Form 20-F
period 2000-12-31
BID COM INTERNATIONAL INC
filed 2001-05-23
CIK 1079171

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________.

                         Commission File No. 001-14835

                          BID.COM INTERNATIONAL INC.

            (Exact name of Registrant as specified in its charter)

                                Not Applicable
                (Translation of Registrant's name into English)

                                ONTARIO, CANADA

                (Jurisdiction of incorporation or organization)

                         6725 Airport Road, Suite 201
                         Mississauga, Ontario L4V 1V2
                   (Address of principal executive offices)

         Securities registered or to be registered pursuant to Section
                               12(b) of the Act.

                                     None

         Securities registered or to be registered pursuant to Section
                               12(g) of the Act.

                                 Common Shares

       Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act.

                                     None

 Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

               54,638,468 Common Shares as of December 31, 2000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                Yes X No ______

Indicate by check mark which financial statement item the registrant has elected to follow.

                           Item 17 X Item 18 ______

                               TABLE OF CONTENTS

                                                                                                 Page
PART I........................................................................................     4

     ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS...........................     4

     ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE.........................................     4

     ITEM 3 - KEY INFORMATION.................................................................     4

          A.   Selected Financial Data........................................................     4
          B.   Capitalization and Indebtedness................................................     6
          C.   Reasons For The Offer And Use Of Proceeds......................................     6
          D.   Risk Factors...................................................................     6

     ITEM 4 - INFORMATION ON THE COMPANY......................................................    16

          A.   History and Development of the Company.........................................    16
          B.   Business Overview..............................................................    16
          C.   Organizational Structure.......................................................    24
          D.   Property, Plants and Equipment.................................................    25

     ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS MANAGEMENT'S
              DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS........    25

     ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES......................................    33

          A.   Directors And Senior Management................................................    33
          B.   Compensation...................................................................    36
          C.   Board Practices................................................................    38
          D.   Employees......................................................................    38
          E.   Share Ownership................................................................    39

     ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...............................    39

          A.   MAJOR SHAREHOLDERS.............................................................    39
          B.   RELATED PARTY TRANSACTIONS.....................................................    40

     ITEM 8 - FINANCIAL INFORMATION...........................................................    40

     ITEM 9 - THE OFFER AND LISTING...........................................................    40

     ITEM 10 - ADDITIONAL INFORMATION.........................................................    42

          A.    Share Capital.................................................................    42
          B.    Memorandum and Articles of Association........................................    42
          C.    Material Contracts............................................................    45
          D.    Exchange Controls.............................................................    45
          E.    Taxation......................................................................    45
          F.    Dividends and Paying Agents...................................................    51
          G.    Statements by Experts.........................................................    51
          H.    Documents on Display..........................................................    51

     ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK......................    52

     ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN DEBT SECURITIES...........................    52

PART II.......................................................................................    52

     ITEM 13 - DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES.................................    52

     ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS...    52

PART III......................................................................................    52

     ITEM 17 - FINANCIAL STATEMENTS...........................................................    52

     ITEM 18 - FINANCIAL STATEMENTS...........................................................    52

     ITEM 19 - EXHIBITS.......................................................................    52

                          BID.COM INTERNATIONAL INC.

                Annual Report on Form 20-F for the Fiscal Year
                            Ended December 31, 2000

                          FORWARD LOOKING STATEMENTS

This annual report includes forward-looking statements. You can identify these statements when you see words such as "expect", "anticipate", "estimate", "believe", "intend", "may", and other similar expressions. These forward-looking statements relate, among other items to:

 .    our future capital needs;

 .    our ability to further develop our business to business relationships and revenues;

 .    our expectations about the markets for our online products and services;

 .    acceptance of our products and services;

 .    competitive factors;

 .    our ability to attract and retain employees;

 .    new products and technological changes;

 .    our ability to develop appropriate strategic alliances;

 .    the validity of our patents and protection of our proprietary technology;

 .    our ability to acquire complementary products or businesses and integrate them into our business; and

 .    geographic expansion of our business.

We have based these forward-looking statements largely on our expectations. Forward-looking statements are subject to risks and uncertainties, certain of which are beyond our control. Actual results could differ materially from those anticipated as a result of the factors described in the "Risks Factors" included elsewhere in this annual report, including, among others:

 .    our limited operating history;

 .    the timing of our future capital needs and our ability to raise additional capital when needed;

 .    uncertainty as to the success of our customers' e-commerce ventures and associated collection risks;

 .    the potential delisting of our stock from the Nasdaq National Market;

 .    volatility of the stock markets and fluctuations in our market price;

 .    our ability to compete with other online e-commerce enablers;

 .    our inability to attract and retain key personnel;

 .    problems which may arise in connection with the acquisition or integration of new businesses, products, services, technologies or other strategic relationships;

 .    risk of system failure or interruption;

 .    uncertainty of market acceptance of our products and services;

 .    uncertainty about the acceptance of the Internet and/or dynamic pricing as a viable commercial medium;

 .    failure to timely develop or license new technologies; and

 .    implementation and enforcement of government regulations.

We do not undertake any obligation to publicly update or revise any forward-looking statements contained in this annual report, whether as a result of new information, future events or otherwise. Because of these risks and uncertainties, the forward-looking statements and circumstances discussed in this annual report might not transpire.

Trademarks or trade names of Bid.Com used in this annual report include:
BID.COM(TM); POWERED BY BID.COM(TM); INTERNET LIQUIDATORS(TM); BID BUDDY(TM); SEARCH BUDDY(TM); DYNAMIC BUYER(TM) and DYNAMIC SELLER(TM).

                                     PART I

Unless otherwise indicated, all references in this annual report to "dollars" or "$" are references to Canadian dollars. Our financial statements are expressed in Canadian dollars. Except as otherwise noted, certain financial information presented in this annual report has been translated from Canadian dollars to U.S. dollars at an exchange rate of Cdn$1.4995 to US$1.00, the noon buying rate in New York City on December 31, 2000 for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. Such translations should not be construed as representations that the Canadian dollars represent, or have been or could be converted into, U.S. dollars at that or any other rate.

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

A.       SELECTED FINANCIAL DATA

         The selected financial data set forth below should be read in conjunction with, and are qualified by reference to, our consolidated financial statements and notes thereto, and our "Operating and Financial Review and Prospects" included elsewhere in this annual report. The consolidated statement of operations data for the years ended 2000, 1999 and 1998 and consolidated balance sheet data as of December 31, 2000 and 1999, as set forth below, are derived from our consolidated audited financial statements and the notes thereto, included elsewhere in this annual report. The consolidated statement of operations data for the years ended 1997 and 1996 and the consolidated balance sheet data as at December 31, 1997 and 1996 have been derived from our consolidated audited financial statements not included in this annual report. We have prepared our audited financial statements in accordance with accounting principles generally accepted in Canada, which differ in certain respects from generally accepted accounting principles in the United States. However, as applied to us, for all fiscal periods for which financial data are presented in this annual report, Canadian GAAP and U.S. GAAP were substantially identical in all material respects, except as disclosed in Note 18 to our consolidated financial statements.

 Statement of Operations Data:

                                                                     Year Ended
                                                                     December 31
                                                                     -----------

                                          2000        2000       1999       1998        1997       1996
                                          ----        ----       ----       ----        ----       ----
                                         (Cdn$)     (U.S.$)     (Cdn$)     (Cdn$)      (Cdn$)     (Cdn$)

                                                                    (Audited)
                                                    (in thousands except for per share data)
Revenue.........................         12,497       8,334      31,001     20,001       2,619          51
   Less:  Customer acquisition costs       (157)       (105)
Net Revenue                              12,340       8,229      31,001     20,001       2,619          51

Expenses
Direct expenses..................        11,460       7,642      26,696     19,361       2,916          12
Advertising and promotion........         5,040       3,361      11,870     12,594       2,521         403
General & administrative.........        19,397      12,936      12,405      5,751       3,157       1,453
Software development
and technology...................         1,802       1,202       1,001        889         661         194
Depreciation and amortization....         1,130         754         621        201         122         100
Interest (income)................          (467)       (311)       (767        (88)        (33)          -
Total expenses...................        38,362      25,584      51,826     38,708       9,344       2,162
Loss before the undernoted.......       (26,022)    (17,355)    (20,825    (18,707)     (6,725)     (2,111)
Non-recurring items..............         5,656       3,772           -          -           -           -
Net (loss).......................       (20,366)    (13,583)    (20,825    (18,707)     (6,725)     (2,111)
Loss per common share............         (0.38)      (0.25)      (0.42      (0.79)      (0.55)      (0.21)
Weighted average number of
common shares                            53,688      53,688      50,682     23,819      12,297       9,598

Balance Sheet Data:/(1)/

                                                                               As at December 31
                                                     ------------------------------------------------------------------------
                                                      2000            2000         1999        1998         1997        1996
                                                      ----            ----         ----        ----         ----        ----
                                                     (Cdn$)          (U.S.$)      (Cdn$)      (Cdn$)       (Cdn$)      (Cdn$)
                                                                                     (in thousands)
Working capital.............................           13,671          9,116        21,523     17,929        5,088       (559)
Total assets................................           20,801         13,871        36,743     21,047        6,886        471
Long-term Deferred Revenue..................            1,185            790         1,289          -            -          -
Shareholders equity.........................           15,860         10,576        28,985     18,622        5,563       (209)

____________________________

     /(1)/ We have not paid dividends since our formation.


     EXCHANGE RATES

          The following tables set forth, for the periods indicated, certain exchange rates based on the noon buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. Such rates are the number of U.S. dollars per one Canadian dollar and are the inverse of the rates quoted by the Federal Reserve Bank of New York for Canadian Dollars per U.S. $1.00. On May 18, 2001, the exchange rate was US$1.00 = Cdn$1.5328.

                                                               Year Ended December 31,
                                           --------------------------------------------------------------
     Rate                                      2000          1999          1998        1997       1996
     ----                                      ----          ----          ----        ----       ----
     Last Day of year                       $ .6669       $ .6925        $.6504      $.6999      $.7301
     Average(1) during year                   .6732         .6744         .6740       .7221       .7332
     High during year                         .6967         .6925         .7105       .7487       .7513
     Low during year                          .6410         .6439         .6341       .6945       .7235

(1) The average rate is the average of the exchange rates on the last day of each month during the year.

      Month                                High during month     Low during month
      -----                                -----------------     ----------------
      November 2000                                   $.6552               $.6410
      December 2000                                   $.6669               $.6469
      January 2001                                    $.6692               $.6595
      February 2001                                   $.6696               $.6493
      March 2001                                      $.6499               $.6336
      April 2001                                      $.6510               $.6333

B.       CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS.

Not applicable.

D.       RISK FACTORS

OUR LIMITED OPERATING HISTORY MAKES EVALUATING OUR BUSINESS DIFFICULT.

         While we were founded in September 1995, until 1999 we operated solely as an online retailer of computer and other goods. During 1999 we began to shift our focus to our e-commerce enabling strategy and related services, and in October 2000 we terminated our on-line retail operations. Accordingly, there is only a limited operating history for you to base an evaluation of us and our business prospects. Our business and prospects must be considered in light of the risks, uncertainties and expenses frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets such as online commerce. Our business strategy may not be successful and we may not successfully address those risks.

WE WILL NEED ADDITIONAL CAPITAL IN THE FUTURE, AND IF WE ARE UNABLE TO SECURE ADDITIONAL FINANCING WHEN WE NEED IT, WE MAY BE REQUIRED TO CURTAIL OUR OPERATIONS SIGNIFICANTLY, WHICH WOULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         Since we began our operations, we have been funded primarily through the sale of securities to investors in a series of private placements, sales of equity to and investments from strategic partners, gains from investments, option exercises and, to a limited extent, through cash flow from operations.

         At this time, funds from operations are not sufficient to meet our anticipated financial requirements beyond early 2002. As of March 31, 2001, we had cash on hand and marketable securities of approximately $14.453 million. Based on current plans and our recent implementation of cost cutting measures, including workforce reductions, we believe that current cash balances and anticipated funds from operations will be sufficient to meet our needs into early 2002. However, the actual amount of funds that will be required until that time will be determined by many factors, some of which are beyond our control. As a result, we may need funds sooner or in greater amounts than currently anticipated. At the request of our auditors, we have included in footnote 2 to our financial statements, a discussion about the ability of our company to continue to operate as a going concern.

         We do not have any committed sources of additional financing at this time and we are uncertain whether additional funding will be available when we need it on terms that will be acceptable to us or at all. If we are not able to obtain financing when we need it, we would be unable to carry out our business plan and would have to significantly curtail our operations, which would have a material adverse effect on our business, financial condition and results of operations. Potential sources of financing include strategic relationships, public or private sales of our shares or debt or other arrangements. If we raise funds by selling additional shares, including common shares or other securities convertible into common shares, the ownership interests of our existing shareholders will be diluted. If we raise funds by selling preference shares, such shares may carry more voting rights, higher dividend payments or more favorable rights upon distribution than those for the common shares. Because of our potential long term capital requirements, we may seek to access the public or private equity markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time.

WE ARE NOT PROFITABLE AND WE MAY NEVER BECOME PROFITABLE.

         We have accumulated net losses of approximately $69.478 million as of March 31, 2001. For the year ended December 31, 2000 our net loss was approximately $20.366 million. We have never achieved profitability and expect to continue to incur losses for the foreseeable future. We cannot assure you that we will earn profits or generate positive cash flows from operations in the future.

AS A RESULT OF OUR CHANGE IN BUSINESS MODEL, WE ARE NO LONGER GENERATING REVENUE FROM THE BUSINESS-TO-CONSUMER MARKET AND WE MAY NOT BE ABLE TO REPLACE THAT REVENUE WITH REVENUE FROM THE BUSINESS-TO-BUSINESS MARKET.

         During 1999 we began to shift our primary business focus from the business-to-consumer market to the business-to-business market. In October 2000, we closed our retail operations. During 1999 and 2000, the substantial majority of our revenues were generated from our business-to-consumer auctions and related services. We cannot assure you that we will be able to replace all lost revenue with the same level of revenue from our business-to-business services. The success of our business is dependent on our ability to attract new customers. If the market grows more slowly than anticipated or we are not able to compete, we many not be able to add new customers at a rate sufficient to replace such lost revenue. If we are unable to replace lost revenue, our business, results of operations, cash flow, financial condition and prospects could be materially adversely affected.

THE E-COMMERCE INITIATIVES OF OUR CUSTOMERS MAY NOT BE SUCCESSFUL AND THIS MAY CREATE COLLECTION ISSUES FOR US AND REDUCE THE AMOUNT OF REVENUE-BASED FEES WE MAY RECEIVE

         There can be no assurance that our customers will be successful in their e-commerce initiatives. Success will be dependent on their willingness and ability to devote sufficient resources to such initiatives, and the demand for their products and services. If our clients are unsuccessful, they may be less willing or able to pay amounts owing to us for services. In addition, if our clients are unsuccessful they may generate less revenue, which would reduce the amount of revenue-based fees payable to us. Furthermore, a lack of success could reduce the number of clients willing or able to provide references to future prospects.

POTENTIAL FLUCTUATIONS IN OUR FINANCIAL RESULTS MAKES FINANCIAL FORECASTING DIFFICULT

         Our operating results have varied on a quarterly basis in the past and may fluctuate significantly as a result of a variety of factors, many of which are outside our control. Factors that may affect our quarterly operating results include:

 .    general economic conditions as well as economic conditions specific to the
     Internet and online commerce industries;

 .    any decision by us to reduce prices for our solutions in response to price reductions by competitors;

 .    the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure;

 .    the announcement or introduction of new sites, services and products by us or our competitors; and

 .    the timing of, and our ability to integrate, any future acquisition of businesses, technologies or products or any strategic investments or relationships into which we may enter.

         As a result of our limited operating history, the emerging nature of the markets in which we compete and the inherent degree of variability in dynamic pricing transactions, it is difficult for us to accurately forecast our revenues, earnings, cash flow and other financial information. Our current and future expense levels are based largely on our investment plans and estimates of future revenues and are, to a large extent, fixed. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall.

         Any significant shortfall in revenues relative to our planned expenditures would have an immediate adverse effect on our business, results of operations, cash flow and financial condition. Further, as a strategic response to changes in the competitive environment, we may from time to time make certain pricing, service or marketing decisions that could have a material adverse effect on our business, results of operations, financial condition and prospects. In addition, payment and recognition of revenues may be affected by implementation delays, which are not always in our control.

         Due to these factors, our quarterly revenues and operating results are difficult to forecast. We believe that period-to-period comparisons of our operating results may not be meaningful and should not be relied upon as an indication of future performance. In addition, it is likely that in one or more future quarters, our operating results will fall below the expectations of securities analysts and investors. In such event, the trading price of our common shares would almost certainly be materially adversely affected.

THE VOLATILITY OF THE STOCK MARKETS AND OUR SHARE PRICE COULD ADVERSELY AFFECT OUR SHAREHOLDERS.

         The market prices for securities of Internet-related and technology companies have been highly volatile, especially recently. These companies have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to their operating performance. Broad market and industry factors may materially and adversely affect the market price of our common shares, regardless of our operating performance. The trading price of our common shares on The Toronto Stock Exchange and Nasdaq has fluctuated significantly in the past and could be subject to wide fluctuations in the future.

         In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted against that company. Such litigation, if instituted against us, could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on our business, results of operations, cash flow, financial condition and prospects.

YOUR LIQUIDITY IN OUR COMMON SHARES MAY BE AFFECTED IF OUR STOCK IS DELISTED FROM THE NASDAQ NATIONAL MARKET

     Our common shares are quoted on the Nasdaq market under the symbol "BIDS". In order for our common shares to continue to be quoted on the Nasdaq market, we must satisfy various listing maintenance standards established by Nasdaq. Under these listing maintenance standards, if the closing bid price of our common shares is under US $1.00 per share for a specified period of time, Nasdaq may delist our common shares from trading on the Nasdaq market.

     We have received a letter from Nasdaq advising us that our common shares have not met Nasdaq's minimum bid price closing requirement for thirty consecutive trading days and that, if we are unable to demonstrate compliance with this requirement for ten consecutive trading days (and our ability to sustain compliance) by June 18, 2001, our common shares will be delisted (subject to any appeal). There can be no assurance that we will be able to satisfy Nasdaq in this regard.

     If our common shares are delisted from Nasdaq, we may apply to have our common shares quoted on Nasdaq's Bulletin Board or in the "pink sheets" maintained by the National Quotation Bureau, Inc. The Bulletin Board and the "pink sheets" are generally considered to be less efficient markets that the Nasdaq National Market on which the shares are currently traded. Delisting from the Nasdaq National Market will not affect the listing of the common shares on The Toronto Stock Exchange.

OUR MARKETS ARE HIGHLY COMPETITIVE AND WE MAY NOT BE ABLE TO COMPETE
EFFECTIVELY.

         The online commerce market is relatively new, rapidly evolving and intensely competitive. We expect that online commerce competition will further intensify in the future. Barriers to entry are minimal, and current and new competitors can launch new sites and technologies at a relatively low cost. We compete with a broad range of companies, including providers of on-line solutions, on-line communities, providers of physical auctions, and catalog companies.

         Many of our competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we. We cannot assure you that we will be able to compete effectively.

WE DEPEND ON OUR KEY PERSONNEL AND WE MAY NOT BE ABLE TO ATTRACT OR RETAIN THE HIGHLY SKILLED PERSONNEL WE NEED.

         Our success is substantially dependent on the ability and experience of our senior management and other key personnel. We do not have long term employment agreements with any of our key personnel and maintain no "key person" life insurance policies.

         In April, 2001, we implemented a workforce reduction in which we eliminated 31 positions. We anticipate that during the remainder of 2001 additional employees may voluntarily elect to terminate their employment because of our workforce reductions. In the future, we may need to hire additional personnel because of attrition or growth of our business. Competition for personnel, especially those with software development and other technical expertise, is intense. We cannot be certain we will be able to retain existing personnel or hire additional, qualified personnel. Our inability to retain and attract the necessary personnel or the loss of services of any of our key personnel could have a material adverse effect on us.

         Stock options are an important component of the compensation of our personnel. We face a significant challenge in retaining our employees if the value of these stock options is not substantial enough. To retain our employees, we expect to continue to grant new options to motivate and retain employees, which will be dilutive to investors.

WE MAY NOT BE ABLE TO MANAGE GROWTH.

         As our business grows, there may be significant demands on our management, administrative, operating and financial resources. In order to manage any future growth effectively, we will need to expand and improve our operational, financial and management information systems and hire, train, motivate, manage and retain additional employees. We cannot assure you that we will be able to manage future growth effectively, that our management, personnel or systems will be adequate to support such growth, or that we will be able to achieve levels of revenue commensurate with the increased levels of operating expenses associated with such growth.

WE PLAN TO CONTINUE TO EXPAND INTERNATIONALLY AND ARE SUBJECT TO RISKS ASSOCIATED WITH GLOBAL EXPANSION.

         We currently operate in the United States, Canada, Ireland, England and Australia. We plan to continue to expand our international presence. We may incur significant costs in connection with our international expansion. There are also risks inherent in doing business on a global level, including:

 .    various laws and regulatory requirements;

 .    tariffs, customs, duties and other trade barriers;

 .    longer payment cycles and problems in collecting accounts receivable;

 .    difficulties in managing foreign operations;

 .    export and import restrictions;

 .    political risks;

 .    currency and foreign exchange controls;

 .    seasonal reductions in business activity during the summer months in Europe and elsewhere; and

 .    potentially adverse tax consequences.

Any of these risks could adversely affect the success of our global operations.

ANY FUTURE ACQUISITIONS OF COMPANIES OR TECHNOLOGIES MAY RESULT IN DISRUPTIONS TO OUR BUSINESS AND/OR THE DISTRACTION OF OUR MANAGEMENT.

         As part of our business strategy, in the future we may seek to acquire or make investments in complementary businesses or technologies. We may not be able to acquire or manage additional businesses profitably or to successfully integrate any acquired businesses with our business. Businesses that we acquire may have liabilities that we underestimate or do not discover during our pre-acquisition investigations. Certain liabilities, even if we do not expressly assume them, may be imposed on us as the successor to the business. Further, each acquisition may involve other special risks that could cause the acquired businesses to fail to meet our expectations. For example:

 .    the acquired businesses may not achieve expected results;

 .    we may not be able to retain key personnel of the acquired businesses;

 .    we may incur substantial, unanticipated costs, delays or other operational or financial problems when we try to integrate businesses we acquire with our own;

 .    our management's attention may be diverted; or

 .    our management may not be able to manage the combined entity effectively or to make acquisitions and grow our business internally at the same time.

         The occurrence of one or more of these factors could materially harm our business, financial condition and results of operations.

         In addition, we may incur debt or issue equity securities to pay for any future acquisitions or investments, which could dilute the ownership interest of our existing shareholders.

IF WE ARE UNABLE TO SUCCESSFULLY PROTECT OUR INTELLECTUAL PROPERTY OR OBTAIN CERTAIN LICENSES, OUR COMPETITIVE POSITION MAY BE HARMED.

         Our performance and ability to compete are dependent in part on our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws as well as confidentiality agreements and technical measures, to establish and protect our proprietary rights. We cannot guarantee that any patents issued to us will afford meaningful protection for our technology. Competitors may develop similar technologies which do not conflict with our patents. Others may challenge our patents and, as a result, our patents could be narrowed or invalidated.

         Our proprietary software is protected by common law copyright laws, as opposed to registration under copyright statutes. Common law protection may be narrower than that which we could obtain under registered copyrights. As a result, we may experience difficulty in enforcing our copyrights against certain third party infringements. The source code for our proprietary software is protected as a trade secret. As part of our confidentiality protection procedures, we generally enter into agreements with our employees and consultants and limit access to, and distribution of, our software, documentation and other proprietary information. We cannot assure you that the steps taken by us will prevent misappropriation of our technology or that agreements entered into for that purpose will be enforceable. In order to protect our intellectual property, it may be necessary for us to litigate. While this has not been necessary to date, there can be no guarantee that we will not be required to do so in future to protect our rights. The laws of other countries may afford us little or no protection for our intellectual property.

         We also rely on a variety of technology that we license from third parties, including our database and Internet server software, which is used to perform key functions. We cannot assure you that these third party technology licenses will continue to be available to us on commercially reasonable terms, or at all. If we are unable to maintain these licenses or obtain upgrades to these licenses, we could be delayed in completing some products or services.

OTHERS COULD CLAIM THAT WE INFRINGE ON THEIR INTELLECTUAL PROPERTY RIGHTS, WHICH MAY RESULT IN COSTLY AND TIME CONSUMING LITIGATION.

         Our success will also depend partly on our ability to operate without infringing upon the proprietary rights of others, as well as our ability to prevent others from infringing on our proprietary rights. We may be required at times to take legal action in order to protect our proprietary rights. Also, from time to time, we may receive notice from third parties claiming that we may infringe their patent or other proprietary rights. Despite our best efforts, we may be sued for infringing on the patent or other proprietary rights of others. Such litigation is costly, and even if we prevail, the cost of such litigation could harm us. If we do not prevail, in addition to any damages we might have to pay, we could be required to stop the infringing activity or obtain a license. We cannot be certain that any required license would be available to us on acceptable terms, or at all. If we fail to obtain a license, or if the terms of a license are burdensome to us, our business, financial condition and results of operations could be materially harmed.

WE MAY HAVE TO EXPEND SIGNIFICANT RESOURCES TO KEEP PACE WITH RAPID TECHNOLOGICAL CHANGE.

         The Internet and e-commerce industries are characterized by rapid technological change, changes in user and customer requirements, frequent new service or product introductions embodying new technologies and the emergence of new industry standards and practices. Any of these could render our proprietary technology obsolete. Our performance will depend, in part, on our ability to:

 .    develop new proprietary technology that addresses the increasingly sophisticated and varied needs of our existing and prospective customers;

 .    respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis;

 .    continually improve the performance, features and reliability of our services in response to evolving market demands; and

 .    license leading technologies.

         We may be required to make substantial expenditures to accomplish the foregoing and to modify or adapt our services or infrastructure.

SYSTEMS DEFECTS, FAILURES OR BREACHES OF SECURITY COULD CAUSE A SIGNIFICANT DISRUPTION TO OUR BUSINESS, DAMAGE OUR REPUTATION AND EXPOSE US TO LIABILITY.

         We believe our reputation for providing reliable and efficient services is critical to our future success. Our systems are vulnerable to a number of factors that may cause interruptions in our ability to enable or host solutions for third parties, including, among others:

 .    damage from human error, tampering and vandalism;

 .    breaches of security;

 .    fire and power losses;

 .    telecommunications failures and capacity limitations; and

 .    software or hardware defects.

         Service offerings involving complex technology often contain errors or performance problems. Defects are often found during the period immediately following introduction and implementation of new services or enhancements. Errors or performance problems could result in lost revenue or cancellation of customer agreements and may expose us to litigation, potential liability and damage to our reputation. Certain of our contracts provide the customer with penalties or a right of termination in the event we are unable to maintain minimum performance levels.

         We have developed a redundant system and a formal disaster recovery plan. Despite the precautions we have taken and plan to take, the occurrence of any of these events or other unanticipated problems could result in service interruptions, which could damage our reputation, subject us to loss of business and significant repair costs. Advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments may result in a compromise or breach of the algorithms we use to protect customer transaction data, including credit card information. Security breaches could expose us to a risk of loss or litigation and possible liability for failing to secure confidential customer information. These factors could expose us to liabilities which could exceed our insurance coverage. Service disruptions could also damage our reputation, cause us to lose existing customers and make it difficult to attract new ones. Extensive repair costs could also affect our ability to operate. Although we continue to take steps to enhance the security and redundancy of our systems, our systems are not now, nor will they ever be, fully secure and redundant.

IF THE WEB INFRASTRUCTURE IS UNABLE TO SUPPORT USER DEMAND OR IF OUR CONNECTION TO THE INTERNET IS INTERRUPTED OUR BUSINESS MAY BE HARMED.

         The success of our business-to-business offerings will depend, to a significant degree, upon the development and maintenance of the Web infrastructure and reliable Web access and services. The Web has experienced, and is expected to continue to experience, significant growth in the numbers of users and amount of traffic. There can be no assurance that the Web infrastructure will continue to be able to support the demands placed on it by this continued growth or that such growth will not adversely affect the performance or reliability of the Web.

         Furthermore, from time to time, the Web has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and could face such outages and delays in the future. These outages and delays could adversely affect the level of Web usage and the level of traffic and the processing of on-line transactions. In addition, we do not own a gateway onto the Internet. Instead, we rely on Internet service providers to connect our Web site to the Internet. From time to time, we have experienced temporary interruptions in our Web site connection and in our telecommunications access. Continuous or prolonged interruptions in our Web site connection or in our telecommunications access would have a material adverse effect on our operations.

         The Web could lose its viability due to delays in the development or adoption of new standards and protocols to handle increased levels of activity. If the necessary infrastructure, standards, protocols or complementary products, services or facilities are not developed, our business, results of operations, cash flow and financial condition will be materially and adversely affected.

OUR LONG-TERM VIABILITY IS SUBSTANTIALLY DEPENDENT UPON THE WIDESPREAD ACCEPTANCE AND USE BY BUSINESSES AND CONSUMERS OF THE INTERNET AS A MEDIUM OF COMMERCE.

         Our future success depends in part on the continued growth and reliance by businesses and consumers on the Internet, particularly the growth of dynamic pricing as a basis for conducting transactions in the business-to-business and consumer markets. Because use of the Internet as a source of information, products and services is a relatively recent phenomenon, it is difficult to predict whether the number of users drawn to the Internet will continue to increase and whether the market for commercial use of the Internet will continue to develop and expand. Internet use patterns may decline as the novelty of the medium recedes.

         The Internet may not be commercially viable for a number of reasons, including potentially inadequate development of the necessary network infrastructure, delayed development of enabling technologies and inadequate performance improvements. In addition, the Internet's viability as a commercial marketplace could be adversely affected by delays in the development of services or due to increased government regulation. Changes in or insufficient availability of telecommunications services to support the Internet also could result in slower response times and adversely affect usage of the Internet generally and our business in particular. Moreover, adverse publicity and consumer concern about the security of transactions conducted on the Internet and the privacy of users may also inhibit the growth of commerce on the Internet. If the use of the Internet does not continue to grow or grows more slowly than expected, or if the infrastructure for the Internet does not effectively support growth that may occur, our business would be materially and adversely affected.

         In addition, even if businesses and consumers accept the use of the Internet as a viable medium of commerce, we cannot assure you that dynamic pricing will develop successfully or achieve widespread acceptance. If the market for dynamic pricing fails to develop, or develops more slowly than expected or becomes saturated with competitors, our business, financial condition, results of operations, cash flow and prospects would be materially adversely affected.

CHANGES IN GOVERNMENT REGULATIONS MAY RESULT IN INCREASED EXPENSES, WHICH COULD DECREASE THE DEMAND FOR OUR SERVICES AND NEGATIVELY IMPACT OUR RESULTS.

         We are not currently subject to direct regulation by any governmental agency, other than regulations applicable to businesses generally and laws and regulations directly applicable to access to or commerce on, the Internet. However, a number of legislative and regulatory proposals under consideration by federal, state, provincial, local and foreign governmental organizations may lead to laws or regulations concerning various aspects of the Internet, including but not limited to, on-line content, user privacy, taxation, access charges and liability for third-party activities. Additionally, it is uncertain how existing laws governing issues such as property ownership, copyright, trade secrets, libel and personal privacy will be applied to the Internet. The adoption of new laws or the broader application of existing laws may expose us to significant liabilities and additional operational requirements and expenses and may decrease the growth in the use of the Internet, which could in turn decrease the demand for our products and increase our cost of doing business.

OUR BUSINESS IS SENSITIVE TO THE OVERALL ECONOMIC ENVIRONMENT, AND ANY SLOWDOWN IN E-BUSINESS GROWTH OR OTHER FACTORS IMPACTING INFORMATION TECHNOLOGY SPENDING BUDGETS COULD HARM OUR OPERATING RESULTS

         The primary customers for our products are enterprises seeking to launch or expand e-business initiatives. Any significant downturn in our customers' markets or in general economic conditions that results in reduced information technology spending budgets would likely result in a decreased demand for our products and services and will harm our business. Industry downturns like these have been, and may continue to be, characterized by diminished demand for products and services and subsequent erosion of average selling prices.
OUR BUSINESS MAY BE AFFECTED BY EVOLVING TAX REGULATIONS.

         A number of proposals have been made at the U.S. state and local level that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of electronic commerce, and could adversely affect our opportunity to derive financial benefit from such activities.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH EXCHANGE RATE FLUCTUATIONS.

         Substantially all of our revenues are in U.S. dollars or European currencies while the majority of our operating expenses are in Canadian dollars. We do not have any hedging programs in place to manage the potential exposure to fluctuations in the Canadian dollar exchange rate. Fluctuations in the Canadian dollar exchange rate or the exchange rate of other currencies against the U.S. or Canadian dollars could have a material adverse effect on our earnings and cash flows.

OUR PREFERENCE SHARES COULD PREVENT OR DELAY A TAKEOVER THAT SOME OR A MAJORITY OF SHAREHOLDERS CONSIDER FAVORABLE.

         Our Board of Directors, without any further vote of our shareholders, may issue preference shares and determine the price, preferences, rights and restrictions of those shares. The rights of the holders of common shares will be subject to, and may be adversely affected by, the rights of the holders of any series of preference shares that may be issued in the future. That means, for example, that we can issue preference shares with more voting rights, higher dividend payments or more favorable rights upon distribution than those for the common shares. If we issue certain types of preference shares in the future, it may also be more difficult for a third party to acquire a majority of our outstanding voting shares and may, in certain circumstances, deter or delay mergers, tender offers or other possible transactions that may be favored by some or a majority of our shareholders.

OUR COMMON SHARES MAY BECOME SUBJECT TO "PENNY STOCK" REGULATIONS WHICH MAY AFFECT YOUR LIQUIDITY IN OUR COMMON SHARES.

         Our common shares were first quoted on the Nasdaq National Market on April 20, 1999. Since then, our common shares have traded at prices below US$5.00 from time to time. Should our common shares continue to be traded below US$5.00, our common shares could become characterized as "penny stocks" which could severely affect market liquidity. The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock. Securities and Exchange Commission regulations generally define a penny stock to be an equity security that has a market price of less than US$5.00 per share, subject to certain exceptions. Such exceptions include any equity security listed on Nasdaq or a national securities exchange and any equity security issued by an issuer that has:

 .    net tangible assets of at least US$2,000,000, if such issuer has been in continuous operation for three years

 .    net tangible assets of at least US$5,000,000, if such issuer has been in continuous operation for less than three years; or

 .    average annual revenue of at least US$6,000,000, if such issuer has been in continuous operation for less than three years

         Unless an exception is available, the regulations require, prior to any transaction involving a penny stock, delivery of a disclosure schedule explaining the penny stock market and the risks associated therewith. The penny stock regulations would adversely affect the market liquidity of our common shares by limiting the ability of broker/dealers to trade the shares and the ability of purchasers of our common shares to sell in the secondary market. Certain institutions and investors will not invest in penny stocks.

U.S. INVESTORS IN OUR COMPANY COULD SUFFER ADVERSE TAX CONSEQUENCES IF WE ARE CHARACTERIZED AS A PASSIVE FOREIGN INVESTMENT COMPANY.

         We may be treated as a passive foreign investment company, or PFIC, for United States federal income tax purposes during our 2000 tax year or in subsequent years. We would be a PFIC if 75% or more of our gross income in a taxable year is passive income. We would also be a PFIC if at least 50% of our assets averaged over the taxable year produce, or are held for the production of, passive income. For these purposes, the value of our assets would be calculated based on our market capitalization. Passive income includes, among other items, interest, dividends, royalties, rents and annuities. We may be deemed a PFIC because previous financings combined with proceeds of future financings may produce, or be deemed to be held to produce, passive income.

     If we are or become a PFIC, many of our U.S. shareholders will be subject to the following adverse tax consequences:

 .    they will be taxed at the highest ordinary income tax rates in effect during their holding period on certain distributions on our common shares, and gains from the sale or other disposition of our common shares;

 .    they will be required to pay interest on taxes allocable to prior periods;
     and

 .    the tax basis of our common shares will not be increased to fair market value at the date of their death.

         If we become a PFIC, U.S. shareholders could avoid these tax consequences by making a qualified electing fund election or a mark-to-market election. These elections would need to be in effect for all taxable years during which we were a PFIC and during which they held our common shares. A U.S. shareholder who makes a qualified electing fund election, will be taxed currently on our ordinary income and net capital gain (unless a deferral election is in effect). A U.S. shareholder who makes a mark-to-market election will include as ordinary income each year an amount equal to the excess of the fair market value of our common shares over the adjusted tax basis as of the close of each year (with certain adjustments for prior years).

         If we become a PFIC, our U.S. shareholders will generally be unable to exchange our common shares for shares of an acquiring corporation on a tax-deferred basis under the reorganization rules of the Internal Revenue Code, and the benefits of many other nonrecognition provisions of the Internal Revenue Code will not apply to transfers of our common shares. In addition, if we become a PFIC, pledges of our common shares will be treated as sales for U.S. federal income tax purposes. U.S. citizens should note that state and local taxes may also apply if amounts are included in U.S. federal taxable income under the PFIC rules of the Internal Revenue Code. The PFIC rules are very complex. U.S. citizens are strongly encouraged to consult with their tax advisors concerning all of the tax consequences of investing in our common shares and the possible benefits of making a tax election given their circumstances. Additionally, U.S. citizens should review the section entitled "Taxation--U.S. Federal Income Tax Considerations--Tax Status of the Company--Passive Foreign Investment Companies" contained in this annual report for a more detailed description of the PFIC rules and how those rules may affect their ownership of our common shares.

IT MAY BE DIFFICULT FOR YOU TO ENFORCE CIVIL LIABILITIES ON US OR OUR OFFICERS OR DIRECTORS.

         We are incorporated under the laws of the Province of Ontario, Canada. Certain of our directors and officers are residents of Canada and a substantial part of our assets and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult for holders of common shares to effect service of legal process within the United States upon those directors and officers who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon civil liability under the Securities Act of 1933, as amended, or the Exchange Act or the rules and regulations promulgated under such statutes. We believe, based on advice of our Canadian counsel, that a judgment of a United States court predicated solely upon civil liability under such U.S. federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. However, we believe, based on such counsel's advice, that there is substantial doubt whether an action could be brought successfully in Canada in the first instance on the basis of liability predicated solely upon such U.S. federal securities laws.

ITEM 4 - INFORMATION ON THE COMPANY

A.       HISTORY AND DEVELOPMENT OF THE COMPANY

BID.COM INTERNATIONAL INC.

         Our business was commenced by Internet Liquidators Inc., an Ontario corporation, in September 1995. In May 1996, Internet Liquidators International Inc., an Ontario corporation, acquired all of the shares of Internet Liquidators Inc. In January 1997, we were formed as an Ontario corporation by statutory amalgamation of Internet Liquidators Inc. and Internet Liquidators International Inc. In June 1998, we changed our name from Internet Liquidators International Inc. to Bid.Com International Inc. We are governed by the Ontario Business Corporations Act.

         Our principal business offices are located at 6725 Airport Road, Suite 201, Mississauga, Ontario L4V 1V2, Canada and our telephone number is (905) 672-7467. In the United States, our principal business offices are located at 2701N Rocky Point Dr., Suite 930, Tampa, Florida 33607 and our telephone number is (813) 636-8025.

MAJOR DEVELOPMENTS

         From the commencement of our business operations in 1995 through 1998, our primary business was a business-to-consumer auction service at our web site www.bid.com. Beginning in 1999, we began to focus our efforts away from retail
-----------
operations, ultimately resulting in the closure of these operations in October of 2000. During this period, we established ourselves as a provider of dynamic pricing solutions to businesses worldwide.

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

         We acquired common shares of the companies listed below during 1998, 1999 and 2000. We describe the accounting adjustments we have made to reflect the reduction in value of those investments (other than Quack.com), the sale of out interest in Quack.com and other principal capital expenditures and divestitures we have made during this period in Item 5 -Liquidity and Capital Resources and Item 7 - Major Shareholders and Related Party Transactions - Related Party Transactions.

                                                                                     Approx            Purchase
                                                                 Common           Percentage of         Price
     Company                        Investment Date              Shares           Ownership (1)      [Cash or Other]
Art Vault International  April 4, 2000                         2,500,000             14.4%             $  1,500,000
GSO Solutions            Apr. 29, 1999, Nov. 10, 2000            500,000              3.5%             $    216,000
Megawheels               Oct. 15, 1999                         2,600,000             12.8%             $  3,000,000
Point2 Internet Systems  June, 28, 1999, Aug. 25, 1999               673             51.0%             $  4,500,000
Quack.com                Sept. 27,1999, Jan 18, Aug. 28, 2000  2,029,068              7.8%             $  1,221,000
SCS Solars               June 30, 1999                         1,500,000              3.3%             $  1,500,000
Andaurex                 March 30, 2000                          700,000             11.6%             $    560,000

(1) Based on publicly available information regarding each of the investee companies

B.       BUSINESS OVERVIEW

         We are a global provider of dynamic pricing solutions for business-to-business (B2B) and business-to-consumer (B2C) electronic commerce. Our hosted, online, client-branded dynamic pricing solutions run on a proprietary technology platform.

         We develop, host and maintain client-branded web-sites or sub-sites incorporating one or more of the elements of our comprehensive suite of pricing methods, as follows:

          DYNAMIC SELLER Solutions ("Sell Side")               DYNAMIC BUYER Solutions ("Buy Side")
          --------------------------------------               ------------------------------------
          . Top Bid (ascending price) Auction                  . Reverse Auction (RFP/RFQ)
          . Dutch (declining price) Auction                    . Sealed Bid
          . Hybrid Auction                                     . Strategic Sourcing (multi-parametric)
          . Fixed Price

         We believe that our broad array of dynamic pricing solutions deliver a series of business and technical benefits for our customers, as follows:

         . Enhanced brand equity and improved relationships with customers. Unlike public marketplace models that bring together various competitors into a single network of buyers and sellers, our client-branded approach helps strengthen, rather than dilute, our customer's brand equity.

         . Improved sales processes. By selling directly to their customers or dealing directly with suppliers, rather than dealing through an intermediary, our customers are able to establish and maintain long-term relationships.

         . Increased speed to market. Our modular and hosted solution can be implemented quickly, as the complexities of on-site implementations are avoided.

         . Reduced investments in technology. By providing our solutions on a hosted basis, we reduce our customers' initial costs and minimize the cost of upgrades and advancements.

         . Easy integration with existing information systems. By using XML standards (which are a uniform method for describing and exchanging electronic data), we are able to integrate our solutions with existing Enterprise Resource Planning (ERP), Supply Chain Management (SCM)and Customer Relationship Management (CRM)and other internal databases and applications.

         . Reduced procurement costs. The combination of an expanded reach through the Internet and reduced time and expense through electronic processes instead of phone, fax or face-to-face meetings can reduce procurement costs for organizations.

         Most of our business-to-business contracts to date have involved our DYNAMIC SELLER Solution. Our DYNAMIC BUYER Solution was introduced late in 2000. We anticipate that, in the future, demand for our Buy Side or procurement solution will be significant, and may ultimately out-weigh demand for our Sell Side solution during a downturn in the economy.

         Since October 24, 2000, with the termination of our retail operations, our revenues have consisted solely of license and service-related fees. Service fees (which are fixed or transaction-based) are derived from software customization and implementation, monthly operating and support, and professional services.

         Our dynamic pricing solutions power sites for some of the largest companies in the world, including divisions of the GE Capital group of companies and News International. We presently market our solutions through sales and marketing representatives throughout Canada, the United States, the United Kingdom, Ireland and continental Europe, and Australia, and we maintain technical support centers in Canada and Ireland.

INDUSTRY BACKGROUND

         The Internet and E-Commerce

         Businesses worldwide use the Internet to communicate and transact business. Forrester Research estimates that the US business-to-business trade market will grow from an estimated US $406 billion in 2000 to US $2.7 trillion by 2004. We believe that Internet growth will continue as a result of a number of factors, including bandwidth improvements, increasing end-user acceptance, globalization and competitive pressures.

         Demand for Dynamic Price Solutions

         We believe dynamic price formats have a number of characteristics that make the sale or purchase of goods via the Internet particularly attractive. While the traditional format for conducting commercial transactions is fixed pricing, many businesses apply dynamic price formats both off-line and on-line. Retailers mark-down inventories, leasing companies auction off end-of-lease goods, and purchasing departments issue Requests for Proposals where elements other than price factor into the decision-making process. All of these scenarios exist in off-line and on-line marketplaces.

         Dynamically changing sales formats leverage the unique characteristics of the Internet, which allows the broad, quick and efficient dissemination of information. Immediate feedback is provided to distributors, vendors and e-tailers regarding price-points that are attractive to customers. Adjustments can be made in real-time.

         Forrester Research estimates that the dynamic pricing segment of US business-to-business trade will grow from US $29.4 billion in 2000 to an estimated US $746 billion by 2004. IDC expects annual revenues in the procurement applications market to reach over US $8 billion by 2004, compared to US $1.4 billion in 2000. Our DYNAMIC SELLER and DYNAMIC BUYER solutions are
                             -------            -------
offered to customers in these two markets.

         Demand for Hosted Solutions

         Customers may implement their e-commerce strategies through a variety of means, including participation in exchanges, licensing and installing third party software, internal software development efforts, and outsourcing. The key advantage for companies that outsource online solutions is the reduced need to invest in additional hardware or software or maintain significant technical resources. This is a key selling point for our offerings. In addition, a hosted solution can be implemented quickly, scaled more effectively, and upgraded and maintained with less disruption to a customer's business. These benefits are similar to those obtained by participating in an exchange operated by a third party, with the significant difference being the ability of the customer to maintain brand and control over their hosted e-commerce initiative

OUR BUSINESS STRATEGY

         Our objective is to provide leading businesses with e-commerce enabling and related service capabilities. Our business strategy is comprised of the following key components:

     .   Focussing on Powering Private Exchanges. We provide solutions to customer-branded exchanges, rather than industry or intermediary exchanges. We believe that customer-branded exchanges more effectively promote each customer's brand equity and strengthen customer relationships.

     .   Productization and Verticalization. We are continuing to "productize"
our offerings by developing broad "generic" applications which involve minimal additional programming, in order to reduce implementation timeframes and improve efficiencies. As part of this process, we expect to develop "productized" versions of our solutions specifically targeted at industry verticals, such as leasing companies.

     .   Expanding our Service Offerings. We are committed to expanding our service offerings through the enhancement of our technology and through new strategic relationships and/or acquisitions. We plan to continue to enter into relationships with third party providers for various related services such as those identified under "Our Services and Offerings".

     .   Entering into Significant Alliances with Industry Leaders.  We seek to establish marketing and other significant relationships with leading companies in a broad range of industries. We believe that these relationships will help provide us with access to important industry participants and will help increase our brand awareness.

     .   Maintaining and Enhancing Our Technology. We have developed a proprietary e-commerce platform for the operation and support of dynamic pricing solutions. We believe our proprietary technology is competitive with other enablers of business-to-business offerings. To remain competitive, we must maintain and enhance our technology. We introduced enhanced procurement or Buy Side capabilities in 2000, and are continuing to develop new transaction formats and complementary technologies.

     .   Penetration into Global Markets. We provide our services to customers in the US, Canada, and Europe. We are continuing to expand our markets in European Community countries from our office in Ireland and through additional sales and marketing offices we have opened in Continental Europe during 2000. In 2000 and early 2001, we also opened sales and marketing offices in New York and Sacramento, and retained local sales representatives in Dallas, New Jersey and Chicago. We expect the rate of growth in number of new offices to slow, as we focus on market penetration from each of these new centers. We continue to maintain a sales and marketing presence in the Asia-Pacific region, however Europe and North America will remain the principal focus of our attention in 2001.

     .   Seeking Acquisitions and Strategic Investments - We plan to continue to expand by seeking technologies, products, and services that complement our existing business. If appropriate opportunities are available, we may acquire businesses, technologies or products or enter into strategic relationships that may further diversify revenue sources and product offerings, expand our customer base or enhance our technology platform.

OUR SERVICES AND OFFERINGS

         We provide on-line dynamic pricing solutions under our POWERED BY BID.COM banner for the business-to-business and business-to-consumer e-commerce markets. The modular nature of our software allows us to tailor our products and services to the needs of each client. In addition, by offering our solutions primarily on a hosted or "business service provider" basis, we allow our customer to concentrate on its core competency while we manage and maintain the hardware, software and connectivity associated with the various pricing methodologies that we support.

         We offer a number of on-line transaction methods, and are continuing to develop new methods by which businesses can sell their products and services. Our "dynamic pricing" methods include:

         DYNAMIC SELLER Solutions ("Sell Side")

         Top Bid (Ascending Price) Auctions. In the conventional rising price auction format, the highest bids win the items auctioned. The rising price auction allows participants to competitively bid on available products and services by incrementally adjusting their bid positions. Our user interface allows users to easily identify current leading bidders, minimum new bids and initial bid pricing. Participants are informed of their bid status, stating whether they have won, been outbid, approved or declined via electronic mail.

         Dutch (Declining Price) Auctions. In our patented Dutch auction format, a starting price is set and a limited time period is allocated for a fixed quantity of the product to be auctioned. As time advances, the price drops in small increments. The longer one waits, the lower the price. However, if a bidder waits too long the limited quantity of the product being auctioned may be sold out. The declining bid auction allows participants to bid in a real-time format utilizing on-screen data which provides the time and quantity remaining as well as the falling price of the items for sale. The bidders remain online and actively participate throughout the auction process.

         In March 1999, we received a patent from the US Patent and Trademark Office covering our process for conducting Dutch auctions over electronic distribution channels. We have a patent application pending in Canada covering the same technology.

         Hybrid. We offer hybrid auction formats to meet clients' particular needs. One example of a hybrid format is an auction which begins on a declining (Dutch Auction) basis until the first bid is received, and then converts to a rising price (Top Bid) auction to reflect demand. This format mimics the 'true auction' format seen in many off-line auctions.

         Fixed Price Offerings. Our technology enables the sale of products and services on a fixed price basis. The vendor posts the good or service and the price in a catalogue or directory format. The purchaser cannot bid on the price, but merely elects whether or not to purchase the good or service.

         DYNAMIC BUYER Solutions ("Buy Side")

         Our DYNAMIC BUYER Solutions are intended to help businesses automate the decision-making process involved when procuring goods, by providing automated analysis and selection of competing bids, based on a variety of factors. We offer the following DYNAMIC BUYER Solutions:

         Request-for-Quotation Auction. The RFQ system allows buyers to post an on-line offer to purchase such that pre-qualified suppliers may view the offer, download documentation related to it and then bid on-line. Buyers can let bidders see the details of all other bids, or alternatively customize the site for confidentiality reasons.

         Bidders or vendors can be pre-qualified by the buyer and provided with access to view and download only the documentation that the buyer specifies. Bidders can then request additional information from the buyer via a question and answer module which we provide. The buyer will examine the questions that the bidders post and then prepare a response document to those questions they wish to answer which is then posted online.

         Sealed Bid. Similar to the RFQ system, the sealed bid method allows the buyer to post its product or service requirements to a multitude of vendors. The system has the ability to incorporate such features as detailed technical information, question and answer forums, and automatic e-mail notification of amended or new buyer-posted documents.

         The sealed bid system differs from the RFQ in that the vendors only have one opportunity to supply a bid. Other bids placed by competing vendors are not visible to anyone during the actual auction. Only after the close of the auction is the buyer able to view the vendor bids.

         Strategic Sourcing (Multi-Parameter). The Strategic Sourcing solution incorporates multi-parameter measures, by which customers may assign values to criteria involved in the purchase decision, such as price, product availability, post-sales support and certification standards. Bidders input responses to questions relating to these criteria, and responses are weighted by the software for presentation to the customer.

         Features

         Our Solutions offer the following features, some of which are only applicable to certain pricing formats:

         Listing. Vendors upload product listings to the web-site or sub-site, either periodically or on an integrated real-time basis. The data comprising the listing is variable based on the customer's requirements, and can include price, category, graphics, and other attributes.

         Reporting. We are able to customize reports to capture data, such as bidding statistics, on an individual transaction or aggregated basis. Reports can be delivered by e-mail or posted for access, all encrypted to protect data.

         E-Mail Notification. Prior to an event, our e-mail notification system will automatically notify potential buyers of the date and specified details.

         Payment and Currency Capabilities. Our solutions support multi-currency transactions and a full range of on-line payment methods, including credit card, banking authorization, smart cards and cash.

         Multi-Language Capabilities. Our object-oriented technology enables customers to collect and deliver content in simple Roman text as well as multi-byte Asian and Arabic languages.

         Search and Bidding Proxy Agents. We have developed proprietary bidding agents for use in conjunction with our Dynamic Seller Solutions. Our BID BUDDY tools allow bidders to place absentee bids up to a pre-determined limit. This "intelligent" bidding agent checks bid activity at regular intervals and increases a customer's bid by the minimum required increment to ensure that products are purchased at the best possible price. If outbid, the customer receives an e-mail alert and is permitted to increase his bid. Our SEARCH BUDDY search tool may be pre-programmed up to a maximum seven days in duration, to find product offerings customized to a customer's specific areas of interest. If a match is found for a customer's search, the customer receives immediate notification by e-mail with a direct link to the desired product.

         Mobile Applications. Our solutions permit bidders to bid through wireless devices such as the RIM Blackberry pager and determine the status of their bids through voice recognition applications such as QUACK's software solution.

         Related Services

         In addition to our dynamic pricing solutions, we provide the following services to our clients:

         Consulting. A significant number of our customers request our input into their business and technical processes, often in conjunction with a "scoping" exercise conducted both before and after the execution of a contract. This input can include comments with respect to the customer's proposed business case for their on-line business, assisting in the development of technical specifications, and recommendations regarding branding and promotional exercises.

         Customization and Implementation. Based generally upon the up-front "scoping" exercise, we customize our solutions as required to meet the customer's particular needs, and develop the customer's web-site or sub-site to expectations. This process can take as little as a few days, or as long as many months, depending on the degree of customization, the resources applied by the customer and the customer's business requirements. We work closely with customers to ensure branding, features and functionality meet their expectations.

         Training. Upon completion of implementation (and often during implementation), we train customer personnel to manage the web-site or sub-site through our administrative tools. Customers are able to upload and alter listings and monitor site activity.

         Customer Service and Support. We provide telephone, e-mail and pager support for our customers, we also monitor client site performance.

         Third Party Offerings

         We have entered into marketing or co-marketing agreements with a number of companies that offer services that are complementary to our offerings. We market these complementary services to our clients and prospects and can earn a referral fee if these services are purchased. In some cases our marketing partner has agreed to market our solutions to its clients and prospects and can earn a referral fee if our services are purchased. Some of our marketing partners are:

              Marketing Partner             Service or Offering
              -----------------             -------------------
              SoftCo                        Procurement / Document Exchange
              BankServ                      Financial Settlement Services
              ecwebworks                    Electronic Document Exchange
              Eloqua                        Strategic Marketing Solutions

         Retail Operations

         Prior to October 24, 2000, we operated two national business-to-consumer auction sites at www.bid.com, one in the United States and one in Canada. Following an extensive strategic review by Management and our Board of Directors, we chose to close our retail operations late in 2000 and focus solely on our business-to-business e-commerce enabling operations.

CUSTOMERS

         We provide our e-commerce solutions and related services to customers in a variety of industries, including: automotive, heavy machinery, retail and shipping and transportation. Our customers typically use our technology and services to implement and operate on-line business-to-business or business-to-consumer offerings for their customers, either by converting an existing off-line solution to the on-line space or by creating a new solution for customers.

         We generate revenue from our business-to-business relationships in several ways. We typically receive some combination of license, consulting, customization and implementation, and hosting fees for our technology. In many cases, we also may receive a percentage of revenues or other transactional-based fees from on-line transactions. In limited cases, we may also invest in our customers, in connection with the delivery of our services.

         The following is a representative list of some of the customers for whom we have developed and implemented client-branded web-sites or sub-sites:


Customer                                    Industry Segment                            Geographic Location
--------                                    ----------------                            -------------------
GE Capital Commercial Equip. Finance        Leasing (financial/heavy equipment)         US
MarineMax                                   Consumer goods (recreational boats)         US
Skermans                                    Manufacturing (packaging machinery)         Europe
News International                          Retail                                      Europe
IVenus                                      Retail                                      Europe
ValueVision                                 Retail                                      US
NetJewels                                   Consumer Goods (jewelry)                    US

SALES AND MARKETING

         We market our services primarily through our direct sales force. Our sales organization is regional, with personnel located in our principal offices in Toronto and Dublin, and in our sales and marketing offices in Tampa, New York, Sacramento, Los Angeles and London, England. In addition, we have sales representatives located in other major cities such as Dallas and Chicago.

         Our marketing efforts are focussed on targeted marketing campaigns, rather than broad based "awareness" campaigns. Potential customers are identified through direct contact, responses to request for information, attendance at trade shows, and the efforts of our lead generation group. We have conducted limited national advertising programs, but principally focus on trade show participation, seminar series for specific industries or professionals, and outgoing lead generation.

         We use reference clients to assist us in our marketing efforts, both through direct contact with potential clients and through site branding and case studies. We also rely on our alliance partners to assist in our marketing efforts.

TECHNOLOGY PLATFORM

         We have devoted significant resources to developing our proprietary software technology. The technology platform is constructed using distributed software technologies which allow rapid redevelopment and deployment of new software technology in order to take advantage of emerging business opportunities.

         Our technology platform is based on Microsoft core applications, including the Windows NT operating system and a SQL server relational database, all residing on scaleable hardware. We use Intel-based Hewlett Packard Netservers, which employ symmetrical multiprocessing, as the basis of our hardware systems.

         We license commercially available technology whenever possible, rather than seek a custom-made or internally-developed solution. We believe that this strategy lowers our operating costs and increases our ability to respond to changing demands resulting from growth and technological shifts. This approach also allows us to focus our development efforts on creating and enhancing the specialized proprietary software that is unique to our business.

         We have embraced high performance switching technologies, including Asynchronous Transfer Mode (ATM), to provide end users with what we believe is the fastest access possible to our clients' web sites. Our access to telecommunications infrastructure is scaleable on demand and has been proven to provide reliable transactional support.

         In November 1998, we won three Canadian Information Productivity Awards, for our online auction technology, including an Award of Excellence, Best of Category Award for Small Business, and top honors with the Best of Show Award.

         Presently, 26 staff members are dedicated to technical support and operations. We expect to continue to focus significant resources on system development to ensure the continued reliability and competitiveness of our technology.

RESEARCH AND DEVELOPMENT

         We believe that our proprietary dynamic pricing software provides a competitive advantage, and that our future success depends, in part, on our ability to continue developing and enhancing that software. Therefore, we have focused our research and development efforts on the continued development of our proprietary software offerings. Our ongoing research and development efforts are aimed at the 'productization' of specific elements of our software, enhancing the features and functionality of our existing software components, the development of new software components, and the integration of superior third party technology into our environment. Productization involves the development of 'generic' applications to reduce programming time and costs for client implementations.

         Our research and development expenditures were approximately $1.802 million for the year ended December 31, 2000, $1.0 million for the year ended December 31, 1999 and $889,000 for the year ended December 31, 1998, including salaries and related expenses of our personnel engaged in research and development. Research and development activities in 2000 included the preliminary development of our DYNAMIC BUYER Solutions and enhancements to our DYNAMIC SELLER Solutions.

INTELLECTUAL PROPERTY

         We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and technical measures, to establish and protect our proprietary rights.

         In March 1999, we received a patent from the U.S. Patent and Trademark Office covering the process whereby we conduct Dutch auctions over electronic distribution channels. We have patent applications pending in Canada covering the same technology. We also continue to explore other patent opportunities, and will have other applications pending from time to time. We do not believe, however, that our ability to obtain patents is material to our success or results.

         Our proprietary software is subject to common law copyright protection, but we do not have, and do not intend to pursue, any registered copyrights. Common law protection may be narrower than that which we could obtain under registered copyrights. As a result, we may experience difficulty in enforcing our copyrights against certain third party infringements. The source code for our proprietary software is protected as a trade secret.

         Our major trademarks or tradenames include: BID.COM; POWERED BY BID.COM; INTERNET LIQUIDATORS; BID BUDDY, SEARCH BUDDY, DYNAMIC SELLER and DYNAMIC BUYER. Except for INTERNET LIQUIDATORS, which is registered in Canada, and DYNAMIC SELLER and DYNAMIC BUYER, which are unregistered, all of these trademarks and tradenames are the subject of pending applications for registration in either or both of the United States and Canada. We also claim rights in other unregistered marks.

         Our competitive position is also dependent upon our unpatented trade secrets. In an effort to protect our trade secrets, and as part of our confidentiality procedures, we generally enter into confidentiality and non-disclosure agreements with our employees and consultants and generally limit access to and distribution of our software, documentation and other proprietary information. Additionally, we limit physical access to our premises, software and hardware and employ security measures to protect against damage or theft. As our technology is primarily offered to customers remotely (hosted on our servers), we believe that the risk of unauthorized use of our technology is limited.

COMPETITION

         The online commerce market is new, rapidly evolving and intensely competitive. We expect that online commerce competition, both as an intermediary and as an enabler, will further intensify in the future. Barriers to entry are minimal, and current and new competitors can launch new sites or technologies at a relatively low cost.

         The online dynamic pricing solutions market is new, rapidly evolving and intensely competitive. We believe that the principal competitive factors in the dynamic pricing solutions market are flexibility and breadth of the technical solution, quality of service, reliability, technical expertise and price. We believe that we are competitive in each of these areas. The companies we compete with in this market include:

         . companies providing hosted services such as Fairmarket Inc., and Opensite's Concierge service;

         . companies providing dynamic commerce solutions such as Moai Technologies, Seibel (through Opensite Inc.), IBM's Websphere product, Ariba (through Trading Dynamics), Commerce One (through CommerceBid), Webvision, Procuri, and PurchasePro;

         .     In-house developers of pricing applications and

         . Exchanges and auction aggregation sites, such as eBay, the FairMarket Network, FreeMarkets and VerticalNet and industry-specific exchanges such as Covisint, which do not compete directly, but may affect demand for our services.

Many of these companies and many of our other competitors have much greater financial, technical, research and development resources than us.

C.       ORGANIZATIONAL STRUCTURE

         The table below lists our subsidiaries. Unless otherwise indicated, we, or one of our subsidiaries, owns 100% of the outstanding common shares of the companies listed.

         Name of Subsidiary                             Country of Incorporation
         ------------------                             ------------------------

         Bid.Com USA Inc.                               USA
         Bid.Com International Limited                  Ireland
         Bid.Com International Pty. Ltd.                Australia
         Bid.Com (U.K.) Limited                         England
         Internet Liquidators USA Inc.                  USA
         Point2 Internet Systems Inc./(1)/              Saskatchewan, Canada

         (1) We own 51% of the outstanding voting shares of Point2. We have granted an option to Point2's management to purchase our shares and assets in Point2 for $2.6 million. This option has not been exercised to date.

D.       PROPERTY, PLANTS AND EQUIPMENT

         The table below lists the locations of our facilities and summarizes certain information about each location.

        --------------------------------------------------------------------------------------------------
        Location                      Use                           Square Feet       Term of Lease
                                                                    (Approximate)
        --------------------------------------------------------------------------------------------------
        Airport Road                  Executive, Administrative,    15,638            Expires October,
        Mississauga, Ontario (1)      Engineering and Marketing                       2001 (1)
        --------------------------------------------------------------------------------------------------
        Lower Baggot Street           Administrative, Engineering   1,200             Monthly
        Dublin, Ireland (2)           and Marketing
        --------------------------------------------------------------------------------------------------
        Rocky Point Drive             Executive and Marketing       2,467             Expires April 30,
        Tampa, Florida                                                                2002
        --------------------------------------------------------------------------------------------------
        Ninth Street                  Marketing                     186               Expires June 18,
        Sacramento, Cal.                                                              2001
        --------------------------------------------------------------------------------------------------
        Kilroy Airport Center         Marketing                     190               Monthly
        Long Beach, Cal.
        --------------------------------------------------------------------------------------------------
        Penn Plaza                    Marketing                     single office     Expires October 1,
        New York, New York                                                            2001
        --------------------------------------------------------------------------------------------------
        Collins Street,               Marketing                     single office     Monthly
        Melbourne, Australia
        --------------------------------------------------------------------------------------------------
        Chiswick High Road            Marketing                     single office     Expires May 31,
        London, England                                                               2001
        --------------------------------------------------------------------------------------------------

(1) We are presently negotiating a three year extension of this lease for approximately 10,165 square feet, on one of the two floors presently occupied, which space we anticipate will be sufficient for our requirements in light of our recent workforce reduction.

(2) We are presently exploring leasing opportunities for 3,000 to 5,000 square feet of office space in the Dublin area.

We believe that we have adequate space for our current needs. As we expand, we expect that suitable additional space will be available on commercially reasonable terms. We do not own any real estate nor do we currently own or lease warehouse space.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH "ITEM 3 - SELECTED FINANCIAL DATA" AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS ANNUAL REPORT. IN ADDITION TO HISTORICAL INFORMATION, THE FOLLOWING DISCUSSION CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF OUR PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. SEE "FORWARD-LOOKING STATEMENTS".

OVERVIEW

         We offer e-commerce enabling technology and related services for businesses. Prior to October 24, 2000, we conducted on-line retail operations at our Web site located at www.bid.com. The closure of our on-line retail operations during the year was the final phase of our transition from an on-line retailer to an e-commerce enabling technology provider.

         We offer a comprehensive suite of e-commerce enabling technologies through our DYNAMIC SELLER and DYNAMIC BUYER solutions. These hosted, on-line, customer-branded dynamic pricing solutions run on a proprietary technology platform.

History
-------

         In September 1995, we commenced business as Internet Liquidators Inc., an Ontario corporation. In January 1997, we amalgamated with Internet Liquidators International Inc. and that name was assumed. In June 1998, we changed our name from Internet Liquidators International Inc. to Bid.Com International Inc. From incorporation through April 1996, we had no revenue as we focused on development of our proprietary technology and computer infrastructure. We launched our auction web site in April 1996 under the URL www.internetliquidators.com. Between April 1996 and May 1997, we focused on securing relationships with strategic partners, and developing an advertising and promotion plan for our business, while continuing to develop our technology infrastructure. We generated minimal revenue during this period.

         In May 1997, we initiated our marketing and advertising campaign and experienced a significant growth trend in on-line retailing throughout 1998, 1999, and into early 2000. During this period, we became aware of demand for our technology, and in 1999 we began to license our technology to other companies.

         Following an extensive strategic review by Management and the Board of Directors during the first half of 2000, we concluded that despite the revenue growth experienced, the on-line retail model was not sustainable, and that we should focus exclusively on providing dynamic pricing solutions to businesses.

         On June 14, 2000, we announced our decision to accelerate the transition from an on-line retailer to a business-to-business e-commerce enabler. To achieve this goal, we significantly curtailed our business-to-consumer auctions and related services over the remainder of 2000. In October 2000, our on-line retail operation was terminated. As a result, revenue and expenses associated with our retail operations were significantly reduced for fiscal year 2000, as compared to fiscal year 1999.

         As a result of the termination of our on-line retail operation in October 2000, substantially all of our revenue in the fourth quarter of 2000 was generated from the business-to-business e-commerce enabling business model. We concluded the year with 27 new business-to-business customers ranging from small retailers to global renowned conglomerates.

Business-to-Business. As a business-to-business e-commerce enabler, our value proposition lies in the fact that we have established and proven technology as evidenced by running an on-line retail store since 1996. We also have significant flexibility in adapting our technology to individual customer business needs. We offer a wide range of services, including consulting, hosting, training and implementation services. Consulting, customization and implementation generally can take several months, depending upon the objectives of the customer, the complexity of the customer's information technology environment, and the resources directed by the customer to the implementation.

         The revenue structures and particular services provided vary depending upon the needs of the customer. We typically obtain an up front consulting, implementation and training fee, and a fixed monthly hosting fee. In many cases, we may also participate in a share of revenue or net revenue from transactions conducted using our software.

Business-to-Consumer. As an on-line retailer, we generated revenue primarily from the sale of goods through on-line auctions. The product mix of our on-line retail activities was largely comprised of computers and related peripherals, consumer electronics, sporting goods and household accessories.

         We did not purchase inventory for resale on our auctions at www.bid.com. Rather, we usually acquired the right to sell the merchandise under arrangements with our vendors. These arrangements typically provided that the supplier would reserve for sale by us specified quantities of products for a fixed period of time without obligating us to purchase these products until sales were made to our customers. When an auction was completed, we charged the successful bidder's credit card. We typically purchased merchandise from suppliers only after a customer had purchased and paid for the product. Title to the inventory passed to us at the time the goods were shipped to the customer. We recorded the gross amount as revenue upon verification of the credit card authorization and shipment of the merchandise to the customer. Inventory on our balance sheets reflected sales returns in transit and some inventory for resale. Both were valued at the lower of cost and net realizable value.

         As part of a business-to-consumer marketing program, we applied a promotional pricing strategy under which products were sold below cost or at significantly reduced profit margins. We continued that approach throughout most of 1998, 1999, and into early 2000 due to competitive pressures. As a result, earnings were significantly impacted in 1998 and 1999. We significantly curtailed this program in 2000 in anticipation of ceasing on-line retail operations.

         On October 24th, 2000, we held our last on-line retail auction.

RESULTS OF OPERATIONS
Comparison of Years Ended December 31, 2000 and December 31, 1999
-----------------------------------------------------------------

Revenue. Revenue is comprised of business-to-business e-commerce enabling activities and on-line retail sales of merchandise and associated shipping revenue. E-commerce enabling activities include revenue from consulting, implementation, training, hosting, and licensing activities. Overall revenue declined to $12.497 million for the year ended December 31, 2000 from $31.001 million for the year ended December 31, 1999, a decline of 59.7%. The decline in revenue was the result of the planned exit from on-line retail operations, which commenced in the second quarter and continued through to the fourth quarter.

         Retail operations generated $10.095 million of total revenue for the year ended December 31, 2000 and $26.590 million for the year ended December 31, 1999. As stated above, this decline in revenue was the result of the planned exit from on-line retail operations.

         Business-to-business e-commerce enabling activities generated $2.402 million of total revenue for the year ended December 31, 2000 and $4.411 million for the year ended December 31, 1999. The higher level in 1999 was a result of two significant software licensing arrangements signed in fiscal 1999 which did not recur in fiscal 2000 and a change in our business model from a licensed offering to a hosted offering. As at December 31, 2000, we had 27 business-to-business customers compared to 4 business-to-business customers at December 31, 1999.

Customer Acquisition Costs. Customer acquisition costs reflect non-cash expenses incurred in attaining business to business contracts. Specifically, these costs represent the calculated value of share purchase warrants issued to GE Capital in return for certain business to business contracts. For the year ended December 31, 2000, these costs amounted to $1.005 million. There were no customer acquisition costs for 1999.

Direct Expenses. Direct expenses are related solely to retail operations, and reflect negotiated reserve prices with vendors for the supply of goods sold by our company. Direct expenses were $11.460 million (113.5% of retail revenue) for the year ended December 31, 2000 as compared to $26.696 million (100.4% of retail revenue) for the year ended December 31, 1999. The decline in direct expenses was attributable to the exit from business to consumer retailing activities, which ceased on October 24, 2000.

Advertising and Promotion Expenses. Advertising and promotion expenses consist primarily of advertising and marketing fees, promotional pricing expenses, and expenses paid to marketing partners from which we purchased advertising space. Advertising and promotional expenses do not include salaries and related expenses of our sales and marketing personnel which are included in general and administrative expenses.

         Advertising and promotion expenses were $5.040 million for the year ended December 31, 2000 as compared to $11.870 million for the year ended December 31, 1999, a decrease of 57.5%. As a percentage of on-line retail revenue, advertising and promotion expenses were 49.9% of retail revenue in 2000 as compared to 44.6% of retail revenue in 1999. The higher proportion of advertising and promotion expenses to revenues for 2000 was directly attributable to our obligation to meet fixed advertising commitments while terminating retail activities. Advertising and promotion expenses for the year ended December 31, 2000 included $558,000 attributable to promotional pricing and $946,000 for expenses related to a marketing agreement with America Online, which ceased on March 31, 2000. Advertising and promotion expenses for the year ended December 31, 1999 include $4.044 million attributable to promotional pricing expenses and $3.548 million for expenses related to America Online.

General and Administrative Expenses. General and administrative expenses include, primarily: all salaries and related expenses (including benefits and payroll taxes) other than fees to independent contractors for research and development, and technology staff compensation, which is included in software and development expenses; facility costs; foreign exchange gains or losses; professional fees; insurance costs; investor relations; computing and communications expenses; regulatory filing fees, business-to-business development costs, and travel and related costs.

         General and administrative expenses increased to $19.397 million for the year ended December 31, 2000 from $12.405 million for the year ended December 31, 1999, an increase of 56.4%. The increase in general and administrative expenses includes additional expenses related to the opening of sales offices in Sacramento and New York and the continued build-up of operations in Ireland, which we opened in 1999. During 2000, we also experienced a significant increase in staffing, primarily associated with the expansion of business-to-business activities. We had 31 dedicated business-to-business sales and marketing staff at December 31, 2000, an increase of 1033% over December 31, 1999. For the year ended December 31, 2000, we also recorded a non-recurring charge of $1.0 million primarily related to strategic consulting costs.

Software Development and Technology Expenses. Software development and technology expenses consist of costs associated with acquired and internally developed software and research and development expenses, including fees to independent contractors and salaries and related expenses of personnel engaged in these activities. Software development expenses associated with development of core software components for client applications are capitalized if they meet specific technological and economic feasibility measures.

         Software development and technology expenses increased to $1.802 million for the year ended December 31, 2000 from $1.001 million for the year ended December 31, 1999, an increase of 80.0%. The increase in software development expenses was largely attributable to redevelopment of core and non core software to improve scalability, functionality, and deployability in an e-commerce enabling environment. A significant portion of the 2000 software development and technology expense was borne in the fourth quarter of 2000, when virtually all of such resources were dedicated to business-to-business activities. Fourth quarter software development expenses were $817,000, or 45.3% of total software expense for the year. During the second and third quarters of fiscal 2000, a significant amount of time and expense was devoted to redevelopment of core technology for client applications and as a result we capitalized $286,000 of software development expense in the second quarter and $255,000 in the third quarter of 2000. We did not capitalize any core software redevelopment in the fourth quarter of 2000.

Depreciation and Amortization. Depreciation and amortization expense was $1.130 million for the year ended December 31, 2000 as compared to $621,000 for the year ended December 31, 1999, an increase of 82.0% This increase was primarily due to a full year of amortization of goodwill as a result of our investment in Point 2 Internet Systems Inc., amortization of capitalized core software development costs as well as a significant increase in server equipment and computers acquired to enhance the infrastructure supporting business-to-business activities.

Interest Income. Interest income reflects interest from investments in cash and marketable securities. Interest income was $467,000 for the year ended December 31, 2000, as compared to $767,000 for the year ended December

31, 1999, a decrease of 39%. This decrease was largely attributable to lower cash and money market funds on hand in 2000.

Realized Gains and Losses on Disposal of Marketable Securities and Strategic
Investments: Realized gains on disposal of marketable securities and strategic investments amounted to $20.946 million for the year ended December 31, 2000, with no comparative balance for the prior year. These gains are outside of the normal course of operations but are not considered extraordinary items. This amount includes the disposal of our strategic investment in Quack.com. As a result of America Online's acquisition of Quack.com, we converted our $1.221 million investment in Quack.com into shares of America Online valued at $21.918 million, effective August 31, 2000. We realized further gains of $249,000 in association with the disposal of some shares of America Online in the fourth quarter of 2000.

Unrealized Gains and Losses on Revaluation of Marketable Securities and Provision for Impairments of Long Term Assets: Unrealized gains and losses on marketable securities and long term assets are the result of an assessment by management as to the recoverability of value of certain assets and are not realized losses on asset disposals. Unrealized losses are outside the normal course of operations but are not considered extraordinary. Unrealized losses for the year ended December 31, 2000 were $15.290 million, with no comparative balance for the prior year.

         We conducted an assessment of our long-term strategic investment portfolio at year end by analyzing the financial performance of the companies we invested in as well as general market conditions, and concluded that an impairment provision of $5.600 million was necessary. Our investments are all in companies in the technology sector. The market prices of technology companies have been significantly reduced in recent months.

         We also revalued our marketable securities at December 31, 2000, which were largely comprised of shares of America Online, resulting in an adjustment of $4.846 million to reflect market value. Subsequent to the end of the year, we disposed of a substantial portion of our shares in America Online and realized a gain of $3.696 million.

         In addition, at December 31, 2000, we also reviewed our investment in Point2 Internet Systems, and it was determined that the goodwill associated with this investment had become impaired, and the recoverability of funds loaned to Point2 was in doubt. As a result we decided to incur provisions of $3.593 million for the Point2 goodwill and $802,000 for a demand loan granted to Point2. Subsequent to year end, we granted Point2's management an option to purchase our investment and assets in Point2 for $2.6 million. This option has not been exercised to date.

Comparison of Years Ended December 31, 1999 and December 31, 1998
-----------------------------------------------------------------

Revenue. Revenue is comprised of services and auction enabling activities, and the sale of merchandise plus shipping revenue. Revenue increased to $31.001 million for the year ended December 31, 1999 from $20.001 million for the year ended December 31,1998, an increase of 55.0%. The increase was due to higher revenue from our web site and from service and auction enabling activities during the year. From January 1, 1999 to December 31,1999, our customer base grew substantially as reflected by a 106% increase in registered bidders from approximately 87,000 to almost 179,000. Quarterly revenue for 1999 was $5.015 million in the first quarter, $6.250 million in the second quarter, $8.330 million in the third quarter, and $11.406 million in the fourth quarter representing quarter over quarter growth of over 24.6% in the second quarter, 33.3% in the third quarter, and 36.9% in the fourth quarter. Retail revenue for the year ended December 31, 1999 was $26.590 million, as compared to $20.001 million for the year ended December 31, 1998, an increase of 33%. Business-to-business e-commerce enabling activities generated $4.411 million for the year ended December 31, 1999, while no revenue from business-to-business e-commerce enabling activities was generated in 1998. In 1999, we signed two significant licensing contracts.

Direct Expenses. Direct expenses reflect negotiated reserve prices with vendors for the supply of goods sold by us. Direct expenses were $26.696 million (100.4% of retail revenue) for the year ended December 31, 1999, as compared to $19.361 million (96.8% of retail revenue) for the year ended December 31, 1998. The increase in direct expenses reflected the significant growth of revenue during the year ended December 31, 1999 as compared to the year ended December 31, 1998.

Advertising and Promotion Expenses. Advertising and promotion expenses consist primarily of advertising and marketing fees, promotional pricing expenses, and expenses paid to strategic and marketing partners and other third parties from which we purchased advertising space, but does not include salaries and related expenses of sales and marketing personnel which are included in general and administrative expenses. Advertising and promotion expenses were $11.870 million for the year ended December 31, 1999, as compared to $12.594 million for the year ended December 31, 1998, a decrease of 5.7%. As a percentage of retail revenue, advertising and promotion expenses fell to 44.6% of revenue for the year ended December 31, 1999 from 63.0% during the year ended December 31, 1998. Advertising and promotion expenses for the year ended December 31, 1999 included $4.044 million (15.2% of retail revenue) attributable to promotional pricing expenses and $3.548 million (13.3% of retail revenue) for expenses related to America Online in accordance with a marketing agreement with America Online. Advertising and promotion expenses for the year ended December 31, 1998 included $3.520 million (17.6% of retail revenue) for promotional pricing expenses and $7.0 million (35.0% of retail revenue) for expenses related to America Online in accordance with the America Online marketing agreement. The decrease in advertising and promotional pricing expenses during 1999, reflected the substantial impact of advertising and marketing which we undertook in 1998 to promote the Bid.Com brand name, attract track traffic to our Web site and our customer base. Reduction of advertising and promotion expenses as a percentage of revenue reflected the significant growth in revenues from 1999 over 1998.

General and Administrative Expenses. General and administrative expenses include, primarily: all salaries and related expenses (including benefits and payroll taxes) other than fees to independent contractors for research and development, and technology staff compensation, which are included in software and development expenses; facility costs; foreign exchange gains and losses; professional fees; insurance costs; investor relations; computing and communications expenses; regulatory filing fees and travel and related costs. General and administrative expenses increased to $12.405 million for the year ended December 31, 1999 from $5.751 million for the year ended December 31, 1998, an increase of 115.7%. As a percentage of revenues, general and administrative expenses increased to 40.0% of revenues for the year ended December 31, 1999 from 28.8% of revenues for the year ended December 31, 1998. The increase in general and administrative expenses was attributable to an increase in salary and related expenses resulting from staff hired to accommodate growth and increased focus on business-to-business opportunities during 1999, increased legal and other fees relating to the attainment of a Nasdaq listing, regulatory filing fees, investor relations fees, live video streaming production expenses, rent, communication and other ancillary costs due primarily to our growth during 1999.

Software Development and Technology Expenses. Software development and technology expenses consist of costs associated with acquired and internally developed software, license agreements and research and development expenses, including fees to independent contractors and salaries and related expenses of personnel engaged in these activities. Software development and technology expenses increased to $1.001 million for the year ended December 31, 1999 from $889,000 for the year ended December 31, 1998, a 12.6% increase. As a percentage of revenue, software development and technology expenses decreased to 3.2% of revenue during 1999 from 4.4% during 1998. The increase in software development and technology expenses was attributable primarily to the increased expenses incurred in connection with the redesign of our web page, development of a fixed price site and the development of business-to-business auction technology. The decrease in software development and technology expense as a percentage of revenue was attributable to the significant growth in revenue during the period.

Depreciation and Amortization. Depreciation and amortization expense was $621,000 for the year ended December 31, 1999 as compared to $201,000 for the year ended December 31, 1998, an increase of 209.0%. This increase was primarily due to amortization expenses relating to goodwill as a result of the investment in Point 2 Internet Systems Inc. as well as a significant increase in equipment, computers, furniture and fixtures acquired by us during 1999 as a result of our growth.

Interest Income. Interest income was $767,000 for the year ended December 31, 1999 as compared to $88,000 for the year ended December 31, 1998. Interest income reflects interest from investments in cash and marketable securities.

LIQUIDITY AND CAPITAL RESOURCES

Funding to Date. We have been funded to date primarily through a series of private placements of equity, in one instance a convertible debenture, sales of equity to and investments from strategic partners, gains from investments, option exercises and cash flow from operations. We have received aggregate net proceeds of $78.2 million as set out below.

1998 Fiscal Year. In July 1998, we issued a common share warrant for an aggregate purchase price of $1.9 million and 1,500,000 common shares for no additional consideration to Rogers Media. The common share purchase warrant entitled Rogers Media to acquire up to 100,000 common shares at a price of $1.40 per common share. These warrants were fully exercised by September 30, 1999.

         In August 1998, we sold in a private placement a total of 8,100,000 special warrants at a price of $1.40 per special warrant for aggregate gross proceeds of $11.3 million. The special warrants were exercised on September 30, 1998, for 8,100,000 common shares and 4,050,000 share purchase warrants, each exercisable to purchase one common share at $1.65 per share. These warrants were fully exercised by September 30, 1999 resulting in aggregate proceeds to our company of $6.682 million.

         We granted to Yorkton Securities Inc., placement agent for the offering, compensation warrants entitling Yorkton to receive, without payment of any further consideration, options to purchase up to 860,000 units (each unit consisting of one common share and one-half of one share purchase warrant) at a price of $1.40 per unit at any time until November 4, 1999. The options were exercised for 860,000 common shares and 430,000 share purchase warrants resulting in proceeds of $1.204 million. These warrants were fully exercised by September 30, 1999 resulting in proceeds to our company of $709,500.

         On November 30, 1998, we sold in a private placement 5,714,984 special warrants at a price of $1.75 per special warrant. We received proceeds of $10.001 million. The special warrants were exercised on January 28, 1999 for 5,714,984 common shares and 1,428,746 share purchase warrants, each exercisable to purchase one common share at $1.75 per share. As at December 31, 1999, all remaining share purchase warrants had been exercised. Yorkton, the placement agent for this offering, was issued compensation warrants that entitled Yorkton to receive, without payment of additional consideration, options to purchase up to 611,498 units at a price of $1.75 per unit at any time prior to December 31, 1999. In January 1999, Yorkton exercised the options for units consisting of 611,498 common shares and 152,875 common share purchase warrants, each exercisable to purchase one common share at $1.75 per share, resulting in proceeds of $1,070,122. These share purchase warrants were fully exercised by September 30, 1999 resulting in proceeds of $267,531.

1999 Fiscal Year. On September 30, 1999, we issued 1,854,678 special warrants at a price of $9.25 per warrant which were exchangeable into 1,854,678 common shares and 1,854,678 share purchase warrants for no additional consideration. The share purchase warrants, if and when exercised, are exercisable at a price of $10.00 per warrant until September 30, 2001 into an equivalent number of common shares. Gross proceeds were $17,155,772 from which was deducted commission of $857,789 (5%) and estimated expenses of approximately $250,000 to yield net proceeds of $16,047,983.

2000 Fiscal Year: In June 2000, Acqua Wellington Value Fund Ltd. invested U.S.$2.1 million in us. In exchange for its investment, we issued to Acqua Wellington a total of 900,790 common shares and common share purchase warrants to purchase 360,316 common shares. We sold the common shares and warrants to Acqua Wellington in units, at a purchase price of US$2.3313 per unit. Each unit was comprised of one common share and four-tenths (0.40) of a common share purchase warrant. Each whole warrant can be exercised to acquire one common share and is exercisable for two years at an exercise price of US$2.68 per warrant. The purchase price was determined based on a formula tied to the market price of common shares during the 15 day trading period ended June 8, 2000.

         On August 31, 2000, we exchanged our shares in Quack.com Inc., which had a cost of $1.221 million, for shares in America Online Inc. valued at $21.918 million, resulting in a gain of $20.697 million. During 2000, we began to liquidate our AOL shares to fund operations.

Capital Assets. Additions to capital assets for the year ended December 31, 2000 were $1.426 million, primarily for computer hardware and server equipment associated with building infrastructure to support business-to-business activities. During 1999 we invested $693,000 in capital assets primarily for computer hardware, equipment, furniture and fixtures and leasehold improvements. During 1998, we invested $351,000 in capital assets primarily for computer hardware. We currently have a capital lease obligation totaling $125,000 over the next 3 years relating to computer hardware. We anticipate that this commitment will be funded using existing funds. We do not currently have any other significant capital expenditure commitments.

Intangible Assets. As a result of a shift in business model to a business-to-business e-commerce enabler, we capitalized $541,000 of software development costs as part of a core software redevelopment project. These costs will be amortized over the expected useful life of the software which is expected to be 24 months.

Other. During the year ended December 31, 2000, we invested funds of $2.612 million in strategic partners including Quack.com Inc, The Art Vault, and Andaurex Industries Inc. See Item 4 - Principal Capital Expenditures and Divestitures.

Present Status. We have not earned profits to date and, at December 31, 2000 and March 31, 2001, we had an accumulated deficit of $68.869 million and $69,478 million, respectively. We have generated negative cash flow from operations since inception and we have expended and expect to continue to expend substantial funds to continue to develop technology, build an infrastructure to support business-to-business activities and expand other areas of our business including the acquisition of, or strategic investments in, complementary products, businesses or technologies. As a result, we expect to incur losses for the foreseeable future and there can be no assurance that we will ever achieve profitability. Operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control.

         As of December 31, 2000, and March 31, 2001, we had cash on hand and marketable securities of approximately $15.5 million and $ 14.4 million, respectively. At this time, funds from operations may not be sufficient to meet our anticipated financial requirements beyond early 2002. Our management has developed a business and financial plan to reduce operating costs, and refocus our efforts on more profitable elements of our business model. As a short term measure to improve operating performance, management has implemented a revised financial and business plan requiring internal restructuring and cost cutting measures. As a result, we believe that current cash balances and anticipated funds from operations will be sufficient to meet our needs into early 2002. However, the actual amount of funds that will be required during the interim period will be determined by many factors, some of which are beyond our control. As a result, we may require funds sooner or in greater amounts than currently anticipated.

         We do not have committed sources of financing at this time and there can be no assurance that we will be able to obtain financing when needed on commercially reasonable terms or at all. If adequate funds are not available or not available on acceptable terms when needed, our business, operations, financial condition and future prospects will be materially adversely affected. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our shareholders will be reduced, shareholders may experience additional dilution and such securities may have rights, preferences and privileges senior to those of our common shares.

Foreign Currency Rate Fluctuations. While our financial statements are in Canadian dollars, revenue is generated in US dollars and other currencies. We incur the majority of our expenses in Canadian dollars. As a result, we may suffer losses due to fluctuations in exchange rates between the Canadian dollar and US dollar, and the Canadian dollar and currencies of other countries. We do not currently engage in foreign exchange hedging activities or use other financial instruments in this regard.

Interest Rate and Investment Risk. The primary objective of our investment activities is to preserve principal while at the same time maximizing income received from our investments without significantly increasing risk. Our investment portfolio is primarily comprised of cash, short term interest bearing certificates and holdings in America Online Inc. Our remaining holding in America Online must remain in escrow until August 31, 2001. We are not using financial instruments to manage our exposure to risk in our holdings in America Online.

Net Operating Losses for Tax Purposes. We have available an aggregate of approximately $51.3 million of net operating losses for tax purposes that may be used to reduce taxable income in future years, of which $113,000 expires in 2002, $1.9 million expires in 2003, $6.4 million expires in 2004, $19.8 million expires in 2005, $19.2 million expires in 2006, and $3.7 million expires in 2007. Our net operating losses are subject to assessment of our tax returns by taxation authorities.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     DIRECTORS AND SENIOR MANAGEMENT

       The following table sets forth the name, age and position of each of our directors and executive officers. This information is supplied based on our records and information furnished by our executive officers and directors.

       Name                                     Age     Position
       ----                                     ---     --------
       Directors

       Pat Bourke/2/                             42     Chairman of the Board of Directors
       Jeffrey Lymburner                         44     Director, President and Chief Executive Officer
       T. Christopher Bulger/2/                  43     Director
       Dr. Duncan Copeland/3/                    44     Director
       Paul Godin/2/                             48     Director
       Howard Koenig/3/                          48     Director
       Jim Moskos                                38     Director, President, Bid.Com Technology Group
       David Pamenter/1,3/                       53     Director and Assistant Secretary
       Ken Sexton/1/                             47     Director
       Charles S. Walker/1/                      65     Director

       Executive Officers
       (other than Messrs. Lymburner and
       Moskos)

       Mark Wallace                              41     Chief Operating Officer
       John Mackie                               36     Vice President, General Counsel and Secretary
       David Kirkconnell                         40     Vice-President, Human Resources

       ________________________

       /(1)/ Member of Audit Committee.
       /(2)/ Member of the Management Resources and Compensation Committee /(3)/ Member of the Corporate Governance Committee.

            The business experience of each of our directors and executive officers for at least the last five years is as follows:

Directors
---------

Patrick Bourke, Potomac, Maryland
Director since June 14, 2000
Chairman of the Board of Directors
Chairman of the Management Resources and Compensation Committee.

       Mr. Bourke is a private investor with over twenty-five years experience in the technology sector. From May, 1996 to April, 2000, Mr. Bourke was Vice President, Interactive Services Marketing for Merant Inc., an e-business software solutions company. Prior to this, he was an executive of Perot Systems Corporation where he held several senior executive positions from 1989 to 1996. Mr. Bourke came to Perot Data Systems from Electronic Data Systems Corporation, where he was Chief Information Officer for the General Motors Truck and Bus Group from 1984 to 1988. Mr. Bourke is a graduate of Arkansas State
University.

Jeffrey Lymburner, Oldsmar, Florida
Director since May 28, 1996

     Mr. Lymburner has been President of our company since August 28, 1998 and Chief Executive Officer since August 1, 1999. Mr. Lymburner is a founding shareholder of our company. Prior to the founding of our company, Mr. Lymburner was President of Completely Mobile Inc., a cellular and wireless data company, from 1990 to 1995. In the 1980's, Mr. Lymburner held several management positions with responsibilities for advertising, purchasing, store management, sales management and strategic planning for Multitech Warehouse Direct, a national consumer electronics retail chain. Mr. Lymburner started his career as a Systems Engineer with IBM in 1978.

T. Christopher Bulger, Toronto, Ontario
Director since May 28, 1996
Member of the Management Resources and Compensation Committee

     Mr. Bulger has been President and Chief Executive Officer of eLab Technology Ventures Inc. since December, 1999. Mr. Bulger served as Executive Vice President of our company from September 1998 to December 1999 and Chief Financial Officer of our company from April 1996 to September 1998. Mr. Bulger was a partner with HDL Capital Corporation, a Toronto based merchant bank which specializes in the venture capital sector, from 1993 until 1999. Mr. Bulger is currently a director of Megawheels Inc., a company listed on the Canadian Venture Exchange and in which we own an equity interest. Mr. Bulger is a Chartered Financial Analyst (CFA) and holds an MBA from the European Institute of Business Administration (INSEAD).

Dr. Duncan Copeland, Potomac, Maryland
Director since May 28, 1996
Chairman of the Corporate Governance Committee

     Dr. Copeland has been President of Copeland & Company, a Washington D.C. based international consultancy firm providing information counsel to management, since September 1990. Dr. Copeland served as a Visiting Professor at Georgetown University from September 1997 to May 1999. He served on the faculty of the Richard Ivey School of Business at the University of Western Ontario ("Western") from July 1989 to June 1996 as a Professor of Information Management in addition to being Chief Information Officer of the institution. Dr. Copeland earned his undergraduate business degree at Western and his doctorate from The Harvard Business School. Dr. Copeland has extensive consulting experience in both the United States and Canada, and is co-author of Waves of Change: Business Evolution Through Information Technology, a Harvard Business School Press publication.

Paul Godin, Kettleby, Ontario
Director since May 28, 1996
Member of the Management Resources and Compensation Committee

     Mr. Godin is a private investor. From September 1999 to March 2001, Mr. Godin was the Chairman of The Art Vault International Limited. Mr. Godin is a founding shareholder of our company. Mr. Godin was Chief Executive Officer of our company from August 28, 1998 to August 1, 1999, and Chairman of the Board of Directors from June 17, 1996 to June 14, 2000. Prior to the founding of our company in September, 1995, Mr. Godin was Senior Vice-President, Corporate Sales and Marketing for Completely Mobile Inc., a Canadian company which designs and implements wireless data systems. He has an extensive marketing and management background spanning 20 years in retail and wholesale electronics and computer distributors.

Howard Koenig, Brookside, New Jersey
Director since October 31, 2000
Member of the Corporate Governance Committee

     Mr. Koenig has been Chief Executive Officer of Employeelife.com, a B2B internet benefits exchange and administration company, since April, 1999. Prior thereto he was Corporate Vice President, Operations/Client

Services of Automatic Data Processing Inc. from January, 1994 to April, 1999 and Managing Partner for Andersen Consulting from January 1990 to January 1994. Prior to that he held executive positions with Oracle Corporation and Deloitte Haskins and Sells. Mr. Koenig holds a BA in Economics and an MBA from the University of Buffalo.

Jim Moskos, Toronto, Ontario
Director since June 7, 1999
Mr. Moskos has been President of the Bid.Com Technology Group since October 19, 1999. Mr. Moskos served as Vice President - Technology of our company from September 1997 to October 19, 1999. From September 1994 to August 1997. Mr. Moskos was Senior Technology Manager for the Canadian Department of Indian Affairs and Northern Development responsible for setting the technical direction for all aspects of application development. Mr. Moskos was the recipient of the 1996 Canadian Information Productivity Award from Canadian Business Magazine, the 1995 Smithsonian Innovator Award for Information Technology, the 1995 Government Technology Achievement Award and is a two-time recipient of the Deputy Ministers Outstanding Achievement Award.

David Pamenter, Toronto, Ontario
Director since June 18, 1997
Member of the Audit Committee and the Corporate Governance Committee

     Mr. Pamenter has been a partner in Gowling, Lafleur, Henderson, a Canadian national law firm, since July 1, 1995. He is also a member of Gowlings' executive committee and the Toronto office management committee. Gowlings is one of the largest Canadian national law firms with a strong focus on advising technology companies. Mr. Pamenter also serves on the boards of a number of client companies and community groups.

Ken Sexton,
Director since October 5, 2000
Chairman of the Audit Committee

     Mr. Sexton has been Senior Vice President of Finance and Administration and Chief Financial Officer of Merant Inc., since December 1998. Prior thereto he was Chief Financial Officer of Intersolv, an enterprise software product company from 1991. From 1984 to 1991, he was the Controller and Chief Accounting Officer of Life Technologies Inc. Mr. Sexton is also a director of Netrex's Frontier Adjusters of America.

Charles S. Walker, Vancouver, British Columbia
Director since February 15, 1999
Member of the Audit Committee

     Mr. Walker has been President and Chief Executive Officer of the Walker Group, Inc., a privately owned company involved in manufacturing, administration, fulfillment services and marketing to the automotive and consumer goods industries since 1968 . Mr. Walker is currently a director of Megawheels Inc., a company listed on the Canadian Venture Exchange, and a director of SCS Solars Computing Systems Inc. Our company owns an equity interest in both of these companies.


Executive Officers
(other than Messrs. Lymburner and Moskos)
-----------------------------------------

Mark Wallace became our Chief Operating Officer in November, 1999 and was previously Executive Vice-President, General Counsel and Secretary of our company. Prior to joining our company in May 1999, Mr. Wallace was Vice-President, General Counsel and Secretary of AT&T Canada Corp. In that capacity, he was principal advisor to that company on all legal, regulatory and corporate governance issues, and served as corporate secretary to its board of directors. Mr. Wallace joined AT&T Canada in 1991. Prior to joining AT&T Canada, Mr. Wallace worked for 4 years in private practice as a corporate commercial lawyer.

John Mackie joined us in November, 1999 as Vice President, General Counsel and Corporate Secretary. Prior to joining us, Mr. Mackie was Assistant General Counsel and Assistant Secretary for Imax Corporation. From August 1997 to June 1998, Mr. Mackie was a member of the legal department of AT&T Canada Long Distance Services Company (now AT&T Canada Corp.), serving as Associate General Counsel from January 1998 to June 1998. Prior to August 1997, Mr. Mackie was an associate with the law firm of Fraser & Beatty (now Fraser Milner Casgrain).

David Kirkconnell has been our Vice President, Human Resources since February 2000. Mr. Kirkconnell has approximately fourteen years human resource management experience in a variety of industries. He acted as a consultant to various businesses on Human Resources matters from October 1998 to February 2000. Prior to that time, he served as Vice-President, Human Resources (from February 1997 to May 1998) and Director Human Resources (from October 1991 to February 1997) for Ault Foods Ltd. Mr. Kirkconnell holds an Economics degree from the University of Western Ontario and a Master of Industrial Relations from the University of Toronto.

See Item 7 - Major Shareholders and Related Party Transactions - Related Party Transactions.

B.     COMPENSATION

Summary Compensation Table

       The following table provides a summary of compensation earned during the most recently completed fiscal year by our Chief Executive Officer and the four highest paid executives, other than the Chief Executive Officer, who earned in excess of $100,000.

----------------------------------------------------------------------------------------------------------------------
                                                                            Long Term Compensation
                                                                            ----------------------
                                                                              Awards          Payouts
                                                                              ------          -------
                                         Annual Compensation                    Restricted
                                         -------------------
                                                                       Options/  Shares or
                                                         Other Annual    SARs   Restricted      LTIP       All Other
                                         Salary  Bonus   Compensation  Granted  Share Units    Payout    Compensation
  Name And Principal Position    Year     ($)     ($)      ($)/(1)/      (#)        ($)         ($)           ($)
----------------------------------------------------------------------------------------------------------------------
Paul Godin...................... 2000   272,000   Nil        Nil        57,500     Nil          Nil          Nil
Chairman/(2)/                    1999   260,000   Nil      12,000      160,000     Nil          Nil          Nil
                                 1998   178,300   Nil      12,000       50,000     Nil          Nil          Nil

Jeffrey Lymburner............... 2000   267,815   Nil       4,498      100,000     Nil          Nil          Nil
President & CEO                  1999   225,684   Nil        Nil       170,000     Nil          Nil          Nil
                                 1998   170,500   Nil        Nil       100,000     Nil          Nil          Nil

Mark Wallace.................... 2000   250,000   Nil      12,000       75,000     Nil          Nil          Nil
Chief Operating Officer/(3)/     1999   112,750   Nil        Nil       425,000     Nil          Nil          Nil

James Moskos.................... 2000   231,250   Nil      12,000       75,000     Nil          Nil          Nil
President, Technology Group      1999   188,500   Nil      12,000      225,000     Nil          Nil          Nil
                                 1998   102,000   Nil       4,500      100,000     Nil          Nil          Nil

Pete Sprukulis.................. 2000   175,000  10,000    12,000       75,000     Nil          Nil          Nil
Sr. VP, Sales & Marketing/(4)/   1999     9,138   Nil        Nil       150,000     Nil          Nil          Nil

John Mackie..................... 2000   164,167  25,000     9,000       50,000     Nil          Nil          Nil
VP, General Counsel and          1999    46,125  25,000      Nil       100,000     Nil          Nil          Nil
Corporate Secretary/(5)/

----------------------------------------------------------------------------------------------------------------------

  1. Received on account of car reimbursement expenses.

  2. Resigned as Chairman of the Board effective June 14, 2000. Mr. Godin was paid a lump sum equal to his salary until December 31, 2000 in consideration for his ongoing assistance in transition of the business.

  3. Joined the Corporation on May 17, 1999. Mr. Wallace was Executive Vice President, General Counsel and Corporate Secretary from

     May 1999 to November 1999.

  4. Joined our company on December 13, 1999. Ceased to be an officer of our company in April, 2001.

  5. Joined our company on November 15, 1999.


     During 1999, we did not provide any pension, retirement or similar benefits to our directors and officers.

     Jeff Lymburner has entered into a non-competition and salary protection agreement with our company, dated February 21, 1997, which provides, among other things, that he (i) will not compete with our company for a period of 12 months, which may be extended by us to 24 months, following the termination of his employment with our company, in consideration of which we will pay his full annual salary during such period; and (ii) if his employment with us is terminated other than by reason of death, disability or cause (as such terms are defined in such agreements), we will continue to pay his full annual salary for 12 months (or 24 months if we exercise our option to extend the non-competition restrictions for 24 months) following the date of termination.

     Mark Wallace, our Chief Operating Officer has entered into a written agreement with our company which provides, among other things, that in the event of termination of his employment other than by death, disability or cause, his previous 12 months salary level is guaranteed for the 12 months after termination.

Compensation of Directors

     During the financial year ended December 31, 2000, the directors received no fees for meetings of the Board or a committee of the Board which they attended and no fee for the signing of any resolution of directors or documents on behalf of the company.

     For the 2001 financial year, directors, other than Messrs. Bourke, Lymburner and Moskos, will receive a fee of $20,000 per year. All directors are reimbursed for reasonable out-of-pocket travel and other expenses incurred by them in attending meetings of the Board or Committee meetings.

C.       BOARD PRACTICES

         Our Articles currently provide for a Board of Directors consisting of not less than 3 and not more than 15 directors, to be elected annually. The Ontario Business Corporations Act provides that, where a minimum and maximum number of directors is provided for in the articles of a company, the directors of that company may, if empowered by special resolution of the shareholders, by a resolution determine the number of directors to be elected at each annual meeting of the shareholders. Our Board of Directors has the authority to fix the number of directors to a number within the minimum and maximum number of directors as set forth in the Articles, and has determined by resolution that the size of the Board is 10 directors.

         The Board of Directors presently consists of 10 directors. Under Canadian law, a majority of our board of directors and of each of our Board Committees must be residents of Canada, subject to certain exceptions. Each of our directors holds office until the next annual meeting of shareholders or until his successor has been elected and qualified. Our executive officers are appointed by our board of directors and serve at the discretion of our Board of Directors.

          Except for Jeff Lymburner's salary protection agreement, no director has any contract or arrangement with us entitling them to benefits upon termination of their directorship.

          The three committees of the Board are the Audit Committee, Management Resources and Compensation Committee, and the Corporate Governance Committee.

          The Audit Committee, all of whose members are unrelated, meets with Management and our auditors on a periodic basis, before the release of quarterly results and before submission of our annual financial statements to the Board. The Committee is responsible for the review and assessment of our audit practices and internal controls, inquiry of the auditors as to cooperation in access and disclosure by Management and the ultimate approval of our annual financial statements for submission to the Board and to the shareholders.

          The Management Resources and Compensation Committee is responsible for recommendations to the Board regarding the appointment or removal of executive officers, reviewing the performance of the executive officers and fixing their compensation. The committee is also responsible for administering our stock option plan and ensuring that salary and benefit programs are continuously suitable for acquiring, retaining and motivating employees.

          The Corporate Governance Committee, all of whose members are unrelated, oversees the implementation of the governance guidelines enunciated above and, where it deems appropriate, will develop modifications to same.

D.        EMPLOYEES

          In April, 2001, we implemented a workforce reduction in which we eliminated 31 positions. As of April 30, 2001, we employed 59 full-time employees, 1 part-time employees, and 2 independent contractors, as follows:

          . 23 in sales and marketing;

          . 26 in technical support and operations;

          . 13 in finance, administrative and senior management functions.

         We have 45 employees based in Mississauga, Ontario, 10 in our Dublin, Ireland offices, and 7 in sales and marketing offices in the United States. None of our employees is represented by a labor union, and we consider our employee relations to be good.

E.       SHARE OWNERSHIP

         The following table sets forth certain information concerning the share ownership of our directors and executive officers as of April 20, 2001:

------------------------------------------------------------------------------------------------------------------------------------


                                                    Number of Common                                                  Percentage of
                                                    Shares Which May                                                  Common Shares
                               Number of Common     be Acquired Under  Range of Exercise Prices  Range of Expiraton    Beneficially
       Name                    Shares Owned (1)      Option Plan (2)          of Options          Dates of Options      Owned (3)
------------------------------------------------------------------------------------------------------------------------------------
Patrick Bourke...............       5,000                160,000           $1.31 - $2.79         08/01/03 - 02/06/04       *
T. Christopher Bulger........         0                  234,000           $1.31 - $6.35         01/22/02 - 02/06/04       *
Duncan Copeland..............      182,500               189,000           $1.31 - $6.35         01/25/02 - 02/06/04       *
Paul Godin...................      328,300               242,500           $1.31 - $6.35         01/25/02 - 02/06/04     1.04%
Howard Koenig................       3,000                 25,000               $1.37                   01/22/03            *
Jeffrey Lymburner............     1,470,200              345,000           $1.31 - $6.35         08/12/02 - 02/06/04     3.18%
Jim Moskos...................       75,000               375,000           $1.31 - $6.10         01/25/02 - 02/06/04       *
David Pamenter...............       1,000                107,500           $1.31 - $6.35         08/13/02 - 02/06/04       *
Ken Sexton...................         0                   70,000           $1.31 - $3.42         10/05/03 - 02/06/04       *
Chuck Walker.................       4,000                124,000           $1.31 - $9.25         08/12/02 - 02/06/04       *
Mark Wallace.................       4,000                575,000           $1.31 - $10.00        04/22/02 - 02/06/04       *
John Mackie..................       1,900                210,000           $1.31 - $5.95         11/11/02 - 02/06/04       *
David Kirkconnell............         0                  160,000           $1.31 - $6.65         08/01/03 - 02/06/04       *
------------------------------------------------------------------------------------------------------------------------------------

* Represents less than 1%

     (1) Represents shares owned beneficially by the named individual other than those shares which may be acquired under our company's option plans. Unless otherwise noted, all persons referred to above have sole voting and sole investment power.

     (2) Includes all shares which the named individual has the right to acquire under all vested and unvested options granted to such individual under our company's option plan.

     (3) This information is based on 54,638,468 common shares outstanding as of April 20, 2001. Common shares subject to options exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

         To our knowledge, no person beneficially owns, directly or indirectly, or exercises control or direction over more than 5% of our issued and outstanding common shares. This information is based on our records, information provided to us by directors and executive officers and a review of any Schedules 13D and 13G filed in 2000 and 2001 by our shareholders with the Securities and Exchange Commission.

         As of May 4, 2001, we had 1,416 shareholders of record holding 54,638,468 common shares, of which 389 shareholders holding 5,670,485 common shares had an address of record in the United States. Common shares held by the principal depositary in the United States on such date amounted to 5,536,074 common shares or 10.13% of our issued common shares, which shares are held for participants' accounts.

         We are not aware of any arrangements which may result in a change in control of our company.

B.       RELATED PARTY TRANSACTIONS

         On April 4, 2000, we completed a transaction with The Art Vault International Limited, a company listed on the Canadian Venture Exchange, under which we agreed to provide our online auction technology and related services to enable the implementation of The Art Vault's online auction of art and antiquities. In consideration for our license and services, we received 2,500,000 shares of The Art Vault and a share of future profits. Paul Godin, a director of our company, was the founding shareholder, an executive officer and a director of The Art Vault. Azim Fancy, then one of our directors, was a director and shareholder of The Art Vault. Charles Walker and James Moskos, also directors of our company, were shareholders of The Art Vault. In March 2001, The Art Vault made an assignment in bankruptcy under the laws of the Province of Ontario due to economic conditions and a lack of available funding. As their license and services agreements were fully paid up, the assignment had no material economic effect on us.

ITEM 8 - FINANCIAL INFORMATION

See Item 17 for our audited consolidated financial statements.

LEGAL PROCEEDINGS

Neither we, nor any of our subsidiaries, is a party to, or the subject of, any material legal proceedings.

DIVIDEND POLICY

We have not declared or paid any cash dividends on our common shares. We currently intend to retain any future earnings for use in the operation and expansion of our business. We do not anticipate paying any cash dividends on our common shares in the foreseeable future.

We have not issued any preference shares. The dividend entitlement of any preference shares issued will be determined by our Board of Directors.

SIGNIFICANT CHANGES

None.


ITEM 9 - THE OFFER AND LISTING


         Our common shares are quoted on the Nasdaq National Market and are listed on The Toronto Stock Exchange. Our common shares have been quoted on Nasdaq since April 20, 1999 under the symbol "BIDS." Our common shares began trading on The Toronto Stock Exchange on February 9, 1998 under the symbol "ILI" and, since July 18, 1998, our common shares traded under the symbol "BII". From June 6, 1996 to February 9, 1998, our common shares were quoted for trading on the Canadian Dealing Network under the symbol "ILII." See Item 3 - Key Information - Risk Factors - YOUR LIQUIDITY IN OUR COMMON SHARES MAY BE AFFECTED IF OUR STOCK IS DELISTED FROM THE NASDAQ NATIONAL MARKET.

         The following tables set forth the range of high and low sales prices (rounded to the nearest hundredth) as reported by Canadian Dealing Network (through February 8, 1998), The Toronto Stock Exchange (beginning February 8,
1998) and Nasdaq (beginning April 20, 1999) during the periods indicated:

                                The Toronto Stock Exchange

                                            High                  Low
                                            ----                  ---
                                           (Cdn $)              (Cdn $)

               Annual Market Prices
               --------------------
                       1998                  6.00                 .56
                       1999                 33.65                3.65
                       2000                 13.10                 .97

              Quarterly Market Prices
              -----------------------

                       1998
                       ----
                 1/st/ Quarter               3.90                1.95
                 2/nd/ Quarter               3.80                1.12
                 3/rd/ Quarter               2.08                0.65
                 4/th/ Quarter               4.56                0.60
                       1999
                       ----
                 1/st/ Quarter              17.60                3.80
                 2/nd/ Quarter              33.65               30.70
                 3/rd/ Quarter              13.05                4.90
                 4/th/ Quarter               8.95                5.65
                       2000
                       ----
                 1/st/ Quarter              13.10                5.85
                 2/nd/ Quarter               9.20                3.11
                 3/rd/ Quarter               4.18                2.22
                 4/th/ Quarter               3.54                 .97
                       2001
                       ----
                 1/st/ Quarter               1.70                 .73
                   April 1 - May 18           .86                 .55

              Monthly Market Prices
              ---------------------
                  November 2000              2.85                1.54
                  December 2000              1.79                 .97
                  January 2001               1.70                 .95
                  February 2001              1.56                1.11
                    March 2001               1.15                 .73
                    April 2001                .86                 .55


                                    Nasdaq

               1999               High       Low        High      Low
               ----               ----       ---        ----      ---
                                 (Cdn$)     (Cdn$)      (US$)     (US$)
         Annual Market Prices

         1999                    28.56       5.59      19.31     3.75

         2000                    13.30        .80       9.13      .53

               Quarterly Market
               Prices


                         1999
               2/nd/ Quarter           28.56       10.72      19.31     7.13
               3/rd/ Quarter           12.54        5.59       8.53     3.75
               4/th/ Quarter            8.85        5.63       6.00     3.84
                         2000
                         ----
               1/st/ Quarter           13.30        5.75       9.13     3.97
               2/nd/ Quarter            9.69        3.01       6.50     2.06
               3/rd/ Quarter            4.05        2.22       2.75     1.50
               4/th/ Quarter            3.53         .80       2.34      .53
                         2001
                         ----
               1/st/ Quarter            1.65         .74       1.09      .47
               April 1-May 18            .83         .53        .54      .34

               Monthly Market Prices

               November 2000            2.87        1.58       1.88     1.03
               December 2000            1.74         .80       1.13      .53
               January 2001             1.65         .94       1.09      .63
               February 2001            1.58        1.06       1.06      .69
               March 2001               1.11         .74        .72      .47
               April 2001                .83         .53        .54      .34




ITEM 10 - ADDITIONAL INFORMATION

A.       Share Capital

Not applicable.

B.       Memorandum and Articles of Association

Our Articles of Amalgamation, as amended, are on file with the Ministry of Consumer and Commercial Relations for the Province of Ontario under Ontario Corporation Number 1217515. Our articles do not include a stated purpose.

Directors

Directors of our company need not be shareholders. In accordance with our by-laws and the Ontario Business Corporations Act, a majority of our directors must be residents of Canada, subject to certain exceptions. In addition, directors must be at least 18 years of age, of sound mind, and not bankrupt. Neither our articles or by-laws, nor the Ontario Business Corporations Act, impose any mandatory retirement age for directors.

A director who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with our company shall disclose to the company the nature and extent of his interest at the time and in the manner provided by the Ontario Business Corporations Act. The Ontario Business Corporations Act prohibits such a director from voting on any resolution to approve the contract or transaction unless the contract or transaction:

 .    is an arrangement by way of security for money lent to or obligations undertaken by the director for the benefit of the company or an affiliate;

 .    relates primarily to his or her remuneration as a director, officer, employee or agent of the company or an affiliate;

 .    is for indemnity or insurance; or

 .    is with an affiliate.

Our board of directors may, on behalf of the company and without authorization of our shareholders:

 .    borrow money upon the credit of the company;

 .    issue, reissue, sell or pledge bonds, debentures, notes or other evidences or indebtedness or guarantees of our company, either secured or unsecured;

 .    subject to certain disclosure requirements of the Ontario Business
     Corporations Act, give, directly or indirectly, financial assistance to any person by means of a loan, a guarantee or otherwise on behalf of our company to secure performance or any present or future indebtedness, liability or obligation of any person; and

 .    mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal property of our company, movable or immovable, including without limitation book debts, rights, powers, franchises and undertakings, to secure any bonds, debentures, notes or other evidences of indebtedness or guarantee or any other obligation of the company.

Common Shares

Our articles authorize the issuance of an unlimited number of common shares. The holders of the common shares of our company are entitled to receive notice of and to attend all meetings of the shareholders of our company and have one vote for each common share held at all meetings of the shareholders of our company, except for meetings at which only holders of another specified class or series of shares of the company are entitled to vote separately as a class or series. Subject to the prior rights of the holders of preference shares of our company and to any other shares ranking senior to the common shares with respect to priority in the payment of dividends, the holders of common shares are entitled to receive dividends and our company will pay dividends, as and when declared by our Board of Directors, out of moneys properly applicable to the payment of dividends, in such amount and in such form as our Board of Directors may from time to time determine, and all dividends which our Board of Directors may declare on the common shares shall be declared and paid in equal amounts per share on all common shares at the time outstanding. In the event of the dissolution, liquidation or winding-up of the company, whether voluntary or involuntary, or any other distribution of assets of the company among its shareholders for the purpose of winding up its affairs, subject to the prior rights of the holders of preference shares and to any other shares ranking senior to the common shares with respect to priority in the distribution of assets upon dissolution, liquidation or winding-up, the holders of the common shares will be entitled to receive the remaining property and assets of the company.

Preference Shares

Our articles of incorporation authorize the issuance of an unlimited number of preference shares, in one or more series. The Ontario Business Corporations Act does not impose restrictions upon our Board of Directors issuing preference shares of the type authorized by our articles of incorporation. Our Board of Directors may fix, before issuing, the number of preference shares of each series, the designation, rights, privileges, restrictions and conditions attaching to the preference shares of each series, including any voting rights, any right to receive dividends (which may be cumulative or non-cumulative and variable or fixed) or the means of determining the dividends, the dates of payment, any terms and conditions of redemption or purchase, any conversion rights, and any rights on the liquidation, dissolution or winding-up of the company, any sinking fund or other provisions, the whole to be subject to the issue of a Certificate of Amendment setting forth the designation, rights, privileges, restrictions and conditions attaching to the preference shares of the series. Our articles of incorporation require that preference shares of each series must, with respect to the payment of dividends and the distribution of assets or the return of capital in the event of the liquidation, dissolution or winding-up of the company, whether voluntary or involuntary, rank on a parity with the preference shares of every other series and be entitled to preference over the common shares and over any other shares ranking junior to the preference shares. The preference shares of one series shall participate ratably with the preference shares of every other series in respect of all dividends and similar amounts.

Action Necessary to Change the Rights of Shareholders

In order to change the rights of our shareholders, we would need to amend our articles of incorporation to effect the change. Such an amendment would require the approval of holders of two-thirds of the shares cast at a duly called special meeting. If we wish to amend the rights of holders of a specific class of shares, such approval would also be required from the holders of that class. A shareholder is entitled to dissent in respect of such a resolution and, if the resolution is adopted and the company implements such changes, demand payment of the fair value of its shares.

Meetings of Shareholders

An annual meeting of shareholders is held each year for the purpose of considering the financial statements and reports, electing directors, appointing auditors and for the transaction of other business as may be brought before the meeting. The President or the Board of Directors has the power to call a special meeting of shareholders at any time. Notice of the time and place of each meeting of shareholders must be given not less than 21 days, nor more than 50 days, before the date of each meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any other purpose other than consideration of financial statements and auditor's report, election of directors and reappointment of the incumbent auditor, must state the nature of the business in sufficient detail to permit the shareholder to form a reasoned judgment on and must state the text of any special resolution or by-law to be submitted to the meeting. The only persons entitled to be present at a meeting of shareholders are those entitled to vote thereat, the directors of the company, the auditor of the company and others who although not entitled to vote are entitled or required to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting. If a corporation is winding-up, the Ontario Business Corporations Act permits a liquidator appointed by the shareholders, during the continuance of a voluntary winding-up, to call and attend meetings of the shareholders. In circumstances where a court orders a meeting of shareholders, the court may direct how the meeting may be held, including the parties entitled, or required, to attend the meeting.

Limitations on Rights to Own Securities

         There is no limitation imposed by Canadian law or by the articles or other charter documents on the right of a non-resident to hold or vote common shares or preference shares with voting rights, other than as provided in the Investment Canada Act, as amended by the World Trade Organization Agreement Implementation Act. The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian," as defined in the Investment Canada Act (a "non-Canadian"), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be a net benefit to Canada.

         An investment in our voting shares by a non-Canadian (other than a "World Trade Organization Investor," as defined below) would be reviewable under the Investment Canada Act if it were an investment to acquire direct control of our company, and the value of our assets were $5.0 million or more. An investment in our voting shares by a World Trade Organization Investor would be reviewable under the Investment Canada Act if it were an investment to acquire direct control of our company, and the value of our assets equaled or exceeded $209 million. A non-Canadian, whether a World Trade Organization Investor or otherwise, would acquire control of us for purposes of the Investment Canada Act if he or she acquired a majority of our voting shares. The acquisition of less than a majority, but at least one-third of our voting shares, would be presumed to be an acquisition of control of our company, unless it could be established that we were not controlled in fact by the acquirer through the ownership of voting shares. In general, an individual is a World Trade Organization Investor if he or she is a "national" of a country (other than Canada) that is a member of the World Trade Organization ("World Trade Organization Member") or has a right of permanent residence in a World Trade Organization Member. A corporation or other entity will be a World Trade Organization investor if it is a "World Trade Organization investor-controlled entity" pursuant to detailed rules set out in the Investment Canada Act. The United States is a World Trade Organization Member.

         Certain transactions involving our voting shares would be exempt from the Investment Canada Act, including: (a) an acquisition of our voting shares if the acquisition were made in connection with the person's business as a trader or dealer in securities; (b) an acquisition of control of our company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and (c) an acquisition of control of our company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of our company, through the ownership of voting interests, remains unchanged.

Change of Control

Our authorized capital consists of an unlimited number of preference shares. The Board of Directors, without any further vote by the common shareholders, has the authority to issue preference shares and to determine the price, preferences, rights and restrictions, including voting and dividend rights, of these shares. The rights of the holders of common shares are subject to the rights of holders of any preference shares that the Board of Directors may issue in the future. That means, for example, that we can issue preference shares with more voting rights, higher dividend payments or more favorable rights upon dissolution, than the common shares. If we issued certain types of preference shares in the future, it may also be more difficult for a third-party to acquire a majority of our outstanding voting shares.

C.       Material Contracts


         The following is a summary of our company's material contracts entered into since January 1, 1999.

1. Underwriting Agreement, dated September 30, 1999, between Canaccord Capital Corporation and Bid.Com International Inc. Pursuant to the terms and conditions of the agreement, we issued 1,854,678 special warrants at a price of $9.25 per warrant which were exchangeable into 1,854,678 common shares and 1,854,678 share purchase warrants for no additional consideration. The share purchase warrants, if and when exercised, are exercisable at a price of $10.00 per warrant until September 30, 2001 into an equivalent number of common shares. Gross proceeds were $17,155,772 from which was deducted commission of $857,789 (5%) and estimated expenses of approximately $250,000 to yield net proceeds of $16,047,983.

2. Purchase Agreement, dated as of June 16, 2000, between Bid.Com International Inc. and Acqua Wellington Value Fund Ltd. Pursuant to the terms and conditions of this agreement, Acqua Wellington Value Fund Ltd. invested U.S. $2.1 million in us. In exchange for its investment, we issued to Acqua Wellington a total of 900,790 common shares and common share purchase warrants to purchase 360,316 common shares, which we agreed to register with the Securities and Exchange Commission. We sold the common shares and warrants to Acqua Wellington in units, at a purchase price of US$2.3313 per unit. Each unit was comprised of one common share and four-tenths (0.40) of a common share purchase warrant. Each whole warrant can be exercised to acquire one common share and is exercisable for two years at an exercise price of US$2.68 per warrant. The purchase price was determined based on a formula tied to the market price of common shares during the 15 day trading period ended June 8, 2000.

3. Registration Rights Agreement, dated as of June 16, 2000, between Bid.Com International Inc. and Acqua Wellington Value Fund Ltd. Pursuant to the terms and conditions of this agreement, Acqua Wellington received registration rights for the common shares, including those common shares issuable upon exercise of the warrants, acquired by it pursuant to the Purchase Agreement referred to in No. 2. In addition we agreed that if the registration statement covering these shares was not effective by a specified date, we would be subject to monetary and other penalties. We also agreed to grant Acqua Wellington piggyback registration rights.

D.       Exchange Controls

         There is no law, government decree or regulation in Canada restricting the export or import of capital or affecting the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements.

E.       Taxation

Canadian Federal Income Tax Considerations

         The following summary describes material Canadian federal income tax consequences generally applicable to a holder of our common shares who is not a resident of Canada, and who, for purposes of the Income Tax Act (Canada), (i) holds such shares as capital property and (ii) deals at arm's length with us. Generally, common shares will be considered capital property to a holder provided that such holder does not hold such securities in the course of carrying on a business and has not acquired such securities in a transaction or transactions considered to be an adventure or concern in the nature of trade which includes a transaction or transactions of the same kind and carried on in the same manner as a transaction or transactions of an ordinary trader or dealer in property of the same kind.

         This summary is based upon the current provisions of the Income Tax Act and the regulations thereunder and on an understanding of the published administrative practices of the Canadian Customs and Revenue Agency. This summary does not take into account or anticipate any possible changes in law, or the administration thereof, whether by legislative, governmental or judicial action, except proposals for specific amendment thereto which have been publicly announced by the Canadian Minister of Finance prior to the date hereof.

         This summary does not address all aspects of Canadian federal income tax law that may be relevant to shareholders based upon their particular circumstances, and does not deal with provincial, territorial or foreign income tax consequences, which might differ significantly from the consequences under Canadian federal income tax law.

         Shareholders are advised to consult their tax advisors regarding the application of the Canadian federal income tax law to their particular circumstances, as well as any Canadian provincial, territorial or other tax consequences or any U.S. federal, state or local tax consequences or other foreign income tax consequences of the acquisition, ownership and disposition of our common shares.

         Taxation of Dividends.

         A holder of a common share who is not resident in Canada for purposes of the Income Tax Act will be subject to Canadian withholding tax on dividends paid or credited, or deemed under the Income Tax Act to be paid or credited, to the holder of the common share. The rate of withholding tax under the Income Tax Act on dividends is 25% of the amount of the dividend. Such rate may be reduced under the provisions of an applicable international tax treaty to which Canada is a party. Under the tax treaty that Canada has entered into with the United States, the rate of Canadian withholding tax applicable in respect of dividends paid or credited by a Canadian corporation to a shareholder resident in the United States, is generally reduced to 15%, or 5% in the case of a corporate holder which owns 10% or more of the voting shares. A foreign tax credit for the tax withheld may be available under applicable US tax law to a US holder against U.S. federal income tax liability. Moreover, pursuant to Article XXI of the Canada-U.S. Treaty, an exemption from Canadian withholding tax generally is available in respect of dividends received by certain trusts, companies and other organizations whose income is exempt from tax under the laws of the United States.

         Disposition of common shares.

         A non-resident holder of a common share will not be subject to tax under the Income Tax Act in respect of a capital gain realized on the disposition of a common share unless the common share constitutes or is deemed to constitute "taxable Canadian property" as defined in the Income Tax Act. Shares of a corporation that are listed on a prescribed stock exchange (which includes shares traded on certain U.S. stock exchanges, including the Nasdaq) are generally not considered to be taxable Canadian property. However, such shares are considered taxable Canadian property in the hands of a non-resident holder if, at any time during the 60-month period immediately preceding disposition by the holder, 25% or more of our issued shares of any class were owned by the non-resident holder together with persons with whom the non-resident did not deal at arm's length.

         An interest in or option in respect of common shares or other securities convertible into or exchangeable for common shares could constitute taxable Canadian property if the common shares that could be acquired upon the exercise of the option, the conversion or exchange rights or in which there is such interest are themselves taxable Canadian property. Taxable Canadian property also includes any common share held by a non-resident if the non-resident used the common share in carrying on a business (other than an insurance business) in Canada, or, if the non-resident is a non-resident insurer, any common share that is its "designated insurance property" for the year. A non-resident whose common shares constitute or are deemed to constitute taxable Canadian property will realize upon the disposition or deemed disposition of a common share, a capital gain (or a capital loss) to the extent that the proceeds of disposition are greater than (or less than) the aggregate of the adjusted cost base to the holder of a common share and any reasonable costs of disposition.

         One-half of any capital gain realized by a holder (a taxable capital gain) will be included in computing the holder's income. One-half of any capital loss realized by a holder may, subject to certain restrictions applicable to holders that are corporations, normally be deducted from the holder's taxable capital gains realized in the year of disposition, the three preceding taxation years or any subsequent taxation years, subject to detailed rules contained in the Income Tax Act.

         A purchase by us of our common shares (other than a purchase of our common shares on the open market in a manner in which shares would normally be purchased by any member of the public in the open market) will give rise to a deemed dividend under the Income Tax Act equal to the difference between the amount we paid on the purchase and the paid-up capital of such shares determined in accordance with the Income Tax Act. The paid-up capital of such shares may be less than the cost of such shares to the holder. Any such dividend deemed to have been received by a non-resident holder will be subject to non-resident withholding tax as described above. The amount of any such deemed dividend will reduce the proceeds of disposition of the common share to the non-resident holder for the purpose of computing the amount of the non-resident holder's capital gain or loss under the Income Tax Act.

         Even if the common shares constitute taxable Canadian property to a non-resident holder and their disposition would give rise to a capital gain, an exemption from tax under the Income Tax Act may be available under the terms of an applicable international tax treaty to which Canada is a party. A holder resident in the United States for purposes of the Canada-U.S. Treaty will generally be exempt from Canadian tax in respect of a gain on the disposition of common shares provided that the value of the common shares is not derived principally from real property situated in Canada. Our common shares would qualify for this exception, however Article XIII paragraph 5 of the Canada-U.S. Treaty provides that the treaty exemption does not apply where the U.S. resident holder was an individual who was a Canadian resident for 120 months during any period of 20 consecutive years preceding the time of the sale and was resident in Canada at any time during the ten years immediately preceding the sale. If the exemption from such Canadian tax in respect of such gain is not available under the Canada-U.S. Treaty, a foreign tax credit may be available under applicable US tax law for U.S. federal income tax purposes. Non-residents are advised to consult their tax advisers with regard to the availability of a treaty exemption.

U.S. Federal Income Tax Considerations

         The following summary describes material United States federal income tax consequences arising from the purchase, ownership and sale of common shares. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, final, temporary and proposed United States Treasury Regulations promulgated thereunder, and the administrative and judicial interpretations thereof, all as in effect as of the date of this annual report and all of which are subject to change, possibly on a retroactive basis. The consequences to any particular investor may differ from those described below by reason of that investor's particular circumstances. This summary does not address the considerations that may be applicable to any particular taxpayer based on such taxpayer's particular circumstances (including potential application of the alternative minimum tax), to particular classes of taxpayers (including financial institutions, broker-dealers, insurance companies, taxpayers who have elected mark-to-market accounting, tax-exempt organizations, taxpayers who hold ordinary shares as part of a straddle, "hedge" or "conversion transaction" with other investments, investors who own (directly, indirectly or through attribution) 10% or more of our company's outstanding voting stock, taxpayers whose functional currency is not the U.S. dollar, persons who are not citizens or residents of the United States, or persons which are foreign corporations, foreign partnerships or foreign estates or trusts as to the United States) or any aspect of state, local or non-United States tax laws. Additionally, the discussion does not consider the tax treatment of persons who hold common shares through a partnership or other pass-through entity or the possible application of United States federal gift or estate tax. This summary is addressed only to a holder of common shares who is (i) a citizen or resident of the United States who owns less than 10% of our company's outstanding voting stock, (ii) a corporation organized in the United States or under the laws of the United States or any state thereof, (iii) an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of source, or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust (a "U.S. Holder"). This summary is for general information purposes only and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase common shares. This summary generally considers only U.S. Holders that will own their common shares as capital assets.

         Each shareholder should consult with such shareholder's own tax advisor as to the particular tax consequences to such shareholder of the purchase, ownership and sale of their common shares including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Treatment of Dividend Distributions

         Subject to the discussion below under "Tax Status Of The Company - Passive Foreign Investment Companies," a distribution by our company to a U.S. Holder in respect of the common shares (including the amount of any Canadian taxes withheld thereon) will generally be treated for United States federal income tax purposes as a dividend to the extent of our company's current and accumulated earnings and profits, as determined under United States federal income tax principles. To the extent, if any, that the amount of any such distribution exceeds our company's current and accumulated earnings and profits, as so computed, it will first reduce the U.S. Holder's tax basis in the common shares owned by him, and to the extent it exceeds such tax basis, it will be treated as capital gain from the sale of common shares.

         While it is not anticipated that our company will pay dividends in the foreseeable future, the gross amount of any distribution from our company received by a U.S. Holder which is treated as a dividend for United States federal income tax purposes (before reduction for any Canadian tax withheld at source) will be included in such U.S. Holder's gross income, will be subject to tax at the rates applicable to ordinary income and generally will not qualify for the dividends received deduction applicable in certain cases to United States corporations. For United States federal income tax purposes, the amount of any dividend paid in Canadian dollars by our company to a U.S. Holder will equal the U.S. dollar value of the amount of the dividend paid in Canadian dollars, at the exchange rate in effect on the date of the distribution, regardless of whether the Canadian dollars are actually converted into United States dollars at that time. Canadian dollars received by a U.S. Holder will have a tax basis equal to the U.S. dollar value thereof determined at the exchange rate on the date of the distribution. Currency exchange gain or loss, if any, recognized by a U.S. Holder on the conversion of Canadian dollars into U.S. dollars will generally be treated as U.S. source ordinary income or loss to such holder. U.S. Holders should consult their own tax advisors concerning the treatment of foreign currency gain or loss, if any, on any Canadian dollars received which are converted into dollars subsequent to distribution.

         A U.S. Holder generally will be entitled to deduct any Canadian taxes withheld from dividends in computing United States taxable income, or to credit such withheld taxes against the United States federal income tax imposed on such U.S. Holder's dividend income. No deduction for Canadian taxes may be claimed, however, by a noncorporate U.S. Holder that does not itemize deductions. The amount of foreign taxes for which a U.S. Holder may claim a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. Distributions with respect to common shares that are taxable as dividends will generally constitute foreign source income for purposes of the foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by our company with respect to the common shares will generally constitute "passive income." Foreign income taxes exceeding a shareholder's credit limitation for the year of payment or accrual of such tax can be carried back for two taxable years and forward for five taxable years, subject to the credit limitation applicable in each of such years. Additionally, the foreign tax credit in any taxable year may not offset more than 90% of a shareholder's liability for United States individual or corporate alternative minimum tax. The total amount of allowable foreign tax credits in any year generally cannot exceed regular U.S. tax liability for the year attributable to foreign source taxable income. A U.S. Holder will be denied a foreign tax credit with respect to Canadian income tax withheld from dividends received on the common shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make certain related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the common shares are not counted toward meeting the 16 day holding period required by the statute.

Sale or Exchange of a Common Share

         Subject to the discussion below under "Tax Status Of The Company - Passive Foreign Investment Companies," the sale or exchange by a U.S. Holder of a common share generally will result in the recognition of gain or loss by the U.S. Holder in an amount equal to the difference between the amount realized and the U.S. Holder's basis in the common share sold. Such gain or loss will be capital gain or loss provided that the common share is a capital asset in the hands of the holder. The gain or loss realized by a noncorporate U.S. Holder on the sale or exchange of a common share will be long-term capital gain or loss subject to tax at a maximum tax rate of 20% if the common share had been held for more than one year. If the common share had been held by such noncorporate U.S. Holder for not more than one year, such gain will be short-term capital gain subject to tax at a maximum rate of 39.6%. Finally, gain realized by a noncorporate U.S. Holder with respect to common shares acquired after December 31, 2000 and held for more than five years, shall be taxed at a maximum rate of 18%. Gain realized by a corporate U.S. Holder will be subject to tax at a maximum rate of 35%. Gains recognized by a U.S. Holder on a sale, exchange or other disposition of common shares generally will be treated as United States source income for United States foreign tax credit purposes. A loss recognized by a U.S. Holder on the sale, exchange or other disposition of common shares generally is allocated to U.S. source income under recently finalized regulations. However, those regulations require such loss to be allocated to foreign source income to the extent certain dividends were received by the taxpayer within the 24-month period preceding the date on which the taxpayer recognized the loss. The deductibility of a capital loss recognized on the sale, exchange or other disposition of common shares is subject to limitations. A U.S. Holder that receives foreign currency upon disposition of common shares and subsequently converts the foreign currency into U.S. dollars generally will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar. U.S. Holders should consult their own tax advisors regarding treatment of any foreign currency gain or loss on any Canadian dollars received in respect of the sale, exchange or other disposition of common shares.

Tax Status of the Company

         Personal Holding Companies. A non-U.S. corporation may be classified as a personal holding company for United States federal income tax purposes if both of the following two tests are satisfied: (i) if at any time during the last half of the company's taxable year, five or fewer individuals (without regard to their citizenship or residency) own or are deemed to own (under certain attribution rules) more than 50% of the stock of the corporation by value and
(ii) 60% or more of such non-U.S. corporation's gross income derived from U.S. sources or effectively connected with a U.S. trade or business, as specifically adjusted, is from certain passive sources such as dividends and royalty payments. Such a corporation generally is taxed (currently at a rate of 39.6% of "undistributed personal holding company income") on the amounts of such passive source income, after making adjustments such as deducting dividends paid and income taxes, that are not distributed to shareholders. We believe that our company was not a personal holding company in 1999 and is not currently a personal holding company. However, no assurance can be given that either test will not be satisfied in the future.

         Foreign Personal Holding Companies. A non-U.S. corporation will be classified as a foreign personal holding company for United States federal income tax purposes if both of the two following tests are satisfied: (i) five or fewer individuals who are United States citizens or residents own or are deemed to own (under certain attribution rules) more than 50% of all classes of the corporation's stock measured by voting power or value and (ii) the corporation receives at least 60% (50% if previously an foreign personal holding company) of its gross income (regardless of source), as specifically adjusted, from certain passive sources. If such a corporation is classified as a foreign personal holding company, a portion of its "undistributed foreign personal holding company income" (as defined for United States federal income tax purposes) would be imputed to all of its shareholders who are U.S. Holders on the last taxable day of the corporation's taxable year, or, if earlier, the last day on which it is classifiable as a foreign personal holding company. Such income would be taxable as a dividend, even if no cash dividend is actually paid. U.S. Holders who dispose of their shares prior to such date would not be subject to tax under these rules. We believe that our company was not a personal holding company in 1999 and is not currently a personal holding company. However, no assurance can be given that our company will not qualify as a foreign personal holding company in the future.

         Passive Foreign Investment Companies. A company will be a passive foreign investment company if 75% or more of its gross income (including the pro rata share of the gross income of any company (United States or foreign) in which the company is considered to own 25% or more of the shares (determined by market value)) in a taxable year is passive income. Alternatively, the company will be considered to be a passive foreign investment company if at least 50% of the value of the company's assets (averaged over the year) (including the pro rata share of the value of the assets of any company in which the company is considered to own 25% or more of the shares (determined by market value)) in a taxable year are held for the production of, or produce, passive income. For these purposes, the value of our assets is calculated based on our market capitalization. Passive income generally includes, among others, interest, dividends, royalties, rents and annuities.

         If our company is a passive foreign investment company for any taxable year, a U.S. Holders, in the absence of an election by such U.S. Holder to treat our company as a "qualified electing fund" (a "QEF election"), as discussed below, would, upon certain distributions by our company and upon disposition of the common shares at a gain, be liable to pay tax at the highest tax rate on ordinary income in effect for each period to which the income is allocated, plus interest on the tax, as if the distribution or gain had been recognized ratably over the days in the U.S. Holder's holding period for the common shares during which our company was a passive foreign investment company. Additionally, if our company is a passive foreign investment company, U.S. Holders who acquire ordinary shares from decedents would be denied the normally available step-up of the income tax basis for such common shares to fair market value at the date of death and instead would have a tax basis equal to the decedent's basis, if lower.

         If our company is treated as a passive foreign investment company for any taxable year, U.S. Holders should consider whether to make a QEF election for United States federal income tax purposes. If a U.S. Holder has a QEF election in effect for all taxable years that such U.S. Holder has held the common shares and our company was a passive foreign investment company, distributions and gain will not be recognized ratably over the U.S. Holder's holding period or subject to an interest charge, gain on the sale of common shares will be characterized as capital gain and the denial of basis step-up at death described above would not apply. Instead, each such U.S. Holder is required for each taxable year that our company is a qualified electing fund to include in income a pro rata share of the ordinary earnings of our company as ordinary income and a pro rata share of the net capital gain of our company as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. Consequently, in order to comply with the requirements of a QEF election, a U.S. Holder must receive from our company certain information. We intend to supply U.S. Holders with the information needed to report income and gain pursuant to a QEF election in the event our company is classified as a passive foreign investment company. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the Internal Revenue Service. A shareholder makes a QEF election by attaching a completed IRS Form 8621 (including the passive foreign investment company annual information statement) to a timely filed United States federal income tax return and by filing such form with the IRS Service Center in Philadelphia, Pennsylvania. Even if a QEF election is not made, a shareholder in a passive foreign investment company who is a U.S. Holder must file a completed IRS Form 8621 every year.

         As an alternative to making a QEF election, a U.S. Holder may elect to make a mark-to-market election with respect to the common shares owned by him. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election. Under such election, a U.S. Holder includes in income each year an amount equal to fair market value of the common shares owned by such U.S. Holder as of the close of the taxable year over the U.S. Holder's adjusted basis in such shares. The U.S. Holder would be entitled to a deduction for the excess, if any, of such U.S. Holder's adjusted basis in his common shares over the fair market value of such shares as of the close of the taxable year; provided however, that such deduction would be limited to the extent of any net mark-to-market gains with respect to the common shares included by the U.S. Holder under the election for prior taxable years. The U.S. Holder's basis in his common shares is adjusted to reflect the amounts included or deducted pursuant to this election. Amounts included in income pursuant to the mark-to-market election, as well as gain on the sale or exchange of the common shares, will be treated as ordinary income. Ordinary loss treatment applies to the deductible portion of any mark-to-market loss, as well as to any loss realized on the actual sale or exchange of the common shares to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included with respect to such common shares.

         The mark-to-market election applies to the tax year for which the election is made and all later tax years, unless the common shares cease to be marketable or the IRS consents to the revocation of the election.

         We do not believe our company was a passive foreign investment company during 1999. However, there can be no assurance that our company will not be classified as a passive foreign investment company in 2000 or thereafter because the tests for determining passive foreign investment company status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. U.S. Holders who hold common shares during a period when our company is a passive foreign investment company will be subject to the foregoing rules, even if our company ceases to be a passive foreign investment company, subject to certain exceptions for U.S. Holders who made a QEF election. U.S. Holders are urged to consult with their own tax advisors about making a QEF election or mark-to-market election and other aspects of the passive foreign investment company rules.

Back-Up Withholding and Information Reporting

         U.S. Holders generally are subject to information reporting requirements and back-up withholding with respect to dividends paid in the United States on common shares. Back-up withholding will not apply if a U.S. holder provides an IRS Form W-9 or otherwise establishes an exemption. U.S. holders are subject to information reporting and back-up withholding at a rate of 31% on proceeds paid from the disposition of common shares unless the U.S. holder provides IRS Form W-9 or otherwise establishes an exemption.

         Non-U.S. holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or the proceeds from the disposition of, common shares, provided that such non-U.S. holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

         The amount of any back-up withholding will be allowed as a credit against a U.S. or non-U.S. holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the IRS.




F.       Dividends and Paying Agents

Not applicable.

G.       Statements by Experts

Not applicable.

H.       Documents on display.

         We have filed this Annual Report on Form 20-F with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Statements made in this annual report as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

         We are subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information which we file with the Securities and Exchange Commission, including this Annual Report on Form 20-F, may be inspected and copied at the public reference facilities of the Securities and Exchange Commission at:

         450 Fifth Street N.W.    7 World Trade Center            500 West Madison Street
         Room 1024                New York, New York 10048        Suite 1400
         Washington D.C. 20549                                    Chicago, Illinois 60661

     You can also obtain copies of this material by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Additionally, copies of this material may also be obtained from the Securities and Exchange Commission's Internet site at http://www.sec.gov. The Commission's telephone number is 1-800-SEC-0330.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

             (a)  Quantitative Information about Market Risk

                  See Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources - Foreign Currency Rate Fluctuations; Interest Rate and Investment Risk.

             (b)  Qualitative Information about Market Risk

                  See Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources - Foreign Currency Rate Fluctuations; Interest Rate and Investment Risk.

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN DEBT SECURITIES

Not applicable.

                                    PART II

ITEM 13 - DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There were no material modifications effecting the rights of securities holders made during the fiscal year ended December 31, 2000.

                                   PART III

ITEM 17- FINANCIAL STATEMENTS

See the Index to Consolidated Financial Statements accompanying this report on page F-1.

ITEM 18 - FINANCIAL STATEMENTS

Not applicable.

ITEM 19 - EXHIBITS

Exhibits filed as part of this Annual Report.

          1.1      Articles of Incorporation of the Company.(1)

          1.2      By-laws of the Company.(2)

          3.1 Underwriting Agreement dated September 30, 1999, between the Company and Canaccord Capital Corporation. (3)

          3.2 Warrant Indenture dated September 30, 1999, between the Company and CIBC Mellon Trust Company. (4)

          3.3 Special Warrant Indenture dated September 30, 1999, between the Company and CIBC Mellon Trust Company. (5)

          3.4 Purchase Agreement, dated as of June 16, 2000, between Bid.Com International Inc. and Acqua Wellington Value Fund Ltd.

          3.5 Registration Rights Agreement, dated as of June 16, 2000, between Bid.Com International and Acqua Wellington Value Fund Ltd.

          3.6 Warrant dated June 16, 2000, between Bid.Com International and Acqua Wellington Value Fund Ltd.

          3.7 Form of Subscription Agreement dated October 3, 1997 between the Company and each of the Investors in the October 3, 1997 private placement. (6)

          3.8 Special Warrant Indenture dated October 3, 1997 between the Company and CIBC Mellon Trust Company. (7)

          3.9 Share Purchase Warrant Indenture dated October 3, 1997 between the Company and CIBC Mellon Trust Company. (8)

          3.10 Underwriting Agreement dated October 3, 1997 between the Company, Yorkton Securities Inc. and First Marathon Securities Limited. (9)

          3.11 Form of Subscription Agreement dated August 4, 1998 between the Company and each of the Investors in the August 4, 1998 private placement. (10)

          3.12 Special Warrant Indenture dated August 4, 1998 among the Company, certain Selling Shareholders and CIBC Mellon Trust Company. (11)

          3.13 Share Purchase Warrant Indenture dated August 4, 1998 among the Company, certain Selling Shareholders and CIBC Mellon Trust Company. (12)

          3.14 Underwriting Agreement dated August 4, 1998 between the Company and Yorkton Securities Inc. (13)

          3.15 Form of Subscription Agreement dated November 30, 1998 among the Company and the Investors in the November 30, 1998 private placement. (14)

          3.17 Underwriting Agreement dated November 30, 1998 between the Company and Yorkton Securities Inc. (15)

          3.18 Special Warrant Indenture dated November 30, 1998 among the Company, certain Selling Shareholders and CIBC Mellon Trust Company. (16)

          3.19 Share Purchase Warrant Indenture dated November 30, 1998 among the Company, certain Selling Shareholders and CIBC Mellon Trust Company. (17)

          3.20 Salary Protection Letter, dated February 12, 1997, between the Company and Jeffrey Lymburner. (18)


         --------------------
          (1) Incorporated by reference from Exhibit 1.1 of Amendment No. 1 to the Company's Registration Statement on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on March 29, 1999.

          (2) Incorporated by reference from Exhibit 1.2 of Amendment No. 1 to the Company's Registration Statement on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on March 29, 1999.

          (3) Incorporated by reference from Exhibit 3.1 to the Company's Annual Report on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on May 19, 2000.

          (4) Incorporated by reference from Exhibit 3.2 to the Company's Annual Report on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on May 19, 2000.

          (5) Incorporated by reference from Exhibit 3.3 to the Company's Annual Report on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on May 19, 2000.

          (6) Incorporated by reference from Exhibit 3.7 of the Company's Registration Statement on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on February 16, 1999.

          (7) Incorporated by reference from Exhibit 3.8 of the Company's Registration Statement on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on February 16, 1999.

          (8) Incorporated by reference from Exhibit 3.9 of Amendment No. 1 to the Company's Registration Statement on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on March 29, 1999.

          (9) Incorporated by reference from Exhibit 3.10 of the Company's Registration Statement on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on February 16, 1999.

          (10) Incorporated by reference from Exhibit 3.11 of the Company's Registration Statement on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on February 16, 1999.

          (11) Incorporated by reference from Exhibit 3.12 of the Company's Registration Statement on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on February 16, 1999.

          (12) Incorporated by reference from Exhibit 3.13 of the Company's Registration Statement on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on February 16, 1999.

          (13) Incorporated by reference from Exhibit 3.14 of the Company's Registration Statement on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on February 16, 1999.

          (14) Incorporated by reference from Exhibit 3.17 of the Company's Registration Statement on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on February 16, 1999.

          (15) Incorporated by reference from Exhibit 3.18 of the Company's Registration Statement on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on February 16, 1999.

          (16) Incorporated by reference from Exhibit 3.19 of the Company's Registration Statement on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on February 16, 1999.

          (17) Incorporated by reference from Exhibit 3.20 of the Company's Registration Statement on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on February 16, 1999.

          (18) Incorporated by reference from Exhibit 3.27 of Amendment No. 1 to the Company's Registration Statement on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on March 29, 1999.

                                  SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual on its behalf.

                                       BID.COM INTERNATIONAL INC.




                                       By: /s/ Jeffrey Lymburner
                                          ------------------------------------
                                          Name:  Jeffrey Lymburner
                                          Title: President and Chief Executive
                                                 Officer

Dated: May 18, 2001                    By: /s/ John Mackie
                                          ------------------------------------
                                          Name:  John Mackie
                                          Title: Vice-President, General Counsel
                                                 and Corporate Secretary

                          Bid.Com International Inc.
                       Consolidated Financial Statements

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                                               Page
                                                                                                               ----
Audited Consolidated Financial Statements for the years ended December 31, 2000, 1999 and 1998
Independent Auditors' Report............................................................................       F-2
Consolidated Balance Sheets as at December 31, 2000 and 1999............................................       F-3
Consolidated Statements of Operations for the years ended December 31, 2000, 1999 and 1998..............       F-4
Consolidated Statements of Deficit for the years ended December 31, 2000, 1999 and 1998.................       F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2000, 1999 and 1998..............       F-6
Notes to Consolidated Financial Statements..............................................................       F-7

Auditors' Report


To the Shareholders of
Bid.Com International Inc.

We have audited the consolidated balance sheets of Bid.Com International Inc. as at December 31, 2000 and 1999, and the consolidated statements of operations, deficit and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the year ended December 31, 2000, we conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated balance sheet as at December 31, 1999 and the consolidated statements of operations, deficits and cash flows for each of the two years in the period ended December 31, 1999, we conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis of opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in accordance with Canadian generally accepted accounting principles.

Effective January 1, 2000, the Company adopted the liability method of accounting for income taxes for reporting under Canadian generally accepted accounting principles. The change, which had no effect on the financial statements of the Company, is explained in Note 6.

/s/ Deloitte & Touche LLP

Chartered Accountants
Toronto, Ontario, Canada
February 9, 2001

Comments by Auditors for U.S. readers on Canadian - United States Reporting Differences
United States reporting standards for auditors require the addition of an explanatory paragraph following the opinion paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 2 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and United States generally accepted auditing standards, our report to the Shareholders dated February 9, 2001 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

BID.COM INTERNATIONAL INC.
Consolidated Balance Sheets
December 31, 2000 and 1999
(in thousands of Canadian dollars)
================================================================================

                                                                                     December 31,
---------------------------------------------------------------------------------------------------------------------
                                                                        2000            2000              1999
---------------------------------------------------------------------------------------------------------------------

                                                                                     Convenience
                                                                                     translation
                                                                                     into U.S. $
                                                                                      (Note 21)
ASSETS
CURRENT
   Cash                                                                   $ 7,363          $ 4,910           $ 5,019
    Marketable securities                                                   8,124            5,418            16,478
    Accounts receivable                                                       701              467             1,761
   Inventory (Note 4)
                                                                                -                -               155
   Deposits and prepaid expenses
                                                                            1,180              787             4,579
----------------------------------------------------------------------------------------------------------------------
                                                                           17,368           11,582            27,992

CAPITAL ASSETS (Note 5)                                                     1,760            1,174               977
STRATEGIC INVESTMENTS                                                       1,176              784             5,386
CAPITALIZED SOFTWARE                                                          473              315                 -
TRADEMARKS AND INTELLECTUAL
    PROPERTY  (NET)                                                            24               16               503
GOODWILL - (at cost less accumulated amortization
    2000 - $   4,045, US $2,698; 1999 - $160)                                   -                -             1,885
----------------------------------------------------------------------------------------------------------------------
                                                                          $20,801          $13,871           $36,743
======================================================================================================================

LIABILITIES

CURRENT
   Accounts payable                                                       $ 1,213            $ 809           $ 3,604
    Accrued liabilities                                                       807              538             1,900
    Current portion of capital lease obligation                                66               44                 -
   Current portion of deferred revenue                                      1,611            1,075               965
----------------------------------------------------------------------------------------------------------------------
                                                                            3,697            2,466             6,469

 DEFERRED REVENUE                                                           1,185              790             1,289
 CAPITAL LEASE OBLIGATION                                                      59               39                 -
----------------------------------------------------------------------------------------------------------------------
                                                                            4,941            3,295             7,758
======================================================================================================================

Commitments and Contingencies [Notes 2 and 10]
SHAREHOLDERS' EQUITY
   Share capital (Note 7)                                                  83,724           55,835            77,488
   Warrants (Note 7(h))                                                     1,005              670                 -
   Deficit                                                               (68,869)         (45,929)          (48,503)
----------------------------------------------------------------------------------------------------------------------
                                                                           15,860           10,576            28,985
----------------------------------------------------------------------------------------------------------------------
                                                                         $ 20,801         $ 13,871          $ 36,743
======================================================================================================================

BID.COM INTERNATIONAL INC.
Consolidated Statements of Operations
Years ended December 31, 2000, 1999 and 1998
(in thousands of Canadian dollars, except per share amount)
================================================================================

                                                                                  Year ended December 31,
--------------------------------------------------------------------------------------------------------------------------------
                                                                  2000              2000             1999            1998
--------------------------------------------------------------------------------------------------------------------------------

                                                                                Convenience
                                                                                translation
                                                                                into U.S. $
                                                                                 (Note 21)

Revenue (Note 19)                                                  $  12,497          $  8,334       $  31,001        $  20,001
  Less: Customer acquisition costs                                     (157)             (105)               -                -
--------------------------------------------------------------------------------------------------------------------------------
Net revenue                                                           12,340             8,229          31,001           20,001
--------------------------------------------------------------------------------------------------------------------------------

Direct expenses                                                       11,460             7,642          26,696           19,361
Advertising and promotion (Note 12)                                    5,040             3,361          11,870           12,594
General and administrative                                            19,397            12,936          12,405            5,751
Software development and technology expense                            1,802             1,202           1,001              889
Depreciation and amortization                                          1,130               754             621              201
Interest  income                                                       (467)             (311)           (767)             (88)
--------------------------------------------------------------------------------------------------------------------------------
                                                                      38,362            25,584          51,826           38,708
--------------------------------------------------------------------------------------------------------------------------------
Loss before the undernoted                                          (26,022)          (17,355)        (20,825)         (18,707)
--------------------------------------------------------------------------------------------------------------------------------

Realized gains on disposal of marketable securities
     and strategic investments (Note 13)                              20,946            13,969               -                -
Unrealized losses on revaluation of marketable
     securities and provision for impairment of long
     term assets (Note 14)                                           (15,290)          (10,197)              -                -
--------------------------------------------------------------------------------------------------------------------------------
                                                                       5,656             3,772               -                -
--------------------------------------------------------------------------------------------------------------------------------

NET LOSS FOR THE YEAR                                        $      (20,366)   $       (13,583)  $       (20,825)    $ (18,707)
================================================================================================================================

LOSS PER SHARE                                                     $  (0.38)         $  (0.25)       $  (0.42)        $  (0.79)

================================================================================================================================

BID.COM INTERNATIONAL INC.
Consolidated Statements of Deficit
Years ended December 31, 2000, 1999 and 1998
(in thousands of Canadian dollars)
================================================================================

                                                                                  Year ended December 31,
--------------------------------------------------------------------------------------------------------------------------------
                                                                  2000              2000             1999            1998
--------------------------------------------------------------------------------------------------------------------------------

                                                                                Convenience
                                                                                translation
                                                                                into U.S. $
                                                                                 (Note 21)

DEFICIT, BEGINNING OF YEAR                                    $   (48,503)         $  (32,346)      $ (27,678)      $  (8,971)

NET LOSS FOR THE YEAR                                             (20,366)            (13,583)        (20,825)        (18,707)
================================================================================================================================

DEFICIT, END OF YEAR                                          $   (68,869)         $  (45,929)     $  (48,503)      $ (27,678)
================================================================================================================================

BID.COM INTERNATIONAL INC.
Consolidated Statements of Cash Flows
Years ended December 31, 2000, 1999 and 1998
(in thousands of Canadian Dollars)
================================================================================

                                                                                        Year ended December 31,
--------------------------------------------------------------------------------------------------------------------------------
                                                                           2000            2000           1999          1998
--------------------------------------------------------------------------------------------------------------------------------
                                                                                        Convenience
NET INFLOW (OUTFLOW) OF CASH                                                            translation
RELATED TO THE FOLLOWING ACTIVITIES                                                     into U.S. $
                                                                                         (Note 21)

OPERATING
   Net loss for the year                                               $    (20,366)       $ (13,583)   $ (20,825)     $ (18,707)
   Items not affecting cash
      Depreciation and amortization                                           1,130              754          621           201
      Non cash customer acquisition costs                                     1,005              670            -             -
      Realized gains on disposal of marketable securities and
            Strategic investments  (Note 13)                                (20,946)         (13,969)           -             -
      Unrealized losses on revaluation of marketable securities and
           provision for impairment of long term assets (Note 14)            15,290           10,197            -             -
---------------------------------------------------------------------------------------------------------------------------------
                                                                            (23,887)         (15,931)     (20,204)       (18,506)
   Changes in non-cash operating working capital (Note 11)                      822              548          738          1,702
---------------------------------------------------------------------------------------------------------------------------------
                                                                            (23,065)         (15,383)     (19,466)       (16,804)
---------------------------------------------------------------------------------------------------------------------------------

INVESTING
   Capital assets                                                            (1,426)            (951)        (693)          (351)
   Strategic investments                                                     (2,612)          (1,742)      (5,386)   -         -
   Capitalized Software, trademarks and intellectual property                  (590)            (393)        (555)           (68)
   Marketable securities                                                      25,676           17,123      (9,672)        (5,648)
---------------------------------------------------------------------------------------------------------------------------------
                                                                              21,048           14,037     (16,306)        (6,067)
---------------------------------------------------------------------------------------------------------------------------------

FINANCING
   Issuance of common shares (Note 7)                                          4,236            2,825       28,688        31,077
   Capital lease obligation                                                      148               99            -             -
   Repayment of capital lease                                                   (23)             (15)            -             -
   Issuance of special warrants  (net of expenses)                                 -                -            -           689
   Special warrants receivable                                                     -                -        2,311          (122)
---------------------------------------------------------------------------------------------------------------------------------
                                                                               4,361            2,909       30,999        31,644
---------------------------------------------------------------------------------------------------------------------------------

NET CASH INFLOW (OUTFLOW) DURING THE YEAR                                      2,344            1,563      (4,773)         8,773

CASH, BEGINNING OF YEAR                                                        5,019            3,347        9,792         1,019
================================================================================================================================
CASH, END OF YEAR                                                       $      7,363          $  4,910     $  5,019     $  9,792
================================================================================================================================

SUPPLEMENTAL DISCLOSURE OF CASH PAYMENTS

Interest expense                                                         $         -          $      -     $      -     $      -
Income taxes                                                             $         -          $      -     $      -     $      -

BID.COM INTERNATIONAL INC.
Years ended December 31, 2000, 1999 and 1998
Notes to the Consolidated Financial Statements
================================================================================

1.     DESCRIPTION OF BUSINESS

       Since inception, Bid.Com International Inc. ("Bid.Com") was an on-line auction service and e-tailer. During 2000, the Company refocused its business model to become an on-line enabler for businesses desiring to take advantage of e-commerce. In October 2000, the Company conducted its last on-line retail auction. As an e-commerce enabler the Company provides businesses with the use of its software and hardware technology over a specific term in addition to consulting, implementation, and training services.

       The Company is constituted under the laws of Ontario by Articles of Amalgamation dated January 9, 1997, which amalgamated Internet Liquidators Inc., and Internet Liquidators International Inc. Internet Liquidators Inc. was incorporated by Articles of Incorporation under the laws of Ontario on September 1, 1995. The business of the Company was developed and carried on by Internet Liquidators Inc. prior to the formation of Internet Liquidators International Inc. Internet Liquidators International Inc. changed its name to Bid.Com International Inc. pursuant to Articles of Amendment dated June 25, 1998.

2.     CONTINUATION OF THE BUSINESS

       While the accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations, certain adverse conditions and events cast substantial doubt upon the validity of this assumption. The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations. The Company's ability to continue as a going concern will be dependent on management's ability to successfully execute its business plan which includes a reduction of operating costs and increase in revenue. The Company may seek additional forms of debt or equity financing, but cannot provide assurance that it will be successful in doing so. These financial statements do not include adjustments or disclosures that may result from the Company's inability to continue as a going concern. If the going concern assumption is not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, and the reported net losses and balance sheet classifications used.

       The Company's management has developed a business and financial plan to reduce operating costs, and refocus its efforts on more profitable elements of its business model. As a short term measure to improve operating performance, management has implemented a revised financial and business plan requiring internal restructuring and cost cutting measures. Management anticipates that as a result of these measures sufficient cash is on hand to fund operations into early 2002.

       Management believes that continued existence beyond this time period is dependent on its ability to increase revenue from existing products, and to expand the scope of its product offering which entails a combination of internally developed software, partnerships with third parties, and/or the acquisition of certain independent products or product components developed by third parties. Management also believes that additional equity or debt based financing may be required to continue its operations.

BID.COM INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
================================================================================

3.     SIGNIFICANT ACCOUNTING POLICIES

       The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada, which are substantially the same as generally accepted accounting principles in the United States (United States GAAP) (see Note 18).

       The accompanying consolidated financial statements were prepared using accounting principles applicable to a going concern, which assumes that the Company will continue in operation for a reasonable period of time and will be able to realize its assets and discharge its liabilities in the normal course of operations (see Note 2).

       Principles of consolidation

       The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries and its proportionate share of the assets, liabilities, revenue and expenses of a jointly controlled company. All material inter-company transactions have been eliminated.

       Marketable securities

       Marketable securities include unregistered equity instruments of publicly traded companies that are not freely trading until a future date. Unregistered equity instruments have been valued at freely trading market values less a discount factor (see Notes 13 and 17).

       Marketable securities also include interest bearing certificates carried at cost plus accrued interest which approximates market value.


       Inventory

       The Company's operating policy is to purchase products and arrange for shipment directly from suppliers to customers by third party freight carriers. Title to the inventory passes to the Company at the time that the goods are shipped to the customer. Inventory of sales returns are valued at the lower of cost and net realizable value and are held for resale or returned to suppliers for credit. Inventory purchased for resale is valued at the lower of cost determined on the first-in first-out basis and net realizable value.


       Advertising

       The Company expenses the costs of producing advertisements at the time production occurs, and expenses the costs of communicating advertising in the period in which the advertising space or airtime is used. Internet advertising expenses are recognized based on specifics of the individual agreements, but generally using the greater of (i) the ratio of the number of impressions delivered over the total number of impressions and
       (ii) the straight-line basis over the term of the contract. This policy complies with the requirements of Statement of Position No. 93-7, "Reporting on Advertising Costs" issued by the American Institute of Certified Public Accountants.

BID.COM INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
================================================================================

3.     SIGNIFICANT ACCOUNTING POLICIES (continued)

       Capital assets and depreciation

       Capital assets are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis in amounts sufficient to amortize the cost of capital assets over their estimated useful lives as follows:

                 Computer hardware                        30% per year
                 Furniture and fixtures                   20% per year
                 Leasehold improvements                   life of the lease


       Strategic Investments

       Strategic investments are carried at the lower of cost and estimated net realizable value. Management has assessed the carrying value of the investments and recorded an impairment provision based on management's best estimate of net realizable value.


       Software development costs

       The cost of acquired software and internally developed software for use in on-line retail operations are expensed as incurred. The cost of core software internally developed for client applications through e-commerce enabling agreements and software licensing contracts has been capitalized and is being amortized over two years. The cost of non-core software internally developed for client applications through e-commerce enabling agreements and software licensing contracts has been expensed as incurred.


       Trademarks and intellectual property

       Trademarks and intellectual property are recorded at cost and amortized on a straight-line basis over two years.


       Goodwill

       The excess of the cost over the net assets arising on the acquisition of the jointly controlled company acquired in 1999 was being amortized over seven years. Management assessed the carrying value of the goodwill and recorded an impairment provision based on management's best estimate of future cashflow expectations.


       Translation of foreign currencies

       The accompanying consolidated financial statements are prepared in Canadian dollars. All foreign denominated transactions are translated using the temporal method whereby monetary assets and liabilities are translated at the rates in effect on the balance sheet date, non-monetary items at historical rates and revenue and expenses at the average monthly rate. Gains or losses from exchange translations are included in the statements of operations.

BID.COM INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
================================================================================

3.     SIGNIFICANT ACCOUNTING POLICIES (continued)

       The Company accounts for foreign currency transactions in its subsidiaries on a temporal basis, based on management's determination that all operations of foreign subsidiaries are fully integrated.


       Loss per share

       The basic loss per share calculation is based on the weighted average number of shares outstanding during the year. No fully diluted calculation is included, as it would reduce the loss per share.


       Revenue Recognition

       a) Sale of products and related activities

          Revenue from product sales, commissions, shipping and handling are recognized when the goods are shipped to customers.

       b) License revenue

          License revenue consists primarily of revenue from software license agreements and is amortized over the term of the agreement or three years when a revenue sharing arrangement exists. Revenue from net revenue sharing arrangements is recorded as received.


       c) E-commerce enabling agreements

          The Company has entered into agreements where it has become an e-commerce enabler to various businesses. The Company adopted the provisions of Statement of Position 98-9, "Software Revenue Recognition" issued by the American Institute of Certified Public Accountants in its accounting for multiple element e-commerce enabling agreements. The Company's multiple element e-commerce enabling agreements are comprised of revenue for providing consulting, implementation, training, and hosting services. Revenue from individual elements of each contract are recognized when vendor specific objective evidence exists to determine the fair value of individual contract elements. When vendor specific objective evidence exists, consulting, implementation, and training elements are recognized on a percentage of completion basis and the hosting element is recognized ratably over the term of the contract. In the absence of vendor specific objective evidence, the Company defers and amortizes all revenue from individual contract elements ratably over the term of the contract.

         Deferred revenue

          Deferred revenue is comprised of payments received on goods which have not been shipped to customers, the unrecognized portion of license fees, and the unrecognized portion of consulting and implementation fees received but not earned in e-commerce enabling agreements

BID.COM INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
================================================================================

3.     SIGNIFICANT ACCOUNTING POLICIES (continued)

       Customer acquisition costs

       Customer acquisition costs are comprised of the calculated value of common share purchase warrants issued to customers in return for certain business to business contracts. These amounts are deducted from gross revenue to the extent that revenue is earned, and are otherwise included in general and administrative expenses.


       Use of significant accounting estimates.

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

       Stock based compensation

       Under Canadian generally accepted accounting principles, stock based compensation is not recorded in the accounts of the Company. Stock based compensation under United States GAAP is accounted for in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, under both Canadian and United States GAAP no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, the net proceeds are credited to shareholders' equity. The impact of Statement of Financial Accounting Standards (SFAS) 123, "Accounting for Stock Based Compensation," is disclosed in the notes to these financial statements under Reconciliation of United States GAAP.

       Income taxes

       The Company accounts for income taxes in accordance with the liability method. The determination of future tax assets and liabilities is based on the differences between financial statement and income tax bases of assets and liabilities, using substantively enacted tax rates in effect for the period in which the differences are expected to reverse. Future tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized.

4.       INVENTORY

--------------------------------------------------------------------------------
                                                   2000             1999
--------------------------------------------------------------------------------
                                 (in thousands)

Inventory purchased for resale                          $  -              $ 14
Inventory held for resale or refund                        -               141
--------------------------------------------------------------------------------
                                                        $  -              $155
--------------------------------------------------------------------------------

BID.COM INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
================================================================================

5.       CAPITAL  ASSETS

-----------------------------------------------------------------------------------------------------------------------
                                               2000                                           1999
-----------------------------------------------------------------------------------------------------------------------
                               Cost         Accumulated       Net Book        Cost         Accumulated      Net Book
                                           Amortization        Value                      Amortization       Value
-----------------------------------------------------------------------------------------------------------------------
                                                                 (in thousands)
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
Computer hardware               $ 2,773           $  1,217       $ 1,556        $ 1,373          $   671        $  702
Furniture and
    fixtures                        284                120           164            267               67           200
Leasehold
    improvements                    127                 87            40            118               43            75
-----------------------------------------------------------------------------------------------------------------------
                                $ 3,184           $  1,424       $ 1,760        $ 1,758          $   781        $  977
-----------------------------------------------------------------------------------------------------------------------

6.     INCOME TAXES

       The Company has adopted accounting for income taxes under the liability method in accordance with Section 3465 of the Canadian Institute of Chartered Accountants' Handbook. This new accounting policy, which was adopted as of January 1, 2000, was applied retroactively without restatement of comparative figures, as the adoption of the liability method of tax allocation had no significant effect on opening deficit. Prior to January 1, 2000, the Company had not recorded any deferred tax asset with respect to the tax loss carried forward of approximately $47.5 million, and the undepreciated capital cost for tax purposes in excess of the capital assets and investments of approximately $53,000. Under the liability method, a future tax asset would be recorded as of January 1, 2000 only to the extent that, based on available evidence, it is more likely than not that a future tax asset would be realized. The tax asset is reduced by a valuation allowance to the extent that it is more likely than not that the asset would not be realized. The valuation allowance will be reviewed and adjusted, as appropriate for each reporting period. At January 1, 2000 and December 31, 2000, the Company established the valuation allowance at 100% of the future tax asset.

                                                                    December 31,             January 1,
                                                                        2000                    2000
                                                                  ------------------------------------------
                                                                               (in thousands)
                                                                  ------------------------------------------
Future tax asset
         Tax losses carried forward                                       $  19,483                $ 18,060
         Difference in tax and accounting valuations
            for capital assets and investments                                4,344                    (20)
----------------------------------------------------------------- ------------------ ---- ------------------
                                                                             23,827                  18,040
         Valuation allowance                                                 23,827                  18,040
----------------------------------------------------------------- ------------------ ---- ------------------
Future tax asset                                                            $     -                  $    -
----------------------------------------------------------------- ------------------ ---- ------------------
Provision  for income taxes
         Income taxes at statutory rate                                      (5,787)
         Tax losses carried forward                                           1,423
         Difference in tax and accounting valuations
            for capital assets and investments                                4,364
----------------------------------------------------------------- ------------------ ---- ------------------
         Provision for income taxes                                         $     -
----------------------------------------------------------------- ------------------ ---- ------------------

BID.COM INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
================================================================================

6.    INCOME TAXES (continued)


      The Company's tax loss carryforwards at December 31, 2000 expire as follows:

                                             (in thousands)
                      2002                           $  113
                      2003                            1,924
                      2004                            6,401
                      2005                           19,828
                      2006                           19,262
                      2007                            3,744
                                                      -----
                                                    $51,272
                                                    -------

7.       SHARE CAPITAL

a)       Authorized

         Unlimited number of common shares
         Unlimited number of preference shares - issuable in series


b)       Common shares


         ---------------------------------------------------------------------------------------------------------
                                                                      2000                       1999
         ---------------------------------------------------------------------------------------------------------

                                                               Common                   Common
                                                               Shares       Amount      Shares         Amount
         ---------------------------------------------------------------------------------------------------------

                                                                     (in thousands of shares and dollars)

         Opening balance                                          52,647    $ 77,488       37,167         $37,217

         Issued for  Cash:
            Exercise of options (Notes 7(c))                         548       1,116        1,434           2,164
            Issuance of shares (Note 7(d))                           901       3,120            -               -
            Exercise of warrants (Note 7(e))                           -           -        6,262          10,521
             Exercise of special warrants  (Note 8)                    -           -        7,570          25,086
         Acquisition of Point 2  (Note 15(a))                          -           -          214           2,500
         Exercise of Point2 warrants (Note 7 (f))                    543       2,000            -               -
         ---------------------------------------------------------------------------------------------------------
         Closing balance                                          54,639     $83,724       52,647        $ 77,488
         =========================================================================================================

BID.COM INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
================================================================================

7.       SHARE CAPITAL  (continued)

       c)    Stock options

            (i) The Company has a stock option plan which provides for the issuance to employees of stock options, which may expire as much as 10 years from the date of grant, at prices not less than the fair market value of the common shares on the date of grant. The aggregate purchase price for options outstanding at December 31, 2000 was approximately $21.3 million. The Management Resources and Compensation Committee of the Board of Directors reserves the right to attach vesting periods to stock options granted. Certain of the stock options out-standing at the end of 2000 are exercisable immediately, while the remainder have vesting periods attached which range from six months to thirty-six months. The options expire between 2001 and 2004.


             A summary of changes in the stock option plan for the two years ended December 31, 2000 is as follows:

                                                               Number of Options         Average Price
           -------------------------------------------------------------------------------------------------
                                                               2000         1999        2000        1999
           -------------------------------------------------------------------------------------------------
                                                                         (in
                                                         thousands)

           Opening balance                                        2,719      1,441        $5.51       $1.55
           Granted                                                2,081      2,290         5.10        5.91
           Exercised                                              (498)     (1,004)        2.00        1.69
           Cancelled                                              (453)         (8)        5.68        1.72
           -------------------------------------------------------------------------------------------------

           Closing balance                                        3,849      2,719   $     5.54  $     5.51
           -------------------------------------------------------------------------------------------------
           Exercisable, end of year                               2,769      1,575   $     5.61  $     5.11
           -------------------------------------------------------------------------------------------------
           Options remaining for issuance                         2,376      410
             under stock option plan
           -------------------------------------------------------------------------------------------------


                    Number Outstanding      Weighted                     Number Exercisable
                            at               Average        Weighted             at           WeightedAverage
     Range of       December 31, 2000       Remaining       Average      December 31, 2000      Exercise
     Exercise         (in thousands)       Contractual      Exercise       (in thousands)        Price
      Prices                                  Life           Price
---------------------------------------------------------------------------------------------------------
           $1-$3                  974     2.8 years             $2.78                   541         $2.70
           $3-$6                  911     1.9 years             $5.23                   747         $5.40
          $6-$10                1,696     2.1 years             $6.53                 1,345         $6.45
         $10-$13                  268     1.9 years            $10.38                   136        $10.12
---------------------------------------------------------------------------------------------------------
                                3,849                                                 2,769
==========================================================================================================

BID.COM INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
================================================================================

7.       SHARE CAPITAL  (continued)

          (ii) The Company also had stock options outstanding to third parties at December 31, 2000. The aggregate purchase price for third party stock options outstanding at December 31, 2000 was $1,096,000. These options expire in 2003. A summary of changes in the stock options to third parties for the two years ended December 31, 2000 is as follows:


                                                               Number of Options         Average Price
           -------------------------------------------------------------------------------------------------
                                                               2000         1999        2000        1999
                                                               ----         ----        ----        ----
           -------------------------------------------------------------------------------------------------
                                                                    (in thousands)

           Opening balance                                        145          540   $     7.33       $1.20
           Granted                                                 67           95         6.04        9.92
           Exercised                                              (50)        (430)        2.42        1.10
           Cancelled                                              (20)         (60)       12.45        1.00
           -------------------------------------------------------------------------------------------------

           Closing balance                                        142          145   $     7.74  $     7.33
           -------------------------------------------------------------------------------------------------
           Exercisable, end of year                               108          145        $8.26  $     7.33
           =================================================================================================


d)       Private common share placement

         On June 16, 2000, the Company issued 900,790 common shares at a price of $3.49 per share in a private placement. The Company received net proceeds of $3.12 million (after deducting costs of issue of approximately $21,000). Pursuant to the agreement to issue common shares, the Company issued 0.4 share purchase warrants for each common share, entitling the investee to 360,316 additional shares at a price of US$2.68 per share. These share purchase warrants were outstanding at December 31, 2000 and are exerciseable until June 16, 2002.

e)       Share purchase warrants under private placement equity issues

         A summary of changes in the warrants to investors for the two years ended December 31, 2000 is as follows:

                                                                  2000                          1999
           ------------------------------------------------------------------------------------------------------
                                                         Warrants       Amounts        Warrants        Amounts
           ------------------------------------------------------------------------------------------------------
                                                                            (in thousands)

           Opening balance                                   1,855        $ 18,550          6,135        $10,305
           Granted                                           1,385           9,524          1,855         18,550
           Cancelled                                             -               -           (69)          (121)
           Exercised                                             -               -        (6,066)       (10,184)
           ------------------------------------------------------------------------------------------------------
           Closing balance                                   3,240   $   28,074             1,855    $   18,550
           ======================================================================================================

         As at December 31, 1998 a further 43,000 share purchase warrants exercisable at $1.65, and 152,875 share purchase warrants exercisable at $1.75 were subject to issuance upon the exercise of outstanding compensation warrants and are not included in the above table. As of December 31, 1999 these share purchase warrants have been exercised.

BID.COM INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
================================================================================

7.       SHARE CAPITAL  (continued)


f)       Point 2 Warrants

         During 2000, two share purchase warrants were exercised into 542,810 common shares having a value of $2 million for no additional consideration (see Note 15 (a)).

g)       Compensation Warrants under private placement equity issues

         As of December 31, 2000, there were 185,468 outstanding compensation warrants, which were issued to the underwriter for the September 30, 1999 private placement (see Note 8 (b)). These compensation options entitle the underwriter to acquire up to 185,468 units at a price of $9.25 per unit at any time until September 30, 2001. Each unit consists of one common share and one share purchase warrant.

h)       Strategic Marketing Agreement

         On March 28, 2000, pursuant to a strategic marketing agreement with one its key customers, the Company issued 1,025,000 common share purchase warrants at a price of $7.90 per warrant. Each common share purchase warrant entitles the holder to acquire one common share. These warrants expire March 27, 2003.

8.       SPECIAL WARRANTS

        (a) On November 30, 1998 the Company closed a private placement of $10,001,000 in equity for net proceeds of $6,863,000 with the remaining $2,311,000 of net proceeds held in trust pending the filing of a final prospectus. The Company issued 5,714,984 special warrants, each special warrant being exercisable to acquire one unit (subject to adjustment in certain circumstances) for no additional consideration, at a price of $1.75 per special warrant. Each unit consisted of one common share of the Company and one quarter of one common share purchase warrant. Each common share purchase warrant entitled the holder to purchase one common share at a price of $1.75 per common share up to December 31, 1999.

            On January 21, 1999, the final prospectus was filed resulting in the conversion of 5,714,984 special warrants into 5,714,984 common shares and the issue of 1,428,746 common share purchase warrants.

            The Company also issued 611,498 compensation warrants. Each compensation warrant entitled the underwriter to purchase one unit, consisting of one common share and one quarter of one common share purchase warrant at a price of $1.75 per unit up to December 31, 1999.

        (b) On September 30, 1999, the Company issued 1,854,678 special warrants at a price of $9.25 per warrant for total net proceeds of $16,047,000 (after deducting the costs of issue estimated to be $251,000). Pursuant to the issuance of the special warrants, the Company agreed to pay the underwriter a fee of $858,000, being 5% of the issue price of the special warrants. Each special warrant entitled the holder to acquire one unit for no additional consideration. Each unit consisted of one common share and one share purchase warrant. Each whole share purchase warrant can be exercised to acquire one additional common share at an exercise price of $10.00 up until September 30, 2001.

BID.COM INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
================================================================================

8.    SPECIAL WARRANTS (continued)

      (b) On December 9, 1999, the final prospectus for this offering was filed resulting in the conversion of 1,854,678 special warrants into 1,854,678 common shares and the issue of 1,854,678 common share purchase warrants.

           On September 30, 1999, the Company also issued compensation warrants to the underwriter entitling the underwriter to receive compensation options. The compensation options entitled the underwriter to acquire up to 185,468 units at a price of $9.25 per unit at any time until September 30, 2001. Each unit consists of one common share and one share purchase warrant.

9.     FINANCIAL INSTRUMENTS

       Foreign exchange risk

       The Company transacts the majority of its retail product sales and purchases in United States dollars and certain operating expenditures are in United States dollars. E-commerce enabling and licensing activities are transacted in United States dollars and other currencies. The Company does not use derivative instruments to manage exposure to foreign exchange fluctuations.


       Interest rate risk

       The Company has limited exposure to any fluctuation in interest rates. The Company does not use derivative instruments to reduce its exposure to interest rate risk.


       Credit risk

       Credit risk arises from the potential that a customer will fail to meet its obligations. The collection risk is minimized because the majority of retail product sales are settled before shipping by pre-authorized credit card payments through a significant financial institution. In addition, the diverse customer base minimizes any concentration of credit risk.

       Credit risk from receivables of e-commerce enabling activities arises from the potential that a customer will fail to meet their contractual obligations.


       Fair value

       Fair value of assets and liabilities approximate amounts at which they could be exchanged between knowledgeable and unrelated persons. The amounts recorded in the financial statements approximate fair value.

BID.COM INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
================================================================================

10.      COMMITMENTS AND CONTINGENCIES

        (a) As a condition of the agreement with a financial institution to settle sales transactions through pre-authorized credit card payments, the Company must maintain a cash reserve account based on a percentage of sales for the preceding six months. At December 31, 2000, the Company was required to maintain $143,000 in this reserve account (December 31, 1999- $1,520,000).

        (b) Minimum payments under operating leases during the next three years are as follows:

                           2001                             $ 548,000
                           2002                               261,000
                           2003                                32,000


       (c) As a result of a review of statutory reporting obligations regarding employee benefits, the Company has identified a potential non compliance. The employees and regulators concerned have been notified. The probability and amount of any potential liability relating to this situation is presently not determinable.

       (d) The Company has entered into compensation arrangements with certain of its employees. In the event of involuntary termination, the Company may be liable for potential payment of $562,000 to these employees.

11.      CHANGE IN NON-CASH OPERATING WORKING CAPITAL

--------------------------------------------------- ------------ ------------
                                           2000          1999         1998
                                           ----          ----         ----
-----------------------------------------------------------------------------
                                                     (in thousands)

Accounts receivable                          $ 210      $ (543)      $ (936)
Inventory                                      155           14           32
Deposits and prepaid expenses                3,399      (4,289)        1,504
Accounts payable                           (2,391)        1,913          939
Accrued liabilities                        (1,093)        1,525           26
Deferred revenue                               542        2,118          137
-----------------------------------------------------------------------------
                                             $ 822        $ 738      $ 1,702
-----------------------------------------------------------------------------



12.      OPERATIONS

       In June 1997, the Company introduced special promotional pricing in order to stimulate new bidder registrations and first time sales. This special promotional pricing cost the Company approximately $558,000 in 2000, $4,044,000 in 1999, and $3,520,000 in 1998 and has been included in advertising and promotion.

BID.COM INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
================================================================================

13.      REALIZED GAINS ON DISPOSAL OF STRATEGIC INVESTMENTS AND MARKETABLE
         SECURITIES

                                                2000          1999         1998
--------------------------------------------------------------------------------
                                                          (in thousands)
--------------------------------------------------------------------------------
Gain on disposal of strategic investment    $  20,697      $    -        $    -
     in Quack.com Inc
Gain on disposal of marketable securities         249           -             -
--------------------------------------------------------------------------------
                                            $  20,946      $    -        $    -
--------------------------------------------------------------------------------

      On August 31, 2000 the Company's investment in Quack.com Inc. was acquired in whole by America Online Inc. In exchange for its shares in Quack.com Inc., the Company received 278,027 unregistered shares of America Online Inc. valued at $21.9 million. The Company disposed of a portion of its unregistered shares in November 2000, and recognized a gain of $249,000.

      At December 31, 2000, 158,027 shares were held as part of marketable securities of which 35,226 shares must remain in escrow until August 31, 2001 to satisfy any indemnification claims arising from the transaction. To date, there have been no significant claims made under the indemnification provisions of the original agreement.

14. UNREALIZED LOSSES ON REVALUATION OF MARKETABLE SECURITIES AND PROVISON FOR IMPAIRMENT OF LONG TERM ASSETS

                                                                          2000            1999           1998
--------------------------------------------------------------------------------------------------------------
                                                                               (in thousands)
--------------------------------------------------------------------------------------------------------------
Revaluation of impaired                                               $ (5,600)         $    -         $    -
    strategic investments (Note 14(a))
Revaluation of marketable securities (Note 14(b))                       (4,846)              -              -
Provision for impaired goodwill (Note 14(c))                            (3,593)              -              -
Provision for receivable from joint venture (Note 14(d))                  (802)              -              -
Provision for impaired intangible asset (Note 14(e))                      (401)              -              -
Provision for non trade receivable                                         (48)              -              -
--------------------------------------------------------------------------------------------------------------
                                                                     $ (15,290)         $    -         $    -
--------------------------------------------------------------------------------------------------------------

      (a) The Company reviewed the carrying value of each of its strategic investments and determined that in light of the recent financial performance of each investment and market conditions, the decline in value of these investments was other than temporary, and a revaluation was required.

14. UNREALIZED LOSSES ON REVALUATION OF MARKETABLE SECURITIES AND PROVISON FOR IMPAIRMENT OF LONG TERM ASSETS (continued)

      (b) The Company reviewed the market value of its unregistered shares in America Online Inc, at December 31, 2001, and determined that a mark to market adjustment was required.

BID.COM INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
================================================================================

      (c) The Company determined that the carrying value of goodwill acquired in connection with the acquisition of a jointly controlled company in 1999 had become permanently impaired as at December 31, 2000 (Note 15 (a)).
      (d) As a result of reviewing the carrying value of its investment in a jointly controlled company, the Company determined that a portion of the receivable from that investee may not be recoverable.
      (e) The Company determined that intangible assets of a proportionately consolidated jointly controlled company had become permanently impaired as at December 31, 2000.

15.  ACQUISITION, LICENSING AND SERVICE AGREEMENTS

      (a) In June, 1999 and August, 1999 the Company issued $2,500,000 of common shares and exercised an option to acquire a 51% interest in Point2 Internet Systems Inc. ("Point2"). Under the agreement, two warrants for shares in the Company were issued each of which is exercisable into $1,000,000 of common shares of Bid.Com for no additional consideration and are exercisable by the shareholders of Point2, These two warrants were exercised during 2000 in exchange for 542,810 Common Shares of the Company with a value of $2 million.

               Pursuant to the shareholders agreement among the Company and the shareholders of Point2, the Company acquired 51% of the shares but can only elect 50% of the board of directors. The investment in the jointly controlled company is accounted for on a proportionate consolidation basis and the Company has recorded its proportionate share of revenue and expenses since the date of acquisition. Of the total purchase price, $134,000 was allocated to current assets, $521,000 to non-current assets and $28,000 to current liabilities resulting in goodwill of $2,044,000. An additional $2 million of goodwill arose on the exercise of two warrants during 2000. At December 31, 2000, the Company provided $3,593,000 for the unamortized portion of goodwill (Note 14(c)).

               Condensed balance sheet information for Point2 as at December 31, 2000 and December 31, 1999 is as follows:

               ----------------------------------------------------------------
                                                      2000           1999
               ----------------------------------------------------------------
                                                    (in thousands)

               Current assets                        $  117             $  131
               Capital assets                           205                102
               Intellectual property                      -                905
               Current liabilities                      775                141
               Shareholder advances                   1,633                 80
               Shareholder equity                   (2,086)                917


               Condensed income statement and cash flow information for Point2 for the twelve month period ended December 31, 2000, and the four month period ended December 31, 1999 is as follows:

BID.COM INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
================================================================================

15.  ACQUISITION, LICENSING AND SERVICE AGREEMENTS (continued)

               ----------------------------------------------------------------
                                                      2000           1999
               ----------------------------------------------------------------
                                                    (in thousands)

               Revenue                                $ 348              $ 221
               Net loss                               3,003                222
               Change in cash resources                (14)              (185)


      (b) In September, 1999 the Company invested $735,400 (US $500,000) to acquire 490,909 common shares of Quack.com Inc., a California based company. Quack.com is focused on leading edge applications of voice recognition technology and advanced Internet spidering technology to make the information of the Internet accessible via the telephone.
                  On January 18, 2000 the Company entered into an agreement to purchase a convertible subordinated debenture due January 18, 2001 for U.S. $182,000. Under the terms of the debenture the outstanding principal and all accrued and unpaid interest could be converted into shares of Class A or Class B common stock at $0.01 par value per share. The Company converted this debenture into common shares in August 2000.
                  On August 31, 2000, the Company disposed of its investment in
               Quack.com Inc. and realized a gain of $20.697 million (See Note
               13).

16.      RELATED PARTY

         In February 2000, the Company entered into an agreement, valued at $1.5 million in shares in Art Vault Limited, plus a hosting fee and a share of net on-line auction revenues, under which it will provide its on-line auction technology and related services to Art Vault in which certain Directors of Bid.Com, in aggregate, have a controlling interest.

         During the year the Company recorded $500,000 in revenue relating to this agreement. As a result of a revaluation of its strategic investments (Note 14), the carrying value of the Company's investment in Art Vault was $281,000.

17.      SUBSEQUENT EVENT

         On January 11, 2001, the Company's unregistered shares in America Online Inc. became registered and freely trading. Between January 19, 2001 and January 26, 2001, the Company sold 122,801 freely trading shares in America Online Inc. for gross proceeds of $10.0 million and a realized gain of $3.7 million. The remaining 35,226 shares of America Online must remain in escrow until August 31, 2001.

18.      RECONCILIATION OF UNITED STATES GAAP

         Under Canadian generally accepted accounting principles, stock based compensation is not recorded in the accounts of the Company. Stock based compensation under United States GAAP is accounted for in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, under both Canadian and United States GAAP no accounting recognition is given to stock options granted at fair market value until they are exercised.

BID.COM INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
================================================================================

18.   RECONCILIATION OF UNITED STATES GAAP (continued)

      SFAS No. 123, "Accounting for Stock-Based Compensation," requires the disclosure of pro forma net income (loss) and earnings (loss) per share had the Company adopted the fair value method since the Company's inception. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards.

      The Company's calculations for employee grants were made using the Cox Rubinstein Binomial Model with the following weighted average assumptions:

                                        2000          1999         1998
      ----------------------------------------------------------------------

      Dividend yield                     -              -           -
      Risk free interest rate            6.20%          5.50%        4.80%
      Expected term, in years            3.11           2.51         1.18

      If the computed minimum values of the Company's stock-based awards to employees had been amortized to expense over the vesting period of the awards as specified under SFAS No. 123, the loss attributable to common shareholders and the basic and diluted loss per share on a pro forma basis (as compared to such items as reported) would have been:

                                                                         2000         1999         1998
      ------------------------------------------------------------------------------------------------------
                                                                                 (in thousands)
      ------------------------------------------------------------------------------------------------------

      Loss attributable to common shareholders
           As reported                                               $   (20,366)  $  (20,825)  $ (18,707)
           Pro forma                                                 $   (26,865)  $  (34,191)  $ (19,941)

      Basic and diluted net loss per share:
           As reported                                               $     (0.38)  $   (0.42)   $  (0.79)
           Pro forma                                                 $     (0.50)  $   (0.69)   $  (0.84)


      Impact of new accounting pronouncements

      Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"): The Financial Accounting Standards Board ("FASB") has issued FAS 133 to be effective for all fiscal years beginning after June 15, 2000. FAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative will depend on the intended use of the derivative and the resulting designation. Management has determined that the adoption of the pronouncement will not have any significant effect upon the Company's financial statements.

BID.COM INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
================================================================================

19.   REVENUE FORM EXTERNAL CUSTOMERS

      Revenue is comprised of business to business e-commerce enabling activities including consulting, implementation, training and hosting fees combined with on-line retail sales of merchandise and associated shipping revenue. Retail operations generated $10.095 million of total revenue for the year ended December 31, 2000, $26.590 million for the year ended December 31, 1999 and $20.001 million for the year ended December 31,1998. Business to business e-commerce enabling activities generated $2.402 million of total revenue for the year ended December 31, 2000 and $4.411 million for the year ended December 31, 1999.

20.   RECLASSIFICATION OF PRIOR YEARS

      Certain prior years amounts have been reclassified to conform to the current year basis of presentation.

21.   CONVENIENCE TRANSLATION

      The financial statements as at December 31, 2000 and for the year then ended have been translated into U.S. dollars using the exchange rate of the U.S. dollar at December 31, 2000 as published by the Federal Reserve Bank of New York (U.S. $1.000 = Cdn. $1.4995). The translation was made solely for the convenience of readers in the United States. The translated U.S. dollar figures should not be construed as a representation that the Canadian currency amounts actually represent or could be converted into U.S. dollars.