Form 20-F
period 2002-12-31
ADB SYSTEMS INTERNATIONAL LTD
filed 2003-05-20
CIK 1079171

================================================================================


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
[   ]    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

                                       OR

[ X ]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR
[    ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from __________ to __________.

                          Commission File No. 000-30677

                         ADB SYSTEMS INTERNATIONAL LTD.

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

                   51,761,603 COMMON SHARES AS OF MAY 12, 2003

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) to such filing requirements for the past 90 days.

                                 Yes X No ______

    Indicate by check mark which financial statement item the registrant has elected to follow.


                            Item 17 ______ Item 18 X


================================================================================

                         ADB SYSTEMS INTERNATIONAL LTD.

                 ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR
                             ENDED DECEMBER 31, 2002


                           FORWARD LOOKING STATEMENTS

From time to time, we make oral and written statements that may be considered "forward looking statements" (rather than historical facts). We are taking advantage of the "safe-harbour" provisions of the Private Securities Litigation Reform Act of 1995 for any forward-looking statements we may make from time to time, including the forward-looking statements in this Annual Report.

You can identify these statements when you see words such as "may", "expect", "anticipate", "estimate", "believe", "intend", and other similar expressions. These forward-looking statements relate, among other items to:

o        our future capital needs;

o        future expectations as to profitability and operating results;

o        our ability to further develop business relationships and revenues;

o        our expectations about the markets for our products and services;

o        acceptance of our products and services;

o        competitive factors;

o        our ability to repay debt;

o        our ability to attract and retain employees;

o        new products and technological changes;

o        our ability to develop appropriate strategic alliances;

o        protection of our proprietary technology;

o our ability to acquire complementary products or businesses and integrate them into our business; and

o        geographic expansion of our business.

We have based these forward-looking statements largely on our current plans and expectations. Forward-looking statements are subject to risks and uncertainties, some of which are beyond our control. Our actual results could differ materially from those described in our forward-looking statements as a result of the factors described in the "Risk Factors" included elsewhere in this Annual Report, including, among others:

o the timing of our future capital needs and our ability to raise additional capital when needed;

o our limited operating history in our current business as a combined entity;

o        increasingly longer sales cycles;

o potential fluctuations in our financial results and our difficulties in forecasting;

o volatility of the stock markets and fluctuations in the market price of our stock;

o        your ability to buy and sell our shares on the Over the Counter
         Bulletin Board;

o        our ability to compete with other companies in our industry;

o        our ability to repay our debt to lenders;

o        our ability to retain and attract key personnel;

o        risk of significant delays in product development;

o        failure to timely develop or license new technologies;

o risks relating to any requirement to correct or delay the release of products due to software bugs or errors;

o        risk of system failure or interruption;

o problems which may arise in connection with the acquisition or integration of new businesses, products, services, technologies or other strategic relationships;

o        risks associated with international operations;

o risks associated with protecting our intellectual property, and potentially infringing the intellectual property rights of others;

o uncertainty about the continued acceptance of the Internet as a viable commercial medium; and

o        sensitivity to the overall economic environment.

We do not have, and do not undertake, any obligation to publicly update or revise any forward-looking statements contained in this Annual Report, whether as a result of new information, future events or otherwise. Because of these risks and uncertainties, the forward-looking statements and circumstances discussed in this Annual Report might not transpire.

Trademarks or trade names which we own and are used in this Annual Report include: ADB(TM); PROCUREMATE(TM); WORKMATE(TM); BID BUDDY(TM); SEARCH BUDDY(TM); DYNAMIC BUYER(TM) and DYNAMIC SELLER(TM). Each trademark, trade name, or service mark of any other company appearing in this Annual Report belongs to its holder.

                                TABLE OF CONTENTS

                                                                                                            Page
                                                                                                            ----
PART I.........................................................................................................6

         ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS........................................6

         ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE......................................................6

         ITEM 3 - KEY INFORMATION..............................................................................6

                A.       Selected Financial Data...............................................................6

                B.       Capitalization and Indebtedness.......................................................8

                C.       Reasons For The Offer And Use Of Proceeds.............................................8

                D.       Risk Factors..........................................................................8

         ITEM 4 - INFORMATION ON THE COMPANY..................................................................16

                A.       History and Development of the Company...............................................16

                B.       Business Overview....................................................................19

                C.       Organizational Structure.............................................................25

                D.       Property, Plants and Equipment.......................................................25

         ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS - MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS...............................................26

         ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..................................................36

                A.       Directors And Senior Management......................................................36

                B.       Compensation.........................................................................38

                C.       Board Practices......................................................................40

                D.       Employees............................................................................41

                E.       Share Ownership......................................................................41

         ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...........................................42

                A.       Major Shareholders...................................................................42

                B.       Related Party Transactions...........................................................42

         ITEM 8 - FINANCIAL INFORMATION.......................................................................43

         ITEM 9 - THE OFFER AND LISTING.......................................................................43

         ITEM 10 - ADDITIONAL INFORMATION.....................................................................45

                A.       Share Capital........................................................................45

                B.       Memorandum and Articles of Association...............................................45

                C.       Material Contracts...................................................................48

                D.       Exchange Controls....................................................................50

                E.       Taxation.............................................................................50

                F.       Dividends and Paying Agents..........................................................56

                G.       Statements by Experts................................................................56

                H.       Documents on Display.................................................................56

                                                                                                              Page
                                                                                                              ----
                 I.       Subsidiary Information................................................................56

         ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK....................................57

         ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN DEBT SECURITIES.........................................57

PART II.........................................................................................................57

         ITEM 13 - DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES...............................................57

         ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.................57

         ITEM 15 - CONTROLS AND PROCEDURES......................................................................57

PART III........................................................................................................57

         ITEM 17 - FINANCIAL STATEMENTS.........................................................................57

         ITEM 18 - FINANCIAL STATEMENTS.........................................................................57

         ITEM 19 - EXHIBITS.....................................................................................57

Unless otherwise indicated, all references in this Annual Report to "dollars" or "$" are references to Canadian dollars. Our financial statements are expressed in Canadian dollars. Except as otherwise noted, certain financial information presented in this Annual Report has been translated from Canadian dollars to U.S. dollars at an exchange rate of Cdn$1.58 to US$1.00, the noon buying rate in New York City on December 31, 2002 for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. These translations are not intended to suggest that Canadian dollars have been or could be converted into U.S. dollars at that or any other rate.

On October 11, 2001, our shareholders approved a two-for-one share consolidation. Unless otherwise indicated, all share and option figures in this Annual Report that relate to the period prior to October 11, 2001 have been adjusted retroactively to reflect the share consolidation.

References to the "Company" and "ADB" refer to ADB Systems International Ltd., as successor to ADB Systems International Inc. as a result of the implementation of the plan of arrangement described on page 18 under the heading "Major Developments."

                                     PART I

ITEM 1   - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2   - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3   - KEY INFORMATION

A.       SELECTED FINANCIAL DATA

         The selected financial data set forth below should be read in conjunction with, and is qualified by reference to, our consolidated financial statements and the related notes, and the section "Operating and Financial Review and Prospects" included elsewhere in this Annual Report. The consolidated statement of operations data for the years ended December 31, 2002, 2001 and 2000 and consolidated balance sheet data as of December 31, 2002 and 2001, as set forth below, are derived from our consolidated audited financial statements and the related notes included elsewhere in this Annual Report. The consolidated statement of operations data for the years ended December 31, 1999 and 1998 and the consolidated balance sheet data as at December 31, 2000, 1999 and 1998 have been derived from our consolidated audited financial statements for those years, which are not included in this Annual Report.

         We have prepared our audited financial statements in accordance with accounting principles generally accepted in Canada, which differ in certain respects from accounting principles generally accepted in the United States. However, as applied to us, for all fiscal periods for which financial data is presented in this Annual Report, Canadian GAAP and U.S. GAAP were substantially identical in all material respects, except as disclosed in Note 20 of our consolidated financial statements.

         Historical results are not necessarily indicative of results to be expected for any future period.

STATEMENT OF OPERATIONS
DATA:

                                                                      YEAR ENDED
                                                                      DECEMBER 31
                                         ------------------------------------------------------------------------
                                         2002        2002       2001              2000         1999       1998
                                         ----        ----       ----              ----         ----       ----
                                        (CDN$)   (U.S.$) (1)   (CDN$)            (CDN$)       (CDN$)     (CDN$)
                                                                      (AUDITED)
                                                       (IN THOUSANDS EXCEPT FOR PER SHARE DATA)
Revenue..........................        5,780       3,658       4,455             12,497      31,001      20,001
  Less:  Customer Acquisition Costs          -           -         (60)              (157)          -           -
Net Revenue......................        5,780       3,658       4,395             12,340      31,001      20,001
Expenses
Direct expenses..................            -          --           -             11,460      26,696      19,361
Advertising and promotion........            -          --           -              5,040      11,870      12,594
General and administrative.......        6,288       3,979       7,622             16,236      12,405       5,751
Sales and marketing..............        1,875       1,187       4,040              3,161           -           -
Software development
and technology...................        4,101       2,595       3,691              1,802       1,001         889
Depreciation and amortization....        2,602       1,647       1,572              1,130         621         201
Interest (income)................          (45)        (28)       (345)              (467)       (767)        (88)
Total expenses...................       15,021       9,507      16,580             38,362      51,826      38,708
Loss from operations.............       (9,241)     (5,849)    (12,185)           (26,022)    (20,825)    (18,707)
Net Loss.........................       (9,364)     (5,827)    (18,714)           (20,366)    (20,825)    (18,707)
Loss per common share(2).........        (0.22)      (0.14)      (0.64)             (0.76)      (0.84)      (1.58)
Weighted average number of
common shares(2).................       41,968      41,968      29,130             26,844      24,792      11,910

BALANCE SHEET DATA:(3)


                                                                        As at December 31
                                            --------------------------------------------------------------------------
                                             2002        2002        2001           2000            1999        1998
                                             ----        ----        ----           ----            ----        ----
                                            (Cdn$)    (U.S.$)(1)    (Cdn$)         (Cdn$)          (Cdn$)      (Cdn$)
                                                                        (Audited)
                                                                     (in thousands)
Working capital......................       (1,757)    (1,112)       3,115         13,671          21,523      17,929
Total assets.........................        6,355      4,022       10,592         20,801          36,743      21,047
Long-term Deferred Revenue...........                                   33          1,195           1,289           -
Shareholders equity..................        1,198        758        8,014         15,860          28,985      18,622

-----------------------
     (1) Convenience translation into U.S. $. See Note 23 of our consolidated financial statements.
     (2) In October 2001, our shareholders approved a 2 for 1 share consolidation. All per share amounts have been adjusted retroactively to reflect the consolidation. See Note 9(g) of our consolidated financial statements for a discussion regarding the calculation of common shares outstanding and loss per common share.
     (3)  We have not paid dividends since our formation.


EXCHANGE RATES

         The following tables set forth, for the periods indicated, certain exchange rates based on the noon buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. Such rates are the number of U.S. dollars per one Canadian dollar and are the inverse of the rates quoted by the Federal Reserve Board of New York for Canadian Dollars per U.S. $1.00. On April 18, 2003, the exchange rate was US$1.00 = Cdn$1.45.

                                                            Year Ended December 31,
                                                -----------------------------------------------------------
   Rate                                         2002          2001             2000        1999        1998
   ----                                         ----          ----             ----        ----        ----

   Average (1) during year                     .6344         .6449            .6725       .6744       .6710


   (1) The average rate is the average of the exchange rates on the last day of each month during the year.


      Month                               High during month     Low during month
      -----                               -----------------     ----------------
      November 2002                                   .6426                .6288
      December 2002                                   .6461                .6288
      January 2003                                    .6570                .6349
      February 2003                                   .6720                .6511
      March 2003                                      .6822                .6709
      April 2003

B.       CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.       RISK FACTORS

The following is a summary of certain risks and uncertainties which we face in our business. This summary is not meant to be exhaustive. These Risk Factors should be read in conjunction with other cautionary statements which we make in this Annual Report and in our other public reports, registration statements and public announcements.

WE WILL NEED ADDITIONAL CAPITAL AND IF WE ARE UNABLE TO SECURE ADDITIONAL FINANCING WHEN WE NEED IT, WE MAY BE REQUIRED TO SIGNIFICANTLY CURTAIL OR CEASE OUR OPERATIONS.

         The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations. Since we began our operations, we have been funded primarily through the sale of securities to investors in a series of private placements, sales of equity to, and investments from, strategic partners, gains from investments, option exercises and, to a limited extent, through cash flow from operations. The Company's ability to continue as a going concern will be dependent on management's ability to successfully execute its business plan, increase revenue and obtain additional forms of debt or equity financing. The Company expects that additional debt or equity financing such as the issuance of loans or debentures, issuance of shares, conversion of warrants and exercise of options in the amount of $2.25 million will be required in order for the Company to be able to fund its operations through 2003. The Company cannot provide assurance that efforts to raise such additional financings will be successful.

         Management believes that continued existence beyond 2003 is dependent on its ability to increase revenue from sales of existing products, and expand the scope of its product offering through the expansion of internally developed software and partnerships with third parties.

         As of March 31, 2003, we had cash on hand and marketable securities of approximately $776,000.

         We do not have any committed sources of additional financing at this time and we are uncertain whether additional funding will be available when we need it on terms that will be acceptable to us or at all. If we are not able to obtain financing when we need it, we would be unable to carry out our business plan and would have to significantly curtail or cease our operations. We have included in Note 2 to our financial statements, a discussion about the ability of our company to continue as a going concern.

         Potential sources of financing include strategic relationships, public or private sales of our shares, debt, convertible securities or other arrangements. If we raise funds by selling additional shares, including common shares or other securities convertible into common shares, the ownership interests of our existing shareholders will be diluted. If we raise funds by selling preference shares, such shares may carry more voting rights, higher dividend payments or more favorable rights upon distribution than those for the common shares. If we incur debt, the holders of such debt may be granted security interests in our assets. Because of our potential long term capital requirements, we may seek to access the public or private equity or debt markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time.

WE ARE NOT PROFITABLE AND WE MAY NEVER BECOME PROFITABLE.

         We have accumulated net losses of approximately $96.9 million as of December 31, 2002. For the year ended December 31, 2002 our net loss was $9.364 million. We have never been profitable and expect to continue to incur losses for the foreseeable future. We cannot assure you that we will earn profits or generate positive cash flows from operations in the future.

OUR LIMITED OPERATING HISTORY IN OUR CURRENT BUSINESS AS A COMBINED ENTITY MAKES EVALUATING OUR BUSINESS DIFFICULT.

         While we were founded in September 1995, until 1999 we operated solely as an online retailer of computer and other goods. Since 1999 we have shifted our focus to providing dynamic pricing solutions.. In October 2001 we acquired ADB Systemer ASA of Norway, a provider of enterprise asset management and electronic procurement software and services. While ADB Systemer has operated since 1988, we have only a limited operating history as a combined entity on which you can base your evaluation of our business and prospects.

         Our business and prospects must be considered in light of the risks, uncertainties and expenses frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets. Our business strategy may not be successful and we may not successfully address those risks.

WE MAY EXPERIENCE INCREASINGLY LONGER SALES CYCLES

         A significant portion of our revenue in any quarter is derived from a relatively small number of contracts. We often experience sales cycles of six to eighteen months. If the length of our sales cycles increases, our revenues may decrease and our quarterly results would be adversely affected. In addition, our current and future expense levels are based largely on our investment plans and estimates of future revenues and are, to a large extent, fixed. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Any significant shortfall in revenues relative to our planned expenditures would have a material adverse effect on our business, financial condition, cash flows and results of operations

POTENTIAL FLUCTUATIONS IN OUR FINANCIAL RESULTS MAKE FINANCIAL FORECASTING DIFFICULT

         Our operating results have varied on a quarterly basis in the past and may fluctuate significantly as a result of a variety of factors, many of which are outside our control. Factors that may affect our quarterly operating results include:

o general economic conditions as well as economic conditions specific to our industry;

o        long sales cycles, which characterize our industry;

o implementation delays, which can affect payment and recognition of revenue;

o any decision by us to reduce prices for our solutions in response to price reductions by competitors;

o the amount and timing of operating costs and capital expenditures relating to monitoring or expanding our business, operations and infrastructure; and

o the timing of, and our ability to integrate, any future acquisition, technologies or products or any strategic investments or relationships into which we may enter.

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

OUR SHARE PRICE HAS FLUCTUATED SUBSTANTIALLY AND MAY CONTINUE TO DO SO.

         The trading price of our common shares on The Toronto Stock Exchange and on the NASDAQ Over the Counter Bulletin Board ("OTCBB") has fluctuated significantly in the past and could be subject to wide fluctuations in the future. The market prices for securities of technology companies have been highly volatile. These companies have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to their operating performance. Broad market and industry factors may materially and adversely affect the market price of our common shares, regardless of our operating performance. In addition, fluctuations in our operating results, and concerns regarding our competitive position can have an adverse and unpredictable effect on the market price of our shares.

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

YOUR ABILITY TO BUY OR SELL OUR COMMON SHARES ON THE OTCBB MAY BE LIMITED

     On June 3, 2002, we transferred the listing of our common shares from the Nasdaq National Market to the Nasdaq SmallCap Market. On August 22, 2002, our common shares were delisted from the Nasdaq SmallCap Market because we did not satisfy the minimum bid price per share requirement for continued listing on that market. Our common shares immediately became eligible for and began trading on the OTCBB. The OTCBB is generally considered to be a less efficient market than the Nasdaq National Market or the Nasdaq SmallCap Market on which our shares previously traded. As a result, your ability to buy or sell our common shares on the OTCBB may be limited. In addition, since our shares are no longer listed on the Nasdaq National Market or Nasdaq SmallCap Market, our shares may be subject to the "penny stock" regulations described below. De-listing from the Nasdaq National Market and the Nasdaq SmallCap Market will not affect the listing of the common shares on The Toronto Stock Exchange.

OUR COMMON SHARES MAY BECOME SUBJECT TO "PENNY STOCK" REGULATIONS WHICH MAY AFFECT YOUR ABILITY TO BUY OR SELL OUR COMMON SHARES.

         Our common shares have traded on the Nasdaq National and Small Cap Markets and on the OTCBB at prices below US$5.00 since April 2000 (on a pre-consolidation basis). As a result, our shares may become characterized as "penny stocks" which could severely affect market liquidity. The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock.

         Securities and Exchange Commission regulations generally define a penny stock to be an equity security that has a market price of less than US$5.00 per share, subject to certain exceptions. Such exceptions include any equity security listed on Nasdaq or a national securities exchange and any equity security issued by an issuer that has:

o net tangible assets of at least US$2,000,000, if such issuer has been in continuous operation for three years;

o net tangible assets of at least US$5,000,000, if such issuer has been in continuous operation for less than three years; or

o average annual revenue of at least US$6,000,000, if such issuer has been in continuous operation for less than three years.

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

THE MARKETS IN WHICH WE OPERATE ARE HIGHLY COMPETITIVE.

         The market for asset lifecycle management solutions is rapidly evolving and intensely competitive. We face significant competition in each segment of our business (sourcing, procurement, enterprise asset management and asset disposition). We expect that competition will further intensify as new companies enter the different segments of our market and larger existing companies expand their product lines. If the global economy continues to lag, we could face increased competition, particularly in the form of lower prices.

         Many of our competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we. We cannot assure you that we will be able to compete with them effectively. If we fail to do so, it would have a material adverse effect on our business, financial condition, cash flows and results of operations.

WE MAY NOT BE ABLE TO RETAIN OR ATTRACT THE HIGHLY SKILLED PERSONNEL WE NEED, IN PARTICULAR AS A RESULT OF OUR RECENT WORKFORCE REDUCTIONS.

         Our success is substantially dependent on the ability and experience of our senior management and other key personnel. We do not have long term employment agreements with any of our key personnel and maintain no "key person" life insurance policies.

         In 2002, we implemented a workforce reduction. We may experience some attrition during 2003 as a result of the reduction. We may need to hire new or additional personnel to respond to attrition or future growth of our business. However, there is significant competition for qualified personnel. We cannot be certain we will be able to retain existing personnel or hire additional, qualified personnel when needed.

SIGNIFICANT DELAYS IN PRODUCT DEVELOPMENT WOULD HARM OUR REPUTATION AND RESULT IN LOSS OF REVENUE.

         If we experience significant product development delays, our position in the market would be harmed, and our revenues could be substantially reduced, which would adversely affect our operating results. As a result of the complexities inherent in our software, major new product enhancements and new products often require long development and test periods before they are released. On occasion, we have experienced delays in the scheduled release date of new or enhanced products, and we may experience delays in the future. Delays may occur for many reasons, including an inability to hire a sufficient number of developers, discovery of bugs and errors or a failure of our current or future products to conform to industry requirements. Any such delay, or the failure of new products or enhancements in achieving market acceptance, could materially impact our business and reputation and result in a decrease in our revenues.

WE MAY HAVE TO EXPEND SIGNIFICANT RESOURCES TO KEEP PACE WITH RAPID TECHNOLOGICAL CHANGE

         Our industry is characterized by rapid technological change, changes in user and customer requirements, frequent new service or product introductions embodying new technologies and the emergence of new industry standards and practices. Any of these could hamper our ability to compete or render our proprietary technology obsolete. Our future success will depend, in part, on our ability to:

o develop new proprietary technology that addresses the increasingly sophisticated and varied needs of our existing and prospective customers;

o anticipate and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis;

o continually improve the performance, features and reliability of our products in response to evolving market demands; and

o        license leading technologies.

We may be required to make substantial expenditures to accomplish the foregoing or to modify or adapt our services or infrastructure.

OUR BUSINESS COULD BE SUBSTANTIALLY HARMED IF WE HAVE TO CORRECT OR DELAY THE RELEASE OF PRODUCTS DUE TO SOFTWARE BUGS OR ERRORS

         We sell complex software products. Our software products may contain undetected errors or bugs when first introduced or as new versions are released. Our software products may also contain undetected viruses. Further, software we license from third parties and incorporate into our products may contain errors, bugs or viruses. Errors, bugs and viruses may result in any of the following:

o        adverse customer reactions;

o        negative publicity regarding our business and our products;

o        harm to our reputation;

o        loss of or delay in market acceptance;

o        loss of revenue or required product changes;

o        diversion of development resources and increased development expenses;

o        increased service and warranty costs;

o        legal action by our customers; and

o        increased insurance costs.

SYSTEMS DEFECTS, FAILURES OR BREACHES OF SECURITY COULD CAUSE A SIGNIFICANT DISRUPTION TO OUR BUSINESS, DAMAGE OUR REPUTATION AND EXPOSE US TO LIABILITY.

         We host certain websites and sub-sites for our customers. Our systems are vulnerable to a number of factors that may cause interruptions in our ability to enable or host solutions for third parties, including, among others:

o        damage from human error, tampering and vandalism;

o        breaches of security;

o        fire and power losses;

o        telecommunications failures and capacity limitations; and

o        software or hardware defects.

         Despite the precautions we have taken and plan to take, the occurrence of any of these events or other unanticipated problems could result in service interruptions, which could damage our reputation, and subject us to loss of business and significant repair costs. Certain of our contracts require that we pay penalties or permit a customer to terminate the contract if we are unable to maintain minimum performance levels. Although we continue to take steps to enhance the security of our systems and ensure that appropriate back-up systems are in place, our systems are not now, nor will they ever be, fully secure.

OUR BUSINESS HAS UNDERGONE DRAMATIC EXPANSION AND RETRACTION PHASES SINCE OUR FORMATION. WE MAY NOT BE ABLE TO MANAGE FURTHER DRAMATIC EXPANSIONS AND RETRACTIONS IN FUTURE.

         Our business has undergone dramatic expansion and retraction since our formation, which has placed significant strain on our management resources. If we should grow or retract dramatically in future, there may be further significant demands on our management, administrative, operating and financial resources. In order to manage these demands effectively, we will need to expand and improve our operational, financial and management information systems and motivate, manage and retain employees. We cannot assure you that we will be able to do so, that our management, personnel or systems will be adequate, or that we will be able to achieve levels of revenue commensurate with the resulting levels of operating expenses.

INTERNATIONAL SALES ACCOUNT FOR A SIGNIFICANT PORTION OF OUR REVENUE, WHICH EXPOSES US TO CERTAIN RISKS.

         We currently operate in Canada, Norway, Ireland, the United States and England. In the 2002 fiscal year, sales to customers outside North America represented approximately 62% of our revenues. There are risks inherent in doing business on a global level, including:

o difficulties in managing and staffing an organization spread across several continents;

o        differing laws and regulatory requirements;

o        political and economic risks;

o        currency and foreign exchange fluctuations and controls;

o        tariffs, customs, duties and other trade barriers;

o longer payment cycles and problems in collecting accounts receivable in certain countries;

o        export and import restrictions;

o the need for product compliance with local language and business customs;

o seasonal reductions in business activity during the summer months in Europe and elsewhere; and

o        potentially adverse tax consequences.

Any of these risks could adversely affect the success of our global operations.

ACQUISITIONS OF COMPANIES OR TECHNOLOGIES MAY RESULT IN DISRUPTIONS TO OUR BUSINESS AND/OR DISTRACTIONS FOR OUR MANAGEMENT.

We acquired ADB Systemer ASA of Norway in October 2001. In the future, we may seek to acquire other businesses or make investments in complementary businesses or technologies. We may not be able to acquire or manage additional businesses profitably or successfully integrate any acquired businesses with our business. Businesses that we acquire may have liabilities that we underestimate or do not discover during our pre-acquisition investigations. Certain liabilities, even if we do not expressly assume them, may be imposed on us as the successor to the business. Further, each acquisition may involve other special risks that could cause the acquired businesses to fail to meet our expectations. For example:

o        the acquired businesses may not achieve expected results;

o        we may not be able to retain key personnel of the acquired businesses;

o we may incur substantial, unanticipated costs, delays or other operational or financial problems when we try to integrate businesses we acquire with our own;

o        our management's attention may be diverted; or

o our management may not be able to manage the combined entity effectively or to make acquisitions and grow our business internally at the same time.

The occurrence of one or more of these factors could have a material adverse effect on our business, financial condition, cash flows and results of operations.

In addition, we may incur debt or issue equity securities to pay for any future acquisitions or investments, which could dilute the ownership interest of our existing shareholders.

IF WE ARE UNABLE TO SUCCESSFULLY PROTECT OUR INTELLECTUAL PROPERTY OR OBTAIN CERTAIN LICENSES, OUR COMPETITIVE POSITION MAY BE WEAKENED.

         Our performance and ability to compete are dependent in part on our technology. We rely on a combination of patent, copyright, trademark and trade secret laws as well as confidentiality agreements and technical measures, to establish and protect our rights in the technology we develop. We cannot guarantee that any patents issued to us will afford meaningful protection for our technology. Competitors may develop similar technologies which do not conflict with our patents. Others may challenge our patents and, as a result, our patents could be narrowed or invalidated.

         Our software is protected by common law copyright laws, as opposed to registration under copyright statutes. Common law protection may be narrower than that which we could obtain under registered copyrights. As a result, we may experience difficulty in enforcing our copyrights against certain third parties. The source code for our proprietary software is protected as a trade secret. As part of our confidentiality protection procedures, we generally enter into agreements with our employees and consultants and limit access to, and distribution of, our software, documentation and other proprietary information. We cannot assure you that the steps we take will prevent misappropriation of our technology or that agreements entered into for that purpose will be enforceable. In order to protect our intellectual property, it may be necessary for us to sue one or more third parties. While this has not been necessary to date, there can be no guarantee that we will not be required to do so in future to protect our rights. The laws of other countries may afford us little or no protection for our intellectual property.

         We also rely on a variety of technology that we license from third parties, including our database and Internet server software, which is used to perform key functions. These third party technology licenses may not continue to be available to us on commercially reasonable terms, or at all. If we are unable to maintain these licenses or obtain upgrades to these licenses, we could be delayed in completing or prevented from offering some products or services.

OTHERS COULD CLAIM THAT WE INFRINGE ON THEIR INTELLECTUAL PROPERTY RIGHTS, WHICH MAY RESULT IN COSTLY AND TIME CONSUMING LITIGATION.

         Our success will also depend partly on our ability to operate without infringing upon the proprietary rights of others, as well as our ability to prevent others from infringing on our proprietary rights. We may be required at times to take legal action in order to protect our proprietary rights. Also, from time to time, we may receive notice from third parties claiming that we infringe their patent or other proprietary rights. In the past, certain third parties have claimed that certain of our technology infringed their intellectual property rights. The Company does not believe it does or ever has infringed the intellectual property rights of any third party. The claim with the particular third party has been resolved through licensing arrangements. There can be no assurances that other third parties will not make similar claims in the future.

         We believe that infringement claims will increase in the electronic commerce sector as competition intensifies. Despite our best efforts, we may be sued for infringing on the patent or other proprietary rights of others. Such litigation is costly, and even if we prevail, the cost of such litigation could harm us. If we do not prevail or cannot fund a complete defense, in addition to any damages we might have to pay, we could be required to stop the infringing activity or obtain a license. We cannot be certain that any required license would be available to us on acceptable terms, or at all. If we fail to obtain a license, or if the terms of a license are burdensome to us, this could have a material adverse effect on our business, financial condition, cash flows and results of operations.

OUR PRODUCT STRATEGY IS PARTIALLY DEPENDENT UPON THE CONTINUED ACCEPTANCE AND USE OF THE INTERNET AS A MEDIUM OF COMMERCE.

         Our success depends in part on the continued growth of the Internet and reliance on and use of the Internet by businesses. Because use of the Internet as a source of information, products and services is a relatively recent phenomenon, it is difficult to predict whether the number of users drawn to the Internet will continue to increase and whether the market for commercial use of the Internet will continue to develop and expand.

         The Internet may not be commercially viable for a number of reasons, including potentially inadequate development of the necessary network infrastructure, delayed development of enabling technologies and inadequate performance improvements. In addition, the Internet's viability as a commercial marketplace could be adversely affected by delays in the development of services or due to increased government regulation. Moreover, concern about the security of transactions conducted on the Internet and the privacy of users may also inhibit the growth of commerce on the Internet. If the use of the Internet does not continue to grow or grows more slowly than expected, or if the infrastructure for the Internet does not effectively support growth that may occur, our business would be materially and adversely affected.

OUR BUSINESS IS SENSITIVE TO THE OVERALL ECONOMIC ENVIRONMENT. ANY SLOWDOWN IN INFORMATION TECHNOLOGY SPENDING BUDGETS COULD HARM OUR OPERATING RESULTS

         Any significant downturn in our customers' markets or in general economic conditions that results in reduced information technology spending budgets would likely result in a decreased demand for our products and services, longer selling cycles and lower prices, any of which may harm our business.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH EXCHANGE RATE FLUCTUATIONS.

         Substantially all of our revenues are in European currencies or U.S. dollars, while the majority of our operating expenses are in Canadian dollars and Norwegian kroner. We do not have any hedging programs in place to manage the potential exposure to fluctuations in the Canadian dollar or Norwegian kroner exchange rates. Fluctuations in the exchange rates of these currencies or the exchange rate of other currencies against the Canadian dollar or Norwegian kroner could have a material adverse effect on our business, financial condition, cash flows and results of operations.

OUR PREFERENCE SHARES COULD PREVENT OR DELAY A TAKEOVER THAT SOME OR A MAJORITY OF SHAREHOLDERS CONSIDER FAVORABLE.

         Our Board of Directors, without any further vote of our shareholders, may issue preference shares and determine the price, preferences, rights and restrictions of those shares. The rights of the holders of common shares will be subject to, and may be adversely affected by, the rights of the holders of any series of preference shares that may be issued in the future. That means, for example, that we can issue preference shares with more voting rights, higher dividend payments or more favorable rights upon distribution than those for our common shares. If we issue certain types of preference shares in the future, it may also be more difficult for a third party to acquire a majority of our outstanding voting shares and such issuance may, in certain circumstances, deter or delay mergers, tender offers or other possible transactions that may be favored by some or a majority of our shareholders.

IT MAY BE DIFFICULT FOR YOU TO ENFORCE LEGAL CLAIMS AGAINST US OR OUR OFFICERS OR DIRECTORS.

         We are incorporated under the laws of the Province of Ontario, Canada. Certain of our directors and officers are residents of Canada, Norway and Ireland, and substantially all of our assets and the assets of such persons are located outside the United States. As a result, it may be difficult for holders of common shares to effect service of legal process within the United States upon those directors and officers who are not residents of the United States. It may also be difficult to realize in the United States upon judgments of courts of the United States without enforcing such judgments in our home jurisdiction or the jurisdiction of residence of the director or officer concerned.

ITEM 4 - INFORMATION ON THE COMPANY

OVERVIEW

         We develop and sell software products and services that allow our customers to source, buy, track, manage and sell assets, primarily in asset intensive industries. We refer to our product and services suite as asset lifecycle management solutions. Our solutions can reduce sourcing, procurement and tracking costs, improve tracking and monitoring of asset performance and reduce downtime.

         We acquired our Norwegian operations, ADB Systemer ASA ("ADB Systemer"), in October 2001. For over ten years, ADB Systemer has provided enterprise asset management solutions to customers in Norway and Europe. For the past three years, we have provided sales solutions to customers in North America and Europe and during the past two years we have introduced sourcing and procurement solutions to customers in North America and Europe.

         Our customer list includes a number of leading organizations, such as BP, GE Capital, Halliburton Productos, Prosafe, National Health Services (UK) Health Procurement Consortium, Permanent TSB, and Forest Oil. While our asset management solutions have traditionally been found largely in the oil and gas industry, our other solutions have been implemented in a number of industries.

COMPANY BACKGROUND

         The name of our company is ADB Systems International Ltd. We are formed as a business corporation under the laws of Ontario, Canada. Our business began as Internet Liquidators Inc., a business corporation formed under the laws of Ontario, Canada, in September 1995. In May 1996, Internet Liquidators International Inc., also an Ontario company, acquired all of the shares of Internet Liquidators Inc. These two companies were amalgamated in January 1997. In June 1998, we changed our name from Internet Liquidators International Inc. to Bid.Com International Inc.

         Prior to October 24, 2000, we operated two national business-to-consumer auction sites at www.bid.com, one in the United States and one in Canada. Following an extensive strategic review by ADB's Board of Directors and management, ADB decided late in 2000 to focus on its software business. During 2002, Old ADB changed its name to Bid.com International Ltd. and resumed on-line retail activities.

         On October 11, 2001, we acquired substantially all of the shares of ADB Systemer, a Norway-based provider of enterprise asset management and electronic procurement software. As part of the acquisition of ADB Systemer, we changed our name to ADB Systems International Inc. and completed a two for one share consolidation. In this report, we refer to ADB Systems International Inc. as "Old ADB."

         On August 30, 2002 we formed a new company called ADB Systems International Ltd., which we refer to in this report as the "Company" or "ADB". On October 31, 2002, the shareholders of Old ADB exchanged their shares of Old ADB for shares of the Company on a one-for-one basis. This exchange was implemented pursuant to a plan of arrangement approved by the shareholders of Old ADB on October 22, 2002 and by the Ontario Superior Court of Justice on October 24, 2002 (which we refer to in this report as the "Arrangement"). As a result of the Arrangement, the business of Old ADB, including all assets and liabilities of Old ADB (other than those related to retail activities), was transferred to the Company in the form of a return of capital. Old ADB subsequently changed its name to Bid.Com International Ltd. For more details on the Arrangement, see the next section under the heading "Major Developments".

         We are governed by the Ontario Business Corporations Act. Our principal business offices in North America are located at 6725 Airport Road, Suite 201, Mississauga, Ontario L4V 1V2, Canada and our telephone number is (905) 672-7467. In Norway, our principal business offices are located at Vingveien 2, 4050 Sola, Norway and our telephone number is +47 51 64 71 00. In the United States, our principal business office is located at 3001 North Rocky Point Drive East, Suite 200, Tampa, Florida 33607 and our telephone number is (813) 281-4825.

         Our shares trade on the Toronto Stock Exchange under the symbol "ADY" and are traded on the OTCBB under the symbol "ADBY". Additional information about our company can be obtained at our web site - www.adbsys.com. The information contained on our web site is not deemed to be part of this Annual Report.

MAJOR DEVELOPMENTS

         On August 30, 2002, we entered into a series of agreements with The Brick Warehouse Corporation ("The Brick") which contemplated a series of transactions (which we collectively refer to as "The Brick Transaction") among The Brick, Old ADB and ADB.

     Pursuant to The Brick Transaction:

o The Brick made a $2.0 million secured loan to Old ADB and ADB at an interest rate of 12% per annum;

o        ADB and Old ADB agreed to enter into Arrangement; and

o The Brick and Old ADB will cooperate in online retail operations that will utilize the on-line retail technology, experience and expertise of ADB developed and operated under the name "Bid.Com International Inc." in the online sale of consumer products to be supplied by The Brick (which we refer to in this report as the "Retail Business"). The assets related to the Retail Business were not transferred pursuant to the Arrangement and continue to be held by Old ADB.

     The $2.0 million secured loan made by The Brick matures on June 30, 2003 or upon earlier demand by The Brick. At maturity, ADB has the right, at its option, to: (i) repay the loan in cash or (ii) transfer to The Brick all of the issued shares of Old ADB owned by ADB in satisfaction of the outstanding principal amount and accrued interest then owing to The Brick. The obligations of Old ADB and ADB are secured by a general security agreement delivered by ADB to The Brick covering all the property, and assets of ADB.

     The principal consequences of the Arrangement, which was effective as of October 31, 2002, are as follows:

     1. Shareholders of Old ADB received from ADB one common share of ADB in exchange for each of their common shares of Old ADB. As a result (i) Old ADB became a wholly-owned subsidiary of ADB and (ii) each former shareholder of Old ADB owns the same number of shares in ADB that it owned in Old ADB prior to the exchange.

     2. Old ADB transferred all of its assets (excluding specified assets related to the Retail Business) to ADB and ADB assumed all of the liabilities and obligations of Old ADB (excluding specified liabilities of the Retail Business.).

     3. The registered office, articles of incorporation, by-laws, directors and executive officers of Old ADB immediately prior to the Arrangement became the registered office, articles, by-laws, directors and executive officers of ADB upon consummation of the Arrangement.

     4. ADB adopted the Stock Option Plan of Old ADB. Upon consummation of the Arrangement, all options, warrants or debt that was exercisable or convertible into shares of Old ADB became convertible into the same number of shares of ADB.

     5. The articles of amalgamation of Old ADB were amended to: (i) change the name of Old ADB to Bid.Com International Ltd. and (ii) delete the authorized Preference Shares (as defined in such articles) and the rights, preferences and restrictions on the transfer of such Preference Shares.

         The following diagrams illustrate the corporate structure prior to the Arrangement and following the Arrangement.

Prior to Arrangement


                        [PRIOR TO ARRANGEMENT FLOWCHART]



Following Arrangement


                       [FOLLOWING ARRANGEMENT FLOWCHART]



        Upon completion of the Arrangement, the Toronto Stock Exchange approved the listing of the ADB common shares issued in exchange for Old ADB common shares or issuable upon the exercise of options or warrants or conversion of debt. ADB common shares are listed on the Toronto Stock Exchange for trading under the symbol "ADY". The shares of Old ADB ceased trading on the Toronto Stock Exchange on November 5, 2002. On April 2, 2003 an order was issued by the Ontario Securities Commission pursuant to which Old ADB has ceased to be a reporting issuer in all jurisdictions in Canada in which it was a reporting issuer.


PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

         For a description of principal capital expenditures and divestitures, see Item 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS - REALIZED GAINS AND LOSSES ON MARKETABLE SECURITIES AND STRATEGIC INVESTMENTS and CAPITAL ASSETS.

INDUSTRY BACKGROUND AND OVERVIEW

         Asset management software has existed for more than thirty years, initially through computerized maintenance management systems (CMMS), and more recently including more comprehensive and robust enterprise asset management
(EAM) and enterprise resource planning (ERP) solutions. The early CMMS systems automated daily management of assets, while ERP solutions consolidate basic asset information with financial information at the corporate level. EAM solutions encompass elements of both, serving as the next evolution of CMMS solutions by bridging the gap between asset management and corporate-level planning and tracking requirements.

         The key value proposition for EAM solutions is that they can provide a quick and quantifiable return on investment (ROI) and return on assets (ROA). Cost and productivity improvements can immediately and measurably benefit organizations, and thus are highly desirable to potential customers, particularly in difficult economic times where the focus is increasingly bottom line oriented.

         In addition to EAM solutions, we offer sourcing and procurement solutions as well as sales solutions. These are natural extensions to EAM solutions, as organizations seek to extend asset management and corporate-level planning and tracking onto other elements of the asset lifecycle.

OUR PRODUCTS AND OFFERINGS

SOFTWARE SOLUTIONS

         We offer solutions for all aspects of the asset lifecycle -- sourcing, buying, tracking, managing and selling. Below is a detailed description of our offerings:

Dynamic Buyer (TM) Our Dynamic Buyer product automates the delivery of bidding information and documentation between the user and its suppliers, and can be used to automate the decision-making process involved in sourcing goods, by providing automated analysis and selection among competing bids, based on a variety of pre-determined factors. Our version 2.0 of this solution can be delivered on a hosted or client-server (licensed) basis.

Key features available include:

o Request for quotations functionality allowing users to post an on-line offer to purchase that can be viewed by pre-qualified suppliers. Suppliers can download documentation related to the offer and then bid on-line. Users have the choice of whether to let bidders see the details of all other bids.

o Sealed bid functionality allowing users to post their product or service requirements to selected vendors. The sealed bid system differs from the request for quotation in that the vendors only have one opportunity to supply a bid. Only after the close of the auction is the user able to view the vendor bids.

o The ability of users to assign values to criteria involved in the purchase decision, such as price, product availability, post-sales support and certification standards. Bidders input responses to questions relating to these criteria, and responses are weighted by the software for presentation to the user.

o Posting of detailed technical information, question and answer forums, and automatic e-mail notification of amended or new buyer-posted documents.

o Bidders or vendors can be pre-qualified by the user and provided with access to view and download only the documentation that the user specifies.

Dynamic Buyer is licensed to customers and license fees for Dynamic Buyer are based on the number of individuals using the software. Service fees are charged separately. Dynamic Buyer is part of the suite of procurement solutions being provided to the National Health Service Health Procurement Consortium in the UK
(NHS) ProcureMate (TM) ProcureMate is our web-based business to business e-Procurement solution. Using ProcureMate, users can automatically post purchase orders from their purchasing system onto a private-labeled, dedicated web site where suppliers can examine and respond to them online.

Key features available include:

o Suppliers are notified automatically of new purchase orders through an email message with an embedded URL address that takes them directly to the web site and purchase order.

o The system allows an online dialogue to take place between the user and its suppliers

o ProcureMate includes a number of adaptors designed for direct plug-in to the supplier's enterprise resource planning (ERP) system, reducing manual efforts by the supplier and completing an electronic workflow from the person making the requisition to the supplier's staff picking items in their warehouse.

o Functionality that eliminates ordering material that is in stock either locally or in remote warehouses, provides prioritized lists per location, and helps users to procure from master service agreements or direct from preferred suppliers.

o Receipt of Distributed Goods. Goods received can be matched and accounted for directly against the purchase order, reducing manual efforts, paperwork and the chance for error.

o The system facilitates the making of direct payment and electronic funds transfer.

o Seamless integration of the customer's workflow and approvals into the procurement process.

         ProcureMate is licensed to customers and license fees for ProcureMate are based on the number of named users of the licensee. Service fees are charged separately. ProcureMate customers include BP Amoco (Norway), Forest Oil (USA), NHS, Vesta Insurance, and Hordaland HFK County, a large local government entity in Norway.

WorkMate (TM) The core product behind our suite of asset lifecycle solutions is our WorkMate EAM solution. WorkMate is a client-server solution that operates as an extension of (and can be fully integrated with) a customer's existing ERP system. The WorkMate product (specifically the recently released version 2.8) incorporates asset maintenance, asset tracking, materials management and procurement functionality.

         WorkMate is designed for use by customers in asset intensive industries
- typically those where maintenance, repair and operations purchases outnumber raw material purchases by more than ten to one on a transaction volume basis. Examples of asset intensive industries are oil and gas, process industries (such as mining) and the utilities sector.

             The three main modules (procurement, materials management and maintenance functionality) may be licensed independently or together as a fully integrated system:

o Procurement Module -- for sophisticated domestic and international purchasing operations. Key features include: requisitioning, quotations, purchase orders, contracts, cost controls and vendor catalogues. The procurement module also monitors supplier performance in terms of accuracy, punctuality and cost.

o Materials Management Module - for managing inventory and logistics operations. Key features include: inventory status, goods receipt, stock issue, reordering, packing/unpacking, transportation, goods return and equipment rentals. This Module will log all movements of an item and generates the necessary financial transactions.

o Maintenance Module -- for all types of maintenance, whether it is corrective, preventive or condition based. Customers can automate manual routines and track maintenance costs and equipment history.

Each WorkMate module also includes workflow, asset tracking and reporting tools.

         WorkMate is a licensed client-server application and pricing is based on the number of named users of the customer. Implementation work required is estimated and offered at a fixed price or at hourly rates for consulting. Our WorkMate customers include some of the largest global players in the oil and gas sector, such as: BP (Norway), Halliburton Productus, Prosafe, and Forest Oil
(USA).

Dynamic Seller (TM) Dynamic Seller is an on-line sales solution incorporating one or more of the following pricing methods - top bid (ascending) auction, dutch (declining price) auction, hybrid auction or fixed price. We develop, host and maintain customer-branded web-sites or sub-sites for customers using our sales solutions. Dynamic Seller is delivered through an application service provider model (remotely through the internet).

Key features available include:

o Conventional rising price auctions, under which the highest bids win the items auctioned. The rising price auction allows participants to competitively bid on available products and services by incrementally adjusting their bid positions. Our user interface allows users to easily identify current leading bidders, minimum new bids and initial bid pricing. Participants are informed of their bid status, stating whether they have won, been outbid, approved or declined via electronic mail.

o Our patented Dutch (declining) auction format, in which a starting price is set and a limited time period is allocated for a fixed quantity of the product to be auctioned. As time advances, the price drops in small increments. The longer one waits, the lower the price. However, if a bidder waits too long the limited quantity of the product being auctioned may be sold out. The declining bid auction allows participants to bid in a real-time format utilizing on-screen data which provides the time and quantity remaining as well as the falling price of the items for sale. The bidders remain online and actively participate throughout the auction process.

o Hybrid auction formats to meet a customer's particular needs. One example of a hybrid format is an auction which begins on a declining (Dutch Auction) basis until the first bid is received, and then converts to a rising price (Top Bid) auction to reflect demand. This format mimics the 'true auction' format seen in many off-line auctions.

o Fixed price sales, under which the user posts the good or service and the price in a catalogue or directory format. The purchaser cannot bid on the price, but merely elects whether or not to purchase the good or service.

Our customers are charged monthly hosting fees for the Dynamic Seller product, typically with some form of revenue sharing arrangements. Service fees are charged separately. Our Dynamic Seller customers include GE Capital (USA), and permanent TSB (Ireland).

RELATED SERVICES

         In connection with our software offerings, we provide the following services to our customers:

         Consulting. A significant number of our customers request our advice regarding their business and technical processes, often in conjunction with a scoping exercise conducted both before and after the execution of a contract. This input can include comments with respect to the customer's sourcing or procurement processes, assisting in the development of technical specifications, and recommendations regarding internal workflow exercises.

         Customization and Implementation. Based generally upon the up-front scoping exercise, we are able to customize our solutions as required to meet the customer's particular needs. This process can take as little as a few days, or as long as many months, depending on the degree of customization, the resources applied by the customer and the customer's business requirements. We work closely with customers to ensure features and functionality meet their expectations. We also provide the professional services work required for the implementation of our customer solutions, including loading of data, mapping of business processes, and integration to other systems applications.

         Training. Upon completion of implementation (and often during implementation), we train customer personnel to utilize our Solutions through our administrative tools. Training can be conducted in one-on-one or group situations. We also conduct "train the trainer" sessions.

         Maintenance and Support. We provide regular software upgrades and ongoing support to our customers.

THIRD PARTY OFFERINGS

         In addition to the sale of our core solutions and services, we have entered into marketing or co-marketing agreements with a number of companies that offer services that are complementary to our offerings. We market these complementary services to our customers and prospects and can earn a referral fee if these services are purchased. In some cases our marketing partner has agreed to market our solutions to its customers and prospects and can earn a referral fee. Our marketing partners include:

    Partner                               Service or Offering
    -------                               -------------------

    AMEC Services Limited                 Engineering Services
    Xwave Solutions Inc.                  Professional Technology Services
    Production Access , Inc.              Oil and Gas Data Management Solutions


SEASONALITY

         We experience some seasonality as a result of lower activity in European markets during the summer months.

STRATEGY

         We develop and sell software products and services that allow our customers to source, buy, track, manage and sell assets, primarily in asset intensive industries. We refer to our product and services suite as asset lifecycle management solutions. Our solutions can reduce sourcing, procurement and tracking costs, improve tracking and monitoring of asset performance and reduce downtime. Our business strategy is to expand our customer base, particularly in the oil and gas, health, public authorities, and financial services sectors, through superior software functionality and through the industry expertise of our employees. In particular, our strategy is comprised of the following key components:

STRENGTHEN OUR POSITION AS AN EAM VENDOR AND IMPROVE OUR VISIBILITY IN OTHER AREAS OF THE ASSET LIFECYCLE. Gartner Group ranked ADB within their 'magic quadrant' of sixteen leading asset intensive mid-market EAM vendors globally in April 2002. Based on the relative pricing and functionality of our products as compared with those of our competitors, we believe our procurement and sourcing offerings are competitive, and strive to improve our ranking and visibility in our core industry sectors.

MAINTAIN AND ENHANCE OUR TECHNOLOGY. Based on the relative pricing and functionality of our products as compared with those of our competitors, we consider our proprietary software offerings to be competitive, however it is critical that we continue to maintain and enhance our technology.

ENTER INTO AND MAXIMIZE ALLIANCES. We have marketing and other relationships with AMEC, GE Capital, xwave, Production Access and a number of other leading companies in a broad range of industries. We believe that these and future relationships will help provide us with access to important industry participants and will help increase our brand awareness.

SEEKING ACQUISITIONS AND STRATEGIC INVESTMENTS. We plan to seek to expand by seeking technologies, products, and services that complement our existing business. If appropriate opportunities are available, we may acquire businesses, technologies or products or enter into strategic relationships that may further diversify revenue sources and product offerings, expand our customer base or enhance our technology platform.


CUSTOMERS

         We provide our solutions to customers in a variety of industries, including: oil and gas, health, public authorities, and financial services.

         The revenue structures and particular services provided vary depending upon the needs of the customer and the solution concerned. For licensed offerings we generally collect a license fee based on number of users, service fees for implementation and training, and support and maintenance fees. For hosted offerings, we generally collect an up-front implementation fee, monthly hosting fee, and a share of revenue or transaction volumes.

         The following is a representative list of some of the customers for whom we have implemented or are implementing our solutions:

Customer                        Solution(s)            Industry Segment                   Geographic Location
--------                        -----------            ----------------                   -------------------
BP Norway AS (BP)               ProcureMate;           Oil and Gas                        Norway
                                WorkMate

Customer                        Solution(s)            Industry Segment                   Geographic Location
--------                        -----------            ----------------                   -------------------
Prosafe Drilling Company        WorkMate               Oil and Gas                        Norway
(Prosafe)

Halliburton Productos           WorkMate               Oil and Gas                        Brazil
(Halliburton)

Forest Oil Corporation          WorkMate               Oil and Gas                        US
(Forest Oil)

Hordaland fylkeskommune (HFK)   ProcureMate            Public Authority                   Norway

GE Commercial Equipment         Dynamic Seller         Leasing                            US
Financing (GE)                                         (financial/heavy equipment)

Sandwell & West Birmingham      ProcureMate            Health                             UK
Hospitals NHS Trust (NHS)

permanent TSB                   Dynamic Seller         Leasing (automotive)               Ireland


         FOR INFORMATION REGARDING THE PRINCIPAL MARKET SEGMENTS IN WHICH THE COMPANY COMPETES, SEE NOTE 22 TO THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

SALES AND MARKETING

         We market our services primarily through our direct sales force. Our sales organization is regional, with personnel located in our principal offices in Toronto, Dublin, and Stavanger.

         Our marketing efforts are focussed on targeted marketing campaigns, rather than broad based "awareness" campaigns. Potential customers are identified through direct contact, responses to requests for information, attendance at trade shows, and industry contacts. We principally focus on trade show participation, seminar series for specific industries or professionals, and outgoing lead generation.

         We use reference customers to assist us in our marketing efforts, both through direct contact with potential customers and through site branding and case studies. We also rely on our alliance partners to assist in our marketing efforts.


TECHNOLOGY PLATFORM

         ADB has devoted significant resources to developing its proprietary software technology. The technology platform is constructed using distributed software technologies which allow rapid redevelopment and deployment of new software technology in order to take advantage of emerging business opportunities.

         The company's technology platform is based on Microsoft core applications, including the Windows NT operating system and a SQL server relational database, all residing on scaleable hardware. The software is constructed using an advanced proprietary XML framework and resides on an N-tier architecture. The support of open systems allows integration with a large variety of existing commercial, proprietary and legacy applications.

RESEARCH AND DEVELOPMENT

         Based on the relative pricing and functionality of our products as compared with those of competitors, we believe that our proprietary software provides a competitive advantage, and that our future success depends, in part, on our ability to continue developing and enhancing that software. Therefore, we have focused our research and development efforts on the continued development of our proprietary software offerings. Presently, 12 of our staff members are dedicated to product development.

         Our ongoing research and development efforts are aimed at the continued 'productization' of specific elements of our software, enhancing the features and functionality of our existing software components, the development of new software components, and the integration of superior third party technology into our environment. Productization involves the development of 'generic' applications to reduce programming time and costs for customer implementations.

         Our research and development expenditures were approximately $4.101 million for the year ended December 31, 2002, $3.691 million for the year ended December 31, 2001, and $1.802 million for the year ended December 31, 2000, including salaries and related expenses of our personnel engaged in research and development. Research and development activities in 2002 included the development of version 2.0 of our DYNAMIC BUYER Solution and the development of a new materials tracking module within our WorkMate application.

INTELLECTUAL PROPERTY

         We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and technical measures, to establish and protect our proprietary rights.

         In March 1999 and July 2001, we received patents from the U.S. Patent and Trademark Office covering the process whereby we conduct Dutch auctions over electronic distribution channels. We have patent applications pending in Canada covering the same technology. We also continue to explore other patent opportunities, and may have other applications pending from time to time. We do not believe, however, that our ability to obtain patents is material to our success or results.

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

         Our major trademarks or tradenames include: ADB; POWERED BY ADB; PROCUREMATE, WORKMATE, DYNAMIC SELLER and DYNAMIC BUYER. Except for DYNAMIC SELLER and DYNAMIC BUYER, which are unregistered, all of these trademarks and tradenames are the subject of pending applications for registration in one or all of the United States, Canada and Norway. We also claim rights in other unregistered trademarks.

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

COMPETITION

         The market for each solution comprising our asset lifecycle management suite is intensely competitive. Many of the companies we compete with have much greater financial, technical, research and development resources than us.

         In order to remain and become more competitive, we will need to make continued investments in product development and improve our market visibility and financial situation.

          Although we offer a broad range of asset lifecycle management solutions, we face significant competition in each of the component product areas:

         Sourcing - FreeMarkets, Inc., Procuri, Inc., B2E Markets, Inc., Emptoris, Inc., Moai Technologies, Inc.

         Procurement - MRO Software, Inc., Ariba, Inc., Commerce One Operations, Inc. and broader ERP solution providers such as SAP AG, J.D. Edwards & Company, and Oracle Corporation

         EAM - related solutions - MRO Software, Inc., Indus International Inc., Mincom Ltd., (and broader ERP solution providers such as SAP AG, J.D. Edwards & Company, and Oracle Corporation)

         Sales solutions - Fairmarket, Inc., Ariba, Inc., Commerce One Operations, Inc., Siebel Systems Inc.

In addition, many organizations use in-house developers to develop solutions for certain elements of the asset lifecycle, or use third party exchanges or aggregations sites, such as eBay Inc., FreeMarkets, Inc., or industry-specific exchanges such as Covisint.

ORGANIZATIONAL STRUCTURE

                              LIST OF SUBSIDIARIES

         Unless otherwise indicated, ADB Systems International Ltd. ("ADB"), or one of its subsidiaries, owns 100% of the outstanding capital stock of the following companies:

     Name of Subsidiary                               Country of Incorporation
     ------------------                               ------------------------
     ADB Systemer AS (1)                              Norway
     ADB Systems International Limited                Ireland
     ADB Systems Limited                              England
     Bid.Com (U.K.) Limited                           England
     ADB Systems, Inc.                                USA (Delaware)
     Bid.Com USA, Inc.                                USA (Florida)
     Bid.Com International Inc.                       Canada (Ontario)
     Bid.Com International Pty. Ltd. (2)              Australia
     Internet Liquidators USA, Inc. (2)               USA (Florida)

   (1) As of December 31, 2002, ADB owned 98.3% of the outstanding voting shares of ADB Systemer AS. Under Norwegian corporate law, ADB may trigger compulsory acquisition of the remaining shares at any time. The remaining shareholders each have the same right. The value for the shares acquired shall be as agreed, failing which the value shall be determined by arbitration.

   (2)     Dormant.  ADB anticipates dissolving these companies in 2003.


PROPERTY, PLANTS AND EQUIPMENT

         The table below lists the locations of our facilities and summarizes certain information about each location.

       Location                        Use                          Square Feet       Term of Lease
                                                                    (Approximate)
       --------                        ---                          -------------     --------------
       6725 Airport Road,              Executive, Administrative,   10,165            Expires Oct. 2004
       Suite 201                       Engineering and Marketing
       Mississauga, Ontario

       Vingveien 2,                    Executive, Administrative,   13,493 (1)        Expires July 2003
       4050, Sola Norway               Engineering and Marketing

                                       Administrative,              423               Expires Jan. 2004
       52 Broomhill Rd.,               Engineering and Marketing
       Suite 108
       Broomhill Industrial Estate
       Tallaght, Dublin 24
       Ireland

       3000 Cathedral Hill             Marketing                    no dedicated       Dec 2003
       Guildford, Surrey, England                                   space

       3001 North Rocky Point          Executive                    143               Expires Apr 2003
       Drive East,
       Tampa, Florida

(1) We have sublet a portion (consisting approximately 1272 square feet) of these premises to a third party. In addition, we have sub-let our leased office space in Tonsberg, Norway that we occupied as our branch office until March 31, 2001. The space is 2,851 square feet in size, and the lease expires in October 2005. The rent paid by the Company for the Tonsberg premises is $4,378 per month and it receives $3,247 per month from the sub-tenant.

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
           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH "ITEM 3.A - SELECTED FINANCIAL DATA" AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES INCLUDED ELSEWHERE IN THIS ANNUAL REPORT. IN ADDITION TO HISTORICAL INFORMATION, THE FOLLOWING DISCUSSION CONTAINS CERTAIN
FORWARD-LOOKING STATEMENTS THAT INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF OUR PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. SEE "FORWARD-LOOKING STATEMENTS".

History and Overview

We deliver asset lifecycle management solutions that help companies source, manage and sell assets for maximum value. ADB works with a growing number of customers and partners in a variety of sectors including oil and gas, health, government, and financial services.

Prior to October 24, 2000, we operated two national business-to-consumer auction sites at www.bid.com, one in the United States and one in Canada. Following an extensive strategic review by ADB's Board of Directors and management, ADB decided late in 2000 to focus on its software business. During 2002, Old ADB changed its name to Bid.com International Ltd. and resumed on-line retail activities.

On October 11, 2001, we acquired substantially all of the shares of ADB Systemer ASA, a Norway-based provider of enterprise asset management and electronic procurement software.

As part of the acquisition of ADB Systemer, we changed our name to ADB Systems International Inc. (Old ADB) and completed a two for one share consolidation. Effective October 31, 2002, we implemented a plan of arrangement whereby:

     o the shareholders of Old ADB exchanged their shares of Old ADB for shares of the Company on a one-for-one basis;

     o the business of Old ADB, including all assets and liabilities of Old ADB (other than those related to retail activities), was transferred to the Company in the form of a return of capital; and

     o   Old ADB changed its name to Bid.Com International Ltd.

For more information about our background and history and our recent plan of arrangement, see "Item 4 - Information on the Company" on page 16 of this report.

Comparison of Years Ended December 31, 2002 and December 31, 2001

ACQUISITION OF ADB SYSTEMER ASA. On October 11, 2001, we acquired substantially all of the shares of ADB Systemer, a Norway-based provider of enterprise asset management and electronic procurement software.

The acquisition of ADB Systemer resulted in a significant broadening of our product offerings, customer base, and ability to penetrate new markets. The cost of the acquisition was $13.762 million, including a $2.293 million cash outlay. Approximately 93 percent of the purchase price was attributed to software and related intellectual property and goodwill, valued at $3.383 million and $9.476 million respectively.

In 2001, the acquisition contributed $818,000 in revenue and improved expense control through the integration and restructuring of worldwide operations.

With the adoption of new standards in accounting for business combinations and goodwill, we were required to test the fair value of the goodwill against its carrying value. It was determined that a goodwill impairment of $9.476 million be recorded. This impairment charge represented a non-cash expense. No future goodwill amortization expense will be required to be recorded.

NET INCOME (LOSS). Our net loss for the year ended December 31, 2002 was $9.364 million, an improvement of 50.0 percent over the net loss of $18.714 million reported for the year ended December 31, 2001. Excluding items outside of the normal course of operations, our loss was $9.241 million, as compared to $12.185 million in 2001, an improvement of 24.2 percent.

The 2002 year represented our first full year of operations as ADB Systems International. Expenses for the combined entity for 2002 were substantially lower when compared to 2001 due to synergies achieved as a result of the acquisition of ADB Systemer in Norway along with significant cost reduction that remained in effect since implementation in 2001. In addition, the inclusion of the first full year of revenues generated from our acquisition of ADB Systemer in Norway resulted in increased revenue in 2002 when compared to 2001.

As compared to 2001, we experienced a net savings of $2.165 million in sales and marketing costs and $1.334 million in general and administrative expenses primarily due to the impact of cost reductions for the full year that were implemented in 2001.

REVENUE. Revenue is derived from software licensing and related services from consulting, implementation, application hosting, training, maintenance and support activities.

Revenue increased to $5.780 million for the year ended December 31, 2002 from $4.455 million for the year ended December 31, 2001, representing an increase of
29.7 percent.

As mentioned, the increase in revenue is primarily due to the inclusion of the first full year of revenue generated from our acquisition of ADB Systemer in Norway. Revenues generated in Norway for 2002 accounted for $3.126 million compared to $741,000 in 2001. Revenue declined in both North America and Ireland and UK during 2002 compared to 2001 as these existing businesses refocused their marketing efforts on the new product offerings made available by the acquisition of ADB Systemer.

Revenue outside North America was $3.598 million for the year ended December 31, 2002, compared to $1.634 million for the year ended December 31, 2001. As mentioned above the acquisition of ADB Systemer in Norway contributed to the significant increase in revenue outside North America.

CUSTOMER ACQUISITION COSTS. Customer acquisition costs reflect non-cash expenses incurred in securing customer agreements. Specifically, these costs represent the calculated value of share purchase warrants issued to GE Capital in return for certain contracts using the Cox-Rubinstein binomial valuation model.

There were no customer acquisition costs recorded in 2002 compared to $60,000 for the year ended December 31, 2001.

GENERAL AND ADMINISTRATIVE. General and administrative expenses include, primarily: all salaries and related expenses (including benefits and payroll taxes) other than fees to independent contractors for research and development, technology staff compensation (which is included in software development and technology expenses), and sales and marketing staff compensation (which is included in sales and marketing expenses); occupancy costs; foreign exchange gains or losses; professional fees; insurance; investor relations; regulatory filing fees; and travel and related costs.

General and administrative expenses decreased to $6.288 million for the year ended December 31, 2002, as compared to $7.622 million for the year ended December 31, 2001, representing a decline of 17.5 percent.

As indicated previously, the organization-wide restructuring plan implemented during the 2001 year resulted in substantial reductions that were maintained throughout the entire 2002 year. Savings resulting from the reduction in our workforce totaled $860,000. Cost containment efforts and greater reliance on internal staff resulted in $437,000 savings in professional fees. Rent and occupancies costs were also reduced by $136,000 as offices were closed in the U.S. and the U.K.

SALES AND MARKETING. Sales and marketing costs include all salaries and related expenses of sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs. For the year ended December 31, 2002, sales and marketing costs amounted to $1.875 million, as compared to $4.040 million for 2001, a decrease of 53.6 percent. This decrease is attributable to lower staffing levels in the sales department combined with decreased advertising, tradeshow and lead generation activities throughout 2002.

SOFTWARE DEVELOPMENT AND TECHNOLOGY. Software development and technology expenses consist of costs associated with acquired and internally developed software, and research and development expenses, including fees to independent contractors and salaries and related expenses of personnel engaged in these activities.

Software development and technology expenses increased to $4.101 million for the year ended December 31, 2002 from $3.691 million for the year ended December 31, 2001, an increase of 11.1 percent. The increase in software development expenses was largely attributable to the acquisition of ADB Systemer ASA in 2001. A large portion of the Norwegian subsidiary's expenses related to software development and technology even after staff reductions and budget cuts were implemented.

DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense was $2.602 million for the year ended December 31, 2002 as compared to $1.572 million for the year ended December 31, 2001, an increase of 65.5 percent. This increase was primarily due to the continued depreciation of certain software acquired as a result of the ADB Systemer acquisition.

INTEREST EXPENSE. Interest expense reflects interest incurred from debt instruments and loans.

Interest expense for the year ended December 31, 2002 was $200,000. Accrued interest of $68,000 was recorded during the year related to a demand loan while $132,000 related to interest charges on secured subordinated notes.

INTEREST INCOME. Interest income reflects interest from investments in cash and marketable securities.

Interest income was $45,000 for the year ended December 31, 2002, as compared to $345,000 for the year ended December 31, 2001, a decline of 87.0 percent. This decline was largely attributable to lower cash deposits and money market funds on hand throughout 2002.

REALIZED GAINS AND LOSSES ON DISPOSAL OF MARKETABLE SECURITIES, STRATEGIC INVESTMENTS AND CAPITAL ASSETS, AND RECOVERY OF ASSETS. Realized losses on disposal of marketable securities and strategic investments amounted to $85,000 for the year ended December 31, 2002, compared to a gain of $6.722 million for the year ended December 31, 2001. These losses are outside of the normal course of operations but are not considered extraordinary items.

Realized gains generated in 2001 resulted from the disposal of equity interest in Point2 Internet Systems Inc. and disposal of most of our shares in America Online Inc. (AOL). During 2002, the Company disposed of its remaining shares in AOL resulting in a realized loss of $143,000. Realized gains in 2002 included $41,000 from the sale of strategic investments in SCS Solars and MegaWheels and $23,000 from the sale of capital assets.

UNREALIZED GAINS AND LOSSES ON REVALUATION OF MARKETABLE SECURITIES AND STRATEGIC INVESTMENTS, AND PROVISION FOR IMPAIRMENT OF ASSETS. Unrealized gains and losses on marketable securities and strategic investments, and provisions for impairment of assets are the result of an assessment by management as to the recoverability of the value of certain assets and are not realized losses. Unrealized gains and losses are outside the normal course of operations but are not considered extraordinary.

Unrealized losses for the year ended December 31, 2002 were $24,000, compared to a loss of $2.435 million for the year ended December 31, 2001. We conduct an assessment of our strategic investment portfolio at the end of each fiscal period by analyzing the financial performance of the companies we invested in as well as general market conditions. In 2002, we recorded impairment provisions totaling approximately $24,000 compared to $1.510 million 2001. As our investments are all in companies in the technology sector, the market performance of these holdings has been dramatically affected by economic conditions.

GOODWILL IMPAIRMENT. Goodwill impairment in 2002 was $14,000 compared to $9.476 million in 2001. The goodwill impairment recorded in 2001 was a result of our acquisition of ADB Systemer for a total consideration of $13.762 million. Of this amount, we attributed $9.476 million to goodwill. With the adoption of new accounting standards for business combinations and goodwill, we were required to test the fair value of the goodwill against its carrying value. It was determined that a goodwill impairment loss of $9.476 million be recorded. This impairment charge is a non-cash expense, and no future goodwill amortization expense will be recorded relating to this transaction.

The goodwill impairment recorded in 2002 relates to a change in goodwill arising on purchase of shares from minority interests during the year.

RESTRUCTURING CHARGES. In April and September, 2001 we implemented cost-reduction measures intended to ensure future viability. The $959,000 in restructuring charges for 2001 relate to these staff reductions and associated measures. As there was no formal restructuring announcement in 2002, these charges were minimal and therefore included in general and administrative expenses.

RETAIL ACTIVITIES SETTLEMENT. The Company ceased its on-line retail activities in October 2000, however, in 2001 it was required to settle certain amounts payable relating to product sales of previous years. These amounts, which totaled $381,000, were not previously anticipated and did not reoccur in 2002.

The Company's non-consolidated subsidiary, Bid.Com Ltd., recommenced on-line retail activities in 2002.

Comparison of Years Ended December 31, 2001 and December 31, 2000

ACQUISITION OF ADB SYSTEMER ASA. On October 11, 2001, we acquired substantially all of the shares of ADB Systemer, a Norway-based provider of enterprise asset management and electronic procurement software.

The acquisition of ADB Systemer resulted in a significant broadening of our product offerings, customer base, and ability to penetrate new markets. The cost of the acquisition was $13.762 million, including a $2.293 million cash outlay. Approximately 93 per of the purchase price was attributed to software and related intellectual property and goodwill, valued at $3.383 million and $9.476 million respectively.

In 2001, the acquisition contributed $818,000 in revenue and improved expense control through the integration and restructuring of worldwide operations.

With the adoption of new standards in accounting for business combinations and goodwill, we were required to test the fair value of the goodwill against its carrying value. It was determined that a goodwill impairment of $9.476 million be recorded. This impairment charge represents a non-cash expense. As a result of the new accounting standards, no future goodwill amortization expense will be required to be recorded.

NET INCOME (LOSS). Our net loss for the year ended December 31, 2001 was $18.714 million, an improvement of 8.1 percent over the net loss of $20.366 million reported for the year ended December 31, 2000. Excluding items outside of the normal course of operations, our loss was $12.185 million, as compared to $26.022 million in 2000, an improvement of 53.2 percent. This improvement is a result of significant cost-reduction measures as well as the refocus of our business model from providing on-line retail auctions to providing on-line enabling services to other businesses seeking to use its on-line retailing technologies.

2001 represented a full year of operations under a business-to-business model of software licensing and related services. The revised business model resulted in significantly lower revenues and lower losses from operating activities. An organization-wide restructuring plan during the year resulted in significant cost savings in general and administrative expenses, with minimal impact on revenue and technology-related activities.

As compared to 2000, we experienced a net savings of $8.614 million in general and administrative expenses, largely as a result of corporate-wide restructurings. A portion of these savings were re-invested in areas that are expected to support future growth, notably $879,000 in additional sales and marketing expenses and $1.889 million in additional software development and technology expenses.

REVENUE. Revenue is derived from software licensing and related services from consulting, implementation, application hosting, training, maintenance and support activities. Prior to October 24, 2000, revenue also includes on-line retail sales of merchandise and associated shipping revenue.

Revenue declined to $4.455 million for the year ended December 31, 2001 from $12.497 million for the year ended December 31, 2000, representing a decline of
64.4 percent. The decline in revenue resulted from the curtailment of the Company's on-line retail operations in 2000.

Revenue from software licensing and related services improved to $4.455 million for the year ended December 31, 2001 from $2.402 million for the year ended December 31, 2000, an increase of 85.5 percent. This improvement is attributable to reduced focus on retail operations, the addition of the operations of ADB Systemer in October 2001, and the termination of several customer agreements during the year that resulted in the acceleration of deferred revenue. Retail operations generated $10.095 million of total revenue for the year ended December 31, 2000.

Revenue outside North America was $1.634 million for the year ended December 31, 2001, compared to $86,000 for the year ended December 31, 2000, an increase of 1,800 percent. Sales penetration of the Ireland and UK operations and the acquisition of ADB Systemer contributed to the significant increase in revenue outside North America.

With the acquisition of ADB Systemer, it is anticipated that revenue outside North America will account for the majority of our revenue in 2002, with reliance on European clients, particularly Norwegian, lessening over time.

CUSTOMER ACQUISITION COSTS. Customer acquisition costs reflect non-cash expenses incurred in securing customer agreements. Specifically, these costs represent the calculated value of share purchase warrants issued to GE Capital in return for certain contracts using the Cox-Rubinstein binomial valuation model.

For the year ended December 31, 2001, these costs amounted to $60,000. In 2000, the costs amounted to $157,000. The decrease was the result of our decline in share price, which reduced the fair value of the share purchase warrants. The GE warrants have now been fully expensed.

GENERAL AND ADMINISTRATIVE. General and administrative expenses include, primarily: all salaries and related expenses (including benefits and payroll taxes) other than fees to independent contractors for research and development, technology staff compensation (which is included in software development and technology expenses), and sales and marketing staff compensation (which is included in sales and marketing expenses); occupancy costs; foreign exchange gains or losses; professional fees; insurance; investor relations; regulatory filing fees; and travel and related costs.

General and administrative expenses dropped to $7.622 million for the year ended December 31, 2001, as compared to $16.236 million for the year ended December 31, 2000, a decline of 53.1 percent.

As indicated previously, the organization-wide restructuring plan implemented during the year resulted in substantial reductions in headcount and related office overheads. Savings from reduced headcount as a result of these measures totaled $2.725 million. A rationalization of professional fee and investor relations budgets through greater reliance on internal staff resulted in $2.245 million in savings notwithstanding reductions in headcount. A decrease in share purchase warrant and bad debt expenses resulted in an additional $1.514 million in savings. The balance of the savings were attributable to lower travel costs, occupancy costs, and the closure of the Australian, New York, and Sacramento offices.

SALES AND MARKETING. Sales and marketing costs include all salaries and related expenses of sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs. For the year ended December 31, 2001, sales and marketing costs amounted to $4.040 million, as compared to $3.161 million for 2000, an increase of 27.8 percent. This increase is attributable to higher staffing levels in the sales department combined with increased tradeshow and lead generation activities in the first three quarters of 2001.

SOFTWARE DEVELOPMENT AND TECHNOLOGY. Software development and technology expenses consist of costs associated with acquired and internally developed software, and research and development expenses, including fees to independent contractors and salaries and related expenses of personnel engaged in these activities.

Software development and technology expenses increased to $3.691 million for the year ended December 31, 2001 from $1.802 million for the year ended December 31, 2000, an increase of 104.8 percent. The increase in software development expenses was largely attributable to the development of Dyn@mic Buyer version
2.0 (a second release of the Company's sourcing solution), custom work for clients, and development relating to Dyn@mic Seller, our sell-side solution.

Salary expense for technology-related personnel increased $1.388 million over 2000, partly as a result of capitalization of $541,000 of core software development costs in 2000, and increased hiring to further software development, service clients, and decreased reliance on non-employee development consultants. The acquisition of ADB Systemer in the fourth quarter resulted in an additional $473,000 in technology-related costs.

A significant portion of the 2000 software development and technology expense was borne in the fourth quarter of 2000, when virtually all of such resources were dedicated to software and services activities. During the second and third quarters of fiscal 2000, a significant amount of time and expense was devoted to development of core technology for customer applications and as a result the Company capitalized $286,000 of software development expense in the second quarter and $255,000 in the third quarter of 2000. No core software development was incurred in the fourth quarter of 2000.

DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense was $1.572 million for the year ended December 31, 2001 as compared to $1.130 million for the year ended December 31, 2000, an increase of 39.1 percent. This increase was primarily due to the depreciation in the fourth quarter of 2001 of certain software acquired as a result of the ADB Systemer acquisition.

DIRECT EXPENSES. Direct expenses related solely to retail operations, and reflected negotiated reserve prices with vendors for the supply of goods sold by the Company prior to October 24, 2000.

Direct expenses were $11.460 million (113.5 percent of retail revenue) for the year ended December 31, 2000. No direct expenses were incurred in 2001.

ADVERTISING AND PROMOTION. Advertising and promotion expenses related to retail operations and consisted primarily of advertising and marketing fees, promotional pricing expenses, and expenses paid to marketing partners from which we purchased advertising space. Advertising and promotional expenses did not include salaries and related expenses of sales and marketing personnel which were included in sales and marketing costs.

No advertising and promotional expenses related to retail operations were incurred in 2001.

INTEREST INCOME. Interest income reflects interest from investments in cash and marketable securities.

Interest income was $345,000 for the year ended December 31, 2001, as compared to $467,000 for the year ended December 31, 2000, a decline of 26.1 percent. This decline was largely attributable to lower cash and money market funds on hand in 2001 and decreasing interest rates.

REALIZED GAINS AND LOSSES ON DISPOSAL OF MARKETABLE SECURITIES AND STRATEGIC INVESTMENTS, AND RECOVERY OF ASSETS. Realized gains on disposal of marketable securities and strategic investments amounted to $6.722 million for the year ended December 31, 2001, compared to $20.946 million for the year ended December 31, 2000. These gains are outside of the normal course of operations but are not considered extraordinary items.

The disposal of the equity position in Point2 Internet Systems Inc. (amounting to a net gain of $2.249 million) coupled with a realized gain on the disposal of America Online Inc. (AOL) shares (a net gain of $3.656 million) accounted for most of the gain in 2001. The Company also recovered a $811,000 receivable from Point2 that had been provided for in 2000.

In 2000, the gain relates primarily to the disposal of the strategic investment in Quack.com. As a result of AOL's acquisition of Quack.com, the Company converted its $1.221 million investment in Quack.com into shares of AOL valued at $21.918 million, effective August 31, 2000. Further gains of $249,000 were realized in association with the disposal of some shares of AOL in the fourth quarter of 2000.

UNREALIZED GAINS AND LOSSES ON REVALUATION OF MARKETABLE SECURITIES AND STRATEGIC INVESTMENTS, AND PROVISION FOR IMPAIRMENT OF ASSETS. Unrealized gains and losses on marketable securities and strategic investments, and provisions for impairment of assets are the result of an assessment by management as to the recoverability of the value of certain assets and are not realized losses. Unrealized losses are outside the normal course of operations but are not considered extraordinary.

Unrealized losses for the year ended December 31, 2001 were $2.435 million, compared to $11.697 million for the year ended December 31, 2000. An assessment of the strategic investment portfolio is conducted at the end of each fiscal period by analyzing the financial performance of the companies invested in as well as general market conditions. In 2001, impairment provisions totaling $1.528 million were recorded compared to $5.600 million in 2000. As investments are all in companies in the technology sector, the market performance of these holdings has been dramatically affected by economic conditions.
In 2000, the Company revalued its marketable securities, which were largely comprised of shares of AOL, resulting in an adjustment of $4.846 million to reflect market value.

The Company also reviewed its investment in Point2 and provided $802,000 in 2000 for a receivable from Point2. In May, 2001, the Company sold its equity interest in Point2 to the management of Point2 for $2.603 million in cash.

RESTRUCTURING CHARGES. In April and September, 2001 cost-reduction measures intended to ensure future viability were implemented. The $959,000 in restructuring charges for 2001 relate to these staff reductions and associated measures. There were no such charges in 2000.

RETAIL ACTIVITIES SETTLEMENT. The Company ceased its on-line retail activities in October 2000, however in 2001 it was required to settle certain amounts payable relating to a supplier issue from previous years. These amounts, which totaled $381,000, were not previously anticipated.

GOODWILL IMPAIRMENT. The Company acquired ADB Systemer in October of 2001 for a total consideration of $13.762 million. Of this amount, $9.476 million was attributed to goodwill. With the adoption of new accounting standards for business combinations and goodwill, the Company was required to test the fair value of the goodwill against its carrying value. It was determined that a goodwill impairment loss of $9.476 million be recorded. This impairment charge is a non-cash expense, and no future goodwill amortization expense will be recorded. In 2000, the Company reviewed its investment in Point2, and determined that the goodwill associated with this investment had become impaired. As a result, a goodwill impairment provision of $3.593 million was recorded. In May, 2001, the equity interest in Point2 was sold to the management of Point2 for $2.603 million in cash.

CRITICAL ACCOUNTING POLICIES. The accounting policies followed by the Company have a critical effect on the financial reporting of the Company. These policies involve complex judgments and estimates which affect the amount of revenue recognized, the recognition and amortization of assets and liabilities and the recoverability of assets. The valuation and recoverability of assets is generally based on the projected cash flows from these assets. These significant accounting policies are discussed in Notes 2, 3 and 20 of the financial statements. The Company does not have any off-balance sheet special purpose entities.

LIQUIDITY AND CAPITAL RESOURCES

FUNDING (OVERVIEW). The Company has been funded to date primarily through a series of private placements of equity, sales of equity to and investments from strategic partners, gains from investments, option exercises and cash flow from operations. Since inception, the Company has received aggregate net proceeds of $81.7 million from debt and equity financing and has realized $23.7 million in gains on investment disposals.

FUNDING (1999). On September 30, 1999, the Company issued 1,854,678 special warrants at a price of $9.25 per warrant which were exchangeable into 1,854,678 common shares and 1,854,678 share purchase warrants for no additional consideration. Gross proceeds were $17,155,772 from which was deducted commission of $857,789 (five percent) and estimated expenses of approximately $250,000 to yield net proceeds of $16,047,983. The share purchase warrants expired on September 30, 2001.

FUNDING (2000). In June 2000, the Company issued to Acqua Wellington Value Fund Ltd. a total of 900,790 common shares and common share purchase warrants to purchase 360,316 common shares, for proceeds of U.S. $2.1 million. The Company sold the common shares and warrants to Acqua Wellington in units, at a purchase price of US$2.3313 per unit. Each unit was comprised of one common share and four-tenths (0.40) of a common share purchase warrant. Each whole warrant was exercisable to acquire one common share for two years at an exercise price of US$2.68 per warrant (one-half warrant at U.S. $5.36 post-consolidation). The purchase price was determined based on a formula tied to the market price of common shares during the 15 day trading period ended June 8, 2000.

On August 31, 2000, the Company exchanged its shares in Quack.com Inc., which had a cost of $1.221 million, for shares in AOL valued at $21.918 million, resulting in a gain of $20.697 million. During 2000 and 2001, the Company liquidated some of its shares in AOL to fund operations. In January 2002, the remainder of the AOL holdings was liquidated.

FUNDING (2001). During 2001, the Company continued to liquidate its AOL position to fund operations. In addition, the Company disposed of its equity position in Point2 for $2.6 million and recovered a $811,000 receivable from Point2 that had been provided for in 2000.

In October 2001, with the acquisition of ADB Systemer, the Company paid $2.293 million in cash to the shareholders of ADB Systemer in connection with the acquisition. As a result of that acquisition, cash of $814,000 held by ADB Systemer was acquired.

FUNDING (2002). On April 25, 2002, the Company entered into an agreement with Stonestreet for a $1.1 million private placement. The Company issued 3.3 million common shares at US $0.21 per share and warrants exercisable into 1 million common shares at US $0.35 per share. The warrants were exercised on December 17, 2002, providing an additional $550,000 in gross proceeds to the Company.

On August 30, 2002, the Company entered into a private placement agreement of secured subordinated notes (Series A, B and D notes) with Stonestreet and a group of private investors for total gross proceeds of $1 million.

Pursuant to the agreement with Stonestreet dated April 25, 2002, on August 30, 2002, the Company also issued a $120,000 secured subordinated note (Series C note) in exchange for the waiver of certain US registration rights granted to Stonestreet.

On August 30, 2002, ADB entered into a series of agreements with a lender, an unrelated party, whereby the lender granted to ADB and ADB Systems International Inc. ("Old ADB") a secured loan in the aggregate principal amount of $2,000,000 and bearing interest at the rate of 12% per annum. As part of this transaction, ADB and Old ADB implemented the Arrangement (as defined below).

ADB was created on August 30, 2002. Upon implementation of a plan of arrangement approved by the shareholders of ADB on October 22, 2002 and approval by the Ontario Superior Court of Justice effective October 31, 2002 (the Arrangement), the shareholders of ADB exchanged their shares for shares of the Company on a one-for-one basis. All assets and liabilities of ADB, other than those related to its retail activities, were transferred to the Company as of that date in the form of a return of capital. Old ADB subsequently changed its name to Bid.Com International Ltd. ("Bid.Com Ltd.")

The Company and the lender entered into an arrangement whereby online retail operations utilizing the online retail technology, experience and expertise of ADB developed and operated under the name "Bid.Com International Inc." in the on-line selling of consumer products to be supplied by the lender will be conducted by Bid.Com Ltd. The loan matures on June 30, 2003 or upon earlier demand and the Company will have the right after the earlier of June 1, 2003 and demand for payment to repay the loan in cash or to transfer to the lender 100% of the issued shares of Bid.Com Ltd. acquired by the Company as a consequence of the Arrangement for proceeds equal to the outstanding principal amount and accrued interest then owing to the lender. The obligations of the Company and Bid.Com Ltd. are secured by a general security agreement delivered by the Company to the lender and a pledge of the shares of the Company's Norwegian subsidiary.

The Company owns 100 per cent of the issued and outstanding shares of Bid.Com Ltd., but has determined that, for accounting purposes, consolidation of Bid.Com Ltd. is not appropriate. This determination is based upon the Company's evaluation of its continuing ability to determine the strategic operating policies of Bid.Com Ltd. without the cooperation of others, its ability to obtain future economic benefits from the resources of Bid.Com Ltd., and its exposure to the related risks of ownership. Therefore, the Company accounts for its investment in Bid.Com Ltd. on the equity basis.

On October 22, 2002, after obtaining shareholder approval, the above-noted debt instruments became convertible into units at $0.12 per unit at the option of the holder. Each Series A, B, and D unit consists of one common share and one-half common share purchase warrant. Series C notes also became convertible into common shares at a conversion price of $0.12 per share at the option of the holder or at the option of the Company. Upon conversion, the Company will issue
9.333 million common shares for no additional consideration and 4.167 million warrants exercisable into an equal number of common shares at $0.14 per share.

FUNDING (2003): During the period January 1 to May 14, 2003 833,333 common shares were issued to an officer of the Company for proceeds of $200,000.

CAPITAL ASSETS. At a total of $43,000, there were no significant additions to capital assets for the year ended December 31, 2002. Redundant capital assets were liquidated to improve the Company's working capital position. Net proceeds from disposal of capital assets totaled $167,000 for the year ended December 31, 2002. For the year ended December 31, 2001, additions totaled $317,000, primarily for computer hardware and server equipment associated with building infrastructure to support business-to-business activities. During 2000 the Company invested $1.426 million in capital assets primarily for computer hardware, equipment, furniture and fixtures and leasehold improvements.

INTANGIBLE ASSETS. The Company incurred $1.024 million of costs associated with all funding activities during the year, which was recorded to deferred financing charges. The deferred financing charges will be fully amortized by June 30, 2003 on a straight-line basis to coincide with the maturing of the demand loan.

PRESENT STATUS. The Company has not earned profits to date and, at December 31, 2002, has an accumulated deficit of $96.947 million. The Company has generated negative cash flow from operations since inception. The Company has expended and expects to continue to expend substantial funds to continue to develop technology, build an infrastructure to support our business development efforts and expand other areas of our business including the acquisition of, or strategic investments in, complementary products, businesses or technologies. As a result, the Company expects to incur losses in 2003 and there can be no assurance that it will ever achieve profitability. Operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of the Company's control.

As of December 31, 2002, and March 31, 2003 (unaudited), the Company had cash on hand and marketable securities of $1.357 million and $776,000 respectively. At this time, additional debt or equity financings such as issuance of loans or debentures, issuance of shares, conversion of warrants and exercise of options in the amount of $2.25 million are estimated to be required for 2003. The Company cannot provide assurance that efforts to raise such additional financings will be successful. The actual amount of funds that will be required during the interim period will be determined by many factors, some of which are beyond the Company's control. As a result, it may require funds sooner or in greater amounts than currently anticipated.

The Company does not have additional committed sources of financing at this time and there can be no assurance that it will be able to obtain financing when needed on commercially reasonable terms or at all. If adequate funds are not available or not available on acceptable terms when needed, the business, operations, financial condition and future prospects will be materially adversely affected. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of the Company's shareholders will be reduced, shareholders may experience additional dilution and such securities may have rights, preferences and privileges senior to those of the Company's common shares.

FOREIGN CURRENCY RATE FLUCTUATIONS. While the Company's financial statements are in Canadian dollars, revenue is also generated in Norwegian krone, US dollars and other currencies. The Company incurs the majority of its expenses in Canadian dollars and Norwegian krone. As a result, the Company may suffer losses due to fluctuations in exchange rates between the Canadian dollar or Norwegian krone and currencies of other countries. The Company does not currently engage in foreign exchange hedging activities or use other financial instruments in this regard.

INTEREST RATE AND INVESTMENT RISK. The primary objective of the Company's investment activities is to preserve principal while at the same time maximizing income received from investments without significantly increasing risk. The investment portfolio is primarily comprised of cash, marketable securities, and short-term interest bearing certificates.

NET OPERATING LOSSES FOR TAX PURPOSES. We have available an aggregate of approximately $13.646 million dollars of net operating losses for tax purposes that may be used to reduce taxable income in future years, of which $3.992 million expires in 2008, $1.576 million expires in 2009, $2.927 million expires in 2010, $1.044 million expires in 2011, $2.967 million expires in 2012 and $1.140 million expires in 2013. Our net operating losses are subject to assessment of our tax returns by taxation authorities.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES


A.       DIRECTORS AND SENIOR MANAGEMENT

         The following table sets forth the name, age and position of each of our directors and executive officers. This information is supplied based on our records and information furnished by our executive officers and directors.

Name                                     Age     Position
----                                     ---     --------
Directors

Jeffrey Lymburner(1)                      46     Director and Chief Executive Officer
T. Christopher Bulger(2)(3)               46     Director
Alexander Foote                           51     Director
Paul Godin,(2)(3)                         50     Director
Jim Moskos                                40     Director and President, ADB Technology Group
Ken Sexton (2)(3)                         49     Director
Jan Pedersen(4)                           45     President, Norwegian Operations
Glen Whyte                                46     Director
Executive Officers
(other than Messrs. Lymburner,
Pedersen and Moskos)

Mark Wallace                              43     President
Aidan Rowsome                             42     Vice-President, Global Sales

------------------------

(1) Mr. Lymburner is acting Chairman of the Board of Directors.

(2) Member of Audit Committee.

(3) Member of the Management Resources and Compensation Committee

(4) Nominee of certain of the prior shareholders of ADB Systemer ASA pursuant to a Board Representation Agreement. See "Board Practices" below.

The vacancies on the Corporate Governance Committee will be filled following the 2003 annual general meeting on June 25, 2003.

         The business experience of each of our directors and executive officers for at least the last five years is as follows:

Directors

JEFFREY LYMBURNER, Oldsmar, Florida
DIRECTOR SINCE MAY 28, 1996
Acting Chairman

     Mr. Lymburner has been our Chief Executive Officer since August 1, 1999 and was a founding shareholder of our company. From the Company's inception to October 11, 2001, he also held the title of President. Prior to the founding of our company, Mr. Lymburner was President of Completely Mobile Inc., a cellular and wireless data company, from 1990 to 1995.

T. CHRISTOPHER BULGER, Toronto, Ontario
DIRECTOR SINCE MAY 28, 1996
Chairman of the Management Resources and Compensation Committee and Member of the Audit Committee

     Mr. Bulger is the Chairman and CEO of Megawheels Technologies Inc., an automotive advertising and retail technologies company. He was previously President and Chief Executive Officer of eLab Technology Ventures Inc., a venture capital firm associated with the Royal Bank of Canada, from December 1999 until December 2001. Mr. Bulger served as Executive Vice President of our company from September 1998 to December 1999 and Chief Financial Officer of our company from April 1996 to September 1998.

ALEXANDER FOOTE, Ottawa, Ontario
DIRECTOR SINCE APRIL 16, 2003

     Mr. Foote is President and founder of Footeworks Inc., an information technology consulting firm. From September 1999 to February 2002, Mr. Foote was Vice President, Branch Manager Ottawa, of Sierra Systems Inc., a technology professional services firm. From June 1980 to September 1999, Mr. Foote was President of Systems Interface Inc., a technology professional services firm.

PAUL GODIN, Kettleby, Ontario
DIRECTOR SINCE MAY 28, 1996
Member of the Management Resources and Compensation Committee and Member of the Audit Committee

     Mr. Godin is a private investor. From September 1999 to March 2001, Mr. Godin was the Chairman of The Art Vault International Limited. Aside from being one of the founding shareholders of our company, Mr. Godin was Chief Executive Officer from the company's inception to August 1, 1999, and Chairman of the Board of Directors from June 17, 1996 to June 14, 2000. Prior to the founding of our company in September, 1995, Mr. Godin was Senior Vice-President, Corporate Sales and Marketing for Completely Mobile Inc., a Canadian company which designed and implemented wireless data systems.


JIM MOSKOS, Toronto, Ontario
DIRECTOR SINCE JUNE 7, 1999

     Mr. Moskos has been President of the ADB Technology Group since October 19, 1999. Mr. Moskos served as Vice President - Technology of our company from September 1997 to October 19, 1999. From September 1994 to August 1997, Mr. Moskos was Senior Technology Manager for the Canadian Department of Indian Affairs and Northern Development responsible for setting the technical direction for all aspects of application development.

JAN PEDERSEN, Stavanger, Norway
Director since June 12, 2002

         Mr. Pedersen has been a director of our company since June 2002 and President of our Norwegian Operations since October 2001. Prior to that, Mr. Pedersen founded and acted as CEO of ADB Systemer ASA since 1988.

KEN SEXTON, Aurora, Ohio
DIRECTOR SINCE OCTOBER 5, 2000
Chairman of the Audit Committee

     Mr. Sexton has been Executive Vice President and Chief Financial Officer of Peregrine Systems, Inc. since June 25, 2002. From December 1998 to February 2002, he was Senior Vice President of Finance and Administration and Chief Financial Officer of Merant, an e-business software company. Prior thereto he was Chief Financial Officer of Intersolv, an enterprise software product company from 1991. Mr. Sexton is a Certified Public Accountant (CPA) and holds a bachelor of science degree in business.

GLEN WHYTE, Toronto, Ontario
Director since April 16, 2003

     Mr. Whyte is Associate Dean, Curriculum, Rotman School of Management, University of Toronto - a position he was appointed to in 2001. In 2000, Mr. Whyte was the Conway Chair in Business Ethics, Rotman School of

Management. From 1998 to 1999, Mr. Whyte was the Simon Reisman Chair at the Treasury Board of Canada Secretariat. In 1998, Mr. Whyte was Full Professor, Organizational Behaviour and Human Resource Management, Rotman School of Management.


EXECUTIVE OFFICERS
(OTHER THAN MESSRS. LYMBURNER,  MOSKOS, AND PEDERSEN)

MARK WALLACE was appointed President on October 11, 2001. From November 1999 to October 2001, Mr. Wallace served as our Chief Operating Officer. He was our Executive Vice-President, General Counsel and Secretary from May 1999 to November 1999. From 1991 to May 1999, Mr. Wallace held several positions with AT&T Canada Corp., including Vice-President, General Counsel and Secretary and a member of the senior executive team.

AIDAN ROWSOME, our Vice-President, Global Sales, has been with our company since August 1999 when he joined as Managing Director, Europe. From June 1998 to July 1999, Mr. Rowsome was Chief Operations Officer for Nua Internet Consultancy, responsible for all project operations. Prior to that, Mr. Rowsome spent 8 years as General Manager, European Operations for Quarterdeck Corporation, now part of the Symantec Group.

For a discussion of certain transactions involving directors and executive officers, see Item 7 - MAJOR SHAREHOLDERS and RELATED PARTY TRANSACTIONS and
Note 19 to Consolidated Financial Statements.

B.       COMPENSATION

SUMMARY COMPENSATION TABLE

         The following table provides a summary of compensation earned during the most recently completed fiscal year by our Chief Executive Officer and our four highest paid executives, other than the Chief Executive Officer, who earned in excess of $100,000.

                                                                             AWARDS           PAYOUTS
                                         ANNUAL COMPENSATION           -------------------    -------
                                         -------------------                    RESTRICTED
                                                                       OPTIONS/ SHARES OR
                                                           OTHER        SARS    RESTRICTED     LTIP       ALL OTHER
                                        SALARY   BONUS   COMPENSATION  GRANTED  SHARE UNITS   PAYOUT     COMPENSATION
 NAME AND PRINCIPAL POSITION     YEAR     ($)     ($)       ($)(1)     (#) (2)     ($)          ($)           ($)
----------------------------     ----   -------  -----   ------------  -------  ------------  ------     ------------
Jeffrey Lymburner.............   2002   157,760   Nil       25,242     110,000     Nil          Nil          Nil
CEO (3)                          2001   317,987   Nil       12,720     271,875     Nil          Nil          Nil
                                 2000   267,684   Nil        4,498      50,000     Nil          Nil          Nil

Mark Wallace..................   2002   200,000   Nil       22,800     226,667     Nil          Nil          Nil
President (4)                    2001   250,000   Nil       12,000     115,625     Nil          Nil          Nil
                                 2000   250,000   Nil       12,000      37,500     Nil          Nil          Nil

James Moskos..................   2002   200,000   Nil       12,000     214,167     Nil          Nil          Nil
President, Technology Group      2001   250,000   Nil       12,000     115,625     Nil          Nil          Nil
                                 2000   231,250   Nil       12,000      37,500     Nil          Nil          Nil

Jan Pedersen..................   2002   165,500  47,000                214,167     Nil          Nil          Nil
President, Norwegian             2001   205,276   2,953      4,000      37,500     Nil          Nil          Nil
Operations (5)
                                 2000   175,000  10,000     12,000      37,500     Nil          Nil          Nil

Aidan Rowsome                    2002   168,000   5,500     16,500     163,125     Nil          Nil          Nil
Vice-President, Global Sales (6) 2001   200,140  75,163     15,595      44,530     Nil          Nil          Nil
                                 2000   164,875  30,859      Nil        33,334     Nil          Nil          Nil

     1. Received on account of car reimbursement expenses, income derived from the exercise of options and automobile leases.

     2. All numbers have been adjusted to reflect the two for one consolidation of our shares in October, 2001.

     3. Mr. Lymburner's salary is U.S. $100,000. He also served as President from August, 1998 to October, 2001.

     4. Joined the Company on May 17, 1999. Mr. Wallace was Executive Vice President, General Counsel and Corporate Secretary from May 1999 to November 1999 and Chief Operating Officer from November 1999 to October, 2001.

     5. Joined our company on October 11, 2001, upon the acquisition of ADB Systemer.

     6. Joined our company as Managing Director, Europe in August 1999. Became our Vice-President, Global Sales in October 2001.

         Messrs. Lymburner, Wallace, Moskos, Pedersen and Rowsome have volunteered salary reductions in the 2002 and 2003 calendar years, ranging from fifteen percent to fifty percent. In exchange for the foregone salary, the executives were granted stock options, vesting quarterly in arrears, in an amount equal to the amount of foregone salary divided by the exercise price of the options (being the market price of the Company's shares on the day prior to the date of the grant). These salary reductions took effect January 1, 2002. The salary reductions will not affect any severance entitlement for the individuals concerned.

     The following table sets forth details of the option grants to our Chief Executive Officer and our four highest paid executives, other than the Chief Executive Officer, who earned in excess of $100,000 during the fiscal year ended December 31, 2002.

                                                                                    MARKET VALUE OF
                                                                                      SECURITIES
                                                 % OF TOTAL                           UNDERLYING
                             SECURITIES UNDER    OPTIONS/SARS                       OPTIONS/SARS ON
                               OPTIONS/SARS       GRANTED TO      EXERCISE OR BASE    THE DATE OF
                                 GRANTED         EMPLOYEES IN          PRICE             GRANT         EXPIRATION
NAME                               (#)          FINANCIAL YEAR      ($/SECURITY)     ($/SECURITY)         DATE
-----                        ----------------   --------------    ----------------  ----------------   ----------
Jeffrey Lymburner                 60,000             3.6%               0.36             0.36            5/10/04
                                  50,000             3.0%               0.48             0.48           11/27/04
Mark Wallace                     104,167             6.2%               0.48             0.48           11/27/04
                                  60,000             3.6%               0.36             0.36            5/10/04
                                  62,500             3.7%               0.48             0.48           11/27/04
James Moskos                     104,167             6.2%               0.48             0.48           11/27/04
                                  60,000             3.6%               0.36             0.36            5/10/04
                                  50,000             3.0%               0.48             0.48           11/27/04
Jan Pedersen                     104,167             6.2%               0.48             0.48           11/27/04
                                  60,000             3.6%               0.36             0.36            5/10/04
                                  50,000             3.0%               0.48             0.48           11/27/04
Aidan Rowsome                     53,125             3.2%               0.48             0.48           11/27/04
                                  60,000             3.6%               0.36             0.36            5/10/04
                                  50,000             3.0%               0.48             0.48           11/27/04


     Certain of the options described in this table were granted in respect of the salary reductions on the terms described above. The other options were performance incentive options, most of which vest only upon the attainment of specified business and financial results and some of which vested and became exercisable the date of their grant.

         During 2002, we did not provide any pension, retirement or similar benefits to our directors and officers as a group. Our employees based in Ireland and the United Kingdom participate in a retirement savings arrangement where employee contributions to personal retirement savings accounts are matched by the Company to a maximum of six percent of salary. This arrangement does not represent a future pension obligation to the Company. Mr. Rowsome participates in this plan.

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

         Mark Wallace has entered into an employment agreement with our company which sets out his salary as President of the Company, as described in Item 6, and, among other things, that in the event of termination of his employment other than by death, disability or cause, he is to receive a payment in the amount of 12 months salary.

         Jan Pedersen has entered into a two-year employment agreement with our company which sets out his salary as the Company's President of Norwegian operations, as described in Item 6, and, among other things, provides for payment of 12 months salary in the event of termination of his employment before expiry of the two year term other than by death, disability or cause. Under the agreement, Mr. Pedersen is entitled to an annual retention bonus of $100,000.

COMPENSATION OF DIRECTORS

          Our directors presently receive no fees or other compensation for acting as directors, attending meetings of the Board or committees of the Board or for the signing of any resolution of directors or documents on behalf of the Company. All directors are reimbursed for reasonable out-of-pocket travel and other expenses incurred by them in attending meetings of the Board or committees of the Board.


C.       BOARD PRACTICES

         Our articles of incorporation currently provide for a Board of Directors consisting of not less than 3 and not more than 15 directors, to be elected annually. The Ontario Business Corporations Act provides that, where a minimum and maximum number of directors is provided for in the articles of a company, the directors of that company may, if empowered by special resolution of the shareholders, by a resolution determine the number of directors to be elected at each annual meeting of the shareholders. Our Board of Directors has the authority to fix the number of directors to a number within the minimum and maximum number of directors as set forth in the articles, and has determined by resolution that the size of the Board is 8 directors.

         On September 7, 2001, we entered into an agreement (the "Board Representation Agreement") with LimeRock Partners LLC ("LR"), Jan Pedersen ("Pedersen"), and Sandnes Investering, Rogaland Investering, AIG Private Bank Ltd. and Karstein Gjersvik (together, the "Other Nominating Shareholders") in connection with the acquisition of ADB Systemer ASA of Sola, Norway. LR, Pedersen and the Other Nominating Shareholders were the largest shareholders of ADB Systemer.

         Pursuant to the Board Representation Agreement, LR and Pedersen were entitled, immediately following the acquisition of ADB Systemer ASA, to nominate one person each to our Board of Directors. Also pursuant to the Board Representation Agreement, the Other Nominating Shareholders as a group were entitled to nominate one person to our Board of Directors effective at our 2002 annual shareholders meeting on June 12, 2002.

         The Board representation rights conferred on LR, Pedersen and the Other Nominating Shareholders are subject to their continued ownership of at least 50% of the shares received by them upon the acquisition of ADB Systemer. These rights are also subject to the satisfaction of Canadian residency and other regulatory issues.

         LR has sold all of its shareholdings in ADB and, therefore, pursuant to the Board Representation Agreement, no longer has a right to nominate a person to the Board of Directors. For the 2003 annual shareholders meeting, Pedersen has advised that he will serve as his own nominee and the Other Nominating Shareholders have declined to exercise their right to nominate a member to the Board.

         Our Board of Directors presently consists of 8 directors. Under Canadian law, a majority of our Board of directors and of each of our Board Committees must be residents of Canada, subject to certain exceptions. Each of our directors holds office until the next annual meeting of shareholders, until his successor has been elected and qualified, or his earlier resignation or removal. Our executive officers are appointed by our Board of directors and serve at the discretion of our Board of Directors.

         Except for Jeff Lymburner's and Jan Pedersen's salary protection agreements, no director has any contract or arrangement with us entitling them to benefits upon termination of their directorship.

         The three committees of the Board are the Audit Committee, Management Resources and Compensation Committee, and the Corporate Governance Committee.

         The Audit Committee, all of whose members are independent, meets with Management and our auditors on a periodic basis, before the release of quarterly results and before submission of our annual financial statements to the Board. The Committee is responsible for the review and assessment of our audit practices and internal controls, inquiry of the auditors as to cooperation in access and disclosure by Management and the ultimate approval of our annual financial statements for submission to the Board and to the shareholders.

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

         The Corporate Governance Committee, all of whose members are independent, oversees the implementation of the governance guidelines enunciated above and, where it deems appropriate, will develop modifications to same.


D.       EMPLOYEES

         As of May 12, 2003 we employed a total of 49 full-time employees and no part-time employees as follows:


                               North America               Ireland and UK              Norway
                               -------------               --------------              ------
Sales and Marketing                        5                           1                   2

Technical Services                         5                           1                   9

Product Group                              3                           0                  10

Finance and Admin                          5                           1                   2

Executive                                  3                           1                   1
                                          --                          --                  --
TOTAL                                     21                           4                  24
                                          ==                          ==                  ==

The number of our employees as of May 12, 2003 represents a 26% decrease in our workforce as compared with the number of our employees as of December 31, 2001.

None of our employees is represented by a labor union, and we consider our employee relations to be good.

E.       SHARE OWNERSHIP

         The following table sets forth certain information concerning share and option ownership of each of our directors and officers as of May 12, 2003:

                                                NUMBER OF                                               PERCENTAGE OF
                                              COMMON SHARES          RANGE OF          RANGE OF         COMMON SHARES
                        NUMBER OF COMMON    UNDERLYING OPTIONS    EXERCISE PRICES      EXPIRATION       BENEFICIALLY
        NAME            SHARES OWNED (1)            (2)             OF OPTIONS      DATES OF OPTIONS      OWNED (3)
        ----            ----------------    ------------------    ---------------   ----------------    --------------
Christopher Bulger            9,250               94,000           $0.36-$12.70     02/08/03-11/27/04         *

Sandy Foote                     -                 25,000-             $0.32-        May 6, 2005-              *

Paul Godin                   372,483              93,250          $0.36 - $12.70    02/08/03-11/27/04         *

Jeffrey Lymburner           1,401,766             401,875          $0.36-$12.70     02/08/03/11/27/04       3.5%

Jim Moskos                   21,375               367,292           $0.36-$5.58     08/01/03-11/27/04         *

Ken Sexton                      -                 92,000            $0.36-$6.84     10/05/03-11/27/04         *

                                                                                                        PERCENTAGE OF
                                             NUMBER OF COMMON        RANGE OF          RANGE OF         COMMON SHARES
                         NUMBER OF COMMON   UNDERLYING OPTIONS    EXERCISE PRICES      EXPIRATION       BENEFICIALLY
        NAME            SHARES OWNED (1)            (2)             OF OPTIONS      DATES OF OPTIONS      OWNED (3)
        ----            -----------------   ------------------    ---------------   ----------------    --------------
Glen Whyte                      -                 25,000-             $0.32-          May 6, 2005-            *

                                                                                                              *

Mark Wallace                    -                 293,230           $0.48-$5.58     08/01/03-11/27/04         *

Jan Pedersen                1,264,519             262,292           $036-$0.64      12/04/03-11/27/04       2.9%

Aidan Rowsome                   -                 210,989         $0.36 - $15.20    03/01/03-11/27/04         *



     *    Represents less than 1%.

     (1) All numbers adjusted to reflect the two for one consolidation of our shares in October 2001.

     (2) Represents shares owned beneficially by the named individual other than those shares which may be acquired under our company's option plans. Unless otherwise noted, all persons referred to above have sole voting and sole investment power.

     (3) Includes all shares which the named individual has the right to acquire under all vested and unvested options and warrants granted to such individual under our company's option plan.

     (4) This information is based on 51,761,603 common shares outstanding as of May 12, 2003. Common shares subject to options exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person.


ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

         To our knowledge, no person beneficially owns, directly or indirectly, or exercises control or direction over more than 5% of our issued and outstanding common shares.

         This information is based on our records, information provided to us by directors and executive officers and a review of any Schedules 13D and 13G filed prior to May 12, 2003 by our shareholders with the Securities and Exchange Commission and insider reports filed with the Ontario Securities Commission. The Company's major shareholders do not have any voting rights that differ from the rights of our other shareholders.

         As of May 12, 2003, we had 1,733 shareholders of record holding 51,761,603 common shares, of which 708 shareholders holding 4,107,245 common shares had an address of record in the United States. Common shares held by CEDE & Co. in the United States on such date amounted to 3,310,171 or 6.39% of our issued common shares, which shares are held for participants' accounts.

         We are not aware of any other corporation, foreign government, or other person or entity that directly or indirectly owns or controls our company, severally or jointly. We are not aware of any arrangements which may result in a change in control of our company.

B.       RELATED PARTY TRANSACTIONS

         On April 4, 2000, we completed a transaction with The Art Vault International Limited, a company previously listed on the Canadian Venture Exchange, under which we agreed to provide our online auction technology and related services to enable the implementation of The Art Vault's online auction of art and antiquities. In consideration for our license and services, we received 2,500,000 shares of The Art Vault and a share of future profits. Paul Godin, a director of our company, was the founding shareholder, an executive officer and a director of The Art Vault. Azim Fancy, then one of our directors, was a director and shareholder of The Art Vault. Charles Walker and James Moskos, also directors of our company, were shareholders of The Art Vault. In March 2001, The Art Vault made an assignment in bankruptcy under the laws of the Province of Ontario, due to economic conditions and a lack of available funding. As their license and services agreements were fully paid up, the assignment had no material economic effect on these agreements. Our investment in The Art Vault was written down to zero.

         In October 2001, we acquired ADB Systemer ASA of Norway. Jan Pedersen, John Reynolds and Martin Bekkeheien were all shareholders of ADB Systemer, and officers or directors. At the time of the acquisition, none of these individuals were directors, officers or shareholders of our company.

                  On August 30, 2002, the Company entered into a private placement agreement of secured subordinated notes (Series A, B and D notes) with a group of private investors for total gross proceeds of $1.12 million. The notes are secured by a general security agreement on the property and assets of ADB.

         The following officers and directors of the Company were among the investors that purchased the Series D notes: Chris Bulger, a director of the Company, purchased $20,000 of Series D notes that have not yet been converted. Paul Godin, a director of the Company, purchased $25,000 of Series D notes that were converted on December 13, 2002 to 208,333 common shares and 104,167 share purchase warrants. Jeff Lymburner, CEO and a director of the Company, purchased $75,000 of Series D notes that have not yet been converted. Aidan Rowsome, VP Global Sales of the Company, purchased $15,000 of Series D notes that were converted on February 3, 2003 to 125,000 common shares and 62,500 share purchase warrants.

         On May 9, 2003, the Company issued 666,666 common shares to Jeff Lymburner, CEO of the Company, in consideration of gross proceeds of $200,000 as part of a private placement financing.

         For additional information regarding related party transactions, see
Part I - Item 4 under the heading "Major Developments" and Note 19 to Notes to Consolidated Financial Statements.

ITEM 8 - FINANCIAL INFORMATION

See the Consolidated Financial Statements and notes thereto accompanying this Annual Report beginning on page F-1.

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

SIGNIFICANT CHANGES

None.

ITEM 9 - THE OFFER AND LISTING

         Our common shares are listed on The Toronto Stock Exchange and are quoted for trading on the OTCBB. Our common shares were quoted on the Nasdaq National Market from April 20, 1999 until June 3, 2002 and were quoted on the Nasdaq SmallCap Market from June 3, 2002 until August 21, 2002 at which time they were delisted because we did not satisfy the minimum bid price per share requirement for continued listing on that market. The shares were listed on the Nasdaq exchanges from April 20, 1999 until October 17, 2001 under the symbol "BIDS" and from October 18, 2001 until August 21, 2002 under the symbol "ADBI". Our common shares have been quoted for trading on the OTCBB since August 22, 2002 under the symbol "ADBY".

         From June 6, 1996 to February 8, 1998, our common shares were quoted for trading on the Canadian Dealing Network under the symbol "ILII." Our common shares were traded on The Toronto Stock Exchange from February 9, 1998 to July 17, 1998 under the symbol "ILI" and from July 18, 1998 to October 17, 2001 under the symbol "BII". Since October 18, 2001, our common shares have been traded on the Toronto Stock Exchange under the symbol "ADY".

         See Item 3-D - Risk Factors - YOUR ABILITY TO BUY OR SELL OUR COMMON SHARES ON THE OTCBB MAY BE LIMITED.

         The following tables set forth the range of high and low sales prices (rounded to the nearest hundredth) as reported by Canadian Dealing Network (through February 8, 1998), The Toronto Stock Exchange (beginning February 8,
1998) and Nasdaq (beginning April 20, 1999) during the calendar quarters indicated. Note that all numbers have been adjusted to reflect the two-for-one share consolidation completed in October 2001.

THE TORONTO STOCK EXCHANGE

                                                         High                    Low
                                                      -------                -------

                                                      (Cdn $)                (Cdn $)
ANNUAL MARKET PRICES
      1998 Calendar Year                                12.00                   1.12
      1999 Calendar Year                                67.30                   7.30
      2000 Calendar Year                                26.20                   1.94
      2001 Calendar Year                                 3.40                   0.29
      2002 Calendar Year                                 0.93                   0.07

QUARTERLY MARKET PRICES
      2001 CALENDAR YEAR
      First Quarter                                      3.40                   1.46
      Second Quarter                                     2.42                   1.02
      Third Quarter                                      1.39                   0.76
      Fourth Quarter                                     0.80                   0.29

      2002 CALENDAR YEAR
      First Quarter                                      0.50                   0.28
      Second Quarter                                     0.45                   0.22
      Third Quarter                                      0.25                   0.09
      Fourth Quarter                                     0.93                   0.07

      2003 CALENDAR YEAR
      First Quarter                                      0.85                   0.17

MONTHLY MARKET PRICES
       November 2002                                     0.70                   0.15
       December 2002                                     0.93                   1.57
       January 2003                                      0.85                   0.52
       February 2003                                     0.58                   0.22
       March 2003                                        0.25                   0.17
       April 2003                                        0.40                   0.19

NASDAQ AND OTCBB

                                                       High                   Low                 High                 Low
                                                       ----                   ---                 ----                 ---

                                                    (Cdn $)               (Cdn $)             (U.S. $)            (U.S. $)
ANNUAL MARKET PRICES
      1999 Calendar Year                              57.12                 11.18                38.62                7.50
      2000 Calendar Year                              26.60                  1.60                19.26                1.06
      2001 Calendar Year                               3.30                  0.30                 2.18                0.19
      2002 Calendar Year                               0.93                  0.06                 0.59                0.04

QUARTERLY MARKET PRICES
      2001 CALENDAR YEAR
      First Quarter                                    3.30                  1.48                 2.18                0.94
      Second Quarter                                   1.12                  0.52                 0.73                0.34
      Third Quarter                                    0.68                  0.38                 0.43                0.24
      Fourth Quarter                                   0.80                  0.30                 0.50                0.19

      2002 CALENDAR YEAR
      First Quarter                                    0.53                  0.27                 0.34                0.17
      Second Quarter                                   0.42                  0.22                 0.27                0.16
      Third Quarter                                    0.25                  0.06                 0.16                0.04
      Fourth Quarter                                   0.93                  0.08                 0.59                0.05

      2003 CALENDAR YEAR
      First Quarter                                    0.85                  0.17                 0.54                0.11

MONTHLY MARKET PRICES
       November 2002                                   0.71                  0.16                 0.45                0.10
       December 2002                                   0.93                  0.57                 0.59                0.36
       January 2003                                    0.85                  0.54                 0.54                0.35
       February 2003                                   0.54                  0.21                 0.35                0.14
       March 2003                                      0.26                  0.17                 0.17                0.11
       April 2003                                      0.43                  0.20                 0.29                0.13


         United States dollar amounts are converted to Canadian dollars at the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York for the date of such sales prices.

ITEM 10 - ADDITIONAL INFORMATION

A.       SHARE CAPITAL

Not applicable.

B.       MEMORANDUM AND ARTICLES OF ASSOCIATION

The Articles of Arrangement for ADB are on file with the Ministry of Consumer and Commercial Relations for the Province of Ontario under Ontario Corporation Number 1539169. Our articles do not include a stated purpose.

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

A director who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with our company shall disclose to the company the nature and extent of his interest at the time and in the manner provided by the Ontario Business Corporations Act. The Ontario Business Corporations Act prohibits such a director from voting on any resolution to approve the contract or transaction unless the contract or transaction:

o is an arrangement by way of security for money lent to or obligations undertaken by the director for the benefit of the company or an affiliate;

o relates primarily to his or her remuneration as a director, officer, employee or agent of the company or an affiliate;

o        is for indemnity or insurance; or

o        is with an affiliate.

Our Board of Directors may, on behalf of the company and without authorization of our shareholders:

o        borrow money upon the credit of the company;

o issue, reissue, sell or pledge bonds, debentures, notes or other evidences or indebtedness or guarantees of our company, either secured or unsecured;

o subject to certain disclosure requirements of the Ontario Business Corporations Act, give, directly or indirectly, financial assistance to any person by means of a loan, a guarantee or otherwise on behalf of our company to secure performance or any present or future indebtedness, liability or obligation of any person; and

o mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal property of our company, movable or immovable, including without limitation book debts, rights, powers, franchises and undertakings, to secure any bonds, debentures, notes or other evidences of indebtedness or guarantee or any other obligation of the company.

Common Shares

Our articles authorize the issuance of an unlimited number of common shares. The holders of the common shares of our company are entitled to receive notice of and to attend all meetings of the shareholders of our company and have one vote for each common share held at all meetings of the shareholders of our company, except for meetings at which only holders of another specified class or series of shares of the company are entitled to vote separately as a class or series. Subject to the prior rights of the holders of preference shares of our company and to any other shares ranking senior to the common shares with respect to priority in the payment of dividends, the holders of common shares are entitled to receive dividends and our company will pay dividends, as and when declared by our Board of Directors, out of moneys properly applicable to the payment of dividends, in such amount and in such form as our Board of Directors may from time to time determine, and all dividends which our Board of Directors may declare on the common shares shall be declared and paid in equal amounts per share on all common shares at the time outstanding. In the event of the dissolution, liquidation or winding-up of the company, whether voluntary or involuntary, or any other distribution of assets of the company among its shareholders for the purpose of winding up its affairs, subject to the prior rights of the holders of preference shares and to any other shares ranking senior to the common shares with respect to priority in the distribution of assets upon dissolution, liquidation or winding-up, the holders of the common shares will be entitled to receive the remaining property and assets of the company. There are no redemption or sinking-fund provisions that attach to the common shares, nor are there any provisions that discriminate against existing or prospective holders of common shares as a result of owning a substantial number of shares. The holders of our common shares are not liable to further capital calls by the company.

Preference Shares

Our articles of incorporation authorize the issuance of an unlimited number of preference shares, in one or more series. The Ontario Business Corporations Act does not impose restrictions upon our Board of Directors issuing preference shares of the type authorized by our articles of incorporation. Our Board of Directors may fix, before issuing, the number of preference shares of each series, the designation, rights, privileges, restrictions and conditions attaching to the preference shares of each series, including any voting rights, any right to receive dividends (which may be cumulative or non-cumulative and variable or fixed) or the means of determining the dividends, the dates of payment, any terms and conditions of redemption or purchase, any conversion rights, and any rights on the liquidation, dissolution or winding-up of the company, any sinking fund or other provisions, the whole to be subject to the issue of a Certificate of Amendment setting forth the designation, rights, privileges, restrictions and conditions attaching to the preference shares of the series. Our articles of incorporation require that preference shares of each series must, with respect to the payment of dividends and the distribution of assets or the return of capital in the event of the liquidation, dissolution or winding-up of the company, whether voluntary or involuntary, rank on a parity with the preference shares of every other series and be entitled to preference over the common shares and over any other shares ranking junior to the preference shares. The preference shares of one series shall participate ratably with the preference shares of every other series in respect of all dividends and similar amounts. The holders of our preference shares are not liable to further capital calls by the company. None of our preference shares are currently issued or outstanding.

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

Meetings of Shareholders

An annual meeting of shareholders is held each year for the purpose of considering the financial statements and reports, electing directors, appointing auditors and for the transaction of other business as may be brought before the meeting. The President, the Chairman of the Board or the Board of Directors has the power to call a special meeting of shareholders at any time. Notice of the time and place of each meeting of shareholders must be given not less than 21 days, nor more than 50 days, before the date of each meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any other purpose other than consideration of financial statements and auditors' report, election of directors and reappointment of the incumbent auditor, must state the nature of the business in sufficient detail to permit the shareholder to form a reasoned judgment on, and must state the text of, any special resolution or by-law to be submitted to the meeting. The only persons entitled to be present at a meeting of shareholders are those entitled to vote thereat, the directors of the company, the auditor of the company and others who although not entitled to vote are entitled or required to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting. If a corporation is winding-up, the Ontario Business Corporations Act permits a liquidator appointed by the shareholders, during the continuance of a voluntary winding-up, to call and attend meetings of the shareholders. In circumstances where a court orders a meeting of shareholders, the court may direct how the meeting may be held, including the parties entitled, or required, to attend the meeting.

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

         Our articles do not contain any provisions that govern the ownership threshold above which shareholder ownership must be disclosed.


C.       MATERIAL CONTRACTS

         The following is a summary of our company's material contracts entered into since January 1, 2001.

         1. Option Agreement dated February 19, 2001 between Bid.Com International Inc. and Wendell Willick, pursuant to which we granted Mr. Willick, the senior executive with Point2 Internet Systems Inc., the option to acquire our interest in Point2 for $2.6 million.

         2. Amendment to Option Agreement dated May 2, 2001 between Bid.Com International Inc. and Wendell Willick, pursuant to which the expiration date for the option contained in the option agreement was extended from May 14, 2001 to May 31, 2001.

         3. Board Support Agreement, dated as of September 7, 2001 between Bid.Com International Inc. and ADB Systemer ASA. Pursuant to the terms of this agreement, Bid.Com committed to proceed with an offer to acquire all of the shares of ADB Systemer, and the Board of Directors of ADB Systemer committed to support such offer.

         4. Board Representation Agreement, dated as of September 7, 2001 between Bid.Com International Inc. and LimeRock Partners LLC ("LR"), Jan Pedersen ("Pedersen"), and Sandnes Investering, Rogaland Investering, AIG Private Bank Ltd. and Karstein Gjersvik (together, the "Other Nominating Shareholders"). This agreement was entered into in connection with the acquisition of ADB Systemer ASA of Sola, Norway. LR, Pedersen and the Other Nominating Shareholders were the largest shareholders of ADB Systemer.

         Pursuant to the Board Representation Agreement, LR and Pedersen were entitled, immediately following the acquisition of ADB Systemer ASA, to nominate one member of our Board of Directors. Also pursuant to the Board Representation Agreement, the Other Nominating Shareholders as a group were entitled to nominate one member of our Board of Directors at our 2002 annual shareholders meeting on June 12, 2002.

         The board representation rights conferred on LR, Pedersen and the Other Nominating Shareholders are subject to their continued ownership of at least 50% of the shares received by them upon the acquisition of ADB Systemer. LR has since sold all of its common shares in ADB and has therefore relinquished its right to nominate a person to the Board of Directors. These rights are also subject to the satisfaction of Canadian residency and other regulatory issues.

         5. Employment Agreement, dated as of September 7, 2001 between Bid.Com International Inc. and Jan Pedersen. Pursuant to the terms and conditions of this agreement, Pedersen agrees to remain in the employ of our company for a minimum of two years. The agreement provides for payment of 12 months salary in the event of termination of his employment before expiration of the two year term other than by death, disability or cause. Under the agreement, Mr. Pedersen is entitled to an annual retention bonus of $100,000.

         6. Subscription Agreement, dated as of April 25, 2002, between ADB Systems International Inc. and Stonestreet Limited Partnership, whereby we agreed to issue 3.3 million common shares at a purchase price of US $0.21 per share, and warrants exercisable into 1,050,000 common shares at an exercise price of US $0.35 per share. The warrants have a term of three years. We agreed to register the shares and warrants with the Securities and Exchange Commission. The purchase price was determined in the context of the market.

          7. Warrant issued April 25, 2002 to Stonestreet Limited Partnership by ADB Systems International Inc. entitling the holder to acquire 1 million common shares of ADB at an exercise price of US $0.35 per share. The warrant had a term of three years and was exercised in full on December 17, 2002.

         8. Warrant issued April 25, 2002 to Stonestreet Corporation by ADB Systems International Inc. entitling the holder to acquire 50,000 common shares of ADB at an exercise price of US $0.35 per share. The warrant has a term of three years.

         9. Pursuant to the terms of a loan agreement (the "Loan Agreement"), The Brick has agreed to loan to ADB the principal amount of $2.0 million to be advanced in three installments, namely (a) the sum of $1.0 million advanced on August 30th, (b) the sum of $0.5 million advanced on August 30th to be held in an [escrow] account and to be used only to pay the expenses of implementing the Arrangement (any surplus remaining upon the Arrangement becoming effective will be released to ADB as part of the loan while any shortfall will be for the account of ADB) and (c) the sum of $0.5 million to be advanced following the effective date of the Arrangement, subject to certain conditions. The loan bears interest at 12%, compounded monthly, and is secured by a general security agreement on the assets of ADB and a pledge of the shares of ADB's Norwegian subsidiary. The loan matures on the earlier of June 30, 2003 or upon demand for repayment by The Brick. Upon maturity, ADB will have the right to repay the loan in cash or to transfer to The Brick 100% of the issued shares of Old ADB acquired by ADB as a consequence of the Arrangement in satisfaction of the outstanding principal amount and accrued interest then owing to The Brick.

         10. As part of the Arrangement and pursuant to a general conveyance and assumption agreement (the "General Conveyance and Assumption Agreement") between Old ADB and ADB, Old ADB transferred all of its assets (excluding only the assets of the Retail Business) to ADB and ADB assumed all of the liabilities of Old ADB (excluding only specified liabilities in connection with the Retail Business), including Old ADB's liabilities under the Loan Agreement.

         11. Under the terms of a supply, services and licensing agreement (the "Supply Services and Licensing Agreement"), ADB will provide administrative and technical services to Old ADB for the Bid.Com online retailing activities.

         12. Pursuant to subscription agreements dated August 30, 2002, ADB issued a total of CDN$1,120,000 principal amount of secured subordinated convertible notes (collectively the "Notes") in four series. The material terms and conditions attaching to each series are as follows:

     (a) SERIES A NOTES: $408,000 aggregate principal amount of 8% secured convertible notes, series A (the "Series A Notes") due December 31, 2004 which are convertible at the option of the holder at any time after the date of shareholder approval which was obtained on October 22, 2002 into a maximum of 3,400,000 units at a subscription price of $0.12 per unit. Each unit consists of one common share and one-half of one common share purchase warrant, each whole warrant being exercisable for one common share at a price of $0.14 and having an expiry date of December 31, 2004.

     (b) SERIES B NOTES: $216,000 aggregate principal amount of 8% secured convertible notes, series B (the "Series B Notes") due December 31, 2004 which are convertible at the option of the holder at any time after the later of the date of shareholder approval which was obtained on October 22, 2002 and December 20, 2002, into a maximum of 1,800,000 units at a subscription price of $0.12 per unit. Each unit consists of one common share and one-half of one common share purchase warrant, each whole warrant exercisable for one common share at a price of $0.14 and having an expiry date of December 31, 2004.

     (c) SERIES C NOTES: $120,000 aggregate principal amount of secured convertible notes, series C (the "Series C Notes") due December 31, 2004 which are convertible at any time at the option of ADB and by the holder at any time after the date of shareholder approval which was obtained on October 22, 2002 or December 20, 2002 into a maximum of 1,000,000 shares at a conversion price of $0.12 per share. The Series C Notes bear interest at 8% only from and after maturity or an event of default. The Series C Notes have been issued in satisfaction of a $120,000 fee payable by ADB for the termination and waiver of certain US registration rights granted to Stonestreet Limited Partnership, a private placement investor, pursuant to a subscription agreement dated April 25, 2002.

     (d) SERIES D NOTES: $376,000 aggregate principal amount of 8% secured convertible notes, series D (the "Series D Notes") due December 31, 2004 which are convertible into a maximum of 4,699,999 units at a conversion price of $0.12 per unit. Each unit consists of one common share and one-half of one common share purchase warrant, each whole warrant exercisable for one common share at a price of $0.14 and having an expiry date of December 3, 2004. A total of $135,000 principal amount of Series D Notes are being acquired by four directors and/or senior officers of ADB.

            As at December 31, 2002, the Company had issued a total of 7.625 million common shares and 3.313 million warrants upon conversion of debt instruments. None of the 3.313 million warrants had been converted into common shares at December 31, 2002.


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

         DISPOSITION OF COMMON SHARES.

         A non-resident holder of a common share will not be subject to tax under the Income Tax Act in respect of a capital gain realized on the disposition of a common share unless the common share constitutes or is deemed to constitute "taxable Canadian property" as defined in the Income Tax Act. Shares of a corporation that are listed on a prescribed stock exchange (which includes shares traded on certain U.S. stock exchanges, including the Nasdaq National Market), are generally not considered to be taxable Canadian property. However, such shares are considered taxable Canadian property in the hands of a non-resident holder if, at any time during the 60-month period immediately preceding disposition by the holder, 25% or more of our issued shares of any class were owned by the non-resident holder together with persons with whom the non-resident did not deal at arm's length.

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

Even if the common shares constitute taxable Canadian property to a non-resident holder and their disposition would give rise to a capital gain, an exemption from tax under the Income Tax Act may be available under the terms of an applicable international tax treaty to which Canada is a party. A holder resident in the United States for purposes of the Canada-U.S. Treaty will generally be exempt from Canadian tax in respect of a gain on the disposition of common shares provided that the value of the common shares is not derived principally from real property situated in Canada. Our common shares would qualify for this exemption, however Article XIII paragraph 5 of the Canada-U.S. Treaty provides that the treaty exemption does not apply where the U.S. resident holder was an individual who was a Canadian resident for 120 months during any period of 20 consecutive years preceding the time of the sale and was resident in Canada at any time during the ten years immediately preceding the sale and owned the shares at the time he/she ceased to be resident in Canada. If the exemption from such Canadian tax in respect of such gain is not available under the Canada-U.S. Treaty, a foreign tax credit may be available under applicable US tax law for U.S. federal income tax purposes. Non-residents are advised to consult their tax advisers with regard to the availability of a treaty exemption.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

         The following summary describes material United States federal income tax consequences arising from the purchase, ownership and sale of common shares. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, final, temporary and proposed United States Treasury Regulations promulgated thereunder, and the administrative and judicial interpretations thereof, all as in effect as of the date of this Annual Report and all of which are subject to change, possibly on a retroactive basis. The consequences to any particular shareholder may differ from those described below by reason of that shareholder's particular circumstances. This summary does not address the considerations that may be applicable to any particular shareholder based on such shareholder's particular circumstances (including potential application of the alternative minimum tax), to particular classes of shareholders (including financial institutions, broker-dealers, insurance companies, shareholders who have elected mark-to-market accounting, tax-exempt organizations, shareholders who hold ordinary shares as part of a straddle, "hedge" or "conversion transaction" with other investments, shareholders who own (directly, indirectly or through attribution) 10% or more of our company's outstanding voting stock, shareholders whose functional currency is not the U.S. dollar, persons who are not citizens or residents of the United States, or persons which are foreign corporations, foreign partnerships or foreign estates or trusts as to the United States, or any aspect of state, local or non-United States tax laws. Additionally, the discussion does not consider the tax treatment of persons who hold common shares through a partnership or other pass-through entity or the possible application of United States federal gift or estate tax. This summary is addressed only to a holder of common shares who is (i) a citizen or resident of the United States who owns less than 10% of our company's outstanding voting stock, (ii) a corporation organized in the United States or under the laws of the United States or any state thereof, (iii) an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of source, or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust (a "U.S. Holder"). This summary is for general information purposes only and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase common shares. This summary generally considers only U.S. Holders that will own their common shares as capital assets.

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

         A U.S. Holder generally will be entitled to deduct any Canadian taxes withheld from dividends in computing United States taxable income, or to credit such withheld taxes against the United States federal income tax imposed on such U.S. Holder's dividend income. No deduction for Canadian taxes may be claimed, however, by an individual (noncorporate) U.S. Holder that does not itemize deductions. The amount of foreign taxes for which a U.S. Holder may claim a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. Distributions with respect to common shares that are taxable as dividends will generally constitute foreign source income for purposes of the foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by our company with respect to the common shares will generally constitute "passive income." Foreign income taxes exceeding a shareholder's credit limitation for the year of payment or accrual of such tax can be carried back for two taxable years and forward for five taxable years, subject to the credit limitation applicable in each of such years. Additionally, the foreign tax credit in any taxable year may not offset more than 90% of a shareholder's liability for United States individual or corporate alternative minimum tax. The total amount of allowable foreign tax credits in any year generally cannot exceed regular U.S. tax liability for the year attributable to foreign source taxable income. A U.S. Holder will be denied a foreign tax credit with respect to Canadian income tax withheld from dividends received on the common shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make certain related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the common shares are not counted toward meeting the 16 day holding period required by the statute.

SALE OR EXCHANGE OF A COMMON SHARE

         Subject to the discussion below under "Tax Status Of The Company - Passive Foreign Investment Companies," the sale or exchange by a U.S. Holder of a common share generally will result in the recognition of gain or loss by the U.S. Holder in an amount equal to the difference between the amount realized and the U.S. Holder's basis in the common share sold. Such gain or loss will be capital gain or loss provided that the common share is a capital asset in the hands of the holder. The gain or loss realized by an individual (noncorporate) U.S. Holder on the sale or exchange of a common share will be long-term capital gain or loss subject to a reduced rate of tax if the common share had been held for more than one year. If the common share had been held by such individual U.S. Holder for not more than one year, such gain will be short-term capital gain. Gains recognized by a U.S. Holder on a sale, exchange or other disposition of common shares generally will be treated as United States source income for United States foreign tax credit purposes. A loss recognized by a U.S. Holder on the sale, exchange or other disposition of common shares generally is allocated to U.S. source income. However, such loss must be allocated to foreign source income to the extent certain dividends were received by the U.S. Holder within the 24-month period preceding the date on which the U.S. Holder recognized the loss. The deductibility of a capital loss recognized on the sale, exchange or other disposition of common shares is subject to limitations. A U.S. Holder that receives foreign currency upon disposition of common shares and subsequently converts the foreign currency into U.S. dollars generally will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar. U.S. Holders should consult their own tax advisors regarding treatment of any foreign currency gain or loss on any Canadian dollars received in respect of the sale, exchange or other disposition of common shares.

TAX STATUS OF THE COMPANY

         Personal Holding Companies. A non-U.S. corporation may be classified as a personal holding company for United States federal income tax purposes if both of the following two tests are satisfied: (i) if at any time during the last half of the company's taxable year, five or fewer individuals (without regard to their citizenship or residency) own or are deemed to own (under certain attribution rules) more than 50% of the stock of the corporation by value and
(ii) 60% or more of such non-U.S. corporation's gross income derived from U.S. sources or effectively connected with a U.S. trade or business, as specifically adjusted, is from certain passive sources such as dividends and royalty payments. Such a corporation generally is taxed on the amounts of such passive source income, after making adjustments such as deducting dividends paid and income taxes, that are not distributed to shareholders. We believe that our company was not a personal holding company in 2002 and is not currently a personal holding company. However, no assurance can be given that either test will not be satisfied in the future.

         Foreign Personal Holding Companies. A non-U.S. corporation will be classified as a foreign personal holding company for United States federal income tax purposes if both of the two following tests are satisfied: (i) five or fewer individuals who are United States citizens or residents own or are deemed to own (under certain attribution rules) more than 50% of all classes of the corporation's stock measured by voting power or value and (ii) the corporation receives at least 60% (50% if previously an foreign personal holding company) of its gross income (regardless of source), as specifically adjusted, from certain passive sources. If such a corporation is classified as a foreign personal holding company, a portion of its "undistributed foreign personal holding company income" (as defined for United States federal income tax purposes) would be imputed to all of its shareholders who are U.S. Holders on the last taxable day of the corporation's taxable year, or, if earlier, the last day on which it is classifiable as a foreign personal holding company. Such income would be taxable as a dividend, even if no cash dividend is actually paid. U.S. Holders who dispose of their shares prior to such date would not be subject to tax under these rules. We believe that our company was not a personal holding company in 2002 and is not currently a personal holding company. However, no assurance can be given that our company will not qualify as a foreign personal holding company in the future.

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

         If our company is a passive foreign investment company for any taxable year, a U.S. Holder, in the absence of an election by such U.S. Holder to treat our company as a "qualified electing fund" (a "QEF election"), as discussed below, would, upon certain distributions by our company and upon disposition of the common shares at a gain, be liable to pay tax at the highest tax rate on ordinary income in effect for each period to which the income is allocated, plus interest on the tax, as if the distribution or gain had been recognized ratably over the days in the U.S. Holder's holding period for the common shares during which our company was a passive foreign investment company. Additionally, if our company is a passive foreign investment company, U.S. Holders who acquire ordinary shares from decedents would be denied the normally available step-up of the income tax basis for such common shares to fair market value at the date of death and instead would have a tax basis equal to the decedent's basis, if lower.

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

         We do not believe our company was a passive foreign investment company during 2002. However, there can be no assurance that our company will not be classified as a passive foreign investment company in 2003 or thereafter because the tests for determining passive foreign investment company status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. U.S. Holders who hold common shares during a period when our company is a passive foreign investment company will be subject to the foregoing rules, even if our company ceases to be a passive foreign investment company, subject to certain exceptions for U.S. Holders who made a QEF election. U.S. Holders are urged to consult with their own tax advisors about making a QEF election or mark-to-market election and other aspects of the passive foreign investment company rules.

BACK-UP WITHHOLDING AND INFORMATION REPORTING

         U.S. Holders generally are subject to information reporting requirements and back-up withholding with respect to dividends paid in the United States on common shares, or proceeds paid from the disposition of common shares, unless the U.S. Holder provides an IRS Form W-9 or otherwise establishes an exemption.

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

         We are subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information which we file with the Securities and Exchange Commission, including this Annual Report on Form 20-F, may be inspected and copied at the public reference facilities of the Securities and Exchange Commission at:

        450 Fifth Street N.W.            500 West Madison Street
        Room 1024                        Suite 1400
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

I.       SUBSIDIARY INFORMATION.

Not applicable.

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

                                     PART II

ITEM 13 - DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There were no material modifications to the rights of our security holders as a result of the implementation of the Arrangement (described in Part I - Item 4 "Information on the Company") or otherwise.

ITEM 15 - CONTROLS AND PROCEDURES

     An evaluation was performed under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and its President and its Director Finance about the effectiveness of the Company's disclosure controls and procedures within 90 days before the filing date of this annual report. Based on that evaluation, the Company's management, including the Chief Executive Officer, the President and the Director Finance, concluded that the Company's disclosure controls and procedures were effective. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to their evaluation.


                                    PART III

ITEM 17 - FINANCIAL STATEMENTS

Not applicable.

ITEM 18 - FINANCIAL STATEMENTS

See the Index to Consolidated Financial Statements accompanying this report on page F-1.

ITEM 19 - EXHIBITS

EXHIBITS FILED AS PART OF THIS ANNUAL REPORT.

         1.1 Articles of Arrangement of the Company filed with the Ontario Ministry of Consumer and Business Services on October 31, 2002.(1)

         1.2      By-laws of the Company.(2)

         2.1      Form of Series D Note.*

         2.2 Registration Rights Agreement, dated as of June 16, 2000, between Bid.Com International and Acqua Wellington Value Fund Ltd.(4)

         4.1 Salary Protection Letter, dated February 12, 1997, between the Company and Jeffrey Lymburner.(3)

         4.2 Option Agreement dated February 19, 2001 between Bid.Com International Inc. and Wendell Willick.(5)

         4.3 Amendment to Option Agreement dated May 2, 2001 between Bid.Com International Inc. and Wendell Willick.(5)

         4.4 Board Support Agreement, dated as of September 7, 2001 between Bid.Com International Inc. and ADB Systemer ASA.(5)

         4.5 Board Representation Agreement, dated as of September 7, 2001 between Bid.Com International Inc. and LimeRock Partners LLC, Jan Pedersen, Sandnes Investering, Rogaland Investering, AIG Private Bank Ltd. and Karstein Gjersvik.(5)

         4.6 Employment Agreement, dated as of September 18, 2001 between Bid.Com International Inc. and Jan Pedersen.(5)

         4.7 Subscription Agreement, dated as of April 25, 2002, between ADB Systems International Inc. and Stonestreet Limited Partnership.(5)

         4.8 Warrant issued April 25, 2002 to Stonestreet Limited Partnership by ADB Systems International Inc.(5)

         4.9 Warrant issued April 25, 2002 to Stonestreet Corporation by ADB Systems International Inc.(5)

         4.10 Arrangement Agreement, dated as of August 23, 2002, between ADB Systems International Inc. and ADB Systems International Ltd.(1)

         4.11 General Conveyance and Assumption Agreement, dated August 23, 2002, between ADB Systems International Inc. and ADB Systems International Ltd.(2)

         4.12 Loan Agreement, dated August 23, 2002, and Loan Agreement Amending Agreement entered into as of August 30, 2002 among The Brick Warehouse Corporation, ADB Systems International Inc., and ADB Systems International Ltd.*

         4.13 Form of Supply Services and Licensing Agreement, dated August 23, 2002, among The Brick Warehouse Corporation, ADB Systems International Inc., and ADB Systems International Ltd.*

         4.14 Form of General Security Agreement, dated as of April 30, 2002, between ADB Systems International Inc. and each of Stonestreet Limited Partnership and Greenwich Growth Fund Ltd.*

         4.15 Form of Subscription Agreement, dated August 30, 2002, between ADB Systems International Inc. and Stonestreet Limited Partnership.*

         4.16 Form of Subscription Agreement, dated August 30, 2002, between ADB Systems International Inc. and Greenwich Growth Fund Ltd.*

         4.17 Form of Warrant issued or issuable upon the exercise of the Series A Notes, Series B Notes, Series C Notes and Series D Notes*

         4.18 Co-operation Agreement made as of August 23, 2002 between ADB Systems International Inc., ADB Systems International Ltd. and The Brick Warehouse Corporation.*

         8.1      List of Subsidiaries.*

         10.1     Certification pursuant to 18 U.S.C. Section 1350.*



         *        Filed herewith

         (1) Incorporated by reference from Exhibit 1 to the Company's Current Report on Form 6-K, Filing No. 1 for the Month of November 2002, filed with the Securities and Exchange Commission on November 5, 2002.

         (2) Incorporated by reference from Exhibit 1.2 of Amendment No. 1 to the Company's Registration Statement on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on March 30, 1999.

         (3) Incorporated by reference from Exhibit 3.27 of Amendment No. 1 to the Company's Registration Statement on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on March 30, 1999.

         (4) Incorporated by reference from the Exhibits to the Company's Annual Report on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on May 23, 2001.

         (5) Incorporated by reference from the Exhibits to the Company's Annual Report on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on May 17, 2002.


                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.



                                         ADB SYSTEMS INTERNATIONAL INC.


                                         By: /s/ Jeffrey Lymburner
                                             -----------------------------------
                                             Name:  Jeffrey Lymburner
                                             Title: Chief Executive Officer



Dated: May 12, 2003                      By: /s/ Mark Wallace
                                             -----------------------------------
                                             Name:  Mark Wallace
                                             Title: President

                                  CERTIFICATION

I, Jeffrey Lymburner, certify that:

1. I have reviewed this annual report on Form 20-F of ADB Systems International Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Dated:  May 12, 2003                             /s/ Jeffrey Lymburner
                                                 -------------------------------
                                                 Jeffrey Lymburner
                                                 Chief Executive Officer

                                  CERTIFICATION

I, Michael Robb , certify that:

1. I have reviewed this annual report on Form 20-F of ADB Systems International Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Dated:  May 12, 2003                            /s/  Michael Robb
                                                --------------------------------
                                                Michael Robb
                                                Director of Finance

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                          PAGE
                                                                                                                          ----
Audited Consolidated Financial Statements for the years ended December 31, 2002, 2001 and 2000
  Independent Auditors' Report............................................................................................  F-2
  Consolidated Balance Sheets as at December 31, 2002 and 2001............................................................  F-3
  Consolidated Statements of Operations for the years ended December 31, 2002, 2001 and 2000..............................  F-4

  Consolidated Statements of Deficit for the years ended December 31, 2002, 2001 and 2000.................................  F-5
  Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000..............................  F-6
  Notes to Consolidated Financial Statements..............................................................................  F-7

MANAGEMENT'S REPORT

Preparation of the consolidated financial statements accompanying this annual report and the presentation of all other information in this report is the responsibility of management. The financial statements have been prepared in accordance with appropriate and generally accepted accounting principles and reflect management's best estimates and judgements. All other financial information in the report is consistent with that contained in the financial statements. The Company maintains appropriate systems of internal control, policies and procedures which provide management with reasonable assurance that assets are safeguarded and that financial records are reliable and form a proper basis for preparation of financial statements.

The Board of Directors ensures that management fulfills its responsibilities for financial reporting and internal control through an Audit Committee which is composed of non-executive directors. The Audit Committee reviewed the consolidated financial statements with management and external auditors and recommended their approval by the Board of Directors. The consolidated financial statements have been audited by Deloitte & Touche LLP, Chartered Accountants. Their report stating the scope of their audit and their opinion on the consolidated financial statements is presented below.


Jeff Lymburner                      Mark Wallace
CEO                                  President

INDEPENDENT AUDITORS' REPORT TO THE SHAREHOLDERS OF ADB SYSTEMS INTERNATIONAL
LTD.

We have audited the consolidated balance sheets of ADB Systems International Ltd. as at December 31, 2002 and 2001, and the consolidated statements of operations, deficit and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.


Chartered Accountants
Toronto, Ontario, Canada
February 14, 2003 (except for Notes 2 and 22 which are as of May 14, 2003)

COMMENTS BY AUDITORS ON CANADA - UNITED STATES REPORTING DIFFERENCES

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph following the opinion paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 2 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America, our report to the Shareholders dated February 14, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.




Chartered Accountants
Toronto, Ontario, Canada
FEBRUARY 14, 2003 (EXCEPT FOR NOTES 2 AND 22 WHICH ARE AS OF MAY 14, 2003)

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 AND 2001
(IN THOUSANDS OF CANADIAN DOLLARS)

                                                       2002                2002                2001
                                                    -------             -------             -------
                                                                      Convenience
                                                                    Translation into
                                                                    U.S. $ (Note 23)
                                     ASSETS

CURRENT
   Cash                                            $  1,337            $     846           $  2,557
   Marketable securities                                 20                   12              1,658
   Accounts receivable                                1,828                1,157              1,288
   Deposits and prepaid expenses                        178                  113                131
                                                   --------            ---------           --------
                                                      3,363                2,128              5,634

CAPITAL ASSETS (Note 4)                                 443                  280              1,332
ACQUIRED SOFTWARE (Note 16)                           1,974                1,249              3,102
DEFERRED CHARGES (NET) (Note 5)                         513                  325                  -
ACQUIRED AGREEMENTS (Note 16)                            57                   36                149
TRADEMARKS AND INTELLECTUAL  PROPERTY (NET)               5                    3                  -
CAPITALIZED SOFTWARE                                      -                    -                202
STRATEGIC INVESTMENTS                                     -                    -                173
                                                   --------            ---------           --------
                                                   $  6,355            $   4,021           $ 10,592
                                                   ========            =========           ========

                                   LIABILITIES

CURRENT
   Accounts payable                                $  1,059            $     670           $    841
   Accrued liabilities                                1,229                  778                813
   Current portion of capital lease obligation            -                    -                 42
   Current portion of deferred revenue                  832                  526                823
   Demand loan (Notes 6 and 19(a))                    2,000                1,265                  -
                                                   --------            ---------           --------
                                                      5,120                3,239              2,519

SECURED SUBORDINATED NOTES (Note 7)                      34                   22                  -
DEFERRED REVENUE                                          -                    -                 33
CAPITAL LEASE OBLIGATION                                  -                    -                 18
                                                   --------            ---------           --------
                                                      5,154                3,261              2,570
                                                   ========            =========           ========

NON-CONTROLLING INTEREST                                  3                    2                  8
COMMITMENTS AND CONTINGENCIES (NOTES 2 AND 11)

SHAREHOLDERS' EQUITY
   Share capital (Note 9(c))                         95,633               60,527             93,568
   Warrants (Note 9(f(ii))and (iii))                  1,599                1,012              1,349
   Stock options (Note 9(d(ii)) and 16)                 706                  447                691
   Conversion feature on secured subordinated
   notes (Note 7)                                       175                  111                  -
   Foreign currency translation                          32                   20                (11)
   Deficit                                          (96,947)             (61,359)           (87,583)
                                                   --------            ---------           --------
                                                      1,198                  758              8,014
                                                   --------            ---------           --------
                                                   $  6,355            $   4,021           $ 10,592
                                                   ========            =========           ========


ON BEHALF OF THE BOARD
............................ Director        ........................... Director

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                                  2002             2002             2001             2000
                                                               --------         --------         --------       ---------
                                                                               Convenience
                                                                             translation into
                                                                             U.S. $ (Note 23)
Revenue (Note 21)                                              $  5,780         $  3,658         $  4,455       $  12,497
   Less: Customer acquisition costs                                   -                -              (60)           (157)
                                                               --------         --------         --------       ---------
Net revenue                                                       5,780            3,658            4,395          12,340
                                                               --------         --------         --------       ---------

General and administrative                                        6,288            3,980            7,622          16,236
Sales and marketing                                               1,875            1,187            4,040           3,161
Software development and technology                               4,101            2,595            3,691           1,802
Depreciation and amortization                                     2,602            1,647            1,572           1,130
Interest expense                                                    200              126                -               -
Direct expenses                                                       -                -                -          11,460
Advertising and promotion (Note 13)                                   -                -                -           5,040
Interest income                                                     (45)             (28)            (345)           (467)
                                                               --------         --------         --------       ---------
                                                                 15,021            9,507           16,580          38,362
                                                               --------         --------         --------       ---------
Loss before the undernoted                                       (9,241)          (5,849)         (12,185)        (26,022)
                                                               --------         --------         --------       ---------

Realized gains and losses on disposal of marketable
  securities, strategic investments and capital
  assets and recovery of assets (Note 14)                           (85)             (54)           6,722          20,946
Unrealized gains and losses on revaluation of
  marketable securities and strategic investments, and
  provision for impairment of assets (Note 15)                      (24)             (15)          (2,435)        (11,697)
Goodwill impairment (Notes 16, 17 and 18)                           (14)              (9)          (9,476)         (3,593)
Restructuring charges                                                 -                -             (959)              -
Retail activities settlement (Note 13)                                -                -             (381)              -
                                                               --------         --------         --------       ---------
                                                                   (123)             (78)          (6,529)          5,656
                                                               --------         --------         --------       ---------

NET LOSS FOR THE YEAR                                          $ (9,364)        $ (5,927)        $(18,714)      $ (20,366)
                                                               ========         ========         ========       =========
LOSS PER SHARE (NOTE 9(G))                                     $  (0.22)        $  (0.14)        $  (0.64)      $   (0.76)
                                                               ========         ========         ========       =========

CONSOLIDATED STATEMENTS OF DEFICIT
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(IN THOUSANDS OF CANADIAN DOLLARS)

                                                                  2002              2002              2001             2000
                                                               ---------         ---------         ---------        ---------
                                                                               Convenience
                                                                             translation into
                                                                             U.S. $ (Note 23)
DEFICIT, BEGINNING OF YEAR                                     $ (87,583)        $ (55,432)        $ (68,869)       $ (48,503)

NET LOSS FOR THE YEAR                                             (9,364)          (5,927)          (18,714)         (20,366)
                                                               =========         =========         =========        =========
DEFICIT, END OF YEAR                                           $ (96,947)        $ (61,359)        $ (87,583)       $ (68,869)
                                                               =========         =========         =========        =========

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(IN THOUSANDS OF CANADIAN DOLLARS)

                                                                           2002          2002          2001          2000
                                                                         -------      --------      --------       --------
                                                                                     Convenience
                                                                                  translation into
                                                                                  U.S. $ (Note 23)
NET INFLOW (OUTFLOW) OF CASH
RELATED TO THE FOLLOWING ACTIVITIES

OPERATING
Net loss for the year                                                    $(9,364)     $ (5,927)      $(18,714)      $(20,366)
Items not affecting cash
   Depreciation and amortization                                           2,602         1,647          1,572          1,130
   Non cash customer acquisition costs                                         -             -             60          1,005
   Non cash interest expense                                                 108            68              -              -
   Stock compensation to third parties                                        25            16            115              -
   Realized gains and losses on disposal of marketable securities, strategic investments and capital assets,
      and recovery of assets (Note 14)                                        85            54         (6,722)       (20,946)
   Unrealized gains and losses on revaluation of marketable
      securities and strategic investments, and provision
      for impairment of assets (Note 15)                                      24            15          2,435         11,697
   Goodwill impairment (Notes 16, 17 and 18)                                  14             9          9,476          3,593
                                                                         -------      --------       --------       --------
                                                                          (6,506)       (4,118)       (11,778)       (23,887)
Changes in non cash operating working capital (Note 12)                       61            39         (2,917)           822
                                                                         -------      --------       --------       --------
                                                                          (6,445)       (4,079)       (14,695)       (23,065)
                                                                         -------      --------       --------       --------

INVESTING
   Capital assets                                                            (43)          (27)          (317)        (1,426)
   Strategic investments                                                       -             -           (328)        (2,612)
   Capitalized software, trademarks and intellectual property                 (7)           (4)            (5)          (590)
   Marketable securities                                                   1,556           985         10,142         25,676
   Proceeds from disposal of capital assets                                  167           106              -              -
   Acquisition of ADB Systemer ASA (Note 16)                                   -             -         (2,244)             -
   Proceeds from disposal of joint venture and strategic
      investments (Note 14(a) and (e))                                       126            80          2,706              -
   Purchase of non-controlling interest                                      (14)           (9)             -              -
                                                                         -------      --------       --------       --------
                                                                           1,785         1,131          9,954         21,048
                                                                         -------      --------       --------       --------

FINANCING
   Issuance of common shares for cash (Note 9(d)and (e(i)))                1,506           953              -          4,236
   Capital lease obligation                                                    -             -              -            148
   Repayment of capital lease                                                (42)          (26)           (65)           (23)
   Secured subordinated notes (Note 7)                                     1,000           633              -              -
   Deferred charges (Note 5)                                              (1,024)         (648)             -              -
   Demand loan (Note 6)                                                    2,000         1,264              -              -
                                                                         -------      --------       --------       --------
                                                                           3,440         2,176            (65)         4,361
                                                                         -------      --------       --------       --------

NET CASH (OUTFLOW) INFLOW DURING THE YEAR                                 (1,220)         (772)        (4,806)         2,344
CASH, BEGINNING OF YEAR                                                    2,557         1,618          7,363          5,019
                                                                         =======      ========       ========       ========
CASH, END OF YEAR                                                        $ 1,337      $    846       $  2,557       $  7,363
                                                                         =======      ========       ========       ========

SUPPLEMENTAL DISCLOSURE OF CASH PAYMENTS
Interest                                                                 $    24      $     15       $      -       $      -
Income taxes                                                             $     -      $      -       $      -       $      -

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   DESCRIPTION OF BUSINESS

     ADB Systems International Ltd. ("ADB" or the "Company") delivers asset lifecycle management solutions that enable companies to source, manage and sell assets for maximum value. ADB works with a growing number of customers and partners in a variety of sectors including the asset-intensive oil and gas industry to improve operational efficiencies. ADB also enables customers in government, manufacturing and financial services sectors to reduce purchasing costs and improve procurement processes.

     ADB Systems International Ltd. was created on August 30, 2002. Upon implementation of a special resolution of the shareholder of the Company and shareholders of ADB Systems International Inc. ("Old ADB", formerly Bid.Com International Inc. ("Bid.Com Inc.")), pursuant to Section 182 of the Business Corporations Act (Ontario), the shareholders of Old ADB exchanged their shares for shares of the Company on a one-for-one basis on October 22, 2002. All assets and liabilities of Old ADB, other than those related to retail activities (Note 13), were transferred to the Company on that date in the form of a return of capital. ADB Systems International Ltd. conducted no activities prior to October 22, 2002. Old ADB subsequently changed its name to Bid.Com International Ltd. ("Bid.Com Ltd.").

     These consolidated financial statements reflect the financial position of the Company as at December 31, 2002 and results of its operations and its cash flows subsequent to October 22, 2002, and the financial position of Old ADB as at December 31, 2001 and results of operations and of cash flows of Old ADB for the 2002 period prior to October 22, 2002 and the years ended December 31, 2001 and 2000 based upon continuity of interests accounting as no substantive change of ownership has occurred.

     Bid.Com Inc. has been an on-line auction service provider and e-tailer. During 2000, the Company refocused its business model from providing on-line retail auctions to providing on-line enabling services to other businesses seeking to use its on-line retailing technologies. The Company provides businesses with the use of its software and hardware technology over a specific term in addition to consulting, implementation, and training services. In October 2001, Bid.Com Inc. acquired ADB Systemer ASA, a Norway-based software vendor of enterprise asset management and electronic procurement applications. The Company changed its name to ADB Systems International Inc. to reflect its expanded product offering.

2.   CONTINUATION OF THE BUSINESS

     While the accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations, certain adverse conditions and events cast substantial doubt upon the validity of this assumption. The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations. The Company's ability to continue as a going concern will be dependent on management's ability to successfully execute its business plan including an increase in revenue and seeking additional forms of debt or equity financing. Additional debt or equity financings such as issuance of loans or debentures, issuance of shares, conversion of warrants and exercise of options in the amount of $2.25 million are estimated to be required for 2003. The Company cannot provide assurance that efforts to raise such additional financings will be successful. During the period January 1 to May 14, 2003, 833,333 common shares were issued to an officer of the Company for proceeds of $200,000.

     These financial statements do not include adjustments or disclosures that may result from the Company's inability to continue as a going concern. If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, and the reported net losses and balance sheet classifications used.

     Management believes that continued existence beyond 2003 is dependent on its ability to increase revenue from existing products, and to expand the scope of its product offering which entails a combination of internally developed software and partnerships with third parties.

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

3.   SIGNIFICANT ACCOUNTING POLICIES

     The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada, which are substantially the same as generally accepted accounting principles in the United States (U.S. GAAP), except as disclosed in Note 20. The accompanying consolidated financial statements are prepared using accounting principles applicable to a going concern, which assumes that the Company will continue in operation for a reasonable period of time and will be able to realize its assets and discharge its liabilities in the normal course of operations (see Note 2).

     PRINCIPLES OF CONSOLIDATION
     The accompanying consolidated financial statements include the accounts of the Company and subsidiaries over which it exercises control and its proportionate share of the assets, liabilities, revenue and expenses of a jointly controlled company during the period of ownership, September 1999 to May 2001. Business acquisitions are accounted for under the purchase method and operating results are included in the consolidated financial statements as of the date of the acquisition of control. All material intercompany transactions have been eliminated.

     INVESTMENT IN ASSOCIATED COMPANY
     The investment in associated company is accounted for under the equity method (see Note 19(a)). This method is considered appropriate based upon management's evaluation of its ability to determine the strategic operating policies of the associated company without the cooperation of others, its ability to obtain future economic benefits from the associated company, and its exposure to the related risks of ownership. U.S. GAAP requires consolidation of the investment in associated company. The impact of this difference in U.S. GAAP from Canadian GAAP is disclosed in these financial statements in Note 20 - Reconciliation of United States GAAP.

     MARKETABLE SECURITIES
     Marketable securities include registered equity instruments, all of which are carried at the lower of cost and quoted market value. Net unrealized losses on marketable securities related to an impairment determined to be other than temporary in nature are determined on the specific identification basis and are included in the Consolidated Statements of Operations.

     In 2000, marketable securities included unregistered equity instruments of publicly traded companies that were not freely trading until a future date. Unregistered equity instruments were valued at freely trading market values less a discount factor. The Company did not have any unregistered equity instruments at December 31, 2002 or 2001.

     Marketable securities also include interest-bearing certificates carried at cost plus accrued interest which approximate market value.

     ADVERTISING
     Until October 2000, the Company incurred advertising expenses related to its retail sales. The Company expensed the costs of producing advertisements at the time production occurred, and expensed the costs of communicating advertising in the period in which the advertising space or airtime was used. Internet advertising expenses were recognized based on specifics of the individual agreements, but generally using the greater of
     (i) the ratio of the number of impressions delivered over the total number of impressions and (ii) the straight-line basis over the term of the contract.

     This policy complies with the requirements of Statement of Position No. 93-7, "Reporting on Advertising Costs," issued by the American Institute of Certified Public Accountants.

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     CAPITAL ASSETS AND AMORTIZATION
     Capital assets are carried at cost less accumulated amortization. Amortization is calculated on a straight-line basis in amounts sufficient to amortize the cost of capital assets over their estimated useful lives as follows:

     Computer hardware               30% per year
     Furniture and fixtures          20% per year
     Building                        5% per year
     Leasehold improvements          life of the lease

     STRATEGIC INVESTMENTS
     Strategic investments are carried at the lower of cost and estimated net realizable value. Management has assessed the carrying value of the investments and recorded an impairment provision based on management's best estimate of net realizable value.

     SOFTWARE DEVELOPMENT COSTS
     The cost of non-core software internally developed for client applications through e-commerce enabling agreements and software licensing is expensed as incurred. The cost of core software internally developed for client applications through e-commerce enabling agreements is capitalized and is amortized over two years. The cost of core software internally developed for software licensing contracts is expensed as incurred. The cost of acquired software and internally developed software for use in on-line retail operations was expensed as incurred.

     ACQUIRED SOFTWARE
     The cost of core software acquired as a result of the acquisition of ADB Systemer ASA has been capitalized and is amortized over three years, the estimated useful life of the software.

     TRADEMARKS AND INTELLECTUAL PROPERTY
     Trademarks and intellectual property are recorded at cost and amortized on a straight-line basis over two years. Trademarks and intellectual property acquired as a result of the acquisition of ADB Systemer ASA, and directly attributable to core software, have been capitalized and are amortized over three years, the estimated useful life of the software.

     GOODWILL
     In 2001, the Company adopted the provisions of the Canadian Institute of Chartered Accountants Handbook sections 1581 and 3062, whereby the purchase price of an acquired business is allocated to all assets and liabilities, including identifiable intangible assets based on their fair values. Any purchase price in excess of those fair values is recorded as goodwill. Goodwill must be tested annually for impairment on a fair value basis, and where the carrying value exceeds fair value, a goodwill impairment loss must be recorded. This new accounting policy is effective January 1, 2002 with a transition provision beginning July 1, 2001. Management assessed the carrying value of the goodwill arising from the acquisition of ADB Systemer, and determined that a permanent decline had occurred in the fair value of goodwill at December 31, 2001 based on estimated future cash flows from the business acquired.

     Prior to the adoption of the most recent accounting standards, the excess of the purchase price over the fair value of net assets arising on the acquisition of a jointly controlled company in 1999 was capitalized, and amortized over seven years. Management assessed the carrying value of the goodwill and recorded an impairment provision in 2000 based on estimated future cash flows.

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


     TRANSLATION OF FOREIGN CURRENCIES
     The accompanying consolidated financial statements are prepared in Canadian dollars. All foreign denominated transactions, other than those of self-sustaining subsidiaries, are translated using the temporal method whereby monetary assets and liabilities are translated at the rates in effect on the balance sheet date, non-monetary items at historical rates and revenue and expenses at the average monthly rate. Gains and losses from foreign exchange translations are included in the statements of operations.

     The Company's foreign subsidiaries in the United States, Ireland, the United Kingdom, and Australia are classified as fully integrated with the functional currency being the Canadian dollar. The Company uses the temporal method of foreign currency translation for these operations. Monetary assets and liabilities are translated at the exchange rates in effect on the balance sheet date. Non-monetary assets are translated at historic exchange rates. Revenue and expense amounts are translated using the average exchange rate for the year except amortization of capital assets which are translated at historic exchange rates. Gains and losses from foreign exchange translations are included in the statement of operations.

     The Company's subsidiary in Norway is classified as a self-sustaining operation whereby the functional currency of the operation is the Norwegian krone. The Company uses the current rate method of translation for these operations. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date. Revenue and expenses (including depreciation and amortization) are translated using the average exchange rate for the year. Gains and losses from foreign exchange translations are included as a separate component of shareholders' equity.

     LOSS PER SHARE
     On January 1, 2001, the Company adopted the provisions of The Canadian Institute of Chartered Accountants Handbook section 3500, "Earnings per Share," whereby the treasury stock method of calculating diluted earnings per share is used. For the years presented, all stock options and warrants are anti-dilutive, therefore diluted loss per share is equal to basic loss per share. The basic loss per share calculation is based on the weighted average number of shares outstanding during the year.

     REVENUE RECOGNITION
     a) License and related services agreements
     The Company has agreements to provide software licenses for client-server-based software applications. The Company adopted the provisions of Statement of Position 97-2 "Software Revenue Recognition," and Statement of Position 98-9 "Software Revenue Recognition With Respect to Certain Transactions," in its accounting for revenue recognition on delivery of software licenses. Revenue is recognized on physical delivery for software licenses when undelivered elements are not essential to the functionality of the license. When software licenses are delivered and require additional elements essential to the functionality of the license, such as consulting and implementation services, license revenue is recognized on a percentage of completion basis until all services requisite to the functionality of the license have been delivered and vendor specific objective evidence of the fair value of each component exists. Software licenses are granted for an indefinite term.

     The Company also has agreements to provide maintenance, support, and training services. Revenue from maintenance and support agreements is recognized over the term of the agreement. Revenue from training services is recognized when these services are provided.

     The Company also has agreements that principally include the provision of a software license, but also contain additional deliverable elements, such as the provision of upgrades and hosting services. For these contracts, where vendor-specific objective evidence criteria for independent recognition of revenue elements do not exist, revenue is recognized over the term of the agreement or three years when a revenue sharing arrangement exists. Revenue from net revenue sharing arrangements is recorded as received.

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


     b) E-commerce enabling agreements
     The Company has agreements where it has become an e-commerce enabler to various businesses. The Company adopted the provisions of Statement of Position 98-9, "Software Revenue Recognition," issued by the American Institute of Certified Public Accountants in its accounting for multiple element e-commerce enabling agreements. The Company's multiple element e-commerce enabling agreements are comprised of revenue for providing consulting, implementation, training, and hosting services. Revenue from individual elements of each contract is recognized when vendor-specific objective evidence exists to determine the fair value of individual contract elements. When vendor specific objective evidence exists, consulting, implementation, and training elements are recognized as services are provided and the hosting element is recognized ratably over the term of the contract. In the absence of vendor specific objective evidence, the Company defers and amortizes all revenue from individual contract elements ratably over the term of the contract.

     c) Sale of retail products and related activities
     Revenue from product sales, commission, shipping, and handling is recognized when goods are shipped to customers. The Company curtailed its on-line retail operations in October 2000. During 2002, the non-consolidated investee, Bid.Com Ltd. resumed on-line retail activities (Note 19(a)).

     DEFERRED REVENUE
     Deferred revenue is comprised of the unrecognized portion of consulting and implementation fees received in maintenance and support e-commerce enabling agreements, and the unrecognized portion of license, installation, and consulting revenue on the sale of software licenses and related services.

     CUSTOMER ACQUISITION COSTS
     Customer acquisition costs are comprised of the calculated fair value of common share purchase warrants issued to customers in return for certain agreements. These amounts are deducted from gross revenue to the extent that revenue is earned, and are otherwise included in general and administrative expenses. The fair value of these warrants is calculated based on the Cox-Rubinstein binomial valuation model.

     DEFERRED CHARGES
     Deferred charges are comprised of expenditures incurred in obtaining a demand loan and issuance of secured subordinate notes and are amortized over their terms on a straight-line basis.

     SECURED SUBORDINATED NOTES
     Financial instruments that contain both a liability and an equity element are required to have the instrument's component parts classified separately under Canadian GAAP. The Company uses the Cox-Rubinstein binomial valuation model to determine the fair value of the conversion feature at the issue dates of convertible secured subordinated notes and discloses the liability and equity components separately on its balance sheet. U.S. GAAP does not permit separate disclosure of different elements of a financial instrument in the financial statements. The impact of this difference in U.S. GAAP from Canadian GAAP is disclosed in the notes to these financial statements under Reconciliation of U.S. GAAP (Note 20).

     STOCK-BASED COMPENSATION
     Under Canadian generally accepted accounting principles, stock options granted to employees are not required to be recorded in the accounts of the Company. Stock options to employees under U.S. GAAP are accounted for in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, under both Canadian and U.S. GAAP no accounting recognition is given to stock options granted to employees at fair market value until they are exercised. Upon exercise, proceeds are credited to shareholders' equity.

     The Canadian Institute of Chartered Accountants issued Handbook section 3870, "Stock-based Compensation and Other Stock-based Payments," effective January 1, 2002. The impact of this standard is disclosed in Note 9 to the financial statements. The impact of Statement of Financial Accounting Standards (SFAS) 123, "Accounting for Stock-Based Compensation," is disclosed in the notes to these financial statements under Reconciliation of U.S. GAAP (Note 20).

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


     Stock-based compensation to third parties is recognized and recorded in the accounts of the Company at the fair market value of the equity instrument as determined by the Cox-Rubinstein binomial valuation model.

     INCOME TAXES
     The Company accounts for income taxes in accordance with the liability method. The determination of future tax assets and liabilities is based on differences between the financial statement and income tax bases of assets and liabilities, using substantively enacted tax rates in effect for the period in which the differences are expected to reverse. Future tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized.

     USE OF SIGNIFICANT ACCOUNTING ESTIMATES
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.


4.   CAPITAL  ASSETS

                                                      2002                                         2001
                                     --------------------------------------        --------------------------------------
                                                 Accumulated       Net Book                     Accumulated      Net Book
                                     Cost       Amortization        Value          Cost        Amortization       Value
                                     ----       ------------       --------        ----        ------------      --------
                                                                        (in thousands)
     Computer hardware             $ 2,659        $  2,423          $ 236        $ 2,889        $  1,949         $   940
     Furniture and  fixtures           465             268            197            468             201             267
     Leasehold   improvements          151             141             10            151             129              22
     Building                            -               -              -            105               2             103
                                   -------        --------          -----        -------        --------         -------
                                   $ 3,275        $  2,832          $ 443        $ 3,613        $  2,281         $ 1,332
                                   =======        ========          =====        =======        ========         =======



5.   DEFERRED CHARGES

     The Company incurred $874,000 of expenditures in obtaining a demand loan (Note 6). These expenditures are being amortized on a straight-line basis over the term of the loan, which matures on June 30, 2003. The Company also incurred financing costs of $150,000 in connection with private placements entered into during the year (Note 9(e)(i) and (ii)). At December 31, 2002, $511,000 of amortization expense has been incurred.


6.   DEMAND LOAN

     During the year ended December 31, 2002, the Company entered into a series of agreements which resulted in the completion of a series of transactions (collectively the "Transaction") whereby the Company received a secured demand loan in the aggregate principal amount of $2,000,000. The loan carries an interest rate of 12% compounded monthly, and is secured by a general security agreement on the assets of the Company and a pledge of the shares of the Company's Norwegian subsidiary. The loan matures on the earlier of June 30, 2003 and demand for repayment by the lender. The Company may at its discretion repay the loan in cash or transfer to the lender 100% of the issued shares of Bid.Com Ltd. in full settlement of the outstanding principal amount and accrued interest then owing to the lender (Note 19(a)).

     The Company and each of its subsidiaries indemnify the lender against losses incurred arising from inaccuracies in representations provided to the lender, breaches of any covenants or agreements and obligations or liabilities of any kind to the Company not set forth in the loan agreement between the Company and the lender.

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

7.   SECURED SUBORDINATED NOTES

     During the year ended December 31, 2002, the Company issued a total of $1.12 million in principal of secured subordinated notes (collectively the "Notes") in four series. Series A, B, and C notes were issued to Stonestreet Limited Partnership ("Stonestreet") and Series D notes were issued to private investors including directors and/or senior officers. Series A, B, and D notes are due December 31, 2004, at an interest rate of 8%. Series C notes are due December 31, 2004, and bear interest at 8%, which is payable only from and after maturity or upon conversion or in an event of default. On October 22, 2002, after obtaining shareholder approval, Series A, B, and D notes became convertible into units at $0.12 per unit at the option of the holder. Each Series A, B, and D unit consists of one common share and one-half common share purchase warrant, with each whole warrant exercisable into one common share at $0.14. Series C notes also became convertible into common shares at a conversion price of $0.12 per share at the option of the holder or at the option of the Company (see also Note 9(e(ii)) and 9(f(iii))).

     The Company issued $120,000 in Series C notes in exchange for the waiver of certain US registration rights granted to Stonestreet pursuant to a subscription agreement dated April 25, 2002 (Note 9(e(i))). Accordingly, the Company has recorded the issuance of the Series C notes as secured subordinated notes in shareholders' equity. In the event of conversion of all Series A, B, and C notes, Stonestreet would, combined with its previous private placement investments, own 13.15 million common shares of the Company representing 24% of the outstanding shares of the Company.

     The Series D secured subordinated notes included $135,000 issued to four directors or senior officers of the Company.

     As part of this private placement, the Company has issued 150,000 common share purchase warrants to an associate of Stonestreet in partial consideration for securing such placement and for due diligence services. Each such warrant entitles the holder to purchase one common share of the Company for $0.14 at any time up to and including December 31, 2004.

     As required by Canadian GAAP, the Company has separated the liability and equity components of the Series A, B, and D secured subordinated notes. Using the Cox-Rubinstein binominal valuation model, the Company has determined the fair value of the conversion feature and attached warrants at the issue dates of the secured subordinated notes. The fair values of the conversion feature of the units, comprised of shares and attached warrants, and liability component of the secured subordinated notes issued were $636,000, $300,000 and $64,000, respectively. The $64,000 liability component is being accreted to $1 million over the term of the Series A, B, and D notes through the recording of non cash interest expense until such date at which the underlying notes are converted into common shares.

     Secured subordinated notes with a nominal value of $915,000 were converted to units during the year. None of the warrants attached to the units have been converted to common shares.

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

8.   INCOME TAXES

     Effective January 1, 2000, the Company adopted accounting for income taxes under the liability method. Under the liability method, a future tax asset is recorded based upon tax losses carried forward and differences in tax and accounting values in the Company's assets and liabilities. The tax asset is reduced by a valuation allowance to the extent that it is more likely than not that the asset would not be realized. The valuation allowance will be reviewed and adjusted as appropriate for each reporting period. At December 31, 2002 and 2001, the Company established the valuation allowance at 100% of the future tax asset.

                                                                  2002        2001
                                                                  ----        ----
                                                                    (in thousands)
Future tax asset
         Tax losses carried forward (a))                        $ 4,215    $ 25,398
         Difference in tax and accounting valuations
            for capital assets and investments (b)                 (305)      4,241
                                                                -------    --------
                                                                  3,910      29,639
         Valuation allowance                                     (3,910)    (29,639)
                                                                -------    --------
Future tax asset                                                $     -    $      -
                                                                =======    ========
Provision for income taxes
          Income taxes at statutory rate                        $(2,781)   $ (7,062)
          Tax losses carried forward                              2,665       4,455
          Difference in tax and accounting valuations
            for capital assets and investments                      111      (1,178)
          Permanent differences for tax and accounting income         5       3,785
                                                                -------    --------
         Provision for income taxes                             $     -    $      -
                                                                =======    ========

(a) The future tax asset for 2002 reflects a reduction in tax losses carried forward attributable to Bid.Com Ltd. of $23.848 million in respect to prior years as Bid.Com Ltd. is not consolidated.

(b) The future tax asset for 2002 reflects a reduction in the difference in tax and accounting valuations for capital assets and investments carried forward attributable to Bid.Com Ltd. of $4.657 million in respect to prior years. Included in future tax asset difference in tax and accounting valuations for capital assets and investments for 2001 are $138,000 acquired on acquisition of ADB Systemer.

The Company's tax loss carryforwards at December 31, 2002 expire as follows:

                                      (IN THOUSANDS)
                                      --------------
               2008                          $ 3,992
               2009                            1,576
               2010                            2,927
               2011                            1,044
               2012                            2,967
               2013                            1,140
                                             -------
                                             $13,646
                                             =======

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

9.     SHARE CAPITAL

       a)  Authorized

           Unlimited number of common shares
           Unlimited number of preference shares - issuable in series

       b)  Share consolidation

           On October 11, 2001, the Company's shareholders approved a two-for-one share consolidation. All share and option figures contained in these financial statements have been adjusted retroactively to reflect the share consolidation.

       c)  Common shares

                                                 2002                2001
                                            ----------------    ----------------
                                            Common              Common
                                            Shares    Amount    Shares    Amount
                                            ------   -------    ------   -------
                                            (IN THOUSANDS OF SHARES AND DOLLARS)
Opening balance                             38,185   $93,568    27,319   $83,724

Issued for cash:
   Exercise of options (Notes 9(d))             30        11         -         -
   Issuance of shares (Note 9(e)(i))         4,300     1,495         -         -
Issuance of shares on conversion of
   debentures (Note 9(e)(ii))                7,625       559         -         -
Issuance of shares on acquisition of ADB
   Systemer ASA  (Note 16)                       -         -    10,866     9,844
                                            ------   -------    ------   -------
Closing balance                             50,140   $95,633    38,185   $93,568
                                            ======   =======    ======   =======

       d)  Stock Options

           (i) The Company has a stock option plan which provides for the issuance of stock options to employees, which may expire as much as 10 years from the date of grant, at prices not less than the fair market value of the common shares on the date of grant. The aggregate purchase price for employee options outstanding at December 31, 2002 was approximately $5.2 million (2001 - $15 million). The Management Resources and Compensation Committee of the Board of Directors reserves the right to attach vesting periods to stock options granted. Certain of the stock options outstanding at the end of 2002 are exercisable immediately, while the remainder have vesting periods attached which range from six months to 36 months. The options expire between 2003 and 2006.

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


        A summary of changes in the stock option plan for the two years ended December 31, 2002 is as follows:

                                     NUMBER OF OPTIONS      AVERAGE PRICE
                                     -----------------      --------------
                                      2002       2001        2002    2001
                                     ------      ----        ----    ----
                                      (IN THOUSANDS)
Opening balance                       2,884     1,924       $5.19   $11.08
Granted                               1,299     1,138        0.43     1.42
Granted as replacement options on
   the acquisition of ADB Systemer
   ASA (Note 16)                          -       773        -        0.36
Exercised                               (30)        -        0.36        -
Cancelled                            (1,360)     (951)       6.78     8.82
                                     ------     -----       -----   ------
Closing balance                       2,793     2,884       $1.84   $ 5.19
                                     ------     -----       -----   ------
Exercisable, end of year              1,981     1,391       $2.51   $ 9.62
                                     ------     -----       -----   ------
Options remaining for issuance
  under stock option plan               853     1,005
                                     ======     =====

                                             WEIGHTED
                          NUMBER             AVERAGE       WEIGHTED            NUMBER
       RANGE OF       OUTSTANDING AT        REMAINING      AVERAGE         EXERCISABLE AT         WEIGHTED
       EXERCISE       DECEMBER 31, 2002     CONTRACTUAL    EXERCISE      DECEMBER 31, 2002         AVERAGE
        PRICES         (IN THOUSANDS)          LIFE         PRICE         (IN THOUSANDS)        EXERCISE PRICE
      ----------      -----------------     -----------    ---------     -----------------      --------------
       $.35-$.50                1,512        1.9 years        $ 0.42                   779            $ 0.40
       $.60-$.90                  639        1.1 years        $ 0.65                   598            $ 0.64
           $2-$3                  235        1.4 years        $ 2.60                   208            $ 2.60
           $4-$6                  229        0.9 years        $ 5.59                   219            $ 5.60
         $12-$16                  178        0.4 years       $ 13.95                   177           $ 13.87
                                -----                                                -----
                                2,793                                                1,981
                                =====                                                =====



          (ii) The Company also had stock options outstanding to third parties at December 31, 2002. The aggregate purchase price for third-party stock options outstanding at December 31, 2002 was $730,000 (2001 - $1,484,000). These options expire between 2003 and 2004. A summary of changes in the stock options to third parties for the two years ended December 31, 2002 is as follows:

                                      NUMBER OF OPTIONS        AVERAGE PRICE
                                      -----------------      ------------------
                                       2002       2001       2002        2001
                                       ----       ----       ----        ----
                                       (IN THOUSANDS)
          Opening balance               289        71        $5.13       $15.48
          Granted                         2       223         0.34         1.74
          Exercised                       -         -            -            -
          Cancelled                     (38)        -        17.76            -
                                        ---       ---        -----       ------
          Closing balance               253       289        $2.88       $ 5.13
                                        ---       ---        -----       ------
          Exercisable, end of year      253       282        $2.88       $ 5.14
                                        ===       ===        =====       ======

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    e)   Private Common Share Placement

         (i) On April 25, 2002, the Company entered into an agreement with Stonestreet for a $1.1 million private placement resulting in net proceeds of $945,000 after deducting costs of issue of approximately $155,000. As a result, the Company issued 3.3 million common shares and 1 million warrants exercisable into common shares at US$0.35 per share. On December 17, 2002, Stonestreet exercised all of these warrants for proceeds of $550,000 (Note 9(f(ii)))

         (ii) On August 30, 2002, the Company entered into a private placement agreement of secured subordinated notes (Series A, B, and D notes) with Stonestreet and a group of private investors for total gross proceeds of $1 million (see Note 7).

                Pursuant to the agreement with Stonestreet dated April 25, 2002, the Company also issued a $120,000 secured subordinated note (Series C) in exchange for the waiver of certain US registration rights granted to Stonestreet.

                On October 22, 2002, after obtaining shareholder approval, the above-noted debt instruments became convertible into units at the option of the holder. Each Series A, B, and D unit consists of one common share and one-half common share purchase warrant. Series C notes also became convertible into common shares at a conversion price of $0.12 per share at the option of the holder or at the option of the Company. Upon conversion, the Company will issue 9.333 million common shares for no additional consideration and 4.167 million warrants exercisable into an equal number of common shares at $0.14 per share. As at December 31, 2002, the Company had issued a total of 7.625 million common shares and 3.313 million warrants upon conversion of debt instruments. None of the 3.313 million warrants had been converted into common shares at December 31, 2002.

                The remaining number of common shares and warrants to be issued upon the above noted secured subordinated notes are 1.708 million shares and 854,000 warrants.

         (iii) On June 16, 2000, the Company issued 450,395 common shares at a price of $6.98 per share in a private placement. The Company received net proceeds of $3.12 million (after deducting costs of issue of approximately $21,000). Pursuant to the agreement to issue common shares, the Company issued 0.4 share purchase warrants for each common share, entitling the investee to 180,158 additional shares at a price of US$5.36 per share. These share purchase warrants expired on June 16, 2002.

    f)   Share Purchase Warrants under Private Placement Equity Issues

         A summary of changes in the warrants issued to investors and proceeds which would be realized if exercised for the two years ended December 31, 2002 is as follows:

                                                 2002                    2001
                                           ------------------     -----------------
                                           Warrants   Amounts     Warrants  Amounts
                                           -----      ------      ------    --------
                                                         (in thousands)
Opening balance                            1,300      $9,743       1,620    $ 28,074
Granted (Note 9(f(ii),(iii),(iv)))         6,513       1,962           -           -
Granted as replacement warrants on
acquisition of ADB Systemer ASA
(Notes 9(f(i)) and 16)                         -           -         608         219
Cancelled (Note 9(e(iii) and f(iv)))        (692)     (9,524)       (928)    (18,550)
Exercised (Note 9(f(ii)))                 (1,000)       (550)          -           -
                                           -----      ------       -----    --------
Closing balance                            6,121      $1,631       1,300    $  9,743
                                           =====      ======       =====    ========

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


        i) Acquisition of ADB Systemer ASA

        On October 11, 2001, the Company acquired 98.3% of the outstanding common shares of ADB Systemer ASA. As a result of the acquisition, the Company issued 607,600 share purchase warrants with a strike price of two Norwegian kroner, in exchange for 700,000 share purchase warrants in ADB Systemer ASA. These warrants retain all of the characteristics of the original warrants and have specific exercise dates of March 31, 2002 and March 31, 2003, expiring March 31, 2003 (see Note 16).

        ii) Private Placement

        On April 25, 2002, the Company issued 1 million warrants at US$0.35 per warrant as part of a private placement with Stonestreet (Note 9(e(i))). These warrants were converted into common shares on December 17, 2002 for proceeds of $550,000. Pursuant to the April 25, 2002 private placement, the Company issued 50,000 warrants to an associate of Stonestreet for partial consideration in securing the funding and due diligence services. These warrants expire on April 25, 2005 and are convertible into common shares at US$0.35 per common share.

        iii) Convertible Subordinated Debentures

        During the year, the Company issued a total of 3.313 million warrants convertible into one common share at $0.14 per share to a number of private investors (see Note 9(e)(ii)). These warrants remained unconverted at December 31, 2002. Pursuant to the August 30, 2002 private placement, the Company issued 150,000 common share purchase warrants to an associate of Stonestreet for partial consideration in securing the placement and due diligence services. These warrants expire December 31, 2004 and are convertible into common shares at $0.14 per common share.

        iv) Strategic Marketing Agreement


        On March 28, 2000, pursuant to a strategic marketing agreement with one of its key customers, the Company issued 512,500 common share purchase warrants at a price of $15.80 per warrant. Each common share purchase warrant entitles the holder to acquire one common share. These warrants had been fully vested and were cancelled on December 13, 2002. On December 13, 2002, the Company issued 2 million warrants convertible into common shares of the Company to this customer at an exercise price of $0.45 under a two-year term from date of issuance. The vesting of warrants was based on achieving a number of performance objectives.

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


     (g) The following table sets forth the computation of basic and diluted loss per share.

                                                         2002           2001           2000
                                                         ----           ----           ----
                                                     (in thousands, except per share amounts)
NUMERATOR:
Net Loss (numerator for basic loss
   per share applicable to common shares)             $ (9,364)     $ (18,714)     $ (20,366)
                                                      --------      ---------      ---------
DENOMINATOR:
Weighted average shares (denominator for basic
loss per share)                                         41,968         29,130         26,844
                                                      --------      ---------      ---------
Basic loss per share                                  $  (0.22)      $  (0.64)     $   (0.76)
                                                      --------      ---------      ---------

           For each year ended, the Company excluded the effect of all stock options and warrants as their impact would have been anti-dilutive.

     (h)   Stock-based compensation to employees

           The Company adopted the provisions of Canadian Institute of Chartered Accountants Handbook section 3870 effective January 1, 2002. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. The Company does not record compensation expense for stock options granted to employees. Upon exercise, proceeds are recorded to shareholders' equity.

           Under Canadian generally accepted accounting principles, the Company is required to disclose the pro-forma net income (loss) and pro-forma income (loss) per share had the Company adopted the fair value method of accounting for stock based compensation awarded on or after January 1, 2002. The following outlines the impact and assumptions used if the compensation cost for the Company's stock-based employee compensation plans was determined under the fair value based method of accounting for awards granted on or after January 1, 2002 using the Cox-Rubinstein binomial valuation model:

                                                               2002
                                                               ----
            Dividend yield                                        -
            Risk free interest rate                            3.69%
            Volatility                                       131.51%
            Expected term, in years                            2.00

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


           If the estimated fair values of the Company's stock options to employees had been amortized to expense over the vesting period of the awards as specified under CICA 3870, the loss attributable to common shareholders and the basic and diluted loss per share on a pro forma basis (as compared to such items as reported) would have been:

                                                              2002
                                                         -------------
                                                         (in thousands
                                                        except per share
                                                            amounts)
Loss attributable to common shareholders
    As reported                                             $ (9,364)
    Pro forma                                               $ (9,608)
Basic and diluted loss per share
    As reported                                             $  (0.22)
    Pro forma                                               $  (0.23)


10.    FINANCIAL INSTRUMENTS

       Foreign exchange risk
       The Company's revenue from software licensing and related services and e-commerce enabling agreements is transacted in various currencies including the Canadian dollar, U.S. dollar, UK pound, Euro, and Norwegian krone. Correspondingly, operating expenses related to these activities are transacted in the above denoted currencies. The Company does not use derivative instruments to manage exposure to foreign exchange fluctuations. The Company incurred $28,938 in foreign exchange losses in 2002 (2001 - $94,968; 2000 - $4,225).

       The Company transacts the majority of its retail product sales and purchases in U.S. dollars.

       Interest rate risk
       The Company has limited exposure to fluctuations in interest rates. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

       Credit risk
       Credit risk arises from the potential that a customer will fail to meet its contractual obligations under a software licensing and related services agreement or an e-commerce enabling agreement.

       Fair value
       Fair value of monetary assets and liabilities approximate amounts at which they would be exchanged between knowledgeable and unrelated persons. The amounts recorded in the financial statements approximate fair value.

       Equity Instruments
       During 2001, the Company was exposed to fair value fluctuations of publicly-traded common shares received in connection with the disposal of one of its strategic investments. To mitigate this risk, the Company engaged in the purchase of call and the sale of put options. The Company did not engage in the purchase of call or put options exceeding the number of shares held. As at January 31, 2002, all common shares and related call and put options had been disposed of.

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

11.    COMMITMENTS AND CONTINGENCIES

       (a) Minimum payments under operating leases during the next three years are as follows:

                                                                  (IN THOUSANDS)
                                                                  --------------
                             2003                                     $ 811
                             2004                                       299
                             2005                                        51


       (b) As a result of a review of statutory reporting obligations regarding employee benefits, the Company has identified a potential for non-compliance. The employees and regulators concerned have been notified. The probability and amount of any potential liability relating to this situation is presently not determinable.

       (c) The Company has entered into compensation arrangements with certain of its employees. In the event of involuntary termination, the Company may be liable for potential payments totalling $610,000 to these employees.

       (d) The Company entered into a licencing agreement with NCR Corporation on April 29th, 2002. The agreement provides the Company with access to specific technology patents over a seven year period for US$100,000 annually.


12.    CHANGE IN NON CASH OPERATING WORKING CAPITAL

                                        2002              2001            2000
                                        ----              ----            ----
                                                      (IN THOUSANDS)
Accounts receivable                   $  (522)         $   (12)         $   210
Inventory                                   -                -              155
Deposits and prepaid expenses             (45)             251            3,399
Accounts payable                          224           (1,040)          (2,391)
Accrued liabilities                       427                5           (1,093)
Deferred revenue                          (23)          (2,121)             542
                                      -------          -------          -------
                                      $    61          $(2,917)         $   822
                                      =======          =======          =======

13.    RETAIL ACTIVITIES

       The Company ceased its on-line retail activities in October 2000, however, in 2001 it was required to settle certain amounts payable relating to product sales of previous years. These amounts were not previously anticipated and did not recur in 2002.

       In connection with these on-line retail activities, the Company held special promotional pricing to stimulate new bidder registrations and first-time sales. The Company incurred $558,000 in special promotional pricing costs in 2000, which were included in advertising and promotion. No promotional pricing expense was incurred in 2001 and 2002.

       The Company's non-consolidated investment, Bid.Com Ltd., recommenced on-line retail activities in 2002 (Note 19(a)).

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



14. REALIZED GAINS AND LOSSES ON DISPOSAL OF MARKETABLE SECURITIES, STRATEGIC INVESTMENTS AND CAPITAL ASSETS, AND RECOVERY OF ASSETS

                                                                    2002        2001     2000
                                                                    ----        ----     ----
                                                                            (IN THOUSANDS)
   Gain on disposal of strategic investment (Note 14(a) and (b))   $    41    $     6   $20,697

   Gain on disposal of capital assets (Note 14(c))                      23          -         -

   (Loss) gain on disposal of marketable securities (Note 14(d))      (149)     3,656       249

   Gain on disposal on Point 2 (Note 14(e))                              -      2,249         -

   Recovery of Point2 receivable (Note 14(e))                            -        811         -
                                                                   -------    -------   -------
                                                                   $   (85)   $ 6,722   $20,946
                                                                   =======    =======   =======

       (a) During 2002, the Company disposed of its strategic investments, resulting in cash proceeds of $126,000 and a realized gain of $41,000.

       (b) In August 2000 the Company's investment in Quack.com Inc. was acquired by America Online Inc. (AOL). In exchange for its shares in Quack.com Inc., the Company received 278,027 unregistered shares of AOL valued at $21.9 million, resulting in a gain of $20.7 million.

       (c) During 2002 the Company disposed of capital assets that were no longer required due to restructuring efforts, resulting in a gain of $23,000.

       (d) The Company disposed of 120,000 of its AOL shares in November 2000, and recognized a gain of $249,000. In January 2001, the Company's unregistered AOL shares became freely trading and the Company sold 122,801 shares for gross proceeds of $10.0 million, realizing a gain of $3.7 million. In January 2002, the Company sold its remaining shares for gross proceeds of $1.3 million and a realized loss of $143,000.

       (e) In May 2001, the Company sold its equity interest in Point2 Internet Systems Inc. (Point2) for $2.7 million in cash. The Company realized a gain of $2.2 million, and recovered a receivable from Point2 that had been provided for in 2000.


15. UNREALIZED GAINS AND LOSSES ON REVALUATION OF MARKETABLE SECURITIES AND STRATEGIC INVESTMENTS, AND PROVISION FOR IMPAIRMENT OF ASSETS

                                                           2002        2001      2000
                                                           ----        ----      ----
                                                                  (IN THOUSANDS)
Revaluation of  strategic investments (Note 15(a))      $    (24)   $ (1,510)   $ (5,600)
Revaluation of marketable securities (Note 15(b))              -           -      (4,846)
Provision for impaired assets (Note 15(c))                     -        (925)          -
Provision for receivable from Point2 (Note 15(d))              -           -        (802)
Provision for impaired intangible assets (Note 15(e))          -           -        (401)
Provision for non-trade receivable                             -           -         (48)
                                                        --------    --------    --------
                                                        $    (24)   $ (2,435)   $(11,697)
                                                        ========    ========    ========

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


     (b) The Company reviewed the carrying value of each of its strategic investments and determined that in light of recent financial performance of each investment and market conditions, the decline in value of these investments was other than temporary, and a revaluation was required.

     (c) The Company reviewed the market value of its shares in America Online Inc, at December 31, 2001 and 2000, and determined that a mark to market adjustment was required.

     (d) The Company reviewed the carrying value of a prepaid advertising asset during the first quarter of 2001 and determined the future value of this asset had been significantly reduced as a result of recent market conditions and changes to the Company's business-to-business marketing strategy.

     (e) As a result of reviewing the carrying value of its investment in Point2, the Company determined that a portion of the receivable from that investee was not recoverable as at December 31, 2000.

     (f) The Company determined that the intangible assets of Point2 had become permanently impaired as at December 31, 2000.

16.  ACQUISITION OF ADB SYSTEMER ASA

       On October 11, 2001, the Company acquired 98.3 per cent of the outstanding shares of ADB Systemer of Sola, Norway. ADB Systemer was a publicly-traded software vendor focused on enterprise asset management and integrated electronic procurement. ADB Systemer has wholly-owned subsidiaries in the United States and in the United Kingdom.

       The purchase price for 12,518,493 of the outstanding ADB Systemer common shares was $13.762 million. The purchase price was comprised of $2.293 million in cash, $9.844 million of common stock issued from treasury, acquisition costs of $765,000, employee stock options with a fair market value of $576,000 granted to ADB Systemer employees as replacement options and warrants with a fair market value of $284,000 issued to ADB Systemer warrant holders as replacement warrants. Common stock issued from treasury totaled 10,866,052 shares (21,732,104 pre-consolidation) with a value of $9.844 million based on a five-day trading average before and after September 10, 2001, the date the acquisition was announced to the general public. The purchase price for ADB Systemer did not include any contingent payments, options, or commitments. The purchase price of $13.762 million was allocated as follows:

                                                                                2001
                                                                           --------------
                                                                           (IN THOUSANDS)

                 Net monetary assets (including cash of $814)                  $   418
                 Capital assets                                                    308
                 Contractual agreements                                            177
                 Acquired software and related intellectual property             3,383
                 Goodwill                                                        9,476
                                                                              --------
                 Total purchase price                                         $ 13,762
                                                                              ========

       ADB Systemer's operations were consolidated after the effective date of the acquisition, October 11, 2001.

       The amortization periods for contractual agreements and software and related intellectual property are 12 and 36 months respectively. Goodwill is not amortized, but will be subject to an impairment test where the carrying value of goodwill would be compared to its fair value. In the event the carrying value of goodwill exceeds its fair value, a goodwill impairment will be recorded. At December 31, 2001, the carrying value of goodwill was tested for impairment, and it was determined that a goodwill impairment of $9.476 million was required. Goodwill is not deductible for tax purposes.

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


17.   INVESTMENT IN A JOINTLY CONTROLLED COMPANY

      In 1999 the Company acquired a 51 per cent interest in Point2 Internet Systems Inc. ("Point2") by issuing $2,500,000 of common shares and common share purchase warrants to acquire $2,000,000 of common shares for no additional consideration. The warrants were exercised in 2000.

      The Company acquired 51 percent of the shares of Point2 but only elected 50 percent of the board of directors. The investment was accounted for on a proportionate consolidation basis and the Company recorded its proportionate share of revenue and expenses, assets and liabilities from the date of acquisition. Of the total purchase price, $134,000 was allocated to current assets, $521,000 to non-current assets and $28,000 to current liabilities resulting in goodwill of $2,044,000. An additional $2,000,000 of goodwill arose on the exercise of two warrants during 2000. At December 31, 2000, the Company provided $3,593,000 for the unamortized portion of goodwill (Note 18).

      In May 2001, the Company sold its equity interest in Point2 for $2,600,000 in cash. The Company realized a gain of $2,200,000, and recovered a receivable from Point2 provided for in 2000.

      Condensed income statement and cash flow information for Point2 for the five month period ended May 31, 2001, and the year ended December 31, 2000, is as follows:

                                                                2001             2000
                                                                ----             ----
                                                                    (IN THOUSANDS)
            Revenue                                             $192            $  348
            Net loss                                             293
                                                                                 3,003
            Change in cash resources                               -               (14)


18.   GOODWILL IMPAIRMENT

      The Company reviewed the carrying value of goodwill acquired in connection with the acquisition of ADB Systemer. The carrying value of goodwill was tested against its fair value and it was determined that a goodwill impairment of $9.476 million was required at December 31, 2001 (Note 16). For the year ended December 31, 2002 a goodwill impairment of $14,000 was recorded on goodwill acquired in connection with the purchase of shares of the non-controlling interest shareholders of ADB Systemer. The permanent decline in the fair value arose on a downturn in economic conditions resulting in lower than previously anticipated cash flows.

      The Company determined that the carrying value of goodwill acquired in connection with the acquisition of Point2 had become permanently impaired at December 31, 2000 (Note 17).

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

19.   RELATED PARTY TRANSACTIONS

          a. On August 30, 2002, the Company entered into a series of agreements with a lender, an unrelated party, whereby the lender granted to the Company a secured loan in the aggregate principal amount of $2 million (Note 6). The Company and the same unrelated party also entered into an arrangement whereby on-line retail operations will be conducted by Bid.Com Ltd. These operations will utilize the on-line retail technology, experience and expertise of the Company developed and operated under the name "Bid.Com International Inc." in the on-line selling of consumer products to be supplied by the lender.

          The loan matures on the earlier of June 30, 2003 or upon demand for repayment by the lender. The Company will have the right after June 1, 2003 or upon demand for payment to repay the loan in cash or to transfer to the lender 100 percent of the issued shares of Bid.Com Ltd. in full settlement of the outstanding principal and accrued interest owing to the lender.

          The Company owns 100 per cent of the issued and outstanding shares of Bid.Com Ltd., but has determined that, for accounting purposes, consolidation of Bid.Com Ltd. is not appropriate. This determination is based upon the Company's evaluation of its continuing ability to determine the strategic operating policies of Bid.Com Ltd. without the cooperation of others, its ability to obtain future economic benefits from the resources of Bid.Com Ltd., and its exposure to the related risks of ownership. Therefore, the Company accounts for its investment in Bid.Com Ltd. on the equity basis. The Company is not exposed to losses incurred by Bid.Com Ltd., and accordingly this investment is carried at a nominal amount. U.S. GAAP requires consolidation of the investment in Bid.Com Ltd. in the financial statements. The impact of this GAAP difference from Canadian GAAP is disclosed in Note 20.

          Condensed balance sheet information for Bid.Com Ltd. as at December 31, 2002 is as follows:

                                                                     2002
                                                                --------------
                                                                (IN THOUSANDS)
                 Current assets                                    $   435
                 Capital assets                                         71
                 Current liabilities                                   701
                 Shareholder's deficiency                             (195)


           Condensed income statement and cash flow information for Bid.Com Ltd. for the two-month period ended December 31, 2002 is as follows:

                                                                     2002
                                                                --------------
                                                                (IN THOUSANDS)
                 Revenue                                           $   258
                 Net loss                                              195
                 Change in cash resources                              358


           Revenue of $243,000 related to Web-site development, support and maintenance services provided to Bid.Com Ltd. has been included in the consolidated results of the Company for the year ended December 31, 2002. In addition, during the year, the Company charged overhead related costs of $22,000 for rent, connectivity and management fees to Bid.Com Ltd.. These overhead charges have been recorded as a reduction of expenses in the consolidated financial statements for the year ended December 31, 2002.

           At December 31, 2002, accounts receivable includes $59,243 related to unpaid service and overhead fees charged during the year to Bid.Com Ltd.

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


          b. In February 2000, the Company entered into an agreement, valued at $1.5 million in shares in Art Vault Limited, plus a hosting fee and a share of net on-line auction revenues, under which it would provide its on-line auction technology and related services to Art Vault in which certain Directors of the Company, in aggregate, had a controlling interest.

          During 2001 the Company recorded $1 million (2000-$500,000) in revenue relating to this agreement by drawing down deferred revenue. In April 2001, Art Vault went into receivership, and the Company's investment in Art Vault was written down to zero (2000-$281,000).

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


20.   RECONCILIATION OF UNITED STATES GAAP

      The financial statements of the Company have been prepared in accordance with generally accepted accounting principles as applied in Canada, which conform in all material respects with generally accepted accounting principles in the United States, except as noted below.

      (a) Stock-based Compensation to Employees

         The Company adopted the provisions of The Canadian Institute of Chartered Accountants Handbook Section 3870 "Stock-Based Compensation" effective January 1, 2002. In accordance with Canadian GAAP, the Company is not required to recognize compensation expense for employee stock options, however, pro-forma disclosure giving recognition to the fair market value of options granted from January 1, 2002 has been provided in Note 9(h). Stock-based compensation under U.S. GAAP is accounted for in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, under both Canadian and U.S. GAAP no accounting recognition is given to stock options granted at fair market value until they are exercised. SFAS No. 123, "Accounting for Stock-Based Compensation," requires the disclosure of pro forma net income (loss) and earnings (loss) per share had the Company adopted the fair value method since the Company's inception. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. The Company's calculations for employee grants were made using the Cox-Rubinstein binomial model with the following weighted average assumptions:

                                                                       2002          2001         2000
                                                                       ----          ----         ----
      Dividend yield                                                    -              -            -
      Risk free interest rate                                           3.69%          4.02%        6.20%
      Volatility                                                      131.51%        110.54%      105.00%
      Expected term, in years                                           2.00           2.77         3.11

      If the estimated fair values of the Company's stock options to employees had been amortized to expense over the vesting period of the awards as specified under SFAS No. 123, the loss attributable to common shareholders and the basic and diluted loss per share on a pro forma basis (as compared to such items as reported) would have been:

                                                                            2002               2001              2000
                                                                            ----               ----              ----
                                                                                          (IN THOUSANDS)
      Loss attributable to common shareholders under U.S. GAAP
           As calculated (Note 20(g))                                    $ (9,947)       $   (18,728)        $   (20,352)
           Employee stock options expense                                    (797)            (1,601)             (6,118)
                                                                         --------        -----------         -----------
           Pro forma                                                     $(10,744)       $   (20,329)        $   (26,470)
                                                                         --------        -----------         -----------

      Basic and diluted net loss per share:
           As reported                                                   $  (0.24)       $     (0.64)        $     (0.76)
           Pro forma                                                     $  (0.26)       $     (0.70)        $     (0.99)

      (B) COMPREHENSIVE INCOME

      Financial Accounting Standards Board Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," requires disclosure of comprehensive income, which includes reported net earnings adjusted for other comprehensive income. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources.

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



      (c) Marketable Securities

      U.S. GAAP requires that the Company disclose marketable securities into one of three categories: held to maturity; available for sale; or trading. As at December 31, 2002 and 2001, the marketable securities held were classified as follows:

                                                              2002         2001
                                                              ----         ----
                                                               (in thousands)
      Trading                                                $  20      $ 1,462
      Held to maturity                                           -          196
      Available for sale                                         -          173

      (d) Accumulated other comprehensive income

      Under Canadian GAAP, gains and losses from foreign exchange translations of subsidiaries classified as self-sustaining are included in the foreign currency translation component of shareholders' equity. Under U.S. GAAP, these gains and losses are included as a component of comprehensive income
      (loss).

      (e) Financial instruments with liability and equity elements

      Under Canadian GAAP, the secured subordinated notes (see Note 7) are recorded based upon the relative fair values of the liability and equity components of the instruments. The liability component is accreted to the face value of the subordinated notes over the term to maturity until the underlying notes are converted into common shares. Under U.S. GAAP, upon issuance, the secured subordinated notes would have been recorded as a liability and reclassified to equity only upon conversion. Further, under U.S. GAAP, the beneficial conversion feature represented by the excess of the fair value of the shares issuable on conversion of the subordinated notes, measured on the commitment date, over the amount of the proceeds to be allocated to the common shares upon conversion, would be allocated to contributed surplus. This results in a discount on the subordinated notes that is recognized as additional interest expense over the term of the subordinated notes and any unamortized balance is expensed immediately upon conversion of the subordinated notes. Accordingly, for U.S. GAAP purposes, the Company has recognized a beneficial conversion feature of $316,000 (presented net of $68,000 of accretion recorded under Canadian GAAP which is reversed under U.S. GAAP) from the amortization of the discount over the term to maturity of the subordinated notes as well as the unamortized discount for those subordinated notes converted during the year. Canadian GAAP does not require the recognition of any beneficial conversion feature.

      (f) Additional disclosures as required in accordance with U.S. GAAP

      U.S. GAAP requires the disclosure of accrued liabilities that exceed five percent of current liabilities. Included in accrued liabilities at December 31, 2002 are accrued compensation expenses (severance and unpaid vacation) of $482,000 (2001 - $454,000).

      U.S. GAAP requires the disclosure of non-cash interest components incurred during the year. In 2002, the Company incurred $108,000 in non-cash interest expense associated with the issuance of secured subordinated notes (Note 7).

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


      (g) The effect of the differences from Canadian GAAP (Note 20(d) and (e) and (j)) on the Company's financial statements is set out below:


       Consolidated Balance Sheets

                                                                  2002             2001
                                                                  ----             ----
       Cash (Note 20(j))
       Accounts receivable (Note 20(j))                         $ 1,695          $ 2,557
       Capital assets (Note (20(j))                               1,846            1,288
                                                                    514            1,332
       Accounts payable (Note 20(j))
       Accrued liabilities (Note (20(j))                          1,315              841
                                                                  1,615              813
      Secured subordinated notes       Note 20(e))                  131                -

        Shareholders' equity                                        906            8,014

       Consolidated Statements of Operations

                                                         2002           2001          2000
                                                         ----           ----          ----
                                                                   (in thousands)
 Net loss for the year as reported under
   Canadian GAAP                                       $ (9,364)     $(18,714)      $(20,366)
 Adjustments:
     Accretion of interest on secured subordinated
        notes (Note 20(e))                                 (248)            -              -
     Consolidation of investment in associated
        company (Note 20(j))                               (195)            -              -
     Translation of foreign currency                          -           (14)            14
                                                       --------      --------       --------
 Net loss for the year as reported under
   U.S. GAAP                                             (9,807)      (18,728)       (20,352)
 Preferential distribution to shareholder
    (Note 20(k))                                           (140)            -              -
                                                       --------      --------       --------
 Net loss attributable to common shareholders
     under U.S. GAAP                                   $ (9,947)     $(18,728)      $(20,352)
                                                       ========      ========       ========

 Net loss for the year as reported under U.S.
     GAAP                                              $ (9,807)     $(18,728)      $(20,352)
 Accumulated Other Comprehensive Income
    (Loss) (Note 20(d))                                      32            14            (14)
                                                       ========      ========       ========
 Comprehensive Income (Loss) as reported under         $ (9,775)     $(18,714)      $(20,366)
    U.S. GAAP
                                                       ========      ========       ========
Basic and diluted net loss per share                   $  (0.24)     $  (0.64)      $  (0.76)
                                                       ========      ========       ========



      (h) Financial instruments impact of new accounting pronouncements

      Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections", requires that, for fiscal years beginning after May 15, 2002, gains and losses from the early extinguishments of debt no longer be classified as an

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


      extraordinary item, net of income taxes, but be included in the determination of pretax earnings. Management does not expect the adoption of the pronouncement to have any significant effect upon the Company's financial statements.

      Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This statement is effective for exit and disposal activities that are initiated after December 31, 2002. Management does not expect the adoption of the pronouncement to have any significant effect upon the Company's financial statements.

      Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure", provides alternative methods of transitioning to the fair value based method of accounting for stock-based employee compensation. This statement also amends the previous disclosure requirements to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Management does not expect the adoption of the pronouncement to have any significant effect upon the Company's financial statements.

      Financial Accounting Standards Board issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", expanding the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees and requiring the guarantor to recognize a liability for the fair value of an obligation assumed under the guarantee. The disclosure requirements of this Interpretation are effective as of December 31, 2002. Recognition requirements are to be applied prospectively to guarantees issued or modified after December 31, 2002. Management has determined that the adoption of the pronouncement will not have any significant effect upon the Company's financial statements.

      The Canadian Institute of Chartered Accountants issued amendments to Handbook Section 1650 "Foreign Currency Translation" that require, effective January 1, 2002, that all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities which were previously deferred and amortized on a straight-line basis over the remaining useful lives of the related items. Management has determined that the adoption of the new standard did not have a material impact on its financial statements.

      The Canadian Institute of Chartered Accountants issued Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments" that establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services effective January 1, 2002. The impact of the adoption of this new standard has been to provide the additional disclosure in Note 9(h).

      The Canadian Institute of Chartered Accountants implemented Accounting Guideline "Hedging Relationships" effective for fiscal years after July 1, 2003, which establishes certain conditions for when hedge accounting may be applied. As the Company does not establish hedging relationships, the adoption of this guideline is not expected to have any significant effect on the Company's financial statements.

      The Canadian Institute of Chartered Accountants issued a revised Handbook
      Section 3475 "Disposal of Long-Lived Assets and Discontinued Operations" that establishes criteria for the classification of long-lived assets as "held for sale" and requires that long-lived assets that are to be disposed of by sale be measured at the lower of carrying value or fair value less cost to sell. This new Section is effective for disposal activities initiated by the enterprise's commitment to a plan on or after May 1, 2003. Management does not expect the adoption of the new standard to have a material impact on its financial statements.

      The Canadian Institute of Chartered Accountants issued Handbook Section 3063 "Impairment of Long-Lived Assets" effective for fiscal years beginning on or after April 1, 2003. This Section requires that impairment for long-lived assets held for use be determined by a two-step process, with the first step determining when impairment is recognized and the second step measuring the amount of the impairment. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds the sum of the

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


      undiscounted cash flows expected to result from its use and eventual disposition and is measured as the amount by which the long-lived asset's carrying amount exceeds its fair value. Management does not expect the adoption of the new standard to have a material impact on its financial statements.

      (i) Operating Loss

      U.S. GAAP requires that the Company disclose operating loss. Operating loss of the Company for the year was $9.232 million, comprised of net loss of $9.364 million plus realized and unrealized gains and losses on marketable securities and strategic investments of $132,000 (2001 - $20.866 million, comprised of net loss of $18.714 million less $2.152 million; 2000 - $30.866 million, comprised of net loss of $20.366 million less $10.500 million).


      (j) Investment in associated company

      U.S. GAAP requires consolidation of the Company's investment in the associated company described in Note 19(a). The effect of consolidation of this entity upon the Canadian GAAP balance sheet is reported in Note 20(g).

      Consolidation of this associated company causes 2002 consolidated revenue to increase to $5.795 million, and consolidated expenses to change to ending balances as follows: general and administrative expenses - $6.459 million; sales and marketing - $1.901 million; software development and technology - $4.105 million; and depreciation and amortization - $2.611 million, resulting in an increase in loss for the year of $195,000. There is no impact for the 2001 and 2000 fiscal years.

      The impact of consolidation of the Company upon cash flows was to decrease cash outflows from operations for 2002 by $438,000 to $6.007 million, and to decrease cash inflows from investing activities by $80,000 to $1.705 million.

      (k) Preferential distribution to shareholder

      In accordance with U.S. GAAP, the $120,000 Series C secured subordinated debentures (see Note 7) issued in exchange for the waiver of certain US registration rights granted to Stonestreet pursuant to a subscription agreement dated April 25, 2002 (Note 9(e(i))) is recorded as a preferential distribution to Stonestreet and deducted from the net loss to determine net loss attributable to common shareholders under U.S. GAAP. The Series C secured subordinated debentures include a beneficial conversion feature, accordingly, a preferential distribution of $140,000 has been recorded.

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

21.   SEGMENTED INFORMATION

      The Company operates in several reportable geographic segments: North America, Ireland and the United Kingdom, and Norway. The Company has also in the past earned revenue from both retail and non-retail customers.


      Net revenue by Geographic Region:

                           2002             2001           2000
                           ----             ----           ----
                                       (in thousands)
North America            $ 2,182         $ 2,761         $12,254
Ireland and U.K              472             893              86
Norway                     3,126             741               -
                         -------         -------         -------
                         $ 5,780         $ 4,395         $12,340
                         =======         =======         =======

      Assets by Geographic Region

                                             2002                                     2001
                               --------------------------------------    --------------------------------------
                                                               (in thousands)
                               --------------------------------------------------------------------------------
                               Capital Assets    Intangible and other    Capital Assets   Intangible and other
                                                        assets                                   assets
        North America                   $   174               $    518          $    588               $    588
        Ireland and U.K.                     69                      -               449                      -
        Norway                              200                  2,031               295                  3,251
                                        -------               --------          --------               --------
                                        $   443               $  2,549          $  1,332               $  3,626
                                        =======               ========          ========               ========


      Net revenue by Source:

                                    2002            2001             2000
                                    ----            ----             ----
                                               (in thousands)
Non-retail revenue               $  5,780        $  4,455        $  2,402
Retail revenue                          -               -          10,095
Customer acquisition costs              -             (60)           (157)
                                 --------        --------        --------
                                 $  5,780        $  4,395        $ 12,340
                                 ========        ========        ========



      For the year ended December 31, 2002, individual customers accounted for 28 per cent and 13 per cent of net revenue respectively. For the year ended December 31, 2001 one customer accounted for 22 per cent of net revenue and in 2000 no customers accounted for more than 10 per cent of net revenue.

22.   SUBSEQUENT EVENT

      During the period January 1 to May 14, 2003, 833,333 common shares were issued to an officer of the Company for proceeds of $200,000.


23.   CONVENIENCE TRANSLATION


      The financial statements as at December 31, 2002 and for the year then ended have been translated into U.S. dollars using the exchange rate of the U.S. dollar at December 31, 2002 as published by the Federal Reserve Bank of New York (U.S. $1.000 = Cdn. $1.58). The translation was made solely for the convenience of readers in the United States. The translated U.S. dollar figures should not be construed as a representation that the Canadian currency amounts actually represent or could be converted into U.S. dollars.