Form 20-F
period 2003-12-31
ADB SYSTEMS INTERNATIONAL LTD
filed 2004-06-30
CIK 1079171

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .
Commission File No. 001-14835

ADB SYSTEMS INTERNATIONAL LTD.

(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

ONTARIO, CANADA

(Jurisdiction of incorporation or organization)

6725 Airport Road, Suite 201
Mississauga, Ontario L4V 1V2
CANADA
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

59,422,779 Common Shares as of December 31, 2003

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	☐	Item 18	☒

ADB SYSTEMS INTERNATIONAL LTD.

Annual Report on Form 20-F for the Fiscal Year

Ended December 31, 2003

FORWARD LOOKING STATEMENTS

From time to time, we make oral and written statements that may be considered “forward looking statements” (rather than historical facts).  We are taking advantage of the “safe-harbour” provisions of the Private Securities Litigation Reform Act of 1995 for any forward-looking statements we may make from time to time, including the forward-looking statements in this Annual Report.

You can identify these statements when you see words such as “may”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, and other similar expressions.  These forward-looking statements relate, among other items to:

•                                          our future capital needs;

•                                          future expectations as to profitability and operating results;

•                                          our ability to further develop business relationships and revenues;

•                                          our expectations about the markets for our products and services;

•                                          acceptance of our products and services;

•                                          competitive factors;

•                                          our ability to repay debt;

•                                          our ability to attract and retain employees;

•                                          new products and technological changes;

•                                          our ability to develop appropriate strategic alliances;

•                                          protection of our proprietary technology;

•                                          our ability to acquire complementary products or businesses and integrate them into our business; and

•                                          geographic expansion of our business.

We have based these forward-looking statements largely on our current plans and expectations.  Forward-looking statements are subject to risks and uncertainties, some of which are beyond our control.  Our actual results could differ materially from those described in our forward-looking statements as a result of the factors described in the “Risk Factors” included elsewhere in this Annual Report, including, among others:

•                                          the timing of our future capital needs and our ability to raise additional capital when needed;

•                                          our limited operating history in our current business as a combined entity;

•                                          increasingly longer sales cycles;

•                                          potential fluctuations in our financial results and our difficulties in forecasting;

•                                          volatility of the stock markets and fluctuations in the market price of our stock;

•                                          your ability to buy and sell our shares on the Over the Counter Bulletin Board;

•                                          our ability to compete with other companies in our industry;

•                                          our ability to repay our debt to lenders;

•                                          our ability to retain and attract key personnel;

•                                          risk of significant delays in product development;

•                                          failure to timely develop or license new technologies;

•                                          risks relating to any requirement to correct or delay the release of products due to software bugs or errors;

•                                          risk of system failure or interruption;

•                                          problems which may arise in connection with the acquisition or integration of new businesses, products, services, technologies or other strategic relationships;

•                                          risks associated with international operations;

•                                          risks associated with protecting our intellectual property, and potentially infringing the intellectual property rights of others;

•                                          uncertainty about the continued acceptance of the Internet as a viable commercial medium; and

•                                          sensitivity to the overall economic environment.

We do not have, and do not undertake, any obligation to publicly update or revise any forward-looking statements contained in this Annual Report, whether as a result of new information, future events or otherwise.  Because of these risks and uncertainties, the forward-looking statements and circumstances discussed in this Annual Report might not transpire.

Trademarks or trade names which we own and are used in this Annual Report include:  ADB™; PROCUREMATE™; WORKMATE™; BID BUDDY™; SEARCH BUDDY™; DYNAMIC BUYER™ and DYNAMIC SELLER™. Each trademark, trade name, or service mark of any other company appearing in this Annual Report belongs to its holder.

Unless otherwise indicated, all references in this Annual Report to “dollars” or “$” are references to Canadian dollars.  Our financial statements are expressed in Canadian dollars.  Except as otherwise noted, certain financial information presented in this Annual Report has been translated from Canadian dollars to U.S. dollars at an exchange rate of Cdn$1.29 to US$1.00, the noon buying rate in New York City on December 31, 2003 for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.  These translations are not intended to suggest that Canadian dollars have been or could be converted into U.S. dollars at that or any other rate.

On October 11, 2001, our shareholders approved a two-for-one share consolidation.  Unless otherwise indicated, all share and option figures in this Annual Report that relate to the period prior to October 11, 2001 have been adjusted retroactively to reflect the share consolidation.

References to the “Company” and “ADB” refer to ADB Systems International Ltd., as successor to ADB Systems International Inc. as a result of the implementation of the plan of arrangement described on page 17 under the heading “Major Developments.”

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

A.                                    SELECTED FINANCIAL DATA

The selected financial data set forth below should be read in conjunction with, and is qualified by reference to, our consolidated financial statements and the related notes, and the section “Operating and Financial Review and Prospects” included elsewhere in this Annual Report.  The consolidated statement of operations data for the years ended December 31, 2003, 2002 and 2001 and consolidated balance sheet data as of December 31, 2003 and 2002, as set forth below, are derived from our consolidated audited financial statements and the related notes included elsewhere in this Annual Report.  The consolidated statement of operations data for the years ended December 31, 2000 and 1999 and the consolidated balance sheet data as at December 31, 2001, 2000 and 1999 have been derived from our consolidated audited financial statements for those years, which are not included in this Annual Report.

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

STATEMENT OF OPERATIONS

DATA:

	Year Ended December 31
	2003	2003	2002	2001	2000	1999
	(Cdn$)	(U.S.$) (1)	(Cdn$)	(Cdn$)	(Cdn$)	(Cdn$)
	(Audited) (in thousands except for per share data)
Revenue	5,853	4,537	5,780	4,455	12,497	31,001
Less: Customer Acquisition Costs	—	—	—	(60)	(157)	—
Net Revenue	5,853	4,537	5,780	4,395	12,340	31,001
Expenses Direct expenses	—	—	—	—	11,460	26,696
Advertising and promotion	—	—	—	—	5,040	11,870
General and administrative	4,648	3,603	6,288	7,622	16,236	12,405
Sales and marketing	1,098	851	1,875	4,040	3,161	—
Software development and technology	2,817	2,183	4,101	3,691	1,802	1,001
Employee stock options	193	150	—	—	—	—
Depreciation and amortization	1,901	1,474	2,602	1,572	1,130	621
Interest expense	280	217	155	(345)	(467)	(767)
Total expenses	10,937	8,478	15,021	16,580	38,362	51,826
Loss from operations	(5,084)	(3,941)	(9,241)	(12,185)	(26,022)	(20,825)
Net Loss	(2,815)	(2,182)	(9,364)	(18,714)	(20,366)	(20,825)
Loss per common share(2)	(0.05)	(0.04)	(0.22)	(0.64)	(0.76)	(0.84)
Weighted average number of common shares(2)	54,324	54,324	41,968	29,130	26,844	24,792

BALANCE SHEET DATA:(3)

	As at December 31
	2003	2003	2002	2001	2000	1999
	(Cdn$)	(U.S.$(1)	(Cdn$)	(Cdn$)	(Cdn$)	(Cdn$)
	(Audited)
	(in thousands)
Working capital	486	376	(1,757)	3,115	13,671	21,523
Total assets	3,211	2,488	6,355	10,592	20,801	36,743
Long-term Deferred Revenue	—	—	—	33	1,195	1,289
Shareholders equity	1,026	794	1,198	8,014	15,860	28,985

(1)                                  Convenience translation into U.S. $. See Note 24 of our consolidated financial statements.

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

EXCHANGE RATES

The following tables set forth, for the periods indicated, certain exchange rates based on the noon buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York.  Such rates are the number of U.S. dollars per one Canadian dollar and are the inverse of the rates quoted by the Federal Reserve Board of New York for Canadian Dollars per U.S. $1.00.  On June 3, 2004, the exchange rate was US$1.00 = Cdn$1.3606.

	Year Ended December 31,
Rate	2003	2002	2001	2000	1999

Average (1) during year	.7205	.6344	.6449	.6725	.6744

(1) The average rate is the average of the exchange rates on the last day of each month during the year.

Month	High during month	Low during month

November 2003	.7692	.7484
December 2003	.7738	.7522
January 2004	.7880	.7496
February 2004	.7629	.7439
March 2004	.7645	.7418
April 2004	.7633	.7293
May 2004	.7364	.7158

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

The Company is not yet profitable.  Since we began our operations, we have been funded primarily through the sale of securities to investors in a series of private placements, sales of equity to, and investments from, strategic partners, gains from investments, option exercises, convertible debt instruments and, to a limited extent, through cash flow from operations. The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan, increase revenue and obtain additional forms of debt or equity financing.  As of June 18, 2004, we had cash and marketable securities of approximately $1.23 million dollars. The Company expects that additional debt or equity financing such as the issuance of loans or debentures, issuance of shares, conversion of warrants and exercise of options in the amount of $3.7 million will be required in order for the Company to be able to fund its operations through 2004.  The Company cannot provide assurance that efforts to raise such additional financings will be successful.

Management believes that continued existence beyond 2004 is dependent on its ability to increase revenue from sales of existing products, and expand the scope of its product offering through the expansion of internally developed software and partnerships with third parties.

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

WE ARE NOT PROFITABLE AND WE MAY NEVER BECOME PROFITABLE.

We have accumulated net losses of approximately $99.8 million as of December 31, 2003.  For the year ended December 31, 2003 our net loss was $2.8 million.  We have never been profitable and expect to continue to incur losses for the foreseeable future.  We cannot assure you that we will earn profits or generate positive cash flows from operations in the future.

OUR LIMITED OPERATING HISTORY IN OUR CURRENT BUSINESS AS A COMBINED ENTITY MAKES EVALUATING OUR BUSINESS DIFFICULT.

From the time we were founded in September, 1995 until 1999 we operated solely as an online retailer of computer and other goods.  Since 1999 we have shifted our focus to providing dynamic pricing  solutions..  In October 2001 we acquired ADB Systemer ASA of Norway, a provider of enterprise asset management and electronic procurement software and services.   While ADB Systemer has operated since 1988, we have only a limited operating history as a combined entity on which you can base your evaluation of our business and prospects.

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

POTENTIAL FLUCTUATIONS IN OUR FINANCIAL RESULTS MAKE FINANCIAL FORECASTING DIFFICULT

Our operating results have varied on a quarterly basis in the past and may fluctuate significantly as a result of a variety of factors, many of which are outside our control. Factors that may affect our quarterly operating results include:

•                                          general economic conditions as well as economic conditions specific to our industry;

•                                          long sales cycles, which characterize our industry;

•                                          implementation delays, which can affect payment and recognition of revenue;

•                                          any decision by us to reduce prices for our solutions in response to price reductions by competitors;

•                                          the amount and timing of operating costs and capital expenditures relating to monitoring or expanding our business, operations and infrastructure; and

•                                          the timing of, and our ability to integrate, any future acquisition, technologies or products or any strategic investments or relationships into which we may enter.

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

OUR SHARE PRICE HAS FLUCTUATED SUBSTANTIALLY AND MAY CONTINUE TO DO SO.

The trading price of our common shares on The Toronto Stock Exchange and on the NASDAQ Over the Counter Bulletin Board (“OTCBB”) has fluctuated significantly in the past and could be subject to wide fluctuations in the future. The market prices for securities of technology companies have been highly volatile.   These companies have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to their operating performance.  Broad market and industry factors may materially and adversely affect the market price of our common shares, regardless of our operating performance. In addition, fluctuations in our operating results, and concerns regarding our competitive position can have an adverse and unpredictable effect on the market price of our shares.

In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. Such litigation, if instituted against us, could result in substantial costs and a diversion of management’s attention and resources, which could have a material adverse effect on our business, results of operations, cash flow, financial condition and prospects.

YOUR ABILITY TO BUY OR SELL OUR COMMON SHARES ON THE OTCBB MAY BE LIMITED

On June 3, 2002, we transferred the listing of our common shares from the Nasdaq National Market to the Nasdaq SmallCap Market.  On August 22, 2002, our common shares were delisted from the Nasdaq SmallCap Market because we did not satisfy the minimum bid price per share requirement for continued listing on that market.  Our common shares immediately became eligible for and began trading on the OTCBB.  The OTCBB is generally considered to be a less efficient market than the Nasdaq National Market or the Nasdaq SmallCap Market on which our shares previously traded.  As a result, your ability to buy or sell our common shares on the OTCBB may be limited.  In addition, since our shares are no longer listed on the Nasdaq National Market or Nasdaq SmallCap Market, our shares may be subject to the “penny stock” regulations described below.  De-listing from the Nasdaq National Market and the Nasdaq SmallCap Market will not affect the listing of the common shares on The Toronto Stock Exchange.

OUR COMMON SHARES MAY BECOME SUBJECT TO “PENNY STOCK” REGULATIONS WHICH MAY AFFECT YOUR ABILITY TO BUY OR SELL OUR COMMON SHARES.

Our common shares have traded on the Nasdaq National and Small Cap Markets and on the OTCBB at prices below US$5.00 since April 2000 (on a pre-consolidation basis).  As a result, our shares may become characterized as “penny stocks” which could severely affect market liquidity.  The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock.

Securities and Exchange Commission regulations generally define a penny stock to be an equity security that has a market price of less than US$5.00 per share, subject to certain exceptions.  Such exceptions include any equity security listed on Nasdaq or a national securities exchange and any equity security issued by an issuer that has:

•                                          net tangible assets of at least US$2,000,000, if such issuer has been in continuous operation for three years;

•                                          net tangible assets of at least US$5,000,000, if such issuer has been in continuous operation for less than three years; or

•                                          average annual revenue of at least US$6,000,000, if such issuer has been in continuous operation for less than three years.

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

WE MAY NOT BE ABLE TO RETAIN OR ATTRACT THE HIGHLY SKILLED PERSONNEL WE NEED.

Our success is substantially dependent on the ability and experience of our senior management and other key personnel.  We do not have long term employment agreements with any of our key personnel and maintain no “key person” life insurance policies.

In 2002, we implemented a workforce reduction.  We  experienced some attrition during 2003 as a result of the reduction. We may need to hire new or additional personnel to respond to attrition or future growth of our business.  However, there is significant competition for qualified personnel. We cannot be certain we will be able to retain existing personnel or hire additional, qualified personnel when needed.

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

WE MAY HAVE TO EXPEND SIGNIFICANT RESOURCES TO KEEP PACE WITH RAPID TECHNOLOGICAL CHANGE

Our industry is characterized by rapid technological change, changes in user and customer requirements, frequent new service or product introductions embodying new technologies and the emergence of new industry standards and practices.  Any of these could hamper our ability to compete or render our proprietary technology obsolete.  Our future success will depend, in part, on our ability to:

•                                          develop new proprietary technology that addresses the increasingly sophisticated and varied needs of our existing and prospective customers;

•                                          anticipate and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis;

•                                          continually improve the performance, features and reliability of our products in response to evolving market demands; and

•                                          license leading technologies.

We may be required to make substantial expenditures to accomplish the foregoing or to modify or adapt our services or infrastructure.

OUR BUSINESS COULD BE SUBTANTIALLY HARMED IF WE HAVE TO CORRECT OR DELAY THE RELEASE OF PRODUCTS DUE TO SOFTWARE BUGS OR ERRORS

We sell complex software products.  Our software products may contain undetected errors or bugs when first introduced or as new versions are released.  Our software products may also contain undetected viruses.  Further, software we license from third parties and incorporate into our products may contain errors, bugs or viruses.  Errors, bugs and viruses may result in any of the following:

•                                          adverse customer reactions;

•                                          negative publicity regarding our business and our products;

•                                          harm to our reputation;

•                                          loss of or delay in market acceptance;

•                                          loss of revenue or required product changes;

•                                          diversion of development resources and increased development expenses;

•                                          increased service and warranty costs;

•                                          legal action by our customers; and

•                                          increased insurance costs.

SYSTEMS DEFECTS, FAILURES OR BREACHES OF SECURITY COULD CAUSE A SIGNIFICANT DISRUPTION TO OUR BUSINESS, DAMAGE OUR REPUTATION AND EXPOSE US TO LIABILITY.

We host certain websites and sub-sites for our customers.  Our systems are vulnerable to a number of factors that may cause interruptions in our ability to enable or host solutions for third parties, including, among others:

•                                          damage from human error, tampering and vandalism;

•                                          breaches of security;

•                                          fire and power losses;

•                                          telecommunications failures and capacity limitations; and

•                                          software or hardware defects.

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

OUR BUSINESS HAS UNDERGONE DRAMATIC EXPANSION AND RETRACTION PHASES SINCE OUR FORMATION.  WE MAY NOT BE ABLE TO MANAGE FURTHER DRAMATIC EXPANSIONS AND RETRACTIONS IN THE FUTURE.

Our business has undergone dramatic expansion and retraction since our formation, which has placed significant strain on our management resources.  If we should grow or retract dramatically in the future, there may be further significant demands on our management, administrative, operating and financial resources.  In order to manage these demands effectively, we will need to expand and improve our operational, financial and management information systems and motivate, manage and retain employees.  We cannot assure you that we will be able to do so, that our management, personnel or systems will be adequate, or that we will be able to achieve levels of revenue commensurate with the resulting levels of operating expenses.

INTERNATIONAL SALES ACCOUNT FOR A SIGNIFICANT PORTION OF OUR REVENUE, WHICH EXPOSES US TO CERTAIN RISKS.

We currently operate in Canada, Norway, Ireland, the United States and England.  In the 2003 fiscal year, sales to customers outside North America represented approximately 79% of our revenues. There are risks inherent in doing business on a global level, including:

•                                          difficulties in managing and staffing an organization spread across several continents;

•                                          differing laws and regulatory requirements;

•                                          political and economic risks;

•                                          currency and foreign exchange fluctuations and controls;

•                                          tariffs, customs, duties and other trade barriers;

•                                          longer payment cycles and problems in collecting accounts receivable in certain countries;

•                                          export and import restrictions;

•                                          the need for product compliance with local language and business customs;

•                                          seasonal reductions in business activity during the summer months in Europe and elsewhere; and

•                                          potentially adverse tax consequences.

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

•                                          the acquired businesses may not achieve expected results;

•                                          we may not be able to retain key personnel of the acquired businesses;

•                                          we may incur substantial, unanticipated costs, delays or other operational or financial problems when we try to integrate businesses we acquire with our own;

•                                          our management’s attention may be diverted; or

•                                          our management may not be able to manage the combined entity effectively or to make acquisitions and grow our business internally at the same time.

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

Our software is protected by common law copyright laws, as opposed to registration under copyright statutes.  Common law protection may be narrower than that which we could obtain under registered copyrights.  As a result, we may experience difficulty in enforcing our copyrights against certain third parties.  The source code for our proprietary software is protected as a trade secret.  As part of our confidentiality protection procedures, we generally enter into agreements with our employees and consultants and limit access to, and distribution of, our software, documentation and other proprietary information.  We cannot assure you that the steps we take will prevent misappropriation of our technology or that agreements entered into for that purpose will be enforceable. In order to protect our intellectual property, it may be necessary for us to sue one or more third parties.  While this has not been necessary to date, there can be no guarantee that we will not be required to do so in the future to protect our rights. The laws of other countries may afford us little or no protection for our intellectual property.

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

OTHERS COULD CLAIM THAT WE INFRINGE ON THEIR INTELLECTUAL PROPERTY RIGHTS, WHICH MAY RESULT IN COSTLY AND TIME CONSUMING LITIGATION.

Our success will also depend partly on our ability to operate without infringing upon the proprietary rights of others, as well as our ability to prevent others from infringing on our proprietary rights.  We may be required at times to take legal action in order to protect our proprietary rights.  Also, from time to time, we may receive notice from third parties claiming that we infringe their patent or other proprietary rights.  In the past, a certain third party has claimed that certain of our technology infringed their intellectual property rights, which claim has been resolved through a licensing arrangement that remains in effect. There can be no assurances that other third parties will not make similar claims in the future.

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

The Internet may not be commercially viable for a number of reasons, including potentially inadequate development of the necessary network infrastructure, delayed development of enabling technologies and inadequate performance improvements.  In addition, the Internet’s viability as a commercial marketplace could be adversely affected by delays in the development of services or due to increased government regulation.    Moreover, concern about the security of transactions conducted on the Internet and the privacy of users may also inhibit the growth of commerce on the Internet. If the use of the Internet does not continue to grow or grows more slowly than expected, or if the infrastructure for the Internet does not effectively support growth that may occur, our business would be materially and adversely affected.

OUR BUSINESS IS SENSITIVE TO THE OVERALL ECONOMIC ENVIRONMENT. ANY SLOWDOWN IN INFORMATION TECHNOLOGY SPENDING BUDGETS COULD HARM OUR OPERATING RESULTS

Any significant downturn in our customers’ markets or in general economic conditions that results in reduced information technology spending budgets would likely result in a decreased demand for our products and services, longer selling cycles and lower prices, any of which may harm our business.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH EXCHANGE RATE FLUCTUATIONS.

Substantially all of our revenues are in European currencies or U.S. dollars, while the majority of our operating expenses are in Canadian dollars, Norwegian kroner and Euros.  We do not have any hedging programs in place to manage the potential exposure to fluctuations in the Canadian dollar, Norwegian kroner or Euro exchange rates.  Fluctuations in the exchange rates of these currencies or the exchange rate of other currencies against the Canadian dollar, Norwegian kroner or Euro could have a material adverse effect on our business, financial condition, cash flows and results of operations.

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

ITEM 4 - INFORMATION ON THE COMPANY

OVERVIEW

We develop and sell software solutions and services that allow our customers to source, manage, and sell their assets and capital equipment.  We refer to our product and services suite as asset lifecycle management solutions.  Our solutions help our customers reduce sourcing, procurement and maintenance costs, improve asset utilization, reduce operational downtime, and generate higher yields for surplus equipment.

In October, 2001, we acquired ADB Systemer ASA (“ADB Systemer”), a Norway-based software company with more than 10 years of experience developing enterprise asset management solutions to customers primarily involved in the oil and gas industry.  Since the acquisition, ADB Systems has maintained sales and development offices in Canada, the United States, the United Kingdom, Ireland and Norway.

We work with a growing number of customers and partners in a variety of sectors including oil and gas, government, healthcare, manufacturing and financial services.   Current customers include BP, GE Commercial Equipment Financing, Halliburton Energy Resources, National Health Service, permanent TSB, Talisman Energy, and Vesta Insurance.

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

Prior to October 24, 2000, we operated two national business-to-consumer auction sites at www.bid.com, one in the United States and one in Canada. Following an extensive strategic review by ADB’s Board of Directors and management, ADB decided late in 2000 to focus on its software business.

On October 11, 2001, we acquired substantially all of the shares of ADB Systemer, a Norway-based provider of enterprise asset management and electronic procurement software.  As part of the acquisition of ADB Systemer, we changed our name to ADB Systems International Inc. and completed a two for one share consolidation.  In this report, we refer to ADB Systems International Inc. as “Old ADB.”

On August 30, 2002 we formed a new company called ADB Systems International Ltd., which we refer to in this report as the “Company” or “ADB” or “we” or “our company”.  On October 31, 2002, the shareholders of Old ADB exchanged their shares of Old ADB for shares of the Company on a one-for-one basis.  This exchange was implemented pursuant to a plan of arrangement approved by the shareholders of Old ADB on October 22, 2002 and by the Ontario Superior Court of Justice on October 24, 2002 (which we refer to in this report as the “Arrangement”).  As a result of the Arrangement, the business of Old ADB, including all assets and liabilities of Old ADB (other than those related to retail activities), was transferred to the Company in the form of a return of capital.  Old ADB subsequently changed its name to Bid.Com International Ltd. .  In late 2002, Bid.Com International Ltd. resumed on-line retail activities. For more details on the Arrangement, see the next section under the heading “Major Developments”.

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

Our shares trade on the Toronto Stock Exchange under the symbol “ADY” and are traded on the OTCBB under the symbol “ADBY”.  Additional information about our company can be obtained at our web site – www.adbsys.com. The information contained on our web site is not deemed to be part of this Annual Report.

MAJOR DEVELOPMENTS

On August 30, 2002, we entered into a series of agreements with The Brick Warehouse Corporation (“The Brick”) which contemplated a series of transactions among The Brick , Old ADB and ADB. We refer to those transactions in this report as “The Brick Transaction”.

Pursuant to The Brick Transaction:

•                  The Brick made a $2.0 million secured loan to Old ADB and ADB at an interest rate of 12% per annum;

•                  ADB and Old ADB agreed to enter into Arrangement; and

•                  The Brick and Old ADB agreed to utilize the online retail technology, experience and expertise of ADB developed and operated under the name “Bid.Com International Inc.” for the online sale of consumer products to be supplied by The Brick (which we refer to in this report as the “Retail Business”).

The $2.0 million secured loan made by The Brick matured on June 30, 2003 or upon earlier demand by The Brick.  At maturity, ADB had the right, at its option, to: (i) repay the loan in cash or (ii) transfer to The Brick all of the issued shares of Old ADB owned by ADB in satisfaction of the outstanding principal amount and accrued interest then owing to The Brick.  The obligations of Old ADB and ADB were secured by a general security agreement delivered by ADB to The Brick covering all the property and assets of ADB. On June 30, 2003, ADB exercised its option to transfer to The Brick all of the issued shares of Old ADB in satisfaction of the outstanding principal amount and accrued interest then owing to The Brick.

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

2.                                       Old ADB transferred all of its assets to ADB and ADB assumed all of the liabilities and obligations of Old ADB, except that Old ADB retained specific assets and liabilities of the Retail Business.

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

The following diagrams illustrate the corporate structure of our Company prior to the Arrangement and following the Arrangement.

Prior to Arrangement

Following Arrangement

Upon completion of the Arrangement, the Toronto Stock Exchange approved the listing of the ADB common shares issued in exchange for Old ADB common shares or issuable upon the exercise of options or warrants or conversion of debt.  ADB common shares are listed on the Toronto Stock Exchange for trading under the symbol “ADY”.  The shares of Old ADB ceased trading on the Toronto Stock Exchange on November 5, 2002.  On April 2, 2003 an order was issued by the Ontario Securities Commission pursuant to which Old ADB has ceased to be a reporting issuer in all jurisdictions in Canada in which it was a reporting issuer.

On December 31, 2003 ADB Systems USA, Inc. (“ADB USA”), a wholly-owned subsidiary of ADB, entered into an Amended and Restated Operating Agreement (the “Operating Agreement”) with General Electric Capital Corporation (“GE Capital”).  This agreement was entered into in connection with the establishment of GE Asset Manager, LLC a joint business venture in which both GE Capital and ADB USA each hold a 50% interest.  Pursuant to this business venture, GE Capital and ADB USA also entered into the following agreements that are included as exhibits to the Operating Agreement:  ADB License Agreement, ADB Services Agreement, GE License

Agreement and GE Service Agreement. GE Asset Manager LLC, is an integrated, web-based business enabling mid- and large-size organizations to reduce operating costs by simplifying and consolidating their asset management programs. GE Asset Manager will feature all-in-one capabilities designed for sourcing of new equipment, tracking and reallocation of existing assets, automated appraisal management and disposition of surplus equipment.

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

OUR PRODUCTS AND OFFERINGS

SOFTWARE SOLUTIONS

We offer solutions to manage all aspects of the asset lifecycle – sourcing/procurement, maintenance, materials management and disposition.  Below is a detailed description of our offerings:

Dyn@mic Buyer (TM) An on-line sourcing solution, Dyn@mic Buyer automates the tendering process, and can be used to improve the decision-making process involved in sourcing goods by providing automated analysis and selection among competing bids, based on a variety of pre-determined factors. The current release of Dyn@mic Buyer can be delivered on a hosted or client-server (licensed) basis.

Key features include:

•                  The ability for buyers to create tenders using automated tools that accelerate the purchasing process and reduce procurement costs.

•                  Capabilities for buyers to post and distribute their tenders on-line to qualified suppliers

•                  The ability for buyers to assign values to criteria involved in the purchase decision, such as price, product availability, post-sales support and certification standards.  Suppliers’ responses to tender questions are then weighed for evaluation by buyers.

•                  Functionality that allows for the posting of detailed technical information, question and answer forums, and automatic e-mail notification of amended or new buyer-posted documents.

•                  Capabilities to allow for the use of sealed bid sourcing formats enabling users to post their product or service requirements to selected vendors.  The sealed bid system differs from the request for quotation in that the vendors only have one opportunity to supply a bid.  Only after the close of the auction is the user able to view the vendor bids.

Dyn@mic Buyer is licensed to our customers. Fees for Dyn@mic Buyer are determined on a per use basis, depending on the number of sourcing events identified by customers. Service fees are charged separately for implementation, systems integration, training and other consulting activities. Dyn@mic Buyer can be bundled with our procurement solutions or used separately depending on customer requirements.  Current customers using Dyn@mic Buyer include the National Health Service and Vesta Insurance.

ProcureMate (TM) ProcureMate is our web-based business-to-business e-Procurement solution designed to reduce purchase costs, improve purchasing efficiencies and reduce maverick buying.  ProcureMate allows users to select goods for purchase from a web-based catalog and automatically issue purchase orders to their suppliers.

Key features of ProcureMate include:

•                  The ability to notify suppliers automatically of purchase orders requiring processing.

•                  Functionality for allowing on-line dialogue to take place between buyers and suppliers.

•                  The ability to integrate to enterprise resource planning and financial systems, reducing manual efforts for processing and consolidating purchase orders, goods receipt and payment activities.

•                  Functionality for facilitating direct payment and electronic funds transfer.

•                  The ability to integrate user workflow and approvals into the procurement process.

ProcureMate is licensed to customers and license fees for ProcureMate are based on the number of users  named by the customer.  Service fees are charged separately for implementation, systems integration, training and other consulting activities.  ProcureMate can be bundled with our other on-line purchasing solutions or used separately depending on customer requirements.  Existing ProcureMate customers include BP (Norway), NHS, Vesta Insurance, and Hordaland HFK County, a large local government entity in Norway.

WorkMate (TM) Our company’s flagship solution, WorkMate provides integrated capabilities for enterprise asset management.  WorkMate is a client-server solution that operates as an extension of (and can be fully integrated with) a customer’s existing ERP system.  The most advanced version of WorkMate incorporates asset maintenance, asset tracking, materials management and procurement functionality.

WorkMate is designed for use by customers in asset intensive industries – typically those where maintenance, repair and operations purchases outnumber raw material purchases by more than ten to one on a transaction volume basis.  Examples of asset intensive industries are oil and gas, process industries (such as mining) and the utilities sector.

The three main modules (procurement, materials management and maintenance functionality) may be licensed independently or together as a fully integrated system:

•                  Procurement Module – for sophisticated domestic and international purchasing operations.  Key capabilities include: order requisitioning, quotations, purchase orders, contracts, cost controls and vendor catalogues.  The procurement module also monitors supplier performance in terms of accuracy, punctuality and cost.

•                  Materials Management Module – for managing inventory and logistics operations.  Key features include: inventory status, goods receipt, stock issue, reordering, packing/unpacking, transportation, goods return and equipment rentals.  This Module will log all movements of an item and generates the necessary financial transactions.

•                  Maintenance Module – for all types of maintenance, including corrective, preventive or condition-based activities. Customers can automate manual routines and track maintenance costs and equipment history.

Each WorkMate module also includes workflow and reporting tools.

WorkMate is a licensed client-server application and pricing is based on the number of users named by the customer.  Service fees are charged separately for implementation, systems integration, training and other consulting activities.  Our WorkMate customers include some of the largest global players in the oil and gas sector, such as: BP (Norway), Halliburton Productus, Prosafe, and Talisman Energy (Canada).

Dyn@mic Seller (TM) Dyn@mic Seller is an on-line sales solution designed to help our customers with the disposition of surplus assets and equipment.  Dyn@mic Seller integrates multiple pricing methods, such as fixed priced, top bid (auction), dutch (declining price) and hybrids, through private-labeled websites. Dyn@mic Seller is delivered through an application service provider model (remotely through the internet).

Key capabilities include:

•                  Traditional rising price auctions, where the highest bids win the items being sold. The rising price auction allows participants to competitively bid on available products by incrementally adjusting their bid amounts.  Our user interface allows users to easily identify current leading bidders, minimum new bids and initial bid pricing.  Participants are informed of their bid status, stating whether they have won, been outbid, approved or declined via electronic mail.

•                  A patented Dutch (declining) auction format, in which a starting price is set and a limited time period is allocated for a fixed quantity of the product to be sold.  As time advances, the price drops in small increments until the asset is sold.  The declining bid auction allows participants to bid in a real-time format utilizing on-screen data which provides the time and quantity remaining as well as the falling price of the items for sale.

•                  Hybrid auction formats that blend multiple pricing formats to meet a customer’s particular needs.

•                  Fixed price sales where assets are sold in a catalogue or directory format.  The purchaser cannot bid on the price, but merely elects whether or not to purchase the good or service.

Our customers pay monthly hosting fees for use of Dyn@mic Seller and, typically, also enter into a revenue sharing arrangement with us.  Service fees for implementation, systems integration, training and other consulting activities are charged separately.  Current customers of Dyn@mic Seller include GE Capital (USA), and permanent TSB (Ireland).

RELATED SERVICES

In connection with our software offerings, we provide the following services to our customers:

Consulting.  A significant number of our customers request our advice regarding their business and technical processes, often in conjunction with a scoping exercise conducted both before and after the execution of a contract.  This advice can relate to development or streamline of assorted business processes, such as sourcing or procurement activities, assisting in the development of technical specifications, and recommendations regarding internal workflow activities.

Customization and Implementation.  Based generally upon the up-front scoping activities, we are able to customize our solutions as required to meet the customer’s particular needs.  This process can vary in length depending on the degree of customization, the resources applied by the customer and the customer’s business requirements.  We work closely with our customers to ensure that features and functionality meet their expectations.  We also provide the professional services work required for the implementation of our customer solutions, including loading of data, identification of business processes, and integration to other systems applications.

Training.  Upon completion of implementation (and often during implementation), we train customer personnel to utilize our Solutions through our administrative tools.   Training can be conducted in one-on-one or group situations. We also conduct “train the trainer” sessions.

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

Partner	Service or Offering

AMEC Services Limited	Engineering Services
RBT Consulting	Healthcare Consulting Services
Production Access, Inc.	Oil and Gas Data Management Solutions

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

Strengthen our position as an EAM vendor and improve our visibility in other areas of the asset lifecycle.  Gartner Group ranked ADB within their ‘magic quadrant’ of sixteen leading asset intensive mid-market EAM vendors globally in April 2002.  Based on the relative pricing and functionality of our products as compared with those of our competitors, we believe our procurement and sourcing offerings are competitive, and we will strive to improve our ranking and visibility in our core industry sectors.

Maintain and Enhance Our Technology.  Based on the relative pricing and functionality of our products as compared with those of our competitors, we consider our proprietary software offerings to be competitive, however it is critical that we continue to maintain and enhance our technology.

Enter into and Maximize Alliances.  We have marketing and other relationships with AMEC Services Limited, GE Capital, Production Access, RBT Consulting, Production Access, Inc.  and a number of other leading companies in a broad range of industries.  We believe that these and future relationships will help provide us with access to important industry participants and will help increase our brand awareness.

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

The following is a representative list of some of the customers for whom we have implemented or are implementing our solutions:

Customer	Solution(s)	Industry Segment	Geographic Location
BP Norway AS	ProcureMate; WorkMate	Oil and Gas	Norway
Prosafe Drilling Company (Prosafe)	WorkMate	Oil and Gas	Norway
Halliburton Productos (Halliburton)	WorkMate	Oil and Gas	Brazil
AmecFluor	WorkMate	Oil and Gas	Korea
Talisman Energy	WorkMate	Oil and Gas	Canada, UK
Hordaland fylkeskommune (HFK)	ProcureMate	Public Authority	Norway
GE Commercial Equipment Financing (GE)	Dyn@mic Seller	Financial Services	US
Healthcare Purchasing Consortium (The NHS)	ProcureMate	Health	UK
permanent TSB	Dyn@mic Seller	Financial Services	Ireland

For information regarding the principal market segments in which the Company competes, see Note 21 to the Financial Statements.

SALES AND MARKETING

We market our solutions primarily through our direct sales force. Our sales organization is regional with personnel located in our principal offices in Toronto, Dublin, London, Tampa and Stavanger.

Our marketing efforts are focused on targeted marketing campaigns, rather than broad based “awareness” campaigns. Potential customers are identified through direct contact, responses to requests for information, attendance at trade shows, and industry contacts.  We principally focus on trade show participation, seminar series for specific industries or professionals, and outgoing lead generation.

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

Our company’s technology platform is based on Microsoft core applications, including the Windows NT operating system and a SQL server relational database, all residing on scaleable hardware.  The software is constructed using an advanced proprietary XML framework and resides on an N-tier architecture.  The support of open systems allows integration with a large variety of existing commercial, proprietary and legacy applications.

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

Our ongoing research and development efforts are aimed at the continued ‘productization’ of specific elements of our software, enhancing the features and functionality of our existing software components, the development of new software components, and the integration of superior third party technology into our environment.  Productization involves the development of ‘generic’ applications to reduce programming time and costs for customer implementations.

Our research and development expenditures were approximately $2.817 million for the year ended December 31, 2003,  $4.101 million for the year ended December 31, 2002, and $3.691 million for the year ended December 31, 2001, including salaries and related expenses of our personnel engaged in research and development. Research and development activities in 2002 included the development of version 2.0 of our DYNAMIC BUYER Solution and the development of a new materials tracking module within our WorkMate application.

Research and development activities in 2003 included development of a new applications framework implemented in Microsoft .Net. The new framework will be used as the foundation all future Web based products. A substantial amount of time was also devoted to the extension of our integration tool set, which allows us to connect our core product suite to pre-existing customer owned third party applications. In addition, version 1.0 of new asset tracking and document management products were released.

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

Although we offer a broad range of asset lifecycle management solutions, we face significant competition in each of the component product areas:

Sourcing – FreeMarkets, Inc., Procuri, Inc., B2E Markets, Inc., Emptoris, Inc., Moai Technologies, Inc.

Procurement – MRO Software, Inc., Ariba, Inc., Commerce One Operations, Inc. and broader ERP solution providers such as SAP AG, and Oracle Corporation

EAM – related solutions – Datastream, MRO Software, Inc., Indus International Inc., Mincom Ltd.,  (and broader ERP solution providers such as SAP AG, and Oracle Corporation)

Sales solutions – eBay inc.

In addition, many organizations use in-house developers to develop solutions for certain elements of the asset lifecycle, or use third-party exchanges or industry-specific exchanges.

PROPERTY, PLANT AND EQUIPMENT

The table below lists the locations of our facilities and summarizes certain information about each location.

Location	Use	Square Feet (Approximate)	Term of Lease
6725 Airport Road, Suite 201 Mississauga, Ontario	Executive, Administrative, Engineering and Marketing	10,165	Expires October 2004
Vingveien 2, 4050, Sola Norway	Executive, Administrative, Engineering and Marketing	8,234 (1)	Expires July 2008
AS Kontorsenter 2 Tonsberg, Norway	Not in Use	2,851	Expires October 2005
52 Broomhill Rd., Suite 112 & 113 Broomhill Industrial Estate Tallaght, Dublin 24 Ireland	Administrative, Engineering and Marketing	500	Expires December 2004
3000 Cathedral Hill Guildford, Surrey, England	Marketing	no dedicated space	Month-by-Month
3001 North Rocky Point Drive East, Tampa, Florida	Executive	143	Month-by-Month

(1) We have sublet a portion (consisting of approximately 1,272 square feet) of these premises to a third party.

We believe that we have adequate space for our current needs.  As we expand, we expect that suitable additional space will be available on commercially reasonable terms. We do not own any real estate nor do we currently own or lease warehouse space.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH “ITEM 3.A - SELECTED FINANCIAL DATA” AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES INCLUDED ELSEWHERE IN THIS ANNUAL REPORT.  IN ADDITION TO HISTORICAL INFORMATION, THE FOLLOWING DISCUSSION CONTAINS CERTAIN FORWARD-LOOKING

STATEMENTS THAT INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF OUR PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS.  SEE “FORWARD-LOOKING STATEMENTS”.

History and Overview

ADB Systems delivers asset lifecycle management solutions that help organizations source, manage and sell their capital assets and equipment.  ADB works with a growing number of customers and partners in a variety of sectors including oil and gas, government, healthcare and financial services. Current customers and partners include BP, GE, Halliburton Energy Resources, National Health Service (U.K.), permanent TSB, Talisman Energy and Vesta Insurance.

In October 2001, ADB Systemer ASA (“ADB Systemer”) was acquired by Bid.Com International Inc. (“Bid.Com”), a provider of business-to-business software solutions for the on-line sourcing and disposition of assets.  Following the acquisition, the Company became known as ADB Systems International Ltd.

ADB Systems is headquartered in Mississauga (Canada), and maintains offices in Tampa (U.S.), Dublin (Ireland), London (U.K.), and Stanvanger (Norway).

Our shares trade on both the Toronto Stock Exchange (TSX: ADY) and the OTC Bulletin Board (OTCBB:ADBY).

Comparison of Years Ended December 31, 2003 and December 31, 2002

Net Income (Loss).  Our net loss for the year ended December 31, 2003 was $2.815 million, an improvement of 69.9 percent over the net loss of $9.364 million reported for the year ended December 31, 2002.  Excluding items outside of the normal course of operations, our loss was $5.084 million, as compared to $9.241 million in 2002, an improvement of 45.0 percent.  The improvement in expenses of more than $4.0 million was achieved in 2003 when compared to 2002 in the areas of general and administrative of $1.6 million, sales and marketing of $777,000, software development and technology of $1.3 million and $700,000 in depreciation and amortization.  In addition, during 2003 the Company recorded a realized gain on the settlement of a demand loan of $2.2 million.

Revenue.  Revenue is derived from software licensing and related services from consulting, implementation, application hosting, training, maintenance and support activities.

Revenue increased to $5.853 million for the year ended December 31, 2003 from $5.780 million for the year ended December 31, 2002, representing an increase of 1.3 percent.

Revenue outside North America was $4.642 million for the year ended December 31, 2003, compared to $3.598 million for the year ended December 31, 2002.  The increase in revenue outside North America is primarily attributable to an increase in customer acquisitions and activity in our Ireland/UK region that resulted in year-over-year revenue improvement of almost $800,000.

General and Administrative.  General and administrative expenses include, primarily: all salaries and related expenses (including benefits and payroll taxes) other than technology staff compensation (which is included in software development and technology expenses), and sales and marketing staff compensation (which is included in sales and marketing expenses); occupancy costs; foreign exchange gains or losses; professional fees; insurance; investor relations; regulatory filing fees; and travel and related costs.

General and administrative expenses decreased to $4.648 million for the year ended December 31, 2003, as compared to $6.288 million for the year ended December 31, 2002, representing a decline of 26.1 percent.

Year-over-year savings resulting from salary reductions and a smaller workforce totaled $401,000.  Continued cost containment efforts and greater reliance on internal staff resulted in $503,000 savings in professional fees and $271,000 in investor relations costs.  In addition, savings were achieved in rent and occupancy costs of $325,000 as office space was reduced in Norway as well as the closing of a U.K. office in 2002.

Sales and Marketing.  Sales and marketing costs include all salaries and related expenses of sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs.

Sales and marketing costs for the year ended December 31, 2003 amounted to $1.098 million, as compared to $1.875 million for 2002, a decrease of 41.4 percent.  This decrease is attributable to lower staffing levels in the sales department combined with decreased advertising and tradeshow activities throughout 2003.

Software Development and Technology.  Software development and technology expenses consist of costs associated with acquired and internally developed software, and research and development expenses, including fees to independent contractors and salaries and related expenses of personnel engaged in these activities.

Software development and technology expenses decreased to $2.817 million for the year ended December 31, 2003 from $4.101 million for the year ended December 31, 2002, a decrease of 31.3 percent.  This decrease is attributable to government research and development claims made by the Company and a decrease in technology personnel.

Employee Stock Options.  Effective January 1, 2003, the Company adopted the accounting recommendations contained in the CICA handbook Section 3870 – “Stock-based Compensation and Other Stock-based Compensation Payments”.  As a result, the Company recorded an employee stock option expense of $193,000 for the year ended December 31, 2003.  Prior to 2003, no accounting recognition was required for stock-based compensation expense however; the Company was required to disclose the impact of stock option related expenses for previous years on a pro-forma basis.  In 2002, a pro-forma impact of $244,000 and $141,000 in 2003 related to options granted prior to January 1, 2003 is disclosed (Note 9(j)).

Depreciation and Amortization.  Depreciation and amortization expense was $1.901 million for the year ended December 31, 2003 as compared to $2.602 million for the year ended December 31, 2002, a decrease of 26.9 percent.  This decrease reflects a maturing asset pool.

Interest Expense.  Interest expense reflects interest incurred from debt instruments and loans.

Interest expense for the year ended December 31, 2003 was $289,000 compared to $200,000 for December 31, 2002.  During 2003, cash interest expense of $50,000 and non-cash interest expense of $112,000 was incurred related to secured subordinated notes.  Comparatively, cash interest expense of $23,000 and non-cash interest expense of $108,000 was recorded in 2002.  Interest related to the demand loan was $126,000 in 2003 compared to $68,000 in 2002.

Interest Income.  Interest income reflects interest from investments in cash and marketable securities.

Interest income was $9,000 for the year ended December 31, 2003, as compared to $45,000 for the year ended December 31, 2002, a decline of 80.0 percent.  This decline was largely attributable to lower cash deposits and money market funds on hand throughout 2003.

Realized Gains and Losses on Disposal of Marketable Securities, Strategic Investments and Capital Assets, and Recovery of Assets.  Realized gains on disposal of marketable securities and strategic investments amounted to $20,000 for the year ended December 31, 2003, compared to a loss of $108,000 for the year ended December 31, 2002.  The gain recorded in 2003 resulted from the sale of shares of MegaWheels Technology Inc.  These gains and losses are outside of the normal course of operations but are not considered extraordinary items.

During 2002, the Company disposed of its remaining shares in America Online Inc. (“AOL”) resulting in a realized loss of $143,000.  Realized gains in 2002 included $41,000 from the sale of strategic investments in SCS Solars and MegaWheels.  In 2003, the Company realized a loss from the disposal of surplus capital assets in the amount of $13,000 compared to a gain of $23,000 in 2002.

Unrealized Gains and Losses on Revaluation of Strategic Investments, and Provision for Impairment of Assets.  Unrealized gains and losses on strategic investments, and provisions for impairment of assets are the result of an assessment by management as to the recoverability of the value of certain assets and are not realized losses.  Unrealized gains and losses are outside the normal course of operations but are not considered extraordinary.

Unrealized losses for the year ended December 31, 2002 were $24,000.  We conduct an assessment of our strategic investment portfolio at the end of each fiscal period by analyzing the financial performance of the companies we invested in as well as general market conditions.  In 2002, we recorded impairment provisions totaling approximately $24,000.  As our investments were all in companies in the technology sector, the market performance of these holdings had been dramatically affected by economic conditions.  In 2003, the Company did not record an impairment provision as a result of the assessment.

Goodwill Impairment.  There was no goodwill impairment recorded in 2003 as compared to $14,000 at December 31, 2002.  The goodwill impairment recorded in 2002 relates to a change in goodwill arising on purchase of shares from minority interests during the year.

Retail Activities.  During 2003, the Company received a $67,000 refund from a U.S.-based credit card institution formally engaged by the Company when it operated its on-line retail activities in the U.S.  No similar refunds were received in 2002.

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

The 2002 year represented our first full year of operations as ADB Systems International Ltd.  Expenses for the combined entity for 2002 were substantially lower when compared to 2001 due to synergies achieved as a result of the acquisition of ADB Systemer in Norway along with significant cost reduction that remained in effect since implementation in 2001.  In addition, the inclusion of the first full year of revenues generated from our acquisition of ADB Systemer in Norway resulted in increased revenue in 2002 when compared to 2001.

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

Software development and technology expenses increased to $4.101 million for the year ended December 31, 2002 from $3.691 million for the year ended December 31, 2001, an increase of 11.1 percent. The increase in software development expenses was largely attributable to the acquisition of ADB Systemer ASA in 2001.  A large portion of the Norwegian subsidiary’s expenses related to software development and technology even after staff reductions and budget cuts were implemented.

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

Unrealized losses for the year ended December 31, 2002 were $24,000 , compared to a loss of $2.435 million for the year ended December 31, 2001. We conduct an assessment of our strategic investment portfolio at the end of each fiscal period by analyzing the financial performance of the companies we invested in as well as general market conditions. In 2002, we recorded impairment provisions totaling approximately $24,000 compared to $1.510 million 2001. As our investments are all in companies in the technology sector, the market performance of these holdings has been dramatically affected by economic conditions.

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

The Company’s non-consolidated subsidiary, Bid.Com Ltd., recommenced on-line retail activities in 2002.

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

Liquidity and Capital Resources

Liquidity.  The Company has been funded to date primarily through a series of private placements of equity and convertible debentures, sales of equity to and investments from strategic partners, gains from investments and option exercises.  Since inception, the Company has received aggregate net proceeds of $84.2 million from debt and equity financing and has realized $23.7 million in gains on investment disposals.

Cash, cash equivalents and marketable securities decreased by $912,000 to $445,000 as at December 31, 2003 from $1.357 million as at December 31, 2002.

Current assets of $1.947 million exceeded current liabilities (excluding deferred revenue) of $1.370 million in the current fiscal year by $577,000.  Current assets of $3.363 million exceeded current liabilities (excluding deferred revenue and demand loan) of $2.288 million by $1.075 million in the prior year.  Deferred revenue and demand loan have been excluded from current liabilities as they are expected to be settled by resources other than cash.

i) Operating:

Cash outflows from operating activities were $3.4 million in the current fiscal year compared to cash outflows from operating activities of $6.4 million in the prior year.  The primary factor in the reduction was the decrease in expenses related to general and administrative, sales and marketing and software development and technology from the prior year.

Non-cash working capital resulted in outflows of $728,000 in fiscal 2003 versus cash inflows of $61,000 in the prior year, a decrease of $789,000, as summarized in the following table:

	2003	2002	Working capital inflows (outflows)
	(in thousands)

Accounts receivable	$424	$(522)	$946
Deposits and prepaid expenses	56	(45)	101
Accounts payable	(63)	224	(287)
Accrued liabilities	(453)	427	(880)
Deferred revenue	(692)	(23)	(669)
	$(728)	$61	$(789)

ii) Investing:

No significant cash flows were generated from investing activities in 2003.  Cash flows generated in the prior year from investing activities were $1.8 million, including $1.3 million in proceeds received from the disposition of shares held in America Online Inc. (“AOL”).

iii) Financing:

Cash flows generated in financing activities were $2.5 million for 2003, including an equity private placement and a convertible debt private placement.  Cash flows generated in financing activities for fiscal 2002 were $3.4 million included a equity private placement, a demand loan and a convertible debt private placement.

Capital Resources.  There were no significant additions to capital assets for the year ended December 31, 2003.  Redundant capital assets were liquidated to improve the Company’s working capital position.  Net proceeds from disposal of capital assets totaled $34,000 for the year ended December 31, 2003 as compared to $167,000 for the year ended December 31, 2002.

During 2002, the Company incurred $1,024,000 of costs associated with obtaining a demand loan and convertible debenture, which were recorded to deferred financing charges.  The deferred financing charges were fully amortized by June 30, 2003 on a straight-line basis to coincide with the maturing of the demand loan.  No additional deferred charges were incurred in 2003.

Funding

Funding - Overview.  The Company has been funded to date primarily through a series of private placements of equity and convertible debentures, sales of equity to and investments from strategic partners, gains from investments and option exercises.  Since inception, the Company has received aggregate net proceeds of $84.2 million from debt and equity financing and has realized $23.7 million in gains on investment disposals.

Funding - 2003.  During the period from January 1 to June 26, 2003, the Company issued 4,879,000 common shares at a price of $0.24 per share and 2,733,000 common share-purchase warrants exercisable into one common share at $0.40 for net proceeds of $1.148 million.  The warrants expire on June 26, 2005.  Included in this private placement were 2,146,000 shares issued to a director and officer of the Company for total net proceeds of $505,000.  None of the 2,733,000 warrants had been converted into common shares at December 31, 2003.

On August 19, 2003 the Company issued Series E secured subordinated notes with a face value of $1.0 million for net proceeds of $994,000.  The Series E notes have an annual rate of interest of 11 percent that is paid quarterly in arrears, mature in August 2006 and are convertible into equity units at a price of $0.35 per unit.  Each equity unit consists of one common share and one half of a share-purchase warrant with an exercise price of $0.50.  The Series E secured subordinated notes will automatically convert into units when the share price of the Company closes above $0.70 for five consecutive trading days during the term.  The holders of this Series E may convert at anytime following a four-month hold period.  If the holder does not convert and no automatic conversion takes place, the Company must repay the principle amount to the holders of the Series E secured subordinated notes in cash.  As part of this private placement, the Company issued 30,000 common share-purchase warrants to an associate of Stonestreet Limited Partnership (“Stonestreet”) in consideration for professional fees.  Each such warrant entitles the holder to purchase one common share of the Company for $0.50 at any time up to and including August 18, 2006.  The Series E notes were issued to private investors including an amount totaling $100,000 issued to directors and/or senior officers of the Company.

Funding – 2002.  On April 25, 2002, the Company entered into an agreement with Stonestreet for a $1.1 million private placement.  The Company issued 3.3 million common shares at US $0.21 per share and warrants exercisable into 1 million common shares at US $0.35 per share.  The warrants were exercised on December 17, 2002, providing an additional $550,000 in gross proceeds to the Company.

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

On August 30, 2002, ADB entered into a series of agreements with a lender, an unrelated party, whereby the lender granted to ADB and ADB Systems International Inc. (“Old ADB”) a secured loan in the aggregate principal amount of $2,000,000 and bearing interest at the rate of 12 percent per annum.  As part of this transaction, ADB and Old ADB implemented the Arrangement  (as defined below).

ADB Systems International Ltd. was created on August 30, 2002.  Upon implementation of a plan of arrangement approved by the shareholders of ADB on October 22, 2002 and approved by the Ontario Superior Court of Justice effective October 31, 2002 (the Arrangement), the shareholders of ADB exchanged their shares for shares of the Company on a one-for-one basis.  All assets and liabilities of ADB, other than those related to its retail activities, were transferred to the Company as of that date in the form of a return of capital.  Old ADB subsequently changed its name to Bid.com International Ltd. (“Bid.Com Ltd.”)

The Company and the lender entered into an arrangement whereby online retail operations utilizing the online retail technology, experience and expertise of ADB developed and operated under the name “Bid.Com International Inc.” in the on-line selling of consumer products to be supplied by the lender would be conducted by Bid.Com Ltd.  The loan matured on June 30, 2003 or upon earlier demand and the Company had the right after the earlier of June 1, 2003 and demand for payment to repay the loan in cash or to transfer to the lender 100 percent of the issued shared of Bid.Com Ltd. acquired by the Company as a consequence of the Arrangement for proceeds equal to the outstanding principal amount and accrued interest then owing to the lender.  The obligations of the Company and Bid.Com Ltd. were secured by a general security agreement delivered by the Company to the lender and a pledge of the shares of the Company’s Norwegian subsidiary.

On December 31, 2002 the Company owned 100 percent of the issued and outstanding shares of Bid.Com Ltd., but had determined that, for accounting purposes, consolidation of Bid.Com Ltd. was not appropriate.  This determination was based upon the Company’s evaluation of its continuing ability to determine the strategic operating policies of Bid.Com Ltd. without the cooperation of others, its ability to obtain future economic benefits from the resources of Bid.Com Ltd., and its exposure to the related risks of ownership.  Therefore, the Company accounted for its investment in Bid.Com Ltd. on the equity basis.  On October 22, 2002, after obtaining shareholder approval, the above-noted debt instruments became convertible into units at $0.12 per unit at the option of the holder.  Each Series A, B, and D unit consists of one common share and one-half common share purchase warrant.  Series C notes also became convertible into common shares at a conversion price of $0.12 per share at the option of the holder or at the option of the Company.  Upon conversion, the Company will issue 9.333 million common shares for no additional consideration and 4.167 million warrants exercisable into an equal number of common shares at $0.14 per share.

On June 30, 2003, the Company exercised its put option to transfer 100 percent of the issued shares of Bid.Com Ltd. in full settlement of the outstanding principal and accrued interest owed to the lender.

Funding – 2001.  During 2001, the Company continued to liquidate its AOL position to fund operations.  In addition, the Company disposed of its equity position in Point2 for $2.6 million and recovered an $811,000 receivable from Point2 that had been provided for in 2000.

In October 2001, with the acquisition of ADB Systemer, the Company paid $2.293 million in cash to the shareholders of ADB Systemer in connection with the acquisition.  As a result of that acquisition, cash of  $814,000 held by ADB Systemer was acquired.

Trending Into Fiscal 2004

The Company has not earned profits to date and, at December 31, 2003, has an accumulated deficit of $99.762 million.  The Company expects to incur losses in 2004 and there can be no assurance that it will ever achieve profitability.  Operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of the Company’s control.

The Company has incurred negative annual cash flows from operations since inception and expects to continue to expend substantial funds to continue to develop technology, build an infrastructure to support business development efforts and expand other areas of business including the acquisition of, or strategic investments in, complementary products, businesses or technologies.  Although the Company achieved positive cash flows from operations for the three months ended March 31, 2004, we estimate that additional working capital in the amount of $3.7 million will be required for 2004.  The Company expects to obtain the additional working capital through additional debt or equity financings such as issuance of loans or debentures, issuance of shares, conversion of warrants and exercise options.  However, the Company cannot provide assurance that efforts to raise such additional financings will be successful.  The actual amount of funds that will be required during the interim period will be determined by many factors, some of which are beyond the Company’s control.  As a result, it may require funds sooner or in greater amounts than currently anticipated.

Aggregate Contractual Obligations

As at December 31, 2003 the Company’s contractual obligations, including payments due by periods over the next six years, are as follows:

	Total	2004	2005	2006	2007	2008	2009
	(in thousands)

Operating leases	$436	$232	$113	$43	$24	$24	—
License agreements	677	129	129	129	129	129	32
Secured subordinated notes(a)	715	115	—	600	—	—	—
	$1,828	$476	$242	$772	$153	$153	$32

(a)          These amounts do not include interest and the notes are assumed to be held to maturity.  Subsequent to December 31, 2003, Notes with a face value of $400,000 were converted into equity units, and accordingly this amount is excluded from table above.

Foreign Currency Rate Fluctuations. While the Company’s financial statements are in Canadian dollars, revenue is also generated in Norwegian krone, US dollars and other currencies.  The Company incurs the majority of its expenses in Canadian dollars and Norwegian krone.  As a result, the Company may suffer losses due to fluctuations in exchange rates between the Canadian dollar or Norwegian krone and currencies of other countries. The Company does not currently engage in foreign exchange hedging activities or use other financial instruments in this regard.

Interest Rate and Investment Risk.  The primary objective of the Company’s investment activities is to preserve principal while at the same time maximizing income received from investments without significantly increasing risk.  The investment portfolio is primarily comprised of cash, marketable securities, and short-term interest bearing certificates.

Net Operating Losses for Tax Purposes.  We have available an aggregate of approximately $13.5 million of net operating losses for tax purposes that may be used to reduce taxable income in future years, of which $3.157 million expires in 2009, 3.424 million expires in 2010, $1.116 million expires in 2011, $966,000 expires in 2012, and $282,000 expires in 2013.  In addition, there is $4.581 million that do not expire related to tax losses in Ireland. Our net operating losses are subject to assessment of our tax returns by taxation authorities.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth the name, age and position of each of our directors and executive officers.  This information is supplied based on our records and information furnished by our executive officers and directors.

Name	Age	Position
Directors

Jeffrey Lymburner(1)	47	Director and Chief Executive Officer
T. Christopher Bulger(2)(3)	47	Director
Paul Godin,(3)	51	Director
Jim Moskos	41	Director and President, ADB Technology Group
Darroch (Rick) Robertson (2)	52	Director
Jan Pedersen(4)	46	Director and President, Norwegian Operations
Glen Whyte	47	Director

Executive Officers (other than Messrs. Lymburner, Pedersen and Moskos)
Michael Robb	41	Chief Financial Officer and Corporate Secretary
Aidan Rowsome	43	Vice-President, Global Sales

(1) Mr. Lymburner is acting Chairman of the Board of Directors.

(2) Member of Audit Committee.

(3) Member of the Management Resources and Compensation Committee

(4) Nominee of certain of the prior shareholders of ADB Systemer ASA pursuant to a Board Representation Agreement.  See “Board Practices” below.

The business experience of each of our directors and executive officers for at least the last five years is as follows:

Directors

JEFFREY LYMBURNER, Oldsmar, Florida

Director since May 28, 1996

Acting Chairman

Mr. Lymburner has been our Chief Executive Officer since August 1, 1999 and was a founding shareholder of our company. He was President of our company from its founding in 1995 to October 11, 2001. Prior to the founding of our company, Mr. Lymburner was President of Completely Mobile Inc., a cellular and wireless data company, from 1990 to 1995.

T. CHRISTOPHER BULGER, Toronto, Ontario

Director since May 28, 1996

Chairman of the Management Resources and Compensation Committee and Member of the Audit Committee

Mr. Bulger is the Chairman and CEO of Megawheels Technologies Inc., a web-centric classified advertising platform provider for newspapers, with enterprise systems for retailers in the automotive and real estate sectors. Mr. Bulger served as Executive Vice President of our company from September 1998 to December 1999 and Chief Financial Officer of our company from April 1996 to September 1998.

PAUL GODIN, Kleinburg, Ontario

Director since May 28, 1996

Member of the Management Resources and Compensation Committee and Member of the Audit Committee

Mr. Godin is a private investor.  From September 1999 to March 2001, Mr. Godin was the Chairman of The Art Vault International Limited.  Aside from being one of the founding shareholders of our company, Mr. Godin was Chief Executive Officer from our company’s inception to August 1, 1999, and Chairman of the Board of Directors from June 17, 1996 to June 14, 2000. Prior to the founding of our company in September, 1995, Mr. Godin was Senior Vice-President, Corporate Sales and Marketing for Completely Mobile Inc., a Canadian company which designed and implemented wireless data systems.

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

DARROCH (RICK) ROBERTSON, London, Ontario

Director since June 25, 2003

Chairman of the Audit Committee

Mr. Robertson has been an Associate Professor of Buisness at the Richard Ivey School of Business, The University of Western Ontario, for the past five years. He is also the Director of the undergraduate HBA program at the Ivey School. Mr. Robertson is a director and chair of the audit committee of Stackpole Limited, a TSX listed company. Mr. Robertson is also an elected member of the council for the Institute of Chartered Accountants of Ontario, where he currently serves on the audit committee and by-laws committee.

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

Executive Officers

(other than Messrs. Lymburner,  Moskos, and Pedersen)

Michael Robb, joined the Company in November 2002 and was appointed as Chief Financial Officer on August 19, 2003 and Corporate Secretary on October 21, 2003.  From June 2001 to June 2002, Mr. Robb served as Vice President of Finance for Westaim Partners, a Toronto venture capital firm. Mr. Robb was Director of Finance for Classwave Wireless Inc. from October 2000 to June 2001 and Director of Finance for Bid.Com. from January 1999 to October 2001.

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

For a discussion of certain transactions involving directors and executive officers, see Item 7 – MAJOR SHAREHOLDERS and RELATED PARTY TRANSACTIONS and Note 19 to Consolidated Financial Statements.

B.                                    COMPENSATION

Summary Compensation Table

The following table provides a summary of compensation earned during the most recently completed fiscal year by our Chief Executive Officer and our four highest paid executives, other than the Chief Executive Officer, who earned in excess of $100,000.

					Awards
						Restricted
		Annual Compensation			Options/	Shares or	Payouts
				Other Annual	SARs	Restricted	LTIP	All Other
		Salary	Bonus	Compensation	Granted	Share Units	Payout	Compensation
Name And Principal Position	Year	($)	($)	($)(1)	(#) (2)	($)	($)	($)

Jeffrey Lymburner	2003	140,150	3,503	16,818	Nil	Nil	Nil	Nil
CEO (3)	2002	157,760	Nil	25,242	110,000	Nil	Nil	Nil
	2001	317,987	Nil	12,720	271,875	Nil	Nil	Nil

Mark Wallace	2003	181,846	Nil	7,731	Nil	Nil	Nil	Nil
President (4)	2002	200,000	Nil	22,800	226,667	Nil	Nil	Nil
	2001	250,000	Nil	12,000	115,625	Nil	Nil	Nil

James Moskos	2003	193,333	15,000	12,000	220,202	Nil	Nil	Nil
President, Technology Group	2002	200,000	Nil	12,000	214,167	Nil	Nil	Nil
	2001	250,000	Nil	12,000	115,625	Nil	Nil	Nil

Jan Pedersen	2003	181,843	40,358	Nil	Nil	Nil	Nil	Nil
President, Norwegian Operations (5)	2002	165,500	47,000	Nil	214,167	Nil	Nil	Nil
	2001	205,276	2,953	4,000	37,500	Nil	Nil	Nil

Aidan Rowsome	2003	173,430	10,033	17,747	122,580	Nil	Nil	Nil
Vice-President, Global Sales (6)	2002	168,000	5,500	16,500	163,125	Nil	Nil	Nil
	2001	200,140	75,163	15,595	44,530	Nil	Nil	Nil

1.               Received on account of car reimbursement expenses, income derived from the exercise of options and automobile leases.

2.               All numbers have been adjusted to reflect the two for one consolidation of our shares in October, 2001.

3.               Mr. Lymburner’s salary is U.S. $100,000.  He also served as President from August, 1998 to October, 2001.

4.               Joined our company on May 17, 1999.  Mr. Wallace was Executive Vice President, General Counsel and Corporate Secretary from May 1999 to November 1999 and Chief Operating Officer from November 1999 to October, 2001. Mr. Wallace resigned from our company on August 22, 2003.

5.               Joined our company on October 11, 2001, upon  the acquisition of ADB Systemer.

6.               Joined our company as Managing Director, Europe in August 1999. Became our Vice-President, Global Sales in October 2001.

Messrs. Lymburner, Moskos, Pedersen and Rowsome have volunteered salary reductions  in the 2002 and 2003 calendar years, ranging from fifteen percent to fifty percent.  In exchange for the foregone salary, the executives were granted stock options, vesting quarterly in arrears, in an amount equal to the amount of foregone salary divided by the exercise price of the options (being the market price of the Company’s shares on the day prior to the date of the grant). These salary reductions took effect January 1, 2002 and the options were granted during 2002.  The salary reductions will not affect any severance entitlement for the individuals concerned.

The following table sets forth details of the option grants to our Chief Executive Officer and our four highest paid executives, other than the Chief Executive Officer, who earned in excess of $100,000 during the fiscal year ended December 31, 2003.

Name	Securities Under Options/SARs Granted (#)		% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Jeffrey Lymburner	Nil		Nil	Nil	Nil	Nil

Mark Wallace	Nil		Nil	Nil	Nil	Nil

James Moskos	20,202	(1)	1.8%	0.33	0.33	7/03/06
	100,000	(2)	9.1%	0.35	0.35	8/15/06
	100,000		9.1%	0.35	0.35	8/15/06

Jan Pedersen	22,378	(1)	2.0%	0.33	0.33	7/03/06

Aidan Rowsome	22,580	(1)	2.1%	0.33	0.33	7/03/06
	100,000		9.1%	0.35	0.35	8/15/06

(1) These options were granted in respect of the salary reductions on the terms described above.

(2) These options were performance incentive options, most of which vest only upon the attainment of specified business and financial results and some of which vested and became exercisable the date of their grant.

During 2003, we did not provide any pension, retirement or similar benefits to our directors and officers as a group.  Our employees based in Ireland and the United Kingdom participate in a retirement savings arrangement where employee contributions to personal retirement savings accounts are matched by the Company to a maximum of six percent of salary.  This arrangement does not represent a future pension obligation to the Company.  Mr. Rowsome participates in this plan.

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

Jan Pedersen entered into a new employment agreement with our company in 2003 which sets out his salary and benefits as the Company’s President of Norwegian operations, as described in Item 6. The new agreement does not provide for termination payments or retention bonuses.

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

C.                                    BOARD PRACTICES

Our articles of incorporation currently provide for a Board of Directors consisting of not less than 3 and not more than 15 directors, to be elected annually. The Ontario Business Corporations Act provides that, where a minimum and maximum number of directors is provided for in the articles of a company, the directors of that company may, if empowered by special resolution of the shareholders, by a resolution determine the number of directors to be elected at each annual meeting of the shareholders. Our Board of Directors has the authority to fix the number of directors to a number within the minimum and maximum number of directors as set forth in the articles, and has determined by resolution that the size of the Board is 7 directors.

On September 7, 2001, we entered into an agreement (the “Board Representation Agreement”) with LimeRock Partners LLC (“LR”), Jan Pedersen (“Pedersen”), and Sandnes Investering, Rogaland Investering, AIG Private Bank Ltd. and Karstein Gjersvik (together, the “Other Nominating Shareholders”) in connection with the acquisition of ADB Systemer ASA of Sola, Norway.  LR, Pedersen and the Other Nominating Shareholders were the largest shareholders of ADB Systemer.

Pursuant to the Board Representation Agreement, LR and Pedersen were entitled, immediately following the acquisition of ADB Systemer, to nominate one person each to our Board of Directors.  Also pursuant to the Board Representation Agreement, the Other Nominating Shareholders as a group were entitled to nominate one person to our Board of Directors effective at our 2002 annual shareholders meeting on June 12, 2002.

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

Our Board of Directors presently consists of 7 directors. Under Canadian law, a majority of our Board of directors and of each of our Board Committees must be residents of Canada, subject to certain exceptions.  Each of our directors holds office until the next annual meeting of shareholders, until his successor has been elected and qualified, or his earlier resignation or removal.  Our executive officers are appointed by our Board of directors and serve at the discretion of our Board of Directors.

Except for Jeff Lymburner’s salary protection agreements, no director has any contract or arrangement with us entitling them to benefits upon termination of their directorship.

The three committees of the Board are the Audit Committee, Management Resources and Compensation Committee, and the Corporate Governance Committee.

The Audit Committee, all of whose members are unrelated as defined by the TSX Corporate Governance Guidelines, meets with our management and our auditors on a periodic basis, before the release of quarterly results and before submission of our annual financial statements to the Board. The committee is responsible for the review and assessment of our audit practices, financial reporting and internal controls, inquiry of the auditors as to cooperation in access and disclosure by our management and the ultimate approval of our annual financial statements for submission to the Board and to the shareholders. The committee is also responsible for the appointment, compensation and oversight of the work of our auditors (including resolution of disagreements between management and our auditors regarding financial reporting).

The Management Resources and Compensation Committee, all of whose members are unrelated as defined by the TSX Corporate Governance Guidelines, is responsible for recommendations to the Board regarding the appointment or removal of executive officers, reviewing the performance of the executive officers and fixing their compensation. The committee is also responsible for administering our stock option plan and ensuring that salary and benefit programs are continuously suitable for acquiring, retaining and motivating employees.

The Corporate Governance Committee, all of whose members are unrelated as defined by the TSX Corporate Governance Guidelines, oversees the implementation of our governance guidelines described above and, where it deems appropriate, will develop modifications to such guidelines. The committee also oversees the process for nominations to the Board and assesses the overall effectiveness of the Board.

D.                                    EMPLOYEES

As of December 31, 2003 we employed a total of 50 full-time employees and no part-time employees as follows:

	North America	Ireland and UK	Norway
Sales and Marketing	5	1	1
Technical Services	5	2	12
Product Group	2	0	10
Finance and Admin	4	1	2
Executive	3	1	1
TOTAL	19	5	26

As of December 31, 2002 we employed a total of 49 full-time employees and no part-time employees as follows:

	North America	Ireland and UK	Norway
Sales and Marketing	5	1	2
Technical Services	5	1	9
Product Group	3	Nil	10
Finance and Admin	5	1	2
Executive	3	1	1
TOTAL	21	4	24

As of December 31, 2001 we employed a total of 68 full-time employees and no part-time employees as follows:

	North America	Ireland and UK	Norway
Sales and Marketing	6	4	2
Technical Services	9	2	12
Product Group	6	Nil	12
Finance and Admin	6	1	2
Executive	4	1	1
TOTAL	31	8	29

The number of our employees as of December 31, 2003 represents a 27.9% decrease in our workforce as compared with the number of our employees as of December 31, 2001.

None of our employees is represented by a labor union, and we consider our employee relations to be good.

E.              SHARE OWNERSHIP

The following table sets forth certain information concerning share and option ownership of each of our directors and officers as of May 7, 2004:

Name	Number of Common Shares Owned (1)	Number of Common Underlying Options (2)	Range ofexercise prices of options	Range of Expiration Dates of Options	Percentage of Common Shares Beneficially Owned (3)
Christopher Bulger	15,000	62,000	$0.36-$0.48	05/10/04-07/03/06	*
Paul Godin	232,667	25,000	$0.36 - $0.48	05/10/04-07/03/06	*
Jeffrey Lymburner	3,211,975	50,000	$0.36-$0.48	05/10/04/11/27/04	5.2%
Jim Moskos	21,375	434,369	$0.33-$0.48	05/10/04-08/15/09	*
Rick Robertson	5,000	30,000	$0.37-	07/03/06	*
Glen Whyte	208,333	Nil	N/A	N/A	*
Michael Robb	Nil	43,250	$0.22-$0.48	11/27/04-08/15/06	*
Jan Pedersen	767,019	206,545	$033-$0.48	05/10/04-07/03/06	1.6%
Aidan Rowsome	Nil	255,705	$0.33 - $0.48	05/10/04-08/15/06	*

* Represents less than 1%.

(1)                                  All numbers adjusted to reflect the two for one consolidation of our shares in October 2001.

(2)                                  Represents shares owned beneficially by the named individual other than those shares which may be acquired under our company’s option plans.  Unless otherwise noted, all persons referred to above have sole voting and sole investment power.

(3)                                  Includes all shares which the named individual has the right to acquire under all vested and unvested options and warrants granted to such individual under our company’s option plan.

(4)                                  This information is based on 61,420,621 common shares outstanding as of May 7, 2004. Common shares subject to options exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    MAJOR SHAREHOLDERS

To our knowledge, no person other than Jeffrey Lymburner beneficially owns, directly or indirectly, or exercises control or direction over more than 5% of our issued and outstanding common shares.

This information is based on our records, information provided to us by directors and executive officers and a review of any Schedules 13D and 13G filed prior to June 14, 2004, by our shareholders with the Securities and Exchange Commission and insider reports filed with the Ontario Securities Commission.  The Company’s major shareholders do not have any voting rights that differ from the rights of our other shareholders.

As of May 7, 2004, we had 1,210 shareholders of record holding 61,420,621 common shares, of which 765 shareholders holding 3,743,124 common shares had an address of record in the United States.  Common shares held by CEDE & Co. in the United States on such date amounted to 3,612,236 or 5.88% of our issued common shares, which shares are held for participants’ accounts.

We are not aware of any other corporation, foreign government, or other person or entity that directly or indirectly owns or controls our company, severally or jointly. We are not aware of any arrangements which may result in a change in control of our company.

B.                                    RELATED PARTY TRANSACTIONS

On April 4, 2000, we completed a transaction with The Art Vault International Limited, a company previously listed on the Canadian Venture Exchange, under which we agreed to provide our online auction technology and related services to enable the implementation of The Art Vault’s online auction of art and antiquities.  In consideration for our license and services, we received 2,500,000 shares of The Art Vault and a share of future profits. Paul Godin, a director of our company, was the founding shareholder, an executive officer and a director of The Art Vault. Azim Fancy, then one of our directors, was a director and shareholder of The Art Vault. Charles Walker and James Moskos, also directors of our company, were shareholders of The Art Vault.  In March 2001, The Art Vault made an assignment in bankruptcy under the laws of the Province of Ontario, due to economic conditions and a lack of available funding.  As their license and services agreements were fully paid up, the assignment had no material economic effect on these agreements.  Our investment in The Art Vault was written down to zero.

On August 30, 2002, the Company entered into a private placement agreement of secured subordinated notes (Series A, B and D notes) with a group of private investors for total gross proceeds of  $1.12 million.   The notes are secured by a general security agreement on the property and assets of ADB.

The following officers and directors purchased the Series D notes: Chris Bulger, a director of the Company, purchased $20,000 of Series D notes that have not yet been converted.  Paul Godin, a director of the Company, purchased $25,000 of Series D notes that were converted on December 13, 2002 to 208,333 common shares and 104,167 share purchase warrants. Jeff Lymburner, CEO and a director of the Company, purchased $75,000 of Series D notesof which $54,750 were converted on April 1, 2004  to 456,250 shares and 228,125 share purchase warrants The 228,125 common share purchase warrants were exercised into an equal number of common shares by April 19, 2004. The remaining $20,250 of Series D notes have yet to be converted as of June 18, 2004. Aidan Rowsome, VP Global Sales of the Company, purchased $15,000 of Series D notes that were converted on February 3, 2003 to 125,000 common shares and 62,500 share purchase warrants.

On May 9, 2003, the Company issued 666,666 common shares to Jeff Lymburner, CEO of the Company, in consideration of gross proceeds of $200,000 as part of a private placement financing.

On August 19, 2003, the Company entered into a private placement agreement of secured subordinated notes (Series E notes) with a group of private investors for total gross proceeds of  $1.0 million.   The notes are secured by a general security agreement on the property and assets of ADB.

The following officers and directors purchased the Series E notes: Paul Godin, a director of the Company, purchased $50,000 of Series E notes that have not yet been converted. Jim Moskos, President Technology Group  and a director of the Company, purchased $35,000 of Series E notes that have not yet been converted. Michael Robb, CFO and Corporate Secretary of the Company, purchased $15,000 of Series E notes that have not yet been converted.

The following officers and directors purchased Series G notes: Jeff Lymburner, CEO of the Company, purchased $100,000 of Series G notes that have not yet been converted; Jan Pedersen, President, European Operations and a director of the Company, purchased $60,000 of Series G notes that have not yet been converted; and Jim Moskos, President Technology Group and a director of the Company, purchased $10,000 of Series G notes that have not yet been converted.

For additional information regarding related party transactions, see Part I - Item 5 under the heading “OPERATING AND FINANCIAL REVIEW AND PROSPECTS – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS” and see Note 7(b) to Notes Consolidated Financial Statements.

For additional information regarding related party transactions, see Part I – Item 4 under the heading “MAJOR DEVELOPMENTS” and Note 19 to Notes to Consolidated Financial Statements.

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

SIGNIFICANT CHANGES

None.

ITEM 9 - THE OFFER AND LISTING

Our common shares are listed on The Toronto Stock Exchange and are quoted for trading on the OTCBB.  Our common shares were quoted on the Nasdaq National Market from April 20, 1999 until June 3, 2002 and were quoted on the Nasdaq SmallCap Market from June 3, 2002 until August 21, 2002 at which time they were delisted because we did not satisfy the minimum bid price per share requirement for continued listing on that market.  The shares were listed on the Nasdaq exchanges from April 20, 1999 until October 17, 2001 under the symbol “BIDS” and from October 18, 2001 until August 21, 2002 under the symbol “ADBI”.  Our common shares have been quoted for trading on the OTCBB since August 22, 2002 under the symbol “ADBY”.

From June 6, 1996 to February 8, 1998, our common shares were quoted for trading on the Canadian Dealing Network under the symbol “ILII.”  Our common shares were traded on The Toronto Stock Exchange from February 9, 1998 to July 17, 1998 under the symbol “ILI” and from July 18, 1998 to October 17, 2001 under the symbol “BII”.  Since October 18, 2001, our common shares have been traded on the Toronto Stock Exchange under the symbol “ADY”.

For additional information about the trading of our common shares, see Item 3-D - Risk Factors - YOUR ABILITY TO BUY OR SELL OUR COMMON SHARES ON THE OTCBB  MAY BE LIMITED.

The following tables set forth the range of high and low sales prices (rounded to the nearest hundredth) as reported by The Toronto Stock Exchange and Nasdaq (beginning April 20, 1999) during the calendar years and quarters indicated. Note that all numbers have been adjusted to reflect the two-for-one share consolidation completed in October 2001.

THE TORONTO STOCK EXCHANGE

	High	Low
	(Cdn $)	(Cdn $)
ANNUAL MARKET PRICES

1999 Calendar Year	67.30	7.30
2000 Calendar Year	26.20	1.94
2001 Calendar Year	3.40	0.29
2002 Calendar Year	0.93	0.07
2003 Calendar Year	0.85	0.17

QUARTERLY MARKET PRICES
2002 CALENDAR YEAR
First Quarter	0.50	0.28
Second Quarter	0.45	0.22
Third Quarter	0.25	0.09
Fourth Quarter	0.93	0.07
2003 CALENDAR YEAR
First Quarter	0.85	0.17
Second Quarter	0.41	0.19
Third Quarter	0.55	0.31
Fourth Quarter	0.54	0.37
2004 CALENDAR YEAR
First Quarter	0.52	0.34

MONTHLY MARKET PRICES
November 2003	0.53	0.37
December 2003	0.48	0.39
January 2004	0.45	0.39
February 2004	0.52	0.39
March 2004	0.42	0.34
April 2004	0.38	0.32
May 2004	0.38	0.25

NASDAQ AND OTCBB

	High	Low	High	Low
	(Cdn $)	(Cdn $)	(U.S. $)	(U.S. $)
ANNUAL MARKET PRICES
1999 Calendar Year	57.12	11.18	38.62	7.50
2000 Calendar Year	26.60	1.60	19.26	1.06
2001 Calendar Year	3.30	0.30	2.18	0.19
2002 Calendar Year	0.93	0.06	0.59	0.04
2003 Calendar Year

QUARTERLY MARKET PRICES
2002 CALENDAR YEAR
First Quarter	0.53	0.27	0.34	0.17
Second Quarter	0.42	0.22	0.27	0.16
Third Quarter	0.25	0.06	0.16	0.04
Fourth Quarter	0.93	0.08	0.59	0.05
2003 CALENDAR YEAR
First Quarter	0.79	0.16	0.54	0.11
Second Quarter	0.39	0.16	0.29	0.12
Third Quarter	0.57	0.27	0.42	0.20
Fourth Quarter	0.58	0.34	0.45	0.26
2004 CALENDAR YEAR
First Quarter	0.54	0.34	0.41	0.26

MONTHLY MARKET PRICES
November 2003	0.52	0.38	0.40	0.29
December 2003	0.45	0.36	0.35	0.28
January 2004	0.48	0.40	0.36	0.28
February 2004	0.55	0.40	0.41	0.30
March 2004	0.42	0.34	0.32	0.26
April 2004	0.44	0.34	0.32	0.25
May 2004	0.38	0.27	0.28	0.20

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

A director who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with our company shall disclose to our company the nature and extent of his interest at the time and in the manner provided by the Ontario Business Corporations Act. The Ontario Business Corporations Act prohibits such a director from voting on any resolution to approve the contract or transaction unless the contract or transaction:

•                                          is  an arrangement by way of security for money lent to or obligations undertaken by the director for the benefit of our company or an affiliate;

•                                          relates primarily to his or her remuneration as a director, officer, employee or agent of our company or an affiliate;

•                                          is for indemnity or insurance; or

•                                          is with an affiliate.

Our Board of Directors may, on behalf of our company and without authorization of our shareholders:

•                                          borrow money upon the credit of our company;

•                                          issue, reissue, sell or pledge bonds, debentures, notes or other evidences or indebtedness or guarantees of our company, either secured or unsecured;

•                                          subject to certain disclosure requirements of the Ontario Business Corporations Act, give, directly or indirectly, financial assistance to any person by means of a loan, a guarantee or otherwise on behalf of our company to secure performance or any present or future indebtedness, liability or obligation of any person; and

•                                          mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal property of our company, movable or immovable, including without limitation book debts, rights, powers, franchises and undertakings, to secure any bonds, debentures, notes or other evidences of indebtedness or guarantee or any other obligation of our company.

Common Shares

Our articles authorize the issuance of an unlimited number of common shares. The holders of the common shares of our company are entitled to receive notice of and to attend all meetings of the shareholders of our company and have one vote for each common share held at all meetings of the shareholders of our company, except for meetings at which only holders of another specified class or series of shares of our company are entitled to vote separately as a class or series. Subject to the prior rights of the holders of preference shares of our company and to any other shares ranking senior to the common shares with respect to priority in the payment of dividends, the holders of common shares are entitled to receive dividends and our company will pay dividends, as and when declared by our Board of Directors, out of moneys properly applicable to the payment of dividends, in such amount and in such form as our Board of Directors may from time to time determine, and all dividends which our Board of Directors may declare on the common shares shall be declared and paid in equal amounts per share on all common shares at the time outstanding. In the event of the dissolution, liquidation or winding-up of our company, whether voluntary or involuntary, or any other distribution of assets of our company among its shareholders for the purpose of winding up its affairs, subject to the prior rights of the holders of preference shares and to any other shares ranking senior to the common shares with respect to priority in the distribution of assets upon dissolution, liquidation or winding-up, the holders of the common shares will be entitled to receive the remaining property and assets of our company.  There are no redemption or sinking-fund provisions that attach to the common shares, nor are there any provisions that discriminate against existing or prospective holders of common shares as a result of owning a substantial number of shares.  The holders of our common shares are not liable to further capital calls by our company.

Preference Shares

Our articles of incorporation authorize the issuance of an unlimited number of preference shares, in one or more series. The Ontario Business Corporations Act does not impose restrictions upon our Board of Directors issuing preference shares of the type authorized by our articles of incorporation. Our Board of Directors may fix, before issuing, the number of preference shares of each series, the designation, rights, privileges, restrictions and conditions attaching to the preference shares of each series, including any voting rights, any right to receive dividends (which may be cumulative or non-cumulative and variable or fixed) or the means of determining the dividends, the dates of payment, any terms and conditions of redemption or purchase, any conversion rights, and any rights on the liquidation, dissolution or winding-up of our company, any sinking fund or other provisions, the whole to be subject to the issue of a Certificate of Amendment setting forth the designation, rights, privileges, restrictions and conditions attaching to the preference shares of the series. Our articles of incorporation require that preference shares of each series must, with respect to the payment of dividends and the distribution of assets or the return of capital in the event of the liquidation, dissolution or winding-up of our company, whether voluntary or involuntary, rank on a parity with the preference shares of every other series and be entitled to preference over the common shares and over any other shares ranking junior to the preference shares. The preference shares of one series shall participate ratably with the preference shares of every other series in respect of all dividends and similar amounts.  The holders of our preference shares are not liable to further capital calls by our company.  None of our preference shares are currently issued or outstanding.

Action Necessary to Change the Rights of Shareholders

In order to change the rights of our shareholders, we would need to amend our articles of incorporation to effect the change.  Such an amendment would require the approval of holders of two-thirds of the shares cast at a duly called special meeting. If we wish to amend the rights of holders of a specific class of shares, such approval would also be required from the holders of that class. A shareholder is entitled to dissent in respect of such a resolution and, if the resolution is adopted and our company implements such changes, demand payment of the fair value of its shares.

Meetings of Shareholders

An annual meeting of shareholders is held each year for the purpose of considering the financial statements and reports, electing directors, appointing auditors and for the transaction of other business as may be brought before the meeting. The President, the Chairman of the Board or the Board of Directors has the power to call a special meeting of shareholders at any time. Notice of the time and place of each meeting of shareholders must be given not less than 21 days, nor more than 50 days, before the date of each meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any other purpose other than consideration of financial statements and auditors’ report, election of directors and reappointment of the incumbent auditor, must state the nature of the business in sufficient detail to permit the shareholder to form a reasoned judgment on, and must state the text of, any special resolution or by-law to be submitted to the meeting. The only persons entitled to be present at a meeting of shareholders are those entitled to vote thereat, the directors of our company, the auditor of our company and others who although not entitled to vote are entitled or required to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting. If a corporation is winding-up, the Ontario Business Corporations Act permits a liquidator appointed by the shareholders, during the continuance of a voluntary winding-up, to call and attend meetings of the shareholders. In circumstances where a court orders a meeting of shareholders, the court may direct how the meeting may be held, including the parties entitled, or required, to attend the meeting.

Limitations on Rights to Own Securities

There is no limitation imposed by Canadian law or by the articles or other charter documents on the right of a non-resident to hold or vote common shares or preference shares with voting rights, other than as provided in the

Investment Canada Act, as amended by the World Trade Organization Agreement Implementation Act.  The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Canada Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be a net benefit to Canada.

An investment in our voting shares by a non-Canadian (other than a “World Trade Organization Investor,” as defined below) would be reviewable under the Investment Canada Act if it were an investment to acquire direct control of our company, and the value of our assets were $5.0 million or more.  An investment in our voting shares by a World Trade Organization Investor would be reviewable under the Investment Canada Act if it were an investment to acquire direct control of our company, and the value of our assets equaled or exceeded $209 million.  A non-Canadian, whether a World Trade Organization Investor or otherwise, would acquire control of us for purposes of the Investment Canada Act if he or she acquired a majority of our voting shares.  The acquisition of less than a majority, but at least one-third of our voting shares, would be presumed to be an acquisition of control of our company, unless it could be established that we were not controlled in fact by the acquirer through the ownership of voting shares.  In general, an individual is a World Trade Organization Investor if he or she is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“World Trade Organization Member”) or has a right of permanent residence in a World Trade Organization Member.  A corporation or other entity will be a World Trade Organization investor if it is a “World Trade Organization investor-controlled entity” pursuant to detailed rules set out in the Investment Canada Act.  The United States is a World Trade Organization Member.

Certain transactions involving our voting shares would be exempt from the Investment Canada Act, including:  (a) an acquisition of our voting shares if the acquisition were made in connection with the person’s business as a trader or dealer in securities; (b) an acquisition of control of our company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and (c) an acquisition of control of our company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of our company, through the ownership of voting interests, remains unchanged.

Change of Control

Our authorized capital consists of an unlimited number of common shares and an unlimited number of preference shares. The Board of Directors, without any further vote by the common shareholders, has the authority to issue preference shares and to determine the price, preferences, rights and restrictions, including voting and dividend rights, of these shares. The rights of the holders of common shares are subject to the rights of holders of any preference shares that the Board of Directors may issue in the future. That means, for example, that we can issue preference shares with more voting rights, higher dividend payments or more favorable rights upon dissolution, than the common shares. If we issued certain types of preference shares in the future, it may also be more difficult for a third-party to acquire a majority of our outstanding voting shares.

Our articles do not contain any provisions that govern the ownership threshold above which shareholder ownership must be disclosed.

C.                                    Material Contracts

The following is a summary of our company’s material contracts entered into since January 1, 2002.

1.  Subscription Agreement, dated as of April 25, 2002, between ADB Systems International Inc. and Stonestreet Limited Partnership, whereby we agreed to issue 3.3 million common shares at a purchase price of US $0.21 per share, and warrants exercisable into 1,050,000 common shares at an exercise price of US $0.35 per share. The warrants have a term of three years.  We agreed to register the shares and warrants with the Securities and Exchange Commission. The purchase price was determined in the context of the market.

2.                                       Warrant issued April 25, 2002 to Stonestreet Limited Partnership by ADB Systems International Inc.  entitling the holder to acquire 1 million common shares of ADB at an exercise price of US $0.35 per share. The warrant had a term of three years and was exercised in full on December 17, 2002.

3.                                       Warrant issued April 25, 2002 to Stonestreet Limited Corporation by ADB Systems International Inc. entitling the holder to acquire 50,000 common shares of ADB at an exercise price of US $0.35 per share. The warrant has a term of three years and as of June 18, 2004 have not been exercised.

4.                                       As part of the Arrangement and pursuant to a general conveyance and assumption agreement (the “General Conveyance and Assumption Agreement”) dated as of August 30, 2002 between Old ADB and ADB, Old ADB transferred all of its assets (excluding only the assets of the Retail Business) to ADB and ADB assumed all of the liabilities of Old ADB (excluding only specified liabilities in connection with the Retail Business), including Old ADB’s liabilities under the Loan Agreement.

5.                                       Under the terms of a supply, services and licensing agreement (the “Supply Services and Licensing Agreement”) dated as of August 23, 2002 between ADB Systems International Inc. (“Bid.Com”) and The Brick Warehouse Corporation (“The Brick”), ADB will provide administrative and technical services to Old ADB for the Bid.Com  online retailing activities.

6.                                       Pursuant to subscription agreements dated August 30, 2002, ADB issued a total of CDN$1,120,000 principal amount of secured subordinated convertible notes in four series, Series A, B, C, and D. For a description of the material terms and conditions attaching to each series, see part I – Item 5 under the heading ‘OPERATING AND FINANCIAL REVIEW AND PROSPECTS – MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS” and see Note 7(b) to Notes to Consolidated Financial Statements.

7.                                       On  May 19, 2004, the Company issued Series F secured subordinated notes with a face value of C$500,000 to a private investor.  The Series F notes mature May 19, 2007, have an annual rate of interest of 7% paid quarterly in arrears, and are convertible into equity units at a price of $0.31 per unit.  Each equity unit consists of one common share and one half of a share-purchase warrant with an exercise price of $0.50.  The warrants have an expiry date of May 19, 2007.  The Series F notes are secured by a general security agreement granting a security interest in all of the Company’s property and assets and by a direction to pay proceeds under the Company’s receivable insurance policy with Export Development Canada.  Holders may convert the notes into units at anytime following a four-month hold period.  These notes will automatically convert into units when the share price of the Company closes above $0.70 for five consecutive trading days during the term, following the hold period.  If the holder does not convert and no automatic conversion takes place, the Company must repay the principal amount in cash.

8.                                       On May 11, 2004, ADB entered into an Agreeement with First Associates Investments Inc. (“FAI”) as sole agent and exclusive financial advisor for an offering of securities of ADB of up to C$5 million on a best efforts basis. If an offering is completed with gross proceeds of C$1 million or more, ADB will grant a right of first refusal to provide services to lead any future Canadian-led financing for a period set out as follows; a) one year if gross proceeds are at least C$1 million but less than $2 million and b) two years if gross proceeds are at least C$2 million.

9.                                       On June 15, 2004, the Company issued Series G secured subordinated notes with a face value of $1,600,000 through their agent, First Associates Investments Inc. (“FAI”).  The Series G notes mature June 15, 2007 and have an interest rate of 7% calculated annually and paid on the earlier of conversion or maturity.  The notes are convertible into equity units at a price of $0.31 per unit.  Each equity unit consists of one common share and one half of a share-purchase warrant with an exercise price of $0.50.  The warrants have an expiry date of May 19, 2008.  The Series G notes are secured by a general security agreement granting a security interest in all of the Company’s property and assets.  Holders may convert the notes into units at anytime following a four-month hold period.  These notes will automatically convert into units when the weighted average trading price of the Company’s common shares reaches $0.70 for ten consecutive trading days during the term, following the hold period.  If the holder does not convert and no automatic conversion takes place, the Company must repay the principal amount in cash.

Issuance costs associated with the Series G notes include a commission payable to FAI equal to eight percent of the gross proceeds from non-designated purchasers and four percent of the gross proceeds from designated purchasers.  Additionally, FAI received an option to purchase 139,500 equity units, as described above, at a price of $0.31 per unit.

The Series G notes were issued to private investors, including an amount totaling $170,000 issued to directors and/or senior officers of the Company.

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

E.                                      Taxation

Canadian Federal Income Tax Considerations

The following summary describes material Canadian federal income tax consequences generally applicable to a holder of our common shares who is not a resident of Canada, and who, for purposes of the Income Tax Act (Canada), (i) holds such shares as capital property and (ii) deals at arm’s length with us.  Generally, common shares will be considered capital property to a holder provided that such holder does not hold such securities in the course of carrying on a business and has not acquired such securities in a transaction or transactions considered to be an adventure or concern in the nature of trade which includes a transaction or transactions of the same kind and carried on in the same manner as a transaction or transactions of an ordinary trader or dealer in property of the same kind.

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

Disposition of common shares.

A non-resident holder of a common share will not be subject to tax under the Income Tax Act in respect of a capital gain realized on the disposition of a common share unless the common share constitutes or is deemed to constitute “taxable Canadian property” as defined in the Income Tax Act. Shares of a corporation that are listed on a prescribed stock exchange (which includes shares traded on certain U.S. stock exchanges, including the Nasdaq National Market), are generally not considered to be taxable Canadian property. However, such shares are considered taxable Canadian property in the hands of a non-resident holder if, at any time during the 60-month period immediately preceding disposition by the holder, 25% or more of our issued shares of any class were owned by the non-resident holder together with persons with whom the non-resident did not deal at arm’s length.

An interest in or option in respect of common shares or other securities convertible into or exchangeable for common shares could constitute taxable Canadian property if the common shares that could be acquired upon the exercise of the option, the conversion or exchange rights or in which there is such interest are themselves taxable Canadian property.  Taxable Canadian property also includes any common share held by a non-resident if the non-resident used the common share in carrying on a business (other than an insurance business) in Canada, or, if the non-resident is a non-resident insurer, any common share that is its “designated insurance property” for the year. A non-resident whose common shares constitute or are deemed to constitute taxable Canadian property will realize upon the disposition or deemed disposition of a common share, a capital gain (or a capital loss) to the extent that the proceeds of disposition are greater than (or less than) the aggregate of the adjusted cost base to the holder of a common share and any reasonable costs of disposition.

One-half of any capital gain realized by a holder (a taxable capital gain) will be included in computing the holder’s income. One-half of any capital loss realized by a holder may, subject to certain restrictions applicable to holders that are corporations, normally be deducted from the holder’s taxable capital gains realized in the year of disposition, the three preceding taxation years or any subsequent taxation years, subject to detailed rules contained in the Income Tax Act.

A purchase by us of our common shares (other than a purchase of our common shares on the open market in a manner in which shares would normally be purchased by any member of the public in the open market) will give rise to a deemed dividend under the Income Tax Act equal to the difference between the amount we paid on the purchase and the paid-up capital of such shares determined in accordance with the Income Tax Act. The paid-up capital of such shares may be less than the cost of such shares to the holder. Any such dividend deemed to have been received by a non-resident holder will be subject to non-resident withholding tax as described above. The amount of any such deemed dividend will reduce the proceeds of disposition of the common share to the non-resident holder for the purpose of computing the amount of the non-resident holder’s capital gain or loss under the Income Tax Act.

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

U.S. Federal Income Tax Considerations

The following summary describes material United States federal income tax consequences arising from the purchase, ownership and sale of common shares. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, final, temporary and proposed United States Treasury Regulations and the administrative and judicial interpretations of the regulations, all as in effect as of the date of this Annual Report and all of which are subject to change, possibly on a retroactive basis. The consequences to any particular shareholder may differ from those described below by reason of that shareholder’s particular circumstances. This summary does not address the considerations that may be applicable to any particular shareholder based on such shareholder’s particular circumstances (including potential application of the alternative minimum tax), to particular classes of shareholders (including financial institutions, broker-dealers, insurance companies, shareholders who have elected mark-to-market accounting, tax-exempt organizations, shareholders who hold ordinary shares as part of a straddle, “hedge” or “conversion transaction” with other investments, shareholders who own (directly, indirectly or through attribution) 10% or more of our company’s outstanding voting shares, shareholders whose functional currency is not the U.S. dollar, persons who are not citizens or residents of the United States, or persons which are foreign corporations, foreign partnerships or foreign estates or trusts as to the United States, or any aspect of state, local or non-United States tax laws. Additionally, the discussion does not consider the tax treatment of persons who hold common shares through a partnership or other pass-through entity or the possible application of United States federal gift or estate tax. This summary is addressed only to a holder of common shares who is (i) a citizen or resident of the United States who owns less than 10% of our company’s outstanding voting shares, (ii) a corporation organized in the United States or under the laws of the United States or any state thereof, (iii) an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of source, or (iv) a trust, if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury Regulations to be treated as a U.S. person (a “U.S. Holder”). This summary is for general information purposes only and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase common shares. This summary generally considers only U.S. Holders that will own their common shares as capital assets.

Each shareholder should consult with such shareholder’s own tax advisor as to the particular tax consequences to such shareholder of the purchase, ownership and sale of their common shares including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Treatment of Dividend Distributions

Subject to the discussion below under “Tax Status Of The Company – Passive Foreign Investment Companies,” a distribution by our company to a U.S. Holder in respect of the common shares (including the amount of any Canadian taxes withheld thereon) will generally be treated for United States federal income tax purposes as a dividend to the extent of our company’s current and accumulated earnings and profits, as determined under United States federal income tax principles. To the extent, if any, that the amount of any such distribution exceeds our company’s current and accumulated earnings and profits, as so computed, it will first reduce the U.S. Holder’s tax basis in the common shares owned by him, and to the extent it exceeds such tax basis, it will be treated as capital gain from the sale of common shares.

While it is not anticipated that our company will pay dividends in the foreseeable future, the gross amount of any distribution from our company received by a U.S. Holder which is treated as a dividend for United States federal income tax purposes (before reduction for any Canadian tax withheld at source) will be included in such U.S. Holder’s gross income as ordinary income and generally will not qualify for the dividends received deduction applicable in certain cases to United States corporations. Pursuant to recently enacted legislation, if you are an individual, dividends that we pay you through 2008 will be subject to tax at long-term capital gain rates, provided certain holding period and other requirements are satisfied and provided that in the year such dividends are paid, or the preceding taxable year, we are not a foreign personal holding company, a foreign investment company or a passive foreign investment company. For United States federal income tax purposes, the amount of any dividend paid in Canadian dollars by our company to a U.S. Holder will equal the U.S. dollar value of the amount of the dividend paid in Canadian dollars, at the exchange rate in effect on the date of the distribution, regardless of whether the Canadian dollars are actually converted into United States dollars at that time. Canadian dollars received by a U.S. Holder will have a tax basis equal to the U.S. dollar value thereof determined at the exchange rate on the date of the distribution. Currency exchange gain or loss, if any, recognized by a U.S. Holder on the conversion of

Canadian dollars into U.S. dollars will generally be treated as U.S. source ordinary income or loss to such holder. U.S. Holders should consult their own tax advisors concerning the treatment of foreign currency gain or loss, if any, on any Canadian dollars received which are converted into dollars subsequent to distribution.

A U.S. Holder generally will be entitled to deduct any Canadian taxes withheld from dividends in computing United States taxable income, or to credit such withheld taxes against the United States federal income tax imposed on such U.S. Holder’s dividend income. No deduction for Canadian taxes may be claimed, however, by an individual (noncorporate) U.S. Holder that does not itemize deductions. The amount of foreign taxes for which a U.S. Holder may claim a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. Distributions with respect to common shares that are taxable as dividends will generally constitute foreign source income for purposes of the foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by our company with respect to the common shares will generally constitute “passive income.” Foreign income taxes exceeding a shareholder’s credit limitation for the year of payment or accrual of such tax can be carried back for two taxable years and forward for five taxable years, subject to the credit limitation applicable in each of such years. Additionally, the foreign tax credit in any taxable year may not offset more than 90% of a shareholder’s liability for United States individual or corporate alternative minimum tax. The total amount of allowable foreign tax credits in any year generally cannot exceed regular U.S. tax liability for the year attributable to foreign source taxable income. A U.S. Holder will be denied a foreign tax credit with respect to Canadian income tax withheld from dividends received on the common shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make certain related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the common shares are not counted toward meeting the 16 day holding period required by the statute.

Sale or Exchange of a Common Share

Subject to the discussion below under “Tax Status Of The Company – Passive Foreign Investment Companies,” the sale or exchange by a U.S. Holder of a common share generally will result in the recognition of gain or loss by the U.S. Holder in an amount equal to the difference between the amount realized and the U.S. Holder’s basis in the common share sold. Such gain or loss will be capital gain or loss provided that the common share is a capital asset in the hands of the holder. The gain or loss realized by an individual (noncorporate) U.S. Holder on the sale or exchange of a common share will be long-term capital gain or loss subject to a reduced rate of tax if the common share had been held for more than one year.  If the common share had been held by such individual U.S. Holder for not more than one year, such gain will be short-term capital gain.  Gains recognized by a U.S. Holder on a sale, exchange or other disposition of common shares generally will be treated as United States source income for United States foreign tax credit purposes. A loss recognized by a U.S. Holder on the sale, exchange or other disposition of common shares generally is allocated to U.S. source income.  However, such loss must be allocated to foreign source income to the extent certain dividends were received by the U.S. Holder within the 24-month period preceding the date on which the U.S. Holder recognized the loss. The deductibility of a capital loss recognized on the sale, exchange or other disposition of common shares is subject to limitations. A U.S. Holder that receives foreign currency upon disposition of common shares and subsequently converts the foreign currency into U.S. dollars generally will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar. U.S. Holders should consult their own tax advisors regarding treatment of any foreign currency gain or loss on any Canadian dollars received in respect of the sale, exchange or other disposition of common shares.

Tax Status of the Company

Personal Holding Companies.  A non-U.S. corporation may be classified as a personal holding company for United States federal income tax purposes if both of the following two tests are satisfied: (i) if at any time during the last half of the company’s taxable year, five or fewer individuals (without regard to their citizenship or residency) own or are deemed to own (under certain attribution rules) more than 50% of the stock of the corporation by value and (ii) 60% or more of such non-U.S. corporation’s gross income derived from U.S. sources or effectively connected with a U.S. trade or business, as specifically adjusted, is from certain passive sources such as dividends and royalty payments. Such a corporation generally is taxed on the amounts of such passive source income, after making adjustments such as deducting dividends paid and income taxes, that are not distributed to shareholders. We believe that our company was not a personal holding company in 2003 and is not currently a personal holding company.  However, no assurance can be given that either test will not be satisfied in the future.

Foreign Personal Holding Companies.  A non-U.S. corporation will be classified as a foreign personal holding company for United States federal income tax purposes if both of the two following tests are satisfied: (i) five or fewer individuals who are United States citizens or residents own or are deemed to own (under certain attribution rules) more than 50% of all classes of the corporation’s stock measured by voting power or value and (ii) the corporation receives at least 60% (50% if previously an foreign personal holding company) of its gross income (regardless of source), as specifically adjusted, from certain passive sources. If such a corporation is classified as a foreign personal holding company, a portion of its “undistributed foreign personal holding company income” (as defined for United States federal income tax purposes) would be imputed to all of its shareholders who are U.S. Holders on the last taxable day of the corporation’s taxable year, or, if earlier, the last day on which it is classifiable as a foreign personal holding company. Such income would be taxable as a dividend, even if no cash dividend is actually paid. U.S. Holders who dispose of their shares prior to such date would not be subject to tax under these rules. We believe that our company was not a foreign personal holding company in 2003 and is not currently a foreign personal holding company. However, no assurance can be given that our company will not qualify as a foreign personal holding company in the future.

Passive Foreign Investment Companies.  A company will be a passive foreign investment company if 75% or more of its gross income (including the pro rata share of the gross income of any company (United States or foreign) in which the company is considered to own 25% or more of the shares (determined by market value)) in a taxable year is passive income. Alternatively, the company will be considered to be a passive foreign investment company if at least 50% of the value of the company’s assets (averaged over the year) (including the pro rata share of the value of the assets of any company in which the company is considered to own 25% or more of the shares (determined by market value)) in a taxable year are held for the production of, or produce, passive income. For these purposes, the value of our assets is calculated based on our market capitalization. Passive income generally includes, among others, interest, dividends, royalties, rents and annuities.

If our company is a passive foreign investment company for any taxable year, a U.S. Holder, in the absence of an election by such U.S. Holder to treat our company as a “qualified electing fund” (a “QEF election”), as discussed below, would, upon certain distributions by our company and upon disposition of the common shares at a gain, be liable to pay tax at the highest tax rate on ordinary income in effect for each period to which the income is allocated, plus interest on the tax, as if the distribution or gain had been recognized ratably over the days in the U.S. Holder’s holding period for the common shares during which our company was a passive foreign investment company. Additionally, if our company is a passive foreign investment company, U.S. Holders who acquire ordinary shares from decedents would be denied the normally available step-up of the income tax basis for such common shares to fair market value at the date of death and instead would have a tax basis equal to the decedent’s basis, if lower.

If our company is treated as a passive foreign investment company for any taxable year, U.S. Holders should consider whether to make a QEF election for United States federal income tax purposes. If a U.S. Holder has a QEF election in effect for all taxable years that such U.S. Holder has held the common shares and our company was a passive foreign investment company, distributions and gain will not be recognized ratably over the U.S. Holder’s holding period or subject to an interest charge, gain on the sale of common shares will be characterized as capital gain and the denial of basis step-up at death described above would not apply. Instead, each such U.S. Holder is required for each taxable year that our company is a qualified electing fund to include in income a pro rata share of the ordinary earnings of our company as ordinary income and a pro rata share of the net capital gain of our company as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. Consequently, in order to comply with the requirements of a QEF election, a U.S. Holder must receive from our company certain information. We intend to supply U.S. Holders with the information needed to report income and gain pursuant to a QEF election in the event our company is classified as a passive foreign investment company. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the Internal Revenue Service.  A shareholder makes a QEF election by attaching a completed IRS Form 8621 (including the passive foreign investment company annual information statement) to a timely filed

United States federal income tax return and by filing such form with the IRS Service Center in Philadelphia, Pennsylvania. Even if a QEF election is not made, a shareholder in a passive foreign investment company who is a U.S. Holder must file a completed IRS Form 8621 every year.

As an alternative to making a QEF election, a U.S. Holder may elect to make a mark-to-market election with respect to the common shares owned by him. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election. Under such election, a U.S. Holder includes in income each year an amount equal to fair market value of the common shares owned by such U.S. Holder as of the close of the taxable year over the U.S. Holder’s adjusted basis in such shares. The U.S. Holder would be entitled to a deduction for the excess, if any, of such U.S. Holder’s adjusted basis in his common shares over the fair market value of such shares as of the close of the taxable year; provided however, that such deduction would be limited to the extent of any net mark-to-market gains with respect to the common shares included by the U.S. Holder under the election for prior taxable years. The U.S. Holder’s basis in his common shares is adjusted to reflect the amounts included or deducted pursuant to this election. Amounts included in income pursuant to the mark-to-market election, as well as gain on the sale or exchange of the common shares, will be treated as ordinary income. Ordinary loss treatment applies to the deductible portion of any mark-to-market loss, as well as to any loss realized on the actual sale or exchange of the common shares to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included with respect to such common shares.

The mark-to-market election applies to the tax year for which the election is made and all later tax years, unless the common shares cease to be marketable or the IRS consents to the revocation of the election.

We do not believe our company was a passive foreign investment company during 2003. However, there can be no assurance that our company will not be classified as a passive foreign investment company in 2004 or thereafter because the tests for determining passive foreign investment company status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. U.S. Holders who hold common shares during a period when our company is a passive foreign investment company will be subject to the foregoing rules, even if our company ceases to be a passive foreign investment company, subject to certain exceptions for U.S. Holders who made a QEF election. U.S. Holders are urged to consult with their own tax advisors about making a QEF election or mark-to-market election and other aspects of the passive foreign investment company rules.

Back-Up Withholding and Information Reporting

U.S. Holders generally are subject to information reporting requirements and back-up withholding with respect to dividends paid in the United States on common shares, or proceeds paid from the disposition of common shares, unless the U.S. Holder provides an IRS Form W-9 or otherwise establishes an exemption.

The amount of any back-up withholding will be allowed as a credit against a U.S. Holder’s federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the IRS.

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

We are subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission.  Reports and other information which we file with the Securities and Exchange Commission, including this Annual Report on Form 20-F, may be inspected and copied at the public reference facilities of the Securities and Exchange Commission at:

450 Fifth Street N.W. Room 1024 Washington D.C. 20549	500 West Madison Street Suite 1400 Chicago, Illinois 60661

You can also obtain copies of this material by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.  Additionally, copies of this material may also be obtained from the Securities and Exchange Commission’s Internet site at http://www.sec.gov.  The Commission’s telephone number is 1-800-SEC-0330.

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

PART II

ITEM 13 - DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There were no material modifications to the rights of our security holders during the fiscal year ended December 31, 2003.

ITEM 15 – CONTROLS AND PROCEDURES

The Company’s management, with the participation of the Company’s Chief Executive Officer and its Chief Financial Officer has evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2003.  Based on that evaluation, the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, concluded that the Company’s disclosure controls and procedures were effective.

The Company’s management did not identify any change in the Company’s internal control over financial reporting that occurred during the Company’s last fiscal year that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that it has at least one audit committee financial expert serving on its audit committee.  The Board of Directors has determined that Darroch Robertson is an audit committee financial expert.  Mr. Robertson has been an Associate Professor of Business at the Richard Ivey School of Business, The University of Western Ontario, for the past five years. He is also the Director of the undergraduate HBA program at the Ivey School. Mr. Robertson is a director and chair of the audit committee of Stackpole Ltd., a TSX-listed company. Mr. Robertson is also an elected member of council for the Institute of Chartered Accountants of Ontario, where he currently serves on the audit committee and by-laws committee

ITEM 16B – CODE OF ETHICS

The Company has adopted a Code of Ethics that applies to its principal executive officer, principal financial officer, principal accounting officer, controller and persons performing similar functions. The Code of Ethics is attached as an exhibit to this report.

ITEM 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed for each of the last two fiscal years for professional services rendered by our auditors for the audit of our annual financial statements and other services.

FEES OF AUDITORS

Year	Audit Fees(1)	Review Fees(2)	Tax Fees(3)	Other Fees(4)
2002	$184,500	$54,000	$31,203	$18,190
2003	$160,000	$66,000	$71,450	$18,750

(1)          Audit Fees represent costs associated with the audit of the Company’s financial statements including U.S. GAAP and U.S. GAAS.

(2)          Review Fees represent costs associated with reviews of the Company’s quarterly financial press releases and shareholders reports.

(3)          Tax Fees represent costs associated with the preparation of the Company’s annual tax filings.

(4)          Other fees represent costs associated with the review and recommended accounting treatment related to complicated contracts or arrangements.

ITEM 16D – EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

PART III

ITEM 17- FINANCIAL STATEMENTS

Not applicable.

ITEM 18 - FINANCIAL STATEMENTS

See the Index to Consolidated Financial Statements accompanying this report on page F-1.

ITEM 19 - EXHIBITS

Exhibits filed as part of this Annual Report.

1.1	Articles of Arrangement of the Company filed with the Ontario Ministry of Consumer and Business Services on October 31, 2002. (1)

1.2	By-laws of the Company. (2)

2.1	Form of Series D Note. (6)

2.2	Registration Rights Agreement, dated as of June 16, 2000, between Bid.Com International and Acqua Wellington Value Fund Ltd. (4)

2.3	Form of Series G Convertible Secured Note.*

2.4	Warrant issued April 25, 2002 to Stonestreet Limited Partnership by ADB Systems International Inc. (5)

2.5	Warrant issued April 25, 2002 to Stonestreet Corporation by ADB Systems International Inc. (5)

2.6	Form of Warrant issued or issuable upon the exercise of the Series A Notes, Series B Notes, Series C Notes and Series D Notes. (6)

2.7	Series F Convertible Secured Note dated May 19, 2004 between ADB Systems International Ltd. and Stonestreet Limited Partnership.*

2.8	Form of Warrant issued or issuable upon exercise of the Series F Notes.*

4.1	Salary Protection Letter, dated February 12, 1997, between the Company and Jeffrey Lymburner. (3)

4.2	Option Agreement dated February 19, 2001 between Bid.Com International Inc. and Wendell Willick. (5)

4.3	Amendment to Option Agreement dated May 2, 2001 between Bid.Com International Inc. and Wendell Willick. (5)

4.4	Board Support Agreement, dated as of September 7, 2001 between Bid.Com International Inc. and ADB Systemer ASA. (5)

4.5

Board Representation Agreement, dated as of September 7, 2001 between Bid.Com International Inc. and LimeRock Partners LLC, Jan Pedersen, Sandnes Investering, Rogaland Investering, AIG Private Bank Ltd. and Karstein Gjersvik. (5)

4.6	Employment Agreement, dated as of September 18, 2001 between Bid.Com International Inc. and Jan Pedersen.(5)

4.7	Subscription Agreement, dated as of April 25, 2002, between ADB Systems International Inc. and Stonestreet Limited Partnership. (5)

4.8	Arrangement Agreement, dated as of August 23, 2002, between ADB Systems International Inc. and ADB Systems International Ltd. (1)

4.9	General Conveyance and Assumption Agreement, dated August 23, 2002, between ADB Systems International Inc. and ADB Systems International Ltd. (2)

4.10

Loan Agreement, dated August 23, 2002, and Loan Agreement Amending Agreement entered into as of August 30, 2002 among The Brick Warehouse Corporation, ADB Systems International Inc., and ADB Systems International Ltd. (6)

4.11	Form of Supply Services and Licensing Agreement, dated August 23, 2002, among The Brick Warehouse Corporation, ADB Systems International Inc., and ADB Systems International Ltd. (6)

4.12	Form of General Security Agreement, dated as of April 30, 2002, between ADB Systems International Inc. and each of Stonestreet Limited Partnership and Greenwich Growth Fund Ltd. (6)

4.13	Form of Subscription Agreement, dated August 30, 2002, between ADB Systems International Inc. and Stonestreet Limited Partnership. (6)

4.14	Form of Subscription Agreement, dated August 30, 2002, between ADB Systems International Inc. and Greenwich Growth Fund Ltd. (6)

4.15	Co-operation Agreement made as of August 23, 2002 between ADB Systems International Inc., ADB Systems International Ltd. and The Brick Warehouse Corporation. (6)

4.16	Agency Agreement dated June 15, 2004 between ADB Systems International Ltd. and First Associates Investments Inc.*

4.17	General Security Agreement, dated as of May 19, 2004 between ADB Systems International and Stonestreet Limited Partnership.*

4.18	Subscription Agreement, dated June 3, 2004, between ADB Systems International and First Associates Investments Inc.*

4.19	Subscription Agreement, dated June 1, 2004, between ADB Systems International and First Associates Investments Inc.*

4.20	Subscription Agreement, dated May 19, 2004, between ADB Systems International and Stonestreet Limited Partnership.*

8.1	List of Subsidiaries.*

10.1	Certification pursuant to 18 U.S.C. Section 1350.*

11.1	Code Of Ethics for ADB Systems International Ltd.*

*	Filed herewith

(1)

Incorporated by reference from Exhibit 1 to the Company’s Current Report on Form 6-K, Filing No. 1 for the Month of November 2002, filed with the Securities and Exchange Commission on November 5, 2002.

(2)

Incorporated by reference from Exhibit 1.2 of Amendment No. 1 to the Company’s Registration Statement on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on March 30, 1999.

(3)

Incorporated by reference from Exhibit 3.27 of Amendment No. 1 to the Company’s Registration Statement on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on March 30, 1999.

(4)	Incorporated by reference from the Exhibits to the Company’s Annual Report on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on May 23, 2001.

(5)	Incorporated by reference from the Exhibits to the Company’s Annual Report on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on May 17, 2002.

(6)	Incorporated by reference from Exhibits to the Company’s Annual Report on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on May 20, 2003.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ADB SYSTEMS INTERNATIONAL INC.

	By:	/s/ Jeffrey Lymburner
	Name:	Jeffrey Lymburner
	Title:	Chief Executive Officer

Dated: June 29, 2004	By:	/s/ Michael Robb
	Name:	Michael Robb
	Title:	Chief Financial Officer and
Corporate Secretary

Certification

I, Jeffrey Lymburner, certify that:

1.  I have reviewed the annual report on Form 20-F of ADB Systems International Ltd.;

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) not applicable;

c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5. The company’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Dated: June 29, 2004	/s/ Jeffrey Lymburner
Jeffrey Lymburner
Chief Executive Officer

Certification

I, Michael Robb, certify that:

1.  I have reviewed this annual report on Form 20-F of ADB Systems International Ltd.;

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) not applicable;

c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5. The company’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Dated: June 29, 2004	/s/ Michael Robb
Michael Robb
Chief Financial Officer

Management’s Report

Preparation of the consolidated financial statements accompanying this annual report and the presentation of all other information in this report is the responsibility of management.  The financial statements have been prepared in accordance with appropriate and generally accepted accounting principles and reflect management’s best estimates and judgments.  All other financial information in the report is consistent with that contained in the financial statements.  The Company maintains appropriate systems of internal control, policies and procedures which provide management with reasonable assurance that assets are safeguarded and that financial records are reliable and form a proper basis for preparation of financial statements.

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

Jeff Lymburner	Michael Robb
CEO	Chief Financial Officer

Report of Independent Registered Chartered Accountants

We have audited the consolidated balance sheets of ADB Systems International Ltd. as at December 31, 2003 and 2002, and the consolidated statements of operations, deficit and cash flows for each of the three years in the period ended December 31, 2003.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Toronto, Ontario, Canada

February 6, 2004 (except for Notes 2 and 23 which are as of May 11, 2004)

Comments by Auditors on Canada – United States Reporting Differences

United States reporting standards for auditors require the addition of an explanatory paragraph following the opinion paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 2 to the financial statements.  Although we conducted our audits in accordance with both Canadian and United States generally accepted auditing standards, our report to the Shareholders dated February 6, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

Chartered Accountants

Toronto, Ontario, Canada

February 6, 2004 (except for Notes 2 and 23 which are as of May 11, 2004)

Consolidated Balance Sheets

December 31, 2003 and 2002

(in thousands of Canadian dollars)

	2003	2003	2002
		Convenience Translation into U.S. $ (Note 24)

ASSETS

CURRENT
Cash	$432	$335	$1,337
Marketable securities	13	10	20
Accounts receivable	1,384	1,073	1,828
Deposits and prepaid expenses	118	91	178
	1,947	1,509	3,363

CAPITAL ASSETS (Note 4)	266	206	443
ACQUIRED SOFTWARE (Note 16)	846	656	1,974
DEFERRED CHARGES (NET) (Note 5)	—	—	513
ACQUIRED AGREEMENTS (Note 17(a))	150	116	57
TRADEMARKS AND INTELLECTUAL PROPERTY (NET)	2	1	5
	$3,211	$2,488	$6,355

LIABILITIES

CURRENT
Accounts payable	$700	$543	$1,059
Accrued liabilities	670	519	1,229
Current portion of deferred revenue	91	71	832
Demand loan (Notes 6 and 19(a))	—	—	2,000
	1,461	1,133	5,120

SECURED SUBORDINATED NOTES (Note 7)	721	559	34
	2,182	1,692	5,154

NON-CONTROLLING INTEREST	3	2	3
COMMITMENTS AND CONTINGENCIES (Notes 2 and 11)

SHAREHOLDERS’ EQUITY
Share capital (Note 9(b))	97,674	75,716	95,633
Contributed surplus (Note 9(d))	1,289	999	—
Warrants (Note 9(d))	324	251	1,599
Stock options (Note 9(c))	898	696	706
Conversion feature on secured subordinated notes (Note 7)	497	385	175
Cumulative translation account	106	82	32
Deficit	(99,762)	(77,335)	(96,947)
	1,026	794	1,198
	$3,211	$2,488	$6,355

ON BEHALF OF THE BOARD
/s/ T. Christopher Bulger	Director	/s/ Darroch Robertson	Director

Consolidated Statements of Operations

Years ended December 31, 2003, 2002 and 2001

(in thousands of Canadian dollars, except per share amounts)

	2003	2003	2002	2001
		Convenience translation into U.S. $ (Note 24)

Revenue	$5,853	$4,537	$5,780	$4,455
Less: Customer acquisition costs	—	—	—	(60)
Net revenue (Note 21)	5,853	4,537	5,780	4,395

General and administrative	4,648	3,603	6,288	7,622
Sales and marketing	1,098	851	1,875	4,040
Software development and technology	2,817	2,183	4,101	3,691
Employee stock options (Note 9(j))	193	150	—	—
Depreciation and amortization	1,901	1,474	2,602	1,572
Interest expense	289	224	200	—
Interest income	(9)	(7)	(45)	(345)

	10,937	8,478	15,021	16,580

Loss before the undernoted	(5,084)	(3,941)	(9,241)	(12,185)

Realized gain on settlement of demand loan (Note 6)	2,195	1702	—	—
Realized gains and losses on disposal of marketable securities, strategic investments and capital assets and recovery of assets (Note 14)	7	5	(85)	6,722
Unrealized gains and losses on revaluation of marketable securities and strategic investments, and provision for impairment of assets (Note 15)	—	—	(24)	(2,435)
Goodwill impairment (Note 18)	—	—	(14)	(9,476)
Restructuring charges	—	—	—	(959)
Retail activities settlement (Note 13)	67	52	—	(381)
	2,269	1,759	(123)	(6,529)

NET LOSS FOR THE YEAR	$(2,815)	$(2,182)	$(9,364)	$(18,714)

LOSS PER SHARE (Note 9(i))	$(0.05)	$(0.04)	$(0.22)	$(0.64)

Consolidated Statements of Deficit

Years ended December 31, 2003, 2002 and 2001

(in thousands of Canadian dollars)

	2003	2003	2002	2001
		Convenience Translation into U.S. $ (Note 24)

DEFICIT, BEGINNING OF YEAR	$(96,947)	$(75,153)	$(87,583)	$(68,869)

NET LOSS FOR THE YEAR	(2,815)	(2,182)	(9,364)	(18,714)

DEFICIT, END OF YEAR	$(99,762)	$(77,335)	$(96,947)	$(87,583)

Consolidated Statements of Cash Flows

Years ended December 31, 2003, 2002 and 2001

(in thousands of Canadian Dollars)

	2003	2003	2002	2001
		Convenience Translation into U.S. $ (Note 24)
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES

OPERATING
Net loss for the year	$(2,815)	$(2,182)	$(9,364)	$(18,714)
Items not affecting cash
Depreciation and amortization	1,901	1,474	2,602	1,572
Non cash customer acquisition costs	38	29	—	60
Non cash interest expense	239	185	108	—
Employee stock options	193	150	—	—
Stock compensation to third parties	—	—	25	115
Realized gain on settlement of demand loan (Note 6)	(2,195)	(1,702)	—	—
Realized gains and losses on disposal of marketable securities, strategic investments and capital assets, and recovery of assets (Note 14)	(7)	(5)	85	(6,722)
Unrealized gains and losses on revaluation of marketable securities and strategic investments, and provision for impairment of assets (Note 15)	—	—	24	2,435
Goodwill impairment (Note 18)	—	—	14	9,476
	(2,646)	(2,051)	(6,506)	(11,778)
Changes in non cash operating working capital (Note 12)	(728)	(564)	61	(2,917)
	(3,374)	(2,615)	(6,445)	(14,695)

INVESTING
Capital assets	(45)	(35)	(43)	(317)
Strategic investments	—	—	—	(328)
Capitalized software, trademarks and intellectual property	—	—	(7)	(5)
Marketable securities	8	6	1,556	10,142
Proceeds from disposal of capital assets	34	26	167	—
Acquisition of ADB Systemer ASA (Note 16)	—	—	—	(2,244)
Proceeds from disposal of joint venture and strategic investments (Note 14(a) and (e))	20	16	126	2,706
Purchase of non-controlling interest	—	—	(14)	—
	17	13	1,785	9,954

FINANCING
Issuance of common shares for cash (Note 9(d) and (e)(i))	1,458	1,130	1,506	—
Repayment of capital lease	—	—	(42)	(65)
Secured subordinated notes (Note 7)	994	770	1,000	—
Deferred charges (Note 5)	—	—	(1,024)	—
Demand loan (Note 6)	—	—	2,000	—
	2,452	1,900	3,440	(65)

NET CASH OUTFLOW DURING THE YEAR	(905)	(702)	(1,220)	(4,806)

CASH, BEGINNING OF YEAR	1,337	1,037	2,557	7,363
CASH, END OF YEAR	$432	$335	$1,337	$2,557

SUPPLEMENTAL DISCLOSURE
Interest expense	$48	$37	$24	$—
Income taxes	$—	$—	$—	$—

See notes to consolidated financial statements.

Notes to the Consolidated Financial Statements - Years ended December 31, 2003, 2002 and 2001 (in Canadian dollars)

1.              DESCRIPTION OF BUSINESS

ADB Systems International Ltd. (“ADB” or the “Company”) delivers asset lifecycle management solutions that enable companies to source, manage and sell assets for maximum value.  ADB works with a growing number of customers and partners in a variety of sectors including the asset-intensive oil and gas industry to improve operational efficiencies.  ADB also enables customers in government, manufacturing and financial services sectors to reduce purchasing costs and improve procurement processes.

ADB Systems International Ltd. was created on August 30, 2002.  Upon implementation of a special resolution of the shareholder of the Company and shareholders of ADB Systems International Inc. (“Old ADB”, formerly Bid.Com International Inc. (“Bid.Com”)), pursuant to Section 182 of the Business Corporations Act (Ontario), the shareholders of Old ADB exchanged their shares for shares of the Company on a one-for-one basis on October 22, 2002.  All assets and liabilities of Old ADB, other than those related to retail activities (Note 13) were transferred to the Company on that date in the form of a return of capital.  ADB Systems International Ltd. conducted no activities prior to October 22, 2002.  Old ADB subsequently changed its name to Bid.Com International Ltd. (“Bid.Com Ltd.”).

These consolidated financial statements reflect the financial position of the Company as at December 31, 2003 and 2002, and results of its operations and its cash flows subsequent to October 22, 2002, and the financial position of Old ADB as at December 31, 2001 and results of operations and of cash flows of Old ADB for the 2002 period prior to October 22, 2002 and the year ended December 31, 2001 based upon continuity of interests accounting as no substantive change of ownership occurred.

Bid.Com was an on-line auction service provider and e-tailer.  During 2000, the Company refocused its business model to become an on-line enabling service to other businesses seeking to use its on-line retailing technologies.  The Company provides businesses with the use of its software and hardware technology over a specific term in addition to consulting, implementation, and training services.  In October 2001, Bid.Com acquired ADB Systemer ASA (“ADB Systemer”), a Norway-based software vendor of enterprise asset management and electronic procurement applications.  The Company changed its name to ADB Systems International Inc. to reflect its expanded product offering.

2.              CONTINUATION OF THE BUSINESS

While the accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations, certain adverse conditions and events cast substantial doubt upon the validity of this assumption. The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations.  The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including an increase in revenue and seeking additional forms of debt or equity financing.  Additional debt or equity financings such as issuance of loans or debentures, issuance of shares, conversion of warrants and exercise of options in the amount of $3.7 million are estimated to be required for 2004.  The Company cannot provide assurance that efforts to raise such additional financings will be successful.

These financial statements do not include adjustments or disclosures that may result from the Company’s inability to continue as a going concern.  If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, and the reported net losses and balance sheet classifications used.

Management believes that continued existence beyond 2004 is dependent on its ability to increase revenue from existing products, and to expand the scope of its product offering which entails a combination of internally developed software and partnerships with third parties.

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

INVESTMENT IN ASSOCIATED COMPANY

The investment in associated company was accounted for under the equity method (see Note 19(a)).  This method was considered appropriate based upon management’s evaluation of its ability to determine the strategic operating policies of the associated company without the cooperation of others, its ability to obtain future economic benefits from the associated company, and its exposure to the related risks of ownership.  U.S. GAAP required consolidation of the investment in associated company.  The impact of this difference in U.S. GAAP from Canadian GAAP is disclosed in these financial statements in Note 20 – Reconciliation of United States GAAP.

MARKETABLE SECURITIES

Marketable securities include registered equity instruments, all of which are carried at the lower of cost and quoted market value.  Net unrealized losses on marketable securities related to an impairment, determined to be other than temporary in nature, are determined on the specific identification basis and are included in the Consolidated Statements of Operations.  Marketable securities also include interest-bearing certificates carried at cost plus accrued interest which approximate market value.

CAPITAL ASSETS AND AMORTIZATION

Capital assets are carried at cost less accumulated amortization.  Amortization is calculated on a straight-line basis in amounts sufficient to amortize the cost of capital assets over their estimated useful lives as follows:

Computer hardware	3 years
Computer software and licenses	1 year or life of the license
Furniture and fixtures	5 years
Building	20 years
Leasehold improvements	life of the lease

STRATEGIC INVESTMENTS

Strategic investments are carried at the lower of cost and estimated net realizable value.  Management has assessed the carrying value of the investments and recorded an impairment provision based on management’s best estimate of net realizable value.

SOFTWARE DEVELOPMENT COSTS

The cost of non-core software internally developed for client applications through e-commerce enabling agreements and software licensing is expensed as incurred.  The cost of core software internally developed for client applications through e-commerce enabling agreements is capitalized and is amortized over two years.  The cost of core software internally developed for software licensing contracts is expensed as incurred.  The cost of acquired software and internally developed software for use in on-line retail operations is expensed as incurred.

ACQUIRED SOFTWARE

The cost of core software acquired as a result of the acquisition of ADB Systemer ASA has been capitalized and is amortized over three years, the estimated useful life of the software.

ACQUIRED AGREEMENTS

Acquired agreements have been capitalized based on the estimated fair value of common share purchase warrants issued in exchange for entering into certain agreements and are amortized over the initial term of the agreements.  The fair value of these warrants is calculated based on the Cox-Rubinstein binomial valuation model.

TRADEMARKS AND INTELLECTUAL PROPERTY

Trademarks and intellectual property are recorded at cost and amortized on a straight-line basis over two years.  Trademarks and intellectual property acquired as a result of the acquisition of ADB Systemer ASA, and directly attributable to core software, have been capitalized and are amortized over three years, the estimated useful life of the related software.

GOODWILL

In 2001, the Company adopted the provisions of the Canadian Institute of Chartered Accountants Handbook sections 1581 and 3062, whereby the purchase price of an acquired business is allocated to all assets and liabilities, including identifiable intangible assets, based on their fair values.  Any purchase price in excess of those fair values is recorded as goodwill.  Goodwill must be tested annually for impairment on a fair value basis, and where the carrying value exceeds fair value, a goodwill impairment loss must be recorded.  This accounting policy became effective January 1, 2002 with a transition provision beginning July 1, 2001.  Management assessed the carrying value of the goodwill arising from the acquisition of ADB Systemer, and determined that a permanent decline had occurred in the fair value of goodwill at December 31, 2001 based on estimated future cash flows from the business acquired.

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

The Company’s foreign subsidiaries in the United States, Ireland, the United Kingdom, and Australia are classified as fully integrated with the functional currency being the Canadian dollar.  The Company uses the temporal method of foreign currency translation for these operations.  Monetary assets and liabilities are translated at the exchange rates in effect on the balance sheet date.  Non-monetary assets are translated at historic exchange rates.  Revenue and expense amounts are translated using the average exchange rate for the year except amortization of capital assets which is translated at historic exchange rates.  Gains and losses from foreign exchange translations are included in the statement of operations.

The Company’s subsidiary in Norway is classified as a self-sustaining operation whereby the functional currency of the operation is the Norwegian krone.  The Company uses the current rate method of translation for these operations.  Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date.  Revenue and expenses (including depreciation and amortization) are translated using the average exchange rate for the year.  Gains and losses from foreign exchange translations are included as a separate component of shareholders’ equity.

LOSS PER SHARE

On January 1, 2001, the Company adopted the provisions of The Canadian Institute of Chartered Accountants Handbook section 3500, “Earnings per Share,” whereby the treasury stock method of calculating diluted earnings per share is used.  For the years presented, all stock options, convertible debentures and warrants are anti-dilutive, therefore diluted loss per share is equal to basic loss per share.  The basic loss per share calculation is based on the weighted average number of shares outstanding during the year.

REVENUE RECOGNITION

a) License and related services agreements

The Company has agreements to provide software licenses for client-server-based software applications.  The Company adopted the provisions of Statement of Position 97-2 “Software Revenue Recognition,” and Statement of Position 98-9 “Software Revenue Recognition With Respect to Certain Transactions,” in its accounting for revenue recognition on delivery of software licenses.  Revenue is recognized on physical delivery for software licenses when undelivered elements are not essential to the functionality of the license. When software licenses are delivered and require additional elements essential to the functionality of the license, such as consulting and implementation services, license revenue is recognized on a percentage of completion basis until all services requisite to the functionality of the license have been delivered and vendor- specific objective evidence of the fair value of each component exists.  Software licenses are granted for an indefinite term.

The Company has agreements to provide maintenance, support, and training services.  Revenue from maintenance and support agreements is recognized over the term of the agreement.  Revenue from training services is recognized when these services are provided.

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

b) E-commerce enabling agreements

The Company has agreements where it has become an e-commerce enabler to various businesses.  The Company adopted the provisions of Statement of Position 97-2, “Software Revenue Recognition,” issued by the American Institute of Certified Public Accountants in its accounting for multiple element e-commerce enabling agreements.  The Company’s multiple element e-commerce enabling agreements are comprised of revenue for providing consulting, implementation, training, and hosting services.  Revenue from individual elements of each contract is recognized when vendor-specific objective evidence exists to determine the fair value of individual contract elements.  When vendor-specific objective evidence exists, consulting, implementation, and training elements are recognized on a percentage of completion basis and the hosting element is recognized ratably over the term of the contract.  In the absence of vendor-specific objective evidence, the Company defers and amortizes all revenue from individual contract elements ratably over the term of the contract.

c) Sale of retail products and related activities

Revenue from product sales, commission, shipping, and handling was recognized when goods were shipped to customers.  The Company curtailed its on-line retail operations in October 2000.  During 2002, the non-consolidated investee, Bid.Com Ltd. resumed on-line retail activities (Note 19(a)).

DEFERRED REVENUE

Deferred revenue is comprised of the unrecognized portion of consulting and implementation fees received from maintenance and support e-commerce enabling agreements, and the unrecognized portion of license, installation, and consulting revenue on the sale of software licenses and related services.

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

DEFERRED CHARGES

Deferred charges are comprised of expenditures incurred in obtaining a demand loan and the issuance of secured subordinated notes.  The expenditures relating to the demand loan are amortized over the term of the loan on a straight-line basis; expenditures relating to the subordinated notes were recorded as a reduction to the equity component of those notes.

SECURED SUBORDINATED NOTES

Financial instruments that contain both a liability and an equity element are required to have the instrument’s component parts classified separately under Canadian GAAP.  The Company uses the Cox-Rubinstein binomial valuation model to determine the fair value of the conversion feature at the issue dates of convertible secured subordinated notes and discloses the liability and equity components separately on its balance sheet.  United States GAAP does not permit separate disclosure of different elements of a financial instrument in the financial statements.  The impact of this difference in United States GAAP from Canadian GAAP is disclosed in the notes to these financial statements under Reconciliation of U.S. GAAP (Note 20).

STOCK-BASED COMPENSATION

The Canadian Institute of Chartered Accountants issued Handbook section 3870, “Stock-based Compensation and Other Stock-based Payments,” effective January 1, 2002.  During the fourth quarter of fiscal 2003, the Company elected to adopt the fair value method for stock-based compensation on a prospective basis.  As a result, the annual financial statements reflect the cost of stock-based compensation to employees effective January 1, 2003.  The impact of this standard is disclosed in Note 9 to the financial statements.  The impact of Statement of Financial Accounting Standards (SFAS) 123, “Accounting for Stock-Based Compensation,” is disclosed in the notes to these financial statements under Reconciliation of U.S. GAAP (Note 20).

Prior to January 1, 2003, under Canadian GAAP, stock options granted to employees were not required to be recorded in the accounts of the Company.  Stock options to employees under U.S. GAAP are accounted for in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”.  Because options granted to employees have been fixed options with the exercise price equal to the market price of stock, under US GAAP no accounting recognition was given to stock options granted to employees at fair market value until they are exercised.

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

4.              CAPITAL ASSETS

	2003			2002
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
	(in thousands)
Computer hardware	$2,588	$2,428	$160	$2,659	$2,423	$236
Computer software	28	—	28	—	—	—
Furniture and fixtures	411	333	78	465	268	197
Leasehold improvements	151	151	—	151	141	10
	$3,178	$2,912	$266	$3,275	$2,832	$443

5.              DEFERRED CHARGES

During 2002, the Company incurred $874,000 of expenditures in obtaining a demand loan (Note 6).  These expenditures were amortized on a straight-line basis over the term of the loan, which matured on June 30, 2003.  In 2002, the Company also incurred financing costs of $150,000 in obtaining convertible debt financing (Note 7).  In 2003, deferred charges were reduced by an amortization expense of $513,000 with a reduction of $511,000 occurring in 2002 comprised of an amortization expense of $361,000 and a reduction to the equity component of the secured notes of $150,000.

6.              DEMAND LOAN

During the year ended December 31, 2002, the Company entered into a series of agreements which resulted in the completion of a series of transactions (collectively the “Transaction”) whereby the Company received a secured demand loan in the aggregate principal amount of $2,000,000.  The loan carried an interest rate of 12 percent compounded monthly, and was secured by a general security agreement on the assets of the Company and a pledge of the shares of the Company’s Norwegian subsidiary.  The loan matured on June 30, 2003.  The Company could, at its discretion, repay the loan in cash or transfer to the lender 100 percent of the issued shares of its investment in an associated company in full settlement of the outstanding principal amount and accrued interest then owing to the lender (Note 19(a)).

On June 30, 2003, the Company exercised its option to transfer its investment in the associated company, which had a nominal carrying value, to the lender in full settlement of the outstanding principal and accrued interest amounts.  This transfer resulted in a gain on settlement of the demand loan in the amount of $2,195,000.

7.              SECURED SUBORDINATED NOTES

a) During the year ended December 31, 2003, the Company issued Series E secured subordinated notes with a face value of $1.0 million for net proceeds of $994,000.  The Series E notes have an annual rate of interest of 11percent that is paid quarterly in arrears, mature August 19, 2006 and are convertible into equity units at a price of $0.35 per unit.  Each equity unit consists of one common share and one half of a share-purchase warrant with an exercise price of $0.50.  The Series E secured subordinated notes will automatically convert into units when the share price of the Company closes above $0.70 for five consecutive trading days during the term.  Note holders may convert into units at anytime following a four-month hold period.  If the holder does not convert and no automatic conversion takes place, the Company must repay the principal amount to the holders of the Series E secured subordinated notes in cash.  As part of this private placement, the Company issued 30,000 common share-purchase warrants to an associate of Stonestreet Limited Partnership (“Stonestreet”) in consideration for professional fees.  Each such warrant entitles the holder to purchase one common share of the Company for $0.50 at any time up to and including August 18, 2006.

The Series E notes were issued to private investors including an amount totaling $100,000 issued to directors and/or senior officers of the Company.  Costs in the amount of $6,000 associated with the issuance of the Series E secured subordinated notes were recorded as a reduction of the equity component of these notes.

As required by Canadian GAAP, the Company has separated the liability and equity components of the Series E secured subordinated notes.  The Company has determined the fair value of the debt component of the Series E notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing.  The Company has determined the fair value of the conversion feature at the issue date of the Series E notes using the Cox-Rubinstein binomial valuation model.  The resulting pro rata fair value of the liability component of the secured subordinated notes and the conversion features of the units, comprised of shares and attached warrants, was $596,000, $292,000 and $106,000, respectively.  The liability component will be accreted to $1 million over the term of the Series E notes through the recording of non-cash interest expense until such date at which the underlying notes are converted into common shares.

b) During the year ended December 31, 2002, the Company issued a total of $1.12 million in principal of secured subordinated notes (collectively the “Notes”) in four series.  Series A, B, and C notes were issued to Stonestreet and Series D notes were issued to private investors including directors and/or senior officers.  Series A, B, and D notes are due December 31, 2004, at an interest rate of 8 percent.  Series C notes are due December 31, 2004, and bear interest at 8 percent only from and after maturity or in an event of default.  On October 22, 2002, after obtaining shareholder approval, Series A, B, and D notes became convertible into equity units at $0.12 per unit at the option of the holder.  Each Series A, B, and D equity unit consists of one common share and one-half common share purchase warrant, with each whole warrant exercisable into one common share at $0.14.  Series C notes also became convertible into common shares at a conversion price of $0.12 per share at the option of the holder or at the option of the Company.

The Company issued $120,000 in Series C notes in exchange for the waiver of certain US registration rights granted to Stonestreet pursuant to a subscription agreement dated April 25, 2002.  Accordingly, the Company has recorded the issuance of the Series C notes as secured subordinated notes in shareholders’ equity.

The Series D secured subordinated notes included $135,000 issued to four directors or senior officers of the Company.

As part of this private placement, the Company issued 150,000 common share purchase warrants to an associate of Stonestreet in partial consideration for securing such placement and for due diligence services.  Each such warrant entitles the holder to purchase one common share of the Company for $0.14 at any time up to and including December 31, 2004.

As required by Canadian GAAP, the Company has separated the liability and equity components of the Series A, B, and D secured subordinated notes.  Using the Cox-Rubinstein binominal valuation model, the Company has determined the fair value of the conversion feature and attached warrants at the issue dates of the secured subordinated notes.  The fair values of the conversion feature of the units, comprised of shares attached, warrants and liability components of the secured subordinated notes issued were $636,000, $300,000 and $64,000 respectively.  The $64,000 liability component will be accreted to $1 million over the term of the Series A, B, and D notes through the recording of non cash interest expense until such date at which the underlying notes are converted into common shares or mature.

In fiscal 2002, the Company incurred $150,000 of costs associated with the issuance of the Series A, B and D secured subordinated notes, which was recorded as a reduction of the equity component of these notes.

c) The following summarizes the nominal and fair values of the liability and equity components of the Series A through E secured subordinated notes.

Secured subordinated notes

	2003		2002
	Nominal Value	Fair Value	Nominal Value	Fair Value
	(in thousands)
Opening balance	$205	$34	$—	$—
Issuance of notes	1,000	596	1,120	64
Non-cash interest	—	112	—	21
Conversion of notes	(90)	(21)	(915)	(51)
Closing balance	$1,115	$721	$205	$34

Conversion features on secured subordinated notes including conversion features of attached warrants

	2003		2002
	Common Shares	Fair Value	Common Shares	Fair Value
	(in thousands)
Opening balance	2,562	$175	—	$—
Issuance of notes	4,286	398	13,500	936
Conversion of notes	(1,125)	(76)	(10,938)	(761)
Closing balance	5,723	$497	2,562	$175

8.              INCOME TAXES

The Company adopted accounting for income taxes under the liability method.  Under the liability method, a future tax asset is recorded based upon tax losses carried forward and differences in tax and accounting values in the Company’s assets and liabilities.  The tax asset is reduced by a valuation allowance to the extent that it is more likely than not that the asset would not be realized.  The valuation allowance will be reviewed and adjusted as appropriate for each reporting period.  At December 31, 2003 and 2002, the Company established the valuation allowance at 100 percent of the future tax asset.

	2003	2002
	(in thousands)
FUTURE TAX ASSET
Tax losses carried forward	$3,229	$4,215
Difference in tax and accounting valuations for capital assets and investments	55	(305)
	3,284	3,910
Valuation allowance	(3,284)	(3,910)
Future tax asset	$—	$—

PROVISION FOR INCOME TAXES
Income taxes at statutory rate	$(467)	$(2,781)
Adjustments to loss	(316)	—
Net reduction in tax rates	(896)	—
Reduction to valuation allowance on future tax asset	1,212	—
Tax losses carried forward	226	2,665
Difference in tax and accounting valuations for capital assets and investments	360	111
Permanent differences for tax and accounting income	(119)	5
Provision for income taxes	$—	$—

Tax Loss Carryforwards at December 31, 2003 expire as follows:

(in thousands)

2009	$3,157
2010	3,424
2011	1,116
2012	966
2013	282
Tax loss carryforwards that do not expire (a)	4,581
$13,526

(a)          Under Irish local tax laws, tax loss carryforwards do not expire.

9.              SHARE CAPITAL

a)                               AUTHORIZED

Unlimited number of common shares
Unlimited number of preference shares – issuable in series

b)                               COMMON SHARES

	2003		2002
	Number	Amount	Number	Amount
	(in thousands of shares and dollars)

Opening balance	50,140	$95,633	38,185	$93,568

Shares issued pursuant to:
Exercise of options	39	12	30	11
Private placement	5,181	1,254	3,300	945
Exercise of warrants	3,313	703	1,000	550
Conversion of debentures	750	72	7,625	559

Closing balance	59,423	$97,674	50,140	$95,633

The conversion of the remaining secured subordinated notes would result in the issuance of 958,000 (2002 – 1,708,000) common shares for Series A, B and D notes, and 2,857,000 (2002 – Nil) common shares for Series E notes.

c)                                STOCK OPTIONS

The Canadian Institute of Chartered Accountants issued Handbook section 3870, “Stock-based Compensation and Other Stock-based Payments,” effective January 1, 2002.  During the fourth quarter of fiscal 2003, the Company elected to adopt the fair value method for stock-based compensation on a prospective basis. As a result, the annual financial statements reflect the stock-based compensation expense to employees effective January 1, 2003.

(i)             Stock options are comprised of the following components:

	2003		2002
	Number	Amount	Number	Amount
	(in thousands of options and dollars)

Employees	2,645	$782	2,793	$590
Non-employees	27	116	253	116
Total	2,672	$898	3,046	$706

(ii)          The Company has a stock option plan which provides for the issuance of stock options to employees, which may expire as much as 10 years from the date of grant, at prices not less than the fair market value of the common shares on the date of grant.  The aggregate exercise price for employee options outstanding at December 31, 2003 was approximately $1.8 million (2002 – $5.2 million).  The Management Resources and Compensation Committee of the Board of Directors reserves the right to attach vesting periods to stock options granted.  Certain of the stock options outstanding at the end of 2003 are exercisable immediately, while the remainder have vesting periods attached which range from six months to 36 months. The options expire between 2003 and 2006.

A summary of changes in the stock option plan for the two years ended December 31, 2003 is as follows:

	Number of Options		Weighted Average Exercise Price
	2003	2002	2003	2002
	(in thousands)

Opening balance	2,793	2,884	$1.84	$5.19
Granted	1,095	1,299	0.37	0.43
Exercised	(39)	(30)	0.30	0.36
Cancelled	(1,204)	(1,360)	3.38	6.78
Closing balance	2,645	2,793	$0.68	$1.84
Exercisable, end of year	2,057	1,981	$0.74	$2.51
Options remaining for issuance under stock option plan	1,224	853

Range of Exercise Prices	Number Outstanding at December 31, 2003	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2003	Weighted Average Exercise Price
	(in thousands)			(in thousands)
$0.22-$0.33	178	2.1 years	$0.32	178	$0.32
$0.34-$0.51	2,266	1.4 years	$0.40	1,686	$0.40
$0.52-$0.78	2	1.0 years	$0.76	2	$0.76
$0.99-$1.48	9	0.5 years	$1.41	7	$1.41
$1.83-$2.74	146	0.1 years	$2.62	146	$2.62
$3.91-$5.86	28	0.6 years	$5.02	28	$5.02
$15.33-$23.00	16	0.2 years	$23.00	10	$23.00
	2,645			2,057

(iii)            The Company also had stock options outstanding to third parties at December 31, 2003.  The aggregate exercise price for third-party stock options outstanding at December 31, 2003 was $69,000 (2002 – $730,000).  These options expire in 2004.  A summary of changes in the stock options to third parties for the two years ended December 31, 2003 is as follows:

	Number of Options		Weighted Average Exercise Price
	2003	2002	2003	2002
	(in thousands)

Opening balance	253	289	$2.88	$5.13
Granted	—	2	—	0.34
Exercised	—	—	—	—
Cancelled	(226)	(38)	2.91	17.76
Closing balance	27	253	$2.56	$2.88
Exercisable, end of year	27	253	$2.56	$2.88

d) SHARE-PURCHASE WARRANTS

A summary of changes in the warrants issued and vested for the two years ended December 31, 2003 is as follows:

	2003		2002
	Number	Amount	Number	Amount
	(in thousands)
Opening balance	6,121	$1,599	1,300	$1,349
Issued to key customer (Note 9(g))	—	226	2,000	—
Issued in private equity placement (Note 9 (e))	2,733	—	1,000	—
Issued upon conversion of debt (Note 9(h))	375	27	3,313	239
Issued in lieu of fees (Note 7 and 9(e))	30	—	200	11
Cancelled (Note 9(e), (f) and (g))	(608)	(1,289)	(692)	—
Exercised	(3,313)	(239)	(1,000)	—
Closing balance	5,338	$324	6,121	$1,599

The conversion of the remaining secured subordinated notes would result in the issuance of 479,000 (2002 – 854,000) common share-purchase warrants for Series A, B and D notes, and 1,429,000 (2002 – Nil) common share-purchase warrants for Series E notes.

e) PRIVATE COMMON SHARE PLACEMENT

On June 26, 2003, the Company completed a transaction resulting in the issuance of 4,879,000 common shares at a price of $0.24 and 2,733,000 common share-purchase warrants exercisable into one common share at $0.40 for net proceeds of $1.148 million.  The warrants expire on June 26, 2005.  Included in this private placement were 2,146,000 shares issued to a director and officer of the Company for total net proceeds of $505,000.  None of the 2,733,000 warrants had been converted into common shares at December 31, 2003.

On September 19, 2003 the Company issued 302,250 shares in settlement of an account payable in the amount of $106,000.

On April 25, 2002, the Company entered into an agreement with Stonestreet for a $1.1 million private placement resulting in net proceeds of $945,000 after deducting costs of issue of approximately $155,000.  As a result, the Company issued 3.3 million common shares and 1 million common share-purchase warrants exercisable into common shares at US$0.35 per share.

On December 17, 2002, Stonestreet exercised all of these warrants for proceeds of $550,000.  Pursuant to the April 25, 2002 private placement, the Company issued 50,000 share-purchase warrants to an associate of Stonestreet for partial consideration in securing the funding and due diligence services.  These warrants expire on April 25, 2005 and are exercisable into common shares at US$ 0.35 per common share.

As the result of a private placement of common shares in 2000, the Company issued 180,158 share-purchase warrants with an exercise price of US$5.36 per share.  These warrants expired on June 16,2002.

f) ACQUISITION OF ADB SYSTEMER ASA

On October 11, 2001, the Company acquired 98.3 percent of the outstanding common shares of ADB Systemer ASA.  As a result of the acquisition, the Company issued 607,600 share-purchase warrants with a strike price of two Norwegian krone, in exchange for 700,000 share purchase warrants in ADB Systemer ASA.  These warrants retained all of the characteristics of the original warrants and had specific exercise dates of March 31, 2002 and March 31, 2003, expiring March 31, 2003 (see Note 16).  All of the 607,600 warrants were cancelled on March 31, 2003.

g) STRATEGIC MARKETING AGREEMENT

On March 28, 2000, pursuant to a strategic marketing agreement with one of its key customers, the Company issued 512,500 common share-purchase warrants at a price of $15.80 per warrant. Each common share-purchase warrant entitled the holder to acquire one common share.  These warrants had been fully vested and were cancelled on December 13, 2002.

On December 13, 2002, the Company issued 2 million warrants convertible into common shares of the Company to this customer at an exercise price of $0.45 per warrant under a two-year term from date of issuance.  Warrants that have vested are to be automatically exercised when the share price of the Company closes at or above $1.02 for three consecutive trading days.  The vesting of warrants is based on achieving a number of performance objectives associated with the GE Asset Manager LLC joint venture (See Note 17).

During 2003, a total of 1.25 million of the above warrants vested; 250,000 warrants vested when three initial customers of the joint venture were identified and the remaining 1 million warrants vested upon the legal establishment of the joint venture.  The remaining 750,000 warrants have not vested as at December 31, 2003.  Vesting is contingent upon the achievement of certain performance and business related goals, which are currently undefined, associated with the GE Asset Manager joint venture.

h) CONVERTIBLE SECURED SUBORDINATED DEBENTURES

During the year, the Company issued a total of 375,000 (2002 – 3,312,500) share-purchase warrants with an exercise price of $0.50 per share (2002 - $0.14 per share) as the result of the conversion of secured subordinated debentures.

i) The following table sets forth the computation of basic and diluted loss per share.

	2003	2002	2001
	(in thousands, except per share amounts)
Numerator:
Net Loss (numerator for basic loss per share applicable to common shares)	$(2,815)	$(9,364)	$(18,714)

Denominator:
Weighted average shares denominator for basic loss per share	54,324	41,968	29,130

Basic loss per share	$(0.05)	$(0.22)	$(0.64)

For each fiscal year, the Company excluded the effect of all convertible debt, stock options and share-purchase warrants, as their impact would have been anti-dilutive.

j) STOCK-BASED COMPENSATION TO EMPLOYEES

During the fourth quarter of fiscal 2003, the Company adopted the accounting recommendations contained in the CICA Handbook Section 3870 – “Stock-based Compensation and Other Stock-based Payments” effective January 1, 2003.  This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services, and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments.  Commencing in fiscal 2003, the Company records a compensation expense for stock options granted to employees on or after January 1, 2003, based on the fair value method of accounting.  For the year ended December 31, 2003, the employee stock option expense was $193,000.  As a result of the early adoption of these recommendations, expenses in the first, second and third quarters increased by $2,000, $1,000 and $130,000, respectively.  Accordingly, quarterly net income (loss) in such quarters previously reported as ($1,755,000), $527,000 and ($460,000), respectively are revised to ($1,757,000), $526,000 and ($590,000), respectively.

For the year ended December 31, 2002, the Company did not record a compensation expense for stock options granted to employees.  Instead, the Company disclosed the pro forma net income (loss) and the pro forma income (loss) per share had the Company adopted the fair value method of accounting for stock-based compensation awarded on or after January 1, 2002.

The Company determined the fair value of employee stock option grants using the Cox-Rubinstein binomial valuation model with the following assumptions on a weighted average basis:

	2003	2002
Dividend yield	—	—
Risk free interest rate	3.53%	3.69%
Volatility	137.51%	131.51%
Expected term, in years	2.94	2.00

For the years ended December 31, 2003 and 2002, the amortization of the value of the stock-based compensation granted by the Company to employees in 2002, over the vesting period of the awards as specified under CICA 3870, would have resulted in the following pro forma loss attributable to common shareholders and pro forma basic and diluted loss per share:

	2003	2002
Loss attributable to common shareholders
As reported	$(2,815)	$(9,364)
Pro forma	$(2,956)	$(9,608)

Basic and diluted net loss per share:
As reported	$(0.05)	$(0.22)
Pro forma	$(0.05)	$(0.23)

10.                 FINANCIAL INSTRUMENTS

Foreign exchange risk

The Company’s revenue from software licensing and related services and e-commerce enabling agreements is transacted in various currencies including the Canadian dollar, U.S. dollar, UK pound, EURO, and Norwegian krone.  Correspondingly, operating expenses related to these activities are transacted in the above-denoted currencies.  The Company does not use derivative instruments to manage exposure to foreign exchange fluctuations.  The Company incurred $84,000 in foreign exchange losses in 2003 (2002-$29,000; 2001-$95,000).

The Company transacted the majority of its retail product sales and purchases in U.S. dollars.

Interest rate risk

The Company has limited exposure to fluctuations in interest rates.  The Company does not use derivative instruments to reduce its exposure to interest rate risk.

Credit risk

Credit risk arises from the potential that a customer will fail to meet its contractual obligations under a software licensing and related services agreement or an e-commerce enabling agreement.

Fair value

The fair value of monetary assets and liabilities approximates amounts at which they would be exchanged between knowledgeable and unrelated persons.  The amounts recorded in the financial statements approximate fair value.

Equity instruments

During 2001, the Company was exposed to fair value fluctuations of publicly traded common shares received in connection with the disposal of one of its strategic investments.  To mitigate this risk, the Company engaged in the purchase of call and the sale of put options.  The Company did not engage in the purchase of call or put options exceeding the number of shares held.  As at January 31, 2002, all common shares and related call and put options had been disposed of.

11.       COMMITMENTS AND CONTINGENCIES

(a)              Minimum payments under operating leases during the next five years are as follows:

(in thousands)
2004	$232
2005	113
2006	43
2007	24
2008	$24

(b)             As a result of a review of statutory reporting obligations regarding employee benefits, the Company has identified a potential for non-compliance.  The employees and regulators concerned have been notified.  The probability and amount of any potential liability relating to this situation is presently not determinable.

(c)              The Company has entered into compensation arrangements with certain of its employees.  In the event of involuntary termination, the Company may be liable for potential payments totaling $295,000 to these employees.

(d)             The Company entered into a licensing agreement with NCR Corporation on April 29th, 2002.  The agreement provides the Company with access to specific technology patents over a seven-year period for US$100,000 annually.

12.       CHANGE IN NON CASH OPERATING WORKING CAPITAL

	2003	2002	2001
	(in thousands)

Accounts receivable	$424	$(522)	$(12)
Deposits and prepaid expenses	56	(45)	251
Accounts payable	(63)	224	(1,040)
Accrued liabilities	(453)	427	5
Deferred revenue	(692)	(23)	(2,121)
	$(728)	$61	$(2,917)

13.       RETAIL ACTIVITIES

The Company ceased its on-line retail activities in October 2000; however, in 2001 it was required to settle certain amounts payable relating to product sales of previous years.  These amounts were not previously anticipated and did not reoccur in 2002.  During 2003, the Company received a $67,000 refund from a U.S.-based credit card institution formally engaged by the Company when it operated its on-line retail activities in the U.S.

The Company’s non-consolidated investment, Bid.Com, recommenced on-line retail activities in 2002 (Note 19(a)).  The shares of Bid.Com were transferred in settlement of a demand loan (Note 6) on June 30, 2003.

14.       REALIZED GAINS AND LOSSES ON DISPOSAL OF MARKETABLE SECURITIES, STRATEGIC INVESTMENTS AND CAPITAL ASSETS, AND RECOVERY OF ASSETS

	2003	2002	2001
	(in thousands)
Gain on disposal of strategic investment (Note 14(a))	$20	$41	$6
(Loss) gain on disposal of capital assets (Note 14(b))	(13)	23	—
(Loss) gain on disposal of marketable securities (Note 14(c))	—	(149)	3,656
Gain on disposal on Point 2 (Note 14(d))	—	—	2,249
Recovery of Point2 receivable (Note 14(d))	—	—	811
	$7	$(85)	$6,722

(a)              During 2003, the Company sold shares in Megawheels Technologies Inc. for proceeds of $20,000.  During 2002, the Company disposed of its strategic investments, resulting in cash proceeds of $126,000 and a realized gain of $41,000.

(b)             During 2003, the Company disposed of capital assets that were no longer required resulting in a loss of $13,000.  Similar disposals in 2002 resulted in a gain of $23,000.

(c)              In January 2001, the Company’s unregistered AOL shares became freely trading and the Company sold 122,801 shares for gross proceeds of $10.0 million, realizing a gain of $3.7 million.  In January 2002, the Company sold its remaining AOL shares for gross proceeds of $1.3 million and a realized loss of $143,000.

(d)             In May 2001, the Company sold its equity interest in Point2 Internet Systems Inc. (Point2) for $2.7 million in cash.  The Company realized a gain of $2.2 million, and recovered a receivable in the amount of $811,000 from Point2 that had been provided for in 2000.

15.       UNREALIZED GAINS AND LOSSES ON REVALUATION OF STRATEGIC INVESTMENTS, AND PROVISON FOR IMPAIRMENT OF ASSETS

	2003	2002	2001
	(in thousands)
Revaluation of strategic investments (Note 15(a))	$—	$(24)	$(1,510)
Provision for impaired assets (Note 15(b))	—	—	(925)
	$—	$(24)	$(2,435)

(a)               During 2002 and 2001, the Company reviewed the carrying value of each of its strategic investments and determined that in light of recent financial performance of each investment and market conditions, the decline in value of these investments was other than temporary, and a revaluation was required.

(b)              The Company reviewed the carrying value of a prepaid advertising asset during the first quarter of 2001 and determined the future value of this asset had been significantly reduced as a result of market conditions and changes to the Company’s business-to-business marketing strategy.

16.       ACQUISITION OF ADB SYSTEMER ASA

On October 11, 2001, the Company acquired 98.3 per cent of the outstanding shares of ADB Systemer of Sola, Norway.  ADB Systemer was a publicly traded software vendor focused on enterprise asset management and integrated electronic procurement.  ADB Systemer has wholly-owned subsidiaries in the United States and in the United Kingdom.

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

2001
(in thousands)

Net monetary assets (including cash of $814)	$418
Capital assets	308
Contractual agreements	177
Acquired software and related intellectual property	3,383
Goodwill	9,476
Total purchase price	$13,762

ADB Systemer’s operations were consolidated after the effective date of the acquisition, October 11, 2001.

The amortization periods for contractual agreements and software and related intellectual property are 12 and 36 months respectively.  At the end of fiscal 2003, accumulated amortization for acquired software amounted to $2,537,000 (2002 - $1,409,000), resulting in a net book value of $846,000 (2002 - $1,974,000).

Goodwill was not amortized, but was subject to an impairment test where the carrying value of goodwill was compared to its fair value.  In the event the carrying value of goodwill exceeded its fair value, a goodwill impairment would be recorded. At December 31, 2001, the carrying value of goodwill was tested for impairment, and it was determined that a goodwill impairment of $9.476 million was required.  Goodwill is not deductible for tax purposes.

17.       INVESTMENTS IN JOINTLY CONTROLLED COMPANIES

a) On September 25, 2003 the Company established a joint venture with GE Commercial Equipment Financing, a unit of GE Commercial Finance, with each entity holding a 50 percent interest in the joint venture.  The joint venture will operate under the name of GE Asset Manager LLC.  The joint business venture will develop and market asset management technology to customers in a broad range of industries.  Upon the establishment of this joint venture, 1 million share-purchase warrants issued by ADB to GE Capital Corporation vested.  The fair value of these warrants of $188,000, calculated at the vesting date, is reflected on the Consolidated Balance Sheets as an Acquired Agreement.  This acquired agreement is being amortized over the initial period of the venture agreement.  Accumulated amortization at December 31, 2003, is $38,000, resulting in a net book value of $150,000.

As at December 31, 2003, the joint venture held no assets or liabilities, nor were there any activities within the joint venture.  As a result, there are no amounts with respect to GE Asset Manager LLC included in the consolidated financial statements of the Company.

b) In 1999 the Company acquired a 51% interest in Point2 Internet Systems Inc. (“Point2”) by issuing $2,500,000 of common shares and common share-purchase warrants to acquire $2,000,000 of common shares for no additional consideration.  The warrants were exercised in 2000.  The Company acquired 51 percent of the shares of Point2 but only elected 50 percent of the board of directors.  The investment was accounted for on a proportionate consolidation basis and the Company recorded its proportionate share of revenue and expenses, assets and liabilities from the date of acquisition.  Of the total purchase price, $134,000 was allocated to current assets, $521,000 to non-current assets and $28,000 to current liabilities resulting in goodwill of $2,044,000.

In May 2001, the Company sold its equity interest in Point2 for $2.6 million in cash.  The Company realized a gain of $2.2 million, and recovered a receivable from Point2 provided for in 2000.

Condensed income statement and cash flow information for Point2 for the five-month period ended May 31, 2001 is as follows:

2001
(in thousands)
Revenue	$192
Net loss	293
Change in cash resources	—

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

19.       RELATED PARTY TRANSACTIONS

(a)                                  On August 30, 2002, the Company entered into a series of agreements with a lender, an unrelated party, whereby the lender granted to the Company a secured loan in the aggregate principal amount of $2 million (Note 6).  The Company and the same unrelated party also entered into an agreement whereby on-line retail operations were to be conducted by Bid.Com Ltd.  These operations utilized the on-line retail technology, experience and expertise of the Company developed and operated under the name “Bid.Com International Inc.” in the on-line selling of consumer products supplied by the lender.

On June 30, 2003, the Company exercised its option to transfer 100 percent of the issued shares of Bid.Com Ltd. in full settlement of the outstanding principal and accrued interest owed to the lender.

The Company owned 100 percent of the issued and outstanding shares of Bid.Com Ltd., but determined that, for accounting purposes, consolidation of Bid.Com Ltd. was not appropriate.  This determination was based upon the Company’s evaluation of its continuing ability to determine the strategic operating policies of Bid.Com without the cooperation of others, its ability to obtain the future economic benefits from the resources of Bid.Com Ltd., and its exposure to the related risk of ownership.  Therefore, the Company accounted for its investment in Bid.Com Ltd. on the equity basis.  The Company was not exposed to losses incurred by Bid.Com Ltd., and accordingly this investment was carried at a nominal amount.  U.S. GAAP required consolidation of the investment in Bid.Com Ltd. in the Company’s financial statements.  The impact of this U.S. GAAP difference from Canadian GAAP is disclosed in note 20.

Condensed balance sheet information for Bid.Com Ltd as at December 31, 2002 is as follows:

2002
(in thousands)
Current assets	$435
Capital assets	71
Current liabilities	701
Shareholders’ deficiency	(195)

Condensed income statement and cash flow information for Bid.Com Ltd. for the six-month period ended June 30, 2003 and the two-month period ended December 31, 2002 is as follows:

	2003	2002
	(in thousands)
Revenue	$3,614	$258
Net income (loss)	208	(195)
Change in cash resources	(358)	358

Revenue of $35,000 and $243,000 related to web-site development, support and maintenance services provided to Bid.com Ltd. has been included in the consolidated results of the Company for the six months ended June 30, 2003 and the two months ended December 31, 2002, respectively.  In addition, the Company charged overhead-related costs of $76,000 and $22,000 for rent, connectivity and management fees to Bid.com Ltd. for the six-month period ended June 30, 2003, and the two months ended December 31, 2002, respectively.  These overhead charges have been recorded as a reduction of expenses in the consolidated financial statements for the years ended December 31, 2003 and December 31, 2002.

At December 31, 2002, accounts receivable includes $59,000 related to unpaid service and overhead fees charged during the year to Bid.Com Ltd.

b)                                     During 2001 the Company recorded $1 million in revenue relating to an agreement with a company in which it had an interest and in which certain Directors of the Company, in aggregate, had a controlling interest.  Under this agreement, the Company would provide its on-line auction technology and related services to the investee.  In April 2001, this investee went into receivership, and the Company’s investment in the investee was written down to zero.

20.             RECONCILIATION OF UNITED STATES GAAP

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles as applied in Canada, which conform in all material respects with generally accepted accounting principles in the United States, except as noted below.

(a) STOCK-BASED COMPENSATION TO EMPLOYEES

In fiscal 2003, the Company adopted the accounting recommendations contained in the CICA Handbook Section 3870 – “Stock-based Compensation and Other Stock-based Payments” effective January 1, 2003 regarding expensing of employee stock-based compensation.  Accordingly, commencing in fiscal 2003, the Company records a compensation expense for stock options granted to employees on or after January 1, 2003, based on the fair value method of accounting.  For fiscal 2002, the Company did not recognize compensation expense for employee stock options, however pro-forma disclosure giving recognition to the fair market value of options granted from January 1, 2002 has been provided in Note 9(j).

Under U.S. GAAP stock-based compensation granted to employees is accounted for in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” or in accordance with SFAS 123 “Accounting for Stock-Based Compensation.”  Prior to 2003, under United States GAAP the Company elected to follow APB 25 and no accounting recognition was given to stock options granted at fair market value until they were exercised.  Upon exercise, the proceeds were credited to shareholders’ equity.  In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” an amendment of FASB Statement No. 123.  This Statement amends FASB Statement No. 123, “Accounting for Stock- Based Compensation,” to provide alternative methods of transition for a voluntary change to fair value method of accounting for stock-based employee compensation.  In fiscal 2003, the Company elected to prospectively adopt the fair value method for stock-based compensation as prescribed in SFAS No. 148.  Under CICA 3870 and SFAS No. 148, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards.  The Company’s calculations for employee grants were made using the Cox-Rubinstein binomial model with weighted average assumptions as described in the following table.  As a result, the 2003 annual financial statements under U.S. GAAP reflect a stock-based compensation expense to employees of $193,000 for options granted on or after January 1, 2003.

Prior to fiscal 2003, SFAS No. 123, “Accounting for Stock-Based Compensation,” requires the disclosure of pro forma net income (loss) and earnings (loss) per share had the Company adopted the fair value method from the date the standard was applicable.  The calculations for the pro forma disclosures of stock options granted prior to 2003 are reported below and were made using the Cox-Rubinstein binomial valuation model with the following weighted average assumptions:

	2003	2002	2001
Dividend yield	—	—	—
Risk free interest rate	3.53%	3.69%	4.02%
Volatility	137.51%	131.51%	110.54%
Expected term, in years	2.94	2.00	2.77

If the estimated fair values of the Company’s stock options granted to employees had been amortized to expense over the vesting period of the awards as specified under SFAS No. 123, the loss attributable to common shareholders and the basic and diluted loss per share on a pro forma basis (as compared to such items as reported) would have been:

	2003	2002	2001
	(in thousands)

Loss attributable to common shareholders under U.S. GAAP
As calculated (Note 20(g))	$(2,572)	$(9,947)	$(18,728)
Stock-based compensation included in net loss	193	—	—
	(2,379)	(9,947)	(18,728)
Stock-based compensation if fair value applied to all awards	(337)	(797)	(1,601)
Pro forma net loss as if fair value applied to all awards	$(2,716)	$(10,744)	$(20,329)
Basic and diluted net loss per share:
As calculated	$(0.05)	$(0.24)	$(0.64)
Pro forma	$(0.05)	$(0.26)	$(0.70)

(b) COMPREHENSIVE INCOME

Financial Accounting Standards Board Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income,” requires disclosure of comprehensive income, which includes reported net earnings adjusted for other comprehensive income.  Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources.

(c) MARKETABLE SECURITIES

U.S. GAAP requires that the Company disclose marketable securities into one of three categories: held to maturity; available for sale; or trading. As at December 31, 2003 and 2002, the marketable securities held were classified as follows:

	2003	2002
	(in thousands)
Trading	$13	$20

(d) ACCUMULATED OTHER COMPREHENSIVE INCOME

Under Canadian GAAP, gains and losses from foreign exchange translations of subsidiaries classified as self-sustaining are included in the foreign cumulative translation account component of shareholders’ equity. Under U.S. GAAP, these gains and losses are included as a component of comprehensive income (loss).

(e) FINANCIAL INSTRUMENTS WITH LIABILITY AND EQUITY ELEMENTS

Under Canadian GAAP, the secured subordinated notes (see Note 7) are recorded based upon the relative fair values of the liability and equity components of the instruments.  The liability component is accreted to the face value of the subordinated notes over the term to maturity until the underlying notes are converted into common shares.  Under U.S. GAAP, upon issuance, the secured subordinated notes would have been recorded as a liability and reclassified to equity only upon conversion.  Accordingly, the interest accretion of $112,000 (2002 - $68,000) that is recorded under Canadian GAAP is reversed under U.S. GAAP.

Further, under U.S. GAAP, the beneficial conversion feature represented by the excess of the fair value of the shares issuable on conversion of the subordinated notes, measured on the commitment date, over the amount of the loan proceeds to be allocated to the common shares upon conversion would be allocated to contributed surplus.  This results in a discount on the subordinated notes that is recognized as additional interest expense over the term of the subordinated notes and any unamortized balance is expensed immediately upon conversion of the subordinated notes.  Accordingly, for U.S. GAAP purpose, the Company has recognized a beneficial conversion feature in 2003, with respect to the Series E subordinated notes, of $96,000 and in 2002, with respect to the Series A through D notes, of $389,000.  An interest expense of $64,000 (2002 - $316,000) results from the amortization of the discount over the term to maturity of those subordinated notes as well as the unamortized discount for those subordinated notes converted during the year.  Canadian GAAP does not require the recognition of any beneficial conversion feature.

(f) ADDITIONAL DISCLOSURES AS REQUIRED IN ACCORDANCE WITH UNITED STATES GAAP

U.S. GAAP requires the disclosure of accrued liabilities that exceed five percent of current liabilities.  Included in accrued liabilities at December 31, 2003 are accrued audit fees of $145,000 and accrued compensation expenses (severance and unpaid vacation) of $228,000 (2002 – $482,000).

U.S. GAAP requires the disclosure of non-cash interest components incurred during the year.  In 2003, the Company incurred $126,000 (2002 - $68,000) in non-cash interest expense associated with the demand loan that was settled through the transfer of the investment in an associated company (Note 6).

(g) The effect of the above differences (Note 20(d) (e) and (j)) on the Company’s financial statements is set out below:

Consolidated Balance Sheets

	2003	2002
	(in thousands)
Cash and marketable securities	$445	$1,357
Accounts receivable	1,384	1,769
Deposits and prepaid expense	118	178
Capital assets	266	443
Intangible assets	998	2,549
Assets – discontinued operations (Note 20(j))	—	506
Accounts payable and accrued liabilities	1,370	2,288
Demand loan	—	2,000
Deferred revenue	91	832
Secured subordinated notes (Note 20(e))	1,009	131
Non-controlling interest	3	3
Liabilities – discontinued operations (Note 20(j))	—	642
Shareholders’ equity	$738	$906

Consolidated Statements of Operations

	2003	2002	2001
	(in thousands)
Net loss for the year as reported under Canadian GAAP	$(2,815)	$(9,364)	$(18,714)
Adjustments
Accretion of interest on secured subordinated notes (Note 20(e))	112	68	—
Gain on settlement of demand loan (Note 20(j))	(2,195)	—	—
Amortization of beneficial conversion feature (Note 20(e))	(64)	(316)	—
Translation of foreign currency	—	—	(14)
Net loss from continuing operations for the year as reported under U.S. GAAP	(4,962)	(9,612)	(18,728)
Income (loss) from discontinued operations (Note 20(j))	2,390	(195)	—
Net loss for the year as reported under U.S. GAAP	(2,572)	(9,807)	(18,728)
Preferential distribution to shareholder (Note 20(k))	—	(140)	—
Net loss attributable to common shareholders under U.S. GAAP	$(2,572)	$(9,947)	$(18,728)

Net loss for the year as reported under U.S. GAAP	$(2,572)	$(9,807)	$(18,728)
Accumulated other comprehensive income (loss) (Note 20(d))	74	32	14
Comprehensive income (loss) as reported under U.S. GAAP	$(2,498)	$(9,775)	$(18,714)
Basic and diluted loss per share from continuing operations	$(0.09)	$(0.23)	$(0.64)
Basic and diluted net loss per share	$(0.05)	$(0.24)	$(0.64)

(h) IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

The FASB issued SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits”.  This statement revises employers’ disclosures about pension plans and other postretirement benefit plans.  It requires additional disclosures to those in the original Statement 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans.  This Statement is effective for financial statements with fiscal years ending after December 15, 2003.  The adoption of SFAS No. 132 had no effect on the Company’s results of operations and financial position for 2003.

The FASB made amendments to SFAS No. 133, “Derivative Instruments and Hedging Activities”.  The amendments set forth in Statement 133 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly.  This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003.  The guidance should be applied prospectively.  The Company did not engage in the use of derivative instruments or establish hedging relationships.  The adoption of SFAS No. 133 had no effect on the Company’s results of operations and financial position for 2003.

In April 2003, the FASB issued a staff position No. SFAS 140-1, “Accounting for Accrued Interest Receivable Related to Securitized and Sold Receivables under Statement 140.”  This staff position addresses the issue of how accrued interest receivable related to securitized and sold receivables should be accounted for and reported under Statement 140.  This guidance was effective for fiscal quarters beginning after March 31, 2003.  The adoption of SFAS No. 140-1 had no effect on the Company’s results of operations and financial position for 2003.

In June 2001, FASB issued SFAS No. 143 “ Accounting for Asset Retirement Obligations.”  SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from acquisition, construction, development and/or normal assets.  The Company is required to also record a corresponding asset that is depreciated over the life of the asset.  Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.  The Company was required to adopt SFAS No. 143 on January 1, 2003.  The adoption of SFAS No. 143 had no effect on the Company’s results of operations and financial position for 2003.

The FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”, requires that, for fiscal years beginning after May 15, 2002, gains and losses from the early extinguishments of debt no longer be classified as an extraordinary item, net of income taxes, but be included in the determination of pretax earnings.  There was no effect on the adoption of SFAS No. 145 on the Company’s results of operations and financial position for 2003.

In July 2002, the FASB issued SFAS No. 146, “ Accounting for Costs Associated with Exit or Disposal Activities,” which requires companies to recognize costs associated with exit or disposal activities as incurred rather than at the date of commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.  The adoption of SFAS No.146 had no effect on the Company’s results of operations and financial position for 2003.

In December 2002, the FASB issued SFAS No 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” an amendment of FASB Statement No. 123.  This Statement amends FASB Statement No. 123, “Accounting for Stock- Based Compensation,” to provide alternative methods of transition for a voluntary change to fair value method of accounting for stock-based employee compensation.  In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements.  Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.  In fiscal 2003, the Company elected to prospectively adopt the fair value method for stock-based compensation.  As a result, the annual financial statements reflect the stock-based compensation expense to employees of $193,000 for such compensation granted on or after January 1, 2003.

In November 2002, the FASB issued interpretation No. 45 “ Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), which requires certain disclosures of obligations under guarantees.  The disclosure requirements of FIN 45 are effective for the Company’s year ended December 31, 2003.  FIN 45 requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002, based on the fair value of the guarantee.  There was no effect on the adoption of FIN No. 45 on the Company’s results of operations and financial position for 2003.

In January 2003 and December 2003, the FASB issued interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), and its revision, FIN 46-R, respectively.  FIN 46 and FIN 46-R address the consolidation of entities whose equity holders have either not provided sufficient equity at risk to allow the entity to finance its own activities or do not possess certain characteristics of a controlling financial interest.  FIN 46 and FIN 46-R require the consolidation of these entities, known as variable interest entities (“VIE,s”), by the primary beneficiary of the entity.  The primary beneficiary is the entity, if any, that is subject to a majority of the risk of loss from the VIE’s activities, entitled to receive a majority of the VIE’s residual returns, or both.  FIN 46 and FIN 46-R will be effective for the Company’s annual financial statements commencing January 1, 2004.  The Company is continuing to evaluate its investments to determine which, if any, will be impacted by the adoption of FIN 46 and FIN 46-R.  Adoption of both of these standards is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

The Emerging Issues Task Force reached a consensus on Issue 00-21, addressing how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets.  Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meets the following criteria: (a) the delivered item has value to the customer on a standalone basis; (b) there is objective and reliable evidence of the fair value of undelivered items; and (c) delivery of any undelivered item is probable.  Arrangement consideration should be allotted among the separate units of the accounting based on their relative fair value, with the amount allocated to the delivered item being limited to the amount contingent on the delivery of additional items or meeting other specified performance conditions.  The final consensus will be applicable to the Company for agreements entered into in fiscal periods beginning on or after January 1, 2004 with early adoption permitted.  The Company is evaluating the impact of adoption on the consolidated financial statements.

(i) OPERATING LOSS

U.S. GAAP requires that the Company disclose operating loss.  Operating loss of the Company for the year was $4.982 million, comprised of net loss from continuing operations of $4.962 million less realized and unrealized gains and losses on marketable securities and strategic investments of $20,000  (2002 - $9.480 million, comprised of net loss from continuing operations of $9.612 million plus $132,000; 2001 - $20.880 million, comprised of net loss of $18.728 million less $2.152 million).

(j) INVESTMENT IN ASSOCIATED COMPANY/DISCONTINUED OPERATIONS

U.S. GAAP requires consolidation of the Company’s investment in the associated company described in Note 19(a).  Furthermore, under FAS 144, the Bid.Com Ltd. component would be classified as an asset held for sale and be subject to the reporting requirements for discontinued operations.  The effect of consolidation of this entity upon the Canadian GAAP balance sheet is reported in Note 20(g).

Net revenue by Geographic Region:

	2003	2002	2001
	(in thousands)

North America	$1,211	$2,182	$2,761
Ireland and U.K.	1,239	472	893
Norway	3,403	3,126	741
	$5,853	$5,780	$4,395

Consolidation of this associated company results in a decrease in the net loss attributable to common shareholders due to income from discontinued operations in the amount of $195,000 for fiscal 2003.  For fiscal 2002, the net loss attributable to common shareholders is increased due to a loss from discontinued operations of $195,000.  Revenue in the amount of $1.074 million is included in the 2003 income from discontinued operations.  Revenue of $15,000 is included in the 2002 loss from discontinued operations.

For fiscal 2003, the impact of consolidation of the associated company upon cash flows was to decrease cash flows as a result of cash outflows from discontinued operations in the amount of $358,000.  For fiscal 2002, the impact upon cash flows was to increase cash flows as the result of cash inflows from discontinued operations in the amount of $358,000.

(k) PREFERENTIAL DISTRIBUTION TO SHAREHOLDERS

In accordance with U.S. GAAP, the $120,000 Series C secured subordinated debentures (see Note 7) issued in exchange for the waiver of certain US registration rights granted to Stonestreet pursuant to a subscription agreement dated April 25, 2002 (Note 9(e)) is recorded as preferential distribution to Stonestreet and deducted from the net loss to determine net loss attributable to common shareholders.  The Series C secured subordinated debentures include a beneficial conversion feature; accordingly, a preferential distribution of $140,000 has been recorded.

21.                 SEGMENTED INFORMATION

The Company operates in the following reportable geographic segments: North America, Ireland and the United Kingdom, and Norway.

Assets by Geographic Region

	2003		2002
	(in thousands)
	Capital Assets	Intangible and Other Assets	Capital Assets	Intangible and Other Assets
North America	$106	$152	$174	$518
Ireland and U.K.	16	—	69	—
Norway	144	846	200	2,031
	$266	$998	$443	$2,549

For the year ended December 31, 2003, individual customers accounted for 26 percent and 15 percent of net revenue, respectively.  For the year ended December 31, 2002, individual customers accounted for 28 percent and 13 percent of net revenue, respectively.  For the year ended December 31, 2001 one customer accounted for 22 percent of net revenue.

22.                 RECLASSIFICATION OF PRIOR YEARS

Certain prior years amounts have been reclassified to conform to the current year basis of presentation.

23.                 SUBSEQUENT EVENT

During the period of January 1, 2004 to March 18, 2004, Series E secured subordinated notes with a face value of $400,000 were converted into equity units (See Note 7(a)).  As a result of this conversion, 1,142,856 common shares and 571,428 share-purchase warrants were issued.

On May 11, 2004, the Company entered into an agreement with First Associates Investments Inc. to act as Agent in raising up to $5 million, on a best efforts basis, in secured convertible debt (“Notes”).  The Notes have a three-year term and will pay interest of 7 percent per annum, paid quarterly in arrears.  The debt can be converted at anytime by the lender, following a four-month hold period, into units consisting of one common share at $0.31 and one-half of a common share-purchase warrant exercisable into a common share at $0.50.  Each warrant will expire three years from the date of closing.  The Notes will convert automatically if the Company’s weighted average share price reaches $0.70 or more over a ten-day trading period.  If the Notes remain unconverted at the end of the term the Company will be required to repay the principal in cash.

24.                 CONVENIENCE TRANSLATION

The financial statements as at December 31, 2003 and for the year then ended have been translated into U.S. dollars using the exchange rate of the U.S. dollar at December 31, 2003 as published by the Federal Reserve Bank of New York (U.S. $1.000 = Cdn. $1.29).  The translation was made solely for the convenience of readers in the United States.  The translated U.S. dollar figures should not be construed as a representation that the Canadian currency amounts actually represent or could be converted into U.S. dollars.