Form 20-F
period 2004-12-31
ADB SYSTEMS INTERNATIONAL LTD
filed 2005-06-30
CIK 1079171

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004 OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________.

Commission File No. 001-14835

ADB SYSTEMS INTERNATIONAL LTD. (Exact name of Registrant as specified in its charter)

Not Applicable (Translation of Registrant’s name into English)

ONTARIO, CANADA (Jurisdiction of incorporation or organization)

302 The East Mall, Suite 300 Toronto, Ontario M9B 6C7 (Address of principal executive offices)

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

69,870,131 Common Shares as of December 31, 2004

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

Item 17 ☐ Item 18☒

ADB SYSTEMS INTERNATIONAL LTD.

Annual Report on Form 20-F for the Fiscal Year
Ended December 31, 2004

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

We have based these forward-looking statements largely on our current plans and expectations. Forward-looking statements are subject to risks and uncertainties, some of which are beyond our control. Our actual results could differ materially from those described in our forward-looking statements as a result of the factors described in the “Risk Factors” included elsewhere in this Annual Report, including, among others:

•	the timing of our future capital needs and our ability to raise additional capital when needed;
•	our limited operating history in our current business as a combined entity;
•	increasingly longer sales cycles;
•	increasingly longer collection cycles;
•	potential fluctuations in our financial results and our difficulties in forecasting;
•	volatility of the stock markets and fluctuations in the market price of our stock;
•	your ability to buy and sell our shares on the Over the Counter Bulletin Board;
•	our ability to compete with other companies in our industry;
•	our ability to repay our debt to lenders;
•	our ability to retain and attract key personnel;
•	risk of significant delays in product development;

•	failure to timely develop or license new technologies;
•	risks relating to any requirement to correct or delay the release of products due to software bugs or errors;
•	risk of system failure or interruption;
•	problems which may arise in connection with the acquisition or integration of new businesses, products, services, technologies or other strategic relationships;
•	risks associated with international operations;
•	risks associated with protecting our intellectual property, and potentially infringing the intellectual property rights of others;
•	uncertainty about the continued acceptance of the Internet as a viable commercial medium; and
•	sensitivity to the overall economic environment.

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

TABLE OF CONTENTS

Unless otherwise indicated, all references in this Annual Report to “dollars” or “$” are references to Canadian dollars. Our financial statements are expressed in Canadian dollars. Except as otherwise noted, certain financial information presented in this Annual Report has been translated from Canadian dollars to U.S. dollars at an exchange rate of Cdn$1.2034 to US$1.00 (or US$ 0.8310 to Cdn 1.00), the noon buying rate in New York City on December 31, 2004 for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. These translations are not intended to suggest that Canadian dollars have been or could be converted into U.S. dollars at that or any other rate.

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

The selected financial data set forth below should be read in conjunction with, and is qualified by reference to, our consolidated financial statements and the related notes, and the section "Operating and Financial Review and Prospects" included elsewhere in this Annual Report. The consolidated statement of operations data for the years ended December 31, 2004, 2003 and 2002 and consolidated balance sheet data as of December 31, 2004 and 2003, as set forth below, are derived from our consolidated audited financial statements and the related notes included elsewhere in this Annual Report. The consolidated statement of operations data for the years ended December 31, 2001 and 2000 and the consolidated balance sheet data as at December 31, 2002, 2001 and 2000 have been derived from our consolidated audited financial statements for those years, which are not included in this Annual Report.

We have prepared our audited financial statements in accordance with accounting principles generally accepted in Canada, which differ in certain respects from accounting principles generally accepted in the United States. However, as applied to us, for all fiscal periods for which financial data is presented in this Annual Report, Canadian GAAP and U.S. GAAP were substantially identical in all material respects, except as disclosed in Note 24 of our consolidated financial statements.

Historical results are not necessarily indicative of results to be expected for any future period.

Statement of Operations Data:

	Year Ended December 31
	2004 (Cdn$)	2004 (U.S.$)	2003 (Cdn$)	2002 (Cdn$)	2001 (Cdn$)	2000 (Cdn$)
	(Audited)
	(in thousands except for per share data)
Revenue	4,930	4,097	5,853	5,780	4,455	12,497
Less: Customer acquisition costs	-	-	-	-	(60)	(157)
Net Revenue	4,930	4,097	5,853	5,780	4,395	12,340
Expenses
Direct expenses	-	-	-	-	-	11,460
Advertising and promotion	-	-	-	-	-	5,040
General and administrative	4,365	3,627	4,648	6,288	7,622	16,236
Sales and marketing	749	622	1,098	1,875	4,040	3,161
Software development and technology	3,257	2,706	2,817	4,101	3,691	1,802
Employee stock options	39	32	193	-	-	-
Depreciation and amortization	1,190	989	1,901	2,602	1,572	1,130
Interest expense	433	360	280	155	(345)	(467)
Total expenses	10,033	8,336	10,937	15,021	16,580	38,362
Loss from operations	(5,103)	(4,239)	(5,084)	(9,241)	(12,185)	(26,022)
Loss from continuing operations
Net Loss	(5,104)	(4,240)	(2,815)	(9,364)	(18,714)	(20,366)
Loss per common share (1)	(0.08)	(0.07)	(0.05)	(0.22)	(0.64)	(0.76)
Net loss from continuing operations per common share (2)
Weighted average number of common shares (1)	61,938	61,938	54,324	41,968	29,130	26,844

Balance Sheet Data: (3)

	As at December 31
	2004 (Cdn$)	2004 (U.S.$)	2003 (Cdn$)	2002 (Cdn$)	2001 (Cdn$)	2000 (Cdn$)
	(Audited)
	(in thousands)
Working capital	381	317	486	(1,757)	3,115	13,671
Total assets	2,493	2,072	3,211	6,355	10,592	20,801
Net assets
Long-term deferred revenue	-	-	-	-	33	1,195
Shareholders’ (deficiency) equity	(1,009)	(838)	1,026	1,198	8,014	15,860

(1)
In October 2001, our shareholders approved a 2 for 1 share consolidation. All per share amounts have been adjusted retroactively to reflect the consolidation. See Note 8(d) of our consolidated financial statements for a discussion regarding the calculation of common shares outstanding and loss per common share.

(2)	For each fiscal year, the Company excluded the effect of all convertible debt, stock options and share-purchase warrants, as their impact would have been anti-dilutive.
(3)	We have not paid dividends since our formation.

EXCHANGE RATES

The following tables set forth, for the periods indicated, certain exchange rates based on the noon buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. Such rates are the number of U.S. dollars per one Canadian dollar and are the inverse of the rates quoted by the Federal Reserve Board of New York for Canadian Dollars per U.S. $1.00. On May 31, 2005, the exchange rate was US$1.00 = Cdn$0.7992.

	Year Ended December 31,
Rate	2004	2003	2002	2001	2000
Average (1) during year	0.7702	0.7205	0.6344	0.6449	0.6725

(1)	The average rate is the average of the exchange rates on the last day of each month during the year.

Month	High during month	Low during month
November 2004	0.8493	0.8155
December 2004	0.8435	0.8064
January 2005	0.8346	0.8050
February 2005	0.8134	0.7961
March 2005	0.8315	0.8024
April 2005	0.8233	0.7957
May 2005	0.8082	0.7872

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS.

Not applicable.

D.	RISK FACTORS

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

We have not yet realized profitable operations and have relied on non-operational sources of financing to fund our operations. Since we began our operations, we have been funded primarily through the sale of securities to investors in a series of private placements, convertible debt instruments, sales of equity to, and investments from, strategic partners, gains from investments, option exercises and, to a limited extent, through cash flow from operations. Our ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2004. Management cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

Management believes that continued existence beyond 2005 is dependent on its ability to increase revenue from existing products, and to expand the scope of its product offering which entails a combination of internally developed software and partnerships with third parties. As of May 31, 2005, we had cash on hand and marketable securities of approximately $610,000. Management believes that it has the ability to raise additional financing if required.

We do not have any committed sources of additional financing at this time and we are uncertain whether additional funding will be available when we need it on terms that will be acceptable to us or at all. If we are not able to obtain financing when we need it, we would be unable to carry out our business plan and would have to significantly curtail or cease our operations. We have included in Note 2 to our financial statements a discussion about the ability of our company to continue as a going concern. Potential sources of financing include strategic relationships, public or private sales of our shares, debt, convertible securities or other arrangements. If we raise funds by selling additional shares, including common shares or other securities convertible into common shares, the ownership interests of our existing shareholders will be diluted. If we raise funds by selling preference shares, such shares may carry more voting rights, higher dividend payments or more favorable rights upon distribution than those for the common shares. If we incur debt, the holders of such debt may be granted security interests in our assets. Because of our potential long-term capital requirements, we may seek to access the public or private equity or debt markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time.

WE ARE NOT PROFITABLE AND WE MAY NEVER BECOME PROFITABLE.

We have accumulated net losses of approximately $104.9 million as of December 31, 2004. For the year ended December 31, 2004 our net loss was $5.104 million. We have never been profitable and expect to continue to incur losses for the foreseeable future. We cannot assure you that we will earn profits or generate positive cash flows from operations in the future.

OUR LIMITED OPERATING HISTORY IN OUR CURRENT BUSINESS AS A COMBINED ENTITY AND OUR JOINT VENTURE WITH GE COMMERCIAL FINANCE MAKES EVALUATING OUR BUSINESS DIFFICULT.

Since we were founded in September 1995 and until 1999 we operated solely as an online retailer of computer and other goods. In 2000, we shifted our focus to providing dynamic pricing solutions. In October 2001, we acquired ADB Systemer ASA of Norway, a provider of enterprise asset management and electronic procurement software and services. While ADB Systemer has operated since 1988, we have only a limited operating history as a combined entity on which you can base your evaluation of our business and prospects.

In December 2003 we formed the joint venture, GE Asset Manager LLC, with GE Commercial Equipment Financing. Growing this business venture has required us to shift focus from a broad spectrum of customers to focusing on a small number of large clients. By further investing in our relationship with GE Commercial Equipment Financing we are increasing our business risk by becoming substantially dependent on the business generated by the joint venture.

Our business and prospects must be considered in light of the risks, uncertainties and expenses frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets. Our business strategy may not be successful and we may not successfully address those risks.

WE MAY EXPERIENCE INCREASINGLY LONGER SALES CYCLES.

A significant portion of our revenue in any quarter is derived from a relatively small number of contracts. We often experience sales cycles of six (6) to eighteen (18) months. If the length of our sales cycles increases, our revenues may decrease and our quarterly results would be adversely affected. In addition, our current and future expense levels are based largely on our investment plans and estimates of future revenues and are, to a large extent, fixed. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Any significant shortfall in revenues relative to our planned expenditures would have a material adverse effect on our business, financial condition, cash flows and results of operations.

POTENTIAL FLUCTUATIONS IN OUR FINANCIAL RESULTS MAKE FINANCIAL FORECASTING DIFFICULT.

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

OUR COMMON SHARES ARE SUBJECT TO “PENNY STOCK” REGULATIONS WHICH MAY AFFECT YOUR ABILITY TO BUY OR SELL OUR COMMON SHARES.

Our common shares have traded on the Nasdaq National and Small Cap Markets and on the OTCBB at prices below US$5.00 since April 2000 (on a pre-consolidation basis). As a result, our shares are characterized as “penny stocks” which may severely affect market liquidity. The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock.

Securities and Exchange Commission regulations generally define a penny stock to be an equity security that has a market price of less than US$5.00 per share, subject to certain exceptions. The regulations require, prior to any transaction involving a penny stock, delivery of a disclosure schedule explaining the penny stock market and the risks associated therewith. The penny stock regulations may adversely affect the market liquidity of our common shares by limiting the ability of broker/dealers to trade the shares and the ability of purchasers of our common shares to sell in the secondary market. Certain institutions and investors will not invest in penny stocks.

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

WE MAY NOT BE ABLE TO RETAIN OR ATTRACT THE HIGHLY SKILLED PERSONNEL WE NEED, IN PARTICULAR AS A RESULT OF OUR RECENT WORKFORCE REDUCTIONS.

Our success is substantially dependent on the ability and experience of our senior management and other key personnel. We do not have long-term employment agreements with any of our key personnel and maintain no “key person” life insurance policies.

In 2002, we implemented a workforce reduction. We experienced some attrition during 2003 and 2004 as a result of the reduction. The number of our employees as of March 15, 2005 represents a 5% decrease in our workforce as compared with the number of our employees as of May 12, 2004. We may need to hire new or additional personnel to respond to attrition or future growth of our business. However, there is significant competition for qualified personnel. We cannot be certain we will be able to retain existing personnel or hire additional, qualified personnel when needed.

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

OUR BUSINESS COULD BE SUBSTANTIALLY HARMED IF WE HAVE TO CORRECT OR DELAY THE RELEASE OF PRODUCTS DUE TO SOFTWARE BUGS OR ERRORS.

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

INTERNATIONAL SALES ACCOUNT FOR A SIGNIFICANT PORTION OF OUR REVENUE, WHICH EXPOSES US TO CERTAIN RISKS.

We currently operate in Canada, Norway, Ireland, the United States and England. In the 2004 fiscal year, sales to customers outside North America represented approximately 84% of our revenues. There are risks inherent in doing business on a global level, including:

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

We also rely on a variety of technology that we license from third parties, including our database and Internet server software, which is used to perform key functions. These third-party technology licenses may not continue to be available to us on commercially reasonable terms, or at all. If we are unable to maintain these licenses or obtain upgrades to these licenses, we could be delayed in completing or prevented from offering some products or services.

OTHERS COULD CLAIM THAT WE INFRINGE ON THEIR INTELLECTUAL PROPERTY RIGHTS, WHICH MAY RESULT IN COSTLY AND TIME-CONSUMING LITIGATION.

Our success will also depend partly on our ability to operate without infringing upon the proprietary rights of others, as well as our ability to prevent others from infringing on our proprietary rights. We may be required at times to take legal action in order to protect our proprietary rights. Also, from time to time, we may receive notice from third parties claiming that we infringe their patent or other proprietary rights. In the past, a certain third party claimed that certain of our technology infringed their intellectual property rights. The Company does not believe it does or ever has infringed the intellectual property rights of any third party. The claim with the particular third party has been resolved through a licensing arrangement. There can be no assurances that other third parties will not make similar claims in the future.

We believe that infringement claims will increase in the technology sector as competition intensifies. Despite our best efforts, we may be sued for infringing on the patent or other proprietary rights of others. Such litigation is costly, and even if we prevail, the cost of such litigation could harm us. If we do not prevail or cannot fund a complete defense, in addition to any damages we might have to pay, we could be required to stop the infringing activity or obtain a license. We cannot be certain that any required license would be available to us on acceptable terms, or at all. If we fail to obtain a license, or if the terms of a license are burdensome to us, this could have a material adverse effect on our business, financial condition, cash flows and results of operations.

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

OUR BUSINESS IS SENSITIVE TO THE OVERALL ECONOMIC ENVIRONMENT. ANY SLOWDOWN IN INFORMATION TECHNOLOGY SPENDING BUDGETS COULD HARM OUR OPERATING RESULTS.

Any significant downturn in our customers' markets or in general economic conditions that results in reduced information technology spending budgets would likely result in a decreased demand for our products and services, longer selling cycles and lower prices, any of which may harm our business.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH EXCHANGE RATE FLUCTUATIONS.

Substantially all of our revenues are in European currencies or U.S. dollars, while the majority of our operating expenses are in Canadian dollars and Norwegian kroner. We do not have any hedging programs in place to manage the potential exposure to fluctuations in the Canadian dollar and Norwegian kroner exchange rates. Fluctuations in the exchange rates of these currencies or the exchange rate of other currencies against the Canadian dollar or Norwegian kroner could have a material adverse effect on our business, financial condition, cash flows and results of operations.

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

IT MAY BE DIFFICULT FOR YOU TO ENFORCE LEGAL CLAIMS AGAINST US OR OUR OFFICERS OR DIRECTORS.

We are incorporated under the laws of the Province of Ontario, Canada. Certain of our directors and officers are residents of Canada and Norway and substantially all of our assets and the assets of such persons are located outside the United States. As a result, it may be difficult for holders of common shares to effect service of legal process within the United States upon those directors and officers who are not residents of the United States. It may also be difficult to realize in the United States upon judgments of courts of the United States without enforcing such judgments in our home jurisdiction or the jurisdiction of residence of the director or officer concerned.

ITEM 4 - INFORMATION ON THE COMPANY

A. COMPANY BACKGROUND

The name of the company is ADB Systems International Ltd (“ADB,”“ADB Systems” or the “Company”). The Company was formed pursuant to the Business Corporations Act (Ontario). The business began as Internet Liquidators Inc. (“IL Inc.”), a business corporation formed under the laws of Ontario, Canada, in September 1995 and after a series of corporate reorganizations, as described below developed into the present Company. In May 1996, Internet Liquidators International Inc. (“ILI Inc.”), also an Ontario company, acquired all of the shares of IL Inc. These two companies were amalgamated on January 9, 1997. By articles of amendment dated June 25 1998, ILI Inc. changed its name to Bid.Com International Inc.

Prior to October 24, 2000, we operated two national business-to-consumer auction sites at www.bid.com, one in the United States and one in Canada. Following an extensive strategic review by ADB’s Board of Directors and management, ADB decided late in 2000 to focus on its software business.

On October 11, 2001, Bid.Com acquired substantially all of the shares of ADB Systemer ASA, a public limited liability company organized under the laws of the Kingdom of Norway. As part of the acquisition of ADB Systemer, Bid.Com completed a two for one share consolidation and changed its name to ADB Systems International Inc. (“ADB Inc.”) by articles of amendment dated October 11, 2001.

During 2002, ADB Systems International Inc. (“ADB Inc.”), entered into a series of agreements with the Brick Warehouse Corporation (“The Brick”), which are described below under the heading “The Brick Transaction” and subsequently ADB Inc. changed its name to Bid.com International Ltd.

On August 20, 2002, ADB Systems International Ltd., was incorporated by certificate and Articles of Incorporation. On October 31, 2002, the shareholders of ADB Inc. exchanged their shares of ADB Inc. for shares of the Company on a one-for-one basis. This exchange was implemented pursuant to a plan of arrangement approved by the shareholders of ADB Inc. on October 22, 2002 and by the Ontario Superior Court of Justice on October 24, 2002 (which we refer to in this form as the “Arrangement”). As a result of the Arrangement, the business of ADB Inc., including all assets and liabilities of ADB Inc. (other than those related to retail activities), was transferred to the Company in the form of a return of capital. ADB Inc. subsequently changed its name to Bid.Com International Ltd.

The principal place of business and registered office of the Company is located at 302 The East Mall, Suite 300 Toronto, Ontario, Canada, M9B 6C7 and our telephone number is (416) 640-0400. In Norway, our principal business offices are located at Vingveien 2, 4050 Sola, Norway and our telephone number is +47 51 64 71 00. In the United States, our principal business office is located at 3001 North Rocky Point Drive East, Suite 200, Tampa, Florida 33607 and our telephone number is (813) 281-4825.

Our shares trade on the Toronto Stock Exchange under the symbol “ADY” and are traded on the Over the Counter Bulletin Board (the “OTCBB”) under the symbol “ADBYF”. Additional information about our company can be obtained at our web site - www.adbsys.com. The information contained on our web site is not deemed to be part of this Annual Report.

MAJOR DEVELOPMENTS

Fiscal 2004

•
ADB was engaged in a number of activities aimed at expanding our relationships with existing customers and developing relationships with new customer organizations. Through these efforts, which included the introduction of new technology enhancements to our suite of product offerings, the cross selling of ancillary applications, and the increase in the number of users of our technology, ADB was able to expand our working relationships with BP the National Health Services (UK), and GE CEF, among others.

•
In North America, the primary thrust of our activities in 2004 concentrated on the rollout of Asset Manager from GE, our joint venture with GE Commercial Finance. This joint venture is designed to combine GE’s equipment financing and asset management expertise together with our experience in providing mission-critical technology solutions for asset lifecycle management. Together, we have developed web-based solutions to help our customers:

	•	Track and re-deploy assets more effectively;
	•	Automate equipment appraisals;
	•	Efficiently market and sell surplus equipment; and
	•	Automate sourcing and tendering processes.

•
Through the joint venture, we signed a customer agreement with Kraft Foods Global, Inc. (“Kraft”) and continued to service our customer agreement with the General Electric Company, acting through its GE Aircraft Engines division (“GE Aircraft Engines”).

•
ADB made a number of enhancements to our suite of technology product offerings in 2004. These enhancements, which centered on re-architecting the under-lying platform of our Dyn@mic Buyer solution and expanding the functionality of our WorkMate and Material Transfer applications, allow us to stay current with the latest technology trends while maintaining a competitive advantage.

•	A key cornerstone of our technology activities focused on the development of Asset Tracker, a new, web-based asset-tracking offering that is delivered through our joint venture with GE.

•
Effective November 15, 2004 our stock symbol on the Over The Counter Bulletin Board (the “OTCBB”) was changed to ADBYF. The addition of the F to the symbol was a requirement of the OTCBB to signify that we are a foreign issuer.

The Brick Transaction

On August 30, 2002, we entered into a series of agreements with The Brick Warehouse Corporation (“The Brick”) which contemplated a series of transactions among The Brick, ADB Systems International Inc. (“Old ADB”) and ADB. We refer to those transactions in this AIF as “The Brick Transaction”.

Pursuant to The Brick Transaction:

•	The Brick made a $2.0 million secured loan to Old ADB and ADB at an interest rate of 12% per year;

•	ADB and Old ADB agreed to enter into the Arrangement (as defined above); and

•
The Brick and Old ADB agreed to utilize the online retail technology, experience and expertise of ADB developed and operated under the name “Bid.Com International Inc.” for the online sale of consumer products to be supplied by The Brick (which we refer to in this report as the “Retail Business”).

The $2.0 million secured loan made by The Brick matured on June 30, 2003. At maturity, ADB had the right, at its option, to: (i) repay the loan in cash or (ii) transfer to The Brick all of the issued shares of Old ADB owned by ADB in satisfaction of the outstanding principal amount and accrued interest then owing to The Brick. The obligations of Old ADB and ADB were secured by a general security agreement delivered by ADB to The Brick covering all the property and assets of ADB. On June 30, 2003, ADB exercised its option to transfer to The Brick all of the issued shares of Old ADB in satisfaction of the outstanding principal amount and accrued interest then owing to The Brick.

The principal consequences of the Arrangement, which was effective as of October 31, 2002, are as follows:

1.
Shareholders of Old ADB received from ADB one common share of ADB in exchange for each of their common shares of Old ADB. As a result (i) Old ADB became a wholly owned subsidiary of ADB and (ii) each former shareholder of Old ADB owns the same number of shares in ADB that it owned in Old ADB prior to the exchange.

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

Joint Venture with GE Commercial Finance, Commercial Equipment Financing

On December 31, 2003 ADB Systems USA, Inc. (“ADB USA”), a wholly owned subsidiary of ADB, entered into an Amended and Restated Operating Agreement (the “Operating Agreement”) with General Electric Capital Corporation through is business division GE Commercial Finance, Commercial Equipment Financing (“GE Commercial Finance”). This agreement was entered into in connection with the establishment of GE Asset Manager, LLC a joint business venture in which both GE Commercial Finance and ADB USA hold a 50% interest. Pursuant to this business venture, GE Commercial Finance and ADB USA also entered into the following agreements that are included as exhibits to the Operating Agreement: ADB License Agreement, ADB Services Agreement, GE License Agreement and GE Service Agreement. GE Asset Manager LLC, which carries on business under the name GE Commercial Finance Asset Manager (“Asset Manager”), is an integrated, web-based business enabling mid- and large-size organizations to reduce operating costs by simplifying and consolidating their asset management programs. Asset Manager features all-in-one capabilities designed for sourcing of new equipment, tracking and reallocation of existing assets, automated appraisal management and disposition of surplus equipment.

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

For a description of principal capital expenditures and divestitures, see Item 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS - REALIZED GAINS AND LOSSES ON MARKETABLE SECURITIES AND STRATEGIC INVESTMENTS and CAPITAL ASSETS. As of May 31, 2005 we do not have any significant current capital divestitures or any current capital expenditures so far in 2005.

B. BUSINESS OVERVIEW

ADB Systems develops and sells software products and services that allow our customers to source, buy, track, manage and sell assets, primarily in asset intensive industries. We refer to our product and services suite as asset lifecycle management solutions. Our solutions can reduce sourcing, procurement and tracking costs, improve tracking and monitoring of asset performance and reduce operational downtime.

We acquired ADB Systemer ASA (“ADB Systemer”), in October 2001. For more than ten years, ADB Systemer provided enterprise asset management solutions (EAM) to customers in Norway and Europe. For the past three years, we have provided EAM solutions to customers in North America and Europe and during the past two years we have introduced sourcing and procurement solutions to customers in North America and Europe.

Our customer list includes a number of leading organizations, such as BP p.l.c. (“BP”), GE Commercial Equipment Financing (“GE CEF”), National Health Services (NHS) , permanent TSB (the retail banking division of Irish Life Permanent p.l.c.) (“permanent TSB”), Talisman Energy Inc. (“Talisman Energy”) and Vesta Insurance Group, Inc. (“Vesta Insurance”). Through our wholly-owned subsidiary, ADB Systems USA Inc., ADB owns a 50 percent interest in GE Commercial Finance Asset Manager, a joint business venture launched with the General Electric Capital Corporation, through its business division GE Commercial Finance, Commercial Equipment Financing (referred to in this report as “GE” or “GE Commercial Finance”).

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

PRODUCTS AND SERVICES

GE’s Asset Manager

GE's Asset Manager is a joint venture between GE Commercial Finance, Commercial Equipment Financing and ADB Systems International Ltd. that combines GE's equipment financing and asset management expertise together with ADB's experience in providing mission critical technology solutions for asset lifecycle management.

With organizations needing to generate improved bottom-line results and comply with new financial regulatory requirements, GE's Asset Manager has introduced a new suite of integrated, web-based solutions that are designed to help organizations gain greater control of their capital assets and implement new process efficiencies to their operational activities. We have offered the Asset Manager suite of solutions to our customers since 2004.

Our industry-proven solutions enable our customers to:

•	Track and re-deploy assets more effectively
•	Automate equipment appraisals
•	Efficiently market and sell surplus equipment
•	Automate sourcing and tendering processes

There are four key components to Asset Manager’s offerings:

Asset Tracker

Designed to allow organizations to more effectively utilize their assets, Asset Tracker is a web-based solution for keeping track of the location, details and status of capital equipment - regardless of where the equipment is being deployed.

Using a dedicated tracking site that is password protected, Asset Tracker provides users the ability to search and locate capital assets throughout their organization. Users can search for equipment in a number of ways. Assets can be searched by business unit, function, or by specific piece of equipment category.

Once an asset is located, users can determine its status and take appropriate action. Idle or under-utilized assets, for example, can be re-deployed, helping to increase their value to the organization and reducing capital spending on new equipment.

Assets no longer required or deemed surplus can be earmarked for disposition through traditional or on-line sales methods, such as Asset Seller.

With Asset Tracker, users can:

•	Search and request for capital equipment within their organization, across multiple locations or facilities
•	Review asset details, such as equipment description, image, financial information, and contact information
•	Add new asset details by uploading data from spreadsheet applications
•	Extract asset details and generate asset management reports
•	Instantly determine the status of capital equipment
•	Transfer and re-deploy idle assets
•	Dispose of unnecessary or surplus equipment

Asset Appraiser

Asset Appraiser is a web-based solution that allows organizations to more effectively manage the capital equipment appraisal process. With Asset Appraiser organizations can create an appraisal scope, source collateral specific appraisers, confirm appraisal data, distribute documents and data collection tools, compile appraisal results and access stored appraisals on-line in a protected environment.

Asset Appraiser generates and receives complete narrative appraisal reports on-line in an easy to use, password-protected website. Capabilities provided by Asset Appraiser include:

•	Create the full scope of appraisals on-line
•	Source collateral-specific appraisal companies on-line
•	Receive competitive bids on appraisal services needed
•	Create complete appraisal requirements
•	Source appraisal services electronically and receive competitive bids on appraisal services needed
•	Confirm appraisal details via electronic drafts
•	Access appraisals in a 24 x 7 environment - for users and suppliers
•	Capture all relevant data through drop down text boxes
•	Store and review appraisals in a secure environment
•	Download spreadsheet templates into reports
•	Add attachments, such as image, text or movie files, to reports
•	Ability to add an addendum to a completed appraisal report
•	An aid to Sarbanes-Oxley compliance

Asset Seller

Asset Seller facilitates instant and global access to a buying community by presenting surplus equipment or inventory on geasset.com, GE's off-lease equipment re-marketing website. Asset Seller is a proven take-to-market solution that will connect a customer’s equipment to a global community of qualified organizational buyers using multiple sales platforms, all developed to help maximize asset recovery value and improve cycle time. We have offered Asset Seller since 2004.

Asset Seller brings together multiple sales platforms into one integrated on-line environment, providing flexibility, while maximizing the yield for a customer’s surplus equipment.

Asset Seller's direct sale platform features equipment showcases that are designed to promote private treaty sales. Other sales platforms available through Asset Seller include ranked sealed bid and top bid sale events that enable a customer to market equipment in an auction-like environment.

Utilizing GE's patent pending ranked sealed bid method, Asset Seller encourages multiple bids and retains buyer anonymity, creating competitive sales environments that generate a higher recovery for asset investment.

Asset Seller also enables organizations to feature equipment specifications, photos, videos and contact information, and allows them to coordinate off-line sales activities such as equipment inspections.

Asset Buyer

Asset Buyer is a web-based solution designed for automating sourcing activities and improving purchasing decisions. Using Asset Buyer, purchasers can determine the factors that are the most important to their procurement decisions and identify suppliers that deliver the greatest value - from the lowest price to the ability to match exact specification requirements.

Asset Buyer also streamlines the procurement process, making it easier to create and distribute tenders, select vendors and negotiate with suppliers.

With Asset Buyer, organizations can:

•	generate cost savings on sourcing activities
•	reduce purchasing cycle times
•	take advantage of multiple sourcing formats including request for proposals, reverse auction, and sealed bid
•	rank suppliers based on their ability to match buying criteria
•	improve relations with suppliers through on-line collaborations.

Company Products

We offer solutions to manage all aspects of the asset lifecycle - sourcing/procurement, maintenance, materials management and disposition. Below is a detailed description of our offerings:

Dyn@mic Buyer (TM)

An on-line sourcing solution, Dyn@mic Buyer automates the tendering process, and can be used to improve the decision-making process involved in sourcing goods and services by providing automated analysis and selection among competing bids, based on a variety of pre-determined factors. We have offered Dyn@mic Buyer to our customers since 2002. The current release of Dyn@mic Buyer can be delivered on a hosted or client-server (licensed) basis.

Key features of the product include:

•	The ability for buyers to create tenders using automated tools that accelerate the purchasing process and reduce procurement costs.
•	Capabilities for buyers to post and distribute their tenders on-line to qualified suppliers.

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

Dyn@mic Buyer is licensed to our customers. Fees for Dyn@mic Buyer are determined on an annual basis, depending on the number of sourcing events identified by customers. Service fees are charged separately for implementation, systems integration, training and other consulting activities. Dyn@mic Buyer can be bundled with our procurement solutions or used separately depending on customer requirements. Current customers using Dyn@mic Buyer include the National Health Services (UK) and Vesta Insurance.

ProcureMate (TM)

ProcureMate is our web-based business-to-business e-Procurement solution designed to reduce purchase costs, improve purchasing efficiencies and reduce maverick buying. ProcureMate allows users to select goods for purchase from a web-based catalog and automatically issue purchase orders to their suppliers. We have offered ProcureMate to our customers since 2000.

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

ProcureMate is licensed to customers and license fees for ProcureMate are based on the number of users named by the customer. Service fees are charged separately for implementation, systems integration, training and other consulting activities. ProcureMate can be bundled with our other on-line purchasing solutions or used separately depending on customer requirements. Existing ProcureMate customers include BP (Norway), National Health Services (UK), Vesta Insurance, and Hordaland HFK County, a large local government entity in Norway.

WorkMate (TM)

Our Company’s flagship solution, WorkMate provides integrated capabilities for enterprise asset management. WorkMate is a client-server solution that operates as an extension of (and can be fully integrated with) a customer’s existing ERP system. We have offered WorkMate to our customers since 1997. The most advanced version of WorkMate incorporates asset maintenance, asset tracking, materials management and procurement functionality.

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

The three main modules (procurement, materials management and maintenance functionality) may be licensed independently or together as a fully integrated system:

•
Procurement Module - for sophisticated domestic and international purchasing operations. Key capabilities include: order requisitioning, quotations, purchase orders, contracts, cost controls and vendor catalogues. The procurement module also monitors supplier performance in terms of accuracy, punctuality and cost.

•
Materials Management Module - for managing inventory and logistics operations. Key features include: inventory status, goods receipt, stock issue, reordering, packing/unpacking, transportation, goods return and equipment rentals. This Module will log all movements of an item and generates the necessary financial transactions.
•
Maintenance Module - for all types of maintenance, including corrective, preventive or condition-based activities. Customers can automate manual routines and track maintenance costs and equipment history.

Each WorkMate module also includes workflow and reporting tools.

WorkMate is a licensed client-server application and pricing is based on the number of users named by the customer. Service fees are charged separately for implementation, systems integration, training and other consulting activities. Our WorkMate customers include some of the largest global players in the oil and gas sector, such as: BP (Norway), Mesta AS (Norway), Halliburton Productus, Prosafe, and Talisman Energy (Canada).

Dyn@mic Seller (TM)

Dyn@mic Seller is an on-line sales solution designed to help our customers with the disposition of surplus assets and equipment. Dyn@mic Seller integrates multiple pricing methods, such as fixed priced, top bid (auction), dutch (declining price) and hybrids, through private-labeled websites. Dyn@mic Seller is delivered through an application service provider model (remotely through the internet). We have offered and sold Dyn@mic Seller to our customers since 2000.

Key capabilities of the product include:

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

Our customers pay monthly hosting fees for use of Dyn@mic Seller and typically also enter into a revenue sharing arrangement with us. Service fees for implementation, systems integration, training and other consulting activities are charged separately. Current customers of Dyn@mic Seller include GE Commercial Equipment Financing (USA), and permanent TSB (Ireland).

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

We have been providing consulting, customization and implementation, training, maintenance and support services to our customers since 1988.

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

Business Cycles

We experience some seasonality as a result of lower activity in European markets during the summer months. In addition since many of our customers and our joint venture Asset Manager are large organizations or quasi-governmental entities, we may experience increasingly longer sales and collection cycles.

For additional information regarding business cycles, see Part I - Item 5 under the heading “OPERATING AND FINANCIAL REVIEW AND PROSPECTS - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS”.

STRATEGY

Our business strategy is to expand our customer base, particularly in the oil and gas, healthcare, public authorities, and financial services sectors, through superior software functionality and through the industry expertise of our employees. In particular, our strategy is comprised of the following key components:

Expand joint venture with GE and increase our customer base

Since the launch of GE’s Asset Manager, we have focused our efforts on increasing the number of joint venture customers and enhancing our portfolio of asset management technology. This focus will be a cornerstone of our efforts in 2005.

Strengthen our position as an EAM vendor and improve our visibility among target sectors.

ADB has been ranked by a respected industry analyst as an emerging provider of enterprise asset management solutions. While we have expanded our customer base and increased the number of users of our technology, ADB is committed to solidifying our position as an EAM, particularly among oil and gas, healthcare, public authorities, and financial services sectors.

Maintain and Enhance Our Technology.

Based on the relative pricing and functionality of our products as compared with those of our competitors, we consider our proprietary software offerings to be competitive, however it is critical that we continue to maintain and enhance our technology.

Enter into and Maximize Alliances.

We have marketing and other relationships with AMEC Services Limited, GE Capital, RBT Consulting, Production Access, Inc. and a number of other leading companies in a broad range of industries. We believe that these and future relationships will help provide us with access to important industry participants and will help increase our brand awareness.

Seeking Acquisitions and Strategic Investments.

We plan to expand by seeking technologies, products, and services that complement our existing business. If appropriate opportunities are available, we may acquire businesses, technologies or products or enter into strategic relationships that may further diversify revenue sources and product offerings, expand our customer base or enhance our technology platform.

CUSTOMERS

We provide our solutions to customers in a variety of industries, including: oil and gas, healthcare, public authorities, and financial services sectors.

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

The following is a representative list of some of the customers for whom we have implemented or are implementing our solutions:

Customer	Solution(s)	Industry Segment	Geographic Location
BP Norway AS	ProcureMate; WorkMate	Oil and Gas	Norway
Prosafe Drilling Company (Prosafe)	WorkMate	Oil and Gas	Norway
Halliburton Productos (Halliburton)	WorkMate	Oil and Gas	Brazil
AmecFluor	WorkMate	Oil and Gas	Korea
Talisman Energy Inc.	WorkMate	Oil and Gas	Canada, UK
Hordaland fylkeskommune (HFK)	ProcureMate	Public Authority	Norway
GE Commercial Equipment Financing (GE)	Dyn@mic Seller	Financial Services	US
National Health Services (UK)	ProcureMate	Health	UK
permanent TSB	Dyn@mic Seller	Financial Services	Ireland
Paramount Resources	WorkMate	Oil and Gas	Canada
Kraft Foods Global, Inc.	Serviced by our joint venture, Asset Manager, providing Asset Tracker

The Company operates in three reportable geographic segments (North America, Ireland/United Kingdom, and Norway). The Company has in the past earned revenue from both retail and non-retail customers. Currently all our revenue is derived from our current business of software licensing, and computer system support and implementation as described in Item 4.(b) of this Report, and no revenue is derived from retail activity.

Net Revenue by Geographic Segment	2004	2003
(in thousands Cdn$)
North America	$796	$1,211
Ireland and U.K.	681	1,239
Norway	3,453	3,403
	$4,930	$5,853

SALES AND MARKETING

We market our solutions primarily through our direct sales force. Our sales organization is regional with personnel located in our principal offices in Toronto (Canada), Dublin (Ireland), London (UK) and Stavanger (Norway).

Our marketing efforts are focused on targeted marketing campaigns, rather than broad-based "awareness" campaigns. Potential customers are identified through direct contact, responses to requests for information, attendance at trade shows and through industry contacts. We principally focus on trade show participation, seminar series for specific industries or professionals and ongoing lead generation through our sales force.

The GE sales force takes the lead in the sales and marketing efforts of the Asset Manager joint venture .

We use reference customers to assist us in our marketing efforts, both through direct contact with potential customers and through site branding and case studies. We also rely on our co-marketing partners to assist in our marketing efforts.

TECHNOLOGY PLATFORM

ADB has devoted significant resources to developing its proprietary software technology. The technology platform is constructed using distributed software technologies which allow rapid redevelopment and deployment of new software technology in order to take advantage of emerging business opportunities.

Our company's technology platform is based on Microsoft core applications, including the Windows NT operating system and a SQL server relational database, all residing on scaleable hardware. The software is constructed using an advanced proprietary XML framework and resides on an N-tier architecture. The support of open systems allows integration with a large variety of existing commercial, proprietary and legacy applications.

RESEARCH AND DEVELOPMENT

Based on the relative pricing and functionality of our products as compared with those of competitors, we believe that our proprietary software provides a competitive advantage, and that our future success depends, in part, on our ability to continue developing and enhancing that software. Therefore, we have focused our software development and technology efforts on the continued development of our proprietary software offerings. Presently, 14 of our staff members are dedicated to product development and maintenance.

Our ongoing software development and technology efforts are aimed at the continued “productization” of specific elements of our software, enhancing the features and functionality of our existing software components, the development of new software components, and the integration of superior third party technology into our environment. Productization involves the development of reusable applications to reduce programming time and costs for customer implementations.

Our software development and technology expenditures were approximately $3.257 million for the year ended December 31, 2004, $2.817 million for the year ended December 31, 2003 and $4.101 million for the year ended December 31, 2002, including salaries and related expenses of our personnel engaged in research and development. Research and development activities in 2004 included the development of version 2.0 of our DYN@MIC BUYER Solution and the development of a new materials tracking module within our WorkMate application.

Our software development and technology activities in 2004 included the ongoing development of a new applications framework implemented in Microsoft .Net. The new framework will be used as the foundation all future Web based products. There was also a substantial amount of time devoted to the extension of our integration tool set, which allows us to connect our core product suite to pre-existing customer owned third party applications. In addition, version 1.0 of new asset tracking and document management products were released.

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

The Company entered into a Patent License Agreement with NCR Corporation on April 29th, 2002. The agreement provides the Company with access to specific technology patents over a seven-year period for US$100,000 annually.

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

Although we offer a broad range of asset lifecycle management solutions, we face significant competition in each of the component product areas from the following companies:

•	Sourcing - Procuri, Inc., B2E Markets, Inc., Emptoris, Inc., Moai Technologies, Inc.
•	Procurement - MRO Software, Inc., Ariba, Inc., and broader ERP solution providers such as SAP AG, and Oracle Corporation
•	EAM - related solutions - Datastream Ltd., MRO Software, Inc., Indus International Inc., Mincom Ltd., (and broader ERP solution providers such as SAP AG, and Oracle Corporation)
•	Sales solutions - eBay Inc.

In addition, we face competition from organizations that use in-house developers to develop solutions for certain elements of the asset lifecycle.

C. ORGANIZATIONAL STRUCTURE

The Company has the following organizational structure, which include the subsidiaries set out below:

D. PROPERTY, PLANT AND EQUIPMENT

The table below lists the locations of our facilities, all of which are held by us pursuant to lease agreements, and summarizes certain information about each location.

Location	Use	Square Feet (Approximate)	Term of Lease
302 The East Mall, Suite 300 Toronto, Ontario	Executive, Administrative, Engineering and Marketing	5,435	Expires Oct. 2009
Vingveien 2, 4050, Sola Norway	Executive, Administrative, Engineering and Marketing	8,234	Expires July 2008
AS Kontorsenter 2 Tonsberg, Norway	Not in Use	2,851	Expires October 2005
52 Broomhill Rd., Suite 112 & 113 Broomhill Industrial Estate Tallaght, Dublin 24 Ireland	Administrative, Engineering and Marketing	500	Expires December 2005
3000 Cathedral Hill Guildford, Surrey, England	Marketing	no dedicated space	Month-by-Month
3001 North Rocky Point Drive East, Tampa, Florida	Executive	143	Month-by-Month

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

We operate in three reportable geographic segments: North America, Ireland and the United Kingdom, and Norway. We have also in the past earned revenue from both retail and non-retail customers.

Our company is headquartered in Toronto (Canada), and maintains offices in Tampa (U.S.), Dublin (Ireland), London (U.K.), and Stavanger (Norway).

Our shares trade on both the Toronto Stock Exchange (TSX: ADY) and the OTC Bulletin Board (OTCBB: ADBYF).

A. OPERATING RESULTS

Comparison of Years Ended December 31, 2004 and December 31, 2003

Net Loss. Our net loss for the year ended December 31, 2004 was $5.104 million, an increase of 81.3 percent over the net loss of $2.815 million reported for the year ended December 31, 2003. The net loss for 2003, however, included a gain of $2.195 million from the settlement of a demand loan and revenue from historic retail activities. Excluding these items outside of the normal course of operations (although not considered extraordinary items), our 2004 loss of $5.104 million represents a 0.5 percent increase over the 2003 loss of $5.077 million.

The loss before employee stock options, depreciation and amortization, interest expense and interest income (“EBITDA”) was $3.441 million for 2004 as compared to $2.710 million for 2003, an increase of 27.0 percent. The Company considers EBITDA to be a meaningful performance measure as it provides an approximation of operating cash flows. This increase was the result of a $923,000 decrease in revenue from $5.853 million in 2003 to $4.930 million in 2004, partially offset by a $192,000 improvement in the associated expenses of $8.563 million in 2003 to $8.371 million in 2004. The reduction in expenses of 2.2 percent in 2004 when compared to 2003 was achieved in the areas of general and administrative expenses by $283,000 and sales and marketing expenses by $349,000, partially offset by an increase in software development and technology expenses of $440,000.

Revenue. Revenue is comprised of software license sales, service fees for consulting, implementation, application hosting, training, maintenance and support activities and transaction fees from on-line activities performed for customers.

Revenue decreased to $4.930 million for the year ended December 31, 2004 from $5.853 million for the year ended December 31, 2003, representing a decline of 15.8 percent. This decline was attributable to reduced revenue in North America of $415,000 and reduced revenue in Ireland/U.K. of $557,000. Revenue from Norway increased by $50,000 in 2004 as compared to 2003.

In North America, re-targeting of resources towards the GE CEF joint venture efforts in 2004 resulted in a decline in development, hosting and transactional revenue of approximately $408,000.

In the Ireland/UK region we did not experience an increase in customer acquisitions and activity in 2004 as we did 2003. The year-over-year revenue decline was primarily the result of reduced sales by the amount of $532,000 to customers in non-healthcare industry sectors.

General and Administrative. General and administrative expenses include, primarily: all salaries and related expenses (including benefits and payroll taxes) other than technology staff compensation (which is included in software development and technology expenses), and sales and marketing staff compensation (which is included in sales and marketing expenses), occupancy costs, foreign exchange gains or losses, professional fees, insurance, investor relations, regulatory filing fees, and travel and related costs.

General and administrative expenses decreased by $283,000 to $4.365 million for the year ended December 31, 2004, as compared to $4.648 million for the year ended December 31, 2003, representing a decline of 6.1 percent.

Year-over-year savings in the amount of $183,000 resulted from salary expense reductions arising from a smaller administrative workforce and favourable Canadian dollar exchange rates pertaining to US dollar-denominated salaries. Continued cost containment efforts resulted in $67,000 savings in travel expenses and the reduction of occupancy and connectivity costs in the amount of $65,000 associated with the change of North American office locations and decreased utility costs as the result of Norway office leases renegotiations. Reductions in foreign exchange losses of $59,000 and in insurance costs of $41,000 also added to the savings. Expense reductions were partially offset by increased investor relation costs in the areas of consulting ($68,000) and increased professional services expenses associated with regulatory filings ($29,000). The salary expense savings were also partially offset by increased professional services employed in Norway ($34,000).

Sales and Marketing. Sales and marketing costs include all salaries and related expenses of sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs.

Sales and marketing costs for the year ended December 31, 2004 amounted to $749,000, as compared to $1.098 million for 2003, a decrease of 31.8 percent. This decrease is attributable to lower staffing levels in the sales department combined with decreased advertising and tradeshow activities and related travel expenses throughout 2004.

Software Development and Technology. Software development and technology expenses consist of costs associated with acquired and internally developed software, and research and development expenses, including fees to independent contractors and salaries and related expenses of personnel engaged in these activities.

Software development and technology expenses increased to $3.257 million for the year ended December 31, 2004 from $2.817 million for the year ended December 31, 2003, an increase of 15.6 percent. This increase is attributable to increased salary expenses resulting largely from increases in the number of technology personnel in Ireland/UK and Norway.

Employee Stock Options. Effective January 1, 2003, the Company adopted the accounting recommendations contained in the CICA handbook Section 3870 - “Stock-based Compensation and Other Stock-based Compensation Payments”. As a result, the Company recorded an employee stock option expense of $39,000 for the year ended December 31, 2004 and $193,000 for the year ended December 31, 2003. No employee stock options were granted in 2004. The 2004 expense arises from the vesting of stock options that were granted in 2003. Prior to 2003, no accounting recognition was required for stock-based compensation expense however; the Company was required to disclose the impact of stock option related expenses for previous years on a pro-forma basis.

Depreciation and Amortization. Depreciation and amortization expense was $1.190 million for the year ended December 31, 2004 as compared to $1.901 million for the year ended December 31, 2003, a decrease of 37.4 percent. This decrease reflects a $499,000 reduction in the amortization of deferred charges as deferred financing charges relating to a demand loan were fully amortized in 2003. Additionally, software acquired in the acquisition of ADB Systemer was fully amortized by the end of the third quarter of 2004, resulting in an amortization expense for the year that was $282,000 lower than that for fiscal 2003.

Interest Expense. Interest expense reflects interest incurred from debt instruments and loans. Interest expense for the year ended December 31, 2004 was $439,000 compared to $289,000 for December 31, 2003. During 2004, cash interest expense of $173,000 and non-cash interest expense of $266,000 was incurred related to secured subordinated notes. Comparatively, cash interest expense of $50,000 and non-cash interest expense of $112,000 was recorded in 2003. The interest expense for fiscal 2003 also included interest related to a demand loan of $126,000.

Interest Income. Interest income reflects interest from investments in cash and marketable securities. Interest income was negligible for both years ended December 31, 2004 and 2003.

Realized Gain on Settlement of Demand Loan. On June 30, 2003, the Company settled an outstanding demand loan through the transfer of its investment in an associated company. The investment had a nominal carrying value and the transfer resulted in a gain on settlement of the demand loan in the amount of $2.195 million.

Retail Activities. During 2003, the Company received a $67,000 refund from a U.S.-based credit card institution formally engaged by the Company when it operated its on-line retail activities in the U.S. No similar refunds were received in 2004.

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

Employee Stock Options. Effective January 1, 2003, the Company adopted the accounting recommendations contained in the CICA handbook Section 3870 - “Stock-based Compensation and Other Stock-based Compensation Payments”. As a result, the Company recorded an employee stock option expense of $193,000 for the year ended December 31, 2003. Prior to 2003, no accounting recognition was required for stock-based compensation expense however; the Company was required to disclose the impact of stock option related expenses for previous years on a pro-forma basis. In 2002, a pro-forma impact of $244,000 and $141,000 in 2003 related to options granted prior to January 1, 2003 is disclosed (Note 9(j)).

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

Critical Accounting Policies. We prepare the consolidated financial statements of ADB in conformity with accounting principles generally accepted in Canada. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets, liabilities and shareholders’ equity at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented. The significant accounting policies employed by ADB are described in our 2004 Annual Report within Notes 2 and 3 of the Notes to the Consolidated Financial Statements. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Continuation of the Business
The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2004. Our 2005 business plan includes a significant increase in revenue and operating cash flow primarily from major new contracts in Norway, the UK and North America. We cannot provide assurance that the actual operating results for 2005 will meet the estimates included in our 2005 business plan. A shortfall in revenue and/or increased in expenses will result in the necessity for non-operational funding. We believe that we have the ability to raise additional financing if required, but we cannot provide assurance that such efforts would be successful.

Revenue Recognition
The Company’s revenues are derived from software license fees, implementation, training and consulting services, product maintenance and customer support, and software development, and hosting fees. Fees for services are billed separately from licenses of the Company’s product. The Company recognizes revenue in accordance with Canadian GAAP, which in the Company’s circumstances, are not materially different from the amounts that would be determined under provisions of the American Institute of Certified Public Accountants Statements of Position (SOP) No. 97-2, “ Software Revenue Recognition”, and as amended by Statement of Position 98-9, “Modification of SOP 97-2, Software revenue Recognition, With Respect to Certain Transactions”. The Company also considers the provisions of CICA EIC 141, which is analogous to Staff Accounting Bulletin (SAB) 104, “Revenue Recognition in Financial Statements”, and CICA EIC 142, which is analogous to the Emerging Issues Task Force consensus on EITF 00-21, “Accounting for Revenue Arrangements with Multiple Elements,” in determining the appropriate revenue recognition methodology.

Software License Revenue
The Company recognizes software license revenue in accordance with the terms of the license agreement and when the following criteria as set out in SOP No. 97-2 are met:

•	persuasive evidence of an arrangement exists,
•	delivery has occurred,
•	the fee is fixed or determinable, and
•	collectibility is probable.

Software license revenue consists of fixed license fee agreements involving perpetual licenses.

Software license agreements may be part of multiple element arrangements that include consulting and implementation services. When these services are considered essential to the functionality of the license, the associated revenue is recognized on the basis of the percentage of completion method as specified by contract accounting principles. When these services are not considered essential to the functionality of the license, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence (“VSOE”) of the fair value of each element. VSOE used in determining the fair value of license revenues is based on the price charged by the Company when the same element is sold in similar quantities to a customer of a similar size and nature. VSOE used in determining fair value for installation, implementation and training based on the standard daily rates for the type of service being provided multiplied by the estimated time to complete each task. VSOE used in determining the fair value of maintenance and support is based on the annual renewal rates. The revenue allocable to the software license is recognized when the revenue criteria are met. The revenue allocable to the consulting services is recognized as the services are performed.

Implementation, Training & Consulting Service Fees
The Company receives revenue from implementation of its product offerings, consulting services and training services. Customers are charged a fee based on time and expenses. Revenue from implementation, consulting service and training fees is recognized as the services are performed or deferred until contractually defined milestones are achieved or until customer acceptance has occurred, as the case may be, for such contracts.

Product Maintenance & Customer Support Fees
The Company receives revenue from maintaining its products and the provision of on-going support services to customers. The maintenance and support fees are typically equal to a specified percentage of the customers’

license fee. If associated with the fixed fee license model, the maintenance revenues received are recorded as deferred revenue and recognized on a straight-line basis over the contract period.

Services revenue from maintenance and support is recognized when the services are performed. Maintenance and support revenues paid in advance are non-refundable and are recognized on a straight-line basis over the term of the agreement, which typically is 12 months.

Software Development Fees
Typically, development of software for our customers is provided based on a predetermined fixed rate basis. Revenue is recognized as time is incurred throughout the development process.

Hosting Fees
The Company earns revenue from the hosting of customer websites. Under our existing hosting contracts, we charge customers a recurring periodic flat fee. The fees are recognized as the hosting services are provided.

Secured Subordinated Notes
Under Canadian GAAP, financial instruments that contain both a liability and an equity element are required to have the instrument’s component parts classified separately. On the issuance date, the Company values the debt component of the instrument by calculating the present value of the associated cash flows and uses the Cox-Rubinstein binomial valuation model to determine the fair value of the conversion feature of convertible secured subordinated notes. The calculated values of the liability and of equity components are disclosed separately in Consolidated Balance Sheets. The liability component is accreted to the face value of the subordinated notes over the term to maturity, or until the underlying notes are converted into common shares, through the recording of a non-cash interest expense. These valuation methods incorporate estimates regarding the appropriate discount rate to be used in the debt component valuation and the appropriate share-price volatility to be employed in the equity component valuation. The discount rates used were based upon our estimate of expected market yield rates on similarly secured debt instruments. Volatility rate estimates were based upon historical share-price volatility for the year proceeding the issuance of the notes. Changes in the assumptions underlying the discount rate and volatility estimates could result in a change in the proportions of the notes that are allocated to the debt and equity components and a change in the amount of non-cash interest expense resulting from the accretion of the liability component to its face value.

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

B. LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY
The Company has been funded to date primarily through a series of private placements of equity and convertible debentures, sales of equity to and investments from strategic partners, gains from investments and option exercises. Since inception, the Company has received aggregate net proceeds of $87.7 million from debt and equity financing and has realized $23.7 million in gains on investment disposals. The Company has not earned profits to date and, at December 31, 2004, has an accumulated deficit of $104.866 million. The Company expects to incur losses into 2005 and there can be no assurance that it will ever achieve profitability. Operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of the Company’s control.

The Company has incurred negative annual cash flows from operations since inception and expects to continue to expend substantial funds to continue to develop technology, build an infrastructure to support business development efforts and expand other areas of the business including the acquisition of, or strategic investments in, complementary products, businesses or technologies. The Company has historically relied on non-operational sources of financing to fund its operations. The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2004. Management’s 2005 business plan includes a significant increase in revenue and operating cash flow primarily from major new contracts in Norway, the UK and North America. Management believes that it has the ability to raise additional financing if required. The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.
Cash and cash equivalents increased slightly by $8,000 to $453,000 as at December 31, 2004 from $445,000 as at December 31, 2003.

Current assets of $2.196 million exceeded current liabilities (excluding deferred revenue) of $1.680 million in the current fiscal year by $516,000. Current assets of $1.947 million exceeded current liabilities (excluding deferred revenue) of $1.370 million by $577,000 in the prior year. Deferred revenue has been excluded from current liabilities as it is expected to be settled by resources other than cash.
As of May 31, 2005, we had cash on hand and marketable securities of approximately $610,000. Management believes that it has the ability to raise additional financing if required.

Cash Flows

Operating:

Cash outflows from operating activities remained relatively unchanged at $3.3 million in the current fiscal year compared to cash outflows from operating activities of $3.4 million in the prior year. Non-cash working capital resulted in inflows of $322,000 in fiscal 2004 as compared to outflows of $728,000 in fiscal 2003, an increase of $1.05 million, as summarized in the following table:

	2004	2003	Difference
	(in thousands)
Accounts receivable	$(151)	$444	$(595)
Deposits and prepaid expenses	(8)	60	(68)
Accounts payable	288	(87)	375
Accrued liabilities	139	(491)	630
Deferred revenue	44	(741)	785
Effect of currency translation	10	87	(77)
	$322	$(728)	$1,050

Investing:
No significant cash flows resulted from investing activities in fiscal 2004. In 2004, $40,000 was spent on capital asset acquisitions as compared to $45,000 in expenditures for 2003. In 2003, proceeds in the amount of $62,000 were earned from the disposal of capital assets, strategic investments and marketable securities. No such proceeds were earned in 2004.

Financing:
Cash flows generated as the result of financing activities totaled $3.3 million in fiscal 2004. The sources of cash included an equity private placement and the issuance of convertible debt, which was slightly offset by deferred financing costs related to the convertible debt issuance. Cash flows generated in financing activities were $2.5 million for 2003, including an equity private placement and a convertible debt private placement.

CAPITAL RESOURCES
There were minor additions to capital assets during the years ended December 31, 2004 and 2003. In 2003, the liquidation of redundant capital assets resulted in net proceeds of $34,000.

During 2004, the Company incurred $167,000 of costs associated with the issuance of secured subordinated notes, which were recorded as deferred financing charges. The deferred financing charges are being amortized on a straight-line basis over the term of the underlying notes. No deferred charges were incurred in 2003.

Funding
Overview. The Company has been funded to date primarily through a series of private placements of equity and convertible debentures, sales of equity to and investments from strategic partners, gains from investments and option exercises. Since inception, the Company has received aggregate net proceeds of $87.7 million from debt and equity financing and has realized $23.7 million in gains on investment disposals.

Funding - 2005
On February 23, 2005, the Company completed a transaction resulting in the issuance of 2.5 million equity units at a price of $0.23 per unit for gross proceeds of $575,000. Each equity unit consists of one common share and one common share-purchase warrant with an exercise price of $0.40 each. The warrants expire on February 22, 2009.

Funding - 2004
On May 19, 2004, the Company issued Series F secured subordinated notes with a face value of $500,000 for net proceeds of $474,000. The Series F notes have an annual rate of interest of 7 percent paid quarterly in arrears, mature May 19, 2007 and are convertible into equity units at a price of $0.31 per unit. Each equity unit consists of one common share and one half of a share-purchase warrant with an exercise price of $0.50. The share-purchase warrants expire on May 19, 2007. The Series F secured subordinated notes will automatically convert into units when the share price of the Company closes above $0.70 for five consecutive trading days during the term. Holders may convert the notes into units at anytime following a four-month hold period. If the holder does not convert and no automatic conversion takes place, the Company must repay the principal amount in cash. The Series F notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

On June 15, 2004, the Company issued Series G secured subordinated notes with a face value of $1,710,000 for net proceeds of $1,624,000. The Series G notes mature June 15, 2007, have an annual rate of interest of 7 percent payable upon the earlier of maturity and conversion and are convertible into equity units at a price of $0.31 per unit. Each equity unit consists of one common share and one half of a share-purchase warrant with an exercise price of $0.50. The share-purchase warrants expire on June 15, 2008. The Series G secured subordinated notes will automatically convert into units when the volume-weighted average share price of the Company closes above $0.70 for 20 consecutive trading days during the term. Holders may convert the notes into units at anytime following a four-month hold period. If the holder does not convert and no automatic conversion takes place, the Company must repay the principal amount in cash. The Series G notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

On October 21, 2004, the Company issued Series H secured subordinated notes with a face value of $520,000 for net proceeds of $500,000. The Series H notes mature October 21, 2007, have an annual rate of interest of 11 percent payable upon the earlier of maturity and conversion and are convertible into equity units at a price of $0.20 per unit. Each equity unit consists of one common share and one half of a share-purchase warrant with an exercise price of $0.40. The share-purchase warrants expire on October 21, 2008. The Series H secured subordinated notes will automatically convert into units when the share price of the Company closes at or above $0.45 for 10 consecutive trading days during the term. Holders may convert the notes into units at anytime following a four-month hold period. If the holder does not convert and no automatic conversion takes place, the Company must repay the principal amount in cash. In order to obtain the required approvals to issue the Series H notes, the Company retroactively increased the interest rate on the Series G notes from an annual rate of 7 percent to an annual rate of 11 percent. The Series H notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

On December 6, 2004, the Company completed a transaction resulting in the issuance of 5,000,000 shares at a price of $0.20 per share and 5,000,000 common share-purchase warrants exercisable into one common share at a price of $0.35 for gross proceeds of $1,000,000. The warrants expire on December 6, 2008. Gross proceeds were comprised of $800,000 in cash and $200,000 in services. Issuance costs in the amount of $61,000 were incurred, including $19,000 representing the fair value of 150,000 compensation options issued to First Associates. The compensation options are exercisable into 150,000 equity units at a price of $0.20 per unit. Each equity unit consists of one common share and one common share-purchase warrant with an exercise price of $0.35 and an expiry date of December 6, 2008. The compensation options expire on December 6, 2006. Included in this private placement were 100,000 shares issued to a director of the Company for net proceeds of $20,000.

C. RESEARCH AND DEVELOPMENT

For a discussion of the Company’s research and development policies for the last three years, see Item 4 - B. BUSINESS OVERVIEW under the heading “RESEARCH AND DEVELOPMENT”.

D. TREND INFORMATION

For trend information, see the section above entitled “LIQUIDITY AND CAPITAL RESOURCES”.

Foreign Currency Rate Fluctuations.
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

Interest Rate and Investment Risk.
The Company has limited exposure to fluctuations in interest rates. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

Credit Risk.
Credit risk arises from the potential that a customer will fail to meet its contractual obligations under a software licensing and related services agreement or an e-commerce enabling agreement.

At December 31, 2004, there were three customers that accounted for 18 percent, 13 percent and 11 percent, respectively, of total accounts receivable. At December 31, 2003, three customers accounted for 25 percent, 19 percent and 14 percent, respectively, of total accounts receivable.

Net Operating Losses for Tax Purposes.
We have available an aggregate of approximately $20.9 million of net operating losses for tax purposes that may be used to reduce taxable income in future years, of which $1.659 million expires in 2009, 8.418 million expires in 2010, $981,000 expires in 2011, and $3.569 million expires in 2014. In addition, there is $6.242 million that do not expire related to tax losses in Ireland. Our net operating losses are subject to assessment of our tax returns by taxation authorities.

E. OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet special purpose entities or other off-balance sheet arrangements.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As at December 31, 2004 the Company's contractual obligations, including payments due by periods over the next five years, are as follows:

(C$000’s)	Total	2005	2006	2007	2008	2009	2010 and thereafter
Operating leases	$1,867	$416	$369	$339	$310	$279	$154
License agreements	510	120	120	120	120	30	-
Secured subordinated notes -principal repayment(a)	2,605	-	375	2,230	-	-	-
Secured subordinated notes - interest payment (a)	800	41	26	733	-	-	-
	$5,782	$577	$890	$3,422	$430	$309	$154

(a) Assumes secured subordinated notes are held to maturity and not converted. Conversion may take place at the option of the holder or as a result of automatic conversion provisions contained within the term of the notes. No principal repayment is required for converted notes. In the case of Series G and H notes, conversion will result in the earlier payment of interest. Conversion will also result in the reduction of the aggregate dollar amount of interest payments.

The Company does not have any material commitments for capital expenditures.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth the name, age and position of each of our directors and executive officers. This information is supplied based on our records and information furnished by our executive officers and directors.

Name	Age	Position
Directors

Jeffrey Lymburner(1)	48	Director and Chief Executive Officer
T. Christopher Bulger(2),(3),(4)	48	Director
Paul Godin,(2),(3)	52	Director
Jim Moskos	42	Director and President, ADB Technology Group
Darroch (Rick) Robertson (4)	53	Director
Jan Pedersen	47	Director and President, Norwegian Operations
Duncan G. Copeland(2),(3),(4)	47	Director
Glen Whyte(5)	48	Former Director

Executive Officers (other than Messrs. Lymburner, Pedersen and Moskos)

Michael Robb	42	Chief Financial Officer and Corporate Secretary
Aidan Rowsome(6)	44	Former Vice-President, Global Sales
_______________________

(1)	Mr. Lymburner is acting Chairman of the Board of Directors.
(2)	Member of the Management Resources and Compensation Committee.
(3)	Member of the Corporate Governance Committee.
(4)	Member of Audit Committee.
(5)	Resigned on June 23, 2004
(6)	Resigned on February 25, 2005

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

T. Christopher Bulger, Toronto, Ontario
Director since May 28, 1996
Chairman of the Management Resources and Compensation, Corporate Governance and Audit Committees

Mr. Bulger is the Chairman and CEO of Megawheels Technologies Inc., a web-based classified advertising platform provider for the newspaper and real estate sectors, with enterprise systems for auto dealerships. Mr. Bulger served as Executive Vice President of our company from September 1998 to December 1999 and Chief Financial Officer of our company from April 1996 to September 1998.

Paul Godin, Kleinburg, Ontario
Director since May 28, 1996
Member of the Management Resources and Compensation and Corporate Governance Committees

Mr. Godin is a private investor. Aside from being one of the founding shareholders of our company in 1995, Mr. Godin was Chief Executive Officer of our company from its founding in 1995 to August 1, 1999, and Chairman of the Board of Directors from June 17, 1996 to June 14, 2000. From September 1999 to March 2001, Mr. Godin was Chairman of The Art Vault International Limited. In March 2001, The Art Vault made an assignment in bankruptcy under the laws of the Province of Ontario, due to economic conditions and a lack of available funding.

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

Jan Pedersen, Stavanger, Norway
Director since June 12, 2002

Mr. Pedersen has been President of our Norwegian Operations since October 11, 2001. Prior to that, Mr. Pedersen founded and acted as CEO of ADB Systemer ASA since 1988. Mr. Pedersen has broad software experience with clients such as Saga Petroleum, Statoil, BP Norway, Elf Petroleum and the Norwegian Petroleum Directorate. He holds a Master Science degree in Civil Engineering, the technical university in Trondheim, Norway.

Darroch (Rick) Robertson, London, Ontario
Director since June 25, 2003
Chairman of the Audit Committee

Mr. Robertson has been an Associate Professor of Business at the Richard Ivey School of Business, The University of Western Ontario, for the past five years. He was the Director of the undergraduate HBA program at the Ivey School. Mr. Robertson was also a director and chair of the audit committee of Stackpole Limited, a TSX listed company. Mr. Robertson is also an elected member of council for the Institute of Chartered Accountants of Ontario, where he currently serves on the audit committee and by-laws committee.

Duncan Copeland
Member of the Audit Committee, Corporate Governance Committee, Management Resources and Compensation Committee

Mr. Copeland is President of Copeland and Company, a consultancy based in Potomac, Maryland. He has been a Director of the Corporation since its inception, except for the period from 2001-2004. Mr. Copeland has been a member of the faculties of the Richard Ivey School of Business, The University of Western Ontario and Georgetown University. He is a trustee of the Charles Babbage Foundation. Mr. Copeland holds a doctorate from the Harvard Business School.

Executive Officer
(other than Messrs. Lymburner, Moskos, and Pedersen)

Michael Robb, is Chief Financial Officer for ADB Systems, responsible for all of the Company's financial and administrative activities. He brings more than 15 years of finance experience, including venture capital activities, private equity transactions and mergers and acquisitions. Most recently, Mr. Robb served as Vice President of Finance for Westaim Partners, a Toronto venture capital firm. Previously, he served as Director of Finance for Classwave Wireless Inc. and Director of Finance for Bid.Com. Mr. Robb is a Certified Management Accountant and a member of the Society of Management Accountants of Ontario.

For a discussion of certain transactions involving directors and executive officers, see Item 7 - MAJOR SHAREHOLDERS and RELATED PARTY TRANSACTIONS and Note 23 to Consolidated Financial Statements.

B.	COMPENSATION

Summary Compensation Table

The following table provides a summary of compensation earned during the most recently completed fiscal year by our Chief Executive Officer and our four highest paid executives, other than the Chief Executive Officer, who earned in excess of $100,000.

					Awards		Payouts
	Annual Compensation					Restricted
					Options/	Shares or
				Other
				Annual	SARs	Restricted	LTIP	All Other
		Salary	Bonus	Compensation	Granted	Share Units	Payout	Compensation
Name And Principal Position	Year	($)	($)	($)(1)	(#)(2)	($)	($)	($)
Jeffrey Lymburner	2004	130,130	Nil	15,616	Nil	Nil	Nil	Nil
CEO (3)	2003	140,150	$3,503	16,818	Nil	Nil	Nil	Nil
	2002	157,760	Nil	25,242	110,000	Nil	Nil	Nil

Mike Robb	2004	144,583	Nil	6,600	Nil	Nil	Nil	Nil
CFO (4)	2003	76,250	Nil	5,362	Nil	Nil	Nil	Nil

James Moskos	2004	190,000	Nil	12,000	Nil	Nil	Nil	Nil
President, Technology Group	2003	193,333	15,000	12,000	220,202	Nil	Nil	Nil
	2002	200,000	Nil	12,000	214,167	Nil	Nil	Nil

Jan Pedersen	2004	201,657	Nil	Nil	Nil	Nil	Nil	Nil
President, Norwegian Operations	2003	181,843	40,358	Nil	22,378	Nil	Nil	Nil
	2002	165,500	47,000	Nil	214,167	Nil	Nil	Nil

Aidan Rowsome	2004	205,166	1,020	16,955	Nil	Nil	Nil	Nil
Vice-President, Global Sales	2003	173,430	10,033	17,747	122,580	Nil	Nil	Nil
	2002	168,000	5,500	16,500	163,125	Nil	Nil	Nil

(1)	Other compensation reflects our company’s provision of automotive related expenses and options.

(2)	All numbers have been adjusted to reflect the two for one consolidation of our shares in October, 2001.

(3)	Mr. Lymburner’s salary is U.S. $100,000.

(4)	Mike Robb joined our company on February 26, 2003 as Director of Finance and was appointed as CFO and Corporate Secretary on August 12, 2003.

Messrs. Lymburner, Moskos, Pedersen and Rowsome have volunteered salary reductions in the 2002, 2003, and 2004 calendar years, ranging from fifteen percent to fifty percent. In exchange for the foregone salary, the executives were granted stock options, vesting quarterly in arrears, in an amount equal to the amount of foregone salary divided by the exercise price of the options (being the market price of our company’s shares on the day prior to the date of the grant). These salary reductions took effect January 1, 2002. The salary reductions will not affect any severance entitlement for the individuals concerned.

Our company has a stock option plan which provides for the issuance of stock options to employees, which may expire as much as 10 years from the date of grant, at prices not less than the fair market value of the common shares on the date of grant. The Management Resources and Compensation Committee of the Board of Directors reserves the right to attach vesting periods to stock options granted. No options or stock appreciation rights were granted to employees, officers or directors of our company during the fiscal year ended December 31, 2004.

During 2004, we did not provide any pension, retirement or similar benefits to our directors and officers as a group. Our employees based in Ireland and the United Kingdom participate in a retirement savings arrangement where employee contributions to personal retirement savings accounts are matched by the Company to a maximum of six percent of salary. This arrangement does not represent a future pension obligation to the Company. Mr. Rowsome participates in this plan.

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

Compensation of Directors

Our directors receive no fees for meetings of the Board or committees of the Board which they attend, and no fee for the signing of any resolution of directors or documents on behalf of our company.

All directors are reimbursed for reasonable out-of-pocket travel and other expenses incurred by them in attending Board meetings or Committee meetings.

C.	BOARD PRACTICES

Our articles of incorporation currently provide for a Board of Directors consisting of not less than 3 and not more than 15 directors, to be elected annually. The Business Corporations Act (Ontario) provides that, where a minimum and maximum number of directors is provided for in the articles of a company, the directors of that company may, if empowered by special resolution of the shareholders, by a resolution determine the number of directors to be elected at each annual meeting of the shareholders. Our Board of Directors has the authority to fix the number of directors to a number within the minimum and maximum number of directors as set forth in the articles, and has determined by resolution that the size of the Board is 7 directors.

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

Except for Jeffrey Lymburner's salary protection agreements, no director has any contract or arrangement with us entitling them to benefits upon termination of their directorship.

The three committees of the Board are the Audit Committee, Management Resources and Compensation Committee, and the Corporate Governance Committee.

The Audit Committee, all of whose members are unrelated as defined by the TSX Corporate Governance Guidelines, meets with our management and our auditors on a periodic basis, before the release of quarterly results and before submission of our annual financial statements to the Board. The committee is responsible for the review and assessment of our audit practices, financial reporting and internal controls, inquiry of the auditors as to cooperation in access and disclosure by our management and the ultimate approval of our annual financial statements for submission to the Board and to the shareholders. The committee is also responsible for the appointment, compensation and oversight of the work of our auditors (including resolution of disagreements between management and our auditors regarding financial reporting). Our Audit Committee consists of Darrock Robertson (Chairman), Chris Bulger and Duncan Copeland. The composition of the committee changed during fiscal 2004 due to the resignation of Glen Whyte from the board of directors effective June 30, 2004. Mr. Copeland was appointed in Mr. Whyte’s place.

The Management Resources and Compensation Committee, all of whose members are unrelated as defined by the TSX Corporate Governance Guidelines, is responsible for recommendations to the Board regarding the appointment or removal of executive officers, reviewing the performance of the executive officers and fixing their compensation. The committee is also responsible for administering our stock option plan and ensuring that salary and benefit programs are continuously suitable for attracting, retaining and encouraging the development of knowledgeable, experienced and capable management and employees. The Management Resources and Compensation Committee of our company consists of Christopher Bulger (Chairman), Paul Godin and Duncan Copeland, all of whom are directors of our company. The composition of the committee changed during fiscal 2004 due to the resignation of Glen Whyte from the board of directors effective June 30, 2004. Mr. Copeland was appointed in Mr. Whyte’s place.

The Corporate Governance Committee, all of whose members are unrelated as defined by the TSX Corporate Governance Guidelines, oversees the implementation of our governance practices. The committee also oversees the process for nominations to the Board and assesses the overall effectiveness of the Board. The Corporate Governance Committee consists of Paul Godin (Chairman), Chris Bulger, and Duncan Copeland, all of whom are directors of our company. The composition of the committee changed during fiscal 2004 due to the resignation of Glen Whyte from the board of directors effective June 30, 2004. Mr. Copeland was appointed in Mr. Whyte’s place.

D.	EMPLOYEES

    As of December 31, 2004 we employed a total of 46 full-time employees and one part-time employee as follows:

	North America	Ireland and UK	Norway
Sales and Marketing	4	1	2
Technical Services	4	2	9
Product Group	4	0	10
Finance and Admin	3	1	2
Executive	3	1	1
TOTAL	18	5	24

None of our employees are represented by a labor union, and we consider our employee relations to be good.

As of December 31, 2003 we employed a total of 50 full-time employees and no part-time employees as follows:

	North America	Ireland and UK	Norway
Sales and Marketing	5	1	1
Technical Services	5	2	12
Product Group	2	0	10
Finance and Admin	4	1	2
Executive	3	1	1
TOTAL	19	5	26

As of December 31, 2002 we employed a total of 49 full-time employees and no part-time employees as follows:

	North America	Ireland and UK	Norway
Sales and Marketing	5	1	2
Technical Services	5	1	9
Product Group	3	Nil	10
Finance and Admin	5	1	2
Executive	3	1	1
TOTAL	21	4	24

The number of our employees as of December 31, 2004 represents a decrease in our workforce of approximately 6% as compared with the number of our employees as of December 31, 2003.

E.	SHARE OWNERSHIP

The following table sets forth information concerning share and option ownership of each of our current directors and officers as of June 1, 2005:

Name	Number of Common Shares Owned (1)(2)	Number of Common Shares Underlying Options (3)	Range of Exercise Prices of Options	Range of Expiration Dates of Options	Percentage of Common Shares Beneficially Owned (4)
T. Christopher Bulger	265,000	75,000	$0.22-$0.37	07/03/06-01/25/10	*

Paul Godin	332,667	70,000	$0.22	01/25/10	*

Jeffrey Lymburner	3,211,975	153,300	$0.22	01/25/10	4.44%

Jim Moskos	21,375	370,202	$0.22-$0.35	07/03/06 - 01/25/10	*

Darroch Robertson	5,000	110,000	$0.22-$0.37	07/03/06-01/25/10	*

Michael Robb	Nil	138,750	$0.22-$0.35	02/26/06-01/25/10	*

Jan Pedersen	767,019	442,292	$0.22-$ 0.33	07/03/06-01/25/10	1.06%

Duncan Copeland	87,050	70,000	$0.22	01/25/10	*

Aidan Rowsome	62,500	122,580	$0.33-$0.35	07/03/06-08/15/06	*

*	Represents less than 1%.

(1)	All numbers adjusted to reflect the two for one consolidation of our shares in October 2001.

(2)
Represents shares owned beneficially by the named individual other than those shares which may be acquired under our Corporation's option plans. Unless otherwise noted, all persons referred to above have sole voting and sole investment power.

(3)	Includes all shares which the named individual has the right to acquire under all vested and unvested options and warrants granted to such individual under our company's option plan.

(4)
This information is based on 72,370,131 common shares outstanding as of May 31, 2005. Common shares subject to options exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

To our knowledge, no person beneficially owns, directly or indirectly, or exercises control or direction over more than 5.0% of our issued and outstanding common shares.

This information is based on our records, information provided to us by directors and executive officers and a review of any Schedules 13D and 13G filed by our shareholders with the Securities and Exchange Commission prior to June 1, 2005, and insider reports filed with the Ontario Securities Commission. The Company’s major shareholders do not have any voting rights that differ from the rights of our other shareholders.

As at April 18, 2005, the shareholders of record held 72,370,131 common shares, of which 793 shareholders had an address of record in the United States. Common shares held by CEDE & Co. in the United States on such date amounted to 4,289,060 or 5.9% of our issued common shares, which shares are held for participants’ accounts.

We are not aware of any other corporation, foreign government, or other person or entity that directly or indirectly owns or controls our company, severally or jointly. We are not aware of any arrangements which may at a later date result in a change in control of our company.

B.	RELATED PARTY TRANSACTIONS

On August 30, 2002, the Company entered into a private placement agreement of secured subordinated notes (Series A, B and D notes) with a group of private investors for total gross proceeds of $1.12 million. The following officers and directors purchased the Series D notes: Chris Bulger, a director of the Company, purchased $20,000 of Series D notes that have not yet been converted. Paul Godin, a director of the Company, purchased $25,000 of Series D notes that were converted on December 13, 2002 to 208,333 common shares and 104,167 share purchase warrants. Jeff Lymburner, CEO and a director of the Company, purchased $75,000 of Series D notes of which $54,750 were converted on April 1, 2004 to 456,250 shares and 228,125 share purchase warrants The 228,125 common share purchase warrants were exercised into an equal number of common shares by April 19, 2004. The remaining $20,250 of Series D notes have yet to be converted as of June 18, 2004. Aidan Rowsome, who was then Vice President - Global Sales of the Company, purchased $15,000 of Series D notes that were converted on February 3, 2003 to 125,000 common shares and 62,500 share purchase warrants.

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

On June 15, 2004 the Company issued to private investors Series G secured subordinated notes in the aggregate principal amount of $1.71 million for net proceeds of $1.48 million. The following officers and directors purchased Series G notes: Jeff Lymburner, CEO of the Company, purchased $100,000 of Series G notes that have not yet been converted; Jan Pedersen, President, Norwegian Operations and a director of the Company, purchased $60,000 of Series G notes that have not yet been converted; and Jim Moskos, President Technology Group and a director of the Company, purchased $10,000 of Series G notes that have not yet been converted.

On October 21, 2004 the Company issued to private investors Series H secured subordinated notes in the aggregate principal amount of $520,000 for net proceeds of $477,000. A total of $270,000 of the principal amount of Series H notes was issued to the following directors and/or senior officers of the Company: Jeffrey Lymburner, an officer and director of the Company, purchased Series H notes in the principal amount of $200,000; Paul Godin, a director of the Company purchased Series H notes in the principal amount of $50,000; and James Moskos, an officer and director of the Company purchased Series G notes in the principal amount of $20,000.

On December 6, 2004, the Company completed a private placement resulting in the issuance of 5,000,000 shares at a price of $0.20 per share and 5,000,000 common share-purchase warrants exercisable into one common share at a price of $0.35 for gross proceeds of $1.0 million. Included in this private placement were 100,000 shares issued to Paul Godin, a director of the Company for gross proceeds of $20,000. The warrants were issued for a four year term and will expire on December 6, 2008.

For additional information regarding related party transactions, see Part I - Item 5 under the heading “OPERATING AND FINANCIAL REVIEW AND PROSPECTS - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS” and see Note 6(d) to Notes Consolidated Financial Statements.

ITEM 8 - FINANCIAL INFORMATION

See the Consolidated Financial Statements and notes thereto accompanying this Annual Report beginning on page F-1. All contingencies and commitments set out in the Financial Statements have been reviewed and updated as at the date of filing this Annual Report.

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

SIGNIFICANT CHANGES

None.

ITEM 9 - THE OFFER AND LISTING

Our common shares are listed on The Toronto Stock Exchange and are quoted for trading on the OTCBB. Our common shares were quoted on the Nasdaq National Market from April 20, 1999 until June 3, 2002 and were quoted on the Nasdaq SmallCap Market from June 3, 2002 until August 21, 2002 at which time they were delisted because we did not satisfy the minimum bid price per share requirement for continued listing on that market. The shares were listed on the Nasdaq exchanges from April 20, 1999 until October 17, 2001 under the symbol “BIDS” and from October 18, 2001 until August 21, 2002 under the symbol “ADBI”. Our common shares have been quoted for trading on the OTCBB since August 22, 2002 under the symbol “ADBY”. Effective November 15, 2004 our stock symbol on the Over the OTCBB was changed to “ADBYF”. The addition of the F to the symbol was a requirement of the OTCBB to signify that we are a foreign issuer.

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

The following tables set forth the range of high and low sales prices (rounded to the nearest hundredth) as reported by The Toronto Stock Exchange, the OTCBB (beginning June 4, 2002) and Nasdaq (until June 3, 2002) during the calendar years and quarters indicated. Note that all numbers have been adjusted to reflect the two-for-one share consolidation completed in October 2001.

THE TORONTO STOCK EXCHANGE

	High	Low
	(Cdn $)	(Cdn $)
ANNUAL MARKET PRICES
2000 Calendar Year	26.20	1.94
2001 Calendar Year	3.40	0.29
2002 Calendar Year	0.93	0.07
2003 Calendar Year	0.85	0.17
2004 Calendar Year	0.52	0.16
QUARTERLY MARKET PRICES
2003 CALENDAR YEAR
First Quarter	0.85	0.17
Second Quarter	0.41	0.19
Third Quarter	0.55	0.31
Fourth Quarter	0.54	0.37
2004 CALENDAR YEAR
First Quarter	0.52	0.34
Second Quarter	0.38	0.25
Third Quarter	0.36	0.19
Fourth Quarter	0.28	0.16
2005 CALENDAR YEAR
First Quarter	0.36	0.19
MONTHLY MARKET PRICES
November 2004	0.22	0.16
December 2004	0.28	0.19
January 2005	0.25	0.19
February 2005	0.36	0.23
March 2005	0.34	0.26
April 2005	0.29	0.25
May 2005	0.28	0.15

NASDAQ AND OTCBB

	High	Low	High	Low
	(Cdn $)	(Cdn $)	(U.S. $)	(U.S. $)
ANNUAL MARKET PRICES
2000 Calendar Year	26.60	1.60	19.26	1.06
2001 Calendar Year	3.30	0.30	2.18	0.19
2002 Calendar Year	0.93	0.06	0.59	0.04
2003 Calendar Year	0.79	0.16	0.54	0.11
2004 Calendar Year	0.54	0.14	0.41	0.12
QUARTERLY MARKET PRICES
2003 CALENDAR YEAR
First Quarter	0.79	0.16	0.54	0.11
Second Quarter	0.39	0.16	0.29	0.12
Third Quarter	0.57	0.27	0.42	0.20
Fourth Quarter	0.58	0.34	0.45	0.26
2004 CALENDAR YEAR
First Quarter	0.54	0.34	0.41	0.26
Second Quarter	0.39	0.24	0.29	0.18
Third Quarter	0.35	0.19	0.27	0.15
Fourth Quarter	0.27	0.14	0.22	0.12
2005 CALENDAR YEAR
First Quarter	0.36	0.18	0.29	0.15
MONTHLY MARKET PRICES
November 2004	0.21	0.14	0.18	0.12
December 2004	0.27	0.19	0.22	0.15
January 2005	0.25	0.18	0.20	0.15
February 2005	0.36	0.22	0.29	0.18
March 2005	0.33	0.24	0.27	0.20
April 2005	0.28	0.24	0.23	0.19
May 2005	0.32	0.23	0.25	0.18

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

Directors

Directors of our company need not be shareholders. In accordance with our by-laws and the Business Corporations Act (Ontario), a majority of our directors must be residents of Canada, subject to certain exceptions. In addition, directors must be at least 18 years of age, of sound mind, and not bankrupt. Neither our articles or by-laws, nor the Business Corporations Act (Ontario), impose any mandatory retirement age for directors.

A director who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with our company shall disclose to our company the nature and extent of his interest at the time and in the manner provided by the Business Corporations Act (Ontario). The Business Corporations Act (Ontario) prohibits such a director from voting on any resolution to approve the contract or transaction unless the contract or transaction:

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

•
subject to certain disclosure requirements of the Business Corporations Act (Ontario), give, directly or indirectly, financial assistance to any person by means of a loan, a guarantee or otherwise on behalf of our company to secure performance or any present or future indebtedness, liability or obligation of any person; and

•
mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal property of our company, movable or immovable, including without limitation book debts, rights, powers, franchises and undertakings, to secure any bonds, debentures, notes or other evidences of indebtedness or guarantee or any other obligation of our company.

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

Meetings of Shareholders

An annual meeting of shareholders is held each year for the purpose of considering the financial statements and reports, electing directors, appointing auditors and for the transaction of other business as may be brought before the meeting. The President, the Chairman of the Board or the Board of Directors has the power to call a special meeting of shareholders at any time. Notice of the time and place of each meeting of shareholders must be given not less than 21 days, nor more than 50 days, before the date of each meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any other purpose other than consideration of financial statements and auditors’ report, election of directors and reappointment of the incumbent auditor, must state the nature of the business in sufficient detail to permit the shareholder to form a reasoned judgment on, and must state the text of, any special resolution or by-law to be submitted to the meeting. The only persons entitled to be present at a meeting of shareholders are those entitled to vote thereat, the directors of our company, the auditor of our company and others who although not entitled to vote are entitled or required to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting. If a corporation is winding-up, the Business Corporations Act (Ontario) permits a liquidator appointed by the shareholders, during the continuance of a voluntary winding-up, to call and attend meetings of the shareholders. In circumstances where a court orders a meeting of shareholders, the court may direct how the meeting may be held, including the parties entitled, or required, to attend the meeting.

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

The following is a summary of our company’s material contracts entered into since January 1, 2003.

1.
SERIES E NOTES: During the year ended December 31, 2003, the Company issued Series E secured subordinated notes with a face value of $1.0 million for net proceeds of $994,000. The Series E notes have an annual rate of interest of 11 percent that is paid quarterly in arrears, mature August 19, 2006 and are convertible into equity units at a price of $0.35 per unit. Each equity unit consists of one common share and one half of a share-purchase warrant with an exercise price of $0.50. The Series E secured subordinated notes will automatically convert into units when the share price of the Company closes above $0.70 for five consecutive trading days during the term. Note holders may convert into units at anytime following a four-month hold period. If the holder does not convert and no automatic conversion takes place, the Company must repay the principal amount to the holders of the Series E secured subordinated notes in cash. As part of this private placement, the Company issued 30,000 common share-purchase warrants to an associate of Stonestreet Limited Partnership (“Stonestreet”) in consideration for professional fees. Each such warrant entitles the holder to purchase one common share of the Company for $0.50 at any time up to and including August 18, 2006. The Series E notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

The Series E notes were issued to private investors including an amount totaling $100,000 issued to directors and/or senior officers of the Company. Costs in the amount of $6,000 associated with the issuance of the Series E secured subordinated notes were recorded as a reduction of the equity component of these notes.

2.
On June 26, 2003, the Company completed a transaction resulting in the issuance of 4,879,000 common shares at a price of $0.24 and 2,733,000 common share-purchase warrants exercisable into one common share at $0.40 for net proceeds of $1.148 million. The warrants expire on June 26, 2005. This private placement included the issuance of 693,000 common shares and 347,000 common share-purchase warrants in settlement of an account payable in the amount of $166,000. Included in this private placement were 2,146,000 shares issued to a director and officer of the Company for total net proceeds of $505,000.

3.
SERIES F NOTES: On May 19, 2004, the Company issued Series F secured subordinated notes with a face value of $500,000 for net proceeds of $474,000. The Series F notes have an annual rate of interest of 7 percent paid quarterly in arrears, mature May 19, 2007 and are convertible into equity units at a price of $0.31 per unit. Each equity unit consists of one common share and one half of a common share purchase warrant with an exercise price of $0.50. The warrants expire on May 19, 2007. The Series F secured subordinated notes will automatically convert into units when the share price of the Company closes above $0.70 for five consecutive trading days during the term. Holders may convert the notes into units at anytime following a four-month hold period. If the holder does not convert and no automatic conversion takes place, the Company must repay the principal amount in cash. The Series F notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

4.
SERIES G NOTES: On June 15, 2004, the Company issued Series G secured subordinated notes with a face value of $1,710,000 for net proceeds of $1,624,000. The Series G notes mature June 15, 2007, have an annual rate of interest of 11 percent (as amended October 21, 2004) payable upon the earlier of maturity and conversion and are convertible into equity units at a price of $0.31 per unit. Each equity unit consists of one common share and one half of a common share purchase warrant with an exercise price of $0.50. The warrants expire on June 15, 2008. The Series G secured subordinated notes will automatically convert into units when the volume-weighted average share price of the Company closes above $0.70 for 20 consecutive trading days during the term. Holders may convert the notes into units at anytime following a four-month hold period. If the holder does not convert and no automatic conversion takes place, the Company must repay the principal amount in cash. The Series G notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

5.
SERIES H NOTES: On October 21, 2004, the Company issued Series H secured subordinated notes with a face value of $520,000 for net proceeds of $500,000. The Series H notes mature October 21, 2007, have an annual rate of interest of 11 percent payable upon the earlier of maturity and conversion and are convertible into equity units at a price of $0.20 per unit. Each equity unit consists of one common share and one half of a common share purchase warrant with an exercise price of $0.40. The warrants expire on October 21, 2008. The Series H secured subordinated notes will automatically convert into units when the share price of the Company closes at or above $0.45 for 10 consecutive trading days during the term. Holders may convert the notes into units at anytime following a four-month hold period. If the holder does not convert and no automatic conversion takes place, the Company must repay the principal amount in cash. In order to obtain the required approvals to issue the Series H notes, the Company retroactively increased the interest rate on the Series G notes from an annual rate of 7 percent to an annual rate of 11 percent. The Series H notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

6.
EQUITY PRIVATE PLACEMENT: On November 25 and December 6, 2004, the Company completed a transaction resulting in the issuance of 5,000,000 shares at a price of $0.20 per share and 5,000,000 common share-purchase warrants exercisable into one common share at a price of $0.35 for gross proceeds of $1,000,000. The warrants expire on December 6, 2008. Gross proceeds were comprised of $800,000 in cash and $200,000 in past services. Issuance costs in the amount of $61,000 were incurred, including $19,000 representing the fair value of 150,000 compensation options issued to First Associates Investments Inc. The compensation options are exercisable into 150,000 equity units at a price of $0.20 per unit. Each equity unit consists of one common share and one common share-purchase warrant with an exercise price of $0.35 and an expiry date of December 6, 2008. The compensation options expire on December 6, 2006. Included in this private placement were 100,000 shares issued to a director of the Company for net proceeds of $20,000.

7.
EQUITY PRIVATE PLACEMENT: On February 23, 2005, the Company competed a transaction resulting in the issuance of 2,500,000 units (“Units”) of the Company, each Unit consisting of one common share of the Company and one half of one non-transferable Common Share purchase Warrant, at a price of $0.23 per Unit, each whole Warrant entitling the holder to acquire one Common Share at an exercise price of $0.40. The Warrants comprising part of the Units were issued for a term of 4 years and will expire on February 23, 2009. The aggregate consideration in money received by our company from the subscribers for Units was $575,000.

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

U.S. Federal Income Tax Considerations

The following summary describes material United States federal income tax consequences arising from the purchase, ownership and sale of common shares. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, final, temporary and proposed United States Treasury Regulations and revenue rulings and administrative pronouncements of the Internal Revenue Service and court decisions, all as in effect as of the date of this Annual Report and all of which are subject to change, possibly on a retroactive basis. The consequences to any particular shareholder may differ from those described below by reason of that shareholder's particular circumstances. This summary does not address the considerations that may be applicable to any particular shareholder based on such shareholder's particular circumstances (including potential application of the alternative minimum tax), to particular classes of shareholders (including financial institutions, broker-dealers, insurance companies, shareholders who have elected mark-to-market accounting, tax-exempt organizations, shareholders who hold ordinary shares as part of a straddle, "hedge" or "conversion transaction" with other investments, shareholders who own (directly, indirectly or through attribution) 10% or more of our company's outstanding voting shares, shareholders whose functional currency is not the U.S. dollar, persons who are not citizens or residents of the United States, or persons which are foreign corporations, foreign partnerships or foreign estates or trusts as to the United States, or any aspect of state, local or non-United States tax laws and shareholders who acquired their common shares pursuant to the exercise of employee stock options or rights or otherwise as compensation. Additionally, the discussion does not consider the tax treatment of persons who hold common shares through a partnership or other pass-through entity or the possible application of United States federal gift or estate tax. This summary is addressed only to a holder of common shares who is (i) a citizen or resident of the United States who owns less than 10% of our company's outstanding voting shares, (ii) a corporation organized in the United States or under the laws of the United States or any state thereof, (iii) an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of source, or (iv) a trust, if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury Regulations to be treated as a U.S. person (each, a "U.S. Holder"). This summary is for general information purposes only and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase common shares. This summary generally considers only U.S. Holders that will own their common shares as capital assets.

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

While it is not anticipated that our company will pay dividends in the foreseeable future, the gross amount of any distribution from our company received by a U.S. Holder which is treated as a dividend for United States federal income tax purposes (before reduction for any Canadian tax withheld at source) will be included in such U.S. Holder's gross income as ordinary income and generally will not qualify for the dividends received deduction applicable in certain cases to United States corporations. If you are an individual, dividends that we pay you through 2008 will be subject to tax at long-term capital gain rates, provided certain holding period and other requirements are satisfied and provided that in the year such dividends are paid, or the preceding taxable year, we are not a foreign personal holding company, a foreign investment company or a passive foreign investment company. For United States federal income tax purposes, the amount of any dividend paid in Canadian dollars by our company to a U.S. Holder will equal the U.S. dollar value of the amount of the dividend paid in Canadian dollars, at the exchange rate in effect on the date of the distribution, regardless of whether the Canadian dollars are actually converted into United States dollars at that time. Canadian dollars received by a U.S. Holder will have a tax basis equal to the U.S. dollar value thereof determined at the exchange rate on the date of the distribution. Currency exchange gain or loss, if any, recognized by a U.S. Holder on the conversion of Canadian dollars into U.S. dollars will generally be treated as U.S. source ordinary income or loss to such holder. U.S. Holders should consult their own tax advisors concerning the treatment of foreign currency gain or loss, if any, on any Canadian dollars received which are converted into dollars subsequent to distribution.

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

Tax Status of the Company

Personal Holding Companies. A non-U.S. corporation may be classified as a personal holding company for United States federal income tax purposes if both of the following two tests are satisfied: (i) if at any time during the last half of the company's taxable year, five or fewer individuals (without regard to their citizenship or residency) own or are deemed to own (under certain attribution rules) more than 50% of the stock of the corporation by value and (ii) 60% or more of such non-U.S. corporation's gross income derived from U.S. sources or effectively connected with a U.S. trade or business, as specifically adjusted, is from certain passive sources such as dividends and royalty payments. Such a corporation generally is taxed on the amounts of such passive source income, after making adjustments such as deducting dividends paid and income taxes, that are not distributed to shareholders. We believe that our company was not a personal holding company in 2004 and is not currently a personal holding company. However, no assurance can be given that either test will not be satisfied in the future.

Foreign Personal Holding Companies. A non-U.S. corporation will be classified as a foreign personal holding company for United States federal income tax purposes if both of the two following tests are satisfied: (i) five or fewer individuals who are United States citizens or residents own or are deemed to own (under certain attribution rules) more than 50% of all classes of the corporation's stock measured by voting power or value and (ii) the corporation receives at least 60% (50% if previously a foreign personal holding company) of its gross income (regardless of source), as specifically adjusted, from certain passive sources. If such a corporation is classified as a foreign personal holding company, a portion of its "undistributed foreign personal holding company income" (as defined for United States federal income tax purposes) would be imputed to all of its shareholders who are U.S. Holders on the last taxable day of the corporation's taxable year, or, if earlier, the last day on which it is classifiable as a foreign personal holding company. Such income would be taxable as a dividend, even if no cash dividend is actually paid. U.S. Holders who dispose of their shares prior to such date would not be subject to tax under these rules. We believe that our company was not a foreign personal holding company in 2004 and is not currently a foreign personal holding company. However, no assurance can be given that our company will not qualify as a foreign personal holding company in the future.

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

As an alternative to making a QEF election, a U.S. Holder may elect to make a mark-to-market election with respect to the common shares owned by him if such stock qualifies as “marketable stock.” To qualify as “marketable stock,” the stock must be regularly traded on a qualified exchange. Under applicable Treasury regulations, a “qualified exchange” includes a national securities exchange that is registered with the SEC or the national market system established under the Securities Exchange Act of 1934 and certain foreign securities exchanges. Under applicable Treasury Regulations, PFIC stock traded on a qualified exchange is regularly traded on such exchange for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We cannot assure U.S. Holders that our common shares will be treated as regularly traded stock on a qualified exchange. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election. Under such election, a U.S. Holder includes in income each year an amount equal to fair market value of the common shares owned by such U.S. Holder as of the close of the taxable year over the U.S. Holder's adjusted basis in such shares. The U.S. Holder would be entitled to a deduction for the excess, if any, of such U.S. Holder's adjusted basis in his common shares over the fair market value of such shares as of the close of the taxable year; provided however, that such deduction would be limited to the extent of any net mark-to-market gains with respect to the common shares included by the U.S. Holder under the election for prior taxable years. The U.S. Holder's basis in his common shares is adjusted to reflect the amounts included or deducted pursuant to this election. Amounts included in income pursuant to the mark-to-market election, as well as gain on the sale or exchange of the common shares, will be treated as ordinary income. Ordinary loss treatment applies to the deductible portion of any mark-to-market loss, as well as to any loss realized on the actual sale or exchange of the common shares to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included with respect to such common shares.

The mark-to-market election applies to the tax year for which the election is made and all later tax years, unless the common shares cease to be marketable or the IRS consents to the revocation of the election.

We do not believe our company was a passive foreign investment company during 2004. However, there can be no assurance that our company will not be classified as a passive foreign investment company in 2005 or thereafter because the tests for determining passive foreign investment company status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. U.S. Holders who hold common shares during a period when our company is a passive foreign investment company will be subject to the foregoing rules, even if our company ceases to be a passive foreign investment company, subject to certain exceptions for U.S. Holders who made a QEF election. U.S. Holders are urged to consult with their own tax advisors about making a QEF election or mark-to-market election and other aspects of the passive foreign investment company rules.

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

PART II

ITEM 13 - DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There were no material modifications to the rights of our security holders during the fiscal year ended December 31, 2004.

ITEM 15 - CONTROLS AND PROCEDURES

The Company’s management, with the participation of the Company’s Chief Executive Officer and its Chief Financial Officer has evaluated the effectiveness of the Company’s disclosure controls and procedures as of March 22, 2005. Based on that evaluation, the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, concluded that the Company’s disclosure controls and procedures were effective.

The Company's management did not identify any change in the Company's internal control over financial reporting that occurred during the Company's last fiscal year that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that it has at least one audit committee financial expert serving on its audit committee. The Board of Directors has determined that Darroch Robertson is an audit committee financial expert. The Board of directors has determined that Mr. Robertson is independent, as that term is defined under Rule 4200-1(a)(14) of the Nasdaq Stock Market Rules. Mr. Robertson has been an Associate Professor of Business at the Richard Ivey School of Business, The University of Western Ontario, for the past five years. He was the Director of the undergraduate HBA program at the Ivey School. Mr. Robertson was also a director and chair of the audit committee of Stackpole Ltd., a TSX-listed company. Mr. Robertson is also an elected member of council for the Institute of Chartered Accountants of Ontario, where he currently serves on the audit committee and by-laws committee.

ITEM 16B - CODE OF ETHICS

The Company has adopted a Code of Ethics that applies to its principal executive officer, principal financial officer, principal accounting officer, controller and persons performing similar functions. The Code of Ethics is attached as an exhibit to this report. We did not amend, modify or grant any waiver from any provision of our Code of Ethics during the last fiscal year.

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed for each of the last two fiscal years for professional services rendered by our auditors for the audit of our annual financial statements and other services.

FEES OF AUDITORS

Year	Audit Fees(1)	Audit-Related Fees(2)	Tax Fees(3)	Other Fees(4)
2003	$160,000	$66,000	$71,450(5)	$18,750
2004	$243,000	$60,000	$36,000	$9,000

(1)	Audit Fees represent costs associated with the audit of our company’s financial statements including U.S. GAAP and U.S. GAAS.

(2)	Audit-Related Fees represent costs associated with reviews of our company’s quarterly financial press releases and shareholders reports.

(3)	Tax Fees represent costs associated with the preparation of our company’s annual tax filings, tax planning & advice.

(4)	Other fees represent costs associated with the review and recommended accounting treatment related to complicated contracts or arrangements.

(5)	$28,500 of this amount represents a fee that was recovered by the company.

Before the Company’s auditor is engaged by the Company to render audit or non-audit services, the engagement is approved by the Audit Committee. All of the audit and non-audit services provided by the Company’s auditor were approved by the Audit Committee pursuant to the Audit Committee’s pre-approval policy.

ITEM 16D - EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E - PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the last fiscal year, there were no purchases by or on behalf of the Company or any affiliated purchaser of any class of the Company’s equity securities registered under Section 12 of the Exchange Act.

PART III

ITEM 17- FINANCIAL STATEMENTS

Not applicable.

ITEM 18 - FINANCIAL STATEMENTS

See the Index to Consolidated Financial Statements accompanying this report on page F-1.

ITEM 19 - EXHIBITS

Exhibits filed as part of this Annual Report.

1.1	Articles of Arrangement of the Company filed with the Ontario Ministry of Consumer and Business Services on October 31, 2002.(1)

1.2	By-laws of the Company.(2)

2.1	Form of Convertible Secured Note.(6)

2.2	Registration Rights Agreement, dated as of June 16, 2000, between Bid.Com International and Acqua Wellington Value Fund Ltd.(4)

2.3	Form of Warrant issued or issuable upon exercise of Convertible Secured Notes.(6)

4.1	Salary Protection Letter, dated February 12, 1997, between the Company and Jeffrey Lymburner.(3)

4.2	Option Agreement dated February 19, 2001 between Bid.Com International Inc. and Wendell Willick.(5)

4.3	Amendment to Option Agreement dated May 2, 2001 between Bid.Com International Inc. and Wendell Willick.(5)

4.4	Board Support Agreement, dated as of September 7, 2001 between Bid.Com International Inc. and ADB Systemer ASA.(5)

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

4.10
Loan Agreement, dated August 23, 2002, and Loan Agreement Amending Agreement entered into as of August 30, 2002 among The Brick Warehouse Corporation, ADB Systems International Inc. and ADB Systems International Ltd.(6)

4.11	Form of Supply Services and Licensing Agreement, dated August 23, 2002, among The Brick Warehouse Corporation, ADB Systems International Inc., and ADB Systems International Ltd.(6)

4.12	Form of General Security Agreement, dated as of April 30, 2002, between ADB Systems International Inc. and each of Stonestreet Limited Partnership and Greenwich Growth Fund Ltd.(6)

4.13	Form of Subscription Agreement, dated August 30, 2002, between ADB Systems International Inc. and Stonestreet Limited Partnership.(6)

4.14	Form of Subscription Agreement, dated August 30, 2002, between ADB Systems International Inc. and Greenwich Growth Fund Ltd.(6)

4.15	Co-operation Agreement made as of August 23, 2002 between ADB Systems International Inc., ADB Systems International Ltd. and The Brick Warehouse Corporation.(6)

4.16	Agency Agreement dated June 15, 2004 between ADB Systems International Ltd. and First Associates Investments Inc.(7)

4.17	General Security Agreement dated as of May 19, 2004 between ADB Systems International Ltd. and Stonestreet Limited Partnership.(7)

4.18	Form of Subscription Agreement between ADB Systems International Ltd. and First Associates Investments Inc.(7)

4.19	Subscription Agreement dated May 19, 2004 between ADB Systems International Ltd. and Stonestreet Limited Partnership.(7)

4.20	Form of Subscription Agreement for Equity Private Placements.*

8.1	List of Subsidiaries.*

10.1	Certification pursuant to 18 U.S.C. Section 1350.*

11.1	Code of Ethics of ADB Systems International Ltd.(7)

*	Filed herewith

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

(4)	Incorporated by reference from the Exhibits to the Company’s Annual Report on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on May 23, 2001.

(5)	Incorporated by reference from the Exhibits to the Company’s Annual Report on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on May 17, 2002.

(6)	Incorporated by reference from Exhibits to the Company’s Annual Report on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on May 20, 2003.

(7)	Incorporated by reference from Exhibits to the Company’s Annual Report on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on June 30, 2004.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ADB SYSTEMS INTERNATIONAL INC.

	By:	/s/ Jeffrey Lymburner
		Name:	Jeffrey Lymburner
		Title:	Chief Executive Officer

Dated: June 24, 2005	By:	/s/ Michael Robb
		Name:	Michael Robb
		Title:	Chief Financial Officer and Corporate Secretary

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

b) not applicable;

c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5. The company’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Dated: June 24, 2005	/s/ Jeffrey Lymburner
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

b) not applicable;

c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5. The company’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Dated: June 24, 2005	/s/ Michael Robb
Michael Robb
Chief Financial Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements for the years ended December 31, 2004, 2003, 2002

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

Report of Independent Registered Chartered Accountants
To the Shareholders of ADB Systems International Ltd.

We have audited the consolidated balance sheets of ADB Systems International Ltd. as at December 31, 2004 and 2003, and the consolidated statements of operations, deficit and cash flows for each of the years in the three year period ended December 31, 2004.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion.

ADB Systems International Ltd. F-1

Independent Registered Chartered Accountants
Toronto, Ontario, Canada
March 6, 2005

Comments by Independent Registered Chartered Accountants on Canada - United States Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 2 to the financial statements.  Although we conducted our audits in accordance with Canadian generally accepted auditing standards and the Standards of the Public Company Accounting Oversight Board (United States), our report to the Shareholders dated March 6, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

Independent Registered Chartered Accountants
Toronto, Ontario, Canada
March 6, 2005

ADB Systems International Ltd. F-2

Consolidated Balance Sheets
December 31, 2004 and 2003
(in thousands of Canadian dollars)

	2004	2003
ASSETS
CURRENT
Cash	$440	$432
Marketable securities	13	13
Accounts receivable	1,535	1,384
Deposits and prepaid expenses	208	118
	2,196	1,947
CAPITAL ASSETS (Note 4)	142	266
ACQUIRED SOFTWARE (Note 20)	-	846
DEFERRED CHARGES (NET) (Note 5)	155	-
ACQUIRED AGREEMENTS (Note 21)	-	150
TRADEMARKS AND INTELLECTUAL PROPERTY (NET)	-	2
	$2,493	$3,211
LIABILITIES
CURRENT
Accounts payable	$870	$700
Accrued liabilities	810	670
Deferred revenue	135	91
	1,815	1,461
SECURED SUBORDINATED NOTES (Note 6)	1,684	721
	3,499	2,182
NON-CONTROLLING INTEREST	3	3
COMMITMENTS AND CONTINGENCIES (Notes 2 and 14)
SHAREHOLDERS’ DEFICIENCY
Share capital (Note 8)	100,052	97,674
Contributed surplus (Note 9)	1,282	1,289
Warrants (Note 10)	405	324
Stock options (Note 11)	936	898
Other options (Note 12)	78	-
Conversion feature on secured subordinated notes (Note 6)	992	497
Cumulative translation account	112	106
Deficit	(104,866)	(99,762)
	(1,009)	1,026
	$2,493	$3,211

On behalf of the Board:

Director	Director

See notes to consolidated financial statements.

ADB Systems International Ltd. F-3

Consolidated Statements of Operations
Years ended December 31, 2004, 2003 and 2002
(in thousands ofCanadian dollars, except per share amounts)

	2004	2003	2002
Revenue	$4,930	$5,853	$5,780

General and administrative	4,365	4,648	6,288
Sales and marketing	749	1,098	1,875
Software development and technology	3,257	2,817	4,101
	8,371	8,563	12,264
Loss before employee stock options, depreciation and amortization, interest expense and interest income	(3,441)	(2,710)	(6,484)
Employee stock options (Note 11)	39	193	—
Depreciation and amortization	1,190	1,901	2,602
Interest expense	439	289	200
Interest income	(6)	(9)	(45)
	1,662	2,374	2,757
Loss before the undernoted	(5,103)	(5,084)	(9,241)

Realized gain on settlement of demand loan (Note 19)	—	2,195	—
Realized gains and losses on disposal of marketable securities, strategic investments and capital assets (Note 17)	(1)	7	(85)
Unrealized gains and losses on revaluation of strategic investments (Note 18)	—	—	(24)
Goodwill impairment (Note 22)	—	—	(14)
Retail activities (Note 16)	—	67	—
	(1)	2,269	(123)

NET LOSS FOR THE YEAR	$(5,104)	$(2,815)	$(9,364)
LOSS PER SHARE (Note 8(d))	$(0.08)	$(0.05)	$(0.22)

See notes to consolidated financial statements.

ADB Systems International Ltd. F-4

Consolidated Statements of Deficit
Years ended December 31, 2004, 2003 and 2002
(in thousands of Canadian dollars)

	2004	2003	2002
DEFICIT, BEGINNING OF YEAR	$(99,762)	$(96,947)	$(87,583)
NET LOSS FOR THE YEAR	(5,104)	(2,815)	(9,364)
DEFICIT, END OF YEAR	$(104,866)	$(99,762)	$(96,947)

See notes to consolidated financial statements.

ADB Systems International Ltd. F-5

Consolidated Statements of Cash Flows
Years ended December 31, 2004, 2003 and 2002
(in thousands of Canadian Dollars)

	2004	2003	2002

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES

OPERATING
Net loss for the year	$(5, 104)	$(2,815)	$(9,364)
Items not affecting cash
Depreciation and amortization	1,190	1,901	2,602
Non cash customer acquisition costs	—	38	—
Non cash interest expense	266	239	108
Employee stock options	39	193	—
Stock compensation to third parties	—	—	25
Realized gain on settlement of demand loan (Note 19)	—	(2,195)	—
Realized gains and losses on disposal of marketable securities, strategic investments, and capital assets (Note 17)	1	(7)	85
Unrealized gains and losses on revaluation of strategic investments (Note 18)	—	—	24
Goodwill impairment (Note 22)	—	—	14
Changes in non cash operating working capital (Note 15)	322	(728)	61
	(3,286)	(3,374)	(6,445)
INVESTING
Capital assets	(40)	(45)	(43)
Capitalized software, trademarks and intellectual property	—	—	(7)
Marketable securities	—	8	1,556
Proceeds from disposal of capital assets	—	34	167
Proceeds from disposal of joint venture and strategic investments (Note 17 (a))	—	20	126
Purchase of non-controlling interest	—	—	(14)
	(40)	17	1,785

FINANCING
Issuance of common shares for cash (Note 8 (b))	903	1,458	1,506
Repayment of capital lease	—	—	(42)
Secured subordinated notes (Note 6)	2,598	994	1,000
Deferred charges (Note 5)	(167)	—	(1,024)
Demand loan (Note 19)	—	—	2,000
	3,334	2,452	3,440

NET CASH INFLOW (OUTFLOW) DURING THE YEAR	8	(905)	(1,220)
CASH, BEGINNING OF YEAR	432	1,337	2,557
CASH, END OF YEAR	$440	$432	$1,337

SUPPLEMENTAL DISCLOSURE OF CASH PAYMENTS
Interest paid	$60	$48	$24
Income taxes	$—	$—	$—

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES – See Note 15

See notes to consolidated financial statements.

ADB Systems International Ltd. F-6

Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
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

ADB was created on August 30, 2002.  Upon implementation of a special resolution of the shareholders of the Company and shareholders of ADB Systems International Inc. (“Old ADB”, formerly Bid.Com International Inc. (“Bid.Com”)), pursuant to Section 182 of the Business Corporations Act (Ontario), the shareholders of Old ADB exchanged their shares for shares of the Company on a one-for-one basis on October 22, 2002.  All assets and liabilities of Old ADB, other than those related to retail activities (Note 16) were transferred to the Company on that date in the form of a return of capital.  ADB conducted no activities prior to October 22, 2002.  Old ADB subsequently changed its name to Bid.Com International Ltd. (“Bid.Com Ltd.”).

These consolidated financial statements reflect the financial position of the Company as at December 31, 2004 and 2003, and results of its operations and its cash flows subsequent to October 22, 2002, and results of operations and of cash flows of Old ADB for the 2002 period prior to October 22, 2002 based upon continuity of interests accounting as no substantive change of ownership occurred.

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

2.              CONTINUATION OF THE BUSINESS

While the accompanying consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, certain adverse conditions and events cast substantial doubt upon the validity of this assumption. The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations.  The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2004.  Management’s 2005 business plan includes a significant increase in revenue and operating cash flow primarily from major new contracts in Norway, the UK and North America.  Management believes that it has the ability to raise additional financing if required.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

These financial statements do not include adjustments or disclosures that may result from the Company’s inability to continue as a going concern.  If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported net losses and the balance sheet classifications used.

Management believes that continued existence beyond 2004 is dependent on its ability to increase revenue from existing products, and to expand the scope of its product offering which entails a combination of internally developed software and partnerships with third parties.

ADB Systems International Ltd. F-7

Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(in Canadian dollars)

3.              SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which are substantially the same as generally accepted accounting principles in the United States (U.S. GAAP), except as disclosed in Note 24.  The accompanying consolidated financial statements are prepared using accounting principles applicable to a going concern, which assumes that the Company will continue in operation for a reasonable period of time and will be able to realize its assets and discharge its liabilities in the normal course of operations (see Note 2).

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and subsidiaries over which it exercises control.  Business acquisitions are accounted for under the purchase method and operating results are included in the consolidated financial statements as of the date of the acquisition of control.  All material inter-company transactions have been eliminated.

INVESTMENT IN ASSOCIATED COMPANY

The investment in Bid.Com Ltd. was accounted for under the equity method (see Note 23).  This method was considered appropriate based upon management’s inability to determine the strategic operating policies of the associated company without the cooperation of others, its inability to obtain future economic benefits from the associated company, and its lack of exposure to the related risks of ownership.  U.S. GAAP required consolidation of the investment in associated company.  The impact of this difference in U.S. GAAP from Canadian GAAP is disclosed in these financial statements in Note 24 — Reconciliation of United States GAAP.

MARKETABLE SECURITIES

Marketable securities are comprised of interest-bearing certificates carried at cost plus accrued interest which approximate market value.

CAPITAL ASSETS AND AMORTIZATION

Capital assets are carried at cost less accumulated amortization.  Amortization is calculated on a straight-line basis in amounts sufficient to amortize the cost of capital assets over their estimated useful lives as follows:

Computer hardware	3 years
Computer software	1 year or life of the license
Furniture and fixtures	5 years
Leasehold improvements	life of the lease

SOFTWARE DEVELOPMENT COSTS

The cost of software internally developed for client applications through e-commerce enabling agreements and software licensing is expensed as incurred.

ACQUIRED SOFTWARE

The cost of core software acquired as a result of the acquisition of ADB Systemer ASA was capitalized and amortized over three years, the estimated useful life of the software.

ACQUIRED AGREEMENTS

Acquired agreements were capitalized based on the estimated fair value of common share purchase warrants issued in exchange for entering into certain agreements and are amortized over the initial term of the agreements.  The fair value of these warrants is calculated based on the Cox-Rubinstein binomial valuation model.

ADB Systems International Ltd. F-8

Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(in Canadian dollars)

TRADEMARKS AND INTELLECTUAL PROPERTY

Trademarks and intellectual property are recorded at cost and amortized on a straight-line basis over two years.  Trademarks and intellectual property acquired as a result of the acquisition of ADB Systemer ASA, and directly attributable to core software products, were capitalized and have been amortized over three years, the estimated useful life of the related software.

GOODWILL

In 2001, the Company adopted the provisions of the Canadian Institute of Chartered Accountants (“CICA”) Handbook sections 1581 and 3062, whereby the purchase price of an acquired business is allocated to all assets and liabilities, including identifiable intangible assets, based on their fair values.  Any purchase price in excess of those fair values is recorded as goodwill.  Goodwill must be tested annually for impairment on a fair value basis, and where the carrying value exceeds fair value, a goodwill impairment loss must be recorded.  This accounting policy became effective January 1, 2002 with a transition provision beginning July 1, 2001.  Management assessed the carrying value of the goodwill arising from the acquisition of ADB Systemer, and determined that a permanent decline had occurred in the fair value of goodwill at December 31, 2002 based on estimated future cash flows from the business acquired.

TRANSLATION OF FOREIGN CURRENCIES

The accompanying consolidated financial statements are prepared in Canadian dollars.  The Company’s foreign subsidiaries in the United States, Ireland and the United Kingdom are classified as fully integrated with the functional currency being the Canadian dollar.  The Company uses the temporal method of foreign currency translation for these operations.  Monetary assets and liabilities are translated at the exchange rates in effect on the balance sheet date.  Non-monetary assets are translated at historic exchange rates.  Revenue and expense amounts are translated using the average exchange rate for the year except amortization of capital assets which is translated at historic exchange rates.  Gains and losses from foreign exchange translations are included in the statement of operations.

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

ADB Systems International Ltd. F-9

Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(in Canadian dollars)

REVENUE RECOGNITION

The Company’s revenues are derived from software license fees, implementation, training and consulting services, product maintenance and customer support, and software development, and hosting fees. Fees for services are billed separately from licenses of the Company’s product.  The Company recognizes revenue in accordance with Canadian GAAP, which in the Company’s circumstances, are not materially different from the amounts that would be determined under provisions of the American Institute of Certified Public Accountants Statements of Position (SOP) No. 97-2, “ Software Revenue Recognition”, and as amended by Statement of Position 98-9, “Modification of SOP 97-2, Software revenue Recognition, With Respect to Certain Transactions”. The Company also considers the provisions of CICA EIC 141, which is analogous to Staff Accounting Bulletin (SAB) 104, “Revenue Recognition in Financial Statements”, and CICA EIC 142, which is analogous to the Emerging Issues Task Force consensus on EITF 00-21, “Accounting for Revenue Arrangements with Multiple Elements,” in determining the appropriate revenue recognition methodology.

SOFTWARE LICENSE REVENUE

The Company recognizes software license revenue in accordance with the terms of the license agreement and when the following criteria as set out in SOP No. 97-2 are met:

•      persuasive evidence of an arrangement exists,

•      delivery has occurred,

•      the fee is fixed or determinable, and

•      collectibility is probable.

Software license revenue consists of fixed license fee agreements involving perpetual licenses.

Software license agreements may be part of multiple element arrangements that include consulting and implementation services.  When these services are considered essential to the functionality of the license, the associated revenue is recognized on the basis of the percentage of completion method as specified by contract accounting principles.  When these services are not considered essential to the functionality of the license, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence (“VSOE”) of the fair value of each element.  VSOE used in determining the fair value of license revenues is based on the price charged by the Company when the same element is sold in similar quantities to a customer of a similar size and nature.  VSOE used in determining fair value for installation, implementation and training based on the standard daily rates for the type of service being provided multiplied by the estimated time to complete each task.  VSOE used in determining the fair value of maintenance and support is based on the annual renewal rates.  The revenue allocable to the software license is recognized when the revenue criteria are met.  The revenue allocable to the consulting services is recognized as the services are performed.

IMPLEMENTATION, TRAINING & CONSULTING SERVICE FEES

The Company receives revenue from implementation of its product offerings, consulting services and training services. Customers are charged a fee based on time and expenses. Revenue from implementation, consulting service and training fees is recognized as the services are performed or deferred until contractually defined milestones are achieved or until customer acceptance has occurred, as the case may be, for such contracts.

PRODUCT MAINTENANCE & CUSTOMER SUPPORT FEES

The Company receives revenue from maintaining its products and the provision of on-going support services to customers. The maintenance and support fees are typically equal to a specified percentage of the customers’ license fee. If associated with the fixed fee license model, the maintenance revenues received are recorded as deferred revenue and recognized on a straight-line basis over the contract period.

Services revenue from maintenance and support is recognized when the services are performed.  Maintenance and support revenues paid in advance are non-refundable and are recognized on a straight-line basis over the term of the agreement, which typically is 12 months.

SOFTWARE DEVELOPMENT FEES

Typically, development of software for our customers is provided based on a predetermined fixed rate basis.  Revenue is recognized as time is incurred throughout the development process.

ADB Systems International Ltd. F-10

Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(in Canadian dollars)

HOSTING FEES

The Company earns revenue from the hosting of customer websites.  Under our existing hosting contracts, we charge customers a recurring periodic flat fee.  The fees are recognized as the hosting services are provided.

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

DEFERRED CHARGES

Deferred charges are comprised of expenditures incurred in the issuance of secured subordinated notes.  The deferred charges are amortized over the term of the underlying notes on a straight-line basis.  In accordance with Canadian GAAP, conversion of the underlying notes results in the allocation of the associated unamortized deferred charge to shareholders’ equity.  Under U.S. GAAP, note conversion results in the expensing of the associated unamortized deferred charge.  The impact of this difference in Canadian GAAP from U.S. GAAP is disclosed in these notes to the financial statements under Reconciliation of United States GAAP (Note 24).

The 2003 opening balance of deferred charges consisted of expenditures incurred in obtaining a demand loan.  This balance was completely amortized in 2003.

SECURED SUBORDINATED NOTES

Financial instruments that contain both a liability and an equity element are required to have the instrument’s component parts classified separately under Canadian GAAP.  The Company uses the Cox-Rubinstein binomial valuation model to determine the fair value of the conversion feature at the issue dates of convertible secured subordinated notes and discloses the liability and equity components separately on its balance sheet.  U. S. GAAP does not permit separate disclosure of different elements of a financial instrument in the financial statements.  The impact of this difference in U. S. GAAP from Canadian GAAP is disclosed in the notes to these financial statements under Reconciliation of United States GAAP (Note 24).

STOCK-BASED COMPENSATION

The Canadian Institute of Chartered Accountants issued Handbook section 3870, “Stock-based Compensation and Other Stock-based Payments,” effective January 1, 2002.  During the fourth quarter of fiscal 2003, the Company elected to adopt the fair value method for stock-based compensation on a prospective basis.  As a result, the annual financial statements reflect the cost of stock-based compensation to employees effective January 1, 2003.  The impact of this standard is disclosed in Note 11 to the financial statements.  The impact of Statement of Financial Accounting Standards (SFAS) 123, “Accounting for Stock-Based Compensation,” is disclosed in the notes to these financial statements under Reconciliation of U.S. GAAP (Note 24).

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

ADB Systems International Ltd. F-11

Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(in Canadian dollars)

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

USE OF SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods.  Estimates are used when determining items such as the allowance for doubtful accounts, the fair value assigned to the debt and equity components of the secured subordinated notes and the expected requirements for non-operational funding in 2005.  Actual results could differ from those estimates.

4.     CAPITAL ASSETS

	2004			2003
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
	(in thousands)
Computer hardware	$2,601	$2,547	$54	$2,588	$2,428	$160
Computer software	28	28	—	28	—	28
Furniture and fixtures	405	343	62	411	333	78
Leasehold improvements	27	1	26	151	151	—
	$3,061	$2,919	$142	$3,178	$2,912	$266

During 2004, the Company recorded capital asset amortization in the amount of $160,000 (2003 - $162,000)

5.     DEFERRED CHARGES

During 2004, financing costs in the amount of $15,000, $162,000 and $23,000 associated with the liability component of the Series F, Series G and Series H notes, respectively were recorded as deferred charges.  The financing costs for the Series G notes include $33,000 representing the allocation of the fair value of compensation options issued in conjunction with these notes (See Note 6 (b)).  The deferred charges are being amortized on a straight-line basis over the term of the underlying debt.

During the year ended December 31, 2004, conversion of the Series F notes resulted in the allocation of $13,000 in unamortized deferred charges to contributed surplus.  For 2004, amortization of deferred charges in the amount of $32,000 (2003 - $513,000) was recorded and included in depreciation and amortization expense.

The following table summarizes the transactions within deferred charges.

	2004	2003
	(in thousands)
Opening balance	$—	$513
Series F financing costs	15	—
Series G financing costs	162	—
Series H financing costs	23	—
Amortization	(32)	(513)
Allocation to contributed surplus	(13)	—
Closing balance	$155	$—

ADB Systems International Ltd. F-12

Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(in Canadian dollars)

6.     SECURED SUBORDINATED NOTES

a) During the year ended December 31, 2004, the Company issued Series F secured subordinated notes with a face value of $500,000.  The Series F notes have an annual rate of interest of 7 percent paid quarterly in arrears, mature May 19, 2007 and are convertible into equity units at a price of $0.31 per unit.  Each equity unit consists of one common share and one half of a share-purchase warrant with an exercise price of $0.50.  The share-purchase warrants expire on May 19, 2007.  The Series F secured subordinated notes will automatically convert into units when the share price of the Company closes above $0.70 for five consecutive trading days during the term.  Holders may convert the notes into units at anytime following a four-month hold period.  If the holder does not convert and no automatic conversion takes place, the Company must repay the principal amount in cash.  The Series F notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

As required by Canadian GAAP, the Company has separated the liability and equity components of the Series F secured subordinated notes.  The Company has determined the fair value of the liability component of the Series F notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing.  The Company has determined the fair value of the conversion feature at the issue date of the Series F notes using the Cox-Rubinstein binomial valuation model.  The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $286,000, $159,000 and $55,000, respectively.  The liability component will be accreted to $500,000 over the term of the Series F notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.

Financing costs in the amount of $26,000 were incurred in the issuance of the Series F notes.  Financing costs of $15,000 attributed to the liability component of the notes were allocated to deferred charges (See Note 5).  Financing costs of $11,000 attributed to the equity portions of the notes were recorded as a reduction to shareholders’ equity.

During the year, all of the Series F notes were converted into equity units.  (See table below.)

b) During the year ended December 31, 2004, the Company issued Series G secured subordinated notes with a face value of $1,710,000.  The Series G notes were issued to private investors including an amount totaling $170,000 issued to directors of the Company. The Series G notes mature June 15, 2007, have an annual rate of interest of 7 percent payable upon the earlier of maturity and conversion and are convertible into equity units at a price of $0.31 per unit.  Each equity unit consists of one common share and one half of a share-purchase warrant with an exercise price of $0.50.  The share-purchase warrants expire on June 15, 2008.  The Series G secured subordinated notes will automatically convert into units when the volume-weighted average share price of the Company closes above $0.70 for 20 consecutive trading days during the term.  Holders may convert the notes into units at anytime following a four-month hold period.  If the holder does not convert and no automatic conversion takes place, the Company must repay the principal amount in cash. The Series G notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

As required by Canadian GAAP, the Company has separated the liability and equity components of the Series G secured subordinated notes.  The Company has determined the fair value of the liability component of the Series G notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing.  The Company has determined the fair value of the conversion feature at the issue date of the Series G notes using the Cox-Rubinstein binomial valuation model.  The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $959,000, $539,000 and $212,000, respectively.  The liability component will be accreted to $1,710,000 over the term of the Series G notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.

ADB Systems International Ltd. F-13

Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(in Canadian dollars)

Financing costs in the amount of $230,000 were incurred in the issuance of the Series G notes.  Financing costs of $129,000 attributed to the liability component of the notes were allocated to deferred charges (See Note 5).  Financing costs of $101,000 attributed to the equity portions of the notes were recorded as a reduction to shareholders’ equity.

In addition to the financing costs described above, the Company issued to First Associates Investment Inc. (“First Associates”) an option to purchase up to 485,000 equity units at a purchase price of $0.31 per unit.  The option expires on June 15, 2006.  Each equity unit consists of one common share and one half of a share-purchase warrant with an exercise price of $0.50.  The share-purchase warrants expire on June 15, 2008.  Using the Cox-Rubinstein binomial valuation model, the Company has determined the fair value of these equity units to be $59,000.  The portion of the fair value of these options, in the amount of $33,000, attributable to the liability component of the notes was allocated to deferred charges.  The remaining portion, in the amount of $26,000, attributable to the equity components of the notes was recorded as a reduction to shareholders’ equity.

Subsequent to the issuance of the Series G notes, the interest rate payable on the notes was retroactively increased to 11 percent.  The increase in the interest rate was a condition of the issuance of the Series H notes (See c) below).

c) During the year ended December 31, 2004, the Company issued Series H secured subordinated notes with a face value of $520,000.  The Series H notes were issued to private investors including an amount totaling $270,000 issued to directors of the Company.  The Series H notes mature October 21, 2007, have an annual rate of interest of 11 percent payable upon the earlier of maturity and conversion and are convertible into equity units at a price of $0.20 per unit.  Each equity unit consists of one common share and one half of a share-purchase warrant with an exercise price of $0.40.  The share-purchase warrants expire on October 21, 2008.  The Series H secured subordinated notes will automatically convert into units when the share price of the Company closes at or above $0.45 for 10 consecutive trading days during the term.  Holders may convert the notes into units at anytime following a four-month hold period.  If the holder does not convert and no automatic conversion takes place, the Company must repay the principal amount in cash.  In order to obtain the required approvals to issue the Series H notes, the Company retroactively increased the interest rate on the Series G notes from an annual rate of 7 percent to an annual rate of 11 percent. The Series H notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

As required by Canadian GAAP, the Company has separated the liability and equity components of the Series H secured subordinated notes.  The Company has determined the fair value of the liability component of the Series H notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing.  The Company has determined the fair value of the conversion feature at the issue date of the Series H notes using the Cox-Rubinstein binomial valuation model.  The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $282,000, $184,000 and $54,000, respectively.  The liability component will be accreted to $520,000 over the term of the Series H notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.

Financing costs in the amount of $43,000 were incurred in the issuance of the Series H notes.  Included in the financing costs was the incremental interest expense associated with the retroactive increase of the interest rate on the Series G notes.  Financing costs of $23,000 attributed to the liability component of the notes were allocated to deferred charges (See Note 5).  Financing costs of $20,000 attributed to the equity portions of the notes were recorded as a reduction to shareholders’ equity.

ADB Systems International Ltd. F-14

Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(in Canadian dollars)

d) During the year ended December 31, 2003, the Company issued Series E secured subordinated notes with a face value of $1.0 million for net proceeds of $994,000.  The Series E notes have an annual rate of interest of 11percent that is paid quarterly in arrears, mature August 19, 2006 and are convertible into equity units at a price of $0.35 per unit.  Each equity unit consists of one common share and one half of a share-purchase warrant with an exercise price of $0.50.  The Series E secured subordinated notes will automatically convert into units when the share price of the Company closes above $0.70 for five consecutive trading days during the term.  Note holders may convert into units at anytime following a four-month hold period.  If the holder does not convert and no automatic conversion takes place, the Company must repay the principal amount to the holders of the Series E secured subordinated notes in cash.  As part of this private placement, the Company issued 30,000 common share-purchase warrants to an associate of Stonestreet Limited Partnership (“Stonestreet”) in consideration for professional fees.  Each such warrant entitles the holder to purchase one common share of the Company for $0.50 at any time up to and including August 18, 2006. The Series E notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

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

ADB Systems International Ltd. F-15

Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(in Canadian dollars)

e) The following summarizes the nominal and fair values of the liability and equity components of the Series A through H secured subordinated notes.

Secured subordinated notes

	2004		2003
	Nominal Value	Fair Value	Nominal Value	Fair Value
	(in thousands)

Opening balance	$1,115	$721	$205	$34
Issuance of notes:
Series E	—	—	1,000	596
Series F	500	286	—	—
Series G	1,710	959	—	—
Series H	520	282	—	—
Non-cash interest	—	266	—	112
Conversion of notes
Series D	(115)	(96)	(90)	(21)
Series E	(625)	(428)	—	—
Series F	(500)	(306)	—	—
Closing balance	$2,605	$1,684	$1,115	$721

Conversion features on secured subordinated notes including conversion of attached warrants

	2004		2003
	Common Shares	Fair Value	Common Shares	Fair Value
	(in thousands)

Opening balance	5,723	$497	2,562	$175
Issuance of notes
Series E	—	—	4,286	398
Series F	2,419	203	—	—
Series G	8,274	624	—	—
Series H	3,900	218	—	—
Conversion of notes
Series D	(1,437)	(99)	(1,125)	(76)
Series E	(2,679)	(248)
Series F	(2,419)	(203)
Closing balance	13,781	$992	5,723	$497

ADB Systems International Ltd. F-16

Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(in Canadian dollars)

7.     INCOME TAXES

The Company adopted accounting for income taxes under the liability method.  Under the liability method, a future tax asset is recorded based upon tax losses carried forward and differences in tax and accounting values in the Company’s assets and liabilities.  The tax asset is reduced by a valuation allowance to the extent that it is more likely than not that the asset would not be realized.  The valuation allowance will be reviewed and adjusted as appropriate for each reporting period.  At December 31, 2004 and 2003, the Company established the valuation allowance at 100 percent of the future tax asset.

	2004	2003
	(in thousands)
FUTURE TAX ASSET
Tax losses carried forward	$5,618	$3,229
Difference in tax and accounting valuations for capital assets and investments	207	55
	5,825	3,284
Valuation allowance	(5,825)	(3,284)
Future tax asset	$—	$—

PROVISION FOR INCOME TAXES
Income taxes at statutory rate	$(1,388)	$(467)
Adjustments to loss	2,195	(316)
Net reduction in tax rates	—	(896)
(Increase) reduction to valuation allowance on future tax asset	(2,541)	1,212
Tax losses carried forward	1,412	226
Difference in tax and accounting valuations for capital assets and investments	152	360
Permanent differences for tax and accounting income	170	(119)
Provision for income taxes	$—	$—

The $2.195 million adjustment to loss represents the difference between estimated 2003 loss carry-forwards and actual 2003 loss carry-forwards.  The $316,000 adjustment to loss represents the difference between estimated 2002 loss carry-forwards and actual 2002 loss carry-forwards.

Tax loss carry-forwards at December 31, 2004 expire as follows:

(in thousands)

2009	$1,659
2010	8,418
2011	981
2012	—
2013	—
2014	3,569
Tax loss carry-forwards that do not expire (a)	6,242
$20,869

(a)   Under Irish local tax laws, tax loss carry-forwards do not expire.

ADB Systems International Ltd. F-17

Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(in Canadian dollars)

8.     SHARE CAPITAL

a)            AUTHORIZED

Unlimited number of common shares

Unlimited number of preference shares – issuable in series

b)            COMMON SHARES

	2004		2003
	Number	Amount	Number	Amount
	(in thousands of shares and dollars)

Opening balance	59,423	$97,674	50,140	$95,633

Shares issued pursuant to:
Private placement	5,000	930	5,181	1,254
Conversion of debentures	4,357	1,227	750	72
Exercise of warrants	920	195	3,313	703
Exercise of options	72	26	39	12
Re-issuance of treasury shares	98	—	—	—
Closing balance	69,870	$100,052	59,423	$97,674

During 2004, the issuance of common shares generated cash proceeds of $903,000 (2003 - $1.458 million) as follows: $749,000 (2003 - $982,000) from private placement issuances, $129,000 (2003 – $464,000) from the exercise of warrants and $25,000 (2003 - $12,000) from the exercise of options.

An unclaimed certificate for 98,000 common shares previously issued from treasury in the 2001 acquisition of ADB Systemer ASA, and not included in the number of shares outstanding, was reissued during 2004.

The conversion of the remaining secured subordinated notes would result in the issuance of Nil (2003 – 958,000) common shares for Series A, B and D notes, 1,071,000 (2003 – 2,857,000) common shares for Series E notes, 5,516,000 common shares for Series G notes and 2,600,000 common shares for Series H notes.

c)            PRIVATE COMMON SHARE PLACEMENT

On December 6, 2004, the Company completed a transaction resulting in the issuance of 5,000,000 shares at a price of $0.20 per share and 5,000,000 common share-purchase warrants exercisable into one common share at a price of $0.35 for gross proceeds of $1,000,000.  The warrants expire on December 6, 2008.  Gross proceeds were comprised of $800,000 in cash and $200,000 in legal services.  The $200,000 was applied, in part, to outstanding payables and the remainder was recorded as a prepaid retainer for legal services.  Issuance costs in the amount of $70,000 were incurred, including $19,000 representing the fair value of 150,000 compensation options issued to First Associates.  The compensation options are exercisable into 150,000 equity units at a price of $0.20 per unit.  Each equity unit consists of one common share and one common share-purchase warrant with an exercise price of $0.35 and an expiry date of December 6, 2008.  The compensation options expire on December 6, 2006.  Included in this private placement were 100,000 shares issued to a director of the Corporation for gross proceeds of $20,000.

ADB Systems International Ltd. F-18

Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(in Canadian dollars)

On June 26, 2003, the Company completed a transaction resulting in the issuance of 4,879,000 common shares at a price of $0.24 and 2,733,000 common share-purchase warrants exercisable into one common share at $0.40 for net proceeds of $1.148 million.  The warrants expire on June 26, 2005.  This private placement included the issuance of 693,000 common shares and 347,000 common share-purchase warrants in settlement of an account payable in the amount of $166,000.  Included in this private placement were 2,146,000 shares issued to a director and officer of the Company for total net proceeds of $505,000.

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

d)            The following table sets forth the computation of basic and diluted loss per share.

	2004	2003	2002
	(in thousands, except per share amounts)
Numerator:
Net Loss (numerator for basic loss per share applicable to common shares)	$(5,104)	$(2,815)	$(9,364)

Denominator:
Weighted average shares (denominator for basic loss per share)	61,938	54,324	41,968

Basic loss per share	$(0.08)	$(0.05)	$(0.22)

For each fiscal year, the Company excluded the effect of all convertible debt, stock options and share-purchase warrants, as their impact would have been anti-dilutive.

9.     CONTRIBUTED SURPLUS

During the year ended December 31, 2004, recorded value of $6,000 (2003 - $1,289,000) related to expired warrants was allocated from warrants to contributed surplus.

During the year ended December 31, 2004, conversion of the Series F secured subordinated notes resulted in the reduction of contributed surplus by $13,000 due to the allocation of unamortized deferred charges.  (See Note 5.)

ADB Systems International Ltd. F-19

Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(in Canadian dollars)

10.  WARRANTS

a)    A summary of changes in the warrants issued and vested for the two years ended December 31, 2004 is as follows:

	2004		2003
	Number	Amount	Number	Amount
	(in thousands)
Opening balance	5,338	$324	6,121	$1,599
Issued to key customer (Note 10 (c))	—	—	—	226
Issued in private equity placement (Note 8 (c))	5,000	—	2,733	—
Issued upon conversion of debt (Note 10 (b))	2,178	153	375	27
Issued in lieu of fees	—	—	30	—
Cancelled	(84)	(6)	(608)	(1,289)
Exercised	(920)	(66)	(3,313)	(239)
Closing balance	11,512	$405	5,338	$324

The conversion of the remaining secured subordinated notes would result in the issuance of Nil (2003 – 479,000) common share-purchase warrants for Series A, B and D notes, 536,000 (2003 – 1,429,000) common share-purchase warrants for Series E notes, 2,758,000 common share-purchase warrants for Series G notes and 1,300,000 common share-purchase warrants for Series H notes.

b)    CONVERTIBLE SECURED SUBORDINATED DEBENTURES

During the year, the Company issued a total of 2,178,000 share-purchase warrants as follows: 479,000 with an exercise price of $0.14 per share and 1,699,000 with an exercise price of $0.50 per share (2003 – 375,000 with an exercise price of $0.14 per share) as the result of the conversion of secured subordinated notes.

During the year, 84,000 share-purchase warrants, that arose from of the conversion of Series D secured subordinated notes, expired and as a result were cancelled.

c)    STRATEGIC MARKETING AGREEMENT

On December 13, 2002, the Company issued 2 million warrants convertible into common shares of the Company to a customer at an exercise price of $0.45 per warrant.  The warrants expired on January 5, 2005.  Warrants that have vested are to be automatically exercised when the share price of the Company closes at or above $1.02 for three consecutive trading days.  The vesting of warrants is based on achieving a number of performance objectives associated with the GE Asset Manager LLC joint venture (See Note 21).

During 2003, a total of 1.25 million of the above warrants vested; 250,000 warrants vested when three initial customers of the joint venture were identified and the remaining 1 million warrants vested upon the legal establishment of the joint venture.  The remaining 750,000 warrants have not vested as at December 31, 2004.  Vesting was contingent upon the achievement of certain performance and business related goals, which are currently undefined, associated with the GE Asset Manager joint venture.

ADB Systems International Ltd. F-20

Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(in Canadian dollars)

d)    ACQUISITION OF ADB SYSTEMER ASA

On October 11, 2001, the Company acquired 98.3 percent of the outstanding common shares of ADB Systemer ASA.  As a result of the acquisition, the Company issued 607,600 share-purchase warrants with a strike price of two Norwegian krone, in exchange for 700,000 share purchase warrants in ADB Systemer ASA.  These warrants retained all of the characteristics of the original warrants and had specific exercise dates of March 31, 2002 and March 31, 2003, expiring March 31, 2003 (see Note 20).  All of the 607,600 warrants were cancelled on March 31, 2003.

11.  STOCK OPTIONS

a)    Stock options are comprised of the following components:

	2004		2003
	Number	Amount	Number	Amount
	(in thousands of options and dollars)

Employees	853	$820	2,645	$782
Non-employees	—	116	27	116
Total	853	$936	2,672	$898

b)    EMPLOYEE STOCK OPTIONS

The Company has a stock option plan which provides for the issuance of stock options to employees, which may expire as much as 10 years from the date of grant, at prices not less than the fair market value of the common shares on the date of grant.  The aggregate exercise price for employee options outstanding at December 31, 2004 was approximately $296,000 (2003 – $1.8 million).  The Management Resources and Compensation Committee of the Board of Directors reserves the right to attach vesting periods to stock options granted.  All of the stock options outstanding at the end of 2004 are exercisable immediately.  The options expire between 2005 and 2006.

A summary of changes in the stock option plan for the two years ended December 31, 2004 is as follows:

	Number of Options		Weighted Average Exercise Price
	2004	2003	2004	2003
	(in thousands)

Opening balance	2,645	2,793	$0.68	$1.84
Granted	—	1,095	—	0.37
Exercised	(72)	(39)	0.34	0.30
Cancelled	(1,720)	(1,204)	0.84	3.38
Closing balance	853	2,645	$0.35	$0.68
Exercisable, end of year	853	2,057	$0.35	$0.74
Options remaining for issuance under stock option plan	3,191	1,224

ADB Systems International Ltd. F-21

Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(in Canadian dollars)

Range of Exercise Prices	Number Outstanding and Exercisable at December 31, 2004	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
	(in thousands)
$0.22-$0.33	167	1.1 years	$0.32
$0.34-$0.37	684	1.6 years	$0.35
$0.76	2	1.0 years	$0.76
	853

During the fourth quarter of fiscal 2003, the Company adopted the accounting recommendations contained in the CICA Handbook Section 3870 –“Stock-based Compensation and Other Stock-based Payments” effective January 1, 2003.  This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services, and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments.  Commencing in fiscal 2003, the Company recorded a compensation expense for stock options granted to employees on or after January 1, 2003, based on the fair value method of accounting.  For the year ended December 31, 2004, the employee stock option expense was $39,000 (2003 - $193,000).  For the year ended December 31, 2003, expenses in the first, second and third quarters increased by $2,000, $1,000 and $130,000, respectively as the result of the early adoption of these recommendations.  Accordingly, quarterly net income (loss) in 2003 for such quarters previously reported as ($1,755,000), $527,000 and ($460,000), respectively were revised to ($1,757,000), $526,000 and ($590,000), respectively.

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

The Company determined the fair value of employee stock option grants using the Cox-Rubinstein binomial valuation model with the following assumptions on a weighted average basis:

	2004	2003	2002
Dividend yield	N/A	—	—
Risk free interest rate	N/A	3.53%	3.69%
Volatility	N/A	137.51%	131.51%
Expected term, in years	N/A	2.94	2.00

ADB Systems International Ltd. F-22

Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(in Canadian dollars)

For the years ended December 31, 2004, 2003 and 2002, the amortization of the value of the stock-based compensation granted by the Company to employees in 2002, over the vesting period of the awards as specified under CICA 3870, would have resulted in the following pro forma loss attributable to common shareholders and pro forma basic and diluted loss per share:

	2004	2003	2002
Loss attributable to common shareholders
As reported	$(5,104)	$(2,815)	$(9,364)
Pro forma	$(5,104)	$(2,956)	$(9,608)

Basic and diluted net loss per share:
As reported	$(0.08)	$(0.05)	$(0.22)
Pro forma	$(0.08)	$(0.05)	$(0.23)

c)    NON-EMPLOYEE STOCK OPTIONS

The Company had no stock options outstanding to third parties at December 31, 2004.  A summary of changes in the stock options to third parties for the two years ended December 31, 2004 is as follows:

	Number of Options		Weighted Average Exercise Price
	2004	2003	2004	2003
	(in thousands)

Opening balance	27	253	$2.88	$2.88
Granted	—	—	—	—
Exercised	—	—	—	—
Cancelled	(27)	(226)	2.56	2.91
Closing balance	—	27	$—	$2.56
Exercisable, end of year	—	27	$—	$2.56

12.  OTHER OPTIONS

During the year ended December 31, 2004, the Company issued 485,000 compensation options with a fair value of $59,000 relating to the issuance of Series G secured subordinated notes (See Note 6 (b)).  The options entitle the holder to purchase an equity unit at a purchase price of $0.31 per unit and expire on June 15, 2006.  Each equity unit consists of one common share and one half of a share-purchase warrant with an exercise price of $0.50.  The share-purchase warrants expire on June 15, 2008.

Also during the year ended December 31, 2004, the Company issued 150,000 compensation options with a fair value of $19,000 relating to the December private equity placement (See Note 8 (c)).  The options entitle the holder to purchase an equity unit at a purchase price of $0.20 per unit and expire on December 6, 2006.  Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.35.  The share-purchase warrants expire on December 6, 2008.

ADB Systems International Ltd. F-23

Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(in Canadian dollars)

13.  FINANCIAL INSTRUMENTS

Foreign exchange risk

The Company’s revenue from software licensing and related services and e-commerce enabling agreements is transacted in various currencies including the Canadian dollar, U.S. dollar, UK pound, EURO, and Norwegian krone.  Correspondingly, operating expenses related to these activities are transacted in the above-denoted currencies.  The Company does not use derivative instruments to manage exposure to foreign exchange fluctuations.  The Company incurred $24,000 in foreign exchange losses in 2004 (2003 - $84,000; 2002 - $29,000).

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

In 2004, one customer accounted for 31 percent (2003 – two customers accounted for 26 percent and 15 percent) of total revenues.  At December 31, 2004, there were three customers that accounted for 18 percent, 13 percent and 11 percent, respectively, of total accounts receivable.  At December 31, 2003, three customers accounted for 25 percent, 19 percent and 14 percent, respectively, of total accounts receivable.

Fair value

The fair value of monetary assets and liabilities approximates amounts at which they would be exchanged between knowledgeable and unrelated persons.  The amounts recorded in the financial statements approximate fair value.

14.  COMMITMENTS AND CONTINGENCIES

(a)     Minimum payments under operating leases during the next five years are as follows:

(in thousands)
2005	$416
2006	369
2007	339
2008	310
2009	279
2010 and thereafter	154

(b)    As a result of a review of statutory reporting obligations regarding employee benefits, the Company has identified a potential for non-compliance.  The employees and regulators concerned have been notified.  The probability and amount of any potential liability relating to this situation is presently not determinable.

(c)     The Company has entered into compensation arrangements with certain of its employees.  In the event of involuntary termination, the Company may be liable for potential payments totaling $182,000 to these employees.

(d)    The Company entered into a licensing agreement with NCR Corporation on April 29th, 2002.  The agreement provides the Company with access to specific technology patents over a seven-year period for US$100,000 annually.

ADB Systems International Ltd. F-24

Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(in Canadian dollars)

15.  CHANGES IN NON-CASH OPERATING WORKING CAPITAL

The following table sets forth the changes in non-cash working capital items resulting from the inflow (outflow) of cash in the period.

	2004	2003	2002
	(in thousands)

Accounts receivable	$(151)	$444	$(540)
Deposits and prepaid expenses	(8)	60	(47)
Accounts payable	288	(87)	218
Accrued liabilities	139	(491)	416
Deferred revenue	44	(741)	9
Effect of currency translation	10	87	5
	$322	$(728)	$61

The following table summarizes the non-cash financing activities of the Company

	2004	2003	2002

Issuance of common shares in settlement of accounts payable (Note 8(c))	$118	$272	$—
Issuance of common shares in return for prepaid services (Note 8(c))	82	—	—
Reduction in debt from conversion of secured subordinated notes (Note 6(e))	(830)	(21)	(51)
Reduction in conversion feature from conversion of secured subordinated notes (Note 6(e))	(550)	(76)	(761)
Settlement of demand loan by transfer of Bid.Com Ltd. Shares (Note 19)	—	(2,000)	—
Settlement of accrued liability by transfer of Bid.Com Ltd. shares	—	(68)	—

16.  RETAIL ACTIVITIES

The Company ceased its on-line retail activities in October 2000; however, during 2003, the Company received a $67,000 refund from a U.S.-based credit card institution formally engaged by the Company when it operated its on-line retail activities in the U.S.

The Company’s non-consolidated investment, Bid.Com, recommenced on-line retail activities in 2002 (Note 23).  The shares of Bid.Com were transferred in settlement of a demand loan on June 30, 2003 (Note 19).

ADB Systems International Ltd. F-25

Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(in Canadian dollars)

17.  REALIZED GAINS AND LOSSES ON DISPOSAL OF MARKETABLE SECURITIES, STRATEGIC INVESTMENTS AND CAPITAL ASSETS, AND RECOVERY OF ASSETS

	2004	2003	2002
	(in thousands)
Gain on disposal of strategic investment (Note 17(a))	$—	$20	$41
(Loss) gain on disposal of capital assets (Note 17(b))	(1)	(13)	23
Loss on disposal of marketable securities (Note 17(c))	—	—	(149)
	$(1)	$7	$(85)

(a)     During 2003, the Company sold shares in Megawheels Technologies Inc. for proceeds of $20,000.  During 2002, the Company disposed of its strategic investments, resulting in cash proceeds of $126,000 and a realized gain of $41,000.

(b)    During 2004, the Company disposed of capital assets that were no longer required resulting in a loss of $1,000.  Similar disposals in 2003 resulted in a loss of $13,000 and a gain of $23,000 in 2002.

(c)     The loss on disposal of marketable securities includes a loss of $143,000 resulting from the January 2002 sale of the Company’s remaining AOL shares for gross proceeds of $1.3 million.

18.  UNREALIZED GAINS AND LOSSES ON REVALUATION OF STRATEGIC INVESTMENTS

	2004	2003	2002
	(in thousands)
Revaluation of strategic investments (Note 18(a))	$—	$—	$(24)
	$—	$—	$(24)

(a)     During 2002, the Company reviewed the carrying value of each of its strategic investments and determined that in light of recent financial performance of each investment and market conditions, the decline in value of these investments was other than temporary, and a revaluation was required.

19.  REALIZED GAIN ON SETTLEMENT OF DEMAND LOAN

During the year ended December 31, 2002, the Company completed a series of transactions whereby the Company received a secured demand loan in the aggregate principal amount of $2,000,000.  The loan carried an interest rate of 12 percent compounded monthly, and was secured by a general security agreement on the assets of the Company and a pledge of the shares of the Company’s Norwegian subsidiary.  The loan matured on June 30, 2003.  The Company could, at its discretion, repay the loan in cash or transfer to the lender 100 percent of the issued shares of its investment in an associated company in full settlement of the outstanding principal amount and accrued interest then owing to the lender (Note 23).

On June 30, 2003, the Company exercised its option to transfer its investment in the associated company, which had a nominal carrying value, to the lender in full settlement of the outstanding principal and accrued interest amounts.  This transfer resulted in a gain on settlement of the demand loan in the amount of $2,195,000.

ADB Systems International Ltd. F-26

Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(in Canadian dollars)

20.  ACQUISITION OF ADB SYSTEMER ASA

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

The amortization periods for contractual agreements and software and related intellectual property are 12 and 36 months respectively.  An amortization expense relating to software in the amount of $846,000 was recorded in 2004 (2003 - $1,128,000).  At the end of fiscal 2004, acquired software had been fully amortized.  At the end of fiscal 2003, accumulated amortization for acquired software amounted to $2,537,000, resulting in a net book value of $846,000.

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

ADB Systems International Ltd. F-27

Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(in Canadian dollars)

21.  INVESTMENTS IN JOINTLY CONTROLLED COMPANY

On September 25, 2003 the Company established a joint venture with GE Commercial Equipment Financing, a unit of GE Commercial Finance, with each entity holding a 50 percent interest in the joint venture.  The joint venture operates under the name of GE Asset Manager LLC.  The joint business venture develops and markets asset management technology to customers in a broad range of industries.  Upon the establishment of this joint venture, 1 million share-purchase warrants issued by ADB to GE Capital Corporation vested.  The fair value of these warrants of $188,000, calculated at the vesting date, is reflected on the Consolidated Balance Sheets as an Acquired Agreement.  An amortization expense of $150,000 was recorded in 2004 (2003 - $38,000). This acquired agreement has been fully amortized as of December, 2004.

As at December 31, 2004, the joint venture held no assets or liabilities, and earned no revenue.  A nominal amount of incremental expenses has been incurred by the Company in development and marketing activities pertaining to the joint venture.  Such expenses have been included in the financial statements of the Company.

22.  GOODWILL IMPAIRMENT

The Company reviewed the carrying value of goodwill acquired in connection with the acquisition of ADB Systemer.  The carrying value of goodwill was tested against its fair value and it was determined that a goodwill impairment of $9.476 million was required at December 31, 2001 (Note 20).  For the year ended December 31, 2002 a goodwill impairment of $14,000 was recorded on goodwill acquired in connection with the purchase of shares of the non-controlling interest shareholders of ADB Systemer.  The permanent decline in the fair value arose on a downturn in economic conditions resulting in lower than previously anticipated cash flows.

23.  RELATED PARTY TRANSACTIONS

On August 30, 2002, the Company entered into a series of agreements with a lender, an unrelated party, whereby the lender granted to the Company a secured loan in the aggregate principal amount of $2 million (Note 19).  The Company and the same unrelated party also entered into an agreement whereby on-line retail operations were to be conducted by Bid.Com Ltd.  These operations utilized the on-line retail technology, experience and expertise of the Company developed and operated under the name “Bid.Com International Inc.” in the on-line selling of consumer products supplied by the lender.

On June 30, 2003, the Company exercised its option to transfer 100 percent of the issued shares of Bid.Com Ltd. in full settlement of the outstanding principal and accrued interest owed to the lender.

The Company owned 100 percent of the issued and outstanding shares of Bid.Com Ltd., but determined that, for accounting purposes, consolidation of Bid.Com Ltd. was not appropriate.  This determination was based upon the Company’s inability to determine the strategic operating policies of Bid.Com without the cooperation of others, its inability to obtain the future economic benefits from the resources of Bid.Com Ltd., and its lack of exposure to the related risk of ownership.  Therefore, the Company accounted for its investment in Bid.Com Ltd. on the equity basis.  The Company was not exposed to losses incurred by Bid.Com Ltd., and accordingly this investment was carried at a nominal amount.  U.S. GAAP required consolidation of the investment in Bid.Com Ltd. in the Company’s financial statements.  The impact of this U.S. GAAP difference from Canadian GAAP is disclosed in note 24.

ADB Systems International Ltd. F-28

Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(in Canadian dollars)

Condensed income statement and cash flow information for Bid.Com Ltd. for the six-month period ended June 30, 2003 is as follows:

2003
(in thousands)
Revenue	$3,614
Net income	208
Change in cash resources	(358)

Revenue of $35,000 related to web-site development, support and maintenance services provided to Bid.com Ltd. was included in the consolidated results of the Company for the six months ended June 30, 2003.  In addition, the Company charged overhead-related costs of $76,000 for rent, connectivity and management fees to Bid.com Ltd. for the six-month period ended June 30, 2003.  These overhead charges were recorded as a reduction of expenses in the consolidated financial statements for the year ended December 31, 2003.

24.  RECONCILIATION OF UNITED STATES GAAP

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles as applied in Canada, which conform in all material respects with generally accepted accounting principles in the United States, except as noted below.

(a)   STOCK-BASED COMPENSATION TO EMPLOYEES

In fiscal 2003, the Company adopted the accounting recommendations contained in the CICA Handbook Section 3870 —“Stock-based Compensation and Other Stock-based Payments” effective January 1, 2003 regarding expensing of employee stock-based compensation.  Accordingly, commencing in fiscal 2003, the Company records a compensation expense for stock options granted to employees on or after January 1, 2003, based on the fair value method of accounting.  For fiscal 2002, the Company did not recognize compensation expense for employee stock options, however pro-forma disclosure giving recognition to the fair market value of options granted from January 1, 2002 has been provided in Note 11.

Under U.S. GAAP stock-based compensation granted to employees is accounted for in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” or in accordance with SFAS 123 “Accounting for Stock-Based Compensation.”  Prior to 2003, under United States GAAP the Company elected to follow APB 25 and no accounting recognition was given to stock options granted at fair market value until they were exercised.  Upon exercise, the proceeds were credited to shareholders’ equity.  In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure,” an amendment of FASB Statement No. 123.  This Statement amends FASB Statement No. 123, “Accounting for Stock- Based Compensation,” to provide alternative methods of transition for a voluntary change to fair value method of accounting for stock-based employee compensation.  In fiscal 2003, the Company elected to prospectively adopt the fair value method for stock-based compensation as prescribed in SFAS No. 148.  Under CICA 3870 and SFAS No. 148, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards.  The Company’s calculations for employee grants were made using the Cox-Rubinstein binomial model with weighted average assumptions as described in the following table.  As a result, the 2004 annual financial statements under U.S. GAAP reflect a stock-based compensation expense to employees of $39,000 (2003 - $193,000) for options granted on or after January 1, 2003.

ADB Systems International Ltd. F-29

Prior to fiscal 2003, SFAS No. 123, “Accounting for Stock-Based Compensation,” requires the disclosure of pro forma net income (loss) and earnings (loss) per share had the Company adopted the fair value method from the date the standard was applicable.  The calculations for the pro forma disclosures of stock options granted prior to 2004 are reported below and were made using the Cox-Rubinstein binomial valuation model with the following weighted average assumptions:

	2004	2003	2002
Dividend yield	N/A	—	—
Risk free interest rate	N/A	3.53%	3.69%
Volatility	N/A	137.51%	131.51%
Expected term, in years	N/A	2.94	2.00

If the estimated fair values of the Company’s stock options granted to employees had been amortized to expense over the vesting period of the awards as specified under SFAS No. 123, the loss attributable to common shareholders and the basic and diluted loss per share on a pro forma basis (as compared to such items as reported) would have been:

	2004	2003	2002
	(in thousands)
Loss attributable to common shareholders under U.S. GAAP
As calculated (Note 24(g))	$(5,013)	$(2,572)	$(9,947)
Stock-based compensation included in net loss	39	193	—
	(4,974)	(2,379)	(9,947)
Stock-based compensation if fair value applied to all awards	(39)	(337)	(797)
Pro forma net loss as if fair value applied to all awards	$(5,013)	$(2,716)	$(10,744)
Basic and diluted net loss per share:
As calculated	$(0.08)	$(0.05)	$(0.24)
Pro forma	$(0.08)	$(0.05)	$(0.26)

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

ADB Systems International Ltd. F-30

Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(in Canadian dollars)

(c)   MARKETABLE SECURITIES

U.S. GAAP requires that the Company disclose marketable securities into one of three categories: held to maturity; available for sale; or trading. As at December 31, 2004 and 2003, the marketable securities held were classified as follows:

	2004	2003
	(in thousands)
Trading	$13	$13

(d)   FINANCIAL INSTRUMENTS WITH LIABILITY AND EQUITY ELEMENTS

Under Canadian GAAP, the secured subordinated notes (see Note 6) are recorded based upon the relative fair values of the liability and equity components of the instruments.  The liability component is accreted to the face value of the subordinated notes over the term to maturity until the underlying notes are converted into common shares.  Under U.S. GAAP, upon issuance, the secured subordinated notes would have been recorded as a liability and reclassified to equity only upon conversion.  Accordingly, the interest accretion of $266,000 (2003 - $112,000) that is recorded under Canadian GAAP is reversed under U.S. GAAP.

Additionally, under Canadian GAAP, the financing costs arising from the issuance of the convertible notes are allocated between the liability and equity components of the notes.  The financing costs associated with the liability component of the notes are deferred and amortized over the term of the underlying debt (see Note 5).  The financing costs associated with the equity component of the notes are charged to shareholders’ equity.  Under U.S. GAAP, all of the financing costs are deferred and amortized over the term of the underlying debt.  As a result, the 2004 amortization expense under U.S GAAP is $58,000 compared to an amortization expense of $32,000 under Canadian GAAP.  Furthermore, under Canadian GAAP, conversion of debt results in the allocation of any unamortized deferred financing charges associated with that debt to shareholders’ equity.  Under U.S. GAAP, such unamortized financing charges are expensed upon conversion of the associated debt.  Accordingly, under U.S. GAAP, an additional amount of $23,000, representing the unamortized financing charges associated with the Series F notes, is expensed.  The unamortized financing charges under Canadian GAAP, in the amount of $13,000, were allocated to contributed surplus upon the conversion of the Series F notes.

Further, under U.S. GAAP, the beneficial conversion feature represented by the excess of the fair value of the shares issuable on conversion of the subordinated notes, measured on the commitment date, over the amount of the loan proceeds to be allocated to the common shares upon conversion would be allocated to contributed surplus.  This results in a discount on the subordinated notes that is recognized as additional interest expense over the term of the subordinated notes and any unamortized balance is expensed immediately upon conversion of the subordinated notes.  Accordingly, for U.S. GAAP purposes, the Company has recognized beneficial conversion features in 2004 of $20,000, $90,000 and $49,000 relating to Series F subordinated notes, Series G subordinated notes and Series H subordinated notes, respectively.  In 2003, the Company has recognized a beneficial conversion feature of $96,000 with respect to the Series E subordinated notes.  An interest expense of $126,000 (2003 - $64,000) results from the amortization of the discount over the term to maturity of those subordinated notes as well as the unamortized discount for those subordinated notes converted during the year.  Canadian GAAP does not require the recognition of any beneficial conversion feature.

ADB Systems International Ltd. F-31

Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(in Canadian dollars)

(e)   ADDITIONAL DISCLOSURES AS REQUIRED IN ACCORDANCE WITH UNITED STATES GAAP

U.S. GAAP requires the disclosure of the allowance for doubtful accounts.  The accounts receivable balance reported on the consolidated balance sheets at December 31, 2004, includes an allowance for doubtful accounts in the amount of $51,000 (2003 - $65,000).

U.S. GAAP requires the disclosure of accrued liabilities that exceed five percent of current liabilities.  Included in accrued liabilities at December 31, 2004 are accrued audit fees of $193,000 (2003 - $145,000) and accrued compensation expenses (severance and unpaid vacation) of $274,000 (2003 - $228,000).

U.S. GAAP requires the disclosure of non-cash interest components incurred during the year.  In 2004, the Company incurred $126,000 (2003 - $64,000) in non-cash interest expense associated with secured subordinated notes.  In 2003, the Company incurred $126,000 in non-cash interest expense associated with a demand loan that was settled through the transfer of the investment in an associated company (Note 19).

Under U.S. GAAP, EITF 01-09 requires, in certain circumstances, that the warrants issued to customers be recorded as a reduction of revenue.  There is no similar guidance in Canadian GAAP.  Accordingly, depreciation and amortization and revenue would be reduced by $150,000 (2003 - $38,000) under U.S. GAAP.

(f)    INVESTMENT IN ASSOCIATED COMPANY/DISCONTINUED OPERATIONS

U.S. GAAP requires consolidation of the Company’s investment in the associated company described in Note 19.  Furthermore, under FAS 144, the Bid.Com Ltd. component would be classified as an asset held for sale and be subject to the reporting requirements for discontinued operations.  The effect of consolidation of this entity upon the Canadian GAAP balance sheet is reported in Note 24(g).

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

ADB Systems International Ltd. F-32

Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(in Canadian dollars)

(g)   The effect of the above differences described in Note 24(b), (d) and (f) on the Company’s financial statements is set out below:

Consolidated Balance Sheets

	2004	2003
	(in thousands)
Cash and marketable securities	$453	$445
Accounts receivable	1,535	1,384
Deposits and prepaid expense	208	118
Capital assets	142	266
Intangible assets	277	998
Accounts payable and accrued liabilities	1,680	1,370
Deferred revenue	135	91
Secured subordinated notes (Note 24(e))	2,465	1,009
Non-controlling interest	3	3
Shareholders’ equity	$(1,668)	$738

Consolidated Statements of Operations

	2004	2003	2002
	(in thousands)
Net loss for the year as reported under Canadian GAAP	$(5,104)	$(2,815)	$(9,364)
Adjustments:
Accretion of interest on secured subordinated notes (Note 24(d))	266	112	68
Gain on settlement of demand loan (Note 24(f))	—	(2,195)	—
Amortization of deferred charges relating to secured subordinated notes under Canadian GAAP (Note 24(d))	32	—	—
Amortization of deferred charges relating to secured subordinated notes under U.S. GAAP (Note 24(d))	(81)	—	—
Amortization of beneficial conversion feature (Note 24(d))	(126)	(64)	(316)
Net loss from continuing operations for the year as reported under U.S. GAAP	(5,013)	(4,962)	(9,612)
Income (loss) from discontinued operations (Note 24(f))	—	2,390	(195)
Net loss for the year as reported under U.S. GAAP	(5,013)	(2,572)	(9,807)
Preferential distribution to shareholder (Note 24(j))	—	—	(140)
Net loss attributable to common shareholders under U.S. GAAP	$(5,013)	$(2,572)	$(9,947)

Net loss for the year as reported under U.S. GAAP	$(5,013)	$(2,572)	$(9,807)
Other comprehensive income (loss) (Note 24(b))	6	74	32
Comprehensive income (loss) as reported under U.S. GAAP	$(5,007)	$(2,498)	$(9,775)
Basic and diluted loss per share from continuing operations	$(0.08)	$(0.09)	$(0.23)
Basic and diluted net loss per share	$(0.08)	$(0.05)	$(0.24)

ADB Systems International Ltd. F-33

Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(in Canadian dollars)

(h)   IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

On September 30, 2004, the FASB issued staff position EITF  Issue No. 03-1-1 “Effective Date of 10-20 of EITF Issue No. 03-1 – The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”.  The staff position delays the effective date for the measurement and recognition guidance contained in paragraphs 10-20 of Issue 03-1. The adoption of EITF Issue No. 03-1-1 had no effect on the Company’s results of operations and financial position for 2004.

In December 2004, the FASB issued staff position No. SFAS 109-1, “Application of FASB Statement 109, Accounting for Income Taxes, for the Tax Deduction Provided to U.S. Based Manufacturers by the American Jobs Creation Act of 2004”. The staff position addresses the issue as to whether this deduction should be accounted for as a special deduction or a tax rate reduction. This guidance was effective upon issuance on December 21, 2004. The adoption of SFAS No. 109-1 had no effect on the Company’s results of operations and financial position for 2004.

The FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment”.  This Statement is a revision of FASB Statement No. 123, “Accounting for Stock- Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.”  This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions.  This Statement is effective for annual or interim financial statements commencing after June 15, 2005. The Company currently accounts for its employee stock option plan in accordance with the provisions of SFAS No. 123 (revised 2004), accordingly the adoption of these standards is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In January 2003 and December 2003, the FASB issued interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), and its revision, FIN 46-R, respectively.  FIN 46 and FIN 46-R address the consolidation of entities whose equity holders have either not provided sufficient equity at risk to allow the entity to finance its own activities or do not possess certain characteristics of a controlling financial interest.  FIN 46 and FIN 46-R require the consolidation of these entities, known as variable interest entities (“VIE”), by the primary beneficiary of the entity.  The primary beneficiary is the entity, if any, that is subject to a majority of the risk of loss from the VIE’s activities, entitled to receive a majority of the VIE’s residual returns, or both.  FIN 46 and FIN 46-R is effective for the Company’s annual financial statements commencing January 1, 2004.  Adoption of both of these standards had no effect on the Company’s financial position, results of operations or cash flows.

The Emerging Issues Task Force provided guidance on Issue 03-1, “The meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. This Task Force guidance for evaluating whether an investment is other-than-temporarily impaired should be applied in other-than-temporary impairment evaluations made in reporting periods beginning after June 15, 2004. The disclosures are effective in annual financial statements for fiscal years ending after December 15, 2003, for investments accounted for under Statements 115 and 124. For all other investments within the scope of this Issue, the disclosures are effective in annual financial statements for fiscal years ending after June 15, 2004. The additional disclosures for cost method investments are effective for fiscal years ending after June 15, 2004. Comparative information for periods prior to initial application is not required.

The Emerging Issues Task Force reached a consensus on Issue 03-10, “Application of EITF Issue No. 02-16 — Accounting by a Customer for Certain Consideration Received from a Vendor by Resellers to Sales Incentives Offered to Consumers by Manufacturers. The Company has determined that EITF Issue No. 02-16 had no effect on the Company’s results of operations and financial position for 2004.

ADB Systems International Ltd. F-34

Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(in Canadian dollars)

(i)    OPERATING LOSS

U.S. GAAP requires that the Company disclose operating loss.  Operating loss of the Company for the year was $5.013 million, comprised of net loss of $5.013 million less realized and unrealized gains and losses on marketable securities and strategic investments of $Nil  (2003 - $4.982 million, comprised of net loss from continuing operations of $4.962 million less $20,000; 2002 - $9.480 million, comprised of net loss from continuing operations of $9.612 million plus $132,000).

(j)    PREFERENTIAL DISTRIBUTION TO SHAREHOLDERS

In accordance with U.S. GAAP, the $120,000 Series C secured subordinated debentures issued in exchange for the waiver of certain US registration rights granted to Stonestreet pursuant to a subscription agreement dated April 25, 2002 is recorded as preferential distribution to Stonestreet and deducted from the net loss to determine net loss attributable to common shareholders.  The Series C secured subordinated debentures include a beneficial conversion feature; accordingly, a preferential distribution of $140,000 has been recorded.

25.  SEGMENTED INFORMATION

The Company operates in the following reportable geographic segments: North America, Ireland and the United Kingdom, and Norway.

Assets by Geographic Region:

	2004		2003
	(in thousands)
	Capital Assets	Intangible and Other Assets	Capital Assets	Intangible and Other Assets
North America	$39	$155	$106	$152
Ireland and U.K.	6	—	16	—
Norway	97	—	144	846
	$142	$155	$266	$998

Net Revenue by Geographic Region:

	2004	2003	2002
	(in thousands)

North America	$796	$1,211	$2,182
Ireland and U.K.	681	1,239	472
Norway	3,453	3,403	3,126
	$4,930	$5,853	$5,780

26.  SUBSEQUENT EVENT

On February 23, 2005, the Company completed a transaction resulting in the issuance of 2.5 million equity units at a price of $0.23 per unit for gross proceeds of $575,000.  Each equity unit consists of one common share and one common share-purchase warrant with an exercise price of $0.40 each.  The warrants expire on February 22, 2009.

ADB Systems International Ltd. F-35

Corporate Directory

Directors

Jeffrey Lymburner
CEO

T. Christopher Bulger(1),(2),(3)

CEO, Megawheels

Duncan Copeland(1),(2),(3)
President, Copeland and Company

Paul Godin(2),(3)

Jim Moskos
President,
ADB Technologies Group

Jan Edvin Pedersen
President, ADB Systems, European Operations

Rick Robertson(1)
Associate Professor of Business
Richard Ivey School of Business,
The University of Western
Ontario

Officers
Jeffrey Lymburner
CEO

Mike Robb

Chief Financial Officer

Jim Moskos

President, ADB Technology Group

Jan Pedersen

President ADB Systems, European Operations

Aidan Rowsome

Vice President, Global Sales

(1)           Member of the Audit Committee

(2)           Member of the Management Resources and Compensation Committee

(3)           Member of the Corporate Governance Committee

ADB Systems Offices

North America
Corporate Headquarters
ADB Systems International Ltd.
302 The East Mall, Suite 300
Toronto, Ontario ML4V 1V2
1 888 287 7467

ADB Systems International Ltd.
3001 North Rocky Point Drive East,
Suite 200, Tampa, Florida 33607
1 888 750 7467

Europe
ADB Systemer International ASA
Vingveien 2, N-4050
Sola, Norway
+ 47 51 64 71 00

ADB Systems International Ltd.
3000 Cathedral Hill
Guildford, Surrey GU2 7YB UK
+ 44 (0) 1483 243 577

ADB Systems International Ltd.
52 Broomhill Road, Suite 108
Broomhill Industrial Estate
Tallaght, Dublin 24, Ireland
+ 353 1 431 0513

Additional Shareholder Information
www.adbsys.com
investor-relations@adbsys.com

Registrar and Transfer Agent
Equity Transfer Services
120 Adelaide Street West
Suite 420, Toronto, ON M5W 4C3
(416) 361-0152

Auditors

Deloitte & Touche LLP

Toronto, Ontario, Canada

Lawyers
Brown Raysman Millstein
Felder & Steiner LLP, New York
Gowling Lafleur Henderson LLP,
Toronto

Stock Exchange Listings
Toronto Stock Exchange
Symbol: ADY

OTC Bulletin Board

Symbol: ADBYF

Shares Outstanding

Issued: 69,870,131

December 31, 2004

ADB Systems, Dyn@mic Buyer, ProcureMate, WorkMate and Dyn@mic Seller are trademarks of ADB Systems International Ltd. and its affiliates.

© 2005 ADB Systems International Ltd.