Form 20-F
period 2005-12-31
ADB SYSTEMS INTERNATIONAL LTD
filed 2006-06-29
CIK 1079171

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005 OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT of 1934 Date of event requiring this shell company report ____________________.
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
74,120,131 Common Shares as of December 31, 2005
Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.
Yes ☐    No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated filer ☐     Accelerated filer ☐     Non-accelerated filer    ☒

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18☒
If this an annual report, indicate by check mark whether the registrant is a shell company (as determined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

ADB SYSTEMS INTERNATIONAL LTD.

Annual Report on Form 20-F for the Fiscal Year
Ended December 31, 2005

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

TABLE OF CONTENTS

	ITEM 10 -	ADDITIONAL INFORMATION	54
		A. Share Capital	54
		B. Memorandum and Articles of Association	54
		C. Material Contracts	57
		D. Exchange Controls	59
		E. Taxation	59
		F. Dividends and Paying Agents	65
		G. Statements by Experts	65
		H. Documents on Display	65
		I. Subsidiary Information	65
	ITEM 11 -	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	65
	ITEM 12 -	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	66
PART II			66
	ITEM 13 -	DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES	66
	ITEM 14 -	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	66
	ITEM 15 -	CONTROLS AND PROCEDURES	66
	ITEM 16 -	[RESERVED]	66
	ITEM 16 -		66
		A. Audit Committee Financial Expert	66
		B. Code of Ethics	66
		C. Principal Accountant Fees and Services	66
		D. Exemptions from the Listing Standards For Audit Committees	67
		E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	67
PART III			67
	ITEM 17 -	FINANCIAL STATEMENTS	67
	ITEM 18 -	FINANCIAL STATEMENTS	67
	ITEM 19 -	EXHIBITS	67

Unless otherwise indicated, all references in this Annual Report to “dollars” or “$” are references to Canadian dollars. Our financial statements are expressed in Canadian dollars. Except as otherwise noted, certain financial information presented in this Annual Report has been translated from Canadian dollars to U.S. dollars at an exchange rate of Cdn$1.1656 to US$1.00 (or US$ 0.8579 to Cdn 1.00), the noon buying rate in New York City on December 31, 2005 for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. These translations are not intended to suggest that Canadian dollars have been or could be converted into U.S. dollars at that or any other rate.

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

The selected financial data set forth below should be read in conjunction with, and is qualified by reference to, our consolidated financial statements and the related notes, and the section "Operating and Financial Review and Prospects" included elsewhere in this Annual Report. The consolidated statement of operations data for the years ended December 31, 2005, 2004, and 2003 and consolidated balance sheet data as of December 31, 2005 and 2004, as set forth below, are derived from our audited consolidated financial statements and the related notes included elsewhere in this Annual Report. The consolidated statement of operations data for the years ended December 31, 2002 and 2001 and the consolidated balance sheet data as at December 31, 2003, 2002, and 2001 have been derived from our audited consolidated financial statements for those years, which are not included in this Annual Report.

We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in Canada, which differ in certain respects from accounting principles generally accepted in the United States. However, as applied to us, for all fiscal periods for which financial data is presented in this Annual Report, Canadian GAAP and U.S. GAAP were substantially identical in all material respects, except as disclosed in Note 23 of our consolidated financial statements.

Historical results are not necessarily indicative of results to be expected for any future period.

Statement of Operations Data:	Year Ended December 31
	2005 (Cdn$)	2004 (Cdn$)	2003 (Cdn$)	2002 (Cdn$)	2001 (Cdn$)
	(Audited)
	(in thousands except for per share data)

Revenue	5,775	4,930	5,853	5,780	4,455
Less: Customer acquisition costs	-	-	-	-	(60)
Net Revenue	5,775	4,930	5,853	5,780	4,395
Expenses
General and administrative	4,204	4,365	4,648	6,288	7,622
Sales and marketing	534	749	1,098	1,875	4,040
Software development and technology	3,587	3,257	2,817	4,101	3,691
Employee stock options	154	39	193	-
Depreciation and amortization	132	1,190	1,901	2,602	1,572
Interest expense	707	433	280	155	(345)
Total expenses	9,318	10,033	10,937	15,021	16,580
Loss from operations	3,543	(5,103)	(5,084)	(9,241)	(12,185)
Loss from continuing operations
Net Loss	3,501	(5,104)	(2,815)	(9,364)	(18,714)
Loss per common share (1)	(0.05)	(0.08)	(0.05)	(0.22)	(0.64)

Weighted average number of common shares (2)	72,904	61,938	54,324	41,968	29,130

Balance Sheet Data: (3)
	As at December 31
	2005 (Cdn$)	2004 (Cdn$)	2003 (Cdn$)	2002 (Cdn$)	2001 (Cdn$)
	(Audited)
	(in thousands)
Working capital	(1,164)	381	486	(1,757)	3,115
Total assets	1,843	2,493	3,211	6,355	10,592
Shareholders’ (deficiency) equity	(2,710)	(1,009)	1,026	1,198	8,014

(1)	For each fiscal year, the Company excluded the effect of all convertible debt, stock options and share-purchase warrants, as their impact would have been anti-dilutive.
(2)	In October 2001, our shareholders approved a 2 for 1 share consolidation. All per share amounts have been adjusted retroactively to reflect the consolidation. See Note 9(d) of our consolidated financial statements for a discussion regarding the calculation of common shares outstanding and loss per common share.
(3)	We have not paid dividends since our formation.

EXCHANGE RATES

The following tables set forth, for the periods indicated, certain exchange rates based on the noon buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. Such rates are the number of U.S. dollars per one Canadian dollar and are the inverse of the rates quoted by the Federal Reserve Board of New York for Canadian Dollars per U.S. $1.00. On May 31, 2006, the exchange rate was US$1.00 = Cdn$0.9069.

	Year Ended December 31,
Rate	2005	2004	2003	2002	2001
Average (1) during year	0.8254	0.7702	0.7205	0.6344	0.6449

(1) The average rate is the average of the exchange rates on the last day of each month during the year.

Month	High during month	Low during month
December 2005	0.86900	0.8521
January 2006	0.8744	0.8528
February 2006	0.8788	0.8634
March 2006	0.8834	0.8531
April 2006	0.8926	0.8534
May 2006	0.9100	0.8903

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS.

Not applicable.

D.	RISK FACTORS

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

We have not yet realized profitable operations and have relied on non-operational sources of financing to fund our operations. Since we began our operations, we have been funded primarily through the sale of securities to investors in a series of private placements, convertible debt instruments, sales of equity to, and investments from, strategic partners, gains from investments, option exercises and, to a limited extent, through cash flow from operations. While our Company’s financial statements for the year-ended December 31, 2005, have been prepared on the basis of accounting principles applicable to a going concern, certain adverse conditions and events cast substantial doubt upon the validity of this assumption. The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations. Our ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2005. Management’s 2006 business plan includes an increase in revenue and operating cash flow primarily from major new contracts in North America. The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

Management believes that continued existence beyond 2005 is dependent on its ability to increase revenue from existing products, and to expand the scope of its product offering which entails a combination of internally developed software and partnerships with third parties. As of May 31, 2006, we had cash on hand and marketable securities of approximately $969,000.

We do not have any committed sources of additional financing at this time and we are uncertain whether additional funding will be available when we need it on terms that will be acceptable to us or at all. If we are not able to obtain financing when we need it, we would be unable to carry out our business plan and would have to significantly curtail or cease our operations. We have included in Note 2 to our financial statements for the year ended December 31, 2005, a discussion about the ability of our company to continue as a going concern. Potential sources of financing include strategic relationships, public or private sales of our shares, debt, convertible securities or other arrangements. If we raise funds by selling additional shares, including common shares or other securities convertible into common shares, the ownership interests of our existing shareholders will be diluted. If we raise funds by selling preferred shares, such shares may carry more voting rights, higher dividend payments or more favorable rights upon distribution than those for the common shares. If we incur debt, the holders of such debt may be granted security interests in our assets. Because of our potential long-term capital requirements, we may seek to access the public or private equity or debt markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time. The auditors’ report on our 2005 consolidated financial statements includes additional comments for US readers that refers to this uncertainty with respect to our ability to continue as a going concern.

WE ARE NOT PROFITABLE AND WE MAY NEVER BECOME PROFITABLE.

We have accumulated net losses of approximately $108.4 million as of December 31, 2005. For the year ended December 31, 2005 our net loss was $3.5 million. We have never been profitable and expect to continue to incur losses for the foreseeable future. We cannot assure you that we will earn profits or generate positive cash flows from operations in the future.

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

In December 2003 we formed the joint venture, GE Asset Manager LLC, with GE Commercial Finance, Capital Solutions. Growing this business venture has required us to shift focus from a broad spectrum of customers to focusing on a small number of large clients. By further investing in our relationship with GE Commercial Finance, Capital Solutions we are increasing our business risk by becoming substantially dependent on the business generated by the joint venture.

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

OUR SHARE PRICE HAS FLUCTUATED SUBSTANTIALLY AND MAY CONTINUE TO DO SO.

The trading price of our common shares on The Toronto Stock Exchange and on the Nasdaq Over the Counter Bulletin Board (“OTCBB”) has fluctuated significantly in the past and could be subject to wide fluctuations in the future. The market prices for securities of technology companies have been highly volatile. These companies have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to their operating performance. Broad market and industry factors may materially and adversely affect the market price of our common shares, regardless of our operating performance. In addition, fluctuations in our operating results and concerns regarding our competitive position can have an adverse and unpredictable effect on the market price of our shares.

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

YOUR ABILITY TO BUY OR SELL OUR COMMON SHARES ON THE OTCBB MAY BE LIMITED.

On June 3, 2002, we transferred the listing of our common shares from the Nasdaq National Market to the Nasdaq SmallCap Market (now known as the Nasdaq Capital Market). On August 22, 2002, our common shares were delisted from the Nasdaq SmallCap Market because we did not satisfy the minimum bid price per share requirement for continued listing on that market. Our common shares immediately became eligible for and began trading on the OTCBB. The OTCBB is generally considered to be a less efficient market than the Nasdaq

National Market or the Nasdaq SmallCap Market on which our shares previously traded. As a result, your ability to buy or sell our common shares on the OTCBB may be limited. In addition, since our shares are no longer listed on the Nasdaq National Market or Nasdaq SmallCap Market, our shares may be subject to the “penny stock” regulations described below. De-listing from the Nasdaq National Market and the Nasdaq SmallCap Market will not affect the listing of the common shares on The Toronto Stock Exchange.

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

The number of our employees as of May 31, 2006 represents a 6% decrease in our workforce as compared with the number of our employees as of May 31, 2005. We may need to hire new or additional personnel to respond to attrition or future growth of our business. However, there is significant competition for qualified personnel. We cannot be certain we will be able to retain existing personnel or hire additional, qualified personnel when needed.

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

INTERNATIONAL SALES ACCOUNT FOR A SIGNIFICANT PORTION OF OUR REVENUE, WHICH EXPOSES US TO CERTAIN RISKS.

We currently operate in Canada, Norway, Ireland, the United States and England. In the 2005 fiscal year, sales to customers outside North America represented approximately 88.6% of our revenues. There are risks inherent in doing business on a global level, including:

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

ACQUISITIONS OF COMPANIES OR TECHNOLOGIES MAY RESULT IN DISRUPTIONS TO OUR BUSINESS AND/OR DISTRACTIONS FOR OUR MANAGEMENT.

We acquired ADB Systemer ASA (“ADB Systemer”) of Norway in October 2001. On May 18, 2006, the Company entered into an agreement with ADB Systemer Holding AS to sell 100 percent of its shares in ADB Systemer. For additional information regarding the sale of ADB Systemer see Item 4. B under the heading “BUSINESS OVERVIEW.”

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

OUR PREFERRED SHARES COULD PREVENT OR DELAY A TAKEOVER THAT SOME OR A MAJORITY OF SHAREHOLDERS CONSIDER FAVORABLE.

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

ITEM 4 - INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

The name of the company is ADB Systems International Ltd (“ADB,” “ADB Systems” or the “Company”). The Company was formed pursuant to the Business Corporations Act (Ontario). The business began as Internet

Liquidators Inc. (“IL Inc.”), a business corporation formed under the laws of Ontario, Canada, in September 1995 and after a series of corporate reorganizations, as described below, developed into the present Company. In May 1996, Internet Liquidators International Inc. (“ILI Inc.”), also an Ontario company, acquired all of the shares of IL Inc. These two companies were amalgamated on January 9, 1997. By articles of amendment dated June 25 1998, ILI Inc. changed its name to Bid.Com International Inc.

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

Our shares trade on the Toronto Stock Exchange under the symbol “ADY” and are traded on the OTCBB under the symbol “ADBYF”. Additional information about the Company can be obtained at our web site - www.adbsys.com. The information contained on our web site is not deemed to be part of this Annual Report.

MAJOR DEVELOPMENTS

Fiscal 2005

•
Throughout 2005, ADB expanded existing customer relationships while making efforts to add new customer organizations. Cross selling of ancillary software and services within established customer relationships continued and ADB was able to expand its working relationship with National Health Service (UK), Paramount (Canada), and GE Commercial Finance, Capital Solutions (US) (“GE CS”), among others. New customers included Mesta as (Norway), Star Energy (UK) and Trilogy (Canada).

•
In North America, ADB continued to focus on the expansion of activities related to GE’s Asset Manager, LLC, (GEAM) the joint venture co-owned by ADB Systems and GE CS. Incrementally through the year, software was refined in order to expand GEAM’s array of offerings to its clients and sales efforts broadened to include the appraisal industry, a commercial segment vital to the valuation and financing of assets. In this area, the joint venture successfully established a co-operation agreement with the North American Auctioneers Association (“NAA”) for the provision of appraisal services online.

•
ADB undertook a number of software development initiatives in 2005 to ensure continued technology leadership. The most substantial single project involved the re-architecture of certain WorkMate elements and resulted in enhanced functionality for a number of customers.

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

•	A key cornerstone of our technology activities focused on the development of Asset Tracker, a new, web-based asset-tracking offering that is delivered through our joint venture with GE.

•	Effective November 15, 2004 our stock symbol on the OTCBB was changed to ADBYF. The addition of the F to the symbol was a requirement of the OTCBB to signify that we are a foreign issuer.

The Brick Transaction

On August 30, 2002, we entered into a series of agreements with The Brick Warehouse Corporation (“The Brick”) which contemplated a series of transactions among The Brick, ADB Systems International Inc. (“Old ADB”) and ADB. We refer to those transactions in this Form 20-F Annual Report as “The Brick Transaction”.

Pursuant to The Brick Transaction:

•	The Brick made a $2.0 million secured loan to Old ADB and ADB at an interest rate of 12% per year;

•	ADB and Old ADB agreed to enter into the an arrangement agreement (the “Arrangement”); and

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

Joint Venture with GE Commercial Finance, Commercial Equipment Financing

On December 31, 2003 ADB Systems USA, Inc. (“ADB USA”), a wholly owned subsidiary of ADB, entered into an Amended and Restated Operating Agreement (the “Operating Agreement”) with General Electric Capital Corporation through is business division GE Commercial Finance, Capital Solutions (then, GE Commercial Finance, Commercial Equipment Financing) (“GE Commercial Finance”). This agreement was entered into in connection with the establishment of GE Asset Manager, LLC a joint business venture in which both GE Commercial Finance and ADB USA hold a 50% interest. Pursuant to this business venture, GE Commercial Finance and ADB USA also entered into the following agreements: ADB License Agreement, ADB Services Agreement, GE License Agreement and GE Service Agreement. GE Asset Manager LLC, which carries on business under the name GE Commercial Finance Asset Manager (“Asset Manager”), is an integrated, web-based business enabling mid- and large-size organizations to reduce operating costs by simplifying and consolidating their asset management programs. Asset Manager features all-in-one capabilities designed for sourcing of new equipment, tracking and reallocation of existing assets, automated appraisal management and disposition of surplus equipment.

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

For a description of principal capital expenditures and divestitures, see Item 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS - REALIZED GAINS AND LOSSES ON MARKETABLE SECURITIES AND STRATEGIC INVESTMENTS and CAPITAL ASSETS. As of May 31, 2006 we do not have any significant current capital divestitures or any current capital expenditures so far in 2006.

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

On May 18, 2006, the Company entered into an agreement with ADB Holding AS (the "Buyer") to sell 100 percent of the Company's interest in its Norwegian subsidiary ADB Systemer AS, (ADB Systemer") for NOK 15,000,000 or approximately Canadian $2.80 million in cash subject to shareholder approval. On June 21, 2006 the Company received approval from shareholders at its annual general meeting to proceed with the Share Sale, which is scheduled to close on June 30, 2006. Sale of the shares of ADB Systemer include sale of the ADB Systems name. Following the sale of ADB Systemer, the Company will retain access to all existing technology that will be used to service existing customers. In addition, the Company obtained Shareholder approval to change its name to Northcore Technologies Inc. by filing Articles of Amendment upon closing of the Share Sale transaction.

Our customers include a number of leading organizations, such as BP p.l.c. (“BP”), GE Commercial Finance, Capital Solutions (“GE CS”), National Health Service (UK), permanent TSB (the retail banking division of Irish Life Permanent p.l.c.) Talisman Energy Inc. (North Sea) (“Talisman Energy”), Vesta Insurance Group, Inc. (Norway) (“Vesta Insurance”), Paramount Resources Ltd. (Canada) (“Paramount”), Trilogy Energy Trust (Canada) (“Trilogy”), AS Vinmonopolet (Norway) (“Vinmonopolet”), Mesta as (Norway) and Star Energy HG Gas Storage Limited (UK)(“Star Energy”).

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

PRODUCTS AND SERVICES

ADB offers solutions to manage all aspects of the asset lifecycle - sourcing/procurement, maintenance, materials management and disposition. Below is a detailed description of our products/services:

WorkMate (TM)

The Company’s flagship solution, WorkMate provides integrated capabilities for enterprise asset management. WorkMate is a client-server solution that operates as an extension of (and can be fully integrated with) a customer’s existing ERP system. The most advanced version of WorkMate incorporates asset maintenance, asset tracking, materials management and procurement functionality.

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

WorkMate is a licensed client-server application and pricing is based on the number of users named by the customer. Service fees are charged separately for implementation, systems integration, training and other consulting activities. Our WorkMate customers include some of the largest global players in the oil and gas sector, such as: BP (Norway), Halliburton Productous, Prosafe, Talisman Energy (Canada)., Paramount Resources and Mesta AS.

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

ProcureMate is licensed to customers and license fees for ProcureMate are based on the number of users named by the customer. Service fees are charged separately for implementation, systems integration, training and other consulting activities. ProcureMate can be bundled with our other on-line purchasing solutions or used separately depending on customer requirements. Existing ProcureMate customers include BP (Norway), National Health Services (UK), Vesta Insurance, Vinmonopolet, Norway’s government-run retailer of wine and spirits and Hordaland HFK County, a large local government entity in Norway.

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

Dyn@mic Seller (TM)

Dyn@mic Seller is an on-line sales solution designed to help our customers with the disposition of surplus assets and equipment. Dyn@mic Seller integrates multiple pricing methods, such as fixed priced, top bid (auction), dutch (declining price) and hybrids, through private-labeled websites. Dyn@mic Seller is delivered through an application service provider model. (remotely through the internet).

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

Our customers pay monthly hosting fees for use of Dyn@mic Seller and typically also enter into a revenue sharing arrangement with us. Service fees for implementation, systems integration, training and other consulting activities are charged separately. Current customers of Dyn@mic Seller include GE Capital Solutions. and permanent TSB (Ireland).

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

Customization and Implementation. Based generally upon the up-front scoping activities, we are able to customize our solutions as required to meet the customer's particular needs. This process can vary in length depending on the degree of customization, the resources applied by the customer and the customer's business requirements. We work closely with our customers to ensure that new features and functionality meet their expectations. We also provide the professional services work required for the implementation of our customer solutions, including loading of data, identification of business processes, and integration to other systems applications.

Training. Upon completion of implementation (and often during implementation), we train customer personnel to utilize our Solutions through our administrative tools. Training can be conducted in one-on-one or group situations. We also conduct “train the trainer” sessions.

Maintenance and Support. We provide regular software upgrades and ongoing support to our customers.

GE’s Asset Manager

GE's Asset Manager is a joint venture between GE Commercial Finance, Capital Solutions and ADB Systems International Ltd. that combines GE’s equipment financing and asset management expertise together with ADB's experience in providing mission critical technology solutions for asset lifecycle management.

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

The four key components to Asset Manager’s offerings are as follows:

Asset Tracker

Designed to allow organizations to more effectively utilize their assets, Asset Manager is a web-based solution for keeping track of the location, details and status of capital equipment - regardless of where the equipment is being deployed.

Using a dedicated tracking site that is password protected, Asset Manager provides users the ability to search and locate capital assets throughout their organization. Users can search for equipment in a number of ways. Assets can be searched by business unit, function, or by specific piece of equipment category.

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

Asset Appraiser

Asset Appraiser is a web-based solution that allows organizations to more effectively manage the capital equipment appraisal process. With Asset Appraiser organizations can create an appraisal scope, source, confirm appraisal data, distribute documents and data collection tools, compile appraisal results and access stored appraisals on-line in a protected environment.

Asset Appraiser allows users to:

•	Create the full scope of appraisals on-line
•	Automate and accelerate the appraisal process using web-based tools
•	Gain instant access to ongoing project details from anywhere in the world
•	Store asset data in a secure repository for future reference, retrieval and analysis
•	Confirm appraisal details via electronic drafts
•	Access appraisals in a 24 x 7 environment
•	Capture all relevant data through drop down text boxes
•	Store and review appraisals in a secure environment
•	Download spreadsheet templates into reports
•	Add attachments, such as image, text or movie files, to reports
•	Ability to add an addendum to a completed appraisal report
•	An aid to Sarbanes-Oxley compliance
•	Ensure compliance with the Uniform Standards of Professional Appraisal Practice

Asset Seller

Asset Seller facilitates instant and global access to a buying community by presenting your surplus equipment or inventory on geasset.com, GE's off-lease equipment re-marketing website. Asset Seller is a proven take-to-market solution that will connect your company's equipment to a global community of qualified organizational buyers using multiple sales platforms, all developed to help maximize asset recovery value and improve cycle time.

Asset Seller brings together multiple sales platforms into one integrated on-line environment, providing flexibility, while maximizing the yield for your surplus equipment.

          Asset Seller's direct sale platform features equipment showcases that are designed to promote private treaty sales. Other sales platforms available through Asset Seller include ranked sealed bid and top bid sale events that enable you to market equipment in an auction-like environment.

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

Third Party Partnerships

In addition to the sale of our core solutions and services, we have entered into marketing or co-marketing agreements with a number of companies that offer services that are complementary to our products and services. We market these complementary services to our customers and prospects and can earn a referral fee if these services are purchased. In some cases our marketing partner has agreed to market our solutions to its customers and prospects and can earn a referral fee. Our marketing partners include:

Partner	Service or Offering
AMEC Services Limited	Engineering Services
Production Access, Inc.	Oil and Gas Data Management Solutions

Business Cycles

We experience some seasonality as a result of lower activity in European markets during the summer months. Additional information on seasonality and trends is set out under the heading “Seasonality and Trends” in Part I - Item 5.

 In addition since many of our customers are large, multinational organizations or quasi-governmental entities, we may experience increasingly longer sales and collection cycles. For additional information regarding business cycles, see Part I - Item 5 under the heading “OPERATING AND FINANCIAL REVIEW AND PROSPECTS - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS”.

STRATEGY

Our business strategy is to expand our customer base, particularly in the oil and gas, health, public authorities, and financial services sectors, through superior software functionality and through the industry expertise of our employees. In particular, our strategy is comprised of the following key components:

Expand joint venture with GE and increase our customer base

Since the launch of GE’s Asset Manager, we have focused our efforts on increasing the number of joint venture customers and enhancing our portfolio of asset management technology. This focus will be a cornerstone of our efforts in 2006.

Strengthen our position as an EAM vendor and improve our visibility among target sectors.

ADB has been ranked by a respected industry analyst as an emerging provider of enterprise asset management solutions. While we have expanded our customer base and increased the number of users of our technology, ADB is committed to solidifying our position as an EAM, particularly among the oil and gas, government, healthcare, and financial services sectors.

Maintain and Enhance Our Technology.

Based on the relative pricing and functionality of our products as compared with those of our competitors, we consider our proprietary software offerings to be competitive, however it is critical that we continue to maintain and enhance our technology.

Enter into and Maximize Alliances.

We have marketing and other relationships with AMEC Services Limited, Production Access, Inc. and a number of other leading companies in a broad range of industries. We believe that these and future relationships will help provide us with access to important industry participants and will help increase our brand awareness.

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

CUSTOMERS

We provide our solutions to customers in a variety of industries, including: oil and gas, healthcare, public authorities, and financial services.

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

The following is a representative list of some of the customers for whom we have implemented or are implementing our solutions:

Customer	Solution(s)	Industry Segment	Geographic Location
AmecFluor (Korean National Oil Company)	WorkMate	Oil and Gas	Korea
BP Norway AS	ProcureMate; WorkMate	Oil and Gas	Norway
GE Capital Solutions	Dyn@mic Seller	Financial Services	US
Halliburton Productos (Halliburton)	WorkMate	Oil and Gas	Brazil
Hordaland fylkeskommune (HFK)	ProcureMate	Public Authority	Norway
National Health Service (UK)	ProcureMate	Healthcare	UK
Paramount	WorkMate	Oil and Gas	Canada
Star Energy HG Gas Storage Limited	WorkMate	Oil and Gas	UK
Talisman Energy Inc.	WorkMate	Oil and Gas	Canada, UK
Paramount Resources Trilogy Energy Trust	WorkMate	Oil and Gas	Canada

Customers serviced by our joint venture, Asset Manager
Kraft Foods Global, Inc.	Asset Tracker	Manufacturing	US
GE Aviation	Asset Tracker	Manufacturing	US

For information regarding the regional market segments in which the Company competes, see Note 24 to the Consolidated Financial Statements in Item 18.

The Company operates in three reportable geographic segments (North America, Ireland/United Kingdom, and Norway). The Company has in the past earned revenue from both retail and non-retail customers. Currently all our revenue is derived from our current business of software licensing, and computer system support and implementation, and no revenue is derived from retail activity.

Net Revenue From Licenses and Services by Geographic Segment		2005	2004
(in thousands)
North America	Licenses	$60	$27
	Services	$596	$769
		$656	$796

Ireland and U.K.	Licenses	$61	$228
	Services	$567	$453
		$628	$681

Norway	Licenses	$351	$71
	Services	$4,140	$3,382
		$4,491	$3,453
		$5,775	$4,930

SALES AND MARKETING

We market our solutions primarily through our direct sales force. Our sales organization is regional with personnel located in our principal offices in Toronto (Canada), Dublin (Ireland), London (UK), Birmingham (UK), Tampa (Florida, USA) and Stavanger (Norway).

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

The GE sales force takes the lead in the sales and marketing efforts of the Asset Manager joint venture.

We use reference customers to assist us in our marketing efforts, both through direct contact with potential customers and through site branding and case studies. We also rely on our co-marketing partners to assist in our marketing efforts.

TECHNOLOGY PLATFORM

ADB has devoted significant resources to developing its proprietary software technology. The technology platform is constructed using distributed software technologies which allow for rapid redevelopment and deployment of new software technology in order to take advantage of emerging business opportunities.

Our company's core technology platform is based on Microsoft applications, including the Windows NT operating system and a SQL server relational database, all residing on scaleable hardware. The software is constructed using an advanced proprietary XML framework and resides on an N-tier architecture. The support of open systems allows integration with a large variety of existing commercial, proprietary and legacy applications. Other applications, which are also operational in a Microsoft NT environment, have been developed using Power Builder and are dependent on an Oracle relational database.

CUSTOMER SERVICE AND TECHNOLOGY

Based on the relative pricing and functionality of our products as compared with those of competitors, we believe that our proprietary software provides a competitive advantage, and that our future success depends, in part, on our ability to continue developing and enhancing that software. Therefore, we have focused our customer service and technology efforts on the continued development of our proprietary software offerings. Over the past year, 16 of our staff members were dedicated to product development and maintenance.

Our ongoing customer service and technology efforts are aimed at the continued “productization” of specific elements of our software, enhancing the features and functionality of our existing software components, the development of new software components, and the integration of superior third party technology into our environment. Productization involves the development of reusable applications to reduce programming time and costs for customer implementations.

Our customer service and technology expenditures were approximately $3.5 million for the year ended December 31, 2005, $3.2 million for the year ended December 31, 2004 and $2.8 million for the year ended December 31, 2003, including salaries and related expenses of our personnel engaged in research and development. Research and development activities in 2005 included the development of Version 3.0 of WorkMate, ADB’s core application for asset management activities, and the development of Version 3.0 of Procurement Manager, ADB’s electronic procurement application.

         Our customer service and technology activities in 2005 included the ongoing development of a new applications framework implemented in Microsoft .Net. The new framework will be used as the foundation of all future Web based products. There was also a substantial amount of time devoted to the extension of our integration tool set, which allows us to connect our core product suite to pre-existing customer owned third party applications.

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

Our major trademarks or tradenames include: ADB™; POWERED BY ADB™; PROCUREMATE™, WORKMATE™, DYN@MIC SELLER™ and DYN@MIC BUYER™. Except for DYN@MIC SELLER™ and DYN@MIC BUYER™, which are unregistered, all of these trademarks and tradenames are the subject of pending applications for registration in one or all of the United States, Canada and Norway. We also claim rights in other unregistered trademarks.

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

Although we offer a broad range of asset lifecycle management solutions, we face significant competition in each of the component product areas from the following companies:

•	Sourcing - Procuri, Inc., B2E Markets, Inc., Emptoris, Inc.,
•	Procurement - MRO Software, Inc., Ariba, Inc., and broader ERP solution providers such as SAP AG, and Oracle
•	EAM - Datastream Ltd., MRO Software, Inc., Indus International Inc., Mincom Ltd., and broader ERP solution providers such as SAP AG, and Oracle
•	Sales solutions - eBay Inc.

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

ITEM 4A - UNRESOLVED STAFF COMMENTS

Not Applicable.

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

Our company is headquartered in Toronto (Canada), and maintains offices in Tampa (U.S.), Dublin (Ireland), London (U.K.), and Stavanger (Norway).

Our shares trade on both the Toronto Stock Exchange (TSX: ADY) and the OTC Bulletin Board (OTCBB: ADBYF).

SELECTED ANNUAL INFORMATION
(in thousands of Canadian dollars)
	2005	2004	2003
License revenue	$472	$326	$533
Service revenue	5,303	4,604	5,320
Total revenue	$5,775	$4,930	$5,853
Operating expenses:
General and administrative	4,204	4,488	4,753
Customer service and technology	3,587	3,134	2,712
Sales and marketing	534	749	1,098
Employee stock options	154	39	193
Depreciation and amortization	132	1,190	1,901
Losses (gains) on disposal of capital assets and strategic investment	-	1	(7)
Other income	(42)	-	(67)
Total operating expenses	8,569	9,601	10,583
Loss from operations	(2,794)	(4,671)	(4,730)

Interest expense:
Cash interest expense	312	173	177
Accretion of secured subordinated notes	405	266	112
Interest income	(10)	(6)	(9)
	707	433	280
Loss before the undernoted	(3,501)	(5,104)	(5,010)
Gain on settlement of demand loan	-	-	2,195
NNET LOSS FOR THE YEAR	$(3,501)	$(5,104)	$(2,815)

LOSS PER SHARE, BASIC AND DILUTED	$(0.05)	$(0.08)	$0.05)

RECONCILIATION OF NET LOSS TO EBITDA
Year ended (In thousand of Canadian dollars)	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003

Net loss for the year, as per above	$(3,501)	$(5,104)	$(2,815)
Reconciling items:
Employee stock options	154	39	193
Interest expense:
Cash interest expense	312	173	177
Accretion of secured subordinated notes	405	266	112
Depreciation and amortization	132	1,190	1,901
Losses (gains) on disposal of capital assets and strategic investment	-	1	(7)
Other income	(42)	-	(67)
Interest income	(10)	(6)	(9)
Gain on settlement of demand loan	-	-	(2,195)
EBITDA	$(2,550)	$(3,441)	$(2,710)

Year ended (In thousand of Canadian dollars)	Dec. 31, 2005	Dec.31, 2004	Dec. 31, 2003

Total Assets	$1,843	$2,493	$3,211
Total Long-term liabilities	$1,800	$1,684	$721

A.  OPERATING RESULTS

Comparison of Years Ended December 31, 2005 and December 31, 2004

Net Loss. Our net loss for the year ended December 31, 2005 was $3.501 million, a decrease of 31.4 percent from the net loss of $5.104 million reported for the year ended December 31, 2004.

The loss before employee stock options, depreciation and amortization, interest expense and interest income (“EBITDA”) was $2.550 million for 2005 as compared to $3.441 million for 2004, a decrease of 25.9 percent. The Company considers EBITDA to be a meaningful performance measure as it provides an approximation of operating cash flows. This decrease was the result of a $845,000 increase in revenue from $4.930 million in 2004 to $5.775 million in 2005 and a $46,000 decrease in the associated expenses (general and administrative, customer service and technology and sales and marketing) from $8.371 million in 2004 to $8.325 million in 2005. The reduction in expenses of 0.5 percent in 2005 when compared to 2004 was achieved in the areas of general and administrative expenses by $284,000 and sales and marketing expenses by $215,000, partially offset by an increase in customer service and technology expenses of $453,000.

Revenue. Revenue is comprised of software license sales and service fees for consulting, implementation, application hosting, training, maintenance and support activities.

Revenue increased to $5.775 million for the year ended December 31, 2005 from $4.930 million for the year ended December 31, 2004, representing a growth of 17.1 percent. This growth was attributable to the increased revenue in Norway of $1.038 million, partially offset by reduced revenue in North America of $140,000 and reduced revenue in Ireland/U.K. of $53,000.

Norway’s revenue growth was based mainly on the new customer relationship with MESTA AS.

In North America, continued focus on GE Asset Manager, LLC joint venture activities in preparation for long-term growth resulted in the decline in current year’s revenue.

General and Administrative. General and administrative expenses include, primarily: all salaries and related expenses (including benefits and payroll taxes) other than technology staff compensation (which is included in customer service and technology expenses), and sales and marketing staff compensation (which is included in sales and marketing expenses), occupancy costs, foreign exchange gains or losses, professional fees, insurance, investor relations, regulatory filing fees, and travel and related costs.

General and administrative expenses decreased by $284,000 to $4.204 million for the year ended December 31, 2005, as compared to $4.488 million for the year ended December 31, 2004, representing a decline of 6.3 percent.

Year-over-year savings in the amount of $115,000 resulted from salary expense reductions arising from a smaller administrative workforce and favourable Canadian dollar exchange rates pertaining to US dollar-denominated salaries. These savings were partially offset by increased professional fees ($95,000) due largely to increased reliance on outside contractors in Norway. Continued cost containment efforts resulted in $38,000 savings in travel expenses, savings in investor relations of $84,000 and a reduction in connectivity and occupancy costs of $128,000 largely due to the relocation of the North American head office and the administrative office in Ireland.

Sales and Marketing. Sales and marketing costs include all salaries and related expenses of sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs.

Sales and marketing costs for the year ended December 31, 2005 amounted to $534,000, as compared to $749,000 for 2004, a decrease of 28.7 percent. This decrease is attributable to lower staffing levels in the sales department combined with decreased advertising and tradeshow activities and related travel expenses throughout 2005.

Customer Service and Technology. Customer service and technology expenses consist of costs associated with acquired and internally developed software, and research and development expenses, including fees to independent contractors and salaries and related expenses of personnel engaged in these activities.

Customer service and technology expenses increased to $3.587 million for the year ended December 31, 2005 from $3.134 million for the year ended December 31, 2004, an increase of 14.5 percent. The increase in costs is due primarily to an increase in staffing levels over last year in Norway and North America, coupled with an increase in salary levels and an increase in recruiting fees ($462,000).

Employee Stock Options. Effective January 1, 2003, the Company adopted the accounting recommendations contained in the CICA handbook Section 3870 - “Stock-based Compensation and Other Stock-based Compensation Payments”. As a result, the Company recorded an employee stock option expense of $154,000 for the year ended December 31, 2005 and $39,000 for the year ended December 31, 2004, an increase of 294.9 percent. The increase in employee stock option expense was due to the vesting of stock options that were granted in early 2005. No employee stock options were granted in 2004. The 2004 expense arises from the vesting of stock options that were granted in 2003. No stock compensation expense is recognized for employee grants made before January 1, 2003.

Depreciation and Amortization. Depreciation and amortization expense was $132,000 for the year ended December 31, 2005 as compared to $1.190 million for the year ended December 31, 2004, a decrease of 88.9 percent. This decrease reflects software acquired in the acquisition of ADB Systemer which was fully amortized by the end of the third quarter of 2004.

Interest Expense. Interest expense reflects interest incurred from debt instruments and loans. Interest expense for the year ended December 31, 2005 was $717,000 compared to $439,000 for December 31, 2004. During 2005, cash interest expense of $312,000 and non-cash interest expense of $405,000 was incurred related to secured subordinated notes. Comparatively, cash interest expense of $173,000 and non-cash interest expense of $266,000 was recorded in 2004. The increase in interest expense was due to the increase in secured subordinated notes outstanding during 2005.

Interest Income. Interest income reflects interest from investments in cash and marketable securities. Interest income was negligible for both years ended December 31, 2005 and 2004.

Other Income. During the year ended December 31, 2005, the Company received a $42,000 refund from a U.S.-based credit card institution formally engaged by the Company when it operated its on-line retail activities in the U.S. No similar refunds were received in 2004.

Comparison of Years Ended December 31, 2004 and December 31, 2003

Net Loss. Our net loss for the year ended December 31, 2004 was $5.104 million, an increase of 81.3 percent over the net loss of $2.815 million reported for the year ended December 31, 2003. The net loss for 2003, however, included a gain of $2.195 million from the settlement of a demand loan and revenue from retail activities. Excluding these items outside of the normal course of operations (although not considered extraordinary items), our 2004 loss of $5.104 million represents a 0.5 percent increase over the 2003 loss of $5.077 million.

The loss before employee stock options, depreciation and amortization, interest expense and interest income (“EBITDA”) was $3.441 million for 2004 as compared to $2.710 million for 2003, an increase of 27.0 percent. The Company considers EBITDA to be a meaningful performance measure as it provides an approximation of operating cash flows. This increase was the result of a $923,000 decrease in revenue from $5.853 million in 2003 to $4.930 million in 2004, partially offset by a $192,000 decrease in the associated expenses of $8.563 million in 2003 to $8.371 million in 2004. The reduction in expenses of 2.2 percent in 2004 when compared to 2003 was achieved in the areas of general and administrative expenses by $283,000 and sales and marketing expenses by $349,000, partially offset by an increase in customer service and technology expenses of $440,000.

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

General and Administrative. General and administrative expenses include, primarily: all salaries and related expenses (including benefits and payroll taxes) other than technology staff compensation (which is included in customer service and technology expenses), and sales and marketing staff compensation (which is included in sales and marketing expenses), occupancy costs, foreign exchange gains or losses, professional fees, insurance, investor relations, regulatory filing fees, and travel and related costs.

General and administrative expenses decreased by $265,000 to $4.488 million for the year ended December 31, 2004, as compared to $4.753 million for the year ended December 31, 2003, representing a decline of 5.6 percent.

Year-over-year savings in the amount of $183,000 resulted from salary expense reductions arising from a smaller administrative workforce and favourable Canadian dollar exchange rates pertaining to US dollar-denominated salaries. Continued cost containment efforts resulted in $67,000 savings in travel expenses and the reduction of occupancy and connectivity costs in the amount of $47,000 associated with the change of North American office locations and decreased utility costs as the result of Norway office leases renegotiations. Reductions in foreign exchange losses of $59,000 and in insurance costs of $41,000 also added to the savings. Expense reductions were partially offset by increased investor relation costs in the areas of consulting ($96,000) and increased professional services expenses associated with regulatory filings ($23,000).

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

Customer Service and Technology. Customer service and technology expenses consist of costs associated with acquired and internally developed software, and research and development expenses, including fees to independent contractors and salaries and related expenses of personnel engaged in these activities.

Customer service and technology expenses increased to $3.134 million for the year ended December 31, 2004 from $2.712 million for the year ended December 31, 2003, an increase of 15.6 percent. This increase is attributable to increased salary expenses resulting largely from increases in the number of technology personnel in Ireland/UK and Norway.

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

Other Income. During 2003, the Company received a $67,000 refund from a U.S.-based credit card institution formally engaged by the Company when it operated its on-line retail activities in the U.S. No similar refunds were received in 2004.

SIGNIFICANT ACCOUNTING POLICIES

Critical Accounting Policies
We prepare the consolidated financial statements of ADB in conformity with accounting principles generally accepted in Canada. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets, liabilities and shareholders’ equity at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented. The significant accounting policies employed by ADB are described in our 2005 Annual Report within Note 3 to the Consolidated Financial Statements. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Continuation of the Business
The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2005. Our 2006 business plan includes a significant increase in revenue and operating cash flow primarily from major new contracts in Norway, the UK and North America. Management believes that it has the ability to raise additional financing if required. The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

Revenue Recognition
The Company’s revenues are derived from software license fees, implementation, training and consulting services, product maintenance and customer support, software development, and hosting fees. Fees for services are billed separately from licenses of the Company’s product. The Company recognizes revenue in accordance with Canadian GAAP, which in the Company’s circumstances, are not materially different from the amounts that would be determined under provisions of the American Institute of Certified Public Accountants Statements of Position (SOP) No. 97-2, “ Software Revenue Recognition”, and as amended by Statement of Position 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions”. The Company also considers the provisions of The Canadian Institute of Chartered Accountants (“CICA”) EIC 141, which is analogous to Staff Accounting Bulletin (SAB) 104, “Revenue Recognition in Financial Statements”, and CICA EIC 142, which is analogous to the Emerging Issues Task Force consensus on EITF 00-21, “Accounting for Revenue Arrangements with Multiple Elements,” in determining the appropriate revenue recognition methodology.

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

Deferred Charges
Deferred charges are comprised of expenditures incurred in the issuance of secured subordinated notes. The deferred charges are amortized over the term of the underlying notes on a straight-line basis. In accordance with Canadian GAAP, conversion of the underlying notes results in the allocation of the associated unamortized deferred charge to shareholders’ deficiency. Under U.S. GAAP, note conversion results in the expensing of the associated unamortized deferred charge. The impact of this difference in Canadian GAAP from U.S. GAAP is disclosed in these notes to the consolidated financial statements under Canadian and United States accounting policy differences (See Note 23 to the Consolidated Financial Statements.)

Secured Subordinated Notes
Financial instruments that contain both a liability and an equity element are required to have the instrument’s component parts classified separately under Canadian GAAP. The Company uses the Cox-Rubinstein binomial valuation model to determine the fair value of the conversion feature at the issue dates of convertible secured subordinated notes and discloses the liability and equity components separately on its balance sheet. U.S. GAAP does not permit separate disclosure of different elements of a financial instrument in the financial statements. The impact of this difference in U.S. GAAP from Canadian GAAP is disclosed in the notes to these consolidated financial statements under Canadian and United States accounting policy differences (See Note 23 to the Consolidated Financial Statements for the year ended December 31, 2005 at Item 18).

Adoption of New Accounting Pronouncements:

(i) CONSOLIDATION OF VARIABLE INTEREST ENTITIES
Effective January 1, 2005, the Company adopted Accounting Guideline 15, Consolidation of Variable Interest Entities (“AcG-15”). AcG-15 addresses the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. AcG-15 addresses when an enterprise should include the assets, liabilities and results of activities of such an entity in its consolidated financial statements. There was no impact to the consolidated financial statements of the Company as a result of adopting this standard since the

Company does not have an interest in any entities that is subject to control on a basis other than ownership of voting interests.

(ii) ARRANGEMENTS CONTAINING A LEASE
Effective January 1, 2005, the Company adopted CICA EIC 150, Determining whether an Arrangement Contains a Lease (“EIC 150”). EIC 150 addresses a situation where an entity enters into an arrangement, comprising a transaction that does not take the legal form of a lease but conveys a right to use a tangible asset in return for a payment or series of payments. There was no impact to the consolidated financial statements of the Company as a result of the adoption of this new standard since the Company has not entered into such arrangements.

Recent Canadian Accounting Pronouncements:

(i) NON-MONETARY TRANSACTIONS
In 2005, the CICA issued Handbook Section 3831, Non-monetary transactions (“CICA 3831”), replacing Section 3830, Non-monetary transactions. CICA 3831 requires that an asset exchanged or transferred in a non-monetary transaction must be measured at its fair value except when: the transaction lacks commercial substance; the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange; neither the fair value of the asset received nor the fair value of the asset given up is reliably measurable; or the transaction is a non-monetary nonreciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation. In these cases the transaction must be measured at the carrying value. The new requirements are effective for transactions occurring on or after January 1, 2006. The Company does not expect that this new standard will have a material impact on its consolidated financial statements.

(ii) FINANCIAL INSTRUMENTS
In 2005, the CICA issued Handbook Section 3855, Financial Instruments - Recognition and Measurement, Handbook Section 1530, Comprehensive Income, and Handbook Section 3865, Hedges. The new standards will be effective for interim and annual financial statements commencing in 2007. Earlier adoption is permitted. The new standards will require presentation of a separate statement of comprehensive income. Derivative financial instruments will be recorded in the balance sheet at fair value and the changes in fair value of derivatives designated as cash flow hedges will be reported in comprehensive income. The existing hedging principles of AcG-13 will be substantially unchanged. The Company is assessing the impact of these new standards.

B. LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY
The Company has been funded to date primarily through a series of private placements of equity and convertible debentures, sales of equity to and investments from strategic partners, gains from investments and option exercises. Since inception, the Company has received aggregate net proceeds of $89.4 million from debt and equity financing and has realized $23.7 million in gains on investment disposals. The Company has not earned profits to date and, at December 31, 2005, has an accumulated deficit of $108.367 million. The Company expects to incur losses into 2006 and there can be no assurance that it will ever achieve profitability. Operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of the Company’s control.

The Company has incurred negative annual cash flows from operations since inception and expects to continue to expend substantial funds to continue to develop technology, build an infrastructure to support business development efforts and expand other areas of business including the acquisition of, or strategic investments in, complementary products, businesses or technologies. The Company has historically relied on non-operational sources of financing to fund its operations. The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2005. Management’s 2006 business plan includes a significant increase in revenue and operating cash flow primarily from major new contracts in Norway, the UK and North America. Management’s 2006 business plan indicates that approximately $1.5 million in non-operational funding will be required, in addition to the $755,000 in gross proceeds raised from Series J notes in February 2006. Management believes that it has the ability to raise additional financing as required. The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

Cash and cash equivalents decreased by $162,000 to $291,000 as at December 31, 2005 from $453,000 as at December 31, 2004.

Current assets of $1.586 million is below current liabilities (excluding deferred revenue) of $2.609 million in the current fiscal year by $1.023 million. Current assets of $2.196 million exceeded current liabilities (excluding deferred revenue) of $1.680 million by $516,000 in the prior year. Deferred revenue has been excluded from current liabilities as it is expected to be settled by resources other than cash.

As of May 31, 2006 we had case on hand and marketable securities of approximately $969,000. Management believes it has the ability to raise additional financing if required.

Cash Flows
i) Operating:
Cash outflows from operating activities decreased significantly to $1.9 million in the current fiscal year compared to cash outflows from operating activities of $3.3 million in the prior year.
Non-cash working capital resulted in inflows of $910,000 in fiscal 2005 as compared to inflows of $322,000 in fiscal 2004, an increase of $588,000, as summarized in the following table:

	2005	2004	Difference
	(in thousands)
Accounts receivable	$381	$(151)	$532
Deposits and prepaid expenses	67	(8)	75
Accounts payable	372	288	84
Accrued liabilities	101	139	(38)
Deferred revenue	6	44	(38)
Effect of currency translation	(17)	10	(27)
	$910	$322	$588

ii) Investing:
No significant cash flows resulted from investing activities in fiscal 2005. In 2005, $36,000 was spent on capital asset acquisitions as compared to $40,000 in expenditures for 2004. In 2005, proceeds in the amount of $4,000 were earned from the disposal of capital assets. No such proceeds were earned in 2004.

iii) Financing:
Cash flows generated as the result of financing activities totaled $1.8 million in fiscal 2005. The sources of cash included an equity private placement, issuance of convertible debt and advances from related parties, which was slightly offset by deferred financing costs related to the convertible debt issuance. Cash flows generated in financing activities were $3.3 million for 2004, including an equity private placement and issuance of convertible debt, which was slightly offset by deferred financing costs related to the convertible debt issuance.

iv) Contractual Obligations:
As at December 31, 2005 the Company's contractual obligations, including payments due by periods over the next five years, are as follows:

(in thousands of Canadian dollars)	Total	2006	2007	2008	2009	2010	2011 and thereafter
Operating leases	$1,670	$401	$376	$325	$276	$146	$146
License agreements	390	120	120	120	30	-	-
Secured subordinated notes -principal repayment(a)	3,455	375	1,880	-	-	1,200	-
Secured subordinated notes - interest payment (a) (b)	1,306	158	620	-	-	528	-
	$6,821	$1,054	$2,996	$445	$306	$1,874	$146

(a) Assumes secured subordinated notes are held to maturity.
(b) Assumes interest in the amount of $132,000 related to Series I note is payable in common shares in 2006.

CAPITAL RESOURCES
There were minor additions to capital assets during the years ended December 31, 2005 and 2004.

During 2005, the Company incurred $32,000 of costs associated with the issuance of secured subordinated notes, which were recorded as deferred financing charges, as compared to $167,000 in 2004. The deferred financing charges are being amortized on a straight-line basis over the term of the underlying notes.

Funding
Overview. The Company has been funded to date primarily through a series of private placements of equity and convertible debentures, sales of equity to and investments from strategic partners, gains from investments and option exercises. Since inception, the Company has received aggregate net proceeds of $89.4 million from debt and equity financing and has realized $23.7 million in gains on investment disposals.

Funding - 2006
On February 8, 2006, the Company completed a transaction resulting in the issuance of Series J secured subordinated notes with a face value of $755,000. The Series J notes were issued to private investors including an amount totaling $105,000 issued to three directors/officers of the Company. The Series J notes mature February 8, 2011, have an annual interest rate of 11 percent and are convertible into equity units at a price of $0.15 per unit. Interest for the first year is payable in shares of the Company with interest payable for the remaining term of the notes payable in cash upon the earlier of maturity and conversion. Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.20. The warrants expire on the earlier of (i) February 8, 2009 and (ii) the date which is sixty days following the issuance of a notice by the Company to holders confirming that the closing price of the Company’s common shares, on the Toronto Stock Exchange, was greater than or equal to $0.35 for any 10 consecutive trading days. The conversion provisions are subject to a four month and one day hold period. The Series J notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

Funding - 2005
On February 23, 2005, the Company completed a transaction resulting in the issuance of 2.5 million equity units at a price of $0.23 per unit for net proceeds of $570,000. Each equity unit consists of one common share and one common share-purchase warrant with an exercise price of $0.40 each. The warrants expire on February 22, 2009.

On September 12, 2005, the Company issued Series I secured subordinated notes with a face value of $1,200,000 for net proceeds of $1,063,000. The Series I notes were issued to private investors including an amount totaling $110,000 issued to four directors/officers of the Company. The Series I notes mature September 12, 2010, have an annual interest rate of 11 percent and are convertible into equity units at a price of $0.15 per unit. Interest for the first year is payable in shares with the provision that the total number of shares issued as interest payment cannot exceed 974,000 shares. Any of the first year interest not paid through the issuance of shares will be paid in cash. Interest payable for the remaining term of the notes is payable in cash upon the earlier of maturity and conversion. Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.20. The warrants expire on September 12, 2010. The Series I notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

C. CUSTOMER SERVICE AND TECHNOLOGY

For a discussion of the Company’s customer service and technology policies for the last three years, see Item 4 - B. BUSINESS OVERVIEW under the heading “CUSTOMER SERVICE AND TECHNOLOGY”.

D. TREND INFORMATION

Seasonality and Trends

Historically, revenues have remained relatively consistent when compared with the same quarter of the prior year; however; there was a significant growth in the 2005 first quarter revenue of $352,000, third quarter revenue of $233,000, and fourth quarter revenue of $301,000 when compared to the same quarter of 2004. Overall, 2005 revenue increased by $845,000, representing a 17.1 percent growth from 2004.

The growth in revenue during 2005 was primarily attributable to increased revenue in Norway of $1.038 million, partially offset by reduced revenue from North America of $140,000 and Ireland/U.K. of $53,000. The Company continued to focus time and resources on building the joint venture with GE, which has resulted in short term opportunity cost but is believed to be in our best interests in 2006 and beyond.  Early in 2005 ADB also saw slower than expected activity related to the NHS (UK) but experienced growth in late Q3 and through the Q4 ending on December 31, 2005.  Through 2005 the Company maintained cost controls as evidenced by total year-over-year operational expense reduction of about $1.032 million.  In the ADB business model, revenue growth requires very minimal corresponding increases in expenses.

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

At December 31, 2005, one customer accounted for 40 percent of total accounts receivable. At December 31, 2004, there were three customers that accounted for 18 percent, 13 percent and 11 percent, respectively, of total accounts receivable. The Company does not have a history of non-payment.

Net Operating Losses for Tax Purposes.
We have available an aggregate of approximately $23 million of net operating losses for tax purposes that may be used to reduce taxable income in future years, of which $1.4 million expires in 2008, $3.8 million expires in 2009, $3.0 million expires in 2010, and $3.5 million expires in 2015. In addition, there is $11.3 million that do not expire related to tax losses in Ireland. Our net operating losses are subject to assessment of our tax returns by taxation authorities.

E. OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet special purpose entities or other off-balance sheet arrangements.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As at December 31, 2005 the Company's contractual obligations, including payments due by periods over the next five years, are as follows:

(in thousands of Canadian dollars)	Total	2006	2007	2008	2009	2010	2011 and thereafter
Operating leases	$1,670	$401	$376	$325	$276	$146	$146
License agreements	390	120	120	120	30	-	-
Secured subordinated notes -principal repayment(a)	3,455	375	1,880	-	-	1,200	-
Secured subordinated notes - interest payment (a) (b)	1,306	158	620	-	-	528	-
	$6,821	$1,054	$2,996	$445	$306	$1,874	$146

(a) Assumes secured subordinated notes are held to maturity.
(b) Assumes interest in the amount of $132,000 related to Series I note is payable in common shares in 2006.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth the name, age and position of each of the individuals who served as a director and/or an executive officer during the past year. This list includes the dates of resignation and appointment, as applicable, of individuals who resigned or were appointed directors or officers during the past year. This information is supplied based on our records and information furnished by our executive officers and directors.

Name	Age	Position
Directors
Jeffrey Lymburner	49	Director and Chief Executive Officer
T. Christopher Bulger(1),(2),(3)	49	Director and Chairman of the Board
Jim Moskos	43	Director and President, ADB Technology Group
Darroch (Rick) Robertson (3)	54	Director
Duncan G. Copeland(1),(2),(3)	49	Director
David Gelineau(1),(2)(4)	47	Director

Paul Godin,(5)	53	Former Director

Executive Officers (other than Messrs. Lymburner, and Moskos)
Jan Pedersen (6)	48	President, Norwegian Operations and Former Director
Michael Robb(7)	43	Former Chief Financial Officer and Corporate Secretary
Aidan Rowsome(8)	44	Former Vice-President, Global Sales

         ________________________

            (1) Member of the Management Resources and Compensation Committee.
            (2) Member of the Corporate Governance Committee.
            (3) Member of Audit Committee.
            (4) Appointed September 23, 2005.
            (5) Resigned September 23, 2005.
            (6) Resigned as Director September 30, 2005, currently President, Norwegian Operations.
            (7) Resigned October 14, 2005.
         (8) Resigned February 25, 2005.

The business experience of each of our current directors and executive officers for at least the last five years is as follows:

Directors

JEFFREY LYMBURNER, Oldsmar, Florida
Director since May 28, 1996
Chief Executive Officer

Mr. Lymburner has been our Chief Executive Officer since August 1, 1999 and was a founding shareholder of our company. He was President of our company from its founding in 1995 to October 11, 2001. Prior to the founding of our company, Mr. Lymburner was President of Completely Mobile Inc., a cellular and wireless data company, from 1990 to 1995.

T. CHRISTOPHER BULGER, Toronto, Ontario
Director since May 28, 1996
Chairman of the Board of Directors and Chairman of the Management Resources and Compensation Committee

Mr. Bulger has been our Chairman of the Board since October 14, 2005 and a director of the Company since May 28, 1996. Mr. Bulger is Chairman and Chief Executive Officer of Megawheels Inc., a software and solutions provider to the online classified advertising industry, listed on the Canadian Venture Exchange. From December 1999 to December 2001, Mr. Bulger was President and Chief Executive Officer of eLab Technology Ventures Inc. Mr. Bulger served as Executive Vice President of our Company from September 1998 to December 1999 and Chief Financial Officer of the Company from April 1996 to September 1998. Mr. Bulger is a CFA and holds an MBA from INSEAD, France and an HBA from The Richard Ivey School of Business, Canada.

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

DARROCH (RICK) ROBERTSON, London, Ontario
Director since June 25, 2003
Chairman of the Audit Committee

Mr. Robertson has been an Associate Professor of Business at the Richard Ivey School of Business, The University of Western Ontario, for the past five years. He is currently the Director of MBA program and was the Director of the undergraduate HBA program at the Ivey School. Mr. Robertson was also a director and chair of the audit committee of Stackpole Limited, a TSX listed company. Mr. Robertson has also served as an elected member of council for the Institute of Chartered Accountants of Ontario, where he was chair on the audit committee and by-laws committee. Mr. Robertson is a CA and holds an MBA and PhD (Business) from the University of Western Ontario.

DUNCAN COPELAND
Director since June 23, 2004
Chair of the Corporate Governance Committee and a Member of the Audit and Management Resources and Compensation Committees

Mr. Copeland is President of Copeland and Company, a consultancy based in Potomac, Maryland. He has been a Director of the Company since its inception, except for the period from 2001-2004. Mr. Copeland has been a member of the faculties of the Richard Ivey School of Business, The University of Western Ontario and the Robert Emmett McDonough School of Business, Georgetown University. He is a trustee of the Charles Babbage Foundation. Mr. Copeland holds a doctorate from the Harvard Business School.

Executive Officer
(other than Messrs. Lymburner and Moskos)

JAN PEDERSEN, Stavanger, Norway
Director June 12, 2002 - Resigned September 30, 2005

Mr. Pedersen has been President of our Norwegian Operations since October 11, 2001. Prior to that, Mr. Pedersen founded and acted as CEO of ADB Systemer ASA since 1988. From October 11, 2001 until May 18, 2005 Mr. Pedersen was responsible for the Company’s European operations. Mr. Pedersen has broad software experience with clients such as Saga Petroleum, Statoil, BP Norway, Elf Petroleum and the Norwegian Petroleum Directorate. He holds a Master Science degree in Civil Engineering, the technical university in Trondheim, Norway.

B.  COMPENSATION

Summary Compensation Table

The following table provides a summary of compensation earned during the most recently completed fiscal year by our Chief Executive Officer and our four highest paid executives, other than the Chief Executive Officer, who earned in excess of $100,000.

	Annual Compensation				Awards
				Other Annual	Options/SARs
		Salary	Bonus	Compensation	Granted
Name And Principal Position	Year	($)	($)	($)(1)	(#) (2)
Jeffrey Lymburner	2005	116,300	Nil	13,950	155,300
CEO (3)	2004	130,130	Nil	15,616	Nil
	2003	140,150	$3,503	16,818	Nil

Mike Robb	2005	180,000	Nil	12,000	100,000
CFO (4)	2004	144,583	Nil	6,600	Nil
	2003	76,250	Nil	5,362	Nil

James Moskos	2005	200,000	Nil	12,000	650,000
President, Technology Group	2004	190,000	Nil	12,000	Nil
	2003	193,333	15,000	12,000	220,202

Jan Pedersen	2005	172,800	Nil	Nil	150,000
President, Norwegian Operations	2004	201,657	Nil	Nil	Nil
	2003	181,843	40,358	Nil	22,378

Aidan Rowsome	2005	185,167	Nil	16,517	Nil
Vice-President, Global Sales(5)	2004	205,166	1,020	16,955	Nil
	2003	173,430	10,033	17,747	122,580

(1)	The Company’s provision of automotive related expenses and options.

(2)	All numbers have been adjusted to reflect the two for one consolidation of our shares in October, 2001.

(3)	Mr. Lymburner’s salary is U.S. $100,000.

(4)	Joined the Company on Feb 26, 2003 as Director of Finance. He was appointed as CFO and Corporate Secretary on August 12, 2003 and resigned from the Company effective October 14, 2005.

(5)	Aidan Rowsome resigned from the Company effective March 1, 2005.

Messrs. Lymburner, Moskos, Pedersen and Rowsome volunteered salary reductions in the 2002 and 2003 calendar years, ranging from fifteen percent to fifty percent. In exchange for the foregone salary, the executives were granted stock options, vesting quarterly in arrears, in an amount equal to the amount of foregone salary divided by the exercise price of the options (being the market price of the Company’s shares on the day prior to the date of the grant). These salary reductions took effect January 1, 2002. The salary reductions will not affect any severance entitlement for the individuals concerned.

Our company has a stock option plan which provides for the issuance of stock options to employees, which may expire as much as 10 years from the date of grant, at prices not less than the fair market value of the common shares on the date of grant. The Management Resources and Compensation Committee of the Board of Directors reserves the right to attach vesting periods to stock options granted. For options granted to directors and senior management during the fiscal year ended December 31, 2005 see Compensation Table above. For option grants to outside directors during the fiscal year ended December 31, 2005, not included in the above mentioned compensation table, see the table below under the heading Compensation of Directors.

During 2005, we did not provide any pension, retirement or similar benefits to our directors and officers as a group. Our employees based in Ireland and the United Kingdom participate in a retirement savings arrangement where employee contributions to personal retirement savings accounts are matched by the Company to a maximum of six percent of salary. This arrangement does not represent a future pension obligation to the Company. Mr. Rowsome participates in this plan.

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

Compensation of Directors

  Our directors receive no fees for meetings of the Board or committees of the Board which they attend, and no fee for the signing of any resolution of directors or documents on behalf of our company. Upon joining the Board directors are granted 25,000 stock options plus an additional 5,000 options per committee they are members of, all priced at the closing price of the Company’s common shares on the Toronto Stock Exchange on the last business day preceding the date on which the option is approved. The following table provides a summary of the option grants to outside directors during 2005, which were not included in the previous compensation table.

Stock Option Grants to Outside Directors during the fiscal year ended December 31, 2005

Name:	# Options Granted	Price CDN$	Date of Grant	Expiry Date of Option
Chris Bulger	70,000	0.22	Jan. 25, 2005	Jan. 25, 2010
	400,000	0.16	Dec. 22, 2005	Dec. 22, 2010
Duncan Copeland	70,000	0.22	Jan. 25, 2005	Jan. 25, 2010
	40,000	0.17	Nov. 15, 2005	Nov. 15, 2008
Darroch Robertson	80,000	0.22	Jan. 25, 2005	Jan. 25, 2010
David Gelineau	35,000	0.17	Nov. 15, 2005	Nov. 15, 2008

All directors are reimbursed for reasonable out-of-pocket travel and other expenses incurred by them in attending Board meetings or Committee meetings.

C. BOARD PRACTICES

Our articles of incorporation currently provide for a Board of Directors consisting of not less than 3 and not more than 15 directors, to be elected annually. The Business Corporations Act (Ontario) provides that, where a minimum and maximum number of directors is provided for in the articles of a company, the directors of that company may, if empowered by special resolution of the shareholders, by a resolution determine the number of directors to be elected at each annual meeting of the shareholders. Our Board of Directors has the authority to fix the number of directors to a number within the minimum and maximum number of directors as set forth in the articles, and has determined by resolution that the size of the Board is 6 directors.

Our Board of Directors presently consists of 6 directors. Under Canadian law, a majority of our Board of directors and of each of our Board Committees must be residents of Canada, subject to certain exceptions. Each of our directors holds office until the next annual meeting of shareholders, until his successor has been elected and qualified, or his earlier resignation or removal. Our executive officers are appointed by our Board of directors and serve at the discretion of our Board of Directors.

Except for Jeffrey Lymburner's salary protection agreements, no director has any contract or arrangement entitling them to benefits upon termination of their directorship.

The three committees of the Board are the Audit Committee, Management Resources and Compensation Committee, and the Corporate Governance Committee.

The Audit Committee, all of whose members are unrelated as defined by the TSX Corporate Governance Guidelines and Independent Nasdaq Rules, meets with our management and our auditors on a periodic basis, before the release of quarterly results and before submission of our annual financial statements to the Board. The committee is responsible for the review and assessment of our audit practices, financial reporting and internal controls, inquiry of the auditors as to cooperation in access and disclosure by our management and the ultimate approval of our annual financial statements for submission to the Board and to the shareholders. The committee is also responsible for the appointment, compensation and oversight of the work of our auditors (including resolution of disagreements between management and our auditors regarding financial reporting). Our Audit Committee consists of Darroch Robertson (Chairman), Chris Bulger and Duncan Copeland.

The Management Resources and Compensation Committee, all of whose members are unrelated as defined by the TSX Corporate Governance Guidelines, is responsible for recommendations to the Board regarding the appointment or removal of executive officers, reviewing the performance of the executive officers and fixing their compensation. The committee is also responsible for administering our stock option plan and ensuring that salary and benefit programs are continuously suitable for attracting, retaining and encouraging the development of knowledgeable, experienced and capable management and employees. The Management Resources and Compensation Committee of our Company consists of Christopher Bulger (Chairman), Duncan Copeland, and David Gelineau all of whom are directors of our Company. The composition of the committee changed during fiscal 2005 due to the resignation of Paul Godin from the board of directors effective September 23, 2005. Mr. Gelineau was appointed in Mr. Godin’s place.

The Corporate Governance Committee, all of whose members are unrelated as defined by the TSX Corporate Governance Guidelines, oversees the implementation of our governance practices. The committee also oversees the process for nominations to the Board and assesses the overall effectiveness of the Board. The Corporate Governance Committee consists of Duncan Copeland (Chairman), Chris Bulger, and David Gelineau all of whom are directors of our Company. The composition of the committee changed during fiscal 2005 due to the resignation of Paul Godin from the board of directors effective September 23, 2005. Mr. Gelineau was appointed in Mr. Godin’s place.

D. EMPLOYEES

As of May 31, 2006 we employed a total of 46 full-time employees and one part-time employee as follows:

	North America	Ireland and UK	Norway
Sales and Marketing	4	1	2
Technical Services	4	0	12
Product Group	3	0	12
Finance and Admin	3	0	2
Executive	2	0	1
TOTAL	16	1	29

The number of our employees as of May 31, 2006 represents a 6% decrease in our workforce as compared with the number of our employees as of December 31, 2005.

As of December 31, 2005 we employed a total of 49 full-time employees and one part-time employee as follows:

	North America	Ireland and UK	Norway
Sales and Marketing	4	2	2
Technical Services	4	0	12
Product Group	4	0	12
Finance and Admin	4	0	2
Executive	2	0	1
TOTAL	18	2	29

As of December 31, 2004 we employed a total of 46 full-time employees and one part-time employee as follows:

	North America	Ireland and UK	Norway
Sales and Marketing	4	1	2
Technical Services	4	2	9
Product Group	4	0	10
Finance and Admin	3	1	2
Executive	3	1	1
TOTAL	18	5	24

As of December 31, 2003 we employed a total of 50 full-time employees and no part-time employees as follows:

	North America	Ireland and UK	Norway
Sales and Marketing	5	1	1
Technical Services	5	2	12
Product Group	2	0	10
Finance and Admin	4	1	2
Executive	3	1	1
TOTAL	19	5	26

  None of our employees are represented by a labor union, and we consider our employee relations to be good.

E. SHARE OWNERSHIP

The following table sets forth information concerning share and option ownership of each of our current directors and officers and includes individuals who resigned as an officer or director during 2005, as of May 31, 2006:

Name	Number of Common Shares Owned (1)(2)	Number of Common Underlying Options (3)	Range of Exercise Prices of Options	Range of Expiration Dates of Options	Percentage of Common Shares Beneficially Owned (4)
Jeffrey Lymburner	4,211,975	155,300	$0.22	1/25/10	5%

T. Christopher Bulger	265,000	475,000	$0.16-$0.37	07/03/06 - 12/22/10	*

Jim Moskos	21,375	870,202	$0.16-$0.35	07/03/06 - 12/22/10	*

Darroch Robertson	5,000	110,000	$0.22-$0.37	07/03/06 - 1/25/10	*

Duncan Copeland	87,050	110,000	$0.17-$0.22	11/15/08 - 1/25/10	*

David Gelineau	1,400	35,000	$0.17	11/15/08	*

Jan Pedersen(5)	681,010	172,378	$0.22-$0.33	07/03/06 - 1/25/10	*

Michael Robb(6)	Nil	Nil	-	-	*

Aidan Rowsome(7)	*	Nil	-	-	*

        * Represents less than 1%.

(1)	All numbers adjusted to reflect the two for one consolidation of our shares in October 2001.

(2)
Represents shares owned beneficially by the named individual other than those shares which may be acquired under our Company's option plans. Unless otherwise noted, all persons referred to above have sole voting and sole investment power.

(3)	Includes all shares which the named individual has the right to acquire under all vested and unvested options and warrants granted to such individual under the Company's option plan.

(4)
This information is based on 80,480,838 common shares outstanding as of May 31, 2006. Common shares subject to options exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person.

(5)	Jan Pedersen resigned as a Director September 30, 2005, and is currently President, Norwegian Operations.

(6)	Michael Robb resigned as CFO and Corporate Secretary of the Company effective October 14, 2005.

(7)	Aidan Rowsome resigned as Vice-President, Global Sales of the Company effective March 1, 2005.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

On February 9, 2006 Pinetree Income Partnership (“Pinetree”) acquired ownership of a $300,000 convertible debenture (the “ADB Debenture”), which debenture is convertible into 2,000,000 common shares of ADB and 2,000,000 ADB warrants (the “ADB Warrants”). Each ADB Warrant is convertible into one common share of ADB. Collectively, the 2,000,000 common shares issuable upon conversion of the ADB Debenture and the 2,000,000 common shares issued pursuant to the exercise of the ADB Warrants represent approximately 5.4% of the issued and outstanding common shares of ADB, calculated on a partially diluted basis assuming the exercise of the ADB Debenture and the ADB Warrants only.

Pinetree and its related parties own an aggregate of securities convertible into 11,493,332 common shares of ADB. If all of the convertible securities of ADB which Pinetree and its related parties owned as of February 9, 2006 were exercised, Pinetree, together with its related parties, would own an aggregate of 11,493,332 common shares of ADB, representing approximately 14.2% of the issued and outstanding common shares of ADB, calculated on a partially diluted basis assuming the exercise of securities convertible into 11,493,332 common shares only.

This information is based on our records, information provided to us by directors and executive officers and a review of any Schedules 13D and 13G filed by our shareholders with the Securities and Exchange Commission prior to June 1, 2006, and insider reports filed with the Ontario Securities Commission. The Company’s major shareholders do not have any voting rights that differ from the rights of our other shareholders.

As at May 31, 2006 the shareholders of record held 80,480,838 common shares.

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

On August 19, 2003, the Company issued secured subordinated notes (Series E notes) to a group of private investors for total gross proceeds of $1.0 million. The following officers and directors purchased the Series E notes: Paul Godin, a director of the Company, purchased $50,000 of Series E notes that have not yet been converted into common shares. Jim Moskos, President Technology Group and a director of the Company, purchased $35,000 of Series E notes that have not yet been converted. Michael Robb, (the CFO and Corporate Secretary of the Company, at the time of the transaction), purchased $15,000 of Series E notes that have not yet been converted.

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

On October 21, 2004 the Company issued to private investors Series H secured subordinated notes in the aggregate principal amount of $520,000 for net proceeds of $477,000. A total of $270,000 of the principal amount of Series H notes was issued to the following directors and/or senior officers of the Company: Jeffrey Lymburner, an officer and director of the Company, purchased Series H notes in the principal amount of $200,000; Paul Godin, a director of the Company (at the time of the transaction) purchased Series H notes in the principal amount of $50,000; and James Moskos, an officer and director of the Company purchased Series G notes in the principal amount of $20,000.

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

On September 12, 2005 the Company issued Series I secured subordinated notes with a face value of $1,200,000 for net proceeds of $1,063,000. The following officers and directors purchased Series I notes: Jeff Lymburner, CEO of the Company, purchased $20,000 of Series I notes that have not yet been converted; Jim Moskos, President, Technology Group and a director of the Company, purchased $10,000 of Series I notes that have not yet been converted; Chris Bulger, Chairman of the Board, purchased $20,000 of Series I notes that have not yet been converted and Duncan Copeland, a director of the Company, purchased $60,000 of Series I notes that have not yet been converted.

During the year ended December 31, 2005, the Company received advances from three of its directors/officers of which $137,000 was outstanding as at December 31, 2005. The total advances include $66,000 that pay interest at a rate of 12% per annum, are secured by a general security agreement on the assets of the Company and mature as follows:
• $44,000 maturing on July 29, 2006;
• $5,000 maturing on August 12, 2006; and
• $17,000 maturing on August 15, 2006.

The remaining amount of $71,000 is interest free and has no specific terms of repayment.
As at December 31, 2005, accrued liabilities included $5,000 (2004 - $nil) in interest payable relating to the above amounts due to related parties. During 2005, interest expense on amount owing to related parties was $5,000 (2004 -$nil).

On February 8, 2006, the Company issued Series J secured subordinated notes with a face value of $755,000. The Series J notes were issued to private investors including an amount totaling $105,000 issued to three directors/officers of the Company. The following officers and directors purchased Series J notes: Jeff Lymburner, CEO of the Company, purchased $36,250 principal amount of Series J notes that have not yet been converted; Jim Moskos, President, Technology Group and a director of the Company, purchased $12,500 principal amount of Series J notes that have not yet been converted; and Chris Bulger, Chairman of the Board, purchased $56,250 principal amount of Series J notes that have not yet been converted.

On May 18, 2006, the Company entered into a share purchase agreement with ADB Systemer Holdings AS (the “Buyer”) to sell 100 percent of its shares in its Norwegian subsidiary ADB Systemer AS, (“ADB Systemer”) for NOK 15,000,000 in cash and debt settlement (the “Share Sale”). The Share Sale is subject to Toronto Stock Exchange and shareholder approval. Six of the shareholders of the Buyer are current employees or executive officers of ADB Systemer.

Two of the non-arm’s length shareholders of the Buyer, also hold shares in the Company and will not be eligible to vote for the approval of the Share Sale. It is expected that approximately 703,144 Common Shares of the Company will be excluded from voting as not being eligible to vote.

For additional information regarding related party transactions, see Note 6 and 7 to the Consolidated Financial Statements.

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

SIGNIFICANT CHANGES

On May 18, 2006, the Company entered into an agreement with ADB Systemer Holding AS (the "Buyer") to sell 100 percent of the Company's interest in its Norwegian subsidiary ADB Systemer AS, (“ADB Systemer") for NOK 15,000,000 or approximately Canadian $2.80 million in cash subject to shareholder approval (the “Share Sale”). On June 21, 2006 the Company received approval from shareholders at its annual general meeting to proceed with the Share Sale, which is scheduled to close on June 30, 2006. Sale of the shares of ADB Systemer include sale of the ADB Systems name. Following the sale of ADB Systemer, the Company will retain access to all existing technology that will be used to service existing customers. In addition, the Company obtained Shareholder approval to change its name to Northcore Technologies Inc. by filing Articles of Amendment upon closing of the Share Sale transaction.

ITEM 9 - THE OFFER AND LISTING

Our common shares are listed on The Toronto Stock Exchange and are quoted for trading on the OTCBB. Our common shares were quoted on the Nasdaq National Market from April 20, 1999 until June 3, 2002 and were quoted on the Nasdaq SmallCap Market from June 3, 2002 until August 21, 2002 at which time they were delisted because we did not satisfy the minimum bid price per share requirement for continued listing on that market. The shares were listed on the Nasdaq exchanges from April 20, 1999 until October 17, 2001 under the symbol “BIDS” and from October 18, 2001 until August 21, 2002 under the symbol “ADBI”. Our common shares have been quoted for trading on the OTCBB since August 22, 2002 under the symbol “ADBY”. Effective November 15, 2004 our stock symbol on the OTCBB was changed to “ADBYF”. The addition of the F to the symbol was a requirement of the OTCBB to signify that we are a foreign issuer.

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

THE TORONTO STOCK EXCHANGE

	High	Low
	(Cdn $)	(Cdn $)
ANNUAL MARKET PRICES

2001 Calendar Year	3.40	0.29
2002 Calendar Year	0.93	0.07
2003 Calendar Year	0.85	0.17
2004 Calendar Year	0.52	0.16
2005 Calendar Year	0.36	0.14

QUARTERLY MARKET PRICES

2004 CALENDAR YEAR
First Quarter	0.52	0.34
Second Quarter	0.38	0.25
Third Quarter	0.36	0.19
Fourth Quarter	0.28	0.16

2005 CALENDAR YEAR
First Quarter	0.36	0.19
Second Quarter	0.29	0.15
Third Quarter	0.23	0.16
Fourth Quarter	0.23	0.14

2006 CALENDAR YEAR
First Quarter	0.19	0.14

MONTHLY MARKET PRICES
November 2005	0.23	0.14
December 2005	0.18	0.14
January 2006	0.19	0.14
February 2006	0.17	0.14
March 2006	0.17	0.14
April 2006	0.19	0.14
May 2006	0.24	0.16

NASDAQ AND OTCBB

	High	Low	High	Low
	(Cdn $)	(Cdn $)	(U.S. $)	(U.S. $)
ANNUAL MARKET PRICES
2001 Calendar Year	3.30	0.30	2.18	0.19
2002 Calendar Year	0.93	0.06	0.59	0.04
2003 Calendar Year	0.79	0.16	0.54	0.11
2004 Calendar Year	0.54	0.14	0.41	0.12
2005 Calendar Year			0.29	0.11

QUARTERLY MARKET PRICES

2004 CALENDAR YEAR
First Quarter	0.54	0.34	0.41	0.26
Second Quarter	0.39	0.24	0.29	0.18
Third Quarter	0.35	0.19	0.27	0.15
Fourth Quarter	0.27	0.14	0.22	0.12

2005 CALENDAR YEAR
First Quarter	0.36	0.18	0.29	0.15
Second Quarter			0.25	0.16
Third Quarter			0.28	0.13
Fourth Quarter			0.18	0.11

2006 CALENDAR YEAR
First Quarter			0.15	0.12

MONTHLY MARKET PRICES
November 2005			0.18	0.11
December 2005			0.15	0.12
January 2006			0.15	0.12
February 2006			0.15	0.12
March 2006			0.15	0.12
April 2006			0.16	0.12
May 2006			0.27	0.15

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

C. Material Contracts

The following is a summary of our Company’s material contracts entered into since January 1, 2004.

1.
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

2.
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

3.
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

5.
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

6.
SERIES I NOTES: On September 12, 2005, the Company issued Series I secured subordinated notes with a face value of $1,200,000 for net proceeds of $1,063,000. The Series I notes were issued to private investors including an amount totaling $110,000 issued to four directors/officers of the Company. The Series I notes mature September 12, 2010, have an annual interest rate of 11 percent and are convertible into equity units at a price of $0.15 per unit. Interest for the first year is payable in shares with the provision that the total number of shares issued as interest payment cannot exceed 974,000 shares. Any of the first year interest not paid through the issuance of shares will be paid in cash. Interest payable for the remaining term of the notes is payable in cash upon the earlier of maturity and conversion. Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.20. The warrants expire on September 12, 2010. The Series I notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

7.
SERIES J NOTES: On February 8, 2006, the Company completed a transaction resulting in the issuance of Series J secured subordinated notes with a face value of $755,000. The Series J notes were issued to private investors including an amount totaling $105,000 issued to three directors/officers of the Company. The Series J notes mature February 8, 2011, have an annual interest rate of 11 percent and are convertible into equity units at a price of $0.15 per unit. Interest for the first year is payable in shares of the Company with interest payable for the remaining term of the notes payable in cash upon the earlier of maturity and conversion. Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.20. The warrants expire on the earlier of (i) February 8, 2009 and (ii) the date which is sixty days following the issuance of a notice by the Company to holders confirming that the closing price of the Company’s common shares, on the Toronto Stock Exchange, was greater than or equal to $0.35 for any 10 consecutive trading days. The afore-mentioned conversion provisions are subject to a four month and one day hold period. The Series J notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

8.
SHARE PURCHASE AGREEMENT: On May 18, 2006, the Company entered into a share purchase agreement with ADB Systemer Holdings Inc. to sell 100 percent of its shares in its Norwegian subsidiary ADB Systemer AS, (“ADB Systemer”) for NOK 15,000,000, or approximately Canadian $2.80 million in cash in cash (the “Share Sale”). The Share Sale is subject to Toronto Stock Exchange and shareholder approval.

C.	Exchange Controls

There is no law, government decree or regulation in Canada restricting the export or import of capital or affecting the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements.

D.	Taxation

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

Tax Status of the Company

Personal Holding Companies. A non-U.S. corporation may be classified as a personal holding company for United States federal income tax purposes if both of the following two tests are satisfied: (i) if at any time during the last half of the company's taxable year, five or fewer individuals (without regard to their citizenship or residency) own or are deemed to own (under certain attribution rules) more than 50% of the stock of the corporation by value and (ii) 60% or more of such non-U.S. corporation's gross income derived from U.S. sources or effectively connected with a U.S. trade or business, as specifically adjusted, is from certain passive sources such as dividends and royalty payments. Such a corporation generally is taxed on the amounts of such passive source income, after making adjustments such as deducting dividends paid and income taxes, that are not distributed to shareholders. We believe that our Company was not a personal holding company in 2005 and is not currently a personal holding company. However, no assurance can be given that either test will not be satisfied in the future.

Foreign Personal Holding Companies. A non-U.S. corporation will be classified as a foreign personal holding company for United States federal income tax purposes if both of the two following tests are satisfied: (i) five or fewer individuals who are United States citizens or residents own or are deemed to own (under certain attribution rules) more than 50% of all classes of the corporation's stock measured by voting power or value and (ii) the corporation receives at least 60% (50% if previously a foreign personal holding company) of its gross income (regardless of source), as specifically adjusted, from certain passive sources. If such a corporation is classified as a foreign personal holding company, a portion of its "undistributed foreign personal holding company income" (as defined for United States federal income tax purposes) would be imputed to all of its shareholders who are U.S. Holders on the last taxable day of the corporation's taxable year, or, if earlier, the last day on which it is classifiable as a foreign personal holding company. Such income would be taxable as a dividend, even if no cash dividend is actually paid. U.S. Holders who dispose of their shares prior to such date would not be subject to tax under these rules. We believe that our Company was not a foreign personal holding company in 2005 and is not currently a foreign personal holding company. However, no assurance can be given that our Company will not qualify as a foreign personal holding company in the future.

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

We do not believe our Company was a passive foreign investment company during 2005. However, there can be no assurance that our Company will not be classified as a passive foreign investment company in 2005 or thereafter because the tests for determining passive foreign investment company status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. U.S. Holders who hold common shares during a period when our Company is a passive foreign investment company will be subject to the foregoing rules, even if our Company ceases to be a passive foreign investment company, subject to certain exceptions for U.S. Holders who made a QEF election. U.S. Holders are urged to consult with their own tax advisors about making a QEF election or mark-to-market election and other aspects of the passive foreign investment company rules.

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

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 - DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES

There were no material defaults, and no dividend arrearages or delinquencies during the fiscal year ended December 31, 2005.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There were no material modifications to the rights of our security holders during the fiscal year ended December 31, 2005.

ITEM 15 - CONTROLS AND PROCEDURES

The Company’s management, with the participation of the Company’s Chief Executive Officer and its Corporate Controller and the Chairman of the Board has evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2005. Based on that evaluation, the Company’s management, including the Chief Executive Officer and the Chairman of the Board, concluded that the Company’s disclosure controls and procedures were effective.

Although the Company continues to refine its disclosure controls and procedures from time to time, the CEO and Chairman of the Board have concluded that, as of December 31, 2005, the process was effective enough to ensure material information relating to the Company and its consolidated subsidiaries was accumulated and communicated up to management in sufficient time for management to make decisions regarding the Company's disclosure as required by securities legislation.

The Company's management did not identify any change in the Company's internal control over financial reporting that occurred during the Company's last fiscal year that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16 - [RESERVED]

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that it has at least one audit committee financial expert serving on its audit committee. The Board of Directors has determined that Darroch Robertson is an audit committee financial expert. The Board of directors has determined that Mr. Robertson is independent, as that term is defined under Rule 4200-1(a)(14) of the Nasdaq Stock Market Rules. Mr. Robertson has been an Associate Professor of Business at the Richard Ivey School of Business, The University of Western Ontario, for the past five years. He is currently the Director of the MBA program and was the Director of the undergraduate HBA program at the Ivey School. Mr. Robertson was also a director and chair of the audit committee of Stackpole Ltd., a TSX-listed company. Mr. Robertson has also served as an elected member of council for the Institute of Chartered Accountants of Ontario, where he was chair of the audit committee and by-laws committee.

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

FEES OF AUDITORS

Year	AUDIT FEES(1)	Audit Related Fees(2)	Tax Fees(3)
2004	$310,000	$6,000	$41,000
2005	$239,700	$-	$-

(1)	Audit Fees represent costs associated with the audit of the Company’s financial statements including review of securities filings, U.S. GAAP and U.S. GAAS.

(2)	Audit Related Fees represent costs associated with reviews of the Company’s interim financial statements.

(3)	Tax Fees represent costs associated with the preparation of the Company’s annual tax filings, tax planning & advice.

(4)	Other fees represent costs associated with consultation on complicated contracts or arrangements.

Before the Company’s auditor is engaged by the Company to render audit or non-audit services, the engagement is approved by the Audit Committee. 100% of the audit and non-audit services provided by the Company’s auditor were pre-approved by the Audit Committee pursuant to the Audit Committee’s pre-approval policy.

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

4.11	Form of Supply Services and Licensing Agreement, dated August 23, 2002, among The Brick Warehouse Corporation, ADB Systems International Inc., and ADB Systems International Ltd.(6)

4.12	Form of General Security Agreement, dated as of April 30, 2002, between ADB Systems International Inc. and each of Stonestreet Limited Partnership and Greenwich Growth Fund Ltd.(6)

4.13	Form of Subscription Agreement, dated August 30, 2002, between ADB Systems International Inc. and Stonestreet Limited Partnership.(6)

4.14	Form of Subscription Agreement, dated August 30, 2002, between ADB Systems International Inc. and Greenwich Growth Fund Ltd.(6)

4.15	Co-operation Agreement made as of August 23, 2002 between ADB Systems International Inc., ADB Systems International Ltd. and The Brick Warehouse Corporation.(6)

4.16	Agency Agreement dated June 15, 2004 between ADB Systems International Ltd. and First Associates Investments Inc.(7)

4.17	General Security Agreement dated as of May 19, 2004 between ADB Systems International Ltd. and Stonestreet Limited Partnership.(7)

4.18	Form of Subscription Agreement between ADB Systems International Ltd. and First Associates Investments Inc.(7)

4.19	Subscription Agreement dated May 19, 2004 between ADB Systems International Ltd. and Stonestreet Limited Partnership.(7)

4.20	Form of Subscription Agreement for Equity Private Placements(8)

4.21	Form of Subscription Agreement for Series I Convertible Secured Debenture.*

4.22	Form of Series I Convertible Secured Debenture.*

4.23	Form of Subscription Agreement for Series J Convertible Secured Debenture.*

4.24	Form of Series J Convertible Secured Debenture.*

4.25	Share Purchase Agreement between ADB Systems International Ltd. and ADB Systemer Holding as, dated May 18, 2006.(9)

8.1	List of Subsidiaries.*

11.1	Code of Ethics of ADB Systems International Ltd.(7)

12. 1	CEO Certification.*

12. 2	Chairman Certification.*

13.1	Certification pursuant to 18 U.S.C. Section 1350.*

13.2	Certification pursuant to 18 U.S.C. Section 1350.*
_________________________________________________________________________

*	Filed herewith

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

(4)	Incorporated by reference from the Exhibits to the Company’s Annual Report on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on May 23, 2001.

(5)	Incorporated by reference from the Exhibits to the Company’s Annual Report on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on May 17, 2002.

(6)	Incorporated by reference from Exhibits to the Company’s Annual Report on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on May 20, 2003.

(7)	Incorporated by reference from Exhibits to the Company’s Annual Report on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on June 30, 2004.

(8)	Incorporated by reference from Exhibits to the Company’s Annual Report on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on June 30, 2005.

(9)	Incorporated by reference from Exhibit 99.6 to the Company’s Filing No. 1 for the Month of May on Form 6-K, File No. 001-14835 filed with the Securities and Exchange Commission on May 31, 2006.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ADB SYSTEMS INTERNATIONAL LTD.

	By:	/s/ Jeffrey Lymburner
Name: Jeffrey Lymburner
Title: Chief Executive Officer

Dated: June 28, 2006	By:	/s/ Christopher Bulger
Name: Christopher Bulger
Title: Chairman of the Board

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements for the years ended December 31, 2005, 2004, 2003,

Management’s Report
March 27, 2006

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

The Board of Directors ensures that management fulfills its responsibilities for financial reporting and internal control through an Audit Committee which is composed of non-executive directors. The Audit Committee reviewed the consolidated financial statements with management and external auditors and recommended their approval by the Board of Directors. The consolidated financial statements have been audited by KPMG LLP, Chartered Accountants. Their report stating the scope of their audit and their opinion on the consolidated financial statements is presented below.

Jeffrey Lymburner	Christopher Bulger
CEO	Chairman of the Board of Directors

AUDITORS’ REPORT TO THE DIRECTORS

We have audited the consolidated balance sheets of ADB Systems International Ltd. as at December 31, 2005 and the consolidated statement of operations, deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statement present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and the results of its operations and its cash flows for the year then ended, in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 23 to the consolidated financial statements.

The comparative figures for December 31, 2004 and 2003 were reported on by another firm of chartered accountants.

Chartered Accountants,
Toronto, Canada, March 27, 2006, except as to note 25(b) which is as of June 21, 2006

ADB Systems International Ltd. 2005 Annual Report     F-1

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 2 to the consolidated financial statements. Our report to the directors dated March 27, 2006, except as to note 25(b) which is as of June 21, 2006, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Chartered Accountants,
Toronto, Canada, March 27, 2006 except as to note 25(b) which is as of June 21, 2006

ADB Systems International Ltd. 2005 Annual Report     F-2

Consolidated Balance Sheets
December 31, 2005 and 2004
(in thousands of Canadian dollars)

	2005	2004
ASSETS

CURRENT
Cash	$278	$440
Marketable securities	13	13
Accounts receivable	1,154	1,535
Deposits and prepaid expenses	141	208
	1,586	2,196
CAPITAL ASSETS (Note 4)	101	142
DEFERRED CHARGES (Note 5)	156	155
	$1,843	$2,493

LIABILITIES

CURRENT
Accounts payable	$1,218	$870
Accrued liabilities	911	810
Due to related parties (Note 6)	137	-
Deferred revenue	141	135
Current portion of secured subordinated notes (Note 7)	343	-
	2,750	1,815

SECURED SUBORDINATED NOTES (Note 7)	1,800	1,684
	4,550	3,499

NON-CONTROLLING INTEREST	3	3

SHAREHOLDERS’ DEFICIENCY
Share capital (Note 9)	100,859	100,052
Contributed surplus (Note 10)	1,555	1,282
Warrants (Note 11)	278	405
Stock options (Note 12)	1,091	936
Other options (Note 13)	271	78
Conversion features on secured subordinated notes (Note 7)	1,513	992
Cumulative translation account	90	112
Deficit	(108,367)	(104,866)
	(2,710)	(1,009)
	$1,843	$2,493

Continuation of the business (Note 2)
Commitments and contingencies (Note 15)
Canadian and United States accounting policy differences (Note 23)
Subsequent event (Note 25)

On behalf of the Board:

Jeffrey Lymburner	James Moskos
Director	Director

See accompanying notes to consolidated financial statements.

ADB Systems International Ltd. 2005 Annual Report    F-3

Consolidated Statements of Operations Years ended December 31, 2005, 2004 and 2003 (in thousands of Canadian dollars, except per share amounts)

	2005	2004	2003
License revenue	$472	$326	$533
Service revenue	5,303	4,604	5,320
Total revenue	5,775	4,930	5,853
Operating expenses:
General and administrative	4,204	4,488	4,753
Customer service and technology	3,587	3,134	2,712
Sales and marketing	534	749	1,098
Employee stock options (Note 12)	154	39	193
Depreciation and amortization	132	1,190	1,901
Losses (gains) on disposal of capital assets and strategic investment (Note 18)	-	1	(7)
Other income (Note 17)	(42)	-	(67)
Total operating expenses	8,569	9,601	10,583
Loss from operations	(2,794)	(4,671)	(4,730)

Interest expense:
Cash interest expense	312	173	177
Accretion of secured subordinated notes	405	266	112
Interest income	(10)	(6)	(9)
	707	433	280
Loss before the undernoted	(3,501)	(5,104)	(5,010)

Gain on settlement of demand loan (Note 19)	-	-	2,195

NET LOSS FOR THE YEAR	$(3,501)	$(5,104)	$(2,815)

LOSS PER SHARE, BASIC AND DILUTED (Note 9(d))	$(0.05)	$(0.08)	$(0.05)

Weighted average number of shares outstanding, basic and diluted (000’s)	72,904	61,938	54,324

See accompanying notes to consolidated financial statements.

ADB Systems International Ltd. 2005 Annual Report    F-4

Consolidated Statements of Deficit Years ended December 31, 2005, 2004 and 2003 (in thousands of Canadian dollars)

	2005	2004	2003
DEFICIT, BEGINNING OF YEAR	$(104,866)	$(99,762)	$(96,947)

NET LOSS FOR THE YEAR	(3,501)	(5,104)	(2,815)

DEFICIT, END OF YEAR	$(108,367)	$(104,866)	$(99,762)

See accompanying notes to consolidated financial statements.

ADB Systems International Ltd. 2005 Annual Report    F-5

Consolidated Statements of Cash Flows Years ended December 31, 2005, 2004 and 2003 (in thousands of Canadian dollars)

	2005	2004	2003
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES

OPERATING
Net loss for the year	$(3,501)	$(5,104)	$(2,815)
Items not affecting cash
Employee stock options	154	39	193
Depreciation and amortization	132	1,190	1,901
Accretion of secured subordinated notes	405	266	112
Interest on settled demand loan	-	-	127
Non-cash customer acquisition costs	-	-	38
Gain on settlement of demand loan (Note 19)	-	-	(2,195)
Losses (gains) on disposal of capital assets and strategic investments (Note 18)	-	1	(7)
	(2,810)	(3,608)	(2,646)
Changes in non cash operating working capital (Note 16)	910	322	(728)
	(1,900)	(3,286)	(3,374)

INVESTING
Capital assets	(36)	(40)	(45)
Proceeds from disposal of capital assets	4	-	34
Marketable securities	-	-	8
Proceeds from disposal strategic investments (Note 18)	-	-	20
	(32)	(40)	17

FINANCING
Advance from related parties (Note 6)	137	-	-
Secured subordinated notes, net (Note 7)	1,095	2,598	994
Deferred charges (Note 5)	(32)	(167)	-
Issuance of common shares, net (Note 9 (b))	570	903	1,458
	1,770	3,334	2,452

NET CASH INFLOW (OUTFLOW) DURING THE YEAR	(162)	8	(905)
CASH, BEGINNING OF YEAR	440	432	1,337
CASH, END OF YEAR	$278	$440	$432

SUPPLEMENTAL DISCLOSURE OF CASH PAYMENTS
Interest paid	$53	$60	$48
Income taxes	$-	$-	$-

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES - See Note 16

See accompanying notes to consolidated financial statements.

ADB Systems International Ltd. 2005 Annual Report    F-6

Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
(in Canadian dollars)

1.    DESCRIPTION OF BUSINESS

ADB Systems International Ltd. (“ADB” or the “Company”) delivers asset lifecycle management solutions that enable companies to source, manage and sell assets for maximum value. ADB works with a growing number of customers and partners in a variety of sectors including the asset-intensive oil and gas industry to improve operational efficiencies. ADB also enables customers in government, manufacturing and financial services sectors to reduce purchasing costs and improve procurement processes. The Company has wholly owned subsidiaries in United States, United Kingdom and Ireland and a majority owned subsidiary (i.e. approximately 99.5%) in Norway. In addition, the Company has a 50 percent interest in a joint venture with GE Commercial Equipment Financing.

2.    CONTINUATION OF THE BUSINESS

While the accompanying consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, certain adverse conditions and events cast substantial doubt upon the validity of this assumption. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of operations. The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations. The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2005. Management’s 2006 business plan includes a significant increase in revenue and operating cash flow primarily from major new contracts in North America. Management believes that it has the ability to raise additional financing if required. The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

These consolidated financial statements do not include adjustments or disclosures that may result from the Company’s inability to continue as a going concern. If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported net losses and the balance sheet classifications used.

Management believes that continued existence beyond 2005 is dependent on its ability to increase revenue from existing products, and to expand the scope of its product offering which entails a combination of internally developed software and partnerships with third parties.

3.    SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which are substantially the same as generally accepted accounting principles in the United States (U.S. GAAP), except as disclosed in Note 23. The accompanying consolidated financial statements are prepared using accounting principles applicable to a going concern, which assumes that the Company will continue in operation for a reasonable period of time and will be able to realize its assets and discharge its liabilities in the normal course of operations (See Note 2).

PRINCIPLES OF CONSOLIDATION
The accompanying consolidated financial statements include the accounts of the Company and subsidiaries over which it exercises control. Business acquisitions are accounted for under the purchase method and operating results are included in the consolidated financial statements as of the date of the acquisition of control. All inter-company balances and transactions have been eliminated on consolidation.

INVESTMENT IN JOINTLY CONTROLLED COMPANY
On September 23, 2003 the Company established a joint venture with GE Commercial Equipment Financing, a unit of GE Commercial Finance, with each entity holding a 50 percent interest in the joint venture. The joint venture operates under the name of GE Asset Manager LLC. The consolidated financial statements of

ADB Systems International Ltd. 2005 Annual Report    F-7

Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
(in Canadian dollars)

the Company reflect the Company’s pro rata share of the joint venture’s assets, liabilities, and results of operations in accordance with the proportionate consolidation method of accounting (See Note 20).

INVESTMENT IN ASSOCIATED COMPANY
The investment in Bid.Com Ltd. was accounted for under the equity method (See Note 21). This method was considered appropriate based upon management’s inability to determine the strategic operating policies of the associated company without the cooperation of others, its inability to obtain future economic benefits from the associated company, and its lack of exposure to the related risks of ownership. U.S. GAAP required consolidation of the investment in associated company. The impact of this difference in U.S. GAAP from Canadian GAAP is disclosed in these consolidated financial statements in Note 23 - Canadian and US GAAP accounting policy differences.

MARKETABLE SECURITIES
Marketable securities are comprised of interest-bearing certificates carried at cost plus accrued interest which approximate market value.

CAPITAL ASSETS AND AMORTIZATION
Capital assets are recorded at cost less accumulated amortization. Amortization is calculated on a straight-line basis in amounts sufficient to amortize the cost of capital assets over their estimated useful lives as follows:

Computer hardware	3 years
Computer software	1 year or life of the license
Furniture and fixtures	5 years
Leasehold improvements	life of the lease

SOFTWARE DEVELOPMENT COSTS
The cost of software internally developed for client applications through e-commerce enabling agreements and software licensing is expensed as incurred.

ACQUIRED SOFTWARE
The cost of core software acquired as a result of the acquisition of ADB Systemer ASA was capitalized and amortized over three years, the estimated useful life of the software (See Note 22).

ACQUIRED AGREEMENTS
Acquired agreements were capitalized based on the estimated fair value of common share purchase warrants issued in exchange for entering into certain agreements and were amortized over the initial term of the agreements. The fair values of these warrants were calculated based on the Cox-Rubinstein binomial valuation model (See Note 22).

TRADEMARKS AND INTELLECTUAL PROPERTY
Trademarks and intellectual property were recorded at cost and amortized on a straight-line basis over two years. Trademarks and intellectual property acquired as a result of the acquisition of ADB Systemer ASA, and directly attributable to core software products, were capitalized and have been amortized over three years, the estimated useful life of the related software (See Note 22).

TRANSLATION OF FOREIGN CURRENCIES
The accompanying consolidated financial statements are prepared in Canadian dollars. The Company’s foreign subsidiaries in the United States, Ireland and the United Kingdom are classified as fully integrated with the functional currency being the Canadian dollar. The Company uses the temporal method of foreign currency translation for these operations. Monetary assets and liabilities are translated at the exchange rates in effect on the balance sheet date. Non-monetary assets are translated at historic exchange rates. Revenue and expense amounts are translated using the average monthly exchange rates except amortization of capital assets which is translated at historic exchange rates. Gains and losses from foreign exchange translations are included in the statement of operations.

ADB Systems International Ltd. 2005 Annual Report    F-8

Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
(in Canadian dollars)

The Company’s subsidiary in Norway is classified as a self-sustaining operation whereby the functional currency of the operation is the Norwegian krone. The Company uses the current rate method of translation for these operations. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date. Revenue and expenses (including depreciation and amortization) are translated using the monthly average exchange rate. Gains and losses from foreign exchange translations are included as a separate component of shareholders’ deficiency.

LOSS PER SHARE
The treasury stock method of calculating diluted loss per share is used. For the years presented, all stock options, convertible debentures and warrants are anti-dilutive, therefore diluted loss per share is equal to basic loss per share. The basic loss per share calculation is based on the weighted average number of shares outstanding during the year.

REVENUE RECOGNITION
The Company’s revenues are derived from software license fees, implementation, training and consulting services, product maintenance and customer support, software development, and hosting fees. Fees for services are billed separately from licenses of the Company’s product. The Company recognizes revenue in accordance with Canadian GAAP, which in the Company’s circumstances, are not materially different from the amounts that would be determined under provisions of the American Institute of Certified Public Accountants Statements of Position (SOP) No. 97-2, “ Software Revenue Recognition”, and as amended by Statement of Position 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions”. The Company also considers the provisions of The Canadian Institute of Chartered Accountants (“CICA”) EIC 141, which is analogous to Staff Accounting Bulletin (SAB) 104, “Revenue Recognition in Financial Statements”, and CICA EIC 142, which is analogous to the Emerging Issues Task Force consensus on EITF 00-21, “Accounting for Revenue Arrangements with Multiple Elements,” in determining the appropriate revenue recognition methodology.

SOFTWARE LICENSE REVENUE
The Company recognizes software license revenue in accordance with the terms of the license agreement and when the following criteria as set out in SOP No. 97-2 are met:
•	persuasive evidence of an arrangement exists;
•	delivery has occurred;
•	the fee is fixed or determinable; and
•	collectibility is probable.

Software license revenue consists of fixed license fee agreements involving perpetual licenses.

Software license agreements may be part of multiple element arrangements that include consulting and implementation services. When these services are considered essential to the functionality of the license, the associated revenue is recognized on the basis of the percentage of completion method as specified by contract accounting principles. When these services are not considered essential to the functionality of the license, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence (“VSOE”) of the fair value of each element. VSOE used in determining the fair value of license revenues is based on the price charged by the Company when the same element is sold in similar quantities to a customer of a similar size and nature. VSOE used in determining fair value for installation, implementation and training based on the standard daily rates for the type of service being provided multiplied by the estimated time to complete each task. VSOE used in determining the fair value of maintenance and support is based on the annual renewal rates. The revenue allocable to the software license is recognized when the revenue recognition criteria are met. The revenue allocable to the consulting services is recognized as the services are performed.

IMPLEMENTATION, TRAINING AND CONSULTING SERVICE FEES
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

ADB Systems International Ltd. 2005 Annual Report    F-9

Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
(in Canadian dollars)

PRODUCT MAINTENANCE AND CUSTOMER SUPPORT FEES
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

HOSTING FEES
The Company earns revenue from the hosting of customer websites. Under existing hosting contracts, the Company charge customers a recurring periodic flat fee. The fees are recognized as the hosting services are provided.

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

DEFERRED CHARGES
Deferred charges are comprised of expenditures incurred in the issuance of secured subordinated notes. The deferred charges are amortized over the term of the underlying notes on a straight-line basis. In accordance with Canadian GAAP, conversion of the underlying notes results in the allocation of the associated unamortized deferred charge to shareholders’ deficiency. Under U.S. GAAP, note conversion results in the expensing of the associated unamortized deferred charge. The impact of this difference in Canadian GAAP from U.S. GAAP is disclosed in these notes to the consolidated financial statements under Canadian and United States accounting policy differences (See Note 23).

SECURED SUBORDINATED NOTES
Financial instruments that contain both a liability and an equity element are required to have the instrument’s component parts classified separately under Canadian GAAP. The Company uses the Cox-Rubinstein binomial valuation model to determine the fair value of the conversion feature at the issue dates of convertible secured subordinated notes and discloses the liability and equity components separately on its balance sheet. U.S. GAAP does not permit separate disclosure of different elements of a financial instrument in the financial statements. The impact of this difference in U.S. GAAP from Canadian GAAP is disclosed in the notes to these consolidated financial statements under Canadian and United States accounting policy differences (See Note 23).

STOCK-BASED COMPENSATION
The CICA issued Handbook section 3870, “Stock-based Compensation and Other Stock-based Payments,” effective January 1, 2002. During the fourth quarter of fiscal 2003, the Company elected to adopt the fair value method for stock-based compensation on a prospective basis. As a result, the annual consolidated financial statements reflect the cost of stock-based compensation to employees effective January 1, 2003. The impact of this standard is disclosed in Note 12 to the consolidated financial statements. The impact of Statement of Financial Accounting Standards (SFAS) 123, “Accounting for Stock-Based Compensation,” is disclosed in the notes to these consolidated financial statements under Canadian and United States accounting policy differences (See Note 23).

ADB Systems International Ltd. 2005 Annual Report    F-10

Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
(in Canadian dollars)

Prior to January 1, 2003, under Canadian GAAP, stock options granted to employees were not required to be recorded in the accounts of the Company. Stock options to employees under U.S. GAAP are accounted for in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”. Because options granted to employees have been fixed options with the exercise price equal to the market price of stock, under U.S. GAAP no accounting recognition was given to stock options granted to employees at fair market value until they are exercised.

Stock-based compensation to third parties is recognized and recorded in the accounts of the Company at the fair market value of the equity instrument as determined by the Cox-Rubinstein binomial valuation model.

INCOME TAXES
The Company accounts for income taxes in accordance with the asset and liability method. The determination of future tax assets and liabilities is based on differences between the financial statement and income tax bases of assets and liabilities, using substantively enacted tax rates in effect for the year in which the differences are expected to reverse. Future tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized.

USE OF SIGNIFICANT ACCOUNTING ESTIMATES
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting years. Estimates are used when determining items such as the allowance for doubtful accounts, the fair value assigned to the debt and equity components of the secured subordinated notes and the expected requirements for non-operational funding in 2006. Actual results could differ from those estimates.

RECLASSIFICATIONS
Certain prior year amounts have been reclassified to conform to current year presentations.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS:

(i) CONSOLIDATION OF VARIABLE INTEREST ENTITIES
Effective January 1, 2005, the Company adopted Accounting Guideline 15, Consolidation of Variable Interest Entities (“AcG-15”). AcG-15 addresses the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. AcG-15 addresses when an enterprise should include the assets, liabilities and results of activities of such an entity in its consolidated financial statements. There was no impact to the consolidated financial statements of the Company as a result of adopting this standard since the Company does not have an interest in any entities that are subject to control on a basis other than ownership of voting interests.

(ii) ARRANGEMENTS CONTAINING A LEASE
Effective January 1, 2005, the Company adopted CICA EIC 150, Determining whether an Arrangement Contains a Lease (“EIC 150”). EIC 150 addresses a situation where an entity enters into an arrangement, comprising a transaction that does not take the legal form of a lease but conveys a right to use a tangible asset in return for a payment or series of payments. There was no impact to the consolidated financial statements of the Company as a result of the adoption of this new standard since the Company has not entered into such arrangements.

        RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

(i) NON-MONETARY TRANSACTIONS
In 2005, the CICA issued Handbook Section 3831, Non-monetary transactions (“CICA 3831”), replacing Section 3830, Non-monetary transactions. CICA 3831 requires that an asset exchanged or transferred in a non-monetary transaction must be measured at its fair value except when: the transaction lacks commercial substance; the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other

ADB Systems International Ltd. 2005 Annual Report    F-11

Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
(in Canadian dollars)

than the parties to the exchange; neither the fair value of the asset received nor the fair value of the asset given up is reliably measurable; or the transaction is a non-monetary nonreciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation. In these cases the transaction must be measured at the carrying value. The new requirements are effective for transactions occurring on or after January 1, 2006. The Company does not expect that this new standard will have a material impact on its consolidated financial statements.

(ii) FINANCIAL INSTRUMENTS
In 2005, the CICA issued Handbook Section 3855, Financial Instruments - Recognition and Measurement, Handbook Section 1530, Comprehensive Income, and Handbook Section 3865, Hedges. The new standards will be effective for interim and annual financial statements commencing in 2007. Earlier adoption is permitted. The new standards will require presentation of a separate statement of comprehensive income. Derivative financial instruments will be recorded in the balance sheet at fair value and the changes in fair value of derivatives designated as cash flow hedges will be reported in comprehensive income. The existing hedging principles of AcG-13 will be substantially unchanged. The Company is assessing the impact of these new standards.

4.    CAPITAL ASSETS

	2005			2004
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
	(in thousands)
Computer hardware	$2,522	$2,470	$52	$2,601	$2,547	$54
Computer software	13	11	2	28	28	-
Furniture and fixtures	384	358	26	405	343	62
Leasehold improvements	27	6	21	27	1	26
	$2,946	$2,845	$101	$3,061	$2,919	$142

During 2005, the Company recorded capital asset amortization in the amount of $69,000 (2004 - $160,000, 2003 - $162,000).

5.    DEFERRED CHARGES

During the year ended December 31, 2005, financing costs in the amount of $77,000 associated with the liability component of the Series I notes were recorded as deferred charges. These financing costs include $45,000 representing the allocation of the fair value of commission options issued in conjunction with these notes (See Note 7(a)). The deferred charges are being amortized on a straight-line basis over the term of the underlying debt.

During 2004, financing costs in the amount of $15,000, $162,000 and $23,000 associated with the liability component of the Series F, Series G and Series H notes, respectively were recorded as deferred charges. The financing costs for the Series G notes include $33,000 representing the allocation of the fair value of compensation options issued in conjunction with these notes (See Note 7(c)).

During the year ended December 31, 2005, conversion of the Series H notes (2004 - Series F notes) resulted in the allocation of $13,000 (2004 - $13,000) in unamortized deferred charges to contributed surplus.

During the year ended December 31, 2005, amortization of deferred charges in the amount of $63,000 (2004 - $32,000, 2003 - $nil) was recorded and included in depreciation and amortization expense.

The following table summarizes the transactions within deferred charges.

ADB Systems International Ltd. 2005 Annual Report    F-12

Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
(in Canadian dollars)

	2005	2004
	(in thousands)
Opening balance	$155	$-
Series F financing costs	-	15
Series G financing costs	-	162
Series H financing costs	-	23
Series I financing costs	77	-
Amortization	(63)	(32)
Allocation to contributed surplus	(13)	(13)
Closing balance	$156	$155

6.    DUE TO RELATED PARTIES

During the year ended December 31, 2005, the Company received advances from three of its directors/officers of which $137,000 (2004 - $nil) was outstanding as at December 31, 2005. The total advances include $66,000 that pay interest at a rate of 12% per annum, are secured by a general security agreement on the assets of the Company and matures as follows:
•	$44,000 maturing on July 29, 2006;
•	$5,000 maturing on August 12, 2006; and
•	$17,000 maturing on August 15, 2006.
The remaining amount of $71,000 is interest free and has no specific terms of repayment.

As at December 31, 2005, accrued liabilities included $5,000 (2004 - $nil) in interest payable relating to the above amounts due to related parties. During 2005, interest expense on advances from related parties was $5,000 (2004 -$nil).

7.    SECURED SUBORDINATED NOTES

a) During the year ended December 31, 2005, the Company issued Series I secured subordinated notes with a face value of $1,200,000. The Series I notes were issued to private investors including an amount totaling $110,000 issued to four directors/officers of the Company. The Series I notes mature September 12, 2010, have an annual interest rate of 11 percent and are convertible into equity units at a price of $0.15 per unit. Interest for the first year is payable in shares with the provision that the total number of shares issued as interest payment cannot exceed 974,000 shares. Any of the first year interest not paid through the issuance of shares will be paid in cash. Interest payable for the remaining term of the notes is payable in cash upon the earlier of maturity and conversion. Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.20. The warrants expire on September 12, 2010. The Series I notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

As required by Canadian GAAP, the Company separated the liability and equity components of the Series I secured subordinated notes. The Company determined the fair value of the liability component of the Series I notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing. The Company determined the fair value of the conversion feature at the issue date of the Series I notes using the Cox-Rubinstein binomial valuation model. The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $280,000, $472,000 and $448,000, respectively. The liability component will be accreted to $1,200,000 over the term of the Series I notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.

Cash financing costs in the amount of $137,000 were incurred in the issuance of the Series I notes. A portion of these financing costs, in the amount of $32,000 attributed to the liability component of the notes was allocated to deferred charges (See Note 5). The remaining financing costs of $105,000 attributed to the equity portions of the notes were recorded as a reduction to the conversion feature on secured subordinated notes amount within shareholders’ deficiency.

ADB Systems International Ltd. 2005 Annual Report    F-13

Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
(in Canadian dollars)

In addition to the financing costs described above, the Company issued to the financing agent, PowerOne Capital Markets Limited (“PowerOne”), an option to purchase up to 747,000 equity units at a purchase price of $0.15 per unit. The option expires on September 12, 2010. Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.20. The share-purchase warrants expire on September 12, 2010. Using the Cox-Rubinstein binomial valuation model, the Company has determined the fair value of these equity units to be $193,000 and included this amount in other options. The portion of the fair value of this option, in the amount of $45,000, attributable to the liability component of the notes was allocated to deferred charges. The remaining portion, in the amount of $148,000, attributable to the equity components of the notes was recorded as a reduction to the conversion feature on secured subordinated notes amount within shareholders’ deficiency.

b) During the year ended December 31, 2004, the Company issued Series F secured subordinated notes with a face value of $500,000. The Series F notes had an annual rate of interest of 7 percent paid quarterly in arrears, matured May 19, 2007 and were convertible into equity units at a price of $0.31 per unit. Each equity unit consists of one common share and one half of a share-purchase warrant with an exercise price of $0.50. The share-purchase warrants expire on May 19, 2007. The Series F secured subordinated notes will automatically convert into units when the share price of the Company closes above $0.70 for five consecutive trading days during the term. Holders may convert the notes into units at anytime following a four-month hold period. If the holder does not convert and no automatic conversion takes place, the Company must repay the principal amount in cash. The Series F notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

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

Financing costs in the amount of $26,000 were incurred in the issuance of the Series F notes. Financing costs of $15,000 attributed to the liability component of the notes were allocated to deferred charges (See Note 5). Financing costs of $11,000 attributed to the equity portions of the notes were recorded as an increase to shareholders’ deficiency.

During 2004, all of the Series F notes were converted into equity units (See table below).

c) During the year ended December 31, 2004, the Company issued Series G secured subordinated notes with a face value of $1,710,000. The Series G notes were issued to private investors including an amount totaling $170,000 issued to directors of the Company. The Series G notes mature June 15, 2007, have an annual rate of interest of 7 percent payable upon the earlier of maturity and conversion and are convertible into equity units at a price of $0.31 per unit. Each equity unit consists of one common share and one half of a share-purchase warrant with an exercise price of $0.50. The share-purchase warrants expire on June 15, 2008. The Series G secured subordinated notes will automatically convert into units when the volume-weighted average share price of the Company closes above $0.70 for 20 consecutive trading days during the term. Holders may convert the notes into units at anytime following a four-month hold period. If the holder does not convert and no automatic conversion takes place, the Company must repay the principal amount in cash. The Series G notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

ADB Systems International Ltd. 2005 Annual Report    F-14

Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
(in Canadian dollars)

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

Financing costs in the amount of $230,000 were incurred in the issuance of the Series G notes. Financing costs of $129,000 attributed to the liability component of the notes were allocated to deferred charges (See Note 5). Financing costs of $101,000 attributed to the equity portions of the notes were recorded as an increase to shareholders’ deficiency.

In addition to the financing costs described above, the Company issued to First Associates Investment Inc. (“First Associates”) an option to purchase up to 485,000 equity units at a purchase price of $0.31 per unit. The option expires on June 15, 2006. Each equity unit consists of one common share and one half of a share-purchase warrant with an exercise price of $0.50. The share-purchase warrants expire on June 15, 2008. Using the Cox-Rubinstein binomial valuation model, the Company has determined the fair value of these equity units to be $59,000. The portion of the fair value of these options, in the amount of $33,000, attributable to the liability component of the notes was allocated to deferred charges. The remaining portion, in the amount of $26,000, attributable to the equity components of the notes was recorded as an increase to shareholders’ deficiency.

Subsequent to the issuance of the Series G notes, the interest rate payable on the notes was retroactively increased to 11 percent. The increase in the interest rate was a condition of the issuance of the Series H notes (See (d) below).

d) During the year ended December 31, 2004, the Company issued Series H secured subordinated notes with a face value of $520,000. The Series H notes were issued to private investors including an amount totaling $270,000 issued to directors of the Company. The Series H notes mature October 21, 2007, have an annual rate of interest of 11 percent payable upon the earlier of maturity and conversion and are convertible into equity units at a price of $0.20 per unit. Each equity unit consists of one common share and one half of a share-purchase warrant with an exercise price of $0.40. The share-purchase warrants expire on October 21, 2008. The Series H secured subordinated notes will automatically convert into units when the share price of the Company closes at or above $0.45 for 10 consecutive trading days during the term. Holders may convert the notes into units at anytime following a four-month hold period. If the holder does not convert and no automatic conversion takes place, the Company must repay the principal amount in cash. In order to obtain the required approvals to issue the Series H notes, the Company retroactively increased the interest rate on the Series G notes from an annual rate of 7 percent to an annual rate of 11 percent. The Series H notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

As required by Canadian GAAP, the Company has separated the liability and equity components of the Series H secured subordinated notes. The Company has determined the fair value of the liability component of the Series H notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing. The Company has determined the fair value of the conversion feature at the issue date of the Series H notes using the Cox-Rubinstein binomial valuation model. The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $282,000, $184,000 and $54,000, respectively. The liability component will be accreted to $520,000 over the term of the Series H notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares. Financing costs in the amount of $43,000 were incurred in the issuance of the Series H notes. Included in the financing costs was the incremental interest expense associated with the retroactive increase of the interest rate on the Series G notes. Financing costs of $23,000 attributed to the liability component of the notes were allocated to deferred charges (See Note 5). Financing costs of $20,000 attributed to the equity portions of the notes were recorded as an increase to shareholders’ deficiency.

ADB Systems International Ltd. 2005 Annual Report    F-15

Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
(in Canadian dollars)

e) During the year ended December 31, 2003, the Company issued Series E secured subordinated notes with a face value of $1.0 million for net proceeds of $994,000. The Series E notes have an annual rate of interest of 11 percent that is paid quarterly in arrears, mature August 19, 2006 and are convertible into equity units at a price of $0.35 per unit. Each equity unit consists of one common share and one half of a share-purchase warrant with an exercise price of $0.50. The Series E secured subordinated notes will automatically convert into units when the share price of the Company closes above $0.70 for five consecutive trading days during the term. Note holders may convert into units at anytime following a four-month hold period. If the holder does not convert and no automatic conversion takes place, the Company must repay the principal amount to the holders of the Series E secured subordinated notes in cash. As part of this private placement, the Company issued 30,000 common share-purchase warrants to an associate of Stonestreet Limited Partnership (“Stonestreet”) in consideration for professional fees. Each such warrant entitles the holder to purchase one common share of the Company for $0.50 at any time up to and including August 18, 2006. The Series E notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

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

f) During the year ended December 31, 2005 the Company recorded cash interest expense aggregating $312,000 (2004 - $173,000, 2003 - $177,000) and interest accretion of $405,000 (2004 - $266,000, 2003 - $112,000).

g) As at December 31, 2005, accrued liabilities include $363,000 (2004 - $122,000) of unpaid interest payable relating to the secured subordinated notes.

h) Accrued liabilities include accrued interest payable to related parties as follows:

(in thousands)	2005	2004
Series E	$1	$3
Series G	29	10
Series H	1	3
Series I	3	-
Total	$34	$16

i) Interest payments relating to the secured subordinated notes totaling $15,000 and $12,000, respectively, were made to related parties during the years ended December 31, 2005 and December 31, 2004.

j) The following summarizes the face and fair values of the liability and equity components of the secured subordinated notes.

ADB Systems International Ltd. 2005 Annual Report    F-16

Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
(in Canadian dollars)

Secured subordinated notes	2005		2004
	Face Value	Fair Value	Face Value	Fair Value
	(in thousands)
Opening balance	$2,605	$1,684	$1,115	$721
Issuance of notes:
Series F	-	-	500	286
Series G	-	-	1,710	959
Series H	-	-	520	282
Series I	1,200	280	-	-
Accreted (non-cash) interest	-	405	-	266
Conversion of notes:
Series D	-	-	(115)	(96)
Series E	-	-	(625)	(428)
Series F	-	-	(500)	(306)
Series H	(350)	(226)	-	-
Closing balance	$3,455	$2,143	$2,605	$1,684
Current portion of notes	$375	$343	$-	$-
Long-term portion of notes	3,080	1,800	2,605	1,684
Closing balance	$3,455	$2,143	$2,605	$1,684

Conversion features on secured subordinated notes including conversion of attached warrants	2005		2004
	Common Shares	Fair Value	Common Shares	Fair Value
	(in thousands)
Opening balance	13,781	$992	5,723	$497
Issuance of notes:
Series F	-	-	2,419	203
Series G	-	-	8,274	624
Series H	-	-	3,900	218
Series I	16,000	668	-	-
Conversion of notes:
Series D	-	-	(1,437)	(99)
Series E	-	-	(2,679)	(248)
Series F	-	-	(2,419)	(203)
Series H	(2,625)	(147)	-	-
Closing balance	27,156	$1,513	13,781	$992

ADB Systems International Ltd. 2005 Annual Report    F-17

Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
(in Canadian dollars)

8.    INCOME TAXES

The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, a future tax asset is recorded based upon tax losses carried forward and differences in tax and accounting values in the Company’s assets and liabilities. The tax asset is reduced by a valuation allowance to the extent that it is more likely than not that the asset would not be realized. The valuation allowance is reviewed and adjusted as appropriate for each reporting period. At December 31, 2005 and 2004, the Company established the valuation allowance at 100 percent of the future tax asset.

	2005	2004
	(in thousands)
FUTURE TAX ASSET
Tax losses carried forward	$6,807	$5,618
Difference in tax and accounting valuations for capital assets and investments	288	207
	7,095	5,825
Valuation allowance	(7,095)	(5,825)
Future tax asset	$-	$-
PROVISION FOR INCOME TAXES
Income taxes at statutory rate	$(1,232)	$(1,633)
Foreign losses affected at lower rates	27	246
Adjustments to tax losses	-	(908)
Stock-based compensation not deducted for tax	31	5
Difference in tax and accounting valuations for capital assets and investments	(81)	(152)
Other, net	(15)	(99)
	(1,270)	(2,541)
Change to valuation allowance	1,270	2,541
Provision for income taxes	$-	$-

The provision for income taxes differs from the amount computed by applying the combined Canadian Federal and Provincial statutory income tax rate of 36.12% (2004 - 36.12%) to loss before income taxes. The sources and tax effects of the differences are indicated above.

Tax loss carry-forwards at December 31, 2005 expire as follows:

(in thousands)
2008	$1,408
2009	3,782
2010	3,047
2011	-
2012	-
2013	-
2014	-
2015	3,510
Tax loss carry-forwards that do not expire	11,290
$23,037

The Company has Canadian net operating loss carry forwards of $11,747,000 that expires in years 2008 through 2015, and indefinite loss carry forwards of $11,290,000, of which $5,495,000 and $5,432,000 relate to Norway and Ireland respectively. Also included in the indefinite loss carry forwards are capital losses of $363,000 from Canadian operations.

ADB Systems International Ltd. 2005 Annual Report    F-18

Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
(in Canadian dollars)

9.    SHARE CAPITAL

a)	AUTHORIZED

Unlimited number of common shares
Unlimited number of preference shares - issuable in series

b)	COMMON SHARES

	2005		2004
	Number	Amount	Number	Amount
	(in thousands of shares and dollars)
Opening balance	69,870	$100,052	59,423	$97,674

Shares issued pursuant to:
Private placement	2,500	468	5,000	930
Conversion of debentures	1,750	339	4,357	1,227
Exercise of warrants	-	-	920	195
Exercise of options	-	-	72	26
Re-issuance of treasury shares	-	-	98	-
Closing balance	74,120	$100,859	69,870	$100,052

During 2005, the issuance of common shares generated net cash proceeds of $570,000 from a private placement (See Note 9(c)). During 2004, the issuance of common shares generated cash proceeds of $903,000 as follows: $749,000 from private placement issuances, $129,000 from the exercise of warrants and $25,000 from the exercise of options.

In 2004, an unclaimed certificate for 98,000 common shares previously issued from treasury in the 2001 acquisition of ADB Systemer ASA, and not included in the number of shares outstanding, was reissued.

The conversion of the remaining secured subordinated notes would result in the issuance of 1,071,000 (2004 - 1,071,000) common shares for Series E notes, 5,516,000 (2004 - 5,516,000) common shares for Series G notes, 850,000 (2004 - 2,600,000) common shares for Series H notes and 8,000,000 (2004 - nil) common shares for Series I notes.

c)	PRIVATE COMMON SHARE PLACEMENT

On February 23, 2005, the Company completed a transaction resulting in the issuance of 2.5 million common shares at a price of $0.23 per share and 1.25 million share-purchase warrants, exercisable into one common share at a price of $0.40 per warrant, for gross proceeds of $575,000 and net proceeds of $570,000. Net proceeds of $444,000 were allocated to the common shares and the balance of $126,000 to warrants (See Note 11). The warrants expire on February 23, 2009.

In the third quarter of 2005, a reduction to the financing costs related to a private share placement in December 2004, resulted in a $24,000 increase to the amount of share capital.

On December 6, 2004, the Company completed a transaction resulting in the issuance of 5,000,000 shares at a price of $0.20 per share and 5,000,000 common share-purchase warrants exercisable into one common share at a price of $0.35 per warrant for gross proceeds of $1,000,000. The warrants expire on December 6, 2008. Gross proceeds were comprised of $800,000 in cash and $200,000 in legal services. The $200,000 was applied, in part, to outstanding payables and the remainder was recorded as a prepaid retainer for legal services. Issuance costs in the amount of $70,000 were incurred, including $19,000 representing the fair value of 150,000 compensation options issued to First Associates. The compensation options are exercisable into 150,000 equity units at a price of $0.20 per unit. Each equity unit consists of one common share and one common share-purchase warrant with an exercise price of $0.35 per warrant and an expiry date of December 6, 2008. The compensation options expire on December 6, 2006. Included in this private placement were 100,000 shares issued to a director of the Company for gross proceeds of $20,000.

ADB Systems International Ltd. 2005 Annual Report    F-19

Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
(in Canadian dollars)

d)	The following table sets forth the computation of basic and diluted loss per share.

	2005	2004	2003
	(in thousands, except per share amounts)
Numerator:
Net loss for the year (numerator for basic loss per share applicable to common shares)	$(3,501)	$(5,104)	$(2,815)

Denominator:
Weighted average shares (denominator for basic loss per share)	72,904	61,938	54,324

Basic and diluted loss per share	$(0.05)	$(0.08)	$(0.05)

For each fiscal year, the Company excluded the effect of all convertible debt, stock options and share-purchase warrants, as their impact would have been anti-dilutive.

10.    CONTRIBUTED SURPLUS

a)	The following table summarizes the transactions within contributed surplus.

	2005	2004
	(in thousands)
Opening balance	$1,282	$1,289

Allocation of unamortized deferred charges upon conversion of secured subordinated notes (Note 10(b))	(13)	(13)
Allocation of recorded value of expired warrants (Note 10(c))	286	6

Closing balance	$1,555	$1,282

b)
During the year ended December 31, 2005, conversion of the Series H secured subordinated notes resulted in the reduction of contributed surplus by $13,000 due to the allocation of unamortized deferred charges (See Note 5).

During the year ended December 31, 2004, conversion of the Series F secured subordinated notes resulted in the reduction of contributed surplus by $13,000 due to the allocation of unamortized deferred charges (See Note 5).

c)	During the year ended December 31, 2005, recorded value of $286,000 (2004 - $6,000) related to expired warrants was allocated from warrants to contributed surplus (See Note 11 (c)).

ADB Systems International Ltd. 2005 Annual Report    F-20

Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
(in Canadian dollars)

11.    WARRANTS

a)	A summary of changes in the warrants issued and vested for the two years ended December 31, 2005 is as follows:

	2005		2004
	Number	Amount	Number	Amount
	(in thousands)
Opening balance	11,512	$405	5,338	$324
Issued in private equity placement (Note 9(c))	1,250	126	5,000	-
Issued upon conversion of debt (Note 11(b))	875	33	2,178	153
Expired/cancelled (Note 11(c))	(4,783)	(286)	(84)	(6)
Exercised	-	-	(920)	(66)
Closing balance	8,854	$278	11,512	$405

The conversion of the remaining secured subordinated notes would result in the issuance of 536,000 (2004 - 536,000) common share-purchase warrants for Series E notes, 2,758,000 (2004 - 2,758,000) common share-purchase warrants for Series G notes, 425,000 (2004 - 1,300,000) common share-purchase warrants for Series H notes and 8,000,000 (2004 - nil) common share-purchase warrants for Series I notes.

b)         CONVERTIBLE SECURED SUBORDINATED DEBENTURES

During 2005, the Company issued a total of 875,000 common share-purchase warrants with an exercise price of $0.40 per warrant and an expiry date of October 21, 2008, as the result of the conversion of Series H notes.

During 2004, the Company issued a total of 2,178,000 share-purchase warrants as follows: 479,000 with an exercise price of $0.14 per warrant and 1,699,000 with an exercise price of $0.50 per warrant as the result of the conversion of secured subordinated notes.

c)        EXPIRED/CANCELLED WARRANTS

During the year ended December 31, 2002, the Company had issued to a customer, 2 million warrants convertible into common shares of the Company at an exercise price of $0.45 per warrant. These warrants, of which 1.25 million had vested, expired on January 5, 2005. Accordingly, these warrants were cancelled.

Also during the year ended December 31, 2002 the Company had issued 50,000 share-purchase warrants, with an exercise price of U.S. $0.35 per warrant, to a service provider in relation to an equity private placement. These warrants expired on April 25, 2005 and were accordingly cancelled.

On June 13, 2005, the Company extended the expiry date of 2,733,000 warrants, with an exercise price of $0.40 per warrant, that were issued on June 26, 2003. The original expiry date of June 26, 2005 was extended to September 26, 2005. These warrants expired unexercised on September 26, 2005 and, as a result, were cancelled.

During the year ended December 31, 2004, 84,000 share-purchase warrants, that arose from of the conversion of Series D secured subordinated notes, expired and as a result were cancelled.

ADB Systems International Ltd. 2005 Annual Report    F-21

Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
(in Canadian dollars)

12.    STOCK OPTIONS

a)    Stock options are comprised of the following components:

	2005		2004
	Number	Amount	Number	Amount
	(in thousands of options and dollars)
Employees	2,997	$975	853	$820
Non-employees	-	116	-	116
Total	2,997	$1,091	853	$936

b)        EMPLOYEE STOCK OPTIONS

The Company has a stock option plan which provides for the issuance of stock options to employees, which may expire as much as 10 years from the date of grant, at prices not less than the fair market value of the common shares on the date of grant. A total of 5.35 million options has been authorized by the Company’s shareholders for issuance under the stock option plan.

The aggregate exercise price for employee options outstanding at December 31, 2005 was approximately $678,000 (2004 - $296,000). The Management Resources and Compensation Committee of the Board of Directors reserves the right to determine the vesting periods to stock options granted. The options expire between 2006 and 2010.

A summary of changes in the stock option plan for the two years ended December 31, 2005 is as follows:

	Number of Options		Weighted Average Exercise Price
	2005	2004	2005	2004
	(in thousands)
Opening balance	853	2,645	$0.35	$0.68
Granted	2,575	-	0.20	-
Exercised	-	(72)	-	0.34
Cancelled	(431)	(1,720)	0.28	0.84
Closing balance	2,997	853	$0.23	$0.35
Exercisable, end of year	1,498	853	$0.27	$0.35

On January 25, 2005, the Company granted 1.5 million stock options to employees, officers and directors. The options have an exercise price of $0.22 and expire on January 25, 2010. The options are comprised of two categories: non-performance based options and performance based options. The non-performance based options account for 1,361,000 of the options granted. These options vest quarterly over a six-quarter period commencing with the quarter ended March 31, 2005. The remaining 139,000 performance-based options were granted to certain Company officers and will vest upon the achievement of specific Company performance objectives. None of these performance-based options have vested as at December 31, 2005.

On November 15, 2005, the Company granted 75,000 stock options to directors of the Company. The options have an exercise price of $0.17 and expire on November 15, 2008. The options vested on the date of grant.

ADB Systems International Ltd. 2005 Annual Report    F-22

Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
(in Canadian dollars)

On December 22, 2005, the Company granted 1.0 million stock options to certain employees, officers and directors of the Company. The options have an exercise price of $0.16 and expire on December 22, 2008. The options are comprised of two categories: non-performance based options and performance based options. The non-performance based options account for 500,000 of the options granted. Of these options, 400,000 vest quarterly over a four-quarter period and 100,000 vest quarterly over a six-quarter period. The remaining 500,000 performance-based options were granted to an officer and director of the Company and will vest upon the achievement of specific Company performance objectives. None of these performance-based options have vested as at December 31, 2005.

A summary of the status of the Company’s outstanding options at December 31, 2005 is as follows:

Exercise Prices	Number of Options Outstanding (in thousands)	Remaining Contractual Life in years	Number of Options Exercisable (in thousands)
$0.16	1,000	3.0	-
$0.17	75	2.9	75
$0.22	1,282	4.1	783
$0.33	90	0.5	90
$0.35	515	0.6	515
$0.37	35	0.5	35
	2,997		1,498

The Company determined the fair value of employee stock option grants using the Cox-Rubinstein binomial valuation model with the following assumptions on a weighted average basis:

	2005	2004	2003
Dividend yield	-	N/A	-
Risk free interest rate	3.86%	N/A	3.53%
Volatility	86.66%	N/A	137.51%
Expected term, in years	4.07	N/A	2.94

For the year ended December 31, 2005, the employee stock option expense was $154,000 (2004 - $39,000; 2003 - $193,000). The weighted average grant date fair values of the options issued during the year was $0.16 (2004 - $nil, 2003 - $0.28)

During the fourth quarter of fiscal 2003, the Company adopted the accounting recommendations contained in the CICA Handbook Section 3870 - “Stock-based Compensation and Other Stock-based Payments” effective January 1, 2003. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services, and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. Commencing in fiscal 2003, the Company recorded a compensation expense for stock options granted to employees on or after January 1, 2003, based on the fair value method of accounting.

For the year ended December 31, 2002, the Company did not record a compensation expense for stock options granted to employees. Instead, the Company disclosed the pro forma net income (loss) and the pro forma income (loss) per share had the Company adopted the fair value method of accounting for stock-based compensation awarded on or after January 1, 2002.

ADB Systems International Ltd. 2005 Annual Report    F-23

Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
(in Canadian dollars)

For the years ended December 31, 2005, 2004 and 2003, the amortization of the value of the stock-based compensation granted by the Company to employees in 2002, over the vesting period of the awards as specified under CICA 3870, would have resulted in the following pro forma loss attributable to common shareholders and pro forma basic and diluted loss per share:

	2005	2004	2003
	(in thousands)
Loss attributable to common shareholders
As reported	$(3,501)	$(5,104)	$(2,815)
Pro forma	$(3,501)	$(5,104)	$(2,956)
Basic and diluted net loss per share:
As reported	$(0.05)	$(0.08)	$(0.05)
Pro forma	$(0.05)	$(0.08)	$(0.05)

c)        NON-EMPLOYEE STOCK OPTIONS

The Company had no stock options outstanding to non-employees at December 31, 2005. A summary of changes in the stock options to non-employees for the two years ended December 31, 2005 is as follows:

	Number of Options		Weighted Average Exercise Price
	2005	2004	2005	2004
	(in thousands)
Opening balance	-	27	$-	$2.56
Granted	-	-	-	-
Exercised	-	-	-	-
Cancelled	-	(27)	-	2.56
Closing balance	-	-	$-	$-
Exercisable, end of year	-	-	$-	$-

13.	OTHER OPTIONS

During the year ended December 31, 2005, the Company issued 747,000 compensation options with a fair value of $193,000 relating to the issuance of Series I secured subordinated notes (See Note 7(a)). The options entitle the holder to purchase an equity unit at a purchase price of $0.15 per unit. The options expire on September 12, 2010. Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.20. The share-purchase warrants expire on September 12, 2010.

During the year ended December 31, 2004, the Company issued 485,000 compensation options with a fair value of $59,000 relating to the issuance of Series G secured subordinated notes (See Note 7(c)). The options entitle the holder to purchase an equity unit at a purchase price of $0.31 per unit. The options expire on June 15, 2006. Each equity unit consists of one common share and one half of a share-purchase warrant with an exercise price of $0.50. The share-purchase warrants expire on June 15, 2008.

Also during the year ended December 31, 2004, the Company issued 150,000 compensation options with a fair value of $19,000 relating to the December private equity placement (See Note 9(c)). The options entitle the holder to purchase an equity unit at a purchase price of $0.20 per unit and expire on December 6, 2006. Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.35. The share-purchase warrants expire on December 6, 2008.

ADB Systems International Ltd. 2005 Annual Report    F-24

Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
(in Canadian dollars)

14.    FINANCIAL INSTRUMENTS

  Foreign exchange risk
The Company’s revenue from software licensing and related services and e-commerce enabling agreements is transacted in various currencies including the Canadian dollar, U.S. dollar, UK pound, EURO, and Norwegian krone. Correspondingly, operating expenses related to these activities are transacted in the above-denoted currencies. The Company does not use derivative instruments to manage exposure to foreign exchange fluctuations. During the year ended December 31, 2005, the Company incurred foreign exchange losses in the amount of $16,000 (2004 - $24,000, 2003 - $84,000).

  Interest rate risk
The Company has limited exposure to fluctuations in interest rates. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

   Credit risk
Credit risk arises from the potential that a customer will fail to meet its contractual obligations under a software licensing and related services agreement or an e-commerce enabling agreement.

In 2005, two customers accounted for 37 percent and 17 percent, respectively, (2004 - one customer accounted for 31 percent, 2003 - two customers accounted for 26 percent and 15 percent respectively) of total revenues. At December 31, 2005, one customer accounted for 40 percent of total accounts receivable. At December 31, 2004, there were three customers that accounted for 18 percent, 13 percent and 11 percent, respectively, of total accounts receivable.

    Fair value
The fair value of monetary assets and liabilities approximates amounts at which they would be exchanged between knowledgeable and unrelated persons. The amounts recorded in the consolidated financial statements approximate fair value, with the exception of the secured subordinated series E, G and H notes as it is not practical to determine the fair value of the notes as at December 31, 2005, considering that they are not publicly traded.

15.      COMMITMENTS AND CONTINGENCIES

(a)	Minimum payments under operating leases during the next five years and thereafter are as follows:

Years	Amount
(in thousands)
2006	$401
2007	377
2008	326
2009	276
2010	146
2011 and thereafter	146

(b)
As a result of a review of statutory reporting obligations regarding employee benefits, the Company has identified a potential for non-compliance. The employees and regulators concerned have been notified. The probability and amount of any potential liability relating to this situation is presently not determinable.

(c)
The Company has entered into compensation arrangements with certain of its employees. In the event of involuntary termination, the Company may be liable for potential payments totaling $131,000 to these employees.

(d)
The Company entered into a licensing agreement with NCR Corporation on April 29th, 2002. The agreement provides the Company with access to specific technology patents over a seven-year period for US $100,000 annually up to a cumulative maximum of US $5,000,000.

ADB Systems International Ltd. 2005 Annual Report    F-25

Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
(in Canadian dollars)

(e)
In the normal course of operations, the Company provides indemnification agreements to counterparties in transactions such as purchase contracts, service agreements and leasing transactions. These indemnification agreements may require the Company to compensate the counterparties for costs incurred as a result of changes in laws and regulations (including tax legislation) or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. Historically, the Company has not made any significant payments under such indemnification. No amount has been accrued in the consolidated financial statements with respect to these indemnification agreements.

16.  CHANGES IN NON-CASH OPERATING WORKING CAPITAL

The following table sets forth the changes in non-cash operating working capital items resulting from the inflow (outflow) of cash in the year.

	2005	2004	2003
	(in thousands)
Accounts receivable	$381	$(151)	$444
Deposits and prepaid expenses	67	(8)	60
Accounts payable	372	288	(87)
Accrued liabilities	101	139	(491)
Deferred revenue	6	44	(741)
Effect of currency translation	(17)	10	87
	$910	$322	$(728)

The following table summarizes the non-cash financing activities of the Company

	2005	2004	2003
Issuance of common shares in settlement of accounts payable (Note 9(c))	$24	$118	$272
Issuance of common shares in return for prepaid services (Note 9(c))	-	82	-
Reduction in debt from conversion of secured subordinated notes (Note 7(i))	(226)	(830)	(21)
Reduction in conversion feature from conversion of secured subordinated notes (Note 7(j))	(147)	(550)	(76)
Settlement of demand loan by transfer of Bid.Com Ltd. Shares (Note 19)	-	-	(2,000)
Settlement of accrued liability by transfer of Bid.Com Ltd. shares	-	-	(68)
Issuance of compensation options relating to issuance of secured subordinated notes (Note 13)	(193)	(59)	-
Issuance of compensation options relating to equity private placement (Note 13)	-	19	-

ADB Systems International Ltd. 2005 Annual Report    F-26

Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
(in Canadian dollars)

17.	OTHER INCOME

The Company ceased its on-line retail activities in October 2000; however, during 2005, the Company received non-recurring proceeds of $42,000 (2004 - $nil, 2003 - $67,000) related to on-line retail activities that had been carried out prior to October 2000.

18.      LOSSES (GAINS) ON DISPOSAL OF CAPITAL ASSETS AND STRATEGIC INVESTMENT

	2005	2004	2003
	(in thousands)
Loss on disposal of capital assets (a)	$-	$1	$13
(Gain) on disposal of strategic investment (b)	-	-	(20)
	$-	$1	$(7)

(a)	During 2004, the Company disposed of capital assets that were no longer required resulting in a loss of $1,000. Similar disposals in 2003 resulted in a loss of $13,000.

(b)	During 2003, the Company sold shares in Megawheels Technologies Inc. for proceeds and a gain of $20,000.

19.    GAIN ON SETTLEMENT OF DEMAND LOAN

During the year ended December 31, 2002, the Company completed a series of transactions whereby the Company received a secured demand loan in the aggregate principal amount of $2,000,000. The loan carried an interest rate of 12 percent compounded monthly, and was secured by a general security agreement on the assets of the Company and a pledge of the shares of the Company’s Norwegian subsidiary. The loan matured on June 30, 2003. The Company could, at its discretion, repay the loan in cash or transfer to the lender 100 percent of the issued shares of its investment in Bid.Com Ltd. in full settlement of the outstanding principal amount and accrued interest then owing to the lender.

On June 30, 2003, the Company exercised its option to transfer its investment in Bid.Com Ltd., which had a nominal carrying value, to the lender in full settlement of the outstanding principal and accrued interest amounts. This transfer resulted in a gain on settlement of the demand loan in the amount of $2,195,000.

20.    INVESTMENT IN JOINTLY CONTROLLED COMPANY

On September 23, 2003 the Company established a joint venture with GE Commercial Equipment Financing, a unit of GE Commercial Finance, with each entity holding a 50 percent interest in the joint venture. The joint venture operates under the name of GE Asset Manager, LLC. The joint business venture develops and markets asset management technology to customers in a broad range of industries. Upon the establishment of this joint venture, 1 million share-purchase warrants issued by ADB to GE Capital Corporation vested. The fair value of these warrants of $188,000, calculated at the vesting date, was reflected on the consolidated balance sheets as an acquired agreement. This acquired agreement was fully amortized as of December 2004.

The consolidated financial statements of the Company reflect the Company’s pro rata share of the joint venture’s assets, liabilities, and results of operations in accordance with the proportionate consolidation method of accounting. The effect of proportionate consolidation of the joint venture on the Company’s consolidated financial statements is summarized as follows:

ADB Systems International Ltd. 2005 Annual Report    F-27

Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
(in Canadian dollars)

For the years ended December 31	2005	2004	2003
	(in thousands)
Consolidated statements of operations
Operating revenues	$9	$-	$-
Operating expenses	(1)	-	-
Net income	$8	$-	$-
Consolidated balance sheets
Current assets	$35	$-	$-
Current liabilities	(27)	-	-
Net investment	$8	$-	$-
Consolidated statements of cash flows
Operating activities	$35	$-	$-
Net cash inflow	$35	$-	$-

21.  INVESTMENT IN BID.COM LTD.

On August 30, 2002, the Company entered into a series of agreements with a lender, an unrelated party, whereby the lender granted to the Company a secured loan in the aggregate principal amount of $2 million (See Note 19). The Company and the same unrelated party also entered into an agreement whereby on-line retail operations were to be conducted by Bid.Com Ltd. These operations utilized the on-line retail technology, experience and expertise of the Company developed and operated under the name “Bid.Com International Inc.” in the on-line selling of consumer products supplied by the lender.

On June 30, 2003, the Company exercised its option to transfer 100 percent of the issued shares of Bid.Com Ltd. in full settlement of the outstanding principal and accrued interest owed to the lender.

The Company owned 100 percent of the issued and outstanding shares of Bid.Com Ltd., but determined that, for accounting purposes, consolidation of Bid.Com Ltd. was not appropriate. This determination was based upon the Company’s inability to determine the strategic operating policies of Bid.Com Ltd. without the cooperation of others, its inability to obtain the future economic benefits from the resources of Bid.Com Ltd., and its lack of exposure to the related risk of ownership. Therefore, the Company accounted for its investment in Bid.Com Ltd. on the equity basis. The Company was not exposed to losses incurred by Bid.Com Ltd., and accordingly this investment was carried at a nominal amount. U.S. GAAP required consolidation of the investment in Bid.Com Ltd. in the Company’s consolidated financial statements. The impact of this difference in Canadian GAAP from U.S. GAAP is disclosed in these notes to the consolidated financial statements under Canadian and United States accounting policy differences (See Note 23).

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

ADB Systems International Ltd. 2005 Annual Report    F-28

Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
(in Canadian dollars)

22.  ACQUISITION OF ADB SYSTEMER ASA

On October 11, 2001, the Company acquired 98.3 per cent of the outstanding shares of ADB Systemer ASA of Sola, Norway. ADB Systemer was a publicly traded software vendor focused on enterprise asset management and integrated electronic procurement. At the time of acquisition, ADB Systemer had wholly-owned subsidiaries in the United States and in the United Kingdom.

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

The amortization periods for contractual agreements and software and related intellectual property are 12 and 36 months respectively. Amortization expense relating to software in the amount of $nil (2004 - $846,000, 2003 - $1,128,000) was recorded. At the end of fiscal 2004, acquired software had been fully amortized.

Goodwill was not amortized, but was subject to an impairment test where the carrying value of goodwill was compared to its fair value. In the event the carrying value of goodwill exceeded its fair value, a goodwill impairment would be recorded. At December 31, 2001, the carrying value of goodwill was tested for impairment, and it was determined that a goodwill impairment of $9.476 million was required. Goodwill is not deductible for income tax purposes.

23.      CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles as applied in Canada, which conform in all material respects with generally accepted accounting principles in the United States, except as noted below.

(a) STOCK-BASED COMPENSATION TO EMPLOYEES

In fiscal 2003, the Company adopted the accounting recommendations contained in the CICA Handbook Section 3870 - “Stock-based Compensation and Other Stock-based Payments” effective January 1, 2003 regarding expensing of employee stock-based compensation. Accordingly, commencing in fiscal 2003, the Company records a compensation expense for stock options granted to employees on or after January 1, 2003, based on the fair value method of accounting.

ADB Systems International Ltd. 2005 Annual Report    F-29

Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
(in Canadian dollars)

Under U.S. GAAP stock-based compensation granted to employees is accounted for in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," or in accordance with SFAS 123 “Accounting for Stock-Based Compensation.” Prior to 2003, under United States GAAP the Company elected to follow APB 25 and no accounting recognition was given to stock options granted having exercise price of market value at the date of grant. Upon exercise, the proceeds were credited to shareholders’ equity. In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure,” an amendment of FASB Statement No. 123. This Statement amends FASB Statement No. 123, “Accounting for Stock- Based Compensation,” to provide alternative methods of transition for a voluntary change to fair value method of accounting for stock-based employee compensation. In fiscal 2003, the Company elected to prospectively adopt the fair value method for stock-based compensation as prescribed in SFAS No. 123 using the transition provision in SFAS No. 148. Under CICA 3870 and SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. The Company’s calculations for employee grants were made using the Cox-Rubinstein binomial valuation model with weighted average assumptions as described in the following table. As a result, the 2005 annual consolidated financial statements under Canadian GAAP and U.S. GAAP reflect a stock-based compensation expense to employees of $154,000 (2004 - $39,000; 2003 - $193,000) for options granted on or after January 1, 2003.

For grants made prior to fiscal 2003, SFAS No. 123, "Accounting for Stock-Based Compensation," requires the disclosure of pro forma net income (loss) and earnings (loss) per share had the Company adopted the fair value method from the date the standard was applicable. The calculations for the pro forma disclosures of stock options granted prior to 2005 are reported below and were made using the Cox-Rubinstein binomial valuation model with the following weighted average assumptions:

	2005	2004	2003
Dividend yield	-	N/A	-
Risk free interest rate	3.86%	N/A	3.53%
Volatility	86.66%	N/A	137.51%
Expected term, in years	4.07	N/A	2.94

If the estimated fair values of the Company’s stock options granted to employees had been amortized to expense over the vesting period of the awards as specified under SFAS No. 123, the loss attributable to common shareholders and the basic and diluted loss per share on a pro forma basis (as compared to such items as reported) would have been:

	2005	2004	2003
	(in thousands)
Loss attributable to common shareholders under U.S. GAAP
As calculated (Note 23(h))	$(3,298)	$(5,013)	$(2,572)
Stock-based compensation included in net loss	154	39	193
	(3,144)	(4,974)	(2,379)
Stock-based compensation if fair value applied to all awards	(154)	(39)	(337)
Pro forma net loss as if fair value applied to all awards	$(3,298)	$5,013)	$(2,716)
Basic and diluted net loss per share:
As calculated	$(0.05)	$(0.08)	$(0.05)
Pro forma	$(0.05)	$(0.08)	$(0.05)

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

ADB Systems International Ltd. 2005 Annual Report    F-30

Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
(in Canadian dollars)

Under Canadian GAAP, gains and losses from foreign exchange translations of subsidiaries classified as self-sustaining are included in the foreign cumulative translation account component of shareholders’ deficiency. Under U.S. GAAP, these gains and losses are included as a component of comprehensive income (loss).

(c) MARKETABLE SECURITIES

U.S. GAAP requires that the Company disclose marketable securities into one of three categories: held to maturity; available for sale; or trading. As at December 31, 2005 and 2004, the marketable securities held were classified as follows:

	2005	2004
	(in thousands)
Available for sale	$13	$13

(d) FINANCIAL INSTRUMENTS WITH LIABILITY AND EQUITY ELEMENTS

Under Canadian GAAP, the secured subordinated notes (See Note 7) are recorded based upon the relative fair values of the liability and equity components of the instruments. The liability component is accreted to the face value of the subordinated notes over the term to maturity until the underlying notes are converted into common shares. Under U.S. GAAP, upon issuance, the secured subordinated notes would have been recorded as a liability and reclassified to equity only upon conversion. Accordingly, the interest accretion of $405,000 (2004 - $266,000, 2003 - $112,000) that is recorded under Canadian GAAP is reversed under U.S. GAAP.

Additionally, under Canadian GAAP, the financing costs arising from the issuance of the convertible notes are allocated between the liability and equity components of the notes. The financing costs associated with the liability component of the notes are deferred and amortized over the term of the underlying debt (See Note 5). The financing costs associated with the equity component of the notes are charged to shareholders’ deficiency. Under U.S. GAAP, all of the financing costs are deferred and amortized over the term of the underlying debt. As a result, the 2005 amortization expense under U.S GAAP is $125,000 (2004 - $58,000) compared to an amortization expense of $63,000 (2004 - $32,000) under Canadian GAAP. Furthermore, under Canadian GAAP, conversion of debt results in the allocation of any unamortized deferred financing charges associated with that debt to shareholders’ deficiency. Under U.S. GAAP, such unamortized financing charges are expensed upon conversion of the associated debt. Accordingly, under U.S. GAAP, an additional amount of $23,000 (2004 - $23,000), representing the unamortized financing charges associated with the conversion of the Series H notes (2004 - Series F notes), is expensed. The unamortized financing charges under Canadian GAAP, in the amount of $12,000 (2004 - $13,000), were allocated to contributed surplus upon the conversion of the Series H notes (2004 - Series F notes).

Further, under U.S. GAAP, the beneficial conversion feature represented by the excess of the fair value of the shares issuable on conversion of the subordinated notes, measured on the commitment date, over the amount of the loan proceeds to be allocated to the common shares upon conversion would be allocated to additional paid in capital. This results in a discount on the subordinated notes that is recognized as additional interest expense over the term of the subordinated notes and any unamortized balance is expensed immediately upon conversion of the subordinated notes. Accordingly, for U.S. GAAP purposes, the Company has recognized a beneficial conversion feature in the amount of $664,000 relating to the Series I subordinated notes. In 2004, the Company recognized beneficial conversion features of $20,000, $90,000 and $49,000 relating to Series F subordinated notes, Series G subordinated notes and Series H subordinated notes, respectively. In 2003, the Company recognized a beneficial conversion feature of $96,000 with respect to the Series E subordinated notes. An interest expense of $117,000 (2004 - $126,000, 2003 - $64,000) results from the amortization of the discount over the term to maturity of those subordinated notes as well as the unamortized discount for those subordinated notes converted during the year. Canadian GAAP does not require the recognition of any beneficial conversion feature.

ADB Systems International Ltd. 2005 Annual Report    F-31

Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
(in Canadian dollars)

(e)	INVESTMENT IN JOINTLY CONTROLLED COMPANY

Canadian GAAP requires the proportionate consolidation of investments in joint ventures. Proportionate consolidation is not permitted under U.S. GAAP; instead investments in joint ventures are accounted for in accordance with the equity basis of accounting.

Although the application of proportionate consolidation has no impact on the Company’s net loss or shareholders’ deficiency, it does increase the amounts reported for the Company’s current assets, current liabilities, revenue, expenses and cash flow from operations as compared to the amounts that would otherwise be reported under U.S. GAAP. As allowed under the rules of the Securities and Exchange Commission, this difference has not been reflected in the table of certain consolidated balance sheet items presented below.

(f) ADDITIONAL DISCLOSURES AS REQUIRED IN ACCORDANCE WITH UNITED STATES GAAP

U.S. GAAP requires the disclosure of the allowance for doubtful accounts. The accounts receivable balance reported on the consolidated balance sheet at December 31, 2005, includes an allowance for doubtful accounts in the amount of $59,000 (2004 - $51,000).

U.S. GAAP requires the disclosure of accrued liabilities that exceed five percent of current liabilities. Included in accrued liabilities at December 31, 2005 are accrued interest payable of $363,000 (2004 - $122,000), accrued vacation pay of $293,000 (2004 - $274,000), and accrued audit fees of $140,000 (2004 - $193,000).

U.S. GAAP requires the disclosure of non-cash interest components incurred during the year. In 2005, the Company incurred $97,000 (2004 - $126,000, 2003 - $64,000) in non-cash interest expense associated with secured subordinated notes. In 2003, the Company incurred $126,000 in non-cash interest expense associated with a demand loan that was settled through the transfer of the investment in an associated company (See Note 19).

Under U.S. GAAP, EITF 01-09 requires, in certain circumstances, that the warrants issued to customers be recorded as a reduction of revenue. Accordingly, in 2005, depreciation and amortization and revenue were reduced by $nil (2004 - $150,000, 2003 - $38,000) under U.S. GAAP. During 2005, comparable guidance was issued in Canada, which is effective in 2006.

(g) INVESTMENT IN ASSOCIATED COMPANY/DISCONTINUED OPERATIONS

U.S. GAAP requires consolidation of the Company’s investment in the associated company described in Note 21. Furthermore, under FAS 144, the Bid.Com Ltd. component would be classified as an asset held for sale and be subject to the reporting requirements for discontinued operations in 2003.

Consolidation of this associated company results in a decrease in the net loss attributable to common shareholders due to income from discontinued operations in the amount of $nil (2004 - $nil, 2003 - $195,000). Revenue in the amount of $nil (2004 - $nil, 2003 - $1.1 million) is included in the income from discontinued operations.

For fiscal 2005, the impact of consolidation of the associated company on cash flows was to decrease cash flows as a result of cash outflows from discontinued operations in the amount of $nil (2004 - $nil, 2003 - $358,000).

(h) The effect of the above differences described in Note 23(b), (d) and (g) on the Company’s consolidated financial statements are set out below:

ADB Systems International Ltd. 2005 Annual Report    F-32

Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
(in Canadian dollars)

Consolidated Balance Sheets
	2005	2004
	(in thousands)
Cash and marketable securities	$292	$453
Accounts receivable	1,154	1,535
Deposits and prepaid expense	141	208
Capital assets	101	142
Deferred charges	459	277
Accounts payable and accrued liabilities	2,129	1,680
Due to related parties	137	-
Deferred revenue	141	135
Current portion of secured subordinated notes	367	-
Secured subordinated notes	2,402	2,465
Non-controlling interest	3	3
Shareholders’ equity	$(3,032)	$(1,668)

Consolidated Statements of Operations

	2005	2004	2003
	(in thousands, except per share amounts)
Net loss for the year as reported under Canadian GAAP	$(3,501)	$(5,104)	$(2,815)
Adjustments:
Accretion of interest on secured subordinated notes (Note 23(d))	405	266	112
Gain on settlement of demand loan (Note 23(g))	-	-	(2,195)
Amortization of deferred charges relating to secured subordinated notes under Canadian GAAP (Note 23(d))	63	32	-
Amortization of deferred charges relating to secured subordinated notes under U.S. GAAP (Note 23(d))	(148)	(81)	-
Amortization of beneficial conversion feature (Note 23(d))	(117)	(126)	(64)
Net loss from continuing operations for the year as reported under U.S. GAAP	(3,298)	(5,013)	(4,962)
Income (loss) from discontinued operations (Note 23(g))	-	-	2,390
Net loss for the year as reported under U.S. GAAP	$(3,298)	$(5,013)	$(2,572)
Net loss attributable to common shareholders under U.S. GAAP	$(3,298)	$(5,013)	$(2,572)
Net loss for the year as reported under U.S. GAAP	$(3,298)	$(5,013)	$(2,572)
Other comprehensive income (loss) (Note 23(b))	(22)	6	74
Comprehensive income (loss) as reported under U.S. GAAP	$(3,320)	$(5,007)	$(2,498)
Basic and diluted loss per share from continuing operations	$(0.05)	$(0.08)	$(0.09)
Basic and diluted net loss per share	$(0.05)	$(0.08)	$(0.05)

ADB Systems International Ltd. 2005 Annual Report    F-33

Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
(in Canadian dollars)

(i) IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

In May 2005, FASB issued Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections  - a replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS 154”). This statement applies to all voluntary changes in accounting principle and changes required by an accounting pronouncement where no specific transition provisions are included. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Retrospective application is limited to the direct effects of the change; the indirect effects should be recognized in the period of the change. This statement carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. However, SFAS 154 redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. The provisions of SFAS 154 are effective for accounting changes and correction of errors made in fiscal periods that begin after December 15, 2005, although early adoption is permitted. The Company does not anticipate that the implementation of this standard will have a material impact on its financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29 ("APB No. 29"), Accounting for Non-monetary Transactions. SFAS No. 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB No. 29, and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of SFAS No. 153 to have a material impact on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment". SFAS No. 123(R) requires employee stock options and rights to purchase shares under stock participation plans to be accounted for under the fair value method, and eliminates the ability to account for these instruments under the intrinsic value method prescribed by APB Opinion No. 25, as allowed under the original provisions of SFAS No. 123. SFAS No. 123(R) requires the use of an option pricing model for estimating fair value, which is amortized to expense over the service periods. The requirements of SFAS No. 123(R) are effective for the first fiscal year beginning after June 15, 2005. SFAS No. 123(R) allows for either prospective recognition of compensation expense or retrospective recognition, which may be back to the original issuance of SFAS No. 123. The Company is currently evaluating the impact of the adoption of SFAS No. 123(R).

In March 2005, the SEC staff issued guidance on SFAS No. 123(R). Staff Accounting Bulletin No. 107 ("SAB 107") was issued to assist preparers by simplifying some of the implementation challenges of SFAS No. 123(R) while enhancing the information that investors receive. SAB 107 creates a framework that is premised on two overarching themes: (i) considerable judgment will be required by preparers to successfully implement SFAS No. 123(R), specifically when valuing employee stock options; and (ii) reasonable individuals, acting in good faith, may conclude differently on the fair value of employee stock options. Key topics covered by SAB 107 include: (a) valuation models - SAB 107 reinforces the flexibility allowed by SFAS No. 123(R) to choose an option pricing model that meets the standard's fair value measurement objective; (b) expected volatility - SAB 107 provides guidance on when it would be appropriate to rely exclusively on either historical or implied volatility in estimating expected volatility; and (c) expected term the new guidance includes examples and some simplified approaches to determining the expected term under certain circumstances. The Company will apply the principles of SAB 107 in conjunction with its adoption of SFAS No. 123(R) in the Canadian and United States Accounting Policy Differences note to financial statements in fiscal year 2006. Management continues to assess the implications of this revised standard, which will impact the Company’s results of operations for the purposes of the Canadian and United States Accounting Policy Differences note to financial statements in fiscal year 2006.

ADB Systems International Ltd. 2005 Annual Report    F-34

Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
(in Canadian dollars)

(j) OPERATING LOSS

U.S. GAAP requires that the Company disclose operating loss. Operating loss of the Company for the year was $3.3 million (2004 - $5.0 million, 2003 - $5.0 million).

24.    SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, that is, the design and delivery of software solutions for use by its customers. The single reportable operating segment derives its revenues from the sale of software and related services. Sales for each regional segment are based on the location of 3rd party customer.

The Company operates in the following reportable geographic segments: North America, Ireland and the United Kingdom, and Norway. Information about the Company’s geographical net revenues and assets is set forth below:

Assets by geographic region:

	2005		2004
	(in thousands)
	Capital Assets	Intangible and Other Assets	Capital Assets	Intangible and Other Assets
North America	$42	$156	$39	$155
Ireland and U.K.	3	-	6	-
Norway	56	-	97	-
	$101	$156	$142	$155

Net revenue by geographic region:

	2005	2004	2003
	(in thousands)
North America	$656	$796	$1,211
Ireland and U.K.	628	681	1,239
Norway	4,491	3,453	3,403
	$5,775	$4,930	$5,853

25.      SUBSEQUENT EVENTS

(a)
On February 8, 2006, the Company completed a transaction resulting in the issuance of Series J secured subordinated notes with a face value of $755,000. The Series J notes were issued to private investors including an amount totaling $105,000 issued to three directors/officers of the Company. The Series J notes mature February 8, 2011, have an annual interest rate of 11 percent and are convertible into equity units at a price of $0.15 per unit. Interest for the first year is payable in shares of the Company with interest payable for the remaining term of the notes payable in cash upon the earlier of maturity and conversion. Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.20 per warrant. The warrants expire on the earlier of (i) February 8, 2009 and (ii) the date which is sixty days following the issuance of a notice by the Company to holders confirming that the closing price of the Company’s common shares, on the Toronto Stock Exchange, was greater than or equal to $0.35 for any 10 consecutive trading days. The afore-mentioned conversion provisions are subject to a four month and one day hold period. The Series J notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

ADB Systems International Ltd.     2005 Annual Report     F-35

Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
(in Canadian dollars)

(b)
On May 18, 2006, the Company entered into an agreement with ADB Systemer Holding AS (the "Buyer") to sell 100 percent of the Company's interest in its Norwegian subsidiary ADB Systemer AS, (“ADB Systemer") for NOK 15,000,000 or approximately Canadian $2.80 million in cash subject to shareholder approval. On June 21, 2006 the Company received approval from shareholders at its annual general meeting to proceed with the Share Sale which is scheduled to close on June 30, 2006. Sale of the shares of ADB Systemer include sale of the ADB Systems name. Following the sale of ADB Systemer, the Company will retain access to all existing technology that will be used to service existing customers. In addition, the Company obtained Shareholder approval to change its name to Northcore Technologies Inc. by filing Articles of Amendment upon closing of the Share Sale transaction.

ADB Systems International Ltd. 2005 Annual Report     F-36