Form 20-F
period 2006-12-31
NORTHCORE TECHNOLOGIES INC.
filed 2007-06-25
CIK 1079171

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006 OR
o TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
o SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT of 1934 Date of event requiring this shell company report ___________________

For the transition period from __________ to __________.
Commission File No. 001-14835

NORTHCORE TECHNOLOGIES INC. (Exact name of Registrant as specified in its charter)

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

83,742,508 Common Shares as of December 31, 2006

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

Yes x No o

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated filer o          Accelerated filer o          Non-accelerated filer x

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 o Item 18x
If this an annual report, indicate by check mark whether the registrant is a shell company (as determined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

NORTHCORE TECHNOLOGIES INC.

Annual Report on Form 20-F for the Fiscal Year
Ended December 31, 2006

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

We have based these forward-looking statements largely on our current plans and expectations.  Forward-looking statements are subject to risks and uncertainties, some of which are beyond our control.  Our actual results could differ materially from those described in our forward-looking statements as a result of the factors described in the “Risk Factors” included elsewhere in this Annual Report, including, among others:

•	the timing of our future capital needs and our ability to raise additional capital when needed;
•	increasingly longer collection cycles;
•	potential fluctuations in our financial results and our difficulties in forecasting;
•	volatility of the stock markets and fluctuations in the market price of our stock;
•	your ability to buy and sell our shares on the Over the Counter Bulletin Board;
•	our ability to compete with other companies in our industry;
•	our ability to repay our debt to lenders;
•	our ability to retain and attract key personnel;
•	risk of significant delays in product development;
•	failure to timely develop or license new technologies;
•	risks relating to any requirement to correct or delay the release of products due to software bugs or errors;
•	risk of system failure or interruption;

•	problems which may arise in connection with the acquisition or integration of new businesses, products, services, technologies or other strategic relationships;
•	risks associated with international operations;
•	risks associated with protecting our intellectual property, and potentially infringing the intellectual property rights of others; and
•	sensitivity to the overall economic environment.
•	increasingly longer sales cycles

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

ITEM 8	- FINANCIAL INFORMATION		53

ITEM 9	- THE OFFER AND LISTING		53

ITEM 10	- ADDITIONAL INFORMATION		56
	A.	Share Capital	56
	B.	Memorandum and Articles of Association	56
	C.	Material Contracts	59
	D.	Exchange Controls	60
	E.	Taxation	60
	F.	Dividends and Paying Agents	65
	G.	Statements by Experts.	66
	H.	Documents on Display	66
	I.	Subsidiary Information	66

ITEM 11	- QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK		66

ITEM 12	- DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		66

PART II			66

ITEM 13	- DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES		66

ITEM 14	- MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS		67

ITEM 15	- CONTROLS AND PROCEDURES		67

ITEM 16	[RESERVED]		67

ITEM 16			67
	A.	Audit Committee Financial Expert	67
	B.	Code of Ethics	67
	C.	Principal Accountant Fees and Services	68
	D.	Exemptions from the Listing Standards For Audit Committees	68
	E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	68

PART III			.68

ITEM 17	- FINANCIAL STATEMENTS		68

ITEM 18	- FINANCIAL STATEMENTS		68

ITEM 19	- EXHIBITS		68

Unless otherwise indicated, all references in this Annual Report to “dollars” or “$” are references to Canadian dollars.  Our financial statements are expressed in Canadian dollars.  Except as otherwise noted, certain financial information presented in this Annual Report has been translated from Canadian dollars to U.S. dollars at an exchange rate of Cdn$1.1307 to US$1.00 (or US$ 0.8844 to Cdn 1.00), the noon buying rate in New York City on December 31, 2006 for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.  These translations are not intended to suggest that Canadian dollars have been or could be converted into U.S. dollars at that or any other rate.

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The selected financial data set forth below should be read in conjunction with, and is qualified by reference to, our consolidated financial statements and the related notes, and the section "Operating and Financial Review and Prospects" included elsewhere in this Annual Report.  The consolidated statement of operations data for the years ended December 31, 2006, 2005, and 2004 and consolidated balance sheet data as of December 31, 2006 and 2005, as set forth below, are derived from our audited consolidated financial statements and the related notes included elsewhere in this Annual Report.  The consolidated statement of operations data for the years ended December 31, 2003 and 2002 and the consolidated balance sheet data as at December 31, 2004, 2003, and 2002 have been derived from our audited consolidated financial statements for those years, as adjusted for discontinued operations related to the disposition of the Company’s Norwegian subsidiary ADB Systemer AS in June 2006, which are not included in this Annual Report.

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

Historical results are not necessarily indicative of results to be expected for any future period.

	Year Ended December 31(3)
Statement of Operations Data:	2006 (Cdn$)	2005 (Cdn$)	2004 (Cdn$)	2003 (Cdn$)	2002 (Cdn$)
	(in thousands except for per share data)

Revenue	1,073	1,285	1,478	2,456	2,654
Operating expenses:
General and administrative	1,790	2,517	3,043	3,208	4,906
Customer service and technology	664	839	854	831	1,405
Sales and marketing	377	505	561	737	1,478
Employee stock options	137	105	27	135	-
Depreciation and amortization	92	95	149	634	1,326
Interest expense	783	717	443	286	182
Total expenses	3,843	4,778	5,077	5,831	9,297
Loss from continuing operations	(2,770)	(3,493)	(3,599)	(3,375)	(6,643)
Net Loss	(648)	(3,501)	(5,104)	(2,815)	(9,364)
Loss per common share (1)	(0.01)	(0.05)	(0.08)	(0.05)	(0.22)

Weighted average number of common shares	79,933	72,904	61,938	54,324	41,968

	As at December 31
Balance Sheet Data: (2)	2006 (Cdn$)	2005 (Cdn$)	2004 (Cdn$)	2003 (Cdn$)	2002 (Cdn$)
	(in thousands)

Working capital	(2,132)	(1,164)	381	486	(1,757)
Total assets	813	1,843	2,493	3,211	6,355
Shareholders’ (deficiency) equity	(2,255)	(2,710)	(1,009)	1,026	1,198

(1)	For each fiscal year, the Company excluded the effect of all convertible debt, stock options and share-purchase warrants, as their impact would have been anti-dilutive.
(2)	We have not paid dividends since our formation.
(3)
The statement of operations data for the years ended December 31, 2005, 2004, 2003 and 2002 have been restated to reflect the impact of the classification of the Company’s Norwegian subsidiary, ADB Systemer AS, as discontinued operations as a result of the disposition in June 2006.  The figures for 2003 and 2002 are unaudited.

EXCHANGE RATES

The following tables set forth, for the periods indicated, certain exchange rates based on the noon buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York.  Such rates are the number of U.S. dollars per one Canadian dollar and are the inverse of the rates quoted by the Federal Reserve Board of New York for Canadian Dollars per U.S. $1.00.  On May 31, 2007, the exchange rate was US$1.00 = Cdn$0.9345.

	Year Ended December 31,
Rate	2006	2005	2004	2003	2002

Average during year (1)	0.8844	0.8254	0.7702	0.7205	0.6344

(1)           The average rate is the average of the exchange rates on the last day of each month during the year.

Month	High during month	Low during month

December 2006	0.8760	0.8582
January 2007	0.8586	0.8457
February 2007	0.8631	0.8437
March 2007	0.8673	0.8467
April 2007	0.9035	0.8633
May 2007	0.9345	0.8980

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

We have not yet realized profitable operations and have relied on non-operational sources of financing to fund our operations.  Since we began our operations, we have been funded primarily through the sale of securities to investors in a series of private placements, convertible debt instruments, sales of equity to, and investments from, strategic partners, gains from investments, option exercises and, to a limited extent, through cash flow from operations.  While our Company’s financial statements for the year-ended December 31, 2006, have been prepared on the basis of accounting principles applicable to a going concern, certain adverse conditions and events cast substantial doubt upon the validity of this assumption. The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations.  Our ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2006.  Management’s 2007 business plan includes an increase in revenue and operating cash flow primarily from major new contracts in North America. The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

Management believes that continued existence beyond 2006 is dependent on its ability to increase revenue from existing products, and to expand the scope of its product offering which entails a combination of internally developed software and partnerships with third parties.  As of December 31, 2006, we had cash on hand and cash equivalents of approximately $475,000.

We do not have any committed sources of additional financing at this time and we are uncertain whether additional funding will be available when we need it on terms that will be acceptable to us or at all. If we are not able to obtain financing when we need it, we would be unable to carry out our business plan and would have to significantly curtail or cease our operations. We have included in Note 2 to our financial statements for the year ended December 31, 2006, a discussion about the ability of the Company to continue as a going concern. Potential sources of financing include strategic relationships, public or private sales of our shares, debt, convertible securities or other arrangements. If we raise funds by selling additional shares, including common shares or other securities convertible into common shares, the ownership interests of our existing shareholders will be diluted.  If we raise funds by selling preferred shares, such shares may carry more voting rights, higher dividend payments or more favorable rights upon distribution than those for the common shares.  If we incur debt, the holders of such debt may be granted security interests in our assets.  Because of our potential long-term capital requirements, we may seek to access the public or private equity or debt markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time. The auditors’ report on our 2006 consolidated financial statements includes additional comments that refers to this uncertainty with respect to our ability to continue as a going concern.

WE ARE NOT PROFITABLE AND WE MAY NEVER BECOME PROFITABLE.

We have accumulated net losses of approximately $109 million as of December 31, 2006.  For the year ended December 31, 2006 our net loss was $648,000.  We have never been profitable and expect to continue to incur losses for the foreseeable future.  We cannot assure you that we will earn profits or generate positive cash flows from operations in the future.

THE LIMITED OPERATING HISTORY OF OUR JOINT VENTURE WITH GE COMMERCIAL FINANCE, CAPITAL SOLUTIONS MAKES EVALUATING OUR BUSINESS DIFFICULT.

In December 2003 we formed the joint venture, GE Asset Manager, LLC with GE Capital Solutions. Growing this business venture has required the Company to shift focus from a broad spectrum of customers to focusing on a small number of large clients.  By further investing in our relationship with GE Capital Solutions we are increasing our business risk by becoming substantially dependent on the business generated by the joint venture.

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

THE ABILITY TO BUY OR SELL OUR COMMON SHARES ON THE OTCBB MAY BE LIMITED.

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

CUSTOMER CONCENTRATION

Northcore maintains excellent working relationships with a number of key organizations such as GE Commercial Finance, Paramount Resources and Trilogy Energy Trust. If our business or contractual relationships with any these customers is severed or meaningfully altered, we would experience a significant decline in our performance, particularly through reduced revenues. In 2006, three customers accounted for 34 percent, 18 percent and 12 percent, respectively, (2005 - two customers accounted for 31 percent and 29 percent, respectively, 2004 - two customers accounted for 32 percent and 15 percent, respectively) of total revenues.  At December 31, 2006, one customer accounted for 64 percent of total accounts receivable.  At December 31, 2005, there were three customers that accounted for 27 percent, 24 percent and 21 percent, respectively, of total accounts receivable.

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

SALES TO CUSTOMERS OUTSIDE CANADA ACCOUNT FOR A SIGNIFICANT PORTION OF OUR REVENUE, WHICH EXPOSES US TO CERTAIN RISKS.

While we currently operate out of Canada many of our customers are based outside of Canada. There are risks inherent in doing business outside Canada, including:

•	differing laws and regulatory requirements;
•	political and economic risks;
•	currency and foreign exchange fluctuations and controls;
•	tariffs, customs, duties and other trade barriers;
•	longer payment cycles and problems in collecting accounts receivable; and
•	potentially adverse tax consequences.

Any of these risks could adversely affect the success of our business.

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

WE ARE SUBJECT TO RISKS ASSOCIATED WITH EXCHANGE RATE FLUCTUATIONS.

The Company’s revenue from software licensing and related services and e-commerce enabling agreements is transacted in various currencies including the Canadian dollar, U.S. dollar, UK pound and EURO. Correspondingly, operating expenses related to these activities are transacted in the above-denoted currencies.  The Company does not use derivative instruments to manage exposure to foreign exchange fluctuations. Fluctuations in the exchange rates of these currencies or the exchange rate of other currencies against the Canadian dollar could have a material adverse effect on our business, financial condition, cash flows and results of operations.

OUR PREFERRED SHARES COULD PREVENT OR DELAY A TAKEOVER THAT SOME OR A MAJORITY OF SHAREHOLDERS CONSIDER FAVORABLE.

Our Board of Directors, without any further vote of our shareholders, may issue preference shares and determine the price, preferences, rights and restrictions of those shares.  The rights of the holders of common shares will be subject to, and may be adversely affected by, the rights of the holders of any series of preferred shares that may be issued in the future.  That means, for example, that we can issue preferred shares with more voting rights, higher dividend payments or more favorable rights upon distribution than those for our common shares.  If we issue certain types of preferred shares in the future, it may also be more difficult for a third party to acquire a majority of our outstanding voting shares and such issuance may, in certain circumstances, deter or delay mergers, tender offers or other possible transactions that may be favored by some or a majority of our shareholders.

IT MAY BE DIFFICULT FOR YOU TO ENFORCE LEGAL CLAIMS AGAINST US OR OUR OFFICERS OR DIRECTORS.

We are incorporated under the laws of the Province of Ontario, Canada.  Certain of our directors and officers are residents of Canada and substantially all of our assets and the assets of such persons are located outside the United States.  As a result, it may be difficult for holders of common shares to effect service of legal process within the United States upon those directors and officers who are not residents of the United States.  It may also be difficult to realize in the United States upon judgments of courts of the United States without enforcing such judgments in our home jurisdiction or the jurisdiction of residence of the director or officer concerned.

ITEM 4 - INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Our name is Northcore Technologies Inc. (“Northcore, or the “Company”). The Company was formed pursuant to the Business Corporations Act (Ontario). The business began as Internet Liquidators Inc. (“IL Inc.”), a business corporation formed under the laws of Ontario, Canada, in September 1995 and after a series of corporate reorganizations, as described below, developed into the present Company.

In May 1996, Internet Liquidators International Inc. (“ILI Inc.”), also an Ontario company, acquired all of the shares of IL Inc. The two companies, IL Inc. and ILI Inc., were amalgamated on January 9, 1997.  By articles of amendment dated June 25 1998, the name of ILI Inc. was changed to Bid.Com International Inc.

On October 11, 2001, Bid.Com acquired substantially all of the shares of ADB Systemer ASA, a public limited liability company organized under the laws of the Kingdom of Norway. As part of the acquisition of ADB Systemer, Bid.Com completed a two for one share consolidation and changed its name to ADB Systems International Inc. (“ADB Inc.”) by articles of amendment dated October 11, 2001.

During 2002, ADB Systems International Inc. (“ADB Inc.”), entered into a series of agreements with the Brick Warehouse Corporation (“The Brick”) whereby the parties agreed to cooperate in online retail operations that utilized the retail technology that the Company had developed and operated under the name “Bid.Com International Inc.” in the online sale of consumer products to be supplied by The Brick. In connection with these transactions the Brick granted to the Company a secured loan and the Company completed a corporate reorganization by plan of arrangement, as described below.

 On August 20, 2002, a new company was formed called ADB Systems International Ltd. (“ADB Ltd.”), which was incorporated by certificate and Articles of Incorporation. Pursuant to a plan of arrangement approved by the shareholders of ADB Inc. on October 22, 2002 and by the Ontario Superior Court of Justice on October 24, 2002 (the “Arrangement”) the shareholders of ADB Inc. exchanged their shares of ADB Inc. for shares of ADB Ltd., as the Company was then known, on a one-for-one basis on October 31, 2002. As a result of the Arrangement, the business of ADB Inc., including all assets and liabilities of ADB Inc. (other than those related to retail activities, which remained with ADB Inc.), was transferred to the Company in the form of a return of capital. The name of ADB Inc. was subsequently changed to Bid.Com International Ltd. and on June 30, 2003, the Company exercised its option to transfer to The Brick all of the issued shares of Bid.Com International Ltd. (formerly ADB Inc.) in satisfaction of the outstanding principal amount and accrued interest on the loan then owing to The Brick.

On June 30, 2006, in connection with the disposition of the Company’s Norwegian subsidiary ADB Systemer AS, the Company changed its name, by Articles of Amendment, to Northcore Technologies Inc. Effective July 18, 2006 the Company’s stock symbols were changed to NTI on the TSX and to NTLNF on the over-the-counter bulletin board (OTCBB).

The principal and registered office of the Company is located at 302 The East Mall, Suite 300 Toronto, Ontario, Canada, M9B 6C7 and our telephone number is (416) 640-0400.  Additional information on the Company can be found at www.northcore.com. The information contained on our web site is not deemed to be part of this Annual Report.

MAJOR DEVELOPMENTS

Significant product and business developments over the last three fiscal years have been as follows:

Fiscal 2006

•
Northcore successfully completed a number of operational activities in 2006.  The most significant of which included the sale of our Norway business unit and renaming the Company to Northcore Technologies Inc., both of which received shareholder approval, and concentrating our sales and marketing efforts in North America.  These developments, underscore our strategic direction for 2007 and beyond.

•	Effective July 18, 2006 our stock symbol on the TSX was changed to NTI and our symbol on the Over The Counter Bulletin Board (the “OTCBB”) was changed to NTLNF.

•
In addition to our operational activities, Northcore devoted considerable effort in 2006 to adding new customers and building long-term relationships with existing clients, such as GE Commercial Finance, Paramount Resources and Trilogy Energy Trust.  These customers, who take advantage of Northcore’s suite of asset management software solutions, are also now able to leverage our technology-based services.

•
Northcore increased its market offerings by introducing application development, software customization and systems integration capabilities.  These technology-based services allow Northcore to extend our relationships with customers and provide a point of differentiation for the Company.

Joint Venture with GE Commercial Finance

•
In 2006, Northcore continued to devote significant attention to the rollout of GE Asset Manager, LLC, and our joint venture effort with GE Commercial Finance.  Northcore’s joint venture efforts have generated a number of positive results to date.  Through the joint venture, Northcore has strengthened its relationship with GE, delivered new web-based asset management capabilities, expanded new relationships with customers such as Kraft Foods Inc., the Toro Company and Fastenal Company, and provided a basis for continued growth in the near and long-term.

Fiscal 2005

•
Throughout 2005, the Company expanded existing customer relationships while making efforts to add new customer organizations.  Cross selling of ancillary software and services within established customer relationships continued and the Company was able to expand its working relationship with National Health Service (UK), Paramount (Canada), and GE Commercial Finance, Capital Solutions (US), among others.  New customers included Mesta AS (Norway), Star Energy  (UK) and Trilogy (Canada).

•
In North America, the Company continued to focus on the expansion of activities related to GE’s Asset Manager, LLC, (GEAM) the joint venture co-owned by the Company and GE Capital Solutions.  Incrementally through the year, software was refined in order to expand GEAM’s array of offerings to its clients and sales efforts broadened to include the appraisal industry, a commercial segment vital to the valuation and financing of assets.  In this area, the joint venture successfully established a co-operation agreement with the North American Auctioneers Association (“NAA”) for the provision of appraisal services online.

•
The Company undertook a number of software development initiatives in 2005 to ensure continued technology leadership.  The most substantial single project involved the re-architecture of certain WorkMate and ProcureMate elements, which resulted in enhanced functionality for a number of customers.

Fiscal 2004

•
The Company was engaged in a number of activities aimed at expanding our relationships with existing customers and developing relationships with new customer organizations. Through these efforts, which included the introduction of new technology enhancements to our suite of product offerings, the cross selling of ancillary applications, and the increase in the number of users of our technology, the Company was able to expand our working relationships with BP the National Health Services (UK), and GE CEF, among others.

•
In North America, the primary thrust of our activities in 2004 concentrated on the rollout of Asset Manager from GE, our joint venture with GE Commercial Finance. This joint venture is designed to combine GE’s equipment financing and asset management expertise together with our experience in providing mission-critical technology solutions for asset lifecycle management. Together, we have developed a suite of integrated web-based solutions to help our customers gain greater control of their capital assets and implement new process efficiencies to their operational activities.

•
Through the joint venture, we signed a customer agreement with Kraft Foods Global, Inc. (“Kraft”) and continued to service our customer agreement with the General Electric Company, acting through its GE Aircraft Engines division (“GE Aircraft Engines”).

•
The Company made a number of enhancements to our suite of technology product offerings in 2004.   These enhancements, which centered on re-architecting the under-lying platform of our Dyn@mic Buyer solution and expanding the functionality of our WorkMate and Material Transfer applications, allow us to stay current with the latest technology trends while maintaining a competitive advantage.

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

Joint Venture with GE Commercial Finance, Commercial Equipment Financing

On December 31, 2003 ADB Systems USA, Inc. (“ADB USA”), a wholly owned subsidiary of the Company, entered into an Amended and Restated Operating Agreement (the “Operating Agreement”) with General Electric Capital Corporation through its business division GE Commercial Finance, Capital Solutions (“GE” or “GE Capital Solutions”).  This agreement was entered into in connection with the establishment of GE Asset Manager, LLC a joint business venture in which both GE Capital Solutions and ADB USA hold a 50 percent interest.  Pursuant to this business venture, GE Capital Solutions and ADB USA also entered into the following agreements that are included as exhibits to the Operating Agreement:  ADB License Agreement, ADB Services Agreement, GE License Agreement and GE Service Agreement. GE Asset Manager, LLC, which carries on business under the name GE Commercial Finance Asset Manager (“Asset Manager”), is an integrated, web-based business enabling mid- and large-size organizations to reduce operating costs by simplifying and consolidating their asset management programs. Asset Manager features all-in-one capabilities designed for sourcing of new equipment, tracking and reallocation of existing assets, automated appraisal management and disposition of surplus equipment.

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

For a description of principal capital expenditures and divestitures, see Item 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS - REALIZED GAINS AND LOSSES ON MARKETABLE SECURITIES AND STRATEGIC INVESTMENTS and CAPITAL ASSETS.  As of May 31, 2007 we do not have any significant current capital divestitures or any current capital expenditures so far in 2007.

B. BUSINESS OVERVIEW

The Company develops and sells software products and services that allow our customers to source, buy, track, manage and sell assets, primarily in asset-intensive industries.  We refer to our product and services suite as asset lifecycle management solutions.  Our solutions can reduce sourcing and procurement costs, improve tracking and monitoring of asset performance and reduce operational downtime.

Designed to help our customers get full value from their capital assets, the Company’s integrated asset management solutions:
•	Streamline sourcing/procurement activities while reducing purchasing costs;

•	Schedule preventative and corrective maintenance activities, eliminating unnecessary operational downtimes and reducing maintenance costs;
•	Manage inventory of materials more effectively, resulting in reduced purchase costs, improved access to supplies, and easier tracking of assets regardless of their location; and
•	Generate higher yield for surplus assets that are disposed or sold on-line.

Our current customers include GE Commercial Finance, Newfoundland and Labrador Housing and Mortgage Corporation, Paramount Resources, The School Board of Broward County, The State of Tennessee Department of General Services and Trilogy Energy Trust.

Through our wholly owned subsidiary, ADB Systems USA, Inc., Northcore owns a 50 percent interest in GE Commercial Finance Asset Manager1, a joint business venture launched with the General Electric Capital Corporation, through its business division GE Commercial Finance, Capital Solutions (referred to in this AIF as “GE” or “GE Capital Solutions”). GE's Asset Manager offers a suite of integrated, web-based solutions that are designed to help organizations gain greater control of their capital assets and implement new process efficiencies to their operational activities enabling our customers to:

•	Automate sourcing and tendering processes;
•	Track and re-deploy assets more effectively;
•	Automate equipment appraisals; and
•	Efficiently market and sell surplus equipment.

INDUSTRY BACKGROUND AND OVERVIEW

Asset management software has existed for more than thirty years, initially through computerized maintenance management systems (CMMS), and more recently including more comprehensive and robust enterprise asset management (EAM) and enterprise resource planning (ERP) solutions.  The early systems automated daily management of assets, while ERP solutions consolidated basic asset information with financial information at the corporate level. Asset Management solutions encompass elements of both; have evolved to integrate web-based delivery platforms.

Current asset management systems provide a number of capabilities including maintenance scheduling, materials management, electronic procurement, and asset tracking. In essence, asset management activities have evolved to integrate all aspects of an asset’s lifecycle.

There are a number of industry trends driving the demand for asset management capabilities, including the need to:

•	Improve the utilization of assets;
•	Comply with industry standards and requirement e.g., Sarbanes-Oxley;
•	Reduce operating expenses and improve bottom-line performance; and
•	Introduce new operational efficiencies.

PRODUCTS AND SERVICES

The Company offers solutions to manage all aspects of the asset lifecycle - sourcing/procurement, maintenance, materials management and disposition.  Below is a detailed description of our offerings:

1The legal corporate name of the joint venture is GE Asset Manager, LLC which operates under the name GE Commercial Finance Asset Manager (referred to in this AIF as “GE’s Asset Manager” or “Asset Manager”). Additional information on this joint venture is provided in this Annual Report under the heading Joint Venture withGE Commercial Finance, Capital Solutions.

WorkMate (TM) - A comprehensive asset management solution, WorkMate provides integrated capabilities for asset maintenance, asset tracking, materials management and procurement functionality. In connection with the sale of our Norwegian subsidiary in June 2006, the Company entered into a value added reseller agreement with ADB Systemer AS to continue to bring WorkMate to market.

Customers in asset intensive industries - typically those, design WorkMate for use where maintenance, repair and operations purchases outnumber raw material purchases by more than ten to one on a transaction volume basis.  Examples of asset intensive industries are oil and gas, process industries (such as mining) and the utilities sector.

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

•
Materials Management Module - for managing inventory and logistics operations.  Key features include: inventory status, goods receipt, stock issue, reordering, packing/unpacking, transportation, and goods return and equipment rentals.  This Module will log all movements of an item and generates the necessary financial transactions.

•
Maintenance Module - for all types of maintenance, including corrective, preventive or condition-based activities. Customers can automate manual routines and track maintenance costs and equipment history.

Each WorkMate module also includes workflow and reporting tools.

WorkMate is a licensed client-server application and pricing is based on the number of users named by the customer.  Service fees are charged separately for implementation, systems integration, training and other consulting activities.  WorkMate users include some of the largest global players in the oil and gas sector, such as: BP (Norway), Halliburton Productos, Prosafe, Talisman Energy, Paramount Resources and Mesta AS.

ProcureMate (TM) - ProcureMate is a web-based business-to-business e-Procurement solution designed to reduce purchase costs, improve purchasing efficiencies and reduce maverick buying.  ProcureMate allows users to select goods for purchase from a web-based catalog and automatically issue purchase orders to their suppliers. In connection with the sale of our Norwegian subsidiary in June 2006, the Company entered into a value added reseller agreement with ADB Systemer AS to continue to bring ProcureMate to market.

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

ProcureMate is licensed to customers and license fees for ProcureMate are based on the number of users named by the customer.  Service fees are charged separately for implementation, systems integration, training and other consulting activities.  ProcureMate can be bundled with our other on-line purchasing solutions or used separately depending on customer requirements.  Existing ProcureMate users include BP (Norway), National Health Service (UK), Vesta Insurance, Vinmonopolet, Norway’s government-run retailer of wine and spirits and Hordaland HFK County, a large local government entity in Norway.

Dyn@mic Buyer (TM) - An on-line sourcing solution, Dyn@mic Buyer automates the tendering process, and can be used to improve the decision-making process involved in sourcing goods by providing automated analysis and selection among competing bids, based on a variety of pre-determined factors.

Key features of the product include:

•	The ability for buyers to create tenders using automated tools that accelerate the purchasing process and reduce procurement costs.
•	Capabilities for buyers to post and distribute their tenders on-line to qualified suppliers.
•
The ability for buyers to assign values to criteria involved in the purchase decision, such as price, product availability, post-sales support and certification standards.  Buyers then weigh suppliers’ responses to tender questions for evaluation.

•	Functionality that allows for the posting of detailed technical information, question and answer forums, and automatic e-mail notification of amended or new buyer-posted documents.
•
Capabilities to allow for the use of sealed bid-sourcing formats enabling users to post their product or service requirements to selected vendors.  The sealed bid system differs from the request for quotation in that the vendors only have one opportunity to supply a bid.  Only after the close of the auction is the user able to view the vendor bids.

Dyn@mic Buyer is licensed to our customers. Fees for Dyn@mic Buyer are determined on an annual basis, depending on the number of sourcing events identified by customers. Service fees are charged separately for implementation, systems integration, training and other consulting activities. Dyn@mic Buyer can be bundled with our procurement solutions or used separately depending on customer requirements.  Current corporate users of Dyn@mic Buyer include the National Health Service (UK) and Vesta Insurance.

Dyn@mic Seller (TM) - An on-line sales solution designed to help our customers with the disposition of surplus assets and equipment.  Dyn@mic Seller integrates multiple pricing methods, such as fixed priced, top bid (auction), Dutch (declining price) and hybrids, through private-labeled websites. Dyn@mic Seller is delivered through an application service provider model.

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

•	Hybrid auction formats that blend multiple pricing format to meet a customer’s particular needs.
•	Fixed price sales where assets are sold in a catalogue or directory format. The purchaser cannot bid on the price, but merely elects whether or not to purchase the good or service.

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

Related Services

In connection with our software offerings, we provide the following services to our customers:

Consulting.  A significant number of our customers request our advice regarding their business and technical processes, often in conjunction with a scoping exercise conducted both before and after the execution of a contract.  This advice can relate to development or optimization of assorted business processes, such as sourcing or procurement activities, assisting in the development of technical specifications, and recommendations regarding internal workflow activities.

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

Application Development. A growing number of our customers have engaged Northcore to develop web-based applications that support their unique asset management requirements. Typically, these application development projects become the proprietary technology of our customers and are not resold by Northcore. The Company charges customers based on hourly service rates or through a fixed price format.

Training.  Upon completion of implementation (and often during implementation), we train customer personnel to utilize our solutions.   Training can be conducted in one-on-one or group situations. We also conduct “train the trainer” sessions.

Maintenance and Support.  We provide regular software upgrades and ongoing support to our customers. Northcore provides these services for a yearly maintenance fee of 18% of the license fee for client/server environment or as part of its monthly hosting fees.

Hosting. Northcore also provides technology hosting services to our customers. Through these services, customers gain access to Northcore's applications via the Internet through dedicated, secure websites.  Northcore's hosting services enable customers to accelerate the deployment of technology initiatives while limiting investments in systems configuration and new hardware infrastructure.

GE’s Asset Manager

GE's Asset Manager is a joint venture between GE Commercial Finance, Capital Solutions and Northcore Technologies Inc. that combines GE’s equipment financing and asset management expertise together with Northcore's experience in providing mission critical technology solutions for asset lifecycle management.
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

The four key components to Asset Manager’s offerings are as follows:

Asset Buyer
Asset Buyer is a web-based solution designed for automating sourcing activities and improving purchasing decisions.  Using Asset Buyer, purchasers can determine the factors that are the most important to their procurement decisions and identify suppliers that deliver the greatest value - from the lowest price to the ability to match exact specification requirements.

Asset Buyer also streamlines the procurement process, making it easier to create and distribute tenders, select vendors and negotiate with suppliers.

With Asset Buyer, organizations can:

•	generate cost savings on sourcing activities;
•	reduce purchasing cycle times;
•	take advantage of multiple sourcing formats including request for proposals, reverse auction, and sealed bid; and
•	rank suppliers based on their ability to match buying criteria improve relations with suppliers through on-line collaborations.

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

Assets no longer required or deemed surplus can be earmarked for disposition through traditional or on-line sales methods, such as Asset Seller.
With Asset Tracker, users can:

•	Search and request for capital equipment within their organization, across multiple locations or facilities;
•	Review asset details, such as equipment description, image, financial information, and contact information;
•	Add new asset details by uploading data from spreadsheet applications;
•	Extract asset details and generate asset management reports;
•	Instantly determine the status of capital equipment;
•	Transfer and re-deploy idle assets; and
•	Dispose of unnecessary or surplus equipment.

Asset Appraiser

Asset Appraiser is a web-based solution that allows organizations to more effectively manage the capital equipment appraisal process. With Asset Appraiser users can create an appraisal scope, confirm appraisal data, distribute documents and data collection tools, compile appraisal results and access stored appraisals on-line in a protected environment.

Asset Appraiser allows users to:

•	Automate and accelerate the appraisal process using web-based tools;
•	Gain instant access to ongoing project details from anywhere in the world;
•	Store asset data in a secure repository for future reference, retrieval and analysis;
•	Access appraisals in a 24 x 7 environment;
•	Store and review appraisals in a secure environment;
•	Download spreadsheet templates into reports;
•	Add attachments, such as image, text or movie files, to reports; and
•	Assist with compliance with the Uniform Standards of Professional Appraisal Practice.

Asset Seller

Asset Seller facilitates instant and global access to a buying community by presenting your surplus equipment or inventory on geasset.com, GE's equipment re-marketing website. Asset Seller is a proven take-to-market solution that will connect your company's equipment to a global community of qualified organizational buyers using multiple sales platforms, all developed to help maximize asset recovery value and improve cycle time.

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

Asset Seller also enables organizations to feature equipment specifications, photos, videos and contact information, and allows them to coordinate off-line sales activities such as equipment inspections. Current customers of Asset Seller, through our joint venture, include The Toro Company.

THIRD PARTY BUSINESS RELATIONSHIPS

Designed to extend the value of the solutions we deliver to our customers, Northcore has forged relationships with a number of leading technology and professional service organizations. These relationships allow Northcore to develop world-class offerings that leverage the leading-edge technologies, proven methodologies and subject matter expertise of our business partners.

Northcore’s existing business relationships include:

ADB Systemer AS - Based in Stavanger, Norway ADB Systemer AS provides enterprise asset management technology for oil and gas companies and public sector organizations. Upon the share sale of ADB Systemer AS, effective June 30, 2006, the Company entered into a value added reseller agreement with ADB Systemer AS to continue to bring WorkMate and ProcureMate to market.

Donna Cona - Donna Cona is Canada's largest Aboriginal Information and Communications Technology company. The company was incorporated in 1996, and has successfully been providing information technology and management consulting services to public sector organizations.

GE Capital Solutions - Backed by more than 65 years of operating experience, a AAA credit rating, and the vast resources of its parent, General Electric Company, GE Capital offers a wide range of value-added financial products and services through a network of 28 specialized businesses in five core niches: Equipment Management, Customer Services, Specialized Financing, Mid-Market Financing and Specialty Insurance.

BUSINESS CYCLES

As many of the customers of the Company and GEAsset Manager are large, multinational organizations or quasi-governmental entities, we may experience increasingly longer sales and collection cycles. Additional information on business cycle risks are set out in Item 3.D. of this Annual Report under the heading Risk Factors.

For additional information regarding business cycles, see Part I - Item 5 under the heading “OPERATING AND FINANCIAL REVIEW AND PROSPECTS - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS”.

STRATEGY

Our business strategy is to expand our customer base, particularly in the manufacturing, oil and gas, public and financial services sectors, through superior software functionality and through the industry expertise of our employees.  In particular, our strategy is comprised of the following key components:

Expand joint venture with GE and increase our customer base.

Since the launch of GE’s Asset Manager, we have focused our efforts on increasing the number of joint venture customers and enhancing our portfolio of asset management technology. This focus will be a cornerstone of our efforts in 2007.

Strengthen our position as an Asset Management Solution Provider and improve our visibility among target sectors.

While we have expanded our customer base and increased the number of users of our technology, Northcore is committed to solidifying our position as a provider of asset management solutions particularly among our target markets.

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

The revenue structures and particular services provided vary depending upon the needs of the customer and the solution concerned.  For licensed offerings we generally collect a license fee based on number of users, service fees for implementation and training, and support and maintenance fees that are collected on a recurring annual basis.  For hosted offerings, we generally collect an up-front implementation fee, monthly hosting fee, and a share of revenue or transaction volumes.

The following is a representative list of some of the customers for whom we have implemented or are implementing our solutions:

Customer	Solution(s)	Industry Segment	Geographic Location
GE Capital Solutions	Dyn@mic Seller	Financial Services	US
Paramount	WorkMate	Oil and Gas	Canada
Trilogy Energy Trust	WorkMate	Oil and Gas	Canada
Customers serviced by our joint venture, Asset Manager
Kraft Foods Global, Inc.	Asset Tracker	Manufacturing	US
GE Infrastructure	Asset Tracker	Manufacturing	US
The Toro Company	Asset Tracker	Manufacturing	US

For information regarding the regional market segments in which the Company competes, see Note 21 to the Consolidated Financial Statements for the year ended December 31, 2006 included in this annual report.

The Company operates in a single reportable operating segment, that is, the design and delivery of software solutions for use by its customers.  The single reportable operating segment derives its revenues from the sale of software licenses and related services.  Sales for each regional segment are based on the location of third party customers.

Net Revenue by Geographic Regions:	2006	2005	2004
	(in thousands)
North America	$661	$657	$797
Ireland and U.K.	412	628	681
Revenue from discontinued operations	2,399	4,490	3,452
	$3,472	$5,775	$4,930

SALES AND MARKETING

We market our solutions primarily through our direct sales force. Our sales organization is regional with personnel located in our principal offices in Toronto (Canada) and Tampa (Florida, USA). Northcore also entered into a business development agreement with Sandstorm Technologies, a leading sales and marketing firm with offices in New York, Chicago and Ottawa. Acting as sales agent, Sandstorm will represent Northcore’s suite of asset management offerings to leading North American companies in a number of key industry verticals, such as manufacturing, financial services and healthcare.

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

TECHNOLOGY PLATFORM

Northcore has devoted significant resources to developing its proprietary software technology. The technology platform is constructed using distributed software technologies which allow for rapid development and deployment of new software technology in order to take advantage of emerging business opportunities.
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

Our software development and technology expenditures were approximately $664,000 for the year ended December 31, 2006,  $839,000 for the year ended December 31, 2005 and $854,000 for the year ended December 31, 2004, including salaries and related expenses of our personnel engaged in research and development.

Our software development and technology activities in 2006 included the ongoing development of new applications framework implemented in Microsoft.Net. The new framework will be used as the foundation of all future Web based products. There was also a substantial amount of time devoted to the extension of our integration tool set, which allows us to connect our core product suite to pre-existing customer owned third party applications.

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

Our major trademarks or tradenames include: Northcore™, DYN@MIC SELLER™, DYN@MIC BUYER™ and POWERED BY Northcore™. We also claim rights in other unregistered trademarks.

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

The Company entered into a Patent License Agreement with NCR Corporation on April 29, 2002.  The agreement provides the Company with access to specific technology patents over a seven-year period for US$100,000 annually.

COMPETITION

The market for each solution comprising our asset lifecycle management suite is intensely competitive.  Many of the companies we compete with have much greater financial, technical, research and development resources than we do.

To remain and become more competitive, we will need to make continued investments in product development and improve our market visibility and financial situation.

 Although we offer a broad range of asset lifecycle management solutions, we face significant competition in each of the component product areas from the following companies:

•	Sourcing - Ariba, Inc., Emptoris, Inc., Moai, and Procuri, Inc.
•	Procurement -Ariba, Inc., MRO Software, Inc., and broader ERP solution providers such as Oracle and SAP AG.

•	Asset Management- Indus International Inc., Infor, MRO Software, Inc., Mincom Ltd., and broader ERP solution providers such as Oracle and SAP AG.
•	Sales solutions - eBay Inc.

In addition, many organizations use in-house developers to develop solutions for certain elements of the asset lifecycle.

C. ORGANIZATIONAL STRUCTURE

The Company has the following organizational structure, which include the subsidiaries set out below:

D. PROPERTY, PLANT AND EQUIPMENT

The table below lists the location of our facilities, which is held by us pursuant to a lease agreement, and summarizes certain information about the location.

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

The Company operates in a single reportable operating segment, that is, the design and delivery of software solutions for use by its customers. The single reportable operating segment derives its revenues from the sale of software licenses and related services. Sales for each regional segment are based on the location of the third party customer.

The Company operates in the following reportable geographic segments: North America and Ireland and the United Kingdom

Our company is headquartered in Toronto (Canada), and also maintains an office in Tampa (U.S.).

Our shares trade on both the Toronto Stock Exchange (TSX: NTI) and the OTC Bulletin Board (OTCBB: NTLNF).

SELECTED ANNUAL INFORMATION
(in thousands of Canadian dollars)

Year ended December 31,	2006	2005	2004
		(Restated - note 1)	(Restated - note 1)

License revenue	$10	$122	$255
Service revenue	1,063	1,163	1,223
Total revenue	1,073	1,285	1,478
Operating expenses:
General and administrative	1,790	2,559	3,043
Customer service and technology	664	839	854
Sales and marketing	377	505	561
Employee stock options	137	105	27
Depreciation and amortization	92	95	149
Other income	-	(42)	-
Total operating expenses	3,060	4,061	4,634
Loss from continuing operations before the under-noted	(1,987)	(2,776)	(3,156)
Interest expense:
Cash interest expense	345	312	177
Accretion of secured subordinated notes	454	405	266
Interest income	(16)	-	-
	783	717	443
Loss from continuing operations	(2,770)	(3,493)	(3,599)
Income (loss) from discontinued operations	2,122	(8)	(1,505)
NET LOSS FOR THE YEAR	$(648)	$(3,501)	$(5,104)
LOSS PER SHARE:
From continuing operations, basic and diluted	$(0.03)	$(0.05)	$(0.06)
Net loss per share, basic and diluted	$(0.01)	$(0.05)	$(0.08)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED (000’s)	79,933	72,904	61,938

RECONCILIATION OF NET LOSS TO EBITDA

Year ended December 31,	2006	2005	2004
		(Restated - note 1)	(Restated - note 1)

Net loss for the year, as per above	$(648)	$(3,501)	$(5,104)
Reconciling items:
Employee stock options	137	105	27
Interest expense:
Cash interest expense	345	312	177
Accretion of secured subordinated notes	454	405	266
Depreciation and amortization	92	95	149
Other income	-	(42)	-
Interest income	(16)	-	-
(Income) loss from discontinued operations	(2,122)	8	1,505
EBITDA	$(1,758)	$(2,618)	$(2,980)

1.  In accordance with GAAP, prior periods have been restated as a result of the disposition of ADB Systemer in June 2006.

A.  OPERATING RESULTS

DISCONTINUED OPERATIONS

On May 18, 2006, the Company entered into an agreement with ADB Systemer Holding AS (the “Buyer”), to sell 100 percent of the Company's interest in its Norwegian subsidiary ADB Systemer AS, (“ADB Systemer”) for NOK 15,000,000 or approximately Canadian $2,687,000 in cash, subject to shareholder approval.  As compensation for the transfer of UK contracts to the Buyer, the Company receives a royalty of 10% of net annual sales from the contracts for a period of four years from the sale closing date.  These royalties are recognized in earnings as receivable.  The Company received a total of $77,000 in royalties from the period of discontinued operations to the year end.  Certain shareholders of the Buyer were employees or executive officers of ADB Systemer and shareholders of the Company.  On June 21, 2006 the Company received approval from shareholders at its annual general meeting to proceed with the sale of ADB Systemer and change its name to Northcore Technologies Inc. effective June 30, 2006.  The sale of the shares of ADB Systemer included the sale of the ADB Systems name.  Upon the sale of ADB Systemer, the Company retained access to all existing technology that will be used to service existing customers and entered into a Value Added Reseller Agreement with ADB Systemer.

The consolidated financial statements and related note disclosures for 2005 and 2004 have been restated to reflect the impact of the discontinued operations.

The following summarizes the balance sheet, statement of operations and statement of cash flows information for the Company’s discontinued operations.

Balance Sheet	2006	2005
	(in thousands)
Current assets	$-	$1,114
Long term assets	-	56
Current liabilities	-	(894)
Net assets from discontinued operations	$-	$276

Income Statement	2006	2005	2004
	(in thousands, except per share amounts)
Revenue	$2,399	$4,491	$3,453
Income (loss) from operations	331	(8)	(1,505)
Gain from disposition of discontinued operations	1,791	-	-
Income (loss) from discontinued operations	$2,122	$(8)	$(1,505)
Income (loss) per share from discontinued operations, basic and diluted	$0.02	$-	$(0.02)

Statement of Cash Flows	2006	2005	2004
	(in thousands)
Operating activities	$(317)	$141	$(673)
Investing activities - Net proceeds from disposition of discontinued operations	2,643	-	-
Financing activities	-	-	-
Cash (deficiency) from discontinued operations	$2,326	$141	$(673)

Since 2001 when ADB Systemer was acquired, it was expected that ADB Systemer would complement our technology portfolio enabling us to offer customers full lifecycle asset optimization capability.  Additionally, we expected ADB Systemer to be a steady performer, generating moderate profits and growth while other areas of ADB business, with larger growth and profit potential, were being developed.

Over the past two years it had been expected that North American lifecycle asset management software licensing and the joint venture with GE would begin to grow, both strategically and financially.  Although financial results were slower than anticipated, on the strategic front, there is little doubt that GE based relationships formed in 2004 and 2005 were essential foundations for increased levels of deal flow and strategic activity early in 2006.

Management believes that this heightened level activity through our GE joint venture and emerging opportunities in the North American government and oil and gas sectors will continue beyond 2006.

Following the sale of ADB Systemer, the Company continues to develop its activities in the oil and gas industry in Western Canada, building on successful relationships with Paramount and Trilogy within the broader context of this sector’s strong economic growth.  Both customers have recently upgraded their software licenses or expanded their use of our enterprise asset management applications.  As noted, we continue to have access to ADB Systemer’s software through long-term agreements.  New opportunities have also emerged for the Company in the North American government sectors.

In addition to our concentration on the oil and gas and government sectors, we expect to benefit from an increased focus on GE’s Asset Manager, the joint venture we established with GE in 2004.  Many client relationships and strategic developments related to the joint venture have now progressed to the stage where we feel that by devoting further management attention to these opportunities we will see greater growth and profit potential than would be the case if we had retained ownership of the Norway business.

Moreover, the Company has also seen an increased demand for its technology-based services.  These services, which include application development, software customization, systems integration and training, provide revenue growth opportunities while allowing Northcore to expand our relationships with key customers.

RESULTS OF OPERATIONS

Comparison of Years Ended December 31, 2006 and December 31, 2005

Net Loss.  Our net loss for the year ended December 31, 2006 was $648,000, a decrease of 81 percent from the net loss of $3.501 million reported for the year ended December 31, 2005.   The improvement in net loss was attributed to the gain realized on the sale of the Norway business unit.

The loss before interest, taxes, depreciation, amortization, employee stock options and discontinued operations (“EBITDA”) was $1.758 million for 2006 as compared to $2.618 million for 2005, a decrease of $860,000 or 33 percent.  The Company considers EBITDA to be a meaningful performance measure as it provides an approximation of operating cash flows. This decrease in EBITDA was the result of a $1.072 million decrease in the associated expenses (general and administrative, customer service and technology and sales and marketing) from $3.903 million in 2005 to $2.831 million in 2006, partially offset by the decrease of $212,000 in revenue, from $1.285 million in 2005 to $1.073 million in 2006.  The reduction in expenses of 27 percent in 2006 when compared to 2005 was achieved in the areas of general and administrative expenses by $769,000, customer service and technology expenses by $175,000 and sales and marketing expenses by $128,000.

Revenue.  Revenue is comprised of software license sales and service fees for consulting, implementation, application hosting, training, maintenance and support activities.

Revenue decreased to $1.073 million for the year ended December 31, 2006 from $1.285 million for the year ended December 31, 2005, representing a decline of $212,000 or 16 percent.  This decline was attributable to the decrease in Ireland’s revenue as a result of transferring existing sales contracts to Norway upon the disposition of Norway on June 30, 2006.

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

General and administrative expenses decreased by $769,000 or 30 percent, to $1.790 million for the year ended December 31, 2006, as compared to $2.559 million for the year ended December 31, 2005.

Year-over-year savings in the amount of $396,000 resulted from salary expense reductions arising from a smaller administrative workforce and favourable Canadian dollar exchange rates pertaining to US dollar-denominated salaries.  Continued cost containment efforts resulted in $109,000 savings in investor relations, $195,000 savings in professional fees and a reduction in connectivity and occupancy costs of $158,000 largely due to the recovery of utilities and property taxes in North America and the relocation of the administrative office in Ireland.  The Company also recovered $58,000 in bad debts previously written off.  These savings were partially offset by the loss of overhead costs recovered from Norway in the previous year.

Sales and Marketing.  Sales and marketing costs include all salaries and related expenses of sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs.

Sales and marketing costs for the year ended December 31, 2006 amounted to $377,000, as compared to $505,000 for 2005, representing a decrease of $128,000 or 25 percent.  This decrease is attributable to lower staffing levels in the sales department combined with decreased advertising and tradeshow activities and related travel expenses throughout 2006.

Customer Service and Technology.  Customer service and technology expenses consist of costs associated with acquired and internally developed software, and research and development expenses, including fees to independent contractors and salaries and related expenses of personnel engaged in these activities.

Customer service and technology expenses decreased by $175,000 to $664,000 for the year ended December 31, 2006, as compared to $839,000 for the year ended December 31, 2005, representing a decline of 21 percent.  The decrease in costs is due primarily to the decrease in professional fees, travel expense and staffing levels in Ireland.

Employee Stock Options.  The 2006 employee stock option expense represents the fair value of the stock options vesting from the August 4, 2006, June 21, 2006, December 22, 2005 and January 25, 2005 grants of 500,000, 50,000, 1 million and 1.5 million stock options respectively.  For the year ended December 31, 2006, employee stock option expense amounted to $137,000, as compared to $105,000 for the year ended December 31, 2005, an increase of 30 percent.  This increase was due to the expenses associated with the above noted option grants.

Depreciation and Amortization.  Depreciation and amortization expense was $92,000 for the year ended December 31, 2006, consistent with an expense of  $95,000 the year ended December 31, 2005.

Interest Expense.  Interest expense reflects interest incurred from debt instruments and loans.  Interest expense for the year ended December 31, 2006 was $799,000 compared to $717,000 for December 31, 2005.  During 2006, cash interest expense of $345,000 and non-cash interest expense of $454,000 was incurred related to secured subordinated notes.  Comparatively, cash interest expense of $312,000 and non-cash interest expense of $405,000 was recorded in 2005.  The increase in interest expense was due to the increase in secured subordinated notes outstanding during 2006.

Interest Income.  Interest income reflects interest from investments in cash and marketable securities.  Interest income was $16,000 for the year ended December 31, 2006, as compared to $nil for the year ended December 31, 2005.  Interest income was realized from investing the proceeds from the sale of Norway.

Other Income.  During the year ended December 31, 2005, the Company received a $42,000 refund from a U.S.-based credit card institution formally engaged by the Company when it operated its on-line retail activities in the U.S.  No similar refunds were received in 2006.

Comparison of Years Ended December 31, 2005 and December 31, 2004

Net Loss.  Our net loss for the year ended December 31, 2005 was $3.501 million, a decrease of 31 percent from the net loss of $5.104 million reported for the year ended December 31, 2004.

The loss before interest, taxes, depreciation, amortization, employee stock options and discontinued operations (“EBITDA”) was $2.618 million for 2005 as compared to $2.980 million for 2004, a decrease of $362,000 or 12 percent.  The Company considers EBITDA to be a meaningful performance measure as it provides an approximation of operating cash flows.  This decrease in EBITDA was the result of a $555,000 decrease in the associated expenses (general and administrative, customer service and technology and sales and marketing) from $4.458 million in 2004 to $3.902 million in 2005, partially offset by the decrease of $193,000 in revenue, from $1.478 million in 2004 to $1.285 million in 2005.  The reduction in expenses of 12 percent in 2005 when compared to 2004 was achieved in the areas of general and administrative expenses by $484,000, customer service and technology expenses by $15,000 and sales and marketing expenses by $56,000.

Revenue.  Revenue is comprised of software license sales and service fees for consulting, implementation, application hosting, training, maintenance and support activities.

Revenue decreased to $1.285 million for the year ended December 31, 2005 from $1.478 million for the year ended December 31, 2004, representing a decline of $193,000 or 13 percent.  This decline was attributable to reduced revenue in North America of $140,000 and reduced revenue in Ireland of $53,000.

In North America, continued focus on GE Asset Manager, LLC joint venture activities in preparation for long-term growth resulted in the decline in 2005’s revenue.

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

General and administrative expenses decreased by $484,000 to $2.559 million for the year ended December 31, 2005, as compared to $3.043 million for the year ended December 31, 2004, representing a decline of 16 percent.

Year-over-year savings in the amount of $141,000 resulted from salary expense reductions arising from a smaller administrative workforce and favorable Canadian dollar exchange rates pertaining to US dollar-denominated salaries.  Continued cost containment efforts resulted in $38,000 savings in travel expenses, savings in investor relations of $84,000 and a reduction in connectivity and occupancy costs of $241,000 largely due to the relocation of the North American head office and the administrative office in Ireland.  These savings were partially offset an increase in office expenses of $20,000.

Sales and Marketing.  Sales and marketing costs include all salaries and related expenses of sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs.

Sales and marketing costs for the year ended December 31, 2005 amounted to $505,000, as compared to $561,000 for 2004, a decrease of 10 percent.  This decrease is attributable to lower staffing levels in the sales department combined with decreased advertising and tradeshow activities and related travel expenses throughout 2005.

Customer Service and Technology.  Customer service and technology expenses consist of costs associated with acquired and internally developed software, and research and development expenses, including fees to independent contractors and salaries and related expenses of personnel engaged in these activities.

Customer service and technology expenses was $839,000 for the year ended December 31, 2005, as compared to $854,000 for the year ended December 31, 2004, representing a decline of two percent.

Employee Stock Options.  Effective January 1, 2003, the Company adopted the accounting recommendations contained in the CICA handbook Section 3870 - “Stock-based Compensation and Other Stock-based Compensation Payments”.  As a result, the Company recorded an employee stock option expense of $105,000 for the year ended December 31, 2005 and $27,000 for the year ended December 31, 2004, an increase of 289 percent.  The increase in employee stock option expense was due to the vesting of stock options that were granted in early 2005.  No employee stock options were granted in 2004.  The 2004 expense arises from the vesting of stock options that were granted in 2003.   No stock compensation expense is recognized for employee grants made before January 1, 2003.

Depreciation and Amortization.  Depreciation and amortization expense was $105,000 for the year ended December 31, 2005 as compared to $149,000 for the year ended December 31, 2004, a decrease of 30 percent.  This decrease reflects software acquired in the acquisition of ADB Systemer, which was fully amortized by the end of the third quarter of 2004.

Interest Expense.  Interest expense reflects interest incurred from debt instruments and loans.  Interest expense for the year ended December 31, 2005 was $717,000 compared to $443,000 for December 31, 2004.  During 2005, cash interest expense of $312,000 and non-cash interest expense of $405,000 was incurred related to secured subordinated notes.  Comparatively, cash interest expense of $177,000 and non-cash interest expense of $266,000 was recorded in 2004.  The increase in interest expense was due to the increase in secured subordinated notes outstanding during 2005.

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

CRITICAL ACCOUNTING ESTIMATES

The Company has incurred negative annual cash flows from operations since inception and expects to continue to expend substantial funds to continue to develop technology, build an infrastructure to support business development efforts and expand other areas of business including the acquisition of, or strategic investments in, complementary products, businesses or technologies.  The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2006.  Management’s 2007 business plan includes a significant increase in revenue and operating cash flow primarily from major new contracts in North America.  The revenue contained in management’s business plan is based on detailed estimates of revenue on a customer-by-customer basis.  Management does not anticipate a material increase in 2007 expenses over those incurred in 2006, in order to attain the 2007 revenue goals.  Additionally, management believes that it has the ability to raise additional financing if required.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern.  If the going concern assumption were not appropriate, adjustments would be necessary in the carrying value of assets and liabilities, the reported net losses and the balance sheet classification used.

Management believes that continued existence beyond 2006 is dependent on its ability to increase revenue from existing products, and to expand the scope of its product offering which entails a combination of internally developed software and partnerships with third parties.

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting years.  Estimates are used when determining items such as the allowance for doubtful accounts, the fair value assigned to the debt and equity components of the secured subordinated notes and the expected requirements for non-operational funding in 2007.  Actual results could differ from those estimates.

CRITICAL ACCOUNTING POLICIES

We periodically review our financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment. As part of this process, we have reviewed our selection, application and communication of critical accounting policies and financial disclosures. We have determined that the critical accounting policies related to our core ongoing business activities are primarily those that relate to revenue recognition. Other significant accounting policies are described in Note 3 to our audited annual consolidated financial statements for the year ended December 31, 2006.

REVENUE RECOGNITION

The Company’s revenues are derived from software license fees, implementation, training and consulting services, product maintenance and customer support, software development, and hosting fees. Fees for services are billed separately from licenses of the Company’s product.  The Company recognizes revenue in accordance with Canadian GAAP, which in the Company’s circumstances, is not materially different from the amounts that would be determined under provisions of the American Institute of Certified Public Accountants Statements of Position (SOP) No. 97-2, “Software Revenue Recognition”, and as amended by Statement of Position 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions”. The Company also considers the provisions of The Canadian Institute of Chartered Accountants (“CICA”) EIC 141, which is analogous to Staff Accounting Bulletin (SAB) 104, “Revenue Recognition in Financial Statements”, and CICA EIC 142, which is analogous to the Emerging Issues Task Force consensus on EITF 00-21, “Accounting for Revenue Arrangements with Multiple Elements,” in determining the appropriate revenue recognition methodology.

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
•      Fee is fixed or determinable; and
•      Collectibility is probable.

Software license revenue consists of fixed license fee agreements involving perpetual licenses.

Software license agreements may be part of multiple element arrangements that include consulting and implementation services.  When these services are considered essential to the functionality of the license, the associated revenue is recognized on the basis of the percentage of completion method as specified by contract accounting principles.  When these services are not considered essential to the functionality of the license, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence (“VSOE”) of the fair value of each element.  The amount allocated to license revenues is based on the price charged by the Company when the same element is sold in similar quantities to a customer of a similar size and nature.  If this amount is not determinable, the residual software license revenue is the amount of the total arrangement fee less the fair value of any undelivered elements.  VSOE used in determining fair value for installation, implementation and training based on the standard daily rates for the type of service being provided multiplied by the estimated time to complete each task.  VSOE used in determining the fair value of maintenance and support is based on the annual renewal rates.  The revenue allocable to the software license is recognized when the revenue recognition criteria are met.  The revenue allocable to the consulting services is recognized as the services are performed.

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

Deferred Charges
Deferred charges are comprised of expenditures incurred in the issuance of secured subordinated notes.  The deferred charges are amortized over the term of the underlying notes on a straight-line basis.  In accordance with Canadian GAAP, conversion of the underlying notes results in the allocation of the associated unamortized deferred charge to shareholders’ deficiency.  Under U.S. GAAP, note conversion results in the expensing of the associated unamortized deferred charge.  The impact of this difference in Canadian GAAP from U.S. GAAP is disclosed in these notes to the consolidated financial statements under Canadian and United States accounting policy differences (See Note 20).

Secured Subordinated Notes
Financial instruments that contain both a liability and an equity element are required to have the instrument’s component parts classified separately under Canadian GAAP.  The Company uses the Cox-Rubinstein binomial valuation model to determine the fair value of the conversion feature at the issue dates of convertible secured subordinated notes and discloses the liability and equity components separately on its balance sheet.  U.S. GAAP does not permit separate disclosure of different elements of a financial instrument in the financial statements.  The impact of this difference in U.S. GAAP from Canadian GAAP is disclosed in the notes to these consolidated financial statements under Canadian and United States accounting policy differences (See Note 20).

Stock-Based Compensation
The Company accounts for stock-based compensation based on the fair value method of accounting, which is consistent with CICA 3870, “Stock-based Compensation and Other-based Payments.”  The estimated fair value is amortized to expense over the vesting period.  Performance based options are expensed upon achievement of specific criteria.

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

Use of Significant Accounting Estimates
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting years.  Estimates are used when determining items such as the allowance for doubtful accounts, the fair value assigned to the debt and equity components of the secured subordinated notes and the expected requirements for non-operational funding in 2007.  Actual results could differ from those estimates.

Impact of New Accounting Pronouncements:

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment".  SFAS No. 123(R) requires employee stock options and rights to purchase shares under stock participation plans to be accounted for under the fair value method, and eliminates the ability to account for these instruments under the intrinsic value method prescribed by APB Opinion No. 25, as allowed under the original provisions of SFAS No. 123.  SFAS No. 123(R) requires the use of an option pricing model for estimating fair value, which is amortized to expense over the service periods.  The requirements of SFAS No. 123(R) are effective for the first fiscal year beginning after June 15, 2005. SFAS No. 123(R) allows for either prospective recognition of compensation expense or retrospective recognition, which may be back to the original issuance of SFAS No. 123.  The above standard did not have a significant impact on the financial position, results of operations or cash flows for the year ended December 31, 2006.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS 109.  This interpretation prescribes the measurement and recognition criteria of a tax position taken or expected to be taken in a tax return.  This interpretation is effective for the Company beginning January 1, 2007.  The Company is currently assessing the impact of this standard.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements.  This new standard defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurements.  This new standard is effective for the Company beginning January 1, 2008.  The Company is currently assessing the impact of this standard.

In 2006 the Company adopted Staff Accounting Bulleting No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108").  SAB 108 clarifies the way that a company should evaluate identified unadjusted errors for materiality.  SAB 108 requires that the effect of misstatements that were not corrected at the end of the prior year be considered in quantifying misstatements in the current year financial statements.  Two techniques were identified as being used by companies in practice to accumulate and quantify misstatements - the "rollover" approach and the "iron curtain" approach.  The above standard did not have a significant impact on the financial position, results of operations, or cash flows for the year ended December 31, 2006.

Recent CanadianAccounting Pronouncements:

Financial Instruments
In 2005, the CICA issued Handbook Section 3855, Financial Instruments - Recognition and Measurement, Handbook Section 1530, Comprehensive Income, Handbook Section 3251, Equity, and Handbook Section 3855, Hedges.  The new standards are effective for interim and annual financial statements commencing on or after October 1, 2006.  The Company will adopt the new standards on January 1, 2007.

Other comprehensive income (loss) will form part of shareholders’ equity.  A new statement entitled “Consolidated Statement of Comprehensive Income (Loss)” will be added to the Company’s consolidated financial statements and will include net income as well as other comprehensive income (loss).

The Company is currently evaluating the impact of this new standard.

Capital Disclosures
In 2006, the CICA issued Handbook Section 1535, Capital Disclosures (“CICA 1535”).  CICA 1535 requires that an entity disclose information that enables users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital including disclosures of any externally imposed capital requirements and the consequences for non-compliance.  The new standard will be effective for the Company effective January 1, 2008.

B.  LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY
The Company has been funded to date primarily through a series of private placements of equity and convertible debentures, sales of equity to and investments from strategic partners, gains from investments and option exercises.  Since inception, the Company has received aggregate net proceeds of $90.1 million from debt and equity financing and has realized net proceeds of $26.4 million from disposal of investments. The Company has not earned profits to date and, at December 31, 2006, has an accumulated deficit of $109 million.  The Company expects to incur losses into 2007 and there can be no assurance that it will ever achieve profitability.  Operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of the Company’s control.

The Company has incurred negative annual cash flows from operations since inception and expects to continue to expend substantial funds to continue to develop technology, build an infrastructure to support business development efforts and expand other areas of business including the acquisition of, or strategic investments in, complementary products, businesses or technologies.  The Company has historically relied on non-operational sources of financing to fund its operations.  The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan and to successfully repay or refinance obligations as they come due.  Management's business plan continues to anticipate a significant increase in revenue and operating cash flow, particularly from North American business currently under development, but there is no assurance that these objectives will be met.

Cash and cash equivalents increased by $402,000 to $475,000 as at December 31, 2006 from $73,000 as at December 31, 2005.

Current assets of $692,000 were exceeded by current liabilities (excluding deferred revenue) of $2.756 million in the current fiscal year by $2.064 million.  Current assets of $1.586 million were exceeded by current liabilities (excluding deferred revenue) of $2.659 million by $1.073 million in the prior year.  Deferred revenue has been excluded from current liabilities as it is expected to be settled by resources other than cash.

a) Operating
Cash outflows from operating activities improved slightly to $2.037 million in the current fiscal year compared to cash outflows from operating activities of $2.061 million in the prior year.

Non-cash working capital resulted in inflows of $50,000 in fiscal 2006 as compared to inflows of $827,000 in fiscal 2005, a decrease of $777,000, as summarized in the following table:

	2006	2005	Difference
	(in thousands on Canadian dollars)

Accounts receivable	$130	$250	$(120)
Deposits and prepaid expenses	52	70	(18)
Accounts payable	(320)	380	(700)
Accrued liabilities	211	112	99
Deferred revenue	(23)	15	(38)
	$50	$827	$(777)

b) Investing
In 2006, $65,000 was spent on capital asset acquisitions as compared to $36,000 in expenditures for 2005.  In 2005, proceeds in the amount of $4,000 were earned from the disposal of capital assets.  No such proceeds were earned in 2006.  Also in 2006, the Company redeemed marketable securities totaling $13,000.  No such redemption was made in 2005.

c) Financing
Financing activities generated net cash inflows of $178,000 in fiscal 2006.  The sources of cash included the issuance of convertible debt, partially offset by the repayment of advances from related parties.  Cash flows generated as the result of financing activities totaled $1.770 million in fiscal 2005.  The sources of cash included an equity private placement, issuance of convertible debt and advances from related parties, which was slightly offset by deferred financing costs related to the convertible debt issuance.

d) Contractual Obligations
As at December 31, 2006 the Company's contractual obligations, including payments due by periods over the next five years, are as follows:

	Total	2007	2008	2009	2010	2011
	(in thousands of Canadian dollars)

Operating leases	$466	$178	$160	$128	$-	$-
License agreements	254	113	113	28	-	-
Secured subordinated notes - principal repayment(i)	2,405	1,820	-	-	300	285
Secured subordinated notes - interest payment (i) (ii)	922	632	-	-	165	125
	$4,047	$2,743	$273	$156	$465	$410

(i)  Assumes secured subordinated notes are held to maturity.
(ii) Assumes interest in the amount of $31,000 related to Series J note is payable in common shares in 2007.

CAPITAL RESOURCES
During 2006, the Company purchased $65,000 in capital assets, as compared to $36,000 in 2005.

The Company has Series G secured subordinated notes with a face value of  $1.6 million and Series H secured subordinated notes with a face value of $170,000, maturing in June and October 2007, respectively.  The Company expects to make arrangements to repay the notes or adjust the terms and conditions in the event that market conditions do not result in conversion of the notes.  There can be no certainty that funding to repay the notes will be available as required or under favorable economic terms.

FUNDING

Overview.  The Company has been funded to date primarily through a series of private placements of equity and convertible debentures, sales of equity to and investments from strategic partners, gains from investments and option exercises.  Since inception, the Company has received aggregate net proceeds of $90.1 million from debt and equity financing and has realized net proceeds of $26.4 million from disposal of investments.

Funding - 2007
The Series G secured subordinated notes with a face amount of approximately $1.6 million matured on June 15, 2007.  In connection with the refinancing of the Series G notes, on June 19, 2007 the Company announced the completion of the private placement issuance of the new Series K secured subordinated notes with a face amount of approximately $1.36 million, to existing holders of $1.36 million of the Series G secured subordinated notes.

In addition, the Company also completed a private placement issuance of approximately 2.99 million common shares, at $0.15 per share common share, to holders of $1.36 million of the Series G secured subordinated notes, in payment of the related accrued interest on $1.36 million of the Series G secured subordinated notes of $449,000.  This private placement received approval from the Company’s board of directors and conditional approval from the TSX, and closed by June 19, 2007.

The Series K notes were issued for a two year term with an annual interest rate of 11 percent and are convertible into common shares of the Company at a price of $0.12 per common share. Interest on the Series K notes is payable in common shares upon the earlier of quarter end, maturity or conversion of the notes. For the purposes of the interest calculation the share price shall be the greater of $0.15 and the volume weighted average trading price of the common shares over the 20 day trading period ending at the close of business on the day prior to the date on which the interest payment is due, reduced by the maximum percentage discount permitted by the Toronto Stock Exchange (“TSX”). At any time after the closing, the Series K notes, including any accrued interest thereon, will be automatically converted into common shares at the Conversion Price when the volume weighted average trading price of the common shares through its principal trading market for a 10 consecutive trading day period is $0.30 or more. The Series K notes private placement received approval from the Company’s board of directors and conditional approval of the TSX, and closed by June 19, 2007.

The Company is currently negotiating with the remaining Series G debt holder to undertake a similar transaction.  As a result, the Company continues to record the remaining $240,000 of the Series G secured subordinated notes and related accrued interest of approximately $79,000 as current liabilities.

Funding - 2006
On February 8, 2006, the Company completed a transaction resulting in the issuance of Series J secured subordinated notes with a face value of $755,000 for net proceeds of $750,000.  The Series J notes were issued to private investors including an amount totaling $105,000 issued to three directors/officers of the Company. The Series J notes mature February 8, 2011, have an annual interest rate of 11 percent and are convertible into equity units at a price of $0.15 per unit.  Interest for the first year is payable in shares of the Company with interest payable for the remaining term of the notes payable in cash upon the earlier of maturity and conversion.   Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.20.  The warrants expire on the earlier of (i) February 8, 2009 and (ii) the date which is sixty days following the issuance of a notice by the Company to holders confirming that the closing price of the Company’s common shares, on the Toronto Stock Exchange, was greater than or equal to $0.35 for any 10 consecutive trading days.  The afore-mentioned conversion provisions are subject to a four month and one day hold period.  The Series J notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

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

On February 23, 2005, the Company completed a transaction resulting in the issuance of 2,500,000 equity units at a price of $0.23 per unit for net proceeds of $570,000.  Each equity unit consists of one common share and one common share-purchase warrant with an exercise price of $0.40 each.  The warrants expire on February 22, 2009.

Funding - 2004
On December 6, 2004, the Company completed a transaction resulting in the issuance of 5,000,000 shares at a price of $0.20 per share and 5,000,000 common share-purchase warrants exercisable into one common share at a price of $0.35 for gross proceeds of $1,000,000.  The warrants expire on December 6, 2008.  Gross proceeds were comprised of $800,000 in cash and $200,000 in services.  Issuance costs in the amount of $70,000 were incurred, including $19,000 representing the fair value of 150,000 compensation options issued to First Associates.  The compensation options are exercisable into 150,000 equity units at a price of $0.20 per unit.  Each equity unit consists of one common share and one common share-purchase warrant with an exercise price of $0.35 and an expiry date of December 6, 2008.  The compensation options expire on December 6, 2006.  Included in this private placement were 100,000 shares issued to a director of the Corporation for net proceeds of $20,000.

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

C.  CUSTOMER SERVICE AND TECHNOLOGY

For a discussion of the Company’s customer service and technology policies for the last three years, see Item 4 - B. BUSINESS OVERVIEW under the heading “PRODUCTS AND SERVICES”.

D.  TREND INFORMATION

Foreign Exchange Risk
The Company’s revenue from software licensing and related services and e-commerce enabling agreements is transacted in various currencies including the Canadian dollar, U.S. dollar, UK pound and EURO. Correspondingly, operating expenses related to these activities are transacted in the above-denoted currencies.  The Company does not use derivative instruments to manage exposure to foreign exchange fluctuations.

Interest Rate Risk
The Company has limited exposure to fluctuations in interest rates.  The Company does not use derivative instruments to reduce its exposure to interest rate risk.

Credit Risk
Credit risk arises from the potential that a customer will fail to meet its contractual obligations under a software licensing and related services agreement or an e-commerce enabling agreement.

At December 31, 2006, one customer accounted for 64 percent of total accounts receivable from continuing operations.  At December 31, 2005, there were three customers that accounted for 27 percent, 24 percent and 21 percent, respectively, of total accounts receivable from continuing operations.  The Company does not have a history of non-payment.

Net Operating Losses for Tax Purposes.
We have available an aggregate of approximately $26 million of net operating losses for tax purposes that may be used to reduce taxable income in future years, of which $1.4 million expires in 2009, $3.8 million expires in 2010, $3.0 million expires in 2014, $3.4 million expires in 2015 and $2.6 million expires in 2026. In addition, there is $12 million that do not expire related to tax losses in Ireland. Our net operating losses are subject to assessment of our tax returns by taxation authorities.

E.  OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet special purpose entities or other off-balance sheet arrangements.

F.  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As at December 31, 2006 the Company's contractual obligations, including payments due by periods over the next five years, are as follows:

	Total	2007	2008	2009	2010	2011
	(in thousands of Canadian dollars)

Operating leases	$466	$178	$160	$128	$-	$-
License agreements	254	113	113	28	-	-
Secured subordinated notes -principal repayment(i)	2,405	1,820	-	-	300	285
Secured subordinated notes - interest payment (i) (ii)	922	632	-	-	165	125
	$4,047	$2,743	$273	$156	$465	$410

(i)  Assumes secured subordinated notes are held to maturity.
(ii) Assumes interest in the amount of $31,000 related to Series J note is payable in common shares in 2007.

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

Name	Age	Position

Jeffrey Lymburner	50	Director and Chief Executive Officer
T. Christopher Bulger(1),(2),(3)	50	Director and Chairman of the Board
Jim Moskos	44	Director and President, Northcore Technology Group
Darroch (Rick) Robertson (3)	55	Director
Duncan G. Copeland(1),(2),(3)	50	Director
David Gelineau(1),(2)	48	Director
________________________ (1)Member of the Management Resources and Compensation Committee. (2)Member of the Corporate Governance Committee. (3)Member of Audit Committee.

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

T. CHRISTOPHER BULGER, Toronto, Ontario
Director since May 28, 1996
Chairman of the Board of Directors and Chairman of the Management Resources and Compensation Committee

Mr. Bulger has been our Chairman of the Board since October 14, 2005 and a director of the Company since May 28, 1996. Mr. Bulger is Chief Executive Officer and former Chairman of Megawheels Inc., a software and solutions provider to the online classified advertising industry, listed on the Canadian Venture Exchange. From December 1999 to December 2001, Mr. Bulger was President and Chief Executive Officer of eLab Technology Ventures Inc. Mr. Bulger served as Executive Vice President of our Company from September 1998 to December 1999 and Chief Financial Officer of the Company from April 1996 to September 1998. Mr. Bulger is a CFA and holds an MBA from  INSEAD, France and an HBA from The Richard Ivey School of Business, Canada.

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

DARROCH (RICK) ROBERTSON, London, Ontario
Director since June 25, 2003
Chairman of the Audit Committee

Mr. Robertson has been an Associate Professor of Business at the Richard Ivey School of Business, The University of Western Ontario, for the past six years.  He is currently the Director of MBA program and was the Director of the undergraduate HBA program at the Ivey School.  Mr. Robertson was also a director and chair of the audit committee of Stackpole Limited, a TSX listed company.  Mr. Robertson has also served as an elected member of council for the Institute of Chartered Accountants of Ontario, where he was chair on the audit committee and by-laws committee. Mr. Robertson is a CA and holds an MBA and PhD (Business) from the University of Western Ontario.

DUNCAN COPELAND, North Potamac, Maryland
Director since June 23, 2004
Chair of the Corporate Governance Committee and a Member of the Audit and Management Resources and Compensation Committees

Mr. Copeland is President of Copeland and Company, a consultancy based in North Potomac, Maryland. He has been a Director of the Company since its inception, except for the period from 2001-2004. Mr. Copeland has been a member of the faculties of the Richard Ivey School of Business, The University of Western Ontario and the Robert Emmett McDonough School of Business, Georgetown University. He is a trustee of the Charles Babbage Foundation. Mr. Copeland holds a doctorate from the Harvard Business School.

DAVE GELINEAU, Ottawa, Ontario
Director since September 23, 2005
Member of the Management Resources and Compensation and Corporate Governance Committees

Mr. Gelineau has more than 25 years of sales and marketing experience in the information technology sector working closely with public sector organizations. Mr. Gelineau currently works as a senior sales executive with Donna Cona, Canada's leading aboriginal information technology services and consulting organization. Previously, Mr. Gelineau worked with Accenture, IBM and Xwave, and was responsible for identifying, constructing and implementing partnership strategies with Oracle, Sybase, Cognos, Hewlett-Packard as well as several dominant telecommunications companies.

B.COMPENSATION

Summary Compensation Table

The following table provides a summary of compensation earned during the most recently completed fiscal year by the Company’s Named Executive Officers (“NEOs”). The Company’s NEOs, as at the end of 2006, were our Chief Executive Officer and our President, Technology Group.

					Awards		Payouts
	Annual Compensation					Restricted
					Options/	Shares or
				Other Annual	SARs	Restricted	LTIP	All Other
		Salary	Bonus	Compensation	Granted	Share Units	Payout	Compensation
Name And Principal Position	Year	($)	($)	($)(1)	(#)	($)	($)	($)
Jeffrey Lymburner	2006	113,400	Nil	13,608	20,000	Nil	Nil	Nil
CEO (2)	2005	116,300	Nil	13,950	155,300	Nil	Nil	Nil
	2004	130,130	Nil	15,616	Nil	Nil	Nil	Nil

James Moskos	2006	200,000	Nil	12,000	20,000	Nil	Nil	Nil
President, Technology Group	2005	200,000	Nil	12,000	650,000	Nil	Nil	Nil
	2004	190,000	Nil	12,000	Nil	Nil	Nil	Nil

(1)	The Company’s provision of automotive related expenses and options.

(2)	Mr. Lymburner’s salary is U.S. $100,000.

Our company has a stock option plan which provides for the issuance of stock options to employees, which may expire as much as 10 years from the date of grant, at prices not less than the fair market value of the common shares on the date of grant.  The Management Resources and Compensation Committee of the Board of Directors reserves the right to attach vesting periods to stock options granted.  For options granted to directors and senior management during the fiscal year ended December 31, 2006 see Summary Compensation Table above. For option grants to outside directors during the fiscal year ended December 31, 2006, not included in the above mentioned compensation table, see the table below under the heading Compensation of Directors.

During 2006, we did not provide any pension, retirement or similar benefits to our directors and officers as a group.

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

Compensation of Directors

       For the 2006 financial year, directors received no fees for meetings of the Board or Committees of the Board, which they attend, and no fee for the signing of any resolution of directors or documents on behalf of the Company.  All directors are reimbursed for reasonable out-of-pocket travel and other expenses incurred by them in attending meetings of the Board or Committee meetings.

The Company grants directors incentive stock options to encourage their serving on the Board and Committees, to afford them the opportunity to be compensated properly, and to provide them with an equity stake in the Company.  For the 2006 financial year, directors received the following option allocations: each independent director received 20,000 options, priced at market at time of issue with a five year term and vesting immediately; directors who were members of a Board Committee were granted 5,000 additional options per committee membership priced at market at time of issue, with a five year term vesting immediately; each of the Chairs of the Management Resources and Compensation Committee and the Corporate Governance Committee were granted an additional 10,000 options, respectively, priced at market at time of issue, with a five year term vesting immediately; and the Chair of the Audit Committee was granted an additional 25,000 options, priced at market at time of issue, with a five year term vesting immediately.

The following table provides a summary of the option grants to outside directors during 2006, which were not included in the previous compensation table.

Stock Option Grants to Outside Directors during the fiscal year ended December 31, 2006
Name:	# Options Granted	Price CDN$	Date of Grant	Expiry Date of Option
Chris Bulger	45,000	0.15	Aug. 4, 2006	Aug. 4, 2011
Duncan Copeland	45,000	0.15	Aug. 4, 2006	Aug. 4, 2011
Darroch Robertson	55,000	0.15	Aug. 4, 2006	Aug. 4, 2011
David Gelineau	30,000	0.15	Aug. 4, 2006	Aug. 4, 2011

During the 2006 financial year, Christopher Bulger, Chairman of the Board, received $60,000 compensation for consulting services.

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

The three committees of the Board are the Audit Committee, Management Resources and Compensation Committee, and the Corporate Governance Committee.

The Audit Committee, all of whose members are unrelated as defined by the TSX Corporate Governance Guidelines and Independent as defined by Nasdaq listing standards, meets with our management and our auditors on a periodic basis, before the release of quarterly results and before submission of our annual financial statements to the Board. The committee is responsible for the review and assessment of our audit practices, financial reporting and internal controls, inquiry of the auditors as to cooperation in access and disclosure by our management and the ultimate approval of our annual financial statements for submission to the Board and to the shareholders. The committee is also responsible for the appointment, compensation and oversight of the work of our auditors (including resolution of disagreements between management and our auditors regarding financial reporting).  Our Audit Committee consists of Darroch Robertson (Chairman), Chris Bulger and Duncan Copeland.

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

D.           EMPLOYEES

As of May 31, 2007 we employed a total of 16 full-time employees as follows:

North America
Sales and Marketing	2
Technical Services	9
Finance Legal Affairs and Admin	3
Executive	2
TOTAL	16

The number of our employees as of May 31, 2007 represents a 65% decrease in our workforce as compared with the number of our employees as of May 31, 2006 due to the sale of our Norwegian business unit effective June 30, 2006.

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

As of December 31, 2005 we employed a total of 49 full-time employees and one part-time employee as follows:

	North America	Ireland and UK	Norway
Sales and Marketing	4	2	2
Technical Services	4	0	12
Product Group	4	0	12
Finance and Admin	4	0	2
Executive	2	0	1
TOTAL	18	2	29

As of December 31, 2004 we employed a total of 46 full-time employees and one part-time employee as follows:

	North America	Ireland and UK	Norway
Sales and Marketing	4	1	2
Technical Services	4	2	9
Product Group	4	0	10
Finance and Admin	3	1	2
Executive	3	1	1
TOTAL	18	5	24

      None of our employees are represented by a labor union, and we consider our employee relations to be good.

E.    SHARE OWNERSHIP

The following table sets forth information concerning share and option ownership of each of our current directors and officers as of May 31, 2007:

Name	Number of Common Shares Owned (1)	Number of Common Underlying Options (2)	Range of Exercise Prices of Options	Range of Expiration Dates of Options	Percentage of Common Shares Beneficially Owned (3)

Jeffrey Lymburner	4,373,625	175,300	$0.15 - $0.22	1/25/10 - 08/04/11	5%

T. Christopher Bulger	265,000	515,000	$0.15 - $0.22	1/25/10 - 08/04/11	*

Jim Moskos	21,375	670,000	$0.15 - $0.22	1/25/10 - 08/04/11	*

Darroch Robertson	5,000	135,000	$0.15 - $0.22	1/25/10 - 08/04/11	*

Duncan Copeland	87,050	155,000	$0.15 - $0.22	11/15/08 - 08/04/11	*

David Gelineau	1,400	65,000	$0.15 - $0.17	11/15/08 - 08/04/11	*

* Represents less than 1%.

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

(3)
This information is based on 83,903,798  common shares outstanding as of May 31, 2007.  Common shares subject to options exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          MAJOR SHAREHOLDERS

As at May 31, 2007 the shareholders of record held 83,903,798 common shares.

We are not aware of any corporation, foreign government, or other person or entity that directly or indirectly owns or controls our Company, severally or jointly. We are not aware of any arrangements which may at a later date result in a change in control of our Company.

B.          RELATED PARTY TRANSACTIONS

On June 15, 2004 the Company issued to private investors Series G secured subordinated notes in the aggregate principal amount of $1.71 million for net proceeds of  $1.48 million.  The following officers and directors purchased Series G notes: Jeff Lymburner, CEO of the Company, purchased $100,000 of Series G notes that have not yet been converted; Jan Pedersen, President, European Operations and a director of the Company at the time, purchased $60,000 of Series G notes that was repaid during the year; and Jim Moskos, President Technology Group and a director of the Company, purchased $10,000 of Series G notes that have not yet been converted.

On October 21, 2004 the Company issued to private investors Series H secured subordinated notes in the aggregate principal amount of $520,000 for net proceeds of  $477,000.  The following officers and directors purchased Series H notes: Jeff Lymburner, CEO of the Company, purchased $200,000 of Series H notes that were converted on June 16, 2005 to 1,000,000 common shares and 500,000 common share-purchase warrants; Jim Moskos, President, Technology Group and a director of the Company, purchased $20,000 of Series H notes that have not yet been converted; and Paul Godin, a director of the Company at the time, purchased $50,000 of Series H notes that were converted on September 21, 2005 to 250,000 common shares and 125,000 common share-purchase warrants.

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

During the year ended December 31, 2005, the Company received advances from three of its directors/officers of which $137,000 was outstanding as at December 31, 2005.  The total advances included $66,000 that paid interest at a rate of 12% per annum, were secured by a general security agreement on the assets of the Company and matured as follows:

•	$44,000 maturing on July 29, 2006;
•	$5,000 maturing on August 12, 2006; and
•	$17,000 maturing on August 15, 2006.

The remaining amount of $71,000 was interest free and had no specific terms of repayment.

             As at December 31, 2005, accrued liabilities included $5,000 (2004 - $nil) in interest payable relating to the above amounts due to related parties.  During 2005, interest expense on amount owing to related parties was $5,000 (2004 -$nil).

On February 8, 2006, the Company issued Series J secured subordinated notes with a face value of $755,000.  The Series J notes were issued to private investors including an amount totaling $105,000 issued to three directors/officers of the Company. The following officers and directors purchased Series J notes: Jeff Lymburner, CEO of the Company, purchased $36,000 principal amount of Series J notes that have not yet been converted; Jim Moskos, President, Technology Group and a director of the Company, purchased $13,000 principal amount of Series J notes that have not yet been converted; and Chris Bulger, Chairman of the Board, purchased $56,000 principal amount of Series J notes that have not yet been converted.

On May 18, 2006, the Company entered into a share purchase agreement with ADB Systemer Holdings AS (the “Buyer”) to sell 100 percent of its shares in its Norwegian subsidiary ADB Systemer AS, (“ADB Systemer”) for NOK 15,000,000 in cash (the “Share Sale”). Six of the shareholders of the Buyer were employees or executive officers of ADB Systemer at the time of the transaction.

As at December 31, 2006, accrued interest included $62,000 (2005 - $35,000) in interest payable relating to the aforementioned secured subordinated notes due to related parties.  During 2006, interest expense on the aforementioned secured subordinated notes from related parties was $47,000 (2005 - $44,000).

During the year ended December 31, 2006, the Company repaid advances from related parties totaling $137,000 (2005 - $nil).   The Company also paid $15,000 (2005 - $nil) in advisory fees to a director in connection with the sale of ADB Systemer, see Note 4 to the Company’s Consolidated Financial Statements.

As at December 31, 2006, accrued liabilities included $nil (2005 - $5,000) in interest payable relating to the above amounts due to related parties.  During 2006, interest expense on advances from related parties was $4,000 (2005 - $5,000).

 For additional information regarding related party transactions, see the heading “Transactions with Related Parties” in the Company’s Management’s Discussion and Analysis in the Company’s Annual Report for the year ending December 31, 2006 and Note7 to the Consolidated Financial Statements.

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

We have not issued any preferred shares.  The dividend entitlement of any preferred shares issued will be determined by our Board of Directors.

SIGNIFICANT CHANGES

On May 18, 2006, the Company entered into an agreement with ADB Systemer Holding AS (the "Buyer") to sell 100 percent of the Company's interest in its Norwegian subsidiary ADB Systemer AS, (“ADB Systemer") for NOK 15,000,000 or approximately Canadian $2.80 million in cash subject to shareholder approval (the “Share Sale”). On June 21, 2006 the Company received approval from shareholders at its annual general meeting to proceed with the Share Sale, which closed on June 30, 2006. Sale of the shares of ADB Systemer included the sale of the ADB Systems name. Following the sale of ADB Systemer, the Company retained access to all existing technology that continues to be used to service existing customers. In addition, the Company obtained Shareholder approval to change its name to Northcore Technologies Inc. by filing Articles of Amendment effective June 30, 2006.

ITEM 9 - THE OFFER AND LISTING

Our common shares are listed on The Toronto Stock Exchange and are quoted for trading on the OTCBB.  Upon the change of name of the Company to Northcore Technologies Inc. the Company’s stock symbols were changed, effective July 18, 2006, to NTI on the TSX and to NTLNF on the OTCBB.

Our common shares were quoted on the Nasdaq National Market from April 20, 1999 until June 3, 2002 and were quoted on the Nasdaq SmallCap Market from June 3, 2002 until August 21, 2002 at which time they were delisted because we did not satisfy the minimum bid price per share requirement for continued listing on that market.  The shares were listed on the Nasdaq exchanges from April 20, 1999 until October 17, 2001 under the symbol “BIDS” and from October 18, 2001 until August 21, 2002 under the symbol “ADBI”.  Our common shares were quoted for trading on the OTCBB under the symbol “ADBY” from August 22, 2002 until November 15, 2004 and under the symbol “ADBYF” from November 15, 2004 until July 18, 2006.

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

THE TORONTO STOCK EXCHANGE

	High	Low
	(Cdn $)	(Cdn $)
ANNUAL MARKET PRICES

2002 Calendar Year	0.93	0.07
2003 Calendar Year	0.85	0.17
2004 Calendar Year	0.52	0.16
2005 Calendar Year	0.36	0.14
2006 Calendar Year	0.25	0.13

QUARTERLY MARKET PRICES

2004 CALENDAR YEAR
First Quarter	0.52	0.34
Second Quarter	0.38	0.25
Third Quarter	0.36	0.19
Fourth Quarter	0.28	0.16

2005 CALENDAR YEAR
First Quarter	0.36	0.19
Second Quarter	0.29	0.15
Third Quarter	0.23	0.16
Fourth Quarter	0.23	0.14

2006 CALENDAR YEAR
First Quarter	0.19	0.14
Second Quarter	0.24	0.15
Third Quarter	0.25	0.14
Fourth Quarter	0.19	0.13

MONTHLY MARKET PRICES

December 2006	0.17	0.13
January 2007	0.17	0.13
February 2007	0.20	0.15
March 2007	0.20	0.15
April 2007	0.18	0.14
May 2007	0.16	0.13

NASDAQ AND OTCBB

	High	Low
	(U.S. $)	(U.S. $)
ANNUAL MARKET PRICES

2002 Calendar Year	0.59	0.04
2003 Calendar Year	0.54	0.11
2004 Calendar Year	0.41	0.12
2005 Calendar Year	0.29	0.11
2006 Calendar Year	0.27	0.10

QUARTERLY MARKET PRICES

2004 CALENDAR YEAR
First Quarter	0.41	0.26
Second Quarter	0.29	0.18
Third Quarter	0.27	0.15
Fourth Quarter	0.22	0.12

2005 CALENDAR YEAR
First Quarter	0.29	0.15
Second Quarter	0.25	0.16
Third Quarter	0.28	0.13
Fourth Quarter	0.18	0.11

2006 CALENDAR YEAR
First Quarter	0.15	0.12
Second Quarter	0.27	0.13
Third Quarter	0.24	0.12
Fourth Quarter	0.20	0.10

MONTHLY MARKET PRICES

December 2006	0.15	0.11
January 2007	0.15	0.11
February 2007	0.20	0.10
March 2007	0.16	0.10
April 2007	0.16	0.10
May 2007	0.15	0.11

ITEM 10 - ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The Articles of Arrangement for the Company are on file with the Ministry of Consumer and Commercial Relations for the Province of Ontario under Ontario Corporation Number 1539169.  Our articles do not include a stated purpose.

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

C.Material Contracts

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

2.
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

4.
SHARE PURCHASE AGREEMENT: On May 18, 2006, the Company entered into a share purchase agreement with ADB Systemer Holdings Inc. to sell 100 percent of its shares in its Norwegian subsidiary ADB Systemer AS, (“ADB Systemer”) for NOK 15,000,000, or approximately Canadian $2,687,000 in cash (the “Share Sale”).

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

U.S. Federal Income Tax Considerations

The following summary describes certain material United States federal income tax consequences arising to U.S. Holders (as defined below) from the purchase, ownership and sale of common shares. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, final, temporary and proposed United States Treasury Regulations, revenue rulings and administrative pronouncements of the Internal Revenue Service, and court decisions, all as in effect as of the date of this Annual Report and all of which are subject to change, possibly on a retroactive basis.

This summary does not address the considerations that may be applicable to any particular U.S. Holder based on such U.S. Holder's particular circumstances nor to particular classes of shareholders (including but not limited to financial institutions, broker-dealers, insurance companies, real estate investment trusts, regulated investment companies, persons who have elected mark-to-market accounting, tax-exempt organizations, persons who hold ordinary shares as part of a straddle, "hedge" or "conversion transaction" with other investments, persons who own (directly, indirectly or through attribution) 10% or more of our Company's outstanding voting shares, persons whose functional currency is not the U.S. dollar, persons who are not citizens or residents of the United States, foreign corporations, foreign partnerships or foreign estates or trusts, or persons who acquired their common shares pursuant to the exercise of employee stock options or rights or otherwise as compensation). Additionally, the discussion does not consider the tax treatment of persons who hold common shares through a partnership or other pass-through entity.  The summary does not discuss United States federal alternative minimum tax; foreign, state, or local taxes; nor the possible application of United States federal non-income taxes (e.g., gift or estate tax).  This summary considers only U.S. Holders that will own their common shares as capital assets.

This summary is addressed only to a holder of common shares who is (i) a citizen or resident of the United States who owns less than 10% of our Company's outstanding voting shares, (ii) a corporation organized in the United States or under the laws of the United States or any state thereof, (iii) an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of source, or (iv) a trust, if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect under applicable United States Treasury Regulations to be treated as a U.S. person (each, a "U.S. Holder"). This summary is for general information purposes only and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase common shares.

Each shareholder should consult with such shareholder's own tax advisor as to the particular tax consequences to such shareholder of the purchase, ownership and sale of their common shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Circular 230 Disclosure

Any tax statement made herein regarding any U.S. federal tax is not intended or written to be used, and cannot be used, by any taxpayer for purposes of avoiding any penalties.  Any such statement herein is written in connection with the marketing or promotion of the transaction to which the statement relates.  Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

Treatment of Dividend Distributions

Subject to the discussion below under "Tax Status Of The Company”, a distribution by our Company to a U.S. Holder in respect of the common shares (including the amount of any Canadian taxes withheld thereon) will generally be treated for United States federal income tax purposes as a dividend to the extent of our Company's current and accumulated earnings and profits, as determined under United States federal income tax principles. To the extent, if any, that the amount of any such distribution exceeds our Company's current and accumulated earnings and profits, as so computed, it will first reduce the U.S. Holder's tax basis in the common shares owned by him, and to the extent it exceeds such tax basis, it will be treated as capital gain from the sale of common shares.

While it is not anticipated that our Company will pay dividends in the foreseeable future, the gross amount of any distribution from our Company received by a U.S. Holder which is treated as a dividend for United States federal income tax purposes (before reduction for any Canadian tax withheld at source) will be included in such U.S. Holder's gross income as ordinary income and generally will not qualify for the dividends received deduction applicable in certain cases to United States corporations. If you are an individual, dividends that we pay you through 2010 will be subject to tax at long-term capital gain rates, provided certain holding period and other requirements are satisfied and provided that in the year such dividends are paid, or the preceding taxable year, we are not a  passive foreign investment company (as discussed below).

For United States federal income tax purposes, the amount of any dividend paid in Canadian dollars by our Company to a U.S. Holder will equal the U.S. dollar value of the amount of the dividend paid in Canadian dollars, at the exchange rate in effect on the date of the distribution, regardless of whether the Canadian dollars are actually converted into U.S. dollars at that time. Canadian dollars received by a U.S. Holder will have a tax basis equal to the U.S. dollar value thereof determined at the exchange rate on the date of the distribution. Currency exchange gain or loss, if any, recognized by a U.S. Holder on the conversion of Canadian dollars into U.S. dollars will generally be treated as U.S. source ordinary income or loss to such holder. U.S. Holders should consult their own tax advisors concerning the treatment of foreign currency gain or loss, if any, on any Canadian dollars received as a distribution.

A U.S. Holder generally will be entitled to deduct any Canadian taxes withheld from dividends in computing United States taxable income, or to credit such withheld taxes against the United States federal income tax imposed on such U.S. Holder's dividend income. No deduction for Canadian taxes may be claimed, however, by an individual (noncorporate) U.S. Holder that does not itemize deductions. The amount of foreign taxes for which a U.S. Holder may claim a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis. Distributions with respect to common shares that are taxable as dividends will generally constitute foreign source income for purposes of the foreign tax credit limitation. The total amount of allowable foreign tax credits in any year generally cannot exceed regular U.S. tax liability for the year attributable to foreign source taxable income. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by our Company with respect to the common shares will generally constitute "passive income." Foreign income taxes exceeding a shareholder's credit limitation for the year of payment or accrual of such tax can be carried back for one taxable year and forward for ten taxable years, subject to the credit limitation applicable in each of such years.

Sale or Exchange of a Common Share

Subject to the discussion below under "Tax Status Of The Company", the sale or exchange by a U.S. Holder of a common share generally will result in the recognition of gain or loss by the U.S. Holder in an amount equal to the difference between the amount realized and the U.S. Holder's basis in the common share sold. Such gain or loss will be capital gain or loss provided that the common share is a capital asset in the hands of the holder. The gain or loss realized by an individual (noncorporate) U.S. Holder on the sale or exchange of a common share will be long-term capital gain or loss subject to a preferential rate of tax if the common share had been held for more than one year.  If the common share had been held by such individual U.S. Holder for not more than one year, such gain will be short-term capital gain. The deductibility of a capital loss recognized on the sale, exchange or other disposition of common shares is subject to limitations. A U.S. Holder that receives foreign currency upon disposition of common shares and subsequently converts the foreign currency into U.S. dollars generally will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar. U.S. Holders should consult their own tax advisors regarding treatment of any foreign currency gain or loss on any Canadian dollars received in respect of the sale, exchange or other disposition of common shares.

Tax Status of the Company

Controlled Foreign Corporations.  A company generally will be a “controlled foreign corporation” under Section 957 of the Internal Revenue Code (a “CFC”) if more than 50% of its total voting power or the total value of its outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Internal Revenue Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the company (a “10% Shareholder”).

If our Company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder’s pro rata share of the “subpart F income” (as defined in Section 952 of the Internal Revenue Code) of our Company and (b) such 10% Shareholder’s pro rata share of the earnings of our Company invested in “United States property” (as defined in Section 956 of the Internal Revenue Code).  In addition, under Section 1248 of the Internal Revenue Code, any gain recognized on the sale or other taxable disposition of the common shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the “earnings and profits” of our Company that are attributable to such common shares.

The Company does not believe that it currently is a CFC.  However, there can be no assurances that our Company will not be a CFC for the current or any future taxable year.

Passive Foreign Investment Companies.  A non-U.S. company will be a passive foreign investment company if 75% or more of its gross income (including the pro rata share of the gross income of any company (United States or foreign) in which the company is considered to own 25% or more of the shares (determined by market value)) in a taxable year is passive income. Alternatively, the company will be considered to be a passive foreign investment company if at least 50% of the value of the company's assets (averaged over the year) (including the pro rata share of the value of the assets of any company in which the company is considered to own 25% or more of the shares (determined by market value)) in a taxable year are held for the production of, or produce, passive income. Passive income generally includes, among others, interest, dividends, royalties, rents and annuities.

If our Company is a passive foreign investment company for any taxable year, a U.S. Holder, in the absence of an election by such U.S. Holder to treat our Company as a "qualified electing fund" (a "QEF election"), as discussed below, would, upon certain distributions by our Company and upon disposition of the common shares at a gain, be liable to pay tax at the highest tax rate on ordinary income in effect for each period to which the income is allocated, plus interest on the tax, as if the distribution or gain had been recognized ratably over the days in the U.S. Holder's holding period for the common shares during which our Company was a passive foreign investment company. Additionally, if our Company is a passive foreign investment company, U.S. Holders who acquire shares from U.S. decedents would be denied the normally available step-up of the income tax basis for such common shares to fair market value at the date of death and instead would have a tax basis equal to the U.S. decedent's basis, if lower.

If our Company is treated as a passive foreign investment company for any taxable year, U.S. Holders should consider whether to make a QEF election for United States federal income tax purposes. If a U.S. Holder has a QEF election in effect for all taxable years that such U.S. Holder has held the common shares and our Company was a passive foreign investment company, distributions and gain will not be recognized ratably over the U.S. Holder's holding period or subject to an interest charge, gain on the sale of common shares will be characterized as capital gain and the denial of basis step-up at death described above would not apply. Instead, each such U.S. Holder is required for each taxable year that our Company is a qualified electing fund to include in income a pro rata share of the ordinary earnings of our Company as ordinary income and a pro rata share of the net capital gain of our Company as capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. In order to comply with the requirements of a QEF election, a U.S. Holder must receive from our

Company certain information. We intend to supply U.S. Holders with the information needed to report income and gain pursuant to a QEF election in the event our Company is classified as a passive foreign investment company. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the Internal Revenue Service.  A shareholder makes a QEF election by attaching a completed IRS Form 8621 (including the passive foreign investment company annual information statement) to a timely filed United States federal income tax return and by filing such form with the IRS Service Center listed on IRS Form 8621. Even if a QEF election is not made, a shareholder in a passive foreign investment company who is a U.S. Holder must file a completed IRS Form 8621 every year.

As an alternative to making a QEF election, a U.S. Holder may elect to make a mark-to-market election with respect to the common shares owned by him if such stock qualifies as “marketable stock.” To qualify as “marketable stock,” the stock must be regularly traded on a qualified exchange.  Under applicable Treasury regulations, a “qualified exchange” includes a national securities exchange that is registered with the SEC or the national market system established under the Securities Exchange Act of 1934 and certain foreign securities exchanges.  Under applicable Treasury Regulations, PFIC stock traded on a qualified exchange is regularly traded on such exchange for any calendar year during which such stock is traded, other than in deminimis quantities, on at least 15 days during each calendar quarter.  We cannot assure U.S. Holders that our common shares will be treated as regularly traded stock on a qualified exchange. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election. Under such election, a U.S. Holder includes in income each year an amount equal to fair market value of the common shares owned by such U.S. Holder as of the close of the taxable year over the U.S. Holder's adjusted basis in such shares. The U.S. Holder would be entitled to a deduction for the excess, if any, of such U.S. Holder's adjusted basis in his common shares over the fair market value of such shares as of the close of the taxable year; provided, however, that such deduction would be limited to the extent of any net mark-to-market gains with respect to the common shares included by the U.S. Holder under the election for prior taxable years. The U.S. Holder's basis in his common shares is adjusted to reflect the amounts included or deducted pursuant to this election. Amounts included in income pursuant to the mark-to-market election, as well as gain on the sale or exchange of the common shares, will be treated as ordinary income. Ordinary loss treatment applies to the deductible portion of any mark-to-market loss, as well as to any loss realized on the actual sale or exchange of the common shares to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included with respect to such common shares. The mark-to-market election applies to the tax year for which the election is made and all later tax years, unless the common shares cease to be marketable or the IRS consents to the revocation of the election.

We have not determined whether our Company may have been a passive foreign investment company during 2006. There can be no assurance that our Company will not be classified as a passive foreign investment company in 2006, or thereafter, because the tests for determining passive foreign investment company status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. U.S. Holders who hold common shares during a period when our Company is a passive foreign investment company will be subject to the foregoing rules, even if our Company ceases to be a passive foreign investment company, subject to certain exceptions for U.S. Holders who made a QEF election. U.S. Holders are urged to consult with their own tax advisors about making a QEF election or mark-to-market election and other aspects of the passive foreign investment company rules.

Back-Up Withholding and Information Reporting

U.S. Holders generally are subject to information reporting requirements and back-up withholding with respect to dividends paid on common shares, or proceeds paid from the disposition of common shares, unless the U.S. Holder provides an IRS Form W-9 or otherwise establishes an exemption.

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

100F Street, N.F Washington D.C. 20549

You can also obtain copies of this material by mail from the Public Reference Section of the Securities and Exchange Commission, 100F Street, N.F., Washington, D.C. 20549, at prescribed rates.  Additionally, copies of this material may also be obtained from the Securities and Exchange Commission’s Internet site at http://www.sec.gov.  The Commission’s telephone number is 1-800-SEC-0330.

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

PART II

ITEM 13 - DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES

There were no material defaults, and no dividend arrearages or delinquencies during the fiscal year ended December 31, 2006.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There were no material modifications to the rights of our security holders during the fiscal year ended December 31, 2006.

ITEM 15 - CONTROLS AND PROCEDURES

The Company’s management, with the participation of the Company’s Chief Executive Officer and its Corporate Controller and the Chairman of the Board has evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2006.  Based on that evaluation, the Company’s management, including the Chief Executive Officer and the Chairman of the Board, concluded that the Company’s disclosure controls and procedures were effective.

Although the Company continues to refine its disclosure controls and procedures from time to time, the CEO and Chairman of the Board have concluded that, as of December 31, 2006, the process was effective enough to ensure material information relating to the Company and its consolidated subsidiaries was accumulated and communicated up to management in sufficient time for management to make decisions regarding the Company's disclosure as required by securities legislation.

Internal Controls Over Financial Reporting

Management is aware that there is a lack of segregation of duties due to the small number of employees dealing with general, administrative and financial matters.  However, management has decided that considering the employees involved and the compensating control procedures in place, including substantive periodic review of financial statements to ensure that disclosure controls and procedures are effective, the risks associated with segregation are insignificant and the potential benefits of adding employees to more clearly segregate duties do not justify the expenses associated with such increase.

There has been no change in the Company's internal controls over financial reporting during the year ended December 31, 2006, that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

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

ITEM 16B - CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees. The Code of Business Conduct and Ethics is attached as an exhibit to this report. We did not amend, modify or grant any waiver from any provision of our Code of Business Conduct and Ethics during the last fiscal year.

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed for each of the last two fiscal years for professional services rendered by our auditors for the audit of our annual financial statements and other services.

FEES OF AUDITORS

Year	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	Other Fees(4)
2005	$185,000	$54,700	-	-
2006	$110,000	$56,000	$3,000	$10,000

(1)	Audit Fees represent costs associated with the audit of the Company’s consolidated financial statements including review of securities filings.

(2)	Audit Related Fees represent costs associated with reviews of the Company’s interim financial statements.

(3)	Tax Fees represent costs associated with the preparation of the Company’s annual tax filings, tax planning and advice.

(4)	Other Fees represent costs associated with the review and recommended accounting treatment related to complicated contracts or arrangements.

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

ITEM 16E - PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the last fiscal year, there were no purchases by or on behalf of the Company or any affiliated purchaser of any class of the Company’s equity securities registered under Section 12 of the Securities Exchange Act.

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

4.11	Form of Supply Services and Licensing Agreement, dated August 23, 2002, among The Brick Warehouse Corporation, ADB Systems International Inc., and ADB Systems International Ltd.(6)

4.12	Form of General Security Agreement, dated as of April 30, 2002, between ADB Systems International Inc. and each of Stonestreet Limited Partnership and Greenwich Growth Fund Ltd.(6)

4.13	Form of Subscription Agreement, dated August 30, 2002, between ADB Systems International Inc. and Stonestreet Limited Partnership.(6)

4.14	Form of Subscription Agreement, dated August 30, 2002, between ADB Systems International Inc. and Greenwich Growth Fund Ltd.(6)

4.15	Co-operation Agreement made as of August 23, 2002 between ADB Systems International Inc., ADB Systems International Ltd. and The Brick Warehouse Corporation.(6)

4.16	Agency Agreement dated June 15, 2004 between ADB Systems International Ltd. and First Associates Investments Inc.(7)

4.17	General Security Agreement dated as of May 19, 2004 between ADB Systems International Ltd. and Stonestreet Limited Partnership.(7)

4.18	Form of Subscription Agreement between ADB Systems International Ltd. and First Associates Investments Inc.(7)

4.19	Subscription Agreement dated May 19, 2004 between ADB Systems International Ltd. and Stonestreet Limited Partnership.(7)

4.20	Form of Subscription Agreement for Equity Private Placements(8)

4.21	Form of Subscription Agreement for Series I Convertible Secured Debenture.(11)

4.22	Form of Series I Convertible Secured Debenture.(11)

4.23	Form of Subscription Agreement for Series J Convertible Secured Debenture.(11)

4.24	Form of Series J Convertible Secured Debenture.(11)

4.25	Share Purchase Agreement between ADB Systems International Ltd. and ADB Systemer Holding as, dated May 18, 2006.(9)

8.1	List of Subsidiaries.*

11.1	Code of Business Conduct and Ethics of Northcore Technologies Inc.(10)

12.1	CEO Certification.*

12. 2	Corporate Controller Certification.*

13.1	Certification pursuant to 18 U.S.C. Section 1350.*

13.2	Certification pursuant to 18 U.S.C. Section 1350.*
_________________________________________________________________________

*	Filed herewith

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

(4)	Incorporated by reference from the Exhibits to the Company’s Annual Report on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on May 23, 2001.

(5)	Incorporated by reference from the Exhibits to the Company’s Annual Report on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on May 17, 2002.

(6)	Incorporated by reference from Exhibits to the Company’s Annual Report on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on May 20, 2003.

(7)	Incorporated by reference from Exhibits to the Company’s Annual Report on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on June 30, 2004.

(8)	Incorporated by reference from Exhibits to the Company’s Annual Report on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on June 30, 2005.

(9)	Incorporated by reference from Exhibit 99.6 to the Company’s Filing No. 1 for the Month of May on Form 6-K, File No. 001-14835 filed with the Securities and Exchange Commission on May 31, 2006.

(10)	Incorporated by reference from Exhibit 99.6 to the Company’s Filing No. 1 for the Month of March on Form 6-K, File No. 001-14835 filed with the Securities and Exchange Commission on March 30, 2007.

(11)	Incorporated by reference from Exhibits to the Company's Annual Report on Form 20-F, File No. 001-14835 filed with the Securities and Exchange Commission on June 29, 2006.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NORTHCORE TECHNOLOGIES INC.

	By:	/s/ Jeffrey Lymburner
		Name:	Jeffrey Lymburner
		Title:	Chief Executive Officer

Dated: June 22, 2007	By:	/s/ Tam Nguyen
		Name:	Tam Nguyen
		Title:	Corporate Controller

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements for the years ended December 31, 2006, 2005, 2004,

MANAGEMENT’S REPORT
March 23, 2007

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

Jeffrey Lymburner	Tam Nguyen
CEO	Corporate Controller

Northcore Technologies Inc.  2006 Annual Report F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Northcore Technologies Inc.

We have audited the accompanying consolidated balance sheets of Northcore Technologies Inc. (the "Company") as of December 31, 2006 and 2005 and the related consolidated statements of operations, deficit and cash flows for each of the years in the two-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2006, in conformity with Canadian generally accepted accounting principles.

The comparative figures for the year ended December 31, 2004, prior to the adjustments for discontinued operations as described in Note 4, were audited by another firm of Chartered Accountants.  We have audited the adjustments described in Note 4 that were applied to restate the 2004 financial statements and, in our opinion, such adjustments are appropriate and have been properly applied.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 2.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 20 to the consolidated financial statements.

Chartered Accountants
Toronto, Canada
March 23, 2007, except as to
Note 22, which is as of June 21, 2007

Northcore Technologies Inc.  2006 Annual Report F-2

Consolidated Balance Sheets December 31, 2006 and 2005 (in thousands ofCanadian dollars)

	2006	2005
	(Restated - Note 4)

ASSETS
CURRENT
Cash	$475	$60
Marketable securities	-	13
Accounts receivable	154	284
Deposits and prepaid expenses	63	115
Current assets from discontinued operations (Note 4)	-	1,114
	692	1,586
CAPITAL ASSETS (Note 5)	80	45
DEFERRED CHARGES (Note 6)	41	156
LONG TERM ASSETS FROM DISCONTINUED OPERATIONS (Note 4)	-	56
	$813	$1,843

LIABILITIES
CURRENT
Accounts payable	$347	$667
Accrued liabilities	727	618
Due to related parties (Note 7)	-	137
Deferred revenue	68	91
Current portion of secured subordinated notes (Note 8)	1,682	343
Current liabilities from discontinued operations (Note 4)	-	894
	2,824	2,750
SECURED SUBORDINATED NOTES (Note 8)	244	1,800
	3,068	4,550
NON-CONTROLLING INTEREST	-	3
SHAREHOLDERS’ DEFICIENCY
Share capital (Note 10)	101,867	100,859
Contributed surplus (Note 11)	1,819	1,555
Warrants (Note 12)	580	278
Stock options (Note 13)	1,252	1,091
Other options (Note 14)	193	271
Conversion feature on secured subordinated notes (Note 8)	1,049	1,513
Cumulative translation account	-	90
Deficit	(109,015)	(108,367)
	(2,255)	(2,710)
	$813	$1,843

Continuation of the business (Note 2)
Commitments and contingencies (Note 16)
Canadian and United States accounting policy differences (Note 20)
Subsequent event (Note 22)

On behalf of the Board:

Jeffrey Lymburner	James Moskos
Director	Director

See accompanying notes to consolidated financial statements.

Northcore Technologies Inc.  2006 Annual Report F-3

Consolidated Statements of Operations Years ended December 31, 2006, 2005 and 2004 (in thousands ofCanadian dollars, except per share amounts)

	2006	2005	2004
		(Restated - Note 4	(Restated - Note 4

License revenue	$10	$122	$255
Service revenue	1,063	1,163	1,223
Total revenue	1,073	1,285	1,478
Operating expenses:
General and administrative	1,790	2,559	3,043
Customer service and technology	664	839	854
Sales and marketing	377	505	561
Employee stock options (Note 13)	137	105	27
Depreciation and amortization	92	95	149
Other income (Note 18)	-	(42)	-
Total operating expenses	3,060	4,061	4,634
Loss from continuing operations before the under-noted	(1,987)	(2,776)	(3,156)

Interest expense:
Cash interest expense	345	312	177
Accretion of secured subordinated notes	454	405	266
Interest income	(16)	-	-
	783	717	443
Loss from continuing operations	(2,770)	(3,493)	(3,599)
Income (loss) from discontinued operations (Note 4)	2,122	(8)	(1,505)
NET LOSS FOR THE YEAR	$(648)	$(3,501)	$(5,104)
LOSS PER SHARE (Note 10 (f)):
From continuing operations, basic and diluted	$(0.03)	$(0.05)	$(0.06)
Net loss per share, basic and diluted	$(0.01)	$(0.05)	$(0.08)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED (000’s)	79,933	72,904	61,938

See accompanying notes to consolidated financial statements.

Northcore Technologies Inc.  2006 Annual Report F-4

Consolidated Statements of Deficit Years ended December 31, 2006, 2005 and 2004 (in thousands of Canadian dollars)

	2006	2005	2004

DEFICIT, BEGINNING OF YEAR	$(108,367)	$(104,866)	$(99,762)

NET LOSS FOR THE YEAR	(648)	(3,501)	(5,104)

DEFICIT, END OF YEAR	$(109,015)	$(108,367)	$(104,866)

See accompanying notes to consolidated financial statements.

Northcore Technologies Inc.  2006 Annual Report F-5

Consolidated Statements of Cash Flows Years ended December 31, 2006, 2005 and 2004 (in thousands of Canadian dollars)

	2006	2005	2004
		(Restated - Note 4	(Restated - Note 4

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES

OPERATING
Net loss for the year from continuing operations	$(2,770)	$(3,493)	$(3,599)
Items not affecting cash:
Employee stock options	137	105	27
Depreciation and amortization	92	95	149
Accretion of secured subordinated notes	454	405	266
	(2,087)	(2,888)	(3157)
Changes in non cash operating working capital (Note 17)	50	827	597
	(2,037)	(2,061)	(2,560)

INVESTING
Capital assets	(65)	(36)	(40)
Proceeds from disposal of capital assets	-	4	-
Marketable securities	13	-	-
	(52)	(32)	(40)

FINANCING
Advances from (repayment to) related parties (Note 7)	(137)	137	-
Issuance of secured subordinated notes, net (Note 8)	750	1,095	2,598
Repayment of secured subordinated notes (Note 8)	(435)	-	-
Deferred charges (Note 6)	-	(32)	(167)
Issuance of common shares (Note 10 (b))	-	570	903
	178	1,770	3,334

CASH FLOWS FROM DISCONTINUED OPERATIONS (Note 4)
Operating activities	(317)	141	(673)
Investing activities - Net proceeds from disposition of discontinued operations	2,643	-	-
	2,326	141	(673)

NET CASH INFLOW (OUTFLOW) DURING THE YEAR	415	(182)	61
CASH, BEGINNING OF YEAR	60	242	181
CASH, END OF YEAR	$475	$60	$242

SUPPLEMENTAL DISCLOSURE OF CASH PAYMENTS

Interest paid	$45	$53	$60

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES - See Note 17

See accompanying notes to consolidated financial statements.

Northcore Technologies Inc.  2006 Annual Report F-6

Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(in Canadian dollars)

1.    DESCRIPTION OF BUSINESS

Northcore Technologies Inc., formerly ADB Systems International Ltd. (“Northcore” or the “Company”) changed its name by filing Articles of Amendment on June 30, 2006.  Northcore provides software solutions and services that help organizations source, manage and sell their capital equipment and assets.  Northcore works with a growing number of customers and partners in a variety of sectors including financial services, manufacturing, government and oil and gas.

Through its wholly owned subsidiary, ADB Systems USA, Inc., Northcore owns a 50 percent interest in GE Asset Manager, LLC (also referred to as “GE Asset Manager”), a joint venture launched with GE Commercial Finance.

2.    CONTINUATION OF THE BUSINESS

While the accompanying consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, certain adverse conditions and events cast substantial doubt upon the validity of this assumption.  The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of operations.  The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations.  The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2006.  Management believes that it has the ability to raise additional financing if required.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

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

Management believes that continued existence beyond 2006 is dependent on its ability to increase revenue from existing products, and to expand the scope of its product offering which entails a combination of internally developed software and business ventures with third parties.

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

Investment in Jointly Controlled Company
On September 23, 2003 the Company established a joint venture with the GE Commercial Finance, with each entity holding a 50 percent interest in the joint venture.  The joint venture operates under the name of GE Asset Manager, LLC.  The consolidated financial statements of the Company reflect the Company’s pro rata share of the joint venture’s assets, liabilities, and results of operations in accordance with the proportionate consolidation method of accounting (See Note 19).

Northcore Technologies Inc.  2006 Annual Report F-7

Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(in Canadian dollars)

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

Translation of Foreign Currencies
The accompanying consolidated financial statements are prepared in Canadian dollars.  The Company’s foreign subsidiaries in the United States, Ireland and the United Kingdom are classified as fully integrated with the functional currency being the Canadian dollar.  The Company uses the temporal method of foreign currency translation for these operations.  Monetary assets and liabilities are translated at the exchange rates in effect on the balance sheet date.  Non-monetary assets are translated at historic exchange rates.  Revenue and expense amounts are translated using the average monthly exchange rates except amortization of capital assets, which is translated at historic exchange rates.  Gains and losses from foreign exchange translations are included in the statement of operations.

The Company’s former subsidiary in Norway was classified as a self-sustaining operation whereby the functional currency of the operation is the Norwegian krone.  The Company used the current rate method of translation for these operations.  Assets and liabilities were translated at the rate of exchange in effect at the balance sheet date.  Revenue and expenses (including depreciation and amortization) were translated using the monthly average exchange rate.  Gains and losses from foreign exchange translations were included as a separate component of shareholders’ deficiency.  The Company sold its Norwegian subsidiary in 2006 (See Note 4).

Loss Per Share
The treasury stock method of calculating diluted loss per share is used.  For all years presented, all stock options, convertible debentures and warrants are anti-dilutive, therefore diluted loss per share is equal to basic loss per share.  The basic loss per share calculation is based on the weighted average number of shares outstanding during the year.

Revenue Recognition
The Company’s revenues are derived from software license fees, implementation, training and consulting services, product maintenance and customer support, software development, and hosting fees. Fees for services are billed separately from licenses of the Company’s product.  The Company recognizes revenue in accordance with Canadian GAAP, which in the Company’s circumstances, is not materially different from the amounts that would be determined under provisions of the American Institute of Certified Public Accountants Statements of Position (SOP) No. 97-2, “Software Revenue Recognition”, and as amended by Statement of Position 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions”. The Company also considers the provisions of The Canadian Institute of Chartered Accountants (“CICA”) EIC 141, which is analogous to Staff Accounting Bulletin (SAB) 104, “Revenue Recognition in Financial Statements”, and CICA EIC 142, which is analogous to the Emerging Issues Task Force consensus on EITF 00-21, “Accounting for Revenue Arrangements with Multiple Elements,” in determining the appropriate revenue recognition methodology.

Northcore Technologies Inc.  2006 Annual Report F-8

Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
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

Software License Revenue
The Company recognizes software license revenue in accordance with the terms of the license agreement and when the following criteria as set out in SOP No. 97-2 are met:

•	Persuasive evidence of an arrangement exists;
•	Delivery has occurred;
•	Fee is fixed or determinable; and
•	Collectibility is probable.

Software license revenue consists of fixed license fee agreements involving perpetual licenses.

Software license agreements may be part of multiple element arrangements that include consulting and implementation services.  When these services are considered essential to the functionality of the license, the associated revenue is recognized on the basis of the percentage of completion method as specified by contract accounting principles.  When these services are not considered essential to the functionality of the license, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence (“VSOE”) of the fair value of each element.  The amount allocated to license revenues is based on the price charged by the Company when the same element is sold in similar quantities to a customer of a similar size and nature.  If this amount is not determinable, the residual software license revenue is the amount of the total arrangement fee less the fair value of any undelivered elements.  VSOE used in determining fair value for installation, implementation and training based on the standard daily rates for the type of service being provided multiplied by the estimated time to complete each task.  VSOE used in determining the fair value of maintenance and support is based on the annual renewal rates.  The revenue allocable to the software license is recognized when the revenue recognition criteria are met.  The revenue allocable to the consulting services is recognized as the services are performed.

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

Northcore Technologies Inc.  2006 Annual Report F-9

Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(in Canadian dollars)

Deferred Revenue
Deferred revenue is comprised of the unrecognized portion of consulting and implementation fees received from maintenance and support e-commerce enabling agreements, and the unrecognized portion of license, installation, and consulting revenue on the sale of software licenses and related services.

Deferred Charges
Deferred charges are comprised of expenditures incurred in the issuance of secured subordinated notes.  The deferred charges are amortized over the term of the underlying notes on a straight-line basis.  In accordance with Canadian GAAP, conversion of the underlying notes results in the allocation of the associated unamortized deferred charge to shareholders’ deficiency.  Under U.S. GAAP, note conversion results in the expensing of the associated unamortized deferred charge.  The impact of this difference in Canadian GAAP from U.S. GAAP is disclosed in these notes to the consolidated financial statements under Canadian and United States accounting policy differences (See Note 20).

Secured Subordinated Notes
Financial instruments that contain both a liability and an equity element are required to have the instrument’s component parts classified separately under Canadian GAAP.  The Company uses the Cox-Rubinstein binomial valuation model to determine the fair value of the conversion feature at the issue dates of convertible secured subordinated notes and discloses the liability and equity components separately on its balance sheet.  U.S. GAAP does not permit separate disclosure of different elements of a financial instrument in the financial statements.  The impact of this difference in U.S. GAAP from Canadian GAAP is disclosed in the notes to these consolidated financial statements under Canadian and United States accounting policy differences (See Note 20).

Stock-Based Compensation
The Company accounts for stock-based compensation based on the fair value method of accounting, which is consistent with CICA 3870, “Stock-based Compensation and Other-based Payments.”  The estimated fair value is amortized to expense over the vesting period.  Performance based options are expensed upon achievement of specific criteria.

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

Use of Significant Accounting Estimates
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting years.  Estimates are used when determining items such as the allowance for doubtful accounts, the fair value assigned to the debt and equity components of the secured subordinated notes and the expected requirements for non-operational funding in 2007.  Actual results could differ from those estimates.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

Financial Instruments
In 2005, the CICA issued Handbook Section 3855, Financial Instruments - Recognition and Measurement, Handbook Section 1530, Comprehensive Income, Handbook Section 3251, Equity, and Handbook Section 3855, Hedges.  The new standards are effective for interim and annual financial statements commencing on or after October 1, 2006.  The Company will adopt the new standards on January 1, 2007.

Northcore Technologies Inc.  2006 Annual Report F-10

Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(in Canadian dollars)

Other comprehensive income (loss) will form part of shareholders’ equity.  A new statement entitled “Consolidated Statement of Comprehensive Income (Loss)” will be added to the Company’s consolidated financial statements and will include net income as well as other comprehensive income (loss).

The Company is currently evaluating the impact of this new standard.

Capital Disclosures
In 2006, the CICA issued Handbook Section 1535, Capital Disclosures (“CICA 1535”).  CICA 1535 requires that an entity disclose information that enables users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital including disclosures of any externally imposed capital requirements and the consequences for non-compliance.  The new standard will be effective for the Company effective January 1, 2008.

4.	DISCONTINUED OPERATIONS

On May 18, 2006, the Company entered into an agreement with ADB Systemer Holding AS (the “Buyer”), to sell 100 percent of the Company's interest in its Norwegian subsidiary ADB Systemer AS, (“ADB Systemer”) for NOK 15,000,000 or approximately Canadian $2,687,000 in cash, subject to shareholder approval.  As compensation for the transfer of UK contracts to the Buyer, the Company will receive a royalty of 10% of net annual sales from the contracts for a period of four years from the sale closing date.  These royalties will be recognized in earnings as receivable.  The Company received a total of $77,000 in royalties from the period of discontinued operations to the year end.  Certain shareholders of the Buyer were employees or executive officers of ADB Systemer and shareholders of the Company.  On June 21, 2006 the Company received approval from shareholders at its annual general meeting to proceed with the sale of ADB Systemer and changed its name to Northcore Technologies Inc. effective June 30, 2006. The sale of the shares of ADB Systemer included the sale of the ADB Systems name.  Upon the sale of ADB Systemer, the Company retains access to all existing technology that will be used to service existing customers and entered into a Value Added Reseller Agreement with ADB Systemer.

The consolidated financial statements and related note disclosures for 2005 and 2004 have been restated to reflect the impact of the discontinued operations.

The following summarizes the balance sheet, statement of operations and statement of cash flows information for the Company’s discontinued operations.

Balance Sheet	2006	2005
	(in thousands)
Current assets	$-	$1,114
Long term assets	-	56
Current liabilities	-	(894)
Net assets from discontinued operations	$-	$276

Income Statement	2006	2005	2004
	(in thousands, except per share amounts)
Revenue	$2,399	$4,491	$3,453
Income (loss) from operations	331	(8)	(1,505)
Gain from disposition of discontinued operations	1,791	-	-
Income (loss) from discontinued operations	$2,122	$(8)	$(1,505)
Income (loss) per share from discontinued operations, basic and diluted	$0.02	$-	$(0.02)

Northcore Technologies Inc.  2006 Annual Report F-11

Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(in Canadian dollars)

Statement of Cash Flows	2006	2005	2004
	(in thousands)
Operating activities	$(317)	$141	$(673)
Investing activities - Net proceeds from disposition of discontinued operations	2,643	-	-
Financing activities	-	-	-
Cash (deficiency) from discontinued operations	$2,326	$141	$(673)

5.    CAPITAL ASSETS

	2006			2005
				(Restated - Note 4)
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
	(in thousands)
Computer hardware	$2,472	$2,407	$65	$2,407	$2,385	$22
Computer software	13	13	-	13	11	2
Furniture and fixtures	266	266	-	266	266	-
Leasehold improvements	27	12	15	27	6	21
	$2,778	$2,698	$80	$2,713	$2,668	$45

During 2006, the Company recorded capital asset amortization in the amount of $31,000 (2005 - $31,000, 2004 - $117,000).

6.    DEFERRED CHARGES

a)	The following table summarizes the transactions within deferred charges.

	2006	2005
	(in thousands)
Opening balance	$156	$155
Series I financing costs (Note 6 (b))	-	77
Amortization (Note 6 (c))	(62)	(63)
Allocation to contributed surplus (Note 6 (d))	(53)	(13)
Closing balance	$41	$156

b)
During 2005, financing costs in the amount of $77,000 associated with the liability component of the Series I notes were recorded as deferred charges.  These financing costs include $45,000 representing the allocation of the fair value of commission options issued in conjunction with these notes (See Note 8 (b)).  The deferred charges are being amortized on a straight-line basis over the term of the underlying debt.

c)	During 2006, amortization of deferred charges in the amount of $62,000 (2005 - $63,000, 2004 - $32,000) was recorded and included in depreciation and amortization expense.

d)
During 2006, conversion of the Series I notes (2005 - Series H notes) resulted in the allocation of $51,000 (2005 - $13,000) in unamortized deferred charges to contributed surplus (See Note 11(b)).  In addition, the repayment of Series G notes resulted in the allocation of $2,000 (2005 - $nil) in unamortized deferred charges to contributed surplus.

Northcore Technologies Inc.  2006 Annual Report F-12

Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(in Canadian dollars)

7.    DUE TO RELATED PARTIES

During the year ended December 31, 2006, the Company repaid advances from related parties totaling $137,000 (2005 - $nil).   The Company also paid $15,000 (2005 - $nil) in advisory fees to a director in connection with the sale of ADB Systemer (See Note 4).

As at December 31, 2006, accrued liabilities included $nil (2005 - $5,000) in interest payable relating to the above amounts due to related parties.  During 2006, interest expense on advances from related parties was $4,000 (2005 - $5,000).

8.    SECURED SUBORDINATED NOTES

a)
During the year ended December 31, 2006, the Company issued Series J secured subordinated notes with a face value of $755,000.  The Series J notes were issued to private investors including an amount totaling $105,000 issued to three directors/officers of the Company. The Series J notes mature February 8, 2011, have an annual interest rate of 11 percent and are convertible into equity units at a price of $0.15 per unit.  Interest for the first year is payable in shares of the Company with the provision that the total number of shares issued as interest payment cannot exceed 6,529,959 shares.  Interest payable for the remaining term of the notes is payable in cash upon the earlier of maturity and conversion.   Each equity unit consisted of one common share and one share-purchase warrant with an exercise price of $0.20 per warrant.  The warrants expire on the earlier of (i) February 8, 2009 and (ii) the date which is sixty days following the issuance of a notice by the Company to holders confirming that the closing price of the Company’s common shares, on the Toronto Stock Exchange, was greater than or equal to $0.35 for any 10 consecutive trading days.  The afore-mentioned conversion provisions are subject to a four month and one day holding period.  The Series J notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

As required by Canadian GAAP, the Company separated the liability and equity components of the Series J secured subordinated notes.  The Company determined the fair value of the liability component of the Series J notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing.  The Company determined the fair value of the conversion feature at the issue date of the Series J notes using the Cox-Rubinstein binomial valuation model.  The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $202,000, $353,000 and $200,000, respectively.  The liability component will be accreted to $755,000 over the term of the Series J notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.

During 2006, $470,000 (face value) of the Series J notes (book value of $156,000) were converted into 3,133,000 equity units represented by 3,133,000 common shares valued at $220,000 and 3,133,000 warrants valued at $125,000 (See table below).

b)
During the year ended December 31, 2005, the Company issued Series I secured subordinated notes with a face value of $1,200,000.  The Series I notes were issued to private investors including an amount totaling $110,000 issued to four directors/officers of the Company. The Series I notes mature September 12, 2010, have an annual interest rate of 11 percent and are convertible into equity units at a price of $0.15 per unit.  Interest for the first year is payable in shares with the provision that the total number of shares issued as interest payment cannot exceed 974,000 shares.  Any of the first year interest not paid through the issuance of shares will be paid in cash.  Interest payable for the remaining term of the notes is payable in cash upon the earlier of maturity and conversion.   Each equity unit consisted of one common share and one share-purchase warrant with an exercise price of $0.20.  The warrants expire on September 12, 2010.  The Series I notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

Northcore Technologies Inc.  2006 Annual Report F-13

Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(in Canadian dollars)

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

Financing costs in the amount of $137,000 were incurred in the issuance of the Series I notes.  A portion of these financing costs, in the amount of $32,000 attributed to the liability component of the notes was allocated to deferred charges (See Note 6).  The remaining financing costs of $105,000 attributed to the equity portions of the notes were recorded as a reduction to the conversion feature on secured subordinated notes amount within shareholders’ deficiency.

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

During 2006, $900,000 (face value) of the Series I notes (book value of $291,000) were converted into 6,000,000 equity units represented by 6,000,000 common shares valued at $257,000 and 6,000,000 warrants valued at $243,000 (See table below).

c)
During the year ended December 31, 2004, the Company issued Series H secured subordinated notes with a face value of $520,000.  The Series H notes were issued to private investors including an amount totaling $270,000 issued to three directors/officers of the Company.  The Series H notes mature October 21, 2007, have an annual rate of interest of 11 percent payable upon the earlier of maturity and conversion and are convertible into equity units at a price of $0.20 per unit.  Each equity unit consisted of one common share and one half of a share-purchase warrant with an exercise price of $0.40 per warrant.  The share-purchase warrants expire on October 21, 2008.  The Series H secured subordinated notes will automatically convert into units when the share price of the Company closes at or above $0.45 for 10 consecutive trading days during the term.  Holders may convert the notes into units at anytime following a four-month hold period.  If the holder does not convert and no automatic conversion takes place, the Company must repay the principal amount in cash.  In order to obtain the required approvals to issue the Series H notes, the Company retroactively increased the interest rate on the Series G notes from an annual rate of 7 percent to an annual rate of 11 percent. The Series H notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

As required by Canadian GAAP, the Company separated the liability and equity components of the Series H secured subordinated notes.  The Company determined the fair value of the liability component of the Series H notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing.  The Company determined the fair value of the conversion feature at the issue date of the Series H notes using the Cox-Rubinstein binomial valuation model.  The resulting pro rata fair values of the liability component of the notes and the conversion featuresof the units, comprised of shares and attached warrants, was $282,000, $184,000 and $54,000, respectively.  The liability component will be accreted to $520,000 over the term of the Series H notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.

Northcore Technologies Inc.  2006 Annual Report F-14

Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(in Canadian dollars)

Financing costs in the amount of $43,000 were incurred in the issuance of the Series H notes.  Included in the financing costs was the incremental interest expense associated with the retroactive increase of the interest rate on the Series G notes.  A portion of these financing costs, in the amount of $23,000 attributed to the liability component of the notes was allocated to deferred charges.  The remaining financing costs of $20,000 attributed to the equity portions of the notes were recorded as a reduction to the conversion feature on secured subordinated notes amount within shareholders’ deficiency.

During 2005, $350,000 (face value) of the Series H notes (book value of $226,000) were converted into 1,750,000 equity units represented by 1,750,000 common shares valued at $113,000 and 875,000 warrants valued at $33,000 (See table below).

d)
During the year ended December 31, 2004, the Company issued Series G secured subordinated notes with a face value of $1,710,000.  The Series G notes were issued to private investors including an amount totaling $170,000 issued to three directors/officers of the Company. The Series G notes mature June 15, 2007, have an annual rate of interest of 7 percent payable upon the earlier of maturity and conversion and are convertible into equity units at a price of $0.31 per unit.  Each equity unit consisted of one common share and one half of a share-purchase warrant with an exercise price of $0.50.  The share-purchase warrants expire on June 15, 2008.  The Series G secured subordinated notes will automatically convert into units when the volume-weighted average share price of the Company closes above $0.70 for 20 consecutive trading days during the term.  Holders may convert the notes into units at anytime following a four-month hold period.  If the holder does not convert and no automatic conversion takes place, the Company must repay the principal amount in cash. The Series G notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

As required by Canadian GAAP, the Company separated the liability and equity components of the Series G secured subordinated notes.  The Company determined the fair value of the liability component of the Series G notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing.  The Company determined the fair value of the conversion feature at the issue date of the Series G notes using the Cox-Rubinstein binomial valuation model.  The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $959,000, $539,000 and $212,000, respectively.  The liability component will be accreted to $1,710,000 over the term of the Series G notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.

Financing costs in the amount of $230,000 were incurred in the issuance of the Series G notes.  A portion of these financing costs, in the amount of $129,000 attributed to the liability component of the notes was allocated to deferred charges.  The remaining financing costs of $101,000 attributed to the equity portions of the notes were recorded as a reduction to the conversion feature on secured subordinated notes amount within shareholders’ deficiency.

In addition to the financing costs described above, the Company issued to First Associates Investment Inc. (“First Associates”) an option to purchase up to 485,000 equity units at a purchase price of $0.31 per unit.  The option expired on June 15, 2006.  Each equity unit consists of one common share and one half of a share-purchase warrant with an exercise price of $0.50.  The share-purchase warrants expire on June 15, 2008.  Using the Cox-Rubinstein binomial valuation model, the Company has determined the fair value of these equity units to be $59,000.  The portion of the fair value of these options, in the amount of $33,000, attributable to the liability component of the notes was allocated to deferred charges.  The remaining portion, in the amount of $26,000, attributable to the equity components of the notes was recorded as an increase to shareholders’ deficiency.

Northcore Technologies Inc.  2006 Annual Report F-15

Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(in Canadian dollars)

Subsequent to the issuance of the Series G notes, the interest rate payable on the notes was retroactively increased to 11 percent.  The increase in the interest rate was a condition of the issuance of the Series H notes (See (c) above).

During 2006, $60,000 (face value) of the Series G notes (book value of $51,000) was repaid. Accordingly, 194,000 equity units represented by 194,000 common shares valued at $16,000 and 96,000 warrants valued at $6,000 were canceled (See table below).

e)
During the year ended December 31, 2004, the Company issued Series F secured subordinated notes with a face value of $500,000.  The Series F notes had an annual rate of interest of 7 percent paid quarterly in arrears, matured May 19, 2007 and were convertible into equity units at a price of $0.31 per unit.  Each equity unit consisted of one common share and one half of a share-purchase warrant with an exercise price of $0.50.  The share-purchase warrants expire on May 19, 2007.  The Series F secured subordinated notes would have automatically convert into units when the share price of the Company closed above $0.70 for five consecutive trading days during the term.  Holders could convert the notes into units at anytime following a four-month hold period.  If the holder does not convert and no automatic conversion took place, the Company would have repaid the principal amount in cash.  The Series F notes were secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

During 2004, all of the Series F notes were converted into equity units.

As required by Canadian GAAP, the Company separated the liability and equity components of the Series F secured subordinated notes.  The Company determined the fair value of the liability component of the Series F notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing.  The Company determined the fair value of the conversion feature at the issue date of the Series F notes using the Cox-Rubinstein binomial valuation model.  The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $286,000, $159,000 and $55,000, respectively.  The liability component would have been accreted to $500,000 over the term of the Series F notes through the recording of a non-cash interest expense until such date at which the underlying notes were converted into common shares.

Financing costs in the amount of $26,000 were incurred in the issuance of the Series F notes.  A portion of these financing costs, in the amount of $15,000 attributed to the liability component of the notes was allocated to deferred charges.  The remaining financing costs of $11,000 attributed to the equity portions of the notes were recorded as a reduction to the conversion feature on secured subordinated notes amount within shareholders’ deficiency.

f)
During the year ended December 31, 2003, the Company issued Series E secured subordinated notes with a face value of $1,000,000.  The Series E notes had an annual rate of interest of 11 percent that was paid quarterly in arrears, matured August 19, 2006 and were convertible into equity units at a price of $0.35 per unit.  Each equity unit consisted of one common share and one half of a share-purchase warrant with an exercise price of $0.50.  The Series E secured subordinated notes would have automatically converted into units when the share price of the Company closed above $0.70 for five consecutive trading days during the term.  Note holders could convert into units at anytime following a four-month hold period.  If the holder did not convert and no automatic conversion took place, the Company would have the principal amount to the holders of the Series E secured subordinated notes in cash.  As part of this private placement, the Company issued 30,000 common share-purchase warrants to an associate of Stonestreet Limited Partnership (“Stonestreet”) in consideration for professional fees.  Each such warrant entitled the holder to purchase one common share of the Company for $0.50 at any time up to and including August 18, 2006.

Northcore Technologies Inc.  2006 Annual Report F-16

Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(in Canadian dollars)

The Series E notes were secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

As required by Canadian GAAP, the Company separated the liability and equity components of the Series E secured subordinated notes.  The Company determined the fair value of the debt component of the Series E notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing.  The Company determined the fair value of the conversion feature at the issue date of the Series E notes using the Cox-Rubinstein binomial valuation model.  The resulting pro rata fair value of the liability component of the secured subordinated notes and the conversion features of the units, comprised of shares and attached warrants, was $596,000, $296,000 and $108,000, respectively.  The liability component was to be accreted to $1,000,000 over the term of the Series E notes through the recording of non-cash interest expense until such date at which the underlying notes are converted into common shares.

The Series E notes were issued to private investors including an amount totaling $100,000 issued to three directors/officers of the Company.  Costs in the amount of $6,000 associated with the issuance of the Series E secured subordinated notes were recorded as a reduction of the equity component of these notes.

During 2006, the remaining $375,000 (face value) balance of the Series E notes (book value of $375,000) was repaid. Accordingly, 1,072,000 equity units represented by 1,072,000 common shares valued at $110,000 and 536,000 warrants valued at $40,000 were canceled (See table below).

g)
During the year ended December 31, 2006 the Company recorded cash interest expense aggregating $345,000 (2005 - $312,000, 2004 - $173,000) and interest accretion of $454,000 (2005 - $405,000, 2004 - $266,000).

h)	As at December 31, 2006, accrued liabilities include $574,000 (2005 - $363,000) of unpaid interest payable relating to the secured subordinated notes.

i)	Accrued liabilities include accrued interest payable to related parties as follows:

	2006	2005
	(in thousands)
Series E	$-	$1
Series G	31	29
Series H	5	1
Series I	16	3
Series J	10	-
Total	$62	$34

j)	Interest payments relating to the secured subordinated notes totaling $3,000 and $15,000, respectively, were made to related parties during the years ended December 31, 2006 and December 31, 2005.

Northcore Technologies Inc.  2006 Annual Report F-17

Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(in Canadian dollars)

k)	The following summarizes the face and fair values of the liability and equity components of the secured subordinated notes.

Secured Subordinated Notes	2006		2005
	Face Value	Fair Value	Face Value	Fair Value
	(in thousands)
Opening balance	$3,455	$2,143	$2,605	$1,684
Issuance of notes:
Series I (Note 8 (b))	-	-	1,200	280
Series J (Note 8 (a))	755	202
Accreted (non-cash) interest	-	454	-	405
Conversion of notes:
Series H (Note 8 (c))	-	-	(350)	(226)
Series I (Note 8 (b))	(900)	(291)	-	-
Series J (Note 8 (a))	(470)	(156)	-	-
Repayment of notes:
Series E (Note 8 (f))	(375)	(375)	-	-
Series G (Note 8 (d))	(60)	(51)	-	-
Closing balance	$2,405	$1,926	$3,455	$2,143

Current portion of notes	$1,820	$1,682	$375	$343
Long term portion of notes	585	244	3,080	1,800
Closing balance	$2,405	$1,926	$3,455	$2,143

Conversion Features on Secured Subordinated Notes Including Conversion of Attached Warrants	2006		2005
	Common Shares	Fair Value	Common Shares	Fair Value
	(in thousands)
Opening balance	27,156	$1,513	13,781	$992
Issuance of notes:
Series I	-	-	16,000	667
Series J	10,067	553	-	-
Conversion of notes:
Series H (Note 8 (c))	-	-	(2,625)	(146)
Series I (Note 8 (b))	(12,000)	(500)	-	-
Series J (Note 8 (a))	(6,266)	(345)	-	-
Repayment of notes:
Series E (Note 8 (f))	(1,608)	(150)	-	-
Series G (Note 8 (d))	(290)	(22)	-	-
Closing balance	17,059	$1,049	27,156	$1,513

Northcore Technologies Inc.  2006 Annual Report F-18

Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(in Canadian dollars)

9.    INCOME TAXES

The Company accounts for income taxes under the asset and liability method.  Under the asset and liability method, a future tax asset is recorded based upon tax losses carried forward and differences in tax and accounting values in the Company’s assets and liabilities.  The tax asset is reduced by a valuation allowance to the extent that it is more likely than not that the asset would not be realized.  The valuation allowance is reviewed and adjusted as appropriate for each reporting period.  At December 31, 2006 and 2005, the Company established the valuation allowance at 100 percent of the future tax asset.

	2006	2005
	(in thousands)

FUTURE TAX ASSET
Tax losses carried forward	$5,881	$5,211
Difference in tax and accounting valuations for capital assets and investments	142	210
	6,023	5,421
Valuation allowance	(6,023)	(5,421)
Future tax asset	$-	$-
PROVISION FOR INCOME TAXES
Income taxes at statutory rate	$(942)	$(1,262)
Foreign losses affected at (higher) lower rates	(14)	89
Change in enacted rates	271	-
Stock-based compensation not deductible for tax	45	31
Other, net	38	(98)
	(602)	(1,240)
Change to valuation allowance	602	1,240
Provision for income taxes	$-	$-

The provision for income taxes differs from the amount computed by applying the combined Canadian Federal and Provincial statutory income tax rate of 34 percent (2005 - 36 percent) to the loss from continuing operations before income taxes.  The sources and tax effects of the differences are indicated above.

Tax loss carry-forwards at December 31, 2006 expire as follows:

Year	Amount
(in thousands)
2009	$ 1,408
2010	3,782
2014	3,047
2015	3,351
2026	2,635
Tax loss carry-forwards that do not expire	11,989
$ 26,212

The Company has Canadian net operating loss carry-forwards of $14,223,000 that expires in years 2009 through 2026, and indefinite loss carry forwards of $11,989,000 of which $5,877,000 relate to Ireland.  Also included in the indefinite loss carry-forwards are net capital losses of $1,004,000 from continuing Canadian operations and $5,108,000 from discontinued operations which are available to reduce future year’s capital gains.

Northcore Technologies Inc.  2006 Annual Report F-19

Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(in Canadian dollars)

10.      SHARE CAPITAL

a)	Authorized

Unlimited number of common shares
Unlimited number of preference shares - issuable in series

    b)    Outstanding Common Shares

	2006		2005		2004
	Number	Amount	Number	Amount	Number	Amount
	(in thousands of shares and dollars)
Opening balance	74,120	$100,859	69,870	$100,052	59,423	$97,674
Shares issued pursuant to:
Private placement (Note 10 (c))	-	-	2,500	468	5,000	930
Conversion of debentures (Note 8)	9,133	924	1,750	339	4,357	1,227
Payment of interest (Note 10 (d))	489	84	-	-	-	-
Exercise of warrants	-	-	-	-	920	195
Exercise of options	-	-	-	-	72	26
Re-issuance of treasury shares (Note 10 (e))	-	-	-	-	98	-
Closing balance	83,742	$101,867	74,120	$100,859	69,870	$100,052

In addition to the above, the conversion of the remaining secured subordinated notes would result in the issuance of nil (2005 - 1,071,000) common shares for Series E notes, 5,323,000 (2005 - 5,516,000) common shares for Series G notes, 850,000 (2005 - 850,000) common shares for Series H notes, 2,000,000 (2005 - 8,000,000) common shares for Series I notes and 1,900,000 (2005 - nil) common shares for Series J notes.

c)	Private Placement

On February 23, 2005, the Company completed a transaction resulting in the issuance of 2,500,000 common shares at a price of $0.23 per share and 1,250,000 share-purchase warrants, exercisable into one common share at a price of $0.40 per warrant, for gross proceeds of $575,000 and net proceeds of $570,000.  Net proceeds of $444,000 were allocated to the common shares and the balance of $126,000 to warrants (See Note 12).  The warrants expire on February 23, 2009.

In the third quarter of 2005, a reduction to the financing costs related to a private share placement in December 2004, resulted in a $24,000 increase to the amount of share capital.

On December 6, 2004, the Company completed a transaction resulting in the issuance of 5,000,000 shares at a price of $0.20 per share and 5,000,000 common share-purchase warrants exercisable into one common share at a price of $0.35 per warrant for gross proceeds of $1,000,000.  The warrants expire on December 6, 2008.  Gross proceeds were comprised of $800,000 in cash and $200,000 in legal services.  The $200,000 was applied, in part, to outstanding payables and the remainder was recorded as a prepaid retainer for legal services.  Issuance costs in the amount of $70,000 were incurred, including $19,000 representing the fair value of 150,000 compensation options issued to First Associates.  The compensation options are exercisable into 150,000 equity units at a price of $0.20 per unit.  Each equity unit consists of one common share and one common share-purchase warrant with an exercise price of $0.35 per warrant and an expiry date of December 6, 2008.  The compensation options expired unexercised on December 6, 2006.  Included in this private placement were 100,000 shares issued to a director of the Company for gross proceeds of $20,000.

Northcore Technologies Inc.  2006 Annual Report F-20

Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(in Canadian dollars)

d)	Payment of Interest

Upon conversion of Series I notes, accrued interest in the amount of $60,000 was settled through the issuance of 361,000 common shares based on a fair value of $0.16 per share.
Upon conversion of Series J notes, accrued interest in the amount of $24,000 was settled through the issuance of 128,000 common shares based on a fair value of $0.19 per share.

e)	Re-issuance of Treasury Shares

An unclaimed certificate for 98,000 common shares previously issued from treasury in the 2001 acquisition of ADB Systemer ASA, and not included in the number of shares outstanding, was reissued during 2004.

f)	Loss Per Share

The following table sets forth the computation of basic and diluted loss per share.

	2006	2005	2004
	(in thousands, except per share amounts)
Numerator:
Loss from continuing operations	$(2,770)	$(3,493)	$(3,599)
Income (loss) from discontinued operations (Note 4)	2,122	(8)	(1,505)
Net loss for the year	$(648)	$(3,501)	$(5,104)
Denominator:
Weighted average number of shares outstanding, basic and diluted	79,933	72,904	61,938

Loss per share from continuing operations, basic and diluted	$(0.03)	$(0.05)	$(0.06)
Net loss per share, basic and diluted	$(0.01)	$(0.05)	$(0.08)

For each fiscal year, the Company excluded the effect of all convertible debt, stock options and share-purchase warrants, as their impact would have been anti-dilutive.

11.         CONTRIBUTED SURPLUS

a)	The following table summarizes the transactions within contributed surplus.

	2006	2005
	(in thousands)
Opening balance	$1,555	$1,282
Allocation of unamortized deferred charges upon conversion of secured subordinated notes (Note 11 (b))	(51)	(13)
Allocation of recorded value of expired warrants (Note 11 (c))	67	286
Allocation of recorded value of expired options (Note 11 (d))	78	-
Repayment of secured subordinated notes (Note 11 (e))	170	-
Closing balance	$1,819	$1,555

b)
During the year ended December 31, 2006, conversion of the Series I (2005 - Series H) secured subordinated notes resulted in the reduction of contributed surplus by $51,000 (2005 - $13,000) due to the allocation of unamortized deferred charges (See Note 6 (d)).

Northcore Technologies Inc.  2006 Annual Report F-21

Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(in Canadian dollars)

c)	During the year ended December 31, 2006, recorded value of $67,000 (2005 - $286,000) related to expired warrants was allocated from warrants to contributed surplus (See Note 12 (c)).

d)	During the year ended December 31, 2006, recorded value of $78,000 (2005 - $nil) related to expired options was allocated from options to contributed surplus (See Note 14).

e)
During the year ended December 31, 2006, recorded value of $170,000 (2005 - $nil) related to the repayment of secured subordinated notes was allocated from conversion features on secured subordinated notes to contributed surplus (See Note 8).

12.	WARRANTS

a)	The following table summarizes the transactions within warrants.

	2006		2005
	Number	Amount	Number	Amount
	(in thousands)
Opening balance	8,854	$278	11,512	$405
Warrants issued pursuant to:
Private placement (Note 10 (c))	-	-	1,250	126
Conversion of debentures (Series J - Note 8 (a), Series I - Note 8 (b), Series H - Note 8 (c))	9,133	369	875	33
Warrants expired (Note 12 (b))	(923)	(67)	(4,783)	(286)
Closing balance	17,064	$580	8,854	$278

In addition to the above, the conversion of the remaining secured subordinated notes would result in the issuance of nil (2005 - 536,000) common share-purchase warrants for Series E notes, 2,661,000 (2005 - 2,758,000) common share-purchase warrants for Series G notes, 425,000 (2005 - 425,000) common share-purchase warrants for Series H notes, 2,000,000 (2005 - 8,000,000) common share-purchase warrants for Series I notes and 1,900,000 (2005 - nil) common share-purchase warrants for Series J notes.

b)
During the year ended December 31, 2004, the Company issued 893,000 common share-purchase warrants with an exercise price of $0.50 and an expiry date of August 19, 2006 in connection with the issuance of Series E notes.  These warrants expired unexercised on August 19, 2006 and were accordingly cancelled.

During the year ended December 31, 2003, the Company issued 30,000 common share-purchase warrants, with an exercise price of $0.50 per warrant, in consideration for professional fees related to the issuance of Series E notes.  These warrants expired unexercised on August 19, 2006 and were accordingly cancelled.

During the year ended December 31, 2002, the Company issued 2,000,000 common share-purchase warrants, with an exercise price of $0.45 per warrant, to a key customer as part of a strategic marketing agreement.  These warrants, of which 1,250,000 had vested, expired unexercised on January 5, 2005 and were accordingly cancelled.

Also during the year ended December 31, 2002, the Company issued 50,000 common share-purchase warrants, with an exercise price of $US 0.35 per warrant, as partial consideration for funding and due diligence services.  These warrants expired unexercised on April 25, 2005 and were accordingly cancelled.

On June 13, 2005, the Company extended the expiry date of the 2,733,000 common share-purchase warrants, with an exercise price of $0.40 per warrant, that were issued on June 26, 2003.  The original expiry date of June 26, 2005 was extended to September 26, 2005.  These warrants expired unexercised on September 26, 2005 and were accordingly cancelled.

Northcore Technologies Inc.  2006 Annual Report F-22

Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(in Canadian dollars)

13.	STOCK OPTIONS

a)	Stock options are comprised of the following components:

	2006		2005
	Number	Amount	Number	Amount
	(in thousands of options and dollars)
Employees (Note 13 (b))	2,220	$1,136	2,997	$975
Non-employees	-	116	-	116
Total	2,220	$1,252	2,997	$1,091

b)	Employee Stock Options

The Company has a stock option plan which provides for the issuance of stock options to employees, which may expire as much as 10 years from the date of grant, at prices not less than the fair market value of the common shares on the date of grant. A total of 5,350,000 options has been authorized by the Company’s shareholders for issuance under the stock option plan.

The aggregate exercise price for employee options outstanding at December 31, 2006 was approximately $392,000 (2005 - $678,000).  The Management Resources and Compensation Committee of the Board of Directors reserves the right to determine the vesting periods to stock options granted.  The options expire between 2008 and 2011.

A summary of changes in the employee stock option plan for the two years ended December 31, 2006 is as follows:

	2006	2005	2006	2005
	Number of Options		Weighted Average Exercise Price
	(in thousands)
Opening balance	2,997	853	$0.23	$0.35
Granted	550	2,575	0.15	0.20
Exercised	-	-	-	-
Cancelled	(1,327)	(431)	0.28	0.28
Closing balance	2,220	2,997	$0.18	$0.23
Exercisable, end of year	1,827	1,498	$0.18	$0.27

On August 4, 2006, the Company granted 500,000 stock options to employees, officers and directors.  The options have an exercise price of $0.15 and expire on August 4, 2011.  The options are comprised of two categories: non-performance based options and performance based options.  The non-performance based options account for 460,000 of the options granted. These options vest quarterly over a six-quarter period commencing with the quarter ended September 30, 2006.  The remaining 40,000 performance-based options were granted to certain Company officers and will vest upon the achievement of specific Company performance objectives.  None of the performance-based options have vested as at December 31, 2006.

Northcore Technologies Inc.  2006 Annual Report F-23

Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(in Canadian dollars)

On June 21, 2006, the Company granted 50,000 stock options to certain employees of the Company.  The options have an exercise price of $0.15 and expire on June 21, 2011.  These options vest quarterly over a four-quarter period commencing with the quarter ended June 30, 2006.

On December 22, 2005, the Company granted 1,000,000 stock options to certain employees, officers and directors of the Company.  The options have an exercise price of $0.16 and expire on December 22, 2008.  The options are comprised of two categories: non-performance based options and performance based options.  The non-performance based options account for 500,000 of the options granted. Of these options, 400,000 vest quarterly over a four-quarter period and 100,000 vest quarterly over a six-quarter period. The remaining 500,000 performance-based options were granted to an officer and director of the Company and will vest upon the achievement of specific Company performance objectives.  Approximately 450,000 of these performance-based options have vested as at December 31, 2006.

On November 15, 2005, the Company granted 75,000 stock options to directors of the Company.  The options have an exercise price of $0.17 and expire on November 15, 2008.  The options vested on the date of grant.

On January 25, 2005, the Company granted 1,500,000 stock options to employees, officers and directors.  The options have an exercise price of $0.22 and expire on January 25, 2010.  The options are comprised of two categories: non-performance based options and performance based options.  The non-performance based options account for 1,361,000 of the options granted.  These options vest quarterly over a six-quarter period commencing with the quarter ended March 31, 2005.  The remaining 139,000 performance-based options were granted to certain Company officers and will vest upon the achievement of specific Company performance objectives.  None of these performance-based options have vested as at December 31, 2006.

A summary of the status of the Company’s outstanding options at December 31, 2006 is as follows:

Exercise Prices	Number of Options Outstanding (in thousands)	Remaining Contractual Life in years	Number of Options Exercisable (in thousands)
$ 0.15	550	4.6	321
$ 0.16	900	4.0	850
$ 0.17	75	1.9	75
$ 0.22	695	3.1	581
	2,220		1,827

The Company determined the fair value of employee stock option grants using the Cox-Rubinstein binomial valuation model with the following assumptions on a weighted average basis:

	2006	2005	2004
Dividend yield	-	-	-
Risk free interest rate	4.21%	3.86%	-
Volatility	87.27%	86.66%	-
Expected term, in years	5	4.07	-

The Company records a compensation expense for stock options granted to employees and directors based on the fair value method of accounting.  For the year ended December 31, 2006, the employee stock option expense was $137,000 (2005 - $105,000, 2004 - $27,000).  The weighted average grant date fair values of the options issued during the year was $0.11 (2005 - $0.16, 2004 - $nil)

Northcore Technologies Inc.  2006 Annual Report F-24

Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(in Canadian dollars)

14.	OTHER OPTIONS

During the year ended December 31, 2005, the Company issued 747,000 compensation options with a fair value of $193,000 relating to the issuance of Series I secured subordinated notes (See Note 8 (b)).  The options entitle the holder to purchase an equity unit at a purchase price of $0.15 per unit.  The options expire on September 12, 2010.  Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.20.  The share-purchase warrants expire on September 12, 2010.

During the year ended December 31, 2004, the Company issued 485,000 compensation options with a fair value of $59,000 relating to the issuance of Series G secured subordinated notes (See Note 8 (d)).  The options entitle the holder to purchase an equity unit at a purchase price of $0.31 per unit. The options expired unexercised on June 15, 2006.  Each equity unit consists of one common share and one half of a share-purchase warrant with an exercise price of $0.50.  The share-purchase warrants expire on June 15, 2008.

Also during the year ended December 31, 2004, the Company issued 150,000 compensation options with a fair value of $19,000 relating to the December private equity placement (See Note 10 (c)).  The options entitle the holder to purchase an equity unit at a purchase price of $0.20 per unit.  The options expired unexercised on December 6, 2006.  Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.35.  The share-purchase warrants expire on December 6, 2008.

15.	FINANCIAL INSTRUMENTS

Foreign Exchange Risk
The Company’s revenue from software licensing and related services and e-commerce enabling agreements is transacted in various currencies including the Canadian dollar, U.S. dollar, UK pound, and EURO.  Correspondingly, operating expenses related to these activities are transacted in the above-denoted currencies.  The Company does not use derivative instruments to manage exposure to foreign exchange fluctuations.  During the year ended December 31, 2006, the Company incurred foreign exchange losses in the amount of $8,000 (2005 - $11,000, 2004 - $24,000).

Interest Rate Risk
The Company has limited exposure to fluctuations in interest rates.  The Company does not use derivative instruments to reduce its exposure to interest rate risk.

Credit Risk
Credit risk arises from the potential that a customer will fail to meet its contractual obligations under a software licensing and related services agreement or an e-commerce enabling agreement.

In 2006, three customers accounted for 34 percent, 18 percent and 12 percent, respectively, (2005 - two customers accounted for 31 percent and 29 percent, respectively, 2004 - two customers accounted for 32 percent and 15 percent, respectively) of total revenues from continuing operations.  At December 31, 2006, one customer accounted for 64 percent of total accounts receivable from continuing operations.  At December 31, 2005, there were three customers that accounted for 27 percent, 24 percent and 21 percent, respectively, of total accounts receivable from continuing operations.

Fair Value
The fair value of monetary assets and liabilities approximates amounts at which they would be exchanged between knowledgeable and unrelated persons.  The amounts recorded in the consolidated financial statements approximate fair value, with the exception of the secured subordinated series G, H, I and J notes as it is not practical to determine the fair value of the notes as at December 31, 2006, considering that they are not publicly traded.

Northcore Technologies Inc.  2006 Annual Report F-25

Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(in Canadian dollars)

16.           COMMITMENTS AND CONTINGENCIES

(a)	Minimum payments under operating leases during the next five years and thereafter are as follows:

Year	Amount (in thousands)
2007	$178
2008	160
2009	128
2010	-
2011	-

(b)
The Company has entered into compensation arrangements with certain of its employees.  In the event of involuntary termination, the Company may be liable for potential payments totaling $127,000 to these employees.

(c)
The Company entered into a licensing agreement with NCR Corporation on April 29th, 2002.  The agreement provides the Company with access to specific technology patents over a seven year period for US $100,000 annually up to a cumulative maximum of US $5,000,000.

17.         CHANGES IN NON-CASH OPERATING WORKING CAPITAL

The following table sets forth the changes in non-cash operating working capital items resulting from the inflow (outflow) of cash in the year.

	2006	2005	2004
	(in thousands)
Accounts receivable	$130	$250	$178
Deposits and prepaid expenses	52	70	(83)
Accounts payable	(320)	380	48
Accrued liabilities	211	112	415
Deferred revenue	(23)	15	39
	$50	$827	$597

The following table summarizes the non-cash financing activities of the Company.

	2006	2005	2004
	(in thousands)
Issuance of common shares in settlement of interest payments (Note 10(d))	$84	$-	$-
Issuance of common shares in settlement of accounts payable (Note 10(c))	-	24	118
Issuance of common shares in return for prepaid services (Note 10(c))	-	-	82
Reduction in debt from conversion of secured subordinated notes (Note 8(k))	(447)	(226)	(830)
Reduction in conversion feature from conversion of secured subordinated notes (Note 8(k))	(845)	(146)	(550)
Issuance of compensation options relating to issuance of secured subordinated notes (Note 14)	-	(193)	(59)
Issuance of compensation options relating to equity private placement (Note 14)	-	-	19

Northcore Technologies Inc.  2006 Annual Report F-26

Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(in Canadian dollars)

18.	OTHER INCOME

The Company ceased its on-line retail activities in October 2000; however, during 2005, the Company received non-recurring proceeds of $42,000 related to on-line retail activities that had been carried out prior to October 2000.

19.       INVESTMENT IN JOINTLY CONTROLLED COMPANY

On September 23, 2003 the Company established a joint venture with the General Electric Capital Corporation, through its business division GE Commercial Finance, Capital Solutions (“GE Commercial Finance”), with each entity holding a 50 percent interest in the joint venture.  The joint venture operates under the name of GE Asset Manager, LLC.  The joint business venture develops and markets asset management technology to customers in a broad range of industries.  Upon the establishment of this joint venture, 1,000,000 share-purchase warrants issued by Northcore to GE vested.  The fair value of these warrants of $188,000, calculated at the vesting date, and was reflected on the consolidated balance sheets as an acquired agreement.  This acquired agreement was fully amortized as of December 2004.

The consolidated financial statements of the Company reflect the Company’s pro rata share of the joint venture’s assets, liabilities, and results of operations in accordance with the proportionate consolidation method of accounting.  The effect of proportionate consolidation of the joint venture on the Company’s consolidated financial statements is summarized as follows:

For the years ended December 31	2006	2005	2004
	(in thousands)
Consolidated Statements of Operations
Operating revenue	$72	$9	$-
Operating expenses	(3)	(1)	-
Net income	$69	$8	$-
Consolidated Balance Sheets
Current assets	$15	$35	$-
Current liabilities	(35)	(27)	-
Net investment	$(20)	$8	$-
Consolidated Statements of Cash Flows
Operating activities	$77	$35	$-
Financing activities	(97)	-	-
Net cash (outflow) inflow	$(20)	$35	$-

Northcore Technologies Inc.  2006 Annual Report F-27

Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(in Canadian dollars)

20.         CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles as applied in Canada, which conform in all material respects with generally accepted accounting principles in the United States, except as noted below.

(a)	Consolidated Financial Statements

Consolidated Balance Sheets
	2006	2005
	(in thousands)
Cash and marketable securities	$475	$73
Accounts receivable	154	284
Deposits and prepaid expense	63	115
Current assets from discontinued operations	-	1,114
Capital assets	80	45
Deferred charges	110	460
Long term assets from discontinued operations	-	56
Accounts payable and accrued liabilities	(1,075)	(1,285)
Due to related parties	-	(137)
Deferred revenue	(68)	(92)
Current portion of secured subordinated notes	(1,450)	(367)
Current liabilities from discontinued operations	-	(894)
Secured subordinated notes	(747)	(2,401)
Non-controlling interest	-	(3)
Shareholders’ deficiency	$2,458	$3,032

Consolidated Statements of Operations
	2006	2005	2004
	(in thousands, except per share amounts)
Net loss for the year as reported under Canadian GAAP	$(648)	$(3,501)	$(5,104)
Adjustments:
Accretion of interest on secured subordinated notes (Note 20 (d))	454	405	266
Amortization of deferred charges relating to secured subordinated notes under Canadian GAAP (Note 20 (d))	62	63	32
Amortization of deferred charges relating to secured subordinated notes under U.S. GAAP (Note 20 (d))	(350)	(148)	(81)
Amortization of beneficial conversion feature (Note 20 (d))	(698)	(117)	(126)
(Income) loss from discontinued operations (Note 4)	(2,122)	8	1,505
Net loss from continuing operations for the year as reported under U.S. GAAP	$(3,302)	$(3,290)	$(3,508)
Income (loss) from discontinued operations (Note 4)	2,122	(8)	(1,505)
Net loss for the year as reported under U.S. GAAP	(1,180)	(3,298)	(5,013)
Other comprehensive income (loss) (Note 20 (b))	(90)	(22)	6
Comprehensive loss as reported under U.S. GAAP	$(1,270)	$(3,320)	$(5,007)
Basic and diluted loss per share from continuing operations	$(0.04)	$(0.05)	$(0.08)
Basic and diluted net loss per share	$(0.01)	$(0.05)	$(0.08)

Northcore Technologies Inc.  2006 Annual Report F-28

Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(in Canadian dollars)

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

U.S. GAAP requires that the Company disclose marketable securities into one of three categories: held to maturity; available for sale; or trading.  As at December 31, 2006 and 2005, the marketable securities held were classified as follows:

	2006	2005
	(in thousands)
Available for sale	$-	$13

(d)	Financial Instruments with Liability and Equity Elements

Under Canadian GAAP, the secured subordinated notes (See Note 8) are recorded based upon the relative fair values of the liability and equity components of the instruments.  The liability component is accreted to the face value of the subordinated notes over the term to maturity until the underlying notes are converted into common shares.  Under U.S. GAAP, upon issuance, the secured subordinated notes would have been recorded as a liability and reclassified to equity only upon conversion.  Accordingly, the interest accretion of $454,000 (2005 - $405,000, 2004 - $266,000) that is recorded under Canadian GAAP is reversed under U.S. GAAP.

Additionally, under Canadian GAAP, the financing costs arising from the issuance of the convertible notes are allocated between the liability and equity components of the notes.  The financing costs associated with the liability component of the notes are deferred and amortized over the term of the underlying debt (See Note 6).  The financing costs associated with the equity component of the notes are charged to shareholders’ deficiency.  Under U.S. GAAP, all of the financing costs are deferred and amortized over the term of the underlying debt.  As a result, the 2006 amortization expense under U.S GAAP is $128,000 (2005 - $125,000, 2004 - $58,000) compared to an amortization expense of $62,000 (2005 - $63,000, 2004 - $32,000) under Canadian GAAP.  Furthermore, under Canadian GAAP, conversion of debt results in the allocation of any unamortized deferred financing charges associated with that debt to shareholders’ deficiency.  Under U.S. GAAP, such unamortized financing charges are expensed upon conversion of the associated debt.  Accordingly, under U.S. GAAP, an additional amount of $222,000 (2005 - $23,000, 2004 - $23,000), representing the unamortized financing charges associated with the conversion of the Series G and I notes (2005 - Series H notes, 2004 - Series F notes), is expensed.  The unamortized financing charges under Canadian GAAP, in the amount of $53,000 (2005 - $12,000, 2004 - $13,000), were allocated to contributed surplus upon the conversion of the Series G and I notes (2005 - Series H notes, 2004 - Series F notes).

Northcore Technologies Inc.  2006 Annual Report F-29

Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(in Canadian dollars)

Further, under U.S. GAAP, the beneficial conversion feature represented by the excess of the fair value of the shares issuable on conversion of the subordinated notes, measured on the commitment date, over the amount of the loan proceeds to be allocated to the common shares upon conversion would be allocated to additional paid in capital.  This results in a discount on the subordinated notes that is recognized as additional interest expense over the term of the subordinated notes and any unamortized balance is expensed immediately upon conversion of the subordinated notes.  Accordingly, for U.S. GAAP purposes, the Company has recognized a beneficial conversion feature in the amount of $220,000 relating to the Series J subordinated notes.  In 2005, the Company recognized beneficial conversion features of $664,000 relating to the Series I subordinated notes.  In 2004, the Company recognized beneficial conversion features of $20,000, $90,000 and $49,000 relating to Series F subordinated notes, Series G subordinated notes and Series H subordinated notes, respectively.  An interest expense of $698,000 (2005 - $117,000, 2004 - $126,000) results from the amortization of the discount over the term to maturity of those subordinated notes as well as the unamortized discount for those subordinated notes converted during the year.  Canadian GAAP does not require the recognition of any beneficial conversion feature.

(e)	Investment in Jointly Controlled Company

Canadian GAAP requires the proportionate consolidation of investments in joint ventures.  Proportionate consolidation is not permitted under U.S. GAAP; instead investments in joint ventures are accounted for in accordance with the equity basis of accounting.

Although the application of proportionate consolidation has no impact on the Company’s net loss or shareholders’ deficiency, it does increase the amounts reported for the Company’s current assets, current liabilities, revenue, expenses and cash flow from operations as compared to the amounts that would otherwise be reported under U.S. GAAP.  As allowed under the rules of the Securities and Exchange Commission, this difference has not been reflected in the table of certain consolidated balance sheet items presented above.

(f)	Additional Disclosures as Required in Accordance with U.S. GAAP

U.S. GAAP requires the disclosure of the allowance for doubtful accounts.  The accounts receivable balance reported on the consolidated balance sheet at December 31, 2006, includes an allowance for doubtful accounts in the amount of $nil (2005 - $59,000).

U.S. GAAP requires the disclosure of accrued liabilities that exceed five percent of current liabilities.  Included in accrued liabilities at December 31, 2006 are accrued interest payable of $574,000 (2005 - $363,000), accrued vacation pay of $nil (2005 - $293,000), and accrued audit fees of $95,000 (2005 - $140,000).

U.S. GAAP requires the disclosure of non-cash interest components incurred during the year.  In 2006, the Company incurred $698,000 (2005 - $117,000, 2004 - $126,000) in non-cash interest expense associated with secured subordinated notes.

Under U.S. GAAP, EITF 01-09 requires, in certain circumstances, that the warrants issued to customers be recorded as a reduction of revenue.  Accordingly, in 2006, depreciation and amortization and revenue were reduced by $nil (2005 - $nil, 2004 - $150,000) under U.S. GAAP.  During 2005, comparable guidance was issued in Canada, which is effective in 2006.

(g)	Impact of New Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment".  SFAS No. 123(R) requires employee stock options and rights to purchase shares under stock participation plans to be accounted for under the fair value method, and eliminates the ability to account for these instruments under the intrinsic value method prescribed by APB Opinion No. 25, as allowed under the original provisions of SFAS No. 123.  SFAS No. 123(R) requires the use of an option pricing model for estimating fair value, which is amortized to expense over the service periods.  The requirements of SFAS No. 123(R) are effective for the first fiscal year beginning after June 15, 2005. SFAS No. 123(R) allows for either prospective recognition of compensation expense or retrospective recognition, which may be back to the original issuance of SFAS No. 123.  The above standard did not have a significant impact on the financial position, results of operations or cash flows for the year ended December 31, 2006.

Northcore Technologies Inc.  2006 Annual Report F-30

Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(in Canadian dollars)

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS 109.  This interpretation prescribes the measurement and recognition criteria of a tax position taken or expected to be taken in a tax return.  This interpretation is effective for the Company beginning January 1, 2007.  The Company is currently assessing the impact of this standard.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements.  This new standard defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurements.  This new standard is effective for the Company beginning January 1, 2008.  The Company is currently assessing the impact of this standard.

In 2006 the Company adopted Staff Accounting Bulleting No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108").  SAB 108 clarifies the way that a company should evaluate identified unadjusted errors for materiality.  SAB 108 requires that the effect of misstatements that were not corrected at the end of the prior year be considered in quantifying misstatements in the current year financial statements.  Two techniques were identified as being used by companies in practice to accumulate and quantify misstatements - the "rollover" approach and the "iron curtain" approach.  The above standard did not have a significant impact on the financial position, results of operations, or cash flows for the year ended December 31, 2006.

21.	SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, that is, the design and delivery of software solutions for use by its customers.  The single reportable operating segment derives its revenues from the sale of software licenses and related services.  Sales for each regional segment are based on the location of 3rd party customer.

The Company operates in the following reportable geographic segments: North America and Ireland and the United Kingdom.   Information about the Company’s geographical net revenues and assets is set forth below:

Long Term Assets by	2006		2005
Geographic Regions:	Capital Assets	Other Assets	Capital Assets	Other Assets
			(Restated - note 4)
	(in thousands)
North America	$80	$41	$42	$156
Ireland and U.K.	-	-	3	-
Assets from discontinued operations (Note 4)	-	-	56	-
	$80	$41	$101	$156

Net Revenue by Geographic Regions:	2006	2005	2004
	(in thousands)
North America	$661	$657	$797
Ireland and U.K.	412	628	681
Revenue from discontinued operations (Note 4)	2,399	4,490	3,452
	$3,472	$5,775	$4,930

Northcore Technologies Inc.  2006 Annual Report F-31

Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(in Canadian dollars)

22.          SUBSEQUENT EVENT

The Series G secured subordinated notes with a face amount of approximately $1.6 million matured on June 15, 2007.  In connection with the refinancing of the Series G notes, on June 19, 2007 the Company announced the completion of the private placement issuance of the new Series K secured subordinated notes with a face amount of approximately $1.36 million, to existing holders of $1.36 million of the Series G secured subordinated notes.

In addition, the Company also completed a private placement issuance of approximately 2.99 million common shares, at $0.15 per share common share, to holders of $1.36 million of the Series G secured subordinated notes, in payment of the related accrued interest on $1.36 million of the Series G secured subordinated notes of $449,000.  This private placement received approval from the Company’s board of directors and conditional approval from the TSX, and closed by June 19, 2007.

The Series K notes were issued for a two year term with an annual interest rate of 11 percent and are convertible into common shares of the Company at a price of $0.12 per common share. Interest on the Series K notes is payable in common shares upon the earlier of quarter end, maturity or conversion of the notes. For the purposes of the interest calculation the share price shall be the greater of $0.15 and the volume weighted average trading price of the common shares over the 20 day trading period ending at the close of business on the day prior to the date on which the interest payment is due, reduced by the maximum percentage discount permitted by the Toronto Stock Exchange (“TSX”). At any time after the closing, the Series K notes, including any accrued interest thereon, will be automatically converted into common shares at the Conversion Price when the volume weighted average trading price of the common shares through its principal trading market for a 10 consecutive trading day period is $0.30 or more. The Series K notes private placement received approval from the Company’s board of directors and conditional approval of the TSX, and closed by June 19, 2007.

The Company is currently negotiating with the remaining Series G debt holder to undertake a similar transaction.  As a result, the Company continues to record the remaining $240,000 of the Series G secured subordinated notes and related accrued interest of approximately $79,000 as current liabilities.

Northcore Technologies Inc.  2006 Annual Report F-32