Form 20-F/A
period 2005-12-31
NORTHCORE TECHNOLOGIES INC.
filed 2007-08-22
CIK 1079171

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 20-F/A (Amendment No.1)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005 OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT of 1934 Date of event requiring this shell company report ........................

For the transition period from __________ to __________.

Commission File No. 001-14835

NORTHCORE TECHNOLOGIES INC. (FORMERLY ADB SYSTEMS INTERNATIONAL LTD.) (Exact name of Registrant as specified in its charter)

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

TABLE OF CONTENTS

EXPLANATORY NOTE	3

ITEM 18. FINANCIAL STATEMENTS - AUDITOR’S REPORT REGARDING THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004	4

SIGNATURES	5

EX-99.1 - CERTIFICATION	6

EX-99.2 - CERTIFICATION	7

EX-99.3 - CERTIFICATION	8

EX-99.4 - CERTIFICATION	9

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A speaks as of the filing date of the Annual Report on Form 20-F of Northcore Technologies Inc., formerly ADB Systems International Ltd. (the “Company”) for the fiscal year ended December 31, 2005, filed on June 29, 2006 with the Securities and Exchange Commission (“SEC”), except for the certifications, which speak as of the filing date of the Form 20-F/A. This Form 20-F/A is being filed solely to include the audit report of our predecessor auditor Deloitte and Touche LLP for the year ended December 31, 2004, which was originally filed by the Company in its Annual Report on Form 20-F for the fiscal year ended December 31, 2004 with the SEC on June 30, 2005. The text of the audit report set out on page 4 of this Form 20-F/A is to be added below the auditors report for the year ended December 31, 2005 appearing on page F-2 of the 2005 Annual Report on Form 20-F.

This Amendment is not intended to revise other information presented in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 as originally filed, which remains unchanged. This Amendment does not reflect events occurring after the filing of the original Form 20-F and does not modify or update the disclosure therein in any way other than as required to reflect the amendment discussed above.

Item 18. FINANCIAL STATEMENTS

AUDITOR’S REPORT REGARDING THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004

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

Independent Registered Chartered Accountants
Toronto, Ontario, Canada
March 6, 2005

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NORTHCORE TECHNOLOGIES INC.

	By:	/s/ Duncan Copeland
		Name:	Duncan Copeland
		Title:	Chief Executive Officer

Dated: August 20, 2007	By:	/s/ Tam Nguyen
		Name:	Tam Nguyen
		Title:	Corporate Controller

5