Form 20-F/A
period 2006-12-31
NORTHCORE TECHNOLOGIES INC.
filed 2007-08-22
CIK 1079171

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

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A speaks as of the filing date of the Annual Report on Form 20-F of Northcore Technologies Inc. (the “Company”) for the fiscal year ended December 31, 2006, filed on June 25, 2007 with the Securities and Exchange Commission (“SEC”), except for the certifications, which speak as of the filing date of the Form 20-F/A. This Form 20-F/A is being filed solely to include the audit report of our predecessor auditor Deloitte and Touche LLP for the year ended December 31, 2004, which was originally filed by Northcore in its Annual Report on Form 20-F for the fiscal year ended December 31, 2004 with the SEC on June 30, 2005. The text of the audit report set out on page 4 of this Form 20-F/A is to be added below the current auditors report for the year ended December 31, 2006 appearing on page F-2 of the Form 20-F.

This Amendment is not intended to revise other information presented in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 as originally filed, which remains unchanged. This Amendment does not reflect events occurring after the filing of the original Form 20-F and does not modify or update the disclosure therein in any way other than as required to reflect the amendment discussed above.

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