Form 20-F/A
period 2006-12-31
NORTHCORE TECHNOLOGIES INC.
filed 2007-10-05
CIK 1079171

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 20-F/A (Amendment No.2)

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

EXPLANATORY NOTE

This Amendment No. 2 on Form 20-F/A speaks as of the filing date of the Annual Report on Form 20-F of Northcore Technologies Inc. (the “Company”) for the fiscal year ended December 31, 2006, filed on June 25, 2007 with the Securities and Exchange Commission (“SEC”), except for the certifications, which speak as of the filing date of the Form 20-F/A. This Amendment No. 2 on Form 20-F/A replaces Amendment No. 1 on Form 20-F/A which was filed on August 22, 2007 and is being filed solely to reissue the audit report of our predecessor auditor Deloitte and Touche LLP for the year ended December 31, 2004, which has been revised to reflect that the Deloitte audit was conducted before the effects of the retrospective adjustments for the Company’s discontinued operations discussed in Note 4 to the consolidated balance sheet of the Company as at December 31, 2004, and the consolidated statements of operations, deficit and cash flows for the year then ended. The text of the reissued audit report set out on page 4 of this Form 20-F/A is to be added below the current auditors report for the year ended December 31, 2006 appearing on page F-2 of the Form 20-F.

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

Item 18. FINANCIAL STATEMENTS

AUDITOR’S REPORT REGARDING THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004

Report of Independent Registered Chartered Accountants
To the Shareholders of Northcore Technologies Inc.

We have audited, before the effects of the retrospective adjustments for the discontinued operations discussed in Note 4 to the consolidated financial statements, the consolidated balance sheet of Northcore Technologies Inc. (formerly ADB Systems International Ltd.) (the “Company”) as at December 31, 2004, and the consolidated statements of operations, deficit and cash flows for the year then ended (the 2004 consolidated financial statements before the effects of the retrospective adjustments discussed in Note 4 to the consolidated financial statements are not presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2004 consolidated financial statements, before the effects of the retrospective adjustments for the discontinued operations discussed in Note 4 to the consolidated financial statements, present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Ontario, Canada
March 6, 2005

Comments by Independent Registered Chartered Accountants
on Canada-United States Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 2 to the financial statements. Although we conducted our audit in accordance with Canadian generally accepted auditing standards and the Statements of the Public Company Accounting Oversight Board (United States), our report to the Shareholders dated March 6, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Ontario, Canada
March 6, 2005

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NORTHCORE TECHNOLOGIES INC.

	By:	/s/ Duncan Copeland
		Name:	Duncan Copeland
		Title:	Chief Executive Officer

Dated: October 5, 2007	By:	/s/ Tam Nguyen
		Name:	Tam Nguyen
		Title:	Corporate Controller

5