Form 20-F
period 2007-12-31
NORTHCORE TECHNOLOGIES INC.
filed 2008-03-24
CIK 1079171

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

❒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007
OR
❒	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
❒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT of 1934

Date of event requiring this shell company report: _______________________________ For the transition period from __________ to __________.
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
108,286,703 Common Shares as of December 31, 2007
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

Annual Report on Form 20-F for the Fiscal Year
Ended December 31, 2007

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

You can identify these statements when you see words such as "may", "expect", "anticipate", "estimate", "believe", "intend", and other similar expressions.  These forward-looking statements relate, among other items to:

•	our future capital needs;
•	future expectations as to profitability and operating results;
•	our ability to further develop business relationships and revenues;
•	our expectations about the markets for our products and services;
•	acceptance of our products and services;
•	competitive factors;
•	our ability to repay debt;
•	our ability to maintain operating expenses;
•	our ability to attract and retain employees;
•	new products and technological changes;
•	our ability to develop appropriate strategic alliances;
•	protection of our proprietary technology;
•	our ability to acquire complementary products or businesses and integrate them into our business;
•	our ability to increase revenue from existing products and services;
•	our ability to expand the scope of our product offering; and
•	geographic expansion of our business.

We have based these forward-looking statements largely on our current plans and expectations.  Forward-looking statements are subject to risks and uncertainties, some of which are beyond our control.  Our actual results could differ materially from those described in our forward-looking statements as a result of the factors described in the “Risk Factors” included elsewhere in this Annual Report, including, among others:

•	the timing of our future capital needs and our ability to raise additional capital when needed;
•	our ability to repay our debt to lenders;
•	increasingly longer sales cycles;
•	potential fluctuations in our financial results and our difficulties in forecasting;
•	volatility of the stock markets and fluctuations in the market price of our stock;
•	the ability to buy and sell our shares on the Over the Counter Bulletin Board;
•	our ability to compete with other companies in our industry;
•	our dependence upon a limited number of customer;
•	our ability to retain and attract key personnel;
•	risk of significant delays in product development;
•	failure to timely develop or license new technologies;

•	failure to timely develop or license new technologies;
•	risks relating to any requirement to correct or delay the release of products due to software bugs or errors;
•	risk of system failure or interruption;
•	risks associated with any further dramatic expansions and retractions in the future;
•	risks associated with international operations;
•	problems which may arise in connection with the acquisition or integration of new businesses, products, services, technologies or other strategic relationships;
•	risks associated with protecting our intellectual property, and potentially infringing the intellectual property rights of others;
•	fluctuations in currency exchanges;
•	risks to holders of our common shares following any issuance of our preferred shares; and
•	the ability to enforce legal claims against us or our officers or directors.

We do not have, and do not undertake, any obligation to publicly update or revise any forward-looking statements contained in this Annual Report, whether as a result of new information, future events or otherwise.  Because of these risks and uncertainties, the forward-looking statements and circumstances discussed in this Annual Report might not transpire.

Trademarks or trade names which we own and are used in this Annual Report include: DYN@MIC BUYER™ and DYN@MIC SELLER™. Each trademark, trade name, or service mark of any other company appearing in this Annual Report belongs to its holder.

TABLE OF CONTENTS

PART I		6
	ITEM 1- IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	6
	ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE	6
	ITEM 3- KEY INFORMATION	6
	A. Selected Financial Data	6
	B. Capitalization and Indebtedness	8
	C. Reasons For The Offer And Use Of Proceeds	8
	D. Risk Factors	8
	ITEM 4 - INFORMATION ON THE COMPANY	15
	A. History and Development of the Company	15
	B. Business Overview	19
	C. Organizational Structure	29
	D. Property, Plant and Equipment	29
	ITEM 4A - UNRESOLVED STAFF COMMENTS	29
	ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	29
	A. Operating Results	31
	B. Liquidity and Capital Resources	39
	C. Customer Service and Technology	42
	D. Trend Information	42
	E. Off-Balance Sheet Arrangements	42
	F. Tabular Disclosure of Contractual Obligations	42
	ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	43
	A. Directors And Senior Management	43
	B. Compensation	45
	C. Board Practices	46
	C.1. Audit Committee Information	47
	D. Employees	48
	E. Share Ownership	49
	ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	50
	A. Major Shareholders	50
	B. Related Party Transactions	50
	ITEM 8 - FINANCIAL INFORMATION	52
	ITEM 9 - THE OFFER AND LISTING	52

	ITEM 10 - ADDITIONAL INFORMATION	55
	A. Share Capital	55
	B. Memorandum and Articles of Association	55
	C. Material Contracts	58
	D. Exchange Controls	58
	E. Taxation	58
	F. Dividends and Paying Agents	64
	G. Statements by Experts	64
	H. Documents on Display	64
	I. Subsidiary Information	64
	ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	64
	ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	65
PART II		65
	ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	65
	ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	65
	ITEM 15 - CONTROLS AND PROCEDURES	65
	ITEM 16 [RESERVED]	66
	ITEM 16	66
	A. Audit Committee Financial Expert	66
	B. Code of Ethics	66
	C. Principal Accountant Fees and Services	67
	D. Exemptions from the Listing Standards For Audit Committees	67
	E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	67
PART III		67
	ITEM 17- FINANCIAL STATEMENTS	67
	ITEM 18 - FINANCIAL STATEMENTS	67
	ITEM 19 - EXHIBITS	67

Unless otherwise indicated, all references in this Annual Report to “dollars” or “$” are references to Canadian dollars.  Our financial statements are expressed in Canadian dollars.  Except as otherwise noted, certain financial information presented in this Annual Report has been translated from Canadian dollars to U.S. dollars at an exchange rate of Cdn$0.9881 to US$1.00 (or US$1.0120 to Cdn 1.00), the noon buying rate in New York City on December 31, 2007 for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.  These translations are not intended to suggest that Canadian dollars have been or could be converted into U.S. dollars at that or any other rate.

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The selected financial data set forth below should be read in conjunction with, and is qualified by reference to, our consolidated financial statements and the related notes, and the section "Operating and Financial Review and Prospects" included elsewhere in this Annual Report.  The consolidated statement of operations data for the years ended December 31, 2007, 2006, and 2005 and consolidated balance sheet data as of December 31, 2007 and 2006, as set forth below, are derived from our audited consolidated financial statements and the related notes included elsewhere in this Annual Report.  The consolidated statement of operations data for the years ended December 31, 2004 and 2003 and the consolidated balance sheet data as at December 31, 2005, 2004, and 2003 have been derived from our audited consolidated financial statements for those years, as adjusted for discontinued operations related to the disposition of the Company’s Norwegian subsidiary ADB Systemer AS in June 2006, which are not included in this Annual Report.

We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in Canada, which differ in certain respects from accounting principles generally accepted in the United States.  However, as applied to us, for all fiscal periods for which financial data is presented in this Annual Report, Canadian GAAP and U.S. GAAP were substantially identical in all material respects, except as disclosed in Note 21 of our consolidated financial statements.

Historical results are not necessarily indicative of results to be expected for any future period.

Statement of Operations Data:	Year Ended December 31,(3)
	2007 (Cdn$)	2006 (Cdn$)	2005 (Cdn$)	2004 (Cdn$)	2003 (Cdn$)
	(in thousands except for per share data)

Revenue	1,166	1,073	1,285	1,478	2,456
Operating expenses:
General and administrative	1,703	1,790	2,559	3,043	3,208
Customer service and technology	762	664	839	854	831
Sales and marketing	276	377	505	561	737
Employee stock options	94	137	105	27	135
Depreciation and amortization	39	92	95	149	634
Interest expense	604	783	717	443	286
Total expenses	3,478	3,843	4,778	5,077	5,831
Loss from continuing operations	(2,312)	(2,770)	(3,493)	(3,599)	(3,375)
Net Loss	(2,312)	(648)	(3,501)	(5,104)	(2,815)
Loss per common share (1)	(0.02)	(0.01)	(0.05)	(0.08)	(0.05)

Weighted average number of common shares	93,094	79,933	72,904	61,938	54,324

Balance Sheet Data: (2)	As at December 31,
	2007 (Cdn$)	2006 (Cdn$)	2005 (Cdn$)	2004 (Cdn$)	2003 (Cdn$)
	(in thousands)

Working capital	(372)	(2,132)	(1,164)	381	486
Total assets	687	813	1,843	2,493	3,211
Shareholders’ (deficiency) equity	(1,600)	(2,255)	(2,710)	(1,009)	1,026

(1)	For each fiscal year, the Company excluded the effect of all convertible debt, stock options and share-purchase warrants, as their impact would have been anti-dilutive.
(2)	The Company has not paid dividends since its formation.
(3)
The statement of operations data for the years ended December 31, 2005, 2004 and 2003 have been restated to reflect the impact of the classification of the Company’s Norwegian subsidiary, ADB Systemer AS, as discontinued operations as a result of the disposition in June 2006.  The figures for 2003 are unaudited.

EXCHANGE RATES

The following tables set forth, for the periods indicated, certain exchange rates based on the noon buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York.  Such rates are the number of U.S. dollars per one Canadian dollar and are the inverse of the rates quoted by the Federal Reserve Board of New York for Canadian Dollars per U.S. $1.00.  On March 19, 2008, the exchange rate was US$1.00 = Cdn$1.0027.

	Year Ended December 31,
Rate	2007	2006	2005	2004	2003

Average during year (1)	0.9419	0.8844	0.8254	0.7702	0.7205

(1) The average rate is the average of the exchange rates on the last day of each month during the year.

Month	High during month	Low during month

September 2007	1.0041	0.9482
October 2007	1.0531	0.9998
November 2007	1.0908	0.9993
December 2007	1.0221	0.9789
January 2008	1.0096	0.9714
February 2008	1.0291	0.9815

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS.

Not applicable.

D.	RISK FACTORS

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

We have not yet realized profitable operations and have relied on non-operational sources of financing to fund our operations.  Since we began our operations, we have been funded primarily through the sale of securities to investors in a series of private placements, convertible debt instruments, sales of equity to, and investments from, strategic partners, gains from investments, option exercises, a rights offering and, to a limited extent, through cash flow from operations.  While our Company’s financial statements for the year-ended December 31, 2007, have been prepared on the basis of accounting principles applicable to a going concern, certain adverse conditions and events cast substantial doubt upon the validity of this assumption. We have not yet realized profitable operations and have relied on non-operational sources of financing to fund operations.  Our ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2007.  Management’s 2008 business plan includes an increase in revenue and operating cash flow primarily from major new contracts in North America. We cannot provide assurance that we will be able to execute on our business plan or assure that efforts to raise additional financings would be successful.

Management believes that continued existence beyond 2007 is dependent on its ability to increase revenue from existing products, and to expand the scope of its product offering which entails a combination of internally developed software and partnerships with third parties.  As of December 31, 2007, we had cash on hand and cash equivalents of approximately $478,000.

We do not have any committed sources of additional financing at this time and we are uncertain whether additional funding will be available when we need it on terms that will be acceptable to us or at all. If we are not able to obtain financing when we need it, we would be unable to carry out our business plan and would have to significantly curtail or cease our operations. We have included in Note 2 to our financial statements for the year ended December 31, 2007, a discussion about our ability to continue as a going concern. Potential sources of financing include strategic relationships, public or private sales of our shares, debt, convertible securities or other arrangements. If we raise funds by selling additional shares, including common shares or other securities convertible into common shares, the ownership interests of our existing shareholders will be diluted.  If we raise funds by selling preferred shares, such shares may carry more voting rights, higher dividend payments or more favorable rights upon distribution than those for the common shares.  If we incur debt, the holders of such debt may be granted security interests in our assets.  Because of our potential long-term capital requirements, we may seek to access the public or private equity or debt markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time. The auditors’ report on our 2007 consolidated financial statements includes additional comments that refer to this uncertainty with respect to our ability to continue as a going concern. If we fail to obtain financing when we need it, it would have a material adverse effect on our business, financial condition, cash flows and results of operations.

WE ARE NOT PROFITABLE AND WE MAY NEVER BECOME PROFITABLE.

We have accumulated net losses of approximately $111 million as of December 31, 2007.  For the year ended December 31, 2007 our net loss was $2.312 million.   We have never been profitable and expect to continue to incur losses for the foreseeable future.  We cannot assure you that we will earn profits or generate positive cash flows from operations in the future.

OUR ABILITY TO REPAY OUR DEBT TO LENDERS

We have not yet realized profitable operations and have relied on non-operational sources of financing to fund our operations. We have been funded primarily through the sale of securities to investors in a series of private placements, which have included a series of convertible debt instruments. As these debt instruments become due we cannot provide assurance that we will have the funds on hand to repay lenders. We may need to renegotiate or restructure certain debt arrangements, as they become due in order to maintain operations.

THE LIMITED OPERATING HISTORY OF OUR JOINT VENTURE WITH GE COMMERCIAL FINANCE MAKES EVALUATING OUR BUSINESS DIFFICULT.

In December 2003 we formed the joint venture, GE Asset Manager, LLC with the General Electric Capital Corporation, through its business division GE Commercial Finance, Capital Solutions (“GE” or “GE Commercial Finance”). Growing this business venture has required us to shift focus from a broad spectrum of customers to focusing on a small number of large clients.  By further investing in our relationship with GE Commercial Finance, we are increasing our business risk by becoming substantially dependent on the business generated by the joint venture.

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

THE ABILITY TO BUY OR SELL OUR COMMON SHARES ON THE OTCBB MAY BE LIMITED.

Our common shares trade on the OTCBB.  The OTCBB is generally considered to be a less efficient market than the Nasdaq National Market or the Nasdaq SmallCap Market on which our shares previously traded.  As a result, the ability to buy or sell our common shares on the OTCBB may be limited.  In addition, since our shares are no longer listed on the Nasdaq National Market or Nasdaq SmallCap Market, our shares may be subject to the “penny stock” regulations described below.  De-listing from the Nasdaq National Market and the Nasdaq SmallCap Market does not affect the listing of our common shares on The Toronto Stock Exchange.

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

THE MARKETS IN WHICH WE OPERATE ARE HIGHLY COMPETITIVE.

The market for asset lifecycle management solutions is rapidly evolving and intensely competitive.  We face significant competition in each segment of our business (asset sourcing, procurement, asset management and asset disposition).  We expect that competition will further intensify as larger existing companies expand their product lines and industry consolidation accelerates.

Many of our competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we.   We cannot be certain that we will be able to compete with them effectively. If we fail to do so, it would have a material adverse effect on our business, financial condition, cash flows and results of operations.

WE DEPEND HEAVILY ON A NUMBER OF CUSTOMERS, AND IF WE LOSE ANY OF THEM OR THEY REDUCE THEIR BUSINESS WITH US, WE WOULD LOSE A SUBSTANTIAL PORTION OF OUR REVENTUES.

In 2007, two customers accounted for 69 percent and 10 percent, respectively, (2006 - three customers accounted for 34 percent, 18 percent and 12 percent, respectively) of total revenues from continuing operations.  If our relationships with any of these customers is severed or meaningfully altered, we would experience a significant decline in our performance, particularly through reduced revenues, which would have a material adverse effect on our business, financial condition, cash flows and results of operations.

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

We may be required to make substantial expenditures to accomplish the foregoing or to modify or adapt our services or infrastructure. If we are unable to do so, it would have a material adverse effect on our business, financial condition, cash flows and results of operations.

OUR BUSINESS COULD BE SUBSTANTIALLY HARMED IF WE HAVE TO CORRECT OR DELAY THE RELEASE OF PRODUCTS DUE TO SOFTWARE BUGS OR ERRORS.

We sell complex software applications and services.  Our applications may contain undetected errors or bugs when first introduced or as new versions are released.  Our software products may also contain undetected viruses.  Further, software we license from third parties and incorporate into our products may contain errors, bugs or viruses.  Errors, bugs and viruses may result in any of the following:

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

We host certain websites and applications for our customers.  Our systems are vulnerable to a number of factors that may cause interruptions in our ability to enable or host solutions for third parties, including, among others:

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

SALES TO CUSTOMERS OUTSIDE CANADA ACCOUNT FOR A SIGNIFICANT PORTION OF OUR REVENUE, WHICH EXPOSES US TO CERTAIN RISKS.

While we currently operate out of Canada, many of our customers are based outside of Canada. There are risks inherent in doing business outside Canada, including:

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

WE ARE SUBJECT TO RISKS ASSOCIATED WITH EXCHANGE RATE FLUCTUATIONS.

The Company’s revenue from software licensing and related services and application hosting and development enabling agreements is transacted in various currencies including the Canadian dollar, U.S. dollar, UK pound and EURO. Correspondingly, operating expenses related to these activities are transacted in the above-denoted currencies.  The Company does not use derivative instruments to manage exposure to foreign exchange fluctuations. Fluctuations in the exchange rates of these currencies or the exchange rate of other currencies against the Canadian dollar could have a material adverse effect on our business, financial condition, cash flows and results of operations.

OUR PREFERRED SHARES COULD PREVENT OR DELAY A TAKEOVER THAT SOME OR A MAJORITY OF SHAREHOLDERS CONSIDER FAVORABLE.

Our Board of Directors, without any further vote of our shareholders, may issue preferred shares and determine the price, preferences, rights and restrictions of those shares.  The rights of the holders of common shares will be subject to, and may be adversely affected by, the rights of the holders of any series of preferred shares that may be issued in the future.  That means, for example, that we can issue preferred shares with more voting rights, higher dividend payments or more favorable rights upon distribution than those for our common shares.  If we issue certain types of preferred shares in the future, it may also be more difficult for a third party to acquire a majority of our outstanding voting shares and such issuance may, in certain circumstances, deter or delay mergers, tender offers or other possible transactions that may be favored by some or a majority of our shareholders.

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

 On August 20, 2002, a new Ontario company was formed called ADB Systems International Ltd. (“ADB Ltd.”), which was incorporated by certificate and Articles of Incorporation. Pursuant to a plan of arrangement approved by the shareholders of ADB Inc. on October 22, 2002 and by the Ontario Superior Court of Justice on October 24, 2002 (the “Arrangement”) the shareholders of ADB Inc. exchanged their shares of ADB Inc. for shares of ADB Ltd., as the Company was then known, on a one-for-one basis on October 31, 2002. As a result of the Arrangement, the business of ADB Inc., including all assets and liabilities of ADB Inc. (other than those related to retail activities, which remained with ADB Inc.), was transferred to the Company in the form of a return of capital. The name of ADB Inc. was subsequently changed to Bid.Com International Ltd. and on June 30, 2003, the Company exercised its option to transfer to The Brick all of the issued shares of Bid.Com International Ltd. (formerly ADB Inc.) in satisfaction of the outstanding principal amount and accrued interest on the loan then owing to The Brick.

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

MAJOR DEVELOPMENTS

Significant product and business developments over the last three fiscal years have been as follows:

Fiscal 2007

Northcore completed a number of customer and operational activities throughout the course of 2007.  These activities were designed to accelerate revenue opportunities, solidify our financial position, and strengthen our abilities to work with our customers and partners.

Operations
Of note, Northcore:

•	Announced a management change, naming Duncan Copeland as Chief Executive Officer and James Moskos as Chief Operating Officer. The management change took effect July 12, 2007.

•	Generated gross proceeds of $1.65 million through a rights offering to eligible shareholders.

•
Completed a private placement, issuing a new Series K subordinated notes with a face amount of $1.36 million to existing holders of Series G Notes.   In addition, Northcore completed a private placement issuance of 2.99 million common shares in consideration of the $449,000 Series G accrued interest debt.

•
Refinanced the Series H subordinated notes with a principal balance of $170,000 and accrued interest of $60,000.  The Company entered into an agreement with debt holders in December 2007 to repay the accrued interest of $60,000 in cash in January 2008 and the principal of $170,000 over a two year term at an interest rate of 11 percent, in blended interest and principal quarterly payments of $24,000.

Customer Activities
Northcore devoted considerable effort in 2007 to growing our customer base and building long-term relationships with existing clients.  Our customers take advantage of Northcore’s suite of asset management software solutions and custom applications to introduce process improvements and reduce operational costs.  Through these efforts, Northcore:

•	Renewed a three-year application hosting agreement with GE Commercial Finance to provide web-based capabilities for asset disposition, asset tracking and asset appraisal.

•
Extended the terms of its technology and services agreements with the School Board of Broward County, the State of Tennessee Department of General Services, and Newfoundland and Labrador Housing Corporation. The customers use Northcore’s technology and services to manage their maintenance activities.

•
A key thrust of our activities in 2007 focused on increasing our revenue stream from the provision of technology-based services to our customers, such as The Brick.  These services allow Northcore to extend our relationships and provide a point of differentiation for the Company. In particular, these services center on the development of applications customized specifically for the needs of our customers.

•
The most prominent achievement related to our services delivery strategy was the signing of a master professional services agreement with a leading Fortune 500 customer.  This agreement, which already resulted in a number of revenue-generating projects, is designed to streamline the process by which Northcore delivers future technology and application development services to all of the customer’s businesses.

Joint Venture with GE Commercial Finance
•
Throughout 2007, Northcore devoted considerable effort in support of GE Asset Manager, LLC, our joint venture with GE Commercial Finance.  In particular, we launched a web-based sales platform to remarket off-lease and pre-owned equipment for the Toro Company. This private-branded sales platform, accessible via www.toroused.com, takes advantage of Northcore’s asset disposition and technology hosting capabilities.

•
Working with GE, we also delivered asset disposition capabilities to a number of organizations looking to maximize the yield for their surplus assets.  These customer organizations, such as the Fastenal Company and Arthur Machinery, represent several industry verticals including, transportation, construction materials and manufacturing equipment.

•
Throughout the year, we also continued to support a number of existing joint venture customers, such as Kraft Foods and GE Infrastructure.  Both organizations expanded their use of Asset Tracker, our web-based application for asset management.

Fiscal 2006

•
Northcore successfully completed a number of operational and customer activities in 2006.  The most significant of which included the sale of our Norway business unit and renaming the Company to Northcore Technologies Inc., both of which received shareholder approval, and concentrating our sales and marketing efforts in North America.  These developments, underscore our strategic direction for 2007 and beyond.

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

Joint Venture with GE Commercial Finance

•
In 2006, Northcore continued to devote significant attention to the rollout of GE Asset Manager, LLC, and our joint venture effort with GE Commercial Finance.  Northcore’s joint venture efforts have generated a number of positive results to date.  Through the joint venture, Northcore has strengthened its relationship with GE, delivered new web-based asset management capabilities, expanded new relationships with customers such as Kraft Foods Inc., the Toro Company and Fastenal Company. These activities provide a basis for continued growth in the near and long-term.

Fiscal 2005

•
Throughout 2005, the Company expanded existing customer relationships while making efforts to add new customer organizations.  Cross selling of ancillary software and services within established customer relationships continued and the Company was able to expand its working relationship with National Health Service (UK), Paramount (Canada), and GE Commercial Finance(US), among others.  New customers included Mesta AS (Norway), Star Energy  (UK) and Trilogy (Canada).

•
In North America, the Company continued to focus on the expansion of activities related to GE’s Asset Manager, LLC, (GEAM) the joint venture co-owned by the Company and GE Commercial Finance.  Incrementally through the year, software was refined in order to expand GEAM’s array of offerings to its clients and sales efforts broadened to include the appraisal industry, a commercial segment vital to the valuation and financing of assets.  In this area, the joint venture successfully established a co-operation agreement with the North American Auctioneers Association (“NAA”) for the provision of appraisal services online.

•
The Company undertook a number of software development initiatives in 2005 to ensure continued technology leadership.  The most substantial single project involved the re-architecture of certain WorkMate and ProcureMate elements, which resulted in enhanced functionality for a number of customers.

Joint Venture with GE Commercial Finance

On December 31, 2003 ADB Systems USA, Inc. (“ADB USA”), a wholly owned subsidiary of the Company, entered into an Amended and Restated Operating Agreement (the “Operating Agreement”) with General Electric Capital Corporation through its business division GE Commercial Finance, Capital Solutions (“GE” or “GE Commercial Finance”).  This agreement was entered into in connection with the establishment of GE Asset Manager, LLC, a joint business venture in which both GE Commercial Finance and ADB USA hold a 50 percent interest.  Pursuant to this business venture, GE Commercial Finance and ADB USA also entered into the following agreements that are included as exhibits to the Operating Agreement:  ADB License Agreement, ADB Services Agreement, GE License Agreement and GE Service Agreement. GE Asset Manager, LLC, which carries on business under the name GE Commercial Finance Asset Manager (“GE’s Asset Manager” or “Asset Manager”), is an integrated, web-based business enabling mid- and large-size organizations to reduce operating costs by simplifying and consolidating their asset management programs. GE’s Asset Manager features all-in-one capabilities designed for sourcing of new equipment, tracking and reallocation of existing assets, automated appraisal management and disposition of surplus equipment.

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

For a description of principal capital expenditures and divestitures, see Item 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS - REALIZED GAINS AND LOSSES ON MARKETABLE SECURITIES AND STRATEGIC INVESTMENTS and CAPITAL ASSETS.  As of February 27, 2008 we do not have any significant current capital divestitures or any current capital expenditures.

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

Our current customers include GE Commercial Finance, Newfoundland and Labrador Housing Corporation, Paramount Resources, Trilogy Energy Trust, The School Board of Broward County and The State of Tennessee Department of General Services.

Through our wholly owned subsidiary, ADB Systems USA, Inc., Northcore owns a 50 percent interest in GE Asset Manager, LLC a joint business venture launched with GE Commercial Finance which operates under the name GE Commercial Finance Asset Manager (“GE’s Asset Manager” or “Asset Manager”) (see Part I - Item 4.A - “Joint Venture with GE Commercial Finance”). GE's Asset Manager offers a suite of integrated, web-based solutions that are designed to help organizations gain greater control of their capital assets and implement new process efficiencies to their operational activities enabling our customers to:

•	Automate sourcing and tendering processes;
•	Track and re-deploy assets more effectively;
•	Automate equipment appraisals; and
•	Efficiently market and sell surplus equipment.

INDUSTRY BACKGROUND AND OVERVIEW

Asset management applications have existed for more than thirty years, initially through computerized maintenance management systems (CMMS), and more recently including more comprehensive and robust enterprise asset management (EAM) and enterprise resource planning (ERP) solutions.  These early systems automated daily management of assets, while more recent ERP solutions consolidated basic asset information with financial information at the corporate level. Asset Management applications, as provided by Northcore, encompass elements of both approaches, and are increasingly delivered via web-based or hosted systems.

Current asset management systems provide a number of capabilities including maintenance scheduling, materials management, electronic procurement, and asset tracking. In essence, asset management activities have evolved to integrate all aspects of an asset’s lifecycle.

There are a number of industry trends driving the demand for asset management capabilities, including the need to:

•	Improve the utilization of assets;
•	Comply with industry standards and requirement such as, Sarbanes-Oxley financial requirements;
•	Reduce operating expenses and improve bottom-line performance; and
•	Introduce new operational efficiencies.

PRODUCTS AND SERVICES

The Company offers solutions to manage all aspects of the asset lifecycle - sourcing/procurement, maintenance, materials management and disposition.  Below is a detailed description of our offerings:

Dyn@mic Buyer (TM) - An on-line sourcing solution, Dyn@mic Buyer automates tendering activities, and can be used to improve the decision-making process involved in the sourcing of goods by providing automated analysis and selection among competing supplier bids, based on a variety of pre-determined factors.

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

Dyn@mic Buyer is delivered to our customers via a hosted model. Fees for Dyn@mic Buyer are determined on an annual basis, depending on the number of sourcing events identified by customers. Service fees are charged separately for implementation, systems integration, training and other consulting activities. Dyn@mic Buyer can be bundled with our procurement solutions or used separately depending on customer requirements.  Current  users of Dyn@mic Buyer include the National Health Service (UK) and Vesta Insurance.

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

ProcureMate is licensed to customers and license fees for ProcureMate are based on the number of users named by the customer.  Service fees are charged separately for implementation, systems integration, training and other consulting activities.  ProcureMate can be bundled with our other on-line purchasing solutions or used separately depending on customer requirements.  Existing ProcureMate users include National Health Service (UK), Vesta Insurance, Vinmonopolet, Norway’s government-run retailer of wine and spirits and Hordaland HFK County, a large local government entity in Norway.

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

Dyn@mic Seller (TM) - An on-line sales solution designed to help our customers with the disposition of surplus assets and equipment.  Dyn@mic Seller integrates multiple pricing methods, such as fixed priced, top bid (auction), Dutch (declining price) and hybrids, through private-labeled websites. Dyn@mic Seller is delivered through a hosted model.

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

Our customers pay monthly hosting fees for use of Dyn@mic Seller and typically also enter into a revenue sharing arrangement with us.  Service fees for implementation, systems integration, training and other consulting activities are charged separately.  Current customers of Dyn@mic Seller include GE Commercial Finance.

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

Application Development. A growing number of our customers have engaged us to develop web-based applications that support their unique asset management requirements. Typically, these application development projects become the proprietary technology of our customers and are not resold by us. We charge customers based on hourly service rates or through a fixed price format.

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

Hosting. We also provide technology hosting services to our customers. Through these services, customers gain access to Northcore's applications via the Internet through dedicated, secure websites.  Our hosting services enable customers to accelerate the deployment of technology initiatives while limiting investments in systems configuration and new hardware infrastructure.

GE’s Asset Manager

GE's Asset Manager is a joint venture between GE Commercial Finance and Northcore Technologies Inc. that combines GE’s equipment financing and asset management expertise together with our experience in providing mission critical technology solutions for asset lifecycle management.

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

Assets no longer required or deemed surplus can be earmarked for disposition through traditional or on-line sales methods, such as Asset Seller (described below).

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

Asset Seller

Asset Seller facilitates instant and global access to a buying community by presenting surplus equipment or inventory on geasset.com, GE's equipment re-marketing website. Asset Seller is a proven take-to-market solution that will connect a company's equipment to a global community of qualified organizational buyers using multiple sales platforms, all developed to help maximize asset recovery value and improve cycle time.

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

GE Commercial Finance - Backed by more than 65 years of operating experience, a AAA credit rating, and the vast resources of its parent, General Electric Company, GE Capital offers a wide range of value-added financial products and services through a network of 28 specialized businesses in five core niches: Equipment Management, Customer Services, Specialized Financing, Mid-Market Financing and Specialty Insurance.

BUSINESS CYCLES

As many of the customers of the Company and GE Asset Manager are large, multinational organizations or quasi-governmental entities, we may experience increasingly longer sales and collection cycles. Additional information on business cycle risks are set out in Item 3.D. of this Annual Report under the heading Risk Factors.

For additional information regarding business cycles, see Part I - Item 5 under the heading “OPERATING AND FINANCIAL REVIEW AND PROSPECTS - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS”.

STRATEGY

Our business strategy is to expand our customer base, particularly in the financial services, manufacturing, public, and oil and gas sectors, through superior software functionality and through the industry expertise of our employees.  In particular, our strategy is comprised of the following key components:

Expand joint venture with GE and increase our customer base.

Since the launch of GE’s Asset Manager, we have focused our efforts on increasing the number of joint venture customers and enhancing our portfolio of asset management technology. This focus will be a cornerstone of our efforts in 2008.

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

For information regarding the regional market segments in which the Company competes, see Note 22 to the Consolidated Financial Statements for the year ended December 31, 2007 included in this Annual Report.

The Company operates in a single reportable operating segment, that is, the design and delivery of software solutions for use by its customers.  The single reportable operating segment derives its revenues from the sale of software licenses and related services.  Sales for each regional segment are based on the location of third party customers.

Net Revenue by Geographic Regions:	2007	2006	2005
	(in thousands)
North America	$ 1,050	$ 661	$ 657
Ireland and U.K.	116	412	628
Revenue from discontinued operations	-	2,399	4,490
	$ 1,166	$ 3,472	$ 5,775

SALES AND MARKETING

We market our solutions primarily through our direct sales force. Our sales organization is regional with personnel located in our principal offices in Toronto (Canada).

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

Our software development and technology expenditures were approximately $762,000 for the year ended December 31, 2007,  $664,000 for the year ended December 31, 2006 and $839,000 for the year ended December 31, 2005, including salaries and related expenses of our personnel engaged in research and development.

Our software development and technology activities in 2007 included the ongoing development of new applications framework implemented in Microsoft.Net. The new framework will be used as the foundation of all future Web based products. There was also a substantial amount of time devoted to the extension of our integration tool set, which allows us to connect our core product suite to pre-existing customer owned third party applications.

CUSTOMER CONCENTRATION

The majority of our revenue is generated by a small number of customers as discussed above in Item 3-D Risk Factors - WE DEPEND HEAVILY ON A LIMITED NUMBER OF CUSTOMERS, AND IF WE LOSE ANY OF THEM OR THEY REDUCE THEIR BUSINESS WITH US, WE WOULD LOSE A SUBSTANTIAL PORTION OF OUR REVENUES. See also Item 5-D under the heading Credit Risk.

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

 Although we offer a broad range of asset lifecycle management solutions, we face significant competition in each of the component product areas from the following companies:

•	Sourcing - Ariba, Inc., Emptoris, Inc., Moai, and SAP.
•	Procurement -Ariba, Inc., IBM, and broader ERP solution providers such as Oracle and SAP AG.
•	Asset Management- Indus International Inc., Infor, IBM, Mincom Ltd., and broader ERP solution providers such as Oracle and SAP AG.
•	Sales solutions - eBay Inc.

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

The Company operates in two reportable geographic segments: (1)North America; and  (2) Ireland and the United Kingdom.

Our company is headquartered in Toronto (Canada).

Our shares trade on both the Toronto Stock Exchange (TSX: NTI) and the OTC Bulletin Board (OTCBB: NTLNF).

SELECTED ANNUAL INFORMATION
(in thousands of Canadian dollars)

Year ended December 31,	2007	2006	2005
			(Restated - note 1)

Service revenue	$1,166	$1,063	$1,163
License revenue	-	10	122
Total revenue	1,166	1,073	1,285
Operating expenses:
General and administrative	1,703	1,790	2,559
Customer service and technology	762	664	839
Sales and marketing	276	377	505
Employee stock options	94	137	105
Depreciation and amortization	39	92	95
Other income	-	-	(42)
Total operating expenses	2,872	3,060	4,061
Loss from continuing operations before the under-noted	(1,708)	(1,987)	(2,776)
Interest expense:
Cash interest expense	272	345	312
Accretion of secured subordinated notes	333	454	405
Interest income	(1)	(16)	-
	604	783	717
Loss from continuing operations	(2,312)	(2,770)	(3,493)
Income (loss) from discontinued operations	-	2,122	(8)
NET LOSS FOR THE YEAR	$(2,312)	$(648)	$(3,501)
OTHER COMPREHENSIVE INCOME, NET OF TAX:
Foreign currency translation adjustment	-	(90)	(22)
COMPREHENSIVE LOSS	$(2,312)	$(738)	$(3,523)
LOSS PER SHARE:
From continuing operations, basic and diluted	$(0.02)	$(0.03)	$(0.05)
Net loss per share, basic and diluted	$(0.02)	$(0.01)	$(0.05)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED (000’s)	93,093	79,933	72,904

1.  In accordance with GAAP, prior periods have been restated as a result of the disposition of ADB Systemer in June 2006.

RECONCILIATION OF NET LOSS TO EBITDA

Year ended December 31,	2007	2006	2005
			(Restated - note 1)

Net loss for the year, as per above	$(2,312)	$(648)	$(3,501)
Reconciling items:
Employee stock options	94	137	105
Depreciation and amortization	39	92	95
Interest expense:
Cash interest expense	272	345	312
Accretion of secured subordinated notes	333	454	405
Other income	-	-	(42)
Interest income	(1)	(16)	-
(Income) loss from discontinued operations	-	(2,122)	8
EBITDA	$(1,575)	$(1,758)	$(2,618)

1.	In accordance with GAAP, prior periods have been restated as a result of the disposition of ADB Systemer in June 2006.

A. OPERATING RESULTS

DISCONTINUED OPERATIONS

On May 18, 2006, the Company entered into an agreement with ADB Systemer Holding AS (the “Buyer”), to sell 100 percent of the Company's interest in its Norwegian subsidiary ADB Systemer AS, (“ADB Systemer”) for NOK 15,000,000 or approximately Canadian $2,687,000 in cash, subject to shareholder approval.  As compensation for the transfer of UK contracts to the Buyer, the Company receives a royalty of 10 percent of net annual sales from the contracts for a period of four years from the sale closing date.  These royalties are recognized in earnings as they become due.  The Company recorded a total of $116,000 (December 31, 2006 - $77,000) in royalties for the year ended December 31, 2007.  Certain shareholders of the Buyer were employees or executive officers of ADB Systemer and shareholders of the Company.  On June 21, 2006 the Company received approval from shareholders at its annual general meeting to proceed with the sale of ADB Systemer and changed its name to Northcore Technologies Inc. effective June 30, 2006.  The sale of the shares of ADB Systemer included the sale of the ADB Systems name.  Upon the sale of ADB Systemer, the Company retained access to all existing technology that will be used to service existing customers through a Value Added Reseller Agreement entered into with ADB Systemer.

The consolidated financial statements and related note disclosures for 2005 have been restated to reflect the impact of the discontinued operations.

The following summarizes the statement of operations and statement of cash flows information for the Company’s discontinued operations.

Income Statement	2007	2006	2005
	(in thousands, except per share amounts)
Revenue	$-	$2,399	$4,491
Income (loss) from operations	-	331	(8)
Gain from disposition of discontinued operations	-	1,791	-
Income (loss) from discontinued operations	$-	$2,122	$(8)
Income per share from discontinued operations, basic and diluted	$-	$0.02	$-

Statement of Cash Flows	2007	2006	2005
	(in thousands)
Operating activities	$-	$(317)	$141
Investing activities - Net proceeds from disposition of discontinued operations	-	2,643	-
Financing activities	-	-	-
Cash flows from discontinued operations	$-	$2,326	$141

RESULTS OF OPERATIONS

Comparison of Years Ended December 31, 2007 and December 31, 2006

Net Loss.  Our net loss for the year ended December 31, 2007 was $2.312 million, an increase of 257 percent from the net loss of $648,000 reported for the year ended December 31, 2006.   In 2006, the Company recorded earnings from discontinued operations of $2.122 million, including a gain of $1.791 million realized on the sale of the Norway business unit, thus reducing the net loss.  Loss from continuing operations for the year ended December 31, 2007 was $2.312 million, an improvement of 17 percent from a loss from continuing operations of $2.770 million reported for the year ended December 31, 2006.   The improvement in loss from operations was attributable to an increase in revenue, combined with a reduction in operating and interest expenses.

The loss before interest, taxes, depreciation, amortization, employee stock options and discontinued operations (“EBITDA”) was $1.575 million for 2007 as compared to $1.758 million for 2006, a decrease in the EBITDA loss of $183,000 or 10 percent.  The Company considers EBITDA to be a meaningful performance measure as it provides an approximation of operating cash flows. This decrease in EBITDA loss was the result of an improvement in revenue of $93,000 or nine percent, from $1.073 million in 2006 to $1.166 million in 2007, combined with savings of $90,000 in associated expenses (general and administrative, customer service and technology and sales and marketing) from $2.831 million in 2006 to $2.741 million in 2007.

Revenue.  Revenue is comprised of application hosting services, software license fees, software implementation activities, training and consulting services, product maintenance and customer support, and application development activities, and hosting fees.

Revenue increased to $1.166 million for the year ended December 31, 2007 from $1.073 million for the year ended December 31, 2006, representing an increase of $93,000 or nine percent.  The increase in North America's revenue of $389,000 or 59 percent was partially offset by the decrease in Ireland/U.K.'s revenue of $296,000 or 72 percent.  The growth in North America's revenue was attributed to the 119 percent increase in revenues related to the Company’s strategic partner, while the decline in Ireland/U.K.'s revenue was due to current year's revenue which consisted of the 10 percent royalty, whereas 2006's revenue included our full share of earnings for the first half of the year and the 10 percent royalty subsequent to the sale of ADB Systemer.

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

General and administrative expenses decreased by $87,000 or five percent, to $1.703 million for the year ended December 31, 2007, as compared to $1.790 million for the year ended December 31, 2006.

Year-over-year savings in the amount of $89,000 resulted from salary expense reductions arising from a smaller administrative workforce and favourable Canadian dollar exchange rates pertaining to US dollar-denominated salaries.  Continued cost-containment efforts resulted in $76,000 savings in investor relations, $65,000 in lower insurance premiums, and $34,000 savings in travel expenses.  These savings were partially offset by the increase in professional fees of $51,000 due to higher accounting and consulting fees and an increase in rent and occupancy costs of $63,000 due to rent rebates recorded in the prior year.

Customer Service and Technology.  Customer service and technology expenses consist of costs associated with acquired and internally developed software, and research and development expenses, including fees to independent contractors and salaries and related expenses of personnel engaged in these activities.

Customer service and technology expenses increased by $98,000 to $762,000 for the year ended December 31, 2007, as compared to $664,000 for the year ended December 31, 2006, representing an increase of 15 percent.  The increase in expenses was due primarily to the increase in professional fees and staffing costs.

Sales and Marketing.  Sales and marketing costs include all salaries and related expenses of sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs.

Sales and marketing costs for the year ended December 31, 2007 amounted to $276,000, as compared to $377,000 for 2006, representing a decrease of $101,000 or 27 percent.  This decrease was attributable to lower staffing levels in the sales department, partially offset by the appointment of Sandstorm Technology Inc. as an independent sales agent to actively market and sell products and services offered by Northcore.  The contract with Sandstorm Technology Inc. expired during the fourth quarter of the year.

Employee Stock Options.  The 2007 employee stock option expense represents the fair value of the stock options vesting from the July 11, 2007, August 4, 2006 and June 21, 2006 grants of 1,350,000, 500,000 and 50,000 stock options respectively.  For the year ended December 31, 2007, employee stock option expense amounted to $94,000, as compared to $137,000 for the year ended December 31, 2006, a decrease of 31 percent.  This decrease was due to the vesting of prior period grants and the related expense.

Depreciation and Amortization.  Depreciation and amortization expense was $39,000 for the year ended December 31, 2007, as compared to $92,000 for the year ended December 31, 2006, representing a decrease of 58 percent.  The decrease was due to the adoption of the new accounting policies for financial instruments, whereby the Company wrote off the balance of deferred charges through the opening deficit as of January 1, 2007.   See the discussion under “New Accounting Policies”.

Interest Expense.  Interest expense reflects interest incurred from debt instruments and loans.  Interest expense for the year ended December 31, 2007 was $605,000 compared to $799,000 for December 31, 2006, representing a decrease of 24 percent.  During 2007, cash interest expense of $272,000 and non-cash interest expense of $333,000 was incurred related to secured subordinated notes.  Comparatively, cash interest expense of $345,000 and non-cash interest expense of $454,000 was recorded in 2006.  The decrease in interest expense was due to the maturity of Series G and H subordinated notes, partially offset by the issuance of the Series K subordinated notes in 2007.

Interest Income.  Interest income reflects interest from investments in cash and marketable securities.  Interest income was $1,000 for the year ended December 31, 2007, as compared to $16,000 for the year ended December 31, 2006.  Interest income in 2006 was realized from investing the proceeds from the sale of ADB Systemer.

Comparison of Years Ended December 31, 2006 and December 31, 2005

Net Loss.  Our net loss for the year ended December 31, 2006 was $648,000, a decrease of 81 percent from the net loss of $3.501 million reported for the year ended December 31, 2005.   The improvement in net loss was attributed to the earnings recorded from discontinued operations in 2006 of $2.122 million, including a gain of $1.791 million realized on the sale of ADB Systemer.  Loss from continuing operations for the year ended December 31, 2006 was $2.770 million, an improvement of 21 percent from a loss from continuing operations of $3.493 million reported for the year ended December 31, 2005.   The improvement in loss from operations was attributable to a reduction in operating expenses of $1.072 million, partially offset by a decline in revenue of $212,000.

The loss before interest, taxes, depreciation, amortization, employee stock options and discontinued operations (“EBITDA”) was $1.758 million for 2006 as compared to $2.618 million for 2005, a decrease in the EBITDA loss of $860,000 or 33 percent.  This decrease in EBITDA loss was the result of a $1.072 million decrease in the associated expenses (general and administrative, customer service and technology and sales and marketing) from $3.903 million in 2005 to $2.831 million in 2006, partially offset by the decrease of $212,000 in revenue, from $1.285 million in 2005 to $1.073 million in 2006.  The reduction in expenses of 27 percent in 2006 when compared to 2005 was achieved in the areas of general and administrative expenses by $769,000, customer service and technology expenses by $175,000 and sales and marketing expenses by $128,000.

Revenue.  Revenues is comprised of application hosting services, software license fees, software implementation activities, training and consulting services, product maintenance and customer support, application development activities, and hosting fees.

Revenue decreased to $1.073 million for the year ended December 31, 2006 from $1.285 million for the year ended December 31, 2005, representing a decline of $212,000 or 16 percent.  This decline was attributable to the decrease in Ireland’s revenue as a result of transferring existing sales contracts to the Buyer upon the disposition of ADB Systemer on June 30, 2006.

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

Year-over-year savings in the amount of $396,000 resulted from salary expense reductions arising from a smaller administrative workforce and favourable Canadian dollar exchange rates pertaining to US dollar-denominated salaries.  Continued cost-containment efforts resulted in $109,000 savings in investor relations, $195,000 savings in professional fees and a reduction in connectivity and occupancy costs of $158,000 largely due to the recovery of utilities and property taxes in North America and the relocation of the administrative office in Ireland.  The Company also recovered $58,000 in bad debts previously written off.  These savings were partially offset by the loss of overhead costs recovered from ADB Systemer in the previous year.

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

Interest Expense.  Interest expense reflects interest incurred from debt instruments and loans.  Interest expense for the year ended December 31, 2006 was $799,000 compared to $717,000 for December 31, 2005, representing an increase of 10 percent.  During 2006, cash interest expense of $345,000 and non-cash interest expense of $454,000 was incurred related to secured subordinated notes.  Comparatively, cash interest expense of $312,000 and non-cash interest expense of $405,000 was recorded in 2005.  The increase in interest expense was due to the increase in secured subordinated notes outstanding during 2006.

Interest Income.  Interest income reflects interest from investments in cash and marketable securities.  Interest income was $16,000 for the year ended December 31, 2006, as compared to $nil for the year ended December 31, 2005.  Interest income was realized from investing the proceeds from the sale of ADB Systemer.

Other Income.  During the year ended December 31, 2005, the Company received a $42,000 refund from a U.S.-based credit card institution formally engaged by the Company when it operated its on-line retail activities in the U.S.  No similar refunds were received in 2006.

CRITICAL ACCOUNTING ESTIMATES

The Company has incurred negative annual cash flows from operations since inception and expects to continue to expend substantial funds to continue to develop technology, build an infrastructure to support business development efforts and expand other areas of business including the acquisition of, or strategic investments in, complementary products, businesses or technologies.  The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2007.  Management’s 2008 business plan includes a significant increase in revenue and operating cash flow primarily from major new contracts in North America.  The revenue contained in management’s business plan is based on detailed estimates of revenue on a customer-by-customer basis.  Management does not anticipate a material increase in 2008 expenses over those incurred in 2007, in order to attain the 2008 revenue goals.  Additionally, management believes that it has the ability to raise additional financing.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern.  If the going concern assumption were not appropriate, adjustments would be necessary in the carrying value of assets and liabilities, the reported net losses and the balance sheet classification used.

Management believes that continued existence beyond 2007 is dependent on its ability to increase revenue from existing products and services, and to expand the scope of its product offering which entails a combination of internally developed software and business ventures with third parties and to raise additional financing.

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting years.  Estimates are used when determining items such as the allowance for doubtful accounts, the fair value assigned to the debt and equity components of the secured subordinated notes and the expected requirements for non-operational funding in 2008.  Actual results could differ from those estimates.

CRITICAL ACCOUNTING POLICIES

We periodically review our financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment. As part of this process, we have reviewed our selection, application and communication of critical accounting policies and financial disclosures. We have determined that the critical accounting policies related to our core ongoing business activities are primarily those that relate to revenue recognition.  Other significant accounting policies are described in Note 3 to our audited annual consolidated financial statements for the year ended December 31, 2007.

REVENUE RECOGNITION

The Company’s revenues are derived from application hosting services, software license fees, software implementation activities, training and consulting services, product maintenance and customer support, application development activities, and hosting fees. Fees for services are billed separately from licenses of the Company’s products.  The Company recognizes revenue in accordance with Canadian GAAP, which in the Company’s circumstances, are not materially different from the amounts that would be determined under provisions of the American Institute of Certified Public Accountants Statements of Position (SOP) No. 97-2, “Software Revenue Recognition”, and as amended by Statement of Position 98-9, “Modification of SOP 97-2, Software revenue Recognition, With Respect to Certain Transactions”. The Company also considers the provisions of The Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee (EIC) 141, which is analogous to Staff Accounting Bulletin (SAB) 104, “Revenue Recognition in Financial Statements”, and CICA EIC 142, which is analogous to the Emerging Issues Task Force consensus EITF 00-21, “Accounting for Revenue Arrangements with Multiple Elements,” in determining the appropriate revenue recognition methodology.

Hosting Fees
The Company earns revenue from the hosting of customer websites and applications.  Under our existing hosting contracts, we charge customers a recurring periodic flat fee.  The fees are recognized as the hosting services are provided.

Application Development Fees
Typically, development of applications for our customers is provided based on a predetermined fixed hourly rate basis.  Revenue is recognized as time is incurred throughout the development process.

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

Software license agreements may be part of multiple element arrangements that include consulting and implementation services.  When these services are considered essential to the functionality of the license, the associated revenue is recognized on the basis of the percentage of completion method as specified by contract accounting principles.  When these services are not considered essential to the functionality of the license, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence (VSOE) of the fair value of each element.  The amount allocated to license revenues is based on the price charged by the Company when the same element is sold in similar quantities to a customer of a similar size and nature.  If this amount is not determinable, the residual software license revenue is the amount of the total arrangement fee less the fair value of any undelivered elements.  VSOE used in determining fair value for installation, implementation and training is based on the standard daily rates for the type of service being provided multiplied by the estimated time to complete each task.  VSOE used in determining the fair value of maintenance and support is based on the annual renewal rates.  The revenue allocable to the software license is recognized when the revenue recognition criteria are met.  The revenue allocable to the consulting services is recognized as the services are performed

Implementation, Training and Consulting Service Fees
The Company receives revenue from implementation of its product offerings, consulting services and training services. Customers are charged a fee based on time and expenses. Revenue from implementation, consulting services and training fees is recognized as the services are performed or deferred until contractually defined milestones are achieved or until customer acceptance has occurred, as the case may be, for such contracts.

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

Financial Instruments
Effective January 1, 2007, the Company adopted the new recommendations of the CICA Handbook Section 1530, Comprehensive Income; Section 3251, Equity; Section 3855, Financial Instruments - Recognition and Measurement; and, Section 3865, Hedges.  These new handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting.  Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with GAAP.

Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading; held-to-maturity; loans and receivables; available-for-sale financial assets; or other financial liabilities.  All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost using the effective interest rate method.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is de-recognized or impaired at which time the amounts would be recorded in net income.

Upon adoption of these new standards, the Company designated its accounts receivable as loans and receivables, which are measured at amortized cost.  Accounts payable, accrued liabilities and secured subordinated notes are classified as other financial liabilities, which are measured at amortized cost.  The Company had neither available for sale, nor held to maturity instruments during the year ended December 31, 2007.

There are no significant embedded derivatives or non-financial derivatives that require separate fair value recognition on the consolidated balance sheet on transition and as at December 31, 2007.

The Company charges all qualifying transaction costs related to debt issuance to earnings as incurred.  The Company had previously deferred these costs and amortized them over the term of the related debt instruments.  The carrying value of transaction costs at December 31, 2006 of $41,000 was charged to opening deficit on transition on January 1, 2007.

The adoption of these handbook sections resulted in an adjustment to reduce deficit in the amount of $70,000, comprised of a decrease in deferred charges of $41,000 offset by a decrease in secured subordinated notes of $111,000 at January 1, 2007, being the difference in the carrying amount of secured subordinated notes at December 31, 2006 and the carrying amount calculated using the effective interest rate method from inception.

The Company had no “other comprehensive income or loss” transactions during the year ended December 31, 2007 and no opening or closing balances for accumulated other comprehensive income or loss.

Under the new standards, policies followed for periods prior to the effective date generally are not reversed, except that prior periods are reclassified to reflect the application of foreign currency translation of self-sustaining foreign operations.  Other comprehensive income for the years ended December 31, 2006 and 2005 comprises foreign currency losses on translation of the Company’s former subsidiary in Norway, which was sold in the second quarter of 2006.

UNADOPTED NEW ACCOUNTING PRONOUNCEMENTS

Capital Disclosures
In 2006, the CICA issued Handbook Section 1535, Capital Disclosures (CICA 1535).  CICA 1535 requires that an entity disclose information that enables users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital including disclosures of any externally imposed capital requirements and the consequences for non-compliance.  Disclosures required by the new standard will be included in the Company’s interim and annual consolidated financial statements commencing January 1, 2008.

Financial Instruments
In 2006, the CICA issued Handbook Section 3862, Financial Instruments - Disclosures, and Handbook Section 3863, Financial Instruments - Presentation.  These standards enhance existing disclosure requirements and place greater emphasis on disclosures related to recognized and unrecognized financial instruments and how those risks are managed.  Disclosures required by these standards will be included in the Company’s interim and annual consolidated financial statements commencing January 1, 2008.

B.  LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

The Company has been funded to date primarily through a series of private placements of equity and convertible debentures, sales of equity to and investments from strategic partners, gains from investments and option exercises.  Since inception, the Company has received aggregate net proceeds of $91.7 million from debt and equity financing and has realized net proceeds of $26.4 million from disposal of investments. The Company has not earned profits to date and, at December 31, 2007, has an accumulated deficit of $111 million.  The Company expects to incur losses into 2008 and there can be no assurance that it will ever achieve profitability.  Operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of the Company’s control.

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

Cash and cash equivalents increased by $3,000 to $478,000 as at December 31, 2007 from $475,000 as at December 31, 2006.

Current assets of $635,000 were exceeded by current liabilities (excluding deferred revenue) of $955,000 in the current fiscal year by $320,000.  Current assets of $692,000 were exceeded by current liabilities (excluding deferred revenue) of $2.756 million by $2.064 million in the prior year.  Deferred revenue has been excluded from current liabilities as it is expected to be settled by resources other than cash.

Management believes that continued existence beyond 2007 is dependent on the Company’s ability to increase revenue from existing products and services, and to expand the scope of its product offering which entails a combination of internally developed software and business ventures with third parties, and to raise additional financing. We have included in Note 2 to our financial statements for the year ended December 31, 2007, a discussion about the ability of the Company to continue as a going concern. Potential sources of financing include strategic relationships, public or private sales of our shares, debt, convertible securities or other arrangements. The auditors’ report on our 2007 consolidated financial statements includes additional comments that refer to this uncertainty with respect to our ability to continue as a going concern.

a) Operating
Cash outflows from operating activities improved significantly to $1.571 million in the current fiscal year compared to cash outflows from operating activities of $2.037 million in the prior year.   The improvement was due to a reduction in net loss from continuing operations, combined with an increase in non-cash working capital as per below.

Non-cash working capital resulted in inflows of $275,000 in fiscal 2007 as compared to inflows of $50,000 in fiscal 2006, an increase of $225,000, as summarized in the following table:

	2007	2006	Difference
	(in thousands on Canadian dollars)
Accounts receivable	$35	$130	$(95)
Deposits and prepaid expenses	25	52	(27)
Accounts payable	(26)	(320)	294
Accrued liabilities	257	211	47
Deferred revenue	(16)	(23)	7
	$275	$50	$225

b) Investing
In 2007, $11,000 was spent on capital asset acquisitions as compared to $65,000 in expenditures for 2006.  In 2006, the Company redeemed marketable securities totaling $13,000.  No such redemption was made in 2007.

c) Financing
Financing activities generated net inflows of $1.585 million in fiscal 2007.  The Company raised net proceeds of $1.245 million through a rights offering to existing shareholders during the third quarter of 2007, as well as the repayment of demand loans of $340,000 to private investors as part of the rights offering.

Cash flows from financing activities generated net cash inflows of $178,000 in fiscal 2006.  The sources of cash included the issuance of convertible debt, partially offset by the repayment of secured subordinated notes and advances from related parties.

CAPITAL RESOURCES

During 2007, the Company purchased $11,000 in capital assets, as compared to $65,000 in 2006.

FUNDING

Overview.  The Company has been funded to date primarily through a series of private placements of equity and convertible debentures, sales of equity to and investments from strategic partners, gains from investments and option exercises.  Since inception, the Company has received aggregate net proceeds of $91.7 million from debt and equity financing and has realized net proceeds of $26.4 million from disposal of investments.

Funding - 2007
The Series G secured subordinated notes with a face amount of $1,600,000 matured on June 15, 2007.  In connection with the refinancing of the Series G notes, the Company completed a private placement issuance of the new Series K secured subordinated notes with a face amount of $1,360,000, to existing holders of $1,360,000 of the Series G secured subordinated notes.

The Series K notes were issued to private investors including an amount totaling $60,000 issued to two directors/officers of the Company.  The Series K notes mature June 15, 2009, have an annual interest rate of 11 percent and are convertible into common shares of the Company at a price of $0.12 per common share.  Interest on the Series K notes is payable in common shares upon the earlier of quarter end, maturity or conversion of the notes.  At any time after the closing, the Series K notes, including any accrued interest thereon, will be automatically converted into common shares at the Conversion Price when the volume weighted average trading price of the common shares through its principal trading market for a 10 consecutive trading day period is $0.30 or more.  The Series K notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

In addition, on June 15, 2007, the Company completed a private placement issuance of 2,992,000 common shares, at $0.15 per common share, to holders of $1,360,000 of the Series G secured subordinated notes, in payment of the related accrued interest on $1,360,000 of the Series G secured subordinated notes of $449,000.

Subsequent to the year ended December 31, 2007, the Company entered into an agreement with the remaining Series G debt holders to repay the accrued interest of $113,000 and the principal of $240,000 in cash over a two year term at 12 percent in blended interest and principal quarterly payments of $40,000.  The total refinanced amount is $353,000 ($233,000 representing current portion of notes payable and $120,000 representing long term portion of notes payable).  The notes payable mature on December 31, 2009 and are secured as per the Series G security terms.

The Series H secured subordinated notes with a principal balance of $170,000 matured on October 21, 2007.  The Company entered into an agreement with the debt holders to repay the accrued interest of $60,000 in cash and the principal of $170,000 repaid over a two year term at 11 percent in blended interest and principal quarterly payments of $24,000.  The total refinanced amount is $230,000 ($145,000 representing current portion of notes payable and $85,000 representing long term portion of notes payable).  The notes payable were issued to private investors including an amount totaling $20,000 issued to a director/officer of the Company.  The notes payable mature on December 31, 2009 and are secured as per the Series H security terms.

During the quarter ended June 30, 2007, the Company received operating loans from a private investor in the amount of $280,000.  During the quarter ended September 30, 2007, the Company received an additional $60,000 of operating loans from this investor.  The loans bore interest at 8 percent, were due on demand and were secured by a general security agreement on the assets of the Company.  The loans were settled during the quarter ended September 30, 2007 through the issuance of common shares as part of the rights offering.

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

Interest Rate Risk

The Company has limited exposure to fluctuations in interest rates.  The Company does not use derivative instruments to manage its exposure to interest rate risk.

Credit Risk

Credit risk arises from the potential that a customer will fail to meet its contractual obligations under a software licensing and related services agreement or an e-commerce enabling agreement.

At December 31, 2007, three customers accounted for 52 percent, 24 percent and 11 percent, respectively, (2006 - two customers accounted for 64 percent and 17 percent, respectively) of total accounts receivable.  The Company does not have a history of non-payment.

E.  OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet special purpose entities or other off-balance sheet arrangements.

F.  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As at December 31, 2007 the Company's contractual obligations, including payments due by periods over the next five years, are as follows:

	Total	2008	2009	2010	2011	2012
	(in thousands of Canadian dollars)

Operating leases	$288	$160	$128	$-	$-	$-
License agreements	125	100	25	-	-	-
Demand loans	352	209	143	-	-	-
Notes payable	230	145	85	-	-	-
Secured subordinated notes -principal repayment(i)	1,945	-	1,360	300	285	-
Secured subordinated notes - interest payment (i)	482	150	75	132	125	-
	$3,422	$764	$1,816	$432	$410	$-

(i)  Assumes secured subordinated notes are held to maturity.

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

Name, Age and Municipality of Residence	Director Since	Position with the Company
DUNCAN G. COPELAND, 51 Potomac, MD, USA	June 23, 2004	Director and Chief Executive Officer, since July 11, 2007
JIM MOSKOS, 45, Toronto, Ontario	June 7, 1999	Director and Chief Operating Officer, since July 11, 2007 President, Technology Group from October 19, 1999 to July 11, 2007
JEFFREY LYMBURNER, 51, Oldsmar, Florida, USA	May 28, 1996	Director and Chief Executive Officer from August 1, 1999 to July 11, 2007
T. CHRISTOPHER BULGER, (1)(2)(3) 50, Toronto, Ontario	May 28, 1996	Director and non-executive Chairman of the Board since October 14, 2005
DAVE GELINEAU(1)(2)(3), 49, Ottawa, Ontario	Sept. 23, 2005	Director
DARROCH ROBERTSON (1)(3), 56, Port Stanley, Ontario	June 25, 2003	Director

(1)	Member of the Management Resources and Compensation Committee
(2)	Member of the Corporate Governance Committee
(3)	Member of Audit Committee

The business experience of each of our current directors and executive officers for at least the last five years is as follows:

Directors

DUNCAN COPELAND, Potomac, Maryland
Director since June 23, 2004
Chief Executive Officer

Mr. Copeland has been our Chief Executive Officer since July 11, 2007 and is President of Copeland and Company, a consultancy based in North Potomac, Maryland. He has been a Director of the Company since its inception, except for the period from 2001-2004. Mr. Copeland has been a member of the faculties of the Richard Ivey School of Business, The University of Western Ontario and the Robert Emmett McDonough School of Business, Georgetown University. He is a trustee of the Charles Babbage Foundation. Mr. Copeland holds a doctorate from the Harvard Business School.

JIM MOSKOS, Toronto, Ontario
Director since June 7, 1999
Chief Operations Officer

Mr. Moskos has been Chief Operating Officer of the Company since July 11, 2007. Mr. Moskos served as President of the Technology Group since from October 19, 1999 to July 11, 2007 and Vice President - Technology from September 1997 to October 19, 1999.  From September 1994 to August 1997, Mr. Moskos was Senior Technology Manager for the Canadian Department of Indian Affairs and Northern Development responsible for setting the technical direction for all aspects of application development.

JEFFREY LYMBURNER, Oldsmar, Florida
Director since May 28, 1996

Mr. Lymburner is the Chief Executive Officer of Channel Shift LLC. Mr. Lymburner served as the Company’s Chief Executive Officer from August 1, 1999 to July 11, 2007 and was a founding shareholder of our Company. He was President of our Company from its founding in 1995 to October 11, 2001. Prior to the founding of our company, Mr. Lymburner was President of Completely Mobile Inc., a cellular and wireless data company, from 1990 to 1995.

T. CHRISTOPHER BULGER, Toronto, Ontario
Director since May 28, 1996
Non-executive Chairman of the Board of Directors, Chairman of the Management Resources and Compensation Committee and member of the Corporate Governance and Audit Committees

Mr. Bulger has been the non-executive Chairman of the Board since October 14, 2005 and a director of the Company since May 28, 1996. Mr. Bulger has been Chief Financial Officer of Zeno Global Limited since November, 2007, a new out-of-home advertising technology that provides moving ads to moving people. Mr. Bulger is also acting Chief Executive Officer and formerly Chairman of Megawheels Inc., a software and solutions provider to the online classified advertising industry. From December 1999 to December 2001, Mr. Bulger was President and Chief Executive Officer of eLab Technology Ventures Inc. Mr. Bulger served as Executive Vice President of our Company from September 1998 to December 1999 and Chief Financial Officer of the Company from April 1996 to September 1998. Mr. Bulger is a CFA, holds an MBA from  INSEAD, France and an HBA from The Richard Ivey School of Business, Canada.

DAVE GELINEAU, Ottawa, Ontario
Director since September 23, 2005
Member of the Management Resources and Compensation, Corporate Governance and Audit Committees

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

DARROCH (RICK) ROBERTSON, Port Stanley, Ontario
Director since June 25, 2003
Chairman of the Audit Committee and member of the Management Resources and Compensation Committee

Mr. Robertson has been an Associate Professor of Business at the Richard Ivey School of Business, The University of Western Ontario, for the past eleven years.  He has served as both the Director of the MBA program and the Director of the undergraduate HBA program at the Ivey School.  Mr. Robertson was also a director and chair of the audit committee of Stackpole Limited, a TSX listed company.  Mr. Robertson has also served as an elected member of council for the Institute of Chartered Accountants of Ontario, where he was chair on the audit committee and by-laws committee. Mr. Robertson is a CA and holds an MBA and PhD (Business) from the University of Western Ontario.

Director’s relationship to Megawheels Technologies Inc. subject to Cease Trade Order

Chris Bulger, the non-executive Chairman and a director of the Company, is also the acting Chief Executive Officer and formerly the Chairman and a director of Megawheels Technologies Inc., (“Megawheels”) which was listed on the TSX Venture exchange under the symbol "MWT", and which was issued a cease trade order on January 9, 2007 by the Ontario Securities Commission under paragraph 2 and paragraph 2.1 of subsection 127(1) and subsection 127(5) because Megawheels failed to provide continuous disclosure material of audited annual financial statements for the year ended August 31, 2006. Megawheels -  is currently completing its audits for 2006 and 2007.

B.COMPENSATION

Summary Compensation Table

The following table provides a summary of compensation earned during the most recently completed fiscal year by the Company’s Named Executive Officers (“NEOs”). The Company’s NEOs, as at the end of 2007, were our Chief Executive Officer, Jeff Lymburner, from January 1 up to July 11, 2007, Duncan Copeland, Chief Executive Officer from July 11, 2007 and our Chief Operating Officer, James Moskos (President, Technology Group, up to July 11, 2007). The table also discloses the executive compensation for Mr. Tam Nguyen, the Company’s Corporate Controller, who is responsible for the Company’s day-to-day financial activities and who provides the CFO certifications required under Multilateral Instrument 52-109.

					Awards		Payouts
	Annual Compensation					Restricted
					Options/	Shares or
				Other Annual	SARs	Restricted	LTIP	All Other
		Salary	Bonus	Compensation	Granted	Share Units	Payout	Compensation
Name And Principal Position	Year	($)	($)	($)(1)	(#)	($)	($)	($)

Duncan Copeland	2007	30,000	Nil	Nil	250,000	Nil	Nil	Nil
CEO

Jeffrey Lymburner	2007	83,800	Nil	10,000	20,000	Nil	Nil	Nil
former CEO	2006	113,400	Nil	13,608	20,000	Nil	Nil	Nil
	2005	116,300	Nil	13,950	155,300	Nil	Nil	Nil

James Moskos	2007	200,000	Nil	12,000	500,000	Nil	Nil	Nil
COO	2006	200,000	Nil	12,000	20,000	Nil	Nil	Nil
	2005	200,000	Nil	12,000	650,000	Nil	Nil	Nil

Tam Nguyen	2007	90,000	Nil	6,500	40,000	Nil	Nil	Nil
Corporate Controller	2006	90,000	Nil	Nil	100,000	Nil	Nil	Nil

(1)	The Company’s provision of automotive related expenses.

Our company has a stock option plan (the “Plan”) which was originally adopted on May 15, 1996, and as amended most recently by shareholder approval on September 12, 2001, currently provides that options may not be granted to purchase more than 5,350,000 common shares. The Plan provides for the issuance of stock options to directors, officers and full time employees of the Company and it subsidiaries or any other person engage to provide ongoing services to the Company, which may expire as much as 10 years from the date of grant, at prices not less than the fair market value of the common shares on the date of grant. The Management Resources and Compensation Committee of the Board of Directors, whom administer the Plan, reserves the right to attach vesting periods to stock options granted.  For options granted to senior management, including insider directors during the fiscal year ended December 31, 2007 see Summary Compensation Table above. For option grants to outside directors during the fiscal year ended December 31, 2007, not included in the above mentioned compensation table, see the table below under the heading Compensation of Directors.

During 2007, we did not provide any pension, retirement or similar benefits to our directors and officers as a group.

Compensation of Directors

       For the 2007 financial year, directors received no cash payment as fees for meetings of the Board or Committees of the Board, which they attend, and no cash payments as fee for the signing of any resolution of directors or documents on behalf of the Company.  All directors are reimbursed for reasonable out-of-pocket travel and other expenses incurred by them in attending meetings of the Board or Committee meetings.

The Management Resources and Compensation Committee is responsible for recommendations to the Board regarding the granting of incentive stock options to  directors to encourage their serving on the Board and Committees, to afford them the opportunity to be compensated properly, and to provide them with an equity stake in the Company.

The following table provides a summary of the option grants to outside directors during 2007, which were not included in the summary compensation table above.

Stock Option Grants to Outside Directors during the fiscal year ended December 31, 2007
Name:	# Options Granted	Price CDN$	Date of Grant	Expiry Date of Option
Chris Bulger	250,000	0.12	July 11, 2007	July 11, 2012
Darroch Robertson	60,000	0.12	July 11, 2007	July 11, 2012
Dave Gelineau	20,000	0.12	July 11, 2007	July 11, 2012

During the 2007 financial year, Christopher Bulger, Chairman of the Board, received $60,000 compensation for acting as Chair of the Board.

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

Our Board of Directors presently consists of six directors. Under Canadian law, a majority of our Board of directors and of each of our Board Committees must be residents of Canada, subject to certain exceptions.  Each of our directors holds office until the next annual meeting of shareholders, until his successor has been elected and qualified, or his earlier resignation or removal.  Our executive officers are appointed by our Board of directors and serve at the discretion of our Board of Directors.

None of the directors have any contract or arrangement entitling them to benefits upon termination of their directorship.

The three committees of the Board are the Audit Committee, Management Resources and Compensation Committee, and the Corporate Governance Committee.

The Audit Committee, all of whose members are unrelated as defined by the TSX Corporate Governance Guidelines and Independent as defined by Nasdaq listing standards, meets with our management and our auditors on a periodic basis, before the release of quarterly results and before submission of our annual financial statements to the Board. The committee is responsible for the review and assessment of our audit practices, financial reporting and internal controls, inquiry of the auditors as to cooperation in access and disclosure by our management and the ultimate approval of our annual financial statements for submission to the Board and to the shareholders. The committee is also responsible for the appointment, compensation and oversight of the work of our auditors (including resolution of disagreements between management and our auditors regarding financial reporting).  Our Audit Committee consists of Darroch Robertson (Chairman), Chris Bulger and Dave Gelineau.

The Management Resources and Compensation Committee, all of whose members are unrelated as defined by the TSX Corporate Governance Guidelines, is responsible for recommendations to the Board regarding the appointment or removal of executive officers, reviewing the performance of the executive officers and fixing their compensation. The committee is also responsible for administering our stock option plan and ensuring that salary and benefit programs are continuously suitable for attracting, retaining and encouraging the development of knowledgeable, experienced and capable management and employees. The Management Resources and Compensation Committee of our Company consists of Christopher Bulger (Chairman), Darroch Robertson and David Gelineau all of whom are directors of our Company.

The Corporate Governance Committee, all of whose members are unrelated as defined by the TSX Corporate Governance Guidelines, oversees the implementation of our governance practices.  The committee also oversees the process for nominations to the Board and assesses the overall effectiveness of the Board. The Corporate Governance Committee consists of Chris Bulger (Chairman) and David Gelineau both of whom are directors of our Company.

C. 1.  AUDIT COMMITTEE INFORMATION

As a reporting issuer in jurisdictions that have adopted Multilateral Instrument 52-110 Audit Committees (“MI 52-110”) the Company is required to provide disclosure with respect to its Audit Committee including the text of the Audit Committee’s Charter, composition of the Committee, and the fees paid to the external auditor.

1. The Audit Committee’s Charter

A Copy of the Audit Committee Charter adopted by the Board of Directors on May 18, 2005 is attached to this Annual Report as Exhibit 4.26.

2. Composition of the Audit Committee

Name	Relevant Education and Experience
Darroch Robertson*‡
Mr. Robertson has been an Associate Professor of Business at the Richard Ivey School of Business, The University of Western Ontario, for the past eleven years.  He has served as both the Director of MBA program and the Director of the undergraduate HBA program at the Ivey School.  Mr. Robertson was also a director and chair of the audit committee of Stackpole Limited, a TSX listed company.  Mr. Robertson has also served as an elected member of council for the Institute of Chartered Accountants of Ontario, where he was chair on the audit committee and by-laws committee. Mr. Robertson is a CA and holds an MBA and PhD (Business) from the University of Western Ontario.

Christopher Bulger*‡
Mr. Bulger has been the non-executive Chairman of the Board since October 14, 2005 and a director of the Company since May 28, 1996. Mr. Bulger has been Chief Financial Officer of Zeno Global Limited since November, 2007, a new out-of-home advertising technology that provides moving ads to moving people. Mr. Bulger is also acting Chief Executive Officer and formerly Chairman of Megawheels Inc., a software and solutions provider to the online classified advertising industry. From December 1999 to December 2001, Mr. Bulger was President and Chief Executive Officer of eLab Technology Ventures Inc. Mr. Bulger served as Executive Vice President of our Company from September 1998 to December 1999 and Chief Financial Officer of the Company from April 1996 to September 1998. Mr. Bulger is a CFA, holds an MBA from  INSEAD, France and an HBA from The Richard Ivey School of Business, Canada.

David Gelineau*‡
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

(*) independent as such term is defined in MI 52-110
(‡) financially literate as such term is defined in MI 52-110

3. Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), Section 3.3(2) (Controlled Companies), Section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances), or an exemption from MI 52-110, in whole or in part granted under Part 8 of MI 52-110. Nor has the Company relied on Section 3.8 (Acquisition of Financial Literacy) of MI 52-110.

4. Audit Committee Oversight

At no time since the commencement of the Company’s more recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

5. Pre-Approval Policies

Pursuant to the Audit Committee Charter Adopted by the Board of Directors on May 18, 2005, the Audit Committee is responsible for the pre-approval of all non-audit services to be provided to the Company or its subsidiary entities by the independent auditor.

6. External Auditor Service Fees (By Category)

Year	Audit Fees(1)	Audit Related Fees	Tax Fees(2)	Other Fees(3)
2006	$166,000	0	$3,000	$10,000
2007	$178,000	0	$3,000	0

(1)
Audit Fees represent costs associated with the audit of the Company’s annual consolidated financial statements including review of securities filings and review of the Company’s interim consolidated Financial Statements.

(2)	Tax Fees represent costs associated with the preparation of the Company’s annual tax filings, tax planning and advice.

(3)	Other Fees represent costs associated with the review and recommended accounting treatment related to complicated contracts or arrangements.

D.           EMPLOYEES

As of March 1, 2008 we employed a total of 16 full-time employees as follows:

North America
Sales and Marketing	2
Technical Services	9
Finance Legal Affairs and Admin	3
Executive	2
TOTAL	16

The number of our employees as of March 1, 2008 is consistent with the number of our employees as of May 31, 2007.
As of May 31, 2007 we employed a total of 16 full-time employees as follows:

North America
Sales and Marketing	2
Technical Services	9
Finance Legal Affairs and Admin	3
Executive	2
TOTAL	16

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

As of December 31, 2005 we employed a total of 49 full-time employees and one part-time employee as follows:

	North America	Ireland and UK	Norway
Sales and Marketing	4	2	2
Technical Services	4	0	12
Product Group	4	0	12
Finance and Admin	4	0	2
Executive	2	0	1
TOTAL	18	2	29

None of our employees are represented by a labor union, and we consider our employee relations to be good.

E.    SHARE OWNERSHIP

The following table sets forth information concerning share and option ownership of each of our current directors and officers as of March 1, 2008:

Name	Number of Common Shares Owned (1)	Number of Common Underlying Options (2)	Range of Exercise Prices of Options	Range of Expiration Dates of Options	Percentage of Common Shares Beneficially Owned (3)

Jeffrey Lymburner	4,373,625	195,300	$0.12 - $0.22	1/25/10 - 07/11/12	4.02%

T. Christopher Bulger	330,313	765,000	$0.12 - $0.22	1/25/10 - 07/11/12	*

Jim Moskos	146,371	1,170,000	$0.12 - $0.22	1/25/10 - 07/11/12	*

Darroch Robertson	5,000	195,000	$0.12 - $0.22	1/25/10 - 07/11/12	*

Duncan Copeland	128,300	405,000	$0.12- $0.22	11/15/08 - 07/11/12	*

David Gelineau	1,400	85,000	$0.12 - $0.17	11/15/08 - 07/11/12	*

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

(3)
This information is based on 108,538,085 common shares outstanding as of February 29, 2008.  Common shares subject to options exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

Kris Sammy, a registered individual portfolio manager with Dundee Securities Corporation, beneficially owns and/or exercises control or direction over 16,263,060 common shares and Cdn.$55,000 convertible debentures with warrants, representing a total of 14.98% of the outstanding common shares of Northcore Technologies Inc. (the “Company”) assuming full exercise of his convertible securities.

The shares were purchased for investment purposes on behalf of accounts managed by him on a discretionary basis and for his personal and family member accounts. Prior to August 22, 2007, he owned and/or controlled 8,334,700 common shares and Cdn.$55,000 convertible debentures with warrants, representing approximately 9.86% of the outstanding common shares of the Company at that time (assuming full exercise of his convertible securities). He acquired an additional 2,125,325 common shares on August 22, 2007 and 4,514,822 common shares on August 28, 2007 pursuant to a rights offering by the Company. A further 44,688 common shares were acquired on October 15, 2007 (as payment in lieu of interest on certain debentures) and an additional 1,243,525 common shares through various trades (including transfers of shares between managed and non-managed client accounts) from August 23, 2007 to December 24, 2007.

Mr. Sammy acquired beneficial ownership and/or direction and control of the securities of the Company in the ordinary course of his investment management activities on behalf of clients and in the case of personal holdings, for personal investment purposes. He may purchase or sell securities of the Company in the future on the open market or in private offerings, depending on factors material to his investment decisions. A news release regarding Kris Sammy’s holdings in Northcore was issued by Dundee Securities Corporation, on January 18, 2008 indicated that at no point of time did or does Mr. Sammy intend to launch a formal take-over bid or propose a transaction that could constitute a take-over bid

This information is based on our records, information provided to us by directors and executive officers and a review of information, including press releases filed by our shareholders with the Ontario Securities Commission prior to February 29, 2008, and insider reports filed with the Ontario Securities Commission.  The Company’s major shareholders do not have any voting rights that differ from the rights of our other shareholders.

As at February 29, 2008 the shareholders of record held 108,538,085 common shares.

WE ARE NOT AWARE OF ANY OTHER CORPORATION, FOREIGN GOVERNMENT, OR OTHER PERSON OR ENTITY THAT DIRECTLY OR INDIRECTLY OWNS OR CONTROLS OUR COMPANY, SEVERALLY OR JOINTLY. WE ARE NOT AWARE OF ANY ARRANGEMENTS, WHICH MAY AT A LATER DATE RESULT IN A CHANGE IN CONTROL OF OUR COMPANY.

B.	RELATED PARTY TRANSACTIONS

In connection with the refinancing of the Series G notes, on June 15, 2007 the Company completed a private placement issuance of 2,992,000 common shares, at $0.15 per common share, to holders of $1,360,000 of the Series G secured subordinate notes, in payment of the related $449,000 accrued interest.  The following officers and directors participated in the equity offering and received shares in payment of the interest accrued on their Series G notes: Jeff Lymburner, CEO of the Company at the time, was issued 110,000 shares and Jim Moskos, Chief Operating Officer and a director of the Company, was issued 22,000 shares.

Also, on June 15, 2007 the Company completed a private placement issuance of new Series K secured subordinated notes with a face amount of $1,360,000 to existing holders of $1,360,000 of the Series G secured subordinated notes. The following officers and directors purchased Series K notes: Jeff Lymburner, CEO of the Company at the time, purchased $50,000 of Series K notes that have not yet been converted and Jim Moskos, Chief Operating Officer and a director of the Company, purchased $10,000 of Series K notes that have not yet been converted.

On May 18, 2006, the Company entered into a share purchase agreement with ADB Systemer Holdings AS (the “Buyer”) to sell 100 percent of its shares in its Norwegian subsidiary ADB Systemer AS, (“ADB Systemer”) for NOK 15,000,000 in cash (the “Share Sale”). Six of the shareholders of the Buyer were employees or executive officers of ADB Systemer at the time of the transaction.

On February 8, 2006, the Company issued Series J secured subordinated notes with a face value of $755,000.  The following officers and directors purchased Series J notes: Jeff Lymburner, CEO of the Company at the time, purchased $36,000 of Series J notes that have not yet been converted; Jim Moskos, Chief Operating Officer and a director of the Company, purchased $13,000 of Series J notes that have not yet been converted and Chris Bulger, Chairman of the Board, purchased $56,000 of Series J notes that have not yet been converted.

On September 12, 2005 the Company issued Series I secured subordinated notes with a face value of $1,200,000 for net proceeds of $1,063,000. The following officers and directors purchased Series I notes: Jeff Lymburner, CEO of the Company at the time, purchased $20,000 of Series I notes that have not yet been converted; Jim Moskos, Chief Operating Officer and a director of the Company, purchased $10,000 of Series I notes that have not yet been converted; Chris Bulger, Chairman of the Board, purchased $20,000 of Series I notes that have not yet been converted and Duncan Copeland, CEO of the Company and a director of the Company, purchased $60,000 of Series I notes that have not yet been converted.

On October 21, 2004 the Company issued to private investors Series H secured subordinated notes in the aggregate principal amount of $520,000 for net proceeds of  $477,000.  The following officers and directors purchased Series H notes: Jeff Lymburner, CEO of the Company at the time, purchased $200,000 of Series H notes that were converted on June 16, 2005 to 1,000,000 common shares and 500,000 common share-purchase warrants; Jim Moskos, Chief Operating Officer and a director of the Company, purchased $20,000 of Series H notes that have not yet been converted; and Paul Godin, a director of the Company at the time, purchased $50,000 of Series H notes that were converted on September 21, 2005 to 250,000 common shares and 125,000 common share-purchase warrants.  The Series (H) secured subordinated notes with a principal balance of $170,000 matured on October 21, 2007. The Company entered into an agreement with the remaining debt holders to repay the accrued interest of $60,000 in case and the principal of $170,000 repaid over a two year term at 11 percent in blended interest and principal quarterly payments of $24,000. The notes payable were issued to private investors including an amount totaling $20,000 to Jim Moskos and $50,000 to the father of the former CEO.  The notes payable mature on December 31, 2009 and are secured as per the Series (H) security terms.

On June 15, 2004 the Company issued to private investors Series G secured subordinated notes in the aggregate principal amount of $1.71 million for net proceeds of  $1.48 million.  The following officers and directors purchased Series G notes: Jeff Lymburner, CEO of the Company at the time, purchased $100,000 of Series G notes, of which $50,000 were converted ($25,000 on January 11, 2007 and $25,000 on March 8, 2007) to 161,000 common shares and 81,000 common share-purchase warrants; Jan Pedersen, President, European Operations and a director of the Company at the time, purchased $60,000 of Series G notes that was repaid in 2006; and Jim Moskos, Chief Operating Officer and a director of the Company, purchased $10,000 of Series G notes which was restructured upon maturity, as discussed above.

As at December 31, 2007, accrued interest included $28,000 (2006 - $62,000) in interest payable relating to the aforementioned secured subordinated notes due to related parties.  During 2007, interest expense on the aforementioned secured subordinated notes from related parties was $33,000 (2006 - $47,000).

During the year ended December 31, 2007, the Company received and repaid advances from a director and officer in the amount of $89,000.  During the year ended December 31, 2006, the Company repaid advances from related parties totaling $137,000 (2005 - $nil).   The Company also paid $15,000 (2005 - $nil) in advisory fees to a director in connection with the sale of ADB Systemer (See Note 4 of the Company’s Consolidated Financial Statements accompanying this report).

During 2007, interest expense on advances from related parties was $1,000 (2006 - $4,000).

 For additional information regarding related party transactions, see the heading “Transactions with Related Parties” in the Company’s Management’s Discussion and Analysis in the Company’s Annual Report for the year ending December 31, 2007 and Note 7 to the Consolidated Financial Statements.

ITEM 8 - FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

See “Item 18 - Financial Statements” and the Consolidated Financial Statements and notes thereto accompanying this Annual Report beginning on page F-1. All contingencies and commitments set out in the Financial Statements have been reviewed and updated as at the date of filing this Annual Report.

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

SIGNIFICANT CHANGES

Except as otherwise disclosed in this report, there has been no significant change in our financial position since December 31, 2007.

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

From October 18, 2001 to July 17,2006, our common shares traded on the Toronto Stock Exchange under the symbol “ADY”.

For additional information about the trading of our common shares, see Item 3-D - Risk Factors - YOUR ABILITY TO BUY OR SELL OUR COMMON SHARES ON THE OTCBB MAY BE LIMITED.

The following tables set forth the range of high and low sales prices (rounded to the nearest hundredth) as reported by The Toronto Stock Exchange and the OTCBB during the calendar years and quarters indicated.

THE TORONTO STOCK EXCHANGE

	High	Low
	(Cdn $)	(Cdn $)
ANNUAL MARKET PRICES

2003 Calendar Year	0.85	0.17
2004 Calendar Year	0.52	0.16
2005 Calendar Year	0.36	0.14
2006 Calendar Year	0.25	0.13
2007 Calendar Year	0.20	0.07

QUARTERLY MARKET PRICES

2006 CALENDAR YEAR
First Quarter	0.19	0.14
Second Quarter	0.24	0.15
Third Quarter	0.25	0.14
Fourth Quarter	0.19	0.13

2007 CALENDAR YEAR
First Quarter	0.20	0.13
Second Quarter	0.18	0.12
Third Quarter	0.15	0.08
Fourth Quarter	0.15	0.07

MONTHLY MARKET PRICES

September 2007	0.14	0.09
October 2007	0.15	0.10
November 2007	0.12	0.09
December 2007	0.11	0.07
January 2008	0.10	0.06
February 2008	0.09	0.06

NASDAQ AND OTCBB

	High	Low
	(U.S. $)	(U.S. $)
ANNUAL MARKET PRICES

2003 Calendar Year	0.54	0.11
2004 Calendar Year	0.41	0.12
2005 Calendar Year	0.29	0.11
2006 Calendar Year	0.27	0.10
2007 Calendar Year	0.20	0.06

QUARTERLY MARKET PRICES

2006 CALENDAR YEAR
First Quarter	0.15	0.12
Second Quarter	0.27	0.13
Third Quarter	0.24	0.12
Fourth Quarter	0.20	0.10

2007 CALENDAR YEAR
First Quarter	0.20	0.10
Second Quarter	0.19	0.10
Third Quarter	0.19	0.07
Fourth Quarter	0.15	0.06

MONTHLY MARKET PRICES
September 2007	0.14	0.07
October 2007	0.15	0.07
November 2007	0.13	0.07
December 2007	0.12	0.06
January 2008	0.08	0.05
February 2008	0.11	0.03

 ITEM 10 - ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Common Shares

Our articles authorize the issuance of an unlimited number of common shares. The holders of the common shares of our Company are entitled to receive notice of and to attend all meetings of the shareholders of our Company and have one vote for each common share held at all meetings of the shareholders of our Company, except for meetings at which only holders of another specified class or series of shares of our Company are entitled to vote separately as a class or series. Subject to the prior rights of the holders of preferred shares of our Company and to any other shares ranking senior to the common shares with respect to priority in the payment of dividends, the holders of common shares are entitled to receive dividends and our Company will pay dividends, as and when declared by our Board of Directors, out of moneys properly applicable to the payment of dividends, in such amount and in such form as our Board of Directors may from time to time determine, and all dividends which our Board of Directors may declare on the common shares shall be declared and paid in equal amounts per share on all common shares at the time outstanding. In the event of the dissolution, liquidation or winding-up of our Company, whether voluntary or involuntary, or any other distribution of assets of our Company among its shareholders for the purpose of winding up its affairs, subject to the prior rights of the holders of preferred shares and to any other shares ranking senior to the common shares with respect to priority in the distribution of assets upon dissolution, liquidation or winding-up, the holders of the common shares will be entitled to receive the remaining property and assets of our Company.   There are no redemption or sinking-fund provisions that attach to the common shares, nor are there any provisions that discriminate against existing or prospective holders of common shares as a result of owning a substantial number of shares.  The holders of our common shares are not liable to further capital calls by our Company.

Preferred Shares

Our articles of incorporation authorize the issuance of an unlimited number of preferred shares, in one or more series. The Ontario Business Corporations Act does not impose restrictions upon our Board of Directors issuing preferred shares of the type authorized by our articles of incorporation. Our Board of Directors may fix, before issuing, the number of preferred shares of each series, the designation, rights, privileges, restrictions and conditions attaching to the preferred shares of each series, including any voting rights, any right to receive dividends (which may be cumulative or non-cumulative and variable or fixed) or the means of determining the dividends, the dates of payment, any terms and conditions of redemption or purchase, any conversion rights, and any rights on the liquidation, dissolution or winding-up of our Company, any sinking fund or other provisions, the whole to be subject to the issue of a Certificate of Amendment setting forth the designation, rights, privileges, restrictions and conditions attaching to the preferred shares of the series. Our articles of incorporation require that preferred shares of each series must, with respect to the payment of dividends and the distribution of assets or the return of capital in the event of the liquidation, dissolution or winding-up of our Company, whether voluntary or involuntary, rank on a parity with the preferred shares of every other series and be entitled to preferred over the common shares and over any other shares ranking junior to the preferred shares. The preferred shares of one series shall participate ratably with the preferred shares of every other series in respect of all dividends and similar amounts.  The holders of our preferred shares are not liable to further capital calls by our Company.  None of our preferred shares are currently issued or outstanding.

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

Limitations on Rights to Own Securities

There is no limitation imposed by Canadian law or by the articles or other charter documents on the right of a non-resident to hold or vote common shares or preferred shares with voting rights, other than as provided in the Investment Canada Act, as amended by the World Trade Organization Agreement Implementation Act.  The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Canada Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be a net benefit to Canada.

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

Change of Control

Our authorized capital consists of an unlimited number of common shares and an unlimited number of preferred shares. The Board of Directors, without any further vote by the common shareholders, has the authority to issue preferred shares and to determine the price, preferences, rights and restrictions, including voting and dividend rights, of these shares. The rights of the holders of common shares are subject to the rights of holders of any preferred shares that the Board of Directors may issue in the future. That means, for example, that we can issue preferred shares with more voting rights, higher dividend payments or more favorable rights upon dissolution, than the common shares. If we issued certain types of preferred shares in the future, it may also be more difficult for a third-party to acquire a majority of our outstanding voting shares.

Our articles do not contain any provisions that govern the ownership threshold above which shareholder ownership must be disclosed.

C.            Material Contracts

The following is a summary of our Company’s material contracts entered into within the last two years.

1.
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

3.
SERIES K NOTES: On June 15, 2007 the Company completed a transaction resulting in the issuance of Series K secured subordinated notes with a face value of $1,360,000.  The Series K notes were issued to private investors including an amount totaling $60,000 issued to two directors/officers of the Company.  The Series K notes mature June 15, 2009, have an annual interest rate of 11 percent and are convertible into common shares of the Company at a price of $0.12 per common share.  Interest on the Series K notes is payable in common shares upon the earlier of quarter end, maturity or conversion of the notes.  At any time after the closing, the Series K notes, including any accrued interest thereon, will be automatically converted into common shares at the Conversion Price when the volume weighted average trading price of the common shares through its principal trading market for a 10 consecutive trading day period is $0.30 or more.  The Series K notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

4.
EQUITY PRIVATE PLACEMENT: On June 15, 2007 the Company completed a private placement issuance of 2,992,000 common shares, at $0.15 per share common share, to holders of $1,360,000 of the Series G secured subordinated notes, in payment of the related accrued interest on $1,360,000 of the Series G secured subordinated notes of $449,000.

D.            Exchange Controls

As of the date hereof, we are not aware of any law, government decree or regulation in Canada restricting the export or import of capital or affecting the remittance of dividends, interest or other payments to a non-resident holder of our common shares, other than withholding tax requirements.

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

We have not determined whether our Company may have been a passive foreign investment company during 2007. There can be no assurance that our Company will not be classified as a passive foreign investment company in 2007, or thereafter, because the tests for determining passive foreign investment company status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. U.S. Holders who hold common shares during a period when our Company is a passive foreign investment company will be subject to the foregoing rules, even if our Company ceases to be a passive foreign investment company, subject to certain exceptions for U.S. Holders who made a QEF election. U.S. Holders are urged to consult with their own tax advisors about making a QEF election or mark-to-market election and other aspects of the passive foreign investment company rules.

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

100F Street, N.E Washington D.C. 20549

You can also obtain copies of this material by mail from the Public Reference Section of the Securities and Exchange Commission, 100F Street, N.E., Washington, D.C. 20549, at prescribed rates.  Additionally, copies of this material may also be obtained from the Securities and Exchange Commission’s Internet site at http://www.sec.gov.  The Commission’s telephone number is 1-800-SEC-0330.

I.	Subsidiary Information.

Not applicable.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Not applicable.

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 - DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES

SERIES G NOTE REFINANCING:

On June 15, 2007, the Company completed the restructuring of  $1,360,000 of the Series G Note debt through the private placement issuance of common shares in payment of accrued interest and the reinvestment of the principal debt through the issuance of Series K secured subordinated notes.

Subsequent to the year ended December 31, 2007, the Company entered into an agreement with the remaining Series G debt holders to repay the accrued interest of $113,000 and the principal of $240,000 in cash over a two-year term at 12 percent in blended interest and principal quarterly payments of $40,000.  The total refinanced amount is $353,000 ($233,000 representing current portion of notes payable and $120,000 representing long term portion of notes payable).  The notes payable mature on December 31, 2009 and are secured as per the Series G security terms.

SERIES H NOTE REFINANCING:

The Series H secured subordinated notes with a principal balance of $170,000 matured on October 21, 2007.  The Company entered into an agreement with the debt holders to repay the accrued interest of $60,000 in cash and the principal of $170,000 repaid over a two-year term at 11 percent in blended interest and principal quarterly payments of $14,000.  The total refinanced amount is $230,000 ($145,000 representing current portion of notes payable and $85,000 representing long term portion of notes payable).  The notes payable were issued to private investors including an amount totaling $20,000 issued to a director/officer of the Company.  The notes payable mature on December 31, 2009 and are secured as per the Series H security terms.

As of the date of filing this Annual Report all amounts of default have been rectified.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15 - CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management has evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2007.  Based on that evaluation, the Company’s management, including the Chief Executive Officer and the Corporate Controller, concluded that, as of that date, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in our corporate filings is recorded, processed, summarized and reported within the required time periods.

Management’s Annual Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting.

The term “internal control over financial reporting” is defined as a process designed by, or under the supervision of, the Chief Executive Officer and Corporate Controller, or persons performing similar functions, and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(a)           Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
(b)           Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and
(c)           Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007.  In making this assessment, management used the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this assessment, management believes that, as of December 31, 2007, the Company’s internal control over financial reporting was effective.

Management is aware that there is a lack of segregation of duties due to the small number of employees dealing with general, administrative and financial matters.  However, management has decided that considering the employees involved and the compensating control procedures in place, including substantive periodic review of financial statements by the Audit Committee to ensure that internal controls over financial reporting and disclosure controls and procedures are effective, the risks associated with segregation are insignificant and the potential benefits of adding employees to more clearly segregate duties do not justify the expenses associated with such increase.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Changes in Internal Control Over Financial Reporting

There have been no changes in the Company's internal controls over financial reporting during the year ended December 31, 2007, that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

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

ITEM 5- FEES OF AUDITORS

Year	Audit Fees(1)	Audit Related Fees	Tax Fees(2)	Other Fees(3)
2006	$166,000	0	$3,000	$10,000
2007	$178,000	0	$3,000	0

(1)
Audit Fees represent costs associated with the audit of the Company’s annual consolidated financial statements including review of securities filings and review of the Company’s interim consolidated Financial Statements.

(2)	Tax Fees represent costs associated with the preparation of the Company’s annual tax filings, tax planning and advice.

(3)	Other Fees represent costs associated with the review and recommended accounting treatment related to complicated contracts or arrangements.

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

4.11	Form of Supply Services and Licensing Agreement, dated August 23, 2002, among The Brick Warehouse Corporation, ADB Systems International Inc., and ADB Systems International Ltd.(6)
4.12	Form of General Security Agreement, dated as of April 30, 2002, between ADB Systems International Inc. and each of Stonestreet Limited Partnership and Greenwich Growth Fund Ltd.(6)
4.13	Form of Subscription Agreement, dated August 30, 2002, between ADB Systems International Inc. and Stonestreet Limited Partnership.(6)
4.14	Form of Subscription Agreement, dated August 30, 2002, between ADB Systems International Inc. and Greenwich Growth Fund Ltd.(6)
4.15	Co-operation Agreement made as of August 23, 2002 between ADB Systems International Inc., ADB Systems International Ltd. and The Brick Warehouse Corporation.(6)
4.16	Agency Agreement dated June 15, 2004 between ADB Systems International Ltd. and First Associates Investments Inc.(7)
4.17	General Security Agreement dated as of May 19, 2004 between ADB Systems International Ltd. and Stonestreet Limited Partnership.(7)
4.18	Form of Subscription Agreement between ADB Systems International Ltd. and First Associates Investments Inc.(7)
4.19	Subscription Agreement dated May 19, 2004 between ADB Systems International Ltd. and Stonestreet Limited Partnership.(7)
4.20	Form of Subscription Agreement for Equity Private Placements(8)
4.21	Form of Subscription Agreement for Series I Convertible Secured Debenture. (11)
4.22	Form of Series I Convertible Secured Debenture.(11)

4.23	Form of Subscription Agreement for Series J Convertible Secured Debenture. (11)
4.24	Form of Series J Convertible Secured Debenture. (11)
4.25	Share Purchase Agreement between ADB Systems International Ltd. and ADB Systemer Holding as, dated May 18, 2006. (9)
4.26	The Audit Committee’s Charter*
4.27	Form of Subscription Agreement for June 15, 2007 Equity Private Placement*
4.28	Form of Subscription Agreement for Series K Convertible Secured Debenture*
4.29	Form of Series K Convertible Secured Debenture*
8.1	List of Subsidiaries.*
11.1	Code of Business Conduct and Ethics of Northcore Technologies Inc.(10)
12. 1	CEO Certification.*
12. 2	Corporate Controller Certification.*
13.1	Certification pursuant to 18 U.S.C. Section 1350.*
13.2	Certification pursuant to 18 U.S.C. Section 1350.*

*	Filed herewith

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

(4)	Incorporated by reference from the Exhibits to the Company’s Annual Report on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on May 23, 2001.

(5)	Incorporated by reference from the Exhibits to the Company’s Annual Report on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on May 17, 2002.

(6)	Incorporated by reference from Exhibits to the Company’s Annual Report on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on May 20, 2003.

(7)	Incorporated by reference from Exhibits to the Company’s Annual Report on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on June 30, 2004.

(8)	Incorporated by reference from Exhibits to the Company’s Annual Report on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on June 30, 2005.

(9)	Incorporated by reference from Exhibit 99.6 to the Company’s Filing No. 1 for the Month of May on Form 6-K, File No. 001-14835 filed with the Securities and Exchange Commission on May 31, 2006.

(10)	Incorporated by reference from Exhibit 99.6 to the Company’s Filing No. 1 for the Month of March on Form 6-K, File No. 001-14835 filed with the Securities and Exchange Commission on March 30, 2007.

(11)	Incorporated by reference from Exhibits to the Company’s Annual Report on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on June 25, 2007.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NORTHCORE TECHNOLOGIES INC.

	By:	/s/ Duncan Copeland
	Name:	Duncan Copeland
	Title:	Chief Executive Officer

Dated: March 19, 2008	By:	/s/ Tam Nguyen
	Name:	Tam Nguyen
	Title:	Corporate Controller

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Audited Consolidated Financial Statements for the years ended December 31, 2007, 2006, 2005,

Northcore Technologies Inc. F-1

MANAGEMENT’S REPORT
March 19, 2008

Preparation of the consolidated financial statements accompanying this annual report and the presentation of all other information in this report is the responsibility of management.  The consolidated financial statements have been prepared in accordance with appropriate and generally accepted accounting principles and reflect management’s best estimates and judgments.  All other financial information in the report is consistent with that contained in the consolidated financial statements.  The Company maintains appropriate systems of internal control, policies and procedures which provide management with reasonable assurance that assets are safeguarded and that financial records are reliable and form a proper basis for preparation of financial statements.

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

Duncan Copeland CEO	Tam Nguyen Corporate Controller

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Northcore Technologies Inc.

We have audited the accompanying consolidated balance sheets of Northcore Technologies Inc. (the "Company") and subsidiaries as of December 31, 2007 and 2006 and the related consolidated statements of operations and comprehensive income, deficit and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with Canadian generally accepted accounting principles.

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

As discussed in note 3 to the consolidated financial statements, the Company adopted new accounting pronouncements related to the recognition and measurement of financial instruments, and the disclosure and presentation of comprehensive income in 2007.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 21 to the consolidated financial statements.

Chartered Accountants, Licensed Public Accountants
Toronto, Canada
March 19, 2008

Northcore Technologies Inc. F-2

Consolidated Balance Sheets December 31, 2007 and 2006 (in thousands of Canadian dollars)

	2007	2006

ASSETS
CURRENT
Cash	$478	$475
Accounts receivable	119	154
Deposits and prepaid expenses	38	63
	635	692
CAPITAL ASSETS (Note 5)	52	80
DEFERRED CHARGES (Note 6)	-	41
	$687	$813

LIABILITIES
CURRENT
Accounts payable	$321	$347
Accrued liabilities	256	727
Deferred revenue	52	68
Current portion of notes payable (Note 8)	378	-
Current portion of secured subordinated notes (Note 9)	-	1,682
	1,007	2,824
NOTES PAYABLE (Note 8)	205	-
SECURED SUBORDINATED NOTES (Note 9)	1,075	244
	2,287	3,068
SHAREHOLDERS’ DEFICIENCY
Share capital (Note 11)	104,495	101,867
Contributed surplus (Note 12)	2,099	1,819
Warrants (Note 13)	533	580
Stock options (Note 14)	1,346	1,252
Other options (Note 15)	193	193
Conversion feature on secured subordinated notes (Note 9)	991	1,049
Deficit	(111,257)	(109,015)
	(1,600)	(2,255)
	$687	$813

Continuation of the business (Note 2)
Commitments and contingencies (Note 17)
Canadian and United States accounting policy differences (Note 21)
Subsequent event (Note 8)

On behalf of the Board:

Duncan Copeland Director	Christopher Bulger Director

See accompanying notes to consolidated financial statements.

Northcore Technologies Inc. F-3

Consolidated Statements of Operations and Comprehensive Income Years ended December 31, 2007, 2006 and 2005 (in thousands of Canadian dollars, except per share amounts)

	2007	2006	2005

Service revenue	$1,166	$1,063	$1,163
License revenue	-	10	122
Total revenue	1,166	1,073	1,285
Operating expenses:
General and administrative	1,703	1,790	2,559
Customer service and technology	762	664	839
Sales and marketing	276	377	505
Employee stock options (Note 14 (b))	94	137	105
Depreciation and amortization	39	92	95
Other income (Note 19)	-	-	(42)
Total operating expenses	2,874	3,060	4,061
Loss from continuing operations before the under-noted	(1,708)	(1,987)	(2,776)

Interest expense:
Cash interest expense	272	345	312
Accretion of secured subordinated notes	333	454	405
Interest income	(1)	(16)	-
	604	783	717
Loss from continuing operations	(2,312)	(2,770)	(3,493)
Income (loss) from discontinued operations (Note 4)	-	2,122	(8)
NET LOSS FOR THE YEAR	$(2,312)	$(648)	$(3,501)
OTHER COMPREHENSIVE INCOME, NET OF TAX:
Foreign currency translation adjustment	-	(90)	(22)
COMPREHENSIVE LOSS	$(2,312)	$(738)	$(3,523)
LOSS PER SHARE (Note 11 (f)):
From continuing operations, basic and diluted	$(0.02)	$(0.03)	$(0.05)
Net loss per share, basic and diluted	$(0.02)	$(0.01)	$(0.05)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED (000’s)	93,094	79,933	72,904

See accompanying notes to consolidated financial statements.

Northcore Technologies Inc. F-4

Consolidated Statements of Deficit Years ended December 31, 2007, 2006 and 2005 (in thousands of Canadian dollars)

	2007	2006	2005

DEFICIT, BEGINNING OF YEAR	$(109,015)	$(108,367)	$(104,866)

CHANGE IN ACCOUNTING POLICY - FINANCIAL INSTRUMENTS (Note 3)	70	-	-

DEFICIT, BEGINNING OF YEAR, AS RESTATED	(108,945)	(108,367)	(104,866)

NET LOSS FOR THE YEAR	(2,312)	(648)	(3,501)

DEFICIT, END OF YEAR	$(111,257)	$(109,015)	$(108,367)

See accompanying notes to consolidated financial statements.

Northcore Technologies Inc. F-5

Consolidated Statements of Cash Flows Years ended December 31, 2007, 2006 and 2005 (in thousands of Canadian dollars)

	2007	2006	2005
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES

OPERATING
Net loss for the year from continuing operations	$(2,312)	$(2,770)	$(3,493)
Items not affecting cash:
Employee stock options	94	137	105
Depreciation and amortization	39	92	95
Accretion of secured subordinated notes	333	454	405
	(1,846)	(2,087)	(2,888)
Changes in non cash operating working capital (Note 18)	275	50	827
	(1,571)	(2,037)	(2,061)

INVESTING
Capital assets	(11)	(65)	(36)
Proceeds from disposal of capital assets	-	-	4
Marketable securities	-	13	-
	(11)	(52)	(32)

FINANCING
Demand loans (Note 8)	340	-	-
Issuance of common shares (Note 11 (e))	1,245	-	570
Advances from related parties (Note 7)	89	-	137
Repayment to related parties (Note 7)	(89)	(137)	-
Issuance of secured subordinated notes and notes payable, net (Note 9)	-	750	1,095
Repayment of secured subordinated notes (Note 9)	-	(435)	-
Deferred charges	-	-	(32)
	1,585	178	1,770

CASH FLOWS FROM DISCONTINUED OPERATIONS (Note 4)
Operating activities	-	(317)	141
Investing activities - Net proceeds from disposition of discontinued operations	-	2,643	-
	-	2,326	141

NET CASH INFLOW (OUTFLOW) DURING THE YEAR	3	415	(182)
CASH, BEGINNING OF YEAR	475	60	242
CASH, END OF YEAR	$478	$475	$60

SUPPLEMENTAL DISCLOSURE OF CASH PAYMENTS
Interest paid	$16	$45	$53

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES - See Note 18

See accompanying notes to consolidated financial statements.

Northcore Technologies Inc. F-6

Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in Canadian dollars)

1.      DESCRIPTION OF BUSINESS

Northcore Technologies Inc. (“Northcore” or the “Company”) provides software solutions and services that help organizations source, manage and sell their capital equipment and assets.  Northcore works with a number of customers and partners in a variety of sectors including financial services, manufacturing, government and oil and gas.

Through its wholly owned subsidiary, ADB Systems USA, Inc., Northcore owns a 50 percent interest in GE Asset Manager, LLC (also referred to as “GE Asset Manager”), a joint venture launched with GE Commercial Finance.

2.      CONTINUATION OF THE BUSINESS

While the accompanying consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, certain adverse conditions and events cast substantial doubt upon the validity of this assumption.  Financial statements are required to be prepared on a going concern basis unless management either intends to liquidate the Company or cease trading or has no realistic alternative but to do so within the foreseeable future.  The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of operations.  The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations.  The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2007.   Management believes that it has the ability to raise additional financing.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

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

Management believes that continued existence beyond 2007 is dependent on the Company’s ability to increase revenue from existing products and services, and to expand the scope of its product offering which entails a combination of internally developed software and business ventures with third parties, and to raise additional financing.

3.      SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which are substantially the same as generally accepted accounting principles in the United States (U.S. GAAP), except as disclosed in Note 21.  The accompanying consolidated financial statements are prepared using accounting principles applicable to a going concern, which assumes that the Company will continue in operation for a reasonable period of time and will be able to realize its assets and discharge its liabilities in the normal course of operations (See Note 2).

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of the Company and subsidiaries over which it exercises control.  All inter-company balances and transactions have been eliminated on consolidation.

Investment in Jointly Controlled Company
On September 23, 2003, the Company established a joint venture with the GE Commercial Finance, with each entity holding a 50 percent interest in the joint venture.  The joint venture operates under the name of GE Asset Manager, LLC.  The consolidated financial statements of the Company reflect the Company’s pro rata share of the joint venture’s assets, liabilities, and results of operations in accordance with the proportionate consolidation method of accounting (See Note 20).

Northcore Technologies Inc. F-7

Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in Canadian dollars)

Capital Assets and Amortization
Capital assets are recorded at cost less accumulated amortization.  Amortization is calculated on a straight-line basis in amounts sufficient to amortize the cost of capital assets over their estimated useful lives as follows:

Computer hardware	3 years
Computer software	1 year or life of the license
Furniture and fixtures	5 years
Leasehold improvements	shorter of useful life or life of the lease

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

The Company’s former subsidiary in Norway was classified as a self-sustaining operation whereby the functional currency of the operation was the Norwegian krone.  The Company used the current rate method of translation for these operations.  Assets and liabilities were translated at the rate of exchange in effect at the balance sheet date.  Revenue and expenses (including depreciation and amortization) were translated using the monthly average exchange rate.  Gains and losses from foreign exchange translations were included as a separate component of shareholders’ deficiency.  The Company sold its Norwegian subsidiary in 2006 (See Note 4).

Loss Per Share
The treasury stock method of calculating diluted loss per share is used.  For all years presented, all stock options, convertible debentures and warrants are anti-dilutive, therefore diluted loss per share is equal to basic loss per share.  The basic loss per share calculation is based on the weighted average number of shares outstanding during the year.

Revenue Recognition
The Company’s revenues are derived from application hosting services, software license fees, software implementation activities, training and consulting services, product maintenance and customer support, and application development activities, and hosting fees. Fees for services are billed separately from licenses of the Company’s products.  The Company recognizes revenue in accordance with Canadian GAAP, which in the Company’s circumstances, are not materially different from the amounts that would be determined under provisions of the American Institute of Certified Public Accountants Statements of Position (SOP) No. 97-2, “Software Revenue Recognition”, and as amended by Statement of Position 98-9, “Modification of SOP 97-2, Software revenue Recognition, With Respect to Certain Transactions”. The Company also considers the provisions of The Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee (EIC) 141, which is analogous to Staff Accounting Bulletin (SAB) 104, “Revenue Recognition in Financial Statements”, and CICA EIC 142, which is analogous to the Emerging Issues Task Force consensus EITF 00-21, “Accounting for Revenue Arrangements with Multiple Elements,” in determining the appropriate revenue recognition methodology.

Northcore Technologies Inc. F-8

Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in Canadian dollars)

Hosting Fees
The Company earns revenue from the hosting of customer websites and applications.  Under existing hosting contracts, the Company charge customers a recurring periodic flat fee.  The fees are recognized as the hosting services are provided.

Application Development Fees
Typically, development of applications for our customers is provided based on a predetermined fixed hourly rate basis.  Revenue is recognized as time is incurred throughout the development process.

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

Software license agreements may be part of multiple element arrangements that include consulting and implementation services.  When these services are considered essential to the functionality of the license, the associated revenue is recognized on the basis of the percentage of completion method as specified by contract accounting principles.  When these services are not considered essential to the functionality of the license, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence (VSOE) of the fair value of each element.  The amount allocated to license revenues is based on the price charged by the Company when the same element is sold in similar quantities to a customer of a similar size and nature.  If this amount is not determinable, the residual software license revenue is the amount of the total arrangement fee less the fair value of any undelivered elements.  VSOE used in determining fair value for installation, implementation and training is based on the standard daily rates for the type of service being provided multiplied by the estimated time to complete each task.  VSOE used in determining the fair value of maintenance and support is based on the annual renewal rates.  The revenue allocable to the software license is recognized when the revenue recognition criteria are met.  The revenue allocable to the consulting services is recognized as the services are performed.

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

Northcore Technologies Inc. F-9

Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in Canadian dollars)

Deferred Charges
Deferred charges are comprised of expenditures incurred in the issuance of secured subordinated notes.  The Company had previously deferred these costs and amortized them over the term of the related debt instruments.  Under CICA Handbook Section 3855, the carrying value of transaction costs at December 31, 2006 of $41,000 was charged to opening deficit on transition on January 1, 2007.  Under U.S. GAAP, the conversion of secured subordinated notes results in the expensing of the associated unamortized deferred charge.  The impact of this difference in Canadian GAAP from U.S. GAAP is disclosed in these notes to the consolidated financial statements under Canadian and United States accounting policy differences (See Note 21).

Secured Subordinated Notes
Financial instruments that contain both a liability and an equity element are required to have the instrument’s component parts classified separately under Canadian GAAP.  The Company uses the Cox-Rubinstein binomial valuation model to determine the fair value of the conversion feature at the issue dates of convertible secured subordinated notes and discloses the liability and equity components separately on its balance sheet.  For similar instruments, U.S. GAAP does not permit separate disclosure of different elements of a financial instrument in the financial statements.  The impact of this difference in U.S. GAAP from Canadian GAAP is disclosed in the notes to the consolidated financial statements under Canadian and United States accounting policy differences (See Note 21).

Financial Instruments
Effective January 1, 2007, the Company adopted the new recommendations of the CICA Handbook Section 1530, Comprehensive Income; Section 3251, Equity; Section 3855, Financial Instruments - Recognition and Measurement; and, Section 3865, Hedges.  These new handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting.  Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with GAAP.

Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading; held-to-maturity; loans and receivables; available-for-sale financial assets; or other financial liabilities.  All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost using the effective interest rate method.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is de-recognized or impaired at which time the amounts would be recorded in net income.

Upon adoption of these new standards, the Company designated its accounts receivable as loans and receivables, which are measured at amortized cost.  Accounts payable, accrued liabilities and secured subordinated notes are classified as other financial liabilities, which are measured at amortized cost.  The Company had neither available for sale, nor held to maturity instruments during the year ended December 31, 2007.

There are no significant embedded derivatives or non-financial derivatives that require separate fair value recognition on the consolidated balance sheet on transition and as at December 31, 2007.

The Company charges all qualifying transaction costs related to debt issuance to earnings as incurred.  The Company had previously deferred these costs and amortized them over the term of the related debt instruments.  The carrying value of transaction costs at December 31, 2006 of $41,000 was charged to opening deficit on transition on January 1, 2007.

The adoption of these handbook sections resulted in an adjustment to reduce deficit in the amount of $70,000, comprised of a decrease in deferred charges of $41,000 offset by a decrease in secured subordinated notes of $111,000 at January 1, 2007, being the difference in the carrying amount of secured subordinated notes at December 31, 2006 and the carrying amount calculated using the effective interest rate method from inception.

Northcore Technologies Inc. F-10

Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in Canadian dollars)

The Company had no “other comprehensive income or loss” transactions during the year ended December 31, 2007 and no opening or closing balances for accumulated other comprehensive income or loss.

Under the new standards, policies followed for periods prior to the effective date generally are not reversed, except that prior periods are reclassified to reflect the application of foreign currency translation of self-sustaining foreign operations.  Other comprehensive loss for the years ended December 31, 2006 and 2005 comprises foreign currency losses on translation of the Company’s former subsidiary in Norway, which was sold in the second quarter of 2006.

Stock-Based Compensation
The Company accounts for stock-based compensation using the fair value method of accounting, which is consistent with CICA 3870, “Stock-based Compensation and Other Stock-based Payments.”  The estimated fair value is amortized to expense over the vesting period.  Performance based options are expensed upon achievement of specific criteria.

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

Use of Significant Accounting Estimates
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting years.  Estimates are used when determining items such as the allowance for doubtful accounts, the fair value assigned to the debt and equity components of the secured subordinated notes and the expected requirements for non-operational funding.  Actual results could differ from those estimates.

UNADOPTED NEW ACCOUNTING PRONOUNCEMENTS

Capital Disclosures
In 2006, the CICA issued Handbook Section 1535, Capital Disclosures (CICA 1535).  CICA 1535 requires that an entity disclose information that enables users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital including disclosures of any externally imposed capital requirements and the consequences for non-compliance.  Disclosures required by the new standard will be included in the Company’s interim and annual consolidated financial statements commencing January 1, 2008.

Financial Instruments
In 2006, the CICA issued Handbook Section 3862, Financial Instruments - Disclosures, and Handbook Section 3863, Financial Instruments - Presentation.  These standards enhance existing disclosure requirements and place greater emphasis on disclosures related to recognized and unrecognized financial instruments and how those risks are managed.  Disclosures required by these standards will be included in the Company’s interim and annual consolidated financial statements commencing January 1, 2008.

Northcore Technologies Inc. F-11

Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in Canadian dollars)

4.	DISCONTINUED OPERATIONS

On May 18, 2006, the Company entered into an agreement with ADB Systemer Holding AS (the “Buyer”), to sell 100 percent of the Company's interest in its Norwegian subsidiary ADB Systemer AS, (“ADB Systemer”) for NOK 15,000,000 or approximately $2,687,000 in cash, subject to shareholder approval.  As compensation for the transfer of UK contracts to the Buyer, the Company receives a royalty of 10 percent of net annual sales from the contracts for a period of four years from the sale closing date.  These royalties are recognized in earnings as they become due.  The Company recorded a total of $116,000 (December 31, 2006 - $77,000) in royalties for the year ended December 31, 2007.  Certain shareholders of the Buyer were employees or executive officers of ADB Systemer and shareholders of the Company.  On June 21, 2006 the Company received approval from shareholders at its annual general meeting to proceed with the sale of ADB Systemer and changed its name to Northcore Technologies Inc. effective June 30, 2006.  The sale of the shares of ADB Systemer included the sale of the ADB Systems name.  Upon the sale of ADB Systemer, the Company retained access to all existing technology that will be used to service existing customers through a Value Added Reseller Agreement entered into with ADB Systemer.

The consolidated financial statements and related note disclosures for 2005 have been restated to reflect the impact of the discontinued operations.

The following summarizes the statement of operations and statement of cash flows information for the Company’s discontinued operations.

Income Statement	2007	2006	2005
	(in thousands, except per share amounts)
Revenue	$-	$2,399	$4,491
Income (loss) from operations	-	331	(8)
Gain from disposition of discontinued operations	-	1,791	-
Income (loss) from discontinued operations	$-	$2,122	$(8)
Income per share from discontinued operations, basic and diluted	$-	$0.02	$-

Statement of Cash Flows	2007	2006	2005
	(in thousands)
Operating activities	$-	$(317)	$141
Investing activities - Net proceeds from disposition of discontinued operations	-	2,643	-
Financing activities	-	-	-
Cash flows from discontinued operations	$-	$2,326	$141

Northcore Technologies Inc. F-12

Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in Canadian dollars)

5.      CAPITAL ASSETS

	2007			2006
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
	(in thousands)
Computer hardware	$2,479	$2,437	$42	$2,472	$2,407	$65
Computer software	13	13	-	13	13	-
Furniture and fixtures	266	266	-	266	266	-
Leasehold improvements	27	17	10	27	12	15
	$2,785	$2,733	$52	$2,778	$2,698	$80

During 2007, the Company recorded capital asset amortization in the amount of $39,000 (2006 - $31,000, 2005 - $31,000).

6.      DEFERRED CHARGES

a)	The following table summarizes the transactions within deferred charges.

	2007	2006
	(in thousands)
Opening balance	$41	$156
Adoption of accounting standards (Note 3)	(41)	-
Amortization (Note 6 (b))	-	(62)
Allocation to contributed surplus (Note 6 (c))	-	(53)
Closing balance	$-	$41

b)	During 2007, amortization of deferred charges in the amount of $nil (2006 - $62,000, 2005 - $63,000) was recorded and included in depreciation and amortization expense.

c)
During 2006, conversion of the Series I notes resulted in the allocation of $51,000 in unamortized deferred charges to contributed surplus (See Note 12 (e)).  In addition, the repayment of Series G notes resulted in the allocation of $2,000 in unamortized deferred charges to contributed surplus.

7.      TRANSACTIONS WITH RELATED PARTIES

During the year ended December 31, 2007, the Company compensated the new Chief Executive Officer in the amount of $30,000 for the period from July 12, 2007 to December 31, 2007.  The Company also compensated the Chairman in the amount of $60,000 (2006 - $55,000) for acting as the Chair of the Board.

During the year ended December 31, 2007, interest expense on advances from a director was $1,000 (2006 - $4,000).

During the year ended December 31, 2007, the Company received and repaid advances from a director and officer in the amount of $89,000.  During the year ended December 31, 2006, the Company repaid advances from related parties totaling $137,000.   The Company also paid $15,000 in advisory fees to a director in connection with the sale of ADB Systemer (See Note 4).

Northcore Technologies Inc. F-13

Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in Canadian dollars)

8.      NOTES PAYABLE AND DEMAND LOANS

The Series H secured subordinated notes with a principal balance of $170,000 matured on October 21, 2007 (See Note 9 (d)).  The Company entered into an agreement with the debt holders in December 2007 to repay the accrued interest of $60,000 in cash in January 2008 and the principal of $170,000 over a two year term at an interest rate of 11 percent, in blended interest and principal quarterly payments of $24,000.  The total amount to be repaid is $230,000 ($145,000 representing current portion of notes payable including the accrued interest of $60,000, and $85,000 representing long term portion of notes payable).  The notes payable were issued to private investors including an amount totaling $20,000 issued to a director/officer of the Company.  The notes payable mature on December 31, 2009 and are secured as per the Series H security terms (See Note 9 (d)).

Subsequent to the year ended December 31, 2007, the Company entered into an agreement with the remaining Series G debt holders to repay the accrued interest of $113,000 and the principal of $240,000 over a two year term at an interest rate of 12 percent in blended interest and principal quarterly payments of $40,000.  The total refinanced amount is $353,000 ($233,000 representing current portion of notes payable including the accrued interest of $113,000, and $120,000 representing long term portion of notes payable).  The notes payable mature on December 31, 2009 and are secured as per the Series G security terms (See Note 9 (e)).  The classification of this obligation at December 31, 2007 has been reflected based on these terms.

During the quarter ended June 30, 2007, the Company received operating loans from a private investor in the amount of $280,000.  During the quarter ended September 30, 2007, the Company received an additional $60,000 of operating loans from this investor.  The loans bore interest at 8 percent, were due on demand and were secured by a general security agreement on the assets of the Company.  The loans were settled during the quarter ended September 30, 2007 through the issuance of common shares as part of the rights offering (See Note 11 (e)).

9.      SECURED SUBORDINATED NOTES

a)
During the year ended December 31, 2007, the Company issued Series K secured subordinated notes with a face value of $1,360,000.  The Series K notes were issued to private investors including an amount totaling $60,000 issued to two directors/officers of the Company.  The Series K notes mature June 15, 2009, have an annual interest rate of 11 percent and are convertible into common shares of the Company at a price of $0.12 per common share.  Interest on the Series K notes is payable in common shares upon the earlier of quarter end, maturity or conversion of the notes.  At any time after the closing, the Series K notes, including any accrued interest thereon, will be automatically converted into common shares at the Conversion Price when the volume weighted average trading price of the common shares through its principal trading market for a 10 consecutive trading day period is $0.30 or more.  The Series K notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

As required by Canadian GAAP, the Company separated the liability and equity components of the Series K secured subordinated notes.  The Company determined the fair value of the liability component of the Series K notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing.  The Company determined the fair value of the conversion feature at the issue date of the Series K notes using the Cox-Rubinstein binomial valuation model.  The resulting pro rata fair values of the liability component of the notes and the conversion features of the shares were $744,000 and $616,000, respectively.  The liability component will be accreted to $1,360,000 over the term of the Series K notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.

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

Northcore Technologies Inc. F-14

Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
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

c)
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

Northcore Technologies Inc. F-15

Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in Canadian dollars)

During 2006, $900,000 (face value) of the Series I notes (book value of $291,000) were converted into 6,000,000 equity units represented by 6,000,000 common shares valued at $257,000 and 6,000,000 warrants valued at $243,000 (See table below).

d)
During the year ended December 31, 2004, the Company issued Series H secured subordinated notes with a face value of $520,000.  The Series H notes were issued to private investors including an amount totaling $270,000 issued to three directors/officers of the Company.  The Series H notes matured October 21, 2007, had an annual rate of interest of 11 percent payable upon the earlier of maturity and conversion and were convertible into equity units at a price of $0.20 per unit.  Each equity unit consisted of one common share and one half of a share-purchase warrant with an exercise price of $0.40 per warrant.  The share-purchase warrants expire on October 21, 2008.  The Series H secured subordinated notes were to automatically convert into units when the share price of the Company closes at or above $0.45 for 10 consecutive trading days during the term.  Holders could convert the notes into units at anytime following a four-month hold period.  If the holder did not convert and no automatic conversion takes place, the Company must repay the principal amount in cash.  In order to obtain the required approvals to issue the Series H notes, the Company retroactively increased the interest rate on the Series G notes from an annual rate of 7 percent to an annual rate of 11 percent. The Series H notes were secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

As required by Canadian GAAP, the Company separated the liability and equity components of the Series H secured subordinated notes.  The Company determined the fair value of the liability component of the Series H notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing.  The Company determined the fair value of the conversion feature at the issue date of the Series H notes using the Cox-Rubinstein binomial valuation model.  The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $282,000, $184,000 and $54,000, respectively.  The liability component was accreted to $520,000 over the term of the Series H notes through the recording of a non-cash interest expense until such date at which the underlying notes were converted into common shares.

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

During 2005, $350,000 (face value) of the Series H notes (book value of $226,000) were converted into 1,750,000 equity units represented by 1,750,000 common shares valued at $113,000 and 875,000 warrants valued at $33,000.

During 2007, the remaining $170,000 (face value) balance of the Series H notes (book value $170,000) matured and was refinanced (See Note 8).  Accordingly, 850,000 equity units represented by 850,000 common shares valued at $55,000 and 425,000 warrants valued at $17,000 were canceled (See table below).

Northcore Technologies Inc. F-16

Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in Canadian dollars)

e)
During the year ended December 31, 2004, the Company issued Series G secured subordinated notes with a face value of $1,710,000.  The Series G notes were issued to private investors including an amount totaling $170,000 issued to three directors/officers of the Company. The Series G notes matured June 15, 2007, had an annual rate of interest of 7 percent payable upon the earlier of maturity and conversion and were convertible into equity units at a price of $0.31 per unit.  Each equity unit consisted of one common share and one half of a share-purchase warrant with an exercise price of $0.50.  The share-purchase warrants expire on June 15, 2008.  The Series G secured subordinated notes will automatically convert into units when the volume-weighted average share price of the Company closes above $0.70 for 20 consecutive trading days during the term.  Holders could convert the notes into units at anytime following a four-month hold period.  If the holder did not convert and no automatic conversion takes place, the Company must repay the principal amount in cash. The Series G notes were secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

As required by Canadian GAAP, the Company separated the liability and equity components of the Series G secured subordinated notes.  The Company determined the fair value of the liability component of the Series G notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing.  The Company determined the fair value of the conversion feature at the issue date of the Series G notes using the Cox-Rubinstein binomial valuation model.  The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $959,000, $539,000 and $212,000, respectively.  The liability component was accreted to $1,710,000 over the term of the Series G notes through the recording of a non-cash interest expense until such date at which the underlying notes were converted into common shares.

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

In addition to the financing costs described above, the Company issued to First Associates Investment Inc. (“First Associates”) an option to purchase up to 485,000 equity units at a purchase price of $0.31 per unit.  The option expired on June 15, 2006.  Each equity unit consisted of one common share and one half of a share-purchase warrant with an exercise price of $0.50.  The share-purchase warrants expire on June 15, 2008.  Using the Cox-Rubinstein binomial valuation model, the Company determined the fair value of these equity units to be $59,000.  The portion of the fair value of these options, in the amount of $33,000, attributable to the liability component of the notes was allocated to deferred charges.  The remaining portion, in the amount of $26,000, attributable to the equity components of the notes was recorded as an increase to shareholders’ deficiency.

Subsequent to the issuance of the Series G notes, the interest rate payable on the notes was retroactively increased to 11 percent.  The increase in the interest rate was a condition of the issuance of the Series H notes (See (d) above).

During 2006, $60,000 (face value) of the Series G notes (book value of $51,000) was repaid. Accordingly, 194,000 equity units represented by 194,000 common shares valued at $16,000 and 96,000 warrants valued at $6,000 were canceled (See table below).

During 2007, $50,000 (face value) of the Series G notes (book value of $47,000) were converted into 162,000 equity units represented by 162,000 common shares valued at $13,000 and 81,000 warrants valued at $5,000 (See table below).

During 2007, the remaining $1,600,000 (face value) balance of the Series G notes (book value $1,600,000) matured.  Accordingly, 5,161,000 equity units represented by 5,161,000 common shares valued at $419,000 and 2,580,000 warrants valued at $165,000 were canceled (See table below).

Northcore Technologies Inc. F-17

Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in Canadian dollars)

In connection with the refinancing of the maturing Series G notes, the Company completed a private placement issuance of the new Series K secured subordinated notes with a face amount of $1,360,000 (See (a) above), to existing holders of $1,360,000 of the Series G secured subordinated notes.  Subsequent to year-end, the Company refinanced the balance of $240,000 Series G notes through the issuance of notes payable (See Note 8).

In addition, on June 15, 2007, the Company completed a private placement issuance of 2,992,000 common shares, at $0.15 per share common share, to holders of $1,360,000 of the Series G secured subordinated notes, in payment of the related accrued interest on $1,360,000 of the Series G secured subordinated notes of $449,000 (See Note 11 (d)).

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

g)
During the year ended December 31, 2007, the Company recorded cash interest expense aggregating $272,000 (2006 - $345,000, 2005 - $312,000) and interest accretion of $333,000 (2006 - $454,000, 2005 - $405,000).

h)	As at December 31, 2007, accrued liabilities include $109,000 (2006 - $574,000) of unpaid interest payable relating to the secured subordinated notes.

Northcore Technologies Inc. F-18

Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in Canadian dollars)

i)	Accrued liabilities include accrued interest payable to related parties as follows:

	2007	2006
	(in thousands)
Series G	$-	$31
Series H	-	5
Series I	16	16
Series J	10	10
Series K	2	-
Total	$28	$62

j) Interest payments relating to the secured subordinated notes totaling $60,000 and $3,000, were made to related parties during the years ended December 31, 2007 and December 31, 2006, respectively.

k) The following summarizes the face and fair values of the liability and equity components of the secured subordinated notes.

Secured Subordinated Notes	2007		2006
	Face Value	Carrying Value	Face Value	Carrying Value
	(in thousands)
Opening balance	$2,405	$1,926	$3,455	$2,143
Change in accounting policy (Note 3)	-	(111)	-	-
Issuance of notes:
Series K (Note 9 (a))	1,360	744	-	-
Series J (Note 9 (b))	-	-	755	202
Accreted (non-cash) interest	-	333	-	454
Conversion of notes:
Series G (Note 9 (e))	(50)	(47)	-	-
Series J (Note 9 (b))	-	-	(470)	(156)
Series I (Note 9 (c))	-	-	(900)	(291)
Maturity of notes:
Series H (Note 9 (d))	(170)	(170)	-	-
Series G (Note 9 (e))	(1,600)	(1,600)	-	-
Repayment of notes:
Series G (Note 9 (e))	-	-	(60)	(51)
Series E (Note 9 (f))	-	-	(375)	(375)
Closing balance	$1,945	$1,075	$2,405	$1,926

Current portion of notes	$-	$-	$1,820	$1,682
Long term portion of notes	1,945	1,075	585	244
Closing balance	$1,945	$1,075	$2,405	$1,926

Northcore Technologies Inc. F-19

Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in Canadian dollars)

Conversion Features on Secured Subordinated Notes Including Conversion of Attached Warrants	2007		2006
	Common Shares Issuable	Carrying Value	Common Shares Issuable	Carrying Value
	(in thousands of shares and dollars)
Opening balance	17,059	$1,049	27,156	$1,513
Issuance of notes:
Series K (Note 9 (a))	11,333	616	-	-
Series J (Note 9 (b))	-	-	10,067	553
Conversion of notes:
Series G (Note 9 (e))	(243)	(18)	-	-
Series J (Note 9 (b))	-	-	(6,266)	(345)
Series I (Note 9 (c))	-	-	(12,000)	(500)
Maturity of notes:
Series H (Note 9 (d))	(1,275)	(72)	-	-
Series G (Note 9 (e))	(7,741)	(584)	-	-
Repayment of notes:
Series G (Note 9 (e))	-	-	(290)	(22)
Series E (Note 9 (f))	-	-	(1,608)	(150)
Closing balance	19,133	$991	17,059	$1,049

10.   INCOME TAXES

The Company accounts for income taxes under the asset and liability method.  Under the asset and liability method, a future tax asset is recorded based upon tax losses carried forward and differences in tax and accounting values in the Company’s assets and liabilities.  The tax asset is reduced by a valuation allowance to the extent that it is more likely than not that the asset would not be realized.  The valuation allowance is reviewed and adjusted as appropriate for each reporting period.  At December 31, 2007 and 2006, the Company established the valuation allowance at 100 percent of the future tax asset.

	2007	2006
	(in thousands)
FUTURE TAX ASSET
Tax losses carried forward	$6,800	$5,881
Difference in tax and accounting valuations for capital assets and investments	89	142
	6,889	6,023
Valuation allowance	(6,889)	(6,023)
Future tax asset	$-	$-
PROVISION FOR INCOME TAXES
Income taxes at statutory rate	$(786)	$(942)
Foreign income affected at higher rates	(21)	(14)
Change in enacted rates	1,241	271
Non-taxable income on inter-company debt forgiveness	(2,385)
Non-deductible portion of capital loss	1,024	-
Stock-based compensation not deductible for tax	28	45
Other, net	33	38
	(866)	(602)
Change to valuation allowance	866	602
Provision for income taxes	$-	$-

Northcore Technologies Inc. F-20

Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in Canadian dollars)

The provision for income taxes differs from the amount computed by applying the combined Canadian Federal and Provincial statutory income tax rate of 34 percent (2006 - 34 percent) to the loss from continuing operations before income taxes.  The sources and tax effects of the differences are indicated above.

Tax loss carry-forwards at December 31, 2007 expire as follows:

Year	Amount
(in thousands)
2009	$1,408
2010	3,782
2014	3,047
2015	3,351
2026	2,794
2027	2,188
Tax loss carry-forwards that do not expire	14,993
$31,563

The Company has net operating loss carry-forwards of $16,570,000 that expires in years 2009 through 2027, and indefinite loss carry-forwards of $14,993,000 of which $5,391,000 relate to Ireland.  Also included in the indefinite loss carry-forwards are net capital losses of $4,494,000 from continuing Canadian operations and $5,108,000 from discontinued operations which are available to reduce future year’s capital gains.

11.   SHARE CAPITAL

a)	Authorized

Unlimited number of common shares
Unlimited number of preference shares - issuable in series

b)     Outstanding Common Shares

	2007		2006		2005
	Number	Amount	Number	Amount	Number	Amount
	(in thousands of shares and dollars)
Opening balance	83,742	$101,867	74,120	$100,859	69,870	$100,052
Shares issued pursuant to:
Private placement (Note 11 (c))	-	-	-	-	2,500	468
Conversion of debentures (Note 9)	162	59	9,133	924	1,750	339
Payment of interest (Note 11 (d))	3,755	557	489	84	-	-
Rights offering (Note 11 (e))	20,628	2,012	-	-	-	-
Closing balance	108,287	$104,495	83,742	$101,867	74,120	$100,859

In addition to the above, the conversion of the remaining secured subordinated notes would result in the issuance of nil (2006 - 5,323,000) common shares for Series G notes, nil (2006 - 850,000) common shares for Series H notes, 2,000,000 (2006 - 2,000,000) common shares for Series I notes, 1,900,000 (2006 - 1,900,000) common shares for Series J notes and 11,333,000 (2006 - nil) common shares for Series K notes.

c)	Private Placement

During the year ended December 31, 2005, the Company completed a transaction resulting in the issuance of 2,500,000 common shares at a price of $0.23 per share and 1,250,000 share-purchase warrants, each exercisable into one common share at a price of $0.40 per warrant, for gross proceeds of $575,000 and net proceeds of $570,000.  Net proceeds of $444,000 were allocated to the common shares and the balance of $126,000 to warrants.  The warrants expire on February 23, 2009.

Northcore Technologies Inc. F-21

Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in Canadian dollars)

During the year ended December 31, 2005, a reduction to the financing costs related to a private share placement in December 2004, resulted in a $24,000 increase to the amount of share capital.

d)	Payment of Interest

During the year ended December 31, 2007, upon maturity of Series G notes, accrued interest in the amount of $449,000 was settled through the issuance of 2,992,000 common shares based on a fair value of $0.15 per share.

During the year ended December 31, 2007, accrued interest in the amount of $108,000 relating to Series I, J and K was settled through the issuance of 763,000 common shares based on a fair value of $0.15 per share.

During the year ended December 31, 2006, upon conversion of Series I notes, accrued interest in the amount of $60,000 was settled through the issuance of 361,000 common shares based on a fair value of $0.16 per share.

During the year ended December 31, 2006, upon conversion of Series J notes, accrued interest in the amount of $24,000 was settled through the issuance of 128,000 common shares based on a fair value of $0.19 per share.

e)	Rights Offering

On July 23, 2007, the Company offered eligible shareholders as of the record date of July 30, 2007, approximately 86,896,000 rights to subscribe for up to approximately 21,724,000 additional common shares in the Company.  Each eligible holder received one right for every common share held in the Company.  Four rights entitled the holder to purchase one common share in the Company, priced at $0.08 each.  Shareholders who exercised all of their rights were also entitled to acquire supplemental shares under the provisions of the additional subscription privilege.  Each shareholder with an address of record in the provinces or territories of Canada was eligible for the rights offering.  The rights offering closed on August 22, 2007.

In connection with the rights offering, the Company recorded a distribution to its shareholders of $449,000 which was valued using the Cox-Rubinstein binomial valuation model with the following assumptions: volatility of 62 percent, a risk free interest rate of 4.65 percent, a maturity of 23 days and a dividend yield of nil.

The distribution was recorded as a reduction to contributed surplus.  Upon issuance of the common shares under the rights offering, the value of the exercised rights of $427,000 was recorded as part of the common shares issued and the balance of $22,000 was recorded in contributed surplus.

As a result of the rights offering, the Company raised net proceeds of $1,245,000 and settled demand loans of $340,000 through the issuance of 20,628,302 common shares, each priced at $0.08 per share.

Northcore Technologies Inc. F-22

Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in Canadian dollars)

f)	Loss Per Share

The following table sets forth the computation of basic and diluted loss per share.

	2007	2006	2005
	(in thousands, except per share amounts)
Numerator:
Loss from continuing operations	$(2,312)	$(2,770)	$(3,493)
Income (loss) from discontinued operations (Note 4)	-	2,122	(8)
Net loss for the year	$(2,312)	$(648)	$(3,501)
Denominator:
Weighted average number of shares outstanding, basic and diluted	93,094	79,933	72,904

Loss per share from continuing operations, basic and diluted	$(0.02)	$(0.03)	$(0.05)
Net loss per share, basic and diluted	$(0.02)	$(0.01)	$(0.05)

       For each fiscal year, the Company excluded the effect of all convertible debt, stock options and share-purchase warrants, as their impact would have been anti-dilutive.

12.   CONTRIBUTED SURPLUS

a)	The following table summarizes the transactions within contributed surplus.

	2007	2006
	(in thousands)
Opening balance	$1,819	$1,555
Allocation of recorded value of expired warrants (Note 12 (b))	52	67
Rights offering (Note 11 (e))	(427)	-
Repayment of secured subordinated notes (Note 12 (c))	655	170
Allocation of recorded value of expired options (Note 12 (d))	-	78
Allocation of unamortized deferred charges upon conversion of secured subordinated notes (Note 12 (e))	-	(51)
Closing balance	$2,099	$1,819

b)	During the year ended December 31, 2007, recorded value of $52,000 (2006 - $67,000) related to expired warrants was allocated from warrants to contributed surplus (See Note 13 (b)).

c)
During the year ended December 31, 2007, recorded value of $655,000 (2006 - $170,000) related to the maturity of secured subordinated notes was allocated from conversion features on secured subordinated notes to contributed surplus (See Note 9).

d)	During the year ended December 31, 2006, recorded value of $78,000 related to expired options was allocated from options to contributed surplus (See Note 15).

e)
During the year ended December 31, 2006, conversion of the Series I secured subordinated notes resulted in the reduction of contributed surplus by $51,000 due to the allocation of unamortized deferred charges (See Note 6 (c)).

Northcore Technologies Inc. F-23

Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in Canadian dollars)

13.	WARRANTS

a)	The following table summarizes the transactions within warrants.

	2007		2006
	Number	Amount	Number	Amount
	(in thousands of warrants and dollars)
Opening balance	17,064	$580	8,854	$278
Warrants issued pursuant to:
Conversion of debentures (Note 9)	81	5	9,133	369
Warrants expired (Note 13 (b))	(806)	(52)	(923)	(67)
Closing balance	16,339	$533	17,064	$580

In addition to the above, the conversion of the remaining secured subordinated notes would result in the issuance of nil (2006 - 2,661,000) common share-purchase warrants for Series G notes, nil (2006 - 425,000) common share-purchase warrants for Series H notes, 2,000,000 (2006 - 2,000,000) common share-purchase warrants for Series I notes and 1,900,000 (2006 - 1,900,000) common share-purchase warrants for Series J notes.

b)
During the year ended December 31, 2004, the Company issued 806,000 common share-purchase warrants with an exercise price of $0.50 and an expiry date of May 19, 2007 as a result of the conversion of the Series F secured subordinated notes.  These warrants expired unexercised on May 19, 2007 and were accordingly canceled.

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

14.	STOCK OPTIONS

a)	Stock options are comprised of the following components:

	2007		2006
	Number	Amount	Number	Amount
	(in thousands of options and dollars)
Employees (Note 14 (b))	3,532	$1,230	2,220	$1,136
Non-employees	-	116	-	116
Total	3,532	$1,346	2,220	$1,252

b)	Employee Stock Options

The Company has a stock option plan which provides for the issuance of stock options to employees, which may expire as much as 10 years from the date of grant, at prices not less than the fair market value of the common shares on the date of grant. A total of 5,350,000 options has been authorized by the Company’s shareholders for issuance under the stock option plan.

Northcore Technologies Inc. F-24

Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in Canadian dollars)

The aggregate exercise price for employee options outstanding at December 31, 2007 was approximately $549,000 (2006 - $392,000).  The Management Resources and Compensation Committee of the Board of Directors reserves the right to determine the vesting periods to stock options granted.  The options expire between 2008 and 2012.

A summary of changes in the employee stock option plan for the two years ended December 31, 2007 is as follows:

	2007	2006	2007	2006
	Number of Options (in thousands)		Weighted Average Exercise Price
Opening balance	2,220	2,997	$0.18	$0.23
Granted	1,350	550	0.12	0.15
Cancelled	(38)	(1,327)	0.14	0.28
Closing balance	3,532	2,220	$0.16	$0.18
Exercisable, end of year	2,921	1,827	$0.16	$0.18

On July 11, 2007, the Company granted 1,350,000 stock options to employees, officers and directors.  The options have an exercise price of $0.12 and expire on July 11, 2012.  Of these options, 600,000 options vested immediately with the remaining 750,000 to vest quarterly over a six quarter period commencing with the quarter ended September 30, 2007.

On August 4, 2006, the Company granted 500,000 stock options to employees, officers and directors.  The options have an exercise price of $0.15 and expire on August 4, 2011.  The options are comprised of two categories: non-performance based options and performance based options.  The non-performance based options account for 460,000 of the options granted. These options vest quarterly over a six-quarter period commencing with the quarter ended September 30, 2006.  The remaining 40,000 performance-based options were granted to certain Company officers and will vest upon the achievement of specific Company performance objectives.  None of the performance-based options have vested as at December 31, 2007.

On June 21, 2006, the Company granted 50,000 stock options to certain employees of the Company.  The options have an exercise price of $0.15 and expire on June 21, 2011.  These options vest quarterly over a four-quarter period commencing with the quarter ended June 30, 2006.

On December 22, 2005, the Company granted 1,000,000 stock options to certain employees, officers and directors of the Company.  The options have an exercise price of $0.16 and expire on December 22, 2008.  The options are comprised of two categories: non-performance based options and performance based options.  The non-performance based options account for 500,000 of the options granted. Of these options, 400,000 vest quarterly over a four-quarter period and 100,000 were cancelled in the quarter ended March 31, 2006.  The remaining 500,000 performance-based options were granted to an officer and director of the Company and will vest upon the achievement of specific Company performance objectives.  All of these performance-based options have vested as at December 31, 2007.

On November 15, 2005, the Company granted 75,000 stock options to directors of the Company.  The options have an exercise price of $0.17 and expire on November 15, 2008.  The options vested on the date of grant.

On January 25, 2005, the Company granted 1,500,000 stock options to employees, officers and directors.  The options have an exercise price of $0.22 and expire on January 25, 2010.  The options are comprised of two categories: non-performance based options and performance based options.  The non-performance based options account for 1,361,000 of the options granted.  These options vest quarterly over a six-quarter period commencing with the quarter ended March 31, 2005.  The remaining 139,000 performance-based options were granted to certain Company officers and will vest upon the achievement of specific Company performance objectives.  None of these performance-based options have vested as at December 31, 2007.

Northcore Technologies Inc. F-25

Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in Canadian dollars)

A summary of the status of the Company’s outstanding options at December 31, 2007 is as follows:

Exercise Prices	Number of Options Outstanding (in thousands)	Remaining Contractual Life in Years	Number of Options Exercisable (in thousands)
$ 0.12	1,342	4.5	847
$ 0.15	520	3.6	480
$ 0.16	900	3.0	900
$ 0.17	75	0.9	75
$ 0.22	695	2.1	619
	3,532		2,921

The Company determined the fair value of employee stock option grants using the Cox-Rubinstein binomial valuation model with the following assumptions on a weighted average basis:

	2007	2006	2005
Dividend yield	-	-	-
Risk free interest rate	4.61%	4.21%	3.86%
Volatility	82.82%	87.27%	86.66%
Expected term, in years	5	5	4.07

The Company records compensation expense for stock options granted to employees and directors based on the fair value method of accounting.  For the year ended December 31, 2007, the employee stock option expense was $94,000 (2006 - $137,000, 2005 - $105,000).  The weighted average grant date fair values of the options issued during the year was $0.08 (2006 - $0.11, 2005 - $0.16)

15.	OTHER OPTIONS

During the year ended December 31, 2005, the Company issued 747,000 compensation options with a fair value of $193,000 relating to the issuance of Series I secured subordinated notes (See Note 9 (c)).  The options entitle the holder to purchase an equity unit at a purchase price of $0.15 per unit.  The options expire on September 12, 2010.  Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.20.  The share-purchase warrants expire on September 12, 2010.

During the year ended December 31, 2004, the Company issued 485,000 compensation options with a fair value of $59,000 relating to the issuance of Series G secured subordinated notes (See Note 9 (e)).  The options entitle the holder to purchase an equity unit at a purchase price of $0.31 per unit. The options expired unexercised on June 15, 2006.  Each equity unit consists of one common share and one half of a share-purchase warrant with an exercise price of $0.50.  The share-purchase warrants expire on June 15, 2008.

Also during the year ended December 31, 2004, the Company issued 150,000 compensation options with a fair value of $19,000 relating to a private equity placement (See Note 11 (c)).  The options entitle the holder to purchase an equity unit at a purchase price of $0.20 per unit.  The options expired unexercised on December 6, 2006.  Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.35.  The share-purchase warrants expire on December 6, 2008.

Northcore Technologies Inc. F-26

Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in Canadian dollars)

16.	FINANCIAL INSTRUMENTS

Foreign Exchange Risk
The Company’s revenue from software licensing and related services and e-commerce enabling agreements is transacted in various currencies including the Canadian dollar, U.S. dollar, UK pound, and EURO.  Correspondingly, operating expenses related to these activities are transacted in the above-denoted currencies.  The Company does not use derivative instruments to manage exposure to foreign exchange fluctuations.  During the year ended December 31, 2007, the Company incurred foreign exchange losses in the amount of $13,000 (2006 - $8,000, 2005 - $11,000), which is recorded in general and administrative expenses.

Interest Rate Risk
The Company has limited exposure to fluctuations in interest rates.  The Company does not use derivative instruments to reduce its exposure to interest rate risk.

Credit Risk
Credit risk arises from the potential that a customer will fail to meet its contractual obligations under a software licensing and related services agreement or an e-commerce enabling agreement.

In 2007, two customers accounted for 69 percent and 10 percent, respectively, (2006 - three customers accounted for 34 percent, 18 percent and 12 percent, respectively, 2005 - two customers accounted for 31 percent and 29 percent, respectively) of total revenues from continuing operations.  At December 31, 2007, three customers accounted for 52 percent, 24 percent and 11 percent, respectively, of total accounts receivable.  At December 31, 2006, two customers accounted for 64 percent and 17 percent, respectively, of total accounts receivable.

Fair Value
The fair value of monetary assets and liabilities approximates amounts at which they would be exchanged between knowledgeable and unrelated persons.  The amounts recorded in the consolidated financial statements approximate fair value, with the exception of the secured subordinated series I, J and K notes as it is not practical to determine the fair value of the notes as at December 31, 2007, considering that they are not publicly traded.

17.   COMMITMENTS AND CONTINGENCIES

(a)	Minimum payments under operating leases are as follows:

Year	Amount (in thousands)
2008	$160
2009	128

(b)
The Company entered into a licensing agreement with NCR Corporation on April 29th, 2002.  The agreement provides the Company with access to specific technology patents over a seven year period for a minimum of US $100,000 annually up to a cumulative maximum of US $5,000,000.

Northcore Technologies Inc. F-27

Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in Canadian dollars)

18.  SUPPLEMENTAL CASH FLOWS INFORMATION

The following table sets forth the changes in non-cash operating working capital items resulting from the inflow (outflow) of cash in the year.

	2007	2006	2005
	(in thousands)
Accounts receivable	$35	$130	$250
Deposits and prepaid expenses	25	52	70
Accounts payable	(26)	(320)	380
Accrued liabilities	257	211	112
Deferred revenue	(16)	(23)	15
	$275	$50	$827

The following table summarizes the non-cash financing activities of the Company.

	2007	2006	2005
	(in thousands)
Issuance of common shares in settlement of interest payments (Note 11 (d))	$557	$84	$-
Issuance of common shares in settlement of demand loans (Note 8)	340	-	-
Reduction in debt from conversion of secured subordinated notes (Note 9 (k))	(46)	(447)	(226)
Reduction in conversion feature from conversion of secured subordinated notes (Note 9 (k))	(18)	(845)	(146)
Issuance of common shares in settlement of accounts payable (Note 11 (c))	-	-	24
Issuance of compensation options relating to issuance of secured subordinated notes (Note 15)	-	-	(193)

19.	OTHER INCOME

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

Northcore Technologies Inc. F-28

Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in Canadian dollars)

The consolidated financial statements of the Company reflect the Company’s pro rata share of the joint venture’s assets, liabilities, and results of operations in accordance with the proportionate consolidation method of accounting.  The effect of proportionate consolidation of the joint venture on the Company’s consolidated financial statements is summarized as follows:

For the years ended December 31,	2007	2006	2005

Consolidated Statements of Operations
Operating revenue	$73	$72	$9
Operating expenses	(3)	(3)	(1)
Net income	$70	$69	$8
Consolidated Balance Sheets
Current assets	$36	$15	$35
Current liabilities	(31)	(35)	(27)
Net investment	$5	$(20)	$8
Consolidated Statements of Cash Flows
Operating activities	$69	$77	$35
Financing activities	(48)	(97)	-
Net cash inflow (outflow)	$21	$(20)	$35

21.  CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles as applied in Canada, which conform in all material respects with generally accepted accounting principles in the United States, except as noted below.

(a) Consolidated Financial Statements

Consolidated Balance Sheets

	2007	2006
	(in thousands)
Cash	$478	$475
Accounts receivable	119	154
Deposits and prepaid expense	38	63
Capital assets	52	80
Deferred charges (Note 21 (b))	44	110
Accounts payable and accrued liabilities	(577)	(1,075)
Deferred revenue	(52)	(68)
Current portion of notes payable	(378)	-
Current portion of secured subordinated notes (Note 21 (b))	-	(1,450)
Notes payable	(205)	-
Secured subordinated notes (Note 21 (b))	(1,556)	(747)
Shareholders’ deficiency (Note 21 (b))	2,037	2,458

Northcore Technologies Inc. F-29

Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in Canadian dollars)

Consolidated Statements of Operations

	2007	2006	2005
	(in thousands, except per share amounts)
Net loss for the year as reported under Canadian GAAP	$(2,312)	$(648)	$(3,501)
Adjustments: Accretion of interest on secured subordinated notes (Note 21 (b))	333	454	405
Amortization of deferred charges relating to secured subordinated notes under Canadian GAAP (Note 21 (b))	-	62	63
Amortization of deferred charges relating to secured subordinated notes under U.S. GAAP (Note 21 (b))	(65)	(350)	(148)
Amortization of beneficial conversion feature (Note 21 (b))	(160)	(698)	(117)
(Income) loss from discontinued operations (Note 4)	-	(2,122)	8
Net loss from continuing operations for the year as reported under U.S. GAAP	$(2,204)	$(3,302)	$(3,290)
Income (loss) from discontinued operations (Note 4)	-	2,122	(8)
Net loss for the year as reported under U.S. GAAP	(2,204)	(1,180)	(3,298)
Other comprehensive loss	-	(90)	(22)
Comprehensive loss as reported under U.S. GAAP	$(2,204)	$(1,270)	$(3,320)
Basic and diluted loss per share from continuing operations	$(0.02)	$(0.04)	$(0.05)
Basic and diluted net loss per share	$(0.02)	$(0.01)	$(0.05)

(b) Financial Instruments with Liability and Equity Elements

Under Canadian GAAP, the secured subordinated notes (See Note 9) are recorded based upon the relative fair values of the liability and equity components of the instruments.  The liability component is accreted to the face value of the subordinated notes over the term to maturity until the underlying notes are converted into common shares.  Under U.S. GAAP, upon issuance, the secured subordinated notes would have been recorded as a liability and reclassified to equity only upon conversion.  No value would have been assigned to the conversion option under U.S. GAAP if no beneficial conversion option exists.  Accordingly, the interest accretion of $333,000 (2006 - $454,000, 2005 - $405,000) that is recorded under Canadian GAAP is reversed under U.S. GAAP.

Additionally, under Canadian GAAP, the financing costs arising from the issuance of the convertible notes are allocated between the liability and equity components of the notes.  The Company had previously deferred financing costs associated with the liability component of the notes and amortized them over the term of the related debt instruments.  Under HB Section 3855, the carrying value of transaction costs at December 31, 2006 of $41,000 was charged to opening deficit on transition on January 1, 2007 (See Note 3).  Under U.S. GAAP, all of the financing costs are deferred and amortized over the term of the underlying debt.  As a result, the 2007 amortization expense under U.S GAAP is $65,000 (2006 - $128,000, 2005 - $125,000) compared to an amortization expense of $nil (2006 - $62,000, 2005 - $63,000) under Canadian GAAP.  In addition, the deferred financing costs are $44,000 at December 31, 2007 (2006 - $110,000) under U.S. GAAP as compared to $nil (2006 - $41,000) under Canadian GAAP.

Furthermore, under Canadian GAAP, conversion of debt results in the allocation of any unamortized deferred financing charges associated with that debt to shareholders’ deficiency.  Under U.S. GAAP, such unamortized financing charges are expensed upon conversion of the associated debt.  Accordingly, under U.S. GAAP, an additional amount of $1,000 (2006 - $222,000, 2005 - $23,000), representing the unamortized financing charges associated with the conversion of the Series G notes (2006 - Series G and I notes, 2005 - Series H notes), is expensed.  The unamortized financing charges under Canadian GAAP, in the amount of $1,000 (2006 - $53,000, 2005 - $12,000), were allocated to contributed surplus upon the conversion of the Series G notes (2006 - Series G and I notes, 2005 - Series H notes).

Northcore Technologies Inc. F-30

Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in Canadian dollars)

Further, under U.S. GAAP, the beneficial conversion feature represented by the excess of the fair value of the shares issuable on conversion of the subordinated notes, measured on the commitment date, over the amount of the loan proceeds to be allocated to the common shares upon conversion would be allocated to additional paid in capital.  This results in a discount on the subordinated notes that is recognized as additional interest expense over the term of the subordinated notes and any unamortized balance is expensed immediately upon conversion of the subordinated notes.  Accordingly, for U.S. GAAP purposes, the Company has recognized a beneficial conversion feature in the amount of $340,000 relating to the Series K subordinated notes.  In 2006, the Company recognized beneficial conversion features of $220,000 relating to the Series J subordinated notes.  In 2005, the Company recognized beneficial conversion features of $664,000 relating to the Series I subordinated notes.  An interest expense of $160,000 (2006 - $698,000, 2005 - $117,000) results from the amortization of the discount over the term to maturity of those subordinated notes as well as the unamortized discount for those subordinated notes converted during the year.  Canadian GAAP does not require the recognition of any beneficial conversion feature.

(c) Investment in Jointly Controlled Company

Canadian GAAP requires the proportionate consolidation of investments in joint ventures.  Proportionate consolidation is generally not permitted under U.S. GAAP; instead investments in joint ventures are accounted for in accordance with the equity basis of accounting.

Although the application of proportionate consolidation has no impact on the Company’s net loss or shareholders’ deficiency, it does increase the amounts reported for the Company’s current assets, current liabilities, revenue, expenses and cash flow from operations by the amounts disclosed in Note 20 as compared to the amounts that would otherwise be reported under U.S. GAAP.  As allowed under the rules of the Securities and Exchange Commission, this difference has not been reflected in the table of certain consolidated balance sheet items presented above.

(d) Additional Disclosures as Required in Accordance with U.S. GAAP

U.S. GAAP requires the disclosure of the allowance for doubtful accounts.  The accounts receivable balance reported on the consolidated balance sheet at December 31, 2007, includes an allowance for doubtful accounts in the amount of $nil (2006 - $nil).

U.S. GAAP requires the disclosure of accrued liabilities that exceed five percent of current liabilities.  Included in accrued liabilities at December 31, 2007 are accrued interest payable of $109,000 (2006 - $574,000) and accrued audit fees of $98,000 (2006 - $95,000).

U.S. GAAP requires the disclosure of non-cash interest components incurred during the year.  In 2007, the Company incurred $160,000 (2006 - $698,000, 2005 - $117,000) in non-cash interest expense associated with secured subordinated notes.

(e) Impact of New Accounting Pronouncements

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

As discussed in Note 3, the Company adopted certain new financial instrument accounting standards for Canadian GAAP purposes.  These changes in accounting policies were not required to be made for U.S. GAAP purposes.

Northcore Technologies Inc. F-31

Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in Canadian dollars)

22.	SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, that is, the design, delivery, hosting and support of software solutions for use by its customers.  The single reportable operating segment derives its revenues from the sale of software licenses and related services.  Sales for each regional segment are based on the location of third party customer.

The Company operates in two reportable geographic segments: 1) North America; and 2) Ireland and the United Kingdom.   The accounting policies of the segments are the same as those described in the significant accounting policies in Note 3.  Substantially all of the Company’s assets are in Canada.  Information about the Company’s geographical net revenues is set forth below:

Net Revenue by Geographic Regions:	2007	2006	2005
	(in thousands)
North America	$1,050	$661	$657
Ireland and U.K.	116	412	628
Revenue from discontinued operations (Note 4)	-	2,399	4,490
	$1,166	$3,472	$5,775

Northcore Technologies Inc. F-32