Form 20-F
period 2008-12-31
NORTHCORE TECHNOLOGIES INC.
filed 2009-04-01
CIK 1079171

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008 OR
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
109,527,181 Common Shares as of December 31, 2008

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐    International Financial Reporting Standards as issued by the International Accounting Standards Board ☐     Other ☒

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☒
If this an annual report, indicate by check mark whether the registrant is a shell company (as determined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

NORTHCORE TECHNOLOGIES INC.

Annual Report on Form 20-F for the Fiscal Year
Ended December 31, 2008

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

You can identify these statements when you see words such as "may", "expect", "anticipate", "estimate", "believe", "intend", and other similar expressions.  These forward-looking statements relate, among other items, to:

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

We have based these forward-looking statements largely on our current plans and expectations.  Forward-looking statements are subject to risks and uncertainties, some of which are beyond our control.  Our actual results could differ materially from those described in our forward-looking statements as a result of the factors described in the “Risk Factors” included elsewhere in this Annual Report, including, among others:

•	the timing of our future capital needs and our ability to raise additional capital when needed;
•	our ability to repay our debt to lenders;
•	increasingly longer sales cycles;
•	potential fluctuations in our financial results and our difficulties in forecasting;
•	volatility of the stock markets and fluctuations in the market price of our stock;
•	the ability to buy and sell our shares on the Over the Counter Bulletin Board;
•	our ability to compete with other companies in our industry;
•	our dependence upon a limited number of customers;
•	our ability to retain and attract key personnel;
•	risk of significant delays in product development;
•	failure to timely develop or license new technologies;

•	risks relating to any requirement to correct or delay the release of products due to software bugs or errors;
•	risk of system failure or interruption;
•	risks associated with any further dramatic expansions and retractions in the future;
•	risks associated with international operations;
•	problems which may arise in connection with the acquisition or integration of new businesses, products, services, technologies or other strategic relationships;
•	risks associated with protecting our intellectual property, and potentially infringing the intellectual property rights of others;
•	fluctuations in currency exchanges;
•	risks to holders of our common shares following any issuance of our preferred shares; and
•	the ability to enforce legal claims against us or our officers or directors.

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

ITEM 10 - ADDITIONAL INFORMATION		60
A.	Share Capital	60
B.	Memorandum and Articles of Association	60
C.	Material Contracts	63
D.	Exchange Controls	65
E.	Taxation	65
F.	Dividends and Paying Agents	71
G.	Statements by Experts	71
H.	Documents on Display	71
I.	Subsidiary Information	72
ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK		72
ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		72
PART II		72
ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES		72
ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS		72
ITEM 15 - CONTROLS AND PROCEDURES		73
ITEM 16 [RESERVED]		73
ITEM 16		73
A.	Audit Committee Financial Expert	73
B.	Code of Ethics	73
C.	Principal Accountant Fees and Services	74
D.	Exemptions from the Listing Standards For Audit Committees	74
E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	74
PART III		74
ITEM 17- FINANCIAL STATEMENTS		74
ITEM 18 - FINANCIAL STATEMENTS		74
ITEM 19 – EXHIBITS		74

Unless otherwise indicated, all references in this Annual Report to “dollars” or “$” are references to Canadian dollars.  Our financial statements are expressed in Canadian dollars.  Except as otherwise noted, certain financial information presented in this Annual Report has been translated from Canadian dollars to U.S. dollars at an exchange rate of Cdn$1.224 to US$1.00 (or US$0.776 to Cdn 1.00), the noon buying rate in New York City on December 31, 2008 for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.  These translations are not intended to suggest that Canadian dollars have been or could be converted into U.S. dollars at that or any other rate.

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The selected financial data set forth below should be read in conjunction with, and is qualified by reference to, our consolidated financial statements and the related notes, and the section "Operating and Financial Review and Prospects" included elsewhere in this Annual Report.  The consolidated statement of operations data for the years ended December 31, 2008, 2007, and 2006 and consolidated balance sheet data as of December 31, 2008 and 2007, as set forth below, are derived from our audited consolidated financial statements and the related notes included elsewhere in this Annual Report. The consolidated statement of operations data for the years ended December 31, 2005 and 2004 and the consolidated balance sheet data as at December 31, 2006, 2005, and 2004 have been derived from our audited consolidated financial statements for those years, as adjusted for discontinued operations related to the disposition of the Company’s Norwegian subsidiary ADB Systemer AS in June 2006, which are not included in this Annual Report but have previously been filed with the Commission.

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

Historical results are not necessarily indicative of results to be expected for any future period.

	Year Ended December 31,(3)
Statement of Operations Data:	2008 (Cdn$)	2007 (Cdn$)	2006 (Cdn$)	2005 (Cdn$)	2004 (Cdn$)
	(in thousands except for per share data)

Revenue	741	1,166	1,073	1,285	1,478
Operating expenses:
General and administrative	1,485	1,703	1,790	2,559	3,043
Customer service and technology	689	762	664	839	854
Sales and marketing	117	276	377	505	561
Employee stock options	43	94	137	105	27
Depreciation and amortization	33	39	92	95	149
Interest expense	729	604	783	717	443
Total expenses	3,096	3,478	3,843	4,778	5,077
Loss from continuing operations	(2,355)	(2,312)	(2,770)	(3,493)	(3,599)
Loss	(2,355)	(2,312)	(648)	(3,501)	(5,104)
Loss per common share (1)	(0.02)	(0.02)	(0.01)	(0.05)	(0.08)

Weighted average number of common shares	108,861	93,094	79,933	72,904	61,938

	As at December 31,
Balance Sheet Data: (2)	2008 (Cdn$)	2007 (Cdn$)	2006 (Cdn$)	2005 (Cdn$)	2004 (Cdn$)
	(in thousands)

Working capital (deficit)	(1,692)	(372)	(2,132)	(1,164)	381
Total assets	812	687	813	1,843	2,493
Shareholders’ deficiency	(2,403)	(1,600)	(2,255)	(2,710)	(1,009)

(1)	For each fiscal year, the Company excluded the effect of all convertible debt, stock options and share-purchase warrants, as their impact would have been anti-dilutive.
(2)	The Company has not paid dividends since its formation.
(3)
The statement of operations data for the years ended December 31, 2005 and 2004 have been restated to reflect the impact of the classification of the Company’s Norwegian subsidiary, ADB Systemer AS, as discontinued operations as a result of the disposition in June 2006.

EXCHANGE RATES

The following tables set forth, for the periods indicated, certain exchange rates based on the noon buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York.  Such rates are the number of U.S. dollars per one Canadian dollar and are the inverse of the rates quoted by the Federal Reserve Board of New York for Canadian Dollars per U.S. $1.00.  On March 27, 2009, the exchange rate was US$1.00 = Cdn$1.2392.

	Year Ended December 31,
Rate	2008	2007	2006	2005	2004

Average during year (1)	1.06677	0.9419	0.8844	0.8254	0.7702
(1) The average rate is the average of the exchange rates on the last day of each month during the year.

Month	High during month	Low during month

September 2008	1.0797	1.0338
October 2008	1.2942	1.0607
November 2008	1.2849	1.1502
December 2008	1.2971	1.1962
January 2009	1.2749	1.1822
February 2009	1.2710	1.2190

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS.

Not applicable.

D.	RISK FACTORS

The following is a summary of certain risks and uncertainties, which we face in our business.  This summary is not meant to be exhaustive.  These Risk Factors should be read in conjunction with other cautionary statements, which we make in this Annual Report and in our other public reports, registration statements and public announcements.

WE WILL NEED ADDITIONAL CAPITAL AND IF WE ARE UNABLE TO SECURE ADDITIONAL FINANCING WHEN WE NEED IT, WE MAY BE REQUIRED TO SIGNIFICANTLY CURTAIL OR CEASE OUR OPERATIONS

We have not yet realized profitable operations and have relied on non-operational sources of financing to fund our operations.  Since we began our operations, we have been funded primarily through the sale of securities to investors in a series of private placements, convertible debt instruments, sales of equity to, and investments from, strategic partners, gains from investments, option exercises, a rights offering and, to a limited extent, through cash flow from operations.  While our Company’s financial statements for the year-ended December 31, 2008, have been prepared on the basis of accounting principles applicable to a going concern, certain adverse conditions and events cast substantial doubt upon the validity of this assumption. We have not yet realized profitable operations and have relied on non-operational sources of financing to fund operations.  Our ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2008.  We cannot provide assurance that we will be able to execute on our business plan or assure that efforts to raise additional financings would be successful.

Management believes that continued existence beyond 2008 is dependent on its ability to increase revenue from existing products, and to expand the scope of its product offering which entails a combination of internally developed software and partnerships with third parties.  As of December 31, 2008, we had cash on hand and cash equivalents of approximately $460,000.

We do not have any committed sources of additional financing at this time and we are uncertain whether additional funding will be available when we need it on terms that will be acceptable to us or at all. If we are not able to obtain financing when we need it, we would be unable to carry out our business plan and would have to significantly curtail or cease our operations. We have included in Note 2 to our financial statements for the year ended December 31, 2008, a discussion about our ability to continue as a going concern. Potential sources of financing include strategic relationships, public or private sales of our shares, debt, convertible securities or other arrangements. If we raise funds by selling additional shares, including common shares or other securities convertible into common shares, the ownership interests of our existing shareholders will be diluted.  If we raise funds by selling preferred shares, such shares may carry more voting rights, higher dividend payments or more favorable rights upon distribution than those for the common shares.  If we incur debt, the holders of such debt may be granted security interests in our assets.  Because of our potential long-term capital requirements, we may seek to access the public or private equity or debt markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time. The auditors’ report on our 2008 consolidated financial statements includes additional comments that refer to this uncertainty with respect to our ability to continue as a going concern. If we fail to obtain financing when we need it, it would have a material adverse effect on our business, financial condition, cash flows and results of operations.

WE ARE NOT PROFITABLE AND WE MAY NEVER BECOME PROFITABLE

We have accumulated losses of approximately $113.61 million as of December 31, 2008.  For the year ended December 31, 2008 our loss was $2.35 million. We have never been profitable and expect to continue to incur losses for the foreseeable future.  We cannot assure you that we will earn profits or generate positive cash flows from operations in the future.

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

THE LIMITED OPERATING HISTORY OF OUR JOINT VENTURE WITH GE COMMERCIAL FINANCE HAS MADE US DEPENDENT UPON A SMALLER CUSTOMER BASE OF LARGER CLIENTS

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

WE ARE A GROWTH STAGE COMPANY AND ARE SUBJECT TO THE RISKS INHERENT IN A NEW BUSINESS

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

OUR SHARE PRICE HAS FLUCTUATED SUBSTANTIALLY AND MAY CONTINUE TO DO SO

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

In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. Such litigation, if instituted against us, could result in substantial costs and a diversion of management’s attention and resources, which could have a material adverse effect on our business, results of operations, cash flow, financial condition and prospects. If we do not prevail in any such action, which may be brought, we could be forced to pay damages.

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

OUR COMMON SHARES ARE SUBJECT TO “PENNY STOCK” REGULATIONS WHICH MAY AFFECT YOUR ABILITY TO BUY OR SELL OUR COMMON SHARES

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

THE MARKETS IN WHICH WE OPERATE ARE HIGHLY COMPETITIVE

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

IMPACT OF CURRENT GLOBAL ECONOMIC CONDITIONS

Recently, global financial markets and economic conditions have been, and may continue to be, disrupted and volatile. As a result of concerns about the stability of financial markets generally and the solvency of creditors specifically, the cost of obtaining money from the credit markets generally has increased as many lenders and institutional investors have increased interest rates, enacted tighter lending standards, refused to refinance existing debt on terms similar to current debt and in some cases, ceased to provide funding to borrowers. Concerns about the current economic situation may also have the effect of tightening the equity markets making any equity based financing which we may desire to undertake difficult to obtain, or obtainable only on terms and conditions which we may find burdensome or unacceptable.  These issues, along with the current weak economic conditions have made, and may continue to make, it more difficult for us to obtain necessary funding on reasonable and competitive terms, and as a result, our ability to continue our businesses, pursue improvements, and continue future growth may be limited or curtailed.  In addition, current weak economic conditions may negatively impact our customers’ ability to obtain financing and fund their businesses.  As a result, we may incur decreases in sales, which will negatively impact our revenue.

WE DEPEND HEAVILY ON A SMALL NUMBER OF CUSTOMERS, AND IF WE LOSE ANY OF THEM OR THEY REDUCE THEIR BUSINESS WITH US, WE WOULD LOSE A SUBSTANTIAL PORTION OF OUR REVENUES

In 2008, two customers accounted for 61 percent and 13 percent, respectively, (2007-two customers accounted for 69 percent, and 10 percent, respectively) of total revenues from continuing operations.  If our relationships with any of these customers is severed or meaningfully altered, we would experience a significant decline in our performance, particularly through reduced revenues, which would have a material adverse effect on our business, financial condition, cash flows and results of operations.

WE MAY NOT BE ABLE TO RETAIN OR ATTRACT THE HIGHLY SKILLED PERSONNEL WE NEED

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

SIGNIFICANT DELAYS IN PRODUCT DEVELOPMENT WOULD HARM OUR REPUTATION AND RESULT IN LOSS OF REVENUE

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
•      Increased service and warranty costs;
•      Legal action by our customers; and
•      Increased insurance costs.

SYSTEMS DEFECTS, FAILURES OR BREACHES OF SECURITY COULD CAUSE A SIGNIFICANT DISRUPTION TO OUR BUSINESS, DAMAGE OUR REPUTATION AND EXPOSE US TO LIABILITY

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

OUR BUSINESS HAS UNDERGONE DRAMATIC EXPANSION AND RETRACTION PHASES SINCE OUR FORMATION.  WE MAY NOT BE ABLE TO MANAGE FURTHER DRAMATIC EXPANSIONS AND RETRACTIONS IN THE FUTURE

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

SALES TO CUSTOMERS OUTSIDE CANADA ACCOUNT FOR A SIGNIFICANT PORTION OF OUR REVENUE, WHICH EXPOSES US TO CERTAIN RISKS

While we currently operate out of Canada, many of our customers are based outside of Canada. There are risks inherent in doing business outside Canada, including:

•	Differing laws and regulatory requirements;
•	Political and economic risks;
•	Currency and foreign exchange fluctuations and controls;
•	Tariffs, customs, duties and other trade barriers;
•	Longer payment cycles and problems in collecting accounts receivable;
•	Potentially adverse tax consequences; and
•	Any of these risks could adversely affect the success of our business;

PART I ACQUISITIONS OF COMPANIES OR TECHNOLOGIES MAY RESULT IN DISRUPTIONS TO OUR BUSINESS AND/OR DISTRACTIONS FOR OUR MANAGEMENT

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

IF WE ARE UNABLE TO SUCCESSFULLY PROTECT OUR INTELLECTUAL PROPERTY OR OBTAIN CERTAIN LICENSES, OUR COMPETITIVE POSITION MAY BE WEAKENED

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

OTHERS COULD CLAIM THAT WE INFRINGE ON THEIR INTELLECTUAL PROPERTY RIGHTS, WHICH MAY RESULT IN COSTLY AND TIME-CONSUMING LITIGATION

Our success will also depend partly on our ability to operate without infringing upon the proprietary rights of others, as well as our ability to prevent others from infringing on our proprietary rights.  We may be required at times to take legal action in order to protect our proprietary rights.  Also, from time to time, we may receive notice from third parties claiming that we infringe their patent or other proprietary rights. In the past, a certain third party claimed that certain of our technology infringed their intellectual property rights.    The claim with the particular third party has been resolved in a prior period through a licensing arrangement.  There can be no assurances that other third parties will not make similar claims in the future.

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

WE ARE SUBJECT TO RISKS ASSOCIATED WITH EXCHANGE RATE FLUCTUATIONS

The Company’s revenue from software licensing and related services and application hosting and development enabling agreements is transacted in various currencies including the Canadian dollar, U.S. dollar and U.K. pound. Correspondingly, operating expenses related to these activities are transacted in the above-denoted currencies. The Company does not use derivative instruments to manage exposure to foreign exchange fluctuations. Fluctuations in the exchange rates of these currencies or the exchange rate of other currencies against the Canadian dollar could have a material adverse effect on our business, financial condition, cash flows and results of operations.

OUR PREFERRED SHARES COULD PREVENT OR DELAY A TAKEOVER THAT SOME OR A MAJORITY OF SHAREHOLDERS CONSIDER FAVORABLE

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

IT MAY BE DIFFICULT FOR YOU TO ENFORCE LEGAL CLAIMS AGAINST US OR OUR OFFICERS OR DIRECTORS

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

During 2002, ADB Inc. entered into a series of agreements with the Brick Warehouse Corporation (“The Brick”) whereby the parties agreed to cooperate in online retail operations that utilized the retail technology that the Company had developed and operated under the name “Bid.Com International Inc.” in the online sale of consumer products to be supplied by The Brick. In connection with these transactions The Brick granted to the Company a secured loan and the Company completed a corporate reorganization by plan of arrangement, as described below.

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

MAJOR DEVELOPMENTS

Significant product and business developments over the last three fiscal years have been as follows:

FISCAL 2008

Northcore completed a number of customer and operational activities throughout the course of 2008.  These activities were designed to accelerate revenue opportunities, solidify our financial position, and strengthen our abilities to work with our customers and partners.

OPERATIONS
Of note, Northcore:

•	Enhanced the organization’s technology infrastructure to allow the Company to accommodate greater numbers of clients and attendant users;
•	Completed a series of private placements securing gross proceeds of $1,803,000 through the issuances of Series L, M and N secured subordinated notes;
•
Entered into an agreement with the remaining Series G debt holders to repay the accrued interest of $113,000 and the principal of $240,000 over a two year term at an interest rate of 12 percent, in blended interest and principal quarterly payments of $40,000; and

•	Increased the size of the applications development team during the fourth quarter to more effectively service new and existing clients as well as evolve the current technology base;

CUSTOMER ACTIVITIES
During 2008 Northcore focused on expanding the breadth of existing customer relationships and extending the product line in order to open up new opportunities. Results of this strategy include:

•	Significant enhancements to the core Asset Tracking system, performed in partnership with Kraft Foods, enabling anticipatory asset sourcing;
•	Creation of the first generation of a mobile Asset Tracking platform, extending product reach into a customer base that requires a portable, rugged-ized, execution environment; and
•	Completed the delivery of a large scale mission critical application to a Fortune 500 company that was put into global use;

JOINT VENTURE WITH GE COMMERCIAL FINANCE
Throughout 2008, Northcore continued to support GE Asset Manager, LLC, our joint venture with GE Commercial Finance. The provision of Asset Disposition services to a number of key clients, such as Western Express, Kitty Hawk, and the Hyster and Yale corporations, are examples of this focus.

Working closely with GE, we have also augmented the core GE Asset Manager product suite, with enhancements to Asset Appraiser and tighter integration of the Asset Tracking technology to the Asset Sales platform. We expect this to have broad customer appeal.

We also supported a significant international expansion in the use of Asset Tracker by Kraft Foods.

We believe that the combination of these activities will open up significant opportunities for the coming year.

FISCAL 2007

Northcore completed a number of customer and operational activities throughout the course of 2007.  These activities were designed to accelerate revenue opportunities, solidify our financial position, and strengthen our abilities to work with our customers and partners.

OPERATIONS
Of note, Northcore:

•	Announced a management change, naming Duncan Copeland as Chief Executive Officer and Jim Moskos as Chief Operating Officer effective July 12, 2007;

•	Generated gross proceeds of $1.65 million through a rights offering to eligible shareholders;

•
Completed a private placement, issuing a new Series K subordinated notes with a face amount of $1.36 million to existing holders of our Series G Notes.   In addition, Northcore completed a private placement issuance of 2.99 million common shares in consideration of the $449,000 Series G accrued interest debt; and

•
Refinanced the Series H subordinated notes with a principal balance of $170,000 and accrued interest of $60,000.  The Company entered into an agreement with debt holders in December 2007 to repay the accrued interest of $60,000 in cash in January 2008 and the principal of $170,000 over a two year term at an interest rate of 11 percent, in blended interest and principal quarterly payments of $24,000;

CUSTOMER ACTIVITIES

Northcore devoted considerable effort in 2007 to growing our customer base and building long-term relationships with existing clients.  Our customers take advantage of Northcore’s suite of asset management software solutions and custom applications to introduce process improvements and reduce operational costs.  Through these efforts, Northcore:

•	Renewed a three-year application hosting agreement with GE Commercial Finance to provide web-based capabilities for asset disposition, asset tracking and asset appraisal;

•
Extended the terms of its technology and services agreements with the School Board of Broward County, the State of Tennessee Department of General Services, and Newfoundland and Labrador Housing Corporation. The customers use Northcore’s technology and services to manage their maintenance activities;

•
A key thrust of our activities in 2007 focused on increasing our revenue stream from the provision of technology-based services to our customers, such as The Brick.  These services allow Northcore to extend our relationships and provide a point of differentiation for the Company. In particular, these services center on the development of applications customized specifically for the needs of our customers; and

•
The most prominent achievement related to our services delivery strategy was the signing of a master professional services agreement with a leading Fortune 500 customer.  This agreement, which already has  resulted in a number of revenue-generating projects, is designed to streamline the process by which Northcore delivers future technology and application development services to all of the customer’s businesses;

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

•
Working with GE, we also delivered asset disposition capabilities to a number of organizations looking to maximize the yield for their surplus assets.  These customer organizations, such as the Fastenal Company and Arthur Machinery, represent several industry verticals including transportation, construction materials and manufacturing equipment.

•
Throughout the year, we also continued to support a number of existing joint venture customers, such as Kraft Foods and GE Infrastructure.  Both organizations expanded their use of Asset Tracker, our web-based application for asset management.

FISCAL 2006

•
Northcore successfully completed a number of operational and customer activities in 2006.  The most significant of which included the sale of our Norway business unit and renaming the Company to Northcore Technologies Inc., both of which received shareholder approval, and concentrating our sales and marketing efforts in North America.  These developments underscore our strategic direction for 2008 and beyond.

•	Effective July 18, 2006 our stock symbol on the TSX was changed to NTI and our symbol on the OTCBB was changed to NTLNF.

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

JOINT VENTURE WITH GE COMMERCIAL FINANCE

•
In 2006, Northcore continued to devote significant attention to the rollout of GE Asset Manager, LLC, and our joint venture effort with GE Commercial Finance, Capital Solutions (“GE” or “GE Commercial Finance”). Northcore’s joint venture efforts have generated a number of positive results to date.  Through the joint venture, Northcore has strengthened its relationship with GE, delivered new web-based asset management capabilities, expanded new relationships with customers such as Kraft Foods Inc., the Toro Company and Fastenal Company. These activities provide a basis for continued growth in the near and long-term.

COMPANY’S JOINT VENTURE WITH GE COMMERCIAL FINANCE

On December 31, 2003 ADB Systems USA, Inc. (“ADB USA”), a wholly owned subsidiary of the Company, entered into an Amended and Restated Operating Agreement (the “Operating Agreement”) with General Electric Capital Corporation through its business division GE Commercial Finance. This agreement was entered into in connection with the establishment of GE Asset Manager, LLC, a joint business venture in which both GE Commercial Finance and ADB USA hold a 50 percent interest.  Pursuant to this business venture, GE Commercial Finance and ADB USA also entered into the following agreements that are included as exhibits to the Operating Agreement:  ADB License Agreement, ADB Services Agreement, GE License Agreement and GE Service Agreement. GE Asset Manager, LLC, which carries on business under the name GE Commercial Finance Asset Manager (“GE Asset Manager”), is an integrated, web-based business enabling mid- and large-size organizations to reduce operating costs by simplifying and consolidating their asset management programs. GE Asset Manager features all-in-one capabilities designed for sourcing of new equipment, tracking and reallocation of existing assets, automated appraisal management and disposition of surplus equipment.

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

For a description of principal capital expenditures and divestitures, see ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS   As of March 30, 2009 we do not have any significant current capital divestitures or any current capital expenditures.

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

Designed to help our customers get full value from their capital assets, we believe the Company’s integrated asset management solutions:

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

Through our wholly owned subsidiary, ADB Systems USA, Inc., Northcore owns a 50 percent interest in GE Asset Manager, LLC a joint business venture launched with GE Commercial Finance which operates under the name GE Commercial Finance Asset Manager  (see Part I - Item 4.A - “Joint Venture with GE Commercial Finance”). GE Asset Manageroffers a suite of integrated, web-based solutions that are designed to help organizations gain greater control of their capital assets and implement new process efficiencies to their operational activities which we believe enables our customers to:

•	Automate sourcing and tendering processes;
•	Track and re-deploy assets more effectively;
•	Automate equipment appraisals; and
•	Efficiently market and sell surplus equipment.

We believe however, that the current economic turmoil paradoxically bodes well for Northcore. In times where access to new capital is reduced, or rendered more difficult, companies are motivated to “stretch” existing capital investments by redeploying idle and surplus assets back into productive use. In addition, assets that are ultimately unneeded represent a “harvest” opportunity, if they can be liquidated efficiently. The product suite offered by Northcore and by extension our joint venture (GE Asset Manager, LLC) provides an efficient, cost effective solution to help organizations achieve these goals.

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

Dyn@mic Buyer is delivered to our customers via a hosted model. Fees for Dyn@mic Buyer are determined on an annual basis, depending on the number of sourcing events identified by customers. Service fees are charged separately for implementation, systems integration, training and other consulting activities. Dyn@mic Buyer can be bundled with our procurement solutions or used separately depending on customer requirements.  Current users of Dyn@mic Buyer include the National Health Service (U.K.) and Vesta Insurance.

ProcureMate (TM)

ProcureMate is a web-based business-to-business e-procurement solution designed to reduce purchase costs, improve purchasing efficiencies and reduce maverick buying.  ProcureMate allows users to select goods for purchase from a web-based catalog and automatically issue purchase orders to their suppliers. In connection with the sale of our Norwegian subsidiary in June 2006, the Company entered into a value-added reseller agreement with ADB Systemer AS to continue to bring ProcureMate to market.

Key features of ProcureMate include:

•	The ability to notify suppliers automatically of purchase orders requiring processing;
•	Functionality for allowing on-line dialogue to take place between buyers and suppliers;
•	The ability to integrate to enterprise resource planning and financial systems, reducing manual efforts for processing and consolidating purchase orders, goods receipt and payment activities;
•	Functionality for facilitating direct payment and electronic funds transfer; and
•	The ability to integrate user workflow and approvals into the procurement process;

ProcureMate is licensed to customers and license fees for ProcureMate are based on the number of users named by the customer.  Service fees are charged separately for implementation, systems integration, training and other consulting activities.  ProcureMate can be bundled with our other on-line purchasing solutions or used separately depending on customer requirements.  Existing ProcureMate users include National Health Service (U.K.), Vesta Insurance, Vinmonopolet, Norway’s government-run retailer of wine and spirits, and Hordaland HFK County, a large local government entity in Norway.

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

Key capabilities of the product include:

•
Traditional rising price auctions, where the highest bids win the items being sold. The rising price auction allows participants to competitively bid on available products by incrementally adjusting their bid amounts.  Our user interface allows users to easily identify current leading bidders, minimum new bids and initial bid pricing.  Participants are informed of their bid status, and advised whether they have won, been outbid, approved or declined via electronic mail.

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

CONSULTING

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

CUSTOMIZATION AND IMPLEMENTATION

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

APPLICATION DEVELOPMENT

 A growing number of our customers have engaged us to develop web-based applications that support their unique asset management requirements. Typically, these application development projects become the proprietary technology of our customers and are not resold by us. We charge customers based on hourly service rates or through a fixed price format.

TRAINING

Upon completion of implementation (and often during implementation), we train customer personnel to utilize our solutions.   Training can be conducted in one-on-one or group situations. We also conduct “train the trainer” sessions.

MAINTENANCE AND SUPPORT

We provide regular software upgrades and ongoing support to our customers. Northcore provides these services for a yearly maintenance fee of 18 percent of the license fee for client/server environment or as part of its monthly hosting fees.

HOSTING

We also provide technology-hosting services to our customers. Through these services, customers gain access to Northcore's applications via the Internet through dedicated, secure websites.  Our hosting services enable customers to accelerate the deployment of technology initiatives while limiting investments in systems configuration and new hardware infrastructure.

GE ASSET MANAGER

GE Asset Manager is a joint venture between GE Commercial Finance and Northcore Technologies Inc. that combines GE’s equipment financing and asset management expertise together with our experience in providing mission critical technology solutions for asset lifecycle management.

With organizations needing to generate improved bottom-line results and comply with new financial regulatory requirements, GE Asset Manager has introduced a new suite of integrated, web-based solutions that are designed to help organizations gain greater control of their capital assets and implement new process efficiencies to their operational activities.

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

THIRD PARTY BUSINESS RELATIONSHIPS

Designed to extend the value of the solutions we deliver to our customers, Northcore has fostered relationships with a number of leading technology and professional service organizations. These relationships allow Northcore to develop world-class offerings that leverage the leading-edge technologies, proven methodologies and subject matter expertise of our business partners.

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

GE COMMERCIAL FINANCE

 Backed by more than 65 years of operating experience, a strong credit rating, and the vast resources of its parent, General Electric Company, GE Capital offers a wide range of value-added financial products and services through a network of 28 specialized businesses in five core niches: Equipment Management, Customer Services, Specialized Financing, Mid-Market Financing and Specialty Insurance.

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

EXPAND JOINT VENTURE WITH GE AND INCREASE OUR CUSTOMER BASE

Since the launch of GE Asset Manager, we have focused our efforts on increasing the number of joint venture customers and enhancing our portfolio of asset management technology. This focus will be a cornerstone of our efforts in 2009.

STRENGTHEN OUR POSITION AS AN ASSET MANAGEMENT SOLUTION PROVIDER AND IMPROVE OUR VISIBILITY AMONG TARGET SECTOR

While we have expanded our customer base and increased the number of users of our technology, Northcore is committed to solidifying our position as a provider of asset management solutions particularly among our target markets.

MAINTAIN AND ENHANCE OUR TECHNOLOGY

Based on the relative pricing and functionality of our products as compared with those of our competitors, we consider our proprietary software offerings to be competitive, however it is critical that we continue to maintain and enhance our technology.

 SEEKING ACQUISITIONS AND STRATEGIC INVESTMENTS

We plan to seek to expand by seeking technologies, products, and services that complement our existing business.  If appropriate opportunities are available, we may acquire businesses, technologies or products or enter into strategic relationships that may further diversify revenue sources and product offerings, expand our customer base or enhance our technology platform.

CUSTOMERS

We provide our solutions to customers in a variety of industries, including: financial services, manufacturing, government and oil and gas.

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

The following is a representative list of some of the customers for whom we have implemented or are implementing our solutions:

Customer	Solution(s)	Industry Segment	Geographic Location
GE Capital Solutions	Dyn@mic Seller	Financial Services	US
Paramount	WorkMate	Oil and Gas	Canada
Trilogy Energy Trust	WorkMate	Oil and Gas	Canada
The Brick	WorkMate	Consumer Products Retailer	Canada
Customers serviced by our joint venture, Asset Manager
Kraft Foods Global, Inc.	Asset Tracker	Manufacturing	US
GE Infrastructure	Asset Tracker	Manufacturing	US
The Toro Company	Asset Tracker	Manufacturing	US
Global Electronics Services-GE Capital Solutions	Asset Tracker	Financial Services	US

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

Our software development and technology expenditures were approximately $689,000, $762,000 and $664,000 for the year ended December 31, 2008, 2007 and 2006, respectively, including salaries and related expenses of our personnel engaged in research and development.

Our software development and technology activities in 2008 included the ongoing development of new applications framework implemented in Microsoft.Net. The new framework will be used as the foundation of all future Web based products. There was also a substantial amount of time devoted to the extension of our integration tool set, which allows us to connect our core product suite to pre-existing customer owned third party applications.

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

The Company entered into a Patent License Agreement with NCR Corporation on April 17, 2002.  The agreement provides the Company with access to specific technology patents over a seven-year period for US $100,000 annually.

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

 Although we offer a broad range of asset lifecycle management solutions, we face significant competition in each of the component product areas from the following companies:

•	Sourcing - Ariba, Inc., Emptoris, Inc., Moai, and SAP AG;
•	Procurement -Ariba, Inc., IBM, and broader ERP solution providers such as Oracle and SAP AG;
•	Asset Management- Indus International Inc., Infor, IBM, Mincom Ltd., and broader ERP solution providers such as Oracle and SAP AG; and
•	Sales solutions - eBay Inc.

In addition, many organizations use in-house developers to develop solutions for certain elements of the asset lifecycle.

C. ORGANIZATIONAL STRUCTURE

The Company has the following organizational structure, which includes the subsidiaries as set out below:

CORPORATE ORGANIZATIONAL STRUCTURE
AS OF MARCH 30, 2009

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

ITEM 4A - UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5 -OPERATING AND FINANCIAL REVIEW AND PROSPECTS MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH "ITEM 3.A-SELECTED FINANCIAL DATA" AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES INCLUDED ELSEWHERE IN THIS ANNUAL REPORT.  IN ADDITION TO HISTORICAL INFORMATION, THE FOLLOWING DISCUSSION CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF OUR PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS.  SEE "FORWARD-LOOKING STATEMENTS".

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

Our shares trade on both the Toronto Stock Exchange (TSX: NTI) and the OTC Bulletin Board (OTCBB: NTLNF).

SELECTED ANNUAL INFORMATION
(in thousands of Canadian dollars)

Year ended December 31,	2008	2007	2006
	(in thousands, except per share amounts)
Revenues	$741	$1,166	$1,073
Operating expenses:
General and administrative	1,485	1,703	1,790
Customer service and technology	689	762	664
Sales and marketing	117	276	377
Employee stock options	43	94	137
Depreciation and amortization	33	39	92
Total operating expenses	2,367	2,874	3,060
Loss from continuing operations before the under-noted	(1,626)	(1,708)	(1,987)
Interest expense:
Cash interest expense	335	272	345
Accretion of secured subordinated notes	394	333	454
Interest income	-	(1)	(16)
	729	604	783
Loss from continuing operations	(2,355)	(2,312)	(2,770)
Income from discontinued operations	-	-	2,122
LOSS FOR THE YEAR	$(2,355)	$(2,312)	$(648)
OTHER COMPREHENSIVE INCOME, NET OF TAX:
Foreign currency translation adjustment	-	-	(90)
COMPREHENSIVE LOSS	$(2,355)	$(2,312)	$(738)
LOSS PER SHARE:
From continuing operations, basic and diluted	$(0.02)	$(0.02)	$(0.03)
Loss per share, basic and diluted	$(0.02)	$(0.02)	$(0.01)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED (000’s)	108,861	93,094	79,933

A. OPERATING RESULTS

DISCONTINUED OPERATIONS

On May 18, 2006, the Company entered into an agreement with ADB Systemer Holding AS (the “Buyer”), to sell 100 percent of the Company's interest in its Norwegian subsidiary ADB Systemer AS, (“ADB Systemer”) for NOK 15,000,000 or approximately Canadian $2,687,000 in cash, subject to shareholder approval.  As compensation for the transfer of U.K. contracts to the Buyer, the Company receives a royalty of 10 percent of net annual sales from the contracts for a period of four years from the sale closing date.  These royalties are recognized in earnings as they become due.  The Company recorded a total of $38,000 (2007-$116,000, 2006-$77,000) in royalties for the year ended December 31, 2008.  Certain shareholders of the Buyer were employees or executive officers of ADB Systemer and shareholders of the Company.  On June 21, 2006 the Company received approval from shareholders at its annual general meeting to proceed with the sale of ADB Systemer and changed its name to Northcore Technologies Inc. effective June 30, 2006.  The sale of the shares of ADB Systemer included the sale of the ADB Systems name.  Upon the sale of ADB Systemer, the Company retained access to all existing technology that will be used to service existing customers through a Value Added Reseller Agreement entered into with ADB Systemer.

The following summarizes the statement of operations and statement of cash flows information for the Company’s discontinued operations.

Income Statement	2008	2007	2006
	(in thousands, except per share amounts)
Revenue	$-	$-	$2,399
Income from operations	-	-	331
Gain from disposition of discontinued operations	-	-	1,791
Income from discontinued operations	$-	$-	$2,122
Income per share from discontinued operations, basic and diluted	$-	$-	$0.02

Statement of Cash Flows	2008	2007	2006
	(in thousands)
Operating activities	$-	$-	$(317)
Investing activities - Net proceeds from disposition of discontinued operations	-	-	2,643
Financing activities	-	-	-
Cash flows from discontinued operations	$-	$-	$2,326

RESULTS OF OPERATIONS

COMPARISON OF YEARS ENDED DECEMBER 31, 2008 AND DECEMBER 31, 2007

LOSS

Our loss for the year ended December 31, 2008 was $2.355 million, an increase of $43,000 or two percent from the loss of $2.312 million reported for the year ended December 31, 2007. The increase in loss was attributable in the reduction in revenue and the increase in interest expense, partially offset by the decrease in operating expenses.

REVENUES

Revenues are comprised of services (application development activities, software implementation and license fees, training and consulting, product maintenance and customer support), application hosting and royalty fees.

Revenues decreased to $741,000 for the year ended December 31, 2008 from $1.166 million for the year ended December 31, 2007, representing a decrease of $425,000 or 36 percent.  The most significant decrease was in the area of services, where revenues decreased to $454,000, from $794,000 in 2007, a decline of $340,000 or 43 percent.  A smaller workforce, the decline in legacy applications (WorkMate and COMPASS) users and the depreciation in the U.S. dollars were the main reasons for the decline in services revenues.  Royalty fees also decreased to $38,000, from $116,000 in 2007, a decline of $78,000 or 67 percent.  Hosting fees declined to $249,000, from $256,000 in 2007, a slight decline of $7,000 or three percent.  The depreciation in the U.S. dollars was the main reason for this decrease in hosting fees during 2008.

GENERAL AND ADMINISTRATIVE

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

General and administrative expenses decreased by $218,000 or 13 percent, to $1.485 million for the year ended December 31, 2008, as compared to $1.703 million for the year ended December 31, 2007.  Continued cost-containment efforts resulted in year-over-year savings in the following areas; salaries and benefits due to a smaller administrative workforce; investor relations and insurance premiums due to lower premiums; and rent and occupancy costs due to rent rebates pertaining to the prior years received during the current year.  These savings were partially offset by the increase in professional fees due to higher legal and consulting fees and additional financing cost relating to the issuances of the secured subordinated notes during the year.

CUSTOMER SERVICE AND TECHNOLOGY

Customer service and technology expenses consist of costs associated with acquired and internally developed software, and research and development expenses, including fees to independent contractors and salaries and related expenses of personnel engaged in these activities.

Customer service and technology expenses decreased by $73,000 to $689,000 for the year ended December 31, 2008, as compared to $762,000 for the year ended December 31, 2007, representing an decrease of 10 percent.  The decrease in expenses was due primarily to the decrease in staffing levels compared to last year.

SALES AND MARKETING

Sales and marketing costs include all salaries and related expenses of sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs.

Sales and marketing costs for the year ended December 31, 2008 amounted to $117,000, compared to $276,000 for 2007, representing a decrease of $159,000 or 58 percent.  This decline was a result of a reduction in staffing levels in North America and the Company opting out the renewal of the sales and marketing contract with Sandstorm Technologies, which expired during the fourth quarter of 2007.

EMPLOYEE STOCK OPTIONS

For the year ended December 31, 2008, employee stock option expense amounted to $43,000, as compared to $94,000 for the year ended December 31, 2007, a decrease $51,000 or 54 percent.  The decrease was due to only 480,000 stock options granted in the current year as compared to 1,350,000 options granted in 2007.

DEPRECIATION

Depreciation expense for the year ended December 31, 2008 was $33,000, relatively consistent with $39,000 recorded for the year ended December 31, 2007.

INTEREST EXPENSE

Interest expense reflects interest incurred from debt instruments and loans.  Interest expense for the year ended December 31, 2008 was $729,000 compared to $605,000 for December 31, 2007, representing an increase of $124,000 or 20 percent.  During 2008, cash interest expense of $335,000 and non-cash interest expense of $394,000 were incurred related to secured subordinated notes and notes payable.  Comparatively, cash interest expense of $272,000 and non-cash interest expense of $333,000 were recorded in 2007.  The increase in interest expense was due to the new Series L, M and N subordinated notes issued during 2008

INTEREST INCOME

There was no interest income for the year ended December 31, 2008, as compared to $1,000 for the year ended December 31, 2007.

COMPARISON OF YEARS ENDED DECEMBER 31, 2007 AND DECEMBER 31, 2006

LOSS

Our loss for the year ended December 31, 2007 was $2.312 million, an increase of 257 percent from the loss of $648,000 reported for the year ended December 31, 2006.   In 2006, the Company recorded earnings from discontinued operations of $2.122 million, including a gain of $1.791 million realized on the sale of the Norway business unit, thus reducing the loss.  Loss from continuing operations for the year ended December 31, 2007 was $2.312 million, an improvement of 17 percent from a loss from continuing operations of $2.770 million reported for the year ended December 31, 2006.   The improvement in loss from operations was attributable to an increase in revenue, combined with a reduction in operating and interest expenses.

REVENUES

Revenues are comprised of services (application development activities, software implementation and license fees, training and consulting, product maintenance and customer support), application hosting and royalty fees.

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

GENERAL AND ADMINISTRATIVE

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

CUSTOMER SERVICE AND TECHNOLOGY

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

SALES AND MARKETING

 Sales and marketing costs include all salaries and related expenses of sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs.

Sales and marketing costs for the year ended December 31, 2007 amounted to $276,000, as compared to $377,000 for 2006, representing a decrease of $101,000 or 27 percent.  This decrease was attributable to lower staffing levels in the sales department, partially offset by the appointment of Sandstorm Technology Inc. as an independent sales agent to actively market and sell products and services offered by Northcore.  The contract with Sandstorm Technology Inc. expired during the fourth quarter of 2007.

EMPLOYEE STOCK OPTIONS

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

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expense was $39,000 for the year ended December 31, 2007, as compared to $92,000 for the year ended December 31, 2006, representing a decrease of 58 percent.  The decrease was due to the adoption of the new accounting policies for financial instruments, whereby the Company wrote off the balance of deferred charges through the opening deficit as of January 1, 2007.

INTEREST EXPENSE

Interest expense reflects interest incurred from debt instruments and loans.  Interest expense for the year ended December 31, 2007 was $605,000 compared to $799,000 for December 31, 2006, representing a decrease of 24 percent.  During 2007, cash interest expense of $272,000 and non-cash interest expense of $333,000 was incurred related to secured subordinated notes.  Comparatively, cash interest expense of $345,000 and non-cash interest expense of $454,000 were recorded in 2006.  The decrease in interest expense was due to the maturity of Series G and H subordinated notes; partially offset by the issuance of the Series K subordinated notes in 2007.

INTEREST INCOME

Interest income reflects interest from investments in cash and marketable securities.  Interest income was $1,000 for the year ended December 31, 2007, as compared to $16,000 for the year ended December 31, 2006.  Interest income in 2006 was realized from investing the proceeds from the sale of ADB Systemer.

GOING CONCERN

The Company has incurred negative annual cash flows from operations since inception and expects to continue to expend substantial funds to continue to develop technology, build an infrastructure to support business development efforts and expand other areas of business including the acquisition of, or strategic investments in, complementary products, businesses or technologies.  The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2008.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern.  If the going concern assumption were not appropriate, adjustments would be necessary in the carrying value of assets and liabilities, the reported losses and the balance sheet classification used.

The continued existence beyond 2008 is dependent on Company’s ability to increase revenue from existing products and services, and to expand the scope of its product offering which entails a combination of internally developed software and business ventures with third parties and to raise additional financing.

CRITICAL ACCOUNTING ESTIMATES

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

CRITICAL ACCOUNTING POLICIES

We periodically review our financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment. As part of this process, we have reviewed our selection, application and communication of critical accounting policies and financial disclosures. We have determined that the critical accounting policies related to our core ongoing business activities are primarily those that relate to revenue recognition.  Other significant accounting policies are described in Note 3 to our audited annual consolidated financial statements for the year ended December 31, 2008.

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

ADOPTION OF NEW ACCOUNTING POLICIES

CAPITAL DISCLOSURES

Effective January 1, 2008, the Company adopted the new recommendations of the CICA Handbook Section 1535, Capital Disclosures. This new Handbook Section establishes standards for disclosing information about an entity’s capital and how it is managed.  It requires the disclosure of information about an entity’s objectives, policies and processes for managing capital.  These new disclosures are included in Note 17.

FINANCIAL INSTRUMENTS

Effective January 1, 2008, the Company adopted the new recommendations of CICA Handbook Section 3862, Financial Instruments - Disclosures and Handbook Section 3863, Financial Instruments - Presentation.  Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments on the entity’s financial position and its performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.  Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives.  It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, losses and gains, and circumstances in which financial assets and financial liabilities are offset.

The adoption of these standards did not have any impact on the classification and valuation of the Company’s financial instruments.  The new disclosures pursuant to these new Handbook Sections are included in Note 16.

UNADOPTED NEW ACCOUNTING PRONOUNCEMENTS

GOODWILL AND INTANGIBLE ASSETS

In 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets.  Section 3064, which replaces CICA Handbook Section 3062, Goodwill and Other Intangible Assets, and CICA Handbook Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets.  This new standard is effective for the Company’s interim and annual consolidated financial statements for periods commencing January 1, 2009. The Company is assessing the impact of the new standard on its consolidated financial statements.

BUSINESS COMBINATIONS

In October of 2008, the CICA issued Handbook Section 1582, Business Combinations, concurrently with Handbook Section 1601, Consolidated Financial Statements, and Handbook Section 1602, Non-controlling Interests.  Section 1582, which replaces CICA Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed.  Section 1601, which replaces CICA Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests.  Section 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination. These new standards are effective for the Company’s interim and annual consolidated financial statements commencing on January 1, 2011 with earlier adoption permitted as of the beginning of a fiscal year. The Company is assessing the impact of the new standards on its consolidated financial statements.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.

In February 2008, the AcSB confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011.  The Company’s first IFRS financial statements will be for the year ending December 31, 2011 and will include the comparative period for 2010.  Starting in the first quarter of 2011, the Company will provide unaudited consolidated financial information in accordance with IFRS including comparative figures for 2010.

The Company has assembled an IFRS transition team and is committed to the development of its IFRS changeover plan during the coming year.  The Company is evaluating accounting policy differences between Canadian GAAP and IFRS based on management’s current understanding of these standards.  However, the financial reporting impact of the transition to IFRS has not yet been determined.

B.  LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

The Company has been funded to date primarily through a series of private placements of equity and convertible debentures, sales of equity to and investments from strategic partners, gains from investments and option exercises.  Since inception, the Company has received aggregate net proceeds of $93.5 million from debt and equity financing and has realized net proceeds of $26.4 million from disposal of investments. The Company has not earned profits to date and, at December 31, 2008, has an accumulated deficit of $113.6 million.  The Company expects to incur losses into 2009 and there can be no assurance that it will ever achieve profitability.  Operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of the Company’s control.

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

Cash and cash equivalents decreased by $18,000 to $460,000 as at December 31, 2008 from $478,000 as at December 31, 2007.

Current assets of $793,000 were exceeded by current liabilities (excluding deferred revenue) of $2.455 million in the current fiscal year by $1.662 million.  Current assets of $635,000 were exceeded by current liabilities (excluding deferred revenue) of $955,000 by $320,000 in the prior year.  Deferred revenue has been excluded from current liabilities as it is expected to be settled by existing resources other than cash.

a) OPERATING

Cash outflows from operating activities improved to $1.491 million in the current fiscal year compared to cash outflows from operating activities of $1.571 million in the prior year.   The improvement was due to an increase in non-cash working capital as per below.

Non-cash working capital resulted in inflows of $394,000 in fiscal 2008 compared to inflows of $275,000 in fiscal 2007, an increase of $119,000, as summarized in the following table:

	2008	2007	Change
	(in thousands on Canadian dollars)
Accounts receivable	$(186)	$35	$(221)
Deposits and prepaid expenses	11	25	(14)
Accounts payable	249	(26)	275
Accrued liabilities	342	257	85
Deferred revenue	(22)	(16)	(6)
	$394	$275	$119

b) INVESTING

There were no capital assets additions during 2008, compared to $11,000 in 2007.

c) FINANCING

Financing activities generated net inflows of $1.473 million in fiscal 2008, as compared to $1.585 million in fiscal 2007.  Cash inflows in the current year were a result of the issuance of Series L, M and N notes, which raised total proceeds of $1.803 million, partially offset by the repayment of notes payable of $329,000.  In 2007, the Company raised net proceeds of $1.245 million through a rights offering to existing shareholders during the third quarter of 2007, as well as the repayment of demand loans of $340,000 to private investors as part of the rights offering.

d) CONTRACTUAL OBLIGATIONS

As at December 31, 2008, the Company's contractual obligations, including payments due by periods over the next five years, are as follows:

	Total	2009	2010	2011	2012	2013
	(in thousands of Canadian dollars)

Operating leases	$128	$128	$-	$-	$-	$-
License agreements	30	30	-	-	-	-
Notes payable	382	382	-	-	-	-
Secured subordinated notes -principal repayment(i)	3,638	1,310	300	825	-	1,203
Secured subordinated notes - interest payment (i)	1,085	185	244	159	-	497
	$5,263	$2,035	$544	$984	$-	$1,700

(i)  Assumes secured subordinated notes are held to maturity.

FUNDING

OVERVIEW

The Company has been funded to date primarily through a series of private placements of equity and convertible debentures, sales of equity to and investments from strategic partners, gains from investments and option exercises.  Since inception, the Company has received aggregate net proceeds of $93.5 million from debt and equity financing and has realized net proceeds of $26.4 million from disposal of investments.

FUNDING - 2008

On December 12, 2008, the Company issued Series N secured subordinated notes with a face value of $600,000.  The Series N notes mature on December 12, 2011, have an annual interest rate of 10 percent and are convertible into equity units at a price of $0.10 per unit.  Interest is payable in cash upon the earlier of each quarter end, conversion, or maturity of the notes.   Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.15 per warrant.  The warrants expire on December 12, 2011.  Dundee Securities Corporation received a brokerage commission of four percent on a portion of the private placement.  The afore-mentioned conversion provisions are subject to a four month and one day hold period.  The Series N notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

On July 11, 2008, the Company issued Series M secured subordinated notes with a face value of $678,000.  The Series M notes mature on July 11, 2013, have an annual interest rate of 10 percent and are convertible into equity units at a price of $0.05 per unit.  Interest is payable in cash upon the earlier of maturity or conversion.   Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.10 per warrant.  The warrants expire on the earlier of (i) July 11, 2013 and (ii) the date which is twenty days following the issuance of a notice by the Company to holders confirming that the closing price of the Company’s common shares on the Toronto Stock Exchange, was greater than or equal to $0.20 for the preceding 10 consecutive trading days.  Dundee Securities Corporation received a brokerage commission of four percent on a portion of the private placement.  The afore-mentioned conversion provisions are subject to a four month and one day hold period.  The Series M notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

Subsequent to the year ended December 31 2008, the Company announced the conversion of secured subordinated notes and the additional proceeds secured from the exercise of warrants.  Series M note holders have converted $660,000 out of a total of $678,000 debentures and exercised a total of 13,200,000 common share-purchase warrants out of a possible 13,560,000 warrants, for total proceeds of $1,320,000.  As per the terms of the debenture, the remaining warrant options have expired.

As a result of this transaction, the Company issued 26,400,000 common shares, comprised of 13,200,000 common shares from the conversion of the Series M notes and 13,200,000 common shares from the exercising of the associated warrants

On March 31, 2008, the Company issued Series L secured subordinated notes with a face value of $525,000.  The Series L notes mature March 31, 2013, have an annual interest rate of 10 percent and are convertible into equity units at a price of $0.10 per unit.  Interest for the first two years is payable in shares upon the earlier of conversion or each anniversary date of the closing date.  Interest payable for the remaining term of the notes is payable in cash upon the earlier of conversion, each anniversary date of the closing date, or maturity.   Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.15 per warrant.  The warrants expire on the earlier of (i) March 31, 2013 and (ii) the date which is sixty days following the issuance of a notice by the Company to holders confirming that the closing price of the Company’s common shares, on the Toronto Stock Exchange, was greater than or equal to $0.36 for any 10 consecutive trading days.  The afore-mentioned conversion provisions are subject to a four month and one day holding period.  The Series L notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

FUNDING - 2007

The Series G secured subordinated notes with a face amount of $1,600,000 matured on June 15, 2007. In connection with the refinancing of the Series G notes, the Company completed a private placement issuance of the new Series K secured subordinated notes with a face amount of $1,360,000, to existing holders of $1,360,000 of the Series G secured subordinated notes.

The Series K notes were issued to private investors including an amount totaling $60,000 issued to two directors/officers of the Company.  The Series K notes mature June 15, 2009, have an annual interest rate of 11 percent and are convertible into common shares of the Company at a price of $0.12 per common share.  Interest on the Series K notes is payable in common shares upon the earlier of each quarter end, maturity or conversion of the notes.  At any time after the closing, the Series K notes, including any accrued interest thereon, will be automatically converted into common shares at the Conversion Price when the volume weighted average trading price of the common shares through its principal trading market for a 10 consecutive trading day period is $0.30 or more.  The Series K notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

In addition, on June 15, 2007, the Company completed a private placement issuance of 2,992,000 common shares, at $0.15 per common share, to holders of $1,360,000 of the Series G secured subordinated notes, in payment of the related accrued interest on $1,360,000 of the Series G secured subordinated notes of $449,000.

Subsequent to the year ended December 31, 2007, the Company entered into an agreement with the remaining Series G debt holders to repay the accrued interest of $113,000 and the principal of $240,000 in cash over a two year term at 12 percent in blended interest and principal quarterly payments of $40,000.  The total refinanced amount was $353,000 ($233,000 representing current portion of notes payable and $120,000 representing long term portion of notes payable).  The notes payable mature on December 31, 2009 and are secured as per the Series G security terms.

The Series H secured subordinated notes with a principal balance of $170,000 matured on October 21, 2007.  The Company entered into an agreement with the debt holders to repay the accrued interest of $60,000 in cash and the principal of $170,000 repaid over a two year term at 11 percent in blended interest and principal quarterly payments of $24,000.  The total refinanced amount was $230,000 ($145,000 representing current portion of notes payable and $85,000 representing long term portion of notes payable).  The notes payable were issued to private investors including an amount totaling $20,000 issued to a director/officer of the Company.  The notes payable mature on December 31, 2009 and are secured as per the Series H security terms.

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

C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

D.  TREND INFORMATION

FOREIGN EXCHANGE RISK

The Company’s revenue from software licensing and related services and e-commerce enabling agreements is transacted in various currencies including the Canadian dollar, U.S. dollar and U.K. pound.  As the majority of our revenues are realized in U.S dollar and our expenses are transacted in Canadian dollar, the appreciation of the U.S dollar against the Canadian dollar may have a favorable impact on our results.  The Company does not use derivative instruments to manage exposure to foreign exchange fluctuations.

INTEREST RATE RISK

The Company has limited exposure to fluctuations in interest rates.  The Company does not use derivative instruments to manage its exposure to interest rate risk.

CREDIT RISK

Credit risk arises from the potential that a customer will fail to meet its contractual obligations under a software licensing and related services agreement or an e-commerce enabling agreement.

The Company invests its cash and cash equivalents in investments that are of high credit quality. Given these high credit ratings, the Company does not expect any investees to fail to meet their obligations.

At December 31, 2008, three customers accounted for 66 percent, 13 percent and 12 percent, respectively, (2007 - three customers accounted for 52 percent, 24 percent and 11 percent, respectively) of total accounts receivable.

E.  OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet special purpose entities or other off-balance sheet arrangements.

F.  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As at December 31, 2008, the Company's contractual obligations, including payments due by periods over the next five years, are as follows:

	Total	2009	2010	2011	2012	2013
	(in thousands of Canadian dollars)

Operating leases	$128	$128	$-	$-	$-	$-
License agreements	30	30	-	-	-	-
Notes payable	382	382	-	-	-	-
Secured subordinated notes -principal repayment(i)	3,638	1,310	300	825	-	1,203
Secured subordinated notes - interest payment (i)	1,085	185	244	159	-	497
	$5,263	$2,035	$544	$984	$-	$1,700
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

Name, Age and Municipality of Residence	Director Since	Position with the Company
DUNCAN G. COPELAND, 52 Potomac, MD, USA	June 23, 2004	Director and Chief Executive Officer, since July 11, 2007
JIM MOSKOS, 46, Toronto, Ontario	June 7, 1999	Director and Chief Operating Officer, since July 11, 2007 President, Technology Group from October 19, 1999 to July 11, 2007
T. CHRISTOPHER BULGER, (1)(2)(3) 51, Toronto, Ontario	May 28, 1996	Director and non-executive Chairman of the Board since October 14, 2005
DARROCH ROBERTSON (1)(3), 57, Port Stanley, Ontario	June 25, 2003	Director
________________________ (1) Member of the Management Resources and Compensation Committee (2) Member of the Corporate Governance Committee (3) Member of the Audit Committee

The business experience of each of our current directors and executive officers for at least the last five years is as follows:

Directors

DUNCAN COPELAND, Potomac, Maryland
Director since June 23, 2004
Chief Executive Officer

Mr. Copeland has been our Chief Executive Officer since July 11, 2007. He has been a Director of the Company since its inception, except for the period from 2001-2004. Mr. Copeland has been a member of the faculties of the Richard Ivey School of Business, The University of Western Ontario and the Robert Emmett McDonough School of Business, Georgetown University. He is a trustee of the Charles Babbage Foundation. Mr. Copeland holds a doctorate from the Harvard Business School.

JIM MOSKOS, Toronto, Ontario
Director since June 7, 1999
Chief Operating Officer

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

T. CHRISTOPHER BULGER, Toronto, Ontario
Director since May 28, 1996
Non-executive Chairman of the Board of Directors, Chairman of the Management Resources and Compensation Committee and member of the Corporate Governance and Audit Committees

Mr. Bulger has been the non-executive Chairman of the Board since October 14, 2005 and a director of the Company since May 28, 1996. Mr. Bulger has been Chief Financial Officer of Zeno Global Limited since December 2007, a new out-of-home advertising technology that provides moving ads to moving people. Mr. Bulger was Chairman and CEO of Megawheels Technologies Inc., (“Megawheels”) from Jan 01, 2001 to April 30, 2007, a software and solutions provider to the online classified advertising industry. From December 1999 to December 2001, Mr. Bulger was President and Chief Executive Officer of eLab Technology Ventures Inc. Mr. Bulger served as Executive Vice President of our Company from September 1998 to December 1999 and Chief Financial Officer of the Company from April 1996 to September 1998. Mr. Bulger is a CFA, holds an MBA from  INSEAD, France and an HBA from The Richard Ivey School of Business, Canada.

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

Director’s relationship to Megawheels Technologies Inc. subject to Cease Trade Order

Chris Bulger, the non-executive Chairman and a director of the Company, is also the acting Chief Executive Officer and formerly the Chairman and a director of Megawheels which was listed on the TSX Venture exchange under the symbol "MWT", and which was issued a cease trade order on January 9, 2007 by the Ontario Securities Commission under paragraph 2 and paragraph 2.1 of subsection 127(1) and subsection 127(5) because Megawheels failed to provide continuous disclosure material of audited annual financial statements for the year ended August 31, 2006. Megawheels is undergoing an orderly wind-up of operations.

B.           COMPENSATION

Summary Compensation Table

The following table provides a summary of compensation earned during the most recently completed fiscal year by the Company’s Named Executive Officers (“NEOs”). The Company’s NEOs, as at the end of 2008, were our Chief Executive Officer, Duncan Copeland, and our Chief Operating Officer, Jim Moskos.  The table also discloses the executive compensation for Mr. Tam Nguyen, the Company’s Corporate Controller, who is responsible for the Company’s day-to-day financial activities and who provides the CFO certifications required under Multilateral Instrument 52-109.

					Awards		Payouts
	Annual Compensation					Restricted
					Options/	Shares or
				Other Annual	SARs	Restricted	LTIP	All Other
		Salary	Bonus	Compensation	Granted	Share Units	Payout	Compensation
Name And Principal Position	Year	($)	($)	($)(1)	(#)	($)	($)	($)

Duncan Copeland	2008	45,000	Nil	Nil	Nil	Nil	Nil	Nil
CEO	2007	30,000	Nil	Nil	250,000	Nil	Nil	Nil

Jim Moskos	2008	200,000	Nil	12,000	Nil	Nil	Nil	Nil
COO	2007	200,000	Nil	12,000	500,000	Nil	Nil	Nil
	2006	200,000	Nil	12,000	20,000	Nil	Nil	Nil

Tam Nguyen	2008	95,000	Nil	10,000	100,000	Nil	Nil	Nil
Corporate Controller	2007	90,000	Nil	6,500	40,000	Nil	Nil	Nil
	2006	90,000	Nil	Nil	100,000	Nil	Nil	Nil

(1)	The Company’s provision of automotive related expenses.

Our company has a stock option plan (the “Plan”) which was originally adopted on May 15, 1996, and as amended most recently by shareholder approval on September 12, 2001, and currently provides that options may not be granted to purchase more than 5,350,000 common shares. The Plan provides for the issuance of stock options to directors, officers and full time employees of the Company and it subsidiaries or any other person engage to provide ongoing services to the Company, which may expire as much as 10 years from the date of grant, at prices not less than the fair market value of the common shares on the date of grant. The Management Resources and Compensation Committee of the Board of Directors, whom administer the Plan, reserves the right to attach vesting periods to stock options granted.  For options granted to senior management during the fiscal year ended December 31, 2008 see Summary Compensation Table above.

Subsequent to the year ended December 31, 2008, the Management Resources and Compensation Committee has also granted options to insider directors as tabulated below;

Stock Option Grants to Insider Directors subsequent to the fiscal year ended December 31, 2008
Name:	# Options Granted	Price CDN$	Date of Grant	Expiry Date of Option
Duncan Copeland	80,000	0.20	March 11, 2009	March 11, 2014
Jim Moskos	120,000	0.20	March 11, 2009	March 11, 2014

For option grants to outside directors subsequent to the fiscal year ended December 31, 2008, not included in the above mentioned compensation table, see the table below under the heading Compensation of Directors.

During 2008, we did not provide any pension, retirement or similar benefits to our directors and officers as a group.

Compensation of Directors

       For the 2008 financial year, directors received no cash payment as fees for meetings of the Board or Committees of the Board, which they attend, and no cash payments as fee for the signing of any resolution of directors or documents on behalf of the Company.  All directors are reimbursed for reasonable out-of-pocket travel and other expenses incurred by them in attending meetings of the Board or Committee meetings.

The Management Resources and Compensation Committee is responsible for recommendations to the Board regarding the granting of incentive stock options to  directors to encourage their serving on the Board and Committees, to afford them the opportunity to be compensated properly, and to provide them with an equity stake in the Company.

The following table provides a summary of the option grants to outside directors subsequent to the fiscal year ended December 31, 2008, which were not included in the summary compensation table above.

Stock Option Grants to Outside Directors subsequent to the fiscal year ended December 31, 2008
Name:	# Options Granted	Price CDN$	Date of Grant	Expiry Date of Option
Chris Bulger	80,000	0.20	March 11, 2009	March 11, 2014
Darroch Robertson	80,000	0.20	March 11, 2009	March 11, 2014

During the 2008 financial year, Christopher Bulger, Chairman of the Board, received $45,000 compensation for acting as Chair of the Board.

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

Our Board of Directors presently consists of four directors. Under Canadian law, a majority of our Board of directors and of each of our Board Committees must be residents of Canada, subject to certain exceptions.  Each of our directors holds office until the next annual meeting of shareholders, until his successor has been elected and qualified, or his earlier resignation or removal.  Our executive officers are appointed by our Board of directors and serve at the discretion of our Board of Directors.

None of the directors have any contract or arrangement entitling them to benefits upon termination of their directorship.

The three committees of the Board are the Audit Committee, Management Resources and Compensation Committee, and the Corporate Governance Committee.

The Audit Committee, all of whose members are unrelated as defined by the TSX Corporate Governance Guidelines and Independent as defined by Nasdaq listing standards, meets with our management and our auditors on a periodic basis, before the release of quarterly results and before submission of our annual financial statements to the Board. The committee is responsible for the review and assessment of our audit practices, financial reporting and internal controls, inquiry of the auditors as to cooperation in access and disclosure by our management and the ultimate approval of our annual financial statements for submission to the Board and to the shareholders. The committee is also responsible for the appointment, compensation and oversight of the work of our auditors (including resolution of disagreements between management and our auditors regarding financial reporting).  Our Audit Committee consists of Darroch Robertson (Chairman) and Chris Bulger. The Company is in the process of filling in the position of third member of the Committee.

The Management Resources and Compensation Committee, all of whose members are unrelated as defined by the TSX Corporate Governance Guidelines and Independent as defined by Nasdaq listing standards, is responsible for recommendations to the Board regarding the appointment or removal of executive officers, reviewing the performance of the executive officers and fixing their compensation. The committee is also responsible for administering our stock option plan and ensuring that salary and benefit programs are continuously suitable for attracting, retaining and encouraging the development of knowledgeable, experienced and capable management and employees. The Management Resources and Compensation Committee of our Company consists of Christopher Bulger (Chairman) and Darroch Robertson both of whom are directors of our Company.

The Corporate Governance Committee, all of whose members are unrelated as defined by the TSX Corporate Governance Guidelines and Independent as defined by Nasdaq listing standards, oversees the implementation of our governance practices.  The committee also oversees the process for nominations to the Board and assesses the overall effectiveness of the Board. The Corporate Governance Committee consists of Chris Bulger (Chairman); he is a director of our Company. The Company is in the process of filling in the position of second member of the Committee.

C. 1.  AUDIT COMMITTEE INFORMATION

As a reporting issuer in jurisdictions that have adopted Multilateral Instrument 52-110 Audit Committees (“MI 52-110”) the Company is required to provide disclosure with respect to its Audit Committee including the text of the Audit Committee’s Charter, composition of the Committee, and the fees paid to the external auditor.

1. The Audit Committee’s Charter

A Copy of the Audit Committee Charter adopted by the Board of Directors on June 03, 2008 is attached to this Annual Report as Exhibit 4.26.

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

3. Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), Section 3.3(2) (Controlled Companies), Section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances), or an exemption from MI 52-110, in whole or in part granted under Part 8 of MI 52-110, nor has the Company relied on Section 3.8 (Acquisition of Financial Literacy) of MI 52-110.

4. Audit Committee Oversight

Directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the issuer, including the resolution of disagreements between management and the external auditor regarding financial reporting.  The Committee also recommends fees of the external auditors to the Board of Directors.

5. Pre-Approval Policies

Pursuant to the Audit Committee Charter Adopted by the Board of Directors on June 03, 2008, the Audit Committee is responsible for the pre-approval of all non-audit services to be provided to the Company or its subsidiary entities by the independent auditor.

6. External Auditor Service Fees (By Category)

Year	Audit Fees(1)	Tax Fees(2)
2007	$178,000	$3,000
2008	$174,500	$3,000

(1)
Audit Fees represent costs associated with the audit of the Company’s annual consolidated financial statements including review of securities filings and review of the Company’s interim consolidated Financial Statements.

(2)	Tax Fees represent costs associated with the preparation of the Company’s annual tax filings, tax planning and advice.

D. EMPLOYEES

As of March 30, 2009 we employed a total of 15 full-time employees as follows:

North America
Sales and Marketing	1
Technical Services	9
Finance Legal Affairs and Admin	3
Executive	2
TOTAL	15

The number of our employees as of March 30, 2009 is decreased by one employee from Sales and Marketing department as compared to the number of our employees as of March 1, 2008.

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

The number of our employees as of May 31, 2007 represents a 65 percent decrease in our workforce as compared with the number of our employees as of May 31, 2006 due to the sale of our Norwegian business unit effective June 30, 2006.

As of May 31, 2006 we employed a total of 46 full-time employees and one part-time employee as follows:

	North America	Ireland and U.K.	Norway
Sales and Marketing	4	1	2
Technical Services	4	0	12
Product Group	3	0	12
Finance and Admin	3	0	2
Executive	2	0	1
TOTAL	16	1	29

None of our employees are represented by a labor union, and we consider our employee relations to be good.

E.    SHARE OWNERSHIP

The following table sets forth information concerning share and option ownership of each of our current directors and officers as of March 30, 2009:

Name	Number of Common Shares Owned (1)	Number of Common Underlying Options (2)	Range of Exercise Prices of Options	Range of Expiration Dates of Options	Percentage of Common Shares Beneficially Owned (3)

T. Christopher Bulger	330,313	845,000	$0.12 - $0.22	1/25/10 - 03/11/14	*

Jim Moskos	153,703	1,232,500	$0.12 - $0.22	1/25/10 - 03/11/14	*

Darroch Robertson	5,000	287,500	$0.12 - $0.22	1/25/10 - 03/11/14	*

Duncan Copeland	169,550	445,000	$0.12- $0.22	11/15/08 - 03/11/14	*

Tam Nguyen	-	245,000	$0.10- $0.22	1/25/10 - 12/23/13	-
* Represents less than 1 percent.

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

(3)
This information is based on 137,437,541 common shares outstanding as of March 30, 2009.  Common shares subject to options exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

Kris Sammy, a registered individual portfolio manager with Dundee Securities Corporation, beneficially owns and/or exercises control or direction over 17,299,310 common shares and convertible debentures with warrants, representing a total of 11.60 percent of the outstanding common shares of Northcore Technologies Inc. assuming full exercise of his convertible securities.

This information is based on our records, information provided to us by directors and executive officers and a review of information, including press releases filed by our shareholders with the Ontario Securities Commission prior to March 30, 2009, and insider reports filed with the Ontario Securities Commission.  The Company’s major shareholders do not have any voting rights that differ from the rights of our other shareholders.

As at March 30, 2009 the shareholders of record held 137,437,541 common shares.

WE ARE NOT AWARE OF ANY OTHER CORPORATION, FOREIGN GOVERNMENT, OR OTHER PERSON OR ENTITY THAT DIRECTLY OR INDIRECTLY OWNS OR CONTROLS OUR COMPANY, SEVERALLY OR JOINTLY. WE ARE NOT AWARE OF ANY ARRANGEMENTS, WHICH MAY AT A LATER DATE RESULT IN A CHANGE IN CONTROL OF OUR COMPANY.

B.           RELATED PARTY TRANSACTIONS

The following officers and directors purchased Series K notes:  Jim Moskos, Chief Operating Officer and a director of the Company, purchased $10,000 of Series K notes that have not yet been converted.

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

The following officers and directors purchased Series J notes:  Jim Moskos, Chief Operating Officer and a director of the Company, purchased $13,000 of Series J notes that have not yet been converted and Chris Bulger, Chairman of the Board, purchased $56,000 of Series J notes that have not yet been converted.

The following officers and directors purchased Series I notes:  Jim Moskos, Chief Operating Officer and a director of the Company, purchased $10,000 of Series I notes that have not yet been converted; Chris Bulger, Chairman of the Board, purchased $20,000 of Series I notes that have not yet been converted and Duncan Copeland, CEO of the Company and a director of the Company, purchased $60,000 of Series I notes that have not yet been converted.

The Series H secured subordinated notes with a principal balance of $170,000 matured on October 21, 2007. The Company entered into an agreement with the remaining debt holders to repay the accrued interest of $60,000 and the principal of $170,000 repaid over a two year term at 11 percent in blended interest and principal quarterly payments of $24,000. The notes payable were issued to private investors including an amount totaling $20,000 to Jim Moskos.  The notes payable mature on December 31, 2009 and are secured as per the Series H security terms.

As at December 31, 2008, accrued interest included $50,000 (2007 - $28,000) in interest payable relating to the aforementioned secured subordinated notes due to related parties

During the year ended December 31, 2008, interest payments relating to the secured subordinated notes totaling $9,000 (2007 - $60,000) were made to related parties.

During the year ended December 31, 2008, the Company received and repaid advances from a director and officer in the amount of $59,000 (2007 - $89,000).  During the year ended December 31, 2006, the Company repaid advances from related parties totaling $137,000.   The Company also paid $15,000 in advisory fees to a director in connection with the sale of ADB Systemer.

During 2008, interest expense on advances from related parties was $1,000 (2007 - $1,000, 2006 - $4,000).

Kris Sammy, a registered individual portfolio manager with Dundee Securities Corporation, beneficially owns and/or exercises control or direction over 17,299,310 common shares and convertible debentures with warrants, representing a total of 11.60 percent of the outstanding common shares of Northcore Technologies Inc. assuming full exercise of his convertible securities.

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

SIGNIFICANT CHANGES

Except as otherwise disclosed in this report, there has been no significant change in our financial position since December 31, 2008.

ITEM 9 - THE OFFER AND LISTING

Our common shares are listed on The Toronto Stock Exchange and are quoted for trading on the OTCBB.  The Company’s stock symbols are NTI on the TSX and NTLNF on the OTCBB.

For additional information about the trading of our common shares, see Item 3-D - Risk Factors - YOUR ABILITY TO BUY OR SELL OUR COMMON SHARES ON THE OTCBB MAY BE LIMITED.

The following tables set forth the range of high and low sales prices (rounded to the nearest hundredth) as reported by The Toronto Stock Exchange and the OTCBB during the calendar years and quarters indicated.

THE TORONTO STOCK EXCHANGE

	High	Low
	(Cdn $)	(Cdn $)
ANNUAL MARKET PRICES

2004 Calendar Year	0.52	0.16
2005 Calendar Year	0.36	0.14
2006 Calendar Year	0.25	0.13
2007 Calendar Year	0.20	0.07
2008 Calendar Year	0.15	0.04

QUARTERLY MARKET PRICES

2007 CALENDAR YEAR
First Quarter	0.20	0.13
Second Quarter	0.18	0.12
Third Quarter	0.15	0.08
Fourth Quarter	0.15	0.07

2008 CALENDAR YEAR
First Quarter	0.11	0.06
Second Quarter	0.11	0.04
Third Quarter	0.13	0.05
Fourth Quarter	0.15	0.09

MONTHLY MARKET PRICES

September 2008	0.13	0.10
October 2008	0.13	0.10
November 2008	0.14	0.11
December 2008	0.15	0.09
January 2009	0.21	0.13
February 2009	0.26	0.16

NASDAQ AND OTCBB

	High	Low
	(U.S. $)	(U.S. $)
ANNUAL MARKET PRICES

2004 Calendar Year	0.41	0.12
2005 Calendar Year	0.29	0.11
2006 Calendar Year	0.27	0.10
2007 Calendar Year	0.20	0.06
2008 Calendar Year	0.15	0.03

QUARTERLY MARKET PRICES

2007 CALENDAR YEAR
First Quarter	0.20	0.10
Second Quarter	0.19	0.10
Third Quarter	0.19	0.07
Fourth Quarter	0.15	0.06

2008 CALENDAR YEAR
First Quarter	0.11	0.03
Second Quarter	0.11	0.03
Third Quarter	0.15	0.03
Fourth Quarter	0.13	0.03

MONTHLY MARKET PRICES
September 2008	0.15	0.06
October 2008	0.10	0.03
November 2008	0.13	0.05
December 2008	0.11	0.08
January 2009	0.17	0.05
February 2009	0.18	0.05

ITEM 10 - ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Preferred Shares

Our articles of incorporation authorize the issuance of an unlimited number of preferred shares, in one or more series. The Ontario Business Corporations Act does not impose restrictions upon our Board of Directors issuing preferred shares of the type authorized by our articles of incorporation. Our Board of Directors may fix, before issuing, the number of preferred shares of each series, the designation, rights, privileges, restrictions and conditions attaching to the preferred shares of each series, including any voting rights, any right to receive dividends (which may be cumulative or non-cumulative and variable or fixed) or the means of determining the dividends, the dates of payment, any terms and conditions of redemption or purchase, any conversion rights, and any rights on the liquidation, dissolution or winding-up of our Company, any sinking fund or other provisions, the whole to be subject to the issue of a Certificate of Amendment setting forth the designation, rights, privileges, restrictions and conditions attaching to the preferred shares of the series. Our articles of incorporation require that preferred shares of each series must, with respect to the payment of dividends and the distribution of assets or the return of capital in the event of the liquidation, dissolution or winding-up of our Company, whether voluntary or involuntary, rank on a parity with the preferred shares of every other series and be entitled to preference over the common shares and over any other shares ranking junior to the preferred shares. The preferred shares of one series shall participate ratably with the preferred shares of every other series in respect of all dividends and similar amounts.  The holders of our preferred shares are not liable to further capital calls by our Company.  None of our preferred shares are currently issued or outstanding.

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

C.    Material Contracts

The following is a summary of our Company’s material contracts entered into within the last three years.

1.           SERIES N NOTES: On December 12, 2008, the Company completed a transaction resulting in the issuance of Series N secured subordinated notes with a face value of $600,000.  The Series N notes mature on December 12, 2011, have an annual interest rate of 10 percent and are convertible into equity units at a price of $0.10 per unit.  Interest is payable in cash upon the earlier of each quarter end, conversion, or maturity of the notes.   Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.15 per warrant.  The warrants expire on December 12, 2011.  Dundee Securities Corporation received a brokerage commission of four percent on a portion of the private placement.  The afore-mentioned conversion provisions are subject to a four month and one day hold period.  The Series N notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

2.           SERIES M NOTES: On July 11, 2008, the Company completed a transaction resulting in the issuance of Series M secured subordinated notes with a face value of $678,000.  The Series M notes mature on July 11, 2013, have an annual interest rate of 10 percent and are convertible into equity units at a price of $0.05 per unit.  Interest is payable in cash upon the earlier of conversion or maturity of the notes.   Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.10 per warrant.  The warrants expire on the earlier of (i) July 11, 2013 and (ii) the date which is twenty days following the issuance of a notice by the Company to holders confirming that the closing price of the Company’s common shares on the Toronto Stock Exchange, was greater than or equal to $0.20 for the preceding 10 consecutive trading days.  Dundee Securities Corporation received a brokerage commission of four percent on a portion of the private placement.  The afore-mentioned conversion provisions are subject to a four month and one day hold period.  The Series M notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

Subsequent to the year ended December 31 2008, the Company announced the conversion of secured subordinated notes and the additional proceeds secured from the exercise of warrants.  Series M note holders have converted $660,000 out of a total of $678,000 debentures and exercised a total of 13,200,000 common share-purchase warrants out of a possible 13,560,000 warrants, for total proceeds of $1,320,000.  As per the terms of the debenture, the remaining warrant options have expired.

As a result of this transaction, the Company issued 26,400,000 common shares, comprised of 13,200,000 common shares from the conversion of the Series M notes and 13,200,000 common shares from the exercising of the associated warrants

3.           SERIES L NOTES: On March 31, 2008, the Company issued Series L secured subordinated notes with a face value of $525,000.  The Series L notes mature March 31, 2013, have an annual interest rate of 10 percent and are convertible into equity units at a price of $0.10 per unit.  Interest for the first two years is payable in shares upon the earlier of conversion or each anniversary date of the closing date.  Interest payable for the remaining term of the notes is payable in cash upon the earlier of conversion, each anniversary date of the closing date, or maturity.   Each equity unit consisted of one common share and one share-purchase warrant with an exercise price of $0.15 per warrant.  The warrants expire on the earlier of (i) March 31, 2013 and (ii) the date which is sixty days following the issuance of a notice by the Company to holders confirming that the closing price of the Company’s common shares, on the Toronto Stock Exchange, was greater than or equal to $0.36 for any 10 consecutive trading days.  Dundee Securities Corporation received a brokerage commission of four percent on a portion of the private placement.  The afore-mentioned conversion provisions are subject to a four month and one day holding period.  The Series L notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

4.           RIGHTS OFFERING: On July 23, 2007, the Company offered eligible shareholders as of the record date of July 30, 2007, approximately 86,896,000 rights to subscribe for up to approximately 21,724,000 additional common shares in the Company.  Each eligible holder received one right for every common share held in the Company.  Four rights entitled the holder to purchase one common share in the Company, priced at $0.08 each.  Shareholders who exercised all of their rights were also entitled to acquire supplemental shares under the provisions of the additional subscription privilege.  Each shareholder with an address of record in the provinces or territories of Canada was eligible for the rights offering.  The rights offering closed on August 22, 2007.

As a result of the rights offering, the Company raised net proceeds of $1,245,000 and settled demand loans of $340,000 through the issuance of 20,628,302 common shares, each priced at $0.08 per share.

5.           EQUITY PRIVATE PLACEMENT: On June 15, 2007 the Company completed a private placement issuance of 2,992,000 common shares, at $0.15 per share common share, to holders of $1,360,000 of the Series G secured subordinated notes, in payment of the related accrued interest on $1,360,000 of the Series G secured subordinated notes of $449,000.

6.           SERIES K NOTES: On June 15, 2007 the Company completed a transaction resulting in the issuance of Series K secured subordinated notes with a face value of $1,360,000. The Series K notes were issued to private investors including an amount totaling $60,000 issued to two directors/officers of the Company.  The Series K notes mature June 15, 2009, have an annual interest rate of 11 percent and are convertible into common shares of the Company at a price of $0.12 per common share.  Interest on the Series K notes is payable in common shares upon the earlier of each quarter end, maturity or conversion of the notes.  At any time after the closing, the Series K notes, including any accrued interest thereon, will be automatically converted into common shares at the Conversion Price when the volume weighted average trading price of the common shares through its principal trading market for a 10 consecutive trading day period is $0.30 or more.  The Series K notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

7.           SHARE PURCHASE AGREEMENT: On May 18, 2006, the Company entered into a share purchase agreement with ADB Systemer Holdings Inc. to sell 100 percent of its shares in its Norwegian subsidiary ADB Systemer AS, (“ADB Systemer”) for NOK 15,000,000, or approximately Canadian $2,687,000 in cash (the “Share Sale”).

8.           SERIES J NOTES: On February 8, 2006, the Company completed a transaction resulting in the issuance of Series J secured subordinated notes with a face value of $755,000.  The Series J notes were issued to private investors including an amount totaling $105,000 issued to three directors/officers of the Company. The Series J notes mature February 8, 2011, have an annual interest rate of 11 percent and are convertible into equity units at a price of $0.15 per unit.  Interest for the first year is payable in shares of the Company with interest payable for the remaining term of the notes payable in cash upon the earlier of maturity and conversion.   Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.20. The warrants expired on February 8, 2009. The afore-mentioned conversion provisions are subject to a four month and one day hold period.  The Series J notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

D.           Exchange Controls

As of the date hereof, we are not aware of any law, government decree or regulation in Canada restricting the export or import of capital or affecting the remittance of dividends, interest or other payments to a non-resident holder of our common shares, other than withholding tax requirements.

E.           Taxation

The following summary describes material Canadian federal income tax consequences generally applicable to a holder of our common shares who is not a resident of Canada, and who, for purposes of the Income Tax Act (Canada), (i) holds such shares as capital property and (ii) deals at arm’s length with us.  Generally, common shares will be considered capital property to a holder provided that such holder does not hold such securities in the course of carrying on a business and has not acquired such securities in a transaction or transactions considered to be a concern in the nature of trade which includes a transaction or transactions of the same kind and carried on in the same manner as a transaction or transactions of an ordinary trader or dealer in property of the same kind.

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

Taxation of Dividends

A holder of a common share who is not resident in Canada for purposes of the Income Tax Act will be subject to Canadian withholding tax on dividends paid or credited, or deemed under the Income Tax Act to be paid or credited, to the holder of the common share. The rate of withholding tax under the Income Tax Act on dividends is 25 percent of the amount of the dividend. Such rate may be reduced under the provisions of an applicable international tax treaty to which Canada is a party. Under the tax treaty that Canada has entered into with the United States, the rate of Canadian withholding tax applicable in respect of dividends paid or credited by a Canadian corporation to a shareholder resident in the United States, is generally reduced to 15 percent, or 5 percent in the case of a corporate holder which owns 10 percent or more of the voting shares. A foreign tax credit for the tax withheld may be available under applicable US tax law to a US holder against U.S. federal income tax liability.  Moreover, pursuant to Article XXI of the Canada-U.S. Treaty, an exemption from Canadian withholding tax generally is available in respect of dividends received by certain trusts, companies and other organizations whose income is exempt from tax under the laws of the United States.

Disposition of Common Shares

A non-resident holder of a common share will not be subject to tax under the Income Tax Act in respect of a capital gain realized on the disposition of a common share unless the common share constitutes or is deemed to constitute “taxable Canadian property” as defined in the Income Tax Act. Shares of a corporation that are listed on a prescribed stock exchange (which includes shares traded on certain U.S. stock exchanges, including the Nasdaq National Market), are generally not considered to be taxable Canadian property. However, such shares are considered taxable Canadian property in the hands of a non-resident holder if, at any time during the 60-month period immediately preceding disposition by the holder, 25 percent or more of our issued shares of any class were owned by the non-resident holder together with persons with whom the non-resident did not deal at arm’s length.

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

This summary does not address the considerations that may be applicable to any particular U.S. Holder based on such U.S. Holder's particular circumstances nor to particular classes of shareholders (including but not limited to financial institutions, broker-dealers, insurance companies, real estate investment trusts, regulated investment companies, persons who have elected mark-to-market accounting, tax-exempt organizations, persons who hold ordinary shares as part of a straddle, "hedge" or "conversion transaction" with other investments, persons who own (directly, indirectly or through attribution) 10 percent or more of our Company's outstanding voting shares, persons whose functional currency is not the U.S. dollar, persons who are not citizens or residents of the United States, foreign corporations, foreign partnerships or foreign estates or trusts, or persons who acquired their common shares pursuant to the exercise of employee stock options or rights or otherwise as compensation). Additionally, the discussion does not consider the tax treatment of persons who hold common shares through a partnership or other pass-through entity.  The summary does not discuss United States federal alternative minimum tax; foreign, state, or local taxes; nor the possible application of United States federal non-income taxes (e.g., gift or estate tax).  This summary considers only U.S. Holders that will own their common shares as capital assets.

This summary is addressed only to a holder of common shares who is (i) a citizen or resident of the United States, as defined under United States tax laws, (ii) the trust was in existence on August 20, 1996 and a corporation organized in the United States or under the laws of the United States or any state thereof, (iii) an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of source, or (iv) a trust, if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect under applicable United States Treasury Regulations to be treated as a U.S. person (each, a "U.S. Holder"). This summary is for general information purposes only and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase common shares.

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

While it is not anticipated that our Company will pay dividends in the foreseeable future, the gross amount of any distribution from our Company received by a U.S. Holder which is treated as a dividend for United States federal income tax purposes (before reduction for any Canadian tax withheld at source) will be included in such U.S. Holder's gross income as ordinary income and generally will not qualify for the dividends received deduction applicable in certain cases to United States corporations. If you are an individual, dividends that we pay you through 2010 will be subject to tax at long-term capital gain rates, provided certain holding period and other requirements are satisfied and provided that in the year such dividends are paid, or any preceding taxable year, we are not a  controlled foreign corporation or a passive foreign investment company (as discussed below).

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

Tax Status of the Company

Controlled Foreign Corporations.  A non-US company generally will be a “controlled foreign corporation” under Section 957 of the Internal Revenue Code (a “CFC”) if more than 50 percent of its total voting power or the total value of its outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Internal Revenue Code), each of which own, directly or indirectly, 10 percent or more of the total voting power of the outstanding shares of the company (a “10 percent Shareholder”).

If our Company is a CFC, a 10 percent Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10 percent Shareholder’s pro rata share of the “subpart F income” (as defined in Section 952 of the Internal Revenue Code) of our Company and (b) such 10 percent Shareholder’s pro rata share of the earnings of our Company invested in “United States property” (as defined in Section 956 of the Internal Revenue Code).  In addition, under Section 1248 of the Internal Revenue Code, any gain recognized on the sale or other taxable disposition of the common shares by a U.S. Holder that was a 10 percent Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the “earnings and profits” of our Company that are attributable to such common shares.

The Company does not believe that it currently is a CFC.  However, there can be no assurances that our Company will not be a CFC for the current or any future taxable year.

Passive Foreign Investment Companies.  A non-U.S. company will be a passive foreign investment company if 75 percent or more of its gross income (including the pro rata share of the gross income of any company (United States or foreign) in which the company is considered to own 25 percent or more of the shares (determined by market value)) in a taxable year is passive income. Alternatively, the company will be considered to be a passive foreign investment company if at least 50 percent of the value of the company's assets (averaged over the year) (including the pro rata share of the value of the assets of any company in which the company is considered to own 25 percent or more of the shares (determined by market value)) in a taxable year are held for the production of, or produce, passive income. Passive income generally includes, among others, interest, dividends, royalties, rents and annuities.

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

If our Company is treated as a passive foreign investment company for any taxable year, U.S. Holders should consider whether to make a QEF election for United States federal income tax purposes. If a U.S. Holder has a QEF election in effect for all taxable years that such U.S. Holder has held the common shares and our Company was a passive foreign investment company, distributions and gain will not be recognized ratably over the U.S. Holder's holding period or subject to an interest charge, gain on the sale of common shares will be characterized as capital gain and the denial of basis step-up at death described above would not apply. Instead, each such U.S. Holder is required for each taxable year that our Company is a qualified electing fund to include in income a pro rata share of the ordinary earnings of our Company as ordinary income and a pro rata share of the net capital gain of our Company as capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. In order to comply with the requirements of a QEF election, a U.S. Holder must receive from our Company certain information. We intend to supply U.S. Holders with the information needed to report income and gain pursuant to a QEF election in the event our Company is classified as a passive foreign investment company. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the Internal Revenue Service.  A shareholder makes a QEF election by attaching a completed IRS Form 8621 (including the passive foreign investment company annual information statement) to a timely filed United States federal income tax return or, if not required to file United States Federal income tax return, by filing such form with the IRS Service Center listed on IRS Form 8621. Even if a QEF election is not made, a shareholder in a passive foreign investment company who is a U.S. Holder must file a completed IRS Form 8621 every year.

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

We have not determined whether our Company may have been a passive foreign investment company during 2008. There can be no assurance that our Company will not be classified as a passive foreign investment company in 2008, or thereafter, because the tests for determining passive foreign investment company status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. U.S. Holders who hold common shares during a period when our Company is a passive foreign investment company will be subject to the foregoing rules, even if our Company ceases to be a passive foreign investment company, subject to certain exceptions for U.S. Holders who made a QEF election or mark-to-market election. U.S. Holders are urged to consult with their own tax advisors about making a QEF election or mark-to-market election and other aspects of the passive foreign investment company rules.

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

F.           Dividends and Paying Agents

Not applicable.

G.	Statements by Experts

Not applicable.

H.	Documents on Display

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

I.	Subsidiary Information

Not applicable.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Not applicable.

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 - DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15 - CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management has evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2008.  Based on that evaluation, the Company’s management, including the Chief Executive Officer and the Corporate Controller, concluded that, as of that date, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in our corporate filings is recorded, processed, summarized and reported within the required time periods.

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

The term “internal control over financial reporting” is defined as a process designed by, or under the supervision of, the Chief Executive Officer and Corporate Controller, or persons performing similar functions, and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of managementand directors of the registrant; and

•
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the design and operating effectiveness of the Company’s internal control over financial reporting as of December 31, 2008.  In making this assessment, management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this assessment, management believes that, as of December 31, 2008, the Company’s internal control over financial reporting was effective.

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

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no changes in the Company's internal controls over financial reporting during the year ended December 31, 2008, that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

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

FEES OF AUDITORS

Year	Audit Fees(1)	Tax Fees(2)
2007	$178,000	$3,000
2008	$174,500	$3,000

(1)
Audit Fees represent costs associated with the audit of the Company’s annual consolidated financial statements including review of securities filings and review of the Company’s interim consolidated Financial Statements.

(2)	Tax Fees represent costs associated with the preparation of the Company’s annual tax filings, tax planning and advice.

Before the Company’s auditor is engaged by the Company to render audit or non-audit services, the engagement is approved by the Audit Committee.  100 percent of the audit and non-audit services provided by the Company’s auditor were pre-approved by the Audit Committee pursuant to the Audit Committee’s pre-approval policy.

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

4.11	Form of Supply Services and Licensing Agreement, dated August 23, 2002, among The Brick Warehouse Corporation, ADB Systems International Inc., and ADB Systems International Ltd.(6)
4.12	Form of General Security Agreement, dated as of April 30, 2002, between ADB Systems International Inc. and each of Stonestreet Limited Partnership and Greenwich Growth Fund Ltd.(6)
4.13	Form of Subscription Agreement, dated August 30, 2002, between ADB Systems International Inc. and Stonestreet Limited Partnership.(6)
4.14	Form of Subscription Agreement, dated August 30, 2002, between ADB Systems International Inc. and Greenwich Growth Fund Ltd.(6)
4.15	Co-operation Agreement made as of August 23, 2002 between ADB Systems International Inc., ADB Systems International Ltd. and The Brick Warehouse Corporation.(6)
4.16	Agency Agreement dated June 15, 2004 between ADB Systems International Ltd. and First Associates Investments Inc.(7)
4.17	General Security Agreement dated as of May 19, 2004 between ADB Systems International Ltd. and Stonestreet Limited Partnership.(7)
4.18	Form of Subscription Agreement between ADB Systems International Ltd. and First Associates Investments Inc.(7)
4.19	Subscription Agreement dated May 19, 2004 between ADB Systems International Ltd. and Stonestreet Limited Partnership.(7)
4.20	Form of Subscription Agreement for Equity Private Placements(8)

4.21	Form of Subscription Agreement for Series I Convertible Secured Debenture. (11)
4.22	Form of Series I Convertible Secured Debenture.(11)
4.23	Form of Subscription Agreement for Series J Convertible Secured Debenture. (11)
4.24	Form of Series J Convertible Secured Debenture. (11)
4.25	Share Purchase Agreement between ADB Systems International Ltd. and ADB Systemer Holding as, dated May 18, 2006. (9)
4.26	The Audit Committee’s Charter*
4.27	Form of Subscription Agreement for June 15, 2007 Equity Private Placement
4.28	Form of Subscription Agreement for Series K Convertible Secured Debenture
4.29	Form of Series K Convertible Secured Debenture
4.30	Form of Subscription Agreement for Series L Convertible Secured Debenture*
4.31	Form of Subscription Agreement for Series M Convertible Secured Debenture*
4.32	Form of Subscription Agreement for Series N Convertible Secured Debenture*
8.1	List of Subsidiaries*
11.1	Code of Business Conduct and Ethics of Northcore Technologies Inc.(10)
12. 1	CEO Certification.*
12. 2	Corporate Controller Certification.*
13.1	Certification pursuant to 18 U.S.C. Section 1350.*
13.2	Certification pursuant to 18 U.S.C. Section 1350.*
14.1	Report of Independent Registered Public Accounting Firm*
14.2	Schedule of Valuation And Qualifying Accounts*

*	Filed herewith
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

NORTHCORE TECHNOLOGIES INC.

By:	-sd/- Duncan Copeland
	Name:	Duncan Copeland
	Title:	Chief Executive Officer

By:	-sd/- Tam Nguyen
	Name:	Tam Nguyen
	Title:	Corporate Controller

Dated: March 30, 2009

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Audited Consolidated Financial Statements for the years ended December 31, 2008, 2007, 2006,

MANAGEMENT’S REPORT
March 30, 2009

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

Duncan Copeland CEO	Tam Nguyen Controller

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Northcore Technologies Inc.

We have audited the accompanying consolidated balance sheets of Northcore Technologies Inc. (the "Company") and subsidiaries as of December 31, 2008 and 2007 and the related consolidated statements of operations and comprehensive income, deficit and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with Canadian generally accepted accounting principles.

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

On January 1, 2008, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants' Handbook Section 1535, Capital Disclosures, Section 3862, Financial Instruments - Disclosures and Section 3863, Financial Instruments - Presentation.  The effect of those changes is discussed in note 3 to the consolidated financial statements.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 21 to the consolidated financial statements.

/s/  KPMG LLP

Chartered Accountants, Licensed Public Accountants
Toronto, Canada
March 30, 2009

Northcore Technologies Inc. F-2

CONSOLIDATED BALANCE SHEETS December 31, 2008 and 2007 (in thousands of Canadian dollars)

	2008	2007

ASSETS
CURRENT
Cash	$460	$478
Accounts receivable	305	119
Deposits and prepaid expenses	28	38
	793	635
CAPITAL ASSETS (Note 5)	19	52
	$812	$687

LIABILITIES
CURRENT
Accounts payable	$570	$321
Accrued liabilities	378	256
Deferred revenue	30	52
Current portion of notes payable (Note 7)	382	378
Current portion of secured subordinated notes (Note 8)	1,125	-
	2,485	1,007
NOTES PAYABLE (Note 7)	-	205
SECURED SUBORDINATED NOTES (Note 8)	730	1,075
	3,215	2,287
SHAREHOLDERS’ DEFICIENCY
Share capital (Note 10)	104,676	104,495
Contributed surplus (Note 11)	2,161	2,099
Warrants (Note 12)	510	533
Stock options (Note 13)	1,389	1,346
Other options (Note 14)	193	193
Conversion feature on secured subordinated notes (Note 8)	2,280	991
Deficit	(113,612)	(111,257)
	(2,403)	(1,600)
	$812	$687
Going concern (Note 2)
Commitments and contingencies (Note 18)
Canadian and United States accounting policy differences (Note 21)
Subsequent event (Note 22)

On behalf of the Board:

Duncan Copeland CEO	Christopher Bulger Director

See accompanying notes to consolidated financial statements.

Northcore Technologies Inc. F-3

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME Years ended December 31, 2008, 2007 and 2006 (in thousands of Canadian dollars, except per share amounts)

	2008	2007	2006

Revenues (Note 15)	741	1,166	1,073
Operating expenses:
General and administrative	1,485	1,703	1,790
Customer service and technology	689	762	664
Sales and marketing	117	276	377
Employee stock options (Note 13 (b))	43	94	137
Depreciation	33	39	92
Total operating expenses	2,367	2,874	3,060
Loss from continuing operations before the under-noted	(1,626)	(1,708)	(1,987)

Interest expense:
Cash interest expense	335	272	345
Accretion of secured subordinated notes	394	333	454
Interest income	-	(1)	(16)
	729	604	783
Loss from continuing operations	(2,355)	(2,312)	(2,770)
Income from discontinued operations (Note 4)	-	-	2,122
LOSS FOR THE YEAR	$(2,355)	$(2,312)	$(648)
OTHER COMPREHENSIVE INCOME, NET OF TAX:
Foreign currency translation adjustment	-	-	(90)
COMPREHENSIVE LOSS	$(2,355)	$(2,312)	$(738)
LOSS PER SHARE (Note 10 (e)):
From continuing operations, basic and diluted	$(0.02)	$(0.02)	$(0.03)
Loss per share, basic and diluted	$(0.02)	$(0.02)	$(0.01)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED (000’s)	108,861	93,094	79,933

See accompanying notes to consolidated financial statements.

Northcore Technologies Inc. F-4

CONSOLIDATED STATEMENTS OF DEFICIT Years ended December 31, 2008, 2007 and 2006 (in thousands of Canadian dollars)

	2008	2007	2006

DEFICIT, BEGINNING OF YEAR	$(111,257)	$(109,015)	$(108,367)

CHANGE IN ACCOUNTING POLICY - FINANCIAL INSTRUMENTS (Note 3)	-	70	-

DEFICIT, BEGINNING OF YEAR, AS RESTATED	(111,257)	(108,945)	(108,367)

LOSS FOR THE YEAR	(2,355)	(2,312)	(648)

DEFICIT, END OF YEAR	$(113,612)	$(111,257)	$(109,015)

See accompanying notes to consolidated financial statements.

Northcore Technologies Inc. F-5

CONSOLIDATED STATEMENTS OF CASH FLOWS Years ended December 31, 2008, 2007 and 2006 (in thousands of Canadian dollars)

	2008	2007	2006
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES

OPERATING
Loss for the year from continuing operations	$(2,355)	$(2,312)	$(2,770)
Items not affecting cash:
Employee stock options	43	94	137
Depreciation	33	39	92
Accretion of secured subordinated notes	394	333	454
	(1,885)	(1,846)	(2,087)
Changes in non-cash operating working capital (Note 19)	394	275	50
	(1,491)	(1,571)	(2,037)

INVESTING
Capital assets	-	(11)	(65)
Marketable securities	-	-	13
	-	(11)	(52)

FINANCING
Issuance of secured subordinated notes (Note 8)	1,803	-	750
Repayment of notes payable (Note 7)	(330)	-	-
Repayment of secured subordinated notes (Note 8)	-	-	(435)
Demand loans (Note 7 (d))	-	340	-
Issuance of common shares (Note 10 (d))	-	1,245	-
Advances from related parties (Note 6)	59	89	-
Repayment to related parties (Note 6)	(59)	(89)	(137)
	1,473	1,585	178

CASH FLOWS FROM DISCONTINUED OPERATIONS (Note 4)
Operating activities	-	-	(317)
Investing activities - Net proceeds from disposition of discontinued operations	-	-	2,643
	-	-	2,326

NET CASH INFLOW (OUTFLOW) DURING THE YEAR	(18)	3	415
CASH, BEGINNING OF YEAR	478	475	60
CASH, END OF YEAR	$460	$478	$475

SUPPLEMENTAL DISCLOSURE OF CASH PAYMENTS
Interest paid	$250	$16	$45

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES - See Note 19

See accompanying notes to consolidated financial statements.

Northcore Technologies Inc. F-6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2008, 2007 and 2006
(in Canadian dollars)

1.    DESCRIPTION OF BUSINESS

Northcore Technologies Inc. (“Northcore” or the “Company”) provides software solutions and services that help organizations source, manage and sell their capital equipment and assets.  Northcore works with a number of customers and partners in a variety of sectors including financial services, manufacturing, oil and gas, and government.

Northcore owns a 50 percent interest in GE Asset Manager, LLC (also referred to as “GE Asset Manager”), a joint venture with GE Capital Corporation, through its business division GE Commercial Finance, Capital Solutions.

2.    GOING CONCERN

While the accompanying consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, certain adverse conditions and events cast substantial doubt upon the validity of this assumption.  Financial statements are required to be prepared on a going concern basis unless management either intends to liquidate the Company or cease trading or has no realistic alternative but to do so within the foreseeable future.  The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of operations.  The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations.  The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2008.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

These consolidated financial statements do not include adjustments or disclosures that may result from the Company’s inability to continue as a going concern.  If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported losses and the balance sheet classifications used.

The continued existence beyond 2008 is dependent on the Company’s ability to increase revenue from existing products and services, and to expand the scope of its product offering which entails a combination of internally developed software and business ventures with third parties, and to raise additional financing.

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
Years ended December 31, 2008, 2007 and 2006
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

The Company’s former subsidiary in Norway was classified as a self-sustaining operation whereby the functional currency of the operation was the Norwegian krone.  The Company used the current rate method of translation for these operations.  Assets and liabilities were translated at the rate of exchange in effect at the balance sheet date.  Revenue and expenses (including depreciation and amortization) were translated using the monthly average exchange rate.  Gains and losses from foreign exchange translations of the financial statements were included as a separate component of shareholders’ deficiency.  The Company sold its Norwegian subsidiary in 2006 (See Note 4).

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
Years ended December 31, 2008, 2007 and 2006
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

Deferred Revenue
Deferred revenue is comprised of the unrecognized portion of consulting and implementation fees received from maintenance and support of e-commerce enabling agreements, and the unrecognized portion of license, installation, and consulting revenue on the sale of software licenses and related services.

Northcore Technologies Inc. F-9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2008, 2007 and 2006
(in Canadian dollars)

Deferred Charges
Deferred charges were comprised of expenditures incurred in the issuance of secured subordinated notes.  The Company had previously deferred these costs and amortized them over the term of the related debt instruments.  Under CICA Handbook Section 3855, the carrying value of transaction costs at December 31, 2006 of $41,000 was charged to opening deficit on transition on January 1, 2007.

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

Upon adoption of these new standards, the Company designated its accounts receivable as loans and receivables, which are measured at amortized cost.  Accounts payable, accrued liabilities and secured subordinated notes are classified as other financial liabilities, which are measured at amortized cost.  The Company had neither available for sale, nor held to maturity instruments during the years ended December 31, 2008 and 2007.

There are no significant embedded derivatives or non-financial derivatives that require separate fair value recognition on the consolidated balance sheet on transition and as at December 31, 2008.

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

The Company had no “other comprehensive income or loss” transactions during the years ended December 31, 2008 and 2007 and no opening or closing balances for accumulated other comprehensive income or loss.

Under the new standards, policies followed for periods prior to the effective date generally are not reversed, except that prior periods are reclassified to reflect the application of foreign currency translation of self-sustaining foreign operations.  Other comprehensive loss for the year ended December 31, 2006 is comprised of foreign currency losses on translation of the Company’s former subsidiary in Norway, which was sold in the second quarter of 2006.

Northcore Technologies Inc. F-10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2008, 2007 and 2006
(in Canadian dollars)

Effective January 1, 2008, the Company adopted the new recommendations of CICA Handbook Section 3862, Financial Instruments - Disclosures and Handbook Section 3863, Financial Instruments - Presentation.  Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments on the entity’s financial position and its performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.  Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives.  It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, losses and gains, and circumstances in which financial assets and financial liabilities are offset.

The adoption of these standards did not have any impact on the classification and valuation of the Company’s financial instruments.  The new disclosures pursuant to these new Handbook Sections are included in Note 16.

Capital Disclosures

Effective January 1, 2008, the Company adopted the new recommendations of the CICA Handbook Section 1535, Capital Disclosures.  This new Handbook Section establishes standards for disclosing information about an entity’s capital and how it is managed.  It requires the disclosure of information about an entity’s objectives, policies and processes for managing capital.  These new disclosures are included in Note 17.

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

UNADOPTED NEW ACCOUNTING PRONOUNCEMENTS

Goodwill and intangible assets:
In 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets.  Section 3064, which replaces CICA Handbook Section 3062, Goodwill and Other Intangible Assets, and CICA Handbook Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets.  This new standard is effective for the Company’s interim and annual consolidated financial statements for periods commencing January 1, 2009. The Company is assessing the impact of the new standard on its consolidated financial statements.

Northcore Technologies Inc. F-11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2008, 2007 and 2006
(in Canadian dollars)

Business combinations:
In October of 2008, the CICA issued Handbook Section 1582, Business Combinations, concurrently with Handbook Section 1601, Consolidated Financial Statements, and Handbook Section 1602, Non-controlling Interests.  Section 1582, which replaces CICA Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed.  Section 1601, which replaces CICA Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests.  Section 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination.  These new standards are effective for the Company’s interim and annual consolidated financial statements commencing on January 1, 2011 with earlier adoption permitted as of the beginning of a fiscal year.  The Company is assessing the impact of the new standards on its consolidated financial statements.

International Financial Reporting Standards (“IFRS”)
In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.

In February 2008, the AcSB confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011. The Company’s first IFRS financial statements will be for the year ending December 31, 2011 and will include the comparative period for 2010.  Starting in the first quarter of 2011, the Company will provide unaudited consolidated financial information in accordance with IFRS including comparative figures for 2010.

The Company has assembled an IFRS transition team and is committed to the development of its IFRS changeover plan during the coming year.  The Company is evaluating accounting policy differences between Canadian GAAP and IFRS based on management’s current understanding of these standards.  However, the financial reporting impact of the transition to IFRS has not yet been determined.

4.	DISCONTINUED OPERATIONS

On May 18, 2006, the Company entered into an agreement with ADB Systemer Holding AS (the “Buyer”), to sell 100 percent of the Company's interest in its Norwegian subsidiary ADB Systemer AS, (“ADB Systemer”) for NOK 15,000,000 or approximately $2,687,000 in cash, subject to shareholder approval.  As compensation for the transfer of UK contracts to the Buyer, the Company receives a royalty of 10 percent of net annual sales from the contracts for a period of four years from the sale closing date.  These royalties are recognized in earnings as they become due.  The Company recorded a total of $38,000 (2007 - $116,000, 2006 - $77,000) in royalties for the year ended December 31, 2008. Certain shareholders of the Buyer were employees or executive officers of ADB Systemer and shareholders of the Company.  On June 21, 2006 the Company received approval from shareholders at its annual general meeting to proceed with the sale of ADB Systemer and changed its name to Northcore Technologies Inc. effective June 30, 2006.  The sale of the shares of ADB Systemer included the sale of the ADB Systems name. Upon the sale of ADB Systemer, the Company retained access to all existing technology that will be used to service existing customers through a Value Added Reseller Agreement entered into with ADB Systemer.

The following summarizes the statement of operations and statement of cash flows information for the Company’s discontinued operations.

Income Statement	2008	2007	2006
	(in thousands, except per share amounts)
Revenue	$-	$-	$2,399
Income from operations	-	-	331
Gain from disposition of discontinued operations	-	-	1,791
Income from discontinued operations	$-	$-	$2,122
Income per share from discontinued operations, basic and diluted	$-	$-	$0.02

Northcore Technologies Inc. F-12

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2008, 2007 and 2006
(in Canadian dollars)

Statement of Cash Flows	2008	2007	2006
	(in thousands)
Operating activities	$-	$-	$(317)
Investing activities - Net proceeds from disposition of discontinued operations	-	-	2,643
Financing activities	-	-	-
Cash flows from discontinued operations	$-	$-	$2,326

5.    CAPITAL ASSETS

	2008			2007
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
	(in thousands)
Computer hardware	$91	$76	$15	$2,479	$2,437	$42
Leasehold improvements	27	23	4	27	17	10
Computer software	-	-	-	13	13	-
Furniture and fixtures	-	-	-	266	266	-
	$118	$99	$19	$2,785	$2,733	$52

During 2008, the Company recorded capital asset amortization in the amount of  $33,000 (2007 - $39,000, 2006 - $31,000).  Also during 2008, the Company wrote off both the costs and related accumulated depreciation totaling $2,667,000, of assets that have been fully depreciated and are no longer in use.  No gain or loss was recorded.

6.     TRANSACTIONS WITH RELATED PARTIES

During the year ended December 31, 2008, interest expense on advances from a director was $1,000 (2007 - $1,000, 2006 - $4,000).

During the year ended December 31, 2008, the Company received and repaid advances from a director and officer in the amount of $59,000 (2007- $89,000).  During the year ended December 31, 2006, the Company repaid advances from related parties totaling $137,000.   The Company also paid $15,000 in advisory fees to a director in connection with the sale of ADB Systemer (See Note 4).

During the year ended December 31, 2008, the Company paid $9,000 (2007 - $60,000) in interest relating to the secured subordinated notes to related parties.  In addition, refer to Note 7 (c).

7.     NOTES PAYABLE AND DEMAND LOAN

a)
The Series H secured subordinated notes with a principal balance of $170,000 matured on October 21, 2007.  The Company entered into an agreement with the debt holders in December 2007 to repay the accrued interest of $60,000 in cash in January 2008 and the principal of $170,000 over a two year term at an interest rate of 11 percent, in blended quarterly interest and principal payments of $24,000.  As of the date of refinancing, the total amount to be repaid was $230,000 ($145,000 representing the current portion of notes payable including the accrued interest of $60,000, and $85,000 representing the long term portion of notes payable).  The notes payable were issued to private investors including an amount totaling $20,000 issued to a director/officer of the Company.  The notes payable mature on December 31, 2009 and are secured as per the Series H security terms.

During the year ended December 31, 2008, the Company repaid $132,000 and accrued additional interest in the amount of $17,000.  The balance outstanding as at December 31, 2008 is $115,000.

Northcore Technologies Inc. F-13

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2008, 2007 and 2006
(in Canadian dollars)

b)
During the quarter ended March 31, 2008, the Company entered into an agreement with the remaining Series G debt holders to repay the accrued interest of $113,000 and the principal of $240,000 over a two year term at an interest rate of 12 percent in blended interest and principal quarterly payments of $40,000.  As of the date of refinancing, the total refinanced amount was $353,000 ($233,000 representing the current portion of notes payable including the accrued interest of $113,000, and $120,000 representing the long term portion of notes payable).  The notes payable mature on December 31, 2009 and are secured as per the Series G security terms.  The classification of this obligation at December 31, 2007 was reflected based on these terms.

During the year ended December 31, 2008, the Company repaid $165,000 and accrued additional interest in the amount of $27,000.  The balance outstanding as at December 31, 2008 is $215,000.

c)
During the quarter ended March 31, 2008, the Company entered into an agreement to assign $50,000 face value of the Series K secured subordinated notes held by a director and shareholder of the Company to a Canadian financial institution.  The Company agreed to repay the accrued interest and related costs of $30,000 and the principal of $50,000 over a two year term at an interest rate of 11 percent in blended interest and principal quarterly payments of $11,000.  The total refinanced amount was $80,000 ($52,000 representing the current portion of notes payable and accrued interest and $28,000 representing the long term portion of notes payable and accrued interest).  The notes payable mature on December 31, 2009 and are secured as per the Series K security terms.

Upon the initial issuance of the Series K secured subordinated notes, the Company separated the liability and equity components.  For the $50,000 face value, the resulting pro rata fair values of the liability component of the notes and the conversion features of the shares were $27,000 and $23,000, respectively.  The liability component was to be accreted to $50,000 over the term of the Series K notes through the recording of non-cash interest expense until such date as which the underlying notes were converted into common shares.

As of the date of the assignment, the liability component had been accreted to $34,000.  As a result of the refinancing and the terms of the note payable, the Company recorded the following amounts during the quarter ended March 31, 2008: (1) the equity component of the Series K notes of $23,000 was transferred to contributed surplus; (2) the 29,000 common shares recorded in the amount of $4,000, which were issued in settlement of previously recorded interest expense of $4,000 on the $50,000 of Series K notes up to the period ended March 31, 2008 were cancelled and the amount was reclassified to the notes payable balance; (3) the 110,000 common shares recorded in the amount of $17,000, which were issued in settlement of the previously recorded interest expense of $17,000 on the Series G notes that were rolled into the $50,000 of Series K notes were cancelled and the amount was reclassified to the notes payable balance; and (4) a charge of $25,000 was recorded in general and administrative expenses in order to record the face amount of the note payable as of the date of refinancing.

During the year ended December 31, 2008, the Company repaid $33,000 and accrued additional interest in the amount of $5,000.  The balance outstanding as at December 31, 2008 is $52,000.

d)
During the year ended December 31, 2007, the Company received operating loans from a private investor in the amount of $340,000.  The loans bore interest at 8 percent, were due on demand and were secured by a general security agreement on the assets of the Company.  The loans were settled during 2007 through the issuance of common shares as part of the rights offering (See Note 10 (d)).

8.   SECURED SUBORDINATED NOTES

a)
During the year ended December 31, 2008, the Company issued Series N secured subordinated notes with a face value of $600,000.  The Series N notes mature on December 12, 2011, have an annual interest rate of 10 percent and are convertible into equity units at a price of $0.10 per unit.  Interest is payable in cash upon the earlier of each quarter end, conversion, or maturity of the notes.   Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.15 per warrant.  The warrants expire on December 12, 2011.  Dundee Securities Corporation received a brokerage commission of four percent on a portion of the private placement.  The afore-mentioned conversion provisions are subject to a four month and one day hold period.  The Series N notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

Northcore Technologies Inc. F-14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2008, 2007 and 2006
(in Canadian dollars)

As required by Canadian GAAP, the Company separated the liability and equity components of the Series N secured subordinated notes.  The Company determined the fair value of the liability component of the Series N notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing.  The Company determined the fair value of the conversion feature at the issue date of the Series N notes using the Cox-Rubinstein binomial valuation model.  The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $211,000, $215,000 and $174,000, respectively.  The liability component will be accreted to $600,000 over the term of the Series N notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.  Financing costs in the amount of $8,000 were expensed in general and administrative expenses as incurred on the issuance of Series N notes.

b)
During the year ended December 31, 2008, the Company issued Series M secured subordinated notes with a face value of $678,000.  The Series M notes mature on July 11, 2013, have an annual interest rate of 10 percent and are convertible into equity units at a price of $0.05 per unit.  Interest is payable in cash upon the earlier of conversion or maturity of the notes.   Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.10 per warrant.  The warrants expire on the earlier of (i) July 11, 2013 and (ii) the date which is twenty days following the issuance of a notice by the Company to holders confirming that the closing price of the Company’s common shares on the Toronto Stock Exchange, was greater than or equal to $0.20 for the preceding 10 consecutive trading days.  Dundee Securities Corporation received a brokerage commission of four percent on a portion of the private placement.  The afore-mentioned conversion provisions are subject to a four month and one day hold period.  The Series M notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

As required by Canadian GAAP, the Company separated the liability and equity components of the Series M secured subordinated notes.  The Company determined the fair value of the liability component of the Series M notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing.  The Company determined the fair value of the conversion feature at the issue date of the Series M notes using the Cox-Rubinstein binomial valuation model.  The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $117,000, $315,000 and $246,000, respectively.  The liability component will be accreted to $678,000 over the term of the Series M notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.  Financing costs in the amount of $8,000 were expensed in general and administrative expenses as incurred on the issuance of Series M notes.

c)
During the year ended December 31, 2008, the Company issued Series L secured subordinated notes with a face value of $525,000.  The Series L notes mature March 31, 2013, have an annual interest rate of 10 percent and are convertible into equity units at a price of $0.10 per unit.  Interest for the first two years is payable in shares upon the earlier of conversion or each anniversary date of the closing date.  Interest payable for the remaining term of the notes is payable in cash upon the earlier of conversion, each anniversary date of the closing date, or maturity.   Each equity unit consisted of one common share and one share-purchase warrant with an exercise price of $0.15 per warrant.  The warrants expire on the earlier of (i) March 31, 2013 and (ii) the date which is sixty days following the issuance of a notice by the Company to holders confirming that the closing price of the Company’s common shares, on the Toronto Stock Exchange, was greater than or equal to $0.36 for any 10 consecutive trading days.  Dundee Securities Corporation received a brokerage commission of four percent on a portion of the private placement.  The afore-mentioned conversion provisions are subject to a four month and one day holding period.  The Series L notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

Northcore Technologies Inc. F-15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2008, 2007 and 2006
(in Canadian dollars)

As required by Canadian GAAP, the Company separated the liability and equity components of the Series L secured subordinated notes.  The Company determined the fair value of the liability component of the Series L notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing.  The Company determined the fair value of the conversion feature at the issue date of the Series L notes using the Cox-Rubinstein binomial valuation model.  The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $119,000, $221,000 and $185,000, respectively.  The liability component will be accreted to $525,000 over the term of the Series L notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.  Financing costs in the amount of $21,000 were expensed in general and administrative expenses as incurred on the issuance of Series L notes.

d)
During the year ended December 31, 2007, the Company issued Series K secured subordinated notes with a face value of $1,360,000.  The Series K notes were issued to private investors including an amount totaling $60,000 issued to two directors/officers of the Company.  The Series K notes mature June 15, 2009, have an annual interest rate of 11 percent and are convertible into common shares of the Company at a price of $0.12 per common share.  Interest on the Series K notes is payable in common shares upon the earlier of each quarter end, maturity or conversion of the notes.  At any time after the closing, the Series K notes, including any accrued interest thereon, will be automatically converted into common shares at the Conversion Price when the volume weighted average trading price of the common shares through its principal trading market for a 10 consecutive trading day period is $0.30 or more.  The Series K notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

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

During the quarter ended March 31, 2008, the Company entered into an agreement to assign $50,000 face value of the Series K secured subordinated notes held by a director and shareholder of the Company to a Canadian financial institution (See Note 7 (c)).

e)
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

Northcore Technologies Inc. F-16

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2008, 2007 and 2006
(in Canadian dollars)

During 2006, $470,000 (face value) of the Series J notes (book value of $156,000) were converted into 3,133,000 equity units represented by 3,133,000 common shares valued at $220,000 and 3,133,000 warrants valued at $125,000.

During 2008, $60,000 (face value) of the Series J notes (book value of $27,000) were converted into 400,000 equity units represented by 400,000 common shares valued at $28,000 and 400,000 warrants valued at $16,000 (See table below).

f)
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

Northcore Technologies Inc. F-17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2008, 2007 and 2006
(in Canadian dollars)

During 2006, $900,000 (face value) of the Series I notes (book value of $291,000) were converted into 6,000,000 equity units represented by 6,000,000 common shares valued at $257,000 and 6,000,000 warrants valued at $243,000.

g)
During the year ended December 31, 2004, the Company issued Series H secured subordinated notes with a face value of $520,000.  The Series H notes were issued to private investors including an amount totaling $270,000 issued to three directors/officers of the Company.  The Series H notes matured October 21, 2007, had an annual rate of interest of 11 percent payable upon the earlier of maturity and conversion and were convertible into equity units at a price of $0.20 per unit.  Each equity unit consisted of one common share and one half of a share-purchase warrant with an exercise price of $0.40 per warrant.  The share-purchase warrants expired on October 21, 2008.  The Series H secured subordinated notes were to automatically convert into units when the share price of the Company closes at or above $0.45 for 10 consecutive trading days during the term.  Holders could convert the notes into units at anytime following a four-month hold period.  If the holder did not convert and no automatic conversion takes place, the Company must repay the principal amount in cash.  In order to obtain the required approvals to issue the Series H notes, the Company retroactively increased the interest rate on the Series G notes from an annual rate of 7 percent to an annual rate of 11 percent. The Series H notes were secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

As required by Canadian GAAP, the Company separated the liability and equity components of the Series H secured subordinated notes.  The Company determined the fair value of the liability component of the Series H notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing.  The Company determined the fair value of the conversion feature at the issue date of the Series H notes using the Cox-Rubinstein binomial valuation model.  The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $282,000, $184,000 and $54,000, respectively.  The liability component was to be accreted to $520,000 over the term of the Series H notes through the recording of a non-cash interest expense until such date at which the underlying notes were converted into common shares.

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

During 2007, the remaining $170,000 (face value) balance of the Series H notes (book value $170,000) matured and was refinanced (See Note 7(a)).  Accordingly, 850,000 equity units represented by 850,000 common shares valued at $55,000 and 425,000 warrants valued at $17,000 were canceled (See table below).

h)
During the year ended December 31, 2004, the Company issued Series G secured subordinated notes with a face value of $1,710,000.  The Series G notes were issued to private investors including an amount totaling $170,000 issued to three directors/officers of the Company. The Series G notes matured June 15, 2007, had an annual rate of interest of 7 percent payable upon the earlier of maturity and conversion and were convertible into equity units at a price of $0.31 per unit.  Each equity unit consisted of one common share and one half of a share-purchase warrant with an exercise price of $0.50.  The share-purchase warrants expired on June 15, 2008.  The Series G secured subordinated notes were to automatically convert into units when the volume-weighted average share price of the Company closes above $0.70 for any 20 consecutive trading days.  The Series G notes were secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

Northcore Technologies Inc. F-18

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2008, 2007 and 2006
(in Canadian dollars)

As required by Canadian GAAP, the Company separated the liability and equity components of the Series G secured subordinated notes.  The Company determined the fair value of the liability component of the Series G notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing.  The Company determined the fair value of the conversion feature at the issue date of the Series G notes using the Cox-Rubinstein binomial valuation model.  The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $959,000, $539,000 and $212,000, respectively.  The liability component was to be accreted to $1,710,000 over the term of the Series G notes through the recording of a non-cash interest expense.

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

In addition to the financing costs described above, the Company issued to First Associates Investment Inc. (“First Associates”) an option to purchase up to 485,000 equity units at a purchase price of $0.31 per unit.  The option expired on June 15, 2006.  Each equity unit consisted of one common share and one half of a share-purchase warrant with an exercise price of $0.50.  The share-purchase warrants expired on June 15, 2008.  Using the Cox-Rubinstein binomial valuation model, the Company determined the fair value of these equity units to be $59,000.  The portion of the fair value of these options, in the amount of $33,000, attributable to the liability component of the notes was allocated to deferred charges.  The remaining portion, in the amount of $26,000, attributable to the equity components of the notes was recorded as an increase to shareholders’ deficiency.

Subsequent to the issuance of the Series G notes, the interest rate payable on the notes was retroactively increased to 11 percent.  The increase in the interest rate was a condition of the issuance of the Series H notes (See (g) above).

During 2006, $60,000 (face value) of the Series G notes (book value of $51,000) was repaid. Accordingly, 194,000 equity units represented by 194,000 common shares valued at $16,000 and 96,000 warrants valued at $6,000 were canceled.

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

In connection with the refinancing of the maturing Series G notes in 2007, the Company completed a private placement issuance of the new Series K secured subordinated notes with a face amount of $1,360,000 (See (d) above), to existing holders of $1,360,000 of the Series G secured subordinated notes.  The Company refinanced the remaining balance of $240,000 Series G notes through the issuance of notes payable (See Note 7 (b)).

In addition, on June 15, 2007, the Company completed a private placement issuance of 2,992,000 common shares, at $0.15 per share common share, to holders of $1,360,000 of the Series G secured subordinated notes, in payment of the related accrued interest on $1,360,000 of the Series G secured subordinated notes of $449,000 (See Note 10 (c)).

Northcore Technologies Inc. F-19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2008, 2007 and 2006
(in Canadian dollars)

i)
During the year ended December 31, 2008, the Company recorded cash interest expense aggregating $335,000 (2007 - $272,000, 2006 - $345,000) and interest accretion of $394,000 (2007 - $333,000, 2006 - $454,000).

j)	As at December 31, 2008, accrued liabilities include $234,000 (2007 - $109,000) of unpaid interest payable relating to the secured subordinated notes.

k)	Accrued liabilities include accrued interest payable to related parties as follows:

	2008	2007
	(in thousands)
Series I	$28	$16
Series J	22	10
Series K	-	2
Total	$50	$28

l)	Interest payments relating to the secured subordinated notes totaling $9,000, $60,000 and $3,000 were made to related parties during the years ended December 31, 2008, 2007 and 2006, respectively.

m)	The following summarizes the face and fair values of the liability and equity components of the secured subordinated notes.

Secured Subordinated Notes	2008		2007
	Face Value	Carrying Value	Face Value	Carrying Value
	(in thousands)
Opening balance	$1,945	$1,075	$2,405	$1,926
Change in accounting policy (Note 3)	-	-	-	(111)
Issuance of notes:
Series N (Note 8 (a))	600	211	-	-
Series M (Note 8 (b))	678	117	-	-
Series L (Note 8 (c))	525	119	-	-
Series K (Note 8 (d))	-	-	1,360	744
Accreted (non-cash) interest	-	394	-	333
Conversion of notes:
Series J (Note 8 (e))	(60)	(27)	-	-
Series G (Note 8 (h))	-	-	(50)	(47)
Maturity of notes:
Series H (Note 8 (g))	-	-	(170)	(170)
Series G (Note 8 (h))	-	-	(1,600)	(1,600)
Refinancing of notes:
Series K (Note 8 (d))	(50)	(34)	-	-
Closing balance	$3,638	$1,855	$1,945	$1,075
Current portion of notes	$1,310	$1,125	$-	$-
Long term portion of notes	2,328	730	1,945	1,075
Closing balance	$3,638	$1,855	$1,945	$1,075

Northcore Technologies Inc. F-20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2008, 2007 and 2006
(in Canadian dollars)

Conversion Features on Secured Subordinated Notes Including Conversion of Attached Warrants	2008		2007
	Common Shares Issuable	Carrying Value	Common Shares Issuable	Carrying Value
	(in thousands of shares and dollars)
Opening balance	19,133	$991	17,059	$1,049
Issuance of notes:
Series N (Note 8 (a))	12,000	389	-	-
Series M (Note 8 (b))	27,120	561	-	-
Series L (Note 8 (c))	10,500	406	-	-
Series K (Note 8 (d))	-	-	11,333	616
Conversion of notes:
Series J (Note 8 (e))	(800)	(44)	-	-
Series G (Note 8 (h))	-	-	(243)	(18)
Maturity of notes:
Series H (Note 8 (g))	-	-	(1,275)	(72)
Series G (Note 8 (h))	-	-	(7,741)	(584)
Refinancing of notes:
Series K (Note 8 (d))	(416)	(23)	-	-
Closing balance	67,537	$2,280	19,133	$991

9.      INCOME TAXES

The Company accounts for income taxes under the asset and liability method.  Under the asset and liability method, a future tax asset is recorded based upon tax losses carried forward and differences in tax and accounting values in the Company’s assets and liabilities.  The tax asset is reduced by a valuation allowance to the extent that it is more likely than not that the asset would not be realized.  The valuation allowance is reviewed and adjusted as appropriate for each reporting period.  At December 31, 2008 and 2007, the Company established the valuation allowance at 100 percent of the future tax asset.

	2008	2007
	(in thousands)
FUTURE TAX ASSET
Tax losses carried forward	$6,582	$6,800
Difference in tax and accounting valuations
for capital assets and investments	69	89
	6,651	6,889
Valuation allowance	(6,651)	(6,889)
Future tax asset	$-	$-
PROVISION FOR INCOME TAXES
Income taxes at statutory rate	$(789)	$(786)
Foreign income affected at higher rates	-	(21)
Change in enacted rates	106	1,241
Non-taxable income on inter-company debt forgiveness	-	(2,385)
Non-deductible portion of capital loss	-	1,024
Non-deductible interest on subordinated notes	114	97
Expiry of losses in subsidiaries	790	-
Stock-based compensation not deductible for tax	12	28
Other, net	5	(64)
	238	(866)
Change to valuation allowance	(238)	866
Provision for income taxes	$-	$-

Northcore Technologies Inc. F-21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2008, 2007 and 2006
(in Canadian dollars)

The provision for income taxes differs from the amount computed by applying the combined Canadian Federal and Provincial statutory income tax rate of 33.5 percent (2007 - 34 percent) to the loss from continuing operations before income taxes.  The sources and tax effects of the differences are indicated above.

Tax loss carry-forwards at December 31, 2008 expire as follows:

Year	Amount
(in thousands)
2009	$1,408
2010	3,782
2014	3,047
2015	3,351
2026	2,588
2027	2,050
2028 Tax loss carry-forwards that do not expire	1,988 9,587
$27,801

The Company has net operating loss carry-forwards of $18,214,000 that expires in years 2009 through 2028, and indefinite loss carry-forwards of $9,587,000.  The indefinite loss carry-forwards are comprised of net capital losses from continuing Canadian operations of $4,479,000 and from discontinued operations of $5,108,000, which are available to reduce future year’s capital gains.

10.           SHARE CAPITAL

a)	Authorized

Unlimited number of common shares
Unlimited number of preference shares - issuable in series

b)  Outstanding Common Shares

	2008		2007		2006
	Number	Amount	Number	Amount	Number	Amount
	(in thousands of shares and dollars)
Opening balance	108,287	$104,495	83,742	$101,867	74,120	$100,859
Shares issued pursuant to:
Conversion of debentures (Note 8)	400	55	162	59	9,133	924
Payment of interest (Note 10 (c))	979	147	3,755	557	489	84
Shares cancelled (Note 7 (c))	(139)	(21)	-	-	-	-
Rights offering (Note 10 (d))	-	-	20,628	2,012	-	-
Closing balance	109,527	$104,676	108,287	$104,495	83,742	$101,867

In addition to the above, the conversion of the remaining secured subordinated notes would result in the issuance of 2,000,000 (2007 - 2,000,000) common shares for Series I notes, 1,500,000 (2007 - 1,900,000) common shares for Series J notes, 10,917,000 (2007 - 11,333,000) common shares for Series K notes, 5,250,000 (2007 - nil) common shares for Series L notes, 13,560,000 (2007 - nil) common shares for Series M notes, and 6,000,000 (2007 - nil) common shares for Series N notes.

c)	Payment of Interest

During the year ended December 31, 2008, accrued interest in the amount of $147,000 relating to Series K notes was settled through the issuance of 979,000 common shares based on a fair value of $0.15 per share.

Northcore Technologies Inc. F-22

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2008, 2007 and 2006
(in Canadian dollars)

During the year ended December 31, 2007, upon maturity of Series G notes, accrued interest in the amount of $449,000 was settled through the issuance of 2,992,000 common shares based on a fair value of $0.15 per share.

During the year ended December 31, 2007, accrued interest in the amount of $108,000 relating to Series I, J and K was settled through the issuance of 763,000 common shares based on an average fair value of $0.15 per share.

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

d)	Rights Offering

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

The distribution was recorded as a reduction to contributed surplus.  Upon issuance of the common shares under the rights offering, the value of the exercised rights of $427,000 was recorded as part of the common shares issued and the balance of $22,000 remained in contributed surplus.

As a result of the rights offering, the Company raised net proceeds of $1,245,000 and settled demand loans of $340,000 through the issuance of 20,628,302 common shares, each priced at $0.08 per share.

e)	Loss Per Share

The following table sets forth the computation of basic and diluted loss per share.

	2008	2007	2006
	(in thousands, except per share amounts)
Numerator:
Loss from continuing operations	$(2,355)	$(2,312)	$(2,770)
Income from discontinued operations (Note 4)	-	-	2,122
Loss for the year	$(2,355)	$(2,312)	$(648)
Denominator:
Weighted average number of shares outstanding, basic and diluted	108,861	93,094	79,933

Loss per share from continuing operations, basic and diluted	$(0.02)	$(0.02)	$(0.03)
Loss per share, basic and diluted	$(0.02)	$(0.02)	$(0.01)

Northcore Technologies Inc. F-23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2008, 2007 and 2006
(in Canadian dollars)

            For each fiscal year, the Company excluded the effect of all convertible debt, stock options and share-purchase warrants, as their impact would have been anti-dilutive.

11.           CONTRIBUTED SURPLUS

a)	The following table summarizes the transactions within contributed surplus.

	2008	2007
	(in thousands)
Opening balance	$2,099	$1,819
Allocation of recorded value of expired warrants (Note 11 (b))	39	52
Refinancing of note (Note 7 (c))	23	-
Rights offering (Note 10 (d))	-	(427)
Repayment of secured subordinated notes (Note 11 (c))	-	655
Closing balance	$2,161	$2,099

b)	During the year ended December 31, 2008, recorded value of $39,000 (2007 - $52,000) related to expired warrants was allocated from warrants to contributed surplus (See Note 12 (b)).

c)
During the year ended December 31, 2007, recorded value of $655,000 related to the maturity of secured subordinated notes was allocated from conversion features on secured subordinated notes to contributed surplus (See Note 8).

12.	WARRANTS

a)	The following table summarizes the transactions within warrants.

	2008		2007
	Number	Amount	Number	Amount
	(in thousands of warrants and dollars)
Opening balance	16,339	$533	17,064	$580
Warrants issued pursuant to:
Conversion of debentures (Note 8)	400	16	81	5
Warrants expired (Note 12 (b))	(5,956)	(39)	(806)	(52)
Closing balance	10,783	$510	16,339	$533

In addition to the above, the conversion of the remaining secured subordinated notes would result in the issuance of 2,000,000 (2007 - 2,000,000) common share-purchase warrants for Series I notes, 1,500,000 (2007 - 1,900,000) common share-purchase warrants for Series J notes, 5,250,000 (2007 - nil) common shares-purchase warrants for Series L notes, 13,560,000 (2007 - nil) common shares-purchase warrants for Series M notes, and 6,000,000 (2007 - nil) common shares-purchase warrants for Series N notes.

b)
During the year ended December 31, 2007, the Company issued 81,000 common share-purchase warrants with an exercise price of $0.50 and an expiry date of June 15, 2008 as a result of the conversion of the Series G notes.  These warrants expired unexercised on June 15, 2008 and were accordingly cancelled.

During the year ended December 31, 2005, the Company issued 875,000 common share-purchase warrants with an exercise price of $0.40 and an expiry date of October 21, 2008 as a result of the conversion of the Series H notes.  These warrants expired unexercised on October 21, 2008 and were accordingly cancelled.

During the year ended December 31, 2004, the Company issued 5,000,000 common share-purchase warrants with an exercise price of $0.35 and an expiry date of December 6, 2008 as a result a private placement.  These warrants expired unexercised on December 6, 2008 and were accordingly cancelled.

During the year ended December 31, 2004, the Company issued 806,000 common share-purchase warrants with an exercise price of $0.50 and an expiry date of May 19, 2007 as a result of the conversion of the Series F notes.  These warrants expired unexercised on May 19, 2007 and were accordingly cancelled.

Northcore Technologies Inc. F-24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2008, 2007 and 2006
(in Canadian dollars)

13.	STOCK OPTIONS

a)	Stock options are comprised of the following components:

	2008		2007
	Number	Amount	Number	Amount
	(in thousands of options and dollars)
Employees (Note 13 (b))	3,446	$1,273	3,532	$1,230
Non-employees	-	116	-	116
Total	3,446	$1,389	3,532	$1,346

b)	Employee Stock Options

The Company has a stock option plan which provides for the issuance of stock options to employees, which may expire as much as 10 years from the date of grant, at prices not less than the fair market value of the common shares on the date of grant. A total of 5,350,000 options has been authorized by the Company’s shareholders for issuance under the stock option plan.

The Management Resources and Compensation Committee of the Board of Directors reserves the right to determine the vesting periods to stock options granted.  The options expire between 2010 and 2013.

A summary of changes in the employee stock option plan for the two years ended December 31, 2008 is as follows:

	2008	2007	2008	2007
	Number of Options (in thousands)		Weighted Average Exercise Price
Opening balance	3,532	2,220	$0.16	$0.18
Granted	480	1,350	0.10	0.12
Cancelled	(566)	(38)	0.18	0.14
Closing balance	3,446	3,532	$0.14	$0.16
Exercisable, end of year	3,046	2,921	$0.15	$0.18

On December 23, 2008, the Company granted 480,000 stock options to certain employees of the Company.  The options have an exercise price of $0.10 and expire on December 23, 2013.  These options vest quarterly over a six-quarter period commencing with the quarter ended December 31, 2008.

On July 11, 2007, the Company granted 1,350,000 stock options to employees, officers and directors.  The options have an exercise price of $0.12 and expire on July 11, 2012.  Of these options, 600,000 options vested immediately with the remaining 750,000 to vest quarterly over a six-quarter period commencing with the quarter ended September 30, 2007.

On August 4, 2006, the Company granted 500,000 stock options to employees, officers and directors.  The options have an exercise price of $0.15 and expire on August 4, 2011.  The options are comprised of two categories: non-performance based options and performance based options.  The non-performance based options account for 460,000 of the options granted. These options vested quarterly over a six-quarter period commencing with the quarter ended September 30, 2006.  The remaining 40,000 performance-based options were granted to certain Company officers and will vest upon the achievement of specific Company performance objectives.  None of the performance-based options have vested as at December 31, 2008.

Northcore Technologies Inc. F-25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2008, 2007 and 2006
(in Canadian dollars)

On June 21, 2006, the Company granted 50,000 stock options to certain employees of the Company.  The options have an exercise price of $0.15 and expire on June 21, 2011.  These options vested quarterly over a four-quarter period commencing with the quarter ended June 30, 2006.

A summary of the status of the Company’s outstanding options at December 31, 2008 is as follows:

Exercise Prices	Number of Options Outstanding (in thousands)	Remaining Contractual Life (in years)	Number of Options Exercisable (in thousands)
$0.10	480	4.9	80
$0.12	1,234	3.5	1,234
$0.15	390	2.6	390
$0.16	900	2.0	900
$0.22	442	1.1	442
	3,446		3,046

The aggregate exercise price for employee options outstanding at December 31, 2008 was approximately $496,000 (2007 - $549,000).

The Company determined the fair value of employee stock option grants using the Cox-Rubinstein binomial valuation model with the following assumptions on a weighted average basis:

	2008	2007	2006
Dividend yield	-	-	-
Risk free interest rate	1.82%	4.61%	4.21%
Volatility	73.27%	82.82%	87.27%
Expected term, in years	5	5	5

The Company records compensation expense for stock options granted to employees and directors based on the fair value method of accounting.  For the year ended December 31, 2008, the employee stock option expense was $43,000 (2007 - $94,000, 2006 - $137,000).  The weighted average grant date fair values of the options issued during the year was $0.07 (2007 - $0.08, 2006 - $0.11).

14.	OTHER OPTIONS

During the year ended December 31, 2005, the Company issued 747,000 compensation options with a fair value of $193,000 relating to the issuance of Series I secured subordinated notes (See Note 8 (f)).  The options entitle the holder to purchase an equity unit at a purchase price of $0.15 per unit.  The options expire on September 12, 2010.  Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.20.  The share-purchase warrants expire on September 12, 2010.

15.	REVENUES

Revenues are comprised of the following:

	2008	2007	2006
	(in thousands)
Services	$454	$794	$809
Hosting fees	249	256	187
Royalty fees	38	116	77
	$741	$1,166	$1,073

Northcore Technologies Inc. F-26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2008, 2007 and 2006
(in Canadian dollars)

16.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS

a)	Financial Instruments

The Company has classified its financial instruments as follows:

	2008	2007
	(in thousands)
Financial Assets:
Held for trading, measured at fair value
Cash and cash equivalents	$460	$478
Loans and receivables, recorded at amortized cost
Accounts receivable	$305	$119
Financial Liabilities:
Other financial liabilities, recorded at amortized cost
Accounts payable, accrued liabilities, notes payable and secured subordinated notes	$3,185	$2,235

The Company had neither available for sale, nor held to maturity financial instruments during years ended December 31, 2008 and December 31, 2007.

b)	Financial Risk Factors

Foreign Exchange Risk
The Company’s revenue from software licensing and related services and e-commerce enabling agreements is transacted in various currencies including the Canadian dollar, U.S. dollar, and U.K. pound.  Correspondingly, operating expenses related to these activities are transacted in the above-denoted currencies.  The Company does not use derivative instruments to manage exposure to foreign exchange fluctuations.  During the year ended December 31, 2008, the Company incurred foreign exchange losses in the amount of $16,000 (2007 - $13,000, 2006 - $8,000), which is recorded in general and administrative expenses.

A 10 percent change of the Canadian dollar against the following currency as at December 31, 2008 would impact loss by the amount shown below:

December 31, 2008
(in thousands)
U.S. dollar	$55
U.K. pound	6
$61

Interest Rate Risk
The Company has limited exposure to fluctuations in interest rates.  The Company does not use derivative instruments to reduce its exposure to interest rate risk.

Credit Risk
Credit risk arises from the potential that a customer will fail to meet its contractual obligations under a software licensing and related services agreement or an e-commerce enabling agreement.

The Company invests its cash and cash equivalents in investments that are of high credit quality.  Given these high credit ratings, the Company does not expect any investees to fail to meet their obligations.

In 2008, two customers accounted for 61 percent and 13 percent, respectively, (2007 - two customers accounted for 69 percent and 10 percent, respectively, 2006 - three customers accounted for 34 percent, 18 percent and 12 percent, respectively) of total revenues.  At December 31, 2008, three customers accounted for 66 percent, 13 percent and 12 percent, respectively, (2007 - three customers accounted for 52 percent, 24 percent and 11 percent, respectively) of total accounts receivable.

Northcore Technologies Inc. F-27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2008, 2007 and 2006
(in Canadian dollars)

The following table summarizes the aging of accounts receivable as at the reporting date.

	2008	2007
	(in thousands)
Current	$86	$99
Past due (61-120 days)	35	-
Past due (> 120 days)	184	20
	$305	$119

The allowance for doubtful accounts recorded for the year ended December 31, 2008 was $11,000 (2007 - $nil).

Fair Value
The fair value of monetary assets and liabilities approximates amounts at which they would be exchanged between knowledgeable and unrelated persons.  The amounts recorded in the consolidated financial statements approximate fair value, with the exception of the secured subordinated series I, J, K, L, M and N notes as it is not practical to determine the fair value of the notes as at December 31, 2008 considering that they are not publicly traded.

Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due,  see Going Concern (Note 2).  The Company manages its liquidity risk by continuously monitoring forecast and actual cash flows.

As at December 31, 2008, the Company's contractual obligations and financial liabilities, including interest payments due by periods over the next five fiscal years, are as follows:

(in thousands)	Carrying Value	Total	2009	2010	2011	2012	2013
Notes payable	$382	$382	$382	$-	$-	$-	$-
Secured subordinated notes - principal repayment	1,856	3,638	1,310	300	825	-	1,203
Secured subordinated notes - interest payments	234	1,085	185	244	159	-	497
Accounts payable	570	570	570	-	-	-	-
Accrued liabilities	377	377	377	-	-	-	-
	$3,419	$6,052	$2,824	$544	$984	$-	$1,700

17.   CAPITAL DISCLOSURES

The Company’s objective when managing capital is to safeguard its accumulated capital in order to provide adequate return to shareholders by maintaining sufficient levels of funds, in order to support and further expand upon the Company’s current base of products and services.

The capital structure of the Company consists of debt, net of cash and cash equivalents and equity comprised of issued capital, contributed surplus and deficit.  The Company manages its capital structure and makes adjustments to it, based on the level of funds required to manage its operations.  In order to achieve these objectives, the Company invests its excess capital in highly liquid financial instruments.

Northcore Technologies Inc. F-28

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2008, 2007 and 2006
(in Canadian dollars)

18.   COMMITMENTS AND CONTINGENCIES

(a)	Minimum payments under operating leases are as follows:

Year	Amount (in thousands)
2009	128

(b)
The Company entered into a licensing agreement with NCR Corporation on April 17th, 2002.  The agreement provides the Company with access to specific technology patents over a seven-year period for a minimum of US $100,000 annually up to a cumulative maximum of US $5,000,000.

19.   SUPPLEMENTAL CASH FLOWS INFORMATION

The following table sets forth the changes in non-cash operating working capital items resulting from the inflow (outflow) of cash in the year.

	2008	2007	2006
	(in thousands)
Accounts receivable	$(186)	$35	$130
Deposits and prepaid expenses	11	25	52
Accounts payable	249	(26)	(320)
Accrued liabilities	342	257	211
Deferred revenue	(22)	(16)	(23)
	$394	$275	$50

The following table summarizes the non-cash financing activities of the Company.

	2008	2007	2006
	(in thousands)
Issuance of common shares in settlement of interest payments (Note 10 (c))	$147	$557	$84
Issuance of common shares in settlement of demand loans (Note 7(d))	-	340	-
Reduction in debt from conversion of secured subordinated notes (Note 8 (m))	(27)	(47)	(447)
Reduction in conversion feature from conversion of secured subordinated notes (Note 8 (m))	(44)	(18)	(845)
Issuance of Series K subordinated notes to refinance Series G subordinated notes	-	1,360	-
Issuance of demand loans upon maturity of Series G subordinated notes	-	320	-

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
Years ended December 31, 2008, 2007 and 2006
(in Canadian dollars)

The consolidated financial statements of the Company reflect the Company’s pro rata share of the joint venture’s assets, liabilities, and results of operations in accordance with the proportionate consolidation method of accounting.  The effect of proportionate consolidation of the joint venture on the Company’s consolidated financial statements is summarized as follows:

For the years ended December 31,	2008	2007	2006
	(in thousands)
Consolidated Statements of Operations
Operating revenue	$80	$73	$72
Operating expenses	(5)	(3)	(3)
Net income	$75	$70	$69
Consolidated Balance Sheets
Current assets	$49	$36	$15
Current liabilities	(31)	(31)	(35)
Net investment	$18	$5	$(20)
Consolidated Statements of Cash Flows
Operating activities	$(27)	$21	$(20)
Investing activities	-	-	-
Financing activities	-	-	-
Net cash inflow (outflow)	$(27)	$21	$(20)

21.   CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles as applied in Canada, which conform in all material respects with generally accepted accounting principles in the United States, except as noted below.

(a) Consolidated Financial Statements

Consolidated Balance Sheets
	2008 CDN. GAAP	2008 U.S. GAAP	2007 CDN. GAAP	2007 U.S. GAAP
	(in thousands)
Cash	460	460	478	478
Accounts receivable	305	305	119	119
Deposits and prepaid expense	28	28	38	38
Capital assets	19	19	52	52
Deferred charges (Note 21 (b))	-	61	-	44
Accounts payable and accrued liabilities	(948)	(948)	(577)	(577)
Deferred revenue	(30)	(30)	(52)	(52)
Current portion of notes payable	(382)	(382)	(378)	(378)
Current portion of secured subordinated notes (Note 21 (b))	(1,125)	(686)	-	-
Notes payable	-	-	(205)	(205)
Secured subordinated notes (Note 21 (b))	(730)	(2,110)	(1,075)	(1,556)
Shareholders’ deficiency (Note 21 (b))	2,403	3,283	1,600	2,037

Northcore Technologies Inc. F-30

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2008, 2007 and 2006
(in Canadian dollars)

            Consolidated Statements of Operations
	2008	2007	2006
	(in thousands, except per share amounts)
Loss for the year as reported under Canadian GAAP	$(2,355)	$(2,312)	$(648)
Adjustments:
Accretion of interest on secured subordinated notes (Note 21 (b))	394	333	454
Amortization of deferred charges relating to secured subordinated notes under Canadian GAAP (Note 21 (b))	-	-	62
Amortization of deferred charges relating to secured subordinated notes under U.S. GAAP (Note 21 (b))	(21)	(65)	(350)
Amortization of beneficial conversion feature (Note 21 (b))	(303)	(160)	(698)
Income from discontinued operations (Note 4)	-	-	(2,122)
Loss from continuing operations for the year as reported under U.S. GAAP	$(2,285)	$(2,204)	$(3,302)
Income from discontinued operations (Note 4)	-	-	2,122
Loss for the year as reported under U.S. GAAP	(2,285)	(2,204)	(1,180)
Other comprehensive loss	-	-	(90)
Comprehensive loss as reported under U.S. GAAP	$(2,285)	$(2,204)	$(1,270)
Basic and diluted loss per share from continuing operations	$(0.02)	$(0.02)	$(0.04)
Basic and diluted loss per share	$(0.02)	$(0.02)	$(0.01)

(b) Financial Instruments with Liability and Equity Elements

Under Canadian GAAP, the secured subordinated notes (See Note 8) are recorded based upon the relative fair values of the liability and equity components of the instruments.  The liability component is accreted to the face value of the subordinated notes over the term to maturity until the underlying notes are converted into common shares.  Under U.S. GAAP, upon issuance, the secured subordinated notes would have been recorded as a liability and reclassified to equity only upon conversion.  No value would have been assigned to the conversion option under U.S. GAAP if no beneficial conversion option exists.  Accordingly, the interest accretion of $394,000 (2007 - $333,000, 2006 - $454,000) that is recorded under Canadian GAAP is reversed under U.S. GAAP.

Additionally, under Canadian GAAP, the financing costs arising from the issuance of the convertible notes are allocated between the liability and equity components of the notes.  Under Canadian GAAP, the Company had previously deferred financing costs associated with the liability component of the notes and amortized them over the term of the related debt instruments.  Under HB Section 3855, the carrying value of transaction costs at December 31, 2006 of $41,000 was charged to opening deficit on transition on January 1, 2007 (See Note 3).  Under U.S. GAAP, all of the financing costs are deferred and amortized over the term of the underlying debt.  As a result, the 2008 amortization expense under U.S GAAP is $21,000 (2007 - $65,000, 2006 - $128,000) compared to an amortization expense of $nil (2007 - $nil, 2006 - $62,000) under Canadian GAAP.  In addition, the deferred financing costs are $61,000 at December 31, 2008 (2007 - $44,000) under U.S. GAAP as compared to $nil (2007 - $nil) under Canadian GAAP.

Furthermore, under Canadian GAAP, conversion of debt results in the allocation of any unamortized deferred financing charges associated with that debt to shareholders’ deficiency.  Under U.S. GAAP, such unamortized financing charges are expensed upon conversion of the associated debt.  Accordingly, under U.S. GAAP, an amount of $nil (2007 - $1,000, 2006 - $222,000), representing the unamortized financing charges associated with the conversion of the Series G notes (2007 - Series G notes, 2006 - Series G and I notes), is expensed.  The unamortized financing charges under Canadian GAAP, in the amount of $nil (2007 - $nil, 2006 - $53,000), were allocated to contributed surplus upon the conversion of the Series G notes (2007 - Series G notes, 2006 - Series G and I notes).

Northcore Technologies Inc. F-31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2008, 2007 and 2006
(in Canadian dollars)

Further, under U.S. GAAP, the beneficial conversion feature represented by the excess of the fair value of the shares issuable on conversion of the subordinated notes, measured on the commitment date, over the amount of the loan proceeds to be allocated to the common shares upon conversion would be allocated to additional paid in capital.  This results in a discount on the subordinated notes that is recognized as additional interest expense over the term of the subordinated notes and any unamortized balance is expensed immediately upon conversion of the subordinated notes.  Accordingly, for U.S. GAAP purposes, the Company has recognized a beneficial conversion feature in the amount of $776,000 relating to the Series L, M and N subordinated notes.  In 2007, the Company recognized beneficial conversion features of $340,000 relating to the Series K subordinated notes.  In 2006, the Company recognized beneficial conversion features of $220,000 relating to the Series J subordinated notes.  An interest expense of $303,000 (2007 - $160,000, 2006 - $698,000) results from the amortization of the discount over the term to maturity of those subordinated notes as well as the unamortized discount for those subordinated notes converted during the year.  Canadian GAAP does not require the recognition of any beneficial conversion feature.

(c) Investment in Jointly Controlled Company

Canadian GAAP requires the proportionate consolidation of investments in joint ventures.  Proportionate consolidation is generally not permitted under U.S. GAAP; instead investments in joint ventures are accounted for in accordance with the equity basis of accounting.

Although the application of proportionate consolidation has no impact on the Company’s loss or shareholders’ deficiency, it does increase the amounts reported for the Company’s current assets, current liabilities, revenue, expenses and cash flow from operations by the amounts disclosed in Note 20 as compared to the amounts that would otherwise be reported under U.S. GAAP.  As allowed under the rules of the Securities and Exchange Commission, this difference has not been reflected in the tables of certain financial statement differences items presented above.

(d) Additional Disclosures as Required in Accordance with U.S. GAAP

U.S. GAAP requires the disclosure of the allowance for doubtful accounts.  The accounts receivable balance reported on the consolidated balance sheet at December 31, 2008, includes an allowance for doubtful accounts in the amount of $11,000 (2007 - $nil).

U.S. GAAP requires the disclosure of accrued liabilities that exceed five percent of current liabilities.  Included in accrued liabilities at December 31, 2008 are accrued interest payable of $234,000 (2007 - $109,000) and accrued audit fees of $99,000 (2007 - $98,000).

U.S. GAAP requires the disclosure of non-cash interest components incurred during the year.  In 2008, the Company incurred $303,000 (2007 - $160,000, 2006 - $698,000) in non-cash interest expense associated with secured subordinated notes.

(e) Impact of New Accounting Pronouncements

In September 2006, the FASB issued SFAS 157, Fair Value Measurements.  This new standard defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurements.  This new standard is effective for the Company beginning January 1, 2008.  The adoption of this standard did not have any impact on the Company’s fair value measurements.

As discussed in Note 3, the Company adopted certain new financial instrument accounting standards for Canadian GAAP purposes.  These changes in accounting policies were not required to be made for U.S. GAAP purposes.

Northcore Technologies Inc. F-32

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2008, 2007 and 2006
(in Canadian dollars)

22.   SUBSEQUENT EVENT

In February 2009, the Company announced the conversion of secured subordinated notes and the additional proceeds secured from the exercise of warrants.  Series M note holders have converted $660,000 out of a total of $678,000 debentures and exercised a total of 13,200,000 common share-purchase warrants out of a possible 13,560,000 warrants, for total proceeds of $1,320,000.  As per the terms of the debenture, the remaining warrant options have expired.

As a result of this transaction, the Company issued 26,400,000 common shares, comprised of 13,200,000 common shares from the conversion of the Series M notes and 13,200,000 common shares from the exercising of the associated warrants.

Northcore Technologies Inc. F-33