Form 20-F
period 2009-12-31
NORTHCORE TECHNOLOGIES INC.
filed 2010-04-01
CIK 1079171

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒            ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

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

159,352,296 Common Shares as of December 31, 2009

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

Yes  ☐ No  ☒

NORTHCORE TECHNOLOGIES INC.

Annual Report on Form 20-F for the Fiscal Year
Ended December 31, 2009

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

Trademarks or trade names, which we own and are used in this Annual Report, include: DYN@MIC BUYER™, DYN@MIC SELLER™ and WORKING CAPITAL ENGINE™. Each trademark, trade name, or service mark of any other company appearing in this Annual Report belongs to its holder.

Unless otherwise indicated, all references in this Annual Report to “dollars” or “$” are references to Canadian dollars.  Our financial statements are expressed in Canadian dollars.  Except as otherwise noted, certain financial information presented in this Annual Report has been translated from Canadian dollars to U.S. dollars at an exchange rate of Cdn$1.0537 to US$1.00 (or US$0.9490 to Cdn$1.00), the noon buying rate in New York City on December 31, 2009 for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.  These translations are not intended to suggest that Canadian dollars have been or could be converted into U.S. dollars at that or any other rate.

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The selected financial data set forth below should be read in conjunction with, and is qualified by reference to, our consolidated financial statements and the related notes, and the section "Operating and Financial Review and Prospects" included elsewhere in this Annual Report.  The consolidated statement of operations data for the years ended December 31, 2009, 2008, and 2007 and consolidated balance sheet data as of December 31, 2009 and 2008, as set forth below, are derived from our audited consolidated financial statements and the related notes included elsewhere in this Annual Report. The consolidated statement of operations data for the years ended December 31, 2006 and 2005 and the consolidated balance sheet data as at December 31, 2007, 2006 and 2005 has been derived from our audited consolidated financial statements for those years, which are not included in this Annual Report but have previously been filed with the Commission.

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

Historical results are not necessarily indicative of results to be expected for any future period.

	Year Ended December 31
	2009	2008	2007	2006	2005
	(Cdn$)	(Cdn$)	(Cdn$)	(Cdn$)	(Cdn$)
	(in thousands except for per share data)
Consolidated Statement of Operations Data (Canadian GAAP):
Revenues	759	741	1,166	1,073	1,285
Operating expenses:
General and administrative	1,269	1,485	1,703	1,790	2,559
Customer service and technology	738	689	762	664	839
Sales and marketing	181	117	276	377	505
Employee stock options	183	43	94	137	105
Depreciation and amortization	29	33	39	92	95
Interest expense	768	729	604	783	717
Total expenses	3,168	3,096	3,478	3,843	4,778
Loss from continuing operations	(2,409)	(2,355)	(2,312)	(2,770)	(3,493)
Income (loss) from discontinued operations	-	-	-	2,122	(8)
Loss for the year	(2,409)	(2,355)	(2,312)	(648)	(3,501)
Loss per common share (1)	(0.02)	(0.02)	(0.02)	(0.01)	(0.05)

Weighted average number of common shares	140,434	108,861	93,094	79,933	72,904

Consolidated Statement of Operations Data (U.S. GAAP): (3)
Loss for the year as reported under U.S. GAAP	$(2,914)	$(2,285)	$(2,204)	$(1,270)	$(3,320)

	As at December 31,
	2009	2008	2007	2006	2005
	(Cdn$)	(Cdn$)	(Cdn$)	(Cdn$)	(Cdn$)
	(in thousands)
Consolidated Balance Sheet Data (Canadian GAAP): (2)
Total assets	1,105	812	687	813	1,843
Shareholders’ deficiency	(16)	(2,403)	(1,600)	(2,255)	(2,710)

Consolidated Balance Sheet Data (U.S. GAAP): (3)
Total assets	1,105	812	731	882	2,091
Shareholders’ deficiency	(431)	(3,283)	(2,037)	(2,458)	(3,032)

(1)
For each fiscal year, the Company excluded the effect of all convertible debt, stock options and share-purchase warrants in the calculation of diluted loss per share, as their impact would have been anti-dilutive.

(2)	The Company has not paid dividends since its formation.
(3)
The significant differences between Canadian GAAP and U.S. GAAP arise primarily from the accounting differences relating to the secured subordinated notes issued. Refer to Note 21 (b) of the consolidated financial statements for details.

EXCHANGE RATES

The following tables set forth, for the periods indicated, certain exchange rates based on the noon buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York.  Such rates are the number of U.S. dollars per one Canadian dollar and are the inverse of the rates quoted by the Federal Reserve Board of New York for Canadian Dollars per U.S. $1.00.  On March 15, 2010, the exchange rate was US$1.00 = Cdn$1.0216.

	Year Ended December 31,
Rate	2009	2008	2007	2006	2005

Average during year (1)	0.8799	0.9297	0.9419	0.8844	0.8254
(1)	The average rate is the average of the exchange rates on the last day of each month during the year.

Month	High during month	Low during month

September 2009	0.9421	0.9159
October 2009	0.9719	0.9223
November 2009	0.9562	0.9309
December 2009	0.9615	0.9334
January 2010	0.9747	0.9373
February 2010	0.9598	0.9315

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS.

Not applicable.

D.	RISK FACTORS

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

We have not yet realized profitable operations and have relied on non-operational sources of financing to fund our operations.  Since we began our operations, we have been funded primarily through the sale of securities to investors in a series of private placements, convertible debt instruments, sales of equity to, and investments from, strategic partners, gains from investments, option exercises, a rights offering and, to a limited extent, through cash flow from operations.  While our Company’s financial statements for the year-ended December 31, 2009, have been prepared on the basis of accounting principles applicable to a going concern, certain adverse conditions and events cast substantial doubt upon the validity of this assumption. Our ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2009.  We cannot provide assurance that we will be able to execute on our business plan or assure that efforts to raise additional financings would be successful.

Management believes that continued existence beyond 2009 is dependent on its ability to increase revenue from existing products, and to expand the scope of its product offering which entails a combination of internally developed software and partnerships with third parties. Management further believes that ability to raise additional financing during 2010 is also critical for continued existence of the Company. As of December 31, 2009, we had cash on hand of approximately $226,000.

We do not have any committed sources of additional financing at this time and we are uncertain whether additional funding will be available when we need it on terms that will be acceptable to us or at all except as mentioned in Note 22 to the consolidated financial statements. If we are not able to obtain financing when we need it, we would be unable to carry out our business plan and would have to significantly curtail or cease our operations. We have included in Note 2 to our financial statements for the year ended December 31, 2009, a discussion about our ability to continue as a going concern. Potential sources of financing include strategic relationships, public or private sales of our shares, debt, convertible securities or other arrangements. If we raise funds by selling additional shares, including common shares or other securities convertible into common shares, the ownership interests of our existing shareholders will be diluted.  If we raise funds by selling preferred shares, such shares may carry more voting rights, higher dividend payments or more favorable rights upon distribution than those for the common shares.  If we incur debt, the holders of such debt may be granted security interests in our assets.  Because of our potential long-term capital requirements, we may seek to access the public or private equity or debt markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time. The auditors’ report on our 2009 consolidated financial statements, filed with this Annual Report on Form 20-F, includes additional comments that refer to this uncertainty with respect to our ability to continue as a going concern. If we fail to obtain financing when we need it, it would have a material adverse effect on our business, financial condition, cash flows and results of operations.

WE ARE NOT PROFITABLE AND WE MAY NEVER BECOME PROFITABLE

We have accumulated losses of approximately $116.02 million as of December 31, 2009.  For the year ended December 31, 2009 our loss was $2.409 million. We have never been profitable and expect to continue to incur losses for the foreseeable future.  We cannot assure you that we will earn profits or generate positive cash flows from operations in the future.

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

In 2009, two customers accounted for 62 percent and 19 percent, respectively, (2008–two customers accounted for 61 percent, and 13 percent, respectively) of total revenues. If our relationships with any of these customers is severed or meaningfully altered, we would experience a significant decline in our performance, particularly through reduced revenues, which would have a material adverse effect on our business, financial condition, cash flows and results of operations.

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

WE ARE SUBJECT TO RISKS ASSOCIATED WITH EXCHANGE RATE FLUCTUATIONS

The Company’s revenue from software licensing and related services and e-commerce enabling agreements is transacted in various currencies including the Canadian dollar, U.S. dollar and U.K. pound.  As the majority of our revenues are realized in U.S. dollar and our expenses are transacted in Canadian dollar, the appreciation of the U.S. dollar against the Canadian dollar may have a favorable impact on our results.  The Company does not use derivative instruments to manage exposure to foreign exchange fluctuations. Fluctuations in the exchange rates of these currencies or the exchange rate of other currencies against the Canadian dollar could have a material adverse effect on our business, financial condition, cash flows and results of operations.

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

MAJOR DEVELOPMENTS

Significant product and business developments over the last three fiscal years have been as follows:

FISCAL 2009

Northcore completed a number of customer and financing activities throughout the course of 2009.  These activities were designed to accelerate revenue opportunities, solidify our financial position, and strengthen our abilities to work with our customers and partners.

FINANCING ACTIVITIES
•
Completed a series of debt to equity conversions resulting in full conversions of the original principal amounts of the Series I, J, K and M secured subordinated notes.  As a result of these conversions, the Company’s total liabilities have been reduced by 65 percent since the start of the year decreasing from $3,215,000 to $1,121,000 at the year end;

•	Raised $1,320,000 of new equity through the exercise of the Series M warrants and additional proceeds of $112,000 through the exercise of compensation options;
•	Closed an equity private placement, securing net proceeds of $495,000 through the issuance of common shares and warrants;

CUSTOMER ACTIVITIES
During 2009, Northcore focused on expanding the breadth of existing customer relationships and extending the product line in order to open up new opportunities. Results of this strategy include:

•	Initiated a Working Capital Engine™ marketing campaign under a new sales leader, as well as formed Southcore Technologies to market our technology products to new territories.
•
Signed an agreement with NACCO Materials Handling Group (NMHG), to create a holistic remarketing platform to connect qualified buyers with used lift truck inventory from a North American network of authorized Hyster and Yale dealers;

•	Completed an implementation of a next generation mobile application that would assist NMHG in streamlining their remote inspection and inventory process;
•
Implemented a new media marketing platform supporting the sale of corporate aircraft.  The site delivers a new level of viewer immersion to the industry, previously only provided by world leading art galleries and museums;

•	Developed a direct marketing product to support a major strategic partner in a high profile sales initiative;
•	Delivered a prototype for Home Hardware Stores Limited, to provide an intranet for Home Hardware Dealers across Canada to more efficiently source assets for their business needs;
•	Renewed a major application hosting contract with a key strategic partner and added an expanded scope of services; and
•	Worked with a key strategic partner to deliver a new online marketing presence and supporting structures.

JOINT VENTURE WITH GE COMMERCIAL FINANCE
Throughout 2009, Northcore continued to support GE Asset Manager, LLC, our joint venture with GE Commercial Finance.  The delivery of a cutting edge mobile application for a key GE partner, NMHG, illustrates this focus.

Working with our partners at GE, we have added new products to the portfolio. An example of this is the new media remarketing system currently being used to vend high-end corporate aircraft online. The joint venture has also supported numerous third party sales events for key GE clients, as well as managing the delivery of the associated eMarketing campaigns.

In summary, the joint venture continued to show its increasing value to both partners in a year of challenging economic circumstances. We believe that this value equation will remain in evidence throughout the coming year.

FISCAL 2008

Northcore completed a number of customer and financing activities throughout the course of 2008.  These activities were designed to accelerate revenue opportunities, solidify our financial position, and strengthen our abilities to work with our customers and partners.

FINANCING ACTIVITIES
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

Working closely with GE, we have also augmented the core GEAMproduct suite, with enhancements to Asset Appraiser and tighter integration of the Asset Tracking technology to the Asset Sales platform. We expect this to have broad customer appeal.

We also supported a significant international expansion in the use of Asset Tracker by Kraft Foods.

FISCAL 2007

Effective July 12, 2007, Northcore announced a management change, naming Duncan Copeland as Chief Executive Officer and Jim Moskos as Chief Operating Officer.
During the year completed a number of customer and financing activities throughout the course of 2007.  These activities were designed to accelerate revenue opportunities, solidify our financial position, and strengthen our abilities to work with our customers and partners.

FINANCING ACTIVITIES

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

COMPANY’S JOINT VENTURE WITHGE COMMERCIAL FINANCE

On December 31, 2003 ADB Systems USA, Inc. (“ADB USA”), a wholly owned subsidiary of the Company, entered into an Amended and Restated Operating Agreement (the “Operating Agreement”) with General Electric Capital Corporation through its business division GE Commercial Finance. This agreement was entered into in connection with the establishment of GE Asset Manager, LLC, a joint business venture in which both GE Commercial Finance and ADB USA hold a 50 percent interest.  Pursuant to this business venture, GE Commercial Finance and ADB USA also entered into the following agreements that are included as exhibits to the Operating Agreement:  ADB License Agreement, ADB Services Agreement, GE License Agreement and GE Service Agreement. GE Asset Manager, LLC, which carries on business under the name GE Commercial Finance Asset Manager (“GE Asset Manager”), is an integrated, web-based business enabling mid- and large-size organizations to reduce operating costs by simplifying and consolidating their asset management programs. GEAM features all-in-one capabilities designed for sourcing of new equipment, tracking and reallocation of existing assets, automated appraisal management and disposition of surplus equipment.

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

For a description of principal capital expenditures and divestitures, see ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS  As of March 15, 2010 we do not have any significant current capital divestitures or any current capital expenditures.

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

Through our wholly owned subsidiary, ADB Systems USA, Inc., Northcore owns a 50 percent interest in GE Asset Manager, LLC a joint business venture launched with GE Commercial Finance which operates under the name GE Commercial Finance Asset Manager  (see Part I - Item 4.A - “Joint Venture with GE Commercial Finance”). GEAM offers a suite of integrated, web-based solutions that are designed to help organizations gain greater control of their capital assets and implement new process efficiencies to their operational activities which we believe enables our customers to:

•	Automate sourcing and tendering processes;
•	Track and re-deploy assets more effectively;
•	Automate equipment appraisals; and
•	Efficiently market and sell surplus equipment.

We believe however, that the current economic turmoil bodes well for Northcore. In times where access to new capital is reduced, or rendered more difficult, companies are motivated to “stretch” existing capital investments by redeploying idle and surplus assets back into productive use. In addition, assets that are ultimately unneeded represent a “harvest” opportunity, if they can be liquidated efficiently. The product suite offered by Northcore and by extension our joint venture (GE Asset Manager, LLC) provides an efficient, cost effective solution to help organizations achieve these goals.

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

PRODUCTS AND SERVICES

The Company offers solutions to manage all aspects of the asset lifecycle – sourcing/procurement, maintenance, materials management and disposition.  Below is a detailed description of our offerings:

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

GE ASSET MANAGER, LLC (GEAM)

GEAM is a joint venture between GE Commercial Finance and Northcore Technologies Inc. that combines GE’s equipment financing and asset management expertise together with our experience in providing mission critical technology solutions for asset lifecycle management.

With organizations needing to generate improved bottom-line results and comply with new financial regulatory requirements, GEAM has introduced a new suite of integrated, web-based solutions that are designed to help organizations gain greater control of their capital assets and implement new process efficiencies to their operational activities.

Our industry-proven solutions enable our customers to:

•	Automate sourcing and tendering processes.
•	Track and re-deploy assets more effectively;
•	Automate equipment appraisals; and
•	Efficiently market and sell surplus equipment.

The four key components to Asset Manager’s offerings are as follows:

Asset Buyer

Asset Buyer is a web-based solution designed for automating sourcing activities and improving purchasing decisions.  Using Asset Buyer, purchasers can determine the factors that are the most important to their procurement decisions and identify suppliers that deliver the greatest value – from the lowest price to the ability to match exact specification requirements.

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

Asset Tracker

Designed to allow organizations to more effectively utilize their assets, Asset Tracker is a web-based solution for keeping track of the location, details and status of capital equipment – regardless of where the equipment is being deployed.

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

PAN PACIFIC GROUP

Pan Pacific Group (PPG) was founded in 1986 in Vancouver, Canada and started its beginnings in the Construction, Financial Services and the Travel Industries. Since then, PPG has spread its wings to all four corners of the globe. PPG's strengths lies in its global partners and in the team work that exists between them.

DONNA CONA

Donna Cona is Canada's largest Aboriginal Information and Communications Technology company. The company was incorporated in 1996, and has successfully been providing information technology and management consulting services to public sector organizations.

MOTOROLA

A global communications leader, powered by, and driving, seamless mobility. Motorola is revolutionizing broadband, embedded systems and wireless networks - bringing cutting-edge technologies into your everyday life, with style.

ADB SYSTEMER AS

Based in Stavanger, Norway ADB Systemer AS provides enterprise asset management technology for oil and gas companies and public sector organizations. Upon the share sale of ADB Systemer AS, effective June 30, 2006, the Company entered into a value added reseller agreement with ADB Systemer AS to continue to bring WorkMate and ProcureMate to market.

BUSINESS CYCLES

As many of the customers of the Company and GEAM are large, multinational organizations or quasi-governmental entities, we may experience increasingly longer sales and collection cycles. Additional information on business cycle risks are set out in Item 3.D. of this Annual Report under the heading Risk Factors.

For additional information regarding business cycles, see Part I - Item 5 under the heading “OPERATING AND FINANCIAL REVIEW AND PROSPECTS – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS”.

STRATEGY

Our business strategy is to expand our customer base, particularly in the financial services, manufacturing, public, and oil and gas sectors, through superior software functionality and through the industry expertise of our employees.  In particular, our strategy is comprised of the following key components:

EXPAND JOINT VENTURE WITH GE AND INCREASE OUR CUSTOMER BASE

Since the launch of GE Asset Manager, we have focused our efforts on increasing the number of joint venture customers and enhancing our portfolio of asset management technology. This focus will be a cornerstone of our efforts in 2010.

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

The following is a representative list of some of the customers for whom we have implemented or are implementing our solutions:

Customer	Solution(s)	Industry Segment	Geographic Location
GE Capital Solutions	Asset Seller	Financial Services	US
Global Electronics Services-GE Capital Solutions	Asset Tracker	Financial Services	US
GE Infrastructure	Asset Tracker	Manufacturing	US
Materials Handling Group (NMHG)	Asset Seller & Asset Tracker	Manufacturing	US
The Toro Company	Asset Tracker	Manufacturing	US
Kraft Foods Global, Inc.	Asset Tracker	Manufacturing	US

SALES AND MARKETING

We market our solutions primarily through our direct sales force. Our sales organization is regional with personnel located in our principal offices in Toronto, Canada.

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

Our software development and technology expenditures were approximately $738,000, $689,000, and $762,000 for the year ended December 31, 2009, 2008 and 2007, respectively, including salaries and related expenses of our personnel engaged in research and development.

Our software development and technology activities in 2009 included the ongoing development of new applications framework implemented in Microsoft.Net. The new framework will be used as the foundation of all future Web based products. There was also a substantial amount of time devoted to the extension of our integration tool set, which allows us to connect our core product suite to pre-existing customer owned third party applications.

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

Our major trademarks or tradenames include: Northcore™, DYN@MIC SELLER™, DYN@MIC BUYER™, WORKING CAPITAL ENGINE™ and POWERED BY Northcore™. We also claim rights in other unregistered trademarks.

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

During the year ended December 31, 2009, the Company entered into a technology licensing agreement with a Fortune 500 company that provides Northcore with access to a portfolio of intellectually property patents over a six-year period for a minimum fee of US $260,000 over the term of the agreement.

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

 Although we offer a broad range of asset lifecycle management solutions, we face significant competition in each of the component product areas from the following companies:

•	Sourcing – Ariba, Inc., Emptoris, Inc., Moai, and SAP AG;

•	Procurement –Ariba, Inc., IBM, and broader ERP solution providers such as Oracle and SAP AG;

•	Asset Management– Indus International Inc., Infor, IBM, Mincom Ltd., and broader ERP solution providers such as Oracle and SAP AG; and

•	Sales solutions – eBay Inc.

In addition, many organizations use in-house developers to develop solutions for certain elements of the asset lifecycle.

C. ORGANIZATIONAL STRUCTURE

The Company has the following organizational structure, which includes the subsidiaries as set out below:

CORPORATE ORGANIZATIONAL STRUCTURE
AS OF MARCH 15, 2010

D. PROPERTY, PLANT AND EQUIPMENT

The table below lists the location of our facilities, which is held by us pursuant to a lease agreement, and summarizes certain information about the location.

Location	Use	Square Feet (Approximate)	Term of Lease
302 The East Mall, Suite 300 Toronto, Ontario	Executive, Administrative, Engineering and Marketing	5,435	Expires Oct. 2014

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

Our shares trade on both the Toronto Stock Exchange (TSX: NTI) and the OTC Bulletin Board (OTCBB: NTLNF).

SELECTED ANNUAL INFORMATION
(in thousands of Canadian dollars)

Year ended December 31,	2009	2008	2007
	(in thousands, except per share amounts)
Revenues	$759	$741	$1,166
Operating expenses:
General and administrative	1,269	1,485	1,703
Customer service and technology	738	689	762
Sales and marketing	181	117	276
Employee stock options	183	43	94
Depreciation and amortization	29	33	39
Total operating expenses	2,400	2,367	2,874
Loss from continuing operations before the under-noted	(1,641)	(1,626)	(1,708)
Interest expense:
Cash interest expense	260	335	272
Accretion of secured subordinated notes	508	394	333
Interest income	-	-	(1)
	768	729	604
LOSS AND COMPREHENSIVE LOSS FOR THE YEAR	$(2,409)	$(2,355)	$(2,312)
LOSS PER SHARE, BASIC AND DILUTED	$(0.02)	$(0.02)	$(0.02)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED (000’s)	140,434	108,861	93,094

A. OPERATING RESULTS

RESULTS OF OPERATIONS

COMPARISON OF YEARS ENDED DECEMBER 31, 2009 AND DECEMBER 31, 2008

Loss:  Our loss for the year ended December 31, 2009 was $2,409,000, an increase of $54,000 or two percent from the loss of $2,355,000 reported for the year ended December 31, 2008.   The increase in loss was attributable to the increase in operating and interest expenses, partially offset the increase in revenues.

The loss before interest, taxes, depreciation and employee stock options was $1,429,000 for 2009 as compared to $1,550,000 for 2008, an improvement of $121,000 or eight percent.  The Company considers this to be a meaningful performance measure as it provides an approximation of operating cash flows. The reduction in this loss was a combination of an increase in revenues and a reduction in operating expenses.

Revenues:  Revenues are comprised of services (application development activities, software implementation and license fees, training and consulting, product maintenance and customer support), application hosting and royalty fees.

Revenues increased to $759,000 for the year ended December 31, 2009 from $741,000 for the year ended December 31, 2008, representing an increase of $18,000 or two percent.  The increase in revenues was attributed to the increase in application hosting as a result of additional applications being hosted during 2009, partially offset by a decrease in services and royalty fees.

General and Administrative:  General and administrative expenses include, primarily: all salaries and related expenses (including benefits and payroll taxes) other than technology staff compensation (which is included in customer service and technology expenses), and sales and marketing staff compensation (which is included in sales and marketing expenses), occupancy costs, foreign exchange gains or losses, professional fees, insurance, investor relations, regulatory filing fees, and travel and related costs.

General and administrative expenses decreased by $216,000 or 15 percent, to $1,269,000 for the year ended December 31, 2009, as compared to $1,485,000 for the year ended December 31, 2008.  Savings over the same period of last year was mainly due to a significant reduction in licensing fees as a result of settlement of past debts for $240,000 less than the amounts previously recorded and lower financing fees, partially offset by an increase in investor relations and bad debt expense.

Customer Service and Technology:  Customer service and technology expenses consist of costs associated with acquired and internally developed software, and research and development expenses, including fees to independent contractors and salaries and related expenses of personnel engaged in these activities.

Customer service and technology expenses increased by $49,000 or seven percent, to $738,000 for the year ended December 31, 2009, as compared to $689,000 for the year ended December 31, 2008.  The increase in expenses was due primarily to the increase in staffing levels compared to last year.

Sales and Marketing:  Sales and marketing costs include all salaries and related expenses of sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs.

Sales and marketing costs for the year ended December 31, 2009 amounted to $181,000, as compared to $117,000 for 2008, representing an increase of $64,000 or 55 percent.  The addition of a new sales leader and the related marketing and business development expenses attributed to the increase in sales and marketing costs compared to last year.

Employee Stock Options:  For the year ended December 31, 2009, employee stock option expense amounted to $183,000, as compared to $43,000 for the year ended December 31, 2008, an increase $140,000.  The increase was due to 1,870,000 stock options granted and related vesting expense in the current year as compared to 480,000 stock options granted and related vesting expense in 2008.

Depreciation:  Depreciation expense for the year ended December 31, 2009 was $29,000, relatively consistent with $33,000 recorded for the year ended December 31, 2008.

Interest Expense:  Interest expense reflects interest incurred from debt instruments and loans.  Interest expense for the year ended December 31, 2009 was $768,000 compared to $729,000 for December 31, 2008, representing an increase of $39,000 or five percent.  During 2009, cash interest expense of $260,000 and non-cash interest expense of $508,000 was incurred related to the secured subordinated notes and notes payable.  Comparatively, cash interest expense of $335,000 and non-cash interest expense of $394,000 was recorded in 2008.  The increase in interest expense was due to the accretion of Series L, M and N subordinated notes issued during 2008 and the refinanced Series K-Extension notes during 2009.

COMPARISON OF YEARS ENDED DECEMBER 31, 2008 AND DECEMBER 31, 2007

Loss:  Our loss for the year ended December 31, 2008 was $2,355,000, an increase of $43,000 or two percent from the loss of $2,312,000 reported for the year ended December 31, 2007.   The increase in loss was attributable in the reduction in revenue and the increase in interest expense, partially offset by the decrease in operating expenses.

The EBITDA loss was $1,550,000 for 2008 as compared to $1,575,000 for 2007, a decrease in the EBITDA loss of $25,000 or two percent.  The Company considers EBITDA to be a meaningful performance measure as it provides an approximation of operating cash flows. The improvement in EBITDA loss was the result of a significant savings of $450,000 in the associated expenses (general and administrative, customer service and technology, and sales and marketing), partially offset by the reduction in revenue of $425,000 from 2007.

Revenues:  Revenues are comprised of services (application development activities, software implementation and license fees, training and consulting, product maintenance and customer support), application hosting and royalty fees.

Revenues decreased to $741,000 for the year ended December 31, 2008 from $1,166,000 for the year ended December 31, 2007, representing a decrease of $425,000 or 36 percent.  The most significant decrease was in the area of services, where revenues decreased to $454,000, from $794,000 in 2007, a decline of $340,000 or 43 percent.  A smaller workforce, the decline in legacy applications (WorkMate and COMPASS) users and the depreciation in the U.S. dollars were the main reasons for the decline in services revenues.  Royalty fees also decreased to $38,000, from $116,000 in 2007, a decline of $78,000 or 67 percent.  Hosting fees declined to $249,000, from $256,000 in 2007, a slight decline of $7,000 or three percent.  The depreciation in the U.S. dollars was the main reason for this decrease in hosting fees during 2008.

General and Administrative:  General and administrative expenses include, primarily: all salaries and related expenses (including benefits and payroll taxes) other than technology staff compensation (which is included in customer service and technology expenses), and sales and marketing staff compensation (which is included in sales and marketing expenses), occupancy costs, foreign exchange gains or losses, professional fees, insurance, investor relations, regulatory filing fees, and travel and related costs.

General and administrative expenses decreased by $218,000 or 13 percent, to $1,485,000 for the year ended December 31, 2008, as compared to $1,703,000 for the year ended December 31, 2007.  Continued cost-containment efforts resulted in year-over-year savings in the following areas; salaries and benefits due to a smaller administrative workforce; investor relations and insurance premiums due to lower premiums; and rent and occupancy costs due to rent rebates pertaining to the prior years received during the current year.  These savings were partially offset by the increase in professional fees due to higher legal and consulting fees and additional financing cost relating to the issuances of the secured subordinated notes during 2008.

Customer Service and Technology:  Customer service and technology expenses consist of costs associated with acquired and internally developed software, and research and development expenses, including fees to independent contractors and salaries and related expenses of personnel engaged in these activities.

Customer service and technology expenses decreased by $73,000 to $689,000 for the year ended December 31, 2008, as compared to $762,000 for the year ended December 31, 2007, representing an decrease of 10 percent.  The decrease in expenses was due primarily to the decrease in staffing levels in 2008 compared to 2007.

Sales and Marketing:  Sales and marketing costs include all salaries and related expenses of sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs.

Sales and marketing costs for the year ended December 31, 2008 amounted to $117,000, as compared to $276,000 for 2007, representing a decrease of $159,000 or 58 percent.  This decline was a result of a reduction in staffing levels in North America in 2008 and the Company opting out the renewal of the sales and marketing contract with Sandstorm Technologies, which expired during the fourth quarter of 2007.

Employee Stock Options:  For the year ended December 31, 2008, employee stock option expense amounted to $43,000, as compared to $94,000 for the year ended December 31, 2007, a decrease $51,000 or 54 percent.  The decrease was due to only 480,000 stock options granted and related vesting expense in 2008 as compared to 1,350,000 options granted in 2007.

Depreciation:  Depreciation expense for the year ended December 31, 2008 was $33,000, relatively consistent with $39,000 recorded for the year ended December 31, 2007.

Interest Expense:  Interest expense reflects interest incurred from debt instruments and loans.  Interest expense for the year ended December 31, 2008 was $729,000 compared to $605,000 for December 31, 2007, representing an increase of $124,000 or 20 percent.  During 2008, cash interest expense of $335,000 and non-cash interest expense of $394,000 was incurred related to secured subordinated notes and notes payable.  Comparatively, cash interest expense of $272,000 and non-cash interest expense of $333,000 was recorded in 2007.  The increase in interest expense was due to the new Series L, M and N subordinated notes issued during 2008.

Interest Income:  There was no interest income for the year ended December 31, 2008, as compared to $1,000 for the year ended December 31, 2007.

GOING CONCERN

The Company has incurred negative annual cash flows from operations since inception and expects to continue to expend substantial funds to continue to develop technology, build an infrastructure to support business development efforts and expand other areas of business including the acquisition of, or strategic investments in, complementary products, businesses or technologies.  The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2009.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern.  If the going concern assumption were not appropriate, adjustments would be necessary in the carrying value of assets and liabilities, the reported losses and the balance sheet classification used.

The continued existence beyond 2009 is dependent on Company’s ability to increase revenue from existing products and services, and to expand the scope of its product offering which entails a combination of internally developed software and business ventures with third parties and to raise additional financing.

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

CRITICAL ACCOUNTING POLICIES

We periodically review our financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment. As part of this process, we have reviewed our selection, application and communication of critical accounting policies and financial disclosures. We have determined that the critical accounting policies related to our core ongoing business activities are primarily those that relate to revenue recognition.  Other significant accounting policies are described in Note 3 to our audited annual consolidated financial statements for the year ended December 31, 2009.

REVENUE RECOGNITION

The Company’s revenues are derived from services (application development activities, software implementation and license fees, training and consulting, product maintenance and customer support), application hosting and royalty fees.  Fees for services are billed separately from licenses of the Company’s products.  The Company recognizes revenue in accordance with Canadian GAAP, which in the Company’s circumstances, are not materially different from the amounts that would be determined under provisions of FASB Accounting Standards Codification (ASC) Subtopic 985-605 (previously the American Institute of Certified Public Accountants Statements of Position (SOP) No. 97-2, “Software Revenue Recognition”, and as amended by Statement of Position 98-9, “Modification of SOP 97-2, Software revenue Recognition, With Respect to Certain Transactions”). The Company also considers the provisions of the Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee (EIC) 141 and CICA EIC 142, which is analogous to ASC 605, in determining the appropriate revenue recognition methodology.

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

SOFTWARE LICENSE REVENUE

The Company recognizes software license revenue in accordance with the terms of the license agreement and when the following criteria as set out in ASC Subtopic 985-605 are met:

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

ADOPTION OF NEW ACCOUNTING POLICIES

GOODWILL AND INTANGIBLE ASSETS

Effective January 1, 2009, the Company adopted the new recommendations of the CICA Handbook Section 3064, Goodwill and Intangible Assets.  This new Handbook Section replaces CICA Handbook Section 3062, Goodwill and Other Intangible Assets, and CICA Handbook Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets.  The adoption of this new standard had no impact on the consolidated financial statements.

FINANCIAL INSTRUMENTS – DISCLOSURES

In June 2009, the CICA amended Section 3862, Financial Instruments – Disclosures, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures.  These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements.  Fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities.  Assets and liabilities in Level 2 include valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly.  Level 3 valuations are based on inputs that are not based on observable market data.  The amendments to Section 3862 apply for annual financial statements relating to fiscal years ending after September 30, 2009.  The disclosures required by the standard have been reflected in Note 16 of our consolidated financial statements for the year ended December 31, 2009.

UNADOPTED NEW ACCOUNTING PRONOUNCEMENTS

MULTIPLE DELIVERABLE REVENUE ARRANGEMENTS

In December 2009, the CICA issued EIC 175, Multiple Deliverable Revenue Arrangements, replacing EIC 142, Revenue Arrangements with Multiple Deliverables. This abstract was amended to (1) exclude from the application of the updated guidance those arrangements that would be accounted for in accordance with SOP 97-2, Software Revenue Recognition as amended by Accounting Standards Update (ASU) 2009-14; (2) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (3) require in situations where a vendor does not have VSOE or third-party evidence of selling price, the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (4) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (5) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance.

The accounting changes summarized in EIC 175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted. Adoption may either be on a prospective basis or by retrospective application. If the Abstract is adopted early, in a reporting period that is not the first reporting period in the entity’s fiscal year, it must be applied retroactively from the beginning of the Company’s fiscal period of adoption. The Company is currently assessing the future impact of these amendments on its financial statements and has not yet determined the timing and method of its adoption.

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

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.

In February 2008, the AcSB confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011. The Company’s first annual IFRS financial statements will be for the year ending December 31, 2011 and will include the comparative period for 2010.  Starting in the first quarter of 2011, the Company will provide unaudited consolidated financial information in accordance with IFRS including comparative figures for the comparable quarters 2010.

The Company has assembled an IFRS transition team and is committed to the development of its IFRS changeover plan during the coming year.  The Company is evaluating accounting policy differences between Canadian GAAP and IFRS based on management’s current understanding of these standards.  Once completed, the assessment will include the impact of conversion on information technology and data systems, internal controls over financial reporting, disclosure controls and procedures and business activities.

B.  LIQUIDITY AND CAPITAL RESOURCES

The Company has been funded to date primarily through a series of private placements of equity and convertible debentures, sales of equity to and investments from strategic partners, gains from investments and option exercises.  Since inception, the Company has received aggregate net proceeds of $95.3 million from debt and equity financing and has realized net proceeds of $26.4 million from disposal of investments. The Company has not earned profits to date and, at December 31, 2009, has an accumulated deficit of $116 million.  The Company expects to incur losses into 2010 and there can be no assurance that it will ever achieve profitability.  Operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of the Company’s control.

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

Cash decreased by $234,000 to $226,000 as at December 31, 2009 from $460,000 as at December 31, 2008.

Current assets of $514,000 were exceeded by current liabilities (excluding deferred revenue) of $648,000 in the current fiscal year by $134,000.  Current assets of $793,000 were exceeded by current liabilities (excluding deferred revenue) of $2,455,000 by $1,662,000 in the prior year.  Deferred revenue has been excluded from current liabilities as it is expected to be settled by resources other than cash.

a) Operating
Cash outflows from operating activities declined to $1,913,000 in the current fiscal year compared to cash outflows from operating activities of $1,491,000 in the prior year.   The decline was due to with a decrease in non-cash working capital as per below.

Non-cash working capital resulted in outflows of $224,000 in fiscal 2009 as compared to inflows of $394,000 in fiscal 2008, a decrease of $618,000, as summarized in the following table:

	2009	2008	Change
	(in thousands on Canadian dollars)

Accounts receivable	$52	$(186)	$238
Deposits and prepaid expenses	(7)	11	(18)
Accounts payable	(239)	249	(488)
Accrued liabilities	(27)	342	(369)
Deferred revenue	(3)	(22)	19
	$(224)	$394	$(618)

b) Investing
Investing activities resulted in cash outflows of $57,000 during fiscal 2009, compared to $nil in 2008. Cash flows from investing activities were the result of the acquisition of new capital assets during year.

c) Financing
Financing activities generated net inflows of $1,736,000 in fiscal 2009, as compared to $1,473,000 in fiscal 2008.  Cash inflows during the year were generated from the issuance of equity units for $495,000 and the exercise of warrants and options for proceeds of $1,320,000 and $154,000, respectively, partially offset by the repayment of notes payable of $233,000.  In 2008, the Company raised net proceeds of $1,803,000 through the issuance of Series L, M and N notes, partially offset by the repayment of notes payable of $330,000.

FUNDING

Overview
The Company has been funded to date primarily through a series of private placements of equity and convertible debentures, sales of equity to and investments from strategic partners, gains from investments and option exercises.  Since inception, the Company has received aggregate net proceeds of $95.3 million from debt and equity financing and has realized net proceeds of $26.4 million from disposal of investments.

Funding – 2009

On November 18, 2009, PowerOne exercised the compensation options and purchased 747,000 equity units, consisting of 747,000 common shares valued at $121,000 and 747,000 warrants valued at $72,000.  The Company recorded total proceeds of $112,000, which were attributed to share capital.

On September 30, 2009, the Company completed a transaction resulting in the issuance of 2,604,000 equity units, priced at $0.19 per unit, for net proceeds of $495,000.  Each unit consists of one common share and one-half common share purchase warrant.  Each full warrant may be converted into a common share at the exercise price of $0.25 at any time prior to September 30, 2011.

During the quarter ended March 31, 2009, the Company announced the conversion of secured subordinated notes and the additional proceeds secured from the exercise of warrants.  Series M note holders have converted $660,000 out of a total of $678,000 debentures and exercised a total of 13,200,000 common share-purchase warrants out of a possible 13,560,000 warrants, for total proceeds of $1,320,000.  As per the terms of the debenture, the remaining warrant options have expired.

As a result of this transaction, the Company issued 26,400,000 common shares, comprised of 13,200,000 common shares from the conversion of the Series M notes and 13,200,000 common shares from the exercising of the associated warrants.

During the year ended December 31, 2009, total proceeds of $42,000 were realized from the exercise of 280,000 stock options at an average exercise price of $0.15.

Funding – 2008

On December 12, 2008, the Company issued of Series N secured subordinated notes with a face value of $600,000.  The Series N notes mature on December 12, 2011, have an annual interest rate of 10 percent and are convertible into equity units at a price of $0.10 per unit.  Interest is payable in cash upon the earlier of quarter end, conversion, or maturity of the notes.   Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.15 per warrant.  The warrants expire on December 12, 2011.  Dundee Securities Corporation received a brokerage commission of four percent on a portion of the private placement.  The afore-mentioned conversion provisions are subject to a four month and one day hold period.  The Series N notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

On July 11, 2008, the Company issued of Series M secured subordinated notes with a face value of $678,000.  The Series M notes mature on July 11, 2013, have an annual interest rate of 10 percent and are convertible into equity units at a price of $0.05 per unit.  Interest is payable in cash upon the earlier of maturity or conversion.   Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.10 per warrant.  The warrants expire on the earlier of (i) July 11, 2013 and (ii) the date which is twenty days following the issuance of a notice by the Company to holders confirming that the closing price of the Company’s common shares on the Toronto Stock Exchange, was greater than or equal to $0.20 for the preceding 10 consecutive trading days.  Dundee Securities Corporation received a brokerage commission of four percent on a portion of the private placement.  The afore-mentioned conversion provisions were subject to a four month and one day hold period.  The Series M notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

On March 31, 2008, the Company issued Series L secured subordinated notes with a face value of $525,000.  The Series L notes mature March 31, 2013, have an annual interest rate of 10 percent and are convertible into equity units at a price of $0.10 per unit.  Interest for the first two years is payable in shares upon the earlier of conversion or each anniversary date of the closing date.  Interest payable for the remaining term of the notes is payable in cash upon the earlier of conversion, each anniversary date of the closing date, or maturity.   Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.15 per warrant.  The warrants expire on the earlier of (i) March 31, 2013 and (ii) the date which is sixty days following the issuance of a notice by the Company to holders confirming that the closing price of the Company’s common shares, on the Toronto Stock Exchange, was greater than or equal to $0.36 for any 10 consecutive trading days.  The afore-mentioned conversion provisions were subject to a four month and one day holding period.  The Series L notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

Funding – 2007

The Series G secured subordinated notes with a face amount of $1,600,000 matured on June 15, 2007.  In connection with the refinancing of the Series G notes, the Company completed a private placement issuance of the new Series K secured subordinated notes with a face amount of $1,360,000, to existing holders of $1,360,000 of the Series G secured subordinated notes.

The Series K notes were issued to private investors including an amount totaling $60,000 issued to two directors/officers of the Company.  The Series K notes matured June 15, 2009, have an annual interest rate of 11 percent and are convertible into common shares of the Company at a price of $0.12 per common share.  Interest on the Series K notes is payable in common shares upon the earlier of quarter end, maturity or conversion of the notes.  At any time after the closing, the Series K notes, including any accrued interest thereon, will be automatically converted into common shares at the Conversion Price when the volume weighted average trading price of the common shares through its principal trading market for a 10 consecutive trading day period is $0.30 or more.  The Series K notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

In addition, on June 15, 2007, the Company completed a private placement issuance of 2,992,000 common shares, at $0.15 per common share, to holders of $1,360,000 of the Series G secured subordinated notes, in payment of the related accrued interest on $1,360,000 of the Series G secured subordinated notes of $449,000.

Subsequent to the year ended December 31, 2007, the Company entered into an agreement with the remaining Series G debt holders to repay the accrued interest of $113,000 and the principal of $240,000 in cash over a two year term at 12 percent in blended interest and principal quarterly payments of $40,000.  The total refinanced amount was $353,000. The notes payable mature on December 31, 2009 and are secured as per the Series G security terms.

The Series H secured subordinated notes with a principal balance of $170,000 matured on October 21, 2007.  The Company entered into an agreement with the debt holders to repay the accrued interest of $60,000 in cash and the principal of $170,000 repaid over a two year term at 11 percent in blended interest and principal quarterly payments of $24,000.  The total refinanced amount was $230,000. The notes payable were issued to private investors including an amount totaling $20,000 issued to a director and officer of the Company.  The notes payable mature on December 31, 2009 and are secured as per the Series H security terms.

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

At December 31, 2009, four customers accounted for 33 percent, 22 percent, 21 percent and 16 percent, respectively, (2008 – three customers accounted for 66 percent, 13 percent and 12 percent, respectively) of total accounts receivable.

VALUATION AND QUALIFYING ACCOUNTS
		Additions
Description	Balance at beginning of Year	Charged to costs and expenses	Charged to other Account	Deductions	Balance at end of Year
(in thousands of Canadian dollars)
Allowance for doubtful debts
Year 2007	-	-	-	-	-
Year 2008	-	$11	-	-	$11
Year 2009	$11	$58	-	$69	-

E.  OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet special purpose entities or other off-balance sheet arrangements.

F.  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As at December 31, 2009, the Company's contractual obligations, including payments due by periods over the next five years, are as follows:

	Total	2010	2011	2012	2013	2014
	(in thousands of Canadian dollars)

Operating leases	$728	$130	$156	$156	$156	$130
License agreements	253	44	44	55	55	55
Notes payable	156	156	-	-	-	-
Secured subordinated notes -principal repayment(i)	1,105	-	600	-	505	-
Secured subordinated notes - interest payment (i)	322	110	60	-	152	-
	$2,564	$440	$860	$211	$868	$185
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

Name, Age and Municipality of Residence	Director Since	Position with the Company
Duncan G. Copeland, 53 Potomac, MD, USA	June 23, 2004	Director and Chief Executive Officer, since July 11, 2007
Jim Moskos, 47, Toronto, Ontario	June 7, 1999	Director and Chief Operating Officer, since July 11, 2007 President, Technology Group from October 19, 1999 to July 11, 2007
T. Christopher Bulger, (1)(2)(3) 52, Toronto, Ontario	May 28, 1996	Director and non-executive Chairman of the Board since October 14, 2005
Darroch Robertson (1)(3), 58, St. Thomas, Ontario	June 25, 2003	Director
John Varghese (1)(2)(3), 45,* Toronto, Ontario	July 25, 2009	Director

(1)	Member of the Management Resources and Compensation Committee
(2)	Member of the Corporate Governance Committee
(3)	Member of the Audit Committee
*	Mr. Varghese resigned from the Board and all of its Committees effective from March 25, 2010.

The business experience of each of our current directors and executive officers for at least the last five years is as follows:

Directors
Duncan Copeland, Washington, DC
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

T. Christopher Bulger, Toronto, Ontario
Director since May 28, 1996
Non-executive Chairman of the Board of Directors, Chairman of the Management Resources and Compensation Committee and member of the Corporate Governance and Audit Committees

Mr. Bulger has been the non-executive Chairman of the Board since October 14, 2005 and a director of the Company since May 28, 1996. Mr. Bulger provides financial and management consulting to a number of companies, including the role of Chief Financial Officer for Bio-Organic Catalyst of Canada Inc., a company offering science based organic solutions for waste management, using patented technology to enhance energy production from waste. Mr. Bulger was Chairman and CEO of Megawheels Technologies Inc., (“Megawheels”) from Jan 01, 2001 to April 30, 2007, software and solutions provider to the online classified advertising industry. From December 1999 to December 2001, Mr. Bulger was President and CEO of eLab Technology Ventures Inc. Mr. Bulger served as Executive Vice President of our Company from September 1998 to December 1999 and Chief Financial Officer of the Company from April 1996 to September 1998. Mr. Bulger is a CFA, holds an MBA from INSEAD, France and an HBA from The Richard Ivey School of Business, Canada.

Darroch (Rick) Robertson, St. Thomas, Ontario
Director since June 25, 2003
Chairman of the Audit Committee and member of the Management Resources and Compensation Committee

Mr. Robertson has been an Associate Professor of Business at the Richard Ivey School of Business, The University of Western Ontario, for the past twelve years.  He has served as both the Director of the MBA program and the Director of the undergraduate HBA program at the Ivey School.  Mr. Robertson was also a director and chair of the audit committee of Stackpole Limited, a TSX listed company.  Mr. Robertson has also served as an elected member of council for the Institute of Chartered Accountants of Ontario, where he was chair on the audit committee and by-laws committee. Mr. Robertson is a CA and holds an MBA and PhD (Business) from the University of Western Ontario.

John Varghese, Toronto, Ontario
Director From  July 25, 2009 to March 25, 2010
Member of the Audit Committee, Management Resources and Compensation Committee and Corporate Governance Committee

Mr. Varghese is Chief Executive Officer and a Director of VentureLink Funds and the President and Director of the General Partner of the Manager. Mr. Varghese has over 20 years professional experience ranging from venture capital and investment banking to senior management and board of director roles in various industries. He has held COO and CFO positions at start-up organizations, as well as senior management roles within multi-national corporations including Royal Bank Capital Corporation, Midland Walwyn Capital Inc. (Merrill Lynch Canada), Dell Computer Corporation and Jim Pattison Industries Ltd. Currently Mr. Varghese is an observer or board member on numerous investee companies and University of Toronto’s Business Board of Directors, University of Toronto Asset Management Corporation and Canadian Venture Capital Association.   Mr. Varghese sits on the government relations committee of the CVCA. He is past Chairman of Ventus Energy Inc, Orion Securities Inc. and MCCI Communications Inc, all successful exits of VentureLink Funds. Mr. Varghese is a founding Board member of Bay Street Fore a Cau$e Inc. a not-for-profit corporation that supports numerous children’s charities across the GTA.  He is currently Audit Committee chair of a public entity New Sage and on the audit committee of Nexgen Financial.  Mr. Varghese is a CA. Mr. Varghese resigned from the Board and all of its Committees effective from March 25, 2010.  The Company is in the process of filling in the position.

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

	Annual Compensation				Awards		Payouts
		Salary	Bonus	Other Annual Compensation	Options/SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payout	All Other Compensation
Name And Principal Position	Year	($)	($)	($)(1)	(#)	($)	($)	($)

Duncan Copeland (CEO)	2009	30,000	Nil	Nil	260,000	Nil	Nil	Nil
	2008	45,000	Nil	Nil	Nil	Nil	Nil	Nil
	2007	30,000	Nil	Nil	250,000	Nil	Nil	Nil

Jim Moskos (COO)	2009	200,000	Nil	12,000	430,000	Nil	Nil	Nil
	2008	200,000	Nil	12,000	Nil	Nil	Nil	Nil
	2007	200,000	Nil	12,000	500,000	Nil	Nil	Nil

Tam Nguyen (Controller)	2009	100,000	Nil	12,000	100,000	Nil	Nil	Nil
	2008	100,000	Nil	12,000	100,000	Nil	Nil	Nil
	2007	90,000	Nil	6,500	40,000	Nil	Nil	Nil

(1)	The Company’s provision of automotive related expenses.

Our Company has a stock option plan (the “Plan”) which was originally adopted on May 15, 1996, and as amended most recently by shareholder approval on June 4, 2009, and currently provides that options may not be granted to purchase more than 10,350,000 common shares. The Plan provides for the issuance of stock options to directors, officers and full time employees of the Company and it subsidiaries or any other person engage to provide ongoing services to the Company, which may expire as much as 10 years from the date of grant, at prices not less than the fair market value of the common shares on the date of grant. The Management Resources and Compensation Committee of the Board of Directors, whom administer the Plan, reserves the right to attach vesting periods to stock options granted.  For options granted to senior management during the fiscal year ended December 31, 2009 see Summary Compensation Table above.

During 2009, we did not provide any pension, retirement or similar benefits to our directors and officers as a group.

Compensation of Directors

For the 2009 financial year, directors received no cash payment as fees for meetings of the Board or Committees of the Board, which they attend, and no cash payments as fee for the signing of any resolution of directors or documents on behalf of the Company.  All directors are reimbursed for reasonable out-of-pocket travel and other expenses incurred by them in attending meetings of the Board or Committee meetings.

The Management Resources and Compensation Committee is responsible for recommendations to the Board regarding the granting of incentive stock options to directors to encourage their serving on the Board and Committees, to afford them the opportunity to be compensated properly, and to provide them with an equity stake in the Company.

The following table provides a summary of the option grants to outside directors during 2009, which were not included in the summary compensation table above.

Stock Option Grants to Outside Directors during the fiscal year ended December 31, 2009
Name:	# of Options Granted	Range of Exercise Prices CDN$	Range of Date of Grants	Range of Expiration Dates of Option
Christopher Bulger	320,000	0.12-0.20	March 11-Dec.23, 2009	March 11, to Dec.23, 2014
Darroch Robertson	300,000	0.12-0.20	March 11-Dec.23, 2009	March 11, to Dec.23, 2014
John Varghese*	200,000	0.13	July 25, 2009	July 25, 2014

During the 2009 financial year, Christopher Bulger, Chairman of the Board, received $60,000 compensation for acting as Chair of the Board.

*Mr. Varghese resigned from the Board and all of its Committees effective from March 25, 2010.

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

Our Board of Directors presently consists of five directors. Under Canadian law, a majority of our Board of directors and of each of our Board Committees must be residents of Canada, subject to certain exceptions.  Each of our directors holds office until the next annual meeting of shareholders, until his successor has been elected and qualified, or his earlier resignation or removal.  Our executive officers are appointed by our Board of directors and serve at the discretion of our Board of Directors.

None of the directors have any contract or arrangement entitling them to benefits upon termination of their directorship.

The three committees of the Board are the Audit Committee, Management Resources and Compensation Committee, and the Corporate Governance Committee.

The Audit Committee, all of whose members are unrelated as defined by the TSX Corporate Governance Guidelines and Independent as defined by Nasdaq listing standards, meets with our management and our auditors on a periodic basis, before the release of quarterly results and before submission of our annual financial statements to the Board. The committee is responsible for the review and assessment of our audit practices, financial reporting and internal controls, inquiry of the auditors as to cooperation in access and disclosure by our management and the ultimate approval of our annual financial statements for submission to the Board and to the shareholders. The committee is also responsible for the appointment, compensation and oversight of the work of our auditors (including resolution of disagreements between management and our auditors regarding financial reporting).  During the year our Audit Committee consists of Darroch Robertson (Chairman), Christopher Bulger and John Varghese. Subsequent to the year-end, Mr. Varghese resigned from the Board and all of its Committees effective from March 25, 2010. The Company is in the process of filling in the position of third member of the Committee.

The Management Resources and Compensation Committee, all of whose members are unrelated as defined by the TSX Corporate Governance Guidelines and Independent as defined by Nasdaq listing standards, is responsible for recommendations to the Board regarding the appointment or removal of executive officers, reviewing the performance of the executive officers and fixing their compensation. The committee is also responsible for administering our stock option plan and ensuring that salary and benefit programs are continuously suitable for attracting, retaining and encouraging the development of knowledgeable, experienced and capable management and employees. During the year, the Management Resources and Compensation Committee of our Company consists of Christopher Bulger (Chairman), Darroch Robertson and John Varghese all of whom were directors of our Company. Subsequent to the year-end, Mr. Varghese resigned from the Board and all of its Committees effective from March 25, 2010. The Company is in the process of filling in the position of third member of the Committee.

The Corporate Governance Committee, all of whose members are unrelated as defined by the TSX Corporate Governance Guidelines and Independent as defined by Nasdaq listing standards, oversees the implementation of our governance practices.  The committee also oversees the process for nominations to the Board and assesses the overall effectiveness of the Board. During the year, the Corporate Governance Committee consists of Christopher Bulger (Chairman) and John Varghese; both of them were directors of the Company. Subsequent to the year-end, Mr. Varghese resigned from the Board and all of its Committees effective from March 25, 2010. The Company is in the process of filling in the position of third member of the Committee.

C. 1.  AUDIT COMMITTEE INFORMATION

As a reporting issuer in jurisdictions that have adopted Multilateral Instrument 52-110 Audit Committees (“MI 52-110”) the Company is required to provide disclosure with respect to its Audit Committee including the text of the Audit Committee’s Charter, composition of the Committee, and the fees paid to the external auditor.

1. The Audit Committee’s Charter

A Copy of the Audit Committee Charter adopted by the Board of Directors on June 04, 2009 is attached to this Annual Report as Exhibit 4.26.

2. Composition of the Audit Committee
Name	Relevant Education and Experience
Darroch Robertson*‡
Mr. Robertson has been an Associate Professor of Business at the Richard Ivey School of Business, The University of Western Ontario, for the past twelve years.  He has served as both the Director of MBA program and the Director of the undergraduate HBA program at the Ivey School.  Mr. Robertson was also a director and chair of the audit committee of Stackpole Limited, a TSX listed company.  Mr. Robertson has also served as an elected member of council for the Institute of Chartered Accountants of Ontario, where he was chair on the audit committee and by-laws committee. Mr. Robertson is a CA and holds an MBA and PhD (Business) from the University of Western Ontario.

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

John Varghese*‡^
Mr. Varghese is Chief Executive Officer and a Managing Partner of VentureLink Funds and the President and Director of the General Partner of the Manager. Mr. Varghese has over 20 years professional experience ranging from venture capital and investment banking to senior management and board of director roles in various industries. He has held COO and CFO positions at start-up organizations, as well as senior management roles within multi-national corporations including Royal Bank Capital Corporation, Midland Walwyn Capital Inc. (Merrill Lynch Canada), Dell Computer Corporation and Jim Pattison Industries Ltd. Currently Mr. Varghese is an observer or board member on numerous investee companies and University of Toronto’s Business Board of Directors, University of Toronto Asset Management Corporation and Canadian Venture Capital Association.   Mr. Varghese sits on the government relations committee of the CVCA. He is past Chairman of Ventus Energy Inc, Orion Securities Inc. and MCCI Communications Inc, all successful exits of VentureLink Funds. Mr. Varghese is a founding Board member of Bay Street Fore a Cau$e Inc. a not-for-profit corporation that supports numerous children’s charities across the GTA.  He is currently Audit Committee chair of a public entity New Sage and on the audit committee of Nexgen Financial.  Mr. Varghese is a CA.

(*) independent as such term is defined in MI 52-110
(‡) financially literate as such term is defined in MI 52-110
(^) Mr. Varghese resigned from the Board and all of its Committees effective from March 25, 2010.

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

5. Pre-Approval Policies

Pursuant to the Audit Committee Charter Adopted by the Board of Directors on June 04, 2009, the Audit Committee is responsible for the pre-approval of all non-audit services to be provided to the Company or its subsidiary entities by the independent auditor.

D.EMPLOYEES

As of March 15, 2010 we employed a total of 17 full-time employees as follows:
North America
Sales and Marketing	2
Technical Services	10
Finance Legal Affairs and Admin	3
Executive	2
TOTAL	17

The number of our employees as of March 30, 2009 is increased by two employees from Sales and Marketing and Technical Services departments as compared to the number of our employees as of March 30, 2009.

As of March 30, 2009 we employed a total of 15 full-time employees as follows:
North America
Sales and Marketing	1
Technical Services	9
Finance Legal Affairs and Admin	3
Executive	2
TOTAL	15

The number of our employees as of March 30, 2009 is decreased by one employee from Sales and Marketing department as compared to the number of our employees as of March 1, 2008.

As of March 1, 2008 we employed a total of 16 full-time employees as follows:
North America
Sales and Marketing	2
Technical Services	9
Finance Legal Affairs and Admin	3
Executive	2
TOTAL	16

E.    SHARE OWNERSHIP

The following table sets forth information concerning share and option ownership of each of our current directors and officers as of March 15, 2010:

Name	Number of Common Shares Owned (1)	Number of Common Underlying Options (2)	Range of Exercise Prices of Options	Range of Expiration Dates of Options	Percentage of Common Shares Beneficially Owned (3)

T. Christopher Bulger	824,896	1,015,000	$0.12 - $0.20	12/22/10 - 23/12/14	*

Jim Moskos	539,494	1,430,000	$0.12 - $0.20	12/22/10 - 23/12/14	*

Darroch Robertson	5,000	415,000	$0.12 - $0.20	12/22/10 - 23/12/14	*

Duncan Copeland	569,550	555,000	$0.12 - $0.20	12/22/10 - 23/12/14	*

Tam Nguyen	45,000	300,000	$0.10- $0.20	6/21/11 - 12/23/14	-
* Represents less than 1 percent.

(1)
Represents shares owned beneficially by the named individual other than those shares, which may be acquired under our Company's option plans.  Unless otherwise noted, all persons referred to above have sole voting and sole investment power.

(2)	Includes all shares which the named individual has the right to acquire under all vested and unvested options and warrants granted to such individual under the Company's option plan.

(3)
This information is based on 165,554,606 common shares outstanding as of March 15, 2010.  Common shares subject to options exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

Kris Sammy, a registered individual portfolio manager with Dundee Securities Corporation, beneficially owns and/or exercises control or direction over 19,296,247 common shares and warrants, representing a total of 10.90 percent of the outstanding common shares of Northcore Technologies Inc. assuming full exercise of his convertible securities.

This information is based on our records, information provided to us by directors and executive officers and a review of information, including press releases filed by our shareholders with the Ontario Securities Commission prior to March 15, 2010, and insider reports filed with the Ontario Securities Commission.  The Company’s major shareholders do not have any voting rights that differ from the rights of our other shareholders.

As at March 15, 2010 the shareholders of record held 165,554,606 common shares.

WE ARE NOT AWARE OF ANY OTHER CORPORATION, FOREIGN GOVERNMENT, OR OTHER PERSON OR ENTITY THAT DIRECTLY OR INDIRECTLY OWN OR CONTROLS OUR COMPANY, SEVERALLY OR JOINTLY. WE ARE NOT AWARE OF ANY ARRANGEMENTS, WHICH MAY AT A LATER DATE RESULT IN A CHANGE IN CONTROL OF OUR COMPANY.

B.	RELATED PARTY TRANSACTIONS

On May 31, 2009, Duncan Copeland, Chief Executive Officer and a director of the Company converted $60,000 of Series I notes into 400,000 equity units at a price of $0.15 per unit.  Each unit is comprised of one common share and one share-purchase warrant with an exercise price of $0.20 and an expiry date of September 12, 2010.

Also on May 31, 2009, Jim Moskos, Chief Operating Officer and a director of the Company converted the following:  $10,000 of Series K notes into 83,000 common shares at a conversion price of $0.12 per share, $13,000 of Series J notes into 83,000 common shares at a conversion price of $0.15 per share, and $10,000 of Series I notes into 67,000 equity units at a price of $0.15 per unit.  Each unit is comprised of one common share and one share-purchase warrant with an exercise price of $0.20 and an expiry date of September 12, 2010.

Also on May 31, 2009, Chris Bulger, Chairman of the Board converted the following:  $56,000 of Series J notes into 375,000 common shares at a conversion price of $0.15 per share and $20,000 of Series I notes into 133,000 equity units at a price of $0.15 per unit.  Each unit is comprised of one common share and one share-purchase warrant with an exercise price of $0.20 and an expiry date of September 12, 2010.

As at December 31, 2009, accrued interest included $nil (2008 - $50,000) in interest payable relating to the aforementioned secured subordinated notes due to related parties

During the year ended December 31, 2009, interest payments relating to the secured subordinated notes totaling $45,000 (2008 - $9,000) were made to related parties.

During the year ended December 31, 2009, the Company received and repaid advances from a director and officer in the amount of $nil (2008 - $59,000).

During 2009, interest expense on advances from related parties was $nil (2008 - $1,000).

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

SIGNIFICANT CHANGES

Except as otherwise disclosed in this report, there has been no significant change in our financial position since December 31, 2009.

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

THE TORONTO STOCK EXCHANGE

	High	Low

	(Cdn $)	(Cdn $)
ANNUAL MARKET PRICES

2005 Calendar Year	0.36	0.14
2006 Calendar Year	0.25	0.13
2007 Calendar Year	0.20	0.07
2008 Calendar Year	0.15	0.04
2009 Calendar Year	0.33	0.10

QUARTERLY MARKET PRICES

2008 CALENDAR YEAR
First Quarter	0.11	0.06
Second Quarter	0.11	0.04
Third Quarter	0.13	0.05
Fourth Quarter	0.15	0.09

2009 CALENDAR YEAR
First Quarter	0.26	0.15
Second Quarter	0.23	0.10
Third Quarter	0.26	0.12
Fourth Quarter	0.33	0.17

MONTHLY MARKET PRICES

September 2009	0.26	0.21
October 2009	0.26	0.21
November 2009	0.33	0.26
December 2009	0.25	0.17
January 2010	0.25	0.20
February 2010	0.24	0.20

NASDAQ AND OTCBB

	High	Low

	(U.S. $)	(U.S. $)
ANNUAL MARKET PRICES

2005 Calendar Year	0.29	0.11
2006 Calendar Year	0.27	0.10
2007 Calendar Year	0.20	0.06
2008 Calendar Year	0.15	0.03
2009 Calendar Year	0.30	0.05

QUARTERLY MARKET PRICES

2008 CALENDAR YEAR
First Quarter	0.11	0.03
Second Quarter	0.11	0.03
Third Quarter	0.15	0.03
Fourth Quarter	0.13	0.03

2009 CALENDAR YEAR
First Quarter	0.29	0.05
Second Quarter	0.23	0.07
Third Quarter	0.24	0.08
Fourth Quarter	0.30	0.14

MONTHLY MARKET PRICES
September 2009	0.24	0.19
October 2009	0.26	0.17
November 2009	0.30	0.22
December 2009	0.27	0.14
January 2010	0.24	0.17
February 2010	0.22	0.17

ITEM 10 - ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Meetings of Shareholders

An annual meeting of shareholders is held each year for the purpose of considering the financial statements and reports, electing directors, appointing auditors and for the transaction of other business as may be brought before the meeting. The Chief Executive, the Chairman of the Board or the Board of Directors has the power to call a special meeting of shareholders at any time. Notice of the time and place of each meeting of shareholders must be given not less than 21 days, nor more than 50 days, before the date of each meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any other purpose other than consideration of financial statements and auditors’ report, election of directors and reappointment of the incumbent auditor, must state the nature of the business in sufficient detail to permit the shareholder to form a reasoned judgment on, and must state the text of, any special resolution or by-law to be submitted to the meeting. The only persons entitled to be present at a meeting of shareholders are those entitled to vote thereat, the directors of our Company, the auditor of our Company and others who although not entitled to vote are entitled or required to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting. If a corporation is winding-up, the Business Corporations Act (Ontario) permits a liquidator appointed by the shareholders, during the continuance of a voluntary winding-up, to call and attend meetings of the shareholders. In circumstances where a court orders a meeting of shareholders, the court may direct how the meeting may be held, including the parties entitled, or required, to attend the meeting.

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

1.             INTELLECTUAL PROPERTY: During the year ended December 31, 2009, the Company entered into a technology licensing agreement with a Fortune 500 company that provides Northcore with access to a portfolio of intellectually property patents over a six-year period for a minimum fee of US $260,000 over the term of the agreement.

2.             EQUITY PRIVATE PLACEMENT: On September 30, 2009, the Company completed a transaction resulting in the issuance of 2,604,000 equity units, priced at $0.19 per unit, for net proceeds of $495,000.  Each unit consists of one common share and one-half common share purchase warrant.  Each full warrant may be converted into a common share at the exercise price of $0.25 at any time prior to September 30, 2011.

3.             SERIES N NOTES: On December 12, 2008, the Company completed a transaction resulting in the issuance of Series N secured subordinated notes with a face value of $600,000.  The Series N notes mature on December 12, 2011, have an annual interest rate of 10 percent and are convertible into equity units at a price of $0.10 per unit.  Interest is payable in cash upon the earlier of each quarter end, conversion, or maturity of the notes.   Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.15 per warrant.  The warrants expire on December 12, 2011.  Dundee Securities Corporation received a brokerage commission of four percent on a portion of the private placement.  The afore-mentioned conversion provisions are subject to a four month and one day hold period.  The Series N notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

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

During the year ended December 31, 2009, $678,000 (face value) of the Series M notes (book value of $127,000) were converted, resulting in the issuance of 13,560,000 common shares valued at $315,000 and 13,200,000 warrants valued at $240,000.  The remaining 360,000 warrant conversion features on the Series M notes, valued at $7,000, have expired as per the terms of the notes.

5.             SERIES L NOTES: On March 31, 2008, the Company issued Series L secured subordinated notes with a face value of $525,000.  The Series L notes mature March 31, 2013, have an annual interest rate of 10 percent and are convertible into equity units at a price of $0.10 per unit.  Interest for the first two years is payable in shares upon the earlier of conversion or each anniversary date of the closing date.  Interest payable for the remaining term of the notes is payable in cash upon the earlier of conversion, each anniversary date of the closing date, or maturity.   Each equity unit consisted of one common share and one share-purchase warrant with an exercise price of $0.15 per warrant.  The warrants expire on the earlier of (i) March 31, 2013 and (ii) the date which is sixty days following the issuance of a notice by the Company to holders confirming that the closing price of the Company’s common shares, on the Toronto Stock Exchange, was greater than or equal to $0.36 for any 10 consecutive trading days.  Dundee Securities Corporation received a brokerage commission of four percent on a portion of the private placement.  The afore-mentioned conversion provisions are subject to a four month and one day holding period.  The Series L notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

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

7.             EQUITY PRIVATE PLACEMENT: On June 15, 2007 the Company completed a private placement issuance of 2,992,000 common shares, at $0.15 per share common share, to holders of $1,360,000 of the Series G secured subordinated notes, in payment of the related accrued interest on $1,360,000 of the Series G secured subordinated notes of $449,000.

8.             SERIES K NOTES: On June 15, 2007 the Company completed a transaction resulting in the issuance of Series K secured subordinated notes with a face value of $1,360,000. The Series K notes were issued to private investors including an amount totaling $60,000 issued to two directors/officers of the Company.  The Series K notes mature June 15, 2009, have an annual interest rate of 11 percent and are convertible into common shares of the Company at a price of $0.12 per common share.  Interest on the Series K notes is payable in common shares upon the earlier of each quarter end, maturity or conversion of the notes.  At any time after the closing, the Series K notes, including any accrued interest thereon, will be automatically converted into common shares at the Conversion Price when the volume weighted average trading price of the common shares through its principal trading market for a 10 consecutive trading day period is $0.30 or more.  The Series K notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

Prior to the maturity of the notes in 2009, $290,000 (face value) of the original Series K notes (book value of $271,000) were converted into 2,417,000 common shares valued at $131,000.  Upon maturity on June 15, 2009, the remaining $1,020,000 (face value) balance of the original Series K notes (book value of $1,020,000) was refinanced (See below).  Accordingly, 8,500,000 share conversion features on the original Series K notes, valued at $462,000, were cancelled.

On June 16, 2009, the Company extended the maturity date of the Series K (“Series K-Extension”) secured subordinated notes with a face value of $1,020,000 to December 30, 2009.  The Series K-Extension notes had an annual interest rate of 11 percent and were convertible into common shares of the Company at a price of $0.12 per common share.  Interest on the Series K-Extension notes was payable in common shares upon the earlier of each quarter end, maturity or conversion of the notes.  At any time after the closing, the Series K-Extension notes, including any accrued interest thereon, were to be automatically converted into common shares at the Conversion Price when the volume weighted average trading price of the common shares through its principal trading market for a 10 consecutive trading day period is $0.30 or more.  The Series K-Extension notes were secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

During the year ended December 31, 2009, $1,020,000 (face value) of the Series K-Extension notes (book value of $797,000) were converted into 8,500,000 common shares valued at $395,000.

9.             SHARE PURCHASE AGREEMENT: On May 18, 2006, the Company entered into a share purchase agreement with ADB Systemer Holdings Inc. to sell 100 percent of its shares in its Norwegian subsidiary ADB Systemer AS, (“ADB Systemer”) for NOK 15,000,000, or approximately Canadian $2,687,000 in cash (the “Share Sale”).

10.           SERIES J NOTES: On February 8, 2006, the Company completed a transaction resulting in the issuance of Series J secured subordinated notes with a face value of $755,000.  The Series J notes were issued to private investors including an amount totaling $105,000 issued to three directors/officers of the Company. The Series J notes mature February 8, 2011, have an annual interest rate of 11 percent and are convertible into equity units at a price of $0.15 per unit.  Interest for the first year is payable in shares of the Company with interest payable for the remaining term of the notes payable in cash upon the earlier of maturity and conversion.   Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.20. The warrants expired on February 8, 2009. The afore-mentioned conversion provisions are subject to a four month and one day hold period.  The Series J notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

During the year ended December 31, 2006, $470,000 (face value) of the Series J notes (book value of $156,000) were converted into 3,133,000 equity units represented by 3,133,000 common shares valued at $220,000 and 3,133,000 warrants valued at $125,000.

During the year ended December 31, 2008, $60,000 (face value) of the Series J notes (book value of $27,000) were converted into 400,000 equity units represented by 400,000 common shares valued at $28,000 and 400,000 warrants valued at $16,000.

During the year ended December 31, 2009, the remaining $225,000 (face value) of the Series J notes (book value of $124,000) were converted into 1,500,000 common shares valued at $105,000 (See table below).  During 2009, 1,500,000 warrant conversion features on the Series J notes, valued at $60,000, expired as per the terms of the notes.

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

This summary is based upon the current provisions of the Income Tax Act and the regulations there under and on an understanding of the published administrative practices of the Canadian Customs and Revenue Agency. This summary does not take into account or anticipate any possible changes in law, or the administration thereof, whether by legislative, governmental or judicial action, except proposals for specific amendment thereto which have been publicly announced by the Canadian Minister of Finance prior to the date hereof.

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

Sale or Exchange of a Common Share

Subject to the discussion below under "Tax Status Of The Company", the sale or exchange by a U.S. Holder of a common share generally will result in the recognition of gain or loss by the U.S. Holder in an amount equal to the difference between the amount realized and the U.S. Holder's basis in the common share sold. Such gain or loss will be capital gain or loss provided that the common share is a capital asset in the hands of the holder. The gain or loss realized by an individual (non-corporate) U.S. Holder on the sale or exchange of a common share will be long-term capital gain or loss subject to a preferential rate of tax if the common share had been held for more than one year.  If the common share had been held by such individual U.S. Holder for not more than one year, such gain will be short-term capital gain. The deductibility of a capital loss recognized on the sale, exchange or other disposition of common shares is subject to limitations. A U.S. Holder that receives foreign currency upon disposition of common shares and subsequently converts the foreign currency into U.S. dollars generally will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar. U.S. Holders should consult their own tax advisors regarding treatment of any foreign currency gain or loss on any Canadian dollars received in respect of the sale, exchange or other disposition of common shares.

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

We have not determined whether our Company may have been a passive foreign investment company during 2009. There can be no assurance that our Company will not be classified as a passive foreign investment company in 2010, or thereafter, because the tests for determining passive foreign investment company status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. U.S. Holders who hold common shares during a period when our Company is a passive foreign investment company will be subject to the foregoing rules, even if our Company ceases to be a passive foreign investment company, subject to certain exceptions for U.S. Holders who made a QEF election or mark-to-market election. U.S. Holders are urged to consult with their own tax advisors about making a QEF election or mark-to-market election and other aspects of the passive foreign investment company rules.

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

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15 – CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management has evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2009.  Based on that evaluation, the Company’s management, including the Chief Executive Officer and the Corporate Controller, concluded that, as of that date, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in our corporate filings is recorded, processed, summarized and reported within the required time periods.

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

Management assessed the design and operating effectiveness of the Company’s internal control over financial reporting as of December 31, 2009.  In making this assessment, management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this assessment, management believes that, as of December 31, 2009, the Company’s internal control over financial reporting was effective.

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

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no changes in the Company's internal controls over financial reporting during the year ended December 31, 2009, that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

ITEM 16 – [RESERVED]

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

FEES OF AUDITORS

Year	Audit Fees(1)	Tax Fees(2)
2008	$174,500	$3,000
2009	$173,000	$3,500

(1)
Audit Fees represent costs associated with the audit of the Company’s annual consolidated financial statements including review of securities filings and review of the Company’s interim consolidated Financial Statements. There were no other audit related fee or other fee paid to the auditors.

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

ITEM 16D – EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E – PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

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

4.11	Form of Supply Services and Licensing Agreement, dated August 23, 2002, among The Brick Warehouse Corporation, ADB Systems International Inc., and ADB Systems International Ltd.(6)
4.12	Form of General Security Agreement, dated as of April 30, 2002, between ADB Systems International Inc. and each of Stonestreet Limited Partnership and Greenwich Growth Fund Ltd.(6)
4.13	Form of Subscription Agreement, dated August 30, 2002, between ADB Systems International Inc. and Stonestreet Limited Partnership.(6)
4.14	Form of Subscription Agreement, dated August 30, 2002, between ADB Systems International Inc. and Greenwich Growth Fund Ltd.(6)
4.15	Co-operation Agreement made as of August 23, 2002 between ADB Systems International Inc., ADB Systems International Ltd. and The Brick Warehouse Corporation.(6)
4.16	Agency Agreement dated June 15, 2004 between ADB Systems International Ltd. and First Associates Investments Inc.(7)
4.17	General Security Agreement dated as of May 19, 2004 between ADB Systems International Ltd. and Stonestreet Limited Partnership.(7)
4.18	Form of Subscription Agreement between ADB Systems International Ltd. and First Associates Investments Inc.(7)
4.19	Subscription Agreement dated May 19, 2004 between ADB Systems International Ltd. and Stonestreet Limited Partnership.(7)
4.20	Form of Subscription Agreement for Equity Private Placements(8)
4.21	Form of Subscription Agreement for Series I Convertible Secured Debenture. (11)
4.22	Form of Series I Convertible Secured Debenture.(11)
4.23	Form of Subscription Agreement for Series J Convertible Secured Debenture. (11)
4.24	Form of Series J Convertible Secured Debenture. (11)
4.25	Share Purchase Agreement between ADB Systems International Ltd. and ADB Systemer Holding as, dated May 18, 2006. (9)
4.26	The Audit Committee’s Charter*
4.27	Form of Subscription Agreement for June 15, 2007 Equity Private Placement
4.28	Form of Subscription Agreement for Series K Convertible Secured Debenture
4.29	Form of Series K Convertible Secured Debenture
4.30	Form of Subscription Agreement for Series L Convertible Secured Debenture
4.31	Form of Subscription Agreement for Series M Convertible Secured Debenture
4.32	Form of Subscription Agreement for Series N Convertible Secured Debenture
8.1	List of Subsidiaries*
11.1	Code of Business Conduct and Ethics of Northcore Technologies Inc.(10)
12.1	CEO Certification.*

12.2	Corporate Controller Certification.*
13.1	Certification pursuant to 18 U.S.C. Section 1350.*
13.2	Certification pursuant to 18 U.S.C. Section 1350.*
14.1	Report of Independent Registered Public Accounting Firm*
14.2	Schedule of Valuation and Qualifying Accounts*

*	Filed herewith
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

NORTHCORE TECHNOLOGIES INC.

	By	-sd/- Duncan Copelan
	Name:	Duncan Copeland
	Title:	Chief Executive Officer

Dated: March 30, 2010	By	-sd/- Tam Nguyen
	Name:	Tam Nguyen
	Title:	Corporate Controller

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Audited Consolidated Financial Statements for the years ended December 31, 2009, 2008, 2007,

MANAGEMENT’S REPORT
March 30, 2010

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

/s/ Duncan Copeland                           /s/ Tam Nguyen
Duncan Copeland                                Tam Nguyen
CEO                                                        Controller

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Northcore Technologies Inc.

We have audited the accompanying consolidated balance sheets of Northcore Technologies Inc. (the "Company") and subsidiaries as of December 31, 2009 and 2008 and the related consolidated statements of operations and comprehensive loss, deficit and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with Canadian generally accepted accounting principles.

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

/s/  KPMG LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Canada
March 30, 2010

CONSOLIDATED BALANCE SHEETS December 31, 2009 and 2008 (in thousands of Canadian dollars)

	2009	2008

ASSETS
CURRENT
Cash	$226	$460
Accounts receivable	253	305
Deposits and prepaid expenses	35	28
	514	793
INVESTMENT IN SOUTHCORE (Note 4)	544	-
CAPITAL ASSETS (Note 5)	47	19
	$1,105	$812

LIABILITIES
CURRENT
Accounts payable	$331	$570
Accrued liabilities	161	378
Deferred revenue	27	30
Notes payable (Note 7)	156	382
Current portion of secured subordinated notes (Note 8)	-	1,125
	675	2,485
SECURED SUBORDINATED NOTES (Note 8)	446	730
	1,121	3,215
SHAREHOLDERS’ DEFICIENCY
Share capital (Note 10)	110,238	104,676
Contributed surplus (Note 11)	3,071	2,161
Warrants (Note 12)	492	510
Stock options (Note 13)	1,425	1,389
Other options (Note 14)	-	193
Conversion feature on secured subordinated notes (Note 8)	779	2,280
Deficit	(116,021)	(113,612)
	(16)	(2,403)
	$1,105	$812

Going concern (Note 2)
Commitments and contingencies (Note 18)
Canadian and United States accounting policy differences (Note 21)
Subsequent event (Note 22)

On behalf of the Board:

/s/ Duncan Copeland	/s/ Christopher Bulger
Duncan Copeland	Christopher Bulger
Director	Director

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS Years ended December 31, 2009, 2008 and 2007 (in thousands of Canadian dollars, except per share amounts)

	2009	2008	2007

Revenues (Note 15)	$759	$741	$1,166
Operating expenses:
General and administrative	1,269	1,485	1,703
Customer service and technology	738	689	762
Sales and marketing	181	117	276
Employee stock options (Note 13 (b))	183	43	94
Depreciation	29	33	39
Total operating expenses	2,400	2,367	2,874
Loss from operations before the under-noted	(1,641)	(1,626)	(1,708)

Interest expense:
Cash interest expense	260	335	272
Accretion of secured subordinated notes	508	394	333
Interest income	-	-	(1)
	768	729	604
LOSS AND COMPREHENSIVE LOSS FOR THE YEAR	$(2,409)	$(2,355)	$(2,312)
LOSS PER SHARE, BASIC AND DILUTED (Note 10 (f))	$(0.02)	$(0.02)	$(0.02)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED (000’s)	140,434	108,861	93,094

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF DEFICIT Years ended December 31, 2009, 2008 and 2007 (in thousands of Canadian dollars)

	2009	2008	2007

DEFICIT, BEGINNING OF YEAR	$(113,612)	$(111,257)	$(109,015)

CHANGE IN ACCOUNTING POLICY – FINANCIAL INSTRUMENTS (Note 3)	-	-	70

DEFICIT, BEGINNING OF YEAR, AS RESTATED	(113,612)	(111,257)	(108,945)

LOSS FOR THE YEAR	(2,409)	(2,355)	(2,312)

DEFICIT, END OF YEAR	$(116,021)	$(113,612)	$(111,257)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS Years ended December 31, 2009, 2008 and 2007 (in thousands of Canadian dollars)

	2009	2008	2007
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES

OPERATING
Loss for the year	$(2,409)	$(2,355)	$(2,312)
Items not affecting cash:
Employee stock options	183	43	94
Depreciation	29	33	39
Accretion of secured subordinated notes	508	394	333
Changes in non-cash operating working capital (Note 19)	(224)	394	275
	(1,913)	(1,491)	(1,571)

INVESTING
Capital assets	(57)	-	(11)
	(57)	-	(11)

FINANCING
Repayment of notes payable (Note 7)	(233)	(330)	-
Warrants exercised (Note 12 (b))	1,320	-	-
Options exercised (Notes 13 (d) and 14)	154	-	-
Issuance of common shares and warrants (Notes 10 (d) and (e))	495	-	1,245
Issuance of secured subordinated notes (Note 8)	-	1,803	-
Advances from related parties (Note 6)	-	59	89
Repayment to related parties (Note 6)	-	(59)	(89)
Demand loans (Note 7 (d))	-	-	340
	1,736	1,473	1,585
NET CASH INFLOW (OUTFLOW) DURING THE YEAR	(234)	(18)	3
CASH, BEGINNING OF YEAR	460	478	475
CASH, END OF YEAR	$226	$460	$478

SUPPLEMENTAL DISCLOSURE OF CASH PAYMENTS
Interest paid	$213	$250	$16

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES – See Note 19

See accompanying notes to consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007
(in Canadian dollars)

1.	DESCRIPTION OF BUSINESS

Northcore Technologies Inc. (“Northcore” or the “Company”) provides a Working Capital Engine™ that helps organizations source, manage, appraise and sell their capital equipment.

Northcore owns 50 percent of GE Asset Manager, LLC (also referred to as “GE Asset Manager”), a joint business venture with GE Capital Corporation, through its business division GE Commercial Finance, Capital Solutions (“GE Commercial Finance”).

Northcore also owns a 40 percent interest in Southcore Technologies Ltd. (“Southcore”), a strategic partnership with the Pan Pacific Group International Ltd. (“Pan Pacific”).

2.	GOING CONCERN

While the accompanying consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, certain adverse conditions and events cast substantial doubt upon the validity of this assumption.  Financial statements are required to be prepared on a going concern basis unless management either intends to liquidate the Company or cease trading or has no realistic alternative but to do so within the foreseeable future.  The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of operations.  The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations.  The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2009.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

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

The continued existence beyond 2009 is dependent on the Company’s ability to increase revenue from existing products and services, and to expand the scope of its product offering which entails a combination of internally developed software and business ventures with third parties, and to raise additional financing.

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

Investments
Investments over which the Company is able to exercise significant influence are accounted for by the equity method. Investments over which the Company has joint control are accounted for by the proportionate consolidation method.  Investments are written down when there is evidence that a decline in value that is other than temporary has occurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007
(in Canadian dollars)

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

On June 24, 2009, the Company entered into a strategic partnership with Pan Pacific through a 40 percent ownership in Southcore.  The consolidated financial statements of the Company reflect the Company’s equity interest in Southcore (See Note 4).

Capital Assets and Depreciation
Capital assets are recorded at cost less accumulated depreciation.  Depreciation is calculated on a straight-line basis in amounts sufficient to amortize the cost of capital assets over their estimated useful lives as follows:

Computer hardware	3 years
Computer software	1 year or life of the license
Furniture and fixtures	5 years
Leasehold improvements	Shorter of useful life or life of the lease

Software Development Costs
The cost of software internally developed for client applications through e-commerce enabling agreements and software licensing is expensed as incurred.

Translation of Foreign Currencies
The accompanying consolidated financial statements are prepared in Canadian dollars.  The Company’s foreign subsidiaries in the United States are classified as fully integrated with the functional currency being the Canadian dollar.  The Company uses the temporal method of foreign currency translation for these operations.  Monetary assets and liabilities are translated at the exchange rates in effect on the balance sheet date.  Non-monetary assets are translated at historic exchange rates.  Revenue and expense amounts are translated using the average monthly exchange rates except depreciation of capital assets, which is translated at historic exchange rates.  Gains and losses from foreign exchange translations are included in the statement of operations.

Loss Per Share
The treasury stock method of calculating diluted loss per share is used.  For all years presented, all stock options, convertible debentures and warrants are anti-dilutive, therefore diluted loss per share is equal to basic loss per share.  The basic loss per share calculation is based on the weighted average number of shares outstanding during the year.

Revenue Recognition
The Company’s revenues are derived from services (application development activities, software implementation and license fees, training and consulting, product maintenance and customer support), application hosting and royalty fees.  Fees for services are billed separately from licenses of the Company’s products.  The Company recognizes revenue in accordance with Canadian GAAP, which in the Company’s circumstances, are not materially different from the amounts that would be determined under provisions of FASB Accounting Standards Codification (ASC) Subtopic 985-605 (previously the American Institute of Certified Public Accountants Statements of Position (SOP) No. 97-2, “Software Revenue Recognition”, and as amended by Statement of Position 98-9, “Modification of SOP 97-2, Software revenue Recognition, With Respect to Certain Transactions”). The Company also considers the provisions of the Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee (EIC) 141 and CICA EIC 142, which is analogous to ASC 605, in determining the appropriate revenue recognition methodology.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007
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

Software License Revenue
The Company recognizes software license revenue in accordance with the terms of the license agreement and when the following criteria as set out in ASC Subtopic 985-605 are met:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007
(in Canadian dollars)

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

Financial Instruments
Effective January 1, 2007, the Company adopted the new recommendations of the CICA Handbook Section 1530, Comprehensive Income; Section 3251, Equity; Section 3855, Financial Instruments – Recognition and Measurement; and, Section 3865, Hedges.  These handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting.  Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with GAAP.

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

Upon adoption of these new standards, the Company designated its accounts receivable as loans and receivables, which are measured at amortized cost.  Accounts payable, accrued liabilities and secured subordinated notes are classified as other financial liabilities, which are measured at amortized cost.  The Company had neither available for sale, nor held to maturity instruments during the years ended December 31, 2009 and 2008.

There are no significant embedded derivatives or non-financial derivatives that require separate fair value recognition on the consolidated balance sheet on transition and as at December 31, 2009 and 2008.

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

The Company had no “other comprehensive income or loss” transactions during the years ended December 31, 2009, 2008, and 2007 and no opening or closing balances for accumulated other comprehensive income or loss.

Financial Instruments – Disclosures
In June 2009, the CICA amended Section 3862, Financial Instruments – Disclosures, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures.  These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements.  Fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities.  Assets and liabilities in Level 2 include valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly.  Level 3 valuations are based on inputs that are not based on observable market data.  The amendments to Section 3862 apply for annual financial statements relating to fiscal years ending after September 30, 2009.  The disclosures required by the standard have been reflected in Note 16.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007
(in Canadian dollars)

Capital Disclosures
Effective January 1, 2008, the Company adopted the new recommendations of the CICA Handbook Section 1535, Capital Disclosures.  This Handbook Section establishes standards for disclosing information about an entity’s capital and how it is managed.  It requires the disclosure of information about an entity’s objectives, policies and processes for managing capital.

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

Goodwill and Intangible Assets
Effective January 1, 2009, the Company adopted the new recommendations of the CICA Handbook Section 3064, Goodwill and Intangible Assets.  This new Handbook Section replaces CICA Handbook Section 3062, Goodwill and Other Intangible Assets, and CICA Handbook Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets.  The adoption of this new standard had no impact on the consolidated financial statements.

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

UNADOPTED NEW ACCOUNTING PRONOUNCEMENTS

Multiple Deliverable Revenue Arrangements
In December 2009, the CICA issued EIC 175, Multiple Deliverable Revenue Arrangements, replacing EIC 142, Revenue Arrangements with Multiple Deliverables. This abstract was amended to (1) exclude from the application of the updated guidance those arrangements that would be accounted for in accordance with SOP 97-2, Software Revenue Recognition as amended by Accounting Standards Update (ASU) 2009-14; (2) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (3) require in situations where a vendor does not have VSOE or third-party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (4) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (5) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance.

The accounting changes summarized in EIC 175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted. Adoption may either be on a prospective basis or by retrospective application. If the Abstract is adopted early, in a reporting period that is not the first reporting period in the entity’s fiscal year, it must be applied retroactively from the beginning of the Company’s fiscal period of adoption. The Company is currently assessing the future impact of these amendments on its financial statements and has not yet determined the timing and method of its adoption.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007
(in Canadian dollars)

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

International Financial Reporting Standards (IFRS)
In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.

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

The Company has assembled an IFRS transition team and is committed to the development of its IFRS changeover plan during the coming year.  The Company is evaluating accounting policy differences between Canadian GAAP and IFRS based on management’s current understanding of these standards.  Once completed, the assessment will include the impact of conversion on information technology and data systems, internal controls over financial reporting, disclosure controls and procedures and business activities.

4.	INVESTMENT IN SOUTHCORE

During the quarter ended June 30, 2009, the Company entered into a strategic partnership with Pan Pacific through the shared ownership of Southcore.  Northcore issued 7,500,000 common shares from treasury to Pan Pacific in exchange for a 40 percent interest in Southcore.  The shares are to be delivered in two tranches of 3,750,000 shares each.  The first tranche was delivered on the closing date of the transaction on June 24, 2009.  The second tranche shall be delivered upon the achievement of certain performance criteria.

The investment is recorded using the equity method of accounting.  The fair value of the first tranche in the amount of $544,000 was calculated as 3,750,000 shares multiplied by the closing trading price of the Company’s common shares on the Toronto Stock Exchange (“TSX”) immediately preceding the closing date.  The contingent 3,750,000 shares will be issued to Pan Pacific and recorded as an addition to the investment upon the satisfaction of performance criteria as specified in the agreement.  The performance criteria have not been achieved at December 31, 2009.

There were no significant operations in Southcore or gain or loss from equity investment recorded during the period from June 24, 2009 to December 31, 2009.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007
(in Canadian dollars)

5.	CAPITAL ASSETS

	2009			2008
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
	(in thousands)
Computer hardware	$133	$100	$33	$91	$76	$15
Computer software	15	1	14	-	-	-
Leasehold improvements	27	27	-	27	23	4
	$175	$128	$47	$118	$99	$19

During the year ended December 31, 2009, the Company recorded capital asset depreciation in the amount of $29,000 (2008 - $33,000, 2007 - $39,000).  During 2008, the Company wrote off both the costs and related accumulated depreciation totaling $2,667,000, of assets that have been fully depreciated and were no longer in use.  No gain or loss was recorded.

6.	TRANSACTIONS WITH RELATED PARTIES

During the year ended December 31, 2009, interest expense on advances from a director was $nil (2008 - $1,000, 2007 - $1,000).

During the year ended December 31, 2009, the Company received and repaid advances from a director and officer in the amount of $nil (2008 - $59,000, 2007 - $89,000).

During the year ended December 31, 2009, the Company paid $45,000 (2008 - $9,000, 2007 - $60,000) in interest relating to the secured subordinated notes to related parties.

7.	NOTES PAYABLE AND DEMAND LOAN

a)
The Series H secured subordinated notes with a principal balance of $170,000 matured on October 21, 2007.  The Company entered into an agreement with the debt holders in December 2007 to repay the accrued interest of $60,000 in cash in January 2008 and the principal of $170,000 over a two year term at an interest rate of 11 percent, in blended quarterly interest and principal payments of $24,000.  As of the date of refinancing, the total amount to be repaid was $230,000.  The notes payable were issued to private investors including an amount totaling $20,000 issued to a director/officer of the Company.  The notes payable matured on December 31, 2009 and were secured as per the Series H security terms.

During the year ended December 31, 2009, the Company repaid $80,000 (2008 - $132,000) and accrued additional interest in the amount of $6,000 (2008 - $17,000).  The Company also reversed accrued interest in the amount of $11,000 in connection to a settlement with one of the debt holders, which is recorded in general and administrative expenses in the consolidated statements of operations and comprehensive loss. The balance outstanding as at December 31, 2009 is $30,000 (2008 - $115,000).  The final installment has not been remitted and the Company is currently in negotiation with the debt holders over the timing of the final settlement amount.

b)
During the year ended December 31, 2008, the Company entered into an agreement with the remaining Series G debt holders to repay the accrued interest of $113,000 and the principal of $240,000 over a two year term at an interest rate of 12 percent in blended interest and principal quarterly payments of $40,000.  As of the date of refinancing, the total refinanced amount was $353,000.  The notes payable matured on December 31, 2009 and were secured as per the Series G security terms.

During the year ended December 31, 2009, the Company repaid $100,000 (2008 - $165,000) and accrued additional interest in the amount of $11,000 (2008 - $27,000).  The balance outstanding as at December 31, 2009 is $126,000 (2008 - $215,000).  The Company has not made payments for the past three quarters and is currently in negotiation with the note holder over the timing of the final settlement amount.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007
(in Canadian dollars)

c)
During the year ended December 31, 2008, the Company entered into an agreement to assign $50,000 face value of the Series K secured subordinated notes held by a shareholder of the Company to a Canadian financial institution.  The Company agreed to repay the accrued interest and related costs of $30,000 and the principal of $50,000 over a two year term at an interest rate of 11 percent in blended interest and principal quarterly payments of $11,000.  The total refinanced amount was $80,000.  The note payable matured on December 31, 2009 and was secured as per the Series K security terms.

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

During the year ended December 31, 2009, the Company repaid $53,000 (2008 - $33,000) and accrued interest in the amount of $1,000 (2008 - $5,000).  The balance of the note was repaid in full as at March 31, 2009.

d)
During the year ended December 31, 2007, the Company received operating loans from a private investor in the amount of $340,000.  The loans bore interest at 8 percent, were due on demand and were secured by a general security agreement on the assets of the Company.  The loans were settled during 2007 through the issuance of common shares as part of the rights offering (See Note 10 (e)).

8.	SECURED SUBORDINATED NOTES

a)	The following summarizes the face and carrying values of the secured subordinated notes.

Secured Subordinated Notes	2009		2008
	Face Value	Carrying Value	Face Value	Carrying Value
	(in thousands)
Series N (Note 8 (b))	$600	$289	$600	$216
Series M (Note 8 (c))	-	-	678	124
Series L (Note 8 (d))	505	157	525	133
Series K (Note 8 (e))	-	-	1,310	1,125
Series J (Note 8 (f))	-	-	225	107
Series I (Note 8 (g))	-	-	300	150
Closing balance	$1,105	$446	$3,638	$1,855
Current portion of notes	$-	$-	$1,310	$1,125
Long-term portion of notes	$1,105	$446	$2,328	$730

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007
(in Canadian dollars)

b)
During the year ended December 31, 2008, the Company issued Series N secured subordinated notes with a face value of $600,000.  The Series N notes mature on December 12, 2011, have an annual interest rate of 10 percent and are convertible into equity units at a price of $0.10 per unit.  Interest is payable in cash upon the earlier of each quarter end, conversion, or maturity of the notes.   Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.15 per warrant.  The warrants expire on December 12, 2011.  Dundee Securities Corporation received a brokerage commission of four percent on a portion of the private placement.  The afore-mentioned conversion provisions were subject to a four month and one day hold period.  The Series N notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

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

c)
During the year ended December 31, 2008, the Company issued Series M secured subordinated notes with a face value of $678,000.  The Series M notes mature on July 11, 2013, had an annual interest rate of 10 percent and are convertible into equity units at a price of $0.05 per unit.  Interest is payable in cash upon the earlier of conversion or maturity of the notes.   Each equity unit consisted of one common share and one share-purchase warrant with an exercise price of $0.10 per warrant.  The warrants expire on the earlier of (i) July 11, 2013 and (ii) the date which is twenty days following the issuance of a notice by the Company to holders confirming that the closing price of the Company’s common shares on the TSX was greater than or equal to $0.20 for the preceding 10 consecutive trading days.  Dundee Securities Corporation received a brokerage commission of four percent on a portion of the private placement.  The afore-mentioned conversion provisions were subject to a four month and one day hold period.  The Series M notes were secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

As required by Canadian GAAP, the Company separated the liability and equity components of the Series M secured subordinated notes.  The Company determined the fair value of the liability component of the Series M notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing.  The Company determined the fair value of the conversion feature at the issue date of the Series M notes using the Cox-Rubinstein binomial valuation model.  The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $117,000, $315,000 and $246,000, respectively.  The liability component was to be accreted to $678,000 over the term of the Series M notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.  Financing costs in the amount of $8,000 were expensed in general and administrative expenses as incurred on the issuance of Series M notes.

During the year ended December 31, 2009, $678,000 (face value) of the Series M notes (book value of $127,000) were converted, resulting in the issuance of 13,560,000 common shares valued at $315,000 and 13,200,000 warrants valued at $240,000.  The remaining 360,000 warrant conversion features on the Series M notes, valued at $7,000, have expired as per the terms of the notes.

d)
During the year ended December 31, 2008, the Company issued Series L secured subordinated notes with a face value of $525,000.  The Series L notes mature on March 31, 2013, have an annual interest rate of 10 percent and are convertible into equity units at a price of $0.10 per unit.  Interest for the first two years is payable in shares upon the earlier of conversion or each anniversary date of the closing date.  Interest payable for the remaining term of the notes is payable in cash upon the earlier of conversion, each anniversary date of the closing date, or maturity.   Each equity unit consisted of one common share and one share-purchase warrant with an exercise price of $0.15 per warrant.  The warrants expire on the earlier of (i) March 31, 2013 and (ii) the date which is sixty days following the issuance of a notice by the Company to holders confirming that the closing price of the Company’s common shares, on the TSX was greater than or equal to $0.36 for any 10 consecutive trading days.  Dundee Securities Corporation received a brokerage commission of four percent on a portion of the private placement.  The afore-mentioned conversion provisions are subject to a four month and one day holding period.  The Series L notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007
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

During the year ended December 31, 2009, $20,000 (face value) of the Series L notes (book value of $6,000) were converted into 200,000 equity units represented by 200,000 common shares valued at $8,000 and 200,000 warrants valued at $7,000.

e)
During the year ended December 31, 2007, the Company issued Series K secured subordinated notes with a face value of $1,360,000.  The Series K notes were issued to private investors including an amount totaling $60,000 issued to two directors and officers of the Company.  The Series K notes matured on June 15, 2009, had an annual interest rate of 11 percent and were convertible into common shares of the Company at a price of $0.12 per common share.  Interest on the Series K notes is payable in common shares upon the earlier of each quarter end, maturity or conversion of the notes.  At any time after the closing, the Series K notes, including any accrued interest thereon, will be automatically converted into common shares at the Conversion Price when the volume weighted average trading price of the common shares through its principal trading market for a 10 consecutive trading day period is $0.30 or more.  The Series K notes were secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

As required by Canadian GAAP, the Company separated the liability and equity components of the Series K secured subordinated notes.  The Company determined the fair value of the liability component of the Series K notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing.  The Company determined the fair value of the conversion feature at the issue date of the Series K notes using the Cox-Rubinstein binomial valuation model.  The resulting pro rata fair values of the liability component of the notes and the conversion features of the shares were $744,000 and $616,000, respectively.  The liability component was to be accreted to $1,360,000 over the term of the Series K notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.

During the quarter ended March 31, 2008, the Company entered into an agreement to assign $50,000 face value of the Series K secured subordinated notes held by a director and shareholder of the Company to a Canadian financial institution (See Note 7 (c)).

Prior to the maturity of the notes in 2009, $290,000 (face value) of the original Series K notes (book value of $271,000) were converted into 2,417,000 common shares valued at $131,000.  Upon maturity on June 15, 2009, the remaining $1,020,000 (face value) balance of the original Series K notes (book value of $1,020,000) was refinanced.  Accordingly, 8,500,000 share conversion features on the original Series K notes, valued at $462,000, were cancelled.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007
(in Canadian dollars)

On June 16, 2009, the Company extended the maturity date of the Series K (“Series K-Extension”) secured subordinated notes with a face value of $1,020,000 to December 30, 2009.  The Series K-Extension notes had an annual interest rate of 11 percent and were convertible into common shares of the Company at a price of $0.12 per common share.  Interest on the Series K-Extension notes was payable in common shares upon the earlier of each quarter end, maturity or conversion of the notes.  At any time after the closing, the Series K-Extension notes, including any accrued interest thereon, were to be automatically converted into common shares at the Conversion Price when the volume weighted average trading price of the common shares through its principal trading market for a 10 consecutive trading day period is $0.30 or more.  The Series K-Extension notes were secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

As required by Canadian GAAP, the Company separated the liability and equity components of the Series K-Extension secured subordinated notes.  The Company determined the fair value of the liability component of the Series K-Extension notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing.  The Company determined the fair value of the conversion feature at the issue date of the Series K-Extension notes using the Cox-Rubinstein binomial valuation model.  The resulting pro rata fair values of the liability component of the notes and the conversion features of the shares were $625,000 and $395,000, respectively.  The liability component was to be accreted to $1,020,000 over the term of the Series K-Extension notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.

During the year ended December 31, 2009, $1,020,000 (face value) of the Series K-Extension notes (book value of $797,000) were converted into 8,500,000 common shares valued at $395,000.

f)
During the year ended December 31, 2006, the Company issued Series J secured subordinated notes with a face value of $755,000.  The Series J notes were issued to private investors including an amount totaling $105,000 issued to three directors and officers of the Company. The Series J notes mature on February 8, 2011, have an annual interest rate of 11 percent and are convertible into equity units at a price of $0.15 per unit.  Interest for the first year is payable in shares of the Company with the provision that the total number of shares issued as interest payment cannot exceed 6,529,959 shares.  Interest payable for the remaining term of the notes is payable in cash upon the earlier of maturity and conversion.   Each equity unit consisted of one common share and one share-purchase warrant with an exercise price of $0.20 per warrant.  The warrants expire on the earlier of (i) February 8, 2009 and (ii) the date which is sixty days following the issuance of a notice by the Company to holders confirming that the closing price of the Company’s common shares, on the TSX was greater than or equal to $0.35 for any 10 consecutive trading days.  The afore-mentioned conversion provisions were subject to a four month and one day holding period.  The Series J notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

As required by Canadian GAAP, the Company separated the liability and equity components of the Series J secured subordinated notes.  The Company determined the fair value of the liability component of the Series J notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing.  The Company determined the fair value of the conversion feature at the issue date of the Series J notes using the Cox-Rubinstein binomial valuation model.  The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $202,000, $353,000 and $200,000, respectively.  The liability component was to be accreted to $755,000 over the term of the Series J notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007
(in Canadian dollars)

During the year ended December 31, 2006, $470,000 (face value) of the Series J notes (book value of $156,000) were converted into 3,133,000 equity units represented by 3,133,000 common shares valued at $220,000 and 3,133,000 warrants valued at $125,000.

During the year ended December 31, 2008, $60,000 (face value) of the Series J notes (book value of $27,000) were converted into 400,000 equity units represented by 400,000 common shares valued at $28,000 and 400,000 warrants valued at $16,000.

During the year ended December 31, 2009, the remaining $225,000 (face value) of the Series J notes (book value of $124,000) were converted into 1,500,000 common shares valued at $105,000 (See table below).  During 2009, 1,500,000 warrant conversion features on the Series J notes, valued at $60,000, expired as per the terms of the notes.

g)
During the year ended December 31, 2005, the Company issued Series I secured subordinated notes with a face value of $1,200,000.  The Series I notes were issued to private investors including an amount totaling $110,000 issued to four directors and officers of the Company. The Series I notes mature on September 12, 2010, have an annual interest rate of 11 percent and are convertible into equity units at a price of $0.15 per unit.  Interest for the first year is payable in shares with the provision that the total number of shares issued as interest payment cannot exceed 974,000 shares.  Any of the first year interest not paid through the issuance of shares will be paid in cash.  Interest payable for the remaining term of the notes is payable in cash upon the earlier of maturity and conversion.   Each equity unit consisted of one common share and one share-purchase warrant with an exercise price of $0.20.  The warrants expire on September 12, 2010.  The Series I notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

As required by Canadian GAAP, the Company separated the liability and equity components of the Series I secured subordinated notes.  The Company determined the fair value of the liability component of the Series I notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing.  The Company determined the fair value of the conversion feature at the issue date of the Series I notes using the Cox-Rubinstein binomial valuation model.  The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $280,000, $472,000 and $448,000, respectively.  The liability component was to be accreted to $1,200,000 over the term of the Series I notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.

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

In addition to the financing costs described above, the Company issued to the financing agent, PowerOne Capital Markets Limited (“PowerOne”), an option to purchase up to 747,000 equity units at a purchase price of $0.15 per unit.  The option expires on September 12, 2010.  Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.20.  The share-purchase warrants expire on September 12, 2010.  Using the Cox-Rubinstein binomial valuation model, the Company has determined the fair value of these equity units to be $193,000 and included this amount in other options.  The portion of the fair value of this option, in the amount of $45,000, attributable to the liability component of the notes was allocated to deferred charges.  The remaining portion, in the amount of $148,000, attributable to the equity components of the notes was recorded as a reduction to the conversion feature on secured subordinated notes amount within shareholders’ deficiency.  These options were exercised by PowerOne during the year ended December 31, 2009 (See Note 14).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007
(in Canadian dollars)

During the year ended December 31, 2006, $900,000 (face value) of the Series I notes (book value of $291,000) were converted into 6,000,000 equity units represented by 6,000,000 common shares valued at $257,000 and 6,000,000 warrants valued at $243,000.

During the year ended December 31, 2009, the remaining $300,000 (face value) of the Series I notes (book value of $197,000) were converted into 2,000,000 equity units represented by 2,000,000 common shares valued at $86,000 and 2,000,000 warrants valued at $81,000.

h)
During the year ended December 31, 2009, the Company recorded cash interest expense aggregating $260,000 (2008 - $335,000, 2007 - $272,000) and interest accretion of $508,000 (2008 - $394,000, 2007 - $333,000).

i)	As at December 31, 2009, accrued liabilities include $53,000 (2008 - $234,000) of unpaid interest payable relating to the secured subordinated notes.

j)	Accrued liabilities include accrued interest payable to related parties as follows:

	2009	2008
	(in thousands)
Series I	$-	$28
Series J	-	22
Total	$-	$50

k)	Interest payments relating to the secured subordinated notes totaling $45,000, $9,000 and $60,000 were made to related parties during the years ended December 31, 2009, 2008 and 2007, respectively.

l)	The following summarizes the change in the face and carrying values of the liability and equity components of the secured subordinated notes.

Secured Subordinated Notes (liability component)	2009		2008
	Face Value	Carrying Value	Face Value	Carrying Value
	(in thousands)
Opening balance	$3,638	$1,855	$1,945	$1,075
Accreted (non-cash) interest	-	508	-	394
Issuance of notes:
Series N (Note 8 (b))	-	-	600	211
Series M (Note 8 (c))	-	-	678	117
Series L (Note 8 (d))	-	-	525	119
Series K-Extension (Note 8 (e))	1,020	625	-	-
Conversion of notes:
Series M (Note 8 (c))	(678)	(127)	-	-
Series L (Note 8 (d))	(20)	(6)	-	-
Series K-Extension (Note 8 (e))	(1,020)	(797)	-	-
Series K (Note 8 (e))	(290)	(271)	-	-
Series J (Note 8 (f))	(225)	(124)	(60)	(27)
Series I (Note 8 (g))	(300)	(197)	-	-
Maturity of notes:
Series K (Note 8 (e))	(1,020)	(1,020)	-	-
Refinancing of notes:
Series K (Note 8 (e))	-	-	(50)	(34)
Closing balance	$1,105	$446	$3,638	$1,855

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007
(in Canadian dollars)

Conversion Features on Secured Subordinated Notes Including Conversion of Attached Warrants	2009		2008
	Common Shares Issuable	Carrying Value	Common Shares Issuable	Carrying Value
	(in thousands of shares and dollars)
Opening balance	67,537	$2,280	19,133	$991
Issuance of notes:
Series N (Note 8 (b))	-	-	12,000	389
Series M (Note 8 (c))	-	-	27,120	561
Series L (Note 8 (d))	-	-	10,500	406
Series K-Extension (Note 8 (e))	8,500	395	-	-
Conversion of notes:
Series M (Note 8 (c))	(26,760)	(554)	-	-
Series L (Note 8 (d))	(400)	(15)	-	-
Series K-Extension (Note 8 (e))	(8,500)	(395)	-	-
Series K (Note 8 (e))	(2,417)	(131)	-	-
Series J (Note 8 (f))	(1,500)	(105)	(800)	(44)
Series I (Note 8 (g))	(4,000)	(167)	-	-
Expiry of conversion features:
Series M (Note 8 (c))	(360)	(7)	-	-
Series K (Note 8 (e))	(8,500)	(462)	-	-
Series J (Note 8 (f))	(1,500)	(60)	-	-
Refinancing of notes:
Series K (Note 8 (e))	-	-	(416)	(23)
Closing balance	22,100	$779	67,537	$2,280

9.	INCOME TAXES

The Company accounts for income taxes under the asset and liability method.  Under the asset and liability method, a future tax asset is recorded based upon tax losses carried forward and differences in tax and accounting values in the Company’s assets and liabilities.  The tax asset is reduced by a valuation allowance to the extent that it is more likely than not that the asset would not be realized.  The valuation allowance is reviewed and adjusted as appropriate for each reporting period.  At December 31, 2009 and 2008, the Company established the valuation allowance at 100 percent of the future tax asset.

	2009	2008
	(in thousands)
FUTURE TAX ASSET
Tax losses carried forward	$7,348	$8,063
Difference in tax and accounting valuations for capital assets and investments	53	69
	7,401	8,132
Valuation allowance	(7,401)	(8,132)
Future tax asset	$-	$-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007
(in Canadian dollars)

The provision for income taxes differs from the amount computed by applying the combined Canadian Federal and Provincial statutory income tax rate of 33 percent (2008 – 33.5 percent) to the loss from continuing operations before income taxes.  The sources and tax effects of the differences are indicated below.

	2009	2008
	(in thousands)
PROVISION FOR INCOME TAXES
Income taxes at statutory rate	$(795)	$(789)
Change in enacted rates	1,258	106
Non-deductible interest on subordinated notes	167	114
Expiry of losses in subsidiaries	-	790
Stock-based compensation not deductible for tax	60	12
Other	41	5
	731	238
Change to valuation allowance	(731)	(238)
Provision for income taxes	$-	$-

Tax loss carry-forwards at December 31, 2009 expire as follows:

Year	Amount
(in thousands)
2010	$3,782
2014	3,047
2015	3,351
2026	2,588
2027	2,050
2028	1,988
2029	1,741
Tax loss carry-forwards that do not expire	9,454
$28,001

The Company has net operating loss carry-forwards of $18,547,000 that expire in years 2010 through 2029, and indefinite loss carry-forwards of $9,454,000.  The indefinite loss carry-forwards are comprised of net capital losses from continuing Canadian operations of $4,346,000 and from discontinued operations of $5,108,000, which are available to reduce future year’s capital gains.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007
(in Canadian dollars)

10.	SHARE CAPITAL

a)	Authorized
Unlimited number of common shares
Unlimited number of preference shares – issuable in series

b)	Outstanding Common Shares

	2009		2008		2007
	Number	Amount	Number	Amount	Number	Amount
	(in thousands of shares and dollars)
Opening balance	109,527	$104,676	108,287	$104,495	83,742	$101,867
Shares issued pursuant to:
Conversion of debentures (Note 8)	28,177	2,561	400	55	162	59
Payment of interest (Note 10 (c))	1,068	184	979	147	3,755	557
Warrants exercised (Note 12 (b))	13,200	1,560	-	-	-	-
Stock options exercised (Note 13 (d))	280	73	-	-	-	-
Other options exercised (Note 14)	747	233	-	-	-	-
Issuance of treasury shares (Note 4)	3,750	544	-	-	-	-
Equity private placement (Note 10 (d))	2,604	407	-	-	-	-
Shares cancelled (Note 7 (c))	-	-	(139)	(21)	-	-
Rights offering (Note 10 (e))	-	-	-	-	20,628	2,012
Closing balance	159,353	$110,238	109,527	$104,676	108,287	$104,495

In addition to the above, the conversion of the remaining secured subordinated notes would result in the issuance of 5,050,000 (2008 – 5,250,000) common shares for Series L notes and 6,000,000 (2008 – 6,000,000) common shares for Series N notes.

c)	Payment of Interest
During the year ended December 31, 2009, accrued interest in the amount of $184,000 relating to Series K and L notes was settled through the issuance of 1,068,000 common shares based on an average fair value of $0.17 per share.

During the year ended December 31, 2008, accrued interest in the amount of $147,000 relating to Series K notes was settled through the issuance of 979,000 common shares based on an average fair value of $0.15 per share.

During the year ended December 31, 2007, upon maturity of Series G notes, accrued interest in the amount of $449,000 was settled through the issuance of 2,992,000 common shares based on a fair value of $0.15 per share.

Also during the year ended December 31, 2007, accrued interest in the amount of $108,000 relating to Series I, J and K was settled through the issuance of 763,000 common shares based on an average fair value of $0.15 per share.

d)	Equity Private Placement
On September 30, 2009, the Company completed a transaction resulting in the issuance of 2,604,000 equity units, priced at $0.19 per unit, for net proceeds of $495,000.  Each unit consists of one common share and one-half common share purchase warrant.  Each full warrant may be converted into a common share at the exercise price of $0.25 at any time prior to September 30, 2011.

The Company determined the fair value of the common shares and warrants at the issue date using the Cox-Rubinstein binomial valuation model.  The resulting pro rata fair values of the 2,604,000 common shares and 1,302,000 warrants, was $407,000 and $88,000, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007
(in Canadian dollars)

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

f)	Loss Per Share
The following table sets forth the computation of basic and diluted loss per share.

	2009	2008	2007
	(in thousands, except per share amounts)
Numerator:
Loss for the year	$(2,409)	$(2,355)	$(2,312)
Denominator:
Weighted average number of shares outstanding, basic and diluted	140,434	108,861	93,094

Loss per share, basic and diluted	$(0.02)	$(0.02)	$(0.02)

For each fiscal year, the Company excluded the effect of all convertible debt, stock options and share-purchase warrants in the determination of diluted loss per share, as their impact would have been anti-dilutive.

11.	CONTRIBUTED SURPLUS

a)	The following table summarizes the transactions within contributed surplus.

	2009	2008
	(in thousands)
Opening balance	$2,161	$2,099
Allocation of recorded value of expired warrants (Note 11 (b))	266	39
Allocation of recorded value of expired conversion features on secured subordinated notes (Note 11 (c))	528	-
Allocation of recorded value of expired stock options (Note 13 (c))	116	-
Refinancing of note (Note 7 (c))	-	23
Closing balance	$3,071	$2,161

b)	During the year ended December 31, 2009, $266,000 (2008 - $39,000) related to expired warrants was allocated from warrants to contributed surplus (See Note 12 (c)).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007
(in Canadian dollars)

c)	During the year ended December 31, 2009, $528,000 related to expired conversion features on secured subordinated notes was allocated to contributed surplus (See Note 8).

12.	WARRANTS

a)	The following table summarizes the transactions within warrants.

	2009		2008
	Number	Amount	Number	Amount
	(in thousands of warrants and dollars)
Opening balance	10,783	$510	16,339	$533
Warrants issued pursuant to:
Conversion of debentures (Note 8)	15,400	328	400	16
Equity private placement (Note 10 (d))	1,302	88	-	-
Exercise of other options (Note 14)	747	72	-	-
Warrants exercised (Note 12 (b))	(13,200)	(240)	-	-
Warrants expired (Note 12 (c))	(4,783)	(266)	(5,956)	(39)
Closing balance	10,249	$492	10,783	$510

In addition to the above, the conversion of the remaining secured subordinated notes would result in the issuance of 5,050,000 (2008 – 5,250,000) common shares-purchase warrants for Series L notes 6,000,000 (2008 – 6,000,000) common shares-purchase warrants for Series N notes.

b)	Warrants Exercised
During the year ended December 31, 2009, the Company announced the conversion of the Series M secured subordinated notes and the exercising of the associated warrants.  Series M note holders have converted $660,000 out of a total of $678,000 debentures and exercised a total of 13,200,000 common share-purchase warrants out of a possible 13,560,000 warrants, for total proceeds of $1,320,000.  As per the terms of the debenture, the remaining warrant options have expired (See Note 8 (c)).

As a result of this transaction, the Company issued 26,400,000 common shares, comprised of 13,200,000 common shares from the conversion of the Series M notes and 13,200,000 common shares from the exercising of the associated warrants for total proceeds $1,320,000.  Prior to the conversion, the warrants had a book value of $240,000.

c)	Warrants Expired
During the year ended December 31, 2006, the Company issued 3,533,000 common share-purchase warrants (book value of $140,000) with an exercise price of $0.20 and an expiry date of February 8, 2009 as a result of the conversion of the Series J notes.  These warrants expired unexercised on February 8, 2009 and were accordingly cancelled.

During the year ended December 31, 2005, the Company completed a transaction resulting in the issuance of 2,500,000 common shares at a price of $0.23 per share and 1,250,000 common share-purchase warrants (book value of $126,000) with an exercise price of $0.40 and an expiry date of February 23, 2009, for net proceeds of $570,000.  These warrants expired unexercised on February 23, 2009 and were accordingly cancelled

During the year ended December 31, 2007, the Company issued 81,000 common share-purchase warrants (book value of $5,000) with an exercise price of $0.50 and an expiry date of June 15, 2008 as a result of the conversion of the Series G notes.  These warrants expired unexercised on June 15, 2008 and were accordingly cancelled.
During the year ended December 31, 2005, the Company issued 875,000 common share-purchase warrants (book value of $34,000) with an exercise price of $0.40 and an expiry date of October 21, 2008 as a result of the conversion of the Series H notes.  These warrants expired unexercised on October 21, 2008 and were accordingly cancelled.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007
(in Canadian dollars)

During the year ended December 31, 2004, the Company issued 5,000,000 common share-purchase warrants (book value of $nil) with an exercise price of $0.35 and an expiry date of December 6, 2008 as a result a private placement.  These warrants expired unexercised on December 6, 2008 and were accordingly cancelled.

13.	STOCK OPTIONS

a)	Stock options included in shareholders’ deficiency are comprised of the following components:

	2009	2008
	(in thousands)
Employees (Note 13 (b))	$1,425	$1,273
Non-employees (Note 13 (c))	-	116
Total	$1,425	$1,389

b)	Employee Stock Options
The Company has a stock option plan which provides for the issuance of stock options to employees, which may expire as much as 10 years from the date of grant, at prices not less than the fair market value of the common shares on the date of grant. A total of 10,350,000 options have been authorized by the Company’s shareholders for issuance under the stock option plan.

The Management Resources and Compensation Committee of the Board of Directors reserves the right to determine the vesting periods to stock options granted.  The options expire between 2010 and 2014.

A summary of changes in employee stock options for the two years ended December 31, 2009 and 2008 is as follows:

	2009	2008	2009	2008
	Number of Options (in thousands)		Weighted Average Exercise Price
Opening balance	3,446	3,532	$0.14	$0.16
Granted	1,870	480	0.16	0.10
Exercised (Note 13 (d))	(280)	-	0.15	-
Cancelled	-	(566)	-	0.18
Closing balance	5,036	3,446	$0.15	$0.14
Exercisable, end of year	4,466	3,046	$0.16	$0.15

A summary of the status of the Company’s outstanding options at December 31, 2009 is as follows:

	Number of Options Outstanding	Remaining Contractual Life	Number of Options Exercisable
Exercise Prices	(in thousands)	(in years)	(in thousands)
$ 0.10	563	3.9	353
$ 0.12	1,620	2.5	1,460
$ 0.13	250	4.5	50
$ 0.15	258	1.6	258
$ 0.16	900	1.0	900
$ 0.20	1,060	4.5	1,060
$ 0.22	385	0.1	385
	5,036		4,466

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007
(in Canadian dollars)

The aggregate exercise price for employee options outstanding at December 31, 2009 was approximately $760,000 (2008 –  $496,000, 2007 – $549,000).

During the year ended December 31, 2009, the Company granted 1,500,000 stock options to employees, officers and directors of the Company.  The options have a weighted average exercise price of $0.18 and an expiry date of five years from the date of the grant.  The weighted average grant date fair value of $0.11 per option was valued using the Cox-Rubinstein binomial valuation model based on the below assumptions.  Of these options, 1,300,000 vested on the date of the grant, 100,000 options will vest in 12 months from the date of the grant and the remaining 100,000 options will vest in 24 months from the date of the grant.

During the year ended December 31, 2009, the Company granted 370,000 performance-based stock options to employees, officers and directors of the Company.  The options have an exercise price of $0.12 and an expiry date of April 30, 2014.  The weighted average grant date fair value of $0.08 per performance-based option was valued using the Cox-Rubinstein binomial valuation model based on the below assumptions. The performance-based options will vest upon the achievement of specific Company performance objectives.  Of these options, 30,000 options have vested as at December 31, 2009.

During the year ended December 31, 2008, the Company granted 480,000 stock options to certain employees of the Company.  The options have an exercise price of $0.10 and expire on December 23, 2013.  These options vest quarterly over a six-quarter period commencing with the quarter ended December 31, 2008.

The Company determined the weighted average fair value of employee stock option grants using the Cox-Rubinstein binomial valuation model with the following assumptions on a weighted average basis:

	2009	2008	2007
Fair value	$0.11	$0.07	$0.08
Dividend yield	-	-	-
Risk free interest rate	2.32%	1.82%	4.61%
Volatility	79.30%	73.27%	82.82%
Expected term, in years	5	5	5

The Company records compensation expense for stock options granted to employees and directors based on the fair value method of accounting.  For the year ended December 31, 2009, the employee stock option expense was $183,000 (2008 - $43,000, 2007 - $94,000).

c)	During the year ended December 31, 2009, recorded value of $116,000 related to expired non-employee stock options was allocated from stock options to contributed surplus.

d)	During the year ended December 31, 2009, total proceeds of $42,000 were realized from the exercise of 280,000 stock options (book value of $31,000) at an average exercise price of $0.15.

14.	OTHER OPTIONS

During the year ended December 31, 2005, the Company issued to PowerOne 747,000 compensation options with a fair value of $193,000 relating to the issuance of Series I secured subordinated notes (See Note 8 (g)).  The options entitle the holder to purchase an equity unit at a purchase price of $0.15 per unit.  The options expire on September 12, 2010.  Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.20.  The share-purchase warrants expire on September 12, 2010.

On November 18, 2009, PowerOne exercised the compensation options and purchased 747,000 equity units, consisting of 747,000 common shares valued at $121,000 and 747,000 warrants valued at $72,000.  The Company recorded total proceeds of $112,000, which were attributed to share capital.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007
(in Canadian dollars)

15.	REVENUES

Revenues are comprised of the following:

	2009	2008	2007
	(in thousands)
Services	$444	$454	$794
Hosting fees	298	249	256
Royalty fees	17	38	116
	$759	$741	$1,166

16.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS

a)	Financial Instruments

The Company has classified its financial instruments as follows:

	2009	2008
	(in thousands)
Financial Assets:
Held for trading, measured at fair value
Cash	$226	$460
Loans and receivables, recorded at amortized cost
Accounts receivable	$253	$305
Financial Liabilities:
Other financial liabilities, recorded at amortized cost
Accounts payable, accrued liabilities, notes payable and secured subordinated notes	$1,094	$3,185

The Company had neither available for sale, nor held to maturity financial instruments during years ended December 31, 2009 and December 31, 2008.

b)	Financial Risk Factors

Foreign Exchange Risk
The Company’s revenue from software licensing and related services and e-commerce enabling agreements is transacted in various currencies including the Canadian dollar, U.S. dollar, and U.K. pound.  Correspondingly, operating expenses related to these activities are transacted in the above-denoted currencies.  The Company does not use derivative instruments to manage exposure to foreign exchange fluctuations.  During the year ended December 31, 2009, the Company incurred foreign exchange losses in the amount of $4,000 (2008 - $16,000, 2007 - $13,000), which is recorded in general and administrative expenses.

A 10 percent appreciation of the Canadian dollar against the following currency as at December 31, 2009 would increase the loss by the amount shown below:

December 31, 2009
(in thousands)
U.S. dollar	$18
U.K. pound	5
$23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007
(in Canadian dollars)

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

In 2009, two customers accounted for 62 percent and 19 percent, respectively, (2008 – two customers accounted for 61 percent and 13 percent, respectively, 2007 – two customers accounted for 69 percent and 10 percent, respectively) of total revenues.  At December 31, 2009, four customers accounted for 33 percent, 22 percent, 21 percent and 16 percent, respectively, (2008 – three customers accounted for 66 percent, 13 percent and 12 percent, respectively) of total accounts receivable.

The following table summarizes the aging of accounts receivable as at the reporting date.

	2009	2008
	(in thousands)
Current	$102	$86
Past due (61-120 days)	91	35
Past due (> 120 days)	60	184
	$253	$305

The allowance for doubtful accounts recorded as at December 31, 2009 was $nil (2008 - $11,000), as amounts past due at December 31, 2009 were subsequently collected.

Fair Value
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The Company’s financial instruments carried at fair value on the balance sheet, which consists of cash, are valued using quoted market prices (Level 1).  There were no financial instruments categorized in Level 2 (valuation techniques using observable market inputs) or Level 3 (valuation technique using non-observable market inputs) as at December 31, 2009.

The fair value of monetary assets and liabilities approximates amounts at which they would be exchanged between knowledgeable and unrelated persons.  The amounts recorded in the consolidated financial statements approximate fair value, with the exception of the secured subordinated series L and N notes as it is not practical to determine the fair value of the notes as at December 31, 2009 considering that they are not publicly traded.

Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due, see Going Concern (See Note 2).  The Company manages its liquidity risk by continuously monitoring forecast and actual cash flows.

As at December 31, 2009, the Company's contractual obligations and financial liabilities, including interest payments due by periods over the next five fiscal years, are as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007
(in Canadian dollars)

(in thousands)	Carrying Value	Total	2010	2011	2012	2013	2014
Notes payable	$156	$156	$156	$-	$-	$-	$-
Secured subordinated notes - principal repayment	446	1,105	-	600	-	505	-
Secured subordinated notes - interest payments	53	322	110	60	-	152	-
Accounts payable	331	331	331	-	-	-	-
Accrued liabilities	161	161	161	-	-	-	-
	$1,147	$2,075	$758	$660	$-	$657	$-

17.	CAPITAL DISCLOSURES

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

18.	COMMITMENTS AND CONTINGENCIES

(a)	Minimum payments under operating leases are as follows:

Year	Amount
(in thousands)
2010	$130
2011	156
2012	156
2013	156
2014	130

(b)
During the year ended December 31, 2009, the Company entered into a technology licensing agreement with a Fortune 500 company that provides Northcore with access to a portfolio of intellectually property patents over a six year period for a minimum fee of US $260,000 over the term of the agreement.

19.	SUPPLEMENTAL CASH FLOW INFORMATION

The following table sets forth the changes in non-cash operating working capital items resulting from the inflow (outflow) of cash in the year.

	2009	2008	2007
	(in thousands)
Accounts receivable	$52	$(186)	$35
Deposits and prepaid expenses	(7)	11	25
Accounts payable	(239)	249	(26)
Accrued liabilities	(27)	342	257
Deferred revenue	(3)	(22)	(16)
	$(224)	$394	$275

The following table summarizes the non-cash financing activities of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007
(in Canadian dollars)

	2009	2008	2007
	(in thousands)
Issuance of common shares in settlement of interest payments (Note 10 (c))	$184	$147	$557
Reduction in debt from conversion of secured subordinated notes (Note 8 (l))	(1,522)	(27)	(47)
Reduction in conversion feature from conversion of secured subordinated notes (Note 8 (l))	(1,367)	(44)	(18)
Issuance of common shares for investment in Southcore (Note 4)	544	-	-
Issuance of Series K subordinated notes to refinance Series G subordinated notes	-	-	1,360
Issuance of common shares in settlement of demand loans	-	-	340
Issuance of demand loans upon maturity of Series G subordinated notes	-	-	320

20.	INVESTMENT IN JOINTLY CONTROLLED COMPANY

On September 23, 2003 the Company established a joint venture with GE Commercial Finance, with each entity holding a 50 percent interest in the joint venture.  The joint venture operates under the name of GE Asset Manager, LLC.  The joint business venture develops and markets asset management technology to customers in a broad range of industries.  Upon the establishment of this joint venture, 1,000,000 share-purchase warrants issued by Northcore to GE vested.  The fair value of these warrants of $188,000, calculated at the vesting date, was reflected on the consolidated balance sheets as an acquired agreement.  This acquired agreement was fully amortized as of December 31, 2004.

The consolidated financial statements of the Company reflect the Company’s pro rata share of the joint venture’s assets, liabilities, and results of operations in accordance with the proportionate consolidation method of accounting.  The effect of proportionate consolidation of the joint venture on the Company’s consolidated financial statements is summarized as follows:

For the years ended December 31,	2009	2008	2007
	(in thousands)
Consolidated Balance Sheets
Current assets	$60	$49	$36
Current liabilities	(26)	(31)	(31)
Net investment	$34	$18	$5
Consolidated Statements of Operations
Operating revenue	$86	$80	$73
Operating expenses (1)	(44)	(5)	(3)
Net income	$42	$75	$70
Consolidated Statements of Cash Flows
Operating activities	$8	$(27)	$21
Investing activities	-	-	-
Financing activities	-	-	-
Net cash inflow (outflow)	$8	$(27)	$21
     (1) For the year ended December 31, 2009, operating expenses include a provision for bad debts in the amount of $43,000 (2008 - $nil, 2007 - $nil).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007
(in Canadian dollars)

21.	CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles as applied in Canada, which conform in all material respects with generally accepted accounting principles in the United States, except as noted below.

(a)	Consolidated Financial Statements

Consolidated Balance Sheets
	2009 CDN. GAAP	2009 U.S. GAAP	2008 CDN. GAAP	2008 U.S. GAAP
	(in thousands)
Cash	$226	$226	$460	$460
Accounts receivable	253	253	305	305
Deposits and prepaid expense	35	35	28	28
Capital assets	47	47	19	19
Other assets	544	544	-	-
Deferred charges (Note 21 (b))	-	19	-	61
Accounts payable and accrued liabilities	(492)	(492)	(948)	(948)
Deferred revenue	(27)	(27)	(30)	(30)
Current portion of notes payable	(156)	(156)	(382)	(382)
Current portion of secured subordinated notes (Note 21 (b))	-	-	(1,125)	(686)
Secured subordinated notes (Note 21 (b))	(446)	(880)	(730)	(2,110)
Shareholders’ deficiency (Note 21 (b))	16	431	2,403	3,283

Consolidated Statements of Operations and Comprehensive loss
	2009	2008	2007
	(in thousands, except per share amounts)
Loss for the year as reported under Canadian GAAP	$(2,409)	$(2,355)	$(2,312)
Adjustments:
Accretion of interest on secured subordinated notes (Note 21 (b))	508	394	333
Amortization of deferred charges relating to secured subordinated notes under U.S. GAAP (Note 21 (b))	(42)	(21)	(65)
Amortization of beneficial conversion feature (Note 21 (b))	(971)	(303)	(160)
Loss and comprehensive loss for the year as reported under U.S. GAAP	$(2,914)	$(2,285)	$(2,204)
Basic and diluted loss per share	$(0.02)	$(0.02)	$(0.02)

(b)	Financial Instruments with Liability and Equity Elements

Under Canadian GAAP, the secured subordinated notes (See Note 8) are recorded based upon the relative fair values of the liability and equity components of the instruments.  The liability component is accreted to the face value of the subordinated notes over the term to maturity until the underlying notes are converted into common shares.  Under U.S. GAAP, upon issuance, the secured subordinated notes would have been recorded as a liability and reclassified to equity only upon conversion.  No value would have been assigned to the conversion option under U.S. GAAP if no beneficial conversion option exists.  Accordingly, the interest accretion of $508,000 (2008 - $394,000, 2007 - $333,000) that is recorded under Canadian GAAP is reversed under U.S. GAAP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007
(in Canadian dollars)

Additionally, under Canadian GAAP, the financing costs arising from the issuance of the convertible notes are allocated between the liability and equity components of the notes.  Under Canadian GAAP, the Company had previously deferred financing costs associated with the liability component of the notes and amortized them over the term of the related debt instruments.  Under HB Section 3855, the carrying value of transaction costs at December 31, 2006 of $41,000 was charged to opening deficit on transition on January 1, 2007 (See Note 3).  Under U.S. GAAP, all of the financing costs are deferred and amortized over the term of the underlying debt.  As a result, the 2009 amortization expense under U.S GAAP is $42,000 (2008 – $21,000, 2007 - $65,000) compared to an amortization expense of $nil (2008 - $nil, 2007 - $nil) under Canadian GAAP.  In addition, the deferred financing costs are $19,000 at December 31, 2009 (2008 - $61,000) under U.S. GAAP as compared to $nil (2008 - $nil) under Canadian GAAP. Such deferred financing costs are classified as an asset under U.S. GAAP.

Furthermore, under Canadian GAAP, conversion of debt results in the allocation of any unamortized deferred financing charges associated with that debt to shareholders’ deficiency.  Under U.S. GAAP, such unamortized financing charges are expensed upon conversion of the associated debt.  Accordingly, under U.S. GAAP, an amount of $25,000 (2008 - $nil, 2007 - $1,000), representing the unamortized financing charges associated with the conversion of the Series I, L and M notes (2008 – Series G notes, 2007 – Series G), is expensed.  The unamortized financing charges under Canadian GAAP, in the amount of $nil (2008 - $nil, 2007 - $nil), were allocated to contributed surplus upon the conversion of the Series I, L and M notes (2008 – Series G notes, 2007 – Series G).

Further, under U.S. GAAP, the beneficial conversion feature represented by the excess of the fair value of the shares issuable on conversion of the subordinated notes, measured on the commitment date, over the amount of the loan proceeds to be allocated to the common shares upon conversion would be allocated to additional paid in capital.  This results in a discount on the subordinated notes that is recognized as additional interest expense over the term of the subordinated notes and any unamortized balance is expensed immediately upon conversion of the subordinated notes.  Accordingly, for U.S. GAAP purposes, the Company has recognized a beneficial conversion feature in the amount of $340,000 relating to the Series K-Extension subordinated notes.  In 2008, the Company recognized beneficial conversion features of $776,000 relating to the Series L, M and N subordinated notes.  In 2007, the Company recognized beneficial conversion features of $340,000 relating to the Series K subordinated notes.  An interest expense of $971,000 (2008 - $303,000, 2007 - $160,000) results from the amortization of the discount over the term to maturity of those subordinated notes as well as the unamortized discount for those subordinated notes converted during the year.  Canadian GAAP does not require the recognition of any beneficial conversion feature.

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

U.S. GAAP requires the disclosure of accrued liabilities that exceed five percent of current liabilities.  Included in accrued liabilities at December 31, 2009 are accrued interest payable of $53,000 (2008 - $234,000) and accrued audit fees of $99,000 (2008 - $99,000).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007
(in Canadian dollars)

U.S. GAAP requires the disclosure of non-cash interest components incurred during the year.  In 2009, the Company incurred $971,000 (2008 - $303,000, 2007 - $160,000) in non-cash interest expense associated with secured subordinated notes.

(e)	Recent United States Accounting Pronouncements

In June 2009, the FASB issued FASB Statement No. 165, Subsequent Events. This statement introduces the concept of financial statements being available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and whether that date represents the date the financial statements were issued or were available to be issued. The Company recognizes the effects of events or transactions that occur after the balance sheet date but before financial statements are available to be issued ("subsequent events") if there is evidence that conditions related to the subsequent event existed at the date of the balance sheet, including the impact of such events on management's estimates and assumptions used in preparing the financial statements. Other significant subsequent events that are not recognized in the financial statements are disclosed in the notes to the consolidated financial statements. Subsequent events have been evaluated through March 30, 2010, the date when these consolidated financial statements are available to be issued.

In June 2009, the FASB issued ASC Subtopic 105-10, Generally Accepted Accounting Principles (formerly FASB Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles). The FASB Accounting Standards Codification ("Codification") became the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. On the effective date of this Statement, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification became non-authoritative. The issuance of this statement and the Codification does not change GAAP. This statement was effective for the Company September 15, 2009.

In September 2009, the FASB issued Accounting Standards Update 2009-13, Revenue Arrangements with Multiple Deliverables (Topic 605), which addresses some aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. This new standard is effective for the Company's interim and annual consolidated financial statements commencing on January 1, 2011 with earlier adoption permitted as of the beginning of a fiscal year. The Company is assessing the impact of the new standard on its consolidated financial statements.

22.	SUBSEQUENT EVENT

Subsequent to the year ended December 31, 2009, Series L note holders have converted $145,000 out of a total of $505,000 debentures and exercised a total of 950,000 common share-purchase warrants out of a possible 5,050,000 warrants, for total proceeds of $143,000.  As a result of this transaction, the Company issued 2,400,000 common shares, comprised of 1,450,000 common shares from the conversion of the Series L notes and 950,000 common shares from the exercising of the associated warrants.

CORPORATE DIRECTORY – DECEMBER 31, 2009

DIRECTORS	CORPORATE OFFICE	SHARES OUTSTANDING

T. Christopher Bulger (1), (2), (3)	Northcore Technologies Inc.	Issued: 159,352,296
CFA, MBA	302 The East Mall, Suite 300	December 31, 2009
Chairman of the Board	Toronto, Ontario M9B 6C7
1 888 287 7467
Duncan Copeland		REGISTRAR & TRANSFER AGENT
DBA
Chief Executive Officer	AUDITORS	Equity Transfer and Trust Company
200 University Avenue, Suite 400
Jim Moskos	KPMG LLP	Toronto, ON M5H 4H1
Chief Operating Officer	Toronto, Ontario, Canada	1-866-393-4891

Rick Robertson (1), (2)
PhD, CA, MBA		STOCK EXCHANGE LISTINGS
Associate Professor of Business
Richard Ivey School of Business,		Toronto Stock Exchange
The University of Western Ontario		Symbol: NTI
OTC Bulletin Board
John Varghese (1), (2), (3)		Symbol: NTLNF
CA
CEO and Managing Partner
VentureLink Funds		ADDITIONAL SHAREHOLDER INFORMATION

Website:
OFFICERS		www.northcore.com

Duncan Copeland		Email:
Chief Executive Officer		investor-relations@northcore.com

Jim Moskos
Chief Operating Officer

(1)	Member of the Audit Committee
(2)	Member of the Management Resources and Compensation Committee
(3)	Member of the Corporate Governance Committee

© 2009 Northcore Technologies Inc.