Form 20-F
period 2010-12-31
NORTHCORE TECHNOLOGIES INC.
filed 2011-04-01
CIK 1079171

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 20-F
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010 OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT of 1934 Date of event requiring this shell company report ……………………
For the transition period from __________ to __________.
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
172,169,836 Common Shares as of December 31, 2010

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act Yes _____ No ___X___

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.
Yes    _____ No  __X__

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
Large Accelerated filer  [    ]          Accelerated filer [    ]          Non-accelerated filer [  X  ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP      [    ]        International Financial Reporting Standards as issued                                         Other   [ X ]
                                          by the International Accounting Standards Board       [    ]

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ______ Item 18 X
If this an annual report, indicate by check mark whether the registrant is a shell company (as determined in Rule 12b-2 of the Exchange Act). Yes ______ No __X__

NORTHCORE TECHNOLOGIES INC.

Annual Report on Form 20-F for the Fiscal Year
Ended December 31, 2010

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

ITEM 10 - ADDITIONAL INFORMATION		52
A.	Share Capital	52
B.	Memorandum and Articles of Association	52
C.	Material Contracts	55
D.	Exchange Controls	56
E.	Taxation	56
F.	Dividends and Paying Agents	62
G.	Statements by Experts	62
H.	Documents on Display	62
I.	Subsidiary Information	63
ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK		63
ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES 63		63
PART II		63
ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES		63
ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS		63
AND USE OF PROCEEDS		63
ITEM 15 – CONTROLS AND PROCEDURES		63
ITEM 16 [RESERVED]		64
ITEM 16		64
A.	Audit Committee Financial Expert	64
B.	Code of Ethics	64
C.	Principal Accountant Fees and Services	64
D.	Exemptions from the Listing Standards For Audit Committees	65
E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	65
PART III		65
ITEM 17- FINANCIAL STATEMENTS		65
ITEM 18 - FINANCIAL STATEMENTS		65
ITEM 19 – EXHIBITS		65

Unless otherwise indicated, all references in this Annual Report to “dollars” or “$” are references to Canadian dollars.  Our financial statements are expressed in Canadian dollars.  Except as otherwise noted, certain financial information presented in this Annual Report has been translated from Canadian dollars to U.S. dollars at an exchange rate of Cdn$1.0009 to US$1.00 (or US$0.9990 to Cdn$1.00), the noon buying rate in New York City on December 31, 2010 for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.  These translations are not intended to suggest that Canadian dollars have been or could be converted into U.S. dollars at that or any other rate.

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The selected financial data set forth below should be read in conjunction with, and is qualified by reference to, our consolidated financial statements and the related notes, and the section "Operating and Financial Review and Prospects" included elsewhere in this Annual Report.  The consolidated statement of operations data for the years ended December 31, 2010, 2009, and 2008 and consolidated balance sheet data as of December 31, 2010 and 2009, as set forth below, are derived from our audited consolidated financial statements and the related notes included elsewhere in this Annual Report. The consolidated statement of operations data for the years ended December 31, 2007 and 2006 and the consolidated balance sheet data as at December 31, 2008, 2007 and 2006 has been derived from our audited consolidated financial statements for those years, which are not included in this Annual Report but have previously been filed with the Commission.

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

Historical results are not necessarily indicative of results to be expected for any future period.

Year Ended December 31,
2010 (Cdn$)	2009 (Cdn$)	2008 (Cdn$)	2007 (Cdn$)	2006 (Cdn$)

	(in thousands except for per share data)
Consolidated Statement of Operations Data (Canadian GAAP):
Revenues	636	759	741	1,166	1,073
Operating expenses:
General and administrative	1,451	1,269	1,485	1,703	1,790
Customer service and technology	734	738	689	762	664
Sales and marketing	188	181	117	276	377
Stock-based compensation	358	183	43	94	137
Depreciation and amortization	22	29	33	39	92
Interest expense	314	768	729	604	783
Other expenses (net)	487	-	-	-	-
Total expenses	3,554	3,168	3,096	3,478	3,843
Loss from continuing operations	(2,918)	(2,409)	(2,355)	(2,312)	(2,770)
Income from discontinued operations	-	-	-	-	2,122
Loss for the year	(2,918)	(2,409)	(2,355)	(2,312)	(648)
Loss per share (1)	(0.018)	(0.017)	(0.022)	(0.025)	(0.008)

Weighted average number of common shares	162,899	140,434	108,861	93,094	79,933

Consolidated Statement of Operations Data (U.S. GAAP): (3)
Loss for the year as reported under U.S. GAAP	$(2,887)	$(2,914)	$(2,285)	$(2,204)	$(1,270)

	As at December 31,
	2010 (Cdn$)	2009 (Cdn$)	2008 (Cdn$)	2007 (Cdn$)	2006 (Cdn$)
	(in thousands)
Consolidated Balance Sheet Data (Canadian GAAP): (2)
Total assets	314	1,105	812	687	813
Shareholders’ deficiency	(1,429)	(16)	(2,403)	(1,600)	(2,255)

Consolidated Balance Sheet Data (U.S. GAAP): (3)
Total assets	323	1,124	872	731	882
Shareholders’ deficiency	(1,712)	(431)	(3,283)	(2,037)	(2,458)

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

EXCHANGE RATES

The following tables set forth, for the periods indicated, certain exchange rates based on the noon buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York.  Such rates are the number of U.S. dollars per one Canadian dollar and are the inverse of the rates quoted by the Federal Reserve Board of New York for Canadian Dollars per U.S. $1.00.  On February 28, 2011, the exchange rate was CAD$1.00 = US$1.0270.

	Year Ended December 31,
Rate	2010	2009	2008	2007	2006

Average during year (1)	0.9663	0.8799	0.9297	0.9419	0.8844
(1) The average rate is the average of the exchange rates on the last day of each month during the year.

Month	High during month	Low during month

September 2010	0.9786	0.9591
October 2010	0.9964	0.9689
November 2010	0.9999	0.9766
December 2010	0.9991	0.9294
January 2011	1.0138	0.9999
February 2011	1.0293	1.0045

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS.

Not applicable.

D.	RISK FACTORS

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

We have not yet realized profitable operations and have relied on non-operational sources of financing to fund our operations.  Since we began our operations, we have been funded primarily through the sale of securities to investors in a series of private placements, convertible debt instruments, sales of equity to, and investments from, strategic partners, gains from investments, option exercises, a rights offering and, to a limited extent, through cash flow from operations.  While our Company’s financial statements for the year-ended December 31, 2010, have been prepared on the basis of accounting principles applicable to a going concern, certain adverse conditions and events cast substantial doubt upon the validity of this assumption. Our ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2010.  We cannot provide assurance that we will be able to execute on our business plan or assure that efforts to raise additional financings would be successful.

Management believes that continued existence beyond 2010 is dependent on its ability to increase revenue from existing products, and to expand the scope of its product offering which entails a combination of internally developed software and partnerships with third parties. Management further believes that ability to raise additional financing during 2011 is also critical for continued existence of the Company. As of December 31, 2010, we had cash on hand of approximately $90,000.

We do not have any committed sources of additional financing at this time and we are uncertain whether additional funding will be available when we need it on terms that will be acceptable to us or at all except as mentioned in Note 22 to the consolidated financial statements. If we are not able to obtain financing when we need it, we would be unable to carry out our business plan and would have to significantly curtail or cease our operations. We have included in Note 2 to our financial statements for the year ended December 31, 2010, a discussion about our ability to continue as a going concern. Potential sources of financing include strategic relationships, public or private sales of our shares, debt, convertible securities or other arrangements. If we raise funds by selling additional shares, including common shares or other securities convertible into common shares, the ownership interests of our existing shareholders will be diluted.  If we raise funds by selling preferred shares, such shares may carry more voting rights, higher dividend payments or more favorable rights upon distribution than those for the common shares.  If we incur debt, the holders of such debt may be granted security interests in our assets.  Because of our potential long-term capital requirements, we may seek to access the public or private equity or debt markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time. If we fail to obtain financing when we need it, it would have a material adverse effect on our business, financial condition, cash flows and results of operations.

WE ARE NOT PROFITABLE AND WE MAY NEVER BECOME PROFITABLE

We have accumulated losses of approximately $118.939 million as of December 31, 2010.  For the year ended December 31, 2010 our loss was $2.918 million. We have never been profitable and expect to continue to incur losses for the foreseeable future. We cannot assure you that we will earn profits or generate positive cash flows from operations in the future.

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

In 2010, one customer accounted for 69 percent, (2009–two customers accounted for 62 percent, and 19 percent, respectively) of total revenues. If our relationships with any of these customers is severed or meaningfully altered, we would experience a significant decline in our performance, particularly through reduced revenues, which would have a material adverse effect on our business, financial condition, cash flows and results of operations.

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

OUR BUSINESS COULD BE SUBSTANTIALLY HARMED IF WE HAVE TO CORRECT OR DELAY THE RELEASE OF PRODUCTS DUE TO SOFTWARE BUGS OR ERRORS

We sell complex software applications and services.  Our applications may contain undetected errors or bugs when first introduced or as new versions are released.  Our software products may also contain undetected viruses.  Further, software we license from third parties and incorporate into our products may contain errors, bugs or viruses.  Errors, bugs and viruses may result in any of the following:

•      Adverse customer reactions;•      Negative publicity regarding our business and our products;
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

WE ARE SUBJECT TO RISKS ASSOCIATED WITH EXCHANGE RATE FLUCTUATIONS

The Company’s revenue from software licensing and related services and e-commerce enabling agreements is transacted in various currencies including the Canadian dollar and U.S. dollar.  As the majority of our revenues are realized in U.S. dollar and our expenses are transacted in Canadian dollar, the appreciation of the U.S. dollar against the Canadian dollar may have a favorable impact on our results.  The Company does not use derivative instruments to manage exposure to foreign exchange fluctuations. Fluctuations in the exchange rates of these currencies or the exchange rate of other currencies against the Canadian dollar could have a material adverse effect on our business, financial condition, cash flows and results of operations.

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

IT MAY BE DIFFICULT FOR YOU TO ENFORCE LEGAL CLAIMS AGAINST US OR OUR OFFICERS OR DIRECTORS

We are incorporated under the laws of the Province of Ontario, Canada.  A certain number of our directors and officers are residents of Canada and substantially all of our assets and the assets of such persons are located outside the United States.  As a result, it may be difficult for holders of common shares to effect service of legal process within the United States upon those directors and officers who are not residents of the United States.  It may also be difficult to realize in the United States upon judgments of courts of the United States without enforcing such judgments in our home jurisdiction or the jurisdiction of residence of the director or officer concerned.

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

MAJOR DEVELOPMENTS

Significant product and business developments over the last three fiscal years have been as follows:

FISCAL 2010

Northcore completed a number of customer and operational activities throughout the course of 2010.  These activities were designed to accelerate revenue opportunities, solidify our financial position, and strengthen our abilities to work with our customers and partners.

Financing Activities

•
Closed an equity transaction with GEM Global Yield Fund Limited, securing net cash proceeds of $300,000.  As a result of the transaction, Northcore issued 2,191,000 common shares for the first tranche draw and 6,000,000 warrants to finalize the availability of the committed $6,000,000 equity line of credit with GEM;

•
Closed the first tranche of equity private placement on December 22, 2010, securing net proceeds of $625,000 through the issuance of common shares and warrants. The second tranche closed for net proceeds of $729,000 on February 14, 2011 as a subsequent event to the year; and

•
Continued to strengthen our balance sheet through the conversion of $145,000 secured subordinated notes into equity combined with $143,000 of new equity through the exercise of the associated warrants.

Customer Activities
During 2010, Northcore focused on expanding the breadth of existing customer relationships and extending the product line in order to open up new opportunities. Results of this strategy include:

•	Completed the development cycle and large scale roll out of a holistic remarketing platform to the Yale and Hyster dealer community, combining mobile computing with Asset Tracker and Asset Seller;
•	Delivered and deployed a customized Asset Seller platform to Xstrata Corporation to effect the disposition of surplus mining assets;
•	Initiated initial user interface design for the Group Purchasing platform subsequently named Discount This;
•	Increased the volume of third party auction events in the light-duty construction equipment and utility vehicle categories, with successful value realization and improved sales cycle efficiency;
•
Evidenced continued effectiveness in the remarketing of corporate aircraft and established Asset Seller as a leading platform for sales of high value asset categories  by displaying showcased items in unprecedented rich detail;

•
Awarded two supply arrangements with the Canadian Federal Government, qualifying Northcore for the provision of business technology services, one directly and one in partnership with Ottawa based Donna Cona Inc.;

•	Completed the development of additional security modules required for Northcore’s core products to achieve US bank certification;
•	Entered into a collaborative sales and marketing agreement with Revere Corporation where both parties can now serve their customers with a broader product offering; and
•	Delivered a number of enhancements to a customized Asset Tracker application used by a Global Electronics Leasing corporation.

Joint Venture with GE Commercial Finance
Throughout 2010, Northcore maintained a strong focus on GE Asset Manager, our joint venture with GE Commercial Finance.  The year saw significant enhancements made to the entire portfolio of Joint Venture products, with substantial new releases of Asset Seller and Asset Tracker delivered to clients.  In addition Northcore worked closely with GE internal teams to execute tasks required to achieve Bank Certification for internal and customer facing applications.

Remarketing portals such as GEasset.com and ToroUsed.com have also experience solid results in terms of viewership and sell-through.

In specific, the joint venture has shown its efficacy in helping partners accelerate remarketing and redeployment of fixed assets in spite of a sub-optimal economic climate.  Both stakeholders remain committed to helping the venture achieve its full potential and a broader reach to GE customers.

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

•	Raised $1,320,000 of new equity through the exercise of the Series M warrants and additional proceeds of $112,000 through the exercise of compensation options; and
•	Closed an equity private placement, securing net proceeds of $495,000 through the issuance of common shares and warrants;

CUSTOMER ACTIVITIES
During 2009, Northcore focused on expanding the breadth of existing customer relationships and extending the product line in order to open up new opportunities. Results of this strategy include:

•	Initiated a Working Capital Engine™ marketing campaign under a new sales leader, as well as formed Southcore Technologies to market our technology products to new territories;
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

FINANCING ACTIVITIES
•	Completed a series of private placements securing gross proceeds of $1,803,000 through the issuances of Series L, M and N secured subordinated notes; and
•
Entered into an agreement with the remaining Series G debt holders to repay the accrued interest of $113,000 and the principal of $240,000 over a two year term at an interest rate of 12 percent, in blended interest and principal quarterly payments of $40,000,

CUSTOMER ACTIVITIES
During 2008 Northcore focused on expanding the breadth of existing customer relationships and extending the product line in order to open up new opportunities. Results of this strategy include:

•	Significant enhancements to the core Asset Tracking system, performed in partnership with Kraft Foods, enabling anticipatory asset sourcing;
•	Creation of the first generation of a mobile Asset Tracking platform, extending product reach into a customer base that requires a portable, rugged-ized, execution environment; and
•	Completed the delivery of a large scale mission critical application to a Fortune 500 company that was put into global use.

JOINT VENTURE WITH GE COMMERCIAL FINANCE
Throughout 2008, Northcore continued to support GE Asset Manager, LLC, our joint venture with GE Commercial Finance. The provision of Asset Disposition services to a number of key clients, such as Western Express, Kitty Hawk, and the Hyster and Yale corporations, are examples of this focus.

Working closely with GE, we have also augmented the core GEAM product suite, with enhancements to Asset Appraiser and tighter integration of the Asset Tracking technology to the Asset Sales platform. We expect this to have broad customer appeal.

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

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

For a description of principal capital expenditures and divestitures, see ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS  As of February 28, 2011 we do not have any significant current capital divestitures or any current capital expenditures.

B. BUSINESS OVERVIEW

The Company provides a Working Capital Engine™ that helps organizations source, manage, appraise and sell their capital equipment. We refer to our product and services suite as asset lifecycle management solutions.  Our solutions can reduce sourcing and procurement costs, improve tracking and monitoring of asset performance and reduce operational downtime.

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

GEM GROUP

Global Emerging Markets Group, www.gemgroup.ch was founded in 1991. GEM is a USD 3.4 billion Swiss-based investment group having completed 285 transactions in 60 countries. The firm is an alternative investment group that manages a diverse set of investment vehicles across the world. GEM’s funds include: CITIC/GEM Fund; VC Bank/GEM Mena Fund; Kinderhook; GEM Global Yield Fund; GEM India and Banco Pine/GEM Funds.

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

EXPAND JOINT VENTURE WITH GE AND INCREASE OUR CUSTOMER BASE

Since the launch of GE Asset Manager, we have focused our efforts on increasing the number of joint venture customers and enhancing our portfolio of asset management technology. This focus will be a cornerstone of our efforts in 2011.

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

The following is a representative list of some of the customers for whom we have implemented or are implementing our solutions:

Customer	Solution(s)	Industry Segment	Geographic Location
GE Capital Solutions	Asset Seller	Financial Services	US
Global Electronics Services-GE Capital Solutions	Asset Tracker	Financial Services	US
GE Infrastructure	Asset Tracker	Manufacturing	US
NACCO Materials Handling Group (NMHG)	Asset Seller & Asset Tracker	Manufacturing	US
The Toro Company	Asset Tracker	Manufacturing	US
Kraft Foods Global, Inc.	Asset Tracker	Manufacturing	US

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

Our software development and technology expenditures were approximately $734,000, $738,000, and $689,000 for the year ended December 31, 2010, 2009 and 2008, respectively, including salaries and related expenses of our personnel engaged in research and development.

Our software development and technology activities in 2010 included the ongoing development of new applications framework implemented in Microsoft.Net. The new framework will be used as the foundation of all future Web based products. There was also a substantial amount of time devoted to the extension of our integration tool set, which allows us to connect our core product suite to pre-existing customer owned third party applications.

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

In 2009, the Company entered into a technology licensing agreement with a Fortune 500 company that provides Northcore with access to a portfolio of intellectually property patents over a six-year period for a minimum fee of US $260,000 over the term of the agreement.

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

AS OF FEBRUARY 28, 2011

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

ITEM 18.

YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH "ITEM 3.A-SELECTED FINANCIAL DATA" AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES INCLUDED ELSEWHERE IN THIS ANNUAL REPORT.  IN ADDITION TO HISTORICAL INFORMATION, THE FOLLOWING DISCUSSION CONTAINS CERTAIN

ITEM 19. FORWARD-LOOKING STATEMENTS THAT INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF OUR PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS.  SEE "FORWARD-LOOKING STATEMENTS".

Overview

The Company provides a Working Capital Engine™ that helps organizations source, manage, appraise and sell their capital equipment. We refer to our product and services suite as asset lifecycle management solutions.  Our solutions can reduce sourcing and procurement costs, improve tracking and monitoring of asset performance and reduce operational downtime.

The Company operates in a single reportable operating segment, that is, the design and delivery of software solutions for use by its customers. The single reportable operating segment derives its revenues from the sale of software licenses and related services.

Our company is headquartered in Toronto (Canada).

Our shares trade on both the Toronto Stock Exchange (TSX: NTI) and the OTC Bulletin Board (OTCBB: NTLNF).

SELECTED ANNUAL INFORMATION
Year ended December 31,	2010	2009	2008
	(in thousands, except loss per share)
Revenues	$636	$759	$741
Operating expenses:
General and administrative	1,451	1,269	1,485
Customer service and technology	734	738	689
Sales and marketing	188	181	117
Stock-based compensation	358	183	43
Depreciation	22	29	33
Total operating expenses	2,753	2,400	2,367
Loss from operations before the under-noted	(2,117)	(1,641)	(1,626)
Interest expense:
Cash interest expense	154	260	335
Accretion of secured subordinated notes	160	508	394
Total interest expense	314	768	729
Other expenses (income):
Gain on settlement of debt	(57)	-	-
Provision for impaired investment	544	-	-
Total other expenses	487	-	-
LOSS AND COMPREHENSIVE LOSS FOR THE YEAR	$(2,918)	$(2,409)	$(2,355)
LOSS PER SHARE, BASIC AND DILUTED	$(0.018)	$(0.017)	$(0.022)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED (000’s)	162,899	140,434	108,,861

RESULTS OF OPERATIONS

Comparison of Years Ended December 31, 2010 and December 31, 2009

Loss:  Our loss for the year ended December 31, 2010 was $2,918,000, an increase of $509,000 or 21 percent from the loss of $2,409,000 reported for the year ended December 31, 2009.   The increase in loss was attributable to the provision for impaired investment, increase in operating expenses and decrease in revenues, partially offset the decrease in interest expense and a gain on settlement of debt.  Excluding these non-recurring non-cash expenses, the loss increased by $22,000 or one percent from 2009.

Operational EBITDA is defined as the loss before interest, taxes, depreciation, stock-based compensation and other non-recurring expenses.  The Company considers Operational EBITDA to be a meaningful performance measure as it provides an approximation of operating cash flows.  Operational EBITDA should not be considered as a substitute or alternative for operating loss or loss for the year, in each case determined in accordance with GAAP.

The Operational EBITDA loss was $1,737,000 for 2010 as compared to $1,669,000 for 2009, an increase in the EBITDA loss of $68,000 or four percent. The increase in Operational EBITDA loss was due to a decrease in revenues, largely offset by reduction in operating costs.

Revenues:  Revenues are comprised of services (application development activities, software implementation and license fees, training and consulting, product maintenance and customer support), application hosting and royalty fees.

Revenues decreased to $636,000 for the year ended December 31, 2010 from $759,000 for the year ended December 31, 2009, representing a decrease of $123,000 or 16 percent.  The decrease in services revenue was the main reason for the decline in revenues.

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

General and administrative expenses increased by $182,000 or 14 percent, to $1,451,000 for the year ended December 31, 2010, as compared to $1,269,000 for the year ended December 31, 2009.  The increase in expenses over the same period of last year was mainly due to an increase in financing fees, partially offset by savings in professional fees and bad debt expense.  In addition, prior year’s expenses included a significant reduction in licensing fees as a result of settlement of past debts for $240,000 less than the amounts recorded.

Customer Service and Technology:  Customer service and technology expenses consist of costs associated with acquired and internally developed software, and research and development expenses, including fees to independent contractors and salaries and related expenses of personnel engaged in these activities.

Customer service and technology expenses the year ended December 31, 2010 amounted to $734,000, relatively consistent with $738,000 for the year ended December 31, 2009.

Sales and Marketing:  Sales and marketing costs include all salaries and related expenses of sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs.

Sales and marketing costs the year ended December 31, 2010 amounted to $188,000, relatively consistent with $181,000 for the year ended December 31, 2009.

Employee Stock Options:  For the year ended December 31, 2010, employee stock option expense amounted to $358,000, as compared to $183,000 for the year ended December 31, 2009, an increase $175,000.  The increase was due to 7,515,000 stock options granted and related vesting expense in the current year as compared to 1,870,000 stock options granted and related vesting expense in 2009.

Depreciation:  Depreciation expense for the year ended December 31, 2010 was $22,000, a slight decrease from the $29,000 recorded for the year ended December 31, 2009.

Interest Expense:  Interest expense reflects interest incurred from debt instruments and loans.  Interest expense for the year ended December 31, 2010 was $314,000 compared to $768,000 for December 31, 2009, representing a decrease of $454,000 or 59 percent.  During 2010, cash interest expense of $154,000 and non-cash interest expense of $160,000 was incurred related to the secured subordinated notes and notes payable.  Comparatively, cash interest expense of $260,000 and non-cash interest expense of $508,000 was recorded in 2009.  The reduction in interest expense was due to the full conversions of Series I, J, K and M subordinated notes during 2009.

Comparison of Years Ended December 31, 2009 and December 31, 2008

Loss:  Our loss for the year ended December 31, 2009 was $2,409,000, an increase of $54,000 or two percent from the loss of $2,355,000 reported for the year ended December 31, 2008.   The increase in loss was attributable to the increase in operating and interest expenses, partially offset the increase in revenues.

The Operational EBITDA loss was $1,669,000 for 2009 as compared to $1,550,000 for 2008, an improvement in the Operational EBITDA loss of $119,000 or eight percent. The increase in Operational EBITDA loss was a combination of an increase in sales and marketing expense, partially offset by an increase in revenues.

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

GOING CONCERN

While the accompanying consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, certain adverse conditions and events cast substantial doubt upon the validity of this assumption.  Financial statements are required to be prepared on a going concern basis unless management either intends to liquidate the Company or cease trading or has no realistic alternative but to do so within the foreseeable future.  The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of operations.  The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations.  The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2010.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings will be successful.

These consolidated financial statements do not include adjustments or disclosures that may result from the Company’s inability to continue as a going concern.  If the going concern assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, and the reported losses and the balance sheet classifications used.

The continued existence beyond 2010 is dependent on the Company’s ability to increase revenue from existing products and services, and to expand the scope of its product offering which entails a combination of internally developed software and business ventures with third parties, and to raise additional financing.

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

CRITICAL ACCOUNTING POLICIES

We periodically review our financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment. As part of this process, we have reviewed our selection, application and communication of critical accounting policies and financial disclosures. We have determined that the critical accounting policies related to our core ongoing business activities are primarily those that relate to revenue recognition.  Other significant accounting policies are described in Note 3 to our audited annual consolidated financial statements for the year ended December 31, 2010.

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

Multiple Deliverable Revenue Arrangements
In December 2009, the CICA issued EIC 175, Multiple Deliverable Revenue Arrangements, replacing EIC 142, Revenue Arrangements with Multiple Deliverables. This abstract was amended to (1) exclude from the application of the updated guidance those arrangements that would be accounted for in accordance with ASC 985; (2) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (3) require in situations where a vendor does not have vendor-specific objective evidence (VSOE) or third-party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (4) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (5) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance.

The Company adopted EIC 175 prospectively effective January 1, 2010.

The Company is required to determine the appropriate accounting under EIC 175, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes.  In the past, for arrangements involving multiple elements, the Company allocated revenue to each component based on VSOE of the fair value of each element.  Effective January 1, 2010, the Company has allocated revenue using the relative selling price method of the separate units of accounting.  The multiple elements in an arrangement typically might include one or more of the following: software, application development, maintenance, hosting, and/or other professional service offerings as described in Note 3 of the Company's Annual Financial Statements for 2009.  The Company allocates the arrangement fee, in a multiple element transaction, to the separate elements based on their relative selling prices, as indicated by VSOE or third-party evidence of selling price, and if both are not available, estimated selling prices are used.  The allocated portion of the arrangement which is undelivered is then deferred.

The Company's revenue arrangements may contain multiple elements; however, the adoption of EIC 175 did not have a material impact on the Company's financial statements.

Hosting Fees
The Company earns revenue from the hosting of customer websites and applications.  Under existing hosting contracts, the Company charges customers a recurring periodic flat fee.  The fees are recognized as the hosting services are provided.

Application Development Fees
Typically, development of applications for the Company’s customers are provided based on a predetermined fixed hourly rate basis.  Revenue is recognized as time is incurred throughout the development process.

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

Software license agreements may be part of multiple element arrangements that include consulting and implementation services.  When these services are considered essential to the functionality of the license, the associated revenue is recognized on the basis of the percentage of completion method as specified by contract accounting principles.  When these services are not considered essential to the functionality of the license, the entire arrangement fee is allocated to each element in the arrangement based on the respective VSOE of the fair value of each element.  The amount allocated to license revenues is based on the price charged by the Company when the same element is sold in similar quantities to a customer of a similar size and nature.  If this amount is not determinable, the residual software license revenue is the amount of the total arrangement fee less the fair value of any undelivered elements.  VSOE used in determining fair value for installation, implementation and training is based on the standard daily rates for the type of service being provided multiplied by the estimated time to complete each task.  VSOE used in determining the fair value of maintenance and support is based on the annual renewal rates.  The revenue allocable to the software license is recognized when the revenue recognition criteria are met.  The revenue allocable to the consulting services is recognized as the services are performed.

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

UNADOPTED NEW ACCOUNTING PRONOUNCEMENTS

Business Combinations
In October of 2008, the CICA issued Handbook Section 1582, Business Combinations, concurrently with Handbook Section 1601, Consolidated Financial Statements, and Handbook Section 1602, Non-controlling

Interests.  Section 1582, which replaces CICA Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed.  Section 1601, which replaces CICA Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests.  Section 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination.  These new standards are effective for the Company’s interim and annual consolidated financial statements commencing on January 1, 2011 with earlier adoption permitted as of the beginning of a fiscal year.  The Company will consider the impact of the new standards on its consolidated financial statements if the Company has a business combination.

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

The Company has assembled an IFRS transition team and is committed to the development of its IFRS changeover plan.  The Company has completed the impact analysis, evaluation and design phase and is now in the implementation and review phase.  As part of Company’s IFRS implementation plan, the Company will continue to review the impact on its business activities, its disclosure and internal controls over financial reporting and its financial reporting systems.

B.  LIQUIDITY AND CAPITAL RESOURCES

The Company has been funded to date primarily through a series of private placements of equity and convertible debentures, option and warrant exercises, sales of equity to strategic partners and gains from investments.  Since inception, the Company has received aggregate net proceeds of $96.6 million from debt and equity financing and has realized net proceeds of $25.8 million from disposal of investments. The Company has not earned profits to date and, at December 31, 2010, has an accumulated deficit of $118.9 million.  The Company expects to incur losses into 2011 and there can be no assurance that it will ever achieve profitability.  Operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of the Company’s control.

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

Cash decreased by $136,000 to $90,000 as at December 31, 2010 from $226,000 as at December 31, 2009.

Current assets of $283,000 were exceeded by current liabilities (excluding deferred revenue) of $1,565,000 in the current fiscal year by $1,282,000.  Current assets of $514,000 were exceeded by current liabilities (excluding deferred revenue) of $648,000 by $134,000 in the prior year.  Deferred revenue has been excluded from current liabilities as it is expected to be settled by resources other than cash.

a) Operating
Cash outflows from operating activities declined to $1,577,000 in the current fiscal year compared to cash outflows from operating activities of $1,913,000 in the prior year.   The decline was due to with a decrease in non-cash working capital as per below.

Non-cash working capital resulted in inflows of $314,000 in fiscal 2010 as compared to outflows of $224,000 in fiscal 2009, an improvement of $538,000, as summarized in the following table:
	2010	2009	Change
	(in thousands on Canadian dollars)

Accounts receivable	$96	$52	$44
Deposits and prepaid expenses	(1)	(7)	6
Accounts payable	73	(239)	312
Accrued liabilities	144	(27)	171
Deferred revenue	2	(3)	5
	$314	$(224)	$538

b) Investing
Investing activities resulted in cash outflows of $6,000 during fiscal 2010, compared to $57,000 in 2009.  Cash outflows from investing activities were the result of the acquisition of new capital assets during year.

c) Financing
Financing activities generated net inflows of $1,447,000 in fiscal 2010, as compared to $1,736,000 in fiscal 2009.  Cash inflows during the year were generated from the issuance of equity units for $1,008,000, notes payable for 859,000 and the exercise of warrants and options generated proceeds of $170,000 and $4,000, respectively, partially offset by the repayment of notes payable of $465,000 and share issuance costs of $129,000.  Cash inflows during 2009 were generated from the issuance of equity units for $495,000 and the exercise of warrants and options for proceeds of $1,320,000 and $154,000, respectively, partially offset by the repayment of notes payable of $233,000.

d) Contractual Obligations
As at December 31, 2010, the Company's contractual obligations, including payments due by periods over the next five years, are as follows:
	Total	2011	2012	2013	2014	2015
	(in thousands of Canadian dollars)

Operating leases	$598	$156	$156	$156	$130	$-
License agreements	209	44	55	55	55	-
Notes payable	530	530	-	-	-	-
Secured subordinated notes -principal repayment(i)	960	600	-	360	-	-
Secured subordinated notes - interest payment (i)	136	91	36	9	-	-
	$2,433	$1,421	$247	$580	$185	$-
(i)  Assumes secured subordinated notes are held to maturity.

FUNDING

Overview

The Company has been funded to date primarily through a series of private placements of equity and convertible debentures, option and warrant exercises, sales of equity to strategic partners and gains from investments.

Funding – 2010

On December 22, 2010, the Company completed a transaction resulting in the issuance of 7,816,000 equity units, priced at $0.08 per unit, for net proceeds of $625,000. Each unit consists of one common share and one share-purchase warrant.  Each warrant may be converted into a common share at the exercise price of $0.12 at any time prior to December 22, 2012. Subsequent to the year ended December 31, 2010, the Company completed a transaction resulting in the issuance of 10,478,000 equity units, priced at $0.08 per unit for net proceeds of $729,00.

On August 9, 2010, the Company closed an equity transaction with GEM, securing gross proceeds of $383,000 and net cash proceeds of $300,000 after deducting legal fees and one half of the commitment fee of $90,000.  In connection with the transaction, the Company issued 2,191,000 common shares and 6,000,000 share-purchase warrants with an exercise price of $0.27 and an expiry date of August 9, 2013.

On June 16, 2010, the Company entered into an agreement with GEM Global Yield Fund Limited (“GEM”) for a $6,000,000 equity line of credit.  The Company will control the timing and maximum amount of any draw downs under this facility, and has the right, not the obligation, to draw down on available funds by requiring GEM to subscribe for the Company’s common shares at a 10 percent discount to the average closing price of the Company’s common shares over a 15 day trading period following the draw down notice date, provided that the Company’s share price during the notice period is greater than the floor price of $0.17 per share as defined in the agreement.  GEM will hold freely trading shares of the Company through a share lending facility provided by a current shareholder.  As part of the equity credit line transaction, the Company has agreed to issue 6,000,000 warrants to GEM. The warrants are exercisable for a period of three years from the closing notice date at an exercise price of $0.27 per share.  The warrants are not issuable until the first draw down of funds have occurred.

During the year ended December 31, 2010, Series I and L warrant holders exercised 1,083,000 warrants for total proceeds of $170,000.

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

C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

D.  TREND INFORMATION

FOREIGN EXCHANGE RISK

The Company’s revenue from software licensing and related services and e-commerce enabling agreements is transacted in Canadian and U.S dollar currencies.  As the majority of the Company’s revenues are realized in U.S. dollar and expenses are transacted in Canadian dollar, the appreciation of the U.S. dollar against the Canadian dollar may have a favorable impact on our results.  The Company does not use derivative instruments to manage exposure to foreign exchange fluctuations.  During the year ended December 31, 2010, the Company incurred foreign exchange losses in the amount of $25,000 (2009 - $4,000, 2008 - $16,000), which is recorded in general and administrative expenses.

INTEREST RATE RISK

The Company has limited exposure to fluctuations in interest rates.  The Company does not use derivative instruments to reduce its exposure to interest rate risk.

CREDIT RISK

Credit risk arises from the potential that a customer will fail to meet its contractual obligations under a software licensing and related services agreement or an e-commerce enabling agreement.

The Company invests its cash in investments that are of high credit quality.  Given these high credit ratings, the Company does not expect any investees to fail to meet their obligations.

In 2010, one customer accounted for 69 percent (2009 – two customers accounted for 62 percent and 19 percent, respectively, 2008 – two customers accounted for 61 percent and 13 percent, respectively) of total revenues.  At December 31, 2010, two customers accounted for 32 percent and 30 percent, respectively, (2009 – four customers accounted for 33 percent, 22 percent, 21 percent and 16 percent, respectively) of total accounts receivable.

VALUATION AND QUALIFYING ACCOUNTS
Description	Balance at beginning of Year	Additions		Deductions	Balance at end of Year
		Charged to costs and expenses	Charged to other Account
(in thousands)
Allowance for doubtful debts
Year 2008	-	$11	-	-	$11
Year 2009	$11	$58	-	$69	-
Year 2010	-	-	-	-	-

E.  OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet special purpose entities or other off-balance sheet arrangements.

F.  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As at December 31, 2010, the Company's contractual obligations, including payments due by periods over the next five years, are as follows:

	Total	2011	2012	2013	2014	2015
	(in thousands)

Operating leases	$598	$156	$156	$156	$130	$-
License agreements	209	44	55	55	55	-
Notes payable	530	530	-	-	-	-
Secured subordinated notes -principal repayment(i)	960	600	-	360	-	-
Secured subordinated notes - interest payment (i)	136	91	36	9	-	-
	$2,433	$1,421	$247	$580	$185	$-

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
________________________
(1)Member of the Management Resources and Compensation Committee
(2)Member of the Corporate Governance Committee
(3) Member of the Audit Committee
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

T. Christopher Bulger, Toronto, Ontario
Director since May 28, 1996
Non-executive Chairman of the Board of Directors, Chairman of the Management Resources and Compensation Committee and member of the Corporate Governance and Audit Committees

Mr. Bulger has been the non-executive Chairman of the Board since October 14, 2005 and a director of the Company since May 28, 1996. Mr. Bulger provides consulting to number of companies, including the role of Chief Financial Officer for Hy-Power Coatings Ltd., a company innovating insulation properties for paints and windows using nano technology to reduce energy consumption and Bio-Organic Catalyst of Canada Inc., a company offering science based organic solutions for waste management, using patented technology to remove toxins from wastewater and enhance energy production from waste. Mr. Bulger was Chairman and CEO of Megawheels Technologies Inc., (“Megawheels”) from Jan 01, 2001 to April 30, 2007, a software and solutions provider to the online classified advertising industry. From December 1999 to December 2001, Mr. Bulger was President and Chief Executive Officer of eLab Technology Ventures Inc. Mr. Bulger served as Executive Vice President of our Company from September 1998 to December 1999 and Chief Financial Officer of the Company from April 1996 to September 1998. Mr. Bulger is a CFA, holds an MBA from INSEAD, France and an HBA from The Richard Ivey School of Business, Canada.

Darroch (Rick) Robertson, St. Thomas, Ontario
Director since June 25, 2003
Chairman of the Audit Committee and member of the Management Resources and Compensation Committee

Mr. Robertson has been an Associate Professor of Business at the Richard Ivey School of Business, The University of Western Ontario, for the past twelve years.  He has served as both the Director of the MBA program and the Director of the undergraduate HBA program at the Ivey School.  Mr. Robertson was also a director and chair of the audit committee of Stackpole Limited, a TSX listed company.  Mr. Robertson has also served as an elected member of council for the Institute of Chartered Accountants of Ontario, where he was chair on the audit committee and by-laws committee. Mr. Robertson is a FCA and holds an MBA and PhD (Business) from the University of Western Ontario.

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

Director’s relationship to Megawheels Technologies Inc. subject to Cease Trade Order

Mr. Bulger, the non-executive Chairman and a director of the Company, was formerly the Chairman and a director of Megawheels, which was listed on the TSX Venture exchange under the symbol "MWT", and which was issued a cease trade order on January 9, 2007 by the Ontario Securities Commission under paragraph 2 and paragraph 2.1 of subsection 127(1) and subsection 127(5) because Megawheels failed to provide continuous disclosure material of audited annual financial statements for the year ended August 31, 2006. Megawheels has undergone an orderly wind-up of operations.

B. COMPENSATION

Summary Compensation Table

The following table provides a summary of compensation earned during the most recently completed fiscal year by the Company’s Named Executive Officers (“NEOs”). The Company’s NEOs, as at the end of 2010, were our Chief Executive Officer, Duncan Copeland, and our Chief Operating Officer, Jim Moskos.
					Awards			Payouts
	Annual Compensation						Restricted
					Options/		Shares or
				Other Annual	SARs		Restricted	LTIP	All Other
		Salary	Bonus	Compensation	Granted		Share Units	Payout	Compensation
Name And Principal Position	Year	($)	($)	($)(1)	(#	)	($)	($)	($)

Duncan Copeland (CEO)	2010	30,000	Nil	Nil	1,000,000		Nil	Nil	Nil
	2009	30,000	Nil	Nil	260,000		Nil	Nil	Nil
	2008	45,000	Nil	Nil	Nil		Nil	Nil	Nil

Jim Moskos (COO)	2010	200,000	Nil	12,000	1,350,000		Nil	Nil	Nil
	2009	200,000	Nil	12,000	430,000		Nil	Nil	Nil
	2008	200,000	Nil	12,000	Nil		Nil	Nil	Nil

(1)	The Company’s provision of automotive related expenses.

Our Company has a stock option plan (the “Plan”) which was originally adopted on May 15, 1996, and as amended most recently by shareholder approval on June 28, 2010, and currently provides that options may not be granted to purchase more than 16,550,000 common shares. The Plan provides for the issuance of stock options to directors, officers and full time employees of the Company and it subsidiaries or any other person engage to provide ongoing services to the Company, which may expire as much as 10 years from the date of grant, at prices not less than the fair market value of the common shares on the date of grant. The Management Resources and Compensation Committee of the Board of Directors, whom administer the Plan, reserves the right to attach vesting periods to stock options granted.  For options granted to senior management during the fiscal year ended December 31, 2010 see Summary Compensation Table above.
(25)

During 2010, we did not provide any pension, retirement or similar benefits to our directors and officers as a group.

Compensation of Directors

       For the 2010 financial year, directors received no cash payment as fees for meetings of the Board or Committees of the Board, which they attend, and no cash payments as fee for the signing of any resolution of directors or documents on behalf of the Company.  All directors are reimbursed for reasonable out-of-pocket travel and other expenses incurred by them in attending meetings of the Board or Committee meetings.

The Management Resources and Compensation Committee is responsible for recommendations to the Board regarding the granting of incentive stock options to directors to encourage their serving on the Board and Committees, to afford them the opportunity to be compensated properly, and to provide them with an equity stake in the Company.

The Following table provides a summary of the option grants to outside directors during the fiscal year ended December 31, 2010, which were not included in the summary compensation table above.

STOCK OPTION GRANTS TO OUTSIDE DIRECTORS DURING THE FISCAL YEAR ENDED DECEMBER 31, 2010
Name	# Options Granted	Price CDN$	Date of Grant	Expiry Date of Option
Christopher Bulger	1,350,000	$0.095 -$0.20	Mar 30 & Nov 16, 2010	Mar 29 & Nov.15, 2015
Darroch Robertson	500,000	$0.095 -$0.20	Mar 30 & Nov 16, 2010	Mar 29 & Nov.15, 2015

During the 2010 financial year, Mr. Bulger, Chairman of the Board, received $60,000 compensation for acting as Chair of the Board.

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

Christopher Bulger*‡	Mr. Bulger has been the non-executive Chairman of the Board since October 14, 2005 and a director of the Company since May 28, 1996. Mr. Bulger provides consulting to number of companies, including the role of Chief Financial Officer for Hy-Power Coatings Ltd., a company innovating insulation properties for paints and windows using nano technology to reduce energy consumption and Bio-Organic Catalyst of Canada Inc., a company offering science based organic solutions for waste management, using patented technology to remove toxins from wastewater and enhance energy production from waste. Mr. Bulger was Chairman and CEO of Megawheels Technologies Inc., (“Megawheels”) from Jan 01, 2001 to April 30, 2007, a software and solutions provider to the online classified advertising industry. From December 1999 to December 2001, Mr. Bulger was President and Chief Executive Officer of eLab Technology Ventures Inc. Mr. Bulger served as Executive Vice President of our Company from September 1998 to December 1999 and Chief Financial Officer of the Company from April 1996 to September 1998. Mr. Bulger is a CFA, holds an MBA from INSEAD, France and an HBA from The Richard Ivey School of Business, Canada.

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

5. Pre-Approval Policies

Pursuant to the Audit Committee Charter Adopted by the Board of Directors on June 28, 2010, the Audit Committee is responsible for the pre-approval of all non-audit services to be provided to the Company or its subsidiary entities by the independent auditor.

D. EMPLOYEES

As of February 28, 2011 we employed a total of 16 full-time employees as follows:
North America
Sales and Marketing	2
Technical Services	9
Finance Legal Affairs and Admin	3
Executive	2
TOTAL	16

There has been no change in the number of employees appointed in the last year.

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

E.    SHARE OWNERSHIP

The following table sets forth information concerning share and option ownership of each of our current directors and officers as of February 28, 2011:
Name	Number of Common Shares Owned (1)	Number of Common Underlying Options (2) Exercisable/ Unexercisable	Range of Exercise Prices of Options	Range of Expiration Dates of Options	Percentage of Common Shares Beneficially Owned (3)

Christopher Bulger	958,229	1,165,000/800,000	$0.095 - $0.20	08/04/11 - 11/15/15	*

Jim Moskos	389,937	1,480,000/800,000	$0.095 - $0.20	08/04/11 - 11/15/15	*

Darroch Robertson	5,000	623,333/291,667	$0.095 - $0.20	08/04/11 - 11/15/15	*

Duncan Copeland	569,550	1,046,669/508,331	$0.095 - $0.20	08/04/11 - 11/15/15	*

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

(3)      This information is based on 182,947,985 common shares outstanding as of February 28, 2011.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

Kris Sammy, a registered individual portfolio manager with Dundee Securities Corporation, beneficially owns and/or exercises control or direction over 19,613,059 common shares and warrants, representing a total of 10.72 percent of the outstanding common shares of Northcore Technologies Inc. assuming full exercise of his convertible securities.

This information is based on our records, information provided to us by directors and executive officers and a review of information, including press releases filed by our shareholders with the Ontario Securities Commission prior to February 28, 2011, and insider reports filed with the Ontario Securities Commission.  The Company’s major shareholders do not have any voting rights that differ from the rights of our other shareholders.

As at February 28, 2011 the shareholders of record held 182,947,985 common shares.

WE ARE NOT AWARE OF ANY OTHER CORPORATION, FOREIGN GOVERNMENT, OR OTHER PERSON OR ENTITY THAT DIRECTLY OR INDIRECTLY OWN OR CONTROLS OUR COMPANY, SEVERALLY OR JOINTLY. WE ARE NOT AWARE OF ANY ARRANGEMENTS, WHICH MAY AT A LATER DATE RESULT IN A CHANGE IN CONTROL OF OUR COMPANY.

B.RELATED PARTY TRANSACTIONS

During the year ended December 31, 2010, interest payments relating to the secured subordinated notes totaling $1,000 (2009 - $45,000) were made to related parties.

On July 9, 2010, Chris Bulger, Chairman of the Board exercised 133,000 Series I warrants at an exercise price of $0.20 per warrant, for total proceeds of $27,000.

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

SIGNIFICANT CHANGES

Except as otherwise disclosed in this report, there has been no significant change in our financial position since December 31, 2010.

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

THE TORONTO STOCK EXCHANGE- (TSX)

	High	Low
	(Cdn $)	(Cdn $)
ANNUAL MARKET PRICES

2006 Calendar Year	0.25	0.13
2007 Calendar Year	0.20	0.07
2008 Calendar Year	0.15	0.04
2009 Calendar Year	0.33	0.10
2010 Calendar Year	0.25	0.07

QUARTERLY MARKET PRICES

2009 CALENDAR YEAR
First Quarter	0.26	0.15
Second Quarter	0.23	0.10
Third Quarter	0.26	0.12
Fourth Quarter	0.33	0.17

2010 CALENDAR YEAR
First Quarter	0.25	0.20
Second Quarter	0.25	0.15
Third Quarter	0.22	0.15
Fourth Quarter	0.25	0.07

MONTHLY MARKET PRICES
September 2010	0.19	0.15
October 2010	0.16	0.13
November 2010	0.15	0.07
December 2010	0.13	0.08
January 2011	0.18	0.09
February 2011	0.35	0.16

OVER-THE-COUNTER BULLETIN BOARD –(OTCBB)

	High	Low
	(U.S. $)	(U.S. $)
ANNUAL MARKET PRICES

2006 Calendar Year	0.27	0.10
2007 Calendar Year	0.20	0.06
2008 Calendar Year	0.15	0.03
2009 Calendar Year	0.30	0.05
2010 Calendar Year	0.25	0.07

QUARTERLY MARKET PRICES

2009 CALENDAR YEAR
First Quarter	0.29	0.05
Second Quarter	0.23	0.07
Third Quarter	0.24	0.08
Fourth Quarter	0.30	0.14

2010 CALENDAR YEAR
First Quarter	0.25	0.11
Second Quarter	0.24	0.10
Third Quarter	0.21	0.13
Fourth Quarter	0.15	0.07

MONTHLY MARKET PRICES
September 2010	0.17	0.13
October 2010	0.15	0.13
November 2010	0.14	0.10
December 2010	0.12	0.07
January 2011	0.17	0.08
February 2011	0.34	0.16

ITEM 10 - ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

1.
EQUITY PRIVATE PLACEMENT: On December 22, 2010, the Company completed a transaction resulting in the issuance of 7,816,000 equity units, priced at $0.08 per unit, for net proceeds of $625,000.  Each unit consists of one common share and one common share purchase warrant.  Each full warrant may be converted into a common share at the exercise price of $0.12 at any time prior to December 22, 2012. Subsequent to the year ended December 31, 2010, the Company completed a transaction resulting in the issuance of 10,478,000 equity units, priced at $0.08 per unit for net proceeds of $729,00.

2.
OPERATING LOAN: On October 28, 2010, the Company received an operating loan from a private institution in the amount of $500,000.  The loan bears interest at 18.75 percent, matures in six months from the closing date and is secured by a general security agreement and common shares pledged by certain shareholders of the Company.  The balance outstanding as at December 31, 2010 is $500,000.

3.
EQUITY LINE OF CREDIT: On June 16, 2010, the Company entered into an agreement with GEM Global Yield Fund Limited (“GEM”) for a $6,000,000 equity line of credit.  The Company will control the timing and maximum amount of any draw downs under this facility, and has the right, not the obligation, to draw down on available funds by requiring GEM to subscribe for the Company’s common shares at a 10 percent discount to the average closing price of the Company’s common shares over a 15 day trading period following the draw down notice date, provided that the Company’s share price during the notice period is greater than the floor price of $0.17 per share as defined in the agreement.  GEM will hold freely trading shares of the Company through a share lending facility provided by a current shareholder.  As part of the equity credit line transaction, the Company has agreed to issue 6,000,000 warrants to GEM. The warrants are exercisable for a period of three years from the closing notice date at an exercise price of $0.27 per share.  The warrants are not issuable until the first draw down of funds have occurred.

On August 9, 2010, the Company closed an equity transaction with GEM, securing gross proceeds of $383,000 and net cash proceeds of $300,000 after deducting legal fees and one half of the commitment fee of $90,000.  In connection with the transaction, the Company issued 2,191,000 common shares and 6,000,000 share-purchase warrants with an exercise price of $0.27 and an expiry date of August 9, 2013.

4.
INTELLECTUAL PROPERTY: During the year ended December 31, 2009, the Company entered into a technology licensing agreement with a Fortune 500 company that provides Northcore with access to a portfolio of intellectually property patents over a six-year period for a minimum fee of US $260,000 over the term of the agreement.

5.
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

6.
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

8.
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

While it is not anticipated that our Company will pay dividends in the foreseeable future, the gross amount of any distribution from our Company received by a U.S. Holder which is treated as a dividend for United States federal income tax purposes (before reduction for any Canadian tax withheld at source) will be included in such U.S. Holder's gross income as ordinary income and generally will not qualify for the dividends received deduction applicable in certain cases to United States corporations. If you are an individual, dividends that we pay you through 2011 will be subject to tax at long-term capital gain rates, provided certain holding period and other requirements are satisfied and provided that in the year such dividends are paid, or any preceding taxable year, we are not a  controlled foreign corporation or a passive foreign investment company (as discussed below).

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

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15 – CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

The Company has evaluated, under the supervision and with the participation of the management, including our Chief Executive Officer and our Chief Operating Officer, our disclosure controls and procedures as of December 31, 2010 pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended. Based on this evaluation, these Officers have concluded that Company’s disclosure controls and procedures as of such date were effective to provide reasonable assurance that information required to be disclosed by the Company in this report we file or submit under the Securities Exchange Act of 1934, as amended, (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Operating Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting.

The term “internal control over financial reporting” is defined as a process designed by, or under the supervision of, the Chief Executive Officer and Chief Operating Officer, or persons performing similar functions, and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

Management assessed the design and operating effectiveness of the Company’s internal control over financial reporting as of December 31, 2010.  In making this assessment, management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this assessment, management believes that, as of December 31, 2010, the Company’s internal control over financial reporting was effective.

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

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no changes in the Company's internal controls over financial reporting during the year ended December 31, 2010, that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

ITEM 16 – [RESERVED]

ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that it has at least one audit committee financial expert serving on its audit committee.  The Board of Directors has determined that Darroch Robertson and Christopher Bulger are audit committee financial expert.

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

FEES OF AUDITORS

The aggregate audit fees billed by Collins Barrow Toronto LLP & KPMG LLP, for the years ended December 31, 2010, and 2009, are set out in the table below:

Year	Audit Fees(1)	Tax Fees(2)
2010	$114,000	$3,000
2009	$173,000	$3,000

(1)
Audit fees represent costs associated with the audit of the Company’s annual consolidated financial statements including review of securities filings and review of the Company’s interim consolidated financial statements. The 2010 audit fees included $57,000 paid to KPMG and $57,000 paid to Collins Barrow. Fees for 2009 was paid to KPMG only. There were no other audit related fee or other fee paid to the auditors.

(2)	Tax fees, paid to KPMG, represent costs associated with the preparation of the Company’s annual tax filings, tax planning and advice.

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

4.11	Form of Supply Services and Licensing Agreement, dated August 23, 2002, among The Brick Warehouse Corporation, ADB Systems International Inc., and ADB Systems International Ltd.(6)

4.12	Form of General Security Agreement, dated as of April 30, 2002, between ADB Systems International Inc. and each of Stonestreet Limited Partnership and Greenwich Growth Fund Ltd.(6)

4.13	Form of Subscription Agreement, dated August 30, 2002, between ADB Systems International Inc. and Stonestreet Limited Partnership.(6)

4.14	Form of Subscription Agreement, dated August 30, 2002, between ADB Systems International Inc. and Greenwich Growth Fund Ltd.(6)

4.15	Co-operation Agreement made as of August 23, 2002 between ADB Systems International Inc., ADB Systems International Ltd. and The Brick Warehouse Corporation.(6)

4.16	Agency Agreement dated June 15, 2004 between ADB Systems International Ltd. and First Associates Investments Inc.(7)

4.17	General Security Agreement dated as of May 19, 2004 between ADB Systems International Ltd. and Stonestreet Limited Partnership.(7)

4.18	Form of Subscription Agreement between ADB Systems International Ltd. and First Associates Investments Inc.(7)

4.19	Subscription Agreement dated May 19, 2004 between ADB Systems International Ltd. and Stonestreet Limited Partnership.(7)

4.20	Form of Subscription Agreement for Equity Private Placements(8)

4.21	Form of Subscription Agreement for Series I Convertible Secured Debenture. (11)

4.22	Form of Series I Convertible Secured Debenture.(11)

4.23	Form of Subscription Agreement for Series J Convertible Secured Debenture. (11)

4.24	Form of Series J Convertible Secured Debenture. (11)

4.25	Share Purchase Agreement between ADB Systems International Ltd. and ADB Systemer Holding as, dated May 18, 2006. (9)

4.26	The Audit Committee’s Charter*

4.27	Form of Subscription Agreement for June 15, 2007 Equity Private Placement

4.28	Form of Subscription Agreement for Series K Convertible Secured Debenture

4.29	Form of Series K Convertible Secured Debenture

4.30	Form of Subscription Agreement for Series L Convertible Secured Debenture

4.31	Form of Subscription Agreement for Series M Convertible Secured Debenture

4.32	Form of Subscription Agreement for Series N Convertible Secured Debenture

8.1	List of Subsidiaries*

11.1	Code of Business Conduct and Ethics of Northcore Technologies Inc.(10)

12.1	CEO Certification.*

12.2	Chief Operating Officer.*

13.1	Certification pursuant to 18 U.S.C. Section 1350.*

13.2	Certification pursuant to 18 U.S.C. Section 1350.*

14.1	Report of Independent Registered Public Accounting Firm*

14.2	Schedule of Valuation and Qualifying Accounts*

15.1	Consolidated Financial Statements for the year ended Dec. 31, 2010*

15.2	Form of Subscription Agreement of the Equity Private Placement Closed on Dec.22, 2010*

___________________________________________________________________________

*	Filed herewith

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

NORTHCORE TECHNOLOGIES INC.

By -sd/-
Name: Duncan Copeland
Title: Chief Executive Officer

Dated: March 31, 2011	By -sd/-
Name: Jim Mosko
Title: Chief Operating Officer