Form 20-F
period 2011-12-30
NORTHCORE TECHNOLOGIES INC.
filed 2012-04-03
CIK 1079171

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 20-F
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011 OR
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
226,597,702 Common Shares as of December 31, 2011
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
Large Accelerated filer  [   ]          Accelerated filer [    ]          Non-accelerated filer [  X  ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP      [    ]        International Financial Reporting Standards as issued                                         Other   [  ]
                                          by the International Accounting Standards Board       [  X  ]

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ______ Item 18
If this an annual report, indicate by check mark whether the registrant is a shell company (as determined in Rule 12b-2 of the Exchange Act). Yes ______ No __X__

NORTHCORE TECHNOLOGIES INC.

Annual Report on Form 20-F for the Fiscal Year
Ended December 31, 2011

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

TABLE OF CONTENTS

ITEM 1	- IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	7
ITEM 2	- OFFER STATISTICS AND EXPECTED TIMETABLE	7
ITEM 3	- KEY INFORMATION	7
A.	Selected Financial Data	7
B.	Capitalization and Indebtedness	9
C.	Reasons For The Offer And Use Of Proceeds	9
D.	Risk Factors	9
ITEM 4	- INFORMATION ON THE COMPANY	16
A.	History and Development of the Company	17
B.	Business Overview	20
C.	Organizational Structure	30
D.	Property, Plant and Equipment	30
ITEM 4A - UNRESOLVED STAFF COMMENTS		30
ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS -
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS		30
A.	Operating Results	32
B.	Liquidity and Capital Resources	36
C.	Research and Development, Patents, and Licenses, Etc	38
D.	Trend Information	38
E.	Off-Balance Sheet Arrangements	38
F.	Tabular Disclosure of Contractual Obligations	39
ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		40
A.	Directors And Senior Management	40
B.	Compensation	43
C.	Board Practices	44
C.1. Audit Committee Information
D.	Employees	46
E.	Share Ownership	47
ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		48
A.	Major Shareholders	48
B.	Related Party Transactions	48
ITEM 8 - FINANCIAL INFORMATION		48
ITEM 9 - THE OFFER AND LISTING		48
ITEM 10 - ADDITIONAL INFORMATION		51

A.	Share Capital	51
B.	Memorandum and Articles of Association	51
C.	Material Contracts	54
D.	Exchange Controls	55
E.	Taxation	55
F.	Dividends and Paying Agents	60
G.	Statements by Experts	60
H.	Documents on Display	61
I.	Subsidiary Information	61
ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK		61
ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		61
PART II		61
ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES		61
ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
	AND USE OF PROCEEDS	61
ITEM 15 – CONTROLS AND PROCEDURES		61
ITEM 16 [RESERVED]		63
ITEM 16		63
A.	Audit Committee Financial Expert	63
B.	Code of Ethics	63
C.	Principal Accountant Fees and Services	63
D.	Exemptions from the Listing Standards For Audit Committees	63
E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	63
PART III		63
ITEM 17- FINANCIAL STATEMENTS		64
ITEM 18 - FINANCIAL STATEMENTS		64
ITEM 19 – EXHIBITS		64

Unless otherwise indicated, all references in this Annual Report to “dollars” or “$” are references to Canadian dollars. Our financial statements are expressed in Canadian dollars. Except as otherwise noted, certain financial information presented in this Annual Report has been translated from Canadian dollars to U.S. dollars at an exchange rate of Cdn$0.9835 to US$1.00 (or US$1.0168 to Cdn$1.00), the noon buying rate in New York City on December 31, 2011 for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.  These translations are not intended to suggest that Canadian dollars have been or could be converted into U.S. dollars at that or any other rate.

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

 ITEM 3 - KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The selected financial data set forth below should be read in conjunction with, and is qualified by reference to, our consolidated financial statements and the related notes, and the section "Operating and Financial Review and Prospects" included elsewhere in this Annual Report.  The consolidated statement of operations data for the years ended December 31, 2011 and 2010 and consolidated statements of financial position data as of December 31, 2011 and 2010, as set forth below, are derived from our audited consolidated financial statements and the related notes included elsewhere in this Annual Report in accordance with International Financial Reporting Standards. The consolidated statement of operations and comprehensive loss data for the years ended December 31, 2009, 2008 and 2007 and the consolidated statements of financial positions data as at December 31, 2009, 2008, and 2007 have been derived from our audited consolidated financial statements for those years in accordance with Canadian generally accepted accounting principles and reconciled to accounting principles generally accepted in the United States of America, which are not included in this Annual Report but have previously been filed with the Commission.

Basis of Presentation

The accompanying consolidated financial statements represent the first annual financial statements of the Company and its subsidiary prepared in accordance with International Financial Reporting Standards (IFRS).  The Company adopted IFRS in accordance with IFRS 1, First-time Adoption of International Reporting Standards.  The first date at which IFRS was applied was January 1, 2010.  In accordance with IFRS, the Company has:

•	Provided comparative financial information;
•	Applied the same accounting policies throughout all periods presented;
•	Retrospectively applied all effective IFRS standards as of December 31, 2011, as required; and
•	Applied certain mandatory exceptions and optional exemptions as applicable for first time IFRS adopters.

The Company’s consolidated financial statements were previously prepared in accordance with Canadian generally accepted accounting principles (“previous GAAP”).  The adoption of IFRS has not had a material impact on the Company’s operations, strategic decisions, cash flow and capital expenditures.

Historical results are not necessarily indicative of results to be expected for any future period.

	Year Ended December 31,
	2011 (Cdn$)	2010 (Cdn$)	2009 (Cdn$)	2008 (Cdn$)	2007 (Cdn$)
	(IFRS)		(CANADIAN GAAP)
		(in thousands except for per share data)
Consolidated Statement of Operations and Comprehensive Loss Data
Revenues	785	582	759	741	1,166
Income from GE Asset Manager, LLC	69	43	-	-	-
Operating expenses:
General and administrative	1,670	1,440	1,269	1,485	1,703
Customer service and technology	726	734	738	689	762
Sales and marketing	260	188	181	117	276
Stock-based compensation	1,873	517	183	43	94
Depreciation	32	22	29	33	39
Finance costs	227	269	768	729	604
Other expenses (net)	-	487	-	-	-
Total expenses	4,788	3,657	3,168	3,096	3,478
Loss from operations	(3,934)	(3,032)	(2,409)	(2,355)	(2,312)
Loss per share (1)	(0.020)	(0.019)	(0.017)	(0.022)	(0.025)

Weighted average number of common shares	196,180	162,899	140,434	108,861	93,094

	As at December 31,
	2011 (Cdn$)	2010 (Cdn$)	2009 (Cdn$)	2008 (Cdn$)	2007 (Cdn$)
	(IFRS)		(CANADIAN GAAP)
	(in thousands)
Consolidated Statement of Financial Position Data (2)
Total assets	2,909	284	1,105	812	687
Total liabilities	415	1,857	1,121	3,215	2,287
Shareholders’ equity (deficiency)	2,494	(1,573)	(16)	(2,403)	(1,600)
Total liabilities and shareholders’ equity	2,909	284	1,105	812	687

(1)           For each fiscal year, the Company excluded the effect of all convertible debt, stock options and share-purchase warrants in the calculation of diluted loss per share, as their impact would have been anti-dilutive.

(2)           The Company has not paid dividend since its formation.

EXCHANGE RATES

The following tables set forth, for the periods indicated, certain exchange rates based on the noon buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York.  Such rates are the number of U.S. dollars per one Canadian dollar and are the inverse of the rates quoted by the Federal Reserve Board of New York for Canadian Dollars per U.S. $1.00.  On February 29, 2012, the exchange rate was CAD$1.00 = US$0.9956.

	Year Ended December 31,
Rate	2011	2010	2009	2008	2007

Average during year (1)	1.0151	0.9663	0.8799	0.9297	0.9419
(1) The average rate is the average of the exchange rates on the last day of each month during the year.

Month	High during month	Low during month

September 2011	1.0191	0.9626
October 2011	1.0058	0.9430
November 2011	1.0068	0.9536
December 2011	0.9895	0.9613
January 2012	1.0014	0.9882
February 2012	1.0059	0.9950

B.CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.REASONS FOR THE OFFER AND USE OF PROCEEDS.

Not applicable.

D.RISK FACTORS

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

We have not yet realized profitable operations and have relied on non-operational sources of financing to fund our operations.  Since we began our operations, we have been funded primarily through the sale of securities to investors in a series of private placements, convertible debt instruments, sales of equity to, and investments from, strategic partners, gains from investments, option exercises, a rights offering and, to a limited extent, through cash flow from operations.  While our Company’s financial statements for the year-ended December 31, 2011, have been prepared on the basis of accounting principles applicable to a going concern, certain adverse conditions and events cast substantial doubt upon the validity of this assumption. Our ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2011.  We cannot provide assurance that we will be able to execute on our business plan or assure that efforts to raise additional financings would be successful.

Management believes that continued existence beyond 2011 is dependent on its ability to increase revenue from existing products, and to expand the scope of its product offering which entails a combination of internally developed software and partnerships with third parties. Management further believes that ability to raise additional financing during 2011 is also critical for continued existence of the Company. As of December 31, 2011, we had cash on hand of approximately $1,760,000.

We do not have any committed sources of additional financing at this time and we are uncertain whether additional funding will be available when we need it on terms that will be acceptable to us. If we are not able to obtain financing when we need it, we would be unable to carry out our business plan and would have to significantly curtail or cease our operations. We have included in Note 2 to our financial statements for the year ended December 31, 2011, a discussion about our ability to continue as a going concern. Potential sources of financing include strategic relationships, public or private sales of our shares, debt, convertible securities or other arrangements. If we raise funds by selling additional shares, including common shares or other securities convertible into common shares, the ownership interests of our existing shareholders will be diluted.  If we raise funds by selling preferred shares, such shares may carry more voting rights, higher dividend payments or more favorable rights upon distribution than those for the common shares.  If we incur debt, the holders of such debt may be granted security interests in our assets.  Because of our potential long-term capital requirements, we may seek to access the public or private equity or debt markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time. If we fail to obtain financing when we need it, it would have a material adverse effect on our business, financial condition, cash flows and results of operations.

WE ARE NOT PROFITABLE AND WE MAY NEVER BECOME PROFITABLE

We have accumulated losses of approximately $122.977 million as of December 31, 2011.  For the year ended December 31, 2011 our loss was $3.934 million. We have never been profitable and expect to continue to incur losses for the foreseeable future. We cannot assure you that we will earn profits or generate positive cash flows from operations in the future.

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

In 2011, two customers accounted for 50 percent and 31 percent, respectively (2010- one customer accounted for 75 percent of total revenues. If our relationships with any of these customers is severed or meaningfully altered, we would experience a significant decline in our performance, particularly through reduced revenues, which would have a material adverse effect on our business, financial condition, cash flows and results of operations.

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

ITEM 4                      - INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Northcore Technologies Inc. (“Northcore, or the “Company”) was formed pursuant to the Business Corporations Act (Ontario). The business began as Internet Liquidators Inc. (“IL Inc.”), a business corporation formed under the laws of Ontario, Canada, in September 1995 and after a series of corporate reorganizations, as described below, developed into the present Company.

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

MAJOR DEVELOPMENTS

Significant product and business developments over the last three fiscal years have been as follows:

FISCAL 2011

Northcore completed a number of customer and operational activities throughout the course of 2011. These activities were designed to accelerate revenue opportunities, solidify our financial position, and strengthen our abilities to work with our customers and partners.

OPERATIONAL ACTIVITIES
•	Recruited a new CEO, Chairman and two Board of Directors members to assist with corporate realignment and growth initiatives;
•	Completed the acquisition of the Discount This asset base, inclusive of unique Intellectual Property, to serve as the basis for a coordinated IP strategy;
•	Opened a U.S. based office in Naples, Florida to facilitate greater access to American market opportunities;
•	Completed major upgrades to production information technology infrastructure, including Server Architecture, Database Management Systems and Operating Environments;
•
Launched a strategic initiative with Pellegrino and Associates to position Northcore to take advantage of high growth domains with its proprietary Working Capital Engine and Dutch Auction IP portfolio;

•	Closed an equity private placement, generating net proceeds of $713,000 through the issuance of common shares and warrants;
•	Secured $3,574,000 in proceeds through the exercise of warrants and options by current holders; and
•	Continued to strengthen our balance sheet through the conversion of all remaining secured subordinated notes into equity and repayment of notes payable.
CUSTOMER ACTIVITIES
During 2011, Northcore focused on expanding the breadth of existing customer relationships and extending the product line in order to open up new opportunities.  Results of this strategy include:

•
Successful deployment of Northcore’s e-tendering technology for the Irish Government Health Services Executive’s initial online acquisition pilot, resulting in a 30 percent savings on a €30 million acquisition;

•	Launch of the Home Hardware Dealer-Owners Connect website at the bi-annual Home Hardware market showcase;
•	Formation of a Social Commerce Group to focus on helping corporations leverage social media to accelerate buying and selling;
•	Contractual renewal of multiple long-term enterprise clients;
•	Execution of new contractual agreements with customers in multiple industry segments;
•	Implementation of an “Intelligent Agent” data extraction initiative for a major strategic partner; and
•	Awarded of Vendor of Record status by Ontario Government.

JOINT VENTURE WITH GE COMMERCIAL FINANCE
Throughout 2011, Northcore continued to strengthen the relationship with GE Capital and engage on a number of initiatives through its joint venture entity, GE Asset Manager, LLC.

The technology underpinnings of the associated products of Asset Seller and Asset Tracker have evolved and seen considerable success in implementations for such important customers such as the NACCO Material Handling Group and the Bobcat Company.  The year also saw accelerated forays into the mobile device space with delivery of Asset Management "Apps". During this period cornerstone client remarketing portals such as GEasset.com, nfsassetseller.com and ToroUsed.com have also continued to gain in terms of customer base and item sell-through.

Both founding partners believe that the opportunities for the venture are significant and look forward to bringing compelling offerings to a growing client base in 2012.

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

•
Closed the first tranche of equity private placement on December 22, 2010, securing net proceeds of $625,000 through the issuance of common shares and warrants. The second tranche closed for net proceeds of $713,000 on February 14, 2011 as a subsequent event to the year; and

•
Continued to strengthen our balance sheet through the conversion of $145,000 secured subordinated notes into equity combined with $143,000 of new equity through the exercise of the associated warrants.

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

COMPANY’S JOINT VENTURE WITH GE COMMERCIAL FINANCE

On December 31, 2003 the Company, through its wholly owned subsidiary, entered into an Amended and Restated Operating Agreement (the “Operating Agreement”) with General Electric Capital Corporation through its business division GE Commercial Finance. This agreement was entered into in connection with the establishment of GE Asset Manager, LLC, a joint business venture in which both GE Commercial Finance and Northcore hold a 50 percent interest. The joint venture carries on business under the name GE Commercial Finance Asset Manager (“GE Asset Manager”, “GEAM”), is an integrated, web-based business enabling mid- and large-size organizations to reduce operating costs by simplifying and consolidating their asset management programs. GEAM features all-in-one capabilities designed for sourcing of new equipment, tracking and reallocation of existing assets, automated appraisal management and disposition of surplus equipment.

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

For a description of principal capital expenditures and divestitures, see ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS  As of February 29, 2012 we do not have any significant current capital divestitures or any current capital expenditures.

B. BUSINESS OVERVIEW

Northcore Technologies Inc. (“Northcore” or the “Company”) provides enterprise level software products and services that enable its customer to purchase, manage and dispose of capital equipment.  Utilizing award-winning, multi-patented technology, as well as powerful, holistic Social Commerce tools, Northcore’s solutions support customers throughout the entire asset lifecycle.  Our integrated software solutions and support services are designed for organizations in the financial services, manufacturing, oil and gas, mining, and government sectors to:

•	Streamline the sourcing and procurement of critical assets, while reducing purchasing costs;
•	Track the location of assets to support improved asset utilization and redeployment of idle equipment;
•	Manage the appraisal of used equipment more effectively, resulting in a better understanding of fair market values; and
•	Accelerate the sale of surplus assets while generating higher yields.

Northcore owns 50 percent of GE Asset Manager, LLC (also referred to as “GE Asset Manager”), a joint business venture with GE Capital Corporation, through its business division GE Commercial Finance, Capital Solutions.  Together, the companies work with leading organizations around the world to help them liberate more capital value from their assets.

Northcore’s shares trade on both the Toronto Stock Exchange (TSX: NTI) and the OTC Bulletin Board (OTCBB: NTLNF).

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

We believe however, that the current economic turmoil bodes well for Northcore. In times where access to new capital is reduced, or rendered more difficult, companies are motivated to “stretch” existing capital investments by redeploying idle and surplus assets back into productive use. In addition, assets that are ultimately unneeded represent a “harvest” opportunity, if they can be liquidated efficiently. The product suite offered by Northcore and by extension our joint venture, GE Asset Manager, LLC, provides an efficient, cost effective solution to help organizations achieve these goals.

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

MOTOROLA

A global communication leader, powered by, and driving, seamless mobility. Motorola is revolutionizing broadband, embedded systems and wireless networks - bringing cutting-edge technologies into your everyday life, with style.

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

EXPAND JOINT VENTURE WITH GE AND INCREASE OUR CUSTOMER BASE

Since the launch of GE Asset Manager, we have focused our efforts on increasing the number of joint venture customers and enhancing our portfolio of asset management technology. This focus will be a cornerstone of our efforts in 2012.

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

Our software development and technology expenditures were approximately $726,000, and $734,000, for the year ended December 31, 2011 and 2010, respectively, including salaries and related expenses of our personnel engaged in research and development.

Our software development and technology activities in 2011 included the ongoing development of new applications framework implemented in Microsoft.Net. The new framework will be used as the foundation of all future Web based products. There was also a substantial amount of time devoted to the extension of our integration tool set, which allows us to connect our core product suite to pre-existing customer owned third party applications.

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

AS OF FEBRUARY 29, 2012

D. PROPERTY, PLANT AND EQUIPMENT

The table below lists the location of our facilities, which is held by us pursuant to a lease agreement, and summarizes certain information about the location.

Location	Use	Square Feet (Approximate)	Term of Lease
302 The East Mall, Suite 300 Toronto, Ontario	Executive, Administrative, Software development, Sales and Marketing	5,435	Expires Oct. 2014

 We believe that we have adequate space for our current needs.  As we expand, we expect that suitable additional space will be available on commercially reasonable terms.  We do not own any real estate nor do we currently own or lease warehouse space.

ITEM 4A - UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5- OPERATING AND FINANCIAL REVIEW AND PROSPECTS MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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

SELECTED ANNUAL INFORMATION
Year ended December 31,	2011	2010
	(IFRS)
Revenues	785	582
Income from GE Asset Manager, LLC	69	43
Operating expenses:
General and administrative	1,670	1,440
Customer service and technology	726	734
Sales and marketing	260	188
Stock-based compensation	1,873	517
Depreciation	32	22
Total operating expenses	4,561	2,901
Loss from operations	(3,707)	(2,276)
Finance cost:
Cash interest expense	103	154
Accretion of secured subordinated notes	124	115
Total finance costs	227	269
Other expenses
Gain on settlement of debt	-	(57)
Provision for impaired investment	-	544
Total other expenses	-	487
LOSS AND COMPREHENSIVE LOSS FOR THE YEAR	$ (3,934)	$ (3,032)
LOSS PER SHARE, BASIC AND DILUTED	$ (0.020)	$ (0.019)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED (000’s)	196,180	162,899

RECONCILIATION OF LOSS TO OPERATIONAL EBITDA(1)

Year ended December 31,	2011	2010
	(in thousands of Canadian dollars)
Loss for the year, as per above	$ (3,934)	$ (3,032)
Reconciling items:
Stock-based compensation	1,873	517
Depreciation	32	22
Finance costs:
Cash interest expense	103	154
Accretion of secured subordinated notes	124	115
Other Items:
Professional fees (2)	235	-
Gain on settlement of debt	-	(57)
Provision for impaired investment	-	544
OPERATIONAL EBITDA	$ (1,567)	$ (1,737)

(1)
Operational EBITDA is defined as the loss before interest, taxes, depreciation, stock-based compensation and other non-recurring expenses.  The Company considers Operational EBITDA to be a meaningful performance measure as it provides an approximation of operating cash flows.  Operational EBITDA should not be considered as a substitute or alternative for operating loss or loss for the year, in each case determined in accordance with IFRS.

(2)
Non-recurring professional fees relates to consulting fees paid in connection with the recruitment of new senior management and Board members, as well as engaging an Intellectual Property firm to help examine the applicability of the Company’s core technology.

A. OPERATING RESULTS

FINANCIAL PERFORMANCE

Comparison of Years Ended December 31, 2011 and December 31, 2010

Overview:  The Operational EBITDA loss was $1,567,000 for 2011 as compared to $1,737,000 for 2010, an improvement in the Operational EBITDA loss of $170,000 or 10 percent.   The improvement in the Operational EBITDA loss was primarily due an increase in revenues, partially offset by an increase in sales and marketing expenses.

Our loss for the year ended December 31, 2011 was $3,934,000, an increase of $902,000 or 30 percent from the loss of $3,032,000 reported for the year ended December 31, 2010.   The increase in loss was attributable to the increase in operating expenses, partially offset by the increase in revenues and the decrease in interest expense.   The increase in operating expenses was largely due to stock-based compensation, which increased by $1,356,000 as compared to the prior year.

Revenues:  Revenues are comprised of services (application development activities, software implementation and license fees, training and consulting, product maintenance and customer support) and application hosting fees.

Revenues increased by $203,000 or 35 percent to $785,000 for the year ended December 31, 2011, as compared to $582,000 for the same period of 2010.  The growth in revenues was attributed to the higher social commerce services revenues in connection with group purchase platform and applications implementation for our strategic partners.

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

General and administrative expenses increased by $230,000 or 16 percent, to $1,670,000 for the year ended December 31, 2011, as compared to $1,440,000 for the year ended December 31, 2010.  The increase was attributed to higher non-cash, non-recurring professional fees in connection with the recruitment of new senior management and Board members, as well as engaging an intellectual property firm to help examine the applicability of the Company’s core technology and intellectual property portfolio in selected business domains.  The increase was partially offset by savings in the areas of investor relations and financing fees.

Customer Service and Technology:  Customer service and technology expenses consist of costs associated with acquired and internally developed software, and research and development expenses, including fees to independent contractors and salaries and related expenses of personnel engaged in these activities.

Customer service and technology expenses the year ended December 31, 2011 amounted to $726,000, relatively consistent with $734,000 for the year ended December 31, 2010.

Sales and Marketing:  Sales and marketing costs include all salaries and related expenses of sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs.

Sales and marketing costs increased by $72,000 or 38 percent, to $260,000 for the year ended December 31, 2011, as compared to $188,000 for the year ended December 31, 2010.  The increase was due to the Company engaging a sales executive in Europe during the fourth quarter of 2010 to explore new business opportunities in this region.

Stock-based Compensation:  For the year ended December 31, 2011, employee stock option expense amounted to $1,873,000, as compared to $517,000 for the year ended December 31, 2010, an increase $1,356,000.  The increase was attributed to the vesting of stock options, which were higher in 2011 due to the higher number of stock options granted to new senior management and Board members during the second quarter of 2011.

Depreciation:  Depreciation expense was $32,000 for the year ended December 31, 2011, compared to $22,000 for 2010, an increase of $10,000 or 45 percent.  The increase in depreciation was due to capital asset acquisitions totaling $92,000 during the current year.

Interest Expense:  Interest expense reflects interest incurred from debt instruments and loans.  Interest expense for the year ended December 31, 2011 was $227,000 compared to $269,000 for December 31, 2010, representing a decrease of $42,000 or 16 percent.  During 2011, cash interest expense of $103,000 and non-cash interest expense of $124,000 was incurred related to the secured subordinated notes and notes payable.  Comparatively, cash interest expense of $154,000 and non-cash interest expense of $115,000 was recorded in 2009.  The reduction in interest expense was due to the full conversions of Series L and N subordinated notes, as well as full repayment of notes payable during the current year.

GOING CONCERN

The Company has incurred negative annual cash flows from operations since inception and expects to continue to expend substantial funds to continue to develop technology, build an infrastructure to support business development efforts and expand other areas of business including the acquisition of, or strategic investments in, complementary products, businesses or technologies.  The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2011.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings will be successful.

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern.  If the going concern assumption was not appropriate, adjustments would be necessary in the carrying value of assets and liabilities, and the reported losses and the balance sheet classification used.

The continued existence beyond 2011 is dependent on the Company’s ability to increase revenue from existing products and services, and to expand the scope of its product offering which entails a combination of internally developed software and business ventures with third parties, and to raise additional financing.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting years.  These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future.  These estimates have been applied in a manner consistent with that in the prior periods and there are no known trends, commitments, events or uncertainties that we believe will materially affect the assumptions utilized in these consolidated financial statements.  Significant estimates made by the Company include the determination of the recoverable amount of intangible assets, the useful lives of property and equipment and other assets for depreciation purposes, amounts recorded as accrued liabilities, valuation of stock-based payments, the fair value assigned to the debt and equity components of the secured subordinated notes and the expected requirements for non-operational funding.  Actual results could differ from these estimates.

The Company determines the fair value stock-base compensation using the Cox-Rubinstein binomial valuation model, which requires management to make assumptions regarding the volatility rate, risk free interest rate, average share price, expect term and dividend yield.

CRITICAL ACCOUNTING POLICIES

We periodically review our financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment. As part of this process, we have reviewed our selection, application and communication of critical accounting policies and financial disclosures. We have determined that the critical accounting policies related to our core ongoing business activities are primarily those that relate to revenue recognition.  Other significant accounting policies are described in Note 3 to our audited annual consolidated financial statements for the year ended December 31, 2011.

REVENUE RECOGNITION

The Company’s revenues are derived from services (application development activities, software implementation and license fees, training and consulting, product maintenance and customer support), and application hosting fees.  Fees for services are billed separately from licenses of the Company’s products.

Revenue from the rendering of services is recognized when the following criteria are met:
•	The amount of revenue can be measured reliably;
•	The stage of completion can be measured reliably;
•	The receipt of economic benefits is probable; and
•	The costs incurred or to be incurred can be measured reliably.
•
Revenue from the sale of goods is recognized when the following criteria are met:
•	The amount of revenue can be measured reliably;
•	The risks and rewards of ownership have been transferred to the buyer;
•	The receipt of economic benefits is probable; and
•	The costs incurred or to be incurred can be measured reliably.

In addition to the above general principles, the Company applies the following specific revenue recognition policies:

•	Application Development Fees
Typically, development of applications for the Company’s customers are provided based on a predetermined fixed hourly rate basis.  Revenue is recognized as time is incurred throughout the development process.

•	Implementation, Training and Consulting Service Fees
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

•	Product Maintenance and Customer Support Fees
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

•	Hosting Fees
The Company earns revenue from the hosting of customer websites and applications.  Under existing hosting contracts, the Company charges customers a recurring periodic flat fee.  The fees are recognized as the hosting services are provided.

•	Multiple Deliverable Revenue Arrangements
The Company also enters into transactions that represent multiple elements arrangements, which may include one or more of the following: software, application development, maintenance, hosting, and/or other professional service offerings.  These multiple element arrangements are assessed to determine whether they can be sold separately in order to determine if they can be treated as more than one unit of accounting or element for the purpose of revenue recognition.  The Company allocates the arrangement fee, in a multiple element transaction, to the separate elements based on their relative selling prices, as indicated by vendor-specific objective evidence or third-party evidence of selling price, and if both are not available, estimated selling prices are used.  The allocated portion of the arrangement which is undelivered is then deferred.

RECENT ACCOUNTING PRONOUNCEMENTS

The following accounting standards, amendments and interpretations have been issued but are not yet effective for the Company. Management is currently assessing the impact of the new standards on the Company’s accounting policies and financial statement presentation.

•
IFRS 9, Financial Instruments was issued by the IASB in October 2010 and will replace IAS 39, Financial Instruments: Recognition and Measurement.  IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39.  The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9.  The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39.  IFRS 9 is effective for annual periods beginning on or after January 1, 2013.  The IASB has proposed to move the effective date of IFRS 9 to January 1, 2015.

•
IFRS 13, Fair Value Measurement was issued by the IASB in May 2011.  IFRS 13 establishes new guidance on fair value measurement and disclosure requirements for IFRSs and U.S. generally accepted accounting principles (GAAP).  The guidance, set out in IFRS 13 and an update to Topic 820 in the FASB’s Accounting Standards Codification (formerly referred to as SFAS 157), completes a major project of the boards’ joint work to improve IFRSs and US GAAP and to bring about their convergence.  The standard is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

•
IAS 1, Presentation of Financial Statements was amended by the IASB in June 2011 in order to align the presentation of items in other comprehensive income with US GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified.  The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged.  The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012.

B.  LIQUIDITY AND CAPITAL RESOURCES

The Company has been funded to date primarily through a series of private placements of equity and convertible debentures, option and warrant exercises, sales of equity to strategic partners and gains from investments.  Since inception, the Company has received aggregate net proceeds of $101.2 million from debt and equity financing and has realized net proceeds of $25.8 million from disposal of investments. The Company has not earned profits to date and, at December 31, 2011, has an accumulated deficit of $123 million.  The Company expects to incur losses into 2012 and there can be no assurance that it will ever achieve profitability.  Operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of the Company’s control.

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

Cash increased by $1,709,000 to $1,760,000 as at December 31, 2011 from $51,000 as at December 31, 2010.  Please refer to the Consolidated Statements of Cash Flows for details of the increase in cash balance.

Current assets of $1,987,000 exceeded current liabilities (excluding deferred revenue) of $412,000 in the current fiscal year by $1,575,000. Current assets of $238,000 were exceeded by current liabilities (excluding deferred revenue) of $1,650,000 by $1,412,000 in the prior year.  Deferred revenue has been excluded from current liabilities as it is expected to be settled by resources other than cash.

a) Operating
Cash outflows from operating activities declined to $1,890,000 in the current fiscal year compared to cash outflows from operating activities of $1,580,000 in the prior year.   The decline was due to with a decrease in non-cash working capital as per below.
Non-cash working capital resulted in outflows of $19,000 in fiscal 2011 as compared to inflows of $200,000 in fiscal 2010, a decline of $219,000, as summarized in the following table:

	2011	2010	Change
	(in thousands of Canadian dollars)

Accounts receivable	$ (36)	$ 63	$ (99)
Deposits and prepaid expenses	(4)	(1)	(3)
Accounts payable	(161)	69	(230)
Accrued liabilities	182	69	113
	$ (19)	$ 200	$ 219

b) Investing
Investing activities resulted in cash outflows of $209,000 during fiscal 2011, compared to cash inflows of $54,000 in 2010.  Cash outflows from investing activities were the result of the acquisition of new capital and intangible assets during year.

c) Financing
Financing activities generated net inflows of $3,808,000 in fiscal 2011, as compared to $1,367,000 in fiscal 2010.  Cash inflows during the year were generated from the issuance of equity units for $1,018,000, and the exercise of warrants and options generated proceeds of $3,377,000 and $197,000, respectively, partially offset by the repayment of notes payable of $530,000, share issuance costs of $125,000 and interest payment of $129,000.  Cash inflows during 2010 were generated from the issuance of equity units for $1,008,000, notes payable for 859,000 and the exercise of warrants and options generated proceeds of $170,000 and $4,000, respectively, partially offset by the repayment of notes payable of $465,000, share issuance costs of $129,000 and interest payment of $80,000.

FUNDING

Overview
The Company has been funded to date primarily through a series of private placements of equity and convertible debentures, option and warrant exercises, sales of equity to strategic partners and gains from investments.

Funding – 2011
On February 14, 2011, the Company completed a transaction resulting in the issuance of 10,478,000 equity units, priced at $0.08 per unit, for gross proceeds of $838,000 and net proceeds of $713,000 after deducting financing costs of $125,000.  Each unit consists of one common share and one share-purchase warrant.  Each warrant may be converted into a common share at the exercise price of $0.12 at any time prior to February 14, 2013.

In addition to the above financing costs, the Company issued 2,250,000 compensation options to the financing agent, Saratoga Finance Inc.  The options entitled the holder to purchase up to 2,250,000 equity units at a purchase price of $0.08 per unit, at any time prior to February 14, 2013.  Each equity unit consisted of one common share and one warrant.  Each warrant may be converted into a common share at an exercise price of $0.12, at any time prior to February 14, 2013.   These compensation options were exercised during 2011, resulting in gross proceeds of $180,000.

During the year ended December 31, 2011, Series I and L note holders, along with warrant holders from equity private placements in 2010 and 2011, exercised 26,260,000 common share-purchase warrants for total proceeds of $3,377,000.
Also during the year ended December 31, 2011, total proceeds of $197,000 were realized from the exercise of 1,334,000 stock options at an average exercise price of $0.15.

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

C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.
D.  TREND INFORMATION

FOREIGN EXCHANGE RISK

The Company’s revenue from software licensing and related services and e-commerce enabling agreements is transacted in Canadian and U.S dollar currencies.  As a portion of the Company’s revenues are realized in U.S. dollar and expenses are transacted in Canadian dollar, the appreciation of the U.S. dollar against the Canadian dollar may have a favorable impact on our results. The Company does not use derivative instruments to manage exposure to foreign exchange fluctuations. During the year ended December 31, 2011, the Company incurred foreign exchange losses in the amount of $3,000 (2010 – 24,000), which is recorded in general and administrative expenses.

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

In 2011, two customers accounted for 50 percent and 31 percent, respectively (2010 – one customer accounted for 75 percent) of total revenues.  At December 31, 2011, three customers accounted for 42 percent, 18 percent and 12 percent, respectively (2010 – two customers accounted for 33 percent and 31 percent, respectively) of total accounts receivable.

VALUATION AND QUALIFYING ACCOUNTS
Description	Balance at beginning of Year	Additions		Deductions	Balance at end of Year
		Charged to costs and expenses	Charged to other Account
(in thousands of Canadians dollars)
Allowance for doubtful debts
Year 2009	$11	$58	-	$69	-
Year 2010	-	-	-	-	-
Year 2011	-	-	-	-	-

E.  OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet special purpose entities or other off-balance sheet arrangements.

F.  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As at December 31, 2011, the Company's contractual obligations, including payments due by periods over the next five years, are as follows:

	Total	2012	2013	2014	2015	2016
	(in thousands of Canadian dollars)

Operating leases	$ 442	$ 156	$ 156	$ 130	$ -	$ -
License agreements	150	50	50	50	-	-
	$ 592	$ 206	$ 206	$ 180	$ -	$ -

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

Name, Age and Municipality of Residence	Director Since	Position with the Company
Anthony DeCristofaro, 58 Woodbridge, Ontario	May 31, 2011	Director and non-executive Chairman of the Board
Jim Moskos, 48, Toronto, Ontario	June 7, 1999	Director and Chief Operating Officer, since July 11, 2007 President, Technology Group from October 19, 1999 to July 11, 2007
Amit Monga, 44 Toronto, Ontario	May 31, 2011	Director and Chief Executive Officer
T. Christopher Bulger, (1)(2)(3) 53, Toronto, Ontario	May 28, 1996	Director and non-executive Chairman of the Board since October 14, 2005 to May 31, 2011 non-executive Chairman of the Audit Committee since May 31, 2011
Marvin Igelman (1)(2)(3) 49, Thornhill, Ontario	May 31, 2011	Director
Ryan Deslippe (1)(2)(3) 33, Amherstburg, Ontario	May 31, 2011	Director
Duncan G. Copeland, 54* Potomac, MD, USA	June 23, 2004	Director and Chief Executive Officer, since July 11, 2007 to May 31, 2011
Darroch Robertson (1)(3), 59* St. Thomas, Ontario	June 25, 2003	Director
John Varghese (1)(2)(3), 46* Toronto, Ontario	July 25, 2009	Director since July 29, 2009 to March 25, 2010 and from April 26, 2011 to May 31, 2011
________________________
(1)Member of the Management Resources and Compensation Committee
(2)Member of the Corporate Governance Committee
(3) Member of the Audit Committee
* Resigned from the Board and all of its Committees effective from May 31, 2011.

The business experience of each of our current directors and executive officers for at least the last five years is as follows:

Directors

Anthony DeChristofaro, Woodbridge, Ontario
Director since May 31, 2011
Non-executive Chairman of the Board of Directors

Mr. DeCristofaro is currently CEO of Realbiz Media and brings 25 years of computer industry experience and three M&A transactions valued at more than CDN $600 million. Prior to establishing iseemedia as Chairman and CEO in 2002, which merged with Synchronica in 2010, he was President and CEO of MGI Software, which he co-founded in 1996 and was sold to Roxio in 2001. Prior to MGI, Mr. DeCristofaro was a founding board member of Delrina, which was purchased by Symantec in 1995.

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

Dr. Amit monga, Toronto, Ontario
Director since May 31, 2011
Chief Executive Officer

Dr. Monga is the CEO of the company and is a highly respected thought leader in business circles in North America on new technologies, software trends and business models and brings a unique background in technology and capital markets to Northcore. He currently serves on the boards of Poynt Corporation and Sprylogics International. He is a successful angel investor who has previously worked as an investment banker, venture capitalist and has founded a US based on-demand procurement software company that was acquired by a NASDAQ-listed company. Dr. Monga received his PhD in Mechanical Engineering from the University of Alberta, specializing in advanced genetic algorithms, where he currently serves as a Member of Dean's Business Advisory Council at the Alberta School of Business.

T. Christopher Bulger, Toronto, Ontario
Director since May 28, 1996
Chairman of the Audit Committee and member of the Management Resources and Compensation and Corporate Governance Committees

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

Marvin Igelman, Thornhill, Ontario
Director since May 31, 2011
Chairman of the Corporate Governance Committee and member of the Management Resources and Compensation and Audit Committees

Mr. Igelman was founder and CEO of Unomobi, a mobile advertising and messaging firm, before the company was acquired by Poynt Corporation. Prior to Unomobi, he was President and CEO of Brandera which operated Portfolios.com a leading online B2B marketplace for the graphic arts and creative community. Mr. Igelman is considered to be an innovator in the social, mobile, media and search technology fields having authored numerous patent applications. He graduated from Osgoode Hall Law School in 1986 and was admitted to the Law Society of Upper Canada in 1988.

Ryan Deslippe, Amherstburg, Ontario
Director since May 31, 2011
Chairman of the Management Resources and Compensation Committee and member of the Corporate Governance and Audit Committees

Mr. Deslippe co-founded Selectcore in 1999 as President and led its successful growth over the past decade to revenues in excess of CDN $100 million, ranking the company as one of the fastest growing firms in Canada between the period 2006 to 2010. At Selectcore, he led the development and launch of its Iridium MasterCard and ReCash - two industry first products in Canada. From 2003 to 2006, Mr. Deslippe also co-founded and was a director of Datazinc, a successful 6 Sigma consulting firm. He was the recipient of the 2006 Profit 100 Magazine Young President Award. Mr. Deslippe is a past Board member of various non-profit organizations.

Duncan Copeland, Washington, DC
Director from June 23, 2004 to May 31, 2011

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

Darroch (Rick) Robertson, St. Thomas, Ontario
Director from June 25, 2003 to May 31, 2011
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

John Varghese, Toronto, Ontario
Director from July 25, 2009 to March 25, 2010 & April 26 to May 31, 2011

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

B. COMPENSATION

Summary Compensation Table

The following table provides a summary of compensation earned during the most recently completed fiscal year by the Company’s Named Executive Officers (“NEOs”). The Company’s NEOs, as at the end of 2011, were our Chief Executive Officer, and our Chief Operating Officer.

					Awards		Payouts
	Annual Compensation					Restricted
					Options/	Shares or
				Other Annual	SARs	Restricted	LTIP	All Other
		Salary	Bonus	Compensation	Granted	Share Units	Payout	Compensation
Name And Principal Position	Year	($)	($)	($)(1)	(#)	($)	($)	($)

Amit Monga (CEO) (From June 1)	2011	105,000	Nil	Nil	2,900,000	Nil	Nil	Nil
Duncan Copeland (From January 1 to May 31)	2011	12,500	Nil	Nil	300,000	Nil	Nil	Nil
	2010	30,000	Nil	Nil	1,000,000	Nil	Nil	Nil
	2009	30,000	Nil	Nil	260,000	Nil	Nil	Nil

Jim Moskos (COO)	2011	200,000	Nil	12,000	850,000	Nil	Nil	Nil
	2010	200,000	Nil	12,000	1,350,000	Nil	Nil	Nil
	2009	200,000	Nil	12,000	430,000	Nil	Nil	Nil

(1)	The Company’s provision of automotive related expenses.

Our Company has a stock option plan (the “Plan”) which was originally adopted on May 15, 1996, and as amended most recently by shareholder approval on April 26, 2011, and currently provides that options may not be granted to purchase more than 26,550,000 common shares. The Plan provides for the issuance of stock options to directors, officers and full time employees of the Company and it subsidiaries or any other person engage to provide ongoing services to the Company, which may expire as much as 10 years from the date of grant, at prices not less than the fair market value of the common shares on the date of grant. The Management Resources and Compensation Committee of the Board of Directors, whom administer the Plan, reserves the right to attach vesting periods to stock options granted.  For options granted to senior management during the fiscal year ended December 31, 2011 see Summary Compensation Table above.

During 2011, we did not provide any pension, retirement or similar benefits to our directors and officers as a group.

Compensation of Directors

       For the 2011 financial year, directors received no cash payment as fees for meetings of the Board or Committees of the Board, which they attend, and no cash payments as fee for the signing of any resolution of directors or documents on behalf of the Company.  All directors are reimbursed for reasonable out-of-pocket travel and other expenses incurred by them in attending meetings of the Board or Committee meetings.

The Management Resources and Compensation Committee is responsible for recommendations to the Board regarding the granting of incentive stock options to directors to encourage their serving on the Board and Committees, to afford them the opportunity to be compensated properly, and to provide them with an equity stake in the Company.

The Following table provides a summary of the option grants to outside directors during the fiscal year ended December 31, 2011, which were not included in the summary compensation table above.

STOCK OPTION GRANTS TO OUTSIDE DIRECTORS DURING THE FISCAL YEAR ENDED DECEMBER 31, 2011
Name	#Options Granted	Price CDN$	Date of Grant	Expiry Date of Option
Anthony DeCristofaro	1,200,000	$0.315	May 31, 2011	May 30, 2016
Christopher Bulger	600,000	$0.19	April 4, 2011	April 3, 2016
Marvin Igelman	1,000,000	$0.315	May 31, 2011	May 30, 2016
Ryan Deslippe	1,000,000	$0.315	May 31, 2011	May 30, 2016
Darroch Robertson	300,000	$0.19	April 4, 2011	April 3, 2016
John Varghese	300,000	$0.19	April 4, 2011	April 3, 2016

During the 2011 financial year, Mr. Bulger, Chairman of the Board, received $50,000, cash compensation for acting as Chair of the Board.

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

The three committees of the Board are the Audit Committee, Management Resources and Compensation Committee, and the Corporate Governance Committee.

The Audit Committee, all of whose members are unrelated as defined by the TSX Corporate Governance Guidelines and Independent as defined by Nasdaq listing standards, meets with our management and our auditors on a periodic basis, before the release of quarterly results and before submission of our annual financial statements to the Board. The committee is responsible for the review and assessment of our audit practices, financial reporting and internal controls, inquiry of the auditors as to cooperation in access and disclosure by our management and the ultimate approval of our annual financial statements for submission to the Board and to the shareholders. The committee is also responsible for the appointment, compensation and oversight of the work of our auditors (including resolution of disagreements between management and our auditors regarding financial reporting).  During the year our Audit Committee consists of Darroch Robertson (Chairman), Christopher Bulger and John Varghese. Mr. Robertson and Mr. Varghese resigned from the Board and all of its Committees effective from May 31, 2011 and replaced by Marvin Igelman and Ryan Deslippe.

The Management Resources and Compensation Committee, all of whose members are unrelated as defined by the TSX Corporate Governance Guidelines and Independent as defined by Nasdaq listing standards, is responsible for recommendations to the Board regarding the appointment or removal of executive officers, reviewing the performance of the executive officers and fixing their compensation. The committee is also responsible for administering our stock option plan and ensuring that salary and benefit programs are continuously suitable for attracting, retaining and encouraging the development of knowledgeable, experienced and capable management and employees. During the year, the Management Resources and Compensation Committee of our Company consists of Christopher Bulger (Chairman), Darroch Robertson and John Varghese all of whom were directors of our Company. Mr. Robertson and Mr. Varghese resigned from the Board and all of its Committees effective from May 31, 2011 and replaced by Marvin Igelman and Ryan Deslippe.

The Corporate Governance Committee, all of whose members are unrelated as defined by the TSX Corporate Governance Guidelines and Independent as defined by Nasdaq listing standards, oversees the implementation of our governance practices.  The committee also oversees the process for nominations to the Board and assesses the overall effectiveness of the Board. During the year, the Corporate Governance Committee consists of Christopher Bulger (Chairman) and John Varghese; both of them were directors of the Company. Mr. Varghese resigned from the Board and all of its Committees effective from May 31, 2011 and replaced by Marvin Igelman and Ryan Deslippe.

C. 1.  AUDIT COMMITTEE INFORMATION

As a reporting issuer in jurisdictions that have adopted Multilateral Instrument 52-110 Audit Committees (“MI 52-110”) the Company is required to provide disclosure with respect to its Audit Committee including the text of the Audit Committee’s Charter, composition of the Committee, and the fees paid to the external auditor.

1. The Audit Committee’s Charter

A Copy of the Audit Committee Charter adopted by the Board of Directors on April 26, 2011 is attached to this Annual Report as Exhibit 4.26.

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

Marvin Igelman*
Mr. Igelman was founder and CEO of Unomobi, a mobile advertising and messaging firm, before the company was acquired by Poynt Corporation. Prior to Unomobi, he was President and CEO of Brandera, which operated Portfolios.com a leading online B2B marketplace for the graphic arts and creative community. Mr. Igelman is considered to be an innovator in the social, mobile, media and search technology fields having authored numerous patent applications. He graduated from Osgoode Hall Law School in 1986 and was admitted to the Law Society of Upper Canada in 1988.

Ryan Deslippe*
Mr. Deslippe co-founded Selectcore in 1999 as President and led its successful growth over the past decade to revenues in excess of CDN $100 million, ranking the company as one of the fastest growing firms in Canada between the period 2006 to 2010. At Selectcore, he led the development and launch of its Iridium MasterCard and ReCash - two industry first products in Canada. From 2003 to 2006, Mr. Deslippe also co-founded and was a director of Datazinc, a successful 6 Sigma consulting firm. He was the recipient of the 2006 Profit 100 Magazine Young President Award. Mr. Deslippe is a past Board member of various non-profit organizations.

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

D.EMPLOYEES

The number of our employees as of February 29, 2012 is increased by one employee in Technical Services departments as compared to the number of our employees as of February 28, 2011. The break-up is as follows:

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

E.    SHARE OWNERSHIP

The following table sets forth information concerning share and option ownership of each of our current directors and officers as of February 29, 2012:
Name	Number of Common Shares Owned (1)	Number of Common Underlying Options (2) Exercisable/ Unexercisable	Range of Exercise Prices of Options	Range of Expiration Dates of Options	Percentage of Common Shares Beneficially Owned (3)

Christopher Bulger	1,003,229	2,403,335/116,665	$0.095 - $0.22	08/04/11 - 04/03/16	*

Jim Moskos	389,937	2,785,557/344,443	$0.095 - $0.315	08/04/11 - 05/30/16	*

Anthony DeCristofaro	-	666,666/533,334	$0.315	04/03/2016	-

Amit Monga	-	1,611,110/1,288,890	$0.315	04/03/2016	-

Marvin Igelman	-	555,555/444,445	$0.315	04/03/2016	-

Ryan Deslippe	-	555,555/444,445	$0.315	04/03/2016	-

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

(3)      This information is based on 226,597,702 common shares outstanding as of February 29, 2012.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

Kris Sammy a registered individual portfolio manager with Canaccord Wealth Management previously with Dundee Securities Corporation, beneficially owns and/or exercises control or direction over “Nil” (2010-19,613,059, and 2009-19,296,247) common shares and warrants, representing a total of ‘Nil” (2010-10.72 and 2009-10.9 percents respectively) of the February 29, 2012 and outstanding common shares of Northcore Technologies Inc. assuming full exercise of his convertible securities.

This information is based on our records, information provided to us by directors and executive officers and a review of information, including press releases filed by our shareholders with the Ontario Securities Commission prior to February 29, 2012, and insider reports filed with the Ontario Securities Commission.  The Company’s major shareholders do not have any voting rights that differ from the rights of our other shareholders.

As at February 29, 2012 the shareholders of record held 226,597,702 common shares.

WE ARE NOT AWARE OF ANY OTHER CORPORATION, FOREIGN GOVERNMENT, OR OTHER PERSON OR ENTITY THAT DIRECTLY OR INDIRECTLY OWN OR CONTROLS OUR COMPANY, SEVERALLY OR JOINTLY. WE ARE NOT AWARE OF ANY ARRANGEMENTS, WHICH MAY AT A LATER DATE RESULT IN A CHANGE IN CONTROL OF OUR COMPANY.

B. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2011, interest payments relating to the secured subordinated notes totaling $1,000 (2010 - $1,000) were made to related parties.

During the year ended December 31, 2010, interest payments relating to the secured subordinated notes totaling $1,000 (2009 - $45,000) were made to related parties. On July 9, 2010, Chris Bulger, Chairman of the Board exercised 133,000 Series I warrants at an exercise price of $0.20 per warrant, for total proceeds of $27,000.

ITEM 8 - FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

See “Item 18 - Financial Statements” and the Consolidated Financial Statements and notes thereto accompanying this Annual Report as an exhibit 15.1. All contingencies and commitments set out in the Financial Statements have been reviewed and updated as at the date of filing this Annual Report.

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

SIGNIFICANT CHANGES

Except as otherwise disclosed in this report, there has been no significant change in our financial position since December 31, 2011.

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

THE TORONTO STOCK EXCHANGE- (TSX)

	High	Low
	(Cdn $)	(Cdn $)
ANNUAL MARKET PRICES

2007 Calendar Year	0.20	0.07
2008 Calendar Year	0.15	0.04
2009 Calendar Year	0.33	0.10
2010 Calendar Year	0.25	0.07
2011 Calendar Year	0.48	0.09

QUARTERLY MARKET PRICES

2010 CALENDAR YEAR
First Quarter	0.25	0.20
Second Quarter	0.25	0.15
Third Quarter	0.22	0.15
Fourth Quarter	0.25	0.07

2011 CALENDAR YEAR
First Quarter	0.34	0.09
Second Quarter	0.48	0.14
Third Quarter	0.32	0.16
Fourth Quarter	0.20	0.11

MONTHLY MARKET PRICES

September 2011	0.26	0.16
October 2011	0.20	0.14
November 2011	0.20	0.12
December 2011	0.16	0.11
January 2012	0.14	0.08
February 2012	0.11	0.07

OVER-THE-COUNTER BULLETIN BOARD –(OTCBB)

	High	Low
	(U.S. $)	(U.S. $)
ANNUAL MARKET PRICES

2007 Calendar Year	0.20	0.06
2007 Calendar Year	0.20	0.06
2008 Calendar Year	0.15	0.03
2009 Calendar Year	0.30	0.05
2011 Calendar Year	0.50	0.05

QUARTERLY MARKET PRICES

2010 CALENDAR YEAR
First Quarter	0.25	0.11
Second Quarter	0.24	0.10
Third Quarter	0.21	0.13
Fourth Quarter	0.15	0.07

2011 CALENDAR YEAR
First Quarter	0.33	0.08
Second Quarter	0.50	0.13
Third Quarter	0.30	0.15
Fourth Quarter	0.18	0.05

MONTHLY MARKET PRICES
September 2011	0.30	0.15
October 2011	0.18	0.11
November 2011	0.16	0.11
December 2011	0.15	0.05
January 2012	0.11	0.08
February 2012	0.08	0.06

ITEM 10 - ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

1.
EQUITY PRIVATE PLACEMENT: On February 14, 2011, the Company completed a transaction resulting in the issuance of 10,478,000 equity units, priced at $0.08 per unit, for gross proceeds of $838,000 and net proceeds of $713,000 after deducting financing costs of $125,000.  Each unit consists of one common share and one share-purchase warrant.  Each warrant may be converted into a common share at the exercise price of $0.12 at any time prior to February 14, 2013.

In addition to the above financing costs, the Company issued 2,250,000 compensation options to the financing agent, Saratoga Finance Inc.  The options entitled the holder to purchase up to 2,250,000 equity units at a purchase price of $0.08 per unit, at any time prior to February 14, 2013.  Each equity unit consisted of one common share and one warrant.  Each warrant may be converted into a common share at an exercise price of $0.12, at any time prior to February 14, 2013. These compensation options were exercised during 2011, resulting in gross proceeds of $180,000.

2.
CONVERSION OF NOTES AND EXERCISING OF WARRANTS: During the year ended December 31, 2011, Series I and L note holders, along with warrant holders from equity private placements in 2010 and 2011, exercised 26,260,000 common share-purchase warrants for total proceeds of $3,377,000.

3.
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

4.
OPERATING LOAN: On October 28, 2010, the Company received an operating loan from a private institution in the amount of $500,000.  The loan bears interest at 18.75 percent, matures in six months from the closing date and is secured by a general security agreement and common shares pledged by certain shareholders of the Company.  The balance outstanding as at December 31, 2010 is $500,000.

5.
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

6.
INTELLECTUAL PROPERTY: During the year ended December 31, 2009, the Company entered into a technology licensing agreement with a Fortune 500 company that provides Northcore with access to a portfolio of intellectually property patents over a six-year period for a minimum fee of US $260,000 over the term of the agreement.

7.
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

We have not determined whether our Company may have been a passive foreign investment company during 2011. There can be no assurance that our Company will not be classified as a passive foreign investment company in 2012, or thereafter, because the tests for determining passive foreign investment company status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. U.S. Holders who hold common shares during a period when our Company is a passive foreign investment company will be subject to the foregoing rules, even if our Company ceases to be a passive foreign investment company, subject to certain exceptions for U.S. Holders who made a QEF election or mark-to-market election. U.S. Holders are urged to consult with their own tax advisors about making a QEF election or mark-to-market election and other aspects of the passive foreign investment company rules.

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

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15 – CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

The Company has evaluated, under the supervision and with the participation of the management, including our Chief Executive Officer and our Chief Operating Officer, our disclosure controls and procedures as of December 31, 2011 pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended. Based on this evaluation, these Officers have concluded that Company’s disclosure controls and procedures as of such date were effective to provide reasonable assurance that information required to be disclosed by the

Company in this report we file or submit under the Securities Exchange Act of 1934, as amended, (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Operating Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the design and operating effectiveness of the Company’s internal control over financial reporting as of December 31, 2011.  In making this assessment, management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this assessment, management believes that, as of December 31, 2011, the Company’s internal control over financial reporting was effective.

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

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no changes in the Company's internal controls over financial reporting during the year ended December 31, 2011, that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

ITEM 16 – [RESERVED]

ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that it has at least one audit committee financial expert serving on its audit committee.  The Board of Directors has determined that Christopher Bulger is audit committee financial expert.

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

FEES OF AUDITORS

The aggregate audit fees billed by Collins Barrow Toronto LLP, for the years ended December 31, 2011, and 2010, are set out in the table below:

Year	Audit Fees(1)	Tax Fees(2)
2011	$98,000	$3,300
2009	$57,000	$3,000

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

PART III

ITEM 17- FINANCIAL STATEMENTS

Not applicable.

ITEM 18 - FINANCIAL STATEMENTS

See the Index to Consolidated Financial Statements accompanying this report as an exhibit 15.1.

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

4.11	Form of Supply Services and Licensing Agreement, dated August 23, 2002, among The Brick Warehouse Corporation, ADB Systems International Inc., and ADB Systems International Ltd.(6)

4.12	Form of General Security Agreement, dated as of April 30, 2002, between ADB Systems International Inc. and each of Stonestreet Limited Partnership and Greenwich Growth Fund Ltd.(6)

4.13	Form of Subscription Agreement, dated August 30, 2002, between ADB Systems International Inc. and Stonestreet Limited Partnership.(6)

4.14	Form of Subscription Agreement, dated August 30, 2002, between ADB Systems International Inc. and Greenwich Growth Fund Ltd.(6)

4.15	Co-operation Agreement made as of August 23, 2002 between ADB Systems International Inc., ADB Systems International Ltd. and The Brick Warehouse Corporation.(6)

4.16	Agency Agreement dated June 15, 2004 between ADB Systems International Ltd. and First Associates Investments Inc.(7)

4.17	General Security Agreement dated as of May 19, 2004 between ADB Systems International Ltd. and Stonestreet Limited Partnership.(7)

4.18	Form of Subscription Agreement between ADB Systems International Ltd. and First Associates Investments Inc.(7)

4.19	Subscription Agreement dated May 19, 2004 between ADB Systems International Ltd. and Stonestreet Limited Partnership.(7)

4.20	Form of Subscription Agreement for Equity Private Placement(8)

4.21	Form of Subscription Agreement for Series I Convertible Secured Debenture. (11)

4.22	Form of Series I Convertible Secured Debenture.(11)

4.23	Form of Subscription Agreement for Series J Convertible Secured Debenture. (11)

4.24	Form of Series J Convertible Secured Debenture. (11)

4.25	Share Purchase Agreement between ADB Systems International Ltd. and ADB Systemer Holding as, dated May 18, 2006. (9)

4.26	The Audit Committee’s Charter*

4.27	Form of Subscription Agreement for June 15, 2007 Equity Private Placement

4.28	Form of Subscription Agreement for Series K Convertible Secured Debenture

4.29	Form of Series K Convertible Secured Debenture

4.30	Form of Subscription Agreement for Series L Convertible Secured Debenture

4.31	Form of Subscription Agreement for Series M Convertible Secured Debenture

4.32	Form of Subscription Agreement for Series N Convertible Secured Debenture

8.1          List of Subsidiaries*

11.1	Code of Business Conduct and Ethics of Northcore Technologies Inc.(10)

12.1	CEO Certification.*

12.2	Chief Operating Officer.*

13.1	Certification pursuant to 18 U.S.C. Section 1350.*

13.2	Certification pursuant to 18 U.S.C. Section 1350.*

14.1	Report of Independent Registered Public Accounting Firm*

14.2	Schedule of Valuation and Qualifying Accounts*

15.1	Consolidated Financial Statements for the year ended Dec. 31, 2011*

15.2	Form of Subscription Agreement of the Equity Private Placement Closed on Dec.22, 2010

15.3	Form of Subscription Agreement of the Equity Private Placement Closed on Feb.14, 2011*

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

NORTHCORE TECHNOLOGIES INC.

 By: “Amit Monga”
Name:  Amit Monga
Title:    Chief Executive Officer

Dated: March 30, 2012                                                                         By:  “Tam Nguyen”
  Name:  Tam Nguyen
            Title:   Chief Financial Officer