Form 20-F/A
period 2011-12-31
NORTHCORE TECHNOLOGIES INC.
filed 2012-11-01
CIK 1079171

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 20-F (Amendment No. 1)
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

Northcore Technologies Inc. 1

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

Northcore Technologies Inc. 2

NORTHCORE TECHNOLOGIES INC.

Annual Report on Form 20-F for the Fiscal Year
Ended December 31, 2011

(AMENDED ITEMS ONLY)

Northcore Technologies Inc. 3

EXPLANATORY NOTE

This Amendment No. 1 to our annual report on Form 20-F for the year ended December 31, 2011, filed with the Securities and Exchange Commission on April 3, 2012 (the “2011 Form 20-F”), is filed solely for the purpose of amending Item Number 3(A) and Item Number 18 to the 2011 Form 20-F.

Other than as set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the 2011 Form 20-F or reflect any events that have occurred since April 3, 2012.

Northcore Technologies Inc. 4

PART I

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

Basis of Presentation

The accompanying consolidated financial statements represent the first annual financial statements of the Company and its subsidiary prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board.  The Company adopted IFRS in accordance with IFRS 1, First-time Adoption of International Reporting Standards.  The first date at which IFRS was applied was January 1, 2010.  In accordance with IFRS, the Company has:

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

Northcore Technologies Inc. 5

Consolidated Statement of Operations and Comprehensive Loss Data
	Year Ended December 31,
	2011 (Cdn$)	2010 (Cdn$)
	IFRS
	(in thousands except for per share data)

Revenues	785	582
Income from GE Asset Manager, LLC	69	43
Operating expenses:
General and administrative	1,670	1,440
Customer service and technology	726	734
Sales and marketing	260	188
Stock-based compensation	1,873	517
Depreciation	32	22
Finance costs	227	269
Other expenses (net)	-	487
Total expenses	4,788	3,657
Loss from operations	(3,934)	(3,032)
Loss per share (1)	(0.020)	(0.019)

Weighted average number of common shares	196,180	162,899

Consolidated Statement of Financial Position Data (2)
	As at December 31,
	2011 (Cdn$)	2010 (Cdn$)
	IFRS
	(in thousands)

Total assets	2,909	284

Total liabilities	415	1,857
Shareholders’ equity (deficiency)	2,494	(1,573)
Total liabilities and shareholders’ equity	2,909	284

(1)           For each fiscal year, the Company excluded the effect of all convertible debt, stock options and share-purchase warrants in the calculation of diluted loss per share, as their impact would have been anti-dilutive.

(2)           The Company has not paid dividend since its formation.

Northcore Technologies Inc. 6

Historical results are not necessarily indicative of results to be expected for any future period.

Consolidated Statement of Operations and Comprehensive Loss Data
	Year Ended December 31,
	2009 (Cdn$)	2008 (Cdn$)	2007 (Cdn$)
	(CANADIAN GAAP)
	(in thousands except for per share data)

Revenues	759	741	1,166
Operating expenses:
General and administrative	1,269	1,485	1,703
Customer service and technology	738	689	762
Sales and marketing	181	117	276
Stock-based compensation	183	43	94
Depreciation	29	33	39
Finance costs	768	729	604
Other expenses (net)	-	-	-
Total expenses	3,168	3,096	3,478
Loss from operations	(2,409)	(2,355)	(2,312)
Loss per share, basic and diluted (1)	(0.017)	(0.022)	(0.025)

Weighted average number of common shares	140,434	108,861	93,094

Reconciliation of Loss from Operations from Canadian GAAP to U.S. GAAP
	2009 (Cdn$)	2008 (Cdn$)	2007 (Cdn$)
	(U.S. GAAP)
	(in thousands except for per share data)
Loss for the year as reported under Canadian GAAP	(2,409)	(2,355)	(2,312)
Adjustments:
Accretion of interest on secured subordinated notes (Note 21 (b))	508	394	333
Amortization of deferred charges relating to secured subordinated notes under U.S. GAAP (Note 21 (b))	(42)	(21)	(65)
Amortization of beneficial conversion feature (Note 21 (b))	(971)	(303)	(160)

Loss and comprehensive loss for the year as reported under U.S. GAAP	(2,914)	(2,285)	(2,204)
Loss per share, basic and diluted (1)	(0.018)	(0.021)	(0.020)

Northcore Technologies Inc. 7

Consolidated Statement of Financial Position Data (2)
	As at December 31,
	2009 (Cdn$)	2008 (Cdn$)	2007 (Cdn$)
	(CANADIAN GAAP)
	(in thousands)

Total assets	1,105	812	687
Shareholders’ equity (deficiency)	(16)	(2,403)	(1,600)
Total liabilities and shareholders’ equity	1,105	812	687

Consolidated Statement of Financial Position Data (U.S. GAAP): (3)
	As at December 31,
	2009 (Cdn$)	2008 (Cdn$)	2007 (Cdn$)
	(U.S. GAAP)
Total assets	872	731	882
Shareholders’ deficiency	(3,283)	(2,037)	(2,458)

(1)
For each fiscal year, the Company excluded the effect of all convertible debt, stock options and share-purchase warrants in the calculation of diluted loss per share, as their impact would have been anti-dilutive.

(2)	The Company has not paid dividend since its formation.
(3)	The significant differences between Canadian GAAP and U.S. GAAP arise primarily from the accounting differences relating to the secured subordinated notes issued.
(4)	The financial data for the years ended December 31, 2009, 2008 and 2007 shown separately from 2001 and 2010 as the information is not comparable with the data presented based on IFRS.

Northcore Technologies Inc. 8

PART III

ITEM 17- FINANCIAL STATEMENTS

Not applicable.

ITEM 18 - FINANCIAL STATEMENTS

See the Index to Consolidated Financial Statements accompanying this report as an exhibit 15.1.

ITEM 19 - EXHIBITS

15.1	Consolidated Financial Statements for the year ended Dec. 31, 2011

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NORTHCORE TECHNOLOGIES INC.

By: “Amit Monga”
Name: Amit Monga
Title: Chief Executive Officer

Dated: October 30, 2012	By: “Tam Nguyen”
Name: Tam Nguyen
Title: Chief Financial Officer

Northcore Technologies Inc. 9