Form 20-F
period 2012-12-31
NORTHCORE TECHNOLOGIES INC.
filed 2013-04-02
CIK 1079171

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012 OR
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
234,625,479 Common Shares as of December 31, 2012
Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act Yes _____ No ___X___
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.

Yes _____ No  ___X___

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

Item 17 ______ Item 18 __X__
If this an annual report, indicate by check mark whether the registrant is a shell company (as determined in Rule 12b-2 of the Exchange Act). Yes ______ No __X__

Northcore Technologies Inc. 2

NORTHCORE TECHNOLOGIES INC.

Annual Report on Form 20-F for the Fiscal Year
Ended December 31, 2012

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

Northcore Technologies Inc. 3

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

Northcore Technologies Inc. 4

Northcore Technologies Inc. 5

ITEM 10 - ADDITIONAL INFORMATION	51

A. Share Capital	51

B. Memorandum and Articles of Association	51

C. Material Contracts	54

D. Exchange Controls	55

E. Taxation	55

F. Dividends and Paying Agents	61

G. Statements by Experts	60

H. Documents on Display	61

I. Subsidiary Information	61

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	61

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	61

PART II	61

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	61

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	61

ITEM 15 - CONTROLS AND PROCEDURES	61

ITEM 16 [RESERVED]	63

ITEM 16	63

A. Audit Committee Financial Expert	63

B. Code of Ethics	63

C. Principal Accountant Fees and Services	63

D. Exemptions from the Listing Standards For Audit Committees	63

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	64

PART III	64

ITEM 17 - FINANCIAL STATEMENTS	64

ITEM 18 - FINANCIAL STATEMENTS - FINANCIAL STATEMENTS	64

ITEM 19 - EXHIBITS	64

Northcore Technologies Inc. 6

Unless otherwise indicated, all references in this Annual Report to “dollars” or “$” are references to Canadian dollars. Our financial statements are expressed in Canadian dollars. Except as otherwise noted, certain financial information presented in this Annual Report has been translated from Canadian dollars to U.S. dollars at an exchange rate of Cdn$0.9958 to US$1.00 (or US$1.0042 to Cdn$1.00), the noon buying rate in New York City on December 31, 2012 for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.  These translations are not intended to suggest that Canadian dollars have been or could be converted into U.S. dollars at that or any other rate.

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The selected financial data set forth below should be read in conjunction with, and is qualified by reference to, our consolidated financial statements and the related notes, and the section "Operating and Financial Review and Prospects" included elsewhere in this Annual Report.  The consolidated statement of operations data for the years ended December 31, 2012, 2011 and 2010 and consolidated statements of financial position data as of December 31, 2012 and 2011, as set forth below, are derived from our audited consolidated financial statements and the related notes included elsewhere in this Annual Report in accordance with International Financial Reporting Standards. The consolidated statement of operations and comprehensive loss data for the years ended December 31, 2009 and 2008 and the consolidated statements of financial positions data as at December 31, 2009 and 2008 have been derived from our audited consolidated financial statements for those years in accordance with Canadian generally accepted accounting principles and reconciled to accounting principles generally accepted in the United States of America, which are not included in this Annual Report but have previously been filed with the Commission.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  These consolidated financial statements have been prepared on a historical cost basis other than certain financial assets and liabilities measured at fair value.

The Company’s consolidated financial statements were previously prepared in accordance with Canadian generally accepted accounting principles (“previous GAAP”). The adoption of IFRS has not had a material impact on the Company’s operations, strategic decisions, cash flow and capital expenditures.

Northcore Technologies Inc. 7

Historical results are not necessarily indicative of results to be expected for any future period.

	Year Ended December 31,
	2012 (Cdn$)	2011 (Cdn$)	2010 (Cdn$)
	IFRS
	(in thousands except for per share amounts)
Consolidated Statement of Operations and Comprehensive Loss
Revenues	1,362	785	582
Income from GE Asset Manager, LLC	82	69	43
Operating expenses:
General and administrative	1,685	1,670	1,440
Customer service and technology	1,113	726	734
Sales and marketing	225	260	188
Stock-based compensation	425	1,873	517
Depreciation	61	32	22
Finance costs	-	227	269
Other expenses (net)	-	-	487
Total expenses	3,509	4,788	3,657
Loss from operations before income taxes	(2,065)	(3,934)	(3,032)
Recovery of income taxes	(36)	-	-
LOSS AND COMPREHENSIVE LOSS FOR THE YEAR	(2,029)	(3,934)	(3,032)
Loss per share (1)	(0.009)	(0.020)	(0.019)
Weighted average number of common shares	232,715	196,180	162,899

	As at December 31,
	2012 (Cdn$)	2011 (Cdn$)	2010 (Cdn$)
	IFRS
	(in thousands)
Consolidated Statement of Financial Position (2)
Total assets	2,715	2,909	284

Total Liabilities	868	415	1,857
Shareholders’ equity (deficiency)	1,847	2,494	(1,573)
Total liabilities and shareholders’ equity	2,715	2,909	284

(1)           For each fiscal year, the Company excluded the effect of all convertible debt, stock options and share-purchase warrants in the calculation of diluted loss per share, as their impact would have been anti-dilutive.

(2)           The Company has not paid dividend since its formation.

Northcore Technologies Inc. 8

Historical results are not necessarily indicative of results to be expected for any future period.

	Year Ended December 31,
	2009 (Cdn$)	2008 (Cdn$)
	(CANADIAN GAAP)
	(in thousands except for per share amounts)
Consolidated Statement of Operations and Comprehensive Loss
Revenues	759	741
Operating expenses:
General and administrative	1,269	1,485
Customer service and technology	738	689
Sales and marketing	181	117
Stock-based compensation	183	43
Depreciation	29	33
Finance costs	768	729
Other expenses (net)	-	-
Total expenses	3,168	3,096
Loss from operations	(2,409)	(2,355)
Loss per share (1)	(0.02)	(0.02)

Weighted average number of common shares	140,434	108,861

Consolidated Statement of Operations Data (U.S. GAAP): (3)
Loss for the year as reported under U.S. GAAP	$(2,285)	$(2,204)

	As at December 31,
	2009 (Cdn$)	2008 (Cdn$)
	(CANADIAN GAAP)
	(in thousands)
Consolidated Statement of Financial Position (2)
Total assets	1,105	812
Shareholders’ equity (deficiency)	(16)	(2,403)
Total liabilities and shareholders’ equity	1,105	812

Consolidated Balance Sheet Data (U.S. GAAP): (3)
Total assets	872	731
Shareholders’ deficiency	(3,283)	(2,037)

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

(4)    The financial data for the years ended December 31, 2009 and 2008 shown separately from 2012, 2011 and 2010 as the information is not comparable with the data presented based on IFRS.

Northcore Technologies Inc. 9

EXCHANGE RATES

The following tables set forth, for the periods indicated, certain exchange rates based on the noon buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York.  Such rates are the number of U.S. dollars per one Canadian dollar and are the inverse of the rates quoted by the Federal Reserve Board of New York for Canadian Dollars per U.S. $1.00.  On February 28, 2013, the exchange rate was CAD$1.00 = US$0.9721.

	Year Ended December 31,
Rate	2012	2011	2010	2009	2008

Average during year (1)	1.0005	1.0151	0.9663	0.8799	0.9297
(1) The average rate is the average of the exchange rates on the last day of each month during the year.

Month	High during month	Low during month

September 2012	1.0299	1.0100
October 2012	1.0243	0.9859
November 2012	1.0074	0.9993
December 2012	1.0162	1.0059
January 2013	1.0164	0.9923
February 2013	1.0041	0.9722

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS.

Not applicable.

D.	RISK FACTORS

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

We have not yet realized profitable operations and have relied on non-operational sources of financing to fund our operations.  Since we began our operations, we have been funded primarily through the sale of securities to investors in a series of private placements, convertible debt instruments, sales of equity to, and investments from, strategic partners, gains from investments, option exercises, a rights offering and, to a limited extent, through cash flow from operations.  While our Company’s consolidated financial statements for the year-ended December 31, 2012, have been prepared on the basis of accounting principles applicable to a going concern, certain adverse conditions and events cast substantial doubt upon the validity of this assumption. Our ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2012.  We cannot provide assurance that we will be able to execute on our business plan or assure that efforts to raise additional financings would be successful.

Northcore Technologies Inc. 10

Management believes that continued existence beyond 2012 is dependent on its ability to increase revenue from existing products, and to expand the scope of its product offering which entails a combination of internally developed software and partnerships with third parties. Management further believes that ability to raise additional financing during 2013 is also critical for continued existence of the Company. As of December 31, 2012, we had cash and short-term investments of $62,000.

We do not have any committed sources of additional financing at this time and we are uncertain whether additional funding will be available when we need it on terms that will be acceptable to us. If we are not able to obtain financing when we need it, we would be unable to carry out our business plan and would have to significantly curtail or cease our operations. We have included in Note 2 to our consolidated financial statements for the year ended December 31, 2012, a discussion about our ability to continue as a going concern. Potential sources of financing include strategic relationships, public or private sales of our shares, debt, convertible securities or other arrangements. If we raise funds by selling additional shares, including common shares or other securities convertible into common shares, the ownership interests of our existing shareholders will be diluted.  If we raise funds by selling preferred shares, such shares may carry more voting rights, higher dividend payments or more favorable rights upon distribution than those for the common shares.  If we incur debt, the holders of such debt may be granted security interests in our assets.  Because of our potential long-term capital requirements, we may seek to access the public or private equity or debt markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time. If we fail to obtain financing when we need it, it would have a material adverse effect on our business, financial condition, cash flows and results of operations.

WE ARE NOT PROFITABLE AND WE MAY NEVER BECOME PROFITABLE

We have accumulated losses of $125 million as of December 31, 2012. For the year ended December 31, 2012 our loss was $2.029 million. We have never been profitable and expect to continue to incur losses for the foreseeable future. We cannot assure you that we will earn profits or generate positive cash flows from operations in the future.

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

Northcore Technologies Inc. 11

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

OUR COMMON SHARES ARE SUBJECT TO “PENNY STOCK” REGULATIONS WHICH MAY AFFECT YOUR ABILITY TO BUY OR SELL OUR COMMON SHARES

Our shares are characterized as “penny stocks” which may severely affect market liquidity.  The Securities Enforcement and Penny Stock Reform Act of 1990 require additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock.

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

Northcore Technologies Inc. 12

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

In 2012, one customer accounted for 31 percent (2011- two customers accounted for 50 percent and 31 percent, respectively) of total revenues. If our relationships with any of these customers is severed or meaningfully altered, we would experience a significant decline in our performance, particularly through reduced revenues, which would have a material adverse effect on our business, financial condition, cash flows and results of operations.

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

Northcore Technologies Inc. 13

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

Northcore Technologies Inc. 14

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

Northcore Technologies Inc. 15

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

Northcore Technologies Inc. 16

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

IT MAY BE DIFFICULT FOR YOU TO ENFORCE LEGAL CLAIMS AGAINST US OR OUR OFFICERS OR DIRECTORS

We are incorporated under the laws of the Province of Ontario, Canada.  All of our directors and officers are residents of Canada and substantially all of our assets and the assets of such persons are located outside the United States.  As a result, it may be difficult for holders of common shares to effect service of legal process within the United States upon those directors and officers who are not residents of the United States.  It may also be difficult to realize in the United States upon judgments of courts of the United States without enforcing such judgments in our home jurisdiction or the jurisdiction of residence of the director or officer concerned.

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

Northcore Technologies Inc. 17

On June 30, 2006, in connection with the disposition of the Company’s Norwegian subsidiary ADB Systemer AS, the Company changed its name, by articles of amendment, to Northcore Technologies Inc. Effective July 18, 2006 the Company’s stock symbols were changed to NTI on the TSX and to NTLNF on the over-the-counter bulletin board (OTCBB).

On March 27, 2012 the Company entered into an agreement to acquire Envision Online Media Inc.; a software development company and Kahootkids! Inc.; a social media company. Both the companies are Ottawa based. The purchase price of $1,000,000 was satisfied by $300,000 cash payment and $700,000 through the issuance of 7,778,000 common shares at $0.12.  The cash payment was satisfied by $100,000 cash payment at closing with the remaining $200,000 to be paid over the next two years, subject to achieving specific performance criteria.

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

MAJOR DEVELOPMENTS

Significant product and business developments over the last three fiscal years have been as follows:

FISCAL 2012

Northcore completed a number of customer and operational activities throughout the course of 2012.  These activities were designed to accelerate revenue opportunities, solidify our financial position, and strengthen our abilities to work with our customers and partners.

OPERATIONAL ACTIVITIES

•	Acquired Envision Online Media Inc., an Ottawa based Content Management specialist;
•	Filed additional patents to support the proprietary implementation of viral accelerators and to expand the scope of the Company’s existing patents in the delivery of online Dutch Auctions;
•	Integrated the financial management and reporting functions of Envision into the Northcore management framework;
•	Completed a new implementation of the Company's Dutch Auction transaction engine; and
•	Completed development on a new version of Northcore’s legacy Material Management application.

CUSTOMER ACTIVITIES

During 2012, Northcore focused on expanding the breadth of existing customer relationships and extending the product line in order to open up new opportunities.  Results of this strategy include:

•	Designed and deployed a back end server platform to support the "Intelligent Agent" initiative for a major strategic partner;
•	Implemented a series of major enhancements into a customer deployment of Asset Seller liquidation platform;
•	Delivered the first implementation of Northcore’s core architecture on the iPad IOS platform for a major partner;
•	Hosted a series of commercial auction events for a major strategic partner;
•	Implemented a new platform instance for a key enterprise client and one of the five largest food and beverage companies in North America;
•	Delivered a number of customer web platforms and content management solutions through Envision Online Media; and
•	Launched a Dutch Auction platform for the Wine and Spirits industry.

Northcore Technologies Inc. 18

JOINT VENTURE WITH GE COMMERCIAL FINANCE

Throughout 2012, Northcore executed a number of initiatives through its joint venture entity, GE Asset Manager, LLC.  The goal was to acquire new clients while strengthening and expanding pre-existing relationships.

Significant effort was spent on the evolution of the product platform with a new release of Asset Seller successfully deployed and an Asset Management Mobile 'App' becoming part of the core offering.  During the same period, existing installations made inroads in terms of user base and corporate importance, while critical new customers were activated.

The partners remain committed to the product set and look forward to new opportunities in the coming year.

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

Northcore Technologies Inc. 19

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

Northcore Technologies Inc. 20

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

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

For a description of principal capital expenditures and divestitures, see ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS  As of February 28, 2013 we do not have any significant current capital divestitures or any current capital expenditures.

B. BUSINESS OVERVIEW

Northcore Technologies Inc. (“Northcore” or the “Company”) provides enterprise level software products and services that enable its customers to purchase, manage and dispose of capital equipment.  Utilizing award-winning, multi-patented technology, as well as powerful, holistic Social Commerce tools, Northcore's solutions support customers throughout the entire asset lifecycle.  Northcore’s portfolio companies include Envision Online Media Inc. (“Envision”), a specialist in the delivery of content management solutions and Kahootkids! Inc. (operating as “Kuklamoo”), a family information web destination and national daily deal site targeting families with children. Our integrated software solutions and support services are designed for organizations in the financial services, manufacturing, oil and gas, mining, and government sectors to:

•	Streamline the sourcing and procurement of critical assets, while reducing purchasing costs;
•	Track the location of assets to support improved asset utilization and redeployment of idle equipment;
•	Manage the appraisal of used equipment more effectively, resulting in a better understanding of fair market values; and
•	Accelerate the sale of surplus assets while generating higher yields.

Northcore owns 50 percent of GE Asset Manager, LLC (“GE Asset Manager” or “GEAM”), a joint business venture with GE Capital Corporation, through its business division GE Commercial Finance, Capital Solutions.  Northcore also owns 50 percent of Dealco Inc. (operating as “PriceDutch”), a Toronto based technology company, servicing the daily deal and online e-commerce industries.

Northcore’s shares trade on both the Toronto Stock Exchange (TSX: NTI) and the OTC Bulletin Board (OTCBB: NTLNF).  The principal and registered office of the Company is located at 302 The East Mall, Suite 300, Toronto, Ontario, Canada, M9B 6C7.

Northcore Technologies Inc. 21

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

Northcore Technologies Inc. 22

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

Northcore Technologies Inc. 23

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

Northcore Technologies Inc. 24

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

Northcore Technologies Inc. 25

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

Northcore Technologies Inc. 26

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

Northcore Technologies Inc. 27

The following is a representative list of some of the customers for whom we have implemented or are implementing our solutions:

Customer	Solution(s)	Industry Segment	Geographic Location
GE Capital Solutions	Asset Seller	Financial Services	US
Global Electronics Services-GE Capital Solutions	Asset Tracker	Financial Services	US
GE Infrastructure	Asset Tracker	Manufacturing	US
NACCO Materials Handling Group (NMHG)	Asset Seller & Asset Tracker	Manufacturing	US
The Toro Company	Asset Tracker	Manufacturing	US
Kraft Foods Global, Inc.	Asset Tracker	Manufacturing	US
Home Hardware Stores Limited	Asset Seller	Retail	CDA

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

Northcore Technologies Inc. 28

Our software development and technology expenditures were approximately $1,113,000 and $726,000, for the year ended December 31, 2012 and 2011, respectively, including salaries and related expenses of our personnel engaged in research and development.

Our software development and technology activities in 2012 included the ongoing development of new applications framework implemented in Microsoft.Net. The new framework will be used as the foundation of all future Web based products. There was also a substantial amount of time devoted to the extension of our integration tool set, which allows us to connect our core product suite to pre-existing customer owned third party applications.

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

Our proprietary software is subject to common law copyright protection, but we do not have, and do not intend to pursue, any registered copyrights.  Common law protection may be narrower than that which we could obtain under registered copyrights.  As a result, we may experience difficulty in enforcing our copyrights against certain third party infringements.  The source code for our proprietary software is protected as a trade secret. Our major trademarks or trade names include: Northcore™, DYN@MIC SELLER™, DYN@MIC BUYER™, WORKING CAPITAL ENGINE™ and POWERED BY Northcore™. We also claim rights in other unregistered trademarks.

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
2.
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

Northcore Technologies Inc. 29

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

AS OF FEBRUARY 28, 2013

D. PROPERTY, PLANT AND EQUIPMENT

The table below lists the location of our facilities, which is held by us pursuant to a lease agreement, and summarizes certain information about the location.

Location	Use	Square Feet (Approximate)	Term of Lease
Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, Ontario, M9B 6C7	Executive, Administrative, Software Development, Sales and Marketing	5,435	Expires Oct. 2014
Envision Online Media Inc. 1306 Wellington St West, Suite 401, Ottawa, Ontario K1Y 3B2	Executive, Administrative, Software Development, Sales and Marketing	1,986	Expires September 30, 2017

Northcore Technologies Inc. 30

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

SELECTED ANNUAL INFORMATION
Year ended December 31,	2012	2011	2010
	(IFRS)
Revenues	1,362	785	582
Income from GE Asset Manager, LLC	82	69	43
Operating expenses:
General and administrative	1,685	1,670	1,440
Customer service and technology	1,113	726	734
Sales and marketing	225	260	188
Stock-based compensation	425	1,873	517
Depreciation	61	32	22
Total operating expenses	3,509	4,561	2,901
Loss from operations	(2,065)	(3,707)	(2,276)
Finance cost:
Cash interest expense	-	103	154
Accretion of secured subordinated notes	-	124	115
Total finance costs	-	227	269
Other expenses
Gain on settlement of debt	-	-	(57)
Provision for impaired investment	-	-	544
Total other expenses	-	-	487
Loss before recovery of income taxes	(2,065)	(3,934)	(3,032)
Recovery of income taxes	(36)	-	-
LOSS AND COMPREHENSIVE LOSS FOR THE YEAR	$(2,029)	$(3,934)	$(3,032)
LOSS PER SHARE, BASIC AND DILUTED	$(0.009)	$(0.020)	$(0.019)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED (000’s)	232,715	196,180	162,899

Northcore Technologies Inc. 31

RECONCILIATION OF LOSS TO OPERATIONAL EBITDA(1)
Year ended December 31,	2012	2011	2010
	(in thousands of Canadian dollars)
Loss for the year, as per above	$(2,029)	$(3,934)	$(3,032)
Reconciling items:
Stock-based compensation	425	1,873	517
Depreciation	61	32	22
Recovery of income taxes	(36)	-	-
Finance costs:
Cash interest expense	-	103	154
Accretion of secured subordinated notes	-	124	115
Other Items:
Professional fees (2)	52	235	-
Gain on settlement of debt	-	-	(57)
Provision for impaired investment	-	-	544
OPERATIONAL EBITDA	$(1,527)	$(1,567)	$(1,737)

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

(2)
Included in non-recurring professional fees for 2012 were acquisition related costs in connection with the acquisition of Envision and Kuklamoo.  2011 non-recurring professional fees related to consulting fees paid in connection with the recruitment of new senior management and Board members, as well as engaging an Intellectual Property firm to help examine the applicability of the Company’s core technology.

A. OPERATING RESULTS

FINANCIAL PERFORMANCE

Comparison of Years Ended December 31, 2012 and December 31, 2011

Overview:  The Operational EBITDA loss was $1,527,000 for 2012 as compared to $1,567,000 for 2011, a slight improvement in the Operational EBITDA loss of $40,000 or three percent.   The improvement in the Operational EBITDA loss was primarily due an increase in revenues, partially offset by an increase in customer service and technology expenses as a result of the acquisition of Envision during 2012.

Our loss for the year ended December 31, 2012 was $2,029,000, an improvement of $1,905,000 or 48 percent from the loss of $3,934,000 reported for the year ended December 31, 2011. The significant improvement in loss was attributable to the increase in revenues and a decrease in operating and interest expenses during the year.  The decrease in operating expenses was largely due to reduced stock-based compensation, which decreased by $1,448,000 as compared to the prior year.

Northcore Technologies Inc. 32

Revenues:  Revenues are comprised of services (application and web development activities, software implementation and license fees, training and consulting, product maintenance and customer support) and application hosting fees.

Revenues increased by $577,000 or 74 percent to $1,362,000 for the year ended December 31, 2012, as compared to $785,000 for the same period of 2011.  The growth in revenues was attributed to the increase in social commerce services revenues as a result of the acquisition of Envision.

Income from GEAM, LLC:  Income is derived from using the equity method of accounting to record the Investment in GEAM, LLC.  Income from GEAM increased by $13,000 or 19 percent, to $82,000 for the year ended December 31, 2012, as compared to $69,000 for the year ended December 31, 2011.  The increase in income recorded was due to the execution of a new hosting agreement with Mondelez during the third quarter of 2012.
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

General and administrative expenses for the year ended December 31, 2012 amounted to $1,685,000, consistent with $1,670,000 reported in 2011.

Customer Service and Technology:  Customer service and technology expenses consist of costs associated with acquired and internally developed software, and research and development expenses, including fees to independent contractors and salaries and related expenses of personnel engaged in these activities.

Customer service and technology expenses the year ended December 31, 2012 amounted to $1,113,000, compared to $726,000 in 2011, an increase of $387,000 or 53 percent.  The increase was attributed to the increase in workforce as a result of the acquisition of Envision in the first quarter of 2012.

Sales and Marketing:  Sales and marketing costs include all salaries and related expenses of sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs.

Sales and marketing costs decreased by $35,000 or 13 percent, to $225,000 for the year ended December 31, 2012, as compared to $260,000 for the year ended December 31, 2011.  The decrease was due to a reduction in workforce during the year.

Stock-based Compensation:  For the year ended December 31, 2012, employee stock option expense decreased by $1,448,000 to $425,000, as compared to $1,873,000 for the year ended December 31, 2011.  The decrease was due to lower vesting of stock options as a result of a reduction in workforce during 2012.

Depreciation and Amortization:  Depreciation and amortization expense was $66,000 for the year ended December 31, 2012, compared to $32,000 for 2011, an increase of $34,000 or 106 percent.  The increase in depreciation and amortization was due to additions in capital asset and intangible assets of $34,000 and $129,000, respectively.

Interest Expense:  Interest expense reflects interest incurred from debt instruments and loans.  Interest expense for the year ended December 31, 2012 was $nil compared to $227,000 for December 31, 2011, representing a decrease of $227,000 or 100 percent.  During 2011, cash interest expense of $103,000 and non-cash interest expense of $124,000 was incurred related to the secured subordinated notes and notes payable.

Recovery of Income Taxes:  Recovery of income taxes resulted from intangible assets acquired in connection with the acquisition of Envision and Kuklamoo.

Northcore Technologies Inc. 33

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

Northcore Technologies Inc. 34

Depreciation:  Depreciation expense was $32,000 for the year ended December 31, 2011, compared to $22,000 for 2010, an increase of $10,000 or 45 percent.  The increase in depreciation was due to capital asset acquisitions totaling $92,000 during the current year.

Interest Expense:  Interest expense reflects interest incurred from debt instruments and loans.  Interest expense for the year ended December 31, 2011 was $227,000 compared to $269,000 for December 31, 2010, representing a decrease of $42,000 or 16 percent.  During 2011, cash interest expense of $103,000 and non-cash interest expense of $124,000 was incurred related to the secured subordinated notes and notes payable.  Comparatively, cash interest expense of $154,000 and non-cash interest expense of $115,000 was recorded in 2010.  The reduction in interest expense was due to the full conversions of Series L and N subordinated notes, as well as full repayment of notes payable during the current year.

GOING CONCERN

The Company has incurred negative annual cash flows from operations since inception and expects to continue to expend substantial funds to continue to develop technology, build an infrastructure to support business development efforts and expand other areas of business including the acquisition of, or strategic investments in, complementary products, businesses or technologies.  The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2012.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings will be successful.

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern.  If the going concern assumption was not appropriate, adjustments would be necessary in the carrying value of assets and liabilities, and the reported losses and the balance sheet classification used.

The continued existence beyond 2012 is dependent on the Company’s ability to increase revenue from existing products and services, and to expand the scope of its product offering which entails a combination of internally developed software and business ventures with third parties, and to raise additional financing.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting years.  These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future.  These estimates have been applied in a manner consistent with that in the prior periods and there are no known trends, commitments, events or uncertainties that the Company believes will materially affect the assumptions utilized in these consolidated financial statements.  Significant estimates made by the Company include the determination of identifiable assets in the business combination, the useful lives of intangible assets, the recoverable amount of intangible assets and goodwill, contingent consideration, valuation of stock-based payments and the expected requirements for non-operational funding.  Actual results could differ from these estimates.

The Company performed tests for impairment of goodwill at December 31, 2012.  The goodwill recorded in the consolidated financial statements relates to the acquisition of Envision and Kahootkids!.  The recoverable amount was estimated based on an assessment of its value in use using a discounted cash flow approach. The Company has made certain assumptions in determining the cash flow projections based on budgets approved by management and include management’s best estimate of expected market conditions. The cash flow projections include certain key assumptions regarding expected gross margins, current income tax rates and the purchase of property and equipment required to achieve revenue projections. The cash flow projections are discounted using the weighted average costs of capital that considers the uncertainties about the industry and assumptions relating to the sensitivity of the cash flows, depending on economic conditions and other events. Accordingly, it is reasonably possible that future changes in assumptions may negatively impact future valuations of goodwill and the Company would be required to recognize an impairment loss.

Northcore Technologies Inc. 35

The Company determines the fair value stock-base compensation using the Cox-Rubinstein binomial valuation model, which requires management to make assumptions regarding the volatility rate, risk free interest rate, average share price, expect term and dividend yield.

CRITICAL ACCOUNTING POLICIES

We periodically review our financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment. As part of this process, we have reviewed our selection, application and communication of critical accounting policies and financial disclosures. We have determined that the critical accounting policies related to our core ongoing business activities are primarily those that relate to revenue recognition.  Other significant accounting policies are described in Note 3 to our audited annual consolidated financial statements for the year ended December 31, 2012.

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

Northcore Technologies Inc. 36

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

•
IFRS 7, Financial Instruments: Disclosures was amended by the IASB in December 2011 to provide additional information about offsetting of financial assets and financial liabilities.  Additional disclosures will be required to enable users of financial statements to evaluate the effect or potential effect of netting arrangements on the entity’s financial position.  The amendments are effective for annual periods beginning on or after January 1, 2013.

•
IFRS 9, Financial Instruments was issued by the IASB in October 2010 and will replace IAS 39, Financial Instruments: Recognition and Measurement.  IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39.  The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9.  The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39.  IFRS 9 is effective for annual periods beginning on or after January 1, 2015.

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

•
IAS 1, Presentation of Financial Statements was amended by the IASB in June 2011 in order to align the presentation of items in other comprehensive income with U.S. GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified.  The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged.  The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012.

B.  LIQUIDITY AND CAPITAL RESOURCES

The Company has been funded to date primarily through a series of private placements of equity and convertible debentures, option and warrant exercises, sales of equity to strategic partners and gains from investments.  Since inception, the Company has received aggregate net proceeds of $101.7 million from debt and equity financing and has realized net proceeds of $25.8 million from disposal of investments. The Company has not earned profits to date and, at December 31, 2012, has an accumulated deficit of $125 million.  The Company expects to incur losses into 2013 and there can be no assurance that it will ever achieve profitability.  Operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of the Company’s control.

Northcore Technologies Inc. 37

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

Cash decreased by $1,739,000 to $21,000 as at December 31, 2012 from $1,760,000 as at December 31, 2011.  The decrease in cash was due to cash outflows from operating and investing activities of $1,445,000 and $351,000, respectively, partially offset by cash inflows from financing activities of $57,000.

Current assets of $284,000 were exceeded by current liabilities of $805,000 in the current fiscal year by $521,000.  Current assets of $1,987,000 exceeded current liabilities of $415,000 by $1,572,000 in the prior year.

a) Operating

Cash outflows from operating activities improved by $445,000 to $1,445,000 in the current fiscal year compared to cash outflows from operating activities of $1,890,000 in the prior year.   The improvement was due to lower operating losses combined with in increase in non-cash working capital as per below.

Non-cash working capital resulted in inflows of $216,000 in fiscal 2012 as compared to outflows of $19,000 in fiscal 2011, an improvement of $235,000 as summarized in the following table:

	2012	2011	Change
	(in thousands of Canadian dollars)

Accounts receivable	$95	$(36)	$131
Deposits and prepaid expenses	4	(4)	8
Accounts payable	108	(161)	269
Accrued liabilities	(9)	182	(191)
Deferred revenue	18	-	18
	$216	$(19)	$235

b) Investing

Investing activities resulted in cash outflows of $351,000 during fiscal 2012, compared to cash outflows of $209,000 in 2011.  Cash outflows during 2012 were the result of the acquisition of businesses of $97,000, investment in Dealco of $167,000, and acquisition of capital and intangible assets of $34,000 and $129,000, respectively, partially offset by cash by cash distribution from the investment in GEAM of $77,000.  Cash outflows from investing activities in 2011 were the result of the acquisition of new capital and intangible assets of $92,000 and $177,000, respectively, partially offset by cash distribution from the investment in GEAM of $60,000.

c) Financing

Financing activities generated net inflows of $57,000 in fiscal 2012, as compared to $3,808,000 in fiscal 2011.  Cash inflows during the year were generated from the exercise of options of $24,000 and proceeds from operating line of credit of $33,000.  Cash inflows during 2011 were generated from the issuance of equity units for $1,018,000, and the exercise of warrants and options generated proceeds of $3,377,000 and $197,000, respectively, partially offset by the repayment of notes payable of $530,000, share issuance costs of $125,000 and interest payment of $129,000.

Northcore Technologies Inc. 38

d) Contractual Obligations

As at December 31, 2012, the Company's contractual obligations, including payments due by periods over the next five years, are as follows:

	Total	2013	2014	2015	2016	2017
	(in thousands of Canadian dollars)

Operating leases	$600	$222	$196	$66	$66	$50
License agreements	100	50	50	-	-	-
	$700	$272	$246	$66	$66	$50

FUNDING

Overview
The Company has been funded to date primarily through a series of private placements of equity and convertible debentures, option and warrant exercises, sales of equity to strategic partners and gains from investments.

Funding 2012

On March 27, 2012, the Company completed the acquisition of Envision and Kuklamoo by issuing 7,778,000 common shares valued at $933,000 based on the Company’s closing share price of $0.12.

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

Northcore Technologies Inc. 39

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

C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

During the year ended December 31, 2012, the Company incurred direct costs in the amount of $129,000 in connection with the development and enhancement of the Group Purchase Platform.  In accordance with IAS 38, Intangible Assets, the direct costs were capitalized.

D.  TREND INFORMATION

FOREIGN EXCHANGE RISK

The Company’s revenue from software licensing and related services and e-commerce enabling agreements is transacted in Canadian and U.S dollar currencies.  As a portion of the Company’s revenues are realized in U.S. dollar and expenses are transacted in Canadian dollar, the appreciation of the U.S. dollar against the Canadian dollar may have a favorable impact on our results. The Company does not use derivative instruments to manage exposure to foreign exchange fluctuations. During the year ended December 31, 2012, the Company incurred foreign exchange losses in the amount of $7,000 (2011 – $3,000), which is recorded in general and administrative expenses.

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

At December 31, 2012, no customers accounted for more than 10 percent (2011 – three customers accounted for 42 percent, 18 percent and 12 percent, respectively) of total accounts receivable.

The allowance for doubtful accounts recorded as at December 31, 2012 was $nil (December 31, 2011 - $nil).

Northcore Technologies Inc. 40

E.  OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet special purpose entities or other off-balance sheet arrangements.

F.  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As at December 31, 2012, the Company's contractual obligations, including payments due by periods over the next five years, are as follows:

	Total	2013	2014	2015	2016	2017
	(in thousands of Canadian dollars)

Operating leases	$600	$222	$196	$66	$66	$50
License agreements	100	50	50	-	-	-
	$700	$272	$246	$66	$66	$50

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

Name, Age and Municipality of Residence	Director Since	Position with the Company
Paul B. Godin, 59, Caledon, Ontario	March 26, 2012	Director and non-executive Chairman of the Board Since March 26, 2012. Resigned from the positions on October 15, 2012.
T. Christopher Bulger, (1)(2)(3) 54, Toronto, Ontario	May 28, 1996
Director and non-executive Chairman of the Board since October 14, 2005 to May 31, 2011. Reappointed as Non-Executive Chairman of the Board on October 15, 2012.
non-executive Chairman of the Audit Committee since May 31, 2011.

Jim Moskos, 49, Toronto, Ontario	June 7, 1999	Director and Chief Operating Officer, since July 11, 2007. Appointed Interim Chief Executive Officer on December 4, 2012. President, Technology Group from October 19, 1999 to July 11, 2007
Amit Monga, 45* Toronto, Ontario	May 31, 2011	Director and Chief Executive Officer. Resigned from the positions on November 26, 2012.
Marvin Igelman (1)(2)(3) 50, * Thornhill, Ontario	May 31, 2011	Director. Resigned on December 3, 2012.
Ryan Deslippe (1)(2)(3) 34, Amherstburg, Ontario	May 31, 2011	Director
________________________ (1)Member of the Management Resources and Compensation Committee (2)Member of the Corporate Governance Committee (3) Member of the Audit Committee

The business experience of each of our current directors and executive officers for at least the last five years is as follows:

Northcore Technologies Inc. 41

Directors

Paul B. Godin, Caledon, Ontario
Director since March 26, 2012
Non-executive Chairman of the Board of Directors

As Chairman and CEO of Bid.com from 1995 to 2002, he led the first Canadian company to conduct a secure credit card transaction over the Internet and successfully introduced Canada to its first "online auction" website. Bid.com became part of the prestigious TSE 300 and became the first Canadian e-commerce firm to be listed on NASDAQ. Previous to founding Bid.com Paul was Vice President of Alpine Canada and General Manager of Casio Canada, where he spent a total of 11 years leading these Japanese electronics firm. He traveled to Japan, China and Korea, on their behalf, while fortifying his appreciation for many cultures, customs and business practices. Most recently Paul was EcoWater Canada's President (A Marmon Water/Berkshire Hathaway Company) and Senior Vice President of EcoWater Systems USA, where he received one of his proudest honors - the first-ever "Sears Canada: Green Marketer of the Year" award (2010).

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

Jim Moskos, Toronto, Ontario
Director since June 7, 1999
Chief Executive Officer

Mr. Moskos has been Chief Operating Officer of the Company since July 11, 2007 until he was appointed as interim Chief Executive Officer of the Company on December 4, 2012. Mr. Moskos also served as President of the Technology Group since from October 19, 1999 to July 11, 2007 and Vice President - Technology from September 1997 to October 19, 1999.  From September 1994 to August 1997, Mr. Moskos was Senior Technology Manager for the Canadian Department of Indian Affairs and Northern Development responsible for setting the technical direction for all aspects of application development.

Dr. Amit monga, Toronto, Ontario
Director since May 31, 2011
Chief Executive Officer

Dr. Monga is the CEO of the company and is a highly respected thought leader in business circles in North America on new technologies, software trends and business models and brings a unique background in technology and capital markets to Northcore. He currently has served on the boards of Poynt Corporation and Sprylogics International. He is a successful angel investor who has previously worked as an investment banker, venture capitalist and has founded a US based on-demand procurement software company that was acquired by a NASDAQ-listed company. Dr. Monga received his PhD in Mechanical Engineering from the University of Alberta, specializing in advanced genetic algorithms, where he currently serves as a Member of Dean's Business Advisory Council at the Alberta School of Business.

Northcore Technologies Inc. 42

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

B. COMPENSATION

Summary Compensation Table

The following table provides a summary of compensation earned during the most recently completed fiscal year by the Company’s Named Executive Officers (“NEOs”). The Company’s NEOs, as at the end of 2012, were our Chief Executive Officer, and our Chief Operating Officer.
					Awards			Payouts
	Annual Compensation						Restricted
					Options/		Shares or
				Other Annual	SARs		Restricted	LTIP	All Other
		Salary	Bonus	Compensation	Granted		Share Units	Payout	Compensation
Name And Principal Position	Year	($)	($)	($)(1)	(#	)	($)	($)	($)

Amit Monga (CEO) (Until Nov 2012)	2012	70,000	Nil	Nil	1,250,000		Nil	Nil	Nil
(From June 1)	2011	105,000	Nil	Nil	2,900,000		Nil	Nil	Nil
Duncan Copeland (From January 1 to May 31)	2011	12,500	Nil	Nil	300,000		Nil	Nil	Nil
	2010	30,000	Nil	Nil	1,000,000		Nil	Nil	Nil

Jim Moskos (COO)	2012	200,000	Nil	12,000	1,000,000		Nil	Nil	Nil
	2011	200,000	Nil	12,000	850,000		Nil	Nil	Nil
	2010	200,000	Nil	12,000	1,350,000		Nil	Nil	Nil

Northcore Technologies Inc. 43

Tam Nguyen (CFO)	2012	110,000	Nil	12,000	400,000	Nil	Nil	Nil
	2011	100,000	Nil	12,000	300,000	Nil	Nil	Nil
	2010	100,000	Nil	12,000	700,000	Nil	Nil	Nil

(1)	The Company’s provision of automotive related expenses.

Our Company has a stock option plan (the “Plan”) which was originally adopted on May 15, 1996, and as amended most recently by shareholder approval on June 6, 2012, and currently provides that options may not be granted to purchase more than 35,000,000 common shares. The Plan provides for the issuance of stock options to directors, officers and full time employees of the Company and it subsidiaries or any other person engage to provide ongoing services to the Company, which may expire as much as 10 years from the date of grant, at prices not less than the fair market value of the common shares on the date of grant. The Management Resources and Compensation Committee of the Board of Directors, whom administer the Plan, reserves the right to attach vesting periods to stock options granted.  For options granted to senior management during the fiscal year ended December 31, 2012 see Summary Compensation Table above.

During 2012, we did not provide any pension, retirement or similar benefits to our directors and officers as a group.

Compensation of Directors

       For the 2012 financial year, directors received no cash payment as fees for meetings of the Board or Committees of the Board, which they attend, and no cash payments as fee for the signing of any resolution of directors or documents on behalf of the Company.  All directors are reimbursed for reasonable out-of-pocket travel and other expenses incurred by them in attending meetings of the Board or Committee meetings.

The Management Resources and Compensation Committee is responsible for recommendations to the Board regarding the granting of incentive stock options to directors to encourage their serving on the Board and Committees, to afford them the opportunity to be compensated properly, and to provide them with an equity stake in the Company.
The Following table provides a summary of the option grants to outside directors during the fiscal year ended December 31, 2012, which were not included in the summary compensation table above.

STOCK OPTION GRANTS TO OUTSIDE DIRECTORS DURING THE FISCAL YEAR ENDED DECEMBER 31, 2012
Name	#Options Granted	Price CDN$	Date of Grant	Expiry Date of Option
Paul B. Godin	1,250,000	$0.085	March 20, 2012	March 19, 2017
Christopher Bulger	400,000	$0.085	March 20, 2012	March 19, 2017
Ryan Deslippe	100,000	$0.085	March 20, 2012	March 19, 2017

During the 2012 financial year, Mr. Bulger received $57,500, and Paul B. Godin received $ 18,000 as cash compensation.

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

Our Board of Directors presently consists of three directors. Under Canadian law, a majority of our Board of directors and of each of our Board Committees must be residents of Canada, subject to certain exceptions.  Each of our directors holds office until the next annual meeting of shareholders, until his successor has been elected and qualified, or his earlier resignation or removal.  Our executive officers are appointed by our Board of directors and serve at the discretion of our Board of Directors.

Northcore Technologies Inc. 44

None of the directors have any contract or arrangement entitling them to benefits upon termination of their directorship.

The three committees of the Board are the Audit Committee, Management Resources and Compensation Committee, and the Corporate Governance Committee.

The Audit Committee, all of whose members are unrelated as defined by the TSX Corporate Governance Guidelines and Independent as defined by Nasdaq listing standards, meets with our management and our auditors on a periodic basis, before the release of quarterly results and before submission of our annual financial statements to the Board. The committee is responsible for the review and assessment of our audit practices, financial reporting and internal controls, inquiry of the auditors as to cooperation in access and disclosure by our management and the ultimate approval of our annual financial statements for submission to the Board and to the shareholders. The committee is also responsible for the appointment, compensation and oversight of the work of our auditors (including resolution of disagreements between management and our auditors regarding financial reporting).  During the year, our Audit Committee consists of Christopher Bulger (Chairman), Marvin Igelman and Ryan Deslippe. Mr. Igelman resigned from the Board and all of its Committees effective from December 3, 2012. The Company is in the process of filling in the position.

The Management Resources and Compensation Committee, all of whose members are unrelated as defined by the TSX Corporate Governance Guidelines and Independent as defined by Nasdaq listing standards, is responsible for recommendations to the Board regarding the appointment or removal of executive officers, reviewing the performance of the executive officers and fixing their compensation. The committee is also responsible for administering our stock option plan and ensuring that salary and benefit programs are continuously suitable for attracting, retaining and encouraging the development of knowledgeable, experienced and capable management and employees. During the year, the Management Resources and Compensation Committee of our Company consists of Ryan Deslippe (Chairman), Christopher Bulger and Marvin Igelman; all of whom were directors of our Company. Mr. Igelman resigned from the Board and all of its Committees effective from December 3, 2012. The Company is in the process of filling in the position.

The Corporate Governance Committee, all of whose members are unrelated as defined by the TSX Corporate Governance Guidelines and Independent as defined by Nasdaq listing standards, oversees the implementation of our governance practices.  The committee also oversees the process for nominations to the Board and assesses the overall effectiveness of the Board. During the year, the Corporate Governance Committee consists of Marvin Igelman (Chairman) Christopher Bulger and Ryan Deslippe; all of whom were directors of the Company. Mr. Igelman resigned from the Board and all of its Committees effective from December 3, 2012. The Company is in the process of filling in the position.

C. 1.  AUDIT COMMITTEE INFORMATION

As a reporting issuer in jurisdictions that have adopted Multilateral Instrument 52-110 Audit Committees (“MI 52-110”) the Company is required to provide disclosure with respect to its Audit Committee including the text of the Audit Committee’s Charter, composition of the Committee, and the fees paid to the external auditor.

1. The Audit Committee’s Charter

A Copy of the Audit Committee Charter adopted by the Board of Directors on June 6, 2012 is attached to this Annual Report as Exhibit 4.26.

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

Northcore Technologies Inc. 45

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

5. Pre-Approval Policies

Pursuant to the Audit Committee Charter Adopted by the Board of Directors on June 6, 2012, the Audit Committee is responsible for the pre-approval of all non-audit services to be provided to the Company or its subsidiary entities by the independent auditor.

Northcore Technologies Inc. 46

D. EMPLOYEES

The number of our employees as of February 28, 2013 is increased by one employee in Technical Services departments as compared to the number of our employees as of February 29, 2012. The break-up is as follows:

North America
Sales and Marketing	2
Technical Services	14
Finance Legal Affairs and Admin	2
Executive	2
TOTAL	20

As of February 29, 2012 we employed a total of 16 full-time employees as follows:

North America
Sales and Marketing	2
Technical Services	10
Finance Legal Affairs and Admin	3
Executive	2
TOTAL	17

As of February 28, 2011 we employed a total of 16 full-time employees as follows:
North America
Sales and Marketing	2
Technical Services	9
Finance Legal Affairs and Admin	3
Executive	2
TOTAL	16

E. SHARE OWNERSHIP

The following table sets forth information concerning share and option ownership of each of our current directors and officers as of February 28, 2013:
Name	Number of Common Shares Owned (1)	Number of Common Underlying Options (2) Exercisable/ Unexercisable	Range of Exercise Prices of Options	Range of Expiration Dates of Options	Percentage of Common Shares Beneficially Owned (3)

Christopher Bulger	1,003,229	2,670,000/0	$0.085 - $0.20	03/11/14 - 03/19/17	*

Jim Moskos	389,937	3,630,000/333,336	$0.085 - $0.20	03/11/14 - 03/19/17	*

Ryan Deslippe	-	1,100,000/0	$0.085 - $0.315	04/03/2016- 03/19/17	-

* Represents less than 1 percent

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

(3) This information is based on 234,625,479 common shares outstanding as of February 28, 2013.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Kris Sammy a registered individual portfolio manager with Canaccord Wealth Management previously with Dundee Securities Corporation, beneficially owns and/or exercises control or direction over “Nil” (2011- “Nil” and 2010-19,613,059) common shares and warrants, representing a total of ‘Nil” (2011- “Nil” and 2010-10.72 percent respectively) of the February 28, 2013 and outstanding common shares of Northcore Technologies Inc. assuming full exercise of his convertible securities.

Northcore Technologies Inc. 47

This information is based on our records, information provided to us by directors and executive officers and a review of information, including press releases filed by our shareholders with the Ontario Securities Commission prior to February 28, 2013, and insider reports filed with the Ontario Securities Commission.  The Company’s major shareholders do not have any voting rights that differ from the rights of our other shareholders.

As at February 28, 2013 the shareholders of record held 234,625,479 common shares.

WE ARE NOT AWARE OF ANY OTHER CORPORATION, FOREIGN GOVERNMENT, OR OTHER PERSON OR ENTITY THAT DIRECTLY OR INDIRECTLY OWN OR CONTROL OUR COMPANY, SEVERALLY OR JOINTLY. WE ARE NOT AWARE OF ANY ARRANGEMENTS, WHICH MAY AT A LATER DATE RESULT IN A CHANGE IN CONTROL OF OUR COMPANY.

B. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2012, interest payments relating to the secured subordinated notes totaling $nil (2011 - $1,000) were made to related parties.

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

SIGNIFICANT CHANGES

Except as otherwise disclosed in this report, there has been no significant change in our financial position since December 31, 2012

ITEM 9 - THE OFFER AND LISTING

Our common shares are listed on The Toronto Stock Exchange and are quoted for trading on the OTCBB.  The Company’s stock symbols are NTI on the TSX and NTLNF on the OTCBB.

For additional information about the trading of our common shares, see Item 3-D - Risk Factors - YOUR ABILITY TO BUY OR SELL OUR COMMON SHARES ON THE OTCBB MAY BE LIMITED.

Northcore Technologies Inc. 48

The following tables set forth the range of high and low sales prices (rounded to the nearest hundredth) as reported by The Toronto Stock Exchange and the OTCBB during the calendar years and quarters indicated.

 THE TORONTO STOCK EXCHANGE- (TSX)

	High	Low
	(Cdn $)	(Cdn $)
ANNUAL MARKET PRICES

2008 Calendar Year	0.15	0.04
2009 Calendar Year	0.33	0.10
2010 Calendar Year	0.25	0.07
2011 Calendar Year	0.48	0.09
2012 Calendar Year	0.15	0.01

QUARTERLY MARKET PRICES

2011 CALENDAR YEAR
First Quarter	0.34	0.09
Second Quarter	0.48	0.14
Third Quarter	0.32	0.16
Fourth Quarter	0.20	0.11

2012 CALENDAR YEAR
First Quarter	0.14	0.07
Second Quarter	0.15	0.05
Third Quarter	0.08	0.04
Fourth Quarter	0.05	0.01

MONTHLY MARKET PRICES

September 2012	0.05	0.04
October 2012	0.05	0.01
November 2012	0.05	0.02
December 2012	0.03	0.01
January 2013	0.05	0.03
February 2013	0.03	0.02

Northcore Technologies Inc. 49

OVER-THE-COUNTER BULLETIN BOARD–(OTCBB)

	High	Low
	(U.S. $)	(U.S. $)
ANNUAL MARKET PRICES

2007 Calendar Year	0.20	0.06
2008 Calendar Year	0.15	0.03
2009 Calendar Year	0.30	0.05
2011 Calendar Year	0.50	0.05
2012 Calendar Year	0.12	0.01

QUARTERLY MARKET PRICES

2011 CALENDAR YEAR
First Quarter	0.33	0.08
Second Quarter	0.50	0.13
Third Quarter	0.30	0.15
Fourth Quarter	0.18	0.05

2012 CALENDAR YEAR
First Quarter	0.12	0.07
Second Quarter	0.12	0.07
Third Quarter	0.08	0.03
Fourth Quarter	0.05	0.01

MONTHLY MARKET PRICES

September 2012	0.05	0.03
October 2012	0.05	0.02
November 2012	0.04	0.02
December 2012	0.03	0.01
January 2013	0.04	0.02
February 2013	0.03	0.01

Northcore Technologies Inc. 50

ITEM 10 - ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Northcore Technologies Inc. 51

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

Northcore Technologies Inc. 52

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

An investment in our voting shares by a non-Canadian (other than a “World Trade Organization Investor,” as defined below) would be reviewable under the Investment Canada Act if it were an investment to acquire direct control of our Company, and the value of our assets were $5.0 million or more.  An investment in our voting shares by a World Trade Organization Investor would be reviewable under the Investment Canada Act if it was an investment to acquire direct control of our Company, and the value of our assets equaled or exceeded $209 million.  A non-Canadian, whether a World Trade Organization Investor or otherwise, would acquire control of us for purposes of the Investment Canada Act if he or she acquired a majority of our voting shares.  The acquisition of less than a majority, but at least one-third of our voting shares, would be presumed to be an acquisition of control of our Company, unless it could be established that we were not controlled in fact by the acquirer through the ownership of voting shares.  In general, an individual is a World Trade Organization Investor if he or she is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“World Trade Organization Member”) or has a right of permanent residence in a World Trade Organization Member.  A corporation or other entity will be a World Trade Organization investor if it is a “World Trade Organization investor-controlled entity” pursuant to detailed rules set out in the Investment Canada Act.  The United States is a World Trade Organization Member.

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

Northcore Technologies Inc. 53

C.  Material Contracts

The following is a summary of our Company’s material contracts entered into within the last three years.

1.
ACQUISITION OF BUSINESSES:  On March 27, 2012, the Company acquired 100 percent of the outstanding shares of Envision, a specialist in the delivery of content management solutions. As part of the same transaction, the Company also acquired from common shareholders, 85 percent of the outstanding shares of Kuklamoo, a group discount and community portal targeting young families with children.

The purchase price was satisfied by the issuance of 7,778,000 common shares valued at $933,000 based on the Company’s closing share price of $0.12 on March 27, 2012.  In addition, a cash payment of $100,000 was paid at closing, with the remaining $200,000 to be paid over the next two years, subject to achieving specific performance criteria as set out by the Company.  IFRS 3, Business Combinations, requires the contingent cash payment to be measured at fair value as at the acquisition date.  The Company has determined the fair value of the contingent cash payment at inception to be $134,000 based on a discount rate of 13 percent and 80 percent probability of the performance criteria being satisfied.

2.
DISCOUNT THIS GROUP PURCHASE PLATFORM: On December 28, 2011, the Company acquired all the Intellectual Property of Discount This Holdings Limited (“Discount This”), commonly known as the “Discount This Group Purchase Platform”.  In consideration of this asset acquisition, the purchase price of $630,000 was satisfied by the issuance of 4,500,000 common shares of Northcore at $0.14 per share.  In addition, direct acquisition costs in the amount of $177,000, comprised of consulting, legal and filing fees, were capitalized upon this close of the transaction. The balance of the Discount This Group Purchase Platform as at December 31, 2011 was $807,000.

During the year ended December 31, 2012, the Company incurred direct costs in the amount of $129,000 in connection with the development and enhancement of the Discount This Group Purchase Platform.  In accordance with IAS 38, Intangible Assets, the direct costs were capitalized. The balance of the Discount This Group Purchase Platform as at December 31, 2012 is $936,000.

3.
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

In addition to the above financing costs, the Company issued 2,250,000 compensation options to the financing agent, Saratoga Finance Inc.  The options entitled the holder to purchase up to 2,250,000 equity units at a purchase price of $0.08 per unit, at any time prior to February 14, 2013.  Each equity unit consisted of one common share and one warrant.  Each warrant may be converted into a common share at an exercise price of $0.12, at any time prior to February 14, 2013. These warrants were expired unexercised on February 14, 2013. These compensation options were exercised during 2011, resulting in gross proceeds of $180,000.

4.
CONVERSION OF NOTES AND EXERCISING OF WARRANTS: During the year ended December 31, 2011, Series I and L note holders, along with warrant holders from equity private placements in 2010 and 2011, exercised 26,260,000 common share-purchase warrants for total proceeds of $3,377,000.

5.
EQUITY PRIVATE PLACEMENT: On December 22, 2010, the Company completed a transaction resulting in the issuance of 7,816,000 equity units, priced at $0.08 per unit, for net proceeds of $625,000.  Each unit consists of one common share and one common share purchase warrant.  Each full warrant may be converted into a common share at the exercise price of $0.12 at any time prior to December 22, 2012. Subsequent to the year ended December 31, 2010, the Company completed a transaction resulting in the issuance of 10,478,000 equity units, priced at $0.08 per unit for net proceeds of $713,000.

Northcore Technologies Inc. 54

6.
OPERATING LOAN: On October 28, 2010, the Company received an operating loan from a private institution in the amount of $500,000.  The loan bears interest at 18.75 percent, matures in six months from the closing date and is secured by a general security agreement and common shares pledged by certain shareholders of the Company.  The balance outstanding as at December 31, 2010 is $500,000.

7.
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

8.
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

Northcore Technologies Inc. 55

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

Northcore Technologies Inc. 56

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

Northcore Technologies Inc. 57

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

Northcore Technologies Inc. 58

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

Northcore Technologies Inc. 59

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

We have not determined whether our Company may have been a passive foreign investment company during 2012. There can be no assurance that our Company will not be classified as a passive foreign investment company in 2013, or thereafter, because the tests for determining passive foreign investment company status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. U.S. Holders who hold common shares during a period when our Company is a passive foreign investment company will be subject to the foregoing rules, even if our Company ceases to be a passive foreign investment company, subject to certain exceptions for U.S. Holders who made a QEF election or mark-to-market election. U.S. Holders are urged to consult with their own tax advisors about making a QEF election or mark-to-market election and other aspects of the passive foreign investment company rules.

Back-Up Withholding and Information Reporting

U.S. Holders generally are subject to information reporting requirements and back-up withholding with respect to dividends paid on common shares, or proceeds paid from the disposition of common shares, unless the U.S. Holder provides an IRS Form W-9 or otherwise establishes an exemption.

Northcore Technologies Inc. 60

The amount of any back-up withholding will be allowed as a credit against a U.S. Holder’s federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the IRS.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H.Documents on Display

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

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Northcore Technologies Inc. 61

ITEM 15 – CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

The Company has evaluated, under the supervision and with the participation of the management, including our Chief Executive Officer and our Chief Operating Officer, our disclosure controls and procedures as of December 31, 2012 pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended. Based on this evaluation, these Officers have concluded that Company’s disclosure controls and procedures as of such date were effective to provide reasonable assurance that information required to be disclosed by the Company in this report we file or submit under the Securities Exchange Act of 1934, as amended, (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Operating Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the design and operating effectiveness of the Company’s internal control over financial reporting as of December 31, 2012.  In making this assessment, management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this assessment, management believes that, as of December 31, 2012, the Company’s internal control over financial reporting was effective.

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

Northcore Technologies Inc. 62

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no changes in the Company's internal controls over financial reporting during the year ended December 31, 2012, that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

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

FEES OF AUDITORS

The aggregate audit fees billed by Collins Barrow Toronto LLP, for the years ended December 31, 2012, and 2011, are set out in the table below:

Year	Audit Fees(1)	Tax Fees(2)
2012	$101,000	$2,000
2011	$98,000	$3,000

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

Northcore Technologies Inc. 63

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

Northcore Technologies Inc. 64

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

8.1             List of Subsidiaries*

11.1 Code of Business Conduct and Ethics of Northcore Technologies Inc.(10)

12.1           CEO Certification.*

12.2           Chief Operating Officer.*

13.1           Certification pursuant to 18 U.S.C. Section 1350.*

13.2	Certification pursuant to 18 U.S.C. Section 1350.*

14.1	Report of Independent Registered Public Accounting Firm*

14.2	Schedule of Valuation and Qualifying Accounts*

15.1	Consolidated Financial Statements for the year ended Dec. 31, 2012*

Northcore Technologies Inc. 65

15.2	Form of Subscription Agreement of the Equity Private Placement Closed on Dec.22, 2010

15.3	Form of Subscription Agreement of the Equity Private Placement Closed on Feb.14, 2011

15.4	Share Purchase Agreement with Envision Online Media Inc. and Kahootkids! Inc.*

______________________________________________________________________________

*	Filed herewith

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

Northcore Technologies Inc. 66

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NORTHCORE TECHNOLOGIES INC. By: “Jim Moskos” Name: Jim Moskos Title: Chief Executive Officer
Dated: March 28, 2013	By: “Tam Nguyen” Name: Tam Nguyen Title: Chief Financial Officer

Northcore Technologies Inc. 67

EXHIBIT 4.26

NORTHCORE TECHNOLOGIES INC.

(the “Company”)

AUDIT COMMITTEE CHARTER

Originally Adopted by the Board of Directors on May 18, 2005

Organization

There shall be a committee of the Board of Directors (the “Board”) to be known as the Audit Committee (the “Committee”).  The Committee shall be composed of at least three directors and any vacancies shall be filled as soon as practicable.

All of the members of the Committee must be “independent”1 as such term is defined in Multilateral Instrument 52-110 “Audit Committees” (the “Instrument”) (or exempt therefrom), and free of any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee.

All members of the Committee should have a working familiarity with basic finance and accounting practices and be “financially literate”2 as such term is defined in the Instrument.

The Committee members and the Committee chairman shall be appointed by the Board and members of the Committee shall hold office until the next annual meeting of the shareholders or until they cease to be directors of the Company.  Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board on the recommendation of the Committee, and shall be filled by the Board if membership of the Committee falls below three directors.  If the Chair of the Committee is absent from any meeting, the Committee shall select one of the other members of the Committee to preside at the meeting.

The Chair of the Committee shall be responsible for:

(i) developing and setting the agenda for Committee meetings; and

(ii) determining the time, place and frequency of Committee meetings.

Any member of the Committee or the external auditor may call a meeting of the Committee.

The quorum for a meeting of the Committee is a majority of the members. With the exemption of the foregoing quorum requirement, the Committee may determine its own procedures.

Notice of the time and place of every meeting shall be given in writing, verbally, by facsimile or by phone to each member of the Committee, the Chairman of the Board, the Chief Executive Officer of the Company and the Chief Financial Officer of the Company, at least 48 hours prior to the time fixed for the meeting.  The notice period may be waived by all members of the Committee. The external auditor of the Company shall be given notice of every meeting of the Committee, and, at the expense of the Company, shall be entitled to attend and be heard thereat. If requested by a member of the Committee, the external auditor shall attend every meeting of the Committee held during the term of office of the external auditor.

1 Meaning of Independence pursuant to s. 1.4 of the Instrument –  A member of an audit committee is independent if the member has no direct or indirect material relationship with the issuer and subject to subsections 1.4(2) through (8) of the Instrument.
2 Meaning of Financial Literacy pursuant to s. 1.5 of the Instrument - An individual is financially literate if he or she has the ability to read and understand a set of financial statements that presents a breadth and level of complexity of accounting issues that are general comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements.

Northcore Technologies Inc. 68

Statement of Policy

The Committee shall provide assistance to the Board in fulfilling their responsibility to the shareholders, potential shareholders and the investment community relating to:

(i) corporate accounting;

(ii)  reporting practices of the Company;

(iii)  the quality and integrity of the financial reports of the Company;

(iv) the Company’s compliance with legal and regulatory requirements, as they relate to the Company’s financial statements;

(v) the qualifications, independence and performance of the external auditor;

(vi) internal controls and disclosure controls;

(v) the performance of the Company’s internal audit function; and

(vi) performing the additional duties set out in this Charter or otherwise delegated to the Committee by the Board.

In so doing, it is the responsibility of the Committee to maintain free and open means of communications between and among the auditors, the directors and the financial management of the Company.

Authority and Responsibilities

In carrying out its responsibilities, the Committee believes its policies and procedures should remain flexible, in order to best react to changing conditions and to ensure that the corporate accounting and reporting practices of the Company are in accordance with all applicable requirements and are of the highest quality.  The duties and responsibilities of the members of the Committee are in addition to those of a member of the Board.

The Company’s external auditor is required to report directly to the Committee.

In carrying out these responsibilities, the audit committee will:

1.	General. Provide an open avenue of communication among the directors, auditors and financial management of the Company.

The Committee has the authority:

(i) to engage independent counsel and other advisors as it determines necessary to carry out its duties,
(ii) to set and pay the compensation for any advisors employed by the audit committee, and
(iii) to communicate directly with the internal and external auditors.

2.	Committee Charter. Review and update the Committee’s charter annually.

3.
Auditor Selection. Review and recommend to the Board the auditors to be selected to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company and review and recommend the compensation of the independent auditor.

Northcore Technologies Inc. 69

4.
Auditor Oversight.  Be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the issuer, including the resolution of disagreements between management and the external auditor regarding financial reporting.

5.
Review of Audit. Meet with the auditors, the Board and financial management of the Company to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof, review such audit, including any comments or recommendations of the auditors.

6.
Appointment of CFO. Review and concur in the appointment, replacement, reassignment, or dismissal of the Chief Financial Officer (the “CFO”) and any other key financial executives involved in the financial reporting process.

7.	Auditor Independence. Confirm and assure the independence of the auditors.

8.
Review Financial Reporting and Accounting Standards. Review with the auditors, the competitiveness and suitability of the financial and accounting personnel and the adequacy and effectiveness of the financial reporting and accounting standards and controls of the Company, and elicit any recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable.  Particular emphasis should be given to the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper.   The Committee is also responsible for reviewing the Company’s accounting policy note to ensure completeness and acceptability with GAAP as part of the approval of the financial statements.

9.
Internal Audit Function. Review the applicability of an internal audit function of the Company including the independence and authority of its reporting obligations, the proposed audit plans for the coming year and the coordination of such plans with the auditors.

10.	Pre-approval of Non-audit Services. Be responsible for the pre-approval of all non-audit services to be provided to the Company or its subsidiary entities by the independent auditor.

11.
Review Annual Financial Statements. Review the annual financial statements and MD&A contained in the annual report to shareholders with management and the auditors to determine that the auditors are satisfied with the disclosure and content of the financial statements to be presented to the shareholders. Upon review, recommend the annual financial statements and MD&A for approval by the Board.  Any changes in accounting principles should be reviewed.

12.
Review Interim Financials. Review with management and the CFO the interim financial reports and MD&A and recommend that such reports and MD&A be approved by the Board before they are filed with the OSC, SEC or other regulators.

13.	Risk and Uncertainty. The Committee is responsible for reviewing, as part of its approval of the financial statements, uncertainty notes and disclosures, and MD&A disclosures.

14.
Press Releases and MD&A. Prior to release, review with management and, where necessary, recommend for approval by the Board any press releases and MD&A that disclose annual or interim financial results or that contain other significant financial information.

The Committee is responsible for being satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the public disclosure referred to in the preceding paragraph, and must periodically assess the adequacy of those procedures.

Northcore Technologies Inc. 70

15.
Review Related Party and Conflicts of Interest. Review with management and the independent auditor significant risks or exposures and assess the steps management has taken to minimize such risk to the Company.  This includes a review of related party transactions and conflict of interest transactions and the public disclosure of such transactions, if required.

16.
Review of Accounting and Financial Disclosure Policies. Provide sufficient opportunity for the auditors to meet with the members of the audit committee without members of management present.  Among the items to be discussed in these meetings are the auditors’ evaluation of the Company’s accounting policies and the clarity of the financial information and disclosure practices adopted by the Company, and the cooperation that the auditors received during the course of the audit.

17.
Audit Resources. Review accounting and financial human resources and succession planning and audit efforts of the Company to assure completeness of coverage, reduction of redundant efforts and the effective use of audit resources.

18.
Committee Minutes. Appoint a secretary to the Committee who need not be a director or officer of the Company and will submit the minutes of all meetings of the audit committee to, or discuss the matters discussed at each committee meeting with, the Board.

19.	Committee Reports. Report the Committee’s actions to the Board, including recommendations that the Committee may deem appropriate.

20.
Review Internal Controls. Be responsible for reviewing the plan and scope of the annual audit with respect to planned reliance and testing of controls, and for reviewing major points contained in the auditor’s management letter resulting from control evaluation and testing.  The Committee is also responsible for receiving reports from management when significant control deviations occur.

The Committee will also establish and review the Company’s procedures for the:

    • Receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters; and

    • Confidential, anonymous submission by employees regarding questionable accounting auditing and financial reporting and disclosure matters.

21.
Hiring Policies.  Be responsible for reviewing and approving the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

22.
Authority to Investigate. Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel, accountants and others for this purpose if, in its judgment, that is appropriate.

23.
Review of Expense Accounts and Perquisites. Review policies and procedures with respect to expense accounts and perquisites, including their use of Company assets and address the results of any review of these areas with the CFO.

24.
Legal and Regulatory Matters. Review legal and regulatory matters that may have a material impact on the Company’s financial statements and on its compliance policies programs and procedures, including compliance with tax and financial reporting laws and regulations, if and when issues arise.

25.	Committee Letter for Annual Report. Prepare a letter for inclusion in the annual report that describes the Committee’s composition and responsibilities, and how they were discharged.

Northcore Technologies Inc. 71

26.
Other Functions and Powers. The Committee will perform such other functions and exercise such other powers as are assigned by the Company’s charter or bylaws, or the Board or are prescribed from time to time for the audit committee of a reporting company in Parts 2 and 4 of the Instrument and other relevant legislation.

Northcore Technologies Inc. 72

EXHIBIT 8.1

LIST OF SUBSIDIARIES

Unless otherwise indicated, Northcore Technologies Inc. (“Northcore”), or one of its subsidiaries, owns 100 percent, except as otherwise noted, of the outstanding capital stock of the following companies:

Name of Subsidiary	Country of Incorporation

ADB Systems USA, Inc.	USA (Delaware)
GE Asset Manager, LLC(1) Envision Online Media Inc.(2) Kahootkids! Inc.(2) Dealco Inc. (3)	USA (Delaware) Ottawa, ONTARIO Ottawa, ONTARIO Toronto, ONTARIO

(1) Northcore owns 50 percent of the membership interest of GE Asset Manager, LLC.

(2) Northcore acquired them on March 27, 2012.

(3)  Northcore owns 50 percent ownership in the Company.

Northcore Technologies Inc. 73

EXHIBIT 12.1

Certification

I, Jim Moskos, certify that:

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

Dated: March 28, 2013	“Jim Moskos” Jim Moskos Chief Executive Officer

Northcore Technologies Inc. 74

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

Dated: March 28, 2013	“Tam Nguyen” Tam Nguyen Chief Financial Officer

Northcore Technologies Inc. 75

EXHIBIT 13.1

Certification Pursuant to

18 U.S.C. Section 1350,

As Adopted Pursuant to

Section 906 of the Sarbanes-Oxley Act of 2002

The undersigned, being the Chief Executive Officer of Northcore Technologies Inc. (the “Company”) hereby certifies that to the best of my knowledge:

(1) The Annual Report on Form 20-F of the Company for the fiscal year ended December 31, 2012 (the “Report”) which this certification accompanies, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended.

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as at, and for the fiscal year ended on, December 31, 2012.

           A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Dated: March 28, 2013	“Jim Moskos” Jim Moskos Chief Executive Officer

This certification is being furnished solely to accompany this Report pursuant to 18 U.S.C. Section 1350, and is not being filed for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise, and is not to be incorporated by reference into any filing of the Company unless such incorporation is expressly referenced within.

Northcore Technologies Inc. 76

EXHIBIT 13.2

Certification Pursuant to

18 U.S.C. Section 1350,

As Adopted Pursuant to

Section 906 of the Sarbanes-Oxley Act of 2002

The undersigned, being the Chief Financial Officer of Northcore Technologies Inc. (the “Company”) hereby certifies that to the best of my knowledge:

(1) The Annual Report on Form 20-F of the Company for the fiscal year ended December 31, 2012     (the “Report”) which this certification accompanies, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended.

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as at, and for the fiscal year ended on, December 31, 2012.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Dated: March 28, 2013	“Tam Nguyen” Tam Nguyen Chief Financial Officer

This certification is being furnished solely to accompany this Report pursuant to 18 U.S.C. Section 1350, and is not being filed for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise, and is not to be incorporated by reference into any filing of the Company unless such incorporation is expressly referenced within.

Northcore Technologies Inc. 77

EXHIBIT 15.1

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Audited Consolidated Financial Statements for the years ended December 31, 2012, and 2011

 78

MANAGEMENT’S REPORT
March 28, 2013

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

Jim Moskos CEO	Tam Nguyen CFO

Northcore Technologies Inc. 79

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Northcore Technologies Inc.

We have audited the accompanying consolidated financial statements of Northcore Technologies Inc., and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2012 and 2011 and the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2012 and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Northcore Technologies Inc., and its subsidiaries, as at December 31, 2012 and 2011, and its financial performance and its cash flows for each of the years in the three year period ended December 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements which describes the material uncertainties that cast substantial doubt about Northcore Technologies Inc.'s, and its subsidiaries, ability to continue as a going concern.

Licensed Public Accountants
Chartered Accountants
March 28, 2013
Toronto, Ontario

Northcore Technologies Inc. 80

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION As at December 31, 2012 and 2011 (in thousands of Canadian dollars)

	2012	2011

ASSETS
CURRENT
Cash	$21	$1,760
Short-term investments (Note 4)	41	-
Accounts receivable	171	187
Deposits and prepaid expenses	51	40
	284	1,987
INVESTMENT IN JOINT VENTURES (Note 5)	196	24
CAPITAL ASSETS (Note 6)	86	91
INTANGIBLE ASSETS (Note 7)	1,058	807
GOODWILL (Note 8)	1,091	-
TOTAL ASSETS	$2,715	$2,909

LIABILITIES
CURRENT
Operating line of credit (Note 4)	$33	$-
Accounts payable	448	239
Accrued liabilities	197	173
Deferred revenue	56	3
Current portion of contingent consideration (Note 8)	71	-
	805	415
CONTINGENT CONSIDERATION (Note 8)	63	-
TOTAL LIABILITIES	868	415
SHAREHOLDERS’ EQUITY
Share capital (Note 11)	118,332	117,359
Contributed surplus	4,149	3,586
Warrants (Note 12)	273	836
Stock options (Note 13)	4,099	3,690
Deficit	(125,006)	(122,977)
TOTAL SHAREHOLDERS’ EQUITY	1,847	2,494
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,715	$2,909

Going concern (Note 2)
Commitments and contingencies (Note 17)

On behalf of the Board:

Jim Moskos Director	Christopher Bulger Director

See accompanying notes to consolidated financial statements.

Northcore Technologies Inc. 81

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS For the years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars, except per share amounts)

	2012	2011	2010

Revenues (Note 14)	$1,362	$785	$582

Other income:
Income from GE Asset Manager, LLC (Note 5 (a))	82	69	43
Operating expenses:
General and administrative	1,685	1,670	1,440
Customer service and technology	1,113	726	734
Sales and marketing	225	260	188
Stock-based compensation (Note 13 (b))	425	1,873	517
Depreciation and amortization	61	32	22
Total operating expenses	3,509	4,561	2,901
Loss from operations	(2,065)	(3,707)	(2,276)

Finance costs:
Cash interest expense (Note 9 (c))	-	103	154
Accretion of secured subordinated notes (Note 9 (c))	-	124	115
Total finance costs	-	227	269
Other expenses:
Gain on settlement of debt (Note 9 (e))	-	-	(57)
Provision for impaired investment (Note 5 (c))	-	-	544
Total other expenses	-	-	487
Loss before recovery of income taxes	(2,065)	(3,934)	(3,032)
Recovery of income taxes	(36)	-	-
LOSS AND COMPREHENSIVE LOSS FOR THE YEAR	$(2,029)	$(3,934)	$(3,032)
LOSS PER SHARE, BASIC AND DILUTED	$(0.009)	$(0.020)	$(0.019)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED (000’s)	232,715	196,180	162,899

SUPPLEMENTAL DISCLOSURE OF OPERATING EXPENSES – See Note 18 (b)

See accompanying notes to consolidated financial statements

Northcore Technologies Inc. 82

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY As at December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

	Share Capital	Contributed Surplus	Warrants	Stock Options	Other Options	Conversion Feature on Secured Notes	Deficit	Total
Opening balance – January 1, 2010	$110,240	$3,074	$490	$1,435	$-	$547	$(116,011)	$(228)
Changes:
Conversion of notes	117	-	41	-	-	(89)	-	69
Equity private placement	461	-	164	-	-	-	-	625
Equity line of credit	(308)	-	562	-	-	-	-	254
Exercise of warrants	202	-	(32)	-	-	-	-	170
Expiry of warrants	-	391	(391)	-	-	-	-	-
Payment of interest	48	-	-	-	-	-	-	48
Exercise of stock options	7	-	-	(3)	-	-	-	4
Stock-based compensation	-	-	-	517	-	-	-	517
Loss for the period	-	-	-	-	-	-	(3,032)	(3,032)
Closing balance – December 31, 2010	$110,767	$3,462	$834	$1,949	$-	$458	$(119,043)	$(1,573)

Changes in 2011:
Conversion of notes	1,081	-	207	-	-	(458)	-	830
Equity private placement	456	-	149	-	108	-	-	713
Acquisition of intellectual properties	630	-	-	-	-	-	-	630
Warrants issued for debt settlement	-	-	200	-	-	-	-	200
Exercise of warrants	3,854	-	(477)	-	-	-	-	3,377
Exercise of compensation options	241	-	47	-	(108)	-	-	180
Expiry of warrants	-	124	(124)	-	-	-	-	-
Payment of interest	1	-	-	-	-	-	-	1
Exercise of stock options	329	-	-	(132)	-	-	-	197
Stock-based compensation	-	-	-	1,873	-	-	-	1,873
Loss for the period	-	-	-	-	-	-	(3,934)	(3,934)
Closing balance – December 31, 2011	$117,359	$3,586	$836	$3,690	$-	$-	$(122,977)	$2,494

Changes in 2012:
Shares issued for acquisition of businesses	933	-	-	-	-	-	-	933
Expiry of warrants	-	563	(563)	-	-	-	-	-
Exercise of stock options	40	-	-	(16)	-	-	-	24
Stock-based compensation	-	-	-	425	-	-	-	425
Loss for the period	-	-	-	-	-	-	(2,029)	(2,029)
Closing balance – December 31, 2012	$118,332	$4,149	$273	$4,099	$-	$-	$(125,006)	$1,847

See accompanying notes to consolidated financial statements.

Northcore Technologies Inc. 83

CONSOLIDATED STATEMENTS OF CASH FLOWS Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

	2012	2011	2010
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES

OPERATING
Loss for the year	$(2,029)	$(3,934)	$(3,032)
Adjustments for:
Income from GE Asset Manager, LLC (Note 5 (a))	(82)	(69)	(43)
Stock-based compensation	425	1,873	517
Depreciation and amortization	61	32	22
Recovery of income taxes	(36)	-	-
Cash interest expense	-	103	154
Accretion of secured subordinated notes	-	124	115
Gain on settlement of debt (Note 9 (e))	-	-	(57)
Provision for impaired investment (Note 5(c))	-	-	544
	(1,661)	(1,871)	(1,780)
Changes in non-cash operating working capital (Note 18)	216	(19)	200
	(1,445)	(1,890)	(1,580)

INVESTING
Increase in short-term investments	(1)	-	-
Investment in Dealco (Note 5 (b))	(167)	-	-
Cash distribution from investment in GE Asset Manager, LLC (Note 5 (a))	77	60	60
Purchase of capital assets	(34)	(92)	(6)
Acquisition of intangible assets (Note 7)	(129)	(177)	-
Acquisition of businesses, net of cash acquired (Note 8)	(97)	-	-
	(351)	(209)	54

FINANCING
Stock options exercised (Note 13 (c))	24	197	4
Proceeds from operating line of credit (Note 4)	33	-	-
Proceeds from issuance of notes payable	-	-	859
Repayment of notes payable (Note 9)	-	(530)	(465)
Issuance of equity and compensation units (Note 11)	-	1,018	1,008
Share issuance costs (Note 11 (d))	-	(125)	(129)
Warrants exercised (Note 12 (c))	-	3,377	170
Interest paid	-	(129)	(80)
	57	3,808	1,367
NET CASH INFLOW (OUTFLOW) DURING THE YEAR	(1,739)	1,709	(159)
CASH, BEGINNING OF YEAR	1,760	51	210
CASH, END OF YEAR	$21	$1,760	$51

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES – See Note 18

See accompanying notes to consolidated financial statements.

Northcore Technologies Inc. 84

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010
(in Canadian dollars)

1.  DESCRIPTION OF BUSINESS

Northcore Technologies Inc. (“Northcore” or the “Company”) provides enterprise level software products and services that enable its customers to purchase, manage and dispose of capital equipment.  Utilizing award-winning, multi-patented technology, as well as powerful, holistic Social Commerce tools, Northcore's solutions support customers throughout the entire asset lifecycle.  Northcore’s portfolio companies include Envision Online Media Inc. (“Envision”), a specialist in the delivery of content management solutions.

Northcore owns 50 percent of GE Asset Manager, LLC (“GE Asset Manager” or “GEAM”), a joint business venture with GE Capital Corporation, through its business division GE Commercial Finance, Capital Solutions.

Northcore’s shares trade on both the Toronto Stock Exchange (TSX: NTI) and the OTC Bulletin Board (OTCBB: NTLNF).  The principal and registered office of the Company is located at 302 The East Mall, Suite 300, Toronto, Ontario, Canada, M9B 6C7.

2.  GOING CONCERN

While the accompanying consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, certain adverse conditions and events cast substantial doubt upon the validity of this assumption.  Financial statements are required to be prepared on a going concern basis unless management either intends to liquidate the Company or cease trading or has no realistic alternative but to do so within the foreseeable future.  The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of operations.  The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations.  The continued existence beyond 2012 is dependent on the Company’s ability to increase revenue from existing products and services, and to expand the scope of its product offering which entails a combination of internally developed software and business ventures with third parties, and to raise additional financing.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings will be successful.

These consolidated financial statements do not include adjustments or disclosures that may result from the Company’s inability to continue as a going concern.  If the going concern assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, and the reported losses and the classifications used in the statements of financial position.

3.  SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  These consolidated financial statements have been prepared on a historical cost basis other than certain financial assets and liabilities measured at fair value.

These statements were authorized for issuance by the Board of Directors of the Company on March 28, 2013.

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Envision Online Media Inc., Kahootkids! Inc., and ADB USA Inc.  Investments in associates and interests in joint ventures are accounted for using the equity method.  Intercompany balances and transactions are eliminated on consolidation.

Northcore Technologies Inc. 85

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010
(in Canadian dollars)

Foreign Currencies
The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional and presentation currency.  The functional currency of the Company’s foreign subsidiaries is the Canadian dollar.  The Company translates monetary assets and liabilities at the exchange rates in effect on the balance sheet date.  Non-monetary assets are translated at historic exchange rates.  Revenue and expense amounts are translated using the average monthly exchange rates except depreciation of capital assets, which is translated at historic exchange rates.  Gains and losses from foreign exchange translations are included in the statement of operations.

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

Intellectual properties                                               5 - 10 years

Intellectual properties are comprised of customer lists, trade names and acquired technologies.  Residual values and useful lives are reviewed at the end of each reporting period and adjusted if appropriate.

Northcore Technologies Inc. 86

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010
(in Canadian dollars)

Research and Product Development Costs
The Company incurs costs associated with the design and development of new products.  Expenditures during the research phase are expensed as incurred.  Expenditures during the development phase are capitalized if the Company can demonstrate each of the following criteria are met: i) the technical feasibility of completing the intangible asset so that it will be available for use or sale, ii) its intention to complete the intangible asset and use or sell it, iii) its ability to use or sell the intangible asset, iv) how the intangible asset will generate probable future economic benefits, v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and vi) its ability to measure reliably the expenditure attributable to the intangible asset during its development; otherwise they are expensed as incurred.  During the year ended December 31, 2012, the Company capitalized $129,000 of development costs in connection with the Discount This Platform (See Note 7).

The costs of software internally developed for client applications through e-commerce enabling agreements and software licensing are expensed as incurred.  The costs associated with maintaining computer software programs are also recognized as an expense as incurred.

Impairment
Impairments are recorded when the recoverable amount of assets are less than their carrying amounts.  The recoverable amount is the higher of an asset’s fair value less cost to sell or its value in use.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash generating unit, for which the estimated future cash flows from the asset were not adjusted. Certain assumptions are required to be made in respect of highly uncertain matters including management’s expectations of future revenues, timing and quantum of future capital expenditure, long-term growth rates of subscribers and discount rates, to reflect the risks involved. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used.  Impairment losses, other than those relating to goodwill, are evaluated for potential reversals when events or changes in circumstances warrant such consideration.

The carrying values of capital and intangible assets with finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

Goodwill is not subject to amortization but is tested for impairment annually or whenever there is an indication that the asset may be impaired.

In addition, long-lived assets that are not amortized, such as equity investments, are subject to an annual impairment assessment.  Assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).

Cash-generating units (CGU) to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes.

An impairment loss is recognized if the carrying amount of an asset or cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the cash-generating unit on a pro rata basis.

Stock-based Compensation
The Company has a stock option plan for directors, officers and employees.  Each tranche in an award is considered a separate award with its own vesting period and grant date fair value.  The estimated fair value of each tranche is measured at the date of the grant using the Cox-Rubinstein binomial valuation model.  Compensation expense is recognized over the tranche’s vesting period, based on the number of awards expected to vest, with the offset credited to stock options.  Performance based options are expensed based upon achievement of specific criteria.  The number of awards expected to vest is reviewed quarterly, with any impact being recognized immediately.  When options are exercised, the amount received is credited to share capital and the fair value attributed to these options is transferred from stock options to share capital.

Northcore Technologies Inc. 87

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010
(in Canadian dollars)

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

Financial Instruments
Financial instruments are classified into one of these five categories: financial assets or liabilities at fair value through profit or loss (FVTPL); held-to-maturity; loans and receivables; available-for-sale financial assets; or financial liabilities measured at amortized cost.  All financial instruments, including derivatives, are measured in the statement of financial position at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost using the effective interest rate method.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows: financial assets or liabilities at FVTPL are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is de-recognized or impaired at which time the amounts would be recorded in net income.

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

The Company designated its accounts receivable as loans and receivables, which are measured at amortized cost.  The operating line of credit, accounts payable and accrued liabilities are classified as financial liabilities measured at amortized cost.  Cash, short-term investments and contingent consideration are designed as FVTPL.  The Company had neither available-for-sale, nor held-to-maturity instruments during the years ended December 31, 2012, 2011 and 2010.

The Company had no “other comprehensive income or loss” transactions during the years ended December 31, 2012, 2011 and 2010 and no opening or closing balances for accumulated other comprehensive income or loss.

Revenue Recognition

The Company’s revenues are derived from services (application and web development activities, software implementation and license fees, training and consulting, product maintenance and customer support) and application hosting fees.  Fees for services are billed separately from licenses of the Company’s products.

Revenue from the rendering of services is recognized when the following criteria are met:

•	The amount of revenue can be measured reliably;
•	The stage of completion can be measured reliably;
•	The receipt of economic benefits is probable; and
•	The costs incurred or to be incurred can be measured reliably.

Northcore Technologies Inc. 88

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010
(in Canadian dollars)

Revenue from the sale of goods is recognized when the following criteria are met:
•	The amount of revenue can be measured reliably;
•	The risks and rewards of ownership have been transferred to the buyer;
•	The receipt of economic benefits is probable; and
•	The costs incurred or to be incurred can be measured reliably.

In addition to the above general principles, the Company applies the following specific revenue recognition policies:

•	Application and Web Development Fees
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

Northcore Technologies Inc. 89

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010
(in Canadian dollars)

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

Use of Significant Accounting Estimates
The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting years.  These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future.  These estimates have been applied in a manner consistent with that in the prior periods and there are no known trends, commitments, events or uncertainties that the Company believes will materially affect the assumptions utilized in these consolidated financial statements.  Significant estimates made by the Company include the determination of identifiable assets in the business combination, the useful lives of intangible assets, the recoverable amount of intangible assets and goodwill, contingent consideration, valuation of stock-based payments and the expected requirements for non-operational funding.  Actual results could differ from these estimates.

The Company performed tests for impairment of goodwill at December 31, 2012.  The goodwill recorded in the consolidated financial statements relates to the acquisition of Envision and Kahootkids!.  The recoverable amount was estimated based on an assessment of its value in use using a discounted cash flow approach. The Company has made certain assumptions in determining the cash flow projections based on budgets approved by management and include management’s best estimate of expected market conditions. The cash flow projections include certain key assumptions regarding expected gross margins, current income tax rates and the purchase of property and equipment required to achieve revenue projections. The cash flow projections are discounted using the weighted average costs of capital that considers the uncertainties about the industry and assumptions relating to the sensitivity of the cash flows, depending on economic conditions and other events. Accordingly, it is reasonably possible that future changes in assumptions may negatively impact future valuations of goodwill and the Company would be required to recognize an impairment loss.

The Company determines the fair value stock-based compensation using the Cox-Rubinstein binomial valuation model, which requires management to make assumptions regarding the volatility rate, risk free interest rate, average share price, expect term and dividend yield.

RECENT ACCOUNTING PRONOUNCEMENTS

The following accounting standards, amendments and interpretations have been issued but are not yet effective for the Company. Management is currently assessing the impact of the new standards on the Company’s accounting policies and financial statement presentation.
•
IFRS 7, Financial Instruments: Disclosures was amended by the IASB in December 2011 to provide additional information about offsetting of financial assets and financial liabilities.  Additional disclosures will be required to enable users of financial statements to evaluate the effect or potential effect of netting arrangements on the entity’s financial position.  The amendments are effective for annual periods beginning on or after January 1, 2013.

Northcore Technologies Inc. 90

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010
(in Canadian dollars)

•
IFRS 9, Financial Instruments was issued by the IASB in October 2010 and will replace IAS 39, Financial Instruments: Recognition and Measurement.  IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39.  The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9.  The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39.  IFRS 9 is effective for annual periods beginning on or after January 1, 2015.

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

•
IAS 1, Presentation of Financial Statements was amended by the IASB in June 2011 in order to align the presentation of items in other comprehensive income with U.S. GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified.  The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged.  The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012.

4.  SHORT-TERM INVESTMENTS AND OPERATING LINE OF CREDIT

Short-term investments include a Guaranteed Investment Certificate (GIC) of $41,000 with an annual interest rate of 0.75 percent.  The short-term investment is currently used as security for the Canadian Imperial Bank of Commerce (“CIBC”) in connection with the operating line of credit.

The Company has an operating line of credit of $150,000 available with CIBC.  The line of credit bears interest at CIBC prime rate plus 1.75 percent and is due on demand.  The line of credit is secured by a GIC in the amount of $41,000, a general security agreement over the assets of the Company and a personal guarantee from a director.  The balance in the operating line of credit as at December 31, 2012 is $33,000 (2011 - $nil).

5.   INVESTMENTS IN JOINT VENTURES

a)  Investment in GE Asset Manager, LLC

On September 23, 2003 the Company established a joint venture with GE Commercial Finance, with each entity holding a 50 percent interest in the joint venture.  The joint venture was formed as a Delaware Limited Liability Company and operates under the name of GE Asset Manager, LLC (“GEAM”).  The principal office of GEAM is located at 44 Old Ridgebury Road, Danbury, Connecticut.  The joint business venture develops and markets asset management technology solutions to customers in a broad range of industries.

During the year ended December 31, 2012, the Company’s share of income from GEAM and cash distributions were $82,000 (2011 - $69,000, 2010 - $43,000) and $77,000 (2011 - $60,000, 2010 - $60,000), respectively.  The Investment in GEAM balance as at December 31, 2012 is $29,000 (December 31, 2011 - $24,000).

The following is a summary of the statement of financial position as at December 31, 2012 and 2011, and the statement of operations and cash flows of GEAM for each of the years in the three year period ended December 31, 2012.

Northcore Technologies Inc. 91

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010
(in Canadian dollars)

GE ASSET MANAGER, LLC	December 31, 2012	December 31, 2011
	(in thousands)
Statement of Financial Position
Assets Cash	$10	$91
Accounts receivable	54	13
Total assets	$64	$104
Liabilities and Equity
Accounts payable	$7	$-
Deferred revenue	-	55
Equity	57	49
Total liabilities and equity	$64	$104

GE ASSET MANAGER, LLC	2012	2011	2010
Statement of Operations	(in thousands)
Operating revenue	$172	$147	$104
Operating expenses	(8)	(9)	(18)
Net income	$164	$138	$86

GE ASSET MANAGER, LLC	2012	2011	2010
Statement of Cash Flows	(in thousands)
Operating activities	$(81)	$11	$50
Investing activities	-	-	-
Financing activities	-	-	-
Net cash inflows (outflows)	$(81)	$11	$50

b)	Investment in Dealco Inc.
During the year ended December 31, 2012, the Company subscribed for a 50 percent interest in Dealco Inc. (“Dealco”) by paying $150,000 cash, with 2170773 Ontario Limited and Jety Holdings Inc., each holding 25 percent interest in the Dealco.  Dealco was incorporated under the laws of the Province of Ontario with its principal office located at 1152 Yonge Street, Toronto, Ontario.  Dealco is a Toronto based technology company servicing the daily deal and online e-commerce industries.

The Company incurred transaction costs in the amount of $17,000 and recorded as part of the initial investment.  The investment in Dealco balance as at December 31, 2012 is $167,000.  There were no significant operations in Dealco during the period from inception to December 31, 2012.

c)	Investment in Southcore Technologies Limited
During the year ended December 31, 2010, the Company wrote off the investment in Southcore as the Company determined that there was an other than temporary decline in the value of the investment.  The contingent shares were cancelled and the investment in Southcore was wound-up during the year ended December 31, 2010.

Northcore Technologies Inc. 92

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010
(in Canadian dollars)

6. CAPITAL ASSETS

The following summarizes the change in carrying values of capital assets:

	Computer Hardware	Computer Software	Furniture and Fixtures	Leasehold Improvements	Total
				(in thousands)
Cost:
January 1, 2011	$139	$15	$-	$27	$181
Additions	38	-	11	43	92
December 31, 2011	$177	$15	$11	$70	$273
Acquisition of Envision	1	1	5	1	8
Additions	11	23	-	-	34
December 31, 2012	$189	$39	$16	$71	$315
Accumulated depreciation:
January 1, 2011	$114	$9	$-	$27	$150
Depreciation for the year	20	6	1	5	32
December 31, 2011	$134	$15	$1	$32	$182
Depreciation for the year	27	3	3	14	47
December 31, 2012	$161	$18	$4	$46	$229
Carrying amount:
January 1, 2011	$25	$6	$-	$-	$31
December 31, 2011	$43	$-	$10	$38	$91
December 31, 2012	$28	$21	$12	$25	$86

7. INTANGIBLE ASSETS

a)	Intangible assets are comprised of the following:

	2012	2011
	(in thousands)
Discount This Group Purchase Platform (Note 7 (b))	$936	$807
Envision Customer List (Note 7 (c))	28	-
Envision Trade Name (Note 7 (c))	60	-
Kuklamoo Technology (Note 7 (d))	48	-
Amortization of intangible assets	(14)	-
	$1,058	$807

b)	Discount This Group Purchase Platform
On December 28, 2011, the Company acquired all the Intellectual Property of Discount This Holdings Limited (“Discount This”), commonly known as the “Discount This Group Purchase Platform”.  In consideration of this asset acquisition, the purchase price of $630,000 was satisfied by the issuance of 4,500,000 common shares of Northcore at $0.14 per share.  In addition, direct acquisition costs in the amount of $177,000, comprised of consulting, legal and filing fees, were capitalized upon this close of the transaction. The balance of the Discount This Group Purchase Platform as at December 31, 2011 was $807,000.

Northcore Technologies Inc. 93

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010
(in Canadian dollars)

During the year ended December 31, 2012, the Company incurred direct costs in the amount of $129,000 in connection with the development and enhancement of the Discount This Group Purchase Platform.  In accordance with IAS 38, Intangible Assets, the direct costs were capitalized. The balance of the Discount This Group Purchase Platform as at December 31, 2012 is $936,000.

Management has determined the estimated useful life of the Discount This Group Purchase Platform to be 5 years.  Starting in 2013, amortization will be recorded on a straight-line basis over the useful life of 5 years as the commercialization of the Discount This Group Purchase Platform is expected to begin.  If the Discount This Group Purchase Platform is sold or licensed to a third party within the two year period following December 28, 2011, Discount This will be entitled to an additional cash payment of 10 percent of the associated proceeds.  No amounts have been accrued as at December 31, 2012 (2011 - $nil).

c)	Envision Customer List and Trade Name
The Envision Customer List and Trade Name were acquired in connection with the acquisition of Envision on March 27, 2012.  The fair values of the Envision Customer List and Trade Name are $28,000 and $60,000, respectively, and were determined by an independent third party valuation (See Note 8).  Management has determined the useful life of the Envision Customer List and Trade Name to be 10 years.  Amortization was recorded on a straight-line basis over the useful life of 10 years.

d)	Kuklamoo Technology
Kuklamoo Technology was acquired in connection with the acquisition of Kuklamoo on March 27, 2012.  The fair value of the Kuklamoo Technology of $48,000 was determined by an independent third party valuation (See Note 8).  Management has determined the useful life of the Kuklamoo Technology to be 5 years.  Amortization was recorded on a straight-line basis over the useful life of 5 years.

8. ACQUISITION OF BUSINESSES

On March 27, 2012, the Company acquired 100 percent of the outstanding shares of Envision, a specialist in the delivery of content management solutions. As part of the same transaction, the Company also acquired from common shareholders, 85 percent of the outstanding shares of Kuklamoo, a group discount and community portal targeting young families with children.

The purchase price was satisfied by the issuance of 7,778,000 common shares valued at $933,000 based on the Company’s closing share price of $0.12 on March 27, 2012.  In addition, a cash payment of $100,000 was paid at closing, with the remaining $200,000 to be paid over the next two years, subject to achieving specific performance criteria as set out by the Company.  IFRS 3, Business Combinations, requires the contingent cash payment to be measured at fair value as at the acquisition date.  The Company has determined the fair value of the contingent cash payment at inception to be $134,000 based on a discount rate of 13 percent and 80 percent probability of the performance criteria being satisfied.

Post acquisition revenues and net income of Envision and Kuklamoo are $695,000 (Services - $547,000, Hosting - $148,000) and $21,000, respectively.  Had this acquisition occurred at the beginning of the fiscal year, revenues and net loss for the twelve months period would have been $868,000 and $27,000, respectively.

The consideration transferred and acquisition date fair values assigned to Envision and Kuklamoo’s assets acquired and liabilities assumed are as follows:

Northcore Technologies Inc. 94

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010
(in Canadian dollars)

      Total Purchase Price:
Amount
(in thousands)
Cash	$100
Common shares (7,778,000 at $0.12 per share)	933
Net present value of estimated future payments	134
Total Purchase Price	$1,167

      Acquisition Date Fair Values:
Amount
(in thousands)
Cash	$3
Short-term investments	40
Accounts receivable	79
Deposits and prepaid expenses	15
Capital assets	8
Accounts payable	(101)
Accrued liabilities	(33)
Deferred revenue	(35)
Deferred tax liability	(36)
Total net assets	(60)
Envision customer list (Note 7 (c))	28
Envision trade name (Note 7 (c))	60
Kuklamoo technology (Note 7 (d))	48
Goodwill	1,091
Total Purchase Price	$1,167

The change in the purchase price allocation from the quarter ended March 31, 2012 was due to the Company setting up a deferred revenue balance in the amount of $35,000 at the acquisition date.

Envision’s customer base, technological expertise and geographic reach are all highly synergistic to Northcore’s stated objectives of expansion within the Social Commerce arena.  In addition, the skill set of the Envision team is completely complementary to Northcore and will allow the conjoined entity to target a higher tier of business development opportunities.

Goodwill of $1,091,000 represents the excess of purchase price over the fair values of net assets acquired, none of which is deductible for tax purposes. The fair values of Envision Customer List and Trade Name in the amount of $28,000 and $60,000, respectively, and Kuklamoo technology in the amount of $48,000 were determined by independent third party valuation of the fair values of assets acquired and liabilities assumed.  Acquisition related costs in the amount of $25,000 were expensed as incurred.

During the quarter ended June 30, 2012, the Company acquired the remaining 15 percent of Kuklamoo.  As consideration, the Company agreed to pay 15 percent of the cumulative profits of Kuklamoo in the event of sale of Kuklamoo to a third party.  No provision has been recorded for this contingent consideration.

Northcore Technologies Inc. 95

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010
(in Canadian dollars)

9. SECURED SUBORDINATED NOTES AND NOTES PAYABLE

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

b)
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

Northcore Technologies Inc. 96

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010
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

c)
During the year ended December 31, 2012, the Company recorded cash interest expense aggregating $nil (2011 - $103,000, 2010 - $154,000) and interest accretion of $nil (2011 - $124,000, 2010 - $115,000).

d)	The following summarizes the change in the face and carrying values of the liability and equity components of the secured subordinated notes.

Secured Subordinated Notes (liability component)	2012		2011
	Face Value	Carrying Value	Face Value	Carrying Value
	(in thousands)
Opening balance	$-	$-	$960	$705
Accreted (non-cash) interest	-	-	-	124
Conversion of notes:
Series N (Note 9 (a))	-	-	(600)	(592)
Series L (Note 9 (b))	-	-	(360)	(237)
Closing balance	$-	$-	$-	$-

Conversion Features on Secured Subordinated Notes Including Conversion of Attached Warrants	2012		2011
	Common Shares Issuable	Carrying Value	Common Shares Issuable	Carrying Value
	(in thousands of shares and dollars)
Opening balance	-	$-	19,200	$458
Conversion of notes:
Series N (Note 9 (a))	-	-	(12,000)	(237)
Series L (Note 9 (b))	-	-	(7,200)	(221)
Closing balance	-	$-	-	$-

Northcore Technologies Inc. 97

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010
(in Canadian dollars)

e)
The During the year ended December 31, 2010, the Company reached a settlement agreement with the Series G debt holders by paying $86,000 in full settlement of the outstanding balance of $143,000, which included accrued interest of $17,000 recorded in 2010.  As a result of this transaction, the Company recorded a gain on debt settlement of notes payable of $57,000.

10. INCOME TAXES

The Company accounts for income taxes under the asset and liability method.  Under the asset and liability method, a deferred tax asset is recorded based upon tax losses carried forward and differences in tax and accounting values in the Company’s assets and liabilities.  The tax asset is reduced to the extent that it is probable that the asset would not be realized.  At December 31, 2012 and 2011, the Company recognized none of the temporary differences noted below.

	2012	2011
	(in thousands)
DEFERRED TAX ASSET
Tax losses carried forward	$7,705	$6,916
Difference in tax and accounting valuations
for capital assets and investments	60	76
	7,765	6,992
Temporary differences not recognized	(7,765)	(6,992)
Deferred tax asset	$-	$-

The provision for income taxes differs from the amount computed by applying the combined Canadian Federal and Provincial statutory income tax rate of 26.5 percent (2011 – 28 percent) to the loss from continuing operations before income taxes.  The sources and tax effects of the differences are indicated below.

	2012	2011
	(in thousands)
PROVISION FOR INCOME TAXES
Income taxes at statutory rate	$(537)	$(1,112)
Change in enacted rates	(420)	63
Non-deductible interest on subordinated notes	-	35
Stock-based compensation not deductible for tax	113	529
Expiry of warrants	37	-
Impact of business combination	36	-
Loss carry-forwards not recognized	773	414
Other	(38)	71
Recovery of income taxes	$(36)	$-

Tax loss carry-forwards at December 31, 2012 expire as follows:

Year	Amount
(in thousands)
2014	$ 3,047
2015	3,351
2026	2,588
2027	2,050
2028	1,969
2029	1,700
2030	1,741
2031 2032	1,985 1,600
Tax loss carry-forwards that do not expire	9,045
$ 29,076

Northcore Technologies Inc. 98

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010
(in Canadian dollars)

The Company has net operating loss carry-forwards of $20,031,000 that expire in years 2014 through 2032, and indefinite loss carry-forwards of $9,045,000.  The indefinite loss carry-forwards are comprised of net capital losses from continuing Canadian operations of $3,937,000 and from discontinued operations of $5,108,000, which are available to reduce future year’s capital gains.

11. SHARE CAPITAL

a)	Authorized
Unlimited number of common shares
Unlimited number of preference shares – issuable in series

b) Outstanding Common Shares

	2012		2011
	Number	Amount	Number	Amount
	(in thousands of shares and dollars)
Opening balance	226,598	$117,359	172,170	$110,767
Shares issued pursuant to:
Acquisition of businesses (Note 8)	7,778	933	-	-
Stock options exercised (Note 13 (c))	250	40	1,334	329
Conversion of subordinated notes (Note 9 (a) and (b))	-	-	9,600	1,081
Payment of interest (Note 11 (c))	-	-	6	1
Equity private placements (Note 11 (d))	-	-	10,478	456
Exercise of compensation options (Note 11 (d))	-	-	2,250	241
Warrants exercised (Note 12 (d))	-	-	26,260	3,854
Acquisition of intellectual properties (Note 7 (b))	-	-	4,500	630
Closing balance	234,626	$118,332	226,598	$117,359

c)	Payment of Interest
During the year ended December 31, 2011, accrued interest in the amount of $1,000 relating to Series L notes was settled through the issuance of 6,000 common shares based on an average fair value of $0.18 per share.

d)	Equity Private Placements
During the year ended December 31, 2011, the Company completed a transaction resulting in the issuance of 10,478,000 equity units, priced at $0.08 per unit, for gross proceeds of $838,000 and net proceeds of $713,000 after deducting financing costs of $125,000.  Each equity unit consisted of one common share and one warrant.  Each warrant may be converted into a common share at an exercise price of $0.12, at any time prior to February 14, 2013.  These warrants were exercised during 2011.

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

Northcore Technologies Inc. 99

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010
(in Canadian dollars)

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

12.	WARRANTS

a)	The following table summarizes the transactions within warrants.

	2012		2011
	Number	Amount	Number	Amount
	(in thousands of warrants and dollars)
Opening balance	11,665	$836	15,818	$834
Warrants issued pursuant to:
Warrants expired (Note 12 (b))	(6,000)	(563)	(3,121)	(124)
Conversion of subordinated notes (Note 9 (a) and (b))	-	-	9,600	207
Equity private placements (Note 11 (d))	-	-	10,478	149
Exercise of compensation options (Note 11 (d))	-	-	2,250	47
Debt settlement (Note 12 (c))	-	-	2,900	200
Warrants exercised (Note 12 (d))	-	-	(26,260)	(477)
Closing balance	5,665	$273	11,665	$836

b)	Warrants Expired
During the year ended December 31, 2012, 6,000,000 warrants (book value of $563,000) in connection with an equity line of credit in 2010 expired unexercised and were accordingly cancelled.

During the year ended December 31, 2011, 3,121,000 warrants (book value of $124,000) in connection with private placements in 2009, 2010 and 2011 expired unexercised and were accordingly cancelled.

c)	Warrants Issued For Debt Settlement
During the year ended December 31, 2011, the Company issued 2,900,000 warrants for full settlement of recruiting fees to a third party in the amount of $200,000.  The warrants have an exercise price of $0.315 and an expiry date of June 29, 2013.  This transaction was measured at the fair value of the services received by the Company.

d)	Warrants Exercised
During the year ended December 31, 2011, Series L and N note holders, along with warrant holders from equity private placements in 2010 and 2011, exercised 26,260,000 common share-purchase warrants (book value of $477,000) for total proceeds of $3,377,000.

e)	Fair Value of Warrants Issued
The Company determined the weighted average fair value of warrants issued in 2011 using the Cox-Rubinstein binomial valuation model with the following assumptions on a weighted average basis:

2011
Share price	$0.16
Dividend yield	-
Risk free interest rate	1.9%
Volatility	103.6%
Expected term, in years	2.0

Northcore Technologies Inc. 100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010
(in Canadian dollars)

Volatility was calculated based on historical volatility of the Company’s share price consistent with the term of the warrants issued.

13.	STOCK OPTIONS

a)	The following table summarizes the transactions within stock options.

	2012		2011
	Number	Amount	Number	Amount
	(in thousands of warrants and dollars)
Opening balance	19,290	$3,690	10,946	$1,949
Granted	6,875	-	10,150	-
Exercised (Note 13 (c))	(250)	(16)	(1,334)	(132)
Forfeited/Cancelled	(6,416)	-	(472)	-
Stock-based compensation expense	-	425	-	1,873
Closing balance	19,499	$4,099	19,290	$3,690

b)	Employee Stock Options
The Company has a stock option plan which provides for the issuance of stock options to employees, which may expire as much as 10 years from the date of grant, at prices not less than the fair market value of the common shares on the date of grant. A total of 35,000,000 options have been authorized by the Company’s shareholders for issuance under the stock option plan.

The Management Resources and Compensation Committee of the Board of Directors reserves the right to determine the vesting periods of stock options granted.  The options expire between 2013 and 2017.

A summary of the status of the Company’s outstanding options at December 31, 2012 is as follows:

Exercise Prices	Number of Options Outstanding (in thousands)	Remaining Contractual Life (in years)	Number of Options Exercisable (in thousands)
$ 0.09	4,570	4.3	3,838
$ 0.10	4,247	2.3	3,247
$ 0.12	290	1.3	290
$ 0.19	2,420	3.3	2,420
$ 0.20	3,255	2.1	3,255
$ 0.32	4,717	3.4	4,717
	19,499		17,767

The aggregate exercise price for employee options outstanding at December 31, 2012 was approximately $3,432,000 (2011 - $4,079,000).

During the year ended December 31, 2012, the Company granted 6,875,000 stock options to employees, officers and directors of the Company.  The options have a weighted average exercise price of $0.09 and an expiry date of five years from the date of the grant.  The weighted average grant date fair value of $0.06 per option was valued using the Cox-Rubinstein binomial valuation model based on the below assumptions.

Northcore Technologies Inc. 101

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010
(in Canadian dollars)

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

The Company determined the weighted average fair value of employee stock option grants using the Cox-Rubinstein binomial valuation model with the following assumptions on a weighted average basis:

	2012	2011	2010
Share price	$0.09	$0.27	$0.15
Dividend yield	-	-	-
Risk free interest rate	1.5%	2.5%	2.6%
Volatility	114%	100.3%	89.1%
Expected term, in years	4.4	5	5

Volatility was calculated based on historical volatility of the Company’s share price consistent with the term of the options granted.

The Company records compensation expense for stock options granted to employees and directors based on the fair value method of accounting.  For the year ended December 31, 2012, the employee stock-based compensation expense was $425,000 (2011 - $1,873,000, 2010 - $517,000).

c)
During the year ended December 31, 2012, total proceeds of $24,000 were realized from the exercise of 250,000 stock options (book value of $16,000) at an average exercise price of $0.10.  The average trading price at the time of exercise of these options was $0.11.

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

14.	REVENUES

Revenues are comprised of the following:

	2012	2011	2010
		(in thousands)
Services	$969	$543	$317
Hosting fees	393	242	255
Royalty fees	-	-	10
	$1,362	$785	$582

Northcore Technologies Inc. 102

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010
(in Canadian dollars)

15.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS

a)	Financial Instruments

The Company has classified its financial instruments as follows:

	2012	2011
	(in thousands)
Financial Assets:
Fair value through profit and loss
Cash	$21	$1,760
Short-term investments	41	-
Loans and receivables, recorded at amortized cost
Accounts receivable	171	187
Financial Liabilities:
Fair value through profit and loss
Operating line of credit	33	-
Contingent consideration	134	-
Financial liabilities measured at amortized cost
Accounts payable and accrued liabilities	645	412

The Company had neither available-for-sale, nor held-to-maturity financial instruments as at December 31, 2012 and 2011.

b)	Financial Risk Factors

Foreign Exchange Risk
The Company’s revenue from software licensing and related services and e-commerce enabling agreements is transacted in Canadian and U.S. dollar currencies.  As a portion of the Company’s revenues are realized in U.S. dollars and expenses are transacted in Canadian dollars, the appreciation of the U.S. dollar against the Canadian dollar may have a favorable impact on results.  The Company does not use derivative instruments to manage exposure to foreign exchange fluctuations.  During the year ended December 31, 2012, the Company incurred foreign exchange losses in the amount of $7,000 (2011 - $3,000, 2010 - $24,000), which is recorded in general and administrative expenses.

Interest Rate Risk
The Company has limited exposure to fluctuations in interest rates due to the Company’s debt instruments bearing fixed interest rates, with the exception of the operating line of credit bearing a floating interest rate, which the Company does not consider to be significant.  The Company does not use derivative instruments to reduce its exposure to interest rate risk.

Credit Risk
Credit risk arises from the potential that a customer will fail to meet its contractual obligations under a software licensing and related services agreement or an e-commerce enabling agreement.

The Company invests its cash and short-term investments in investments that are of high credit quality.  Given these high credit ratings, the Company does not expect any investees to fail to meet their obligations.

In 2012, one customer accounted for 31 percent (2011 – two customers accounted for 50 percent and 31 percent, respectively, 2010 – one customer accounted for 75 percent) of total revenues.  At December 31, 2012, no customers accounted for more than 10 percent (2011 – three customers accounted for 42 percent, 18 percent and 12 percent, respectively) of total accounts receivable.

Northcore Technologies Inc. 103

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010
(in Canadian dollars)

The following table summarizes the aging of accounts receivable as at:

	December 31, 2012	December 31, 2011
	(in thousands)
Current	$87	$144
Past due (61-120 days)	46	36
Past due (> 120 days)	38	7
	$171	$187

The allowance for doubtful accounts recorded as at December 31, 2012 was $nil (2011 - $nil), as the majority of amounts past due at December 31, 2012 were subsequently collected.

Fair Value
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The Company’s financial instruments carried at fair value on the statement of financial position, consists of cash, short-term investments and contingent consideration.  Cash and short-term investments are valued using quoted market prices (Level 1).  There were no financial instruments categorized using observable market inputs (Level 2).  Contingent consideration is valued using valuation techniques using non-observable market inputs (Level 3) as at December 31, 2012.

The fair value of monetary assets and liabilities approximates amounts at which they would be exchanged between knowledgeable and unrelated persons.

Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due, as disclosed in Note 2.  The Company’s accounts payable and accrued liabilities are due within the current fiscal year.  The contingent consideration is due over a period of two years.  The Company manages its liquidity risk by continuously monitoring forecast and actual cash flows.

16. CAPITAL DISCLOSURES

The Company’s objective when managing capital is to safeguard its accumulated capital in order to provide adequate return to shareholders by maintaining sufficient levels of funds, in order to support and further expand upon the Company’s current base of products and services.

The capital structure of the Company consists of debt, net of cash and equity comprised of issued capital, contributed surplus and deficit.  The Company manages its capital structure and makes adjustments to it, based on the level of funds required to manage its operations.  In order to achieve these objectives, the Company invests its excess capital in highly liquid financial instruments.  The Company is required to secure its operating line of credit with a GIC (note 4).

There was no change in the capital management in the year.

Northcore Technologies Inc. 104

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010
(in Canadian dollars)

17. COMMITMENTS AND CONTINGENCIES

a)	Minimum payments under operating leases are as follows:
Year	Amount (in thousands)
2013	$ 222
2014	196
2015 2016 2017	66 66 50

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

d)	In connection with the acquisition of Kuklamoo, the Company agreed to pay 15 percent of the cumulative profits of Kuklamoo in the event of sale of Kuklamoo to a third party.

18. SUPPLEMENTAL INFORMATION

a)	Cash Flow
The following table sets forth the changes in non-cash operating working capital items resulting from the inflow (outflow) of cash in the year.

	2012	2011	2010
	(in thousands)
Accounts receivable	$95	$(36)	$63
Deposits and prepaid expenses	4	(4)	(1)
Accounts payable	108	(161)	69
Accrued liabilities	(9)	182	69
Deferred revenue	18	-	-
	$216	$(19)	$200

The following table summarizes the non-cash financing activities of the Company.

	2012	2011	2010
	(in thousands)
Issuance of common shares for acquisition of businesses (Note 8)	$933	$-	$-
Issuance of common shares in settlement of interest payments (Note 11 (c))	-	1	48
Reduction in debt from conversion of secured subordinated notes (Note 9 (d))	-	(829)	(68)
Reduction in conversion feature from conversion of secured subordinated notes (Note 9 (d))	-	(458)	(89)
Issuance of common shares for acquisition of intangible assets (Note 7 (b))	-	630	-
Issuance of warrants for settlement of trade payables (Note 12 (c))	-	200	-

Northcore Technologies Inc. 105

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010
(in Canadian dollars)

b)	Employee Benefits
For the year ended December 31, 2012, employee benefits expense amounted to $1,853,000 (2011 - $1,447,000, 2010 - $1,356,000).

19. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2012, interest payments relating to the secured subordinated notes totaling $nil (2011 - $1,000, 2010 - $1,000) were made to related parties.

Key management personnel compensation, comprised of the Company’s executive officers, is as follows:

	2012	2011	2010
	(in thousands)
Salaries and other benefits	$506	$430	$355
Stock-based compensation	286	741	144
	$792	$1,171	$499

Northcore Technologies Inc. 106

CORPORATE DIRECTORY – DECEMBER 31, 2012

DIRECTORS T. Christopher Bulger Chairman Jim Moskos Chief Executive Officer and Board Member Ryan Deslippe Board Member
CORPORATE OFFICE

Northcore Technologies Inc.
302 The East Mall, Suite 300
Toronto, Ontario M9B 6C7
1 888 287 7467

AUDITORS

Collins Barrow Toronto LLP
11 King Street, West, Suite 700
Toronto, Ontario, M5H 4C7

ADDITIONAL SHAREHOLDER INFORMATION

Website:
www.northcore.com

Email:
investor-relations@northcore.com

SHARES OUTSTANDING

As at December 31, 2012:
234,625,479 common shares

REGISTRAR & TRANSFER AGENT

Equity Financial Trust Company
200 University Avenue, Suite 400
Toronto, ON M5H 4H1

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange (TSX)
    Symbol: NTI

OTC Bulletin Board (OTCBB)
 Symbol: NTLNF

© 2012 Northcore Technologies Inc.

SHARE PURCHASE AGREEMENT

BETWEEN

SHAREHOLDERS OF ENVISION ONLINE MEDIA INC. AND KAHOOTKIDS! INC.

AND

NORTHCORE TECHNOLOGIES INC.

FOR THE PURCHASE OF CERTAIN SHARES OF

ENVISION ONLINE MEDIA INC.

AND

KAHOOTKIDS! INC.

March 27, 2012

                                                                                                                     EXHIBIT 15.4
THIS AGREEMENT made as of the 27 day of March, 2012

B E T W E E N :

NORTHCORE TECHNOLOGIES INC.,
a corporation governed by the laws of Ontario,
(“Northcore” or the “Company”)

           and

ENVISION ONLINE MEDIA INC.,
a corporation governed by the laws of Canada,
(“Envision”)

           and

KAHOOTKIDS! INC.,
a corporation governed by the laws of Canada,
( “Kahoot”)

           and

SHAREHOLDERS OF ENVISION ONLINE MEDIA INC.,
(collectively, the “Envision Vendors” and each an “Envision Vendor”)

           and

SHAREHOLDERS OF KAHOOTKIDS! INC.,
(collectively, the “Kahoot Vendors” and each a “Kahoot Vendor”)

W I T N E S S E T H:

WHEREAS Envision and Kahoot are in the business of producing web sites and also provide web design and web development services to customers;

AND WHEREAS the Envision Vendors are the registered and beneficial owners of all of the issued and outstanding shares in the capital of Envision as set out in Appendix “A” (the “Purchased Envision Shares”);

AND WHEREAS the Kahoot Vendors are the registered and beneficial owners of all of the issued and outstanding shares in the capital of Kahoot as set out in Appendix “B” including the shares in the column marked “Selling” of such appendix (the “Purchased Kahoot Shares” and together with the Purchased Envision Shares, the “Purchased Shares”);

AND WHEREAS the Purchased Kahoot Shares constitute 85% of the issued and outstanding common shares of Kahoot;

AND WHEREAS Northcore wishes to purchase and the Envision Vendors wish to sell the Purchased Envision Shares on the terms and conditions set out in this Agreement;

AND WHEREAS Northcore wishes to purchase and the Kahoot Vendors wish to sell the Purchased Kahoot Shares on the terms and conditions set out in this Agreement;

AND WHEREAS the Parties have executed a term sheet (the “Term Sheet”) setting out certain terms and conditions that they wish to have apply to such purchases;

NOW, THEREFORE, in consideration of the promises, representations, warranties, agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound hereby, agree as follows:

DEFINITIONS AND INTERPRETATION

Section 1.1 Definitions.
When used in this Agreement, each of the following capitalized terms shall have the respective meanings set forth below:

“Affiliate” means, with respect to a Person, any corporation, partnership, proprietorship or other legal entity directly or indirectly controlled by, controlling, or under common control with another legal entity; “control” meaning, for purposes hereof, the effective power to elect at least a majority of the board or directors or other management body of a legal entity or to effectively direct the management of a legal entity, by the ownership of voting securities, by contract, or otherwise.

“Annual Incentives” means the bonus compensation payable to Todd Jamieson on April 1st of each year pursuant to the terms of the employment agreement to be executed pursuant to Section 4.1(f)(ii).

“Applicable Law” means:
(xvii) any applicable domestic or foreign law including any statute, subordinate legislation or treaty, and
(xviii) any applicable guideline, directive, rule, standard, requirement, policy, order, judgment, injunction, award or decree of a Governmental Authority having the force of law.

“Business Premises Lease” means the lease for 1150-201 Morrison Drive, Ottawa, Ontario.

“Business Day” means a day other than a Saturday, Sunday or statutory holiday in the Province of Ontario.

“Claim” means any actual or threatened civil, criminal, administrative, regulatory, arbitral or investigative inquiry, action, suit, investigation or proceeding and any claim or demand resulting therefrom or any other claim or demand of whatever nature or kind.

“Closing” means the completion of the Transactions pursuant to this Agreement as of the Closing Date.

“Closing Date” means the date on which Northcore delivers the Shares (as defined below) to the Vendors and the Vendors surrender the control of Envision and Kahoot (collectively the “Corporations”) to Northcore and deliver the Purchased Shares to Northcore, expected to be on or before March 31, 2012 or such other date as the Parties may agree.

“Compensation Policies” has the meaning set out in Section 5.1(9)(c).

“Confidential Information” means any and all non-public information of a Party or its Affiliates, whether or not related to the subject matter of this Agreement, which (i) is marked as confidential or with words of like effect, or (ii) is disclosed orally, but identified as confidential information by subsequent writing within five (5) days of such disclosure, or (iii) on its face is of such a nature that a reasonable business person would necessarily regard it as confidential. Confidential Information may include the non-public information of a Third Party that has disclosed such information to a Party or its Affiliates in the course of its business.

“Consent” means a license, permit, approval, consent, certificate, registration or authorization (including, without limitation, those made or issued by a Regulatory Authority, in respect of a Contract, or otherwise).

“Contract” means any agreement, understanding, indenture, contract, lease, deed of trust, license, option, instrument or other commitment, whether written of oral.

“Corporations” means Envision Online Media Inc. and Kahootkids! Inc. collectively and Corporation means one of them individually.

“EBITDA” is defined as Earnings Before Interest, Taxes, Depreciation, Amortization and Stock-based Compensation.

“Effective Date” means the date of this Agreement.

“Encumbrances” means claims, security interests, liens, pledges, charges, escrows, options, encumbrances, actions, proxies, rights of first refusal, pre-emptive rights, mortgages, hypothecations, assessments, prior assignments, title retention agreements, conditional sales agreements, indentures, deeds of trust, leases, levies or security agreements of any kind whatsoever imposed upon the subject property or item and any rights or privileges capable of becoming any of the foregoing.

“Environmental Law” means any Applicable Law relating to the environment including those pertaining to:
    reporting, licensing, permitting, investigating, remediating and cleaning up in connection with any presence or Release, or the threat of the same, of Hazardous Substances, and
    (xix) the manufacture, processing, distribution, use, treatment, storage, disposal, transport, handling and the like of Hazardous Substances, including those pertaining to occupational health and safety.

“Financial Statements” means the unaudited statements of income, changes in shareholders’ equity, and cash flows and balance sheets of each of the Corporations for the years ended December 31, 2011, December 31, 2010 and December 31, 2009.

“First Bonus Pool” has the meaning set out in Section 5.4.

“Governmental Authority” means any domestic or foreign legislative, executive, judicial or administrative body or person having or purporting to have jurisdiction in the relevant circumstances.

“Hazardous Substance” means any substance or material that is prohibited, controlled or regulated by any Governmental Authority pursuant to Environmental Laws.

“Indebtedness” means, as of any date, without duplication, the outstanding principal amount of, accrued and unpaid interest on and other payment obligations (including any fee, penalties, consent fees or prepayment premiums payable as a result of the consummation of the Transactions) arising under any obligations of either of the Corporations for (i) indebtedness for borrowed money owed by either Corporation whether secured or unsecured, (ii) indebtedness evidenced by any note, bond, debenture or other debt security, (iii) letters of credit, issued for the account of either Corporation, (iv) obligations under leases required in accordance with generally accepted accounting principles to be recorded as capital leases, (v) any obligation for the deferral of property or services, including all earn-out and other contingent payment obligations (other than trade payables and other current Liabilities incurred in the ordinary course of business), (vi) indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (vii) indebtedness for borrowed money secured by a purchase money security interest or other Encumbrance to secure all or part of the purchase price of the property subject to such purchase money security interest or other Encumbrance, (viii) indebtedness for borrowed money of any other person which is directly or indirectly guaranteed by either Corporation, (ix) indebtedness or payment obligations to any of the Vendors, and (x) all obligations to pay bonuses or other forms of compensation to directors, officers and employees of either Corporation as a direct result of the sale of the Transactions.

“Intellectual Property” means intellectual property of any nature and kind including all domestic and foreign trade-marks, business names, trade names, domain names, trading styles, patents, trade secrets, Software, industrial designs and copyrights, whether registered or unregistered, and all applications for registration thereof, and inventions, formulae, recipes, product formulations, processes and processing methods, technology and techniques, and know-how.

“Key Employees” means in the capacity of web designer, in the capacity of President, Creative Director, in the capacity of Lead Developer, and in the capacity of Senior Project Manager.

“Knowledge of the Vendors” means the actual knowledge of any of the Vendors.

“Lands” means all leasehold property and interests therein disclosed to Northcore, including all rights of way, licences or rights of occupation, easements or other similar rights of each Corporation in connection with such leasehold property.

“Law” or “Laws” means all requirements imposed by statutes, regulations, rules, ordinances, by-laws, decrees, codes, policies, judgments, orders, rulings, decisions, approvals, notices, permits, guidelines or directives of any Regulatory Authority.

“Liability” means, with respect to any person, any liability or obligation of such person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, and whether or not the same is required to be accrued on the financial statements of such person.

“Licensed Intellectual Property” means all Intellectual Property that is used by a Corporation but owned by another party.

“Losses” means all damages, fines, penalties, deficiencies, losses, liabilities (whether accrued, actual, contingent, latent or otherwise), costs, fees and expenses (including interest, court costs and reasonable fees and expenses of lawyers, accountants and other experts and professionals).

"Material" means of such a nature or amount as would reasonably be regarded as significant in relation to the business of the Corporations or in relation to the capital, prospects, condition (financial or otherwise) or results of operation of the Corporations, whether or not significant in relation to the Vendors or the Purchaser, and "Materially" has a corresponding meaning.

“Material Contract” means any agreement, arrangement or understanding, whether written or oral, which:
    materially affects the business, operations, assets or prospects, financial or otherwise, of either of  the Corporations; or
    (xx) involves or may involve annual expenditures or annual receipts by the Corporations of an amount greater than $5,000 and which has a term of more than one year or has a lesser term with rights of renewal that, if renewed, would result in a term of more than one year.

“Material Adverse Effect” means, when used in connection with either Corporation or its business, any change, event, violation, inaccuracy, circumstance or effect that is or could reasonably be expected to be materially adverse to the business, assets, Liabilities, operations, financial condition, results of operations or prospects of such Corporation.

“Milestones” means the performance milestones as follows;

For the fiscal year 2012; the Corporations collectively achieving $1,000,000 of annual gross revenues net of any discounts and $80,000 of EBITDA (Net EBITDA; after adjusting for the First Bonus Pool and Second Bonus Pool (as defined below), respectively and Annual Incentives) and

For the fiscal year 2013; Envision and Kahoot collectively achieving $1,200,000 of revenues and $120,000 of EBITDA (Net EBITDA; after adjusting for the First Bonus Pool and Second Bonus Pool, respectively and Annual Incentives).

Where in both cases, revenue will be recognized in accordance with International Financial Reporting Standards. In both cases, Milestones will be calculated using the period of April 1st through March 31st.

“Net EBITDA” means EBITDA as calculated, adjusting for the First Bonus Pool, the Second Bonus Pool and Annual Incentive payments. The following example is provided for illustration purposes only:
Assuming Year 1 EBITDA is calculated as $180,000.  Based on this, the two payments are calculated as follows:

Employee Bonus :  greater of $23,000 or 20% of $100,000 = $20,000  (i.e. $180,000 EBITDA - $80,000 Milestone EBITDA = $100,000 EBITDA in excess of Milestone)

So the employee bonus amount is $23,000.

Annual Incentive: since EBITDA is 125% greater than Milestone EBITDA (ie. EBITDA of $180,000 is 125% greater than milestone EBITDA of $80,000), Todd Jamieson is entitled to a 20% commission of $100,000 = $20,000.

 For Net EBITDA for the purposes of paying the $100,000 Milestone payment, we include the following:
Original EBITDA as calculated:       180,000
Less: Employee Bonus:                     (23,000)
Less: Annual Incentive:                    (20,000)
Net EBITDA                                       137,000.

Since Year 1 Net EBITDA is greater than $80,000, the milestone payment of $100,000 is released.

For year two,  replace the Employee Bonus portion with the Year 2 bonus of $35,000.  Based on the same example as above:
Original EBITDA                                           180,000
Less: Yr 2 Bonus                                            (35,000)
Less: Annual Incentive  (12,000)  (ie. $180,000-120,000=$60,000*20%)
Net EBITDA                                                   133,000.
Since Year 2 Net EBITDA is greater than $120,000, the milestone payment of $100,000 is released.

“Parties” means the Vendors and Northcore and any other Person that may become a party to this Agreement and Party means any one of them.

“Permits” means all permits, consents, waivers, licences, certificates, approvals, authorizations, registrations, franchises, rights, privileges, quotas and exemptions, or any item with a similar effect, issued or granted by any person.

“Person” means any individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other legal entity or government or political subdivision thereof.

“Personal Information” means the type of information regulated by Privacy Laws and collected, used, disclosed or retained by either Corporation including information regarding a Corporation’s customers, suppliers, employees and agents, such as an individual’s name, address, age, gender, identification number, income, family status, citizenship, employment, assets, liabilities, source of funds, payment records, credit information, personal references and health records.

“Privacy Laws” means all applicable federal, provincial, state, municipal or other laws governing the collection, use, disclosure and retention of Personal Information, including the Personal Information Protection and Electronic Documents Act (Canada).

“Privacy Policies” means all privacy, data protection and similar policies adopted or used by either Corporation in respect of Personal Information, including any complaints process.

“Purchased Shares” has the meaning set out in the recitals to this Agreement.

“Records” means all technical, business and financial records relating to the business of both of the Corporations, including, without limitation, customer lists, operating data, files, financial books, correspondence, credit information, research materials, contract documents, title documents, leases, surveys, records of past sales, supplier lists, employee documents, inventory data, accounts receivable data, financial statements and any other similar records in any form whatsoever (including written, printed, electronic or computer printout form).

“Regulatory Authority” means any government, regulatory or administrative authority, agency, commission, utility or board (federal, provincial, municipal or local, domestic or foreign) having jurisdiction in the relevant circumstances and any Person acting under the authority of any of the foregoing and any judicial, administrative or arbitral court, authority, tribunal or commission having jurisdiction in the relevant circumstances.

“Release” means any release or discharge of any Hazardous Substance including any discharge, spray, injection, inoculation, abandonment, deposit, spillage, leakage, seepage, pouring, emission, emptying, throwing, dumping, placing, exhausting, escape, leach, migration, dispersal, dispensing or disposal.

“Reorganization” means the share exchange transaction between Envision, Kenneth Jamieson and Todd Jamieson effective as of March 6, 2012.

“Second Bonus Pool” has the meaning set out in Section 5.4.

“Software” means all software relating to either Corporation or used in the business of either Corporation, including all versions thereof, and all related documentation, manuals, source code and object code, program files, data files, computer related data, field and data definitions and relationships, data definition specifications, data models, program and system logic, interfaces, program modules, routines, sub-routines, algorithms, program architecture, design concepts, system designs, program structure, sequence and organization, screen displays and report layouts, and all other material related to such software.

“Special Representations” means, collectively, the representations and warranties set forth in Section 5.1(1)(a) to (j), inclusive; Section 5.1(4)(a) and Section 5.1(15).

“Tax” and “Taxes” means all taxes whatsoever, including Canadian and foreign, federal, provincial, state, territorial, municipal or local taxes, fees, duties, imposts, levies, tariffs, assessments or reassessments and other charges of any nature whatsoever, whether direct or indirect including income taxes, customs duties, anti-dumping and countervailing duties, provincial health insurance plan premiums, Canada and Quebec pension plan contributions, employment insurance premiums, social security and unemployment taxes, workers’ compensation, and other payroll taxes or levies, deductions at source, non-resident withholding, provincial sales taxes, goods and services/harmonized sales taxes, value added taxes, excise, stamp duty, alternative, add-on or minimum, and any tax imposed on, or in respect of, gross receipts, retail sales, immoveable or real property, capital gains, goods and services, license, payroll, employment, goods, assets, liabilities, severance, occupation, premium, windfall profits, environmental attributes, capital stock, shares or securities, franchise, profits, tax, withholding, personal property, sales, use, consumption, transfer, registration, property of any kind, imports, exports, transfer, business, and intangibles, including in respect of any and all of the foregoing, any estimated tax payments, other additions, interest, penalties, and fines related thereto, or in respect thereof, whether or not disputed;.

“Tax Act” means the Income Tax Act (Canada).

“Taxation Authority” means any domestic or foreign government, agency or authority that is entitled to impose Taxes or to administer any applicable Tax Laws.

“Tax Return” means all returns, reports, declarations, statements, bills, schedules, forms, elections or written information of, or in respect of, Taxes that are, or are required to be, filed with or supplied to any Taxation Authority.

“Transaction Documents” means, collectively, this Agreement and the employment contracts required pursuant to Section 4.1(f)(ii).

“Third Party” means any Person other than Envision, Kahoot, Northcore or their Affiliates.

Schedules.
The following are the Schedules to this Agreement:

Appendix “A”	- Purchased Envision Shares;
Appendix “B”	- Purchased Kahoot Shares;
Appendix “C”	- Purchase Price;
Schedule 4.1(f)(i)	- Form of Vendors’ counsel’s opinion.
Schedule 4.1(f)(ii)	- Employment contracts;
Schedule 4.1(f)(iii)	- Releases; and
Schedule 4.1(f)(ix)	- Form of shareholders’ agreement.

SHARE PURCHASE TRANSACTION

Share Purchase.
The Company will acquire the Purchased Envision Shares from the Envision Vendors and the Purchased Kahoot Shares from the Kahoot Vendors (collectively the “Transactions”).

PURCHASE CONSIDERATION

Closing Payments.
The aggregate purchase price of $1,000,000 (the “Purchase Price”) to be paid to the Envision Vendors and the Kahoot Vendors (collectively the “Vendors”) will be satisfied by way of $300,000 in total cash payments, subject to adjustment as set out herein, plus $700,000 by way of issuing an equivalent number of the Company’s common shares (the “Shares”). The number of Shares to be issued will equal $700,000 divided by the issue price of the Shares approved by the Toronto Stock Exchange. Subject to the adjustments as set out in this Agreement, the Shares will be issued to the Vendors in accordance with the columns marked “# OF SHARES” in Appendix “C” at Closing.

           Subject to the adjustments as set out in this Agreement, cash payments will be advanced in the amounts of one-third at Closing and the balance in two equal annual payments on the first annual anniversary of the Closing Date and on the second annual anniversary of the Closing Date  (each a “Milestone Payment”) according to the achievement of the Milestones.  The Shares will be issued at Closing.

 The Purchase Price is inclusive of all Taxes, if any, of any kind payable by Northcore in connection with the Transactions.

CLOSING CONDITIONS

Closing Conditions of the Transaction for the Benefit of Northcore.
The obligations of Northcore to complete the Transactions contemplated herein will be subject, among other things, to the completion of the following conditions to the sole and discretionary satisfaction of Northcore and its legal counsel:

(a)
Representations, Warranties and Covenants. The representations and warranties of the Vendors made in or pursuant to this Agreement shall be true and accurate at Closing with the same force and effect as though such representations and warranties had been made as of Closing.  The Vendors shall have complied with all covenants and agreements in this Agreement to be performed or caused to be performed by them at or prior to Closing.  In addition, the Vendors shall have delivered to Northcore a certificate confirming the foregoing. The receipt of such certificate and the completion of the Transactions shall not be deemed to constitute a waiver of any of the representations, warranties or covenants of the Vendors contained in this Agreement.

(b)	Satisfaction of Due Diligence Inquiries. Northcore shall have received satisfactory responses, acting reasonably, to its due diligence related inquiries.
(c)	No Material Adverse Change. Except as has been specifically permitted in this Agreement, since the date of this Agreement there shall not have been:

(xxi) any material adverse change in any of the assets, business, financial condition, earnings, results of operations or prospects of the Corporations that has, or threatens to have, a Material Adverse Effect on the assets, business, financial condition, earnings, results of operations or prospects either of the Corporations or which might materially adversely affect the ability of a Corporation to carry on its respective business after Closing substantially as such business is being conducted on the Effective Date; or
(xxii) any damage, destruction or loss, or other event, development or condition of any character (whether or not covered by insurance) which would have a Material Adverse Effect on the Corporations.
(d)
No Action to Restrain/No Adverse Law. No Law shall have been made, and no action or proceeding shall be pending or threatened, which is likely to result in an order, decision or ruling imposing any limitations or conditions which may have a Material Adverse Effect on the Corporations, the right of Northcore to own the Purchased Shares, or the assets, business, financial condition, earnings, results of operations or prospects of the Corporations.

(e)
Consents. All filings, notifications and Consents with, to or from Regulatory Authorities and Third Parties and the Vendors, required to permit the change of ownership of the Purchased Shares contemplated hereby without resulting in the violation of or a default under or any termination, amendment or acceleration of any obligation under any licence, permit, lease, or Material Contract affecting the business of either of the Corporations or otherwise adversely affecting either of the Corporations, shall have been made, given or obtained on terms acceptable to Northcore acting reasonably.

(f)	Deliveries. As of Closing, the Vendors shall have delivered to Northcore:
(xxiii)	a favourable opinion of counsel to the Vendors and the Corporations as to the ability of the Vendors and the Corporations to complete the Transactions;
(xxiv)	executed employment contracts in the form set out as Schedule 4.1(f)(ii) to reflect:
all Key Employees agree to appropriate non-compete provisions and acknowledge that ownership of all intellectual property within the businesses of the Corporations remains with the Corporations;

Key Employees of the Corporations will devote their full time and attention to activities of the Corporations as defined in annual business plans and not engage in other commercial business while employed by the Corporations;

the employment contract for Todd Jamieson will be for a minimum of 2 years with a base pay of $110,000 per year and will also include an Annual Incentive that will be earned and payable based on EBITDA (Pre-adjusted EBITDA for employee bonus and Annual Incentive) performance that exceeds the Milestones, such bonus to be equal to 15% of the amount that EBITDA exceeds the relevant Milestone for the first 30% of EBITDA performance in excess of the Milestone, and should EBITDA performance be greater than 30% of the relevant Milestone, the bonus will be calculated at a rate of 20% on the full amount of EBITDA in excess of the  Milestone;  and the First Bonus Pool and Second Bonus Pool (defined below) shall be excluded from EBITDA calculation for the purpose of incentive bonus calculations for Todd Jamieson. Milestones for fiscal years beyond 2013 shall be mutually agreed in advance of each year and reflect steady improvement in year over year financial performance;

(xxv)	releases from each of the Vendors and each of the individuals of all claims they may have against each of the Corporations substantially in the terms of the release attached as Schedule 4.1(f)(iii);

(xxvi)  confirmation of discharge of all arrangements, unless previously disclosed to and agreed to by Northcore, between the Vendors and the Corporations, including all loan and related security arrangements;
(xxvii) satisfaction of all other significant Material Contract terms and conditions identified during the due diligence process;
(xxviii)  delivery of all material Third Party Consents to the closing of the Transactions, unless otherwise agreed to by Northcore;
(xxix)  all Records of the Corporations and other documents referred to in this Agreement or any Schedule, all of which shall be current and up to date in the opinion of Northcore, acting reasonably;
(xxx) all documentation and other evidence reasonably requested by Northcore in order to establish the due authorization and consummation of the Transactions, including the taking of all corporate proceedings by the boards of directors and shareholders of Corporations required to effectively carry out the obligations of the Vendors and the Corporations pursuant to this Agreement; and
(xxxi) customary documents to reflect Closing of the Transactions, including, but not limited to a shareholder agreement with respect to Kahoot reflecting Northcore as a shareholder upon closing of the Transactions as set out in Schedule 4.1(f)(ix).

Closing Conditions of the Transaction for the Vendors.
The obligations of the Vendors to complete the Transactions contemplated herein will be subject, among other things, to the completion of the following conditions to the sole and discretionary satisfaction of the Vendors and their legal counsel:

(g)
Representations, Warranties and Covenants. The representations and warranties of Northcore made in or pursuant to this Agreement shall be true and accurate at Closing with the same force and effect as though such representations and warranties had been made as of Closing.  Northcore shall have complied with all covenants and agreements in this Agreement to be performed or caused to be performed by it at or prior to Closing.  In addition, Northcore shall have delivered to the Vendors a certificate confirming the foregoing. The receipt of such certificate and the completion of the Transactions shall not be deemed to constitute a waiver of any of the representations, warranties or covenants of Northcore contained in this Agreement.

(h)
No Action to Restrain/No Adverse Law. No Law shall have been made, and no action or proceeding shall be pending or threatened, which is likely to result in an order, decision or ruling imposing any limitations or conditions which may have a Material Adverse Effect on Northcore or the right of Northcore to own the Purchased Shares.

(i)
Consents. All filings, notifications and Consents with, to or from Regulatory Authorities and Third Parties and Northcore required to permit the change of ownership of the Shares contemplated hereby without resulting in the violation of or a default under or any termination, amendment or acceleration of any obligation under any licence, permit or lease affecting the business of, shall have been made, given or obtained.

(j)	Status of Northcore. At Closing, Northcore will be a publicly traded company listed on the Toronto Stock Exchange and will not have been advised of any change in such status.
(k)	Deliveries. As of Closing, Northcore shall have delivered to the Vendors the following:
(xxxii) executed employment contracts in the form set out as Schedule 4.1(f)(ii) to reflect:

all Key Employees agree to appropriate non-compete provisions and acknowledge that ownership of all intellectual property within the businesses of the Corporations remains with the Corporations;
certain employees are eligible to participate in Northcore’s Employee Stock Option Plan on a performance basis;

Key Employees of the Corporations will devote their full time and attention to activities of the Corporations as defined in annual business plans and not engage in other commercial business while employed by the Corporations;

the employment contract for Todd Jamieson will be for a minimum of 2 years with a base pay of $110,000 per year and will also include an Annual Incentive that will be earned and payable based on EBITDA (Pre-adjusted EBITDA for employee bonus and Annual Incentive) performance that exceeds the Milestones, such bonus to be equal to 15% of the amount that EBITDA exceeds the relevant Milestone for the first 30% of EBITDA performance in excess of the Milestone, and should EBITDA performance be greater than 30% of the relevant Milestone, the bonus will be calculated at a rate of 20% on the full amount of EBITDA in excess of the  Milestone; and

the First Bonus Pool and Second Bonus Pool shall be excluded from EBITDA calculation for the purpose of incentive bonus calculations for Todd Jamieson. Milestones for fiscal years beyond 2013 shall be mutually agreed in advance of each year and reflect steady improvement in year over year financial performance.

REPRESENTATIONS, WARRANTIES AND COVENANTS

Representations and Warranties of the Vendors.
 Each of the Vendors (in the case of Todd Jamieson with respect to all provisions of this Section 5.1 and with respect to all other Vendors solely with respect to Sections 5.1(a), (e), (f), (g), (h), (i)(i), (j)(ii) and (j)(iii)) hereby represents and warrants to Northcore as of the Effective Date and as of the Closing Date and acknowledge that Northcore is relying on such representations and warranties in entering into this Agreement and completing the Transactions, as follows:

Corporate

(l)
Each of the Corporations is a corporation duly incorporated, organized and subsisting under the laws of Canada.  Each of the Corporations has the corporate power to own its assets and to carry on its respective business.  Each of the Corporations and the Vendors have made all necessary filings under all applicable corporate, securities and Tax laws or any other Applicable Laws necessary to fulfill their obligations under this Agreement and the Reorganization.

(m)
The authorized capital of: (i) Envision consists of Corporation is authorized to issue (A) an unlimited number of common shares without nominal or par value, (B) an unlimited number of preference shares, without nominal or par value, non-voting, non-cumulative, divided into Series A, Series B, Series C and Series D Preference shares, (C) an unlimited number of Class E common shares, (D) an unlimited number of Class X preference shares, and (E) an unlimited number of Class Y preference shares of which 531,000 Class E common shares, 44,830 Class X Preference shares and 224,170 Preference shares have been validly issued and are outstanding as fully paid and non-assessable; and (ii) Kahoot consists of an unlimited number of common shares, an unlimited number of Class A preferred shares and an unlimited number of Class B preferred shares of which 10,000 common shares have been validly issued and are outstanding as fully paid and non-assessable on the date of this Agreement and will be at the Closing Date.

(n)	The rights, privileges, restrictions and conditions attached to each of the shares of Envision are as set out in the minute books of Envision.
(o)	The rights, privileges, restrictions and conditions attached to the common shares of Kahoot are as set out in the minute books of Kahoot.
(p)
The Vendors are the sole beneficial and registered owners of the Purchased Shares free and clear of all Encumbrances and any other rights of others.  No other Person has any registered or beneficial ownership interest in the Corporations. There are no restrictions on the voting rights (including voting trusts or proxies), or sale or transfer (including agreements relating to pre-emptive rights, rights of first refusal, co-sale rights or “drag-along” rights) of any securities of either Corporation or any registration rights with respect to any securities of either Corporation, other than pursuant to this Agreement.

(q)
The Vendors have the power, authority and right to enter into and deliver each Transaction Document to which they are a party and to transfer the legal and beneficial title and ownership of the Purchased Shares to Northcore free and clear of all Encumbrances and any other rights of others.

(r)	Each Vendor has attained the age of majority and is legally competent to execute and deliver each Transaction Document to which it is a party and to perform its obligations hereunder and thereunder.
(s)
This Agreement constitutes a valid and legally binding obligation of each of the Vendors, and, at Closing, each other Transaction Document will constitute a valid and legally binding obligation of each of the Vendors, in each case enforceable against each of the Vendors in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

(t)	There is no Contract, option or any other right of another binding upon or which at any time in the future may become binding upon:
(xxxiii) any Vendor to sell, transfer, assign, pledge, charge, mortgage or in any other way dispose of or encumber any of the Purchased Shares, other than pursuant to the provisions of this Agreement;
(xxxiv) the Corporations to sell, transfer, assign, pledge, charge, mortgage or in any other way dispose of or encumber any security of the Corporations;
(xxxv) either Corporation to allot or issue any of the unissued shares of such Corporation or to create any additional class of shares; or
(xxxvi) either Corporation to sell, transfer, assign, pledge, mortgage or in any other way dispose of or encumber any of its assets other than pursuant to purchase orders accepted by such Corporation in the usual and ordinary course of its business.
(u)
Neither the entering into nor the delivery of any Transaction Document nor the completion of the transactions contemplated hereby or thereby, by any of the Vendors or either of the Corporations will result, with the giving of notice, lapse or time or both, in the breach or violation of or conflict with or result in a default under, or allow any person to exercise any rights under:

(xxxvii) any of the provisions of the constating documents or by-laws of the Corporations;

(xxxviii) any Contract or other instrument to which any of the Vendors or either of the Corporations is a party or by which any of the Vendors or either of the Corporations is bound; or
(xxxix) any Applicable Law in respect of which any of the Vendors or either of the Corporations must comply.

Financial

(v)
The books and records of each Corporation are true and correct and present fairly and disclose in all material respects the financial position of such Corporation, and all material financial transactions of each Corporation have been accurately recorded in such books and records and, to the extent possible, such books and records have been prepared in accordance with generally accepted accounting principles consistently applied.

(w)	The management prepared Financial Statements are in the form of Notice to Readers, copies of which have been provided to Northcore:
(xl) are in accordance with the books and accounts of each of the Corporations;
(xli) are true and correct and present fairly the financial position of each of the Corporations as at the respective dates thereof and the results of operations and cash flows of such Corporation for the periods covered thereby; and
(xlii) and, to the extent possible, have been prepared in accordance with generally accepted accounting principles consistently applied.
(x)
The Corporations have no Liabilities and there are no facts, circumstances or events which exist that may give rise to any Liabilities except for (i) Liabilities set out or reflected in the Financial Statements, and (ii) normal Liabilities that have been incurred by either of the Corporations since December 31, 2011 in the ordinary course of its business and consistent with past practices and not materially different in type or amount, none of which, separately or in the aggregate, has or would reasonably be expected to have a Material Adverse Effect.  The Corporations have no outstanding bonds, debentures, notes, mortgages or other Indebtedness.  At Closing, the Corporations will have no outstanding bonds, debentures, notes, mortgages or other Indebtedness.  The Corporations have not agreed to create or issue any bonds, debentures, notes, mortgages or other Indebtedness.

(y)
Since December 31, 2011, each of the businesses of the Corporations has been carried on in its usual and ordinary course and neither of the Corporations has entered into any transaction out of the usual and ordinary course of its business, other than the transactions forming part of the Reorganization.

(z)	Since December 31, 2011, other than the Reorganization, there has been no Material Adverse Effect in respect of either of the Corporations.
(aa)
No current or former director, officer, shareholder or employee of either of the Corporations, or any person not dealing at arm’s length within the meaning of the Tax Act with any such person or with either of the Corporations, is indebted to either of the Corporations.

Absence of Changes

(bb)	Since December 31, 2011, neither of the Corporations has:
(xliii) discharged or satisfied any Encumbrances or Liabilities, other than current Liabilities shown on the Financial Statements and current Liabilities incurred since December 31, 2011 in the usual and ordinary course of its business, consistent with past practice; and each Corporation has discharged or satisfied such Liabilities when due;

(xliv) sold, leased, transferred or otherwise disposed of any assets except in the usual and ordinary course of its businesses, as applicable, consistent with past practice or as approved by Northcore;
(xlv) made any capital expenditure except in the usual and ordinary course, consistent with past practice or as approved by Northcore;
(xlvi) declared, set aside, made or paid any dividend, or any other distribution of or with respect to its share capital and all dividends which to the date hereof have been declared or paid either Corporation have been duly and validly declared or paid;
(xlvii) redeemed, purchased or otherwise acquired or disposed of any of its share capital;
(xlviii) increased its Indebtedness, or made any loan or advance to any person;
(xlix) cancelled or waived any debts, claims or rights of value, except in the usual and ordinary course of its business, as applicable, consistent with past practice;
(l) made any change in methods of accounting or auditing practice other than as required by generally accepted accounting principles;
(li) suffered any material damage, destruction or loss, whether or not covered by insurance;
(lii) effected any revaluing of any of the assets or Liabilities of the business, as applicable, including writing up, writing down or writing off the value of accounts receivable or intellectual property;
(liii) become subject to any material labour dispute or, to the Knowledge of the Vendors, threatened material labour dispute involving any employee;
(liv) changed the methods or procedures for billing or collection of customer accounts or recording of customer accounts receivable or reserves for doubtful accounts in any material respect; or
(lv) authorized or made a commitment, whether or not in writing, to do any of the foregoing.

Condition of Assets

(cc)
The Corporations are the owners, with good title to all assets shown or reflected on the Financial Statements (except for assets disposed of in the usual and ordinary course of business, as applicable, since December 31, 2011) and free and clear of all Encumbrances and any other rights of others or as otherwise disclosed herein, all except for such Encumbrances as previously disclosed to Northcore.

(dd)
All machinery and equipment owned or used by either of the Corporations has been properly maintained and are in good working order for the purposes of on-going operation, subject to ordinary wear and tear for machinery and equipment of comparable age.

(ee)
There are no outstanding orders, notices or similar requirements relating to either of the Corporations issued by any Governmental Authority and there are no matters under discussion with any Governmental Authority relating to orders, notices or similar requirements.

(ff)
The assets owned and leased by each of the Corporations constitute all of the assets used in connection with the respective businesses of the Corporations on the date hereof.  Such assets constitute all the assets necessary for each of the Corporations to conduct their respective businesses in the same manner as such business is currently being conducted by the Corporations immediately following the Date of Closing, except for any restrictions on the operations of the Corporations imposed by the shareholders agreements to be entered into as of Closing.

Contracts and Commitments

(gg)	Except as otherwise disclosed in full to Northcore, neither of the Corporations is a party to, or is otherwise bound by, any Contract, including the following:
(lvi) for any Indebtedness;
(lvii) for any management, employment, consulting or other similar type of agreement;
(lviii) restricting the freedom of either Corporation to engage in any line of business or to compete with any other person;
(lix) for any sales agency, distributorship or franchise agreement for the provision of services by either Corporation;
(lx) for any lease of real property;
(lxi) for any lease of personal property;
(lxii) for any loan, advance, mortgage, pledge, conditional sale or title retention, security, equipment obligation or lease or lease purchase (in addition to any personal property lease or lease for real property);
(lxiii) for any license or royalty arrangement relating to Intellectual Property;
(lxiv) for any lease where either Corporation is the lessor of any real property or personal property;
(lxv) for any swap, hedge or forward contractual agreement;
(lxvi) for any indemnities or guarantees, whether contingent or otherwise, in respect of any indebtedness or obligations of a Third Party or relating to or providing for borrowing of money or the extension of credit or for a leasing transaction with a Third Party;
(lxvii) not made in the ordinary course of business of either of the Corporations, as applicable, consistent with past practice;
(lxviii) not at arm’s length or on reasonable commercial terms and conditions; or
(lxix) the loss of which would be expected to have a Material Adverse Effect.

Correct and complete copies of all of such Contracts (including all amendments thereto and restatements thereof) have been delivered or made available to Northcore.  Each of such Contracts is in full force and effect and is valid, binding and enforceable in accordance with its terms with respect to the Corporations, as applicable, and, to the Knowledge of the Vendors, with respect to the other parties thereto.  Neither of the Corporations is nor, to the Knowledge of the Vendors, is any other party thereto, in material default under any of such Contracts, and no event has occurred or as a result of the transactions contemplated by this Agreement will occur, which with the giving of notice, the lapse of time, or both, would constitute a material default thereunder or result in any material violation or breach thereof, or give a right of, or result in, termination, cancellation or acceleration of any material obligation or to a loss of a material benefit thereunder, or result in the creation of any Encumbrance in or upon any of the assets or properties of any of either of the Corporations or their businesses.
(hh)
Neither of the Corporations is in default or breach of any Contract to which it is a party and there exists no condition, event or act that, with the giving of notice or lapse of time or both, would constitute such a default or breach, and all such Contracts are in good standing and in full force and effect without amendment thereto and each of the Corporations is entitled to all benefits thereunder.

(ii)	Neither of the Corporations has any subsidiaries, or any agreements, options or commitments to acquire any securities of any person or to acquire or lease any real property or assets.
(jj)
There is no Contract, option or understanding, or any right or privilege capable of becoming an agreement, for the purchase from either of the Corporations or any of their assets other than in the usual and ordinary course of a Corporation’s business, as applicable.

Intellectual Property

(kk)
Other than the Software, neither of the Corporations licenses any Licensed Intellectual Property. The Corporations have, and, at the Closing Date, the Corporations will have, the exclusive right to use the Software except to the extent the rights are identified as being non-exclusive. Neither of the Corporations is a party to any Contract to pay any royalty or other fee to use the Software. The Intellectual Property previously disclosed to Northcore in writing is all of the Intellectual Property required for the proper carrying on of the businesses of the Corporations, as applicable.

(ll)	To the Knowledge of the Vendors, the conduct of neither of the businesses of the Corporations infringes or otherwise violates the Intellectual Property rights of any other person.
(mm)	Neither of the Corporations owns any Intellectual Property, including any Software, other than as previously disclosed in writing to Northcore.
(nn)	Copies of all licence and maintenance agreements for Software have been made available by the Vendors to Northcore.
(oo)	To the Knowledge of the Vendors, the Software operates as set out in the related documentation and in accordance with its documentation and specifications.

Employees

(pp)
Neither of the Corporations has any written employment Contract with any person whomsoever, except as previously disclosed to Northcore.  Neither of the Corporations is a party to or bound by any Contract to pay any management or consulting fee except as disclosed previously to Northcore in writing.

(qq)	The Vendors have previously provided Northcore with, as of the date hereof and as of Closing, all of the:
(lxx) the names, ages, titles and status (i.e. full time, temporary or casual) of all employees of each Corporation;
(lxxi) their total annual remuneration, including a breakdown of (A) salary and (B) bonus or other incentive compensation, if any;
(lxxii) other terms and conditions of their employment (other than Compensation Policies as defined below);
(lxxiii) their total length of employment including any prior employment that would affect calculation of years of service for any purpose, including statutory entitlements, contractual entitlements (express or implied) benefit entitlement or pension entitlement; and
(lxxiv) whether any employees are on any approved or statutory leave of absence, and, if so, the reason for such absence and the expected date of return.
(rr)	The Vendors have previously provided Northcore with, as of the date hereof and as of closing, all of the:

(lxxv) the names of all consultants of each Corporation;
(lxxvi) whether the consultant is providing services pursuant to a written consulting Contract;
(lxxvii) the term of any Contract under clause (ii) above;
(lxxviii) notice, if any, required for either Corporation to terminate the consulting relationship without cause;
(lxxix) the date the consultant first commenced providing services to the Corporation;
(lxxx) the hourly fee of the consultant; and
(lxxxi) the annual fees paid to the consultant for the preceding calendar year.
(ss)	Neither of the Corporations is bound by or a party to any collective bargaining agreement. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent:
(lxxxii) holds bargaining rights with respect to any employees of either Corporation, by way of certification, interim certification, voluntary recognition, designation or successor rights;
(lxxxiii) to the Knowledge of the Vendors, has applied to be certified as the bargaining agent of any employees of either of the Corporation; or
(lxxxiv) to the Knowledge of the Vendors, has applied to have either Corporation declared a related employer or successor employer pursuant to applicable labour legislation.
(tt)
There are no actual or, to the Knowledge of the Vendors, threatened or pending organizing activities of any trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent or any actual, threatened or pending unfair labour practice complaints, strikes, work stoppages, picketing, lock-outs, hand-billings, boycotts, slowdowns, arbitrations, grievances, complaints, charges or similar labour related disputes or proceedings pertaining to either Corporation, and there have not been any such activities or disputes or proceedings within the last year.

(uu)	All vacation pay for employees of both Corporations is properly reflected and accrued in the books and accounts of such Corporation.
(vv)
Except in connection with the transactions contemplated pursuant to this Agreement, since December 31, 2011, there have been no changes in the terms and conditions of employment of any employees of either Corporation, including their salaries, remuneration and any other payments to them, and there have been no changes in any remuneration payable or benefits provided to any officer, director, consultant, independent or dependent contractor or agent of either Corporation, and neither of the Corporations has agreed or otherwise become committed to change any of the foregoing since that date.

(ww)
Each Corporation employs all employees in compliance with all applicable Taxation, health, labour and employment laws, rules, regulations, notices, and orders, including the Occupational Health and Safety Act (Ontario) and there are no outstanding Claims, changes or orders thereunder.

(xx)	Each Corporation is in compliance with applicable workers’ compensation laws and regulations made pursuant thereto and there are no outstanding assessments, levies or penalties thereunder.

Privacy Laws

The collection, use and retention of the Personal Information by each Corporation, the disclosure or transfer of the Personal Information by such Corporation to any Third Parties and transfer of the Personal Information by such Corporation to Northcore as part of Northcore’s due diligence and as contemplated by this Agreement and in accordance with any ancillary agreement complies with all Privacy Laws, other than solely with respect to the Corporations’ failure to establish and maintain privacy policies. There are no restrictions on either Corporation’s collection, use, disclosure and retention of the Personal Information except as provided by Privacy Laws.  There are no Claims pending, or ongoing or, to the Knowledge of the Vendors, threatened, with respect to either Corporations’ collection, use, disclosure or retention of the Personal Information.  No decision, judgment or order, whether statutory or otherwise, is pending or has been made, and no notice has been given pursuant to any Privacy Laws, requiring either Corporation to take (or to refrain from taking) any action with respect to the Personal Information.

Benefit Plans

(yy)
Neither Corporation maintains, or has ever maintained, contributed to, or provided any benefit plan, program, agreement or arrangement (whether written or unwritten) for the benefit of any of the employees, former employees or dependent or independent contractors of each Corporation or their respective dependants or beneficiaries (a “Benefit Plan”) including any bonus, deferred compensation, incentive compensation, share purchase, share option, stock appreciation, phantom stock, savings, profit sharing, severance or termination pay, health or other medical, life, disability or other insurance (whether insured or self-insured), supplementary unemployment benefit, pension, retirement and supplementary retirement plans, programs, agreements and arrangements, except for any statutory plans to which each Corporation is obliged to contribute or comply including the Canada/Québec Pension Plan, or plans administered pursuant to applicable federal or provincial health, worker’s compensation or employment insurance legislation.

(zz)
There are no arrangements with current or former directors, officers, employees or consultants of either Corporation with respect to compensation or benefits payable in connection with ceasing to be a director, officer, employee or consultant.

(aaa)
Northcore has been provided with a list of all compensation policies and practices of each Corporation (“Compensation Policies”) applicable to employees and dependent and independent contractors of each Corporation.

(bbb)
Each Corporation has delivered to Northcore true, complete and up-to-date copies of all Compensation Policies and all amendments thereto together with all summary descriptions of the Compensation Policies provided to past or present participants therein.

(ccc)
No fact, condition or circumstance exists that would affect the information contained in the documents provided pursuant to this section and, in particular, no promises or commitments have been made by either Company to amend any Compensation Policy.

Realty

(ddd)
Neither of the Corporations owns or possesses, beneficially or of record, any real property or any ownership, or other interest of any nature or kind whatsoever in any real property and neither of the Corporations is a party (or otherwise subject) to any Contracts, options or other rights or obligations to acquire any real property or any ownership, leasehold or other interest of any nature of kind whatsoever in real property.

(eee)
Correct and complete copies of the Business Premises Lease have been delivered to Northcore and the Business Premises Lease is unamended, in full force and effect, and contains the entire agreement between the respective landlord and the tenant thereunder as it relates to the applicable leased premises, and there are no other agreements or understandings between the respective landlord and tenant under the Business Premises Lease.

(fff)
There are no Third Party consents necessary to the transfer, assignment and conveyance of the Business Premises Lease as contemplated by this Agreement other than as set out in the Business Premises Lease.

(ggg)
The Business Premises Lease is in good standing and there is no default thereunder and neither Corporation has received any work order, notice or letter of non-compliance or other similar notices from any governmental authority in respect of the Business Premises Lease and there is no litigation or governmental or municipal proceeding commenced or pending or threatened against or by them with respect to the Business Premises Lease.

(hhh)
To the Knowledge of the Vendors, the leased premises subject to the Business Premises Lease, do not violate any zoning or building laws, ordinances, regulations, covenants or official plans, nor does the conduct of the business of the Corporations as presently conducted thereon violate same.

(iii)
Except for the Business Premises Lease, neither of the Corporations occupies, is legally obligated for, has any interest in, or otherwise uses, any land, buildings, locations or offices, nor has any rights or obligations to acquire such interests, and neither of the Corporations has any Liability in respect of any land, building, location or office previously owned, occupied or otherwise used by it, or in which it had any such interest.

Environmental

The Corporations and their respective assets and businesses are in compliance in all material respects with all Environmental Laws and there are no facts that could give rise to a notice of non-compliance with any Environmental Law.  There are no environmental Permits used in or required to carry on the businesses of the Corporations, as applicable, in their usual and ordinary course. Neither of the Corporations has used any of the facilities or Lands of such Corporation, or permitted them to be used, to generate, manufacture, refine, treat, transport, store, handle, dispose, transfer, produce or process Hazardous Substances except in compliance in all material respects with all Environmental Laws.  None of the Lands has been used for or been designated as a waste disposal site.  To the Knowledge of the Vendors, there are no pending changes to Environmental Laws that would render illegal, or materially restrict, the operation of the businesses of the Corporations, as applicable, in their usual and ordinary course.  Neither of the Corporations has been convicted of an offence or been subjected to any judgment, injunction or other proceeding or been fined or otherwise sentenced for non-compliance with any Environmental Laws, and neither has settled any prosecution or other proceeding short of conviction in connection therewith.  Neither of the Corporations has caused or permitted the Release of any Hazardous Substance at, on or under the Lands, or the Release of any Hazardous Substance off-site of the Lands, except in compliance in all material respects with Environmental Laws.  There are no conditions that directly or indirectly relate to environmental matters or to the condition of the soil or the groundwater that would adversely affect either of the Corporations in a material manner (whether at, on or below the Lands or any adjoining properties).  The Lands are not located within or adjacent to an area that has been determined to be an environmentally sensitive area or a wetlands area by any Governmental Authority.  Neither of the Corporations has received written notice, or has knowledge after due inquiry of any facts that could give rise to any notice, that such Corporation is potentially responsible for any remedial action under any Environmental Law.  Each Corporation has maintained all environmental and operating documents and records in the manner and for the time periods required by Environmental Laws and has never conducted an environmental audit of the Lands.  Neither of the Corporations has breached any obligation to report to any person imposed by any Environmental Law.

Taxes
(jjj)	With respect to Taxes:
(lxxxv) each Corporation has filed all Tax Returns, including any elections and designations required by or referred to in any such Tax Return, which were required to be filed by it with any Taxation Authority with respect to the last seven Taxation years in the case of Envision and last Taxation year in the case of Kahoot.  All such Tax Returns filed by each Corporation are accurate and complete in all respects;
(lxxxvi) both Corporations have withheld, and will continue until the Closing Date to withhold, any Taxes that are required by Applicable Law to be withheld and have timely paid or remitted, and will continue until the Closing Date to pay and remit, on a timely basis, the full amount of any Taxes that have been or will be withheld, to the applicable Taxation Authority;
(lxxxvii) both Corporations have paid and will continue until the Closing Date to pay all Taxes, including any amount due on or before the Closing Date, including instalments or prepayments of Taxes, which are required to have been paid to any Taxation Authority pursuant to Applicable Law, and no deficiency with respect to the payment of any Taxes or Tax instalments has been asserted against it by any Taxation Authority.  Neither Corporation has incurred any Liability, whether actual or contingent, for Taxes or engaged in any transaction or event that would result in any Liability, whether actual or contingent, for Taxes or realized any income or gain for Tax purposes otherwise than in the usual and ordinary course of the businesses of the Corporations, as applicable.  Other than Taxes provided for in the Financial Statements, neither of the Corporations has any Liability or obligation in respect of any Taxes for any Taxable periods ending on or before Closing, and where no Taxable period ends or is deemed to end on or immediately prior to the Closing Date, no Liability for Taxes in respect of any time or event prior to the Closing Date.  There are no Encumbrances or any rights of others on any of the assets of either Corporation that arose in connection with any failure (or alleged failure) to pay any Tax when due;
(lxxxviii) the income Tax Liability of each Corporation, has been assessed by the relevant Taxation Authority in respect of each of the Taxation years of such Corporation, with respect to the last seven Taxation years of Envision and last Taxation year of Kahoot;
(lxxxix) neither of the Corporations has outstanding assessments for Taxes, and the Vendors have no knowledge of any threatened or potential assessment or other proceedings, negotiations or investigations in respect of Taxes, against either Corporation;
(xc) neither of the Corporations is a party to any agreement, waiver or arrangement with any Taxation Authority that relates to any extension of time with respect to the filing of any Tax Return, any payment of Taxes or any assessment;
(xci) neither of the Corporations has made any election in respect of Taxes over the last seven Taxation years in the case of Envision and last Taxation year in the case of Kahoot pursuant to Applicable Law;
(xcii) neither of the Corporations is subject to Liability for Taxes of any other Person.  Neither of the Corporations has acquired property from any Person in circumstances where such Corporation did or could become liable for any Taxes of such Person.  The value of the consideration paid or received by such Corporation, for the acquisition, sale, transfer or provision of property (including intangibles) or the provision of services (including financial transactions) from or to a Person with whom such Corporation, was not dealing at arm’s length within the meaning of the Tax Act was equal to the estimated fair market value of such property acquired, provided or sold or services purchased or provided.  Neither of the Corporations has entered into any agreement with, or provided any undertaking to, any Person pursuant to which it has assumed Liability for the payment of income Taxes owing by such Person;

(xciii) neither of the Corporations has been required to file any Tax Return with, and has never been liable to pay any Taxes to, any Taxation Authority outside Canada.  No Claim has ever been made by a Taxation Authority in a jurisdiction where either of the Corporations does not file Tax Returns that it is or may be subject to the imposition of any Tax by that jurisdiction;
(xciv) each Corporation is duly registered under the Excise Tax Act (Canada) (the “ETA”) with the Canada Revenue Agency for purposes of the goods and services Tax and harmonized sales Tax (“GST/HST”) and the registration number for Envision is 875501322RT0001 and the registration number for Kahoot is 8018305711RT0001.  All input tax credits claimed by each Corporation for GST/HST purposes were determined in accordance with Applicable Law and each Corporation has properly charged and collected on all sales, leases, provision of services and all other supplies, including deemed supplies, the amount of all Taxes required to be collected by the Corporation and has properly remitted such Taxes (including amounts collectible and remittable under the ETA and any Laws of a province that imposes sales Tax) when due, in the form required under the appropriate Laws or made adequate provision for the payment of such amounts to the appropriate Taxation Authority.  Each Corporation has paid all Taxes (including all sales Taxes under the applicable Laws) when due, in the form and manner required under the applicable Laws or has made adequate provision for payment of such amounts to the appropriate Taxation Authority.  Each Corporation has complied with all registration, reporting, payment, collection and remittance requirements in respect of GST/HST and provincial sales Tax Laws including without limiting the foregoing, the provincial retail sales Tax imposed under Applicable Law in Manitoba, Saskatchewan, Prince Edward Island, Ontario and British Columbia and the Quebec Sales Tax;
(xcv) neither of the Corporations has claimed any reserves for purposes of the Tax Act (or analogous provincial or similar provisions) for the most recent Taxation year ending prior to the date hereof; and
(xcvi) records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act have been made and obtained by each Corporation with respect to all material transactions between such Corporation and any non-resident person with whom such Corporation was not dealing at arm’s length within the meaning of the Tax Act, during a Taxation year commencing after 1998 and ending on or before the Closing Date.
(kkk)	The Vendors are not non-residents of Canada within the meaning of section 116 of the Tax Act.
(lll)	The Corporations have never been assessed any administrative monetary penalties by the Canada Border Services Agency.

Customers and Suppliers
Northcore has been provided with a true and complete list of (i) the 10 largest customers of each of the Corporations, respectively, as of December 31, 2011 (determined by reference to the revenue from such customers during the 12 months preceding such date), and (ii) the 10 largest suppliers of each of the Corporations, respectively, as of December 31, 2011 (determined by reference to payments actually made during the 12 months preceding such date).  Neither of the Corporations or any of the Vendors, has received any notice that any vendor or supplier will not sell supplies, merchandise or other goods to either of the Corporations at any time after the Closing Date on terms and conditions substantially similar to those used in its current sales to such Corporation.

Insurance
Northcore has been provided with a true and complete list of all insurance policies maintained by each Corporation that also specifies the insurer, the amount of the coverage, the type of insurance, the policy number and any pending claims thereunder.  All such policies are in full force and effect, and all premiums due on such policies have been paid in full and in a timely manner.  There are no notices of any pending or, to the Knowledge of the Vendors, threatened termination or premium increases with respect to any such policies.  Neither of the Corporations has had any material casualty loss or other occurrence which may give rise to any claim of any kind not covered by insurance or, to the Knowledge of the Vendors, of any occurrence which may give rise to any claim of any kind not covered by insurance.  There have been no claims against either Corporation reported to the insurance carrier.

No Brokers’ or Finders’ Fees
No person acting or purporting to act on behalf of the Vendors or either Corporation will be entitled to any commission or brokers’ or finders’ fee respecting the transactions contemplated by this Agreement from either Corporation or Northcore.

Bank Accounts and Powers of Attorney
Northcore has been provided with a true and complete list of (i) each bank or other financial institution in which either Corporation has an account or safe deposit box, and (ii) the names of all persons authorized to draw thereon or who have access thereto, and (iii) the names of all persons holding powers of attorney with respect to each Corporation.

Litigation
There are no Claims (whether or not purportedly on behalf of either Corporation):
(xcvii) pending or threatened against or adversely affecting, or which could adversely affect, such Corporation or any its assets, or
(xcviii) before or by any Governmental Authority.

Compliance with Law
Other than with respect to its failure to maintain a privacy policy, each Corporation is conducting its respective business, as applicable, in compliance with all Applicable Laws, is not in breach of any such Applicable Laws and is duly licensed, registered or qualified in the Province of Ontario and all municipalities thereof in which each Corporation carries on its business, as applicable, to enable it to be carried on as now conducted and its assets to be owned, leased and operated, and all such licences, registrations and qualifications are valid and subsisting and in good standing and none of the same contains any term, provision, condition or limitation that has or may have an adverse effect on the operation of either business, as applicable, or which may be affected by the completion of the transactions contemplated hereby.  Neither of the Corporations is subject to any reporting requirements or other obligations pursuant to any securities laws and none of the Vendors has any right to compel either Corporation to register or otherwise qualify such securities for public sale or resale.

Permits
Northcore has been provided with a complete and accurate list of all Permits necessary or required to enable the Corporations’ businesses, as applicable, to be carried on as now conducted and their respective assets to be owned, leased and operated.  All of such Permits are in full force and effect and neither of the Corporations has engaged in any activity which would cause or permit revocation or suspension of any such Permit, and no action or proceeding seeking to or contemplating the revocation or suspension of any such Permit is pending or, to the Knowledge of the Vendors, threatened.  Neither of the Corporations has received written notice of any, and to the Knowledge of the Vendors there are no existing, defaults or events of default or events or states of fact which notice will lapse of time or both would constitute a default by either Corporation, and/or of any such Permit.

Representations and Warranties of Northcore.
Northcore hereby represents and warrants to the Vendors as follows:

(mmm)	Northcore is a corporation duly incorporated, organized and subsisting under the laws of the Province of Ontario.
(nnn)	Northcore has good and sufficient power, authority and right to enter into and deliver this Agreement and to complete the transactions to be completed by Northcore contemplated hereunder.
(ooo)
This Agreement constitutes, and, at Closing, each other Transaction Document will constitute, a valid and legally binding obligation of Northcore, enforceable against Northcore in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

(ppp)	Neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by Northcore will result in a violation of:
(xcix) any of the provisions of the constating documents or by-laws of Northcore;
(c) any agreement or other instrument to which Northcore is a party or by which Northcore is bound; or
(ci) any Applicable Law in respect of which the Purchaser must comply.

General Covenants.
With respect to Taxes, Northcore does not assume and will not be liable for any Taxes which may be or become payable by the Vendors, including any Taxes resulting from or arising as a consequence of the sale by the Vendors to Northcore of the Purchased Shares herein contemplated, and the Vendors will indemnify and save harmless Northcore and the directors, officers, employees and agents of Northcore from and against all such Taxes.

Covenants of the Vendors.
The Vendors hereby covenant as follows:

Except as contemplated in this Agreement or with the prior written consent of Northcore, from the date of this Agreement until the Closing Date, each of the Vendors will:  (i) cause the Corporations’ businesses to be carried on only, and will ensure that neither Corporation, as applicable, takes any action except in the usual and ordinary course of such respective business, as applicable, consistent with past practice; (ii) cause each Corporation to use its reasonable commercial efforts to preserve intact its business organization and its present relationships with customers, suppliers and other persons with which it may have business relationships and to keep available the services of its current officers, employees and consultants; and (iii) ensure that neither of the Corporations, directly or indirectly, do, authorize, agree or commit to do any of the following:
(qqq)	modify, amend or otherwise change, or take any action in contravention of, its articles of incorporation or by-laws or equivalent organizational documents or governing documents;
(rrr)	enter into any amalgamation, plan of amalgamation, consolidation, business combination, joint venture or other material corporate transaction;
(sss)
issue, sell, dispose of, pledge or encumber: (i) any shares of its capital, as applicable, or any options, warrants, convertible or exchangeable securities or other rights of any kind to acquire any shares of its capital, as applicable, of it; or (ii) any of its assets, tangible or intangible, unless any such disposition is in the ordinary course of a business of a Corporation, as applicable, consistent with past practice;

(ttt)
purchase or otherwise acquire (including for cash or securities, by amalgamation, consolidation, or acquisition of shares or assets) any interest in any property or make any investment either by purchase of securities, contributions of capital or property transfer, unless any such purchase or other acquisition is in the ordinary course of the Corporations’ businesses, as applicable, consistent with past practice;

(uuu)
incur any Indebtedness (including any refinancing of existing Indebtedness) or guarantee or endorse or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans or advances;

(vvv)	declare, set aside, make or pay any dividend or any other distribution, payable in cash, property or otherwise, with respect to any of its share capital or other ownership interests;
(www)
reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its share capital, partnership or membership interest or other ownership interest as applicable;

(xxx)	make any capital expenditures;
(yyy)	enter into, amend or terminate any Contract;
(zzz)
increase the compensation, commission, bonus or other direct or indirect remuneration payable or to become payable to its directors, managers, officers, employees, independent contractors or agents, or grant any severance or termination pay to, or enter into any employment or severance agreement with any such persons, or establish, adopt, enter into or amend or take any action to accelerate any rights or benefits under any collective bargaining, bonus, profit share, trust, compensation, stock option, restricted stock, pension, retirement deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any such persons, except as required by Applicable Law;

(aaaa)	hire or otherwise retain the services of any employee or consultant;
(bbbb)	change its fiscal year or make any material change in its accounting policies or procedures, unless required under generally accepted accounting principles or otherwise required by Applicable Law;

(cccc)	permit present insurance policies or other comparable insurance coverage to lapse;
(dddd)
adopt any plan or proposal for a complete or partial liquidation or dissolution or any reorganization or recapitalization or commence any case, proceeding or action seeking relief under any existing or future Applicable Laws relating to bankruptcy, insolvency, conservatorship or relief of debtors;

(eeee)	take or permit to be taken, any action that would prevent the businesses of the Corporations as they currently exist, from continuing on an ongoing basis in all material respects;
(ffff)	suffer or permit any Encumbrances to attach to or affect their respective assets; or
(gggg)	not declare or distribute any dividends or pay dividends on the Purchased Shares.

During the period from the date of this Agreement until Closing, the Vendors will:
(hhhh)
promptly advise Northcore in writing of the occurrence of any Material Adverse Effect in respect of the Corporations or of any facts that come to their attention which would cause any of the Vendors’ representations and warranties herein contained to be untrue in any respect; and

(iiii)
cause each Corporation to maintain its books, records and accounts, in the usual and ordinary course, consistent with past practice and record all transactions on a basis consistent with that practice.

The Vendors will ensure that the representations and warranties of the Vendors set out in this Agreement are true and correct at Closing and that the conditions of closing for the benefit of Northcore have been performed or complied with by Closing.

Covenants of Northcore.
Northcore hereby covenants as follows:

Northcore will ensure that the representations and warranties of Northcore set out in this Agreement are true and correct at Closing and that the conditions of closing for the benefit of the Vendors set out in this Agreement have been performed or complied with by Closing.

If the Corporations fail to sustain two consecutive financial quarters meeting pro-rated Milestones, in the event that Northcore, acting reasonably, decides to implement a material reorganization, disposition, amalgamation or other transaction involving the Corporations, Northcore may, subject to Applicable Law, provide the Corporations with one hundred and eighty (180) days notice of such decision. If the Corporations return to achieving such pro-rated Milestones within such one hundred and eighty (180) day period, Northcore will, acting reasonably, defer such decision. If the Corporations fail to return to achieving such pro-rated Milestones, Northcore may in its sole discretion, implement such decision.

Employee Bonus Pool.
The Parties agree that an annual employee bonus pool (the “First Bonus Pool”) will be established within Envision and Kahoot equal to the greater of $23,000 or 20% of Envision plus Kahoot’s combined EBITDA (such EBITDA adjusted to reflect employee bonuses and Annual Incentives) in excess of the Milestones. Such bonus pool will be allocated and distributed at Todd Jamieson’s discretion at the end of each of Envision and Kahoot’s 2012 and 2013 fiscal year. There will be an additional one-time bonus (the “Second Bonus Pool”) for certain Key Employees for a combined total of $35,000 ($10,000 available to Gurjot Bhuller, $15,000 available to Brian Johnson and $10,000 available to Jennifer Priest) should each Key Employee stay with the company for two years.

Milestone Payments.
Upon a Milestone Payment date:

(jjjj)
If a Vendor has voluntarily resigned from their employment with a Corporation or such employment has been terminated with cause prior to any of the Milestone Payment dates, such Vendor shall forfeit their entitlement to receive any Milestone Payment which has not yet been released pursuant to the terms of this Agreement on each of the Milestone Payment dates following the date of such resignation or termination.

(kkkk)
If a Vendor’s employment with a Corporation is terminated without cause, or such Vendor is laid off, dies or becomes permanently disabled, he, she or their estate as the case may be, will be entitled to receive the Milestone Payment otherwise owed to such Vendor in accordance with the terms of this Agreement.

(llll)
Should the collective financial performance of the Corporations not meet the Milestones, the corresponding Milestone Payment shall be reduced in direct proportion to the shortfall, with no payment due in a given year should collective revenues be less than $800,000 or net EDITDA, after adjusting for the First Bonus Pool and the Second Bonus Pool and Annual Incentives, be less than $20,000. The Company views revenue and EBITDA to be of equal importance.

(mmmm)	Revenue will be recognized in accordance with International Financial reporting Standards.
(nnnn)	Any dispute regarding Milestone achievement will be resolved by a mutually agreed upon independent national accounting firm.

Post-Transaction Accounting.
The Parties agree that all ongoing accounting activities of the Corporations will be completed by Northcore, including accounts payable, accounts receivable and payroll requirements. Northcore will charge the Corporations a flat fee of $20,000 per year allocated between the Corporations for such services.

Examination of Records and Assets.
The Vendors will forthwith cause each Corporation to make available to Northcore and its authorized representatives all data bases recorded or stored by means of any device, including in electronic form, leases, certificates of trade marks and copyrights, if any, and Contracts in its possession or under its control relating to each Corporation, its assets or the Corporations’ businesses, as applicable. The Vendors will cause each Corporation to forthwith make available to Northcore and its authorized representatives for examination all books of account and accounting records relating to such Corporation.  The Vendors will cause each Corporation to give Northcore and its authorized representatives every reasonable opportunity to have access to and to inspect the assets of each Corporation.

Role of Todd Jamieson.
The Parties agree that post-Closing, subject to the discretion of Northcore acting reasonably, Todd Jamieson’s role with Envision will include:
(oooo)	Todd will be responsible for overseeing the mutually agreed upon vision statement/business plan and budget.
(pppp)
Todd will be given the ability to ensure the existing Envision Online staff culture, branding, perceived image and customer service are retained (as outlined in Northcore’s Core Values Document provided to Todd Jamieson).

(qqqq)
Todd will be given all reasonable chances to meet Milestones by keeping existing production and management strategies and systems intact and all current staff (who continue to have favourable reviews) will continue to be employed by Envision Online.

(rrrr)
Should Envision be asked to lay-off staff in order to cut costs, Envision will be given a reasonable amount of time (3 or more months) to correct the situation by other cost cutting/revenue creation measures.

(ssss)	Envision Employees will eventually (once Northcore’s budget permits) be offered industry appropriate salaries, employee stock options and health benefits (subject to achieving Milestones).
(tttt)	Todd will be invited, from time to time (when appropriate) to be involved in strategic management discussions regarding Northcore’s future acquisitions, technology and over business direction.
(uuuu)
Brian Johnson will be invited, from time to time (when appropriate) to be involved in strategic management discussions regarding Northcore’s future acquisitions, technology and over business direction.

(vvvv)
Envision will be highlighted on Northcore’s website and whenever possible Northcore will refer new business to Envision (as will Envision to Northcore) that is more appropriate for their strengths. (eg:  a website for a medium sized business would ideally be developed by Envision instead of Northcore).”

GENERAL TERMS AND CONDITIONS

Restrictions.
The Shares will be issued by way of private placement exempt from prospectus and registration requirements in the Province of Ontario, subject to the receipt of any applicable regulatory and stock exchange approvals.

Currency.
Unless otherwise indicated, all references to dollar amounts in this Agreement are expressed in Canadian currency.

Further Acts.
Each of the Vendors and Northcore will from time to time execute and deliver all such further documents and instruments and do all acts and things as the other Parties may, either before or after the Closing Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

Expenses.
Whether or not the Transactions are consummated (as contemplated herein or otherwise), each Party will pay its own fees and expenses incurred in connection with the negotiation, preparation, execution and delivery of this Agreement and the Term Sheet, and any other agreements or documents contemplated hereby or thereby, and the due diligence in advance of the Closing Date.

Headings.
The division of this Agreement into Articles and Sections and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement.  The terms “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof.  Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections, Appendices and Schedules are to Articles and Sections of and Schedules to and Appendices to this Agreement.

Statutory References.
In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute is to that statute as now enacted or as the same may from time to time be amended, re-enacted or replaced and includes any regulations made thereunder.

Waiver of Condition.
Northcore, in the case of a condition set out in Section 4.1, and the Vendors, in the case of a condition set out in Section 4.2, will have the exclusive right to waive the performance or compliance of such condition in whole or in part and on such terms as may be agreed upon without prejudice to any of its rights in the event of non-performance of or non-compliance with any other condition in whole or in part.  Any such waiver will not constitute a waiver of any other conditions in favour of the waiving Party.  Such waiving Party will retain the right to complete the sale and purchase of the Purchased Shares herein contemplated and sue the other Party or Parties, in respect of any breach of the other Party’s covenants, obligations or any inaccuracy or misrepresentation in a representation or warranty of the other Party which gave rise to the non-performance of or non-compliance with the condition so waived.

Termination.
This Agreement may be terminated, by notice given prior to or at the completion of the sale and purchase of the Purchased Shares herein contemplated:
(wwww)
by the Vendors or Northcore if a breach of any representation, warranty, covenant, obligation or other provision of this Agreement has been committed by the other Party and such breach has not been waived or cured within 30 days following the date on which the non-breaching Party notifies the other Party of such breach;

(xxxx)
by Northcore if any of the conditions in Section 4.1 has not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of Northcore to comply with its obligations under this Agreement) and Northcore has not waived such condition on or before the Closing Date;

(yyyy)
by the Vendors if any of the conditions in Section 4.2 has not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of the Vendors to comply with their obligations under this Agreement) and the Vendors have not waived such condition on or before the Closing Date; or

(zzzz)	by written agreement of Northcore and the Vendors;.
(aaaaa)
by the Vendors or Northcore if the completion of the sale and purchase of the Purchased Shares herein contemplated has not occurred (other than through the failure of the Party seeking to terminate this Agreement to comply fully with its obligations under this Agreement) on or before April 30, 2012 or such later date as the Parties may agree upon.

Effect of Termination.
Each Party’s right of termination under Section 6.8 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies.  If this Agreement is terminated pursuant to Section 6.8, all further obligations of the Parties under this Agreement will terminate, except that the obligations in Section 6.11(3) and Section 6.4 will survive; provided, however, that if this Agreement is terminated by a Party because of a breach of a representation or warranty, covenant, obligation or other provision of this Agreement by the other Party or because one or more of the conditions to the terminating Party’s obligations under this Agreement is not satisfied as a result of the other Party’s failure to comply with its obligations under this Agreement, the terminating Party’s right to pursue all legal remedies with respect to such breach will survive such termination unimpaired.

Closing.
The sale and purchase of the Shares will be completed at the time of Closing by exchange of documents as agreed between the Parties.

Deliveries and Confidentiality.
           At Closing the Vendors will have delivered to (i) Northcore all of the material books and records that relate to the Envision business (the “Envision Documents”), and (ii) Northcore all of the material books and records that relate to the Kahoot business (the “Kahoot Documents”), in each case to the extent they are not under the possession or control of the Corporations, as applicable.  Northcore will use its reasonable commercial efforts to ensure that the Corporations preserves the Envision Documents and the Kahoot Documents so delivered for a period of six years from the Closing Date, or for such other period as is required by any Applicable Law, and will permit the Vendor s and their authorized representatives reasonable access thereto in connection with the affairs of the Vendors, but Northcore will not be responsible or liable to the Vendors for or as a result of any loss or destruction of or damage to any such documents, except to the extent such loss or destruction or damage directly results in a Claim against a Vendor by Northcore pursuant to this Agreement and the defence of such Claim by such Vendor is materially prejudiced by such loss, destruction or damage
Both prior to the Closing Date and, if the sale and purchase of the Purchased Shares hereunder fail to occur for whatever reason, thereafter Northcore will not disclose to anyone or use for its own or for any purpose other than the purpose contemplated by this Agreement any confidential information concerning the Vendors or the Corporations obtained by Northcore pursuant hereto, will hold all such information in the strictest confidence and, if the sale and purchase of the Purchased Shares hereunder fails to occur for whatever reason, will return all documents, records and all other information or data relating to the Vendors or the Corporations which Northcore obtained pursuant to this Agreement.
From and after the Closing Date the Vendors will not disclose to anyone or use for any purpose any confidential information concerning the Corporations and will hold all such information in the strictest confidence.
Except as required by Applicable Law or rules and policies of the Toronto Stock Exchange, no public announcement or press release concerning the sale and purchase of the Shares may be made by the Vendors or Northcore without the prior consent and joint approval of the Vendors and Northcore.

Time of the Essence.
Time is of the essence of this Agreement.

Benefit of the Agreement.
This Agreement will enure to the benefit of and be binding upon the respective heirs, executors, administrators, other legal representatives, successors and permitted assigns of the Parties.

Entire Agreement.
This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the Parties with respect thereto, including the Term Sheet.  There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties other than as expressly set forth in this Agreement.

Amendments and Waivers.
No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by all of the Parties.  No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, will be limited to the specific breach waived.

Assignment.
This Agreement may not be assigned by the Vendors without the written consent of Northcore but may be assigned by Northcore without the consent of the Vendors to an Affiliate of Northcore, provided that such Affiliate enters into a written agreement with the Vendors to be bound by the provisions of this Agreement in all respects and to the same extent as Northcore is bound and provided that Northcore will continue to be bound by all the obligations hereunder as if such assignment had not occurred and perform such obligations to the extent that such Affiliate fails to do so.

Notices.
Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery, by registered mail or by electronic means of communication addressed to the recipient as follows:

To the Vendors:

•	Confidential Personal Information.

With a copy to:
Andre Martin
Mann & Partners, LLP
Suite 710, 1600 Scott Street
Ottawa, Ontario, K1Y 4N7 Canada
Fax No.: 613-722-7677
Email: Andre@mannlawyers.com

To Northcore:

302 The East Mall, Suite 300
Etobicoke, Ontario, Canada M9B 6C7

Attention:                      CFO
Fax No.:                      (416) 640-0413

With a copy to:

Baker & McKenzie LLP
Brookfield Place
181 Bay Street, Suite 2100
P.O. Box 874
Toronto, Ontario, Canada M5J 2T3

Attention:               Greg McNab
Fax No.:                  (416) 863-6275
Email:                      greg.mcnab@bakermckenzie.com

or to such other street address, individual or electronic communication number or address as may be designated by notice given by either Party to the other.  Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by registered mail, on the second Business Day following the deposit thereof in the mail and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day.  If the Party giving any demand, notice or other communication knows or ought reasonably to know of any difficulties with the postal system that might affect the delivery of mail, any such demand, notice or other communication may not be mailed but must be given by personal delivery or by electronic communication.

Remedies Cumulative.
The right and remedies of the Parties under this Agreement are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity or otherwise.  No single or partial exercise by a Party of any right or remedy precludes or otherwise affects the exercise of any other right or remedy to which that Party may be entitled.

No Third Party Beneficiaries.
Except as provided in Section 6.16, this Agreement is solely for the benefit of:
(bbbbb)	the Vendors and their respective heirs, executors, administrators, other legal representatives, successors and permitted assigns, with respect to the obligations of Northcore under this Agreement; and
(ccccc)	Northcore, and its respective successors and permitted assigns, with respect to the respective obligations of the Vendors under this Agreement;
and this Agreement will not be deemed to confer upon or give to any person any Claim or other right or remedy.  Each of the Vendors appoints the Purchaser as the trustee for the Purchaser Indemnitees (as defined below) of the covenants of indemnification of such Vendor with respect to such Purchaser Indemnitees as specified in this Agreement and Northcore accepts such appointment.  Northcore appoints the Vendors as the trustees for the Vendor Indemnitees of the covenants of indemnification of Northcore with respect to such Vendor Indemnitees (as defined below) specified in this Agreement and the Vendors accept such appointment.

Counterparts.
This Agreement may be executed in two or more counterparts, including counterparts transmitted by facsimile or electronic transmission, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Delivery of an executed signature page to this Agreement by any Party by electronic transmission will be as effective as delivery of a manually executed copy of this Agreement by such Party.

Governing Law.
This Agreement will be governed by the laws of Ontario, Canada and the Parties attorn to the jurisdiction of the Courts of Ontario, Canada. In the event of any claim by a Party, the other Parties agree that such claim will be heard in the Provincial Courts located in the City of Toronto, Ontario, Canada.

INDEMNIFICATION

Survival.
All covenants, representations and warranties of each Party contained in this Agreement will survive the Closing and will continue in full force and effect, subject to the provisions of this Article 7.

Indemnification by the Vendors.
Subject to the provisions of this Article 7, the Vendors will, as set out below, indemnify and save harmless Northcore and the directors, officers, employees and agents of Northcore (collectively, the “Purchaser Indemnitees”) from and against all Claims asserted against and Losses incurred by any of them directly or indirectly arising out of or resulting from:
(ddddd)	any inaccuracy or misrepresentation in any representation or warranty of any of the Vendors in this Agreement applicable to it;
(eeeee)	any breach of any covenant of any of the Vendors applicable to it in this Agreement;
(fffff)
any Taxes owing or that may become owing by the Corporation in respect of any period ending on or before the Closing Date, in excess of the amount of the provisions for such Taxes in previous filed tax returns and any GST/HST, Quebec Sales Tax, provincial retail sales Tax and similar Taxes owing or that may become owing by the Corporation in respect of any period ending on or before the Closing Date and where a period ends after the Closing Date, that part of the period up to and including the Closing Date, but only to the extent such Taxes are not reflect in the books and records of a Corporation at Closing;

(ggggg)	the Reorganization;
(hhhhh)	the Corporations not having prepared or posted a pay equity plan for all employees of the Corporations in compliance with the Pay Equity Act (Ontario); or
(iiiii)
the authorized, issued or unissued share capital of the Corporations, including the articles of the Corporations (including the articles of amendment of Envision dated March 6, 2012), or any omission to file any articles of amendment or any decision to not file any articles of amendment.

Todd Jamieson shall be the sole indemnifying party for purposes of Section 7.2(1)(c) to (f) inclusive.

Notwithstanding any of the other provisions of this Agreement, the Vendors will not be liable to any Purchaser Indemnitee in respect of:
(jjjjj)	any Claim or Loss directly or indirectly arising out of or resulting from any inaccuracy or misrepresentation in any representation or warranty of the Vendors in this Agreement unless:
(cii) in the case of any Claim or Loss arising out of or resulting from the Tax liability of a Corporation, including any representation or warranty in Section 5.1(12), notice of any Claim by Northcore against any of the Vendors with respect thereto is given to the Vendors by Northcore within 90 days after the expiration of the last of the limitation periods contained in the Tax Act and any other legislation imposing Tax on a Corporation subsequent to the expiration of which an assessment, reassessment or other form or recognized document assessing liability for Tax for the period ended on or before the Closing Date (and where a reporting period for purposes of GST/HST, Quebec Sales Tax and provincial retail sales Tax, ends after the Closing Date, that part of the particular reporting period up to and including the Closing Date) cannot be issued to any Corporation; or

(ciii) in the case of any Claim or Loss arising out of or resulting from: (i) any inaccuracy or misrepresentation in any representation or warranty in Section 5.1 (other than Section 5.1(12) and the Special Representations), notice of any Claim by Northcore against the Vendors with respect thereto is given to the Vendors by Northcore pursuant to Section 7.4 within 30 months after the Closing Date, whether or not any Purchaser Indemnitee has discovered or could have discovered such inaccuracy or misrepresentation before such time but excluding any Claim or Loss arising out of or resulting from any fraud by any Vendor or from any inaccuracy or misrepresentation in any Special Representation in which case there will be no time limit for Northcore to make a Claim against the Vendors in respect thereof;
(kkkkk)	any inaccuracy or misrepresentation in any representation or warranty of the Vendors in this Agreement:
(civ) unless the Losses arising from such inaccuracy or misrepresentation exceed $25,000, and for this purpose all inaccuracies or misrepresentations arising from the same event or circumstances will be aggregated; and
(cv) unless and until the aggregate of all such other Losses that meet the criteria in (i) above exceeds $25,000, after which the Vendor Parties will be jointly and severally liable for (and will be required to pay) the amount owing in respect of all such Losses, including the $25,000, other than, in all cases, any Loss attributable to: (i) an inaccuracy or misrepresentation pertaining to any of the Special Representations; or (ii) fraud.

Indemnification by Northcore.
Subject to the provisions of this Article 7, Northcore will indemnify and save harmless the Vendors and the directors, officers, employees and agents of the Vendors (the “Vendor Indemnitees”) from and against all Claims asserted against and Losses incurred by any of them directly or indirectly arising out of or resulting from
(lllll)	any inaccuracy or misrepresentation in any representation or warranty of Northcore in this Agreement, or
(mmmmm)	any breach of any covenant of Northcore in this Agreement.
Notwithstanding any of the other provisions of this Agreement, Northcore will not be liable to any Vendor Indemnitee in respect of:
(nnnnn)
any Claim or Loss directly or indirectly arising out of or resulting from any inaccuracy or misrepresentation in any representation or warranty of Northcore in this Agreement unless notice of any Claim by a Vendor against Northcore with respect thereto is given to Northcore by a Vendor within 36 months after the Closing Date, whether or not any Vendor Indemnitee has discovered or could have discovered such inaccuracy or misrepresentation before such time but excluding any Claim or Loss arising out of or resulting from any fraud by Northcore in which case there will be no time limit for a Vendor to make a claim or demand against the Northcore in respect thereof; or

(ooooo)	any inaccuracy or misrepresentation in any representation or warranty of Northcore in this Agreement:

(cvi) unless the Losses arising from such an inaccuracy or misrepresentation exceeds $25,000 and for this purpose all inaccuracies or misrepresentations arising from the same event or circumstances will be aggregated; and
(cvii) unless and until the aggregate of all such Losses which meet the criteria in (i) above exceeds $25,000, after which Northcore will be liable for (and will be required to pay) the amount owing in respect of all such Losses, including the $25,000.

Third Party Indemnification.
Promptly after the assertion by any Third Party of any Third Party Claim (a “Third Party Proceeding”) against any person entitled to indemnification under this Agreement (the “Indemnitee”) that results or may result in the incurrence by such Indemnitee of any Claim or Loss for which such Indemnitee would be entitled to indemnification pursuant to this Agreement, such Indemnitee will promptly notify the Party from whom such indemnification is or may be sought (the “Indemnitor”) of such Third Party Proceeding.  Such notice will also specify with reasonable detail (to the extent the information is reasonably available) the factual basis for the Third Party Proceeding, the amount claimed by the Third Party, or if such amount is not then determinable, a reasonable estimate of the likely amount of the Third Party Claim.  The failure to promptly provide such notice will not relieve the Indemnitor of any obligation to indemnify the Indemnitee, except to the extent such failure prejudices the Indemnitor.  Thereupon, the Indemnitor will have the right, upon written notice (the “Defence Notice”) to the Indemnitee within 30 days after receipt by the Indemnitor of notice of the Third Party Proceeding (or sooner if such Third Party Proceeding so requires) to conduct, at its own expense, the defence against the Third Party Proceeding in its own name or, if necessary, in the name of the Indemnitee.  The Defence Notice will specify the counsel the Indemnitor will appoint to defend such Third Party Proceeding (the “Defence Counsel”), and the Indemnitee will have the right to approve the Defence Counsel, which approval will not be unreasonably withheld.  Any Indemnitee will have the right to employ separate counsel in any Third Party Proceeding and/or to participate in the defence thereof, but the fees and expenses of such counsel will not be included as part of any Losses incurred by the Indemnitee unless (i) the Indemnitor failed to give the Defence Notice, (ii) such Indemnitee has received an opinion of counsel, reasonably acceptable to the Indemnitor, to the effect that the interests of the Indemnitee and the Indemnitor with respect to the Third Party Proceeding are sufficiently adverse to prohibit the representation by the same counsel of both Parties under applicable ethical rules, or (iii) the employment of such counsel at the expense of the Indemnitor has been specifically authorized by the Indemnitor.  The Party conducting the defence of any Third Party Proceeding will keep the other Party apprised of all significant developments and will not enter into any settlement, compromise or consent to judgment with respect to such Third Party Proceeding unless the Indemnitor and the Indemnitee consent, which consent will not be unreasonably withheld.

Exclusive Remedy.
From and after the completion of the sale and purchase of the Purchased Shares herein contemplated, except in the case of a breach of Section 6.11(2) and (3), the rights of indemnity set forth in this Article 7 are the sole and exclusive remedies of each Party in respect of any inaccuracy or misrepresentation in any representation or warranty, or breach of covenant or other obligation by another Party under this Agreement.  Accordingly, the Parties waive, from and after the Closing, any and all rights, remedies and Claims that one Party may have against another Party, whether at law, under any statute or in equity (including Claims for contribution or other rights of recovery arising under any Environmental Law, Claims for breach of contract, breach of representation and warranty, negligent representation and all Claims for breach of duty), or otherwise, directly or indirectly, relating to the provisions of this Agreement or the transaction contemplated by this Agreement other than equitable remedies in the case of a breach of Section 6.11(3), as expressly provided for in this Article 7 and other than those arising with respect to any fraud.  This Article 7 will remain in full force and effect in all circumstances and will not be terminated by any breach (fundamental, negligent or otherwise) by any Party of its representations, warranties, covenants or other obligations under this Agreement or under any Closing document or by any termination or rescission of this Agreement by any Party.

Milestone Payment Set-off.
Any of Todd Jamieson’s payment obligations in the event of any indemnity by Todd Jamieson shall be guaranteed by any Milestone Payments not yet paid to Todd Jamieson. In the event that Todd Jamieson fails to make any payment for obligations arising under this Agreement, Northcore shall be entitled to immediate payment of such amounts out of any outstanding Milestone Payments as soon as they become payable on a pro rata basis without any notice to or consent of Todd Jamieson.

PREPARATION OF TAX RETURNS

Preparation of Tax Returns

(ppppp)
The Vendors shall cooperate with Northcore to prepare all Tax Returns for the Corporations due after the Closing Date in respect of periods ending on or before or which include the Closing Date.  Such Tax Returns shall be prepared on a basis consistent with applicable Laws and the Corporations' existing procedures for preparing such Tax Returns and in a manner consistent with prior practice with respect to the treatment of specific items on the Tax Returns (to the extent such treatment is in accordance with applicable Laws and reasonable in the circumstances).

(qqqqq)
The Vendors will cooperate with Northcore to have the Corporations elect in their Tax Returns for the Corporations' taxation year ending immediately before the acquisition of control (as that term is used in the Tax Act) not to have subsection 256(9) of the Tax Act apply, so that the acquisition of control of the Corporations shall be deemed to have occurred at the time of Closing.

(rrrrr)
Not less than thirty (30) days (or in the case of GST/HST and other sales Taxes not less than fifteen (15) days) prior to the due date of each such Tax Return, the Vendors will cooperate with Northcore or its designee to prepare a complete Tax Return.

ARBITRATION

Arbitration. Subject to Section 5.7(e), in the event of any dispute, claim, question or difference arising out of or relating to this Agreement, or any breach hereof, the Parties shall use their best efforts to settle such dispute, claim, question or difference. To this effect, they shall consult and negotiate with each other, in good faith and understanding of their mutual interests, to reach a just and equitable solution satisfactory to all Parties.

If the Parties do not reach a solution within a period of twenty-five (25) Business Days following the receipt by each Party of notice of such dispute, claim, question or difference, then upon notice by any Party to the other Party, the dispute, claim, question or difference shall be finally settled by arbitration in accordance with the following provisions:

(sssss)
the arbitration shall take place in Toronto, Ontario, unless the Parties agree otherwise, in the English language, and in accordance with the Rules of Arbitration of the International Chamber of Commerce with one or more arbitrators appointed in accordance with such rules;

(ttttt)	the arbitrator(s) shall be qualified by education and training to pass upon the particular matter to be decided;
(uuuuu)
the arbitrator(s) shall be instructed that time is of the essence in proceeding with this determination of any dispute, claim, question or difference and, in any event, the arbitration award must be rendered within thirty (30) days of any arbitral hearing;

(vvvvv)
the arbitrator may establish such procedures, schedules and time limits as the arbitrator, in his or her absolute discretion, considers fair and appropriate for achieving a just and proper result in relation to the particular matter in issue and in doing so may have regard to:

(cviii)	the amount in issue;
(cix)	the complexity of the matters in dispute;
(cx)	the need for urgency;
(cxi)	the need for Parties to have access to documents or information in the possession of the other;
(cxii)	whether issues of credibility are involved or whether the matter can be disposed of without the evidence of witnesses; and
(cxiii)	whether there is a need for oral argument or whether the matter can be disposed of on the basis of written submissions;
(wwwww)
unless the Parties agree or the arbitrator directs otherwise, the fact of the arbitration and all proceedings relating thereto shall be held in confidence by the arbitrator and by the Parties and their professional advisors and consultants. The arbitrator may authorise disclosure of some or all of the matters in dispute to Third Parties, on such terms as to confidentiality as the arbitrator considers appropriate, where such disclosure is necessary to comply with legal requirements or obligations of either Party or to facilitate the arbitration;

(xxxxx)
the prevailing Party (as determined by the arbitrator) shall in addition be awarded by the arbitrator such Party’s own reasonable legal fees and expenses in connection with such proceeding. The nonprevailing Party (as determined by the arbitrator) shall pay the Arbitrator’s fees and expenses.

(yyyyy)	the arbitrator may award interest on all or any portion of any amount found owing from one Party to the other;
(zzzzz)	the arbitrator may not award punitive, exemplary or non-compensatory damages of any kind;
(aaaaaa)
the arbitration award shall be given in writing and shall be final and binding on the Parties, not subject to any appeal, and shall deal with the question of costs of arbitration and all matters related thereto;

(bbbbbb)
judgment upon the award rendered may be entered in any court having jurisdiction, or application may be made to such court for a judicial recognition of the award or an order or enforcement thereof, as the case may be; and

(cccccc)
with respect to matters not specifically covered by this Section, the arbitration shall be governed by the laws of the Province of Ontario and the Rules of Civil Procedure, made under the Courts of Justice Act, R.R. O. 1990, Reg. 194., as amended from time to time.

Notwithstanding the foregoing, nothing in this Section shall be construed to waive any rights or timely performance of any obligation existing under this Agreement.

(balance of the page intentionally left blank)

SHARES PURCHASE AGREEMENT

Executed as of the date first written above on behalf of:

Northcore Technologies Inc.
Per: _-Sd-___________________________

The Shareholders of Envision Online Media Inc.:

-Sd-	-Sd-
_____________________	___________________
Shareholder,	Witness

-Sd-	-Sd-
_____________________	___________________
Shareholder,	Witness

The Shareholders of KahootKids! Inc.:

-Sd-	-Sd-
_____________________	___________________
Shareholder,	Witness

-Sd-	-Sd-
_____________________	___________________
Shareholder,	Witness

Envision Online Media Inc.	KahootKids! Inc.
Per:	Per:

-Sd- _____________________ Chief Executive Officer	-Sd- _____________________ Chief Executive Officer

